Form 20-F
period 2002-12-31
UPM KYMMENE CORP
filed 2003-04-28
CIK 1089642

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE YEAR ENDED DECEMBER 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-14932

UPM-Kymmene Oyj

(Exact name of Registrant as specified in its charter)

UPM-Kymmene Corporation

(Translation of Registrant’s name into English)

The Republic of Finland

(Jurisdiction of incorporation or organization)

Eteläesplanadi 2

FIN-00130 Helsinki

Finland

358-204 15111

(Address and telephone number of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Ordinary shares, with no nominal value, represented by American Depositary Shares	New York Stock Exchange, Inc.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of ordinary shares outstanding on December 31, 2002: 260,115,975

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐

Item 18  ☒

i

INTRODUCTION

In this annual report, the “Company,” the “Group,” “we,” “us” and “our” refer to UPM-Kymmene Corporation or UPM-Kymmene Corporation and its consolidated subsidiaries, as the context may require. We are incorporated as a stock corporation organized under the laws of the Republic of Finland. UPM-Kymmene Corporation was created as a result of the merger of Kymmene Corporation (“Kymmene”) and Repola Ltd (“Repola”), which took legal effect on April 30, 1996. Prior to the merger, United Paper Mills Ltd (“UPM”) had been a paper and forest products subsidiary of Repola.

FINANCIAL AND OTHER INFORMATION

We produce financial statements in accordance with Finnish generally accepted accounting principles (“Finnish GAAP”), which vary in certain respects from the U.S. generally accepted accounting principles (“U.S. GAAP”). Reconciliation of certain amounts to U.S. GAAP is set forth in Note 26 of the notes to the consolidated financial statements included elsewhere in this annual report.

The financial information set forth in a number of tables herein has been rounded to the nearest whole number or the nearest decimal. Accordingly, in certain instances, the sum of the numbers in a column may not conform exactly to the total figure given for that column.

Except as otherwise indicated, information regarding turnover for each of our divisions as presented herein includes inter-divisional sales.

In 2001, we reorganized our operating segments and created a new organizational structure which was implemented as of January 1, 2002. Accordingly, all the segment information for prior years in this annual report has been restated to conform to our current operating structure.

Certain financial terms and indicators used throughout this annual report on Form 20-F are calculated by the Company as follows:

•	“Return on equity” is calculated by multiplying (i) 100 by (ii) (a) the profit (loss) before extraordinary items and taxes minus income taxes, divided by (b) shareholders’ equity minus any capital loans and treasury shares, plus minority interest (average).

•	“Return on capital employed” or “ROCE” for the Group is calculated by multiplying (i) 100 by (ii) (a) the profit (loss) before extraordinary items plus interest expenses and other financial expenses, divided by (b) the balance sheet total minus non-interest-bearing liabilities and treasury shares (average).

•	“Return on capital employed” for the operating divisions of the Group is calculated by multiplying (i) 100 by (ii) (a) operating profit, divided by (b) non-current assets plus stocks (inventories) and trade receivables, minus trade payables (average).

•	“Gearing ratio” is calculated by multiplying (i) 100 by (ii) (a) net interest-bearing liabilities, divided by (b) shareholders’ equity (including any capital loans) plus minority interest, minus treasury shares.

•	“Equity to assets ratio” is calculated by multiplying (i) 100 by (ii) (a) shareholders’ equity (including any capital loans) plus minority interest minus treasury shares, divided by (b) the balance sheet total minus advances received and treasury shares.

•	“Operating profit excluding amortization of goodwill and non-recurring items” for the operating divisions of the Group equals operating profit before amortization of goodwill, before gains and losses from sale of shares and fixed assets, before write-downs and before restructuring expenses. We use “operating profit excluding amortization of goodwill and non-recurring items” as a non-GAAP measure for the financial performance of our respective business areas. Management believes that, besides operating profit, operating profit excluding amortization of goodwill and non-recurring items is also a measure commonly reported and widely used by analysts, investors and other interested parties in the paper industry. Accordingly, operating profit excluding amortization of goodwill and non-recurring items is presented to enhance the understanding of our historical operating performance. Operating profit excluding amortization of goodwill and non-recurring items, however, should not be considered as an alternative to operating profit as an indicator of our operating performance. Operating profit excluding amortization of goodwill and non-recurring items is not a measure of financial performance under Finnish GAAP or U.S. GAAP and may not be comparable to other similarly titled measures for other companies. Operating profit excluding amortization of goodwill and non-recurring items is not meant to be predictive of potential future results.

References in this annual report to “European Union countries” are to the 15 member states of the European Union including Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal, Spain, Sweden and the United Kingdom.

At the annual general meeting of shareholders on March 19, 2003, our shareholders resolved to increase our share capital by a bonus issue (the “bonus issue”). In the bonus issue, the shareholders of the Company were, free of charge, given one new share for one old share. Unless otherwise indicated or unless the information relates to a date or period after March 19, 2003, the information contained in this annual report does not reflect the impact of the bonus issue.

All references herein to tons are to metric tons which are equal to 1,000 kilograms.

EURO PRESENTATION

In connection with the introduction of a single European currency (the “euro” or “€”) on January 1, 1999, we began publishing our consolidated financial statements in euros, for periods beginning on January 1, 1999. We published our consolidated financial statements for the year ended December 31, 1998 in Finnish markkas and references to “Finnish markkas” or “FIM” are references to the former lawful currency of Finland. Translations of Finnish markka amounts into euros have been made at the rate of €1.00 = FIM 5.94573, the irrevocable conversion rate effective as from January 1, 1999, which was set by the member states of the European Union. As of January 1, 1999, after becoming a denomination of the euro, the exchange rate of the Finnish markka to other currencies could only be derived based on the exchange rates quoted for the euro against such other currencies.

U.S. DOLLAR PRESENTATION

Solely for the reader’s convenience, this annual report presents translations of certain euro amounts into U.S. dollars (“U.S. dollars,” “U.S.$” or “$”) at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) in effect on December 31, 2002 of €1.00 = U.S.$1.0485 (U.S.$1.00 = €0.9537). On April 25, 2003, the rate was €1.00 = U.S.$1.1040 (U.S.$1.00 = €0.9058). You should not consider these translations as representations that the euro amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. For historical information concerning the euro to dollar exchange rate from

January 1, 1998 to a recent date see “Item 3. Key Information—Exchange Rates.”

FORWARD-LOOKING STATEMENTS

Certain statements in this annual report, including but not limited to certain statements set forth under the captions “Item 3. Key Information,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects,” “Item 8. Financial Information” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk,” are based upon the beliefs of management as well as assumptions made by and information currently available to management and such statements may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Potential investors should note that many factors, some of which are discussed elsewhere in this annual report, could affect the future operations and future financial results of the Group and could cause future operations and future financial results to differ materially from those expressed in such forward-looking statements. Such factors include, among others: (i) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group’s targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group’s patents and other intellectual property rights, the availability of capital on acceptable terms, (ii) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group’s products and the pricing pressures thereto, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by the competitors, (iii) general economic conditions, such as rates of economic growth in the Group’s principal geographic markets or fluctuations in exchange and interest rates, and various other factors, including those described in “Item 3. Key Information—Risk Factors” and elsewhere in this annual report and in other filings that we make with the U.S. Securities and Exchange Commission (the “Commission”). Should one or more of these factors materialize, or should any assumptions of the Group’s management underlying such forward-looking statements prove to be incorrect, the Group’s actual financial condition or its results of operations and prospects could differ materially from those described herein as anticipated, believed, estimated or expected. We do not intend or assume any obligation to update our forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

GLOSSARY

The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in this annual report.

Coated fine paper

Also known as coated woodfree paper. Coated fine paper is used for demanding printing. The amount of coating and gloss of the paper is determined by the end-use. Top quality coated fine papers are called art printing papers and due to excellent printability are used for art books, brochures, annual reports and other similar purposes. Other papers, with a lighter coating, are used for brochures, books, magazines, catalogues and other similar purposes.

Coated paper	Paper which has been coated on one or both sides with a mix of clay or carbonates and latex to create a high quality printing surface.

LWC

Light-weight coated paper. The main characteristics of LWC paper are its higher gloss, brightness and smoothness relative to uncoated supercalendered paper. These properties are necessary for quality printing and good color reproduction. The main uses of LWC paper are in the printing of mainly mass circulation magazines, catalogues and direct mail literature.

MWC

Medium-weight coated paper. MWC paper has higher basis weight and consequently better characteristics of smoothness, brightness and gloss than LWC paper, qualities which are required for demanding color reproduction during the printing process. The main uses of MWC paper are similar to those of LWC paper.

MFC

Machine finished coated paper. MFC paper has high brightness, opacity, bulk and stiffness and is used in specialized magazines, catalogues, inserts, advertising materials and books. The soft nip calender gives a matte finish to the paper.

Deinking

The process of obtaining fiber which can be recycled for papermaking by removing the ink and other non-fibrous components from recovered paper, by washing or flotation combined with chemical treatment.

Face papers	Paper on which the label is printed in self-adhesive labelstock.

Fiber	The basic structural unit of paper. Fibers used in papermaking originate mainly from the stem of softwood and hardwood trees.

Fine paper

Also known as writing paper, free sheet or woodfree paper. Fine paper generally contains chemical pulp, with no more than ten percent of mechanical pulp, and its filler content varies between five and 25 percent. Fine paper is generally highly regarded for its strength, brightness and good archiving characteristics. Fine paper may be coated or uncoated.

Gravure printing

A process of printing that uses a thin, quick-drying ink applied from a cylindrical surface having an etched (recessed) design. Rotogravure printing is the opposite of letterpress printing, since the design areas are recessed into the plate instead of being in relief.

Kraft paper	High strength packaging paper made of softwood pulp, which has the longest fibers. Kraft paper is used primarily in carrier bags, pouches and wrappings.

Label paper	Face and base papers suitable for self-adhesive labels. Face papers have distinct printing properties and base papers have siliconizing and tear-off properties.

Magazine paper	Paper used in magazines, catalogues, brochures, direct mail advertising and similar printed material.

v

MG paper	Machine-glazed paper. Paper made smooth and glossy on one side by drying on a heated, polished metal cylinder, which forms part of the drying section of the machine.

Newsprint

Uncoated paper manufactured mainly from mechanical pulp or recycled paper and used for newspapers and directories. Newsprint has low basis weight and is mainly used for printing newspapers, but it is also used for printing magazines and advertising publications which do not require high quality printing and good color reproduction.

Non-impact printing	A method of printing involving electrophotographic and ink jet printing. In this method, the printing element does not make contact with the paper.

PM	PM, or “paper machine,” is a term used when referring to individual paper manufacturing units within a paper mill.

Printing paper	Papers used in the graphic industry and for photocopying. Printing papers may be coated or uncoated.

Publication papers	Papers used in publications such as newspapers, catalogues, magazines and advertising materials.

Pulp	Generic name for wood or plant based fiber masses used as raw material in papermaking.
Chemical pulp	Generic name for wood or plant based fibers separated from each other by “cooking” wood chips or plants in hot alkaline or acidic solutions of various chemicals.
Mechanical pulp	Generic name for wood or plant based fibers separated from each other mechanically.
Softwood pulp	Pulp obtained from coniferous trees which have the advantage of long fibers which enhance the strength of the paper.

Recovered paper	Paper and board recovered for secondary use.

Recycled fiber	Fiber extracted from recovered paper.

Release paper	In self-adhesive labelstock, the back page of a label that is removed and discarded.

SC

Supercalendered paper. Supercalendered paper is manufactured from mechanical and chemical pulp with mineral pigments as filler. This paper is used for printing magazines, especially multi-color magazines with large circulations. Traditional SC paper is made for gravure printing, but other SC paper grades have also been developed to suit offset printing.

Self-adhesive label stock

Face and base materials laminated together for manufacturers of price and product labels, as well as labels used in automatic data processing. Self-adhesive label stock is also known as pressure sensitive paper.

Siliconized paper	Papers siliconized from one side to form the tear-off part of speciality tapes for hygiene products, labels and industrial applications.

Uncoated fine paper

Also known as uncoated woodfree paper, this paper is principally used for printing and writing. It includes A4 paper used for photocopying and business form paper used as continuous stationery for computer printouts. Uncoated fine paper, when pigmented or surface sized, is used for conversion into envelopes and labels. Machine glazed woodfree paper is used for wrapping and for paper bags.

Woodfree, free sheet or fine paper	Papers used by the graphic industry for writing, including office papers such as photocopying and laser printing paper. These papers may be coated or uncoated.

PART I

Item 1.    Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.    Offer Statistics and Expected Timetable

Not applicable.

Item 3.    Key Information

Selected Financial Data

The following table presents selected consolidated financial data as of and for each of the five years in the period ended December 31, 2002. The selected consolidated financial data presented below as of and for each of the five years in the period ended December 31, 2002 are derived from our audited consolidated financial statements for these periods and should be read in conjunction with these financial statements and the related notes thereto. Our audited consolidated financial statements as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 and the related notes are included elsewhere in this annual report.

Our consolidated financial statements for periods ending prior to January 1, 1999 have been prepared in Finnish markkas and translated into euros at the January 1, 1999 irrevocable conversion rate of €1.00 = FIM 5.94573. The selected consolidated financial data depicts the same trends as would have been presented if we had continued to present such data in the currency that was previously used. The selected consolidated financial data for periods prior to January 1, 1999 may not necessarily be comparable to that of other companies reporting in euros that restated amounts from a currency other than the Finnish markka.

Solely for your convenience, we have included in the following table U.S. dollar amounts for the year ended December 31, 2002 which we have obtained by converting amounts in euros at the rate of €1.00 = U.S.$1.0485 (U.S.$1.00 = €0.9537), the Noon Buying Rate for the euro in effect on December 31, 2002, the last trading day in that year. On April 25, 2003, the Noon Buying Rate for the euro was €1.00 = U.S.$1.1040 (U.S.$1.00 = €0.9058).

Our consolidated financial statements are prepared in accordance with Finnish GAAP, which differs in certain significant respects from U.S. GAAP. Reconciliation of certain amounts to U.S. GAAP is set forth in Note 26 of the notes to the consolidated financial statements included elsewhere in this annual report and should be read in conjunction with such financial statements, including the notes thereto.

	As of and for the year ended December 31,
	2002	2002	2001	2000	1999	1998
	(U.S.$)	(€)	(€)	(€)	(€)	(€)
	(In millions, except per share data)
INCOME STATEMENT DATA
Amounts in accordance with Finnish GAAP
Turnover (net sales)	10,983	10,475	9,918	9,583	8,261	8,365
Operating profit	1,114	1,062	1,614	1,860	1,573	1,620
Profit before extraordinary items	827	789	1,333	1,717	1,398	1,437
Profit before taxes	827	789	1,333	1,859	1,398	1,437
Net income	577	550	955	1,366	994	1,029
Amounts in accordance with U.S. GAAP
Turnover (net sales)	11,011	10,502	9,924	9,661	8,289	8,390
Net income	658	628	880	1,367	866	958
BALANCE SHEET DATA
Amounts in accordance with Finnish GAAP
Total assets	16,120	15,374	16,431	13,113	11,580	11,449
Current liabilities	2,293	2,187	3,601	2,374	2,192	2,383
Non-current liabilities	5,389	5,139	4,913	3,702	2,888	3,007
Deferred tax liability	676	645	666	732	827	621
Total liabilities	8,358	7,971	9,180	6,808	5,907	6,011
Provisions	471	450	413	130	115	103
Minority interest	35	33	28	19	22	24
Share capital	463	442	442	437	448	467
Shareholders’ equity	7,256	6,920	6,810	6,156	5,536	5,311
Amounts in accordance with U.S. GAAP
Total assets	18,446	17,594	18,945	15,445	14,244	12,894
Long-term debt	5,896	5,624	5,705	3,979	3,177	3,306
Shareholders’ equity	7,683	7,328	7,493	7,157	6,810	5,709
OTHER DATA
Amounts in accordance with Finnish GAAP
Net cash flow from operating activities	1,498	1,429	1,645	1,639	1,264	1,056
Net cash flow used in investing activities	(462)	(441)	(2,854)	(329)	(82)	(106)
Net cash flow (used in)/from financing activities	(1,045)	(997)	1,399	(1,398)	(1,282)	(967)
Capital expenditures(1)	643	613	3,850	2,175	609	696
Earnings per share(2)	2.22	2.12	3.85	4.77	3.77	3.82
Dividends per share(2)(3)	1.64	1.50	1.50	1.50	2.15	1.09
Earnings per share(4)	1.11	1.06	1.93	2.38	1.88	1.91
Dividends per share(3)(4)	0.82	0.75	0.75	0.75	1.08	0.55
Amounts in accordance with U.S. GAAP(5)
Basic earnings per share(2)	2.54	2.42	3.55	5.32	3.28	3.54
Diluted earnings per share(2)	2.52	2.40	3.51	5.25	3.23	3.46

(1)	In 2000, the definition of capital expenditures was revised to include purchased businesses. Amounts for the years 1998 and 1999 have been restated to conform to the current practice regarding the inclusion of purchased businesses.
(2)	Without giving effect to the bonus issue.
(3)	In conformity with the exchange rate set forth in “—Dividends” below, the dividend amount for 2002 was translated into U.S. dollars at the Noon Buying Rate of €1.00 = U.S.$1.0904 in effect on April 1, 2003.
(4)	After giving effect to the bonus issue.
(5)	In the future annual reports on Form 20-F, the comparative earnings per share figures will be retroactively restated to reflect the bonus issue as if it had occurred as of the beginning of each year presented.

Dividends

Our current dividend policy is to declare and pay dividends based upon, and in relation to, profits, with a dividend averaging over one-third of the profits for the financial year as our target dividend pay-out ratio. The aim is to provide shareholders with a steady, growing annual dividend. The timing and amount of future dividend payments, if any, will depend on our future earnings, financial condition (including our cash needs), future earnings prospects and other factors deemed relevant by our Board of Directors.

The following table sets forth the dividends paid in respect of the five most recent financial years and their corresponding U.S. dollar values:

	Without giving effect to the bonus issue		After giving effect to the bonus issue
	€	U.S.$(1)	€	U.S.$(1)
1998	1.09	1.18	0.55	0.59
1999(2)	2.15	2.04	1.08	1.02
2000	1.50	1.34	0.75	0.67
2001	1.50	1.32	0.75	0.66
2002	1.50	1.64	0.75	0.82

(1)	The dividend amount for year 2002 was declared in euros and translated into U.S. dollars at the Noon Buying Rate in effect on April 1, 2003, when the dividend was paid. The dividend amounts for years 2001 and 2000 were declared in euros and translated into U.S. dollars at the respective Noon Buying Rates in effect on the dates of payment of such dividends. Dividend amounts in respect of years 1998 and 1999 were declared in FIM and restated in euros using the irrevocable conversion rate of €1.00 = FIM 5.94573 and translated into U.S. dollars at the respective Noon Buying Rates in effect on the dates of payment of such dividends.
(2)	Includes an ordinary dividend of €1.25 and an extra dividend of €0.90, without giving effect to the bonus issue, or an ordinary dividend of €0.63 and an extra dividend of €0.45, after giving effect to the bonus issue.

Under the Finnish Companies Act (the “Companies Act”) and general corporate practice, dividends on the shares of a Finnish company are generally only paid annually after shareholder approval of both the company’s results and the amount of the dividend proposed by the board of directors. Accordingly, our payment of each annual dividend in respect of our shares will require the approval of the holders of a majority of votes carried by the shares represented at the annual general meeting of shareholders, which is usually held in March. Under Finnish law, the amount of any dividend is limited to the lesser of the Company’s and the Group’s distributable funds available at the end of the preceding financial year and is further subject to certain additional limitations. As of December 31, 2002, the amounts of the Company’s and the Group’s distributable funds were €3,176 million (U.S.$3,330 million) and €3,312 million (U.S.$3,473 million), respectively.

Dividends paid to holders of the shares (in the form of shares and American depository shares (“ADSs”)) who are non-residents of Finland will generally be subject to Finnish withholding tax at a rate of 29 percent. Such shareholders may, however, be subject to a lower withholding tax rate and may be allowed an imputation tax credit to reduce the tax on dividends where there is a double taxation treaty with Finland that contains appropriate provisions. The current convention between the Government of the United States of America and the Government of the Republic of Finland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and on Capital does not contain provisions that extend such imputation credits to U.S. holders of the shares (in the form of shares or ADSs). However, the treaty limits the Finnish withholding tax to 15 percent. See “Item 10. Additional Information: Taxation—Finnish Taxation.”

Exchange Rates

The first table below sets forth, for the periods and dates indicated, the average, high, low and period-end Noon Buying Rates for the euro expressed in euros per U.S. dollar. The second table below sets forth, for the dates indicated, the average, high, low and period-end Noon Buying Rates for the U.S. dollar expressed in U.S. dollars per euro. The average rates set forth in both tables below are the average of the Noon Buying Rates on the last business day of each month during the relevant period. For any time or period before January 1, 1999, the Noon Buying Rates have been derived from the Noon Buying Rates for the Finnish markka converted into euros at the irrevocable conversion rate between the Finnish markka and the euro. These rates are provided solely for the convenience of the reader and are not necessarily the rates we used in the preparation of our financial statements. We make no representation that Finnish markkas or euros could have been converted into U.S. dollars at the rates shown or at any other rate for such periods or at such dates.

The following tables set forth the Noon Buying Rate for the euro for each of the previous five years, the period from the beginning of the year 2003 until the latest practicable date, and for each of the last six months and the period from the beginning of April 2003 until the latest practicable date (expressed in euros per one U.S. dollar):

Euros per U.S. Dollar

Year	Average	High	Low	Period End
1998	0.8989	0.8240	0.9466	0.8518
1999	0.9455	0.8466	0.9984	0.9930
2000	1.0860	0.9675	1.2090	1.0652
2001	1.1225	1.0743	1.1827	1.1235
2002	1.0531	0.9537	1.1636	0.9537
2003 (through April 25)	0.9204	0.9040	0.9652	0.9058

	High	Low
2002
October	1.0131	1.0208
November	0.9863	1.0047
December	0.9537	1.0074
2003
January	0.9207	0.9652
February	0.9195	0.9339
March	0.9040	0.9483
April (through April 25)	0.9058	0.9415

The following tables set forth the Noon Buying Rate for the dollar for each of the previous five years, the period from the beginning of the year 2003 until the latest practicable date, and for each of the last six months and the period from the beginning of April 2003 until the latest practicable date (expressed in U.S. dollars per one euro):

U.S. Dollars per Euro

Year	Average	High	Low	Period End
1998	1.1125	1.0564	1.2136	1.1740
1999	1.0576	1.0016	1.1812	1.0070
2000	0.9207	0.8270	1.0335	0.9388
2001	0.8909	0.8455	0.9308	0.8901
2002	0.9496	0.8594	1.0485	1.0485
2003 (through April 25)	1.0865	1.0361	1.1062	1.1040

	High	Low
2002
October	0.9796	0.9871
November	0.9953	1.0139
December	0.9927	1.0485
2003
January	1.0361	1.0861
February	1.0708	1.0875
March	1.0545	1.1062
April (through April 25)	1.0621	1.1040

Our shares trade on the Helsinki Securities and Derivatives Exchange, Clearing House Ltd (the “Helsinki Exchanges”) in euros. Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of the euro quotation of the shares on the Helsinki Exchanges and, as a result, are likely to affect the market price of the ADSs on the New York Stock Exchange. We declare any cash dividends in euros and exchange rate fluctuations will affect the U.S. dollar amounts received on conversion of cash dividends on the shares represented by ADSs.

For a discussion of the effects of exchange rate movements on our operations and our risk management policies, see “Item 5. Operating and Financial Review and Prospects—Currency Fluctuations and Introduction of the Euro” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Exposure.”

Risk Factors

Set forth below is a description of certain factors that may affect our results of operations or financial condition or investments in our shares or ADSs from time to time.

Competition in the Paper and Forest Products Industry

The paper and forest products markets in which we operate are highly competitive. We have, from time to time, experienced price pressures from competitors in our main business areas and geographic markets and we have experienced particularly large fluctuations in operating margins both during the 1990s and quite recently, in part, due to this competitive environment. We principally compete with a number of large multinational paper and forest products companies, some of which may have greater financial and other resources than we do, as well as with numerous regional or more specialized competitors. In addition, many of our products are sold in markets with established regional or world market prices, which fluctuate as a result of supply and demand imbalances. There can be no assurance that we will have sufficient financial resources to respond to these competitive pressures and to continue to make investments in our manufacturing facilities or in product development at the same level as in previous years. See “Item 5. Operating and Financial Review and Prospects—Industry Overview.”

Cyclicality of the Paper and Forest Products Industry

The markets for paper and forest products are cyclical, being characterized by periods of supply and demand imbalances. The general economic conditions of the major economic regions are the primary determinants of the demand for paper and forest products, as demand and consumption generally correlate with overall economic activity. Prices of paper and forest products can fluctuate significantly when supply and demand become imbalanced. These demand-supply imbalances may also be caused by inventory build-up and reduction and not necessarily by changes in end-consumption. Our financial performance has historically been influenced by the cyclicality of the markets and pricing fluctuations for paper and forest products. In particular, the price of pulp, which is a raw material of some of our divisions and is also produced by us, has fluctuated significantly, with our principal product groups experiencing somewhat lesser fluctuations. There can be no assurance that current price levels for our products will be maintained, that any additional price increases will be achieved or that the industry will not add new capacity, thereby potentially causing an environment for instability between supply and demand. Any significant downturn in the price levels for our products could have a material adverse effect on our business, financial condition and results of operations. See “Item 5. Operating and Financial Review and Prospects—Industry Overview.”

Shifting Consumer Preferences in the Paper Market

Over the last several decades, consumer expectations with respect to paper used for such items as books, catalogues, magazines, newspapers, advertising and direct mail literature, packaging and label materials and other similar uses have become both more demanding and more diverse as advances in technology have allowed paper manufacturers to produce a greater variety and higher quality of paper at a lower cost. As consumers have become more environmentally conscious, consumer preferences have also shifted towards paper products which contain a proportion of recycled fiber. In addition, the trend towards the greater use of computers and electronic media may have an effect on consumption patterns for paper in the future. Our ability to continue to meet the shifting demands of consumers in the paper market depends upon a variety of factors, including our ability to foresee and/or identify changes in consumer preferences, the technical capabilities of our manufacturing facilities, the speed of, and the costs associated with, the shifting of production at such facilities and the success of our various research and development programs. There can be no assurance that we will be able to successfully meet future changes in consumer demands or that such changes would not have a material adverse impact on our business, financial condition or operating results.

Environmental Matters

The Group is subject to various environmental laws and regulations in the jurisdictions in which we operate, governing, among other things, wood procurement, use of recycled material and different forms of production discharges and emissions. We have made substantial investments in environmental management covering areas such as wood procurement, use of recycled material, emissions into air, water discharges and use of energy. We are currently not involved in any legal proceedings concerning environmental matters that could reasonably be expected to have a material adverse impact on our business, financial condition or results of operations, nor is management aware of any claims or potential liability concerning environmental matters that could reasonably be expected to have a material adverse impact on our business, financial condition or results of operations. However, the risk of substantial environmental costs and liabilities is inherent in industrial operations, including the paper and forest products industry, and there can be no assurance that significant costs and liabilities will not be incurred in the future or that the adoption of increasingly strict environmental laws, regulations and enforcement policies could not result in substantially increased costs and liabilities in the future. See “Item 4. Information on the Company—Environmental and Regulatory Matters.”

Consolidation within the Paper and Forest Products Industry and Potential Acquisitions

The paper and forest products industry has been experiencing a wave of consolidation typical of highly competitive industries, driven, in part, by a desire to achieve economies of scale and synergies. We may seek growth through acquisitions or mergers to stay competitive with our increasingly larger competitors or to enter into and establish our position in our selected core areas of operation. Such acquisitions may not be available to us, or may not be available at the times or on terms acceptable to us. In addition, the mergers and acquisitions which we might enter into or make could involve certain risks, including those concerning our ability to successfully integrate and manage acquired operations and personnel, as well as to successfully achieve the economies of scale or synergies sought. The integration of acquired businesses may also lead to a possible deterioration of our financial condition, a loss of key employees of the acquired companies or a diversion of management attention away from other ongoing business concerns.

Importance of Principal Customers

We sell a significant portion of our products to several major customers, including certain significant printing houses and merchant distributors which resell our products. Although we are not dependent on any specific customer or group of customers, with our ten largest customers accounting for approximately ten percent of our turnover in 2002, the loss of one or more of our significant customers, if not replaced on similar terms, could have an adverse effect on our business, financial condition or results of operations. In addition, each of our divisions and business units have major customers that, although not necessarily material to our Group as a whole, are important to the operations of such divisions and business units.

No Guarantee of Insurance Coverage

We operate a significant number of manufacturing facilities all over the world, most of which facilities we own. We are also the largest private owner of forest land in Finland. We currently have in place a program consisting of a number of different insurance policies that cover property damage and losses due to the interruption of any of our businesses, subject to applicable insurance conditions. Management believes that this coverage is adequate to cover risks resulting from possible damage to our property or the interruption of any of our business operations. However, there can be no assurance that our insurance program would be sufficient to cover potential catastrophic losses that could be suffered by us or that we, in the future, will be able to obtain sufficient levels of property insurance coverage or that such coverage will be available on terms acceptable to us.

Exposure to Currency Exchange Rate Fluctuations

As a consequence of the global nature of our business, we are exposed to risks associated with changes in foreign currency exchange rates which may have an adverse effect on our business, financial condition and results of operations. Currency risk exposure primarily affects our export operations to the extent our sales are denominated in currencies other than those in which manufacturing costs are incurred. In general, the introduction of the euro has reduced our exposure to such currency risk. Nevertheless, a significant portion of our sales are denominated in currencies (consisting primarily of the U.S. dollar and the British pound sterling) other than the euro. In addition, our reported earnings may be affected by fluctuations between the euro, our reporting currency from the beginning of 1999, and the non-euro currencies in which our various foreign subsidiaries report their results of operations when such results of operations are translated back into euros. To manage exposure to such exchange rate fluctuations, we closely monitor our exposure to currency risks and seek to hedge such risks using certain financial instruments, including forward foreign exchange agreements and currency swaps. There can be no assurance, however, that currency exchange rate fluctuations between the euro and other currencies, such as the U.S. dollar or the British pound sterling, will not have a material adverse effect on our business, financial condition or results of operations in the future. In addition to the section titled “Exchange Rates” included above in this item, see “Item 5. Operating and Financial Review and Prospects—Currency Fluctuations and Introduction of the Euro” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Exposure.”

Customer Credit Risks

Risks of nonpayment or nonperformance by customers are important considerations of the Company. In particular, continued weakness in the general economy may result in increased defaults by customers and increased losses. We have various programs in place to monitor and mitigate customer credit risk and we have insurance policies covering most of our trade receivables. However, we cannot assure you that such measures will be effective in eliminating our exposure to customer credit risk.

Availability and Price of Major Production Inputs

In 2002, we relied on third-party suppliers for approximately 90 percent of our wood requirements and approximately 30 percent of our electric power needs. In the event of a significant interruption or limitation in the supply of these production inputs from our current suppliers, we would seek to obtain them from other sources. However, there can be no assurance that we would be able to do so without an adverse impact on our manufacturing operations, such as an interruption or downscaling of production or change in the product mix, or increased costs. This could, in turn, have a material adverse effect on our business, financial condition and results of operations.

Political Risks in Emerging Market Countries

We have manufacturing operations in certain emerging market countries, including, among other countries, the People’s Republic of China and Russia. The political, economic and legal systems in these countries may be less predictable than in countries with more developed institutional structures. Political or economic upheaval and changes in laws may have a material adverse effect on our operations in these countries and, in turn, the amount of income from, and the value of, the investments we have made in relation to our operations in such countries. Our investments in these countries also may be subject to other risks and uncertainties such as unfavorable taxation treatment, exchange controls, inflation, currency fluctuations and nationalization.

Availability of Skilled Employees

To meet the challenges of sustaining growth and retaining the effectiveness of our operations, we must continue to recruit and retain skilled employees. We are continuously evaluating our recruiting, compensation and career development policies and taking measures to attract and retain skilled personnel. However, we cannot assure you that we will not encounter shortages of sufficient numbers of appropriately skilled personnel in the future.

Strategic Risks

We seek to generate profits through managing a balanced product portfolio and maintaining a diversified geographical presence. Although these actions have enabled us to achieve positive results in recent years, demand for our main products in our major markets may change and we cannot assure you that our current product portfolio and geographical diversification will be best-suited for successful business in the future.

Other Risks May Affect Our Business

Other risks that are not identifiable at the moment may have adverse effects on our business, financial condition or results of operations. Such risks may arise in relation to our goods and services suppliers, including suppliers of minerals and chemicals, machinery and related maintenance services, and logistical services. Risks with these and other partners may arise as a result of such third parties not fulfilling their obligations in relation to availability, quality, timely delivery or environmental management with respect to their products or services.

Item 4.    Information on the Company

Organization

UPM-Kymmene Corporation is a stock corporation organized under the laws of the Republic of Finland. We were incorporated in the Republic of Finland on April 30, 1996 as a result of the merger of two companies also incorporated in Finland, Kymmene and Repola. Our registered office is located at Eteläesplanadi 2, FIN-00130 Helsinki, Finland, telephone +358-204-15111. Our agent for U.S. federal securities law purposes is: UPM-Kymmene, Inc., attn: President, located at 999 Oakmont Plaza Drive, Suite 200, Westmont, Illinois, 60559, telephone +1-630-850-4997.

Development of the Company

On April 30, 1996, UPM-Kymmene Corporation was formed through the merger of Kymmene and Repola. The two companies have operated as one since November 1995, following the approval of the merger by the extraordinary shareholders’ meetings of both companies and by the European Union Commission.

Kymmene’s origins date back to 1872. Kymmene made its first international acquisition in 1932. In the 1960s and 1970s, Kymmene expanded its operations into Germany through the construction of a new fine paper mill and into France through the acquisition of a French paper producer. In 1986, Kymmene merged with Oy Kaukas Ab and from that time was able to use the pulp producing capacity of Kaukas to enhance Kymmene’s vertical integration in the forest products industry. In 1987, Kymmene built a new light-weight coated paper mill in Irvine, Scotland, establishing Caledonian Paper plc (“Caledonian”). In 1988, Kymmene acquired Oy Wilh. Schauman Ab, an important producer of pulp, panels, packaging materials and sawn goods in Finland. In 1990, Kymmene enhanced its position in the European paper market with the acquisition of the French magazine paper and newsprint producer Chapelle Darblay S.A. (“Chapelle Darblay”).

The predecessor companies of Repola were founded in the late nineteenth century. In 1920, the ownership of three paper mills was consolidated to form UPM. During the decades that followed, UPM expanded its operations, reaching new markets throughout Europe. In the 1980s, UPM acquired the Stracel S.A. (“Stracel”) pulpmill in Strasbourg, France and built a paper mill in Shotton, Wales as well as a newsprint plant at Stracel’s mill site in Strasbourg, France. In 1990, UPM merged with the forest products and engineering group Rauma-Repola Oy to form the international forest products and engineering group Repola. All engineering operations of the merged companies were combined to form Rauma Corporation (“Rauma”) and their forest industry operations were combined within UPM. Both Rauma and UPM were then established as wholly-owned subsidiaries of Repola.

As part of our strategy to expand in areas where we are, or have the capacity to be, an industry leader, we acquired, in October 1997, Blandin Paper Company (“Blandin”) in the United States and, in October, 2000, Repap Enterprises, Inc. (“Repap”) in Canada, which made us one of the three largest suppliers of magazine paper in North America. Subsequent to the acquisition, Repap’s main operating subsidiary, Repap New Brunswick Inc., changed its name to UPM-Kymmene Miramichi Inc. (“Miramichi”). In March 1998, we acquired a 49 percent interest in a paper mill project at Changshu near Shanghai in China. In August 2000, we acquired the remaining 51 percent of the Changshu mill, providing us with a significant presence in fine paper manufacturing in China. In November 2001, we completed the largest acquisition of our company history, when we purchased four of the six paper mills of the German G. Haindl’sche Papierfabriken KGaA (“Haindl”) for a total enterprise value of €2,690 million. This acquisition added 1.9 million tons of competitive publication paper capacity and strengthened our position as the leading magazine paper producer in the world and as one of the leading producers of newsprint in Europe. See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Haindl Acquisition.”

Furthermore, we have pursued a strategy of expanding our operations in the converting industry business area. For example, Loparex Group (“Loparex”), our siliconizing unit formerly called Lohjan Paperi, acquired the Rexam Release siliconizing business in 2001. Raflatac has grown by opening up a new self-adhesive label stock factory in North Carolina in the fall of 2001 and through several acquisitions. Most recently, we entered into an agreement in August 2002 to purchase MACtac, the pressure-sensitive materials business of U.S.-based Bemis Company Inc. The acquisition of MACtac would almost double Raflatac’s turnover and strengthen its global business operations. The acquisition is subject to the satisfaction of certain conditions, including the receiving of all regulatory approvals required for the acquisition. See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Recent Acquisitions and Divestitures” and “Item 8. Financial Information—Other Financial Information—Legal Proceedings.”

Also, in the wood products industry business area, we have taken steps to strengthen our position through both acquisitions and investments.

Strategy

Our goals are to be one of the leading paper industry companies in the world and to achieve profitable growth. Our business focus is on printing papers, writing papers, speciality papers, converted paper products and wood products.

We also seek to maintain a strong financial position intended to secure the long-term development of the Group and to make effective use of the capital markets. Our financial goal is to increase shareholder value.

Our strategy is built on the following key strengths:

Global activities.    We have production plants in 17 countries, with principal facilities located in Finland, Germany, France, the United Kingdom, Austria, the United States, Canada and China.

Long-term customer relations.    We enjoy close and lasting relations with both local and multinational customers.

Skilled personnel.    We believe that one of our key competitive advantages over our competitors is our skilled, highly motivated employees.

Modern machines.    We believe that our production facilities are unrivalled in terms of production capacity and competitiveness.

Comprehensive logistics network.    We operate a global and highly efficient logistics network. The high proportion of shipments made by sea is intended to ensure competitive deliveries, which are backed up by modern IT management systems.

Strong business focus and market shares.    We have focused our activities by investing in our core businesses and by divesting non-core assets and activities. In all of our main product areas, the Group is among the leading manufacturers in its most important markets.

High level of vertical integration.    Our activities are based on close integration of raw materials, energy and production. We enjoy a high degree of self-sufficiency in chemical pulp and electric power. Wood raw material supplies are partly secured by our own forests. In our production of pulp, paper and wood products, we make proper and efficient use of our wood raw material. Our converting industry business area is based, to a large extent, on raw material supplied by our own paper mills as well as on in-house special know-how.

As part of the implementation of our strategy, we review acquisition opportunities arising, in particular, in product areas and markets where we are, or have the capacity to become, a leading manufacturer. In recent years, we have undertaken a number of acquisitions and we may, should suitable opportunities arise, engage in additional acquisitions in the future and may, in connection with such acquisitions, use either cash or shares or a combination of cash and shares as consideration for the assets or entity being acquired. In particular, we may engage in additional acquisitions that would strengthen our presence in our principal markets.

Financial Objectives

We aim to be more profitable than our main competitors over the business cycle. Our long-term goal is to achieve a return on equity of at least five percentage points above that for investments that are perceived to be risk-free such as ten-year Finnish government euro-denominated bonds. At the end of 2002, the minimum target for return as defined above was 9.3 percent. Internally for our businesses, we have set a long-term target of 15 percent for return on capital employed. Our aim is to keep our gearing ratio below 100 percent. See “Item 8. Financial Information.”

Many factors, including development of the operations of the Group, industry conditions and general economic conditions, could affect our future operations, future financial results and future dividend payments, and there can be no assurance that we will achieve or maintain compliance with the financial objectives stated above.

Business Overview

We are one of the world’s leading papermakers with annual production capacity of 11.8 million tons, the largest producer of magazine papers, and one of the most profitable companies in the paper and forest products industry. Our core businesses are the production, sales and marketing of magazine papers, newsprint, fine papers and speciality papers, supplemented by converting and wood products industries. The main markets for our products are the member states of the European Union and North America, which together accounted for 82 percent of our turnover in 2002. In 2002, our total turnover was €10.5 billion (U.S.$11.0 billion) and, at December 31, 2002, our total assets amounted to €15.4 billion (U.S.$16.1 billion).

Magazines and newspapers, sales catalogues, direct mailings, copying, computer printouts and other business communication areas are the primary uses for our paper products. We are the world’s leading manufacturer of magazine papers and one of the largest manufacturers of newsprint and fine papers in Europe. In selected speciality papers, we hold leading positions either globally or in Europe. We are also among the leading manufacturers in Europe or globally in the majority of our converting industry segments, including labelstock, siliconized papers and barrier packaging. We are the largest producer of plywood in Europe and one of Europe’s leading producers of sawn timber. Today, we have production facilities in 17 countries, with principal facilities located in Finland, Germany, France, the United Kingdom, Austria, the United States, Canada and China.

Our operations are organized into the following three core business areas:

•	paper industry (which is in turn comprised of the magazine papers, newsprint, and fine and speciality papers divisions);

•	converting industry; and

•	wood products industry.

In 2001, we reorganized our business areas to provide a management structure better suited for our current business operations. Accordingly, the information for prior years has been restated to conform to the current operating structure, which was formally adopted on January 1, 2002. In the new organization, the manufacture of all pulp and paper, including speciality papers, is operated under the same management within the paper industry business area. We have also created a more independent management structure for the converting industry and wood products industry business areas, as the competitive situation and internal dynamics for those business areas are quite different from the paper industry business area. Under this structure, we have increased the autonomy that our business areas have in making their own decisions concerning investments, operations and business strategy in order to allow them to respond in a more flexible manner to market conditions.

In addition to paper mills, the paper industry business area includes its own pulp mills and the Miramichi sawmills. In addition to our core business areas, we have a further segment, called other operations, which consists of our Finnish forest and energy departments, our share of the result from the chemical pulp associated company Oy Metsä-Botnia Ab (“Metsä-Botnia”), Rafsec (a unit developing smart labels based on radio frequency technology), Rosenlew (a unit manufacturing bags), our real estate units in Finland, logistics services and the central administrative functions for the Group. We are the largest private forest owner in Finland, holding 930,000 hectares of forest land throughout southern and central Finland, and an aggregate of 78,000 hectares in the United States and 2,000 hectares in the United Kingdom. The acquisition of the Miramichi mill in 2000 and the Bathurst sawmill in 2001 added 17,000 hectares of Canadian forest land to our ownership and gave us the right to use 941,000 hectares of forest lands in Canada. Of our total forest land holdings in Finland, approximately 770,000 hectares are in commercial use. Fellings from our own forests cover slightly less than ten percent of our annual wood raw material requirement, but fellings from our own forests can be temporarily increased quite substantially. We are a major producer of chemical pulp, and, taking into account our entitlement to pulp from Metsä-Botnia, we supply approximately 90 percent of our own chemical pulp requirement internally. The electricity supplied by our owned and leased power plants and obtained as a result of our ownership interests in power companies covers the energy requirement of our mills in Finland and the Group as a whole is approximately 70 percent self-sufficient in electric power.

We market our products through our in-house sales networks in all of our major markets. Marketing is supported by a number of agents and representatives worldwide. We have sales companies, distributors or agents in Europe, North and South America, Asia, Africa and Australia.

The following tables set forth the percentages of our turnover of €10.5 billion, €9.9 billion and €9.6 billion in 2002, 2001 and 2000, respectively, by division and market area:

	2002	2001	2000
	(Percentage of Group turnover(1))
Division
Magazine papers	32	34	33
Newsprint	13	10	10
Fine and speciality papers	22	23	24
Converting industry	14	14	13
Wood products industry	14	14	15
Other operations(2)	5	5	5

Total	100	100	100

(1)	This figure includes inter-divisional sales and sales made to third parties.
(2)	This figure includes sales made to third parties only.

	2002	2001	2000
	(Percentage of Group turnover)
Market area
Germany	17	16	16
United Kingdom	13	14	15
Finland	9	10	11
France	8	9	10
Other European Union countries	21	20	20

Total European Union countries	68	69	72
Other European countries	8	7	7
North America	14	15	12
Asia	5	6	5
Other countries(1)	5	3	4

Total	100	100	100

(1)	Include Middle East, Africa, South America, Australia and Oceania.

Paper Industry

The following table sets forth the paper industry business area’s 2002 turnover by division and by geographic market:

	Magazine Papers	Percent	Newsprint	Percent	Fine and Speciality Papers	Percent
	(€ in millions, except for percentages)
Europe	2,321	65	1,204	87	1,907	78
North America	1,009	28	44	3	83	3
Rest of the world	247	7	133	10	459	19

Total	3,577	100	1,381	100	2,449	100

The following table sets forth the annual capacity and industry position of the paper industry business area as of December 31, 2002:

	Capacity (1,000 tons/year)	European position	Global position
Magazine papers	5,465	1	1
Newsprint	2,785	2	5
Fine paper	2,620	3	8

Printing papers, total	10,870	—	—
Label papers	310	1	1
Envelope papers	220	1	—
Packaging papers	305	3	—
Papers from converting industry	65	—	—

Total	11,770	2	3

Magazine Papers

The magazine papers division accounted for approximately 32 percent of our 2002 turnover, making it our largest business sector.

As of December 31, 2002, we were the world’s largest producer of magazine paper, with an annual capacity of approximately 5.5 million tons, representing approximately one-fifth of the global magazine paper capacity.

The largest market for our magazine papers division is Europe and the main market outside of Europe is the United States. Production of the division’s papers is based almost exclusively on firm orders we receive. In this way, we avoid the need to maintain large inventories.

The following table sets forth certain financial and statistical data regarding the magazine papers division:

	Year ended December 31,
	2002	2001	2000
	(€ in millions, except for percentages and personnel and production data)
Magazine Papers
Turnover	3,577	3,548	3,343
Operating profit	225	598	630
excluding amortization of goodwill and non-recurring items(1)	411	644	673
Capital employed (average)	5,253	4,380	3,456
ROCE, percent	4.3	13.7	18.2
excluding amortization of goodwill and non-recurring items	7.8	14.7	19.5
Capital expenditure and acquisitions	188	1,556	1,244
Personnel at December 31	9,325	9,317	8,285
Deliveries 1,000 t	4,618	3,964	3,747
Capacity utilization rate, percent	86	85	94

(1)	Operating profit excluding amortization of goodwill and non-recurring items for 2002, 2001 and 2000 excludes amortization of goodwill of €58 million, €26 million and €13 million, respectively, and non-recurring charges of €128 million, €20 million and €30 million, respectively.

The magazine papers division comprises the Group’s magazine paper machines, the Kaukas and Miramichi pulp mills and Miramichi’s sawmills.

Typically, magazine papers have a high mechanical pulp content. However, certain of our mills also produce magazine paper with a relatively high recycled fiber content. Magazine papers are generally used in magazines, newspaper supplements, catalogues and direct mailings. The unit has a comprehensive product range, offering a wide variety of papers for specific printing purposes. We manufacture both coated and uncoated papers. Coated magazine papers, like light-weight coated (LWC), medium-weight coated (MWC) and machine-finished coated (MFC) paper, are mainly used in the manufacture of high-quality, multi-coated printed products including magazines, catalogues, brochures, direct mail advertising and other advertising materials. Uncoated papers, like supercalendered paper (SC), are mainly used for magazines, weekend newspaper supplements, catalogues and flyers. Magazine paper is sold mainly to multinational and national printers, publishers, media and mail-order companies. Contracts with our customers in the magazine paper division generally have three-month, six-month or 12-month terms, with the majority of the contracts having a 12-month term.

The magazine papers division produces magazine paper on 23 machines at 13 mills in Finland, Germany, the United Kingdom, Austria, France, the United States and Canada. In Finland, the division’s products are manufactured at six paper mills located in Jämsänkoski, Kaipola, Kajaani, Lappeenranta, Rauma and Voikkaa. The division’s seven other magazine paper-producing mills are: Augsburg and Schongau in Germany; Caledonian in Irvine, Scotland; Steyrermühl in Austria; Stracel in Strasbourg, France; Blandin in Grand Rapids, Minnesota, the United States; and Miramichi in New Brunswick, Canada. We currently have 15 paper machines producing LWC paper with total annual capacity of approximately 3.7 million tons and eight paper machines producing SC paper with total annual capacity of approximately 1.8 million tons.

Like all sectors of the paper industry, the market for magazine papers is highly competitive. Although quality considerations are a factor, the market is affected mostly by price. Various companies in Europe compete with us in the manufacture of magazine papers, including Stora Enso Oyj (“Stora Enso”), M-real Oyj (“M-real”), Cartiere Burgo spa (“Cartiere Burgo”), Myllykoski Oyj (“Myllykoski”) and Norske Skogindustrier ASA (“Norske Skog”). In North America, our principal competitors are Stora Enso, Abitibi-Consolidated Inc., MeadWestvaco Corporation and International Paper Company (“International Paper”).

Newsprint

The newsprint division accounted for approximately 13 percent of our 2002 turnover. The division has approximately 2.8 million tons of annual production capacity, which is approximately one-fifth of Europe’s total newsprint capacity. As of December 31, 2002, it was the second largest manufacturer of newsprint in Europe and fifth largest in the world. The mills of this division also produce paper for certain other products, including telephone and other directories and mail order catalogs.

The following table sets forth certain financial and statistical data regarding the newsprint division:

	Year ended December 31,
	2002	2001	2000
	(€ in millions, except for percentages, and personnel and production data)
Newsprint
Turnover	1,381	1,058	1,045
Operating profit	162	211	118
excluding amortization of goodwill and non-recurring items(1)	212	214	119
Capital employed (average)	2,368	984	899
ROCE, percent	6.8	21.4	13.1
excluding amortization of goodwill and non-recurring items	9.0	21.7	13.2
Capital expenditure and acquisitions	84	1,503	54
Personnel (at December 31)	3,826	3,842	2,603
Deliveries 1,000 t	2,467	1,667	1,798
Capacity utilization rate, percent	89	91	97

(1)	Operating profit excluding amortization of goodwill and non-recurring items for 2002, 2001 and 2000 excludes amortization of goodwill of €42 million, €3 million and €1 million, respectively, and, for 2002, non-recurring charges of €8 million.

The division comprises the Group’s newsprint machines.

Production of our newsprint is based almost exclusively on firm orders received. In this way, we avoid the necessity of maintaining large inventories. Newsprint is primarily sold to a number of large publishers. Typically, such publishers have had a long-term relationship with us lasting a number of years or, in some cases, decades. Supply contracts with most of such publishers are negotiated annually by the parties.

Our newsprint division produces newsprint on 13 machines with total annual capacity of approximately 2.8 million tons at eight mills in Finland, Germany, the United Kingdom, France and Austria. In Finland, the division’s products are manufactured at three paper mills located in Kaipola, Kajaani and Voikkaa. The division’s five other mills are located in Schongau and Schwedt, Germany; Shotton, Wales; Grand Couronne, France; and Steyrermühl, Austria. The Kaipola, Schongau, Schwedt, Shotton, Grand Couronne and Steyrermühl mills each have their own de-inking plants, which together process approximately 1.8 million tons of waste paper annually. The recycled fiber content in our standard newsprint production is expected to be approximately 70 percent after the deinking capacity expansion in Shotton in 2003.

Like all sectors of the paper industry, the market for newsprint is highly competitive and is affected mostly by price, although quality considerations are also a factor. Various companies in Europe compete with us in the manufacture of newsprint. These competitors include Stora Enso, Norske Skog, Holmen AB, Myllykoski and Svenska Cellulosa Aktiebolaget SCA (publ). In addition, the aggregate annual exports of newsprint by Canadian producers to Europe have, in recent years, amounted to approximately five to eight percent of the European market and such producers compete with us. Russian producers are also exporting newsprint to Western Europe in greater volumes than before, accounting for approximately four percent of the European market in 2002.

Fine and Speciality Papers

The fine and speciality papers division accounted for approximately 22 percent of our 2002 turnover. Besides uncoated and coated fine paper, the division includes speciality papers, which are comprised of label papers, envelope papers and packaging papers.

The following table sets forth certain financial and statistical data regarding the fine and speciality papers division:

	Year ended December 31,
	2002	2001	2000
	(€ in millions, except for percentages and personnel and production data)
Fine and Speciality Papers
Turnover	2,449	2,362	2,390
Operating profit	359	336	404
excluding amortization of goodwill and non-recurring items(1)	364	341	420
Capital employed (average)	2,628	2,602	2,101
ROCE, percent	13.7	12.9	19.2
excluding amortization of goodwill and non-recurring items	13.9	13.1	20.0
Capital expenditure and acquisitions	153	391	665
Personnel at December 31	6,611	6,635	6,579
Deliveries (fine papers), 1,000 t	2,774	2,546	2,610
Capacity utilization rate, percent	90	89	96

(1)	Operating profit excluding amortization of goodwill and non-recurring items for 2002, 2001 and 2000 excludes amortization of goodwill of €5 million, €5 million and €2 million, respectively, and, for 2000, non-recurring charges of €14 million.

In addition to our paper machines producing fine and speciality papers, the division also includes the Kuusankoski, Wisaforest and Tervasaari pulp mills.

As of December 31, 2002, our fine paper business, with a production capacity of approximately 2.6 million tons per year, was positioned number three in Europe and number eight in the world. In label papers, we were the largest producer in the world and in envelope papers the largest in Europe. In packaging papers, we ranked number one to number three in Europe depending on the paper grade.

The most important raw material used in the production of both coated and uncoated fine paper is chemical pulp. Fine papers are used for copying, non-impact printing, facsimile, direct mail advertising, brochures and special interest magazines.

The fine papers operations produce a range of products on eight paper machines and related coaters. The products are produced by three of our mills: Nordland Papier AG (“Nordland”) in Dörpen, Germany; Kymi in Kuusankoski, Finland; and UPM-Kymmene (Changshu) Paper Industry Co., Ltd. in Changshu, China. The capacities and locations of the division’s mills allow deliveries to be made at short notice by the mills in the local markets based on specific orders.

The principal customers for the division’s fine paper products are paper merchants, office supplies wholesalers, printers and paper converters. Because the division’s fine paper products are primarily sold to merchants and wholesalers, the division’s turnover and operating profit depend on underlying demand and also on the tendency of merchants to maintain, increase or reduce inventories of fine paper products that are dependent upon the relevant industry cycle. Like in the magazine papers and newsprint divisions, fine papers are produced in response to firm orders received. Thus, there is no need to maintain inventories beyond what is needed for logistical purposes.

The market for fine paper in Europe is highly competitive, although the industry has consolidated rather significantly in recent years. Our major competitors in Europe include Stora Enso, International Paper, M-real, Sappi Limited, Portucel Soporcel Group and Cartiere Burgo. In China, our competitors include Asia Pulp and Paper, Shandong Chenming Paper Holdings Ltd and Stora Enso, and, in other Asian markets where we export fine papers, we compete with various local producers.

Production capacity for the division’s speciality papers at nine paper machines totals approximately 0.84 million tons per year.

The label papers unit produces face and release papers utilizing three paper machines in Finland with a total capacity of approximately 0.31 million tons per year. We are the leading supplier of label papers to the self-adhesive labelstock business in Europe with a market share of over one-third in the year 2002.

Our envelope papers unit is Europe’s leading manufacturer of envelope paper with one paper machine in Finland and one in France with a total production capacity of approximately 0.22 million tons per year. The unit produces both white and tinted envelope paper.

The packaging papers unit produces brown sack as well as white and brown kraft papers with a total production capacity of approximately 0.31 million tons per year. Sack and kraft papers are produced in Finland on two machines.

Converting Industry

We convert label papers into self-adhesive labelstock, for which we were the second largest producer in Europe and in the world as of December 31, 2002. In siliconized paper, we were the largest producer in the world. In industrial wrappings, we were the largest producer in Europe. We also enjoy strong positions in other converted products. The following table sets forth the industry position of the converting industry business area as of December 31, 2002:

	European position	Global position
Self-adhesive labelstock (Raflatac)	2	2
Siliconized papers (Loparex)	1	1
Industrial wrappings (Walki Wisa)	1	—

The following table sets forth certain financial and statistical data regarding the converting industry business area:

	Year ended December 31,
	2002	2001	2000
	(€ in millions, except for percentages and personnel and production data)
Turnover	1,541	1,480	1,272
Operating profit	70	46	61
excluding amortization of goodwill and non-recurring items(1)	75	62	63
Capital employed (average)	786	801	632
ROCE, percent	8.9	5.8	9.6
excluding amortization of goodwill and non-recurring items	9.5	7.7	10.0
Capital expenditure and acquisitions	68	215	70
Paper production (in 1,000 tons)	59	49	52
Personnel (at December 31)	4,694	4,872	4,193

(1)	Operating profit excluding amortization of goodwill and non-recurring items for 2002, 2001 and 2000 excludes amortization of goodwill of €5 million, €5 million and €2 million, respectively, and, for 2001, non-recurring charges of €11 million.

The converting industry business area accounted for approximately 14 percent of our 2002 turnover. It is divided into three converting units: Raflatac, Loparex and Walki Wisa.

The following table sets forth the converting industry business area’s turnover by unit:

	Year ended December 31,
	2002	2001	2000
	(€ in millions)
Raflatac	736	667	624
Loparex	389	375	232
Walki Wisa	318	323	312
Walki Films(1)	105	123	113
Other business units and internal sales	(7)	(8)	(9)

Total	1,541	1,480	1,272

(1)	We sold our plastics packaging business Walki Films to Bemis Company Inc. in 2002. See “ Item 5. Operating and Financial Review and Prospects—Recent Developments—Recent Acquisitions and Divestitures.”

The Raflatac business unit, which is one of Europe’s leading producers of self-adhesive labelstock, has production facilities in five European countries as well as in the United States, Australia, Malaysia, China and South Africa. Raflatac’s products are used by manufacturers of price, product and automatic data processing labels.

Loparex supplies siliconized papers for hygiene products, labels, films, tapes and other industrial applications utilizing both on-line and off-line siliconizing processes. Loparex is the global leader with a market share of approximately one-third in commercial siliconizing and it is the only producer of siliconized paper using an on-line siliconizing process. In this process, the paper is siliconized on the paper machine itself, providing efficiency benefits in comparison to its competitors. Loparex has production plants in Finland, the United Kingdom, the Netherlands and the United States.

Walki Wisa produces coated and laminated packaging materials and industrial wrappings in five mills in Finland, Germany, the United Kingdom, China and the United States. Walki Wisa’s products are used in the wrapping, of paper, wood and steel products. Our paper industry business area is a customer of Walki Wisa.

The following table sets forth the converting industry business area’s 2002 turnover by geographic market:

	€ in millions	Percent of division turnover
Finland	78	5
Other European Union countries	843	55
Other European countries	150	10
North America	373	24
Rest of the world	97	6

Total	1,541	100

Our main markets for converting products are the European Union countries, which together accounted for approximately 60 percent of total sales of converting materials to third parties in 2002. Other European countries accounted for approximately ten percent of our 2002 turnover and North America, due to recent acquisitions and investments, already accounted for approximately 24 percent of our 2002 turnover. We face competition from a large number of companies in each of the converting business segments in which we operate.

Wood Products Industry

As of December 31, 2002, we were the largest plywood producer in Europe in terms of production capacity and one of the world’s leading producers of high-quality plywoods. We were also Europe’s third largest supplier of sawn timber.

The following table sets forth the annual capacity and industry position of the wood products industry business area as of December 31, 2002:

	Capacity (1,000 m³/year)	European position
Plywood	1,215	1
Sawn timber(1)	2,400	3

(1)	Including the Canadian sawmills with an annual sawn timber capacity of approximately 183,000 cubic meters reported in the magazine papers division.

The following table sets forth certain financial and statistical data regarding the wood products industry business area:

	Year ended December 31,
	2002	2001	2000
	(€ in millions, except for percentages and personnel and production data)
Turnover	1,489	1,463	1,490
Operating profit	37	27	75
Capital employed (average)	742	664	603
ROCE, percent	5.0	4.1	12.5
Capital expenditure	69	137	94
Production (in 1,000 m3)
Sawn timber	2,051	1,856	2,098
Plywood	905	786	793
Personnel (at December 31)	7,577	7,865	7,407

The wood products industry business area accounted for approximately 14 percent of our 2002 turnover.

The wood products industry business area is divided into three units: sawmilling, plywood and building supplies trade. This business area provides an important link in our integrated paper production processes inasmuch as by-products of our sawn timber and plywood production, including waste wood and waste produced in the process of sawing, are used in the production of pulp and energy at our mills.

The following table sets forth the wood products industry business area’s turnover by unit:

	Year ended December 31,
	2002	2001	2000
	(€ in millions)
Sawmilling	432	417	454
Plywood	525	504	500
Building supplies trade	615	621	586
Other business units and internal sales	(83)	(79)	(50)

Total	1,489	1,463	1,490

Sawmilling and Joinery.    As of December 31, 2002, we were Europe’s third biggest producer of sawn timber. The unit operates eight sawmills in Finland with a production capacity of approximately 1.9 million cubic meters per year and one mill in Austria with a production capacity of approximately 300,000 cubic meters per year. Each cubic meter of sawn timber requires 2.0 to 2.5 cubic meters of raw wood. The unit also produces joinery products from sawn timber at six locations in Finland. These joinery factories manufacture products and semi-finished products for the building industry and interior decorating, as well as wooden components for industrial use. In 2001, most of our sawmills were specializing in a single species of timber to raise production efficiency and improve quality. In 2002, we began construction of a new sawmill at Pestovo in Russia. The sawmill is expected to go into production at the end of 2003 with an initial production capacity of approximately 300,000 cubic meters per year.

Our principal competitors in the sawn timber and joinery sector are suppliers based in the Nordic countries, including Stora Enso, Finnforest Corporation (“Finnforest”) and Assi Domän AB (“Assi Domän”). In addition, the unit faces competition from local producers, particularly in Germany and Austria, as well as Eastern European producers.

Plywood.    Schauman Wood Oy and its subsidiaries, which are responsible for the wood products industry business area’s plywood operations in Finland, France and Russia, were Europe’s largest plywood manufacturer as of December 31, 2002. Our plywood production comprises higher-value-added products, such as special plywoods and veneers, as well as commodity plywood grades. The main buyers of plywood products are the construction and transport industries, which use plywood in the construction of trailers and truck floors. Vehicle manufacturers use plywood because it is one of the strongest conventional lightweight materials available, making it possible to increase cargo capacity and reduce fuel consumption. Other uses for plywood include, among others, parquet flooring, scaffolding, concrete forming and shipbuilding, where plywood is used to build, among other things, the interiors of liquid natural gas transport tanks due to its ability to withstand extremely low temperatures without contracting.

The plywood operation’s principal markets are the European Union countries, which account for approximately 80 percent of annual turnover. Germany, France and the Benelux countries are the most important markets outside of Finland. We sell our plywood almost exclusively based on firm orders received. In this way, we are not required to maintain large inventories. In 2001, the most important investment was the installation of a new production line at the Pellos mills, raising annual production capacity by approximately 180,000 cubic meters to approximately 500,000 cubic meters of conifer plywood. In addition, we increased our ownership interest in the Russian birch plywood producer ZAO Chudovo-RWS at the end of the year to 60 percent. In 2002, a new facility to produce thin veneers was built alongside the Chudovo plywood mill and the new facility is expected to produce ten million square meters of birch plywood annually.

Our principal competitors in plywood include Finnforest and a number of smaller producers in certain localized markets. In construction grade plywood, our principal competitors include North American, Russian and Indonesian producers, which export a substantial portion of their plywood production to Western Europe.

Building Supplies Trade.    The building supplies unit operates retail chains of mainly wood-based building material merchants in Finland, the United Kingdom, Ireland and Denmark. In the United Kingdom, the Brooks Manson Sales outlets were divested in 2002 as a non-core business. Our main competitors in the building supplies trade are suppliers based in Finland and Sweden, including Stora Enso, Finnforest and Assi Domän. In addition, the unit faces competition from smaller independent building material merchants that purchase sawn timber from a variety of producers.

In 2002, 90 percent of the wood products industry business area’s production was sold in the European Union countries, with sales in Finland representing approximately 29 percent of the business area’s total turnover. The other main markets were in the United Kingdom, Germany and France. The following table sets forth the wood products industry business area’s 2002 turnover by geographic market:

	€ in millions	Percent of business area turnover
Finland	426	29
Other European Union countries	911	61
Other European countries	64	4
North America	11	1
Rest of the world	77	5

Total	1,489	100

Other Operations

The major business units in our other operations are the forestry and energy departments in Finland and our associated companies, the most important of which are Metsä-Botnia and Pohjolan Voima Oy (“Pohjolan Voima”). The main purpose of other operations is to secure supplies of wood, energy and chemical pulp at competitive prices. The majority of the sales of other operations are within the Group.

Other business units in other operations include:

•	our logistics companies, including Rauma Stevedoring Oy, UPM-Kymmene Seaways Oy and Interot Speditions GmbH, which are responsible for the forwarding, storage and export transport of our products;

•	the new ventures business unit, which develops new products and services in support of our future business operations, with the Rafsec smart labels being the most notable products currently being developed; and

•	the real estate business unit, which holds business and residential premises in Finland.

Other operations is also responsible for staff functions and shareholdings. Currently, our most significant shareholdings are 11.3 million shares (0.2 percent of shares outstanding) of Nokia Corporation, a global supplier of mobile phones and provider of mobile and IP networks, and 19.9 million shares (14.6 percent of shares outstanding) of Metso Corporation, a global engineering company.

The following table sets forth certain financial data regarding other operations:

	Year ended December 31,
	2002	2001	2000
	(€ in millions, except for personnel data)
Turnover(1)	583	489	576
Operating profit	209	396	572
of which
Forestry department (Finland)	37	45	53
Energy department (Finland)	51	99	69
Share of results of associated companies	60	82	167
Other(2)	61	170	283
Personnel at December 31	3,546	3,767	3,688

(1)	Turnover includes sales outside the Group only.
(2)	Includes capital gains of €81 million on sales of listed shares in 2002, €265 million in 2001 and €485 million in 2000. The figure for 2000 also includes a write-down of €128 million due to harmonization of Miramichi’s depreciation periods.

Our forest and energy departments are described in “—Energy” and “—Wood Procurement” below.

Metsä-Botnia

We own 47 percent of Metsä-Botnia, one of Europe’s biggest pulp producers with a capacity of 2.6 million tons per year. The other owners of Metsä-Botnia are M-real (47 percent) and Metsäliitto Cooperative (6 percent). Metsä-Botnia produces softwood and birch pulps at five mills in Finland and its turnover in 2002 was €1,030 million. Metsä-Botnia had approximately 2,000 employees as of December 31, 2002. Most of the pulp produced by Metsä-Botnia is supplied to the company’s owners. Metsä-Botnia provides approximately 30 percent of our annual chemical pulp requirement. In 2002, we bought 594,000 tons of pulp from Metsä-Botnia.

Pohjolan Voima

We have a 40.4 percent interest in Pohjolan Voima, which generates and procures approximately 20 TWh of electricity and heat annually for its shareholders, which are typically Finnish industrial companies. The company supplies approximately 40 percent of our electricity requirement, mostly as hydropower and nuclear power. Nuclear power is generated by Pohjolan Voima’s 56.8 percent owned subsidiary Teollisuuden Voima Oy. In 2002, Pohjolan Voima had a turnover of €670 million and a workforce of approximately 2,300.

Current value of assets

Our assets are, in most cases, valued at cost less depreciation according to plan. The current values of certain assets are, however, considerably higher than their book values.

As at December 31, 2002, listed shares held by the Company had a book value totaling €191 million and a current value of €388 million.

The Company’s 930,000 hectares of forest holdings in Finland had a book value of €1,144 per hectare and a total book value of €1,064 million (including revaluations of €548 million) at the end of 2002.

We estimate that the average current value of our forest holdings is €1,396 per hectare and the total current value is €1,298 million. We estimate that the current value of our energy shares at the end of 2002 was €1,254 million, which exceeded book value by €601 million.

Marketing

We market our products through our own sales companies in our major markets and an extensive network of paper agents and representatives in other countries. We sell paper products mainly to Western European customers and have a customer base in Europe, North and South America, Asia, Africa and Australia. We believe that maintaining our own sales organization in major markets improves our ability to respond to customers’ needs. The converting industry business area has its own worldwide marketing and sales network. With respect to our wood products industry business area, we have marketing and distribution companies in 11 countries as well as agents covering our most important markets around the world.

The following table sets forth our turnover by market area:

	Year ended December 31,
	2002	2001	2000
	(€ in millions)
Germany	1,803	1,561	1,565
United Kingdom	1,368	1,433	1,398
Finland	988	974	1,020
France	850	876	982
Other European Union countries	2,150	1,995	1,938
Other European countries	796	668	670
North America	1,495	1,453	1,201
Rest of the world	1,025	958	809

Total	10,475	9,918	9,583

Fiber Supply

Our activities are based on close integration of raw materials, energy and production. The principal resources used in our production are chemical pulp, wood and energy.

Pulp is the major ingredient required in the manufacture of paper. There are three principal types of pulp: chemical pulp, mechanical pulp and recycled fiber pulp. Chemical pulp is produced by cooking wood chips in solutions of caustic chemicals to separate the cellulose fibers used for pulping. Mechanical pulp is produced by grinding logs or wood chips. In addition, recycled fiber, which is produced by de-inking recovered paper, is used as a source for recycled fiber pulp. Mechanical and recycled fiber pulp production is fully integrated with our paper production.

We produce close to 90 percent of the chemical pulp supplies necessary for our papermaking operations internally or through our associated company, Metsä-Botnia. The total production capacity of our five chemical pulp mills is 2.3 million tons per year. In particular, the Kaukas mill has an annual capacity of 0.72 million tons, the Wisaforest mill has an annual capacity of 0.63 million tons, the Kymi mill has an annual capacity of 0.53 million tons, the Tervasaari mill has an annual capacity of 0.24 million tons and the Miramichi mill has an annual capacity of 0.22 million tons. Our current chemical pulp entitlement from our 47 percent interest in Metsä-Botnia totals 1.1 million tons per year.

We sell most of our chemical pulp, which is considered a commodity, internally at market price. In order to balance chemical pulp production and the specific pulp requirements of our paper mills, we sell some of the chemical pulp we produce and purchase some pulp of other qualities from other suppliers in the open market. Our consumption of recycled fiber pulp more than doubled in 2002 to 1.7 million tons as a result of the Haindl acquisition, making us the biggest user of recycled fiber for publication paper manufacturing in Europe. Total consumption of recovered paper was 2.2 million tons in 2002.

The following table sets forth our annual pulp production volumes:

	Year ended December 31,
	2002	2001	2000
	(1,000 tons)
Production(1)
Chemical pulp
own production	2,102	2,038	1,967
from associated companies	594	550	692
Mechanical pulp	2,951	2,673	2,678
Recycled fiber pulp	1,735	810	749

Total	7,382	6,071	6,086

(1)	Includes the production of all our pulp mills.

The following table sets forth our annual pulp consumption volumes:

	Year ended December 31,
	2002	2001	2000
	(1,000 tons)
Consumption
Chemical pulp	3,161	2,970	3,126
Mechanical pulp	2,988	2,683	2,691
Recycled fiber pulp	1,737	811	751

Total	7,886	6,464	6,568

Energy

Energy is a significant component of paper industry costs, most notably in the production of mechanical pulp for magazine papers and newsprint. Thus, low-cost energy is an important contributor to profitability when producing these grades of paper. Our energy policy is to secure supplies of electricity that are reliable and cost-effective. Energy supplied by our owned and leased power plants or obtained through shares in power companies covers the requirement of our Finnish mills. Outside Finland, most of the electricity used by our mills is purchased locally. Including our power shares, the Group is approximately 70 percent self-sufficient in electric power.

Our electricity procurement in 2002 amounted to 20.6 TWh, of which 18.7 TWh was used internally and 1.9 TWh was sold. Total electricity consumption by our mills outside of Finland was 7.5 TWh.

The generating capacity available to us in Finland through in-house and leased capacity and through associated companies totaled approximately 2000 MW at the end of 2002. Our most important associated companies in terms of energy are Pohjolan Voima, in which we have a 40.4 percent holding, and Kemijoki Oy, of whose hydropower shares we own 19 percent.

As part of our environmental strategy and to meet obligations expected to be imposed upon us as the result of the implementation of the Kyoto Protocol, we have reduced our consumption of fossil fuels by substituting them primarily with biofuels. Because it is no longer possible to significantly increase our use of hydropower in Finland, we are promoting the use of biomass fuels for our energy supply. In 2002, our procurement of thermal energy totaled 34.7 TWh. The share of biomass fuels of the total fuels supply was approximately 50 percent. We were also involved in building new biofuel power plants at Jämsänkoski, Kuusankoski and Ristiina which were completed in 2002. In addition, we have expanded our use of biomass fuels to include the byproducts of logging. In 2002, we procured logging residues that generated energy amounting to approximately 0.6 TWh. The energy was generated at our own as well as at our associated companies’ power plants.

Wood Procurement

We own 930,000 hectares of forest land in Finland, of which 770,000 hectares are in commercial use. The annual growth of these forests is estimated to be approximately four million cubic meters and the planned level of sustainable felling is 2.1 million cubic meters per year. In 2002, we felled 1.6 million cubic meters of wood on our own land in Finland, less than the volume that can be felled sustainably. In addition, we manage approximately 200,000 hectares of forest land for private forest owners in Finland. We also own approximately 2,000 hectares and manage 168,000 hectares of forest land in the United Kingdom and own 78,000 hectares of forest land in the United States. In Canada, we have 17,000 hectares of forest land and also administer 941,000 hectares of Province-owned forest land under long-term licenses. We also have a 38.4 percent ownership interest in a forest management company with 31,000 hectares of eucalyptus plantations in Uruguay.

The following table sets forth our wood consumption by country:

	2002	2001	2000
	(1,000 m3)
Finland	20,960	20,800	21,680
United Kingdom	760	800	825
Austria	800	40	—
Canada	2,140	1,800	410
France	420	410	435
Germany	500	30	—
Russia	200	—	—
United States	560	515	550

Total	26,340	24,395	23,900

The Group’s total wood consumption was 26.3 million cubic meters in 2002. Wood consumption by our 29 production plants in Finland totaled 21.0 million cubic meters. Of this amount, approximately 73 percent was obtained from private forests, approximately two percent came from forests owned by the Finnish State and approximately seven percent from our own forests. The remaining 18 percent was imported, primarily from Russia. The forestry department in Finland supplied 4.4 million cubic meters of wood to associated companies and other mills outside of our Group. Approximately 0.3 million cubic meters of wood-based fuel obtained from logging waste was supplied to our Finnish power plants.

Wood consumption by our mills outside Finland totaled 5.4 million cubic meters in 2002. Wood required by our subsidiaries outside Finland is purchased primarily from local suppliers.

In the United Kingdom, wood purchases were 0.8 million cubic meters in 2002. A total of 0.4 million cubic meters were procured in France. In Germany, wood consumption was 0.5 million cubic meters, while in the United States, total wood procurement was 0.6 million cubic meters in 2002. The Miramichi mills in New Brunswick, Canada, consumed 2.1 million cubic meters. Approximately half of this was obtained under licenses granted by the Province of New Brunswick.

The amount of wood cut from our forests can fluctuate from year to year depending on the supply of wood raw material from other sources. We are active in the management of our forest lands. Areas that have been harvested for wood are regenerated with pine, spruce or birch. Four to five saplings are generally planted for each tree cut. We seek to maintain and enhance biodiversity on our forest lands through training of our personnel in implementing modern schemes of forestry for more diverse forest ecosystems.

Seasonality of UPM-Kymmene’s Business

Demand for our products does not depend on the seasons in any material way, nor does our manufacturing or marketing substantially fluctuate due to the seasons.

Dependence on Patents and Industrial, Commercial or Financial Contracts

Our business operations are based primarily on our long manufacturing experience in various wood-based manufacturing operations and related know-how and our proprietary process information. Our experience in all aspects of the forest industry, from timber to high technology products, has consistently provided us with the ability to modernize our operations and integrate leading technology, manufacturing processes and control systems according to market requirements.

Our patent strategy is to protect the results of our research and development work, like manufacturing processes and end-products, to the fullest extent allowed under relevant intellectual property law. In pursuing this strategy, we seek to protect our right to utilize the results of our own research and development work worldwide and to prevent unfair competition from other companies.

For intellectual property arising from projects we have engaged in with other parties, it is our policy to pursue full intellectual property rights, to secure ourselves the unrestricted right to use that intellectual property and to protect the fair and beneficial terms of any co-operative research and development agreement.

In some cases, we have also entered into licensing agreements, both as the licensor and licensee. As licensee, we generally engage in strategic licensing agreements to reduce our own research and development costs and to focus our research and development efforts on our own core technologies. As licensor, we generally enter into strategic arrangements on a case-by-case basis after taking into account the interests of the entire Group.

In 2002, we filed 85 patent applications in Finland and 12 Patent Cooperation Treaty applications. As at December 31, 2002, our intellectual property rights were protected by approximately 358 patents.

Environmental and Regulatory Matters

Our operations are subject to comprehensive environmental laws and regulations. Violations of these laws or regulations could result in fines, injunctions (including orders to cease the violating operations and to improve the condition of the environment in the affected area or to pay for such improvements) or other penalties. In addition, environmental permits are required for certain of our operations. These permits may be subject to revocation, renewal and modification by the issuing authorities at their discretion and in compliance with applicable laws. Management believes that we are, in all material respects, in compliance with the environmental laws and regulations applicable to us and that our discharges and emissions are within or well below levels established by regulation or permits. We invest substantial capital resources on environmental compliance and monitoring of the environment. Our operating expenses (including depreciation) attributable to environmental protection amounted to €113 million and our capital expenditures on environmental protection amounted to €21 million in 2002, as compared to operating expenses (including depreciation) attributable to environmental protection of €89 million and €88 million in 2001 and 2000, respectively, and capital expenditures on environmental protection of €40 million and €28 million in 2001 and 2000, respectively.

We are committed to the principles of sustainable development as set out in the charter of the International Chamber of Commerce. In 1996, an environmental policy, which includes a principle of continual improvement of our environmental record, was approved for our operations. In 2002, this environmental policy was reviewed with minor amendments. Management has set the goal that all of our major production plants should have ISO 14001 or other comparable standard compliant environmental management systems in use. At present, almost all of our paper mills have ISO 14001 certified environmental management systems in place. In addition, Raflatac’s Scarborough converting materials plant, Schauman Wood’s Finnish plywood mills, United Sawmills’ sawmills, our Finnish hydroelectric power plants and the forestry department each have been granted an ISO 14001 certification. In all, approximately 95 percent of our total paper output was produced in mills using certified environmental management systems.

In 2000, although our production increased to record levels, emissions remained stable. In 2001, the level of total annual emissions per ton of paper produced in our paper and pulp mills rose due to the inclusion in the figures for that year of the Miramichi and Changshu mills, which rely partly on the use of heavy fuel oil and coal. The oxygen demand of discharges from our paper mills in receiving waters were up 22 percent in 2001 and carbon dioxide emissions to air were up 27 percent. Solid waste for landfill was up four percent. Despite the increase in total emissions due to the inclusion of the Miramichi and Changshu mills, our general level of environmental performance continued to be high in 2001. In 2002, emissions decreased despite increased production levels. Average specific wastewater discharges decreased by 20 percent to 16.2 cubic meters per ton. Nearly all other kinds of specific emissions also diminished. For example, our pulp mills’ total reduced sulphur emissions declined by 44 percent in 2002. In addition, total biological oxygen demand of effluents was effectively reduced by improving process efficiency and enhancing the operations of the mills’ wastewater treatment plants. Effluents from the Augsburg and Caledonian mills are now treated in the local municipal treatment plants. In proportion to production volumes, the volume of solid waste requiring final disposal decreased by 12 percent in 2002. However, management believes that it will be a challenge to maintain the low emission levels that the Company has achieved.

The most significant investments to reduce the environmental impact of our operations made in 2002 were the expansion of our wastewater treatment capacity at the Schongau mill, the improvement of the pulp washing efficiency at the Pietarsaari mill and the improvement of the energy efficiency of the pulp drying machine at the Pietarsaari mill.

We continue to take measures in accordance with the Kyoto Protocol to reduce our carbon dioxide emissions in order to comply with the targets under the Kyoto Protocol. We have continued to improve the efficiency of our production processes and our use of energy for those processes. Inasmuch as the impact of any climate change legislation will depend on the implementation measures adopted by the various countries in which we have production facilities, our management is currently not in a position to assess the scope of such impact or the need, if any, for capital expenditures in connection with any legislative proposals for addressing climate change. Based upon current information, however, management does not expect the implementation of climate change policies to have a material adverse effect on our financial condition and results of operations. Renewable fuels presently account for approximately 50 percent of all fuels used by us to generate heat and electricity at our mills’ sites.

There has been a steady drive to increase the proportion of recycled fiber in the raw material base in all countries where we produce newsprint. Due to the acquisition of Haindl, we are now the largest user of recovered paper for publication papers in Europe. In January 2002, we also announced that we will invest €127 million in a new recycled fiber pulp mill facility at our Shotton mill in Wales to convert Shotton, the largest paper mill in the United Kingdom, fully to the use of recycled fiber. The Government of the United Kingdom has agreed to subsidize the project with €31 million and our net investment will be €96 million. The subsidy is now awaiting the approval of the European Commission.

Forest and environmental protection legislation in Finland places the ecological and social sustainability of forests alongside their sustainability for commercial utilization. One of the central aims of the environmental legislation, which was renewed in 1997, is to preserve natural biodiversity. The legislation changed our forestry practice and, as a result, we now provide extensive environmental training to our forestry department’s entire field personnel.

As an indication of our commitment to environmental protection, our annual general meeting of shareholders on March 19, 2002 approved our Board of Directors’ proposal to donate approximately 560 hectares of forestry land in Repovesi in southeastern Finland for the establishment of a new Finnish national park. The Finnish Parliament has established Repovesi as a national park effective January 1, 2003.

We have adopted a policy of not purchasing wood from protected forest lands or from any other areas designated by local forest or environmental authorities as being of special ecological importance. All suppliers of imported wood are required to provide proof of the origins of their wood.

We are included in the sustainability indices DJSI World and DJSI EuroStoxx, indices that has been adopted by Dow Jones for companies that are industry leaders in ecological and social sustainability.

Organizational Structure

UPM-Kymmene Corporation, our Finnish parent company, holds the majority of our operating assets in Finland, while our assets outside Finland are held through regional or divisional subsidiaries.

The following table sets forth the significant subsidiaries owned, directly or indirectly, by UPM-Kymmene Corporation, their country of incorporation, the percentage of shares of that subsidiary that we own and the percentage of voting power we have in that subsidiary:

Name of Company	Country of Incorporation	Percentage Owned	Percentage Voting Power
UPM-Kymmene Beteiligungs GmbH	Germany	100	100
UPM-Kymmene Vervaltung GmbH	Germany	100	100
UPM-Kymmene Deutschland GmbH & Co. KgaA	Germany	100	100
UPM-Kymmene Papier GmbH & Co. KG	Germany	100	100

Property, Plants and Equipment

Our executive offices are located at Eteläesplanadi 2, Helsinki, Finland, in a building owned by the Group. We generally own all our manufacturing facilities. In addition to manufacturing facilities, we own a number of other facilities, including warehouses, distribution centers and shipping terminals.

Our manufacturing facilities include the following:

Location of Facility	Unit	Capacity	Principal Activity
(tons)
Paper Industry

Austria
Steyrermühl	Steyrermühl	190,000 300,000	SC magazine paper newsprint
Canada
Miramichi, NB	Miramichi	450,000 220,000 183,000	LWC magazine paper chemical pulp timber, m3

China
Changshu	Changshu	310,000 40,000	uncoated fine paper coated fine paper

Finland
Jämsänkoski	Jämsänkoski	120,000 580,000 115,000	LWC magazine paper SC magazine paper label papers

Kaipola	Kaipola	300,000 400,000	LWC magazine paper newsprint

Kajaani	Kajaani	160,000 445,000	SC magazine paper newsprint

Kuusankoski	Kymi	540,000 360,000 20,000 525,000	coated fine paper uncoated fine paper MG paper chemical pulp

Lappeenranta	Kaukas	560,000 720,000	LWC magazine paper chemical pulp

Pietarsaari	Wisapaper Wisapulp	175,000 625,000	kraft paper chemical pulp

Rauma	Rauma	640,000 510,000	LWC magazine paper SC magazine paper

Valkeakoski	Tervasaari	400,000 235,000	kraft, envelope, release and base label papers chemical pulp

Location of Facility	Unit	Capacity	Principal Activity
(tons)
Voikka	Voikkaa	400,000 100,000	LWC magazine paper newsprint

France
Docelles	Papeteries de Docelles	125,000	envelope paper

Grand-Couronne	Chapelle Darblay	320,000	newsprint

Strasbourg	Stracel	250,000	magazine paper and special newsprint
Germany
Augsburg	Augsburg	360,000 120,000	LWC magazine paper SC magazine paper

Dörpen	Nordland	830,000 540,000	coated fine paper uncoated fine paper

Schongau	Schongau	210,000 460,000	SC magazine paper newsprint

Schwedt	Schwedt	290,000	newsprint

United Kingdom
Irvine	Caledonian	270,000	LWC magazine paper

Shotton	Shotton	470,000	newsprint

United States
Grand Rapids, MN	Blandin	345,000	LWC magazine paper

Converting Industry

Australia
Braeside(1)	Raflatac	n/a	label materials

China
Shanghai(1)	Raflatac Walki Wisa	n/a n/a	self adhesive label materials packaging materials

Finland
Jyväskylä	Raflatac	n/a	label materials

Lohja	Loparex Group	65,000	release paper

Pietarsaari	Walki Wisa	n/a	packaging materials

Tampere	Raflatac	n/a	label materials

Valkeakoski	Walki Wisa	n/a	packaging materials

France
Pompey (Nancy)	Raflatac	n/a	label materials

Germany
Jülich	Walki Wisa	n/a	packaging materials

Steinfurt	Walki Wisa	n/a	packaging materials

Malaysia
Johor	Raflatac	n/a	label materials

The Netherlands
Apeldoorn	Loparex Group	n/a	release paper

South Africa
Pinetown(1)	Raflatac	n/a	label materials

Spain
Polinyá (Barcelona)	Raflatac	n/a	label materials

Sweden
Örnsköldsvik	Walki Wisa	n/a	packaging materials

Location of Facility	Unit	Capacity	Principal Activity
(tons)
United Kingdom
Garstang(1)	Walki Wisa	n/a	packaging materials

Glossop	Loparex Group	n/a	release paper

Scarborough	Raflatac	n/a	label materials

United States
Cullman, AL	Loparex Group	n/a	release paper

Dixon, IL	Loparex Group	n/a	release paper

Eden, NC	Loparex Group	n/a	release paper

	Walki Wisa	n/a	packaging materials

Iowa City, IA	Loparex Group	n/a	release paper

Fletcher, NC	Raflatac	n/a	label materials

Location of Facility	Unit	Capacity	Principal Activity
		(m3)
Sawmilling

Austria
Steyrermühl	Steyrermühl	300,000	timber

Finland	United Sawmills
Heinola		120,000	timber & components

Kajaani		200,000	timber & components

Korkeakoski		250,000	timber

Lappeenranta		480,000	timber & components

Leivonmäki		70,000	timber

Luumäki(1)		n/a	components

Parkano		200,000	timber & components

Pietarsaari		320,000	timber

Pori		300,000	timber

France
Aigrefeuille & Boulogne sur Mer	Rabopale	n/a	timber processing
Plywood

Finland	Schauman Wood
Heinola		50,000	plywood

Joensuu		50,000	plywood

Kuopio		50,000	plywood

Lahti		n/a	plywood

Lappeenranta		70,000	plywood

Pellos		480,000	plywood

Location of Facility	Unit	Capacity		Principal Activity
		(m3)
Savonlinna		75,000		plywood

Jyväskylä		100,000		plywood

Viiala		35,000		plywood

Vuohijärvi		75,000		veneer

Keuruu and Lohja		15,000 (combined	)	special plywood and veneer

France
Loulay	Schauman Wood	60,000		plywood

Russia
Chudovo	Schauman Wood	65,000		plywood

Other

Belgium
Izegem(1)	Rosenlew	n/a		packaging materials

Finland
Jyväskylä	Rafsec	n/a		self adhesive label materials

Kokkola	Rosenlew	n/a		packaging materials

France
Beauval	Rosenlew	n/a		packaging materials

Montceau-les-Mines(1)	Rosenlew	n/a		packaging materials

Portugal
Travassô(1)	Rosenlew	n/a		packaging materials

United States
Houston, TX(1)	Rosenlew	n/a		packaging materials

(1)	Leased facility.

In addition to the manufacturing facilities listed above, we own four and lease five hydro power plants with an aggregate capacity of 72 megawatts and 124 megawatts, respectively.

Item 5.    Operating and Financial Review and Prospects

General

The information in this item concerning our financial condition and results of operations refers to the consolidated financial statements included elsewhere in this annual report, which are prepared in accordance with Finnish GAAP. Finnish GAAP differs in certain significant respects from U.S. GAAP. A reconciliation of the amounts of net profit and shareholders’ equity reported under Finnish GAAP to the amounts determined under U.S. GAAP and a discussion of the principal differences are set out in Note 26 of the notes to the consolidated financial statements included elsewhere in this annual report.

Industry Overview

Introduction

The paper and forest products industry is a cyclical industry, with sales prices and capacity utilization rates strongly affected by general business conditions. Individual suppliers have very little influence on product sales cycles. Thus, profitability is affected by general business conditions, efficiency of operations, manufacturing costs and prevailing exchange rates between producer and consumer countries. In the early 1990s, numerous capacity expansions in the industry led to an oversupply of many forest products which, exacerbated by the recession in Western Europe and North America, led to reduced capacity utilization rates and intensified competition. Consequently, this period was characterized by lower paper and pulp prices. In 1994 and 1995, improvements in capacity utilization and price increases in certain paper grades created a favorable economic environment for industry participants. As a result of their improved financial position, paper producers then initiated a number of new capital investment projects. The overall capacity increase, however, was lower than during the previous industry cycle, as paper producers emphasized capacity gains through industry consolidation and greater financial strength. More controlled capital expenditure and consolidation have been characteristic for the industry also in most recent years, although overinvestments have been seen in some paper grades.

Although consumption by end-users of most paper grades has increased relatively steadily by an average of approximately three percent annually in recent history, significant fluctuations in levels of stocks maintained by paper producers and customers have periodically increased variations in demand. For example, from time to time, cyclicality has resulted from the practice of customers leveraging inventory capacity by increasing stocks at lower prices and then reducing stocks as prices increase.

The following tables set forth global demand for printing papers in 2002(1):

	Magazine Papers	Newsprint	Fine Papers
	(million tons per year)
Western Europe	9.4	9.1	15.3
North America	7.9	11.4	18.2
Rest of the world	4.1	15.5	30.7

Total	21.4	36.0	64.2

	Magazine Papers	Newsprint	Fine Papers
	(kilograms per capita per year)
Western Europe	23.9	23.2	38.9
North America	25.0	36.1	57.6
Rest of the world	0.8	2.9	5.7
Global	3.5	5.9	10.5

(1)	Sources: CEPIPRINT, CEPIFINE and Pulp and Paper Products Council (“PPPC”).

The following tables set forth changes in demand and prices for printing papers in the last five years:

Changes in Demand for Printing Papers(1)

Paper Grade	2002	2001	2000	1999	1998
	(Percentage change from prior year)

Western Europe

Newsprint	(5)	(3)	4	5	5
SC magazine	(1)	0	9	6	9
Coated magazine	1	(6)	13	4	0
Coated fine paper	0	(7)	3	10	9
Uncoated fine paper	(1)	(2)	2	5	3

North America

Newsprint	(2)	(11)	0	2	2
SC magazine	5	(2)	14	7	8
Coated magazine	5	(8)	5	(1)	1
Coated fine paper	4	(9)	1	6	6
Uncoated fine paper	(2)	(7)	(1)	4	0

(1)	Sources: CEPIPRINT, CEPIFINE and PPPC.

Changes in Prices for Printing Papers(1)

Paper Grade	2002	2001	2000	1999	1998
	(Percentage change from prior year)

Western Europe

Newsprint	(13)	16	2	(2)	2
SC magazine	(5)	3	3	2	5
Coated magazine	(10)	4	4	(1)	11
Coated fine paper	(7)	(2)	20	(4)	3
Uncoated fine paper	(5)	(3)	21	(1)	6

North America

Newsprint	(21)	3	9	(12)	8
SC magazine	(14)	(2)	2	(4)	6
Coated magazine	(15)	(7)	10	(11)	7
Coated fine paper	(12)	(11)	8	(6)	(4)
Uncoated fine paper	(5)	(5)	13	(3)	(11)

(1)	Sources: Resource Information Systems, Inc. and Pulp and Paper International. Price changes in Western Europe are based on prices in euros and price changes in North America are based on prices in U.S. dollars.

Demand for magazine paper and newsprint grew steadily from 1998 through 2000, with double-digit growth for both coated magazine paper in Western Europe and SC magazine paper in North America in 2000. Demand for fine paper also grew steadily during the same period, except in North America where there was a slight decrease in demand for fine paper in 2000. Demand for printing papers was under pressure in 2001 and demand decreased for almost all of the paper grades. In 2002, the market for printing papers remained weak in Western Europe while some improvements were seen in the North American market. Speciality paper demand was largely unchanged in 2001 and 2002. Sack paper and label paper demand was good, but envelope paper demand weakened in 2002. Demand for converting industry’s products improved in 2000, but weakened in North America and Asia in 2001. The demand for converting industry’s products remained subdued during 2002, both in Western Europe and in North America. Demand for sawn timber, as well as for plywood and building supplies, was good during the whole year in 2000. In 2001, demand for sawn timber was relatively stable, but the market was heavily oversupplied. Plywood and building supplies demand was rather good during the whole year in 2001. In 2002, demand for sawn timber was quite satisfactory, as was the case in plywood. Wood-based building supplies business was brisk in 2002. The market for pulp improved significantly in the first half of 2000 but declined toward the end of the year. Demand for pulp continued to weaken for almost the entire year in 2001 and remained depressed all throughout 2002.

Fine paper prices rose early in 1998 while decrease in demand resulted in price cuts in the second half of 1998. The steady demand for newsprint and magazine paper helped price levels to remain stable throughout 1998. However, in the converting industry business area, with the exception of certain products, prices fell in 1998. In early 1999, magazine paper and newsprint prices fell by an average of two to three percent, depending on the paper grade. Fine paper prices also fell in early 1999. The market for printing papers strengthened considerably in the summer of 1999. As a result, prices for printing papers stabilized and price increases were introduced in the fall of 1999. Similarly, prices for our converting products enjoyed positive development particularly in the second half of 1999 as a result of strengthening demand in Europe and the United States and the recovery of the Asian market. In 2000, prices for magazine paper and fine paper increased, while prices for newsprint remained stable. At the beginning of 2001, due to good demand, prices for magazine papers and newsprint increased. Fine and speciality paper prices, along with pulp prices, were under pressure during the year. During 2002, prices continued to be under pressure. Average prices for magazine papers were approximately nine percent lower in Western Europe and 15 percent lower in the United States compared with 2001. Meanwhile, newsprint prices were down by 13 percent in Western Europe and even more in the United States, although a slight increase took place in the United States in the second half of 2002. Fine paper prices also declined. In Western Europe, prices for uncoated fine and coated fine papers were five and seven percent, respectively, lower in 2002. Speciality paper prices remained rather stable in 2002.

Market prices for bleached long-fiber pulp strengthened by approximately 15 percent from U.S.$500 per ton to U.S.$570 per ton during the first and second quarters of 1998 but fell to U.S.$460 per ton in the latter part of the year. The low price for market pulp and higher prices for printing and writing paper led to increased profitability throughout the industry in 1998. Prices for market pulp rose in 1999 to reach U.S.$630 per ton at the beginning of 2000. The pulp market peaked in the early fall of 2000 when pulp prices reached U.S.$710 per ton. At the beginning of 2001, pulp prices began to decrease, reaching U.S.$450 per ton in the fall and U.S.$470 per ton in December 2001. The average price for 2001 was U.S.$535 per ton. At the beginning of 2002, prices again fell below U.S.$450 per ton and stayed at a low level all year, although the market improved slightly in the summer and at the very end of 2002. The average price of pulp for 2002 was U.S.$463 per ton. The direct impact of the fluctuation in market pulp prices on our overall profitability has been minimal since we use a large proportion of our pulp production internally as raw material for our paper production. The Group is approximately 90 percent self-sufficient in pulp.

The consumption of sawn timber and building products remained high for all of 1998 and 1999. Despite good demand, the decreasing price trend, which commenced in 1998, continued in 1999 as a result of increased price competition caused by higher supply. The market for plywood was good in early 1998, characterized by the strengthening of sales prices and stable demand. However, towards the end of 1998, demand for plywood weakened, resulting in price cuts. In 1999, prices for spruce plywood rose, while prices for birch plywood decreased. The trend in cost increases in the forest industry was restrained. Sawn timber prices strengthened during the first half of 2000, but began to falter towards the end of the year, mainly due to increased supply. The oversupply situation continued in 2001 and prices weakened. In 2002, sawn timber prices remained low, but as a result of low inventories and relatively good demand, prices began to rise once again towards the end of the year. Prices for plywood, after rising in 2000, were relatively stable in 2001. During 2002, plywood prices declined somewhat due to fierce competition. Prices for building products were rather stable in 2002.

Lower levels of profitability, increased economic uncertainty as well as adverse price developments in recent years have kept industry participants more cautious about making significant investments in capital equipment. European and North American paper producers have continued to increase capacity through rebuilding, acquisitions and restructuring, rather than through investments in new capacity, although new capacity has been introduced in Europe mainly in the area of newsprint and coated magazine and fine paper.

For certain paper grades, namely fine paper, European industry participants also face a potential threat from producers in Asia and South America. Throughout the early 1990s, Asian producers increased their investments in new capacity and their share of world paper production rose. However, as a result of economic uncertainty in the area, these investments slowed down considerably from 1997 onwards, as decreasing demand growth in the area resulted in over-capacity and local producers have faced financial difficulties.

The restructuring measures we have undertaken since the merger of Repola and Kymmene and during the early 1990s have reduced our costs and supported our profitability in the current cycle.

Application of Critical Accounting Policies

The following discussion is based upon our consolidated financial statements, which have been prepared in accordance with Finnish GAAP, with a reconciliation to U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to tangible and intangible assets, bad debts, inventories, provisions and income taxes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe that the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements. All of our accounting policies are summarized in our consolidated financial statements, which are included elsewhere in this annual report.

•

Impairment of non-current assets (long-lived tangible and intangible assets and investments).    We review long-lived assets and investments for potential impairment whenever events and changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is measured by comparing the carrying amount of the asset to its fair value. Fair values are mainly determined based on estimated future net cash flows expected to be generated by the asset. To the extent carrying values exceed fair values, an impairment loss is recognized in operating results. Goodwill is amortized over 20 years. We regularly review goodwill to evaluate whether events or changes have occurred that would suggest an impairment of its carrying value. If this review indicates that goodwill will not be recoverable, as determined based on the estimated undiscounted cash flows of the underlying business, impairment is measured by comparing the carrying value of goodwill to its fair value. Fair value is determined based on discounted cash flows or appraisals.

Under U.S. GAAP, we adopted SFAS No. 142, Goodwill and Other Intangible Assets (“FAS 142”) on January 1, 2002. Under FAS 142, goodwill and intangible assets with indefinite useful lives are no longer amortized but will be tested for impairment at least on an annual basis in accordance with the provisions of FAS 142.

The goodwill impairment test involves a comparison of the fair value of each of our reporting units as defined under FAS 142, with the carrying amounts of net assets, including goodwill, related to each reporting unit. If the carrying amount exceeds a reporting unit’s fair value, the second step of the impairment test is performed to measure the amount of impairment loss, if any. The impairment loss is measured based on the amount by which the implied fair value of goodwill exceeds the carrying amount of goodwill in the reporting unit being tested. Fair values are determined based on valuations that rely primarily on the discounted cash flow method. This method uses future projections of cash flows from each of our reporting units and includes, among other estimates, projections of future product pricing, production levels, product costs, market supply and demand, projected capital spending and an assumption of our weighted average cost of capital. Our indefinite-lived assets are tested for impairment on an annual basis by applying a fair-value-based test as required by FAS 142. Our evaluations of fair values include analyses based on the future savings generated by the underlying assets, estimated trends and other relevant determinants of fair value for these assets. If the fair value of the asset determined is less than its carrying amount, a loss is recognized for the difference between the fair value and its carrying value.

Changes in any of these estimates, projections and assumptions could have a material effect on the fair value of these assets in future measurement periods and could result in an impairment of goodwill or indefinite-lived intangibles with a material effect on our future net income and shareholders’ equity under U.S. GAAP.

Under U.S. GAAP, we evaluate the recoverability of the carrying amount of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable as required by SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Asset (“FAS 144”). We use our judgment when applying the impairment rules to determine when an impairment test is necessary. Factors that we consider, which could trigger an impairment review, include significant underperformance relative to historical or forecasted operating results, a significant decrease in the market value of an asset, a significant change in the extent or manner in which an asset is used, and significant negative industry trends.

Impairment losses are measured as the amount by which the carrying value of an asset exceeds its estimated fair value, which is based on future undiscounted cash flows. In estimating these future cash flows, we use future projections of cash flows directly associated with and that were expected to arise as a direct result of the use and eventual disposition of the assets. These assumptions include, among other estimates, projections of future product pricing, production levels, product costs, market supply and demand and projected capital spending. If it is determined that a long-lived asset is not recoverable, an impairment loss would be calculated based on the excess of the carrying amount of the long-lived asset over its fair value, primarily determined based on discounted cash flows. Changes in any of our estimates could have a material effect on the estimated future cash flows expected to be generated by the asset and result in a future impairment of the involved assets with a material effect on our future net income and shareholders’ equity under U.S. GAAP.

•	Useful lives of tangible and intangible assets. We calculate depreciation and amortization of tangible and intangible assets on a straight-line basis so as to write off the cost of the assets over their expected useful lives. The economic life of an asset is determined based on expected physical wear and tear, economic and technical aging, legal or other limits on the use of asset and obsolescence. If some of these factors were to deteriorate materially, resulting in an impairment of the assets’ ability to generate future cash flows, we may accelerate depreciation and amortization to reflect the remaining useful life or record an impairment loss.

•	Doubtful accounts. We review our doubtful accounts on a monthly basis for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional charges may be required.

•	Inventory obsolescence. We value our inventories at the lower of cost or expected market price, based on assumptions about future demand and market conditions. We monitor inventory levels on a periodic basis based on expected usage. If actual market conditions prove to be less favorable than those projected by the management, additional inventory write-downs may be required.

•	Environmental provisions. We are committed to complying with several stringent regulations about environmental quality. We estimate potential future costs relating to environmental matters on a case-by-case basis. The final outcome of these uncertainties could be different from current estimates or have a material impact on the results of operations of future periods.

•	Pension and postretirement benefits. We operate a mixture of pension schemes in accordance with the local conditions and practices in the countries in which we operate. Such benefit plans vary according to the customary benefit plans prevailing in the country concerned. Most of these programs are defined benefit pension schemes with retirement, disability, death and termination income benefits. The retirement income benefits are generally a function of years of employment and final salary with the company and are generally coordinated with local national pensions. Generally, the schemes are either funded through payments to insurance companies or to trustee-administered funds as determined by periodic actuarial calculations or the obligations are assumed directly by us. Under U.S. GAAP, the cost of these plans is reported and accounted for in accordance with FASB Statement Numbers 87, 88 and 132. These Statements require significant assumptions regarding discount rates, salary increases and asset returns. Despite our belief that our estimates are reasonable for these key actuarial assumptions, future actual results will likely differ from our estimates, and these differences could materially affect our future net income and shareholders’ equity under U.S. GAAP either unfavorably or favorably. Additionally, it is possible that the value of the plan assets could decline as a result of negative investment returns, which combined with increasing amounts of accumulated benefit obligations, could result in our Group being required to make significant cash contributions to our plans in future periods.

For additional information regarding our pension plan assets, benefit obligations and accounting assumptions, see Note 26.I.(g) of the notes to the consolidated financial statements included elsewhere in this annual report.

•	Income taxes. We record the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in the consolidated balance sheet, as well as operating loss and tax credit carryforwards. We follow very specific and detailed guidelines regarding the recoverability of any tax assets recorded on the balance sheet. A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized.

Adoption of International Financial Reporting Standards (IFRS)

In December 2002, our Board of Directors decided that we will implement the International Financial Reporting Standards (“IFRS”) as of the year 2004. Based on our preliminary analysis, we estimate that the implementation of IFRS may have an impact on our shareholders’ equity and the valuation of certain assets. We are currently in the process of assessing the impact of the adoption of IFRS and are not yet in the position to determine the full impact of this adoption on our financial statements.

Sensitivity Analysis

The main factor affecting our financial results is the sales prices of our paper. We estimate that a hypothetical ten percent increase in paper prices would have had a positive effect of €360 million, €140 million and €170 million on the operating profits of our magazine paper division, newsprint division and fine paper business, respectively, for the year ended December 31, 2002. A similar ten percent change in the volume delivered, on the other hand, would only have had approximately half the effect on operating profits as compared to the same percentage change in paper prices.

Long-term changes in exchange rates also have a marked impact on our financial results. We estimate that a hypothetical ten percent increase in the value of the U.S. dollar against the euro would result in an increase of approximately €40 million in pre-tax profits in the short term and approximately €80 million in the long term under our current hedging policy, which assumes that 50 percent of net currency exposure has been hedged for twelve months ahead in accordance with the Company’s hedging policy.

Crude oil prices have limited direct impact on the Company. We estimate that a hypothetical $5 per barrel increase in crude oil prices would decrease our operating profits by less than €10 million over a twelve-month period.

Cost Structure

Our main costs and expenses are personnel expenses and the cost of our fiber raw materials. Delivery cost to customers worldwide is also a major cost item. In 2002, costs and expenses totaled €8.6 billion.

The following is a breakdown of our cost structure (excluding depreciation) in 2002:

As a percentage of total costs
Personnel expenses	21
Logs and pulpwood	14
Delivery	12
Chemicals and fillers	12
Other raw materials	12
Energy	8
Other	21

Total	100

Recent Developments

New Collective Bargaining Agreements

In December 2002, new nation-wide collective bargaining agreements were approved by the major labor unions in Finland, including the Wood and Allied Workers’ Union and the Finnish Paper Workers’ Union. In February 2003, we entered into new collective bargaining agreements covering our blue-collar workers in the Finnish forest industry for the two-year period ending on February 15, 2005. We also entered into new collective bargaining agreements covering our Finnish salaried white-collar employees, which agreements will be effective until February 28, 2005. In accordance with the new agreements, a nation-wide wage increase was implemented in Finland in March 2003. A second nation-wide wage increase will be implemented in Finland in March 2004.

Haindl Acquisition

On November 30, 2001, we purchased all of the outstanding shares of Haindl. Thus, from December 1, 2001, 100 percent of Haindl’s net assets and results of operations have been recorded in our consolidated financial statements. The aggregate acquisition cost was €3,652 million. At the same time, we entered into a separate and definitive back-to-back agreement to sell two of Haindl’s paper mills to the Norwegian paper producer Norske Skog for €1,027 million. Both transactions took place simultaneously and, therefore, the net consideration that we paid for Haindl was €2,625 million. As a result of these transactions, we now own four mills located in Augsburg, Schongau and Schwedt an der Oder, Germany, and Steyrermühl, Austria.

The enterprise value of the acquisition of the four mills was €2,690 million. The combined production capacity of the mills hosting a total of eight modern paper machines is 1.9 million tons per year of magazine papers and newsprint. In 2001, the mills had a turnover of €1,189 million and employed 2,443 people at year-end. The acquisition strengthened our position as the world’s largest magazine paper producer and as one of the leading newsprint producers in Europe. It also enhanced our position as a local producer in the middle of Europe’s most important markets. The products of the acquired mills complemented our own product range and improved our ability to serve customers locally. The transaction resulted in a more balanced fiber raw material base for our operations and more than doubled our consumption of recovered paper to approximately 2.2 million tons per year. As a result of the acquisition, we benefit from synergies in production, marketing, logistics and purchasing. In 2002, annualized synergies of €35 million have been achieved and we expect the total annualized synergies of the acquisition to amount to approximately €70 million over a period of three years. The acquisition was financed through a €2.5 billion bank loan. In addition, we offered 12.3 million shares for subscription by a group of Haindl shareholders. The shares were purchased by members of the Holzhey and Bischoff families at a price of €34.071 per share, which was the weighted average quotation price for our shares on the Helsinki Exchanges between March 30 and May 16, 2001, and represented a total value of €419 million.

Restructuring activities

In 2002, our Board of Directors authorized the shutdown of the two oldest paper machines at the Blandin mill in Minnesota, the United States. The paper machines were originally built in 1931 and 1963. Based on the machines’ age and production capacity, we decided that the paper machines were no longer competitive, irrespective of any future investment. The Blandin mill will continue to operate its two newer machines, which were built in 1975 and 1989. As a result of these initiatives, the Group also reassessed the useful lives of the newer machines.

The Group recorded a pre-tax charge of €128 million as a result of the closures and reassessments of useful lives. This charge includes impairment of assets of €79 million. In addition, the Group recorded accrued costs of €20 million due to involuntary termination of approximately 300 employees and other closing-related costs, as well as €20 million related to the settlement pension and post retirement healthcare plans at the Blandin mill. The remaining balance relates to effect of the change in the useful lives of the newer machines, which was recorded under Finnish GAAP as a catch-up adjustment.

In connection with the restructuring activities at the Blandin mill, a cost-reduction agreement was entered into with the local union. The agreement provides for, among other things, a long-term wage freeze, a reduction of post-retirement medical benefits and certain changes in seniority rules.

In 2002, we also closed the mechanical pulp mill in our Shotton mill in the United Kingdom. In this connection, we recorded a pre-tax charge of €8 million to write down the related tangible assets. This resulted from our decision to use recycled pulp produced in our deinking plant in the United Kingdom.

At the Shotton mill, €127 million is being invested in a new deinking plant, which will start up towards the end of 2003. The British government has awarded grant aid to the project, although the final decision on this rests with the European Commission. Completion of the deinking plant will raise the mill’s consumption of recovered paper to around 620,000 tons a year, enabling all newsprint to be produced from this raw material.

Recent Acquisitions and Divestitures

In August 2002, we entered into a share purchase agreement with U.S.-based Bemis Company Inc. to purchase MACtac, its pressure-sensitive materials business, at a purchase price of U.S.$420 million. Under a separate agreement, we agreed to sell our plastics packaging business Walki Films to Bemis Company Inc. for U.S.$70 million. The sale of Walki Films was completed on October 1, 2002.

MACtac had approximately 1,800 employees as at December 31, 2002, and had a turnover of approximately U.S.$500 million for the year ended December 31, 2002. Walki Films had a turnover of approximately €123 million for the year ended December 31, 2001. MACtac has five production plants in North America and one in Europe as well as a joint venture in Mexico. It would become a part of our Raflatac business unit upon the completion of the acquisition and we expect the acquisition to almost double Raflatac’s turnover and strengthen its global business operations.

The acquisition would increase Raflatac’s share of the North American market for self-adhesive labels and at the same time strengthen Raflatac’s know-how in special materials. The existing production plants of the Raflatac business unit and the production plants of MACtac complement each other and provide an opportunity to achieve greater efficiency through specialization.

The acquisition of MACtac was approved by the EU Commission in October 2002 and currently is awaiting the approval of the U.S. Department of Justice. On April 15, 2003, the U.S. Department of Justice informed us that it had filed a civil antitrust lawsuit to block our acquisition of MACtac. See “Item 8. Financial Information—Other Financial Information—Legal Proceedings” for more information about the lawsuit.

In July 2002, we sold 22.8 percent of the shipping company Transfennica Oy Ab to Dutch transport company Spliethoff. We owned 49.9 percent of the shares of Transfennica Oy Ab prior to the transaction and 27.1 percent after the sale. Transfennica Oy Ab had an average of 75 employees and a turnover of approximately €117 million for the year ended December 31, 2001.

In November 2002, we completed the sale of our Walki Can liquid packaging business unit to Stromsdal Oyj and RMG Pointo Oy. The Walki Can liquid packaging business unit had 35 employees at the end of 2001.

Results of Operations for the Three Months Ended March 31, 2003

On April 23, 2003, we announced our results for the three months ended March 31, 2003. Turnover for the three months ended March 31, 2003 was €2,458 million, a slight decrease from turnover of €2,566 million for the same period in 2002. Operating profit was €171 million for the three months ended March 31, 2003, a decrease of 38 percent compared to €274 million for the same period in 2002.

At the same time, we announced a plan to intensify our on-going cost savings campaign covering all of our operations. Under the plan, we anticipate to improve our cost-effectiveness and take rationalization measures. Although no assurance can be given this will take place, our goal is to achieve total annual cost savings of €200 million by the beginning of 2005 as a result of the measures to be taken pursuant to the plan.

Currency Fluctuations and Introduction of the Euro

Historically, most of our revenues, debts and receivables, and a significant portion of our expenditures, were denominated in currencies other than our prior accounting currency, the Finnish markka. Fluctuations in exchange rates therefore had a significant impact on our financial results and competitiveness. The biggest single risk was that relating to fluctuations in the exchange rate of the Finnish markka. Total foreign exchange losses resulting from currency fluctuations and included in the profit and loss account net of the results of our hedging activities were €27 million in 1999.

On January 1, 1999, member states of the European Union participating in Stage Three of the EMU, including Finland, adopted a single currency, the euro. The euro was introduced as our accounting currency on that date. For Finnish markka, this conversion rate was FIM 5.94573 to one euro. After its introduction, the euro has increasingly been used as the pricing currency, although sales also often take place in the customer’s own currency, and the breakdown of sales by country may also be partly indicative of the breakdown by currency. Additionally, long-fiber chemical pulp is generally priced in U.S. dollars. In general, the introduction of the euro has reduced our exposure to exchange rate fluctuations. In 2002, total foreign exchange losses resulting from currency fluctuations and included in the profit and loss account net of our hedging activities were €24 million, compared to a net gain of €7 million in 2001 and losses of €79 million in 2000. See “Item 11. Quantitative and Qualitative Disclosures about Market Risks.”

We have not experienced, and management does not expect, any material adverse impact on our competitive position resulting from the introduction of the euro. The introduction of the euro, and the consequent elimination of the currency exchange rate risk between the national currencies of the participating member states and the former Finnish markka, has eliminated the need for currency exchange transactions and hedging transactions with respect to these currencies, resulting in transaction cost savings to the Group. For additional discussion regarding the impact of the euro on exchange rate and currency risk exposure of the Company, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Exposure.” During 2001, the U.S. dollar decreased in value against the euro by approximately five percent compared to the exchange rate on January 1, 2001. The value of the British pound sterling increased by approximately four percent from 0.63150 on January 2, 2001 to 0.60850 on December 28, 2001. During 2002, the U.S dollar decreased in value against the euro by approximately 16 percent compared to the exchange rate on January 2, 2002. The value of the British pound sterling decreased by approximately four percent from 0.6262 on January 2, 2002 to 0.6505 on December 31, 2002.

Results of Operations

The following table sets forth the turnover and operating profit of our various business areas and divisions in accordance with Finnish GAAP and the production and delivery volumes of our divisions for the three most recent years:

	Year ended December 31,
	2002	2001	2000
	(€ in millions)
Turnover by Division
Paper Industry
Magazine papers	3,577	3,548	3,343
Newsprint	1,381	1,058	1,045
Fine and speciality papers	2,449	2,362	2,390
Converting industry	1,541	1,480	1,272
Wood products industry	1,489	1,463	1,490
Other operations	583	489	576
Interdivisional sales	(545)	(482)	(533)

Total	10,475	9,918	9,583

Operating Profit by Division(1)
Magazine papers	225	598	630
Newsprint	162	211	118
Fine and speciality papers	359	336	404
Converting industry	70	46	61
Wood products industry	37	27	75
Other operations	209	396	572

Total	1,062	1,614	1,860

(1)	The 2002 figures included non-recurring charges of €128 million for the magazine papers division related to the Blandin restructuring and €8 million for the newsprint division related to writedown of assets. The 2001 figures included non-recurring charges of €20 million for the magazine papers division mainly related to writedown of assets in idled and rebuilt facilities and one-time employee termination benefits and €11 million for the converting industry business area related to restructuring activities. The 2000 figures included non-recurring charges of €30 million for the magazine papers division primarily related to writedown of assets and restructuring initiatives and €14 million for the fine and speciality papers division primarily related to writedown of assets.

	Years ended December 31,
	2002	2001	2000
	(In 1,000 tons, except sawn timber and plywood)
Production
Papers total	10,046	8,298	8,285
Chemical pulp	2,102	2,038	1,965
Sawn timber, 1000 m³	2,201	2,035	2,117
Plywood, 1000 m³	905	786	793

Deliveries
Magazine papers	4,618	3,964	3,747
Newsprint	2,467	1,667	1,798
Fine and speciality papers	2,774	2,546	2,610

The Year ended December 31, 2002 Compared to the Year ended December 31, 2001

Turnover

General.    Our turnover was €10,475 million for the year ended December 31, 2002, an increase of six percent from turnover of €9,918 million for the year ended December 31, 2001. Our total paper production in 2002 amounted to 10,046,000 tons, compared with 8,298,000 tons for the year ended December 31, 2001. Excluding the impact of the Haindl acquisition, our turnover would have been lower in 2002 compared to 2001 due to lower prices.

Magazine papers.    Turnover in the magazine papers division was €3,577 million for the year ended December 31, 2002, which was slightly higher than turnover of €3,548 million for the year ended December 31, 2001. Although deliveries increased by 16 percent from 3,964,000 tons to 4,618,000 tons due to the mills acquired from Haindl, lower prices offset the positive impact of this increase to turnover. In 2002, our capacity utilization rate continued to be low at 86 percent, as compared to 85 percent in the previous year.

In 2002, overall demand for coated magazine paper increased by only one percent in Western Europe and by four percent in the United States in comparison to the year ended December 31, 2001, when demand declined markedly. Demand for uncoated magazine paper declined by one percent in Western Europe but increased by five percent in the United States during the year ended December 31, 2002. European magazine paper prices were approximately nine percent lower in the year ended December 31, 2002 than they were in the year ended December 31, 2001. In the United States, average magazine paper prices decreased even more, by approximately 15 percent.

Newsprint.    Turnover in the newsprint division was €1,381 million for the year ended December 31, 2002, an increase of 31 percent from turnover of €1,058 million for the year ended December 31, 2001. This increase was primarily due to the addition of Haindl’s newsprint production into the division from December 2001. Our newsprint deliveries were 2,467,000 tons during the year ended December 31, 2002, an increase of 48 percent from 1,667,000 tons in the year ended December 31, 2001. The decline in prices in Western Europe partially offset the positive development of turnover. In 2002, the capacity utilization rate was 89 percent, as compared to 91 percent in the previous year.

In 2002, demand for newsprint declined by five percent in Western Europe and two percent in the United States, following declines of three percent and 11 percent, respectively, in 2001. Special newsprint for use in newspaper supplements, books and directories was in slightly better demand throughout the year 2002 as compared to the year 2001. Newsprint prices in Europe fell on average by 13 percent for the year ended December 31, 2002 as compared to the year ended December 31, 2001.

Fine and speciality papers.    Turnover in the fine and speciality papers division was €2,449 million for the year ended December 31, 2002, an increase of four percent from turnover of €2,362 million for the year ended December 31, 2001. Our fine and speciality paper deliveries during the year ended December 31, 2002 were 2,774,000 tons, an increase of nine percent from 2,546,000 tons during the year ended December 31, 2001. In 2002, capacity utilization was 90 percent, approximately the same as the 89 percent for the year 2001. Speciality paper operating rates were close to maximum, but specially coated fine paper operating rates were at a low level.

Demand for fine paper continued to be weak throughout 2002. In Western Europe, demand for both uncoated and coated fine paper stayed at the level of the preceding year. In China, demand growth was good and the Changshu mill operated at full capacity. The demand for packaging and label papers improved in 2002, but the demand for envelope papers was weaker for the year 2002 as compared to the year 2001. Average prices of uncoated fine papers in Western Europe were five percent lower in 2002 as compared to average prices in 2001, while coated paper prices declined by seven percent. In China, prices increased. Speciality paper prices were rather stable in 2002 as compared to 2001.

Converting industry.    Turnover in the converting industry business area was €1,541 million for the year ended December 31, 2002, an increase of four percent from turnover of €1,480 million for the year ended December 31, 2001. The increase in turnover was primarily due to organic growth at Raflatac. Raflatac’s turnover increased by ten percent to €736 million as a result of sales from the new factory in North Carolina. Improved sales elsewhere also contributed to the increased turnover. Overall, the self-adhesive labelstock market experienced weak demand conditions. In 2002, the turnover growth of Loparex slowed down to only four percent and total turnover amounted to €389 million. Market conditions, especially in North America, were challenging. Walki Wisa’s turnover decreased by €5 million to €318 million in 2002. Moderate demand growth for industrial wrappings was offset by lower average prices.

Wood products industry.    Turnover in the wood products industry business area was €1,489 million for the year ended December 31, 2002, an increase of two percent from turnover of €1,463 million for the year ended December 31, 2001. This increase was primarily due to higher deliveries of plywood and sawn timber. The sawmilling operations generated turnover of €432 million in 2002, an increase of four percent compared with the turnover of €417 million for the year ended December 31, 2001. Plywood operations resulted in a turnover of €525 million, an increase of four percent from the turnover of €504 million for the year ended December 31, 2001. The building supplies trade had a turnover of €615 million, which was largely unchanged from the year 2001.

The division’s output of sawn timber during the year ended December 31, 2002 amounted to 2,051,000 cubic meters, an increase of 11 percent from the sawn timber output of 1,856,000 cubic meters during the year ended December 31, 2001. The increase was due to the addition of Steyrermühl’s sawmilling capacity, which was acquired in connection with the Haindl acquisition. The division’s plywood production amounted to 905,000 cubic meters during the year ended December 31, 2002, an increase of 15 percent compared to plywood production of 786,000 cubic meters during the year ended December 31, 2001. A large share of the increase was due to the production of the new Pellos softwood plywood mill.

Other operations.    Turnover from other operations amounted to €583 million for the year ended December 31, 2002, an increase of 19 percent from turnover of €489 million for the year ended December 31, 2001. This increase was largely caused by the inclusion in other operations of the logistics companies acquired in connection with the Haindl acquisition.

Operating profit (loss)

General.    Our operating profit amounted to €1,062 million for the year ended December 31, 2002, a decrease of 34 percent from operating profit of €1,614 million for the year ended December 31, 2001. Lower paper prices were the main cause of the lower operating profit. Operating profit of the magazine papers division, the newsprint division and the other operations division fell, whereas the operating profit of the fine and speciality papers division, the converting industry business area and the wood products industry business area increased. The Haindl acquisition had a positive impact on our operating profit. Operating profit for 2002 included net non-recurring charges of €46 million from the disposition of stock exchange listed shares and fixed assets and non-recurring write-downs and other closing-related costs in connection with the shutdown of two paper machines at the Blandin mill in Minnesota, United States, compared to net non-recurring gains of €220 million during the year ended December 31, 2001, resulting from the total gains on the sales of listed shares of €265 million, and partially offset by a deficit of €45 million as a result of other net capital gains, writedowns and restructurings.

Magazine papers.    Operating profit of the magazine papers division amounted to €225 million for the year ended December 31, 2002, a decrease of 62 percent from operating profit of €598 million for the year ended December 31, 2001. This decrease was mainly due to lower prices and non-recurring charges of €128 million relating to the closure of the two smallest paper machines at the Blandin paper mill in the United States.

Newsprint.    Operating profit of the newsprint division amounted to €162 million for the year ended December 31, 2002, a decrease of 23 percent from operating profit of €211 million for the year ended December 31, 2001. The decrease was attributable to lower prices and non-recurring charges of €8 million.

Fine and speciality papers.    Operating profit of the fine and speciality papers division amounted to €359 million for the year ended December 31, 2002, an increase of seven percent from operating profit of €336 million for the year ended December 31, 2001. The increase in profitability was due to higher turnover and improved efficiency of production.

Converting industry.    Operating profit of the converting industry business area amounted to €70 million for the year ended December 31, 2002, an increase of 52 percent from operating profit of €46 million for the year ended December 31, 2001. This increase was due to higher turnover and improved efficiency of production. The 2001 operating profit included non-recurring charges of €11 million.

Wood products industry.    The wood products industry business area had an operating profit of €37 million for the year ended December 31, 2002, an increase of 37 percent from operating profit of €27 million for the year ended December 31, 2001. Higher turnover was the main cause for the increase.

Other operations.    Operating profit from other operations amounted to €209 million for the year ended December 31, 2002, as compared to operating profit of €396 million for the year ended December 31, 2001. Forestry operations in Finland contributed €37 million in 2002, a decrease of 18 percent from €45 million in 2001, whereas energy operations resulted in an operating profit of €51 million in 2002, as compared to €99 million in 2001. Our share of the results of associated companies, mainly Metsä-Botnia, contributed €60 million to operating profit in 2002, compared with €82 million in 2001, which decrease was due to lower average chemical pulp prices.

For the year ended December 31, 2002, net non-recurring items from the sale of shares and fixed assets and write-downs showed a loss of €46 million, after giving effect to gains of €77 million on the sales of shares in Nokia during the year. Other items included in net capital gains, writedowns and restructurings resulted in a loss of €123 million in 2002. In 2001, net non-recurring items resulted in a gain of €220 million, including €265 million in gains on the sale of listed shares (after giving effect to gains of €267 million on the sales of Nokia shares) and a loss of €45 million from other items included in net capital gains, writedowns and restructurings.

Financial Items

Net financial expenses amounted to €273 million for the year ended December 31, 2002, a decrease of three percent compared to net financial expenses of €281 million during the year ended December 31, 2001. The decrease was due to lower interest rates.

Extraordinary Items

There were no extraordinary items for the years ended December 31, 2002 or 2001.

Profit (loss)

We had a profit before extraordinary items, taxes and minority interests of €789 million for the year ended December 31, 2002, a decrease of 41 percent from profit of €1,333 million during the year ended December 31, 2001. Income taxes related to ordinary activities for the year ended December 31, 2002 amounted to €241 million, a decrease of 36 percent compared to income taxes related to ordinary activities of €378 million during the year ended December 31, 2001. Our effective tax rate for the year ended December 31, 2002 was 30.5 percent, compared with 28.4 percent for the year ended December 31, 2001. The prevailing corporate tax rate in Finland during 2002 and 2001 was 29.0 percent. Net profit amounted to €550 million for the year ended December 31, 2002, compared to €955 million for the year ended December 31, 2001. The decrease was primarily due to lower price levels and lower capital gains.

The Year ended December 31, 2001 Compared to the Year ended December 31, 2000

Turnover

General.    Our turnover was €9,918 million for the year ended December 31, 2001, an increase of three percent from turnover of €9,583 million for the year ended December 31, 2000. Our total paper production in 2001 amounted to 8,298,000 tons, practically the same as for the year ended December 31, 2000.

Magazine papers.    Turnover in the magazine papers division was €3,548 million for the year ended December 31, 2001, an increase of six percent from turnover of €3,343 million for the year ended December 31, 2000. This increase was primarily due to additional production from the Miramichi mills included for the full year 2001 as compared to less than three months in 2000 and, to a lesser extent, mills acquired from Haindl and included for December 2001. Our magazine paper deliveries were 3,964,000 tons during the year ended December 31, 2001, an increase of six percent from 3,747,000 tons for the year ended December 31, 2000. In 2001, our capacity utilization rate was only 85 percent, as compared to 94 percent in the previous year.

In 2001, overall demand for coated magazine paper decreased by six percent in Western Europe and by five percent in the United States in comparison to the year ended December 31, 2000, during which growth in demand was strong. Demand for uncoated magazine paper increased by one percent in Western Europe and decreased by three percent in the United States during the year ended December 31, 2001. European magazine paper prices were approximately four percent higher in the year ended December 31, 2001 than they were in the year ended December 31, 2000. In the United States, prices decreased by a comparable percentage.

Newsprint.    Turnover in the newsprint division was €1,058 million for the year ended December 31, 2001, an increase of one percent from turnover of €1,045 million for the year ended December 31, 2000. This increase was primarily due to higher prices, partially offset by the impact of lower volumes. Our newsprint deliveries were 1,667,000 tons during the year ended December 31, 2001, a decrease of approximately seven percent from 1,798,000 tons in the year ended December 31, 2000. In 2001, the capacity utilization rate was 91 percent, as compared to 97 percent in the previous year.

In 2001, demand for newsprint declined by four percent in Western Europe and as much as 12 percent in the United States. Special newsprint for use in newspaper supplements, books and directories was in better demand throughout the year. Newsprint prices in Europe were approximately 16 percent higher for the year ended December 31, 2001 as compared to the year ended December 31, 2000.

Fine and speciality papers.    Turnover in the fine and speciality papers division was €2,362 million for the year ended December 31, 2001, a decrease of one percent from turnover of €2,390 million for the year ended December 31, 2000. Demand for fine paper was weak throughout 2001. Our fine and speciality paper deliveries during the year ended December 31, 2001 were 2,546,000 tons, a decrease of two percent from the 2,610,000 tons during the year ended December 31, 2000. In 2001, capacity utilization was 89 percent; down from 96 percent for the year 2000. Label and envelope paper deliveries decreased slightly, but packaging paper deliveries rose.

Demand for uncoated fine paper declined by eight percent and demand for coated fine paper by seven percent in Western Europe. Label and envelope paper demand was slightly weaker, but packaging paper demand was good for the year 2001. Fine paper prices were rather resilient despite weak demand. Prices for uncoated grades declined by an average of two percent in 2001 while those for coated grades remained the same compared with the year 2000. Speciality paper prices were resilient as well.

Converting industry.    Turnover in the converting industry business area was €1,480 million for the year ended December 31, 2001, an increase of 16 percent from turnover of €1,272 million for the year ended December 31, 2000. The increase in turnover was primarily due to the acquired Rexam Release units and organic growth. Raflatac’s turnover increased by seven percent to €667 million despite relatively weak demand conditions in main markets, particularly in North America and Asia. The turnover of Loparex increased by 62 percent to €375 million, as a result of the purchase of Rexam Release. Although demand for industrial wrappings weakened in Western Europe, Walki Wisa’s turnover increased by four percent to €323 million. For Walki Films, new investments resulted in a nine percent increase in turnover to €123 million.

Wood products industry.    Turnover in the wood products industry business area was €1,463 million for the year ended December 31, 2001, a decrease of two percent from turnover of €1,490 million for the year ended December 31, 2000. This decrease was primarily due to lower deliveries and lower prices for sawn timber. The sawmilling operations generated turnover of €417 million, a decrease of eight percent compared with the year ended December 31, 2000. Plywood operations had a turnover of €504 million, largely unchanged from the year ended December 31, 2000, while the building supplies trade increased its turnover by six percent to €621 million.

The division’s output of sawn timber during the year ended December 31, 2001 amounted to 1,856,000 cubic meters, a decrease of 12 percent from the sawn timber output of 2,098,000 cubic meters during the year ended December 31, 2000. The division’s plywood production amounted to 786,000 cubic meters during the year ended December 31, 2001, a decrease of one percent compared to plywood production of 793,000 cubic meters during the year ended December 31, 2000.

Other operations.    Turnover from other operations was €489 million for the year ended December 31, 2001, a decrease of 15 percent from turnover of €576 million for the year ended December 31, 2000. This decrease was caused by certain dispositions and lower wood and energy sales.

Operating profit (loss)

General.    Our operating profit amounted to €1,614 million for the year ended December 31, 2001, a decrease of 13 percent from operating profit of €1,860 million for the year ended December 31, 2000. Lower operating rates were the principal contributors to lower operating profit. Operating profit of the magazine papers, fine and speciality papers, converting industry and wood products industry fell, while the operating profit of the newsprint division increased considerably. Operating profit for 2001 included net gains of €220 million from the disposition of stock exchange listed shares and fixed assets and non-recurring write-downs, compared to net gains of €300 million from such sales during the year ended December 31, 2000.

Magazine papers.    Operating profit of the magazine papers division amounted to €598 million for the year ended December 31, 2001, including non-recurring charges of €20 million, a decrease of five percent from operating profit of €630 million for the year ended December 31, 2000, including non-recurring charges of €30 million. This decrease was largely due to lower capacity utilization rates at the mills.

Newsprint.    Operating profit of the newsprint division amounted to €211 million for the year ended December 31, 2001, an increase of 79 percent from operating profit of €118 million for the year ended December 31, 2000. The increase was attributable to higher prices.

Fine and speciality papers.    Operating profit of the fine and speciality papers division amounted to €336 million for the year ended December 31, 2001, a decrease of 17 percent from operating profit of €404 million for the year ended December 31, 2000, including non-recurring charges of €14 million. The decrease in profitability was primarily due to lower delivery volumes of fine paper.

Converting industry.    Operating profit of the converting industry business area amounted to €46 million for the year ended December 31, 2001, including non-recurring charges of €11 million, a decrease of 25 percent from operating profit of €61 million for the year ended December 31, 2000. This decrease was due to lower prices and costs related to expansion.

Wood products industry.    The wood products industry business area had an operating profit of €27 million for the year ended December 31, 2001, a decrease of 64 percent from operating profit of €75 million for the year ended December 31, 2000. Oversupply in the Western European sawn timber markets and weaker prices caused the decline.

Other operations.    Operating profit from other operations amounted to €396 million for the year ended December 31, 2001, as compared to operating profit of €572 million for the year ended December 31, 2000. Forestry operations in Finland contributed €45 million, a decrease from €53 million in 2000, while energy operations increased their operating profits to €99 million in 2001 from €69 million in 2000. Our share of the results of associated companies, mainly Metsä-Botnia, contributed €83 million to 2001 operating profit, compared with €153 million in 2000, which change was due to reduced chemical pulp prices.

For the year ended December 31, 2001, net non-recurring items from the sale of shares and fixed assets and write-downs totaled €220 million. Total gains on the sale of listed shares were €265 million, including gains on sales of shares of Nokia in the amount of €267 million during the year. Other net capital gains, writedowns and restructurings showed a deficit of €45 million in 2001. In 2000, net non-recurring items were €300 million. Total gains on the sale of listed shares were €485 million, all of which was attributable to gains on the sale of Nokia shares.

Financial Items

Net financial expenses amounted to €281 million for the year ended December 31, 2001, an increase of 95 percent compared to net financial expenses of €143 million during the year ended December 31, 2000. The increase was due to higher level of indebtedness as a result of acquisitions.

Extraordinary Items

There were no extraordinary items for the year ended December 31, 2001. For the year ended December 31, 2000, we had extraordinary income of €142 million net of related income taxes due to the break-up fee provided by Champion International under our proposed merger agreement.

Profit (loss)

We had a profit before extraordinary items, taxes and minority interests of €1,333 million for the year ended December 31, 2001, a decrease of 22 percent from profit of €1,717 million during the year ended December 31, 2000. Income taxes related to ordinary activities for the year ended December 31, 2001 amounted to €378 million, a decrease of 23 percent compared to income taxes related to ordinary activities of €494 million during the year ended December 31, 2000. Our effective tax rate for the year ended December 31, 2001 was 28.4 percent and 28.8 percent for the year ended December 31, 2000. The prevailing corporate tax rate in Finland during 2001 and 2000 was 29 percent. Net profit amounted to €955 million for the year ended December 31, 2001, compared to €1,366 million for the year ended December 31, 2000. The decrease was primarily due to weaker market conditions, lower capital gains and the absence of extraordinary income.

Liquidity and Capital Resources

Our net cash flow from operations was €1,429 million for the year ended December 31, 2002 as compared to €1,645 million for the year ended December 31, 2001 and €1,639 million for the year ended December 31, 2000. Our operating profit for the year 2002 included non-recurring charges of €46 million and our operating profit for the years 2001 and 2000 included non-recurring income of €220 million and €300 million, respectively. These capital gains and losses are not included in our cash flow from operations for these periods. We believe that cash available through operations is adequate to fund our current scope of operations and our projected capital expenditures.

We maintain significant liquidity reserves. Our net interest-bearing liabilities decreased to €5,285 million at December 31, 2002 from €6,041 million at December 31, 2001 largely as the result of careful management of capital. As of December 31, 2000, our net interest-bearing liabilities were €4,071 million. The average rate of interest on our loans was 3.8 percent per annum during the year ended December 31, 2002, down 1.1 percentage points from 4.9 percent in 2001. The average rate of interest on our loans was 5.6 percent per annum during the year ended December 31, 2000.

In January 2003, we launched a U.S.$250 million bond issue with a maturity of 15 years.

In December 2002, we announced that we would redeem all outstanding bonds from the convertible bond issue of €161 million (FIM 960 million), launched in 1994. The redemption date was February 28, 2003. A total of €3,627, 815.16 principal amount of convertible bonds were redeemed and the remaining approximately €36 million in principal amount of convertible bonds were converted into 1,673,490 of our shares.

In November 2002, we launched a U.S.$500 million bond issue with a maturity of 12 years.

In January 2002, we launched on the international bond market a €600 million bond issue with a maturity of ten years and a £250 million bond issue with a maturity of 15 years.

In October 1999, we launched a €250 million bond issue with a maturity of ten years.

In August 1999, we established a global medium-term note program allowing us to issue bonds in different currencies up to a maximum of €1 billion. In 2002, the amount of the program was increased to €3 billion. By March 31, 2003, a total of €2,301 million had been issued under the program.

In March 1998, we provided a U.S.$121 million loan to Asia Pacific Forest Products (Suzhou) Pte (“AP Suzhou”), the Singaporean holding company responsible for Asia Pacific International Holdings Ltd.’s (“APRIL”) fine paper mill in China. The loan was made in connection with our equity investment in AP Suzhou. In August 2000, we acquired all of APRIL’s holdings in AP Suzhou and the loan was transferred from AP Suzhou to APRIL. In April 2002, the loan was renegotiated. The loan is now secured by APRIL’s shareholding of approximately 12 percent in the pulp producer P.T. Riau Andalan Pulp & Paper. The loan is scheduled to be repaid through regular installments, the first of which were paid in April 2002. The final maturity of the loan will be on December 31, 2006. As of December 31, 2002, the amount of the loan outstanding was U.S.$93 million. We have also entered into an agreement with P.T. Riau Andalan Pulp & Paper to purchase 0.2 million tons of pulp per year to the Changshu mill.

In November 1997, we launched a U.S.$600 million bond issue to institutional investors in the United States. U.S.$225 million of the bonds is repayable in ten years from the date of issue and U.S.$375 million in 30 years. The credit-rating agencies Standard & Poor’s Ratings Group and Moody’s Investor’s Services, Inc. have rated the bond issue BBB+ and Baa1, respectively. We have also launched a U.S.$155 million privately placed bond issue, which is repayable in 2005, to institutional investors in the United States in 1995.

Based upon shareholder resolutions adopted in 1998, 1999, 2000, 2001 and 2002, we have repurchased an aggregate of 35.1 million of our own shares. Such an amount of shares would equal approximately 13.4 percent of our present share capital. Of the total number of shares repurchased, 34.3 million have been cancelled and 0.8 million shares have been used to finance acquisitions. At the annual general meeting of shareholders on March 19, 2003, the shareholders authorized for a period of one year from the annual general meeting of shareholders the repurchase of up to 24,600,000 shares. See “Item 10. Additional Information—Authorized Share Capital.”

Our liquidity resources are subject to change as market and general economic conditions evolve. Increase in liquidity could result from an increase in cash flow from operations or, for example, a divestment of non-core assets. Decrease of liquidity could result from a weaker than expected cash flow from operations caused by lower demand or weaker prices for our products. In addition, any potential acquisitions in which all or a portion of the consideration would be payable in cash, could have a significant effect on our liquidity resources.

The following tables set forth our obligations and commitments to make future payments under contracts and contingent commitments as of December 31, 2002:

	Payments Due by Period
	Total	Within 1 year	Within 2-3 years	Within 4-5 years	After 5 years
	(€ in millions)
Contractual Obligations
Long-term debt	5,397	258	1,328	731	3,080
Operating lease commitments	266	45	78	62	81
Capital lease obligations including interest	141	42	68	6	25

Total	5,804	345	1,474	799	3,186

	Per Period
	Total	Within 1 year	Within 2-3 years	Within 4-5 years	After 5 years
	(€ in millions)
Other Commercial Commitments
Guarantees	120	1	11	30	78
Mortgages	175	—	3	138	34
Other commitments	31	31	—	—	—

Total	326	32	14	168	112

Research and Development

General

Group-level research and development concentrates on strategic raw materials and environmental impact studies as well as preliminary research into topics such as new product sectors. Specific research and development expenditures amounted to €46 million in 2002, €45 million in 2001 and €44 million in 2000. These figures do not include all development work connected with investment projects, or the routine product and production development that forms part of normal business operations at our mills. In addition to our own research and development work, approximately ten to 15 percent of our research and development activities are conducted by Oy Keskuslaboratorio-Centrallaboratorium Ab (the Finnish Pulp and Paper Research Institute or “FPPRI”), which is owned by us together with three other Finnish paper and forest products companies—Stora Enso, Metsäliitto Group and Myllykoski. We have also been involved in many national pulp and paper technology programs initiated by the National Technology Agency of Finland (TEKES). In addition, we obtain research services on a contractual basis from other research institutes and universities in other countries, either as work commissioned by us or as participation in joint technology projects approved by the Board of Directors of the FPPRI.

Divisional Research and Development

In 2002, in the paper industry business area, the focus of development work was on improving the cost-effectiveness of different paper grades. Development work aimed at bringing customers new value-added was also stepped up. One such area relates to papers designed for digital printing. At the Augsburg mill, a research and development center was opened primarily to develop recycled fiber-based newsprint and magazine paper. More recycled fiber was used in newsprint and standard magazine papers.

Work continued to lower the costs of the fiber raw materials and fillers used in magazine and fine paper production by various technical means such as replacing some chemical pulp with mechanical pulp and/or deinked pulp, and by raising pigment contents. The opacity and brightness of magazine paper were further improved. We also introduced our new Finesse range of papers and the improved UPM Ultra and Star-grade papers.

In pulp research, the emphasis was on developing chemical pulps for use in our integrated fine and speciality paper production. Significant improvements have been made in optimizing the use of wood raw material. Other areas of development included reducing fiber line costs and work on environmental issues at the mills.

In the converting industry business area, a specially-developed adhesive label for synthetic special laminates was introduced by Raflatac. Raflatac also began extensive use of Hotmelt adhesives. Development work carried out by Loparex was mainly concerned with raw material optimization. Important results were achieved in development work on several products, including a silicone-coated paper designed for insulation purposes and a polyethylene coated lay-flat release liner for graphic end-uses. Walki Wisa developed new grades of Walki-Jet inkjet printing paper for photograph-quality print.

In the wood products industry business area, the WISA research and development center focused on product improvements designed to generate value-added, particularly for industrial customers. One important area was improving the biological resistance of products used in building applications. A project aimed at improving the properties of plywood products was launched with the support of TEKES.

Rafsec, which is a part of the new ventures business unit, continued the development of its radio-frequency identification products and production processes, and brought new smart card products onto the market. Commercial interest in Rafsec’s products grew during the latter part of 2002.

Capital Expenditures

We expect our capital expenditure excluding acquisitions in 2003 to be below the level of our depreciation. We have five main projects under construction during 2003, including Rauma paper machine number one (modernization and additional pulping capacity), Jämsänkoski paper machine 3 (modernization), Shotton’s additional deinking capacity, Pietarsaari pulp mill (modernization) and the new Changshu paper machine. The projects relating to Rauma paper machine number one, Jämsänkoski paper machine 3 and Shotton’s additional deinking capacity are expected to be completed in 2003. The project relating to Pietarsaari pulp mill is expected to be completed by spring 2004. Start up of the new Changshu paper machine is planned for 2005. This new paper machine will substantially increase Changshu mill’s production capacity for fine paper, bringing the mill’s total production capacity to approximately 800,000 tons per year. In the first stage, the mill’s coating capacity will increase to approximately 200,000 tons per year. The total cost of investments in the Changshu paper machine is expected to amount to approximately €470 million.

During the year ended December 31, 2002, our gross capital expenditure amounted to €561 million, a decrease of €266 million or 32 percent from capital expenditure of €827 million during the year ended December 31, 2001. During the year ended December 31, 2000, our gross capital expenditure amounted to €571 million. Capital expenditures comprised primarily investments in plants and machinery. Acquisitions and purchases of shares accounted for €52 million in 2002, as compared to €3,023 million in 2001 and €1,604 million in 2000. Maintenance and replacement investments in existing production machinery totaled €363 million in 2002 as compared to €353 million in 2001 and €395 million in 2000. In addition to this, €198 million was spent in 2002 on changes in production and on new production units and production lines, as compared to €474 million in 2001 and €176 million in 2000.

The most significant project completed in 2002 was the expansion of Steyrermühl’s deinking plant. The total cost of the project was €56 million. The new capacity came on stream in April 2002.

Sales of fixed assets, including shares in listed companies, totaled €212 million in 2002. In 2001, the proceeds realized from the sale of shares and fixed assets were €350 million. In 2000, the proceeds realized from the sale of shares and fixed assets were €544 million. The proceeds from asset sales related principally to the disposition of shares in Nokia.

Holdings in Stock Exchange Listed Securities

As of December 31, 2002, we owned a 14.6 percent (19.9 million shares) interest in Metso, the parent company of a Finnish multinational engineering group resulting from the merger of Rauma and Valmet Corporation, that is one of the world’s leading suppliers of equipment and machinery for the pulp and paper industries as well as one of the world’s leading suppliers of rock and mineral processing equipment. We held a majority shareholding in Rauma until 1997 and conducted engineering activities through it. From May 27, 1997 until June 30, 1999, we accounted for Rauma as an associated company by using the equity method of accounting.

As of December 31, 2002, we owned shares in several other listed companies at a book value of €191 million and a market value of €388 million. The difference is mainly due to the value of 11.3 million shares in Nokia.

Inflation

Inflation in Finland as measured by the consumer price index was 1.6 percent for the year 2002, 2.6 for the year 2001 and 1.2 percent for the year 2000. Inflation in Finland did not have a significant impact on our operating results. However, a portion of our operations, sales and production is performed in countries with rates of inflation higher or lower than that of Finland. Changes in rates of exchange may or may not reflect differences in rates of inflation. It is therefore not possible to quantify the individual or combined effects of these factors on reported income.

Item 6.    Directors, Senior Management and Employees

Pursuant to the provisions of the Companies Act and our articles of association, the control and management of the Company is divided between the shareholders (through actions taken at general meetings of shareholders), the Board of Directors and the President and Chief Executive Officer. In addition, we have an Executive Team which assists the President and Chief Executive Officer in the daily management of the Company.

Our Board of Directors is responsible for the management of the Company and for the proper organization of our activities. The Board of Directors establishes the principles of our strategy, organization, accounting and financial control and appoints the President and Chief Executive Officer, who acts in accordance with the orders and instructions of our Board of Directors. The President and Chief Executive Officer, assisted by our Executive Team, is responsible for the day-to-day management of our affairs. Measures which are not within the ordinary course of our business may be taken by the President and Chief Executive Officer only if approved by our Board of Directors, unless the time required to obtain the approval of our Board of Directors would cause us to suffer a substantial disadvantage. In the latter case, our Board of Directors must be informed as soon as practicable of the measures which have been taken.

Board of Directors

Pursuant to our articles of association, our Board of Directors consists of at least five and no more than 12 members at any time. The Board of Directors currently consists of ten members, each of whom has been elected by the shareholders in an annual general meeting of shareholders for a period ending with the following annual general meeting of shareholders. Members of our Board of Directors may be appointed, or removed, only by a resolution of shareholders in a general meeting of shareholders. Pursuant to our articles of association, the mandatory age for retirement of members of our Board of Directors is 70 years.

Following the annual general meeting of our shareholders held on March 19, 2003, the members of our Board of Directors are as follows:

Vesa Vainio, b. 1942	Board member since 1996, Vice Chairman in 1997, Chairman since 2001.

Master of Laws.

Member of the Board of Directors of Nokia Corporation and Chairman of the Board of the Finnish Central Chamber of Commerce.

Owns 3,318 of our shares.

Carl H. Amon III, b. 1943	Board member since 1999, Vice Chairman since 2001.

Juris Doctor.

Partner of White & Case LLP, a global law firm, concentrating in international commercial and financial transactions. Joined White & Case LLP in 1968 and was made partner in 1976. Has been based in the New York, London, Brussels, Hong Kong, Jakarta and Prague offices of White & Case LLP. Responsible for the development of White & Case LLP’s practice in Central and Eastern Europe 1990-1995.

Owns 3,466 of our shares.

Gustaf Serlachius, b. 1935	Board member since 1996, Vice Chairman since 2000.

Bachelor of Business Administration.

Chairman of the Administrative Board and Management of the Gösta Serlachius Fine Arts Foundation. Has been a member of the Boards of Directors in a number of companies and associations, including M-real Corporation (Chairman of the Board of Directors), Repola Ltd., the Central Association of Finnish Forest Industries, the Employers’ Association of Finnish Forest Industries and the Finnish Foreign Trade Association.

Owns 1,712,466 of our shares.

Martti Ahtisaari, b.1937	Board member since 2000.

President of the Republic of Finland 1994-2000. Elementary school teacher. Awarded a number of honorary doctorate degrees from various universities.

Has held various positions, including as Finnish Ambassador to the United Republic of Tanzania 1973-1976, United Nations Commissioner for Namibia 1977-1981, Under-Secretary of State at the Ministry for Foreign Affairs 1984-1986, Governor for Finland in the African Development Bank, the Asian Development Bank, and the Inter-American Development Bank 1984-1986, Chairman of the Board of Directors for the Finnish Industrialization Fund for developing countries 1984-1986, Secretary of State at the Ministry for Foreign Affairs 1991-1994, and Special Adviser to the International Conference on Former Yugoslavia and to the UN Secretary General’s Special Representative for the former Yugoslavia in 1993. Co-Chairman of the EastWest Institute. Member of the Board of Directors of Elcoteq Network Oyj.

Owns 1,890 of our shares.

Michael C. Bottenheim, b. 1947	Board member since 2001.

Master of Laws and Master of Business Administration.

Executive Director of Lazard Brothers 1985-1991. Director of Lazard Brothers & Co. Limited 1992-2000. Member of the Managing Directors Committee of Lazard Brothers & Co. Limited.

Owns 1,890 of our shares.

Berndt Brunow, b. 1950	Board member since 2002.

Bachelor of Science in Economics.

Held several positions in marketing for the Finnish paper industry since 1977. Worked for the Finnish paper industry in the United Kingdom and Germany during the 1980s. Managing Director of the Finnpap Marketing Association 1994-1996 and President of our Converting Materials division 1996-1999. Chairman of the Board of Directors of Sanitec Corporation, President of Fazer, Managing Director of Karl Fazer Oy, member of the Boards of Directors of Lemcon Ltd., Hackman Oyj Abp and Oy Nautor Ab.

Owns 262,218 of our shares.

Georg Holzhey, b. 1939	Board member since March 2003.

Doctor of Business Administration.

Managing Director and co-owner of Haindl until it was acquired by our Company. Executive Vice President, Procurement and Logistics and member of our Executive Team in 2002.

Owns 642,646 of our shares.

Juha Niemelä, b. 1946	Board member since 1998, President and Chief Executive Officer since 1996.

Master of Science in Economics and Doctor of Science (Econ.) h.c.

Worked for UPM since 1971 in various capacities, including Senior Vice President for Marketing at UPM’s head office, Senior Vice President for Paperituote and member of the Executive Board of UPM. Appointed Executive Vice President and member of the Board of Directors of UPM in 1993. Member of the Board of Directors of the Confederation of Finnish Industry and Employers. Vice Chairman of the Confederation of European Paper Industries.

Owns 11,870 of our shares and holds 70,000 Class A stock options, 70,000 Class B stock options and 70,000 Class D stock options.

Jorma Ollila, b. 1950	Board member since 1997.

Master of Political Science, Master of Science (Econ.), Master of Science (Eng.), Ph.D. (Pol.Sc.) h.c. and Doctor of Techonolocy h.c.

Chairman and Chief Executive Officer of Nokia Corporation. Member of the Board of Directors of Ford Motor Company and Vice Chairman of the Board of Directors of Otava Books and Magazines Group Ltd.

Owns 27,038 of our shares.

Donna Soble Kaufman, b. 1943	Board member since 2001.

Master of Laws.

A professional corporate director since 1997. Member of the Boards of Directors of Bell Globemedia Inc., TransAlta Corporation, Hudson’s Bay Company, the Public Sector Pension Investment Board of Canada, Bell Canada International Inc. and BCE Inc. (Bell Canada Enterprises). Director of HISTORICA, an education initiative to promote knowledge of Canadian history and heritage, governor of the Baycrest Centre for Geriatric Care and governor of the Council for Canadian Unity. Former partner of Stikeman Elliott, Barristers & Solicitors, based in Canada.

Owns 3,890 of our shares.

The number of shares held by the members of our Board of Directors as stated above are as of April 17, 2003. At the annual general meetings of shareholders on March 25, 1998 and March 19, 2002, the shareholders resolved that non-executive members of our Board of Directors would not be entitled to receive stock options of the Company. The number of stock options held by Mr. Niemelä as stated above are as of April 17, 2003. The Class A and Class B stock options were issued pursuant to a management incentive program approved by the annual general meeting of our shareholders in 1998 and the Class D stock options were issued pursuant to a management incentive program approved by the annual general meeting of our shareholders in 2002. After taking into account the bonus issue in March 2003, each stock option is exercisable for two shares of the Company.

Executive Team

Currently, the members of our Executive Team are as follows:

Juha Niemelä, b. 1946	President and Chief Executive Officer since 1996, Board member since 1998.

For information concerning Mr. Niemelä, see “—Board of Directors” above.

Martin Granholm, b. 1946	Senior Executive Vice President and Deputy Chief Executive Officer since 1996.

Master of Science in Engineering and Honorary Doctor of Science in Technology.

Joined Oy Wilh. Schauman Ab in 1970 and held various posts in Schauman’s project, production and administrative functions. Following the merger of Oy Wilh. Schauman Ab with Kymmene, served first as the Managing Director of the subsidiary Wisaforest Oy Ab and was appointed President of Kymmene in 1992.

Owns 22,390 of our shares and holds 55,000 Class A stock options, 55,000 Class B stock options and 50,000 Class D stock options.

Jussi Pesonen, b. 1960	Executive Vice President and Chief Operating Officer (with responsibility for the Paper Industry business area) since September 2001.

Master of Science in Engineering.

Joined UPM in 1987 and occupied several posts, including Production Manager at the Jämsänkoski mill and Production Unit Director at the Kajaani and Kaukas mills and Shotton Paper Ltd. Appointed Vice-President of the newsprint division of UPM-Kymmene Corporation in 2001. Member of the Boards of CEPIPRINT and the Finnish Forest Industries Federation.

Owns 14 of our shares and holds 10,000 Class A stock options, 17,500 Class B stock options and 50,000 Class D stock options.

Harald Finne, b. 1952	Executive Vice President, Human Resources and Information Technology, since January 2002.

Master of Science in Psychology and Master of Business Administration.

Human Resources Manager at Oy Wilh. Schauman Ab, Pietarsaari 1976-1985, General Manager of Wasaplast 1986-1988, Vice President, Administration, of Wisaforest Oy Ab 1988-1994 and Managing Director of Oy Wisapak Ab 1994-1996. Vice President, Human Resources, of UPM-Kymmene Corporation 1996-2001.

Owns 726 of our shares and holds 17,500 Class B stock options and 33,000 Class D stock options.

Jan-Henrik Kulp, b. 1943	Senior Financial Advisor since January 2002.

Bachelor of Science in Economics

Held several posts in the financial administration of Oy Kaukas Ab starting in 1967 and became its financial director in 1977. Appointed Chief Financial Officer of Kymmene in 1986. Member of the Executive Board of Kymmene 1987-1995. Chief Financial Officer of UPM-Kymmene Corporation 1996-2001.

Owns 1,192 of our shares and holds 35,000 Class A stock options and 35,000 Class B stock options.

Matti Lievonen, b. 1958	Executive Vice President, Business and Technology Optimization, since January 2002.

Bachelor of Science in Engineering and Master of Business Administration.

Since 1986, held several posts at UPM before the merger of UPM and Kymmene including Project Manager, Technical Manager and Mill Director at Kaipola mill. Director of the Chapelle Darblay S.A. production unit in France 1997-2001.

Holds 10,000 Class B stock options and 33,000 Class D stock options.

Matti J. Lindahl, b. 1946	President, Converting Industry, since October 2002.

Bachelor of Science in Economics.

President of Finnboard, an export association of Finnish paperboard mills, 1990-1992, President of Wisaforest Oy Ab in Pietarsaari 1992-1993, Chief Executive Officer of Nordland Papier AG in Germany 1994-2002, President of the Fine Papers division of UPM-Kymmene Corporation 1997-2001, Executive Vice President, Haindl integration, of UPM-Kymmene Corporation January-September 2002.

Holds 35,000 Class B stock options and 33,000 Class D stock options.

Kari Makkonen, b. 1947	President, Wood Products Industry, since January 2000.

Master of Science in Economics.

Joined Rauma-Repola Oy in 1972 and served in several management positions in production, sales and general administration in the mechanical woodworking division. Member of the Executive Board of Rauma-Repola in 1986. Appointed President of UPM’s mechanical woodworking division in the merger of Rauma-Repola and UPM and member of the Executive Board of UPM in 1990. President, Sawmilling, of UPM-Kymmene Corporation 1996-1999.

Owned 15,248 of our shares and held 5,000 Class A stock options, 35,000 Class B stock options and 33,000 Class D stock options.

Jyrki Ovaska, b. 1958	President, Fine and Speciality Papers, since January 2002.

Master of Science in Engineering.

Held several posts with UPM, Jämsänkoski mill, in production, customer service and business management 1984-1995. Vice President, Business Development, Printing Papers, 1996-1998 and Vice President, LWC Product Group 1998-2000. Senior Vice President, Business Development and Support Functions, Publication Papers 2000-2001.

Owns 1,200 of our shares and holds 17,500 Class B stock options and 33,000 Class D stock options.

Heikki Sara, b. 1946	Executive Vice President, Strategic Development, since January 2002.

Doctor of Technology in Paper Science.

Joined UPM in 1976 and has occupied several posts, including Development Manager, Mill Director and Vice President in charge of the Jämsänkoski business unit. Member of the Executive Board of UPM 1993-1995 and Senior Vice President, Resources, of UPM-Kymmene Corporation 1996-2001.

Owns 8,600 of our shares and holds 35,000 Class B stock options and 33,000 Class D stock options.

Hannu Schildt, b. 1944	Executive Vice President, Global Marketing, since January 2002.

Commercial Degree in Forestry.

Managing Director of Kaukas Oy and General Manager of Kaukas and Voikkaa mills 1990-1998 and Vice President, Magazine Publishers Segment, UPM-Kymmene Corporation 1998-2001. Chairman of the Board of Directors of Steveco Oy since 2000.

Owns 86 of our shares and holds 17,500 Class B stock options and 33,000 Class D stock options.

Kari Toikka, b. 1950	Executive Vice President and Chief Financial Officer since January 2002.

Master of Science in Economics.

Joined UPM in 1976. Vice President, Corporate Planning, for Repola 1990-1995 and member of the Executive Board 1994-1995. Vice President, Investor Relations, of UPM-Kymmene Corporation 1996-1998 and Vice President, Investor Relations and Administration, of UPM-Kymmene Corporation 1998-2001.

Owns 3,956 of our shares and holds 35,100 Class A stock options, 35,000 Class B stock options and 33,000 Class D stock options.

Markku Tynkkynen, b. 1952	President, Magazine Paper Division, since January 2002.

Master of Science in Paper Engineering.

Production Engineer, A.Ahlström Ltd 1980-1982. Joined UPM in 1982 and held several management posts there in production, development and sales. Joined Stracel, S.A., in 1990 as a Paper Mill Director. General Manager and Vice President of the Jämsänkoski profit center 1994-1998, Vice President of the SC Product Group 1998-2000 and Senior Vice President, Publication Papers division, with responsibility for product groups, technology and mills 2000-2001.

Owns 3,600 of our shares and holds 17,500 Class A stock options, 17,500 Class B stock options and 33,000 Class D stock options.

Hartmut Wurster, b. 1955	President, Newsprint Division, since January 2002.

Doctor of Technology.

Held several posts with Hamburger AG and Birgl & Bergmeister in Austria 1982-1987, including Head of the Technology Department and Production Manager. Joined Haindl in 1987 and served as the Head of the Technology Department at the Augsburg Mill 1987-1989. Mill Director at the Augsburg mill 1989-1996 and member of the Executive Board of Haindl responsible for the Magazine Paper Division 1996-2001.

Holds 33,000 Class D stock options.

The number of shares and stock options held by the members of our Executive Team as stated above are as of April 17, 2003. The Class A and Class B stock options were issued pursuant to the management incentive program approved by the annual general meeting of our shareholders in 1998 and the Class D stock options were issued pursuant to a management incentive program approved by the annual general meeting of our shareholders in 2002. After taking into account the bonus issue in March 2003, each stock option is exercisable for two of our shares.

Compensation of Directors and Officers

For the year ended December 31, 2002, the aggregate remuneration, including benefits in kind, paid to the members of our Board of Directors and our Executive Team, as a group (26 persons), was approximately €9.1 million, 37 percent of which was paid in the form of bonuses pursuant to the decision of our Board of Directors as proposed by the compensation committee of our Board of Directors based on the performance of the Company. Such compensation, in the case of executive officers who are members of our Executive Team, was primarily in the form of salary and bonuses and, in the case of non-executive members of our Board of Directors, in the form of directors’ fees. Effective as of January 1, 1999, we implemented a performance-based executive incentive scheme for our higher management, excluding the non-executive members of our Board of Directors, pursuant to which compensation will be paid on the basis of the overall performance of the Company. Juha Niemelä, our President and Chief Executive Officer, and Martin Granholm, our Executive Vice President, were paid €1.184 million and €0.509 million in salary, benefits in kind and fees, respectively, in the year 2002.

In addition to salary and bonuses, members of our Executive Team are eligible to participate in stock option plans, the terms of which are described in “—Share Ownership.”

Members of our Executive Team are covered by an early retirement plan, which provides for a possibility of retiring prior to the current statutory retirement age of 65. Pursuant to such plans, the retirement age varies from 60 to 63. The costs of such early retirement plan are generally covered by voluntary pension insurance. In all other respects, retirement plans for our executives are structured pursuant to applicable local statutory pension benefit laws and regulations.

Members of our Executive Team have negotiated certain benefits upon the termination of their service contracts prior to the stated expiration date of such service contracts. If UPM-Kymmene Corporation gives notice of termination to Juha Niemelä, our President and Chief Executive Officer, a severance compensation of 24 months’ fixed salary will be paid, in addition to the six months’ salary required to be paid during the notice period for his termination. For other members of our Executive Team, the period for additional severance compensation is 12 months in addition to the six months’ salary for the notice period.

If there is a change of control in UPM-Kymmene Corporation (as defined in the Key Personnel Stock Options Terms and Conditions, authorized by the annual general shareholder’s meeting of March 19, 2002), each member of our Executive Team may terminate such executive’s service contracts within one month or, in the case of Juha Niemelä, within three months, of the closing of the trigger event for the change of control and receive compensation equivalent to such executive’s 24 months’ fixed salary.

In addition, if either UPM-Kymmene Corporation or Juha Niemelä terminates Mr. Niemelä’s employment agreement after he has reached the age of 55, we are obliged to pay him the retirement, disability and survivors’ pension that he would have otherwise been paid if he had retired at the retirement age contemplated by his contract of 60 years. The pension will be determined according to the Corporate Benefit Guidelines.

Other members of our Executive Team have customary benefits in conformity with the Company’s practice.

Board Practices

Members of our Board of Directors are elected for a term of one year that begins at the end of the annual general meeting of shareholders at which they are elected and terminates at the end of the next annual general meeting of shareholders. Members of our Board of Directors may be elected or removed only by a resolution of shareholders in a general meeting of shareholders and there are no benefits provided upon termination of employment. For the year during which a specific member was elected to our Board of Directors, see the individual biographies of the members of our Board of Directors under “—Board of Directors” above.

Our Board of Directors has elected, from among its independent members, an Audit Committee comprising Michael C. Bottenheim as Chairman and Gustaf Serlachius and Martti Ahtisaari as members. The Committee’s duties include scrutinizing the contents of our accounts and the Company’s interim reviews, our internal control systems and audit. At its meetings, the Committee discusses matters with our auditors, President and Chief Executive Officer, Chief Financial Officer and other directors as appropriate. Matters pertaining to the nomination of our Executive Team, salaries, fees and other remuneration paid to the members of our Executive Team are handled by the Human Resources Committee, which comprises Vesa Vainio as Chairman and Carl Amon and Berndt Brunow as members. Final decisions on proposals made by the Human Resources Committee concerning our Executive Team are made by our Board of Directors. Matters pertaining to the membership of our

Board of Directors and its Committees are handled by the Nomination Committee, which comprises Gustaf Serlachius as Chairman and Michael C. Bottenheim and Jorma Ollila as members. Final decisions on proposals made by the Nomination Committee concerning our Board of Directors are made by the shareholders at the annual general meeting of shareholders. Meetings of the committees may be attended by all members of our Board of Directors.

Employees

Our human resources policy is based on clear areas of responsibility with defined targets, regular appraisal discussions, a continuous training process as well as feedback and rewards. As of December 31, 2002, we employed 35,579 individuals of whom 19,873, or 56 percent, were employed in Finland.

Our human resources policy is implemented by local units, where the practices can be developed using regional synergies and local strengths. We have implemented a profit-based bonus plan to provide incentives for all employees and to help build a corporate culture with increased emphasis on profitability. Group employees also participate in various other incentive programs based on their productivity and other factors. We are extending our incentive schemes ever more widely throughout our divisions and business units. In most cases, earnings comprise a fixed basic salary, performance-related pay and payments under our profit bonus scheme. Payments under the latter for the year 2002 totaled €11 million. In addition, we conduct employee opinion surveys to study working conditions, working morale and employee satisfaction. Special importance is given to appraisal discussions between employees and their superiors and to remuneration and recruitment policies. For this purpose, we have developed an index to be used to study the working community in relation to factors such as expertise, qualifications, motivation, teamwork and the work of superiors.

A large number of our employees belong to trade unions. In Finland, approximately 90 percent of our employees belong to labor unions, while in the other countries, where we have principal manufacturing facilities, the proportion of unionized workers typically varies between ten percent and 50 percent. Local practice and legislation are observed in our labor relations matters and in negotiating collective agreements. The paper industry and wood products industry in Finland have typically concluded collective agreements with a group of trade unions, representing blue-collar workers and salaried employees in the paper industry business area, wood products industry business area and forestry unit. In February 2003, we entered into new collective bargaining agreements covering our blue-collar workers in the Finnish forest industry for the two-year period ending on February 15, 2005. We also entered into new collective bargaining agreements covering our Finnish salaried white-collar employees, which agreements will be effective until February 28, 2005. See “Item 5. Operating and Financial Review and Prospects—Recent Developments.” Management believes that the Company has good relations with its employees and their representatives.

The following table sets forth the number of personnel by country at the end of the past three years:

	December 31,
	2002	2001	2000
Finland	19,873	20,642	20,719
Germany	4,385	4,411	2,699
France	2,032	2,170	2,226
United Kingdom	2,001	2,030	1,959
Austria	737	721	27
Russia	571	514	12
Ireland	315	283	272
Spain	255	193	183
Denmark	233	241	268
The Netherlands	185	196	84
Belgium	128	139	123
Portugal	88	73	89
Sweden	69	77	75
Italy	65	61	48
Poland	53	51	48
Other European countries	93	103	77
United States	1,968	1,915	1,441
Canada	1,449	1,473	1,518
China	772	726	685
Malaysia	103	89	70
Australia	90	80	71
South Africa	73	74	30
Rest of the world	41	36	31

Total	35,579	36,298	32,755

The following table sets forth the number of personnel by division at the end of the past three years:

	December 31,
	2002	2001	2000
Magazine papers	9,325	9,317	8,285
Newsprint	3,826	3,842	2,603
Fine and speciality papers	6,611	6,635	6,579
Converting industry	4,694	4,872	4,193
Wood products industry	7,577	7,865	7,407
Other operations	3,546	3,767	3,688

Total	35,579	36,298	32,755

Share Ownership

As of April 17, 2003, members of our Board of Directors and our Executive Team, as a group, held 2,727,704 ordinary shares, representing 0.52 percent of the issued and outstanding share capital and 0.52 percent of the voting rights of UPM-Kymmene Corporation. Members of our Executive Team, in the aggregate, also hold stock options that, if converted, could raise our share capital by €3,825,340 (2,250,200 ordinary shares), representing, as of April 17, 2003, 0.43 percent of the share capital of the Company, on a fully-diluted basis. Each member of our Board of Directors and our Executive Team, on an individual basis, beneficially owned less than one percent of our issued and outstanding shares (including shares that are issuable upon the conversion of stock options) as of April 17, 2003.

On March 25, 1998, our shareholders approved the issuance to our key personnel worldwide of 6,000,000 stock options conferring a right to subscribe for an aggregate of up to 6,000,000 of our shares. The stock options comprised three classes with 2,000,000 stock options in each class. In March 2002, the two million Class C stock options, which were held by Unicarta Oy, our wholly-owned subsidiary, were cancelled. Class A stock options have been exercisable since April 1, 2001 and will be exercisable through April 30, 2005 at an exercise price of €30.95 per share, without giving effect to the bonus issue, and €30.95 per two shares, after giving effect to the bonus issue. Class B stock options are exercisable from April 1, 2003 through April 30, 2005 at an exercise price of €35.99 per share, without giving effect to the bonus issue, and €35.99 per two shares, after giving effect to the bonus issue. The exercise price for the stock options is reduced by the amount of dividends distributed (without any corporate tax credit) after May 1, 1998 and before the date of the share subscription.

On March 19, 2002, our shareholders authorized the issuance of 7,600,000 stock options to key personnel as well as to one of our wholly-owned subsidiaries. Each stock option entitles its holder to subscribe for two shares of UPM-Kymmene stock. Half of the stock options are marked with the symbol 2002D, while the other half are marked 2002E. Those stock options marked 2002D may be exercised between April 1, 2004 and April 30, 2007 while those stock options marked 2002E may be exercised between April 1, 2005 and April 30, 2008.

The share subscription price for the stock options marked 2002D is €43.90 per share, without giving effect to the bonus issue, and €43.90 per two shares, after giving effect to the bonus issue, and the share subscription price for the stock options marked 2002E will be determined by the trade volume weighted average quotation of our shares on the Helsinki Exchanges between April 15 and May 15, 2003 with an addition of ten percent. The share subscription price of stock options 2002D and 2002E will, as per the dividend record date, be reduced by the amount of the dividend decided after the end of the period for determination of the subscription price but before share subscription. As a result of the share subscriptions with the 2002 stock options, our share capital may be increased by a maximum of €25,840,000.

The maximum number of new shares that may be issued through the exercise of the stock options represents approximately 4.2 percent of our total share capital.

Item 7.    Major Shareholders and Related Party Transactions

Major Shareholders

As far as it is known to our management, we are not, directly or indirectly, controlled by another corporation, by any government or by any other entity, and there are no arrangements the operation of which may at a subsequent date result in a change in our control.

The following table sets forth our major shareholders as of April 24, 2003 based on registered share ownership as reflected in our share register (except for the Holzhey/Bischoff group, which includes ten prior Haindl shareholders):

	As at April 24, 2003
	Number of shares	Percent of shares	Percent of votes
Holzhey/Bischoff group (including ten prior Haindl shareholders)	23,660,932	4.52	4.52

Ilmarinen Mutual Pension Insurance Company	8,425,770	1.61	1.61

Gustaf Serlachius (representing five shareholders)	6,279,216	1.20	1.20

Suomi Mutual Life Assurance Company	4,800,000	0.92	0.92
Suomi Insurance Company Ltd	950,000	0.18	0.18

Suomi Group	5,750,000	1.10	1.10

Varma-Sampo Mutual Pension Insurance Company	5,535,340	1.06	1.06

Pohjola Group plc	2,750,000	0.53	0.53
Pohjola Non-Life Insurance Company Ltd	2,130,000	0.41	0.41
A-Insurance Ltd	76,000	0.01	0.01

Pohjola Group	4,956,000	0.95	0.95

Oy Premier Holding Ab	1,800,000	0.34	0.34
Palkkiyhtymä Oy	1,660,600	0.32	0.32
Palcmills Oy	1,176,200	0.23	0.23

Palkki Group	4,636,800	0.89	0.89

Merita plc Pension Fund	2,073,170	0.39	0.39
Merita plc Pension Foundation	905,270	0.17	0.17
Nordea Securities plc	456,864	0.09	0.09
Nordea Life Assurance Finland Ltd	350,813	0.07	0.07

Nordea Group	3,786,117	0.72	0.72

Svenska litteratursällskapet i Finland	3,390,526	0.65	0.65

The State Pension Fund	3,300,000	0.63	0.63

Nominees & registered foreign owners	304,512,332	58.16	58.16

(including Holzhey/Bischoff group)	(328,173,264)	(62.68)	(62.68)
Others	149,345,897	28.52	28.52

Total	523,578,930	100.00	100.00

To the knowledge of our management, there was one holder of five percent or more of our shares as of April 24, 2003:

	As at April 24, 2003
	Number of shares	Percent of shares	Percent of votes
Capital Group Companies(1)	26,228,616	5.02	5.02

(1)	Funds managed by the Capital Group Companies, Inc. hold their shares through custodial accounts. Therefore, management is unable to determine the exact holdings of these funds as per dates other than the dates on which they notify us of their holdings on the basis of the flagging rules of the Finnish Securities Market of 1989, as amended, or the dates of the annual or extraordinary general meetings of shareholders of UPM-Kymmene Corporation, at which time these entities have elected to register their holdings.

The major shareholders of the Company do not have voting rights different from those of the other shareholders.

As of April 24, 2003, 8,701,722 shares in the form of ADSs, representing 1.66 percent of our issued and outstanding shares, were held in the United States by 14 record holders. In addition, as of April 25, 2003, 1,694,910 shares, representing 0.32 percent of our issued and outstanding shares, were held in the United States by 194 record holders.

Related Party Transactions

As described in “Item 5. Operating and Financial Review and Prospects—Recent Developments—Haindl Acquisition,” we completed the purchase of Haindl in November 2001. Friedrich Holzhey, who was a member of our Board of Directors between March 19, 2002 and 2003, was a major shareholder in Haindl and a Director of Haindl before the Haindl acquisition. Georg Holzhey, who was our Executive Vice President for Procurement and Logistics and a member of our Executive Team in 2002 and elected to our Board of Directors at the annual general meeting of our shareholders on March 19, 2003, was also a major shareholder in Haindl and Haindl’s Managing Director before the Haindl acquisition. The consideration that Mr. Friedrich and Mr. Georg Holzhey received in connection with the acquisition of Haindl was negotiated on an arm’s length basis. For a description of the Haindl transaction, see “Item 5. Operating and Financial Review and Prospects—Recent Developments—Haindl Acquisitions” and “Item 10 Additional Information—Material Contracts—Contractual Arrangements relating to Haindl Acquisitions.”

There is no significant outstanding indebtedness to UPM-Kymmene Corporation by any director or executive officer or ten percent shareholder of the Company. See also Note 26.II(l) of the notes to the consolidated financial statements included elsewhere in this annual report.

From time to time, UPM-Kymmene Corporation and its subsidiaries engage in ordinary course transactions with other companies that are related to UPM-Kymmene Corporation. These transactions include the supply of different paper grades, pulp, wood or other products and the provision of treasury and financing transactions. Along with our subsidiaries, we negotiate the terms of each transaction on an arm’s-length basis following management guidelines. We believe that the terms of each transaction are generally no less favorable than would be available in transactions with third parties that are not related to us.

Chemical Pulp.    Most of our chemical pulp is produced and sold internally. The internal sales are priced at the market price for pulp. Furthermore, we hold a 47 percent interest in an associated company, Metsä-Botnia, which entitles us to receive chemical pulp. Metsä-Botnia is a joint venture corporation with M-real, a Finnish paper producer, which owns a 47 percent interest in Metsä-Botnia, and Metsäliitto Group, a cooperative organization of Finnish forest owners and the controlling shareholder of M-real, which owns a six percent interest in Metsä-Botnia. Chemical pulp produced by Metsä-Botnia is sold to us and to M-real at the market price less certain transportation and other costs. In 2002, our chemical pulp entitlement with respect to the production of Metsä-Botnia was approximately 1.1 million tons. Metsä-Botnia merged with Metsä-Rauma, a joint venture corporation with M-real and Metsäliitto Group, at the end of 2000. Following the merger, the combined entity continued to operate under the name Metsä-Botnia and UPM-Kymmene Corporation continues to have an interest in Metsä-Botnia of 47 percent. See “Item 4. Information on the Company—Resources—Chemical Pulp.”

Energy.    We obtain the energy for our production units in Finland through our own and leased power plants and through ownership in power companies which entitle us to receive electricity and heat from those companies. Of our total electric power requirement globally during 2002, approximately 70 percent was obtained internally or through ownership in power companies. Our electricity procurement from ownership in power companies was 20.6 TWh in 2002, of which 18.7 TWh was consumed by our own mills and 1.9 TWh was sold. Our electricity procurement is derived, among others, from our 40.4 percent interest in Pohjolan Voima, a power producer and a 56.8 percent shareholder in Teollisuuden Voima Oy, one of Finland’s two nuclear power companies; and a 19.0 percent interest in the hydropower shares of, and a 4.1 percent interest of the total share capital of, Kemijoki Oy, a Finnish hydro-electric power company. In accordance with the power companies’ respective articles of association and related shareholder agreements, the prices we pay to the associated companies are based on production costs, which are generally lower than market prices. Internal sales are priced at the prevailing market price. See “Item 4. Information on the Company—Energy.”

Research and Development.    Approximately ten to 15 percent of our research and development activities are conducted by the FPPRI, in which we are one of four corporate owners with a 39.0 percent interest. Our share of FPPRI provides us with fundamental research information regarding our main raw materials, major manufacturing processes and key product attributes. In addition to joint research, we also use the institute for contract research in connection with product and process development. FPPRI provides such contract research services to us at cost. Discoveries made in the process of its research activities are the property of the institute, which makes a decision whether or not to apply for a patent for each discovery on a case-by-case basis. If a patent is granted, all corporate owners have a right to use this patent. If, however, FPPRI decides not to apply for a patent, the discovery is auctioned to corporate owners or, if they are not interested, to unrelated third parties. See “Item 5. Operating and Financial Review and Prospects—Research and Development.”

Recovered Paper.    We own 23.0 percent of Paperinkeräys Oy (“Paperinkeräys”), a Finnish company engaged in the procurement, processing and transport of recovered paper. The other shareholders of Paperinkeräys consist of Finnish forest industry companies. We purchase approximately 55 percent of all household recovered paper collected in Finland by Paperinkeräys. Such paper is used at our Kaipola mill in Finland, where it is processed into recycled fiber pulp for newsprint production. Recycled fiber pulp processed from the paper bought from Paperinkeräys accounts for approximately 45 percent of all fiber raw material used at the Kaipola mill. Recovered paper is sold to the Company and to other shareholders of Paperinkeräys at a price which is determined using a contractual formula that takes into account the world market prices for recovered paper and the prices of other fiber raw materials, as well as costs relating to paper recovery. We own 33.3 percent of Austria Papier Recycling G.m.b.H. (“APR”), an Austrian company engaged in the procurement of recovered paper from household collections in Austria. The other shareholders of APR consist of other forest industry companies. We also own 50.0 percent of Papier Recycling Handels G.m.b.H. (“PRH”), an Austrian company engaged in over-all recovered paper procurement for our Austrian paper production. The other shareholder of PRH is another forest industry company.

Shipping.    We own 27.1 percent of the shares of Transfennica, a Finnish shipping company engaged in the transport of cargo, primarily paper and other forest products, between Finland and the main European trading ports. The other shareholders of Transfennica consist of certain other Finnish paper and forest industry companies, including M-real, Myllykoski and Metsä-Botnia, and the Dutch transport company Spliethoff. Shipping services provided by Transfennica to UPM-Kymmene Corporation and the other shareholders are priced at the prevailing market price.

We intend to continue to engage in transactions on a similar basis with such related companies. For additional discussion, see Note 26 of the notes to the consolidated financial statements included elsewhere in this annual report.

Item 8.    Financial Information

Consolidated Financial Statements

See “Item 18. Financial Statements.”

Other Financial Information

Export Sales from Finland and Sales by Market Area

We have production plants in 17 countries, including Austria, Finland, Germany, the United Kingdom, France, the United States, Canada and China. Although 56 percent of our employees are resident in Finland, sales to Finland accounted for only nine percent of our global turnover in 2002. Sales to our most important markets, the European Union and North America, contributed over 80 percent of our total turnover. Our export sales from Finland, our main base of operations, were equal to €4,765 million in 2002.

The following table sets forth the percentages of our turnover in 2002 by market area:

Percentage of 2002 Group turnover
Market Area
Germany	17
United Kingdom	13
Finland	9
France	8
Other European Union countries	21
Rest of Europe	8
North America	14
Asia	5
Other countries(1)	5

Total	100

(1)	Include Middle East, Africa, South America, Australia and Oceania.

Legal Proceedings

We are a defendant or plaintiff in a number of legal proceedings incidental to our operations. These legal proceedings primarily involve claims arising out of commercial law issues.

Over the past few years, Directorate-General IV of the European Commission (“DG IV”) had been conducting a European Union-wide investigation on alleged price-cartel activity in the newsprint market in Europe. In August 2002, DG IV informed us that it was discontinuing its investigation in the matter.

On April 14 2003, the Antitrust Division of U.S. Department of Justice opened a criminal investigation into possible price fixing and other forms of collusion in the labelstock industry in the United States. We have not received any indication of allegations against us and will fully cooperate with the requests of the Antitrust Division. We are currently not in a position to predict the final outcome of the investigation or the timing of such investigation or its final outcome. The Antitrust Division has not specified any amount of fines or other relief, if any, sought against us and we have not made any provision for any potential liability.

On April 15, 2003, the Antitrust Division of U.S. Department of Justice informed us that it had filed a civil antitrust lawsuit to block our acquisition of MACtac. We believe that the transaction is pro-competition and pro-customer and intend to vigorously defend the acquisition during the court proceedings which are currently scheduled to commence in June 2003. We are currently not in a position to predict the final outcome of the lawsuit or the timing of such lawsuit or its final outcome. For a discussion of the MACtac acquisition, see “Item 5. Operating and Financial Review and Prospects—Recent Developments—Recent Acquisitions and Divestitures.”

Other than these proceedings, we have not been involved in any legal, administrative or arbitration proceedings which the management would expect to potentially have a material adverse effect on our business, financial condition or results of operations, nor, so far as management is aware, are any such legal, administrative or arbitration proceedings pending or threatened.

Dividend Policy

Dividends are proposed by our Board of Directors, based on our year-end consolidated and unconsolidated financial statements and subject to the amount of distributable funds for both the Group as a whole and the Company, and are approved in respect of the prior year at the annual general meeting of shareholders. The annual general meeting is usually convened in March each year. Holders of record of UPM-Kymmene Corporation ordinary shares on the date of the annual general meeting of shareholders at which a dividend is declared are entitled to receive the dividend, less any amounts required to be withheld on account of taxes or governmental charges. Cash dividends payable to holders of ordinary shares will be distributed by the Company directly, except for those who hold ADSs, who will receive dividends from the depositary for the ADSs, Citibank N.A. (the “Depositary”). In Finland, the payment will be made to the depositary bank or other institution holding the shares for the shareholder which will credit the payment to the shareholder’s account. For shareholders in the United States, the payment will be converted from euros into U.S. dollars unless they instruct otherwise. The U.S. dollar amounts of dividends received by holders of ordinary shares may be affected by fluctuations in exchange rates. See “Item 3. Key Information—Exchange Rates.”

We expect to continue to pay dividends, although there can be no assurance as to the particular amounts that will be paid from year to year. The payment of future dividends will depend upon our future earnings, financial condition (including our cash needs), future earnings prospects and other factors deemed relevant by our Board of Directors. See “Item 5. Operating and Financial Review and Prospects.”

See also “Item 3. Key Information—Dividends.”

Significant Changes

No significant change has occurred since the date of the annual financial statements included in this annual report.

Item 9.    The Offer and Listing

Nature of Trading Markets

Our shares are registered for trading on the Helsinki Exchanges under the symbol “UPM1V.”

The following table sets forth, for the periods indicated, the high and low sales prices of our shares on the Helsinki Exchanges, as reported in euros by the Helsinki Exchanges, retroactively taking into account the bonus issue in March 2003:

	Price per UPM Kymmene Share
	High	Low
	(€)
1998	14.63	8.41
1999	21.25	11.00
2000	22.45	12.46
2001	19.93	14.00
2002	22.25	12.61
2003 (through April 25)	16.90	11.05

	High	Low
	(€)
2001
First Quarter	18.40	14.00
Second Quarter	19.25	15.35
Third Quarter	18.83	14.30
Fourth Quarter	19.93	14.95

2002
First Quarter	22.25	18.00
Second Quarter	21.56	18.22
Third Quarter	20.24	13.58
Fourth Quarter	18.88	12.61

2003
First Quarter	16.90	11.85
Second Quarter (through April 25)	13.59	11.05

	High	Low
	(€)
October 2002	17.41	12.61
November 2002	18.37	15.08
December 2002	18.88	14.96
January 2003	16.90	12.53
February 2003	14.15	13.00
March 2003	14.45	11.85
April 2003 (through April 25)	13.59	11.05

Since June 29, 1999, our shares have been traded in the United States on the New York Stock Exchange under the symbol “UPM” in the form of ADSs which are evidenced by American Depositary Receipts. Each ADS represents one share.

The Depositary has advised us that, as of April 24, 2003, there were 8,701,722 ADSs outstanding. The outstanding ADSs were held of record by 14 record holders. A significant number of ADSs are held of record by broker nominees. The number of beneficial owners is unknown but is believed to be materially higher than the 14 record holders.

The following table sets forth, for each of the periods indicated, the reported high and low closing price per UPM-Kymmene ADS as reported on the New York Stock Exchange Composite Tape, retroactively taking into account the bonus issue in March 2003:

	Price per UPM Kymmene ADS
	High	Low
	(U.S.$)
1999 (commencing June 29)	21.38	12.63
2000	22.25	11.75
2001	17.65	12.83
2002	20.52	12.85
2003 (through April 25)	17.40	12.70

	High	Low
	(U.S.$)
2001
First Quarter	16.82	12.83
Second Quarter	16.83	13.97
Third Quarter	16.87	13.50
Fourth Quarter	17.65	13.80

2002
First Quarter	18.52	16.13
Second Quarter	20.52	17.03
Third Quarter	19.78	13.58
Fourth Quarter	18.25	12.85

2003
First Quarter	17.40	13.25
Second Quarter (through April 25)	14.42	12.70

	High	Low
	(U.S.$)
October 2002	16.73	12.85
November 2002	18.25	15.58
December 2002	18.24	15.73
January 2003	17.40	14.20
February 2003	14.85	14.10
March 2003	15.34	13.25
April 2003 (through April 25)	14.42	12.70

Trading and Settlement on the Helsinki Exchanges

Trading in, and clearing of, securities on the Helsinki Exchanges takes place in euros, with the minimum tick size for trading quotations being one euro cent. All price information is produced and published only in euros.

The trading system of the Helsinki Exchanges, the Helsinki Exchanges Automated Trading and Information System, is a decentralized and fully automated order-driven system. Trading is conducted on the basis of trading lots, which are fixed separately for each share series.

Official share trading takes place from 10:00 a.m. to 6:00 p.m. and evening trading, as from April 1, 2003, from 6:03 p.m. to 7:30 p.m. Helsinki time on each trading day. The official closing prices are confirmed at the end of the official share trading at 6:00 p.m. Offers may be placed in the system beginning at 9:00 a.m. during a pretrading period. Offers are matched from 9:40 to 10:00 a.m. to determine the opening quotations of the day. Contract transactions may continue to be registered during aftermarket trading from 6:03 to 6:30 p.m. and from 8:30 to 9:00 a.m. the following morning within the price limits arrived at during the official share trading and the evening trading.

Trades are normally cleared in the Finnish Central Securities Depository’s (the “FCSD”) automated clearing and settlement system on the third banking day after the trade date unless otherwise agreed by the parties.

Regulation of the Finnish Securities Market

The securities market in Finland is supervised by the Finnish Financial Supervision Authority. The principal statute governing the securities market is the Finnish Securities Market Act of 1989, which contains regulations with respect to company and shareholder disclosure obligations, admission to listing and trading of listed securities and public takeovers, among other things. The Finnish Financial Supervision Authority monitors compliance with these regulations.

The Finnish Securities Market Act specifies minimum disclosure requirements for Finnish companies applying for listing on the Helsinki Exchanges or making a public offering of securities in Finland. The information provided must be sufficient to enable investors to make a sound evaluation of the security being offered and the issuing company. Finnish listed companies have a continuing obligation to publish regular financial information and to inform the market of any matters likely to have a material impact on the value of their securities.

A shareholder is required, without undue delay, to notify a Finnish listed company and the Finnish Financial Supervision Authority when its voting participation in, or its percentage ownership of, the issued share capital of such Finnish listed company reaches, exceeds or falls below five percent, ten percent, 15 percent, 20 percent, 25 percent, 33 1/3 percent, 50 percent or 66 2/3 percent, calculated in accordance with the Finnish Securities Market Act, or when it enters into an agreement or other arrangement that, when affected, has such effect. If a Finnish listed company receives information indicating that a voting interest or ownership interest has reached, exceeded or fallen below these thresholds, it must disclose such information to the public and to the Helsinki Exchanges.

Pursuant to the Finnish Securities Market Act, a shareholder whose holding in a listed company increases above two-thirds of the total voting rights attached to the shares of the company, calculated in accordance with the Finnish Securities Market Act, after the commencement of a public quotation of such shares must offer to purchase the remaining shares and other securities entitling their holders to shares of such company for fair market value. Under the Companies Act, a shareholder holding shares representing more than 90 percent of all the share capital in a company and more than 90 percent of the shares and the votes entitled to be cast at a general meeting of shareholders has the right to require the minority shareholders to sell the remaining shares of such company to such shareholder for fair market value. In addition, any minority shareholder that possesses shares that may be so purchased by a majority shareholder is entitled to require such majority shareholder to purchase its shares. Detailed rules apply for the calculation of the above proportions of shares and votes.

The Finnish Criminal Code also contains provisions relating to breach of disclosure requirements, misuse of privileged or inside information and market manipulation. Breach of these provisions constitutes a criminal offense.

The Finnish Book-Entry Securities System

General

Finland has made a gradual changeover from a certificated securities system to a book-entry securities system since August 1, 1991, when the relevant legislation came into effect. Use of the book-entry securities system is mandatory for shares listed on the Helsinki Exchanges. Our shares were entered into the book-entry system on May 2, 1996.

The Finnish book-entry securities system is centralized at the FCSD which provides national clearing and registration services for securities. The FCSD maintains a central book-entry securities system for both equity and debt securities.

The FCSD maintains a register of the shareholders of listed companies and book-entry accounts for shareholders that do not wish to utilize the services of a commercial account operator. The expenses incurred by the FCSD in connection with maintaining the central book-entry securities system are borne by the issuers participating in the Finnish book-entry securities system and the account operators. The account operators, which consist of credit institutions, investment services companies and other institutions licensed to act as account operators by the FCSD (each, an “Account Operator”), are entitled to make entries in the book-entry register and administer the book-entry accounts.

Registration

In order to effect entries in the Finnish book-entry securities system, a security holder or such holder’s nominee must establish a book-entry account with the FCSD or an Account Operator or register its securities through nominee registration. Finnish shareholders may not register their securities through nominee registration. For shareholders who have not transferred their shares into book-entries, a joint book-entry account shall be opened with the FCSD, the registered holder of which shall be the issuer. All transactions in securities registered with the Finnish book-entry securities system are executed as computerized book-entry transfers. The Account Operator confirms book-entry transfers by sending notifications of transactions to the holder of the respective book-entry account. The account holders also receive an annual statement of their holdings as of the end of each calendar year.

Each book-entry account is required to contain specified information with respect to the account holder or the custodian administering the assets of a nominee account. Such information includes the type and number of book-entry securities registered and the rights and restrictions pertaining to the account and to the book-entry securities registered in the account. A possible nominee account is identified as such on the entry. The FCSD and the Account Operators are required to observe strict confidentiality, although certain information (e.g., the name, nationality and address of each account holder) contained in the register of shareholders maintained by the FCSD must be made available to the public by the FCSD and the issuer, except in the case of nominee registration.

Each Account Operator is strictly liable for errors and omissions on the registers maintained by it and for any unauthorized disclosure of information. However, if an account holder has suffered a loss as a result of a faulty registration or an amendment to, or deletion of, rights in respect of registered securities and the Account Operator is unable to compensate such loss, such account holder is entitled to receive compensation from the FCSD. To cover this contingency, the FCSD maintains a statutory registration fund. The capital of the fund must be at least 0.000048 percent of the average of the total market value of the book entries kept in the Finnish book-entry securities system during the last five calendar years and it must not be less than €20 million. The compensation to be paid to one injured party shall be equal to the amount of damages suffered by such injured party from a single Account Operator subject to a maximum amount of €25,000. Furthermore, the liability of the registration fund is limited to €10 million per incident.

Custody of the Shares and Nominees

A non-Finnish shareholder may appoint an asset manager (or certain non-Finnish organizations approved by the FCSD) to act as a custodial nominee account holder on its behalf. A nominee shareholder is entitled to receive dividends and to exercise all share subscription rights and other financial and administrative rights attaching to the shares, such as the right to attend and vote at general meetings of the company. A beneficial owner wishing to attend and vote at a general meeting must seek a temporary registration in the register of shareholders not later than ten days prior to the relevant general meeting. A custodial nominee account holder is required to disclose to the Finnish Financial Supervision Authority and the relevant company on request the name of the beneficial owner of any shares registered in the name of such custodial nominee account holder, where the beneficial owner is known, as well as the number of shares owned by such beneficial owner. If the name of the beneficial owner is not known, the custodial nominee account holder is required to disclose said information on the representative acting on behalf of the beneficial owner and to submit a written declaration to the effect that the beneficial owner of the shares is not a Finnish natural person or legal entity.

Finnish Depositories for both Clearstream Banking S.A., Luxembourg and Euroclear Bank, S.A./N.V., as operator of the Euroclear System, have nominee accounts within the Finnish book-entry securities system and, accordingly, non-Finnish shareholders may hold their shares through their accounts with Clearstream Banking or Euroclear.

Shareholders wishing to hold their shares in the Finnish book-entry securities system in their name and who do not maintain a book-entry account in Finland are required to open a book-entry account at an authorized Account Operator in Finland and a convertible euro account at a bank operating in Finland.

Item 10.    Additional Information

Authorized Share Capital

Under our articles of association, our authorized share capital may not be less than €750,000,000 nor more than €3,000,000,000. As of December 31, 2002, our issued share capital was €442,197,157.50 consisting of

260,115,975 fully-paid shares (the minimum and maximum share capital were amended by a resolution made at the annual general meeting on March 19, 2003). Each of our shares entitles its holder to one vote. The shares are in book-entry format.

On March 19, 2003, the annual general meeting of shareholders resolved to increase our share capital by a bonus issue of the amount of €445,042,090.50 from €445,042,090.50 to €890,084,181.00. In the bonus issue, the shareholders of the Company were, free of charge, given one new share for one old share. A total of 261,789,465 new shares were issued. An amount corresponding to the increase of the share capital was transferred from the legal reserve to the share capital. The new shares are entitled to any further dividends paid by the Company. The terms and conditions of the Company’s year 1998 and 2002 stock options have been amended in a way that the proportional amount of the shares to be subscribed with the stock options will remain unchanged in respect of the share capital.

Also, the annual general meeting of shareholders on March 19, 2003 resolved to repurchase on the open market some of our own shares using distributable funds. According to the decision, any repurchased shares may be used to acquire assets relating to our business operations, as payment in any acquisitions we might make in the manner and to the extent decided by our Board of Directors, or for the relinquishment or invalidation of those shares. The number of shares repurchased will be no fewer than 100 and no more than 24,600,000 and they will be purchased through public trading on the Helsinki Exchanges. The shares will be purchased at the market price quoted in public trading at the time of purchase, and the purchase price will be paid to the sellers within the payment time specified in the rules of the Helsinki Exchanges and the FCSD. Purchase of the shares will reduce our distributable shareholders’ equity. Inasmuch as the maximum number of shares to be repurchased represents less than five percent of the total number of our shares and less than five percent of the number of votes carried by the shares, the purchase will have no major impact on the distribution of share ownership and voting rights within the Company.

In addition, on March 19, 2003, the annual general meeting of our shareholders resolved to authorize our Board of Directors to increase our share capital by issuing new shares and/or convertible bonds. Our Board of Directors is authorized to resolve on increasing our share capital by issuing new shares or convertible bonds in one or more issues. The increase of the share capital through share issuance or subscription of shares pursuant to conversion of convertible bonds into shares may amount to a maximum aggregate number of 104,000,000 shares and to a maximum aggregate increase of the share capital of €176,800,000. The share capital may be increased without giving regard to the shareholders’ pre-emptive rights to subscribe for new shares and convertible bonds and to resolve on the subscription prices and other terms and conditions of the subscription. If the share capital is increased through a share issuance, our Board of Directors will be entitled to resolve that the shares can be subscribed for in exchange for a property in kind or otherwise on certain conditions. This authorization will remain valid for one year.

As of December 31, 2002, none of our shares were held as treasury shares. In 2002, bonds totaling approximately €30.1 million in principal amount from the subordinated convertible bond issue of €161 million (FIM 960 million), launched in 1994, were converted into 1,398,150 of our shares. In December 2002, we announced that we would redeem all such convertible bonds outstanding. Between January 2, 2003 and February 18, 2003 (the last day a holder could have converted such convertible bonds into shares), approximately €36 million in principal amount of such convertible bonds were converted into 1,673,490 of our shares. The redemption date was February 28, 2003. A total of €3,627,815.16 in principal amount of the convertible bonds were redeemed.

Memorandum and Articles of Association

Organization and Register

UPM-Kymmene Corporation is organized under the laws of the Republic of Finland. We are registered in the Trade Register maintained by the National Board of Patents and Registration of Finland, under the business code 104 1090-0.

Purpose and Object

Pursuant to Section 2 of our articles of association, the object of the Company is to engage, either directly or through its subsidiaries, in the forest, packaging, chemical, engineering, marine technology and energy production industries as well as other business operations related to these areas of business. The Company may also own and control real estate, shares and other securities, engage in other investment activities, and act as the parent company of the group that it forms.

Share Capital

For a description of our share capital, see “—Authorized Share Capital” above.

Corporate Governance

Matters pertaining to corporate governance are mainly regulated under the Companies Act. For discussion relating to corporate governance, see also “Item 6. Directors, Senior Management and Employees.”

Pre-emptive Rights

Under Finnish law, existing shareholders of Finnish companies have preferential rights to subscribe, in proportion to their shareholdings, for new shares of such companies as well as for issues of stock options or debt instruments convertible into shares or carrying stock options to subscribe for shares, unless the corporate resolution approving such issue provides otherwise. Under the Companies Act, a resolution waiving pre-emptive rights must be approved by at least two-thirds of the votes cast and the shares represented at the general meeting of shareholders.

General Meeting of Shareholders

Under the Companies Act, shareholders exercise their power to decide on corporate matters at general meetings of shareholders. Our articles of association require that a general meeting of shareholders be held annually before the end of June on a date decided by our Board of Directors to decide upon the approval of the income statement and balance sheet and measures warranted by the profit or loss, discharges from liability, emoluments for the members of the Board of Directors and remuneration of auditors, number and the members of the Board of Directors and auditors, as well as matters raised by individual shareholders. Extraordinary general meetings of shareholders in respect of specific matters are held when considered necessary by our Board of Directors, or when requested in writing by an auditor of the Company or by shareholders representing at least one-tenth of all of our issued shares.

Under our articles of association, a shareholder must give notice to the Company of his or her intention to attend a general meeting no later than the date and time specified by the Board of Directors in the notice of the general meeting, which may not be earlier than five days before the general meeting (the “Registration Date”). Under our articles of association, notices of general meetings of shareholders must be given not earlier than two months prior to the Registration Date and not later than 17 days before the meeting by publishing an announcement of the meeting in at least two Finnish daily newspapers published in the Helsinki area designated by the Board of Directors at its discretion.

Inasmuch as the shares have been transferred to the Finnish Book-Entry Securities System, in order to have the right to attend and vote at a general meeting, a shareholder must be registered not later than ten days prior to the relevant general meeting in the register of shareholders kept by the FCSD in accordance with the Companies Act and the Act on the Book-Entry Securities System. See “Item 9. The Offer and Listing—The Finnish Book-Entry Securities System.” Voting rights may not be exercised by a shareholder if such shareholder’s shares are registered in the name of a nominee. A beneficial owner wishing to exercise such rights should seek a temporary registration in the register of shareholders not later than ten days prior to the relevant general meeting. There are no quorum requirements for general meetings of shareholders in the Companies Act or the articles of association. Hence, it is possible that, depending on the attendance at any particular general meeting of shareholders, a relatively limited number of shareholders may approve resolutions put forward at such meeting.

Voting

A shareholder may attend and vote at a general meeting of shareholders in person or through an authorized representative. Shareholders that have not transferred their shares to the Finnish book-entry securities system may also attend and vote at general meetings if they were registered in the share register maintained by the Company before the date on which the shares should have been transferred to the book-entry securities system at the latest and provide evidence of their ownership of shares on the date of the general meeting.

Each of our shares is entitled to one vote at a general meeting of shareholders. While resolutions are usually passed by a majority of the votes cast, certain resolutions, such as a resolution to amend the articles of association, a resolution to issue shares not subject to shareholders’ preferential subscription rights and, in certain cases, a resolution regarding a merger or liquidation of the Company, require a majority of at least two-thirds of the votes cast and the shares represented at the general meeting of shareholders. Any amendment to the redemption liability (purchase obligation) provisions of the articles of association requires at least three-fourths of the votes cast and the shares represented at the relevant meeting.

Liquidation

If the Company were to be liquidated, any liquidation proceeds remaining after all of its liabilities were paid would be distributed to its shareholders in proportion to their shareholdings.

Purchase Obligations

Our articles of association contain a clause according to which a shareholder or a group of related shareholders who or which has acquired either 33 1/3 percent or 50 percent of the total ordinary shares or of the total voting power of the Company, at the minimum, is obligated to purchase the shares of all other shareholders who request such purchase. The articles of association specify that the purchase price of such shares shall be the higher of the following:

(a)    the weighted average trading price of the ordinary shares of the Company on the Helsinki Exchanges during the ten (10) business days prior to the day on which the shareholder obligated to purchase ordinary shares of the Company in accordance with this provision informed the Company that the above-mentioned percentage of ownership of ordinary shares or votes has been reached or exceeded or, in the event that no such notification is provided to the Company, or such notification is provided after the expiration of the period of time set forth in the articles of association, then during the ten (10) business days prior to the day on which the Company’s Board of Directors is informed in any other manner; or

(b)    the weighted average price per share, which the shareholder obligated to purchase ordinary shares of the Company in accordance with the provision of the articles of association has paid for the ordinary shares that he/she has procured or obtained in some other way over the 12 months preceding the date defined in paragraph (a) above.

In addition, such shareholder is also obligated to purchase any subscription rights, warrants or convertible bonds issued by the Company if so requested by the holder or holders thereof.

Pursuant to the Securities Market Act, a shareholder who acquires in excess of two-thirds of the total voting rights of the shares of a company after the commencement of a public quotation of the shares must offer to purchase the remaining shares.

Control of Foreign Ownership

Restrictions on foreign ownership of Finnish companies were abolished as of January 1, 1993. However, under the Act on the Control of Foreigners’ Acquisition of Finnish Companies of 1992, clearance by the Finnish Ministry of Trade and Industry would be required if a foreign person or entity, other than a person or entity from another member state of the European Economic Area or the Organization for Economic Cooperation and Development, or a Finnish entity controlled by one or more such foreign persons or entities, were to acquire a holding of one-third or more of the voting power of the Company. The Ministry of Trade and Industry could refuse clearance where the acquisition would jeopardize important national interests, in which case the matter would be referred to the government of Finland.

Material Contracts

MACtac Stock Purchase Agreement

In August 2002, we entered into a share purchase agreement with U.S. based Bemis Company Inc. to purchase MACtac, its pressure-sensitive materials business. The acquisition of MACtac was approved by the EU commission in October 2002. On April 15, 2003, the Antitrust Division of U.S. Department of Justice informed us that it had filed a civil antitrust lawsuit to block our acquisition of MACtac. See “Item 8. Financial Information—Other Financial Information—Legal Proceedings” for more information about the lawsuit.

The stock purchase agreement (the “MACtac Stock Purchase Agreement”) entered into on August 20, 2002 by and between UPM-Kymmene Investment, Inc and Bemis Company, Inc. defines the terms of the sale and purchase of MACtac. As stipulated in the MACtac Stock Purchase Agreement, the purchase price of U.S.$420 million, subject to certain closing adjustments, will be paid to the seller at closing. The MACtac Stock Purchase Agreement contains customary representations and warranties by both parties, including, but not limited to, representations and warranties relating to litigation, environmental matters and intellectual property by the seller and due authorization and no conflicts representations by the buyer. The representations and warranties will survive the closing of the transaction. The MACtac Stock Purchase Agreement also contains customary indemnification provisions by both parties.

Either party may terminate the MACtac Stock Purchase Agreement if closing has not occurred by April 30, 2003, unless the failure to close is due to a material breach by the party seeking to terminate the agreement. Pursuant to the Amendment to the MACtac Stock Purchase Agreement agreed by the parties in March 2003, the date was extended to July 31, 2003.

Contractual Arrangements relating to Haindl Acquisition

In May 2001, we entered into an agreement to acquire the assets of Haindl for a total purchase price of €3,640 million. In a back-to-back transaction, we sold two of the six Haindl mills, Walsum and Parenco, to Norske Skog for a total consideration of €1,028 million. Below is a description of the agreement dated May 28, 2001 governing the Haindl acquisition (the “Share Purchase Agreement”).

Haindl Share Sale and Purchase Agreement

The Share Purchase Agreement entered into on May 28, 2001 by and among the shareholders of Haindl (the “Sellers”), UPM-Kymmene Beteiligungs GmbH (the “German Subsidiary”) and UPM-Kymmene Corporation defines the terms of the sale by Haindl’s shareholders and the purchase by our German Subsidiary of all of the shares of Haindl.

As a general matter, the representations and warranties of the Share Purchase Agreement survived the date of the closing, November 30, 2001, for a period of 12 months, but claims asserted against one of two escrow accounts are treated differently under the Share Purchase Agreement. The time limitations generally concern the notification of a claim and not its resolution.

Under the terms of the Share Purchase Agreement, €364 million of the total purchase price was deposited by the Sellers on the date of the closing in an escrow account to cover claims concerning discrepancies in any information in the financial statements provided by the Sellers (the “First Escrow Account”). Claims relating to the financial statements were required to be brought no later than February 28, 2002, and no claims were brought in respect of the First Escrow Account. A review of the financial statements by Deloitte Touche was completed as of February 28, 2002. The funds in the First Escrow Account have now been released to the Sellers.

Under the terms of the Share Purchase Agreement, €291 million of the total purchase price was deposited by the Sellers on the date of the closing in an escrow account to cover any representation or warranty claims arising from the Share Purchase Agreement, including environmental, tax and European Union regulatory claims (the “Second Escrow Account”). For the Second Escrow Account, claims relating to the representations and warranties in the Share Purchase Agreement were to be brought no later than November 30, 2002, claims relating to environmental issues must be brought no later than November 30, 2003, and claims relating to European Union proceedings and tax matters are not subject to any time limit. There is currently €211 million on deposit in the Second Escrow Account as a result of a reduction in the amount of such funds on November 30, 2002 in accordance with the terms of the Share Purchase Agreement and certain claims made against the escrowed funds. On November 30, 2003, the Second Escrow Account may be further reduced to €182 million. On November 30, 2006, the Sellers may replace the Second Escrow Account and interest thereon with a bank guaranty. The maximum amount of claims that may be today brought for matters relevant to the Second Escrow Account is €211 million.

The Sellers are jointly and severally liable for any claims brought by us up to the respective maximum amounts applicable to the escrow accounts. In no event are the Sellers liable for claims above the maximum amounts for the escrow accounts.

Under the terms of the Share Purchase Agreement, the Sellers retained ownership of Augsburg Airways, the regional airline, and certain properties that do not have great financial effect on our operations.

The Share Purchase Agreement gives us the unrestricted right to use the name “Haindl” in any way if it is in connection with the Haindl business.

Other Arrangements relating to Haindl Acquisition

On March 19, 2003, Georg Holzhey, a major shareholder in Haindl before the acquisition and our Executive Vice President for Procurement and Logistics and member of our Executive Team between January 2002 and January 2003, was elected a member of our Board of Directors in the annual general meeting of our shareholders. In connection with the acquisition of Haindl, Georg Holzhey and Friedrich Holzhey, a major shareholder in Haindl and a member of our Board of Directors between March 2002 and March 2003, received in cash portions of the total purchase price in the amount of approximately €10.9 million and €85.6 million, respectively. In addition, Georg and Friedrich Holzhey subscribed for 321,323 and 2,512,259 of our shares, respectively, as part of the 12.3 million share issue offered to a group of Haindl shareholders on November 30, 2001 in accordance with the subscription agreement entered into as part of the Haindl transaction.

Exchange Controls

Our shares may be bought by non-residents of Finland (“non-residents”) on the Helsinki Exchanges without any separate Finnish exchange control consent. Non-residents may receive dividends without a separate Finnish exchange control consent, the transfer out of Finland being subject to payment by the Company of withholding taxes. Non-residents that have acquired our shares may receive shares pursuant to a bonus issue or through participation in a new issue without a separate Finnish exchange control consent. Shares may be sold in Finland by non-residents and the proceeds of such sale may be transferred out of Finland in any convertible currency. There are no Finnish exchange control regulations applying to the sale of shares of the Company by non-residents to other non-residents.

Taxation

The following description is based on tax laws of Finland and the United States as in effect and available on the date of this annual report and is subject to changes in Finnish and U.S. law, including changes that could have retroactive effect. Prospective investors should consult their professional advisors as to the tax consequences of the purchase, ownership and disposition of shares or ADSs, including, in particular, the effect of tax laws of any other jurisdiction.

Finnish Taxation

The following is a description of the material Finnish income tax consequences of the purchase, ownership and disposition of shares or ADSs by a holder who is not a resident of Finland (a “non-resident”). It does not purport to be a complete analysis of all potential Finnish tax consequences to holders of the shares and ADSs. Prospective investors should consult their own advisers as to the consequences of the purchase, ownership and disposition of shares or ADSs in light of their particular circumstances, including the effect of any foreign, state, or local tax laws. Statements regarding Finnish tax laws set forth below are based on the laws in force and as interpreted by the relevant taxation authorities as of the date hereof and are subject to any changes in Finnish law, or in the interpretation thereof by the relevant taxation authorities.

A beneficial owner of an ADS should be treated as the owner of the underlying share for purposes of the current Convention between the Government of the United States of America and the Government of the Republic of Finland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and on Capital and for Finnish tax purposes. Accordingly, the Finnish tax consequences to owners of shares discussed below apply also to beneficial owners of ADSs.

Companies

Finnish companies are subject to national corporate income tax on their worldwide income. With effect from January 1, 1996, the rate of such tax was 28 percent. The corporate income tax rate was raised to 29 percent, with effect as from January 1, 2000.

Finland applies an imputation or avoir fiscal system for profits distributed as dividends in order to eliminate double taxation of companies and their shareholders. Under the avoir fiscal system, there is a minimum tax payable to the Finnish tax authorities by a Finnish company depending on the amount of profit distributed as dividends. For the tax year 1999, the applicable minimum tax was 7/18 of the dividends distributed to the shareholders and for the tax year 2000, the applicable minimum tax was 29/71. For tax years 2002 and 2001, the applicable minimum tax was also 29/71. To the extent that this minimum tax exceeds or is less than the corporate tax charge payable to the Finnish taxation authorities calculated on taxable income, a tax surplus will be established or a supplementary tax liability will be imposed (as appropriate). Any tax surplus generated may be used, for a period of ten years, to offset any supplementary tax which may become payable in subsequent years.

In respect of the possible future abolishment of the avoir fiscal system in Finland, see discussion below under “—Shareholders and Holders of ADSs—Tax Credit on Dividends.”

Shareholders and Holders of ADSs

Tax Credit on Dividends

The Finnish avoir fiscal system is applied in its entirety only to shareholders who are residents of Finland. Under the avoir fiscal system, a tax credit is available to resident shareholders on the payment of dividends by a Finnish company equal to the lesser of, the tax paid by such company for its income and 29/71 of the dividend paid, as described above. Because corporate income tax rate and the tax credit are currently of the same size, no taxes are generally payable by shareholders in respect of dividends income received from a listed Finnish company. The tax credit is not generally available to non-residents. Shareholders who are non-residents may, however, be entitled to the tax credit in whole or in part where there is a double taxation treaty with Finland that contains the appropriate provisions. Currently, the only such tax treaty in force is with Ireland, entitling certain shareholders resident in Ireland to a tax credit equal to one-half of the credit available to residents of Finland.

In June 2001, the Finnish Ministry of Finance appointed a committee to evaluate, among other things, the acceptability of the avoir fiscal system in light of Finnish and EU legislation. The committee presented its report in November 2002. The committee was of the opinion that Finland should abolish the avoir fiscal system and as a result dividends would be taxable. In addition, the Finnish Supreme Administrative Court has requested a preliminary ruling from the European Court of Justice in relation to the Finnish imputation system on September 10, 2002. As a result of the ruling, Finland may be forced to amend or even abolish the current avoir fiscal system.

In March 2003, the Republic of Finland held Parliamentary elections that resulted in the formation of a new government. This new Finnish government, which assumed office in April 2003, has publicly announced its intention to abolish the avoir fiscal system. However, under the publicly announced program of the new government, certain minor shareholders would continue to have some relief in respect of taxation of dividends. No further details in respect of any future changes in the Finnish taxation of dividends are available as of the date of this annual report.

Withholding Tax on Dividends

Non-residents of Finland are subject to Finnish withholding tax on dividends paid by a Finnish company. In the absence of any applicable treaty, the rate of withholding tax is 29 percent as from January 1, 2000. The rate of withholding tax in 1999 was 28 percent. Finland has entered into double taxation treaties with many countries pursuant to which the withholding tax is reduced on dividends paid to persons entitled to the benefits under such treaties, unless the shares from which such dividends derive are effectively connected with a permanent establishment or a fixed base in Finland, in which case Finnish income taxes are levied on the dividends so derived. In the case of the treaty with the United States, the withholding tax rates are reduced to 15 percent. The Finnish company paying the dividend is responsible for deducting any applicable Finnish withholding tax.

A reduction of such withholding tax rate can be obtained at source upon the submission of a Source Tax Card or the required information (name, date of birth and address) to the payor prior to the payment of dividends. If such a Source Tax Card or such information is not submitted in a timely manner, a refund of tax withheld in excess of the applicable treaty rate can be obtained upon application to the local tax authority. Citibank N.A., as Depositary for the ADSs, has agreed to use reasonable efforts to make and maintain arrangements enabling holders to receive tax credits, reduction in Finnish withholding tax or other benefits (pursuant to treaty or otherwise) relating to dividend payments on the ADSs at the time the dividend is paid.

No withholding tax is levied under Finnish law on dividends paid to corporate entities that reside in the European Union and directly hold at least 25 percent of the capital of the distributing Finnish company, provided that such entities are not entitled to the tax credit under the Finnish avoir fiscal system and are subject to a general corporate income tax in their respective countries of residency, as specified in Directive 90/435/EEC.

Finnish Transfer Tax

There is no transfer tax payable in Finland on share transfers made on the Helsinki Exchanges. If the transfer is not made on the Helsinki Exchanges, a transfer tax at the rate of 1.6 percent of the relevant sales price is payable by the buyer. However, if the buyer is neither a resident of Finland nor a Finnish branch of a foreign credit institution nor a Finnish branch of a foreign brokerage firm, the seller must collect the tax from the buyer. If neither the buyer nor the seller is a resident of Finland or a Finnish branch of a foreign credit institution or a Finnish branch of a foreign brokerage firm and it is not a question of transfer of shares in a housing or real estate company, the transfer of shares will be exempt from Finnish transfer tax. No transfer tax is payable in connection with newly issued shares.

Finnish Capital Gains and Other Taxes

Shareholders who are not resident in Finland, and who do not engage in trade or business through a permanent establishment or fixed base in Finland which could be regarded as the holder of the relevant shares or ADSs, will normally not be subject to Finnish taxes on capital gains realized on the transfer of shares. Transfers of shares by a non-resident of Finland by way of gift or by reason of the death of the owner are subject to Finnish gift or inheritance tax respectively if either the transferor or the transferee was a resident of Finland at the time of death or when the gift was given, unless Finland has waived its rights in a tax treaty to impose tax.

U.S. Federal Income Taxation

General

The following is a description of the principal United States federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of our shares or ADSs, which are evidenced by American Depositary Receipts. This description addresses only the United States federal income tax considerations of holders that are initial purchasers of our shares or ADSs at the initial issue price and that will hold such shares or ADSs as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, such as financial institutions, insurance companies, real estate investment trusts, grantor trusts, regulated investment companies, dealers or traders in securities or currencies, tax-exempt entities, persons that received our shares or ADSs pursuant to an exercise of employee stock options or rights or otherwise as compensation for the performance of services, persons that will hold our shares or ADSs as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for United States federal income tax purposes, persons that have a “functional currency” other than the United States dollar or holders that own (or are deemed to own) ten percent or more (by voting power or value) of our shares. This description does not address any state, local or foreign tax consequences of the acquisition, ownership and disposition of shares or ADSs.

Moreover, this description does not address the U.S. federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of shares or ADSs. This description is based on (i) the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof and (ii), in part, on the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The United States Treasury Department has expressed concern that depositaries for American Depositary Receipts, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of United States foreign tax credits by United States holders of such receipts or shares. Accordingly, the analysis regarding the availability of a United States foreign tax credit for Finnish taxes and sourcing rules described below could be affected by future actions that may be taken by the United States Treasury Department.

For purposes of this description, a “United States Holder” is a beneficial owner of our shares or ADSs that, for United States federal income tax purposes, is: (i) a citizen or resident of the United States, (ii) a partnership or corporation created or organized in or under the laws of the United States or any state thereof (including the

District of Columbia), (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust, if such trust validly elects to be treated as a United States person for United States federal income tax purposes or if (A) a court within the United States is able to exercise primary supervision over its administration and (B) one or more United States persons have the authority to control all of the substantial decisions of such trust. A “Non-United States Holder” is a beneficial owner of our shares or ADSs that is not a United States Holder.

If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holds our shares or ADSs, the tax treatment of the partnership or a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. A partnership or a partner in a partnership that holds our shares or ADSs should consult its own tax advisor.

Ownership of ADSs in General

For United States federal income tax purposes, if you are a holder of ADSs, you generally will be treated as the owner of our shares represented by such ADSs.

Distributions

If you are a United States Holder, the gross amount of any distribution made to you of cash or property (other than certain distributions, if any, of our shares or ADSs distributed pro rata to all our shareholders, including holders of ADSs) with respect to your shares or ADSs, before reduction of any Finnish taxes withheld thereon, will be includible in your income as dividend income to the extent such distributions are paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate United States Holders. To the extent, if any, that the amount of any distribution by the Company exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in our shares or ADSs and thereafter as capital gain. We do not maintain calculations of our earnings and profits under United States federal income tax principles.

Any such dividend paid in euros (or any currency other than U.S. dollars) will be included in your gross income in an amount equal to the U.S. dollar value of the euro (or, if not euros, the currency in which the dividend was paid) on the date of receipt. Any gain or loss realized by a United States Holder that subsequently sells or otherwise disposes of euros (or, any currency other than U.S. dollars) will be ordinary gain or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

Dividends received by you with respect to your shares or ADSs will be treated as foreign source income, which may be relevant in calculating such holder’s foreign tax credit limitation. Subject to certain conditions and limitations, any Finnish tax withheld on dividends may be deducted from taxable income or credited against your United States federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by the Company generally will constitute “passive income,” or, in the case of certain United States Holders, “financial services income.”

Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements,” if you are a Non-United States Holder of our shares or ADSs, you generally will not be subject to United States federal income or withholding tax on dividends received by you on your shares or ADSs, unless such income is effectively connected with your conduct of a trade or business in the United States.

Sale or Exchange of Shares or ADSs

If you are a United States Holder, you generally will recognize gain or loss on the sale or exchange of your shares or ADSs equal to the difference between the amount realized on such sale or exchange and your adjusted tax basis in your shares or ADSs. Such gain or loss will be capital gain or loss. If you are a noncorporate United States Holder, the maximum marginal United States federal income tax rate applicable to such gain will be lower than the maximum marginal United States federal income tax rate applicable to ordinary income if your holding period for such shares or ADSs exceeds one year and in the case of shares or ADSs acquired on or after January 1, 2001, will be further reduced if your holding period exceeds five years. Gain or loss, if any, recognized by a United States Holder generally will be treated as United States source income or loss for United States foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

The initial basis of your shares or ADSs will be the U.S. dollar value of the euro denominated purchase price determined on the date of purchase. If the shares or ADSs are treated as traded on an “established securities market,” a cash basis United States Holder (or, if it elects, an accrual basis United States Holder) will determine the dollar value of the cost of such shares or ADSs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. The conversion of U.S. dollars to euros and the immediate use of that currency to purchase shares or ADSs generally will not result in taxable gain or loss for a United States Holder.

With respect to the sale or exchange of shares or ADSs, the amount realized generally will be the U.S. dollar value of the payment received determined on (i) the date of receipt of payment in the case of a cash basis United States Holder and (ii) the date of disposition in the case of an accrual basis United States Holder. If the shares or ADSs are treated as traded on an “established securities market,” a cash basis taxpayer (or, if it elects, an accrual basis taxpayer) will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate on the settlement date of the sale.

Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements,” if you are a Non-United States Holder of our shares or ADSs, you generally will not be subject to United States federal income or withholding tax on any gain realized on the sale or exchange of such shares or ADSs unless (i) such gain is effectively connected with your conduct of a trade or business in the United States or (ii) in the case of any gain realized by an individual Non-United States Holder, you are present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Backup Withholding Tax and Information Reporting Requirements

United States backup withholding tax and information reporting requirements generally apply to certain payments to certain noncorporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, shares or ADSs made within the United States to a holder of shares or ADSs (other than an “exempt recipient,” including a corporation, a payee that is not a United States person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, shares or ADSs within the United States to a holder (other than an “exempt recipient”) if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with such backup withholding tax requirements. The backup withholding tax rate is 30 percent for years 2002 and 2003, 29 percent for years 2004 and 2005, and 28 percent for years 2006 through 2010.

In the case of such payments made within the United States to a foreign simple trust, foreign grantor trust or foreign partnership (other than a payment to a foreign simple trust, foreign grantor trust or foreign partnership that qualifies as a “withholding foreign trust” or a “withholding foreign partnership” within the meaning of the applicable United States Treasury Regulations and a payment to a foreign simple trust, foreign grantor trust or foreign partnership that is effectively connected with the conduct of a trade or business in the United States), the beneficiaries of the foreign simple trust, the persons treated as the owners of the foreign grantor trust or the partners of the foreign partnership, as the case may be, will be required to provide the certification discussed above in order to establish an exemption from backup withholding tax and information reporting requirements. Moreover, a payor may rely on a certification provided by a payee that is not a United States person only if such payor does not have actual knowledge or a reason to know that any information or certification stated in such certificate is incorrect.

Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission’s Public

Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. In addition, material submitted by us can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

Item 11.    Quantitative and Qualitative Disclosures about Market Risk

Market-sensitive Instruments and Financial Risk Management

The following discussion about our financial risk-management activities includes “forward-looking statements” that involve risk and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

Market risk represents the risk of changes in value of a financial instrument, derivative or non-derivative, caused by fluctuations in foreign currency exchange rates, interest rates and equity prices. The objective of our financial risk management strategy is to protect us against unfavorable changes in financial markets and thus help to secure profitability. The objectives and principles for financing activities are defined in our Financial Policy approved by our Board of Directors. Funding and management of the financial risks are the responsibility of our central Treasury department in Finland.

In its financial risk management, the Group uses various financial instruments within specified limits to manage the primary market exposures associated with the underlying assets, liabilities, and anticipated transactions. We use these instruments to reduce risk by essentially creating offsetting market exposures. We use derivative instruments that are held only for purposes other than trading. These contracts are entered into with financial institutions in accordance with our financial policy, thereby reducing the risk of credit loss.

The following sensitivity analyses present the hypothetical loss in cash flows or fair values of the financial instruments and derivative financial instruments which were held by us as of December 31, 2002 and 2001, and were subject to changes in foreign exchange rates, interest rates and equity prices. The range of sensitivities chosen for these analyses reflects our view of changes which are reasonably possible over a one-year period.

In the normal course of business, we also face risks that are either non-financial or non-quantifiable. These risks principally include country risk, credit risk and legal risk and are not represented in the following analyses. We also face commodity price risk in relation to our use of wood pulp and energy in our operations. See “Item 3. Key Information—Risk Factors.” We have entered into certain forward contracts at the end of 2002 to hedge our exposure to changes in energy, pulp and paper prices. The paper and pulp instruments were acquired in connection with the purchase of Repap and Haindl and form a minor portion of our overall derivatives. We do not anticipate renewing these contracts upon their maturity. We have not had significant involvement in any other derivative commodity instruments. Accordingly, commodity price risk is also not represented in the following analyses.

Foreign Currency Exposure

We operate internationally and thus are exposed to foreign exchange risk arising from fluctuations in exchange rates of various currencies. Our financial results and competitiveness are also affected indirectly by the domestic currencies of our main competitors, principally the U.S. dollar, the Canadian dollar and the Swedish krona.

Foreign currency denominated sales and purchases together with foreign currency denominated assets and liabilities give rise to foreign currency exposure. Foreign currency exposure is managed in two parts: that relating to forecasted net foreign currency flows and that relating to foreign currency denominated balance sheet items.

In this regard, our financial policy:

•	is to hedge 50 percent of the forecasted net foreign currency flows for the 12 months ahead; however, the figure may vary between 25 and 100 percent. Net foreign currency cash flow exposures are hedged with derivative financial instruments like forward contracts, options and swap agreements;

•	is to leave no more than €300 million of the net balance sheet position (comprising foreign currency denominated debts and receivables) unhedged. For purposes of hedging any excess exposure, we use forward contracts, options and swap agreements; and

•	is not to hedge our equity exposure arising from foreign net investments.

Using a hypothetical adverse change of ten percent of exchange rates (a weakening of the euro), the hypothetical loss in cash flows of derivative and non-derivative financial instruments and foreign currency denominated balance sheet positions at December 31, 2002 and 2001 was estimated to be €95 million and €91 million, respectively. The hypothetical loss was modeled consistent with our forecasted 12-month currency flows.

Interest Rate Risk

Our financial policy with respect to the management of interest rate risk is to maintain an average interest fixing period of twelve months (plus or minus six months) on our net debt portfolio. Having a relatively shorter interest fixing period may increase the volatility of the average interest rate paid by us. On the assumption that yield curves will be positive, this approach reduces interest costs in the long term as compared to an interest fixing period greater than twelve months, therefore making it less costly to borrow at short-term rates. For this purpose, we enter into various derivative financial instruments, including forward contracts, options and swap agreements.

As of December 31, 2002 and 2001, there was an estimated hypothetical negative effect of €56 million and €63 million, respectively, on fair value of our net debt portfolio (including derivative financial instruments) as a result of interest rate exposures existing at December 31 consequent to a 100 basis point (or one percent per year) downward parallel shift in the yield curve.

Equity Price Risk

We have certain investments in publicly traded companies (principally traded on the Helsinki Exchanges). These securities have exposure to price risk. The fair market value of the equity investments held by us as of December 31, 2002 and 2001 was €388 million and €688 million, respectively. The estimated potential loss in fair market value resulting from a hypothetical ten percent adverse movement in equity prices quoted by stock exchanges was €39 million as of December 31, 2002 as compared to €69 million as of December 31, 2001. Currently, there are no outstanding derivative financial instruments designated as hedges of these investments in publicly traded companies.

Item 12.    Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.    Controls and Procedures.

Our President and Chief Executive Officer and our Executive Vice President and Chief Financial Officer, after evaluating the effectiveness of the Group’s disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934) within 90 days prior to the filing of this annual report, have concluded that, as of such date, the Group’s disclosure controls and procedures were effective to ensure that material information relating to the Group was made known to them by others within the Group particularly during the period in which this annual report was being prepared.

There were no significant changes in the Group’s internal controls or in other factors that could significantly affect these controls subsequent to the date our President and Chief Executive Officer and our Executive Vice President and Chief Financial Officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in the Group’s internal controls requiring corrective actions.

Item 16.    [Reserved.]

PART III

Item 17.    Financial Statements.

Not applicable

Item 18.    Financial Statements.

See pages F-1 to F-70, incorporated herein by reference.

Item 19.    Exhibits.

Documents filed as exhibits to this annual report.

1.1    Articles of Association of UPM-Kymmene as amended to date (English translation included).

2.1    €3 billion Global Medium Term Note Programme of UPM-Kymmene Corporation and UPM-Kymmene Finance B.V. guaranteed by UPM-Kymmene Corporation dated April 29, 2002 (incorporated herein by reference to Exhibit 2.1 of the annual report on Form 20-F for the year ended December 31, 2001, as filed with the Securities and Exchange Commission on May 31, 2002).

4.1    Management Share Options Terms and Conditions, authorized by the annual general shareholders’ meeting of March 25, 1998, relating to the administration of stock options for the management of UPM-Kymmene (incorporated herein by reference to Exhibit 4.1 of the annual report on Form 20-F for the year ended December 31, 2000, as filed with the Securities and Exchange Commission on April 4, 2001).

4.2    Key Personnel Stock Options Terms and Conditions, authorized by the annual general shareholder’s meeting of March 19, 2002, relating to the administration of stock options for the key personnel of UPM-Kymmene (incorporated herein by reference to Exhibit 4.2 of the annual report on Form 20-F for the year ended December 31, 2001, as filed with the Securities and Exchange Commission on May 31, 2002).

4.3    Contract of Employment for Juha Niemelä, President and Chief Executive Officer of UPM-Kymmene, dated February 12, 2002, with Appendix dated May 15, 2002 (incorporated herein by reference to Exhibit 4.3 of the annual report on Form 20-F for the year ended December 31, 2001, as filed with the Securities and Exchange Commission on May 31, 2002).

4.4    Contract of Employment for Martin Granholm, Executive Vice President of UPM-Kymmene, dated January 31, 2002 (incorporated herein by reference to Exhibit 4.4 of the annual report on Form 20-F for the year ended December 31, 2001, as filed with the Securities and Exchange Commission on May 31, 2002).

4.5    Haindl Share Sale and Purchase Agreement by and among the Sellers, who are the shareholders of Haindl, UPM-Kymmene Beteiligungs GmbH and UPM-Kymmene Corporation dated May 28, 2001 (the “Share Sale and Purchase Agreement”) (incorporated herein by reference to Exhibit 4.5 of the annual report on Form 20-F for the year ended December 31, 2001, as filed with the Securities and Exchange Commission on May 31, 2002).

4.6    Amendment I to the Share Sale and Purchase Agreement, dated June 12, 2001 (incorporated herein by reference to Exhibit 4.6 of the annual report on Form 20-F for the year ended December 31, 2001, as filed with the Securities and Exchange Commission on May 31, 2002).

4.7    Amendment II to the Share Sale and Purchase Agreement, dated November 26, 2001 (incorporated herein by reference to Exhibit 4.7 of the annual report on Form 20-F for the year ended December 31, 2001, as filed with the Securities and Exchange Commission on May 31, 2002).

4.8    Stock Purchase Agreement between UPM-Kymmene Investment, Inc. and Bemis Company, Inc., dated as of August 20, 2002.

4.9    Amendment I to the Stock Purchase Agreement between UPM-Kymmene Investment, Inc. and Bemis Company, Inc., dated as of March 13, 2003.

4.10    Amendment II to the Stock Purchase Agreement between UPM-Kymmene Investment, Inc. and Bemis Company, Inc., dated as of April 10, 2003.

6.1    Under Finnish GAAP, basic earnings per share is calculated by taking profit or loss before extraordinary items, adjusted for income taxes and minority interests, divided by the adjusted average number of shares during the period, excluding own shares. The computation of diluted earnings per share is similar to that for basic earnings per share, except that it assumes the potentially dilutive securities, such as convertible bonds, were converted to shares as of the beginning of the year. A description of the computation of earnings per share under U.S. GAAP is included in Note 26 of the notes to the consolidated financial statements included herein.

8.1    For significant subsidiaries as of the end of the year covered by this annual report, see “Item 4. Information on the Company—Organizational Structure.”

10.1    Certification by the President and Chief Executive Officer of UPM-Kymmene Corporation pursuant to 18 U.S.C. Section 1350, as adopted pursuant to the Sarbanes-Oxley Act of 2002.*

10.2    Certification by the Executive Vice President and Chief Financial Officer of UPM-Kymmene Corporation pursuant to 18 U.S.C. Section 1350, as adopted pursuant to the Sarbanes-Oxley Act of 2002.*

*	This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-74551.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 28, 2003	UPM-KYMMENE CORPORATION

	By:	/s/ JOUKO TAIPALE
Name: Jouko Taipale Title: Senior Vice President, Financial Control

	By:	/s/ REKO AALTO-SETÄLÄ
Name: Reko Aalto-Setälä Title: General Counsel

CERTIFICATIONS

I, Juha Niemelä, certify that:

1.	I have reviewed this annual report on Form 20-F of UPM-Kymmene Corporation;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 28, 2003

/s/ JUHA NIEMELÄ
Juha Niemelä President and Chief Executive Officer

I, Kari Toikka, certify that:

1.	I have reviewed this annual report on Form 20-F of UPM-Kymmene Corporation;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: April 28, 2003

/s/ KARI TOIKKA
Kari Toikka Executive Vice President and Chief Financial Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UPM-Kymmene Corporation

Consolidated Financial Statements

Report of Independent Accountants

To the Board of Directors and Shareholders

of UPM-Kymmene Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of profit and loss and cash flows present fairly, in all material respects, the financial position of UPM-Kymmene Corporation and its subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Finland. These consolidated financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards in Finland and generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in Finland vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated profit for each of the three years in the period ended December 31, 2002 and the determination of consolidated shareholders’ equity as of December 31, 2002 and 2001 to the extent summarized in Note 26 to the consolidated financial statements.

PricewaterhouseCoopers	Oy

Authorized Public Accountants

/s/ MERJA LINDH Merja Lindh Authorized Public Accountant	/s/ LARS BLOMQUIST Lars Blomquist Authorized Public Accountant

Helsinki, Finland

February 14, 2003

UPM-KYMMENE CORPORATION

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

	Note	Year ended December 31,
		2002	2002	2001	2000
		(U.S.$)	(€)	(€)	(€)
		(in millions)
Turnover	(1)	10,983	10,475	9,918	9,583
Other operating income	(2)	163	155	315	539
Costs and expenses	(3)	(9,028)	(8,610)	(7,958)	(7,741)
Share of results of associated companies	(4)	63	60	83	153
Depreciation and value adjustments	(5)	(1,067)	(1,018)	(744)	(674)

Operating profit	(6)	1,114	1,062	1,614	1,860
Financial income and expenses	(7)	(287)	(273)	(279)	(143)
Share of results of associated companies	(7)	—	—	(2)	—

Profit before extraordinary items		827	789	1,333	1,717
Extraordinary income	(8)	—	—	—	230
Extraordinary expenses		—	—	—	(30)
Income tax on extraordinary items		—	—	—	(58)

Profit before income taxes and minority interests		827	789	1,333	1,859
Income taxes	(9)	(252)	(241)	(378)	(494)
Minority interest		2	2	—	1

Profit for the financial period		577	550	955	1,366

Undiluted earnings per share, €	(10)	2.22	2.12	3.85	4.77

Diluted earnings per share, €	(10)	2.20	2.10	3.81	4.70

The accompanying notes constitute an integral part of these consolidated financial statements.

UPM-KYMMENE CORPORATION

CONSOLIDATED BALANCE SHEETS

	Note	Year ended December 31,
		2002	2002	2001
		(U.S.$)	(€)	(€)
	(in millions)
ASSETS
Non-current assets
Intangible assets	(11)	382	364	339
Goodwill on consolidation	(12)	2,083	1,987	2,086
Tangible assets	(13)	8,654	8,253	8,934
Investments held as non-current assets	(14)	1,580	1,507	1,477
Own shares	(15)	—	—	38

		12,699	12,111	12,874

Current assets
Stocks	(16)	1,350	1,288	1,289
Receivables	(17)	1,625	1,550	1,845
Cash in hand and at bank		446	425	423

		3,421	3,263	3,557

Total		16,120	15,374	16,431

EQUITY AND LIABILITIES
Shareholders’ equity	(18)
Share capital		463	442	442
Share premium reserve		686	654	624
Revaluation reserve		383	365	366
Reserve for own shares		—	—	38
Legal reserve		704	671	672
Retained earnings		4,443	4,238	3,713
Profit for the financial period		577	550	955

		7,256	6,920	6,810

Minority interests		35	33	28

Provisions	(19)	471	450	413

Liabilities
Deferred tax liability	(20)	676	645	666
Non-current liabilities	(21)	5,389	5,139	4,913
Current liabilities	(22)	2,293	2,187	3,601

		8,358	7,971	9,180

Total		16,120	15,374	16,431

The accompanying notes constitute an integral part of these consolidated financial statements.

UPM-KYMMENE CORPORATION

CONSOLIDATED CASH FLOW STATEMENTS

		Year ended December 31,
		2002	2002	2001	2000
		(U.S.$)	(€)	(€)	(€)
		(in millions)
Cash flow from operating activities
Operating profit		1,114	1,062	1,614	1,860
Adjustments to operating profit	(a)	904	862	397	153
Change in net working capital	(b)	(151)	(144)	96	(13)
Interest received		31	30	40	49
Interest paid		(316)	(301)	(337)	(243)
Dividends received		70	67	118	76
Other financial income and expenses		48	46	32	22
Direct taxes paid	(c)	(202)	(193)	(315)	(265)

Net cash from operating activities		1,498	1,429	1,645	1,639

Cash flow from investing activities
Acquisition of Group companies net of cash acquired	(d)	(10)	(10)	(2,330)	(271)
Investments in associated company shares		(27)	(26)	(29)	(8)
Investments in other shares		(5)	(5)	(8)	(2)
Purchase of tangible and intangible assets		(599)	(571)	(849)	(592)
Proceeds from sale of Group companies net of cash disposed		13	12	1	25
Proceeds from sale of associated companies		7	7	(2)	(40)
Proceeds from sale of other shares(1)		(1)	(1)	253	292
Proceeds from sale of tangible and intangible assets(1)		88	84	50	3
Increase in other long-term investments		(2)	(2)	(4)	(38)
Decrease in other long-term investments		74	71	64	159
Termination of Champion agreement(1)		—	—	—	143

Net cash used in investing activities		(462)	(441)	(2,854)	(329)

Cash flow before financing activities		1,036	988	(1,209)	1,310

Cash flow from financing activities
Increase in long-term liabilities		1,101	1,050	3,551	137
Decrease in long-term liabilities		(1,025)	(978)	(1,993)	(763)
Increase (+) or decrease (-) in current interest-bearing liabilities		(634)	(605)	(50)	19
Increase (-) or decrease (+) in interest-bearing receivables		(20)	(19)	19	44
Dividends paid		(407)	(388)	(371)	(324)
Extra dividends paid for 1999		—	—	—	(233)
Share issue		—	—	419	—
Purchase of own shares		—	—	(152)	(279)
Other items		(60)	(57)	(24)	1

Net cash used in financing activities		1,045	(997)	1,399	(1,398)

Net increase (+) or decrease (-) in cash and cash equivalents	(e)	2	2	195	(93)
Cash and cash equivalents at January 1		444	423	228	321

Cash and cash equivalents at December 31		446	425	423	228

(1)	Net of direct taxes paid.

The accompanying notes constitute an integral part of these consolidated financial statements.

UPM-KYMMENE CORPORATION

CONSOLIDATED CASH FLOW STATEMENTS (continued)

	Year ended December 31,
	2002	2002	2001	2000
	(U.S.$)	(€)	(€)	(€)
	(in millions)
(a) Adjustments to operating profit
Depreciation and value adjustments	1,068	1,018	744	674
Gains (-) or losses (+) on sale of fixed assets	(129)	(123)	(294)	(493)
Share of results (+/-) of associated companies	(63)	(60)	(83)	(153)
Other	28	27	30	125

Total	904	862	397	153

(b) Change in net working capital
Increase (-) or decrease (+) in stocks	(24)	(23)	26	(99)
Increase (-) or decrease (+) in non-interest-bearing receivables	82	78	85	63
Increase (+) or decrease (-) in current non-interest-bearing liabilities	(209)	(199)	(15)	23

Total	(151)	(144)	96	(13)

(c) Taxes paid
Taxes paid, total	(297)	(284)	(358)	(588)
Allocated to sales of shares	86	82	44	246
Allocated to sale of other fixed assets	9	9	(1)	19
Allocated to termination of the Champion agreement	—	—	—	58

Total	(202)	(193)	(315)	(265)

(d) Additional information on acquisition of Group companies
Effect of acquired companies on consolidated assets and liabilities
Non-current assets	(3)	(3)	(2,962)	(1,574)
Current assets	(21)	(21)	(819)	(324)
Non-current liabilities	9	9	332	1,252
Current liabilities	—	—	668	295
Other items	3	3	28	12

Cash flow	(12)	(12)	(2,753)	(339)

Less cash and cash equivalents of acquired companies	2	2	423	68

Cash flow on acquisition net of cash acquired	(10)	(10)	(2,330)	(271)

(e) Effect of exchange rate differences on cash and cash equivalents
Cash and cash equivalents at January 1	444	423	228	321
Effect of exchange rate changes	11	11	5	(5)

	455	434	233	316
Increase (+) or decrease (-) in cash and cash equivalents	(9)	(9)	190	(88)

Cash and cash equivalents at December 31	446	425	423	228

The accompanying notes constitute an integral part of these consolidated financial statements.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Accounting policies

Basis of presentation

The consolidated financial statements of UPM-Kymmene Corporation (the “Company” and together with its consolidated subsidiaries, the “Group”), a Finnish public limited company domiciled in Helsinki, are prepared in accordance with Finnish accounting practice. The figures are stated in euros under the historical cost convention, except for certain balance sheet items that have been revalued.

Use of the euro and the United States dollar in the accounts

The accounts have been prepared in euros (€). Solely for convenience of the reader, the amounts pertaining to the most recent financial period are translated from the euro to the United States dollar (U.S.$), at the rate on December 31, 2002 of 1 euro = U.S.$1.0485.

Principles of consolidation

The consolidated financial statements include all Group companies and associated companies. Subsidiaries acquired during the year are included in the consolidated profit and loss account from the date of their acquisition and subsidiaries sold are included up to their date of sale.

The consolidated financial statements are drawn up using the purchase method and include all companies in which the Company has a controlling interest as stated in the Accounting Act. The difference between the acquisition cost and the subsidiary’s equity at the time of acquisition has been allocated, where applicable, to the underlying assets and depreciated accordingly. The remainder of the difference is shown as goodwill on consolidation and amortized according to plan.

All inter-company transactions, receivables, liabilities and unrealized profits, as well as distribution of profits within the Group, are eliminated in the consolidated financial statements.

Minority interests are presented separately in determining the Group’s profit for the financial period. They are also shown separately from shareholders’ equity and liabilities in the consolidated balance sheet.

Investments held as non-current assets

Associated companies are accounted for using the equity method. Accordingly, the Group’s share of profits and losses of associated companies less amortization of the acquisition cost difference is included in the consolidated profit and loss account. The Group’s share of post-acquisition undistributed profits and losses of associated companies and the unamortized portion of the acquisition cost difference is included in the investments in associated companies in the consolidated balance sheet. The acquisition cost difference in respect of power companies is allocated to non-wasting tangible assets.

The shares of results of associated companies connected with the Group’s core business operations are included in operating profit and those of other associated companies in financial items.

Foreign currencies

Receivables and liabilities in foreign currencies are converted into euro at the middle rates of exchange quoted on the balance sheet date. Exchange differences arising on translation of trade receivables are entered under turnover, and exchange differences on trade payables under costs and expenses. Exchange rate differences on translation of other receivables and liabilities are entered under financial income and expenses.

The profit and loss accounts of subsidiaries outside the euro-zone are converted into euro using quarterly average rates of exchange, and the balance sheets using the exchange rates quoted by the European Central Bank on the balance sheet date. The difference is entered in the Group’s shareholders’ equity.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Exchange differences on derivative contracts relating to the Group’s net cash flow are entered under turnover. Other exchange differences arising from hedging instruments are entered under financial income and expenses. Open derivative contracts are valued at the middle rate of exchange prevailing at the balance sheet date and are entered in the profit and loss account. The exception is derivative contracts relating to the Group’s net cash flow, which are entered in the profit and loss account as the cash flow is credited or debited.

Tangible and intangible assets

Tangible and intangible assets are stated at historical cost less planned depreciation and value adjustments. In addition, the balance sheet value includes revaluations for land and investments in shares. Planned depreciation is calculated on a straight-line basis so as to write off the cost of the assets over their expected useful lives:

Goodwill on consolidation and other intangible assets	5-20 years
Buildings and structures	25-40 years
Heavy machinery	15-20 years
Light machinery and equipment	5-15 years
Other tangible assets	5-12 years

Goodwill on consolidation of large companies acquired is amortized over 20 years, which corresponds to the estimated time of influence of the acquisitions.

Depreciation is not made in respect of land and water areas.

Own shares

The Company’s own shares are entered at cost under non-current assets. For calculation of key indices, own shares are eliminated from shareholders’ equity and number of shares.

Stocks

Stocks are valued at cost, which is calculated to include the variable costs of manufacture and an appropriate proportion of the fixed costs of their acquisition and manufacture, however not exceeding the probable net realizable value or replacement value.

Deferred taxes

Deferred tax liabilities and assets are recorded on the consolidated balance sheet and are calculated from timing differences, including revaluations.

Accumulated depreciation difference and untaxed reserves (appropriations) are divided into shareholders’ equity and deferred tax liability in the consolidated balance sheet. Under Finland’s Companies Act, those portions of untaxed reserves and accumulated depreciation difference included in shareholders’ equity are excluded from distributable funds.

Provisions

Provisions on the balance sheet comprise those expenses to which a commitment has been made but which have not yet been realized. These may include pension liabilities and the costs of business closure and restructuring.

Changes in provisions are shown in the profit and loss account under the appropriate expense item.

Turnover

Turnover is calculated after deduction of sales discounts and indirect sales taxes. Turnover also includes exchange differences arising on translation of trade receivables and derivative contracts relating to protection of the Group’s sales.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Research and development

Research and development costs are expensed as incurred.

Pension arrangements

The pension arrangements made in the Group comply with local conditions and practices of each country concerned. Pension expenses are based on pension liability calculations and are included in the profit and loss account.

The pension cover of employees of the parent company and of other Finnish Group companies are arranged through Finnish pension insurance companies, through the company’s own pension funds and directly by the company. The liabilities of the company’s own pension funds are covered in full.

Extraordinary income and expenses

Income and expenses from non-recurring but significant transactions arising other than in the course of the company’s ordinary activities are recorded as extraordinary income and expenses and are stated in the consolidated accounts after deduction of tax.

Income taxes

The Group’s taxes include taxes of Group companies based on taxable profit or proposed dividend for the financial period, together with tax adjustments for previous periods and the change in deferred taxes. The tax credits arising from the distribution of dividends by subsidiaries are deducted from income taxes.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year ended December 31,
	2002	2001	2000
	(€ in millions)
1. Turnover by division
Magazine Papers	3,577	3,548	3,343
Newsprint	1,381	1,058	1,045
Fine and Speciality Papers	2,449	2,362	2,390
Converting Industry	1,541	1,480	1,272
Wood Products Industry	1,489	1,463	1,490
Other operations	583	489	576
Intra-Group sales	(545)	(482)	(533)

Total	10,475	9,918	9,583

Internal turnover by division
Magazine Papers	105	136	211
Newsprint	4	3	(2)
Fine and Speciality Papers	311	225	221
Converting Industry	44	40	27
Wood Products Industry	81	78	76
Other operations(1)	—	—	—

Total	545	482	533

(1) Turnover from Other Operations includes only sales outside the Group.
Turnover by market
Germany	1,803	1,561	1,565
United Kingdom	1,368	1,433	1,398
Finland	988	974	1,020
France	850	876	982
Other EU countries	2,150	1,995	1,938
Other European countries	796	668	670
North America	1,495	1,453	1,201
Rest of world	1,025	958	809

Total	10,475	9,918	9,583

	Year ended December 31,
	2002	2001	2000
	(€ in millions)
2. Other operating income
Capital gains on disposal of fixed assets	132	299	523
Income from rents	12	11	13
Other	11	5	3

Total	155	315	539

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year ended December 31,
	2002	2001	2000
	(€ in millions except personnel data)
3. Costs and expenses
Change in stocks of finished goods and work in progress	(43)	49	(122)
Production for own use	(51)	(46)	(18)
Materials and services
Raw materials, consumables and goods
Purchased during the period	4,540	4,311	4,573
Change in stocks	(20)	(69)	(2)
External services	863	772	678

	5,289	5,017	5,109
Personnel expenses
Salaries and fees
Salaries of Boards of Directors and Managing Directors	20	22	21
Other salaries	1,344	1,235	1,158

	1,364	1,257	1,179
Indirect employee costs
Pension expenses	199	151	112
Other indirect employee costs	206	204	178

	405	355	290
Other operating costs and expenses	1,552	1,329	1,163

Total	8,610	7,958	7,741

The annual salaries, emoluments in kind and fees paid to the Parent Company’s Managing Director and Deputy Managing Director in 2002 were €1.184 million (0.838 million) and €0.509 million (0.540 million), respectively.

At December 31, 2002, none of the Group’s managing directors, deputy managing directors or members of the boards of directors had any loans outstanding from the company or its subsidiaries.

The Managing Director’s agreed retirement age is 60 years. In the event of the Managing Director’s dismissal and a change of control of the company, he shall be entitled to compensation corresponding to 24 month’s salary. If the Managing Director or the company terminates his employment contract before he reaches the age of 60 years, he shall be entitled to the pension agreed in the contract.

	Year ended December 31,
	2002	2001	2000
Personnel (average)
Magazine Papers	9,635	8,491	7,298
Newsprint	3,914	2,972	2,719
Fine and Speciality Papers	6,816	6,797	6,314
Converting Industry	4,979	4,903	4,160
Wood Products Industry	7,862	7,580	7,267
Other activities	3,660	3,720	4,882

Total	36,866	34,463	32,640

Personnel at year end	35,579	36,298	32,755

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year ended December 31,
	2002	2001	2000
	(€ in millions)
4. Shares of results of associated companies
Oy Metsä-Botnia Ab	50	80	171
Pohjolan Voima Oy	(3)	—	(4)
Others	13	3	(14)

Total included in operating profit	60	83	153

	Year ended December 31,
	2002	2001	2000
	(€ in millions)
5. Depreciation according to plan and value adjustments
Depreciation according to plan
Intangible rights	8	4	3
Goodwill	11	4	1
Goodwill on consolidation	112	41	20
Other capitalized expenditure	22	20	20
Buildings	98	76	69
Machinery and equipment	652	562	505
Other tangible assets	24	21	12

Total	927	728	630

Value adjustments on non-current assets	91	16	44

Total	1,018	744	674

	Year ended December 31,
	2002	2001	2000
	(€ in millions)
Planned depreciation and value adjustments by division
Magazine Papers(1)	492	343	299
Newsprint	196	93	87
Fine and Speciality Papers	190	171	161
Converting Industry	59	56	42
Wood Products Industry	49	43	46
Other operations	32	38	39

	1,018	744	674

(1)	Includes in 2002 a non-recurring expense of €85 million charged in connection with the shutdown of Blandin’s two paper machines.

	Year ended December 31,
	2002	2001	2000
	(€ in millions)
6. Operating profit by division
Magazine Papers	225	598	630
Newsprint	162	211	118
Fine and Speciality Papers	359	336	404
Converting Industry	70	46	61
Wood Products Industry	37	27	75
Other operations	209	396	572

	1,062	1,614	1,860

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The 2002 figures include non-recurring charges of €128 million for Magazine Papers and €8 million for Newsprint. The corresponding figures in 2001 and, in parentheses, 2000 were Magazine Papers €20 million (€30 million), Fine and Speciality Papers €0 million (€14 million) and Converting €11 million (€0 million).

	Year ended December 31,
	2002	2001	2000
	(€ in millions)
Other operations
Forest Department in Finland	37	45	53
Energy Department in Finland	51	99	69
Share of results of associated companies	60	82	167
Others and eliminations	61	170	283

	209	396	572

The most significant non-recurring items for Other Operations are gains on the sale of listed shares: 2002, €81 million; 2001, €265 million; and 2000 €485 million.

	Year ended December 31,
	2002	2001	2000
	(€ in millions)
Capital employed (average) by division
Magazine Papers	5,253	4,380	3,456
Newsprint	2,368	984	899
Fine and Speciality Papers	2,628	2,602	2,101
Converting Industry	786	801	632
Wood Products Industry	742	664	603
Other operations and Group items	1,404	1,376	2,035

	13,181	10,807	9,726

	Year ended December 31,
	2002	2001	2000
	(%)
Return on capital employed (Roce) by division
Magazine Papers	4.3	13.7	18.2
Newsprint	6.8	21.4	13.1
Fine and Speciality Papers	13.7	12.9	19.2
Converting Industry	8.9	5.8	9.6
Wood Products Industry	5.0	4.1	12.5

Group total	8.4	15.6	20.2

Excluding non-recurring items	8.8	13.5	17.1

The formulae used to calculate the return on capital employed for the divisions and the Group are presented on page iii.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year ended December 31,
	2002	2001	2000
	(€ in millions)
7. Financial income and expenses
Income from other investments held as non-current assets
Dividend income	21	33	50
Interest income	10	15	21
Other interest and financial income
Other interest income	15	25	26
Other financial income	2	1	4
Exchange differences	2	(5)	5
Interest expenses and other financial expenses
Interest expenses	(286)	(317)	(234)
Other financial expenses	(37)	(31)	(15)
Shares of results of associated companies	—	(2)	—

	(273)	(281)	(143)

	Year ended December 31,
	2002	2001	2000
	(€ in millions)
8. Extraordinary items
Extraordinary income	—	—	230
Taxes on extraordinary income	—	—	(66)

Total	—	—	164

Extraordinary expenses	—	—	(30)
Taxes on extraordinary expenses	—	—	8

Total	—	—	142

Extraordinary income and expenses are associated with the Champion agreement and its termination.
	Year ended December 31,
	2002	2001	2000
	(€ in millions)
9. Income taxes
Taxes for the financial period	273	394	564
Included in extraordinary items	—	—	(58)
Taxes from previous periods	(2)	1	22
Change in deferred tax	(30)	(17)	(34)

Total	241	378	494

Effective tax rate, %	30.5	28.4	28.8
Change in deferred taxes
From timing differences	(23)	(6)	(2)
From consolidation eliminations	8	(2)	—
From appropriations	(15)	(9)	(32)

	(30)	(17)	(34)

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year ended December 31,
	2002	2001	2000
	(€ in millions)
10. Earnings per share
Profit before extraordinary items	789	1,333	1,717
Minority interest	2	—	1
Income taxes	(241)	(378)	(494)

Earnings	550	955	1,224

Average number of shares
Undiluted (1,000)	259,468	247,892	256,817
Earnings per share, €	2.12	3.85	4.77

Average number of shares
Diluted (1,000)	262,891	251,992	261,143
Diluted earnings per share, €	2.10	3.81	4.70

		Year ended December 31,
		2002	2001
		(€ in millions)
11. Intangible assets
Intangible rights
Acquisition cost at January 1		162	81
Difference on translation		(5)	2
Increases		6	78
Decreases		(3)	(1)
Transfers between balance sheet items		(4)	2

Acquisition cost at December 31		156	162

Accumulated depreciation at January 1		(80)	(31)
Accumulated depreciation on acquired companies		—	(46)
Accumulated depreciation on decreases and transfers		2	2
Depreciation for the period		(8)	(4)
Transfers between balance sheet items		—	(1)

Accumulated depreciation at December 31		(86)	(80)

Book value at December 31		70	82

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year ended December 31,
	2002	2001
	(€ in millions)
Goodwill
Acquisition cost at January 1	167	14
Difference on translation	(2)	—
Increases	4	159
Decreases	(1)	(6)
Transfers between balance sheet items	(37)	—

Acquisition cost at December 31	131	167

Accumulated depreciation at January 1	(47)	(6)
Accumulated depreciation on acquired companies	—	(37)
Accumulated depreciation on decreases and transfers	37	—
Depreciation for the period	(11)	(4)

Accumulated depreciation at December 31	(21)	(47)

Book value at December 31	110	120

The 2001 increase is goodwill arising from the Haindl acquisition.

	Year ended December 31,
	2002	2001
	(€ in millions)
Other capitalized expenditures
Acquisition cost at January 1	179	165
Difference on translation	(5)	1
Increases	12	23
Decreases	(6)	(11)
Transfers between balance sheet items	27	1

Acquisition cost at December 31	207	179

Accumulated depreciation at January 1	(102)	(93)
Difference on translation	2	—
Accumulated depreciation on decreases and transfers	5	9
Transfers between balance sheet items	(13)	2
Depreciation for the period	(21)	(20)
Accumulated depreciation at December 31	(129)	(102)

Book value at December 31	78	77

	Year ended December 31,
	2002	2001
	(€ in millions)
Advance payments
Acquisition cost at January 1	60	26
Increases	60	38
Decreases	(1)	(1)
Transfers between balance sheet items	(13)	(3)

Book value at December 31	106	60

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2002	2001
	(€ in millions)
12. Goodwill on consolidation
Acquisition cost at January 1	2,192	613
Increases	13	1,586
Decreases	—	(7)
Acquisition cost at December 31	2,205	2,192

Accumulated depreciation at January 1	(106)	(65)
Depreciation for the period	(112)	(41)

Accumulated depreciation at December 31	(218)	(106)

Book value at December 31	1,987	2,086

€109 million in goodwill arising on consolidation has been allocated to machinery and equipment (€136 million), €75 million to land (€75 million), €0 million to shares (€21 million), €32 million to buildings (€14 million) and €10 million to intangible rights (€10 million).

	2002	2001
	(€ in millions)
13. Tangible assets
Land and water areas
Acquisition cost at January 1	671	630
Difference on translation	(5)	2
Increases	8	44
Decreases	(12)	(5)
Transfers between balance sheet items	2	—

Acquisition cost at December 31	664	671

Accumulated depreciation at January 1	(8)	(7)
Difference on translation	1	—
Value adjustments and their cancellations	—	(1)
Accumulated depreciation at December 31.	(7)	(8)

Revaluations	567	567

Book value at December 31	1,224	1,230

Revaluations
Balance at January 1	567	567

Balance at December 31	567	567

	2002	2001
	(€ in millions)
Buildings
Acquisition cost at January 1	2,914	2,284
Difference on translation	(72)	13
Increases	40	645
Decreases	(52)	(51)
Transfers between balance sheet items	45	23

Acquisition cost at December 31	2,875	2,914

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2002	2001
	(€ in millions)
Accumulated depreciation at January 1	(1,116)	(836)
Difference on translation	22	(4)
Accumulated depreciation on acquired companies	—	(221)
Transfers between balance sheet items	(2)	—
Accumulated depreciation on decreases and transfers	23	21
Depreciation for the period	(97)	(76)
Value adjustments and their cancellations	(12)	—

Accumulated depreciation at December 31	(1,182)	(1,116)

Book value at December 31	1,693	1,798

	2002	2001
	(€ in millions)
Machinery and equipment
Acquisition cost at January 1	12,088	9,961
Difference on translation	(370)	77
Increases	265	2,146
Decreases	(163)	(242)
Transfers between balance sheet items	20	146

Acquisition cost at December 31	11,840	12,088

Accumulated depreciation at January 1	(6,557)	(5,379)
Difference on translation	168	(28)
Accumulated depreciation on acquired companies	—	(785)
Transfers between balance sheet items	108	(1)
Accumulated depreciation on decreases and transfers	118	213
Depreciation for the period	(640)	(562)
Value adjustments and their cancellations	(75)	(15)

Accumulated depreciation at December 31	(6,878)	(6,557)

Book value at December 31	4,962	5,531

	2002	2001
	(€ in millions)
Other tangible assets
Acquisition cost at January 1	470	261
Difference on translation	(11)	1
Increases	21	211
Decreases	(9)	(9)
Transfers between balance sheet items	(1)	6

Acquisition cost at December 31	470	470

Accumulated depreciation at January 1	(318)	(142)
Difference on translation	6	—
Accumulated depreciation on acquired companies	—	(151)
Transfers between balance sheet items	(5)	(16)
Accumulated depreciation on decreases and transfers	12	12
Depreciation for the period	(27)	(21)

Accumulated depreciation at December 31	(332)	(318)

Book value at December 31	138	152

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2002	2001
	(€ in millions)
Advance payments and construction in progress
Acquisition cost at January 1	223	222
Difference on translation	(5)	2
Increases	205	284
Decreases	(20)	(118)
Transfers between balance sheet items	(167)	167

Book value at December 31	236	223

14.   Investments held as non-current assets

	2002	2001
	(€ in millions)
Holding in associated companies
Acquisition cost at January 1	848	818
Increases	34	29
Decreases	(4)	—
Transfers between balance sheet items	(16)	1

Acquisition cost at December 31	862	848

Accumulated depreciation at January 1	(16)	(15)
Value adjustments and their cancellations	16	(1)

Accumulated depreciation at December 31	—	(16)

Revaluations	103	103

Book value at December 31	965	935

Revaluations
Value at January 1	103	103

Value at December 31	103	103

Holdings in associated companies include net unamortized goodwill of €52 million (€41 million). Of this amount, €49 million (€37 million) relates to Pohjolan Voima Oy’s shares.

	2002	2001
	(€ in millions)
Receivables from associated companies
Acquisition cost at January 1	77	94
Increases	3	1
Decreases	(6)	(12)
Transfers between balance sheet items	(56)	(6)

Acquisition cost at December 31	18	77

Accumulated depreciation at January 1	(44)	(51)
Value adjustments and their cancellations	39	7

Accumulated depreciation at December 31	(5)	(44)

Book value at December 31	13	33

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2002	2001
	(€ in millions)
Other shares and holdings
Acquisition cost at January 1	391	416
Difference on translation	(1)	—
Increases	7	10
Decreases	(20)	(35)
Transfers between balance sheet items	(21)	—

Acquisition cost at December 31	356	391

Accumulated depreciation at January 1	(27)	(31)
Value adjustments and their cancellations	15	4

Accumulated depreciation at December 31	(12)	(27)

Revaluation	61	61

Book value at December 31	405	425

Revaluations
Value at January 1	61	61

Value at December 31	61	61

Market values and basis for valuations

The book value of shares in listed companies is €191 million. The market value at December 31, 2002 was €388 million. The difference is due mainly to the value of Nokia Corporation shares.

	2002	2001
	(€ in millions)
Other receivables
Acquisition cost at January 1	84	224
Increases	48	114
Decreases	(72)	(127)
Transfers between balance sheet items	65	(127)

Acquisition cost at December 31	125	84

Book value at December 31	125	84

	2002		2001
	Shares in thousands	(€ in millions)	Shares in thousands	(€ in millions)
15. Own shares
Acquisition cost at January 1	1,175	38	9,326	279
Increases	—	—	4,749	152
Declared void	(1,175)	(38)	(12,900)	(393)

Book value at December 31	—	—	1,175	38

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year ended December 31,
	2002	2001
	(€ in millions)
16. Stocks
Raw materials and consumables	502	550
Work in progress	70	61
Finished products and goods	612	597
Other stocks	65	45
Advance payments	39	36

Total	1,288	1,289

	Year ended December 31,
	2002	2001
	(€ in millions)
17. Non-current receivables
Trade receivables	2	1
Loan receivables	1	1
Other receivables	9	19
Prepayments and accrued income	6	9

Total	18	30

	Year ended December 31,
	2002	2001
	(€ in millions)
17. Current receivables
Trade receivables	1,224	1,310
Loan receivables	4	138
Other receivables	151	157
Prepaid expenses and accrued income	153	210

	1,532	1,815

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year ended December 31,
	2002	2001
	(€ in millions)
17. Receivables total
Trade receivables	1,226	1,311
Loan receivables	5	139
Other receivables	160	176
Prepaid expenses and accrued income	159	219

	1,550	1,845

Main items included in current prepayments and accrued income
Personnel expenses	7	17
Interest income	12	17
Interest expenses	21	11
Income taxes	51	76
Indirect taxes	26	35
Others	36	54

	153	210

Receivables from associated and participating interest companies
Trade receivables	20	22

	20	22

Some Group companies in the United Kingdom, France, Italy and Germany have entered into receivable purchase agreements with independent issuers of receivables-backed commercial paper concerning their trade receivables (assets securitization). Such Group companies have agreed to sell the title to specified trade receivables on a continuous basis and without recourse. To maintain the balance of the designated trade receivables sold, the Group companies may sell title to new receivables as previously sold receivables are collected. The Group companies retain servicing of the receivables as agents for these independent issuers. Due to the short-term nature of trade receivables, the book value of both the sold portions and the retained interests approximate fair value. The value of the receivables sold on the basis of the asset securitization agreement at December 31, 2002 was €108 (€154) million, and it is presented on the consolidated balance sheet as a decrease in trade receivables. The Group companies’ rights to a deferred purchase price in the United Kingdom, to a payment of the over-collateralization reserve in France and Italy, or to a refund of the deposit with respect to the German programs, as the case may be, is reported on the consolidated balance sheet under other receivables. The value of other receivables related to these programs as of December 31, 2002 was €39 million (2001 €54 million). The expenses incurred in the sales of these receivables are included in financial expenses in the consolidated profit and loss account. Increases and decreases in trade receivables are reported in the consolidated cash flow statement as cash generated from operations.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year ended December 31,
	Share Capital		Share Premium Reserve	Revaluation reserve	Reserve own shares	Legal reserve	Retained earnings	Cumul. Transl. Adjust.	Total
	Shares(1)	Amount
	(€ in millions)
18. Shareholders’ equity
Balance—December 31, 1999	266,569	448	167	364	236	673	3,628	20	5,536
Conversion of —1994 Convertible bond loan	942	2	19	—	—	—	—	—	21
Own shares declared void	(7,538)	(13)	13	—	(236)	—	—	—	(236)
Deferred tax liability from revaluations	—	—	—	2	—	—	—	—	2
Transferred to reserve for own shares	—	—	—	—	279	—	(279)	—	—
Dividends paid	—	—	—	—	—	—	(558)	—	(558)
Profit for the period	—	—	—	—	—	—	1,366	—	1,366
Translation differences and other	—	—	—	—	—	(1)	4	22	25

Balance—December 31, 2000	259,973	437	199	366	279	672	4,161	42	6,156

Conversion of —1994 Convertible bond loan	520	1	10	—	—	—	—	—	11
Directed share issue	12,300	21	398	—	—	—	—	—	419
Bonus issue	—	5	(5)	—	—	—	—	—	—
Own shares declared void	(12,900)	(22)	22	—	(393)	—	—	—	(393)
Dividends paid	—	—	—	—	—	—	(371)	—	(371)
Transferred to reserve for own shares	—	—	—	—	152	—	(152)	—	—
Profit for the period	—	—	—	—	—	—	955	—	955
Translation differences and other	—	—	—	—	—	—	11	22	33

Balance—December 31, 2001	259,893	442	624	366	38	672	4,604	64	6,810

Conversion of —1994 Convertible bond loan	1,398	2	28	—	—	—	—	—	30
Own shares declared void	(1,175)	(2)	2	—	(38)	—	—	—	(38)
Cancellation of revaluations	—	—	—	(1)	—	—	—	—	(1)
Dividends paid	—	—	—	—	—	—	(388)	—	(388)
Profit for the period	—	—	—	—	—	—	550	—	550
Translation differences and other	—	—	—	—	—	(1)	(5)	(37)	(43)

Balance—December 31, 2002	260,116	442	654	365	—	671	4,761	27	6,920

(1)	The number of shares is presented in thousands.

	Year ended December 31,
	2002	2001	2002	2001
	Company		Group
	(€ in millions)
Distributable funds at December 31
Reserve for own shares	—	38	—	38
Retained earnings	2,542	1,956	4,211	3,649
Cumulative translation adjustment	—	—	27	64
Profit for the period	634	974	550	955
Portion of accumulated depreciation difference and untaxed reserves transferred to shareholders’ equity	—	—	(1,476)	(1,502)
Cost of acquisition of own shares	—	(38)	—	(38)

Distributable funds at December 31	3,176	2,930	3,312	3,166

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year ended December 31,
	2002	2001
	(€ in millions)
19. Provisions
Pensions	339	299
Closure and restructuring expenses	32	32
Environmental expenses	7	5
Other	72	77

	450	413

	Year ended December 31,
	2002	2001
	(€ in millions)
20. Deferred tax liability
Deferred tax liability
From timing differences	112	164
From consolidation eliminations	6	10
From appropriations	633	649
From revaluations	214	214

	965	1,037

Deferred tax assets
From timing differences	289	328
From consolidation eliminations	31	43

	320	371

Deferred tax liability net	645	666

The deferred tax liability from revaluations has been deducted from the revaluations reserve in shareholders’ equity.

	Year ended December 31,
	2002	2001
	(€ in millions)
21. Non-current liabilities
Bond loans	2,860	1,521
Convertible bond loans	—	70
Loans from financial institutions	1,291	2,190
Pension loans	647	723
Trade payables	17	18
Other liabilities	324	391

	5,139	4,913

Payables to associated companies
Other liabilities	—	31

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year ended December 31,
	2002	2001
	(€ in millions)
Repayment schedule for long-term loans
In 2004-2007 / 2003-2006
Bond loans	527	386
Convertible bond loans	—	70
Loans from financial institutions	1,065	1,915
Pension loans	331	332
Trade payables	5	5
Payables to associated and participating interest companies	—	31
Other liabilities	131	149

	2,059	2,888

In 2008- / 2007-
Bond loans	2,333	1,135
Loans from financial institutions	226	275
Pension loans	316	391
Trade payables	12	13
Other liabilities	193	211

	3,080	2,025

Total at December 31	5,139	4,913

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Bond loans

	Interest percentage	Initial loan		Year ended December 31,
				2002	2001
				(€)	(€)
		(in millions)
Fixed interest
1993-2008	9.10	EUR	4		4
1995-2005	7.72	USD	155	148	176
1997-2007	6.875	USD	215	205	255
1997-2007	6.88	EUR	102	102	102
1997-2027	7.45	USD	375	358	426
1998-2004	9.00	USD	200	—	133
1999-2004	11.50	USD	100	—	60
1999-2009	6.35	EUR	250	250	250
2000-2030	3.55	JPY	10,000	80	87
2001-2006	0.962	JPY	2,000	16	17
2001-2007	6.875	USD	10	10	11
2002-2005	0.10	EUR	30	30	—
2002-2007	0.869	JPY	2,000	16	—
2002-2012	6.125	EUR	600	600	—
2002-2014	5.625	USD	500	477	—
2002-2017	6.625	GBP	250	384	—

Bond loans, total				2,676	1,521

Floating rate
2002-2008	3.653	EUR	39	39	—
2002-2008	3.434	EUR	50	50	—
2002-2010	4.110	EUR	59	59	—
2002-2012	4.436	EUR	25	25	—
2002-2012	3.834	EUR	11	11	—

				184	—

Bond loans, total				2,860	1,521

Bond loans, long-term portion				2,860	1,521

Subordinated convertible bond loans
Subordinated convertible bond loan 1994	6.5	EUR	161	40	70
—current portion				40	—

Convertible bond loans, long-term portion				—	70

The subordinated convertible bonds may be exchanged for shares between January and October each year. Each €1,168.88 debenture entitles the holder to 78 shares at a computed price of €21.56 per share. Under the terms of the issue, the company has had the right, from March 25, 1998, to reduce the loan period. The company’s Board of Directors decided on December 17, 2002 that the loan period would end on February 28, 2003 and that instead of repayment the bondholders could demand that their bonds be exchanged for shares during the period beginning January 2, 2003 and ending February 18, 2003.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year ended December 31,
	2002	2001
	(€ in millions)
22. Current liabilities
Loans from financial institutions	231	1,278
Pension loans	83	83
Advances received	16	23
Trade payables	722	878
Bills of exchange payable	44	—
Other liabilities	593	554
Accruals and deferred income	498	785

	2,187	3,601

Payables to associated and participating interest companies
Trade payables	34	31
Other liabilities	62	67

	96	98

Main items included in current accruals and deferred income
Personnel expenses	205	251
Interest expenses	36	43
Income tax	75	208
Indirect taxes	12	41
Others	170	242

	498	785

	Year ended December 31,
	2002	2001
	(€ in millions)
23. Net interest-bearing liabilities
Interest-bearing liabilities
Non-current liabilities
Bond loans	2,860	1,521
Convertible bond loans	—	70
Loans from financial institutions	1,291	2,190
Pension loans	647	723
Other liabilities	307	394

	5,105	4,898

Current liabilities
Current portion of long-term loans	258	664
Bills of exchange payable	44	—
Other current liabilities	482	1,157

	784	1,821

Interest-bearing liabilities, total	5,889	6,719

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year ended December 31,
	2002	2001
	(€ in millions)
Interest-bearing receivables
Non-current assets
Loan receivables	215	83
Current assets
Loan receivables	4	138
Trade receivables	5	—
Other receivables	45	34
Cash in hand and at bank	425	423

Interest-bearing receivables, total	604	678

Net interest-bearing liabilities	5,285	6,041

	Year ended December 31,
	2002	2001
	(€ in millions)
24. Contingent liabilities
Mortgages(1)
As security against own debts	175	388
Guarantees
Guarantees for loans
On behalf of associated and participating interest companies	41	72
On behalf of others	6	4
Other guarantees
On own commitments	70	63
On behalf of others	3	6
Pension liabilities
Direct liabilities	3	3
Leasing commitments(2)
Commitments for 2003/2002	26	17
Commitments for subsequent years	107	65
Other commitments	31	42

(1)	The 2001 figure includes securities for Miramichi’s bond loans of €193 million.
(2)	The Group has also leased certain power plants under long-term agreements and uses the electrical power generated by these plants in its production. The Group has the right, but not the obligation, to purchase these power plants or shares therein. Leasing commitments are €20 million in 2003 and subsequently €118 million in aggregate from 2004 up to 2012. The Group estimates that the market value of these agreements exceeds the above commitment.

Other agreements

Directors’ pension commitments

The retirement age for the managing directors and certain other directors of Group companies has been fixed at 60-65 years.

Other commitments

The Group purchases some of its electricity from Pohjolan Voima Oy, in which it has a 40.37 percent stake. Pohjolan Voima Oy has a 56.8 percent stake in Teollisuuden Voima Oy, which owns one of the nuclear power plants operating in Finland. According to company documents of Pohjolan Voima Oy, shareholders purchase electricity produced by the company at a price that covers its production costs. This price has generally been below the average market price.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nominal and market values of the Group’s derivative agreements open at December 31

	Market value		Nominal value
	2002	2001	2002	2001
	(€ in millions)
Currency derivatives
Forward contracts	66	(18)	3,562	2,296
Options
Bought	—	—	—	—
Written	—	—	—	—
Swap contracts	6	(35)	249	297

	Market value		Nominal value
	2002	2001	2002	2001
	(€ in millions)
Interest rate derivatives
Forward contracts	(9)	(8)	6,553	8,715
Options
Bought	—	—	—	—
Written	—	—	—	—
Swap contracts	275	46	4,042	2,430

	Market value		Nominal value
	2002	2001	2002	2001
Other derivatives(1)
Forward contracts	(7)	(1)	33	45

(1)	Other derivatives include pulp, paper and electricity derivatives.

Interest rate derivatives are included under interest expenses during the period of validity of the contracts. Currency derivatives are included in the financial result at market value except for those relating to net currency flows, which are entered in the profit and loss account as the cash flow is credited or debited. The outcomes of other derivatives are entered in the profit and loss account as the cash flow is credited or debited.

Methods used to determine the current market values of derivative instruments

Derivative instruments are valued at the present value of the cash flows arising from them.

Financial risks

The objective of financial risk management is to protect the Group against unfavorable changes in financial markets and thus help to secure profitability. The objectives and principles for financing activities are defined in the Group’s Financial Policy approved by the Company’s Board of Directors.

In its financial risk management, various financial instruments are used within the limits specified in the Group’s Financial Policy. Only those instruments whose market value and risk profile can be continuously and reliably monitored are used for this purpose.

Funding and management of the financial risks are the responsibility of the Group Treasury department. Besides effective risk management, the department seeks to save costs and optimize the Group’s cash flows.

Foreign currency risk

Management of foreign currency exposure is divided into two parts: that relating to foreign currency flows and that relating to balance sheet items denominated in foreign currency.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The first concerns the 12-month forecasted commercial foreign currency flows and related hedging. Hedging 50 percent of the net foreign currency flow for the 12 months ahead is considered neutral. The overall hedging rate may vary between 25 and 100 percent, and the hedging rates for individual currencies between 0 and 100 percent.

The table below shows the nominal and market values of the hedging instruments as well as the middle rates at December 31, 2002:

Currency	Nominal value of hedging instruments	Market value of hedging instruments	Middle rates of hedging instruments
	(€ in millions)	(€ in millions)
USD	502	62	0.9337
GBP	314	10	0.6340
CAD	(92)	(12)	1.4699
SEK	75	—	9.2502
DKK	43	—	7.4499
JPY	42	(1)	114.25
NOK	40	(2)	7.7407
CHF	37	—	1.4400
Others	30	1

Total	991	58

The Group’s profit centers and subsidiaries use their own discretion in hedging their net foreign currency exposures, which they do through the Group Treasury department.

The Group’s financial results and competitiveness are also affected indirectly by the domestic currencies of its main competitors, principally the U.S. dollar, the Canadian dollar and the Swedish krona. Exposure to these risks is not hedged. However, the company’s own production in the United States and Canada reduce this risk.

The balance sheet position comprises foreign currency denominated debts and receivables. According to Group’s Financial Policy, the aim is a fully hedged position. At December 31, 2002 the balance sheet position was €344 million. It mainly comprises financial operations concerning China. Foreign currency risks associated with the shareholders’ equity of foreign subsidiaries are not hedged.

Interest rate risk

According to Group’s Financial Policy, the financing of foreign subsidiaries occurs in their own domestic currencies. As a consequence of this policy, the Group’s most important loan currencies are euro, U.S. dollar, British pound sterling and Canadian dollar. China is the only exception to this domestic currency rule.

The Group’s interest-bearing net debt (including derivatives) at December 31, 2002 was broken down by currency as follows:

Currency	Amount	Interest rate sensitivity(1)
	(€ in billions)	(€ in millions)
EUR	3.9	19
USD	0.6	2
GBP	0.1	—
CAD	0.6	2
Others	0.1	1

Total	5.3	24

(1)	Effect of a one percentage point rise in market rates of interest on the Group’s net interest expenses over the following 12 months.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At 31 December 2002, the average rate of interest on the net debt was 3.9 percent.

The Group’s Financial Policy with respect to the management of interest rate risk is to maintain an average interest fixing period of 12 months (+/ – 6 months) on its net debt portfolio. On the assumption that yield curves will be positive, this approach reduces interest costs in the long term. For this purpose, the Group enters into various derivative financial instruments, including forward contracts, options and swaps. As of December 31, 2002, the average interest fixing period on the Group’s net debt portfolio was 12 months.

Liquidity and refinancing risks

The Group seeks to maintain adequate liquidity under all circumstances by means of efficient cash management and restricting investments to those that can be realized quickly. In addition to cash funds of €425 million, at December 31, 2002 the Group had unused committed credit facilities amounting to €2.7 billion.

Refinancing risks are minimized by ensuring that the loan portfolio has a balanced maturity schedule and that loans have sufficiently long maturities. The average loan maturity at December 31, 2002 was 8.5 years (7.2 years at December 31, 2001).

Loan maturity schedule and credit facilities at December 31, 2002

Year	Interest bearing liabilities	Committed credit facilities	Used of committed credit facilities	Total
	(€ in millions)
2003	(784)	2,815	(590)	1,441
Short-term(1)	(526)	—	—	—
Long-term	(258)	—	—	—
2004	(313)	(447)	—	(760)
2005	(415)	(166)	—	(581)
2006	(210)	(2,093)	—	(2,303)
2007	(484)	(18)	—	(502)
2008	(277)	(39)	—	(316)
2009	(323)	(14)	—	(337)
2010	(174)	(14)	—	(188)
2011-	(2,319)	(24)	—	(2,343)

Total	(5,299)	—	(590)	(5,889)

(1)	It is assumed that all short-term loans raised from uncommitted credit facilities will be repaid.

At December 31, 2002, the most important financial programs currently in use are:

•	Domestic commercial paper program, €1 billion

•	Euro commercial paper program, USD 500 million

•	Belgian commercial paper program, €400 million

•	Medium term note program, €3 billion

•	Revolving credit facility, €895 million (matures 2003-2004)

•	Revolving credit facility, €2 billion (matures 2006)

Counterparty risks

Counterparty risk is defined as the risk that a counterparty will be unable to fulfill his contractual obligations. According to the Group’s Financial Policy, derivative instruments and investments of cash funds may be made only with a counterparty who meets a certain standard of creditworthiness.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

25.    Investments in shares

	Group holding percentage	Carrying Value
		(€ in millions)
Shares in associated and participating interest companies
AS Forestex, Estonia	34.25	2.5
Austria Papier Recycling Ges.m.b.H., Austria	33.32	0.1
Cervuctum Oy	37.50	0.0
Compania Forestal Oriental SA, Uruguay	38.38	26.2
Corenso United Oy Ltd	29.00	15.8
Oy Finnish Peroxides Ab	25.00	7.3
Kainuun Voima Oy	50.00	5.1
Kaygee Papers Private Limited, India	50.00	0.4
Kemiart Liners Oy	47.00	16.1
Oy Keskuslaboratorio—Centrallaboratorium Ab	38.65	0.7
Oy Metsä-Botnia Ab	47.00	506.6
Paperinkeräys Oy	22.98	3.2
Papier-Recycling Handelsges.m.b.H., Austria	50.00	0.1
Pohjolan Voima Oy	40.37	352.5
Powest Oy	43.41	3.6
RETS Timber Oy Ltd	50.00	1.3
Steveco Oy	34.32	13.5
Oy Transfennica Ab	27.14	0.9
Other		9.5

Total		965,4

	Number of Shares	Group holding percentage	Carrying Value
Other shares and holdings
Gasum Oy	1,060,000	2.00	11.8
Kemijoki Oy	100,797	4.13	167.0
Metso Corporation	19,922,115	14.62	173.5
Nokia Corporation	11,298,944	0.24	4.7
Polar Kiinteistöt Oyj	14,836,442	8.24	7.9
Sea Containers Ltd, A, U.S.A.	259,037	0.87	4.8
Other			34.8

Total			404.5

All companies are domiciled in Finland unless otherwise noted.

26.    Summary of differences between Finnish accounting practice and generally accepted accounting principles in the United States

The Group’s consolidated financial statements are prepared in accordance with Finnish accounting practice (“Finnish GAAP”), which differs in certain material respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Such differences include methods for measuring and presenting the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

I.    Reconciliation of profit and shareholders’ equity

The following is a summary of the significant adjustments to profit and shareholders’ equity required when reconciling such amounts recorded in the Group’s consolidated financial statements under Finnish GAAP to the corresponding amounts in accordance with U.S. GAAP.

Reconciliation of profit

			Year ended December 31,
			2002	2001	2000
			(€ in millions, except share and per share data)
Profit in accordance with Finnish GAAP			550	955	1,366
U.S. GAAP adjustments:
Business combinations	(a	)	(75)	(60)	85
Reversal of goodwill amortization	(b	)	124	—	—
Sale-leaseback transactions	(d	)	(2)	(2)	(9)
Capitalization of interest	(e	)	(15)	(6)	(14)
Employee benefits	(g	)	(4)	1	(14)
Derivative financial instruments	(h	)	37	(15)	14
Share stock options	(j	)	8	(5)	(21)
Restructuring costs	(k	)	6	10	—
Other	(l	)	6	14	—
Deferred taxes	(m	)	7	6	(48)
Deferred tax effect of U.S. GAAP adjustments			(14)	1	8

Net income before cumulative effect of change in accounting principle			628	899	1,367
Cumulative effect of change in accounting principle, net of taxes	(h	)	—	(19)	—

Net income in accordance with U.S. GAAP			628	880	1,367

Out of which:
Income from continuing operations			625	896	1,368
Income (loss) from discontinued operations	26.II.	(e)	3	3	(1)
Cumulative effect of change in accounting principles			—	(19)	—
Earnings per share in accordance with U.S. GAAP:	(n	)
Basic earnings per share			€2.42	€3.55	€5.32
Income from continuing operations			€2.41	€3.62	€5.32
Income from discontinued operations			€0.01	€0.01	—
Cumulative effect of change in accounting principles			—	€(0.08)	—
Diluted earnings per share			€2.40	€3.51	€5.25
Income from continuing operations			€2.39	€3.58	€5.25
Income from discontinued operations			€0.01	€0.01	—
Cumulative effect of change in accounting principles			—	€(0.08)	—
Basic weighted average number of shares (thousands)			259,468	247,892	256,817
Diluted weighted average number of shares (thousands)			262,891	251,992	261,144

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliation of shareholders’ equity

			As of December 31,
			2002	2001
			(€ in millions)
Shareholders’ equity in accordance with Finnish GAAP			6,920	6,810
U.S. GAAP adjustments:
Business combinations	(a	)	1,096	1,301
Reversal of goodwill amortization	(b	)	124	—
Revaluations	(c	)	(745)	(737)
Sale-leaseback transactions	(d	)	(219)	(217)
Capitalization of interest	(e	)	99	114
Other shares and holdings	(f	)	181	478
Employee benefits	(g	)	(257)	(189)
Derivative financial instruments	(h	)	14	(23)
Treasury shares	(i	)	—	(38)
Restructuring costs	(j	)	16	10
Other	(k	)	18	8
Deferred taxes	(l	)	(187)	(194)
Deferred tax effect of U.S. GAAP adjustments	(m	)	268	170

Shareholders’ equity in accordance with U.S. GAAP			7,328	7,493

Roll-forward analysis of shareholders’ equity under U.S. GAAP

	As of December 31,
	2002	2001	2000
	(€ in millions)
Balance in accordance with U.S. GAAP, beginning of year	7,493	7,157	6,810
Dividends approved and paid	(388)	(371)	(557)
Purchase of treasury shares	—	(152)	(279)
Issue of shares	—	461	—
Conversion of convertible bond loans to shares	30	11	21
Change in cumulative currency translation adjustment	(181)	46	35
Changes in net unrealized holding gain on available-for-sale securities, net of tax of €86 in 2002, €218 in 2001 and €106 in 2000	(211)	(532)	(258)
Additional minimum pension liability, net of tax of €24 in 2002 and €7 in 2001	(35)	(12)	(3)
Deferred compensation	—	—	(3)
Additional paid in capital (stock-based compensation)	(8)	5	24
Net income for the year in accordance with U.S. GAAP	628	880	1,367

Balance in accordance with U.S. GAAP, end of year	7,328	7,493	7,157

(a)    Business combinations

Acquisition of Haindl’sche Papierfabriken KGaA in November 2001

On November 30, 2001, UPM-Kymmene purchased 100 percent of Haind’sche Papierfabriken KGaA (“Haindl), a German producer of publication papers and low-cost newsprint and an industry leader in the use of recycled fiber. The aggregate purchase price was €3,652 million, including €3,233 million of cash and common stock valued at €419 million under Finnish GAAP. At the same time, UPM-Kymmene entered into a separate and definitive back-to-back agreement to sell two of Haindl’s paper mills to the Norwegian paper producer Norske Skogindustrier ASA (“ Norske”) for €1,027 million. Both transactions took place simultaneously and therefore the net consideration paid by UPM-Kymmene for Haindl was €2,625 million. As result of these transactions, UPM-Kymmene owns four mills located in Augsburg, Schongau and Schwedt an der Oder, Germany, and Steyrermühl, Austria. Management believes that the purchase of these four mills greatly strengthens UPM- Kymmene’s position as a local player in Europe’s most important markets. Management believes that the

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

products of these mills complement UPM-Kymmene’s own product range and improve the company’s ability to serve its customers.

The acquisition was recorded using the purchase method of accounting under both Finnish GAAP and U.S. GAAP. Thus, from December 1, 2001, 100 percent of Haindl’s net assets and results of operations have been recorded in UPM-Kymmene’s consolidated financial statements.

Under Finnish GAAP, goodwill has been determined as the difference between the purchase price and the book value of the net assets acquired. Such goodwill is being amortized over 20 years on a straight-line basis. Under U.S. GAAP, goodwill has been determined as the difference between the purchase price and the fair value of the net assets acquired. This goodwill is not being amortized but is subject to regular impairment tests.

Equity shares issued by UPM-Kymmene as purchase consideration have been valued under Finnish GAAP based on average share prices between March 30, 2001 and May 16, 2001. Under U.S. GAAP, such shares are valued based on average share prices shortly before and after the acquisition was publicly announced. This has resulted in a €42 million increase in paid in capital and a net consideration of €2,667 for U.S.GAAP purposes.

Acquisition of Repap Enterprises Inc in October 2000

On October 16, 2000, UPM-Kymmene purchased 100 percent of Repap Enterprises Inc. (“Repap”) for €137 million in cash and assumption of €902 million in debt. Repap is a Canadian company operating an integrated publications paper complex in Miramichi, New Brunswick (Canada). Repap’s main operating subsidiary, Repap New Brunswick Inc., was renamed “UPM-Kymmene Miramichi Inc.” after the acquisition. The acquisition was recorded using the purchase method of accounting under both Finnish GAAP and U.S. GAAP. Thus, from October 17, 2000, 100 percent of Repap’s net assets and results of operations have been recorded in UPM-Kymmene’s consolidated financial statements. A portion of the purchase price has been allocated to assets acquired and liabilities assumed based on their estimated fair market value at the date of acquisition. Under Finnish GAAP, €128 million of the initial goodwill has been written down. Under U.S. GAAP, this Finnish GAAP write-down of goodwill has been reversed.

Other acquisitions

Certain significant business combinations occurring between 1989 and 1996 have been accounted for using the pooling of interests method under Finnish GAAP. Under U.S. GAAP, these transactions are required to be accounted for using the purchase method. The more restrictive conditions for pooling of interests accounting under U.S. GAAP which impacted the accounting treatment for such business combinations included post-combination asset disposal, the independence of the combining companies and pre-combinations changes in equity interests. The adjustments from Finnish GAAP to U.S. GAAP for these business combinations affect a number of financial statements line items as of their respective acquisition dates, but are disclosed in total within the “Business Combinations” adjustment. Any pre- and post-combination differences arising from these entities are reflected in reconciling adjustments other than “Business Combinations” as appropriate.

Translation of goodwill

Under Finnish GAAP, the Group records goodwill arising on the acquisition of foreign subsidiaries at the corporate level based on historical foreign exchange rates prevailing at the acquisition date.

Under U.S. GAAP, goodwill is pushed down to the subsidiary and maintained in the original foreign currency. At each balance sheet date, the goodwill is translated at the closing foreign exchange rate, with gains and losses recorded as a component of shareholders’ equity.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The total impact of all business combinations’ adjustments on the reconciliations of net income and shareholders’ equity to U.S. GAAP is summarized below:

	Year ended December 31,
	2002	2001	2000
	(€ in millions)
Net income
Cost of goods sold	—	(14)	—
Amortization of goodwill	—	(28)	(17)
Depletion of forest assets	(11)	(18)	(16)
Amortization of intangible assets	(34)	(9)	—
Depreciation of tangible assets	(79)	(9)	(2)
Other operating income	(5)	(19)	(8)
Share of results of associated companies	(6)	(7)	(7)
Costs and expenses	15	19	126
Deferred taxes	45	25	9

Total	(75)	(60)	85

Shareholders’ equity
Goodwill	(288)	(174)	418
Other intangible assets	131	148	(3)
Land and water	980	998	943
Buildings	172	184	2
Machinery and equipment	654	744	47
Other shares and holdings	16	21	40
Shares in associated companies	219	225	231
Long term debt	(11)	(14)	—
Deferred tax liabilities	(771)	(813)	(358)
Other liabilities	(6)	(18)	(23)

Total	1,096	1,301	1,297

(b)    Reversal of goodwill amortization

Under Finnish GAAP, goodwill is amortized over its estimated useful life. Under U.S.GAAP, prior to 2002, goodwill was amortized over its useful life with the exception of goodwill arising on acquisitions made after June 30, 2001, which was not amortized as required by the transition provisions of SFAS No. 141 Business Combinations (FAS 141). Further, effective January 1, 2002, in accordance with SFAS No.142 Goodwill and Other Intangible Assets (FAS 142), the Group discontinued amortization of all other goodwill. This results in a reversal of goodwill amortization charges under Finnish GAAP.

The following table shows net income under U.S. GAAP for the year ended December 31, 2002, and pro forma net income for the years ended December 31, 2001 and 2000, exclusive of goodwill amortization:

	Year ended December 31,
	2002	2001	2000
	(€ in millions)
Net income as reported under U.S. GAAP	628	880	1,367
Add back: Goodwill amortization	—	73	40
Adjusted net income	628	953	1,407
Basic earnings per share:
Net income as reported under U.S. GAAP	2.42	3.55	5.32
Goodwill amortization	—	0.29	0.16
Adjusted net income	2.42	3.84	5.48
Diluted earnings per share:
Net income as reported under U.S. GAAP	2.40	3.51	5.25
Goodwill amortization	—	0.29	0.15
Adjusted net income	2.40	3.80	5.40

(c)    Revaluations

As permitted under Finnish GAAP, certain assets have been revalued in prior years. €158 million of these revaluation reserves were previously transferred to share capital as allowable under the Finnish Companies Act

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

in limited circumstances. In addition, the Group records its share of revaluations reserves in equity investees through retained earnings. U.S. GAAP generally does not allow such revaluations except in certain respects involving business combinations.

(d)    Sale-leaseback transactions

The Group and its acquirees have entered into several transactions for the sale and leaseback of certain non-current assets. Payments are generally made over 15 to 25 years and, as of December 31, 2002, are due through 2012.

Under Finnish GAAP, these transactions have been accounted for under the sale-leaseback method, whereby a sale is recorded, the asset is removed from the balance sheet, the gain or loss is recognized in the profit and loss account and the leaseback is accounted for as an operating lease.

Due to the Group’s continuing involvement with the assets, the sale-leaseback transactions are classified as financing arrangements under U.S. GAAP. The assets continue to be accounted for in accordance with the Group’s normal accounting policies. Rental payments are applied to the principal of the related liability as well as to interest expense.

For U.S. GAAP purposes, the liability for such financings as of December 31, 2002 and 2001 would increase long-term debt by €293 million and €293 million, respectively, and the current portion of long-term debt by €3 million and €6 million, respectively. As of December 31, 2002 and 2001, excluding the impact of purchase accounting fair value adjustments as discussed under paragraph (a) above of this section, non-current assets would increase by €77 million and €82 million, respectively.

(e)    Capitalization of interest

U.S. GAAP requires the interest costs incurred during the construction of qualifying assets to be capitalized and amortized over the life of the assets. Under Finnish GAAP, the Group generally expenses such interest costs; however, interest costs have been capitalized on certain large construction projects.

For purposes of U.S. GAAP, additional amounts of interest expense amounting to €7 million, €13 million and €4 million have been capitalized during the years ended December 31, 2002, 2001 and 2000, respectively. Amortization of capitalized interest was €19 million, €19 million and €18 million for each of the years ended December 31 2002, 2001 and 2000, respectively. The net capitalized interest cost charged to the income statement in connection with assets sold was €3 million in 2002 and nil in both 2001 and 2000.

(f)    Other shares and holdings

Under Finnish GAAP, the Group’s marketable investments are recorded at cost and classified in investments held as non-current assets. Changes in market value are generally not recognized until realized.

Under U.S. GAAP, the Group’s investments in equity securities with readily determinable market values are classified as available-for-sale securities, recorded as a separate balance sheet line item within non-current assets and reported at fair value, with unrealized gains and losses excluded from earnings and reported, net of applicable taxes, as a separate component of shareholders’ equity.

Available-for-sale securities in accordance with U.S. GAAP are summarized as follows:

	U.S. GAAP cost(1)	Gross unrealized holding gains	Gross unrealized holding losses	Market Value
	(€ in millions)
December 31, 2002	252	137	2	387
December 31, 2001	256	432	—	688

(1)	U.S. GAAP cost is comprised of the acquisition price plus the step-up in fair value of other shares and holdings as a result of the business combinations discussed in paragraph (a).

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Proceeds from sales of available-for-sale securities were €83 million, €288 million and €489 million during the years ended December 31, 2002, 2001 and 2000, respectively. Gross gains of €73 million, €255 million and €480 million and gross losses of nil, €5 million and nil were realized on those sales during the years ended December 31, 2002, 2001 and 2000, respectively. Realized gains and losses on sales of investments are determined on an average cost basis.

(g)    Employee benefits

The Group operates a mixture of pension schemes in accordance with the local conditions and practices in the countries in which it operates. Such benefit plans vary according to the customary benefit plans prevailing in the country concerned. Most of these programs are defined benefit pension schemes with retirement, disability, death and termination income benefits. The retirement income benefits are generally a function of years of employment and final salary with the company and are generally coordinated with local national pensions. Generally, the schemes are either funded through payments to insurance companies or to trustee-administered funds as determined by periodic actuarial calculations or the obligations are assumed directly by the Group. In addition, there exists multi-employer pension arrangements and defined contribution pension arrangements.

Under Finnish GAAP, pension expense is generally recorded in accordance with local accounting practices in the countries in which employees are provided with such benefits.

Under U.S. GAAP, pension expense is recorded on a full accrual basis and reflected in the statement of profit and loss over the working lives of the employees provided with such benefits. The economic and demographic assumptions used in calculating pension expense are required to be reviewed and updated periodically to the extent that local market economic conditions and demographics change. Furthermore, under U.S. GAAP, an additional minimum pension liability is recorded for plans where the accumulated benefit obligation exceeds the fair value of the plan assets. For these plans, an intangible asset is recorded up to the extent of unrecognized past service costs. The balance is recorded as a separate component of shareholders’ equity (other comprehensive income), net of applicable income taxes. Under U.S. GAAP, the Group has estimated the effect on net income and shareholders’ equity assuming the application of Statement of Financial Accounting Standards (“SFAS”) No. 87: Employers’ Accounting for Pensions as of January 1, 1994. (The adoption of SFAS No. 87 on the actual effective date of January 1, 1989 was not feasible). As of January 1, 1994, an unrecognized transition obligation was recorded and is being amortized over the then average future working lifetime of employee participants commencing January 1, 1989, with appropriate adjustments for business combinations subsequent to 1988.

Net periodic benefit cost in accordance with U.S. GAAP for the years ended December 31, 2002, 2001 and 2000 is comprised of the following:

	Year ended December 31, 2002		Year ended December 31, 2001		Year ended December 31, 2000
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	(€ in millions)
Service cost	32	21	30	16	30	12
Interest cost	22	31	23	31	23	21
Expected return on plan assets	(9)	(33)	(9)	(34)	(8)	(26)
Amortization	7	2	9	1	10	—
FAS 88 events	—	1	—	—	—	(1)

Net periodic benefit cost	52	22	53	14	55	6

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of December 31, 2002		As of December 31, 2001
	Domestic	Foreign	Domestic	Foreign
	(€ in millions)
Change in benefit obligation
Benefit obligation as of beginning of year	416	712	419	453
Service cost	32	21	30	16
Interest cost	22	31	23	31
Employee contributions	—	3	—	4
FAS 88 events	—	1	—	—
Plan amendments	—	1	—	—
Acquisitions	—	—	—	208
Other adjustments	—	—	—	2
Actuarial loss (gain)	(62)	57	(22)	13
Benefit paid	(41)	(35)	(34)	(21)
Foreign currency effect	—	(52)	—	6

Benefit obligation as of end of year	367	739	416	712

Change in fair value of plan assets
Fair value of plan assets as of beginning of year	160	396	153	386
Actual return on plan assets	15	(32)	7	2
Employer contribution	40	26	34	17
Employee contributions	—	3	—	4
Acquisitions	—	—	—	1
Benefits paid	(41)	(35)	(34)	(21)
Foreign currency effect	—	(42)	—	7

Fair value of plan assets as of end of the year	174	316	160	396

Funded status
Funded status as of end of year	(192)	(423)	(256)	(316)
Unrecognized transition obligation	10	2	21	2
Unrecognized prior service cost	(69)	1	(77)	1
Unrecognized actuarial loss (gain)	41	170	114	60

Accrued benefit cost	(210)	(250)	(198)	(253)

Amounts recognized in the consolidated balance sheet
Accrued benefit liability	(283)	(361)	(271)	(341)
Prepaid benefit cost	73	27	73	63
Intangible assets	—	1	—	1
Accumulated other comprehensive income	—	83	—	24

Net amount recognized	(210)	(250)	(198)	(253)

Accumulated benefit obligation, projected benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets is as follows:
Accumulated benefit obligation	190	525	179	372
Projected benefit obligation	192	563	254	403
Fair value of plan asset	—	210	—	138
Other events affecting balance sheet
Acquisitions	—	—	—	207
Weighted average rate assumptions used in determining pension costs and the projected benefit obligation.
Discount rate	5.50%	5.81%	5.80%	6.43%
Expected rate of compensation increase	3.75%	3.78%	4.00%	3.68%
Expected return on plans assets	5.50%	8.63%	5.50%	8.63%

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Plan assets are held in separately administered trusts. The assets of the domestic pension plans consist principally of loans to the Group (see paragraphs (II)(i) and (II)(l)) and real estate, and the assets of the foreign pension plans consist principally of publicly traded debt and equity securities and mutual funds.

The above amounts for foreign pension plans include certain other post-retirement benefits which are not significant to the Group.

The Group is in the process of terminating most of its defined benefit plans in the United States related to its Blandin operations. The termination process is subject to regulatory approval and is expected to be completed in late 2003 or early 2004. The plans included in this process include the following elements:

	Year ended December 31,
	2002	2001
	(€ in millions)
Funded Status at end of year
Projected benefit obligation	(111)	(95)
Accumulated benefit obligation	(111)	(95)
Fair Value of plan assets	93	118

(Unfunded) Funded Status	(18)	23

Amounts recognized in the consolidated balance sheet
(Unfunded) Funded Status	(18)	22
Unrecognized net loss	48	15

Pre-paid benefit cost	30	37
Additional minimum liability	(48)	—

Net amount recognized	(18)	37

Under U.S. GAAP, at the date of the settlement, the pension benefit obligation must be remeasured based on the cost of annuities and plan assets must be remeasured at the fair value. The gain or loss resulting from the remeasurement (i.e., the increase or decrease in the pension benefit obligation and plan assets) is an actuarial gain or loss that is included in unrecognized net gain or loss prior to effecting settlement accounting. The gain or loss on a settlement is recognized when the event of settlement occurs.

(h)    Derivative financial instruments

Under Finnish GAAP, the Group records currency and commodity derivatives relating to net cash flows in the profit and loss account as such cash flows are received or paid; any unrealized gains and losses are deferred at reporting period end. Currency derivatives related to balance sheet items are marked to market. Interest rate derivatives relating to interest payments on the Group’s net debt are recorded in the profit and loss account along with the interest payments on the net debt according to the accrual method.

Under U.S. GAAP, the Group has designated certain of its interest rate swaps as qualifying fair-value hedge instruments, and accordingly has recorded changes in the fair value of these swaps and the related items being hedged in the profit and loss account. Hedge effectiveness for these interest rate swaps has been assessed on a regular basis, with any ineffective portions of these hedges being recognized in earnings. All other derivative financial instruments held by the Group are not designated as qualifying hedge instruments and, accordingly, changes in their fair values have been recorded in the profit and loss account.

The Group has also reviewed its contractual arrangements for the existence of embedded derivatives that should be separately accounted for under SFAS 133. Embedded derivatives identified as a result of this review have been recorded separately from their host contracts at fair value, with changes in fair value recognized currently in their profit and loss account.

On January 1, 2001, the Group adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”) as amended by SFAS 137, SFAS 138 and the Derivatives Implementation Group (DIG). On this date, the Group recorded a net cumulative-effect-type transition adjustment of €19 million to bring its accounting for derivative financial instruments into compliance with SFAS 133.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accordingly, all derivatives have been recorded at fair value in the Group’s balance sheet based on market valuations as of January 1, 2001. The difference between the previous carrying amount of certain qualifying fair-value hedge derivatives and their fair values has been reported as a transition adjustment. The Group has also recognized offsetting gains and losses on hedged liabilities by adjusting their carrying amounts at that date. Certain deferred amounts on derivative instruments that were previously reported independently as assets in the Group’s balance sheet at the date of initial application have been derecognized and reported as part of the transition adjustment in the profit and loss account.

(i)    Treasury shares

Under Finnish GAAP, a company’s own shares are recorded at cost under non-current assets. Under U.S. GAAP, when a company’s own shares are repurchased, the shares are shown as a deduction from shareholders’ equity. Upon the formal or constructive retirement of treasury stock, the applicable nominal value is deducted from the appropriate share capital account and the excess of the cost of treasury stock over its nominal value is charged to retained earnings.

(j)    Share-based compensation

On March 25, 1998, the shareholders approved the issuance of 6,000,000 stock options conferring a right to subscribe an aggregate of 6,000,000 shares of the Company to key personnel worldwide as part of the employee incentive program. The stock options comprised three classes with 2,000,000 in each class. Class A stock options are exercisable during the period commencing April 1, 2001 through April 30, 2005 based on an initial exercise price of €30.95 per share, class B stock options during the period commencing April 1, 2003 through April 30, 2005 based on an initial exercise price of €35.99 per share, and Class C stock options would have been exercisable from April 1, 2003 through April 30, 2005 based on an initial exercise price of €51.63. The exercise price for all stock options is being reduced by the amount of dividends distributed after May 1, 1998 and before the date of the share subscription. Starting in April 2001 and April 2003, respectively, Class A and B stock options have been quoted and traded on the Helsinki Exchanges.

On March 19, 2002, the shareholders cancelled the Class C stock options issued in 1998 and approved an additional issuance of 7,600,000 stock options conferring a right to subscribe an aggregate of 7,600,000 shares of the Company for the key personnel. The new stock options comprise two classes with 3,800,000 in each class. Class D stock options are exercisable during the period commencing April 1, 2004 through April 30, 2007 based on an initial exercise price of €43.90 per share. Class E stock options are exercisable during the period commencing April 1, 2005 through April 30, 2008 based on an initial exercise price being the trade-weighted average price of UPM-Kymmene Corporation’s share quoted on the Helsinki Exchanges during the period from April 15, 2003 through May 15, 2003 plus an increment of 10 percent. The exercise price for these stock options is being reduced by the amount of confirmed dividend on the record date of dividend distribution and before the date of the share subscription.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock option activity is as follows:

	Stock options	Weighted average Exercise Price	Weighted Average Remaining Contractual Life
	(number)	(€)	(months)
Balance on January 1, 2000	3,855,000	33.47	64

Cancelled	(130,000)	31.58

Balance on December 31, 2000	3,725,000	30.18	52

Granted	155,000	30.28
Cancelled	(10,000)	30.44

Balance on December 31, 2001(1)	3,870,000	28.78	40

Granted	3,738,500	43.90
Cancelled	(26,500)	29.75

Balance on December 31, 2002(1)	7,582,000	36.91	40

(1)	As of December 31, 2002, 907,400 stock options with a weighted average exercise price of €25.50 had been traded on the Helsinki Exchanges (2001: 477,200, weighted average exercise price of €26.21) and remained unexercised.

Under Finnish GAAP, the Group does not recognize compensation expense for the stock options granted. Under U.S. GAAP, compensation expense associated with the stock options granted, in consideration for employee services received, is recognized based on the difference between the quoted market price of the company’s shares at the end of each reporting period and the current exercise price of each stock option, until the earlier of the exercise date and the date of sale on the Helsinki Exchanges if applicable. Changes in the quoted market price are reflected as an adjustment to deferred compensation and compensation expense in the periods in which the changes occur until the final exercise price is known. Following the recognition provisions of Accounting Principles Board Opinion No. 25: Accounting for Stock Issued to Employees, compensation cost recognized under U.S. GAAP was €5 million and €21 million for the years ended December 31, 2001 and 2000, respectively, and compensation income €10 million for 2002.

During 2002, 2001 and 2000, if the Group had determined compensation expense based on the fair value at the grant date for its share stock options under FAS 123, the Group’s earnings would have been increased or decreased to the pro forma amount indicated below (inclusive of tax effects):

	2002	2001	2000
	(€ in millions, except per-share data)
Net income
As reported	618	880	1,367
Pro forma	593	882	1,384
Earnings per share
As reported:
Basic	2.38	3.55	5.32
Diluted	2.36	3.51	5.25
Pro forma:
Basic	2.48	3.56	5.39
Diluted	2.46	3.52	5.32

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For this purpose, the fair value of the stock options granted is estimated on the date of grant using the Black-Scholes option-pricing model using the minimum value method with the following weighted-average assumptions:

	2002	2001
Risk Free interest rate	4.59%	4.88%
Expected dividend yield	4%	4%
Expected volatility	37%	44%
Assumed forfeiture	None	None
Expected life (years)	4	4
Weighted average fair value of stock options granted, each (€)	13.97	14.31

(k)    Restructuring cost

Under Finnish GAAP, the estimated costs of employee termination and other restructuring costs to existing activities are accrued based on management’s estimates at year end. Under U.S.GAAP, these costs are recorded in the period the benefits are communicated to the employees and if prior to the date of the financial statements management having the appropriate level of authority approves and commits the Group to the plan among other conditions. Accordingly, certain accruals have been reversed for U.S.GAAP purposes.

(l)    Other

Other adjustments required when considering the significant differences between Finnish GAAP and U.S. GAAP include:

Tangible assets

In connection with the closure of two paper machines in the Blandin paper mill in the United States (see note 26.II.d), under Finnish GAAP the Group recorded an impairment charge of €79 million, which included €8 million for a pulping-related asset. Under US GAAP, SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets (FAS 144), requires a two-step impairment test be performed for a group of assets that have the lowest identifiable set of cash flows. No impairment charge has resulted from the application of the FAS 144 recoverability tests to the pulping-related asset, and, therefore, no impairment should be recognized for U.S. GAAP purposes.

Under Finnish GAAP, the Group also reassessed the useful lives of the remaining paper machines in the Blandin paper mill. This resulted in a shorter useful life that was recorded as a catch-up adjustment (i.e., the difference between the carrying amount of the assets at the beginning of the year and the carrying amount that would have resulted if the shorter life had been used). Under U.S. GAAP, changes in accounting estimate are recorded prospectively (i.e., the carrying amount of the assets at the beginning of the period are depreciated over the remaining useful life based on the new estimate). Therefore, under U.S. GAAP no one-time adjustment has been recognized as a result of the new estimate.

Forest assets

Under Finnish GAAP, forest assets are stated at historical acquisition cost plus allowable revaluations. As of December 31, 2002 and 2001, the cost of forest assets included €548 million and €548 million, respectively, of revaluations made in previous years. Reforestation and other costs necessary to sustain, develop and grow the forests are expensed as incurred.

For purposes of U.S. GAAP, forest assets are stated at the lower of cost or estimated market value. Cost includes all expenditures incurred on acquisition of the forests (excluding land costs) plus reforestation and forestry development costs less depletions. Revaluations are not allowed under U.S. GAAP. Capitalized costs related to forest assets harvested each year are taken to the profit and loss account as depletions.

Under U.S. GAAP, capitalized reforestation costs were €15 million, €13 million and €10 million and depletion of forest assets was €9 million, €10 million and €9 million during the years ended December 31, 2002, 2001 and 2000, respectively.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Associated companies

In accordance with the equity method of accounting under Finnish GAAP and U.S. GAAP, the Group records its relative share of profits and losses reported by the associated companies. Accordingly, this adjustment includes the Group’s proportionate share of Finnish GAAP to U.S. GAAP adjustments to the net income of associated companies.

(m)    Deferred taxes

Under Finnish GAAP, the Group records deferred taxes on a full liability basis. Deferred taxes have not been provided on unremitted earnings of associated companies and certain purchase accounting differences.

Under U.S. GAAP, deferred tax assets and liabilities are recognized for all differences between the accounting and tax basis of assets and liabilities.

The net deferred tax liability under U.S. GAAP is reconciled as follows:

	As of December 31,
	2002	2001
	(€ in millions)
Net deferred tax liability under Finnish GAAP	645	666
Deferred taxes on unremitted earnings and certain purchase accounting differences	187	194
Deferred tax liabilities arising from historical business combinations (refer to paragraph (a) above)	771	813
Deferred tax effect of other U.S. GAAP adjustments	(268)	(170)

Net deferred tax liability provided in accordance with U.S. GAAP	1,335	1,503

(n)    Earnings per share

In accordance with U.S. GAAP, basic EPS is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the year. The computation of diluted EPS is similar to basic EPS, except that it assumes the potentially dilutive securities, such as convertible bonds, were converted to shares as of the beginning of the year. EPS has been calculated on a U.S. GAAP basis for the years ended December 31, 2002, 2001 and 2000 as follows:

	Year ended December 31,
	2002	2001	2000
	(€ in millions, except per share data)
Numerator for basic EPS—income available to common shareholders	628	880	1,367
Effect of dilutive securities:
Convertible bond loan	2	3	4

Numerator for diluted EPS—income available to common shareholders after assumed conversions	630	883	1,371

Denominator for basic EPS—weighted average shares (thousands)	259,468	247,892	256,817
Effect of dilutive securities (thousands):
Convertible bond loan	2,490	3,458	4,154
Share stock options	933	642	173

Denominator for diluted EPS—adjusted weighted average shares and assumed conversions (thousands)	262,891	251,992	261,144

EPS:
Basic	2.42	3.55	5.32
Diluted	2.40	3.51	5.25

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(o)    Consolidated statement of comprehensive income

Comprehensive income measured in accordance with U.S. GAAP for the years ended December 31, 2002, 2001 and 2000 is as follows:

	Year ended December 31,
	2002	2001	2000
	(€ in millions)
Net income in accordance with U.S. GAAP	628	880	1,367
Other comprehensive income, net of income taxes
—Unrealized holding gains	(211)	(532)	(258)
—Foreign currency translation adjustments	(181)	46	35
—Additional minimum pension liability	(35)	(12)	(3)

Comprehensive income in accordance with U.S. GAAP	201	382	1,141

Accumulated other comprehensive income, net of income taxes
—Unrealized holding gains	97	308	840
—Foreign currency translation adjustments	(78)	103	57
—Additional minimum pension liability	(50)	(15)	(3)

	(31)	396	894

(p)    Classification differences

Consolidated profit and loss account

In accordance with Finnish GAAP, the Group classifies the share of results in associated companies connected with the Group’s core business operations and capital gains on disposal of non-current assets as a component of operating profit. Under U.S GAAP, these items would be classified as a component of other income (expense).

Under Finnish GAAP, the Group has classified certain income and expense as extraordinary items. Under U.S. GAAP these items would be classified as a component of other income (expense).

Under Finnish GAAP, the Group classifies realized and unrealized gains and losses on foreign currency denominated transactions (including derivative financial instruments) in turnover, costs and expenses and financial income and expenses, as appropriate. In accordance with U.S. GAAP, realized and unrealized gains and losses on foreign currency denominated transactions (including derivative financial instruments) would be classified as component of other income (expense), net.

The aggregate foreign exchange gains (losses) included in the profit and loss account are as follows for the years ended December 31, 2002, 2001 and 2000:

	Year ended December 31,
	2002	2001	2000
	(€ in millions)
Classification under Finnish GAAP:
Turnover	(27)	13	(78)
Costs and expenses	1	(1)	(3)
Financial income and expenses	2	(5)	2

	(24)	7	(79)
U.S. GAAP adjustment for foreign currency derivative financial instruments (refer to paragraph (h) above)	37	(42)	(6)

Classification under U.S. GAAP:
Other income (expense), net	13	(35)	(85)

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Consolidated balance sheet

In addition to the classification differences previously discussed in this section, other differences exist in the balance sheet classification between Finnish GAAP and U.S. GAAP.

Under Finnish GAAP, the Group classifies certain cash overdrafts without a right of offset as a component of cash. In accordance with U.S. GAAP, cash overdrafts without a right of offset are classified as current liabilities.

Under Finnish GAAP, the Group classifies certain non-current receivables as current assets. The non-current receivables would be classified as non-current assets in accordance with U.S. GAAP.

Under Finnish GAAP, the Group classifies advance payments on stocks as a component of stocks. In accordance with U.S. GAAP, advance payments due within one year would generally be classified as a component of other current assets.

Under Finnish GAAP, the Group classifies prepayments and accrued income as a component of both current and non-current receivables. In accordance with U.S. GAAP, prepayments and accrued income would be classified as a component of other current assets and other non-current assets, respectively.

Under Finnish GAAP, the Group classifies the cost of certain items, including goodwill, software (and advance payments on software) and significant asset renewals and betterments as intangible assets. Such costs would be classified as other non-current assets in accordance with U.S. GAAP.

Under Finnish GAAP, the Group classifies other receivables within investments held as non-current assets. Such receivables would generally be classified as other non-current assets in accordance with U.S. GAAP.

Under Finnish GAAP, the Group classifies provisions as a line item separate from liabilities. In accordance with U.S. GAAP, provisions would be classified as either other current liabilities or other non-current liabilities, with pension provisions included in other non-current liabilities.

Under Finnish GAAP, deferred tax liabilities are not classified as either current or non-current. In accordance with U.S. GAAP, deferred tax liabilities are classified as either current or non-current depending on the nature of the underlying temporary differences.

Under Finnish GAAP, the Group has classified certain short-term debt refinanced on a long-term basis after December 31, 2001 as current liabilities. Under US GAAP, such debt would be classified as non-current liabilities as of December 31, 2001.

Consolidated cash flow statement

The Group reconciles operating profit to net cash from operating activities in the consolidated cash flow statement, providing for (i) the effects of all deferrals of past operating cash receipts and cash payments; (ii) the effects of all accruals of expected future operating cash receipts and cash payments; and (iii) the effects of all items in operating profit classified as investing or financing cash flows, such as gains or losses on sales on fixed assets. In accordance with U.S. GAAP, either the direct method or indirect method can be used to reconcile net income to net cash from operating activities.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following provides the reconciliation of net cash provided from operating activities under the indirect method:

	Year ended December 31,
	2002	2001	2000
	(€ in millions)
Profit for the financial period	550	955	1,366
Adjustments to reconcile net income to net cash provided by operating activities:
Share of results of associated companies	(60)	(82)	(153)
Depreciation	1,018	744	674
Foreign exchange loss	53	46	29
Net profit on sale of non-current assets, net of direct taxes paid	(32)	(251)	(228)
Provisions	31	26	2
Deferred income taxes	(30)	(17)	(34)
Other	43	128	44
Changes in operating assets and liabilities, net of effects of businesses acquired or sold
Stocks	(23)	26	(99)
Short-term receivables	78	85	64
Short-term liabilities	(199)	(15)	(26)

Net cash provided by operating activities	1,429	1,645	1,639

As specified in note (c) to the consolidated cash flow statement, the Group allocates income taxes paid to significant investing and financing activities, namely the sale of non-current assets. Such allocation is not permitted under U.S. GAAP.

Under Finnish GAAP, the amount received net of direct taxes paid related to the termination of the Champion agreement is classified as investing activities. In accordance with U.S. GAAP, such amount would be classified as operating activities.

The net increase or decrease in interest-bearing receivables would be classified as investing activities under U.S. GAAP.

II.    Additional disclosures

The following disclosures are included to comply with the United States Securities and Exchange Commission’s regulations for foreign registrants. As indicated, certain disclosures are presented on a Finnish GAAP measurement basis.

(a)    Consolidated statement of changes in shareholders’ equity

Under the articles of association, the Company’s issued share capital may not be less than €250 million and not more than €1,000 million. The issued share capital may be increased or reduced between these limits without amendment to the articles of association.

As of December 31, 2002 and 2001, the number of shares issued was 260,115,975 (of which none were held in treasury) and 259,893,223 (of which 1,175,398 were held in treasury), respectively. As of December 31, 2002, if the convertible bonds issued by the Company in 1994 are fully converted into 1,841,736 shares and all 11,600,000 shares attached to the share options distributed to the Group’s key personnel are also subscribed, the number of shares will rise to 273,557,711.

Finnish law prohibits the Company from distributing the portion of retained earnings represented by untaxed reserves and differences in accumulated depreciation between the Company’s financial statements and tax books. This amount is disclosed in note 18.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(b)    Acquisitions

MACtac acquisition

In August 2002, the Group entered into a stock purchase agreement with U.S. based Bemis Company Inc. (“Bemis”) to purchase MACtac, Bemis’ pressure-sensitive materials business for a total consideration of U.S.$420 million. The acquisition of MACtac was approved by the EU Commission in October 2002 and currently is awaiting the approval of the U.S. Department of Justice. On April 15, 2003, the Antitrust Division of U.S. Department of Justice filed a civil antitrust lawsuit to block the acquisition of MACtac. Either party may terminate the MACtac stock purchase agreement if closing has not occurred by April 30, 2003, unless the failure to close is due to a material breach by the party seeking to terminate the agreement. Pursuant to the Amendment to the MACtac Stock Purchase Agreement agreed by the parties in March 2003, the date was extended to July 31, 2003.

MACtac has five production plants in North America and one in Europe and a joint venture in Mexico. It would become a part of the Group’s Converting Materials Division upon the completion of the acquisition.

Haindl acquisition in November, 2001

For U.S. GAAP purposes, UPM-Kymmene has determined the fair values of the assets acquired and liabilities assumed from Haindl as of the acquisition date based on information currently available and on current assumptions as to future operations. UPM-Kymmene has obtained independent appraisals of the fair values of the acquired property, plant and equipment, and identified intangible assets, and their remaining useful lives. The Company has completed the review and determination of the fair values of the other assets acquired and liabilities assumed. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

At November 30, 2001
(€ in millions)
Current assets	790
Property, plant, and equipment	2,103
Intangible assets	300
Goodwill	940
Other non current assets	2

Total assets acquired	4,135
Current liabilities	(642)
Long-term debt	(400)
Other non current liabilities	(426)
Total liabilities assumed	(1,468)
Net assets acquired	2,667

Of the €300 million of acquired intangible assets, €118 million was assigned to customer relationships, €112 million to technology, €35 million to registered patents, €25 to rights to use water, €6 to order backlog and €4 to software. The rights to use water are considered to be indefinite-lived intangible assets and are therefore not subject to amortization. The remaining acquired intangible assets have a weighted-average useful life of approximately 8 years. The weighted-average useful lives per major class of these acquired intangibles are as follows:

Weighted-average useful life
Customer relationships	12 years
Technology	6 years
Patents	16 years
Order Backlog	1 month
Software	5 years

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The €940 million of goodwill was assigned to the magazines and newsprint segments in the amounts of €410 and €530, respectively. In connection with the acquisition, new tax basis is being determined for net assets acquired located in Germany. As a result, a portion of the total goodwill may be deductible for tax purposes. However, given the uncertainty of the outcome, the deferred tax impact of any tax basis adjustments has not been reflected in the purchase accounting. The Group will make any necessary adjustments when the uncertainty is resolved.

Rexam acquisition in February, 2001

On February 28, 2001 the Group completed the acquisition of 100 percent of the shares of Rexam Release B.V. and Rexam Release Inc. (collectively “Rexam”) for a purchase price of US$123 million. Rexam is involved in the manufacture of siliconized release materials for hygiene, labelling and technical applications. Rexam has three production plans located in the Netherlands and United States.

The Rexam acquisition has been accounted for as a purchase under both Finnish GAAP and U.S. GAAP and accordingly, the results of its operations from March 1, 2001 are included in the Group’s consolidated financial statements. The resulting goodwill is being amortized on a straight-line basis over 20 years.

Pro forma financial data

The following unaudited pro forma financial data for 2001 and 2000 presents certain profit and loss amounts for the Group as if the acquisitions of Haindl and Rexam had occurred at the beginning of each financial period. The profit and loss amounts presented for the year ended December 31, 2000 also include unaudited pro forma financial data for Repap as if it had been acquired at the beginning of the year. The unaudited pro forma financial data has been prepared in accordance with Finnish GAAP, and includes certain adjustments to reflect the assumed change in acquisition dates. The unaudited pro forma financial data does not include any adjustments for synergies resulting from these acquisitions, and does not purport to be indicative of the results of operations which would have occurred had the acquisitions actually occurred on the dates indicated, or which may result in future periods.

	Year ended December 31,
	2002	2001(1)	2000(2)
		(unaudited)
	(€ in millions)
Turnover	10,475	11,052	11,083
Net profit	550	1,005	1,332
Basic earning per share	2.12	3.88	4.42
Diluted earnings per share	2.10	3.83	4.37

(1)	The data in this column has been calculated as if the acquisitions of Haindl and Rexam had occurred on January 1, 2001.
(2)	The data in this column has been calculated as if the acquisitions of Haindl and Rexam and Repap had occurred on January 1, 2000.

(c)    Goodwill and Other Intangible Assets

In June 2001, the Financial Accounting Standards Board issued FAS 142. This statement addresses financial accounting and reporting for goodwill and other intangible assets. The Group adopted FAS 142 prospectively as of January 1, 2002. Under this standard, goodwill and other intangible assets that are deemed to have an indefinite life are no longer amortized. Separate intangible assets with finite lives continue to be amortized over their useful lives. Indefinite-lived assets are tested for impairment on an annual basis by applying a fair-value-based test. Goodwill is tested for impairment on an annual basis based on a two-step test. The first step requires a comparison of the fair value of each of the Group’s reporting units and the carrying amounts of net assets including goodwill related to each reporting unit. If the carrying amount exceeds a unit’s fair value, the second step of the impairment test is performed to measure the amount of impairment loss, if any. As of January 1, 2002, the Group performed the transitional impairment test under FAS 142 and compared the carrying amount for each reporting unit to its fair value, which was determined based on discounted cash flows. Upon completion of the

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

transitional test, the Group determined that there was no impairment of goodwill as of January 1, 2002. The Group also completed the annual impairment test required by FAS 142 as of September 30, 2003, which also resulted in no impairment charges.

The changes in the carrying amount of goodwill for the year ended December 31, 2002 measured on a US GAAP basis and allocated by reportable segment, are as follows:

	Magazine Paper	Newsprint	Fine & Speciality paper	Converting materials	Wood Products	Other Operations	Total
	(€ in millions)
Balance as of January 1, 2002	1,118	522	164	86	27	7	1,924
Acquisitions	6	7	—	—	4	—	17
Translation adjustments	(90)	—	(18)	(9)	—	—	(117)
Disposals	—	—	—	—	—	(1)	(1)
Balance as of December 31, 2002	1,034	529	146	77	31	6	1,823

The following disclosure relates to the Group’s other intangibles and has been prepared on a U.S. GAAP measurement basis:

	As of December 31, 2002		As of December 31, 2001
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(€ in millions)
Subject to amortization:
Customer relationships	118	11	118	1
Technology	112	22	112	2
Patents	40	7	40	4
Order backlog	6	6	6	6
Software	159	99	133	83
Intangible rights	203	113	207	95

Total	638	258	616	191

Not subject to amortization:
Rights to use water	168		168
Total	806		784

Amortization Expense:
For year ended December 31, 2002	67

Estimated Amortization Expense:
For year ended December 31, 2003	67
For year ended December 31, 2004	65
For year ended December 31, 2005	62
For year ended December 31, 2006	58
For year ended December 31, 2007	46

(d)    Blandin restructuring activities and impairment of long-lived assets

In 2002, the Board of Directors authorized the shutdown of its two oldest paper machines at the Blandin mill in Minnesota, United States. The paper machines were originally built in 1931 and 1963. Based on the machines’ age and production capacity, the Group decided that the paper machines were no longer competitive, irrespective of any future investment. The Blandin mill will continue to operate its two newer machines, which were built in 1975 and 1989. As a result of these initiatives, the Group also reassessed the useful lives of the newer machines.

Under Finnish GAAP, the Group recorded a pre-tax charge of €128 million as a result of the closures and reassessments of useful lives. This charge includes impairment of assets of €79 million. In addition, the Group recorded an accrual of €20 million for involuntary termination of approximately 300 employees and other

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

closing-related costs, as well as €20 million related to the settlement of Blandin’s pension and post retirement healthcare plans. The remaining balance relates to effect of the change in the useful lives of the newer machines, which was recorded under Finnish GAAP as a catch-up adjustment.

Under U.S. GAAP, the Group recorded a pre-tax charge of €76 million as a result of the restructuring initiatives. This charge includes impairment of assets of €71 million, as well as a pension-related expense of €5 million. The difference between U.S. and Finnish GAAP relate to different criteria for recognition of employee termination benefits and other costs to exit activities (see note 26.I.k), defined benefit pension accounting for plan settlement (see note 26.I.g), long-lived asset impairment methodology and accounting for change in useful life estimates (see note 26.I.l).

(e)    Discontinued operations

Effective January 1, 2002, the Group adopted SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets (FAS 144).” This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets, as well as the reporting of discontinued operations. FAS 144 requires a component of an entity that either has been disposed of or is classified as held for sale to be reported as discontinued operations if (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the Group as a result of the disposal transaction; and (b) the Group will not have any significant continuing involvement in the operations of the component after the disposal transaction. A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment, a subsidiary, or an asset group.

In October 2002, the Group sold its Walki Films packaging films business to Bemis Company Inc. for US$70 million (€70.9 million). The Walki Films business comprised the manufacturing of vacuum and modified atmosphere plastic films with operations in Finland and France. Walki Films was previously reported in Converting Materials reportable segment.

Under Finnish GAAP, the results from operations and sale of Walki Films have been classified as part of income from continuing operations. Under U.S. GAAP Walki Films should be classified as a discontinued operation in the statements of income. Net income and earnings per share under U.S.GAAP for prior years have been restated to reflect Walki Films as a discontinued operation. The revenues associated with the discontinued operations were €105 million, €123 million and €113 million for the years ended December 31, 2002, 2001 and 2000, respectively. The pretax income associated with the discontinued operations were €5 million, €5 million and €(1) million for each of the years ended December 31, 2002, 2001 and 2000, respectively. The gain on disposal, net of tax associated with the discontinued operations, was €9 million for the year ended December 31, 2002.

The assets and liabilities associated with the discontinued operations included on the consolidated balance sheets at December 31,2001 are as follows:

December 31,
2001
(€ in millions)
ASSETS
Accounts receivable	21
Inventory	20
Tangible assets	32
Total assets	73

LIABILITIES
Accounts payable	13
Total liabilities	13

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(f)    Income taxes

The Group’s profit before income taxes and minority interest under Finnish GAAP for the years ended December 31, 2002, 2001 and 2000 consists of the following:

	Year ended December 31,
	2002	2001	2000
	(€ in millions)
Profit (loss) before income taxes and minority interest
Domestic	811	1,207	1,907
Foreign	(22)	126	(48)

	789	1,333	1,859

The Group’s income tax expense under Finnish GAAP for the years ended December 31, 2002, 2001 and 2000 consists of the following:

	Year ended December 31,
	2002	2001	2000
	(€ in millions)
Current:
Domestic	206	337	470
Foreign	65	58	58

	271	395	528

Deferred:
Domestic	5	3	(32)
Foreign	(35)	(20)	(2)

	(30)	(17)	(34)

Total provision for income taxes	241	378	494

Current income tax expense is stated after the benefit arising from the utilization of loss carry-forwards amounting to €29 million, €40 million and €30 million in 2002, 2001 and 2000, respectively.

Estimated net operating loss carry-forwards amounted to €400 million (of which €237 million were attributable to the French subsidiaries) as of December 31, 2002 and €428 million (of which €304 million were attributable to the French subsidiaries as of December 31, 2001) respectively. The net operating loss carry-forwards in France do not expire. The remaining net operating loss carry-forwards expire at various dates and in varying amounts.

A reconciliation of the computed tax at the Finnish statutory tax rate and the income tax expense recognized in accordance with Finnish GAAP for the years ended December 31, 2002, 2001 and 2000 is as follows:

	Year ended December 31,
	2002	2001	2000
	(€ in millions)
Computed tax at Finnish statutory rate of 29%	229	387	539
Difference between Finnish and foreign rates	(8)	—	(3)
Non-deductible purchase price difference	54	24	61
Change in tax rates	(2)	(5)	(7)
Adjustment to valuation allowance	(17)	(23)	(20)
Tax losses with no tax benefit	7	27	15
Results of associated companies	(18)	(23)	(44)
Extraordinary items already taxed	—	—	(58)
Other	(4)	(9)	11
Income tax expense	241	378	494

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The tax effects of the temporary differences and carry-forwards that give rise to significant portions of the Group’s deferred tax liabilities and assets under Finnish GAAP as of December 31, 2002 and 2001 are as follows:

	As of December 31,
	2002	2001
	(€ in millions)
Deferred tax liabilities—non-current:
Tax over book depreciation	(745)	(814)
Revaluation of assets	(214)	(214)
Other temporary differences	(6)	(9)

Total deferred tax liabilities—non-current	(965)	(1,037)

Deferred tax assets—current	144	65

Deferred tax assets—non-current:
Net operating loss carry-forwards	100	158
Other temporary differences	76	185

Total deferred tax assets—non-current	176	343

Valuation allowance	—	(37)

Net deferred income tax liability	(645)	(666)

The Group has recorded a valuation allowance to reflect the estimated amount of deferred tax assets which may not be realized principally due to the expiration of net operating losses of foreign subsidiaries. The decrease in the valuation allowance from 2001 to 2002 primarily reflects changes in the realization estimates in connection with loss carry-forwards in the French subsidiaries.

(g)    Associated companies

The following table sets forth summarized unaudited financial information of Oy Metsä-Botnia Ab and Pohjolan Voima Oy on an aggregate basis:

	2002	2001
	(€ in millions)
Balance sheet data (as of December 31)
Current assets	788	843
Non-current assets	3,117	3,170
Current liabilities	375	498
Non-current liabilities	1,486	1,464
Minority interests	179	180
Profit and loss statement data (for the year ended December 31)
Net sales	1,704	1,827
Operating income	188	293
Net income	106	172

Dividends received from associated companies were €46 million, €85 million and €2 million for the years ended December 31, 2002, 2001 and 2000, respectively.

APRIL Alliance

In March 1998, UPM-Kymmene made a €106 million equity investment in Asia Pacific Forest Products (Suzhou) Pte (“AP Suzhou”), the Singapore-based company responsible for APRIL’s fine paper mill in Changshu, China. This investment gave UPM-Kymmene a 49 percent shareholding in AP Suzhou. In connection with this investment, UPM-Kymmene provided AP Suzhou with a short-term shareholder loan in the amount of US$121 million.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In December 1998, a US$250 million bank loan was negotiated with external lenders to provide further financing for the construction of the fine paper mill in Changshu. UPM-Kymmene, together with APRIL, issued a cash deficiency support deed relating to repayment of the US$250 million loan and payment of interest thereon. As part of the arrangement for this second financing, the US$121 million shareholder loan by UPM-Kymmene was repaid by AP Suzhou, following which UPM-Kymmene, in accordance with a prior agreement, loaned the funds further to APRIL to finance its Indonesian pulp and paper mill projects. This loan was secured with a pledge on the 49 percent of the shares of AP Suzhou owned by APRIL and exchangeable for a 15 percent interest in APRIL’s pulp mill in Riau, Indonesia.

In August 2000, UPM-Kymmene purchased the remaining 51 percent interest in AP Suzhou for €176 million in cash including acquisition costs. Thus, from September 1, 2000, 100 percent of AP Suzhou’s net assets have been recorded in UPM-Kymmene’s consolidated financial statements. Goodwill of €105 million has been recorded under Finnish GAAP and is being amortized straight-line over 20 years. Accordingly, the cash deficiency support deed issued by APRIL on the U.S.$250 million bank loan was withdrawn.

In 2002, UPM-Kymmene and APRIL agreed upon the extension of the term and the new conditions of the US$121 million loan. The US$121 million loan will be repaid through regular installments, the first of which have already been paid. The final maturity is December 31, 2006. The loan is secured by a pledge on 12 percent of APRIL’s pulp mill in Riau, Indonesia. As of December 31, 2002 the balance of the loan was US$93 million.

Pohjolan Voima Oy

The Group’s associated company Pohjolan Voima Oy (“PVO”) holds a 56.8 percent shareholding in Teollisuuden Voima Oy (“TVO”), which owns and operates a nuclear power plant in Olkiluoto, Finland. The operation of a nuclear power plant involves substantial potential costs and liabilities, and is governed by strict international, European Union and local nuclear regulatory regimes. Pursuant to the Nuclear Liability Act, the operator of a nuclear facility is strictly liable for damage resulting from a nuclear incident at the operator’s installation or occurring in the course of transporting nuclear fuels. Shareholders of power companies that own and operate nuclear power plants are not subject to liability under the Nuclear Liability Act.

In Finland, the future costs of conditioning, storage and final disposal of spent fuel, management of low and intermediate-level radioactive waste and nuclear power plant decommissioning are provided for by state-established funds funded by annual contributions from nuclear power plant operators. Pursuant to PVO and TVO shareholders’ agreements, the Group bears partial responsibility proportionate to its output share for the costs of management, cost determined by the Articles of Association of PVO and costs of disposal of nuclear waste produced by the Olkiluoto nuclear power plant. Even though contributions to such funds are sufficient to cover estimated future costs, the possibility exists that actual costs could exceed fund provisions and, if this were to occur, the Group would be partially responsible for any such excess costs, proportionate to its output share.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(h)    Leases

The Group leases certain tangible assets, including buildings, machinery and equipment, under long-term arrangements. As of December 31, 2002, the approximate future minimum lease payments under noncancelable leases that have initial or remaining noncancelable lease terms in excess of one year are as follows under Finnish GAAP:

	Operating(1)	Capital
	(€ in millions)
Year ending December 31:
2003	45	42
2004	41	44
2005	37	24
2006	35	3
2007	27	3
Thereafter	81	25

Total minimum lease payments	266	141

Less amount representing interest		(18)

Present value of net minimum lease payments		123
Less current maturities		(35)

Long-term obligation		88

(1)	Operating leases include the sale and leaseback of certain non-current assets which are accounted for as financing arrangements under U.S. GAAP as discussed in paragraph (I)(d).

Certain leases contain escalation clauses, renewal options, and/or purchase options. Rental expense under operating leases in accordance with Finnish GAAP amounted to €103 million, €88 million and €80 million during the years ended December 31, 2002, 2001 and 2000, respectively.

Under Finnish GAAP, amounts related to the capital lease of machinery and equipment included in tangible assets were €283 million and €300 million as of December 31, 2002 and 2001, respectively. Accumulated amortization with respect to these leased assets was €182 million and €179 million as of December 31, 2002 and 2001, respectively. Depreciation is calculated on a straight-line basis so as to write off the cost of the capitalized leased asset in accordance with the Group’s normal depreciation policy for tangible assets.

(i)    Loans

The subordinated convertible bond issue was launched on February 25, 1994 in the amount of €161 million. The bonds have a maturity of 10 years and carry a coupon of 6.5 percent. The Company has the right to terminate the issue from March 25, 1998 onwards and to repay the loan, with accrued interest, in full. Bondholders have the right to convert their bonds during the period April 1, 1994 to March 25, 2004, and each €1,682 bond entitles the holder to subscribe to 78 shares of the Company. The calculated conversion share price is €21.56 and the maximum potential increase in the share capital due to conversion of the bonds is €12.7 million (7,488,000 shares). As of December 31, 2002 and 2001, a total of 5,646,264 shares and 4,248,114 shares had been subscribed through conversion under the issue, of which 1,398,150 shares and 520,104 shares were subscribed during 2002 and 2001, respectively. In December 2002, the Company decided to exercise its right, under the terms and conditions of the issue, to redeem all unconverted bonds with a value of €40 million. If all the bondholders had exercised their conversion rights, the number of shares would have risen by 1,841,736 shares and the share capital by €3 million.

Loans from financial institutions consist of international bank borrowings with varying maturities and either fixed or floating interest rates. The loans from financial institutions are primarily arranged by the Group’s central treasury function with commercial banks and are denominated in various currencies, including euro and U.S. dollars. As of December 31, 2002, the interest rates of the long-term loans range from 1.9 to 6.3 percent and the loans mature at various dates and in various amounts through 2018.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Pension loans, as permitted in Finland, consist mainly of borrowings from pension insurance companies of a portion of amounts contributed for pensions during the year at specified interest rates. Principal payments on such loans are payable over 10 years. The Group may elect to borrow up to 40 percent of the total pension premiums for the year. As of December 31, 2002, the interest rates on such pension loans are regulated by the Finnish government and range from 3.3 to 6.0 percent with a weighted average of 4.21 percent.

As of December 31, 2002, the weighted average interest rate on short-term loans from financial institutions (before consideration of interest rate hedging instruments) was 3.2 percent. The Group’s committed credit facilities (both used and unused), amounting to €3.26 billion, are intended for working capital requirements and general corporate purposes as well as for a back-up of the commercial paper programs. Commitment fees of the committed facilities vary from 0.100 to 0.3 percent per annum.

The Group’s loans were collateralized by mortgages totaling €175 million.

The following presents the carrying amounts and estimated fair values of the Group’s long-term loans (including the current portion) as of December 31, 2002 and 2001:

	December 31, 2002		December 31, 2001
	Book Value	Fair Value	Book Value	Fair Value
	(€ in millions)
Bond loans	2,860	3,099	1,521	1,752
Convertible bond loans	40	40	70	114
Loans from financial institutions	1,388	1,313	2,736	3,255
Pension loans	730	716	806	808

(j)    Fair value of financial instruments

Fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation or sale.

The carrying amounts of cash in hand and at bank, current receivables and current liabilities approximates fair value because of the short maturity of these instruments. Estimates of fair value for other of the Group’s financial instruments have been made using the following methods and assumptions:

Other shares and holdings

The book value and fair value of other shares and holdings with a readily determinable market value are disclosed in paragraph (I)(f). The fair values were determined based on quoted market prices. For other shares and holdings for which there is not a readily determinable market value, the book value and estimated fair value is €167 million and €264 million, respectively, as of both December 31, 2002 and 2001.

Long-term loans

Fair value disclosures of the Group’s long-term loans as of December 31, 2002 and 2001 are disclosed in paragraph (II)(f). Fair values of long-term loans have been estimated as follows:

•	The fair value of the quoted long term loans, including the current portion, is based on the quoted market value as of December 31.

•	The fair value of fixed rate and market-based floating rate long-term loans is estimated using the expected future payments discounted at market interest rates.

Derivative financial instruments

Fair value disclosures for the Group’s derivative financial instruments as of December 31, 2002 and 2001 are presented in Note 24 to the consolidated financial statements. Fair values of derivative financial instruments have been estimated as follows:

•	Interest forward rate agreements and futures contracts are fair valued based on quoted market rates as of December 31.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	Forward foreign exchange contracts are fair valued based on the contract forward rates in effect as of December 31.

•	Foreign currency options are fair valued using a Black-Scholes valuation model based on the forward price of the options.

•	Interest and currency swap agreements are fair valued based on discounted cash flow analyses.

•	Commodity derivatives are fair valued based on quoted market rates as of December 31.

(k)    Segment information

In 2001, the Group reorganized its operating segments. Accordingly, the segment information for prior years has been restated to conform to the current operating structure. As a result, the Group’s operations are currently conducted in the following segments:

•	Paper Industry:

•	Magazine Papers

•	Newsprint

•	Fine and Speciality Papers

•	Converting Industry

•	Wood Products Industry

•	Other operations

The divisions integrated chemical pulp production into their financial reporting. In addition, the structure created the new Paper Industry profit responsible business area.

Magazine Papers.    The magazine paper division has been created from the former publication papers division. Magazine papers have high mechanical pulp content and are generally used in magazines, newspaper supplements, catalogues and direct mailings. The division manufactures both coated and uncoated papers. Coated magazine papers are mainly used in the manufacture of high-quality, multi-coated printed products including magazines, catalogues, brochures, direct mail advertising and other advertising materials. Uncoated papers are mainly used for magazines, weekend newspaper supplements, catalogues, and flyers.

Newsprint.    The newsprint division has also been created from the former publication papers division. The division produces standard newsprint and machine-finished uncoated papers. The end-uses include daily newspapers, direct mail, telephone catalogues and books.

Fine and Speciality Papers.    The division produces a complete range of coated and uncoated wood-free papers for graphic use and office communication. Fine papers are used for copying, non-impact printing, facsimile, direct mail advertising, brochures, and special interest magazines, while speciality papers include label papers, envelopes and packaging papers.

Converting Industry.    This division produces self-adhesive labelstock, siliconised release materials and industrial wrappings.

Wood Products Industry.    This division includes sawmilling, plywood manufacturing, joinery and the building supplies trade.

Other operations.    This includes forest and energy resources, logistics operations and real estate units, as well as the new ventures business unit. It also includes the share of net earnings of associated companies (mainly the chemical pulp company Metsä-Botnia) and the central administrative functions for the Group. The turnover of Other Operations comprises only sales outside the Group.

The accounting policies of the segments are these same as those for the Group as described in “Accounting policies.” All inter-segment sales prices are market-based, and all inter-segment sales are eliminated in consolidation.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The tables below present information on segment results and capital expenditures for the years ended December 31, 2002, 2001 and 2000. Total assets are not reported by segment as the Group does not produce such information internally.

	Turnover from external customers			Turnover from other operating segments			Operating profit
	Year ended December 31,			Year ended December 31,			Year ended December 31,
	2002	2001	2000	2002	2001	2000	2002	2001	2000
	(€ in millions)
Magazine papers	3,472	3,413	3,131	105	136	211	225	598	630
Newsprint	1,377	1,054	1,047	4	3	(2)	162	211	118
Fine and speciality papers	2,138	2,137	2,170	311	225	221	359	336	404
Converting materials	1,497	1,440	1,245	44	40	27	70	46	61
Wood products	1,408	1,385	1,414	81	78	76	37	27	75
Other operations	583	489	576	—	—	—	209	396	572

Total, Group	10,475	9,918	9,583	545	482	533	1,062	1,614	1,860

	Depreciation and value adjustments			Share of results of associated companies			Capital expenditures(1)
	Year ended December 31,			Year ended December 31,			Year ended December 31,
	2002	2001	2000	2002	2001	2000	2002	2001	2000
				(€ in millions)
Magazine Papers	492	343	299	—	—	—	188	1,556	1,244
Newsprint	196	93	87	—	—	—	84	1,503	54
Fine and speciality papers	190	171	161	—	—	(15)	153	391	665
Converting materials	59	56	42	—	—	—	68	215	70
Wood Products	49	43	46	—	1	1	69	137	94
Other operations	32	38	39	60	82	167	51	48	48

Total, Group	1,018	744	674	60	83	153	613	3,850	2,175

(1)	Amounts disclosed for capital expenditures include purchased businesses.

Turnover by geographic area for the years ended December 31, 2002, 2001 and 2000 is disclosed in Note 1 to the consolidated financial statements. Turnover is attributed to each country based on the destination of the sale. Tangible asset information by geographic area as of December 31, 2002 and 2001 is as follows:

	As of December 31,
	2002	2001
	(€ in millions)
Finland	4,731	4,889
Germany	1,230	1,359
United Kingdom	407	464
France	346	377
Austria	273	241
Other European Union	71	52
Other European countries	38	8
North America	723	987
Rest of world	434	557

Total	8,253	8,934

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(l)    Related party transactions

The Group holds shares in an associated company which entitles it to receive chemical pulp from this company. The Group holds a 47 percent interest in Oy Metsä-Botnia Ab (“Metsä-Botnia”), a joint venture between M-real Oyj (“M-real”) (formerly Metsä-Serla Oyj), and Metsäliitto Group. M-real is a Finnish paper producer, and Metsäliitto Group is a co-operative organization of Finnish forest owners. Metsäliitto Group is also the controlling shareholder of M-real. Chemical pulp produced by Metsä-Botnia is sold to the Group and to M-real at the market price less certain transportation and other costs. In 2002, the Group’s chemical pulp entitlement with respect to the production of Metsä-Botnia was 1.1 million tons per year. Metsä-Botnia merged with Metsä-Rauma, a second joint venture corporation with M-real and Metsäliitto Group, at the end of 2000. Following this merger, the combined entity continued to operate under the name Metsä-Botnia, and UPM-Kymmene continues to have a 47 percent interest in Metsä-Botnia. Total purchases of chemical pulp from Metsä-Botnia amounted to €265 million, €281 million and €424 million in 2002, 2001 and 2000, respectively.

The Group obtains most of the energy for its production units in Finland through the Group’s owned and leased power plants, as well as through ownership in power companies which entitle it to receive electricity and heat from those companies. A significant volume of the Group’s electricity procurement comes from (i) Pohjolan Voima Oy, a Finnish power producer in which the Group holds a 40.37 per cent equity interest and (ii) Kemijoki Oy, a Finnish hydropower producer in which the Group holds a 4.13 per cent equity interest. Pohjolan Voima Oy is also a majority shareholder in Teollisuuden Voima Oy, one of Finland’s two nuclear power companies. Such purchases of electricity totaled €140 million, €132 million and €116 million in 2002, 2001 and 2000, respectively. In accordance with the power companies’ respective articles of association and related shareholder agreements, the prices paid by the Group to the power companies are based on production costs, which are generally lower than market prices. Internal sales are priced at the prevailing market price.

Approximately 10 percent of the Group’s research and development activities is conducted by Oy Keskuslaboratorio—Centralaboratorium Ab (the Finnish Pulp and Paper Research Institute or “FPPRI”), in which the Group is one of four corporate owners with a 38.65 percent interest. The ownership in FPPRI provides the Group with fundamental research information regarding the Group’s main raw materials, major manufacturing processes and key product attributes. In addition to joint research at FPPRI, the Group also utilizes the institute for contract research in connection with product and process development. These services are provided on an arm’s-length basis and upon terms that the Group believes to be customary within the industry and generally no less favorable than would be available from unrelated third parties. In addition, FPPRI provides the Group contract research services at cost.

The Group purchases logistics and transport services from certain associated companies, the most significant of which is Oy Transfennica Ab, a Finnish shipping company engaged in the transport of cargo, primarily paper and other forest products, between Finland and the main European trading ports. Such purchases amounted to €18 million, €18 million and €25 million in 2002, 2001 and 2000, respectively. These purchases were made on an arm’s-length basis and upon terms that the Group believes to be customary within the industry and generally no less favorable than would be available from unrelated third parties.

The Group purchases raw materials from certain associated companies, the most significant of which is Paperinkeräys Oy, a Finnish company in which the Group has a 23 percent interest engaged in the procurement, processing and transport of recovered paper. Aggregate raw material purchases from associated companies amounted to €14 million, €13 million and €15 million in 2002, 2001 and 2000, respectively. Recovered paper is sold to the Group and other shareholders of Paperinkeräys Oy at a price which is determined using a contractual formula that takes into account the world market prices for recovered paper and the prices of other fiber raw materials, as well as costs relating to paper recovery. Haindl has a similar arrangement concerning recovered paper which is purchased from Austria Paper Recycling G.m.b.H., a company in Austria in which Haindl owns a 33 percent equity interest. The aggregate recovered paper purchases in Austria amounted to €27 million in 2002.

The Group is entitled to borrow amounts from its pension funds. As of December 31, 2002 and 2001, the Group’s long-term borrowings from its pension funds were €159 and €152, respectively. Interest expense associated with such borrowings amounted to €2 million in 2002, €8 million in 2001 and €8 million in 2000.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(m)    Commitments and contingencies

The Group is a defendant or plaintiff in a number of legal proceedings incidental to its operations. These lawsuits primarily involve claims arising out of commercial law issues.

Over the past few years, the Directorate-General IV of the European Commission (“DG IV”) has been conducting an EU-wide investigation on an alleged price-cartel in the newsprint market in Europe. On March 19, 1999 the DG IV issued to the Group a statement of objections, and informed the Group that it intended to pursue those producers of newsprint which its analysis most strongly indicated were part of this suspected price-cartel during the period from 1989 through 1995, including certain predecessor entities of the Group. The Group has responded to the DG IV by providing it with further information and denying all allegations. On 26 August 2002 the EU Commission informed UPM-Kymmene that it will cease the investigation of the price cartel concerning newsprint.

Except for the proceedings described above, the Group has not been involved in any legal, administrative or arbitration proceedings which management would expect to have a material adverse effect on the financial condition or results of operations of the Group, nor, so far as management is aware, are any such legal, administrative or arbitration proceedings either pending or threatened.

In the normal course of business, UPM-Kymmene Corporation and certain of its subsidiaries enter into various agreements providing financial or performance assurance to third parties on behalf of those subsidiaries. These agreements are entered into primarily to support or enhance the creditworthiness otherwise achieved by a subsidiary on a stand-alone basis, thereby facilitating the availability of sufficient credit to accomplish the subsidiaries’ intended business purposes. The maximum amounts of future payments by UPM-Kymmene Corporation on behalf of its subsidiaries under these guarantees are disclosed in note 24 to the financial statements under the “Other guarantees on own commitments” caption.

The Group also entered into various agreements to provide financial or performance assurance to third parties on behalf of certain affiliates and other third parties. These agreements are entered into primarily to support or enhance the creditworthiness otherwise achieved by these related parties and entities on a stand-alone basis. The Group has no collateral or other recourse provisions related to these guarantees. The maximum amounts of future payments by the Group on behalf of these parties under these guarantees are disclosed in note 24 to the financial statements under the “Guarantees” caption.

In the normal course of business, certain subsidiaries of UPM-Kymmene Corporation grant commercial guarantees to their customers to facilitate the customers to finance purchases of goods from the subsidiary. The Group has no collateral or other recourse provision related to these commercial guarantees, which mature within one year. The maximum potential amount of future payments under these guarantees amounted to €31 million and €42 million as of December 31, 2002 and 2001, respectively, as disclosed in note 24 to the financial statements under the “Other commitments” caption.

(n)    Other accounting policies and disclosures

Principal activities

UPM-Kymmene is a global forest industry group engaged in the production of paper, with an emphasis on the manufacture and sale of printing and writing papers. The Group is significantly vertically integrated with operations that are organized through three business areas: Paper Industry, Converting Industry and Wood Products Industry. The Group’s other operations include real estate, logistics, forest and energy.

The Group’s activities are centered on the European Union countries and North America, with production facilities in 17 countries.

Use of estimates

The preparation of financial statements under both Finnish GAAP and U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and the reported amounts of revenue and expenses in the reporting periods. Accounting estimates have been

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

employed in these financial statements to determine reported amounts, including realizability of certain assets, useful lives of tangible and intangible assets, income taxes and others. Actual results may differ from the estimates used in the financial statements.

Turnover (revenue) recognition

Turnover is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the sales price to the customer is fixed and determinable and collectibility is reasonably assured. Distribution costs are classified as costs and expenses in the consolidated profit and loss account.

Research and development

Total costs for research and development were €46 million, €45 million and €44 million in 2002, 2001 and 2000, respectively.

Tangible assets

Ordinary repairs and maintenance are generally charged to expense during the financial period in which they are incurred. However, significant renewals and betterments are capitalized as other capitalized expenditures and depreciated over their expected useful lives. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation and, as appropriate, any related revaluation from the accounting records with any resulting gain or loss reflected in the profit and loss statement.

Impairment of long-lived assets, investments and goodwill

The Group reviews all long-lived assets and investments for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the fair value of the asset; fair value is principally determined with reference to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized as a value adjustment is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

The Group continually evaluates the carrying value of goodwill. An impairment is recognized as a value adjustment when the expected future operating cash flows derived from the underlying businesses are less than the carrying value of the goodwill.

Assets to be disposed of

Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. As appropriate, fair value estimates incorporate adjusted depreciable lives of assets to be disposed of to the extent that depreciation and other operating costs will be recovered from remaining operating cash flows.

Stocks

The Group uses the first-in, first-out method of determining cost for substantially all stocks. To minimize the risk of excess or obsolete stock, the Group monitors stock levels and expected usage on a periodic basis and records write-downs as required.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Receivables

Trade receivables are recorded net of the following allowances for doubtful accounts:

	Balance at Beginning of Year	Additions	Deductions	Balance at End of Year
	(€ in millions)
December 31, 2002	7	13	10	10
December 31, 2001	5	7	5	7
December 31, 2000	5	7	7	5

Receivables from associated companies are recorded net of the following value adjustments:

	Balance at Beginning of Year	Additions	Deductions	Balance at End of Year
	(€ in millions)
December 31, 2002	44	—	39	5
December 31, 2001	51	—	7	44
December 31, 2000	55	—	4	51

Deferred taxes

A valuation allowance is established as a reduction of any deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The Group has not recognized deferred tax liabilities in respect of undistributed earnings of subsidiaries located in Finland and in the other European Union countries since, in most cases, such earnings can be transferred to the parent company without tax consequences. In addition, the Group does not provide deferred income taxes on undistributed earnings of other foreign subsidiaries because such earnings are intended to be permanently reinvested in those operations, except in specific situations where the Group has elected to distribute earnings of these other foreign subsidiaries.

Cash equivalents

For purposes of reporting cash flows, the Group considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. As of December 31, 2002 and 2001, time deposits, including certificates of deposit, included in cash in hand and at bank were €280 million and €184 million, respectively.

Dividends

Under the Finnish Companies Act, dividends are limited to the lesser of the Company’s and the Group’s distributable funds available at the end of the preceding financial year and are further subject to additional limitations. From January 2000, dividends have been denominated and paid in euros.

Dividends per share approved by the shareholders and paid during 2002, 2001 and 2000 (in respect of the 2001, 2000 and 1999 financial years, respectively) amounted to €1.50, €1.50 and €2.15, respectively. The dividend paid in 2000 includes an extra dividend of €0.90.

Other current liabilities

As of December 31, 2002 and 2001, €257 million and €343 million of commercial paper was included in other current liabilities, respectively.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivative financial instruments

As explained further in Note 24 to the consolidated financial statements, the Group uses derivative financial instruments for the purposes of hedging foreign currency exposures and managing interest rate risks which exist as part of its on-going international business operations. The Group’s financial policy is to use derivatives only for purposes of financial risk management, and leveraged transactions or structured securities.

Derivative financial instruments contain varying degrees of off-balance sheet risk whereby changes in market value may be in excess of the amounts recognized in the consolidated balance sheets. Additionally, these financial instruments expose the Group to credit risk arising from the potential inability of counterparties to perform under the terms of the contracts. Options written do not give rise to counterparty credit risk since they obligate the Group (not its counterparty) to perform. The Group attempts to limit its exposure to credit risk arising from the use of these financial instruments by dealing only with counterparty banks and financial institutions in accordance with the provisions of the Group’s financial policy as approved by the Board of Directors. Collateral or other security is generally not required except where it is common market practice.

Guarantees

Guarantees, as disclosed in Note 24 to the consolidated financial statements, are made in the ordinary course of business on behalf of affiliated companies and others in certain limited circumstances. These guarantees are entered into with financial institutions and other credit grantors and generally obligate the Group to make payment in the event of a default by the borrower. The guarantees have off-balance sheet credit risk which represents the accounting loss that would be recognized at the reporting date if the guaranteed parties failed to perform completely as contracted. The credit risk amounts are equal to the contractual amounts, assuming that the amounts are fully advanced and that no amounts could be recovered from other parties.

Environmental costs

Environmental expenditures that pertain to current operations or relate to future revenues are expensed or capitalized in accordance with the Group’s accounting policies. Expenditures that result from remediation of an existing condition caused by past operations, and do not contribute to current or future revenues, are expensed. Environmental accruals are recorded based on current interpretations of environmental laws and regulations when it is probable that the liability has been incurred and the amount of such liability can be reasonably estimated. Amounts accrued are not discounted and do not include third-party recoveries.

Concentrations of credit risk

Potential concentrations of credit risk with respect to trade and other receivables are limited due to the large number and geographic dispersion of companies that comprise the Group’s customer base. Customer credit limits are established and monitored, and on-going evaluations of customers’ financial condition are performed, but generally no collateral is required. In some circumstances, the Group has obtained credit insurance for certain qualified customers.

Supply risk

The Group’s manufacturing operations depend upon obtaining adequate supplies of appropriate raw materials in a timely manner. Certain Group companies may at times be substantially dependent on a limited number of suppliers of key resources due to availability, locale, price, quality and other considerations. Also, from time to time, suppliers may extend lead times, limit supplies or increase prices due to capacity constraints or other factors.

As a result, self-sufficiency in key resources is vital to the Group’s operations and the Group attempts to mitigate supply risk by producing many of its necessary resources in-house or obtaining them through associated companies. In addition, the Group works closely with its key suppliers around the world to ensure that adequate supplies are available for its use.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

If the Group were unable to obtain adequate supplies of raw materials in a timely manner, or if there were significant increases in the costs of raw materials, the Group’s results of operations could be adversely affected in the short term.

Reclassifications

Certain reclassifications have been made to prior-year amounts to confirm with the current year presentation.

(o)    New accounting standards

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 143, Accounting for Obligations Associated with the Retirement of Long-Lived Assets (SFAS 143). This standard will be effective for the Group from January 1, 2003. SFAS 143 provides guidance on accounting for retirement obligations associated with tangible long-lived assets. The standard requires that such obligations be capitalized as part of the assets’ cost at the time of initial recognition, with the related liability discounted to its fair value at the time of recognition. Income statement adjustments resulting from the adoption of SFAS 143 will be disclosed as a cumulative effect of a change in accounting principle The Group is currently assessing the impact that this new standard will have on its financial position and results of operations.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities (FAS 146). This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and can be measured at fair value. The provisions of this Statement are effective prospectively for exit or disposal activities initiated after December 31, 2002. The Company does not expect this statement to have a material impact on the financial statements.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 expands the existing disclosure requirements for most guarantees. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. FIN 45 will be effective to the Group on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in this Interpretation are effective for financial statements of periods ending after December 15, 2002. The disclosure requirements of FIN 45 are addressed in notes 24, 26.II.(k) and 26.II.(l) to the consolidated financial statements. The Group has not determined the impact that the adoption of recognition/measurement provisions will have on its consolidated financial position or results of operations.

In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46). Under that interpretation, certain entities known as “Variable Interest Entities” (VIE) must be consolidated by the ``primary beneficiary” of the entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE. For VIE’s in which a significant (but not majority) variable interest is held, certain disclosures are required. The measurement principles of this interpretation will be effective for the Company’s December 31, 2003 financial statements. The Group is currently assessing the impact of FIN46 on its financial position and results of operations.

(p)    Subsequent events

On January 21, 2003, the Company issued US$250 million of 5.50% notes due in 2018 (the “Notes”). The Notes have been listed in the Luxembourg Stock Exchange and interest is payable semiannually in January and July. The net proceeds from the Notes were used for general corporate purposes.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(q)    Events (Unaudited) subsequent to the date of the Independent Auditor’s Report

As of February 18, 2003, bonds totaling €36,084,735.40 of the convertible bond loan of €161.5 million (FIM 960 million), issued in 1994, had been converted in 2003 into 1,673,490 shares. The total amount of conversions during the years 1994 to 2003 was €157,832,624.79 and the number of shares converted was 7,319,754. The remaining €3,627,815.16 has been redeemed, and the redemption date was February 28, 2003. The bondholders who requested the conversion into shares, received the 1,673,490 shares. The bondholders who did not request conversion, received the principal of the bonds together with interest accrued until February 28, 2003. The Company’s number of shares entered into the Trade Register on February 24, 2003 increased to a total of 261,789,465 shares and the share capital was €445,042,090.50. An application was submitted for listing the shares subscribed under the issue, as a new series, on the Helsinki Exchanges as of February 25, 2003. The new shares were combined with the existing series after the record date for the payment of dividend for the year 2002 on March 25, 2003.

On March 19, 2003, the General Meeting of shareholders resolved to authorize the Board of Directors to increase the share capital by issuing new shares or convertible bonds in one or more issues. The increase of the share capital through share issuance or subscription of shares pursuant to conversion of convertible bonds into shares may amount to an aggregate maximum of 104,000,000 shares and to maximum aggregate increase of the share capital of €176,800,000. In addition, the shareholders authorized purchases of the Company’s own shares in 2003 by a minimum of 100 and a maximum 24,600,000 shares.

On March 19, 2003, the shareholders approved the Board of Directors proposal to increase the share capital of the Company by a bonus issue of the amount of €445,042,090.50 from €445,042,090.50 to €890,084,181. In the bonus issue the shareholders of the Company were given, free of charge, one new share for one old share. A total of 261,789,465 new shares were issued. In future financial statements the comparative earnings per share figures will be retroactively restated to reflect the bonus issue as if it had occurred as of the beginning of each period presented.

On March 19, 2003, the shareholders approved the Board of Director’s proposal for a dividend of €1.50 per share. The dividend, totaling €390 million, was paid on April 1, 2003.

EXHIBITS INDEX

Exhibit number	Description
1.1	Articles of Association of UPM-Kymmene as amended to date (English translation included).

2.1

€3 billion Global Medium Term Note Programme of UPM-Kymmene Corporation and UPM-Kymmene Finance B.V. guaranteed by UPM-Kymmene Corporation dated April 29, 2002 (incorporated herein by reference to Exhibit 2.1 of the annual report on Form 20-F for the year ended December 31, 2001, as filed with the Securities and Exchange Commission on May 31, 2002).

4.1

Management Share Options Terms and Conditions, authorized by the annual general shareholders’ meeting of March 25, 1998, relating to the administration of stock options for the management of UPM-Kymmene (incorporated herein by reference to Exhibit 4.1 of the annual report on Form 20-F for the year ended December 31, 2000, as filed with the Securities and Exchange Commission on April 4, 2001).

4.2

Key Personnel Stock Options Terms and Conditions, authorized by the annual general shareholder’s meeting of March 19, 2002, relating to the administration of stock options for the key personnel of UPM-Kymmene (incorporated herein by reference to Exhibit 4.2 of the annual report on Form 20-F for the year ended December 31, 2001, as filed with the Securities and Exchange Commission on May 31, 2002).

4.3

Contract of Employment for Juha Niemelä, President and Chief Executive Officer of UPM-Kymmene, dated February 12, 2002, with Appendix dated May 15, 2002 (incorporated herein by reference to Exhibit 4.3 of the annual report on Form 20-F for the year ended December 31, 2001, as filed with the Securities and Exchange Commission on May 31, 2002).

4.4

Contract of Employment for Martin Granholm, Executive Vice President of UPM-Kymmene, dated January 31, 2002 (incorporated herein by reference to Exhibit 4.4 of the annual report on Form 20-F for the year ended December 31, 2001, as filed with the Securities and Exchange Commission on May 31, 2002).

4.5

Haindl Share Sale and Purchase Agreement by and among the Sellers, who are the shareholders of Haindl, UPM-Kymmene Beteiligungs GmbH and UPM-Kymmene Corporation dated May 28, 2001 (the “Share Sale and Purchase Agreement”) (incorporated herein by reference to Exhibit 4.5 of the annual report on Form 20-F for the year ended December 31, 2001, as filed with the Securities and Exchange Commission on May 31, 2002).

4.6

Amendment I to the Share Sale and Purchase Agreement, dated June 12, 2001 (incorporated herein by reference to Exhibit 4.6 of the annual report on Form 20-F for the year ended December 31, 2001, as filed with the Securities and Exchange Commission on May 31, 2002).

4.7

Amendment II to the Share Sale and Purchase Agreement, dated November 26, 2001 (incorporated herein by reference to Exhibit 4.7 of the annual report on Form 20-F for the year ended December 31, 2001, as filed with the Securities and Exchange Commission on May 31, 2002).

4.8	Stock Purchase Agreement between UPM-Kymmene Investment, Inc. and Bemis Company, Inc., dated as of August 20, 2002.

4.9	Amendment I to the Stock Purchase Agreement between UPM-Kymmene Investment, Inc. and Bemis Company, Inc., dated as of March 13, 2003.

4.10	Amendment II to the Stock Purchase Agreement between UPM-Kymmene Investment, Inc. and Bemis Company, Inc., dated as of April 10, 2003.

6.1

Under Finnish GAAP, basic earnings per share is calculated by taking profit or loss before extraordinary items, adjusted for income taxes and minority interests, divided by the adjusted average number of shares during the period, excluding own shares. The computation of diluted earnings per share is similar to that for basic earnings per share, except that it assumes the potentially dilutive securities, such as convertible bonds, were converted to shares as of the beginning of the year. A description of the computation of earnings per share under U.S. GAAP is included in Note 26 of the notes to the consolidated financial statements included herein.

8.1	For significant subsidiaries as of the end of the year covered by this annual report, see “Item 4. Information on the Company—Organizational Structure.”

10.1	Certification by the President and Chief Executive Officer of UPM-Kymmene Corporation pursuant to 18 U.S.C. Section 1350, as adopted pursuant to the Sarbanes-Oxley Act of 2002.*

10.2	Certification by the Executive Vice President and Chief Financial Officer of UPM-Kymmene Corporation pursuant to 18 U.S.C. Section 1350, as adopted pursuant to the Sarbanes-Oxley Act of 2002.*

*	This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-74551.