Form 20-F
period 2003-12-31
UPM KYMMENE CORP
filed 2004-06-21
CIK 1089642

As filed with the Securities and Exchange Commission on June 21, 2004

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Number of ordinary shares outstanding on December 31, 2003: 523,578,930

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

FINANCIAL AND OTHER INFORMATION

We produce financial statements in accordance with Finnish generally accepted accounting principles (“Finnish GAAP”), which vary in certain respects from the U.S. generally accepted accounting principles (“U.S. GAAP”). Reconciliation of certain amounts to U.S. GAAP is set forth in Note 23 of the notes to the consolidated financial statements included elsewhere in this annual report.

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

References in this annual report to “European Union countries” are to the 25 member states of the European Union, including Austria, Belgium, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, The Netherlands, Poland, Portugal, Slovakia, Slovenia, Spain, Sweden and the United Kingdom. However, for any financial or statistical information for periods prior to May 1, 2004 references to “European Union countries” are to the 15 member states that comprised the European Union during that period: Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal, Spain, Sweden and the United Kingdom.

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

U.S. DOLLAR PRESENTATION

Solely for the reader’s convenience, this annual report presents translations of certain euro amounts into U.S. dollars (“U.S. dollars,” “U.S.$” or “$”) at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) in effect on December 31, 2003 of €1.00 = U.S.$1.2597 (U.S.$1.00 = €0.7938). On June 14, 2004, the rate was €1.00 = U.S.$1.2073 (U.S.$1.00 = €0.8283). You should not consider these translations as representations that the euro amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. For historical information concerning the euro to dollar exchange rate from January 1, 1999 to a recent date see “Item 3. Key Information—Exchange Rates.”

FORWARD-LOOKING STATEMENTS

Certain statements in this annual report, including but not limited to certain statements set forth under the captions “Item 3. Key Information,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects,” “Item 8. Financial Information” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk,” are based upon the beliefs of management as well as assumptions made by and information currently available to management and such statements may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Potential investors should note that many factors, some of which are discussed elsewhere in this annual report, could affect the future operations and future financial results of the Group and could cause future operations and future financial results to differ materially from those expressed in such forward-looking statements. Such factors include, among others: (i) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group’s targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group’s patents and other intellectual property rights, the availability of capital on acceptable terms, (ii) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group’s products and the pricing pressures thereto, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by the competitors, (iii) general economic conditions, such as rates of economic growth in the Group’s principal geographic markets or fluctuations in exchange and interest rates, and various other factors, including those described in “Item 3. Key Information—Risk Factors” and elsewhere in this annual report and in other filings that we make with the U.S. Securities and Exchange Commission (the “Commission”). Should one or more of these factors materialize, or should any assumptions of the Group’s management underlying such forward—looking statements prove to be incorrect, the Group’s actual financial condition or its results of operations and prospects could differ materially from those described herein as anticipated, believed, estimated or expected. We do not intend or assume any obligation to update our forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

GLOSSARY

The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in this annual report.

Coated fine paper	Also known as coated woodfree paper. Coated fine paper is used for demanding printing. The amount of coating and gloss of the paper is determined by the end-use. Top quality coated fine papers are called art printing papers and due to excellent printability are used for art books, brochures, annual reports and other similar purposes. Other papers, with a lighter coating, are used for brochures, books, magazines, catalogues and other similar purposes.

Coated paper	Paper which has been coated on one or both sides with a mix of clay or carbonates and latex to create a high quality printing surface.

LWC	Light-weight coated paper. The main characteristics of LWC paper are its higher gloss, brightness and smoothness relative to uncoated supercalendered paper. These properties are necessary for quality printing and good color reproduction. The main uses of LWC paper are in the printing of mainly mass circulation magazines, catalogues and direct mail literature.

MWC	Medium-weight coated paper. MWC paper has higher basis weight and consequently better characteristics of smoothness, brightness and gloss than LWC paper, qualities which are required for demanding color reproduction during the printing process. The main uses of MWC paper are similar to those of LWC paper.

MFC	Machine finished coated paper. MFC paper has high brightness, opacity, bulk and stiffness and is used in specialized magazines, catalogues, inserts, advertising materials and books. The soft nip calendar gives a matte finish to the paper.

Deinking	The process of obtaining fiber which can be recycled for papermaking by removing the ink and other non-fibrous components from recovered paper, by washing or flotation combined with chemical treatment.

Face papers	Paper on which the label is printed in self-adhesive labelstock.

Fiber	The basic structural unit of paper. Fibers used in papermaking originate mainly from the stem of softwood and hardwood trees.

Fine paper	Also known as free sheet or woodfree paper. Fine paper generally contains chemical pulp, with no more than ten percent of mechanical pulp, and its filler content varies between five and 25%. Fine paper is generally highly regarded for its strength, brightness and good archiving characteristics. Fine paper may be coated or uncoated. Fine papers are used as office papers, such as photocopying and laser printing, as well as for publications such as annual reports.

Gravure printing	A process of printing that uses a thin, quick-drying ink applied from a cylindrical surface having an etched (recessed) design. Rotogravure printing is the opposite of letterpress printing, since the design areas are recessed into the plate instead of being in relief.

Kraft paper	High strength packaging paper made of softwood pulp, which has the longest fibers. Kraft paper is used primarily in carrier bags, pouches and wrappings.

Label paper	Face and base papers suitable for self-adhesive labels. Face papers have distinct printing properties and base papers have siliconizing and tear-off properties.

Magazine paper	Paper used in magazines, catalogues, brochures, direct mail advertising and similar printed material.

v

MFS	Uncoated, machine-calendared specialty paper, containing mechanical pulp and recycled fiber as raw material. MFS is suitable for newspaper inserts, newspapers, magazines, books and directories.

MG paper	Machine-glazed paper. Paper made smooth and glossy on one side by drying on a heated, polished metal cylinder, which forms part of the drying section of the machine.

Newsprint	Uncoated paper manufactured mainly from mechanical pulp or recycled paper and used for newspapers and directories. Newsprint has low basis weight and is mainly used for printing newspapers, but it is also used for printing magazines and advertising publications which do not require high quality printing and good color reproduction.

Non-impact printing	A method of printing involving electrophotographic and ink jet printing. In this method, the printing element does not make contact with the paper.

PM	PM, or “paper machine,” is a term used when referring to individual paper manufacturing units within a paper mill.

Printing paper	Papers used in the graphic industry and for photocopying. Printing papers may be coated or uncoated.

Publication papers	Papers used in publications such as newspapers, catalogues, magazines and advertising materials.

Pulp	Generic name for wood or plant based fiber masses used as raw material in papermaking.

Chemical pulp	Generic name for wood or plant based fibers separated from each other by “cooking” wood chips or plants in hot alkaline or acidic solutions of various chemicals.

Mechanical pulp	Generic name for wood or plant based fibers separated from each other mechanically.

Softwood pulp	Pulp obtained from coniferous trees which have the advantage of long fibers which enhance the strength of the paper.

Recovered paper	Paper and board recovered for secondary use.

Recycled fiber	Fiber extracted from recovered paper.

Release paper	In self-adhesive labelstock, the back page of a label that is removed and discarded.

SC	Supercalendered paper. Supercalendered paper is manufactured from mechanical and chemical pulp with mineral pigments as filler. This paper is used for printing magazines, especially multi-color magazines with large circulations. Traditional SC paper is made for gravure printing, but other SC paper grades have also been developed to suit offset printing. SC-B grade also produced by UPM contains recycled fiber in its furnish.

Self-adhesive label stock	Face and base materials laminated together for manufacturers of price and product labels, as well as labels used in automatic data processing. Self-adhesive label stock is also known as pressure sensitive paper.

Siliconized paper	Papers siliconized from one side to form the tear-off part of speciality tapes for hygiene products, labels and industrial applications.

Uncoated fine paper	Also known as uncoated woodfree paper, this paper is principally used for printing and writing. It includes A4 paper used for photocopying and business form paper used as continuous stationery for computer printouts. Uncoated fine paper, when pigmented or surface sized, is used for conversion into envelopes and labels. Machine glazed woodfree paper is used for wrapping and for paper bags.

Woodfree, free sheet or fine paper	See “Fine paper.”

PART I

Item 1.    Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.    Offer Statistics and Expected Timetable

Not applicable.

Item 3.    Key Information

Selected Financial Data

The following table presents selected consolidated financial data as of and for each of the five years in the period ended December 31, 2003. The selected consolidated financial data presented below as of and for each of the five years in the period ended December 31, 2003 are derived from our audited consolidated financial statements for these periods and should be read in conjunction with these financial statements and the related notes thereto. Our audited consolidated financial statements as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 and the related notes are included elsewhere in this annual report.

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

Solely for your convenience, we have included in the following table U.S. dollar amounts for the year ended December 31, 2003 which we have obtained by converting amounts in euros at the rate of €1.00 = U.S.$1.2597 (U.S.$1.00 = €0.7938), the Noon Buying Rate for the euro in effect on December 31, 2003, the last trading day in that year. On June 14, 2004, the Noon Buying Rate for the euro was €1.00 = U.S.$1.2073 (U.S.$1.00 = €0.8283).

Our consolidated financial statements are prepared in accordance with Finnish GAAP, which differs in certain significant respects from U.S. GAAP. Reconciliation of certain amounts to U.S. GAAP is set forth in Note 23 of the notes to the consolidated financial statements included elsewhere in this annual report and should be read in conjunction with such financial statements, including the notes thereto.

	As of and for the year ended December 31,
	2003	2003	2002	2001	2000	1999
	(U.S.$)	(€)	(€)	(€)	(€)	(€)
	(In millions, except per share data)
INCOME STATEMENT DATA
Amounts in accordance with Finnish GAAP
Turnover (net sales)	12,531	9,948	10,475	9,918	9,583	8,261
Operating profit	988	784	1,062	1,614	1,860	1,573
Profit before extraordinary items	704	559	789	1,333	1,717	1,398
Profit before taxes	704	559	789	1,333	1,859	1,398
Net income	464	368	550	955	1,366	994
Amounts in accordance with U.S. GAAP
Turnover (net sales)	12,423	9,862	10,502	9,924	9,661	8,289
Net income	501	398	628	880	1,367	866
BALANCE SHEET DATA
Amounts in accordance with Finnish GAAP
Total assets	18,287	14,517	15,374	16,431	13,113	11,580
Current liabilities	2,882	2,288	2,187	3,601	2,374	2,192
Non-current liabilities	5,384	4,274	5,139	4,913	3,702	2,888
Deferred tax liability	811	644	645	666	732	827
Total liabilities	9,077	7,206	7,971	9,180	6,808	5,907
Provisions	516	410	450	413	130	115
Minority interest	40	32	33	28	19	22
Share capital	1,121	890	442	442	437	448
Shareholders’ equity	8,653	6,869	6,920	6,810	6,156	5,536
Amounts in accordance with U.S. GAAP
Total assets	21,096	16,747	17,594	18,945	15,445	14,244
Long-term debt	6,014	4,774	5,624	5,705	3,979	3,177
Shareholders’ equity	9,023	7,163	7,328	7,493	7,157	6,810
OTHER DATA
Amounts in accordance with Finnish GAAP
Net cash flow from operating activities	1,592	1,264	1,429	1,645	1,639	1,264
Net cash flow used in investing activities	(443)	(352)	(441)	(2,854)	(329)	(82)
Net cash flow (used in)/from financing activities	(1,156)	(918)	(997)	1,399	(1,398)	(1,282)
Capital expenditures(1)	781	620	613	3,850	2,175	609
Earnings per share	0.88	0.70	1.06	1.93	2.38	1.88
Dividends per share(2)	0.90	0.75	0.75	0.75	0.75	1.08
Amounts in accordance with U.S. GAAP
Basic earnings per share	0.96	0.76	1.21	1.77	2.66	1.64
Diluted earnings per share	0.96	0.76	1.20	1.75	2.63	1.62
Number of shares
Basic number of shares (1,000’s)	523.130	523.130	518.935	495.784	513.634	528.035
Diluted number of shares (1,000’s)	524.254	524.254	525.782	503.984	522.286	539.712

(1)	In 2000, the definition of capital expenditures was revised to include purchased businesses. Amount for the year 1999 has been restated to conform to the current practice regarding the inclusion of purchased businesses.
(2)	In conformity with the exchange rate set forth in “—Dividends” below, the dividend amount for 2003 was translated into U.S. dollars at the Noon Buying Rate of €1.00 = U.S.$1.2008 in effect on April 5, 2004.

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

The following table sets forth the dividends per share paid in respect of the five most recent financial years and their corresponding U.S. dollar values:

	€	U.S.$(1)
1999(2)	1.08	1.02
2000	0.75	0.67
2001	0.75	0.66
2002	0.75	0.82
2003	0.75	0.90

(1)	The dividend amount for year 2003 was declared in euros and translated into U.S. dollars at the Noon Buying Rate in effect on April 5, 2004, when the dividend was paid. The dividend amounts for years 2002, 2001 and 2000 were declared in euros and translated into U.S. dollars at the respective Noon Buying Rates in effect on the dates of payment of such dividends. Dividend amount in respect of year 1999 was declared in FIM and restated in euros using the irrevocable conversion rate of €1.00 = FIM 5.94573 and translated into U.S. dollars at the respective Noon Buying Rate in effect on the date of payment of such dividend.
(2)	Includes an ordinary dividend of €0.63 and an extra dividend of €0.45.

Under the Finnish Companies Act (the “Companies Act”) and general corporate practice, dividends on the shares of a Finnish company are generally only paid annually after shareholder approval of both the company’s results and the amount of the dividend proposed by the board of directors. Accordingly, our payment of each annual dividend in respect of our shares will require the approval of the holders of a majority of votes carried by the shares represented at the annual general meeting of shareholders, which is usually held in March. Under Finnish law, the amount of any dividend is limited to the lesser of the Company’s and the Group’s distributable funds available at the end of the preceding financial year and is further subject to certain additional limitations. As of December 31, 2003, the amounts of the Company’s and the Group’s distributable funds were €3,062 million (U.S.$3,857 million) and €3,265 million (U.S.$4,113 million), respectively.

Dividends paid to holders of the shares (in the form of shares and American depository shares (“ADSs”)) who are non-residents of Finland will generally be subject to Finnish withholding tax at a rate of 29%. Such shareholders may, however, be subject to a lower withholding tax rate and may be allowed an imputation tax credit to reduce the tax on dividends where there is a double taxation treaty with Finland that contains appropriate provisions. The current convention between the Government of the United States of America and the Government of the Republic of Finland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and on Capital does not contain provisions that extend such imputation credits to U.S. holders of the shares (in the form of shares or ADSs). However, the treaty limits the Finnish withholding tax to 15%. See “Item 10. Additional Information: Taxation—Finnish Taxation.”

Exchange Rates

The first table below sets forth, for the periods and dates indicated, the average, high, low and period-end Noon Buying Rates for the euro expressed in euros per U.S. dollar. The second table below sets forth, for the dates indicated, the average, high, low and period-end Noon Buying Rates for the U.S. dollar expressed in U.S. dollars per euro. The average rates set forth in both tables below are the average of the Noon Buying Rates on the last business day of each month during the relevant period. We make no representation that euros could have been converted into U.S. dollars at the rates shown or at any other rate for such periods or at such dates.

The following tables set forth the Noon Buying Rate for the euro for each of the previous five years, the period from the beginning of the year 2004 until the latest practicable date, and for each of the last six months and the period from the beginning of June 2004 until the latest practicable date (expressed in euros per one U.S. dollar):

Euros per U.S. Dollar

Year	Average	High	Low	Period End
1999	0.9455	0.9984	0.8466	0.9930
2000	1.0860	1.2090	0.9675	1.0652
2001	1.1225	1.1827	1.0743	1.1235
2002	1.0531	1.1636	0.9537	0.9537
2003	0.8838	0.9641	0.7928	0.7928
2004 (through June 14)	0.8139	0.8470	0.7785	0.8275

	High	Low
2003
December	0.8360	0.7928
2004
January	0.8083	0.7785
February	0.8052	0.7797
March	0.8265	0.8035
April	0.8457	0.8087
May	0.8470	0.8154
June (through June 14)	0.8326	0.8124

The following tables set forth the Noon Buying Rate for the dollar for each of the previous five years, the period from the beginning of the year 2004 until the latest practicable date, and for each of the last six months and the period from the beginning of June 2004 until the latest practicable date (expressed in U.S. dollars per one euro):

U.S. Dollars per Euro

Year	Average	High	Low	Period End
1999	1.0576	1.1812	1.0016	1.0070
2000	0.9207	1.0335	0.8270	0.9388
2001	0.8909	0.9308	0.8455	0.8901
2002	0.9496	1.0485	0.8594	1.0485
2003	1.1315	1.2613	1.0372	1.2613
2004 (through June 14)	1.2287	1.2845	1.1807	1.2085

	High	Low
2003
December	1.2613	1.1962
2004
January	1.2845	1.2371
February	1.2826	1.2420
March	1.2445	1.2099
April	1.2366	1.1825
May	1.2264	1.1807
June (through June 14)	1.2309	1.2010

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

We face significant competition from multinational and local competitors, who may offer our customers competing products with more attractive prices.

The paper and forest products markets in which we operate are highly competitive. We have, from time to time, experienced price pressures from competitors in our main business areas and geographic markets and we have experienced particularly large fluctuations in operating margins due to this competitive environment. We principally compete with a number of large multinational paper and forest products companies, some of which may have greater financial and other resources than we do, as well as with numerous regional or more specialized competitors. There can be no assurance that we will have sufficient financial resources to respond to these competitive pressures and to continue to make investments in our manufacturing facilities or in product development at the same level as in previous years. See “Item 5. Operating and Financial Review and Prospects—Industry Overview.”

Our financial performance is influenced by the cyclicality of the markets and pricing fluctuations for paper and forest products.

The markets for paper and forest products are cyclical, being characterized by periods of imbalance between supply and demand. The general economic conditions of the major economic regions are the primary determinants of the demand for paper and forest products, as demand and consumption generally correlate with overall economic activity. Prices of paper and forest products can fluctuate significantly when supply and demand become imbalanced. These demand-supply imbalances may also be caused by inventory build-up and reduction and not necessarily by changes in end-consumption. During periods of weaker economic growth, the capacity build-up can cause oversupply in the market and lower prices. Similarly, strong economic growth in main market areas can lead to shortage of paper and result in significant price increases. In particular, the price of pulp, which is a raw material of some of our divisions and is also produced by us, has fluctuated significantly, while our principal product groups have experienced somewhat lesser fluctuations. In addition, many of our products are sold in markets with established regional or world market prices, which fluctuate as a result of supply and demand imbalances. There can be no assurance that current price levels for our products will be maintained, that any additional price increases will be achieved or that the industry will not add new capacity, thereby potentially causing an environment for instability between supply and demand. See “Item 5. Operating and Financial Review and Prospects—Industry Overview.”

Shifts in consumer preferences can materially affect the demand for our products and our financial results.

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

We are subject to significant environmental regulation.

We are subject to various environmental laws and regulations in the jurisdictions in which we operate, governing, among other things, wood procurement, use of recycled material and different forms of production discharges and emissions. We have made substantial investments in environmental management covering areas such as wood procurement, use of recycled material, emissions into air, water discharges and use of energy. We are currently not involved in any legal proceedings concerning environmental matters that could reasonably be expected to have a material adverse impact on our business, financial condition or results of operations, nor is management aware of any claims or potential liability concerning environmental matters that could reasonably be expected to have a material adverse impact on our business, financial condition or results of operations. However, the risk of substantial environmental costs and liabilities is inherent in industrial operations, including the paper and forest products industry, and there can be no assurance that significant costs and liabilities will not be incurred in the future or that the adoption of increasingly strict environmental laws, regulations and enforcement policies could not result in substantially increased costs and liabilities in the future. See “Item 4. Information on the Company—Environmental and Regulatory Matters.”

Our competitiveness may be negatively affected to the extent we are unable to enter into successful mergers and acquisitions or to integrate and manage acquired operations.

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

Although our customer base is numerous and diverse, the loss of one or a group of customers could have an adverse impact for our business.

We sell a significant portion of our products to several major customers, including certain significant printing houses and merchant distributors which resell our products. Although we are not dependent on any specific customer or group of customers, with our ten largest customers accounting for somewhat less than 15% and largest approximately two percent of our turnover in 2003, the loss of one or more of our significant customers, if not replaced on similar terms, could have an adverse effect on our business, financial condition or results of operations. In addition, each of our divisions and business units have major customers that, although not necessarily material to our Group as a whole, are important to the operations of such divisions and business units.

Our company has an extensive insurance coverage for the ordinary course of business. Such events as natural catastrophes or sabotage could however lead to a situation where we would suffer with regards to our financial condition and results of operations.

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

Our exposure to fluctuations in global exchange rates can have a significant effect on our financial results.

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

Adverse economic conditions in the markets we serve may increase the likelihood of payment defaults by our customers and adversely affect our financial results.

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

We rely on third-party suppliers for significant amounts of our raw materials. Disruptions in our supply chain and fluctuations in the prices of these materials could materially affect our business.

In 2003, we relied on third-party suppliers for more than 90% of our wood requirements and approximately 30% of our electric power needs. We also buy significant amounts of other production inputs, such as chemicals, fillers and recovered paper from third-party suppliers. In the event of a significant interruption or limitation in the supply of these production inputs from our current suppliers, we would seek to obtain them from other sources. However, there can be no assurance that we would be able to do so without an adverse impact on our manufacturing operations, such as an interruption or downscaling of production or change in the product mix, or increased costs. This could, in turn, have a material adverse effect on our business, financial condition and results of operations.

Our operations in emerging market countries where we operate could be adversely affected by unexpected political, economic or legal developments.

We have manufacturing operations in certain emerging market countries, including, among other countries, the People’s Republic of China and Russia. The political, economic and legal systems in these countries may be less predictable than in countries with more established and sustained institutional structures. Political or economic upheaval and changes in laws may have a material adverse effect on our operations in these countries and, in turn, the amount of income from, and the value of, the investments we have made in relation to our operations in such countries. Our investments in these countries also may be subject to other risks and uncertainties such as unfavorable taxation treatment, exchange controls, inflation, currency fluctuations and nationalization.

Our ability to implement our strategies depends on our ability to recruit and retain skilled employees.

To meet the challenges of sustaining growth and retaining the effectiveness of our operations, we must continue to recruit and retain skilled employees. We are continuously evaluating our recruiting, compensation and career development policies and taking measures to attract and retain skilled personnel. However, we cannot give assurance that we will not encounter shortages of sufficient numbers of appropriately skilled personnel in the future.

We have been financially rather successful in our industry with the existing product and geographical spread. It is not certain if this will be the case in the future.

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

UPM and certain of its subsidiaries are the subjects of investigation by antitrust authorities in various parts of the world, and named as defendants in civil litigation in the United States concerning allegedly anticompetitive conduct.

UPM has directed the Company’s outside counsel to conduct an internal investigation of UPM’s and its subsidiaries’ compliance with competition laws in the United States and other jurisdictions where the companies conduct business. UPM has also decided to approach competition law authorities to disclose any conduct that has not comported with applicable competition laws. UPM has also strengthened its competition law compliance programs. It has created a European Union Competition Law Compliance Manual and has begun a comprehensive competition law training program for all its employees. Seven hundred of the most senior Company employees have been trained to date and have individually confirmed their compliance with the competition laws. Internal audits have been expanded to include competition law issues and a variety of other internal controls have been implemented. Pursuant to the continuing investigation, the Company has also made organizational and personnel changes. As the investigation continues, additional such changes may be made.

During 2004, UPM and its subsidiaries have been cooperating with competition law authorities in the European Union, Canada, and the United States. UPM has received conditional immunity from competition authorities in the European Union and Canada with respect to certain conduct UPM has disclosed to them. In the United States, the Antitrust Division of U.S. Department of Justice is conducting criminal investigations into alleged anticompetitive conduct in the labelstock and magazine paper industries. UPM is cooperating fully with the authorities and their ongoing investigations, and may yet be subject to additional investigations in other parts of the world.

UPM and its subsidiary Raflatac Inc., along with certain labelstock manufacturers, have been named as defendants in a number of class-action lawsuits filed in United States federal district courts by the Company’s customers, and in state courts by customers of the Company’s customers. These lawsuits allege that the defendants violated federal and/or state antitrust laws by conspiring with one another to fix the prices of and allocate the markets for labelstock products. The complaints seek treble or punitive damages for alleged overcharges resulting from the purported conspiracy.

UPM has also been named as a defendant in class-action lawsuits making similar allegations against manufacturers of magazine papers. These complaints, like the labelstock complaints, seek treble or punitive damages for alleged overcharges resulting from the purported conspiracy.

In an unrelated development, on May 3, 2004 UPM received a Statement of Objection from the European Commission concerning alleged anticompetitive activities in the market for plastic industrial sacks. UPM will respond to the Statement of Objection as the Commission has requested.

In the aggregate, these matters may implicate or result in substantial adverse publicity, penalties, and damages. It is possible that any ultimate liability could be material to UPM’s financial position, results of operations, and cash flow.

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

The predecessor companies of Repola were founded in the late nineteenth century. In 1920, the ownership of three paper mills was consolidated to form UPM. During the decades that followed, UPM expanded its operations, reaching new markets throughout Europe. In the 1980s, UPM acquired the Stracel S.A. (“Stracel”) pulp mill in Strasbourg, France, built a paper mill in Shotton, Wales, and constructed a newsprint plant at Stracel’s mill site. In 1990, UPM merged with the forest products and engineering group Rauma-Repola Oy to form the international forest products and engineering group Repola. All engineering operations of the merged companies were combined to form Rauma Corporation (“Rauma”) and their forest industry operations were combined within UPM. Both Rauma and UPM were then established as wholly-owned subsidiaries of Repola. In May 1997, Rauma became an affiliated company following a share sale and dividend payment in the form of Rauma’s shares, as part of the Group’s strategy to focus on forest industry operations.

As part of our strategy to expand in areas where we are, or have the capacity to be, an industry leader, we acquired, in October 1997, Blandin Paper Company (“Blandin”) in the United States and, in October, 2000, Repap Enterprises, Inc. (“Repap”) in Canada, which made us one of the three largest suppliers of magazine paper in North America. Subsequent to the acquisition, Repap’s main operating subsidiary, Repap New Brunswick Inc., changed its name to UPM-Kymmene Miramichi Inc. (“Miramichi”). In March 1998, we acquired a 49% interest in a paper mill project at Changshu near Shanghai in China. In August 2000, we acquired the remaining 51% of the Changshu mill, providing us with a significant presence in fine paper manufacturing in China. In November 2001, we completed the largest acquisition of our company history, when we purchased four of the six paper mills of the German G. Haindl’sche Papierfabriken KGaA (“Haindl”) for a total enterprise value of €2,690 million. This acquisition added 1.9 million tons of competitive publication paper capacity and strengthened our position as the leading magazine paper producer in the world and as one of the leading producers of newsprint in Europe. See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Haindl Acquisition.”

Furthermore, we have pursued a strategy of expanding our operations in the converting division. For example, Loparex Group (“Loparex”), our siliconizing unit formerly called Lohjan Paperi, acquired the Rexam Release siliconizing business in 2001. Raflatac has grown by opening up a new self-adhesive label stock factory in North Carolina in the fall of 2001 and through targeted acquisitions. See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Recent Acquisitions and Divestitures” and “Item 8. Financial Information—Other Financial Information—Legal Proceedings.”

Also, in the wood products division business area, we have taken steps to strengthen our position through both acquisitions and investments. Recent investments have been concentrated to Russia, partly to improve our wood fiber raw material sourcing.

Strategy

Our goals are to be one of the leading paper industry companies in the world and to achieve profitable growth in a socially and ecologically sustainable way. Our business focus is on printing papers, writing papers, speciality papers, converted paper products and wood products.

Our financial objective is to be more profitable than our main competitors. We also seek to maintain a strong financial position intended to secure the long-term development of the Group and to make effective use of the capital markets. Many factors, including development of the operations of the Group, industry conditions and general economic conditions, could affect our future operations, future financial results and future dividend payments, and there can be no assurance that we will achieve or maintain compliance with the financial objectives stated above.

Our strategy is built on the following key strengths:

Global activities.    We have production plants in 16 countries, with principal facilities located in Finland, Germany, France, the United Kingdom, Austria, the United States, Canada and China.

Long-term customer relations.    We enjoy close and lasting relations with both local and multinational customers. We seek to enhance these relationships through continuous improvement of our operations and long-term commitments to our customers. To ensure customer satisfaction, we aim to offer a competitive product portfolio, customer-orientated product development and a high standard of service.

Skilled personnel.    We believe that one of our key competitive advantages over our competitors is our skilled, highly motivated employees. Professional expertise is promoted through job rotation and continuous in-service training.

Modern machines.    We believe that our paper production facilities are unrivalled in terms of average capacity and competitiveness.

Comprehensive logistics network.    We operate a global and highly efficient logistics network. We make a high proportion of shipments by sea, which is intended to ensure competitive deliveries. We also utilize modern IT management systems.

Strong business focus and market shares.    We have focused our activities by investing in our core businesses and by divesting non-core assets and activities. In all of our main product areas, we are among the leading manufacturers in our most important markets. To achieve leading market positions, we expect to grow both organically and through acquisitions.

High level of vertical integration.    Our activities are based on close integration of raw materials, energy and production. We enjoy a high degree of self-sufficiency in chemical pulp and electric power. Wood raw material supplies are partly secured by our own forests. In our production of pulp, paper and wood products, we make proper and efficient use of our wood raw material. Our Converting Division is based, to a large extent, on raw material supplied by our own paper mills as well as on in-house specialized know-how.

As part of the implementation of our strategy, we review acquisition opportunities arising, in particular, in product areas and markets where we are, or have the capacity to become, a leading manufacturer. In recent years, we have undertaken a number of acquisitions and we may, should suitable opportunities arise, engage in additional acquisitions in the future and may, in connection with such acquisitions, use either cash, shares or convertible bonds or a combination of cash, shares and convertible bonds as consideration for the assets or entity being acquired. In particular, we may engage in additional acquisitions that would strengthen our presence in our principal markets. Besides reviewing acquisition opportunities, we are continuously looking into possibilities for investing in organic growth and invest in maintaining and improving our current production assets to remain among the most competitive producers in the industry.

Business Overview

UPM is one of the world’s leading papermakers with annual production capacity of 12.0 million tons and the largest producer of magazine papers. Our core businesses are the production, sales and marketing of magazine papers, newsprint, fine papers and speciality papers, supplemented by converted and wood products. The main markets for our products are the member states of the European Union and North America, which together accounted for 81% of our turnover in 2003. In 2003, our total turnover was €9.9 billion (U.S.$12.5 billion) and, at December 31, 2003, our total assets amounted to €14.5 billion (U.S.$18.3 billion).

Magazines and newspapers, sales catalogues, direct mailings, copying, computer printouts and other business communication areas are the primary uses for our paper products. We are the world’s leading manufacturer of magazine papers and one of the largest manufacturers of newsprint and fine papers in Europe. In selected speciality papers, we hold leading positions either globally or in Europe. We are also among the leading manufacturers in Europe or globally in the majority of our converting businesses, including labelstock, siliconized papers and barrier packaging. We are the largest producer of plywood in Europe and the third largest producer of sawn timber. Today, we have production facilities in 16 countries, with principal facilities located in Finland, Germany, France, the United Kingdom, Austria, the United States, Canada and China.

Our operations are organized into the following three core business areas:

•	Paper divisions, which comprise:

—	Magazine Papers Division

—	Newsprint Division

—	Fine and Speciality Papers Division

•	Converting Division; and

•	Wood Products Division.

In addition to our core business areas, we have a further segment, called Other Operations, which consists of our Finnish forest and energy departments, our share of the chemical pulp associated company Oy Metsä-Botnia Ab (“Metsä-Botnia”), Rafsec (a unit developing smart labels based on radio frequency technology), our real estate units in Finland, logistics services and the central administrative functions for the Group.

The following tables set forth the percentages of our turnover of €9.9 billion, €10.5 billion and €9.9 billion in 2003, 2002 and 2001, respectively, by division and market area:

	2003	2002	2001
	(Percentage of Group turnover(1))
Division
Magazine papers	32%	32%	34%
Newsprint	12	13	10
Fine and speciality papers	22	22	23
Converting	13	14	14
Wood products	15	14	14
Other operations(2)	6	5	5

Total	100%	100%	100%

(1)	This figure includes inter-divisional sales and sales made to third parties.
(2)	This figure includes sales made to third parties only.

	2003	2002	2001
	(Percentage of Group turnover)
Market area
European Union countries:
Germany	16%	17%	16%
United Kingdom	12	13	14
Finland	11	9	10
France	7	8	9
Other European Union countries	21	21	20

Total European Union countries	67	68	69
Other European countries	8	8	7
U.S. and Canada	14	14	15
Asia	6	5	6
Other countries(1)	5	5	3

Total	100%	100%	100%

(1)	Includes Middle East, Africa, South America, Mexico, Australia and Oceania.

Paper Divisions

We manufacture a comprehensive range of different papers. Both products and customer service are constantly being developed. Our papers are produced from a varied fiber raw material base, and roughly a quarter of production is based on recycled fiber. We have paper mills in Finland, Germany, Great Britain, France, Austria, the United States, Canada and China. Our papermaking capacity is approximately 12 million tons a year.

Our Magazine Papers Division produces magazines, newspaper supplements, printed advertising material and sales catalogues. Most of this magazine paper is supplied to buyers in Europe. The next most important market is the United States. With an annual capacity of 5.6 million tonnes, we are the world’s largest manufacturer of magazine paper. We have about one-fifth of the global market for magazine paper.

Our Newsprint Division manufactures newsprint for publishers and printers, as well as for other uses such as telephone directories and mail order catalogues. Most of this newsprint is sold on the markets of Europe, where we have a share of just under one-fifth.

Our Fine and Speciality Papers Division supplies fine paper products mainly to paper merchants, office supplies wholesalers, printers and converters. Uses for fine paper include copying and non-impact printing, direct mail advertising, specialist magazines and high-quality printed products. The range includes both coated and uncoated fine papers. The main markets for UPM’s fine papers are in Europe and in Asia, particularly in the growing Chinese market. UPM is a leading supplier of fine papers in Europe. Our speciality papers comprise face and release papers for self-adhesive labels, white and brown sack and kraft papers, and white and tinted envelope papers. We are the world’s largest producer of label papers and Europe’s leading producer of envelope papers. We are also one of Europe’s biggest suppliers of packaging papers.

The following table sets forth the paper divisions’ 2003 turnover by division and by geographic market:

	Magazine Papers	Percent	Newsprint	Percent	Fine and Speciality Papers	Percent
	(€ in millions, except for percentages)
Europe	€2,098	63%	€1,060	82%	€1,779	78%
U.S. and Canada	938	28	79	6	88	4
Rest of the world	284	9	156	12	411	18

Total	€3,320	100%	€1,295	100%	€2,278	100%

The following table sets forth the annual capacity and industry market position of the main products produced by our paper divisions as of December 31, 2003:

	Capacity (1,000 tons/year)	European position	Global position
Magazine papers	5,580	1	1
Newsprint	2,775	2	5
Fine paper	2,670	3	9

Printing papers, total	11,025	—	—
Label papers	340	1	1
Envelope papers	220	1	—
Packaging papers	315	3	—
Papers from Converting Division	65	—	—

Papers, total	11,965	2	3	(1)

(1)	Includes all papers and paper board.

Magazine Papers Division

The Magazine Papers Division accounted for approximately 32% of our 2003 turnover, making it our largest business division.

As of December 31, 2003, we were the world’s largest producer of magazine paper, with an annual capacity of approximately 5.6 million tons, representing approximately one-fifth of the global magazine paper capacity.

The largest market for our Magazine Papers Division is Europe and the main market outside of Europe is the United States. Production of the division’s papers is based almost exclusively on firm orders we receive. In this way, we avoid the need to maintain large inventories.

The following table sets forth certain financial and statistical data regarding the Magazine Papers Division:

	Year ended December 31,
	2003	2002	2001
	(€ in millions, except for percentages and personnel and production data)
Magazine Papers
Turnover	3,320	3,577	3,548
Operating profit	153	225	598
excluding amortization of goodwill and non-recurring items(1)	211	411	644
Capital employed (average)	4,923	5,253	4,380
ROCE (%)	3.1	4.3	13.7
excluding amortization of goodwill and non-recurring items	4.3	7.8	14.7
Capital expenditure and acquisitions	162	188	1,556
Personnel at December 31	8,887	9,325	9,317
Deliveries (tons in 000’s)	4,822	4,618	3,964
Capacity utilization rate (%)	87	85	84

(1)	Operating profit excluding amortization of goodwill and non-recurring items for 2003, 2002 and 2001 excludes amortization of goodwill of €58 million, €58 million and €26 million, respectively, and non-recurring charges for 2002 and 2001 of €128 million and €20 million relating to Blandin, respectively.

The Magazine Papers Division comprises the Group’s magazine paper machines, the Kaukas and Miramichi pulp mills and Miramichi’s sawmills. The acquisition of Haindl in late 2001 brought the division four additional paper machines. (See “Item 5.—Recent Acquisition and Divestitures”)

Typically, magazine papers have a high mechanical pulp content. However, certain of our mills also produce magazine paper, namely SC-B, with a relatively high recycled fiber content. Magazine papers are generally used in magazines, newspaper supplements, catalogues and direct mailings. The unit has a comprehensive product range, offering a wide variety of papers for specific printing purposes. We manufacture both coated and uncoated papers. Coated magazine papers, like light-weight coated (LWC), medium-weight coated (MWC) and machine-finished coated (MFC) paper, are mainly used in the manufacture of high-quality, multi-coated printed products including magazines, catalogues, brochures, direct mail advertising and other advertising materials. Uncoated papers, like supercalendered paper (SC), are mainly used for magazines, weekend newspaper supplements, catalogues and flyers. Magazine paper is sold mainly to multinational and national printers, publishers, media and mail order companies. Contracts with our customers in the magazine paper division generally have three-month, six-month or 12-month terms, with the majority of the contracts having a 12-month term.

The Magazine Papers Division produces magazine paper on 23 machines at 13 mills in Finland, Germany, the United Kingdom, Austria, France, the United States and Canada. In Finland, the division’s products are manufactured at six paper mills located in Jämsänkoski, Kaipola, Kajaani, Lappeenranta, Rauma and Voikkaa. The division’s seven other magazine paper-producing mills are: Augsburg and Schongau in Germany; Caledonian in Irvine, Scotland; Steyrermühl in Austria; Stracel in Strasbourg, France; Blandin in Grand Rapids, Minnesota, the United States; and Miramichi in New Brunswick, Canada. We currently have 15 paper machines producing LWC paper with total annual capacity of approximately 3.8 million tons and eight paper machines producing SC paper with total annual capacity of approximately 1.8 million tons.

In January 2003, we closed two coated magazine paper machines at our Blandin Mill in the United States. These machines were built in 1931 and 1963, respectively, and had a combined production capacity of 157,000 tons/year. In 2003, we completed modernization work on one of our mills at Rauma for a total cost of €64 million. We also announced plans in 2003 to rebuild another paper machine at Rauma and an SC magazine paper machine at Jämsänkoski, which are expected to cost €30 million and €24 million, respectively.

Like all sectors of the paper industry, the market for magazine papers is highly competitive. Although quality considerations are a factor, the market is affected mostly by price. Various companies in Europe compete with us in the manufacture of magazine papers, including Stora Enso Oyj (“Stora Enso”), M-real Oyj (“M-real”), Cartiere Burgo spa (“Cartiere Burgo”), Myllykoski Oyj (“Myllykoski”) and Norske Skogindustrier ASA (“Norske Skog”). In North America, our principal competitors are Stora Enso, Abitibi-Consolidated Inc., MeadWestvaco Corporation, International Paper Company (“International Paper”) and Bowater Inc.

Newsprint Division

The Newsprint Division accounted for approximately 12% of our 2003 turnover. The division has approximately 2.8 million tons of annual production capacity, which is approximately one-fourth of Western Europe’s total newsprint capacity. As of December 31, 2003, it was the second largest manufacturer of newsprint in Western Europe and fifth largest in the world. The mills of this division also produce paper for certain other products, including telephone and other directories and mail order catalogs.

The following table sets forth certain financial and statistical data regarding the Newsprint Division:

	Year ended December 31,
	2003	2002	2001
	(€ in millions, except for percentages and personnel and production data)
Newsprint
Turnover	1,295	1,381	1,058
Operating profit	54	162	211
excluding amortization of goodwill and non-recurring items(1)	105	212	214
Capital employed (average)	2,124	2,368	984
ROCE (%)	2.5	6.8	21.4
excluding amortization of goodwill and non-recurring items	4.9	9.0	21.7
Capital expenditure and acquisitions	109	84	1,503
Personnel (at December 31)	3,785	3,826	3,842
Deliveries (tons in 000’s)	2,587	2,467	1,667
Capacity utilization rate (%)	90	88	89

(1)	Operating profit excluding amortization of goodwill and non-recurring items for 2003, 2002 and 2001 excludes amortization of goodwill of €42 million, €42 million and €3 million, respectively, and, for 2003 and 2002, non-recurring charges of €9 million related to the planned close-down of the paper machine 17 at Voikkaa and €8 million related to the closing of the mechanical pulp mill at Shotton, respectively.

The Newsprint Division comprises the Group’s newsprint machines. The Haindl acquisition added four paper machines to the division. (See “Item 5.—Recent Acquisitions and Diventitures”)

Production of our newsprint is based almost exclusively on firm orders received. In this way, we avoid the necessity of maintaining large inventories. Newsprint is primarily sold to a number of large publishers. Typically, such publishers have had a long-term relationship with us lasting a number of years or, in some cases, decades. Supply contracts with most of such publishers are negotiated annually by the parties.

Following the closure of a paper machine at Voikkaa (with a capacity of 100,000 tons/year) on May 1, 2004, our Newsprint Division produces newsprint on 12 machines with total annual capacity of approximately 2.8 million tons at seven mills in Finland, Germany, the United Kingdom, France and Austria. In Finland, the division’s products are manufactured at two paper mills located in Kaipola and Kajaani. The division’s five other mills are located in Schongau and Schwedt, Germany; Shotton, Wales; Grand Couronne, France; and Steyrermühl, Austria.

The Kaipola, Schongau, Schwedt, Shotton, Grand Couronne and Steyrermühl mills each have their own deinking plants, which together processed approximately 1.7 million tons of waste paper in 2003. We completed a €127 million expansion of the deinking plant at Shotton in November 2003. Following this expansion, the recycled fiber content in our newsprint production is approximately 75%.

Like all sectors of the paper industry, the market for newsprint is highly competitive and is affected mostly by price, although quality considerations are also a factor. Various companies in Europe compete with us in the manufacture of newsprint. These competitors include Stora Enso, Norske Skog, Holmen AB, Myllykoski and

Svenska Cellulosa Aktiebolaget SCA (publ). In addition, the aggregate annual exports of newsprint by Canadian producers to Europe amounted to approximately eight percent of the European market and such producers compete with us. Russian producers are also exporting newsprint to Western Europe in greater volumes than before, accounting for approximately four percent of the European market in 2003.

Fine and Speciality Papers Division

The Fine and Speciality Papers Division accounted for approximately 22% of our 2003 turnover. Besides uncoated and coated fine paper, the division includes speciality papers, which are comprised of label papers, envelope papers and packaging papers.

The following table sets forth certain financial and statistical data regarding the Fine and Speciality Papers Division:

	Year ended December 31,
	2003	2002	2001
	(€ in millions, except for percentages and personnel and production data)
Fine and Speciality Papers
Turnover	2,278	2,449	2,362
Operating profit	241	359	336
excluding amortization of goodwill and non-recurring items(1)	246	364	341
Capital employed (average)	2,471	2,628	2,602
ROCE (%)	9.8	13.7	12.9
excluding amortization of goodwill and non-recurring items	10.0	13.9	13.1
Capital expenditure and acquisitions	206	153	391
Personnel at December 31	6,654	6,611	6,635
Deliveries (fine papers) (tons in 000’s)	2,879	2,774	2,546
Capacity utilization rate (%)	88	89	87

(1)	Operating profit excluding amortization of goodwill and non-recurring items for 2003, 2002 and 2001 excludes amortization of goodwill of €5 million each year.

The Fine and Speciality Papers Division includes the Group’s fine and speciality paper machines, as well as the Kuusankoski, Wisaforest and Tervasaari pulp mills.

As of December 31, 2003, our fine paper business, with a production capacity of approximately 2.7 million tons per year, had the third-leading market position in Western Europe and ninth in the world. We were the largest label paper producer in the world and the largest envelope paper producer in Western Europe. In packaging papers, we were the third largest producer overall in Western Europe.

The most important raw material used in the production of both coated and uncoated fine paper is chemical pulp. Fine papers are used for copying, non-impact printing, facsimile, direct mail advertising, brochures and special interest magazines.

The fine paper operations produce a range of products on eight paper machines and related coaters. The products are produced by three of our mills: Nordland Papier AG (“Nordland”) in Dörpen, Germany; Kymi in Kuusankoski, Finland; and UPM-Kymmene (Changshu) Paper Industry Co., Ltd. in Changshu, China. In 2003, we began construction on a new paper machine at Changshu, which will have a capacity of 450,000 tons/year. The mill’s capacity for coated fine paper will be raised at the same time. This investment is expected to cost approximately €450 million, and is scheduled to start-up in mid-2005. The capacities and locations of the division’s mills allow deliveries to be made at short notice in the local markets based on specific orders.

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

The market for fine paper in Europe is highly competitive, although the industry has consolidated rather significantly in recent years. Our major competitors in Europe include M-real, Stora Enso, Sappi Limited, Portucel Soporcel Group, International Paper and Cartiere Burgo. In China, our competitors include Asia Pulp and Paper, Shandong Chenming Paper Holdings Ltd. and Stora Enso, and, in other Asian markets where we export fine papers, we compete with various local producers.

Production capacity for the division’s speciality papers at nine paper machines totals approximately 0.9 million tons per year.

We are the leading supplier of label papers to the self-adhesive labelstock business in Western Europe with a market share of one-third in the year 2003. The label papers unit produces face and release papers utilizing three paper machines in Finland with a total capacity of approximately 0.34 million tons per year. We completed modernization work on the label paper machine at Jämsänkoski during 2003. The €46 million investment improved paper quality and raised production capacity from 110,000 tons/year to 140,000 tons/year.

Our envelope papers unit is Western Europe’s leading manufacturer of envelope paper with one paper machine in Finland and one in France with a total production capacity of approximately 0.22 million tons per year. The unit produces both white and tinted envelope paper.

The packaging papers unit produces brown sack as well as white and brown kraft papers with a total production capacity of approximately 0.32 million tons per year. Sack and kraft papers are produced in Finland on two machines.

Converting Division

The Converting Division accounted for approximately 13% of our 2003 turnover. Our Converting Division manufactures self-adhesive labelstock (through our Raflatac subsidiary), siliconized papers (through our Loparex subsidiary) and industrial wrappings (through our Walki Wisa subsidiary). We were the second largest producer of self-adhesive labelstock in Western Europe and in the world as of December 31, 2003. In siliconized paper, we were the largest producer in the world. In industrial wrappings, we were the largest producer in Western Europe.

The following table sets forth the industry position of the Converting Division as of December 31, 2003:

	European position	Global position
Self-adhesive labelstock (Raflatac)	2	2
Siliconized papers (Loparex)	1	1
Industrial wrappings (Walki Wisa)	1	—

The following table sets forth certain financial and statistical data regarding the Converting Division:

	Year ended December 31,
	2003	2002	2001
	(€ in millions, except for percentages and personnel and production data)
Turnover	1,374	1,541	1,480
Operating profit	43	70	46
excluding amortization of goodwill and non-recurring items(1)	52	75	62
Capital employed (average)	688	786	801
ROCE (%)	6.3	8.9	5.8
excluding amortization of goodwill and non-recurring items	7.6	9.5	7.7
Capital expenditure and acquisitions	31	68	215
Paper production (tons in 000’s)	54	59	49
Personnel (at December 31)	4,558	4,694	4,872

(1)	Operating profit excluding amortization of goodwill and non-recurring items for 2003, 2002 and 2001 excludes amortization of goodwill of €5 million each year and, for 2003 and 2001, non-recurring charges of €4 million and €11 million, respectively.

The following table sets forth the Converting Division’s turnover by unit:

	Year ended December 31,
	2003	2002	2001
	(€ in millions)
Raflatac	€736	€736	€667
Loparex	334	389	375
Walki Wisa	305	318	323
Sold units(1)	4	105	123
Internal	(5)	(7)	(8)

Total	€1,374	€1,541	€1,480

(1)	Consists of sales by our former plastics packaging business, Walki Films. We sold Walki Films to Bemis Company Inc. in 2002. See “Item 5. Operating and Financial Review and Prospects—Recent Acquisitions and Divestitures.”

The Raflatac business unit, which is one of Western Europe’s leading producers of self-adhesive labelstock, has production facilities in four European countries as well as in the United States, Australia, Malaysia, China and South Africa. Raflatac’s products are used by manufacturers of price, product and automatic data processing labels.

Loparex supplies siliconized papers for hygiene products, labels, films, tapes and other industrial applications utilizing both on-line and off-line siliconizing processes. Loparex is the global leader with a market share of approximately one-third in commercial siliconizing and it is one of the few producers of siliconized paper using an on-line siliconizing process. In this process, the paper is siliconized on the paper machine itself, providing efficiency benefits in comparison to its competitors. Loparex has production plants in Finland, the United Kingdom, the Netherlands and the United States. In addition, Loparex is focusing on further development in Asia, including a joint venture in India and the start-up of a new production line in China scheduled for the third quarter of 2004.

Walki Wisa produces coated and laminated packaging materials and industrial wrappings in five mills in Finland, Germany, the United Kingdom, China and the United States. Walki Wisa’s products are used in the wrapping of paper, wood and steel products. Our Paper Divisions are customers of Walki Wisa.

The following table sets forth the Converting Division’s 2003 turnover by geographic market:

	€ in millions	Percent of division turnover
Finland	77	6
Other European countries	868	63
U.S. and Canada	317	23
Rest of the world	112	8

Total	€1,374	100%

Our main markets for converting products are the European Union countries, which together accounted for approximately 60% of total sales of converting materials to third parties in 2003. Other European countries accounted for approximately ten percent of our 2003 turnover and the U.S. and Canada for approximately 23% of our 2003 turnover. We face competition from a large number of companies in each of the converting business segments in which we operate.

Wood Products Division

As of December 31, 2003, we were the largest plywood producer in Western Europe in terms of production capacity and one of the world’s leading producers of high-quality plywoods. We were also Western Europe’s third largest supplier of sawn timber.

The following table sets forth the annual capacity and industry position of our Wood Products Division’s manufacturing business units as of December 31, 2003:

	Capacity (1,000 m³/year)	European position
Plywood	1,150	1
Sawmilling(1)	2,800	3

(1)	Including the Canadian sawmills with an annual sawn timber capacity of approximately 183,000 cubic meters reported in the Magazine Papers Division, and the annual capacity of 300,000 cubic meters at our new Pestovo saw mill, which started in the Spring 2004.

The following table sets forth certain financial and statistical data regarding the Wood Products Division:

	Year ended December 31,
	2003	2002	2001
	(€ in millions, except for percentages and personnel and production data)
Turnover	1,552	1,489	1,463
Operating profit	29	37	27
Capital employed (average)	777	742	664
ROCE (%)	3.7	5.0	4.1
Capital expenditure	91	69	137
Production (in 1,000 m3)
Sawn timber	2,274	2,051	1,856
Plywood	936	905	786
Personnel (at December 31)	7,711	7,577	7,865

The Wood Products Division accounted for approximately 15% of our 2003 turnover.

The Wood Products Division is divided into three units: plywood, sawmilling and building supplies trade. This division provides an important link in our integrated paper production processes through the use of the by-products of our sawn timber and plywood production, including waste wood and waste produced in the process of sawing, in the production of pulp and energy at our mills. In January 2004, we merged two of our subsidiaries in our Wood Products Division, Schauman Wood Oy and United Sawmills Ltd., which merger does not affect the overall makeup of the business units described above.

The following table sets forth the Wood Products Division’s turnover by unit:

	Year ended December 31,
	2003	2002	2001
	(€ in millions)
Plywood	€529	€538	€522
Sawmilling	499	459	434
Building supplies trade	650	615	621
Internal sales and other	(126)	(123)	(114)

Total	€1,552	€1,489	€1,463

Plywood.    The plywood unit, which is responsible for the Wood Products Division’s plywood operations in Finland, France, Estonia and Russia, was Western Europe’s largest plywood manufacturer as of December 31, 2003. Our plywood production comprises higher-value-added products, such as special plywoods and veneers, as well as commodity plywood grades, all using the WISA brand. The main buyers of plywood products are the construction and transport industries, which use plywood in the construction of trailers and truck floors. Vehicle manufacturers use plywood because it is one of the strongest conventional lightweight materials available, making it possible to increase cargo capacity and reduce fuel consumption. Other uses for plywood include parquet flooring, scaffolding, concrete forming and shipbuilding, where plywood is used to build, among other things, the interiors of liquid natural gas transport tanks due to its ability to withstand extremely low temperatures without contracting.

The plywood operation’s principal markets are the European Union countries, which account for approximately 80% of annual turnover. Germany, France and the Benelux countries are the most important markets outside of Finland. We sell our plywood almost exclusively based on firm orders received. In this way, we are not required to maintain large inventories. In early 2003, we completed construction of a new facility to produce thin veneers alongside our Chudovo plywood mill in Russia. The new facility has the capacity to produce over ten million square meters of birch plywood annually. In addition, in 2003 we acquired the Otepää birch plywood mill in Estonia, which produces 20,000 m3 of high-quality plywood annually for the building, furniture and transport vehicle industries. Most of the production of this mill has been exported, mainly to central European markets.

Our principal competitors in plywood include Finnforest Corporation (“Finnforest”) and a number of smaller producers in certain localized markets. In construction grade plywood, our principal competitors include North American, Russian and Indonesian producers, which export a substantial portion of their plywood production to Western Europe.

Sawmilling and Joinery.    As of December 31, 2003, we were Western Europe’s third biggest producer of sawn timber. The unit operates eight sawmills in Finland with a production capacity of approximately 2.1 million cubic meters per year and one mill in Austria with a production capacity of approximately 300,000 cubic meters per year. Each cubic meter of sawn timber requires 2.0 to 2.5 cubic meters of raw wood. The unit also produces joinery products from sawn timber at six locations in Finland. These joinery factories manufacture products and semi-finished products for the building industry and interior decorating, as well as wooden components for industrial use. Sawn timber and joinery products also carry the WISA brand. Beginning in 2001, we began specializing most of our sawmills in a single species of timber to raise production efficiency and improve quality. We have also made an investment to internationalize our sawmilling business and support our wood procurement through the construction of a new sawmill at Pestovo in Russia. The Pestovo mill, which started operations in the spring of 2004, has an initial production capacity of approximately 300,000 cubic meters per year.

Our principal competitors in the sawn timber and joinery sector are suppliers based in the Nordic countries, including Stora Enso, Finnforest and SCA Timber (“SCA Timber”). In addition, the unit faces competition from local producers, particularly in Germany and Austria, as well as Eastern European producers.

Building Supplies Trade.    The building supplies unit operates retail chains of mainly wood based building material merchants in Finland, the United Kingdom, Ireland and Denmark. In April 2004, we sold our Danish retail chain operations of Anco Trae. The sold business had a turnover of approximately €70 million in 2003 and it employed approximately 190 people. Our main competitors in the building supplies trade are suppliers based in Finland and Sweden, include Stora Enso and Finnforest. In addition, the unit faces competition from smaller independent building material merchants that purchase sawn timber from a variety of producers.

In 2003, 89% of the Wood Products Division’s production was sold in the European Union countries, with sales in Finland representing approximately 31% of the business area’s total turnover. The other main markets were in the United Kingdom, Germany and France.

The following table sets forth the Wood Products Division’s 2003 turnover by geographic market:

	€ in millions	Percent of business area turnover
Finland	€478	31%
Other European Union countries	901	58
Other European countries	64	4
U.S. and Canada	11	1
Rest of the world	98	6

Total	€1,552	100%

Other Operations

The major business units in our other operations are the forestry and energy departments in Finland and our associated companies, the most important of which are Metsä-Botnia and Pohjolan Voima Oy (“Pohjolan Voima”). The main purpose of these operations is to secure supplies of wood, energy and chemical pulp at competitive prices. Approximately 70% of the sales of these operations are to other units within the Group.

Other business units in other operations include:

•	our logistics companies, including Rauma Stevedoring Oy and UPM-Kymmene Seaways Oy, which are responsible for the forwarding, storage and export transport of our products;

•	the new ventures business unit, which develops new products and services in support of our future business operations, with the Rafsec smart labels being the most notable products currently being developed; and

•	the real estate business unit, which holds business and residential premises in Finland.

Other operations is also responsible for staff functions and shareholdings. Currently, our most significant shareholding is 19.9 million shares (14.6% of shares outstanding) of Metso Corporation, a global engineering company.

The following table sets forth certain financial data regarding other operations:

	Year ended December 31,
	2003	2002	2001
	(€ in millions, except for personnel data)
Turnover(1)	672	583	489
Operating profit	264	209	396

Forestry department (Finland)	41	37	45
Energy department (Finland)	78	51	99
Share of results of associated companies	22	60	82
Other(2)	123	61	170
Personnel at December 31	2,887	3,546	3,767

(1)	Turnover includes sales outside the Group only.
(2)	Includes capital gains of €167 million, €81 million and, €265 million on sales of listed shares in 2003, 2002 and 2001, respectively.

Our energy and forestry departments are described in “—Energy” and “—Wood Procurement” below.

Metsä-Botnia

We own 47% of Metsä-Botnia, one of Europe’s biggest pulp producers with a capacity of 2.7 million tons per year. The other owners of Metsä-Botnia are M-real (47%) and Metsäliitto Cooperative (six percent). Metsä-Botnia produces softwood and birch pulps at five mills in Finland and its turnover in 2003 was €1,006 million. Metsä-Botnia had approximately 1,900 employees as of December 31, 2003. Most of the pulp produced by Metsä-Botnia is supplied to the company’s shareholders. Metsä-Botnia can provide approximately 30% of our annual chemical pulp requirement. In 2003, we bought 605,000 tons of pulp from Metsä-Botnia.

Pohjolan Voima

We have a 42.0% interest in Pohjolan Voima, which generates and procures approximately 20 TWh of electricity and heat annually for its shareholders, which are typically Finnish industrial companies. The company supplies approximately 40% of our electricity requirement, mostly as hydropower and nuclear power. Nuclear power is generated by Teollisuuden Voima Oy, which is 56.8% owned by Pohjolan Voima. In 2003, Pohjolan Voima had a turnover of €660 million and a workforce of approximately 850.

In 2003, Teollisuuden Voima made a decision to build a new nuclear power plant with a capacity of 1,630 megawatts (MW) in Olkiluoto, Eurajoki, Finland. UPM has reserved 470 MW of power capacity of the new plant via Pohjolan Voima. With our investment we intend to secure competitively priced electricity for our mills in Finland and central Europe in the future.

Fiber Supply

Our activities are based on close integration of raw materials, energy and production. The principal resources used in our production are chemical pulp, wood and energy.

Pulp is the major ingredient required in the manufacture of paper. There are three principal types of pulp: chemical pulp, mechanical pulp and recycled fiber pulp. Chemical pulp is produced by cooking wood chips in solutions of caustic chemicals to separate the cellulose fibers used for pulping. Mechanical pulp is produced by grinding logs or wood chips. In addition, recycled fiber, which is produced by deinking recovered paper, is used as a source for recycled fiber pulp. Mechanical and recycled fiber pulp production is fully integrated with our paper production.

We produce close to 90% of the chemical pulp supplies necessary for our papermaking operations internally or through our associated company, Metsä-Botnia. The total production capacity of our five chemical pulp mills is 2.3 million tons per year. As of December 31, 2003, the Kaukas mill had an annual capacity of 0.72 million tons, the Wisaforest mill had an annual capacity of 0.63 million tons, the Kymi mill had an annual capacity of 0.53 million tons, the Tervasaari mill had an annual capacity of 0.24 million tons and the Miramichi mill had an annual capacity of 0.22 million tons. Our current chemical pulp entitlement from our 47% interest in Metsä-Botnia totals 1.1 million tons per year. In early 2004, we increased the capacity of the Wisaforest pulp mill to 0.80 million tons.

We sell most of our chemical pulp, which is considered a commodity, internally at market price. In order to balance chemical pulp production and the specific pulp requirements of our paper mills, we sell some of the chemical pulp we produce and purchase some other qualities of pulp from other suppliers in the open market. Our consumption of recycled fiber pulp amounted to 1.9 million tons in 2003, making us the biggest user of recycled fiber for publication paper manufacturing in Europe. Total consumption of recovered paper was 2.3 million tons in 2003.

The following table sets forth our annual pulp production volumes:

	Year ended December 31,
	2003	2002	2001
	(1,000 tons)
Production(1)
Chemical pulp
Own production	2,027	2,102	2,038
From associated companies	605	594	550
Mechanical pulp	2,952	2,951	2,673
Recycled fiber pulp	1,875	1,735	810

Total	7,459	7,382	6,071

(1)	Includes the production of all our pulp mills.

The following table sets forth our annual pulp consumption volumes:

	Year ended December 31,
	2003	2002	2001
	(1,000 tons)
Consumption
Chemical pulp	3,139	3,161	2,970
Mechanical pulp	3,002	2,988	2,683
Recycled fiber pulp	1,877	1,737	811

Total	8,018	7,886	6,464

Energy

Energy is a significant component of paper industry costs, most notably in the production of mechanical pulp for magazine papers and newsprint. Thus, low-cost energy is an important contributor to profitability when producing these grades of paper. Our energy policy is to secure supplies of electricity that are reliable and cost-effective. Energy supplied by our owned and leased power plants or obtained through shares in power companies covers the requirement of our Finnish mills. Outside Finland, most of the electricity used by our mills is purchased locally. Including our shares in power companies, the Group is approximately 70% self-sufficient in electric power.

Our electricity procurement in 2003 amounted to 19.9 TWh, of which 18.1 TWh was used internally and 1.8 TWh was sold. Total electricity consumption by our mills outside of Finland was 6.8 TWh.

The generating capacity available to us in Finland through in-house and leased capacity and through associated companies totaled approximately 2,150 MW as at December 31, 2003. Our most important associated companies in terms of energy are Pohjolan Voima, in which we have a 42.0% holding, and Kemijoki Oy, of whose hydropower shares we own 19.0% representing 4.1% of Kemijoki’s total share capital.

As part of our environmental strategy, we have reduced our consumption of fossil fuels by substituting them primarily with biofuels. Because it is no longer possible to significantly increase our use of hydropower in Finland, we are promoting the use of biomass fuels for our energy supply. In 2003, our procurement of thermal energy totaled 36.6 TWh. The share of biomass fuels of the total fuels supply was approximately 56%. We were also involved in building new biofuel power plant at Savonlinna which was completed in 2003. In addition, we have expanded our use of biomass fuels to include the byproducts of logging. In 2003, we procured logging residues that generated energy exceeding 1.0 TWh for the first time. The energy was generated at our own power plants, as well as at our associated companies’ power plants. We also expect to participate in certain emissions trading programs, as such programs are developed, particularly in Europe.

Wood Procurement

We own 930,000 hectares of forest land in Finland, of which 770,000 hectares are in commercial use. Currently, the annual growth of these forests is estimated to be approximately four million cubic meters and the planned level of sustainable felling is 2.1 million cubic meters per year. In 2003, we felled 1.6 million cubic meters of wood on our own land in Finland, less than the volume that can be felled sustainably. In addition, we manage approximately 200,000 hectares of forest land for private forest owners in Finland. We also own approximately 2,000 hectares and manage (through our Tilhill Forestry subsidiary) 167,000 hectares of forest land in the United Kingdom and own 79,000 hectares of forest land in the United States. In Canada, we have 17,000 hectares of forest land and also administer 938,000 hectares of Province-owned forest land under long-term licenses. We also have a 38.4% ownership interest in Forestal Oriental, a forest management company in Uruguay with 57,000 hectares of land, of which 32,000 hectares are planted with eucalyptus. In addition, we have entered into a letter of intent to establish a joint venture in Zhanjiang, China to focus initially on forestation projects.

The following table sets forth our wood consumption by country:

	2003	2002	2001
	(1,000 m3)
Finland	20,910	20,960	20,800
United Kingdom	690	760	800
Austria	980	800	40
Canada	2,080	2,140	1,800
France	460	420	410
Germany	520	500	30
Russia	200	200	—
Estonia	60	—	—
United States	410	560	515

Total	26,310	26,340	24,395

The Group’s total wood consumption was 26.3 million cubic meters in 2003. Wood consumption by our production plants in Finland totaled 20.9 million cubic meters. Of this amount, approximately 74% was obtained from private forests, approximately two percent came from forests owned by the Finnish State and approximately six percent from our own forests. The remaining 18% was imported, primarily from Russia. The forestry department in Finland supplied 4.6 million cubic meters of wood to associated companies and other mills outside of our Group.

Wood consumption by our mills outside Finland totaled 5.4 million cubic meters in 2003. Wood required by our subsidiaries outside Finland is purchased primarily from local suppliers.

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

Marketing

We market our products through our own sales companies in our major markets and an extensive network of paper agents and representatives in other countries. We sell paper products mainly to Western European customers and have a customer base in Europe, North and South America, Asia, Africa and Australia. We believe that maintaining our own sales organization in major markets improves our ability to respond to customers’ needs. The Converting Division has its own worldwide marketing and sales network. With respect to our Wood Products Division, we have sales and distribution companies in 16 countries as well as agents covering our most important markets around the world.

The following table sets forth our turnover by market area:

	Year ended December 31,
	2003	2002	2001
	(€ in millions)
Germany	€1,550	€1,803	€1,561
United Kingdom	1,242	1,368	1,433
Finland	1,135	988	974
France	725	850	876
Other European Union countries	2,040	2,150	1,995
Other European countries	778	796	668
U.S. and Canada	1,406	1,495	1,453
Rest of the world	1,072	1,025	958

Total	€9,948	€10,475	€9,918

Seasonality of UPM-Kymmene’s Business

Demand for our products does not depend on the seasons in any material way, nor does our manufacturing or marketing substantially fluctuate due to the seasons.

Dependence on Patents and Industrial, Commercial or Financial Contracts

Our business operations are based primarily on our long manufacturing experience in various wood based manufacturing operations and related know-how and our proprietary process information. Our experience in all aspects of the forest industry, from timber to high technology products, has consistently provided us with the ability to modernize our operations and integrate leading technology, manufacturing processes and control systems according to market requirements.

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

In 2003, we filed 76 patent applications in Finland and 16 Patent Cooperation Treaty applications. As at December 31, 2003, our intellectual property rights were protected by approximately 601 patents and patent applications.

Environmental and Regulatory Matters

Our operations are subject to comprehensive environmental laws and regulations. Violations of these laws or regulations could result in fines, injunctions (including orders to cease the violating operations and to improve the condition of the environment in the affected area or to pay for such improvements) or other penalties. In addition, environmental permits are required for certain of our operations. These permits may be subject to revocation, renewal and modification by the issuing authorities at their discretion and in compliance with applicable laws. Management believes that we are, in all material respects, in compliance with the environmental laws and regulations applicable to us and that our discharges and emissions are within or well below levels established by regulation or permits. We invest substantial capital resources on environmental compliance and monitoring of the environment. Our operating expenses (including depreciation) attributable to environmental protection amounted to €109 million and our capital expenditures on environmental protection amounted to €37 million in 2003, as compared to operating expenses (including depreciation) attributable to environmental protection of €113 million and €89 million in 2002 and 2001, respectively, and capital expenditures on environmental protection of €21 million and €40 million in 2002 and 2001, respectively.

We are committed to the principles of sustainable development as set out in the charter of the International Chamber of Commerce. In 1996, an environmental policy, which includes a principle of continual improvement of our environmental record, was approved for our operations. In 2002, this environmental policy was reviewed with minor amendments. Management has set the goal that all of our major production plants should have ISO 14001 or other comparable standard compliant environmental management systems in use. At present, all of our paper mills, except for Miramichi, have ISO 14001 certified environmental management systems in place. In addition, Raflatac’s Scarborough converting materials plant, Schauman Wood’s Finnish plywood mills, United Sawmills’ sawmills, our Finnish hydroelectric power plants and the forestry department each have been granted an ISO 14001 certification. In all, approximately 95% of our total paper output was produced in mills using certified environmental management systems. We continued the work to gain certification for the chain of custody for our wood raw material. In 2003, 67% of the wood we used came from certified forests.

In 2001, the specific average waste water amount of paper production rose by approximately five percent and the respective oxygen demand (Chemical Oxygen Demand) of discharges by some 11%. The total fossil carbon dioxide emissions of our mill power plants were up some 30%, but total solid waste amount to landfills decreased by approximately two percent. Our paper production remained about the same, although two new mills acquired in 2000 have been included in the production. The acquired mills relied partly on the use of heavy fuel oil and coal. In 2002, the specific average waste water amount of paper production decreased by approximately 19% and the respective oxygen demand of discharges approximately by 15%. The total fossil carbon dioxide emissions of mill power plants were up some 22%, but the total solid waste amount to landfills decreased by approximately four percent. Paper production increased by approximately 21%, primarily because of the four Central European mills we had acquired in 2001. In 2003, the specific average waste water amount of paper production decreased by approximately four percent and the respective oxygen demand of discharges by approximately eleven percent. The total fossil carbon dioxide emissions of mill power plants remained about the same, while the total solid waste amount to landfills remained unchanged. Paper production increased about two percent.

The most important project in 2003 in terms of its environmental impact was modernization work at Pietarsaari pulp mill which was completed in May 2004. Following completion, we expect that the mill’s specific emissions will fall considerably, while the dust content of the flue gases will fall by approximately 70%, and the specific oxygen demand of the effluent will be cut by 50%. A third deinking line for recovered paper went into production at our Shotton mill in November 2003, allowing us to discontinue the mill’s mechanical pulp production.

We have continued to improve the efficiency of our production processes and our use of energy for those processes. We also have continuously increased the use of renewable fuels. Both improving efficiency and increasing use of renewable fuels contribute towards decreasing specific carbon dioxide emission. Inasmuch as the impact of any climate change legislation will depend on the implementation measures adopted by the various countries in which we have production facilities, our management is currently not in a position to assess the scope of such impact or the need, if any, for capital expenditures in connection with any legislative proposals for addressing climate change. Based upon current information, however, management does not expect the implementation of climate change policies to have a material adverse effect on our financial condition and results of operations. Renewable fuels presently account for approximately 50% of all fuels used by us to generate heat and electricity at our mills’ sites.

There has been a steady drive to increase the proportion of recycled fiber in the raw material base in all countries where we produce newsprint. Due to the acquisition of Haindl, we are now the largest user of recovered paper for printing papers in the world.

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

We are included in the sustainability indices DJSI World and DJSI EuroStoxx, indices that have been adopted by Dow Jones for companies that are industry leaders in ecological and social sustainability.

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

The following table sets forth the significant subsidiaries owned, directly or indirectly, by UPM-Kymmene Corporation, their country of incorporation, the percentage of shares of that subsidiary that we own and the percentage of voting power we have in that subsidiary:

Name of Company	Country of Incorporation	Percentage Owned	Percentage Voting Power
UPM-Kymmene Beteiligungs GmbH	Germany	100	100
UPM-Kymmene Vervaltung GmbH	Germany	100	100
UPM-Kymmene Deutschland GmbH & Co. KgaA	Germany	100	100
UPM-Kymmene Papier GmbH & Co. KG	Germany	100	100
UPM-Kymmene Groupe S.A.	France	100	100

Property, Plants and Equipment

Our executive offices are located at Eteläesplanadi 2, Helsinki, Finland, in a building owned by the Group. We generally own all our manufacturing facilities. In addition to manufacturing facilities, we own a number of other facilities, including warehouses, distribution centers and shipping terminals.

Our manufacturing facilities include the following:

Location of Facility	Unit	Capacity		Principal Activity
(tons)
Paper Divisions

Austria
Steyrermühl	Steyrermühl	190,000 300,000		SC magazine paper newsprint

Canada
Miramichi, NB	Miramichi	450,000 220,000 183,000		LWC magazine paper chemical pulp timber, m3

China
Changshu	Changshu	320,000 50,000		uncoated fine paper coated fine paper

Finland
Jämsänkoski	Jämsänkoski	120,000 590,000 140,000		LWC magazine paper SC magazine paper label papers

Kaipola	Kaipola	300,000 410,000		LWC magazine paper newsprint

Kajaani	Kajaani	160,000 445,000		SC magazine paper newsprint

Kuusankoski	Kymi	550,000 370,000 20,000 525,000		coated fine paper uncoated fine paper MG paper chemical pulp

Lappeenranta	Kaukas	580,000 720,000		LWC magazine paper chemical pulp

Pietarsaari	Wisapaper Wisapulp	180,000 800,000	(1)	kraft paper chemical pulp

Rauma	Rauma	700,000 530,000		LWC magazine paper SC magazine paper

Valkeakoski	Tervasaari	410,000 235,000		kraft, envelope, release and base label papers chemical pulp

Voikkaa	Voikkaa	400,000		LWC magazine paper

France
Docelles	Papeteries de Docelles	125,000		envelope paper

Grand-Couronne	Chapelle Darblay	340,000		newsprint

Strasbourg	Stracel	250,000		magazine paper and special newsprint

Germany
Augsburg	Augsburg	360,000 120,000		LWC magazine paper SC magazine paper

Dörpen	Nordland	840,000 540,000		coated fine paper uncoated fine paper

Schongau	Schongau	210,000 480,000		SC magazine paper newsprint
Schwedt	Schwedt	300,000		newsprint

(1)	Including new capacity of 180,000 tons after completion of the rebuild in spring 2004.

Location of Facility	Unit	Capacity	Principal Activity
(tons)
United Kingdom
Irvine	Caledonian	270,000	LWC magazine paper

Shotton	Shotton	500,000	newsprint

United States
Grand Rapids, MN	Blandin	350,000	LWC magazine paper

Converting Division

Australia
Braeside(2)	Raflatac	n/a	label materials

China
Shanghai(2)	Raflatac Walki Wisa	n/a n/a	self-adhesive label materials packaging materials

Finland
Lohja	Loparex Group	65,000	release paper

Pietarsaari	Walki Wisa	n/a	packaging materials

Tampere	Raflatac	n/a	label materials

Valkeakoski	Walki Wisa	n/a	packaging materials

France
Pompey (Nancy)	Raflatac	n/a	label materials

Germany
Jülich	Walki Wisa	n/a	packaging materials

Steinfurt	Walki Wisa	n/a	packaging materials

Malaysia
Johor	Raflatac	n/a	label materials

The Netherlands
Apeldoorn	Loparex Group	n/a	release paper

South Africa
Pinetown(2)	Raflatac	n/a	label materials

Spain
Polinyá (Barcelona)	Raflatac	n/a	label materials

Sweden
Örnsköldsvik	Walki Wisa	n/a	packaging materials

United Kingdom
Garstang(2)	Walki Wisa	n/a	packaging materials

Glossop	Loparex Group	n/a	release paper

Scarborough	Raflatac	n/a	label materials

United States
Cullman, AL	Loparex Group	n/a	release paper

Dixon, IL	Loparex Group	n/a	release paper

Eden, NC	Loparex Group Walki Wisa	n/a n/a	release paper packaging materials

Iowa City, IA	Loparex Group	n/a	release paper

Fletcher, NC	Raflatac	n/a	label materials

(2)	Leased facility.

Location of Facility	Unit	Capacity		Principal Activity
		(m3)
Wood Products Division

Plywood

Estonia
Otepää	Schauman Wood	25,000		plywood

Finland	Schauman Wood
Heinola		50,000		plywood

Joensuu		50,000		plywood

Kuopio		40,000		plywood

Lahti		n/a		plywood

Lappeenranta		70,000		plywood

Pellos		480,000		plywood

Savonlinna		75,000		plywood

Jyväskylä		100,000		plywood

Viiala		35,000		plywood

Vuohijärvi		70,000		veneer

Keuruu and Lohja		18,000 (combined	)	special plywood and veneer

France
Loulay	Schauman Wood	50,000		plywood

Russia
Chudovo	Schauman Wood	75,000 7,500		plywood veneer

Sawmilling

Austria
Steyrermühl	Steyrermühl	300,000		timber

Finland	United Sawmills
Heinola		120,000		timber & components

Kajaani		220,000		timber & components

Korkeakoski		250,000		timber

Lappeenranta		500,000		timber & components

Leivonmäki		70,000		timber

Luumäki(2)		n/a		components

Parkano		200,000		timber & components

Pietarsaari		310,000		timber

Pori		350,000		timber

Russia
Pestovo	Pestovo	300,000		timber

Other

Finland
Jyväskylä	Rafsec	n/a		self-adhesive label materials

(2)	Leased facility.

In addition to the manufacturing facilities listed above, we own four and lease five hydro power plants with an aggregate capacity of 72 megawatts and 124 megawatts, respectively.

Item 5.    Operating and Financial Review and Prospects

General

The information in this item concerning our financial condition and results of operations refers to the consolidated financial statements included elsewhere in this annual report, which are prepared in accordance with Finnish GAAP. Finnish GAAP differs in certain significant respects from U.S. GAAP. A reconciliation of the amounts of net profit and shareholders’ equity reported under Finnish GAAP to the amounts determined under U.S. GAAP and a discussion of the principal differences are set out in Note 23 of the notes to the consolidated financial statements included elsewhere in this annual report.

Overview

UPM derives its revenue primarily from the sale of magazine papers, newsprint and fine and speciality papers. These three divisions represented 66% of our turnover in 2003. We derive additional revenue from the sale of converted products and wood products, which together represented 28% of our turnover in 2003. We are well-integrated, with a high degree of self-sufficiency in pulp and energy. Europe represents 75% of our turnover, the United States represents 13% and Asia represents six percent. (See “Item 4.—Market Area”)

The main driving forces in the paper and forest products industry are general economic growth, capacity build-up, commodity pricing, delivery volumes, capacity utilization and cost competitiveness. The sales prices and capacity utilization rates for our main products are strongly affected by general business conditions in the markets in which we operate. Individual suppliers have very little influence on these factors and the resulting product sales cycles. As a result, the companies in the paper and forest products industry compete primarily on cost effectiveness to offset downturns in the sales cycles. Efficiency of operations, manufacturing costs and the prevailing exchange rates between producer and consumer countries affect profitability in our industry. We believe that to be successful in the industry, a company should be positioned at the lower end of a cost curve in its core product areas, have a suitable, high-quality product mix and proximity to key global customers. We have been among the most profitable large companies in the paper and forest products industry.

Our management has been focused on a continuous drive towards greater efficiency and cost-control. The restructuring measures we have undertaken since the merger of Repola and Kymmene and during the early 1990s have reduced our costs and supported our profitability in the current cycle. During 2003, we introduced a cost savings program aimed at achieving annual savings of €200 million by the beginning of 2005, with more than two thirds of the target being achieved by the end of 2003. Furthermore, the synergy benefits from the Haindl acquisition positively affect our financial results.

Trends in Our Business

In the early 1990s, numerous capacity expansions in the industry led to an oversupply of many forest products which, exacerbated by the recession in Western Europe and North America, led to reduced capacity utilization rates and intensified competition. Consequently, this period was characterized by lower paper and pulp prices. In 1994 and 1995, improvements in capacity utilization and price increases in certain paper grades created a favorable economic environment for industry participants. As a result of their improved financial position, paper producers then initiated a number of new capital investment projects. The overall capacity increase, however, was lower than during the previous industry cycle, as paper producers emphasized capacity gains through industry consolidation and greater financial strength. More controlled capital expenditure and consolidation have been characteristic for the industry also in most recent years, although excessive investments have been made in some paper grades. Since 2001, demand for most paper products has also been very weak, with declines in demand in certain paper grades which has resulted in continued oversupply and low prices.

Although consumption by end-users of most paper grades has in general increased relatively steadily by an average of approximately three percent annually in recent history, significant fluctuations in levels of stocks maintained by paper producers and customers have periodically increased variations in demand. For example, from time to time, cyclicality has resulted from the practice of customers leveraging inventory capacity by increasing stocks at lower prices and then reducing stocks as prices increase.

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

For certain fine paper grades, European industry participants also face a potential threat from producers in Asia and South America. Throughout the early 1990s, Asian producers increased their investments in new capacity and their share of world paper production rose. However, as a result of economic uncertainty in the area, these investments slowed down considerably from 1997 through the early 2000’s as decreasing demand growth in the area resulted in over-capacity and local producers faced financial difficulties. Recently, the activity has picked up, with the growth of the Chinese paper market bringing opportunities for paper companies. Significant investments in paper capacity are currently being made in China, including UPM’s new fine paper machine to be started up in the summer of 2005.

Market Conditions for Paper Products

The following tables set forth global demand for printing papers in 2003(1):

	Magazine Papers	Newsprint	Fine Papers
	(million tons per year)
Western Europe	9.6	9.5	13.7
U.S. and Canada	8.1	11.2	17.8
Rest of the world	4.4	15.8	34.2

Total	22.1	36.5	65.7

	Magazine Papers	Newsprint	Fine Papers
	(kilograms per capita per year)
Western Europe	24.5	24.3	35.0
U.S. and Canada	25.9	36.0	57.0
Rest of the world	0.8	2.9	6.2
Global	3.6	5.9	10.6

(1)	Sources: CEPIPRINT, CEPIFINE and Pulp and Paper Products Council (“PPPC”).

The following tables set forth changes in demand for printing papers in our principal markets, Western Europe and the United States and Canada in the last five years:

Changes in Demand for Printing Papers(1)

Paper Grade	2003	2002	2001	2000	1999
	(Percentage change from prior year)
Western Europe

Newsprint	1	(5)	(3)	4	5
SC magazine	2	(1)	0	9	6
Coated magazine	3	1	(6)	13	4
Coated fine paper	2	0	(7)	3	10
Uncoated fine paper	(2)	(1)	(2)	2	5

U.S. and Canada

Newsprint	(1)	(2)	(11)	0	2
SC magazine	6	5	(2)	14	7
Coated magazine	5	5	(8)	5	(1)
Coated fine paper	(5)	4	(9)	1	6
Uncoated fine paper	(1)	(2)	(7)	(1)	4

(1)	Sources: CEPIPRINT, CEPIFINE and PPPC.

Paper demand fluctuations have been rather significant in recent years. Demand growth in 1999 through 2000 was above average, and especially in 2000 magazine paper demand was vigorous on both continents. Weakened economic growth and the subdued advertising market resulted in a decreased demand for paper especially in USA and Canada, but also Western Europe. In 2002, the market for printing papers remained weak in Western Europe while some improvements were seen in the North American market. The year 2003 brought some more positive growth for magazine papers, but the demand of newsprint and fine paper was weak on both continents. Speciality paper demand was largely unchanged in 2001 and 2002. In 2003, the label paper demand continued good, but envelope paper demand weakened. The packaging paper market strengthened towards the end of the year. Demand for converting industry’s products weakened in North America and Asia in 2001. The market remained challenging throughout 2002 and 2003, also in Western Europe. Siliconised paper markets were especially lackluster. Demand for sawn timber, as well as for plywood and building supplies, was good in 2001, but the sawn timber market was heavily oversupplied. In 2002, demand for sawn timber was quite satisfactory, as was the case in plywood. Wood based building supplies business was brisk in 2002. During 2003, the markets for plywood became competitive while oversupply of sawn timber continued in Western Europe. As a result of weak paper demand, the market for pulp during 2001 and 2002 was depressed, but it improved somewhat in 2003.

The following table sets forth changes in prices for printing papers in our principal markets, Western Europe and the United States and Canada, in the last five years:

Changes in Prices for Printing Papers(1)

Paper Grade	2003	2002	2001	2000	1999
	(Percentage change from prior year)
Western Europe

Newsprint	(13)	(13)	16	2	(2)
SC magazine	(7)	(5)	3	3	2
Coated magazine	(10)	(10)	4	4	(1)
Coated fine paper	(11)	(7)	(2)	20	(4)
Uncoated fine paper	(10)	(5)	(3)	21	(1)

USA & Canada

Newsprint	10	(21)	3	9	(12)
SC magazine	3	(14)	(2)	2	(4)
Coated magazine	1	(15)	(7)	10	(11)
Coated fine paper	3	(12)	(11)	8	(6)
Uncoated fine paper	(5)	(5)	(5)	13	(3)

(1)	Sources: Resource Information Systems, Inc. and Pulp and Paper International. Price changes in Western Europe are based on prices in euros and price changes in North America are based on prices in U.S. dollars.

Paper prices generally fluctuate even more than demand. In early 1999 paper prices decreased somewhat. The market for printing papers strengthened considerably in the summer of 1999 and as a result, prices for printing papers stabilized and price increases were introduced in the fall of 1999. Similarly, prices for our converting products enjoyed positive development particularly in the second half of 1999 as a result of strengthening demand in Western Europe and the United States and the recovery of the Asian market. In 2000, prices for magazine paper and fine paper increased, while prices for newsprint remained stable. At the beginning of 2001, due to good demand, prices for magazine papers and newsprint increased further in Western Europe. Fine and speciality paper prices, along with pulp prices, were under pressure during the year in both Western Europe and North America. During 2002, prices of all main paper grades declined, as overcapacity was persistent. The market situation began to improve in North America late in the year, however, and during 2003 prices were increased step-by-step resulting in higher average prices relative to 2002, with the exception of uncoated fine paper. In Western Europe, average prices of newsprint declined by 13%, magazine papers by nine percent and fine papers by ten to eleven percent in 2003.

Market Conditions for Pulp

Pulp, which is a main ingredient in the manufacture of fine paper and an important element in the production of magazine papers and selected other paper grades, has a more volatile price history than paper. The table below sets forth the price development of the benchmark pulp grade, Northern Bleached Softwood Pulp (NBSKP), for the last five years.

Market Pulp (NBSKP) Prices, USD/ton

Year	Average	High	Low
1999	523	610	460

2000	683	710	630

2001	535	705	450

2002	463	490	435

2003	526	560	440

High/low based on monthly average prices

The direct impact of the fluctuation in market pulp prices on our overall profitability has been minimal since we use a large proportion of our pulp production internally as raw material for our paper production. The Group is approximately 90% self-sufficient in pulp.

Market Conditions for Converted Products

At the beginning of 1999, demand for almost all UPM’s converted products was moderate but the markets strengthened considerably towards the year-end. Self-adhesive label markets grew especially in the Far East and industrial wrapping operations enjoyed good growth in our non-European markets. During 2000, the markets for converted products were extremely good during the first half of the year but the situation moderated in the second half of the year. In 2001, the weaker general economic environment negatively affected the markets for siliconised papers and industrial wrappings. Also the demand growth rate of self-adhesive labelstock declined from a year earlier, but it was still positive. The weaker demand continued in 2002 with some improvement in the latter half, when there were signs of improved market conditions for self-adhesive labelstock. During 2003, the North American market for self-adhesive labelstock improved, but the European demand was weak. Also the Asian market developed positively. Meanwhile, the demand for siliconised papers continued to be weak in North America and Europe. Weak demand in the paper and food industries led to weak markets for industrial wrappings in 2003.

Market Conditions for Wood Products

In 1999, prices for spruce plywood rose, while prices for birch plywood decreased. Prices for plywood, after rising in 2000, were relatively stable in 2001 as a result of good demand. During 2002, plywood prices declined somewhat due to fierce competition. Tough market conditions continued in 2003 as U.S. dollar based exporters became more active in the Western European market. Prices declined noticeably. The consumption of sawn timber and building products remained high for all of 1999. Despite good demand, the decreasing price trend continued in 1999 as a result of increased price competition caused by higher supply. The trend in cost increases in the forest industry was restrained. Sawn timber prices strengthened during the first half of 2000, but began to falter towards the end of the year, mainly due to increased supply. The oversupply situation continued in 2001 and prices weakened. In 2002, sawn timber prices remained low, but as a result of low inventories and relatively good demand, prices began to rise once again towards the end of the year. During 2003, the market weakened especially in the second half of the year due to oversupply and average sawn timber prices in 2003 were little changed as compared to the year before.

Current value of assets

Our assets are, in most cases, valued at cost less depreciation according to plan. The current values of certain assets are, however, considerably higher than their book values.

As at December 31, 2003, listed shares held by UPM had a book value totaling €176 million and a current value of €196 million.

UPM’s 930,000 hectares of forest holdings in Finland had a book value of €1,141 per hectare and a total book value of €1,061 million (including revaluations of €548 million) as at December 31, 2003.

We estimate that the average current value of our forest holdings was €1,371 per hectare for a total current value of €1,275 million in Finland in 2003.

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

We believe that the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements. All of our accounting policies are summarized in our consolidated financial statements, which are included elsewhere in this annual report. Where there is a difference in accounting policy between U.S. GAAP (as reported in note 23 to the financial statements) and Finnish GAAP that is material and contains significant critical estimates, we have included a separate discussion below.

•	Impairment of non-current assets (long-lived tangible and intangible assets and investments). We review long-lived assets and investments for potential impairment whenever events and changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is measured by comparing the carrying amount of the asset to its fair value, which are primarily determined based on estimated future net cash flows expected to be generated by the asset. The most significant variables in determining cash flows are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as, the assumptions and estimates used to determine the cash inflows and outflows. To the extent carrying values exceed fair values, an impairment loss is recognized in operating results. Goodwill is amortized over 20 years. We regularly review goodwill to evaluate whether events or changes have occurred that would suggest an impairment of its carrying value. If this review indicates that goodwill will not be recoverable, as determined based on the estimated undiscounted cash flows of the underlying business, impairment is measured by comparing the carrying value of goodwill to its fair value. Fair value is determined based on discounted cash flows or external appraisals.

Under U.S. GAAP, we adopted SFAS No. 142, Goodwill and Other Intangible Assets (“FAS 142”) on January 1, 2002. Under FAS 142, goodwill and intangible assets with indefinite useful lives are no longer amortized but will be tested for impairment at least on an annual basis, or more frequently whenever events and circumstances indicate that the carrying amount may not be recoverable, in accordance with the provisions of FAS 142.

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

•	Useful lives of tangible and intangible assets. We calculate depreciation and amortization of tangible and intangible assets on a straight-line basis so as to write off the cost of the assets over their expected useful lives. The economic life of an asset is determined based on expected physical wear and tear, economic and technical aging, legal or other limits on the use of asset and obsolescence. If some of these factors were to deteriorate materially, resulting in an impairment of the assets’ ability to generate future cash flows, we may accelerate depreciation and amortization to reflect the remaining useful life or record an impairment loss.

•	Doubtful accounts. We review our doubtful accounts on a monthly basis for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional charges may be required. As a part of this evaluation, we take into account historical bad debts, customer concentrations, customer creditworthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts.

•	Inventory obsolescence. We value our inventories at the lower of cost or expected market price, based on assumptions about future demand and market conditions. We monitor inventory levels on a periodic basis based on expected usage. If actual market conditions prove to be less favorable than those projected by the management or future demand is different than management’s projections, additional inventory write-downs may be required.

•	Environmental provisions. We are committed to complying with stringent regulations about environmental quality. We estimate potential future costs relating to environmental matters on a case-by-case basis based on our current interpretation of environmental laws and regulations in the territories we operate. The final outcome of these uncertainties could be different from current estimates, which could have a material impact on the results of operations of future periods.

•

Pension and postretirement benefits.    We operate a mixture of pension schemes in accordance with the local conditions and practices in the countries in which we operate. Such benefit plans vary according to the customary benefit plans prevailing in the country concerned. Most of these programs are defined benefit pension schemes with retirement, disability, death and termination income benefits. The retirement income benefits are generally a function of years of employment and final salary with the company and are generally coordinated with local national pensions. Generally, the schemes are either funded through payments to insurance companies or to trustee-administered funds as determined by periodic actuarial calculations or the obligations are assumed directly by us. Under U.S. GAAP, the cost of these plans is reported and accounted for in accordance with FASB Statement Nos. 87, 88 and 132R. These Statements require significant assumptions regarding discount rates, salary increases and asset returns. Despite our belief that our estimates are reasonable for these key actuarial assumptions, future actual results will likely differ from our estimates, and these differences could materially affect our future net income and shareholders’ equity under U.S. GAAP either unfavorably or favorably.

Additionally, it is possible that the value of the plan assets could decline as a result of negative investment returns, which combined with increasing amounts of accumulated benefit obligations, could result in our Group being required to make significant cash contributions to our plans in future periods.

For additional information regarding our pension plan assets, benefit obligations and accounting assumptions, see Note 23.I.(g) of the notes to the consolidated financial statements included elsewhere in this annual report.

•	Taxes. As a part of preparing our consolidated financial statements, we are required to make estimates regarding our income taxes in each of the jurisdictions and countries in which we operate. We record the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in the consolidated balance sheet, as well as operating loss and tax credit carryforwards. We follow very specific and detailed guidelines regarding the recoverability of any tax assets recorded on the balance sheet. A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized. To the extent we establish a valuation allowance or increase this allowance, we include an expense in the tax reserve in the income statement.

Sensitivity Analysis

The main factor affecting our financial results is the sales prices of our paper. We estimate that a hypothetical ten percent increase in paper prices would have had a positive effect of €310 million, €130 million and €160 million on the operating profits of our magazine paper division, newsprint division and fine paper business, respectively, for the year ended December 31, 2003. A similar ten percent change in the volume delivered, on the other hand, would only have had approximately half the effect on operating profits as compared to the same percentage change in paper prices.

Long-term changes in exchange rates also have a marked impact on our financial results. We estimate that a hypothetical ten percent change in the value of the U.S. dollar against the euro would result in a change of approximately €45 million in pre-tax profits in the short term and approximately €90 million in the long term under our current hedging policy, which assumes that 50% of net currency exposure has been hedged for twelve months ahead in accordance with the Company’s hedging policy.

Crude oil prices have limited direct impact on the Company. We estimate that a hypothetical $5 per barrel increase in crude oil prices would decrease our operating profits by less than €10 million over a twelve-month period.

Cost Structure

Our main costs and expenses are personnel expenses and the cost of our fiber raw materials. Delivery cost to customers worldwide is also a major cost item. In 2003, costs and expenses totaled €8.5 billion.

The following is a breakdown of our cost structure (excluding depreciation) in 2003:

As a percentage of total costs
Personnel expenses	20
Logs and pulpwood	13
Delivery	12
Chemicals and fillers	12
Recycled paper	3
Other raw materials	10
Energy	8
Other	22

Total	100%

Recent Developments

Reporting Under International Financial Reporting Standards (IFRS)

We publicly report under the International Financial Reporting Standards, or IFRS, for our financial reporting beginning on January 1, 2004. Previously, we had used Finnish Accounting Standards, or FAS, for our financial reporting. This change in accounting standards will affect, among other things, the following aspects of our financial statements:

•	Business combinations. The mergers that took place in the late 1980s and the 1990s in connection with the restructuring of the Finnish forest industry are treated under IFRS as acquisitions and not as pooling of interests. The new treatment of these and other acquisitions has an impact on acquisition costs and their allocation, and depreciation and amortization.

•	Asset revaluations. The revaluations made primarily to forest holdings in Finland are reversed. However, biological assets are valued under IFRS at their fair value.

•	Sale and lease-back arrangements. The company has sold and then leased back certain power plants under long-term agreements and uses the electrical power generated by these plants in its own production. Under IFRS these divested assets must be reinstated on the balance sheet.

•	Interest paid during construction. Most interest payments made while construction is in progress are recognized under FAS as expenses. Under IFRS, the company will recognize interest paid during construction partly as an acquisition cost when it relates to fixed assets.

•	Shareholdings in listed companies. Under IFRS, these holdings are measured on the balance sheet at their final quoted prices on the balance sheet date without any profit/loss effect, whereas under FAS they are valued at no more than their acquisition cost.

•	Financial instruments. Under IFRS, financial instruments are stated on the balance sheet at their fair values. Gains or losses on hedging instruments relating to future cash flows are booked under IFRS according to the principles of hedge accounting.

•	Value of forest holdings. Under FAS, forest holdings are valued at acquisition cost plus revaluations made. Under IFRS, biological assets are valued at their fair value and any change in value is booked to the income statement. The determination of the fair value is based on the present value of future cash flows.

•	Finnish pension scheme (TEL). Under FAS, pension expenses are recorded in accordance with local accounting practices. Under FAS, TEL was regarded as a defined contribution plan. Under IFRS, the disability element of TEL is calculated as a defined benefit plan.

•	Segment accounting and reporting. The reporting segments will not change under IFRS. They are based on the Group’s organization and internal reporting.

•	Other differences. The other differences concern mainly the treatment and reporting of provisions, taxes and associated companies. Under IFRS, the share of the result of associated companies before taxes is reported after operating profit, whereas under FAS they are reported in operating profit.

Results of Operations for the Three Months Ended March 31, 2004

On April 27, 2004, we announced our results for the three months ended March 31, 2004. Sales for the three months ended March 31, 2004 were €2,451 million, which represented a slight increase over sales of €2,423 million for the same period in 2003. Operating profit for the three months ended March 31, 2004 was €101 million, compared to €100 million for the same period in 2003.

Antitrust Investigation

UPM has directed the Company’s outside counsel to conduct an internal investigation of UPM’s and its subsidiaries’ compliance with competition laws in the United States and other jurisdictions where the companies conduct business. UPM has also decided to approach competition law authorities to disclose any conduct that has not comported with applicable competition laws. UPM has also strengthened its competition law compliance programs. It has created a European Union Competition Law Compliance Manual and has begun a comprehensive competition law training program for all its employees. Seven hundred of the most senior Company employees have been trained to date and have individually confirmed their compliance with the competition laws. Internal audits have been expanded to include competition law issues and a variety of other internal controls have been implemented. Pursuant to the continuing investigation, the Company has also made organizational and personnel changes. As the investigation continues, additional such changes may be made.

During 2004, UPM and its subsidiaries have been cooperating with competition law authorities in the European Union, Canada, and the United States. UPM has received conditional immunity from competition authorities in the European Union and Canada with respect to certain conduct UPM has disclosed to them. In the United States, the Antitrust Division of U.S. Department of Justice is conducting criminal investigations into alleged anticompetitive conduct in the labelstock and magazine paper industries. UPM is cooperating fully with the authorities and their ongoing investigations, and may yet be subject to additional investigations in other parts of the world. Further details regarding these investigations and related legal proceedings are included in “Item 3. Key Information—Risk Factors” and “Item 8. Financial Information—Other Financial Information—Legal Proceedings.”

In the aggregate, these matters may implicate or result in substantial adverse publicity, penalties, and damages. It is possible that any ultimate liability could be material to UPM’s financial position, results of operations, and cash flow. At this time, however, and in light of UPM’s cooperation with the authorities, and due to the considerable uncertainties associated with these matters, it is currently not possible for UPM to estimate any potential liability. UPM will continue to consider the need to establish loss provisions in light of future developments.

Recent Acquisitions and Divestitures

In November 2001, we purchased all of the outstanding shares of Haindl for an aggregate acquisition cost of €3,652 million. At the same time, we entered into an agreement to sell two of Haindl’s paper mills to the Norwegian paper producer, Norske Skog, for €1,027 million. The enterprise value of the acquisition of the four mills was €2,690 million. The combined production capacity of the mills hosting a total of eight modern paper machines is 1.9 million tons per year of magazine papers and newsprint. In 2001, the mills had a turnover of €1,189 million and employed 2,443 people at year-end. The acquisition strengthened our position as the world’s largest magazine paper producer and as one of the leading newsprint producers in Europe. It also enhanced our position as a local producer in the middle of Europe’s most important markets. The products of the acquired mills complemented our own product range and improved our ability to serve customers locally. The transaction resulted in a more balanced fiber raw material base for our operations and more than doubled our consumption of recovered paper, currently being approximately 2.3 million tons per year. As a result of the acquisition, we benefit from synergies in production, marketing, logistics and purchasing. By the end of 2003, we had achieved nearly all of the initial savings target of €70 million to be reached by the end of 2004. The acquisition was financed through a €2.5 billion bank loan. In addition, we offered 12.3 million shares for subscription by a group of Haindl shareholders. The shares were purchased by members of the Holzhey and Bischoff families at a price of €34.071 per share, which was the weighted average quotation price for our shares on the Helsinki Exchange between March 30 and May 16, 2001, and represented a total value of €419 million.

In July 2002, we sold 22.8% of the shipping company Transfennica Oy Ab to Dutch transport company Spliethoff. We owned 49.9% of the shares of Transfennica Oy Ab prior to the transaction and 27.1% after the sale. Transfennica Oy Ab had an average of 75 employees and a turnover of approximately €117 million for the year ended December 31, 2001.

In October 2002, the Group sold its Walki Films packaging films business to Bemis Company Inc. for U.S.$70 million (€70.9 million). The Walki Films business comprised the manufacturing of vacuum and modified atmosphere plastic films with operations in Finland and France. Walki Films was previously reported in Converting Division’s reportable segment.

In November 2002, we completed the sale of our Walki Can liquid packaging business unit to Stromsdal Oyj and RMG Pointo Oy. The Walki Can liquid packaging business unit had 35 employees at the end of 2001.

In September 2003, we sold our Rosenlew flexible intermediate bulk container (FIBC) operations. The business had approximately 470 employees and an annual turnover of approximately €40 million.

In October 2003, we sold our 8.2% interest in the real estate company Polar Kiinteistöt for an aggregate consideration of €11 million.

In November and December 2003, we sold 11.3 million shares of Nokia for an aggregate amount of €168 million. We realized capital gains of €163 million on the sale. As a result of the sale, we no longer own any shares in Nokia.

Restructuring Activities

In September 2003, we decided to close down a book paper machine with a capacity of 100,000 tons/year, together with the adjacent stone ground-wood plant, at our paper mill in Voikkaa, Finland. The closure took place on May 1, 2004. As a result, we booked a non-recurring charge of €9 million in 2003.

In January 2003, we closed the two oldest paper machines at the Blandin mill in Minnesota, the United States. The paper machines were originally built in 1931 and 1963. Based on the machines’ age and production capacity, we decided that the paper machines were no longer competitive, irrespective of any future investment. The Blandin mill will continue to operate its two newer machines, which were built in 1975 and 1989. As a result of these initiatives, the Group also reassessed the useful lives of the newer machines.

The Group recorded a pre-tax charge of €128 million in 2002 as a result of the closures and reassessments of useful lives of fixed assets. This charge includes impairment of assets of €79 million. In addition, the Group recorded accrued costs of €20 million in 2002 due to involuntary termination of approximately 300 employees and other closing-related costs, as well as €20 million in 2002 related to the settlement of pension and post-retirement healthcare plans at the Blandin mill.

In connection with the restructuring activities at the Blandin mill, a cost-reduction agreement was entered into with the local union. The agreement provides for, among other things, a long-term wage freeze, a reduction of post-retirement medical benefits and certain changes in seniority rules.

In 2002, we also closed the mechanical pulp mill in our Shotton mill in the United Kingdom. In connection therewith, we recorded a pre-tax charge of €8 million to write down the related tangible assets. The closure resulted from our decision to use recycled pulp produced in our deinking plant in the United Kingdom.

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

On January 1, 1999, member states of the European Union participating in Stage Three of the EMU, including Finland, adopted a single currency, the euro. The euro was introduced as our accounting currency on that date. For Finnish markka, the conversion rate was FIM 5.94573 to one euro. After its introduction, the euro has increasingly been used as the pricing currency, although sales also often take place in the customer’s own currency, and the breakdown of sales by country may also be partly indicative of the breakdown by currency. Additionally, long-fiber chemical pulp is generally priced in U.S. dollars. In general, the introduction of the euro has reduced our exposure to exchange rate fluctuations. In 2003, total foreign exchange gains resulting from currency fluctuations and included in the profit and loss account net of our hedging activities were €57 million, compared to losses of €24 million in 2002 and a net gain of €7 million in 2001. See “Item 11. Quantitative and Qualitative Disclosures about Market Risks.”

We have not experienced, and management does not expect, any material adverse impact on our competitive position resulting from the introduction of the euro. The introduction of the euro, and the consequent elimination of the currency exchange rate risk between the national currencies of the participating member states and the former Finnish markka, has eliminated the need for currency exchange transactions and hedging transactions with respect to these currencies, resulting in transaction cost savings to the Group. For additional discussion regarding the impact of the euro on exchange rate and currency risk exposure of the Company, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Exposure.” During 2002, the U.S. dollar decreased in value against the euro by approximately 16% compared to the exchange rate on January 2, 2002. The value of the British pound sterling decreased by approximately four percent from 0.6262 on January 2, 2002 to 0.6505 on December 31, 2002. During 2003, the U.S. dollar decreased in value against the euro by approximately 21% compared to the exchange rate on January 2, 2003. The value of the British pound sterling decreased by approximately eight percent from 0.6520 on January 2, 2003 to 0.7048 on December 31, 2003.

Results of Operations

The following table sets forth the turnover and operating profit of our various business areas and divisions in accordance with Finnish GAAP and the production and delivery volumes of our divisions for the three most recent years:

	Year ended December 31,
	2003	2002	2001
	(€ in millions)
Turnover by Division
Paper Divisions
Magazine papers	3,320	3,577	3,548
Newsprint	1,295	1,381	1,058
Fine and speciality papers	2,278	2,449	2,362
Converting division	1,374	1,541	1,480
Wood products division	1,552	1,489	1,463
Other operations	672	583	489
Interdivisional sales	(543)	(545)	(482)

Total	9,948	10,475	9,918

Operating Profit by Division(1)
Paper Divisions
Magazine papers	153	225	598
Newsprint	54	162	211
Fine and speciality papers	241	359	336
Converting division	43	70	46
Wood products division	29	37	27
Other operations	264	209	396

Total	784	1,062	1,614

(1)	The 2003 figures included non-recurring charges of €9 million for the Newsprint Division and €4 million for the Converting Division. The 2002 figures included non-recurring charges of €128 million for the Magazine Papers Division related to the Blandin restructuring and €8 million for the Newsprint Division related to writedown of assets. The 2001 figures included non-recurring charges of €20 million for the Magazine Papers Division mainly related to writedown of assets in idled and rebuilt facilities and one-time employee termination benefits and €11 million for the Converting Division related to restructuring activities.

	Years ended December 31,
	2003	2002	2001
	(In 1,000 tons, except sawn timber and plywood)
Production
Papers total	10,232	10,046	8,298
Chemical pulp	2,027	2,102	2,038
Plywood, 1000 m³	936	905	786
Sawn timber, 1000 m³	2,408	2,201	2,035
Deliveries
Magazine papers	4,822	4,618	3,964
Newsprint	2,587	2,467	1,667
Fine and speciality papers	2,879	2,774	2,546

The Year ended December 31, 2003 Compared to the Year ended December 31, 2002

Turnover

General.    Our turnover was €9,948 million for the year ended December 31, 2003, down by five percent from turnover of €10,475 million for the year ended December 31, 2002. Our total paper production in 2003 amounted to 10,232,000 tons, compared with 10,046,000 tons for the year ended December 31, 2002. Turnover declined mainly due to lower prices.

Magazine papers.    Turnover in the magazine papers division was €3,320 million for the year ended December 31, 2003, a decline of seven percent from €3,577 million for the year ended December 31, 2002. Although deliveries increased by four percent from 4,618,000 tons to 4,822,000 tons, lower prices and the weaker U.S. dollar offset the positive impact of higher volumes. In 2003, our capacity utilization rate was 87%, as compared to 85% in the previous year.

In 2003, overall demand for coated magazine paper increased by three percent in Western Europe and by five percent in the United States in comparison to the year ended December 31, 2002. Demand for uncoated magazine paper increased by two percent in Western Europe but increased by six percent in the United States during the year ended December 31, 2003. European magazine paper prices were approximately nine percent lower in the year ended December 31, 2003 than they were in the year ended December 31, 2002. In the United States, average magazine paper prices increased by approximately two percent from record-low levels.

Newsprint.    Turnover in the newsprint division was €1,295 million for the year ended December 31, 2003, a decrease of six percent from turnover of €1,381 million for the year ended December 31, 2002. This decrease was primarily due to lower prices. Our newsprint deliveries were 2,587,000 tons during the year ended December 31, 2003, an increase of five percent from 2,467,000 tons in the year ended December 31, 2002. In 2003, the capacity utilization rate was 90%, as compared to 88% in the previous year.

In 2003, demand for newsprint grew by only one percent in Western Europe and declined by the same amount, one percent, in the United States. Newsprint demand in the United States has declined for three consecutive years, in 2001, 2002 and 2003. Newsprint prices in Europe fell on average by 13% for the year ended December 31, 2003 as compared to the year ended December 31, 2002.

Fine and speciality papers.    Turnover in the Fine and Speciality Papers Division was €2,278 million for the year ended December 31, 2003, a decrease of seven percent from turnover of €2,449 million for the year ended December 31, 2002. Our fine and speciality paper deliveries during the year ended December 31, 2003 were 2,879,000 tons, an increase of four percent from 2,774,000 tons during the year ended December 31, 2002. In 2003, capacity utilization was 88%, compared with 89% for the year 2002. Speciality paper operating rates were above 90%, but coated fine paper operating rates continued at a low level. The Chinese mill at Changshu operated at practically maximum capacity.

Demand for fine paper was far from robust throughout 2003. In Western Europe, demand for uncoated fine paper declined by two percent and increased by only two percent for coated fine paper compared to the preceding year. In China, the vigorous demand growth continued. The demand for label papers was rather solid in 2003, but the demand for envelope papers was again subdued compared to the year 2002. Packaging paper demand fluctuated throughout the year, but strengthened towards the end of 2003. Average prices of uncoated fine papers in Western Europe were ten percent lower in 2003 as compared to average prices in 2002, while coated paper prices declined by eleven percent. In China, prices on average remained similar to the year 2002. Speciality paper prices declined somewhat in 2003 as compared to 2002.

Converting.    Turnover in the Converting Division was €1,374 million for the year ended December 31, 2003, a decrease of eleven percent from turnover of €1,541 million for the year ended December 31, 2002. The decrease in turnover was primarily due to the sale of Walki Films in October 2002, as well as weak demand and lower prices. Raflatac’s turnover was unchanged at €736 million. Organic growth in North America and stronger positions in the Asia-Pacific region and South Africa compensated for the weaker trend in the European self-adhesive labelstock market. In 2003, the turnover of Loparex decreased by 14% and total turnover amounted to €334 million. Demand was lackluster in all the main markets, and fierce competition resulted in lower prices. Walki Wisa’s turnover was down slightly at €305 million in 2003, compared with €318 million in 2002. Market conditions for industrial wrappings were challenging in Europe.

Wood Products.    Turnover in the Wood Products Division was €1,552 million for the year ended December 31, 2003, an increase of four percent from turnover of €1,489 million for the year ended December 31, 2002. This increase was primarily due to higher deliveries. Plywood operations resulted in a turnover of €529 million, a decrease of two percent from the turnover of €538 million for the year ended December 31, 2002. The sawmilling operations generated a turnover of €499 million in 2003, an increase of nine percent compared with the turnover of €459 million for the year ended December 31, 2002. The building supplies trade had a turnover of €650 million, an increase of six percent from the year 2002.

The division’s plywood production amounted to 936,000 cubic meters during the year ended December 31, 2003, an increase of three percent compared to plywood production of 905,000 cubic meters during the year ended December 31, 2002. The division’s output of sawn timber during the year ended December 31, 2003 amounted to 2,274,000 cubic meters, an increase of eleven percent from the sawn timber output of 2,051,000 cubic meters during the year ended December 31, 2002.

Other operations.    Turnover from other operations amounted to €672 million for the year ended December 31, 2003, an increase of 15% from turnover of €583 million for the year ended December 31, 2002.

Operating profit (loss)

General.    Our operating profit amounted to €784 million for the year ended December 31, 2003, a decrease of 26% from operating profit of €1,062 million for the year ended December 31, 2002. Lower paper prices and the stronger euro were the main reasons for the lower operating profit. Operating profit fell in all operative divisions, but increased in Other Operations. Cost savings carried out during the year and synergy benefits from the Haindl acquisition had a positive impact on operating profit. Operating profit for 2003 included net non-recurring income of €129 million. Gains from the sale of listed shares were €167 million and other capital gains amounted to €23 million. Non-recurring restructuring costs, write-downs and other provisions were €42 million, while the costs related to the unrealized MACtac acquisition were €19 million. Operating profit for 2002 included net non-recurring charges of €46 million.

Magazine papers.    Operating profit of the Magazine Papers Division amounted to €153 million for the year ended December 31, 2003, a decrease of 32% from operating profit of €225 million for the year ended December 31, 2002. This decrease was mainly due to lower prices and the weaker U.S. dollar. Improved cost-effectiveness and synergy benefits, on the other hand, positively contributed to profits.

Newsprint.    Operating profit of the Newsprint Division amounted to €54 million for the year ended December 31, 2003, a decrease of 67% from operating profit of €162 million for the year ended December 31, 2002. The decrease was attributable mainly to lower prices, while synergies from the acquisition of Haindl’s newsprint capacity had a positive impact on profitability.

Fine and speciality papers.    Operating profit of the fine and speciality papers division amounted to €241 million for the year ended December 31, 2003, a decrease of 33% from operating profit of €359 million for the year ended December 31, 2002. Lower prices were the main reason for the decrease in profitability.

Converting.    Operating profit of the Converting Division amounted to €43 million for the year ended December 31, 2003, a decrease of 39% from operating profit of €70 million for the year ended December 31, 2002. Weak demand and lower prices were characteristics leading to lower profit in 2003 versus 2002.

Wood products.    The Wood Products Division had an operating profit of €29 million for the year ended December 31, 2003, a decrease of 22% from operating profit of €37 million for the year ended December 31, 2002. Lower plywood prices were the main reasons for weakened operating profit.

Other operations. Operating profit from other operations amounted to €264 million for the year ended December 31, 2003, as compared to operating profit of €209 million for the year ended December 31, 2002. Forestry operations in Finland contributed €41 million in 2003, as compared to €37 million in 2002, whereas energy operations resulted in an operating profit of €78 million in 2003, as compared to €51 million in 2002. Our share of the results of associated companies, mainly Metsä-Botnia, contributed €22 million to operating profit in 2003, compared with €60 million in 2002, the decrease being a result of the stronger euro and higher costs.

For the year ended December 31, 2003, net non-recurring income was €129 million. Net gains from the sale of listed shares were €167 million, €163 million of which resulted from the sale of 11.3 million Nokia shares.

Other capital gains were €23 million. Non-recurring restructuring costs, write-downs and other provisions were €42 million, while the operating loss related to the unrealized MACtac acquisition was €19 million. Operating profit for 2002 included net non-recurring charges of €46 million. For the year ended December 31, 2002, net non-recurring items from the sale of shares and fixed assets and write-downs showed a loss of €46 million, after giving effect to gains of €77 million on the sales of shares in Nokia during the year. Other items included in net capital gains, writedowns and restructurings resulted in a loss of €123 million in 2002.

Financial Items

Net financial expenses amounted to €225 million for the year ended December 31, 2003, a decrease of 18% compared to net financial expenses of €273 million during the year ended December 31, 2002. The decrease was due to lower average interest rates and lower net interest-bearing liabilities.

Extraordinary Items

There were no extraordinary items for the years ended December 31, 2003 or 2002.

Profit (loss)

We had a profit before extraordinary items, taxes and minority interests of €559 million for the year ended December 31, 2003, a decrease of 29% from profit of €789 million during the year ended December 31, 2002. Income taxes related to ordinary activities for the year ended December 31, 2003 amounted to €193 million, a decrease of 20% compared to income taxes related to ordinary activities of €241 million during the year ended December 31, 2002. As the net income was lower, the effective portion of non-deductible amortization of goodwill increased in 2003. This increase, together with lower net income in 2003, was the primary reason our effective tax rate for the year ended December 31, 2003 increased to 34.5%, compared with 30.5% for the year ended December 31, 2002. The prevailing corporate tax rate in Finland during 2003 and 2002 was 29.0%. Net profit amounted to €368 million for the year ended December 31, 2003, compared to €550 million for the year ended December 31, 2002. The decrease was primarily due to lower prices and the weaker U.S. dollar.

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

Magazine papers.    Turnover in the Magazine Papers Division was €3,577 million for the year ended December 31, 2002, which was slightly higher than turnover of €3,548 million for the year ended December 31, 2001. Although deliveries increased by 16% from 3,964,000 tons to 4,618,000 tons due to the mills acquired from Haindl, lower prices offset the positive impact of this increase to turnover. In 2002, our capacity utilization rate continued to be low at 86%, as compared to 85% in the previous year.

In 2002, overall demand for coated magazine paper increased by only one percent in Western Europe and by four percent in the United States in comparison to the year ended December 31, 2001, when demand declined markedly. Demand for uncoated magazine paper declined by one percent in Western Europe but increased by five percent in the United States during the year ended December 31, 2002. European magazine paper prices were approximately nine percent lower in the year ended December 31, 2002 than they were in the year ended December 31, 2001. In the United States, average magazine paper prices decreased even more, by approximately 15%.

Newsprint.    Turnover in the Newsprint Division was €1,381 million for the year ended December 31, 2002, an increase of 31% from turnover of €1,058 million for the year ended December 31, 2001. This increase was primarily due to the addition of Haindl’s newsprint production into the division from December 2001. Our newsprint deliveries were 2,467,000 tons during the year ended December 31, 2002, an increase of 48% from 1,667,000 tons in the year ended December 31, 2001. The decline in prices in Western Europe partially offset the positive development of turnover. In 2002, the capacity utilization rate was 89%, as compared to 91% in the previous year.

In 2002, demand for newsprint declined by five percent in Western Europe and two percent in the United States, following declines of three percent and eleven percent, respectively, in 2001. Special newsprint for use in newspaper supplements, books and directories experienced slightly better demand throughout the year 2002 as compared to the year 2001. Newsprint prices in Europe fell on average by 13% for the year ended December 31, 2002 as compared to the year ended December 31, 2001.

Fine and speciality papers.    Turnover in the Fine and Speciality Papers Division was €2,449 million for the year ended December 31, 2002, an increase of four percent from turnover of €2,362 million for the year ended December 31, 2001. Our fine and speciality paper deliveries during the year ended December 31, 2002 were 2,774,000 tons, an increase of nine percent from 2,546,000 tons during the year ended December 31, 2001. In 2002, capacity utilization was 90%, approximately the same as the 89% for the year 2001. Speciality paper operating rates were close to maximum, but specially coated fine paper operating rates were at a low level.

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

Converting.    Turnover in the Converting Division was €1,541 million for the year ended December 31, 2002, an increase of four percent from turnover of €1,480 million for the year ended December 31, 2001. The increase in turnover was primarily due to organic growth at Raflatac. Raflatac’s turnover increased by ten percent to €736 million as a result of sales from the new factory in North Carolina. Improved sales elsewhere also contributed to the increased turnover. Overall, the self-adhesive labelstock market experienced weak demand conditions. In 2002, the turnover growth of Loparex slowed down to only four percent and total turnover amounted to €389 million. Market conditions, especially in North America, were challenging. Walki Wisa’s turnover decreased by €5 million to €318 million in 2002. Moderate demand growth for industrial wrappings was offset by lower average prices.

Wood products.    Turnover in the Wood Products Division was €1,489 million for the year ended December 31, 2002, an increase of two percent from turnover of €1,463 million for the year ended December 31, 2001. This increase was primarily due to higher deliveries of plywood and sawn timber. The sawmilling operations generated turnover of €432 million in 2002, an increase of four percent compared with the turnover of €417 million for the year ended December 31, 2001. Plywood operations resulted in a turnover of €525 million, an increase of four percent from the turnover of €504 million for the year ended December 31, 2001. The building supplies trade had a turnover of €615 million, which was largely unchanged from the year 2001.

The division’s output of sawn timber during the year ended December 31, 2002 amounted to 2,051,000 cubic meters, an increase of eleven percent from the sawn timber output of 1,856,000 cubic meters during the year ended December 31, 2001. The increase was due to the addition of Steyrermühl’s sawmilling capacity, which was acquired in connection with the Haindl acquisition. The division’s plywood production amounted to 905,000 cubic meters during the year ended December 31, 2002, an increase of 15% compared to plywood production of 786,000 cubic meters during the year ended December 31, 2001. A large share of the increase was due to the production of the new Pellos softwood plywood mill.

Other operations.    Turnover from Other Operations amounted to €583 million for the year ended December 31, 2002, an increase of 19% from turnover of €489 million for the year ended December 31, 2001. This increase was largely caused by the inclusion in other operations of the logistics companies acquired in connection with the Haindl acquisition.

Operating profit (loss)

General.    Our operating profit amounted to €1,062 million for the year ended December 31, 2002, a decrease of 34% from operating profit of €1,614 million for the year ended December 31, 2001. Lower paper prices were the main cause of the lower operating profit. Operating profit of the Magazine Papers Division, the Newsprint Division and the Other Operations fell, whereas the operating profit of the Fine and Speciality Papers Division, the Converting and the Wood Products Division increased. The Haindl acquisition had a positive impact on our operating profit. See “Item 5. Recent Developments—Recent Acquisitions and Divestitures.” Operating profit for 2002 included net non-recurring charges of €46 million from the disposition of stock exchange listed shares and fixed assets and non-recurring write-downs and other closing-related costs in connection with the shutdown of two paper machines at the Blandin mill in Minnesota, United States, compared to net non-recurring gains of €220 million during the year ended December 31, 2001, resulting from the total gains on the sales of listed shares of €265 million, and partially offset by a deficit of €45 million as a result of other net capital gains, writedowns and restructurings.

Magazine papers.    Operating profit of the Magazine Papers Division amounted to €225 million for the year ended December 31, 2002, a decrease of 62% from operating profit of €598 million for the year ended December 31, 2001. This decrease was mainly due to lower prices and non-recurring charges of €128 million relating to the closure of the two smallest paper machines at the Blandin paper mill in the United States.

Newsprint.    Operating profit of the Newsprint Division amounted to €162 million for the year ended December 31, 2002, a decrease of 23% from operating profit of €211 million for the year ended December 31, 2001. The decrease was attributable to lower prices and non-recurring charges of €8 million.

Fine and speciality papers.    Operating profit of the Fine and Speciality Papers Division amounted to €359 million for the year ended December 31, 2002, an increase of seven percent from operating profit of €336 million for the year ended December 31, 2001. The increase in profitability was due to higher turnover and improved efficiency of production.

Converting.    Operating profit of the Converting Division amounted to €70 million for the year ended December 31, 2002, an increase of 52% from operating profit of €46 million for the year ended December 31, 2001. This increase was due to higher turnover and improved efficiency of production. The 2001 operating profit included non-recurring charges of €11 million.

Wood products.    The Wood Products Division had an operating profit of €37 million for the year ended December 31, 2002, an increase of 37% from operating profit of €27 million for the year ended December 31, 2001. Higher turnover was the main cause for the increase.

Other operations.    Operating profit from other operations amounted to €209 million for the year ended December 31, 2002, as compared to operating profit of €396 million for the year ended December 31, 2001. Forestry operations in Finland contributed €37 million in 2002, a decrease of 18% from €45 million in 2001, whereas energy operations resulted in an operating profit of €51 million in 2002, as compared to €99 million in 2001. Our share of the results of associated companies, mainly Metsä-Botnia, contributed €60 million to operating profit in 2002, compared with €82 million in 2001, which decrease was due to lower average chemical pulp prices.

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

Profit (loss)

We had a profit before extraordinary items, taxes and minority interests of €789 million for the year ended December 31, 2002, a decrease of 41% from profit of €1,333 million during the year ended December 31, 2001.

Income taxes related to ordinary activities for the year ended December 31, 2002 amounted to €241 million, a decrease of 36% compared to income taxes related to ordinary activities of €378 million during the year ended December 31, 2001. Our effective tax rate for the year ended December 31, 2002 was 30.5%, compared with 28.4% for the year ended December 31, 2001. The prevailing corporate tax rate in Finland during 2002 and 2001 was 29.0%. Net profit amounted to €550 million for the year ended December 31, 2002, compared to €955 million for the year ended December 31, 2001. The decrease was primarily due to lower price levels and lower capital gains.

Liquidity and Capital Resources

Overview

Our primary source of liquidity comes from our generation of operating cash flow. At December 31, 2003, we had €388 million in cash and cash equivalents. At December 31, 2003, we also had two unused credit facilities of which €2,000 million expires in 2006 and €1,200 million expires in 2008. We believe that our existing cash, cash equivalents and operating cash flow will be sufficient to satisfy our currently anticipated cash requirements through at least the next 12 months.

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

The following table sets out a summary of our main cash flows in 2001-2003:

	Year Ended December 31,
	2003	2002	2001
	(€ in millions)
Net cash flow from operating activities	1,264	1,429	1,645
Net cash flow used in investing activities	(352)	(441)	(2,854)
Net cash flow (used in) /from financing activities	(918)	(997)	1,399

Cash from Operating Activities

Our net cash flow from operating activities was €1,264 million for the year ended December 31, 2003 as compared to €1,429 million for the year ended December 31, 2002 and €1,645 million for the year ended December 31, 2001. Changes in cash flows from operating activities are primarily subject to the amounts of paper delivered and the prices at which the paper is sold. Our operating cash flow remained good due to reduction in working capital. Our operating profit for the year 2003 included capital gains on disposal of fixed assets of €200 million and our operating profit for the years 2002 and 2001 included capital gains of €132 million and €299 million, respectively. These capital gains are not included in our cash flow from operating activities for these periods. We believe that cash available through operations is adequate to fund our current scope of operations and our projected capital expenditures.

Cash used in Investment Activities

Our cash flows in company acquisitions, purchases of other shares and investments in intangible and tangible assets were €580 million, €612 million and €3,216 million for the years ended December 31, 2003, 2002 and 2001 respectively. After sales of shares and other assets, and change of other long-term investments amounting to €228 million, €171 million and €362 million, our net cash flows in investing activities were €352 million, €441 million and €2,854 million for the years 2003, 2002 and 2001 respectively. In 2003, major capital expenditure items included the construction of the new paper machine at Changshu mill to be completed in 2005 and the rebuild of Pietarsaari pulp mill to start up in 2004. For the year ended December 31, 2002, the main projects were the new recycled fiber line in Shotton and the modernization of Rauma paper machine 1, completed in 2003. Again, in 2002 the construction of the rebuild of Pietarsaari pulp mill was started. In 2001, the most significant investment item was the acquisition of Haindl.

Cash used in Financing Activities

Net cash used in financing activities was €918 million for the year ended December 31, 2003 as compared to €997 million for the year ended December 31, 2002. For the year ended December 31, 2001, new loans were raised to finance the Haindl acquisition, and net cash provided by financing activities was €1,399 million. Dividend payments of €390 million, €388 million and €371 million, for the financial years of 2002, 2001 and 2000, are included in cash flow used in financing operations for the years ended December 31, 2003, 2002 and 2001 respectively.

At December 31, 2003, with €4,241 million long-term, mainly consisting of bond loans, loans from financial institutions and pension loans, and €852 million short-term interest-bearing debts totaling to €5,093 million and offset by €494 million interest-bearing receivables, primarily including cash and cash equivalents, we had a total of €4,599 million net interest-bearing liabilities. For the second sequential year, our net interest-bearing liabilities decreased to €4,599 million at December 31, 2003 from €5,285 million at December 31, 2002 largely as the result of careful management of capital. As of December 31, 2001, our net interest-bearing liabilities were €6,041 million. The gearing ratio, i.e. net interest-bearing liabilities divided by shareholders’ equity, was 67%, 76% and 89% at December 31, 2003, 2002 and 2001 respectively. The average rate of interest on our loans was 3.5% per annum during the year ended December 31, 2003, down 0.3 percentage points from 3.8% in 2002. The average rate of interest on our loans was 4.9% per annum during the year ended December 31, 2001.

To diversify our funding sources and to secure a balanced maturity schedule and sufficiently long maturities we have launched a number of issues in the capital markets. The average loan maturity at December 31, 2003 was 8.1 years.

In January 2003, we launched a U.S.$250 million bond issue with a maturity of 15 years.

In December 2002, we announced that we would redeem all outstanding bonds from the convertible bond issue of €161 million (FIM 960 million), launched in 1994. The redemption date was February 28, 2003. A total of €3,627,815.16 principal amount of convertible bonds were redeemed and the remaining approximately €36 million in principal amount of convertible bonds were converted into 1,673,490 of our shares.

In November 2002, we launched a U.S.$500 million bond issue with a maturity of 12 years.

In January 2002, we launched on the international bond market a €600 million bond issue with a maturity of ten years and a £250 million bond issue with a maturity of 15 years.

In October 1999, we launched a €250 million bond issue with a maturity of ten years.

In August 1999, we established a global medium-term note program allowing us to issue bonds in different currencies up to a maximum of €1 billion. In 2003, the amount of the program was increased to €4 billion. By March 31, 2004, a total of €2,301 million had been issued under the program.

In March 1998, we provided a U.S.$121 million loan to Asia Pacific Forest Products (Suzhou) Pte (“AP Suzhou”), the Singaporean holding company responsible for Asia Pacific International Holdings Ltd.’s (“APRIL”) fine paper mill in China. The loan was made in connection with our equity investment in AP Suzhou. In August 2000, we acquired all of APRIL’s holdings in AP Suzhou and the loan was transferred from AP Suzhou to APRIL. In April 2002, the loan was renegotiated. The loan is now secured by APRIL’s shareholding of approximately 12% in the pulp producer P.T. Riau Andalan Pulp & Paper. The loan is scheduled to be repaid through regular installments, the first of which were paid in April 2002. The final maturity of the loan will be on December 31, 2006. As of December 31, 2003, the amount of the loan outstanding was U.S.$71 million. We have also entered into an agreement with P.T. Riau Andalan Pulp & Paper to purchase 0.2 million tons of pulp per year to the Changshu mill.

In November 1997, we launched a U.S.$600 million bond issue to institutional investors in the United States. U.S.$225 million of the bonds is repayable in ten years from the date of issue and U.S.$375 million in 30 years. We have also launched a U.S.$155 million privately placed bond issue, which is repayable in 2005, to institutional investors in the United States in 1995.

We have two major committed revolving credit facilities which are part of our liquidity resources. One is for €2.0 billion which matures in 2006. The other is for €1.2 billion and matures in 2008. No drawings were outstanding under our committed credit facilities at December 31, 2003.

Since 1998, we have repurchased an aggregate of, after adjusted by the 2003 bonus issue, 70.1 million of our own shares. Such an amount of shares would equal approximately 13.4% of our present share capital. Of the total number of shares repurchased, 68.6 million have been cancelled and 1.5 million shares have been used to finance acquisitions. At the annual general meeting of shareholders on March 24, 2004, the shareholders authorized for a period of one year from the annual general meeting of shareholders the repurchase of up to 26,178,900 shares. See “Item 10. Additional Information—Authorized Share Capital.”

In May 2003, Standard & Poor’s lowered our credit rating from BBB+ to BBB. The downgrading was due to the weakening of the basic ratios the rating agencies use in their evaluations. The ratios are affected by the main driving forces of the industry, which are prices for our products and volumes for our products delivered. The credit ratings for our bonds at the year end were BBB (S&P—stable) and Baa1 (Moody’s—stable). In March 2004, Moody’s changed their outlook for us to negative from stable. Any future downgrades may increase the cost of capital on any new debt we may incur.

Off-Balance Sheet Arrangements

We have agreed to sell the ownership right to specified trade receivables on a continuous and irrevocable basis. As at December 31, 2003, the value of the receivables sold was €179 million. See Note 15 to our consolidated financial statements attached hereto.

We have leased certain power plants under long-term agreements to use the electrical power in our production. Leasing commitments are €19 million in 2004 and subsequently €93 million up to 2012. See Note 21 to our consolidated financial statements attached hereto.

We purchase some of our electricity from Pohjolan Voima Oy, in which we have a 41.97% stake. Pursuant to the PVO and TVO shareholders’ agreements, the Group bears partial responsibility proportionate to its output share for the costs of management, costs determined by the Articles of Association of PVO and costs for the disposal of nuclear waste produced by the Olkiluoto nuclear power plant. Even though contributions to such funds are sufficient to cover estimated future costs, the possibility exists that actual costs could exceed fund provisions and, if this were to occur, the Group would be partially responsible for any such excess costs, proportionate to its output share. See Note 21 and Note 23.II(g) to our consolidated financial statements attached hereto.

There are no other off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results or operations, liquidity, capital expenditures or capital resources that is material to investors.

Contractual Obligations and Other Commitments

Our principal contractual obligations relate to outstanding debt, leasing commitments and other commercial commitments. The following tables set forth our obligations and commitments to make future payments under contracts and contingent commitments at December 31, 2003:

	Anticipated Payments by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(€ in millions)
Contractual Obligations
Long-term debt	4,522	248	813	983	2,478
Operating lease commitments	206	44	74	49	39
Capital lease obligations including interest	93	41	25	6	21
Purchase commitments	1,403	746	405	140	112

Total	6,224	1,079	1,317	1,178	2,650

The figures included in Purchase Obligations do not include our obligations to pay certain fixed and variable costs of Pohjolan Voima and Kemijoki Oy in connection with their supply of power to UPM. These rights and obligations arise as a result of our shareholdings in each of the companies and are enforceable for so long as we continue to own such shares. The fixed costs are determined on an annual basis pursuant to the terms of the respective shareholders’ agreement for each of these companies, while the variable costs will depend on the amount of power procured and consumed by UPM during the year. For a further discussion of Pohjolan Voima and Kemijoki Oy, see “Information on the Company—Other Operations—Pohjolan Voima” and “Directors, Senior Management and Employees—Related Party Transactions—Energy.”

We have pension arrangements made to comply with local conditions and practices of each country concerned. For purposes of Finnish GAAP, our pension expenses are based on pension liability calculations and are included in the profit and loss account. We have not recognized the liability for the Finnish defined benefit pension liability of TEL-system. Under U.S. GAAP, pension expense is recorded on a full accrual basis for qualifying defined benefit plans and reflected in the income statement over the working lives of the employees provided with such benefits. We do not expect to have material funding requirements for our domestic pension plans, and we do not anticipate any future payments related to our unfunded foreign defined benefit plans to be material. Therefore, payments related to our employee benefit plans are not included in the table above.

Research and Development

General

Group-level research and development concentrates on strategic raw materials and environmental impact studies as well as preliminary research into topics such as new product sectors. Specific research and development expenditures amounted to €48 million in 2003, €46 million in 2002 and €45 million in 2001. These figures do not include all development work connected with investment projects, or the routine product and production development that forms part of normal business operations at our mills. In addition to our own research and development work, approximately ten to 15% of our research and development activities are conducted by Oy Keskuslaboratorio-Centrallaboratorium Ab (the Finnish Pulp and Paper Research Institute or “FPPRI”), which is owned by us together with three other Finnish paper and forest products companies—Stora Enso, Metsäliitto Group and Myllykoski. We have also been involved in many national pulp and paper technology programs initiated by the National Technology Agency of Finland (TEKES). In addition, we obtain research services on a contractual basis from other research institutes and universities in other countries, either as work commissioned by us or as participation in joint technology projects approved by the Board of Directors of the FPPRI.

Product and process development

Our own research projects are directed at developing our products and manufacturing processes.

Development work conducted by our paper divisions is aimed at providing customers with tailor-made papers that are competitive and have the right quality for each end-use. Improving cost-effectiveness is a constant challenge for our mills, as it means reducing the costs of fiber and other materials as well as energy costs. We constantly work to expand the range and improve the balance of fiber raw materials and strive to manage the use of energy more efficiently.

In our newsprint and magazine paper manufacturing, we improved our cost-effectiveness by increasing the use of recycled fiber and of minerals costing less than wood fiber, and by cutting down on the use of the more expensive chemical pulp. In fine paper manufacture, the proportions of short-fiber birch pulp and minerals were increased. The already wide range of printing papers was further expanded by the addition of Finesse products and grades intended for digital printing. Production of high-brightness magazine papers was stepped up on several of our paper machines.

Process research by our paper divisions is aimed at achieving more consistent quality and at reducing specific consumptions and wastes.

Testing and introduction of new technical solutions together with machinery and equipment manufacturers continued. The results were improved product quality and more efficient production.

We made the following rebuilds and modernizations in 2003:

•	Rauma PM 1: rebuild of the press section and coater and changeover to the neutral process for magazine paper manufacture

•	Kaipola PM 6: rebuild of forming section

•	Voikkaa PM 18: modifications to allow production of brighter magazine papers

•	Schongau PM 9: press section rebuild to improve the print-ability of RCF-containing papers

•	Jämsänkoski PM 3: modernization for production of new label papers.

Our long-term collaboration with suppliers of machinery, equipment and raw materials is aimed at developing new generations of high-quality coated and uncoated printing papers. Work continued with numerous printing press manufacturers and printing houses to improve printing process efficiency and print quality.

Our paper divisions have four research centers in Finland and two more abroad employing a total of over 200 people. In Finland, all research work will be handled by the Lappeenranta research centre from mid-2005 onwards. A total of around 200 people are engaged in technical development work at the mills. Collaboration with suppliers of machinery, equipment and raw materials takes the form of individual projects.

Our chemical pulp research focused on raising efficiency levels at the mills. Efforts to reduce specific consumptions of wood and bleaching chemicals and volumes of solid waste from the pulp mills were successful.

In order to support growth, particularly in the fine papers business, the range of fiber raw materials was extended and work was done to modify the properties of fibers from different wood raw materials for optimum end-use suitability.

Our own softwood pulps have been developed to provide even better raw material for the manufacture of magazine papers. The properties of the fibers present in wood obtained from forest thinning were used to develop a new type of pulp that is particularly suitable for speciality paper production.

The most important development projects conducted by our Converting Division concerned Raflatac’s double-sided Duoface labelstock and thin glassine backing paper, Loparex’s PE-coated Layflat release liner for graphic applications, CopperGard—a special product for printed circuit boards, a glassine liner for high-speed self-adhesive label applications, and Walki Wisa’s high-strength envelope laminates.

Research conducted by our Wood Products Division in 2003 focused on improving the surface treatment of cladding boards and panels, further developing gluing techniques for wood products, and replacing the materials traditionally used to improve the biological resistance of wood products by more environmentally friendly methods.

New Ventures

Our New Ventures unit conducts development projects arising from research work carried out by the company or its partners and aimed at finding new ways to improve existing products and processes and at developing completely new products. The projects in progress relate to coating, biochemistry and waste handling. Promising innovations that are not directly linked to present business operations are developed into commercial products through the New Ventures unit.

The most notable New Ventures project currently concerns UPM Rafsec, which is developing radio-frequency identification (RFID) labels and cards. These are used for product labelling by both wholesalers and retailers. The principal users have already agreed on global standards, and the first commercial applications are expected to be introduced on a wider scale during 2004. Another important use for RFID products is in public transport, for which we are developing new, competitive non-contact tickets. The use of systems using such tickets is expected to increase in the next few years. UPM Rafsec currently employs 60 people.

Capital Expenditures

We expect our capital expenditure, excluding acquisitions in 2004, to be below the level of our depreciation. We have five main projects under construction during 2004, including the construction of the new Changshu paper machine, a rebuild of the Pietarsaari pulp mill and recovery plant, completed in spring 2004, a system project for managing supply chain, modernization of Rauma paper machine number two and modernization of Jämsänkoski paper machine six. The new Changshu paper machine to be completed in 2005 will substantially increase the mill’s production capacity for fine paper, bringing the mill’s total production capacity to approximately 800,000 tons per year. In the first stage, the mill’s coating capacity will increase to approximately 200,000 tons per year. The total cost of investments in the Changshu paper machine is expected to amount to approximately €450 million.

During the year ended December 31, 2003, our gross capital expenditure amounted to €584 million, an increase of €23 million from our capital expenditure of €561 million during the year ended December 31, 2002. During the year ended December 31, 2001, our gross capital expenditure amounted to €827 million. Capital expenditures comprised primarily investments in plants and machinery. Acquisitions and purchases of shares accounted for €36 million in 2003, as compared to €52 million in 2002 and €3,023 million in 2001. Maintenance and replacement investments in existing production machinery totaled €312 million in 2003 as compared to €363 million in 2002 and €353 million in 2001. In addition to this, €272 million was spent in 2003 on changes in production and on new production units and production lines, as compared to €198 million in 2002 and €474 million in 2001.

The most significant project during 2003 was the expansion of the deinking plant at Shotton. The total cost of the project, so far, has been €100 million, excluding grant aid of €9 million awarded by the British government. The new capacity came on stream in November 2003.

Sales of fixed assets, including shares in listed companies, totaled €255 million in 2003. In 2002, the proceeds realized from the sale of shares and fixed assets were €212 million. In 2001, the proceeds realized from the sale of shares and fixed assets were €350 million. The proceeds from asset sales in each of these years related principally to the disposition of shares in Nokia.

Holdings in Stock Exchange Listed Securities

As of December 31, 2003, we owned a 14.6% (19.9 million shares) interest in Metso, the parent company of a Finnish multinational engineering group resulting from the merger of Rauma and Valmet Corporation, one of the world’s leading suppliers of equipment and machinery for the pulp and paper industries as well as one of the world’s leading suppliers of rock and mineral processing equipment. We held a majority interest in Rauma until 1997 and conducted engineering activities through it. From May 27, 1997 until June 30, 1999, we accounted for Rauma as an associated company by using the equity method of accounting.

Inflation

Inflation in Finland as measured by the consumer price index was 0.9% for the year 2003, 1.6 for the year 2002 and 2.6% for the year 2001. Inflation in Finland did not have a significant impact on our operating results. However, a portion of our operations, sales and production is performed in countries with rates of inflation higher or lower than that of Finland. Changes in rates of exchange may or may not reflect differences in rates of inflation. It is therefore not possible to quantify the individual or combined effects of these factors on reported income.

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

Board of Directors

Pursuant to our articles of association, our Board of Directors consists of at least five and no more than 12 members at any time. The Board of Directors currently consists of nine members, each of whom has been elected by the shareholders in an annual general meeting of shareholders for a period ending with the following annual general meeting of shareholders. Members of our Board of Directors may be appointed, or removed, only by a resolution of shareholders in a general meeting of shareholders. Pursuant to our articles of association, the mandatory age for retirement of members of our Board of Directors is 70 years.

Following the annual general meeting of our shareholders held on March 24, 2004, the members of our Board of Directors are as follows:

Vesa Vainio, b. 1942	Board member since 1996, Vice Chairman in 1997, Chairman since 2001.

LLM.

Member of the Board of Nokia Corporation, and Chairman of the Board of the Finnish Central Chamber of Commerce to 31.12. 2003.

Owns 6,040 of our shares.

Gustaf Serlachius, b. 1935	Board member since 1996, Vice Chairman since 2000.

B.B.A.

Chairman of the Board of the Gösta Serlachius Fine Arts Foundation, Chairman of the Board of R. Erik Serlachius Foundation. Managing Director of G.A. Serlachius Oy 1969–1986, Chairman of the Board of Directors of Metsä-Serla Corporation 1987–1993, member of the Board of Directors of Oy Metsä-Botnia Ab 1973–1990 and member of the Board of Directors of Repola Ltd 1990–1995.

Owns 1,769,949 of our shares.

Jorma Ollila, b. 1950	Board member since 1997, Vice Chairman since 2004.

M.Sc. (Eng.), M.Sc. (Pol.Sci.), M.Sc. (Econ.), Ph.D. (Pol.Sc.) h.c. and D.Sc (Tech.) h.c.

Chairman and Chief Executive Officer of Nokia Corporation. Member of the Boards of Directors of Ford Motor Company and Otava Books and Magazines Group Ltd.

Owns 28,671 of our shares.

Martti Ahtisaari, b. 1937	Board member since 2000.

President of the Republic of Finland 1994–2000. Teacher Training College, University of Oulu. Granted honorary doctorates by several universities.
Chairman of the Board of Crisis Management Initiative.
Positions in several international organizations and foundations, including Co-Chairman of the Board of the EastWest Institute.
Held several posts in Finland’s Ministry for Foreign Affairs and the United Nations, including Finland’s Ambassador to Tanzania, UN Commissioner for Namibia, Under-Secretary General for Administration and Management (UN) and Secretary of State at the Ministry for Foreign Affairs. Member of the Board of Directors of Elcoteq Network Oyj.

Owns 3,523 of our shares.

Michael C. Bottenheim, b. 1947	Board member since 2001.

Doctoral degree in Law, MBA.

In 1972 he joined Pierson, Heldring & Pierson, a private Dutch Bank as a corporate financier, which he left in 1976 to join Citicorp’s European Investment Bank in London. From 1985 until 2000 he served as a Director of Lazard Brothers & Co. Limited specializing in cross-border mergers and acquisitions, and was appointed in 1992 to the managing directors committee.

Owns 3,523 of our shares.

Berndt Brunow, b. 1950	Board member since 2002.

B.Sc. (Econ.).

President & CEO of Oy Karl Fazer Ab. 2002-
President & CEO of Sanitec Corp. 1992–2002
Leading posts in UPM-Kymmene Corporation 1996–1999 and Finnpap. 1988–1995
Chairman of the Board of Sanitec Corporation.
Member of the boards of Lemminkäinen Oyj and Oy Nautor Ab.

Owns 259,735 of our shares.

Karl Grotenfelt, b. 1944	Board member since March 2004.

LLM.

Chairman of the Board of Directors of Maximedia Oy 1975–2001.
Chairman of the Board of Directors of Famigro Oy since 2003.
President of the European Landowners’ Organization (ELO) since 2001. Lawyer, General Counsel, Administrative Director of Paper Industry and Member of the Executive Board with responsibility for the Paper Industry at A. Ahlström Oy during 1970–86.

Owns 6,500 of our shares.

Georg Holzhey, b. 1939	Board member since 2003.

Dr. oec.-publ.

Executive Vice President and co-owner of G. Haindl’sche Papier-fabriken KgaA 1970–2001. Executive Vice President of UPM-Kymmene Corporation in 2002. Chairman of the Board of Augsburger Localbahn GmbH, member of the boards of BDI, Bundesverband der Deutschen Industrie, the Confederation of European Paper Industries (CEPI), VBP Verband Bayerischer Papierfabriken, VIK Verband der Indust-riellen Energie- und Kraftwirtschaft.

Owns 644,279 of our shares.

Françoise Sampermans, b. 1947	Board member since March 2004.

B. Arts & Psych.

Vice President of NMPP, a French distribution chain formed by the Hachette Group and five media cooperatives. Vice President of business unit Magazine and Multimedia Distribution in France at NMPP 2000–2003. Executive positions at publishers (Marianne, Le Nouvel Economiste), the printer Quebecor Europe and Alcatel-Alstom Group during 1984–2000.

Owns 500 of our shares.

The number of shares held by the members of our Board of Directors as stated above are as of May 31, 2004. At the annual general meetings of shareholders on March 25, 1998 and March 19, 2002, the shareholders resolved that non-executive members of our Board of Directors would not be entitled to receive stock options of the Company.

Executive Team

At the beginning of 2004, UPM restructured the composition and responsibilities of the Executive Team in an effort to facilitate fast, customer orientated decision making. From the beginning of 2004, Mr. Jussi Pesonen assumed operative responsibility for all of our divisions. As a newly appointed deputy to the President and CEO, Mr. Pesonen became President and CEO on January 29, 2004, following the resignation of Mr. Juha Niemelä.

Currently, the members of our Executive Team are as follows:

Jussi Pesonen, b. 1960	President and Chief Executive Officer of UPM-Kymmene Corporation, since January 2004.

M.SC. (Eng.).

Joined the company in 1987 and occupied several posts including Production Manager at Jämsänkoski mill, Production Unit Director at Kajaani, Kaukas and Shotton mills and Vice President of Newsprint Product Group. COO of the paper divisions 2001–2003. From the beginning of 2004 Senior Executive Vice President and deputy to the President and CEO.

Owns 14 of our shares and holds 10,000 Class A stock options, 17,500 Class B stock options, 50,000 Class D stock options and 70,000 Class E stock options.

Harald Finne, b. 1952	President, Wood Products Division, since January 2004.

M.Sc. (Psychology), MBA.

Served with Oy Wilh. Schauman Ab, Pietarsaari, as Human Resources Manager 1976–1985. General Manager of Wasaplast 1986–1988. Vice President, Administration, of Wisaforest Oy Ab 1988–1994. Managing Director of Oy Wisapak Ab 1994–1996. UPM-Kymmene Corporation Vice President, Human Resources, 1996–2001 and Executive Vice President, Human Resources and Information Technology 2002–2003.

Owns 476 of our shares and holds 4,700 Class B stock options, 33,000 Class D stock options and 37,000 Class E stock options.

Pirkko Harrela, b. 1960	Executive Vice President, Corporate Communications, since January 2004.

M.A.

Several posts in Finnpap 1985–1996. Several management posts in Communications for Printing Papers Division 1996–2002. Vice President, Communications, 2003.

Holds 10,000 Class A stock options, 10,000 Class B stock options, 13,200 Class D stock options and 37,000 Class E stock options.

Pauli Hänninen, b. 1948	Executive Vice President, Business Development, since January 2004.

M.Sc.(Eng.), Tech. Licentiate.

In A. Ahlstrom in various production and line management positions 1974–1989, the last position as Vice President and General Manager of Kauttua paper mill 1986–1989. Director of Kaipola LWC mill 1989–1993. Vice President and General Manager of Kajaani paper mill 1993–2000. Vice President, Product Group Uncoated Papers 2000–2001. Senior Vice President, Fine Paper Operations 2001–2003.

Holds 60 of our shares and holds 14,500 Class B stock options, 22,000 Class D stock options and 37,000 Class E stock options.

Matti Lievonen, b. 1958	President, Fine and Speciality Papers Division, since January 2004.

B.Sc. (Eng.), MBA.

Several posts in United Paper Mills Ltd since 1986, including Project Manager, Technical Manager and Director for TD production unit at Kaipola mill 1994–1996. Director of Chapelle Darblay S.A. production unit in France 1997–2001. Executive Vice President, Business and Technology Optimization 2002–2003.

Holds 10,000 Class B stock options, 33,000 Class D stock options and 37,000 Class E stock options.

Matti J. Lindahl, b. 1946	President, Converting Division, since October 2002.

B.Sc. (Econ.).

Joined Finnboard in 1972 and held several management posts in sales and marketing. Managing Director of Finnboard (UK) Ltd. 1982–1990. President of Finnboard 1990–1992 and of Wisaforest Oy Ab 1992–1993. CEO of Nordland Papier AG 1994–2002. President, Fine Paper Division, 1997–2001. Executive Vice President, Haindl integration 2002.

Holds 35,000 Class B stock options, 33,000 Class D stock options and 37,000 Class E stock options.

Jyrki Ovaska, b. 1958	President, Magazine Papers Division, since January 2004.

M.Sc. (Eng.).

Held several posts in United Paper Mills Ltd, Jämsänkoski mill, in production, customer service and business management 1984–1995. Vice President, Business Development, Printing Papers 1996–1998. Vice President, LWC Product Group 1998–2000. Senior Vice President, Business Development and Support Functions, Publication Papers 2000–2001. President, Fine & Speciality Papers Division 2002–2003.

Owns 3,300 of our shares and holds 17,500 Class B stock options, 33,000 Class D stock options and 37,000 Class E stock options.

Heikki Sara, b. 1946	Executive Vice President, Strategy, since January 2002.

D.Tech.

Joined United Paper Mills in 1976 holding several posts including Development Manager, Mill Director and Vice President for Jämsänkoski business unit. Member of the Executive Board of United Paper Mills 1993–1995. UPM-Kymmene Corporation Executive Vice President, Resources, 1996–2001.

Owns 10,800 of our shares and holds 35,000 Class B stock options, 33,000 Class D stock options and 37,000 Class E stock options.

Riitta Savonlahti, b. 1964	Executive Vice President, Human Resources since June 2004.

M. Sc. (Econ.)

Personnel Administrator with ABB Strömberg Power Oy 1993–1994. Human Resources Manager with Nokia Mobile Phones, Salo Operations 1995–2000. Senior Vice President, Human Resources with Raisio Group 2000–2001. Senior Vice President, Human Resources with Elcoteq Network Corporation 2001–2004.

Holds 37,000 Class E stock options.

Hans Sohlström, b. 1964	Executive Vice President, Marketing, since March 2004.

M.Sc. (Tech.), M.Sc. (Econ.).

Various tasks in business control and development, procurement, planning, production and maintenance at Oy Wilh. Schauman Ab, Nordland Papier GmbH and Kymmene Oy 1984–1989. Marketing Assistant, Finnpap, 1989–1990. Marketing Manager, Stracel S.A. 1990–1994. Mill Director, Jämsänkoski MFC and SC mills, 1994–1998. Management posts in sales and marketing, Publication Papers, 1998–2002. Senior Vice President Sales & Marketing, Magazine Paper Division, 2002–2004.

Owns 1,492 of our shares and holds 17,500 Class A stock options, 17,500 Class B stock options, 26,400 Class D stock options and 37,000 Class E stock options.

Kari Toikka, b. 1950	Executive Vice President and CFO, since January 2002.

M.Sc. (Econ.).

Several posts in United Paper Mills Ltd from 1976. Vice President, Corporate Planning, for Repola Ltd 1990–1995 and member of the Executive Board 1994–1995. UPM-Kymmene Corporation Vice President, Investor Relations, 1996–1998, and Senior Vice President, Investor Relations and Administration, 1998–2001.

Owns 3,956 of our shares and holds 35,100 Class A stock options, 35,000 Class B stock options, 33,000 Class D stock options and 37,000 Class E stock options.

Markku Tynkkynen, b. 1952	Executive Vice President, Resources, since January 2004.

M.Sc. (Paper Eng.).

Employed by A. Ahlström Ltd 1980–1982 as Production Engineer. Joined UPM in 1982 having several management posts in production, business development, sales and business management. Paper mill director of Stracel S.A. 1990–1994. General Manager and Vice President of Jämsänkoski profit unit 1994–1998. Vice President of SC Product Group 1998–2000. Senior Vice President, Publication Papers Division, with responsibility for product groups, technology and mills, 2000–2001. President, Magazine Paper Division 2002–2003.

Owns 3,600 of our shares and holds 17,500 Class A stock options, 17,500 Class B stock options, 33,000 Class D stock options and 37,000 Class E stock options.

Hartmut Wurster, b. 1955	President, Newsprint Division, since January 2002.

D.Tech.

Several posts with Hamburger AG and Brigl & Bergmeister in Austria 1982–1987, including Head of Technology Department and Production Manager. Joined Haindl Papier GmbH & Co. KG in 1987. Head of Technology Department at Augsburg mill 1987–1989. Mill Director, Augsburg, 1989–1996, and member of the Executive Board responsible for the Magazine Paper Division, 1996–2001.

Holds 33,000 Class D stock options and 37,000 Class E stock options.

The number of shares and stock options held by the members of our Executive Team as stated above are as of May 31, 2004. The Class A and Class B stock options were issued pursuant to the management incentive program approved by the annual general meeting of our shareholders in 1998 and the Class D stock options and Class E stock options were issued pursuant to a management incentive program approved by the annual general meeting of our shareholders in 2002. Each stock option is exercisable for two of our shares.

Compensation of Directors and Officers

For the year ended December 31, 2003, the aggregate remuneration, including benefits in kind, paid to the members of our Board of Directors and our Executive Team, as a group (23 persons), was approximately €6.5 million, 15% of which was paid in the form of bonuses pursuant to the decision of our Board of Directors as proposed by the Human Resources Committee of our Board of Directors based on the performance of the Company. Such compensation, in the case of executive officers who are members of our Executive Team, was primarily in the form of salary and bonuses and, in the case of non-executive members of our Board of Directors, in the form of directors’ fees. Under our profit-sharing and incentive scheme for top management, an amount equivalent of up to six months’ salary may be paid to the Executive Team members as profit-sharing based on their overall performance. Juha Niemelä, our former President and Chief Executive Officer, and Martin Granholm, our Executive Vice President, were paid €1,089,000 and €484,000 in salary, benefits in kind and fees, respectively, in the year 2003.

In its meeting on January 29, 2004, our Board of Directors accepted the resignation of Juha Niemelä from the position of President and CEO. In the same meeting the Board appointed Mr. Jussi Pesonen, the Senior Executive Vice President and COO, as the new President and CEO of the Company. Jussi Pesonen receives a monthly salary of €45,000, in addition to which he receives benefits in kind in the form of a car and telephone.

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

Members of our Executive Team have negotiated certain benefits upon the termination of their service contracts prior to the stated expiration date of such service contracts. If UPM-Kymmene Corporation gives notice of termination to Jussi Pesonen, our President and Chief Executive Officer, a severance compensation of 24 months’ fixed salary will be paid, in addition to the six months’ salary required to be paid during the notice period for his termination. For other members of our Executive Team, the period for additional severance compensation is 12 months in addition to the six months’ salary for the notice period.

If there is a change of control in UPM-Kymmene Corporation (as defined in the Key Personnel Stock Options Terms and Conditions, authorized by the annual general shareholder’s meeting of March 19, 2002), each member of our Executive Team may terminate such executive’s service contracts within one month or, in the case of Jussi Pesonen, within three months, of the closing of the trigger event for the change of control and receive compensation equivalent to such executive’s 24 months’ fixed salary.

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

Our Board of Directors has elected, from among its independent members, an Audit Committee comprising Michael C. Bottenheim as Chairman and Martti Ahtisaari and Françoise Sampermans as members. The Committee’s duties include scrutinizing the contents of our accounts and the Company’s interim reviews, our internal control systems and audit. At its meetings, the Committee discusses matters with our internal and external auditors, President and Chief Executive Officer, Chief Financial Officer and other executives as appropriate. Matters pertaining to the main organization structure and to the nomination of our Executive Team, salaries, fees and other remuneration paid to the members of our Executive Team are handled by the Human Resources Committee, which comprises Vesa Vainio as Chairman and Berndt Brunow and Georg Holzhey as members. Final decisions on proposals made by the Human Resources Committee concerning our Executive Team are made by our Board of Directors. Matters pertaining to the membership of our Board of Directors and its Committees are handled by the Nomination Committee, which comprises Gustaf Serlachius as Chairman and Karl Grotenfeld and Jorma Ollila as members. Final decisions on proposals made by the Nomination Committee concerning our Board of Directors are made by the shareholders at the annual general meeting of shareholders. Meetings of the committees may be attended by all members of our Board of Directors.

Employees

Our human resources policy is based on clear areas of responsibility with defined targets, regular appraisal discussions, a continuous training process as well as feedback and rewards. As of December 31, 2003, we employed 34,482 individuals of whom 19,401, or 56%, were employed in Finland.

Our human resources policy is implemented by local units, where the practices can be developed using regional synergies and local strengths. We have implemented a profit based bonus plan to provide incentives for all employees and to help build a corporate culture with increased emphasis on profitability. Group employees also participate in various other incentive programs based on their productivity and other factors. We are extending our incentive schemes ever more widely throughout our divisions and business units. In most cases, earnings comprise a fixed basic salary, performance-related pay and payments under our profit bonus scheme. Payments under the latter for the year 2003 totaled €6 million. In addition, we conduct employee opinion surveys to study working conditions, working morale and employee satisfaction. Special importance is given to appraisal discussions between employees and their superiors and to remuneration and recruitment policies. For this purpose, we have developed an index to be used to study the working community in relation to factors such as expertise, qualifications, motivation, teamwork and the work of superiors.

A large number of our employees belong to trade unions. In Finland, approximately 90% of our employees belong to labor unions, while in the other countries, where we have principal production plants, the proportion of unionized workers typically varies between ten percent and 50%. Local practice and legislation are observed in our labor relations matters and in negotiating collective agreements. The paper industry and wood products industry in Finland have typically concluded collective agreements with a group of trade unions, representing blue-collar workers and salaried employees in the paper industry, wood products industry and forestry. In Finland, the existing nation-wide collective agreements covering our blue-collar workers in the forest industry were made for a two-year period ending on February 15, 2005. The collective agreements covering our Finnish salaried white-collar employees will be effective until February 28, 2005. In accordance with the agreements, a nation-wide wage increase was implemented in Finland in March 2004.

The following table sets forth the number of personnel by country at the end of the past three years:

	December 31,
	2003	2002	2001
Finland	19,401	19,873	20,642
Germany	4,333	4,385	4,411
Great Britain	1,960	2,001	2,030
France	1,771	2,032	2,170
Austria	712	737	721
Russia	660	571	514
Ireland	345	315	283
Spain	272	255	193
Denmark	234	233	241
Estonia	173	22	21
The Netherlands	169	185	196
Italy	81	65	61
Belgium	66	128	139
Sweden	62	69	77
Poland	50	53	51
Portugal	7	88	73
Other European countries	73	71	82
United States	1,526	1,968	1,915
Canada	1,414	1,449	1,473
China	834	772	726
Malaysia	126	103	89
Australia	96	90	80
South Africa	78	73	74
Rest of the world	39	41	36

Total	34,482	35,579	36,298

The following table sets forth the number of personnel by division at the end of the past three years:

	December 31,
	2003	2002	2001
Magazine papers	8,887	9,325	9,317
Newsprint	3,785	3,826	3,842
Fine and speciality papers	6,654	6,611	6,635
Converting	4,558	4,694	4,872
Wood products	7,711	7,577	7,865
Other operations	2,887	3,546	3,767

Total	34,482	35,579	36,298

Share Ownership

As of May 31, 2004, members of our Board of Directors and our Executive Team, as a group, held 2,746,418 ordinary shares, representing 0.525% of the issued and outstanding share capital and 0.525% of the voting rights of UPM-Kymmene Corporation. Members of our Executive Team, in the aggregate, also hold stock options that, if converted, could raise our share capital by €4,059,260.00 (2,387,800 ordinary shares), representing, as of May 31, 2004, 0.437% of the share capital of the Company, on a fully-diluted basis. Each member of our Board of Directors and our Executive Team, on an individual basis, beneficially owned less than one percent of our issued and outstanding shares (including shares that are issuable upon the conversion of stock options) as of May 31, 2004.

On March 25, 1998, our shareholders approved the issuance to our key personnel worldwide of 6,000,000 stock options conferring a right to subscribe for an aggregate of up to 6,000,000 of our shares. The stock options comprised three classes with 2,000,000 stock options in each class. In March 2002, the two million Class C stock options, which were held by Unicarta Oy, our wholly-owned subsidiary, were cancelled. Class A stock options have been exercisable since April 1, 2001 and will be exercisable through April 30, 2005 at an exercise price of

€30.95 per share, without giving effect to the bonus issue, and €30.95 per two shares, after giving effect to the bonus issue. Class B stock options are exercisable from April 1, 2003 through April 30, 2005 at an exercise price of €35.99 per share, without giving effect to the bonus issue, and €35.99 per two shares, after giving effect to the bonus issue. The exercise price for the stock options is reduced by the amount of dividends distributed (without any corporate tax credit) after May 1, 1998 and before the date of the share subscription. As a result of the share subscriptions with the 1998 stock options, our share capital may be increased by a maximum of €13,600,000.

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

The share subscription price for the stock options marked 2002D is €21.95 per share and the share subscription price for the stock options marked 2002E is €14.27 per share. The share subscription price of stock options 2002D and 2002E will, as per the dividend record date, be reduced by the amount of the dividend decided after the end of the period for determination of the subscription price but before share subscription. As a result of the share subscriptions with the 2002 stock options, our share capital may be increased by a maximum of €25,840,000.

The maximum number of new shares that may be issued through the exercise of the stock options represents approximately 4.4% of our total share capital.

Item 7.    Major Shareholders and Related Party Transactions

Major Shareholders

As far as it is known to our management, we are not, directly or indirectly, controlled by another corporation, by any government or by any other entity, and there are no arrangements the operation of which may at a subsequent date result in a change in our control.

The following table sets forth our major shareholders as of May 31, 2004 based on registered share ownership as reflected in our share register (except for the Holzhey/Bischoff group, which includes ten prior Haindl shareholders):

	As of May 31, 2004
	Number of shares	Percent of shares	Percent of votes
Holzhey/Bischoff group (including ten prior Haindl shareholders)	18,723,353	3.58	3.58

Ilmarinen Mutual Pension Insurance Company	10,549,468	2.01	2.01

Gustaf Serlachius (representing five shareholders)	6,401,404	1.22	1.22

Oy Premier Holding Ab	2,200,000	0.42	0.42
Palkkiyhtymä Oy	1,800,000	0.34	0.34
Palcmills Oy	800,000	0.15	0.15
Palkki Group	4,800,000	0.91	0.91

The State Pension Fund	4,650,000	0.88	0.88

Varma-Sampo Mutual Pension Insurance Company	4,632,740	0.88	0.88

Merita plc Pension Fund	2,073,170	0.40	0.40
Merita plc Pension Foundation	905,270	0.17	0.17
Nordea Securities plc	120,875	0.02	0.02
Nordea Life Assurance Finland Ltd	933,320	0.18	0.18
Nordea Group	4,032,635	0.77	0.77

Svenska litteratursällskapet i Finland	3,482,070	0.67	0.67

Eläke-Fennia Mutual Pension Fund	2,254,612	0.43	0.43

The Finnish Cultural Foundation	2,176,448	0.42	0.42

Suomi Mutual Life Assurance Company	2,175,000	0.42	0.42

Nominees & registered foreign owners	304,372,456	58.13	58.13
(including Holzhey/Bischoff group)	323,095,809	61.71	61.71

Others	155,328,744	29.68	29.68
Total	523,578,930	100.00	100.00

To the knowledge of our management, there was one holder of five percent or more of our shares as of May 31, 2004:

	As of May 31, 2004
	Number of shares	Percent of shares	Percent of votes
Capital Group Companies(1)	26,228,616	5.02	5.02

(1)	Funds managed by the Capital Group Companies, Inc. hold their shares through custodial accounts. Therefore, management is unable to determine the exact holdings of these funds as per dates other than the dates on which they notify us of their holdings on the basis of the flagging rules of the Finnish Securities Market of I989, as amended, or the dates of the annual or extraordinary general meetings of shareholders of UPM-Kymrnene Corporation, at which time these entities have elected to register their holdings.

The major shareholders of the Company do not have voting rights different from those of the other shareholders.

As of June 14, 2004, 14,424,455 shares in the form of ADSs, representing 2.75% of our issued and outstanding shares, were held in the United States by 16 record holders. In addition, as of June 1, 2004, 1,669,995 shares, representing 0.32% of our issued and outstanding shares, were held in the United States by 201 record holders.

Related Party Transactions

As described in “Item 5. Operating and Financial Review and Prospects—Recent Developments—Haindl Acquisition,” we completed the purchase of Haindl in November 2001. Friedrich Holzhey, who was a member of our Board of Directors between March 19, 2002 and 2003, was a major shareholder in Haindl and a Director of Haindl before the Haindl acquisition. Georg Holzhey, who was our Executive Vice President for Procurement and Logistics and a member of our Executive Team in 2002 and elected to our Board of Directors at the annual general meeting of our shareholders on March 19, 2003, was also a major shareholder in Haindl and Haindl’s Managing Director before the Haindl acquisition. The consideration that Mr. Friedrich and Mr. Georg Holzhey received in connection with the acquisition of Haindl was negotiated on an arm’s length basis. For a description of the Haindl transaction, see “Item 5. Operating and Financial Review and Prospects—Recent Developments—Haindl Acquisitions” and “Item 10. Additional Information—Material Contracts—Contractual Arrangements relating to Haindl Acquisitions.”

There is no significant outstanding indebtedness to UPM-Kymmene Corporation by any director or executive officer or ten percent shareholder of the Company. See also Note 23.II(l) of the notes to the consolidated financial statements included elsewhere in this annual report.

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

Chemical Pulp.    Most of our chemical pulp is produced and sold internally. The internal sales are priced at the market price for pulp. Furthermore, we hold a 47% interest in an associated company, Metsä-Botnia, which entitles us to receive chemical pulp. Metsä-Botnia is a joint venture corporation with M-real, a Finnish paper producer, which owns a 47% interest in Metsä-Botnia, and Metsäliitto Group, a cooperative organization of Finnish forest owners and the controlling shareholder of M-real, which owns a six percent interest in Metsä-Botnia. Chemical pulp produced by Metsä-Botnia is sold to us and to M-real at the market price less certain transportation and other costs. In 2003, our chemical pulp entitlement with respect to the production of Metsä-Botnia was approximately 1.1 million tons.

Energy.    We obtain the energy for our production units in Finland through our own and leased power plants and through ownership in power companies which entitle us to receive electricity and heat from those companies. Of our total electric power requirement globally during 2003, approximately 70% was obtained internally or through ownership in power companies. Our electricity procurement from ownership in power companies was 19.9 TWh in 2003, of which 18.1 TWh was consumed by our own mills and 1.8 TWh was sold. Our electricity procurement is derived, among others, from our 42.0% interest in Pohjolan Voima, a power producer and a 56.8% shareholder in Teollisuuden Voima Oy, one of Finland’s two nuclear power companies; and a 19.0% interest in the hydropower shares of, and a 4.1% interest of the total share capital of, Kemijoki Oy, a Finnish hydro-electric power company. In accordance with the power companies’ respective articles of association and related shareholder agreements, the prices we pay to the associated companies are based on production costs, which are generally lower than market prices. Internal sales are priced at the prevailing market price. See “Item 4. Information on the Company—Energy.”

Research and Development.    Approximately ten to 15% of our research and development activities are conducted by the FPPRI, in which we are one of four corporate owners with a 39.0% interest. Our share of FPPRI provides us with fundamental research information regarding our main raw materials, major manufacturing processes and key product attributes. In addition to joint research, we also use the institute for contract research in connection with product and process development. FPPRI provides such contract research services to us at cost. Discoveries made in the process of its research activities are the property of the institute, which makes a decision whether or not to apply for a patent for each discovery on a case-by-case basis. If a patent is granted, all corporate owners have a right to use this patent. If, however, FPPRI decides not to apply for a patent, the discovery is auctioned to corporate owners or, if they are not interested, to unrelated third parties. See “Item 5. Operating and Financial Review and Prospects—Research and Development.”

Recovered Paper.    We own 23.0% of Paperinkeräys Oy (“Paperinkeräys”), a Finnish company engaged in the procurement, processing and transport of recovered paper. The other shareholders of Paperinkeräys consist of Finnish forest industry companies. We purchase approximately 55% of all household recovered paper collected in Finland by Paperinkeräys. Such paper is used at our Kaipola mill in Finland, where it is processed into recycled fiber pulp for newsprint production. Recycled fiber pulp processed from the paper bought from Paperinkeräys accounts for approximately 40% of all fiber raw material used at the Kaipola mill. Recovered paper is sold to the Company and to other shareholders of Paperinkeräys at a price which is determined using a contractual formula that takes into account the world market prices for recovered paper and the prices of other fiber raw materials, as well as costs relating to paper recovery. We own 33.3% of Austria Papier Recycling G.m.b.H. (“APR”), an Austrian company engaged in the procurement of recovered paper from household collections in Austria. The other shareholders of APR consist of other forest industry companies.

Shipping.    We own 27.1% of the shares of Transfennica, a Finnish shipping company engaged in the transport of cargo, primarily paper and other forest products, between Finland and the main European trading ports. The other shareholders of Transfennica consist of certain other Finnish paper and forest industry companies, including M-real, Myllykoski and Metsä-Botnia, and the Dutch transport company Spliethoff. Shipping services provided by Transfennica to UPM-Kymmene Corporation and the other shareholders are priced at the prevailing market price.

We intend to continue to engage in transactions on a similar basis with such related companies. For additional discussion, see Note 23 of the notes to the consolidated financial statements included elsewhere in this annual report.

Item 8.    Financial Information

Consolidated Financial Statements

See “Item 18. Financial Statements.”

Other Financial Information

Export Sales from Finland and Sales by Market Area

We have production plants in 16 countries, including Austria, Finland, Germany, the United Kingdom, France, the United States, Canada and China. Although 56% of our employees are resident in Finland, sales to Finland accounted for only eleven percent of our global turnover in 2003. Sales to our most important markets, the European Union and North America, contributed over 80% of our total turnover. Our export sales from Finland, our main base of operations, were equal to €4,597 million in 2003.

The following table sets forth the percentages of our turnover in 2003 by market area:

Percentage of 2003 Group Turnover
Market Area
Germany	16
United Kingdom	12
Finland	11
France	7
Other European Union countries	21
Rest of Europe	8
USA and Canada	14
Asia	6
Other countries(1)	5

Total	100

(1)	Include Middle East, Africa, Mexico, South America, Australia and Oceania.

Legal Proceedings

We are a defendant or plaintiff in a number of legal proceedings incidental to our operations. These legal proceedings primarily involve claims arising out of commercial law issues.

UPM has directed the Company’s outside counsel to conduct an internal investigation of UPM’s and its subsidiaries’ compliance with competition laws in the United States and other jurisdictions where the companies conduct business. UPM has also decided to approach competition law authorities to disclose any conduct that has not comported with applicable competition laws. UPM has also strengthened its competition law compliance programs. It has created a European Union Competition Law Compliance Manual and has begun a comprehensive competition law training program for all its employees. Seven hundred of the most senior Company employees have been trained to date and have individually confirmed their compliance with the competition laws. Internal audits have been expanded to include competition law issues and a variety of other internal controls have been implemented. Pursuant to the continuing investigation, the Company has also made organizational and personnel changes. As the investigation continues, additional such changes may be made.

During 2004, UPM and its subsidiaries have been cooperating with competition law authorities in the European Union, Canada, and the United States. UPM has received conditional immunity from competition authorities in the European Union and Canada with respect to certain conduct UPM has disclosed to them. In the United States, the Antitrust Division of U.S. Department of Justice is conducting criminal investigations into alleged anticompetitive conduct in the labelstock and magazine paper industries. UPM is cooperating fully with the authorities and their ongoing investigations, and may yet be subject to additional investigations in other parts of the world.

UPM and its subsidiary Raflatac Inc., along with certain labelstock manufacturers, have been named as defendants in a number of class-action lawsuits filed in United States federal district courts by the Company’s customers, and in state courts by customers of the Company’s customers. These lawsuits allege that the defendants violated federal and/or state antitrust laws by conspiring with one another to fix the prices of and allocate the markets for labelstock products. The complaints seek treble or punitive damages for alleged overcharges resulting from the purported conspiracy.

UPM has also been named as a defendant in class-action lawsuits making similar allegations against manufacturers of magazine papers. These complaints, like the labelstock complaints, seek treble or punitive damages for alleged overcharges resulting from the purported conspiracy.

In an unrelated development, on May 3, 2004 UPM received a Statement of Objection from the European Commission concerning alleged anticompetitive activities in the market for plastic industrial sacks. UPM will respond to the Statement of Objection as the Commission has requested.

In the aggregate, these matters may implicate or result in substantial adverse publicity, penalties, and damages. It is possible that any ultimate liability could be material to UPM’s financial position, results of operations, and cash flow. At this time, however, and in light of UPM’s cooperation with the authorities, and due to the considerable uncertainties associated with these matters, it is currently not possible for UPM estimate any potential liability. UPM will continue to consider the need to establish loss provisions in light of future developments.

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

See also “Item 3. Key Information—Dividends.”

Significant Changes

Other than items described in “Item 5. Operating and Financial Review and Prospects—Recent Developments,” no significant change has occurred since the date of the annual financial statements included in this annual report.

Item 9.    The Offer and Listing

Nature of Trading Markets

Our shares are registered for trading on the Helsinki Exchanges under the symbol “UPM1V.”

The following table sets forth, for the periods indicated, the high and low sales prices of our shares on the Helsinki Exchanges, as reported in euros by the Helsinki Exchanges, retroactively taking into account the bonus issue in March 2003:

	Price per UPM- Kymmene Share
	High	Low
	(€)
1999	21.25	11.00
2000	22.45	12.46
2001	19.93	14.00
2002	22.25	12.61
2003	17.10	11.05
2004 (through May 31)	16.60	14.44

	High	Low
	(€)
2002
First Quarter	22.25	18.00
Second Quarter	21.56	18.22
Third Quarter	20.24	13.58
Fourth Quarter	18.88	12.61

2003
First Quarter	16.90	11.85
Second Quarter	13.85	11.05
Third Quarter	17.10	12.23
Fourth Quarter	16.65	13.99

2004
First Quarter	16.60	14.44
Second Quarter (through May 31)	16.40	14.51

	Price per UPM- Kymmene Share
	High	Low
	(€)
November 2003	16.65	15.40
December 2003	16.56	14.50
January 2004	15.92	14.44
February 2004	16.18	14.45
March 2004	16.60	14.72
April 2004	16.40	14.90
May 2004 (through May 31)	15.77	14.51

Since June 29, 1999, our shares have been traded in the United States on the New York Stock Exchange under the symbol “UPM” in the form of ADSs which are evidenced by American Depositary Receipts. Each ADS represents one share.

The Depositary has advised us that, as of May 31, 2004, there were 14,283,430 ADSs outstanding. The outstanding ADSs were held of record by 16 record holders. A significant number of ADSs are held of record by broker nominees. The number of beneficial owners is unknown but is believed to be materially higher than the 16 record holders.

The following table sets forth, for each of the periods indicated, the reported high and low closing price per UPM-Kymmene ADS as reported on the New York Stock Exchange Composite Tape, retroactively taking into account the bonus issue in March 2003:

	Price per UPM Kymmene ADS
	High	Low
	(U.S.$)
1999 (commencing June 29)	21.38	12.63
2000	22.25	11.75
2001	17.65	12.83
2002	20.52	12.85
2003	20.00	12.70
2004 (through May 31)	20.21	17.71

	High	Low
	(U.S.$)
2002
First Quarter	18.52	16.13
Second Quarter	20.52	17.03
Third Quarter	19.78	13.58
Fourth Quarter	18.25	12.85

2003
First Quarter	17.40	13.25
Second Quarter	14.425	12.70
Third Quarter	18.55	14.54
Fourth Quarter	20.00	17.01

2004
First Quarter	20.21	18.08
Second Quarter (through May 31)	19.16	.17.71

	High	Low
	(U.S.$)
November 2003	19.45	18.51
December 2003	20.00	18.17
January 2004	20.19	18.50
February 2004	20.21	18.53
March 2004	20.01	18.08
April 2004	19.16	18.26
May 2004 (through May 31)	18.72	1.7.71

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

Official share trading takes place from 10:00 a.m. to 6:00 p.m. and evening trading, from 6:03 p.m. to 7:30 p.m. Helsinki time on each trading day. The official closing prices are confirmed at the end of the official share trading at 6:00 p.m. Offers may be placed in the system beginning at 9:00 a.m. during a pretrading period. Offers are matched from 9:40 a.m. to 10:00 a.m. to determine the opening quotations of the day. Contract transactions may continue to be registered during aftermarket trading from 6:03 to 6:30 p.m. and from 8:30 to 9:00 a.m. the following morning within the price limits arrived at during the official share trading and the evening trading.

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

A shareholder is required, without undue delay, to notify a Finnish listed company and the Finnish Financial Supervision Authority when its voting participation in, or its percentage ownership of, the issued share capital of such Finnish listed company reaches, exceeds or falls below five percent, ten percent, 15%, 20%, 25%, 33 1/3%, 50% or 66 2/3%, calculated in accordance with the Finnish Securities Market Act, or when it enters into an agreement or other arrangement that, when affected, has such effect. If a Finnish listed company receives information indicating that a voting interest or ownership interest has reached, exceeded or fallen below these thresholds, it must disclose such information to the public and to the Helsinki Exchanges.

Pursuant to the Finnish Securities Market Act, a shareholder whose holding in a listed company increases above two-thirds of the total voting rights attached to the shares of the company, calculated in accordance with the Finnish Securities Market Act, after the commencement of a public quotation of such shares must offer to purchase the remaining shares and other securities entitling their holders to shares of such company for fair market value. Under the Companies Act, a shareholder holding shares representing more than 90% of all the share capital in a company and more than 90% of the shares and the votes entitled to be cast at a general meeting of shareholders has the right to require the minority shareholders to sell the remaining shares of such company to such shareholder for fair market value. In addition, any minority shareholder that possesses shares that may be so purchased by a majority shareholder is entitled to require such majority shareholder to purchase its shares. Detailed rules apply for the calculation of the above proportions of shares and votes.

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

Each Account Operator is strictly liable for errors and omissions on the registers maintained by it and for any unauthorized disclosure of information. However, if an account holder has suffered a loss as a result of a faulty registration or an amendment to, or deletion of, rights in respect of registered securities and the Account Operator is unable to compensate such loss, such account holder is entitled to receive compensation from the FCSD. To cover this contingency, the FCSD maintains a statutory registration fund. The capital of the fund must be at least 0.000048% of the average of the total market value of the book entries kept in the Finnish book-entry securities system during the last five calendar years and it must not be less than €20 million. The compensation to be paid to one injured party shall be equal to the amount of damages suffered by such injured party from a single Account Operator subject to a maximum amount of €25,000. Furthermore, the liability of the registration fund is limited to €10 million per incident.

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

Item 10.    Additional Information

Authorized Share Capital

Under our articles of association, our authorized share capital may not be less than €750,000,000 nor more than €3,000,000,000. As of December 31, 2003, our issued share capital was €890,084,181.00 consisting of 523,578,930 fully-paid shares (the minimum and maximum share capital were amended by a resolution made at the annual general meeting on March 19, 2003). Each of our shares entitles its holder to one vote. The shares are in book-entry format.

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

Also, the annual general meeting of shareholders on March 24, 2004 resolved to repurchase on the open market some of our own shares using distributable funds. According to the decision, any repurchased shares may be used to acquire assets relating to our business operations, as payment in any acquisitions we might make in the manner and to the extent decided by our Board of Directors, or for the relinquishment or invalidation of those shares. The number of shares repurchased will be no fewer than 100 and no more than 26,178,900 and they will be purchased through public trading on the Helsinki Exchanges. The shares will be purchased at the market price quoted in public trading at the time of purchase, and the purchase price will be paid to the sellers within the payment time specified in the rules of the Helsinki Exchanges and the FCSD. Purchase of the shares will reduce our distributable shareholders’ equity. Inasmuch as the maximum number of shares to be repurchased represents less than five percent of the total number of our shares and less than five percent of the number of votes carried by the shares, the purchase will have no major impact on the distribution of share ownership and voting rights within the Company.

In addition, on March 24, 2004, the annual general meeting of our shareholders resolved to authorize our Board of Directors to increase our share capital by issuing new shares and/or convertible bonds. Our Board of Directors is authorized to resolve on increasing our share capital by issuing new shares or convertible bonds in one or more issues. The increase of the share capital through share issuance or subscription of shares pursuant to conversion of convertible bonds into shares may amount to a maximum aggregate number of 104,715,000 shares and to a maximum aggregate increase of the share capital of €178,015,500. The share capital may be increased without giving regard to the shareholders’ pre-emptive rights to subscribe for new shares and convertible bonds and to resolve on the subscription prices and other terms and conditions of the subscription. If the share capital is increased through a share issuance, our Board of Directors will be entitled to resolve that the shares can be subscribed for in exchange for a property in kind or otherwise on certain conditions. This authorization will remain valid for one year.

As of December 31, 2003, none of our shares were held as treasury shares. In December 2002, we announced that we would redeem all subordinated convertible bonds of the issue of €161 million, launched in 1994 outstanding. Between January 2, 2003 and February 18, 2003 (the last day a holder could have converted such convertible bonds into shares), approximately €36 million in principal amount of such convertible bonds were converted into 3,346,980 of our shares, adjusted by the bonus issue of March 2003. The redemption date was February 28, 2003. A total of €3,627,815.16 in principal amount of the convertible bonds were redeemed.

Memorandum and Articles of Association

Organization and Register

UPM-Kymmene Corporation is organized under the laws of the Republic of Finland. We are registered in the Trade Register maintained by the National Board of Patents and Registration of Finland, under the business code 104 1090-0.

Purpose and Object

Pursuant to Section 2 of our articles of association, the sphere of operations of the Company is to engage, either directly or through its subsidiaries, in the forest, packaging, chemical, engineering, marine technology and energy production industries as well as other business operations related to these areas of business. The Company may also own and control real estate, shares and other securities, engage in other investment activities, and act as the parent company of the group that it forms.

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

Purchase Obligations

Our articles of association contain a clause according to which a shareholder or a group of related shareholders who or which has acquired either 33 1/3% or 50% of the total ordinary shares or of the total voting power of the Company, at the minimum, is obligated to purchase the shares of all other shareholders who request such purchase. The articles of association specify that the purchase price of such shares shall be the higher of the following:

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

Control of Foreign Ownership

Restrictions on foreign ownership of Finnish companies were abolished as of January 1, 1993. However, under the Act on the Monitoring of Foreigners’ Corporate Acquisitions in Finland of 1992, clearance by the Finnish Ministry of Trade and Industry would be required if a foreign person or entity, other than a person or entity from another member state of the European Economic Area or the Organization for Economic Cooperation and Development, or a Finnish entity controlled by one or more such foreign persons or entities, were to acquire a holding of one-third or more of the voting power of the Company. The Ministry of Trade and Industry could refuse clearance where the acquisition would jeopardize important national interests, in which case the matter would be referred to the government of Finland.

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

Under the terms of the Share Purchase Agreement, €291 million of the total purchase price was deposited by the Sellers on the date of the closing in an escrow account to cover any representation or warranty claims arising from the Share Purchase Agreement, including environmental, tax and European Union regulatory claims (the “Second Escrow Account”). For the Second Escrow Account, claims relating to the representations and warranties in the Share Purchase Agreement were to be brought no later than November 30, 2002, claims relating to environmental issues must be brought no later than November 30, 2003, and claims relating to European Union proceedings and tax matters are not subject to any time limit. There is currently €208 million on deposit in the Second Escrow Account. On November 30, 2006, the Sellers may replace the Second Escrow Account and interest thereon with a bank guaranty. The maximum amount of claims that may be today brought for matters relevant to the Second Escrow Account is €208 million.

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

Companies

Finnish companies are subject to national corporate income tax on their worldwide income. With effect from January 1, 1996, the rate of such tax was 28%. The corporate income tax rate was raised to 29%, with effect as from January 1, 2000.

Finland applies an imputation or avoir fiscal system for profits distributed as dividends in order to eliminate double taxation of companies and their shareholders. Under the avoir fiscal system, there is a minimum tax payable to the Finnish tax authorities by a Finnish company depending on the amount of profit distributed as dividends. For the tax year 1999, the applicable minimum tax was 7/18 of the dividends distributed to the shareholders and for the tax year 2000, the applicable minimum tax was 29/71. For tax years 2003, 2002 and 2001, the applicable minimum tax was also 29/71. To the extent that this minimum tax exceeds or is less than the corporate tax charge payable to the Finnish taxation authorities calculated on taxable income, a tax surplus will be established or a supplementary tax liability will be imposed (as appropriate). Any tax surplus generated may be used, for a period of ten years, to offset any supplementary tax which may become payable in subsequent years.

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

Withholding Tax on Dividends

Non-residents of Finland are subject to Finnish withholding tax on dividends paid by a Finnish company. In the absence of any applicable treaty, the rate of withholding tax is 29% as from January 1, 2000. The rate of withholding tax in 1999 was 28% . Finland has entered into double taxation treaties with many countries pursuant to which the withholding tax is reduced on dividends paid to persons entitled to the benefits under such treaties, unless the shares from which such dividends derive are effectively connected with a permanent establishment or a fixed base in Finland, in which case Finnish income taxes are levied on the dividends so derived. In the case of the treaty with the United States, the withholding tax rates are reduced to 15% . The Finnish company paying the dividend is responsible for deducting any applicable Finnish withholding tax.

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

No withholding tax is levied under Finnish law on dividends paid to corporate entities that reside in the European Union (except the new countries joined EU on May 1, 2004 during a certain transition period) and directly hold at least 25% of the capital of the distributing Finnish company, provided that such entities are not entitled to the tax credit under the Finnish avoir fiscal system and are subject to a general corporate income tax in their respective countries of residency, as specified in Directive 90/435/EEC.

Finnish Transfer Tax

There is no transfer tax payable in Finland on share transfers made on the Helsinki Exchanges. If the transfer is not made on the Helsinki Exchanges, a transfer tax at the rate of 1.6% of the relevant sales price is payable by the buyer. However, if the buyer is neither a resident of Finland nor a Finnish branch of a foreign credit institution nor a Finnish branch of a foreign brokerage firm, the seller must collect the tax from the buyer. If neither the buyer nor the seller is a resident of Finland or a Finnish branch of a foreign credit institution or a Finnish branch of a foreign brokerage firm and it is not a question of transfer of shares in a housing or real estate company, the transfer of shares will be exempt from Finnish transfer tax. No transfer tax is payable in connection with newly issued shares.

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

U.S. Federal Income Taxation

General

The following is a description of the principal United States federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of our shares or ADSs, which are evidenced by American Depositary Receipts. This description addresses only the United States federal income tax considerations of United States Holders (as defined below) that are initial purchasers of our shares or ADSs at the initial issue price and that will hold such shares or ADSs as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, financial institutions, insurance companies, real estate investment trusts, grantor trusts, regulated investment companies, dealers or traders in securities or currencies, tax-exempt entities, pension funds, persons that received our shares or ADSs pursuant to an exercise of employee stock options or rights or otherwise as compensation for the performance of services, persons that will our hold shares or ADSs as part of a “hedging” or “conversion” transaction, a position in a “straddle” or in another integrated transaction for United States federal income tax purposes, persons that have a “functional currency” other than the United States dollar, partnerships or other entities taxable as partnerships for United States federal income tax purposes, holders subject to the alternative minimum tax, individual holders subject to the tax on expatriots or holders that own (or are deemed to own) ten percent or more (by voting power or value) of our shares. This description does not address any state, local or non-U.S. tax consequences of the acquisition, ownership and disposition of our shares or ADSs. Moreover, this description does not address the consequences of any United States federal tax other than income tax, including but not limited to the U.S. federal estate and gift taxes.

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

For purposes of this description, a “United States Holder” is a beneficial owner of our shares or ADSs that, for United States federal income tax purposes, is: (i) a citizen or resident of the United States, (ii) a partnership or corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust, if such trust validly elects to be treated as a United States person for United States federal income tax purposes or if (A) a court within the United States is able to exercise primary supervision over its administration and (B) one or more United States persons have the authority to control all of the substantial decisions of such trust. A “Non-United States Holder” is a beneficial owner of our shares or ADSs that is not a United States Holder.

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

Distributions

If you are a United States Holder, the gross amount of any distribution made to you of cash or property (other than certain distributions, if any, of our shares or ADSs distributed pro rata to all our shareholders, including holders of ADSs) with respect to your shares or ADSs, before reduction of any Finnish taxes withheld thereon, will be includible in your income as dividend income to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate United States Holders. To the extent, if any, that the amount of any distribution by the Company exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in our shares or ADSs and thereafter as capital gain. We do not maintain calculations of our earnings and profits under United States federal income tax principles.

Under recently enacted tax legislation, eligible dividends received by a non-corporate United States holder in tax years beginning on or before December 31, 2008 in respect of our shares or ADSs will be taxed at a special reduced rate, provided that certain requirements are met, including a requirement that the united States holder holds our shares or ADSs, as applicable, for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date.

Any dividend paid in euros (or any currency other than U.S. dollars) will be included in your gross income in an amount equal to the U.S. dollar value of the euro (or, if not euros, the currency in which the dividend was paid) on the date of receipt. Any gain or loss realized by a United States Holder that subsequently sells or otherwise disposes of euros (or, any currency other than U.S. dollars) will be ordinary gain or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

Dividends received by a holder with respect to its shares or ADSs will be treated as foreign source income, which may be relevant in calculating such holder’s foreign tax credit limitation. Subject to certain conditions and complex limitations on foreign tax credits generally, any Finnish tax withheld on dividends may be deducted from taxable income or credited against the holder’s United States federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by the Company generally will constitute “passive income,” or, in the case of certain United States Holders, “financial services income.” United States holders should consult their tax advisors regarding the availability of, and limitations on, any such foreign credit.

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

Sale or Exchange of Shares or ADSs

If you are a United States Holder, you generally will recognize gain or loss on the sale or exchange of your shares or ADSs equal to the difference between the amount realized on such sale or exchange and your adjusted tax basis in your shares or ADSs. Such gain or loss will be capital gain or loss. If you are a noncorporate United States Holder, the maximum marginal United States federal income tax rate applicable to such gain will be lower than the maximum marginal United States federal income tax rate applicable to ordinary income if your holding period for such shares or ADSs exceeds one year. Gain or loss, if any, recognized by a United States Holder generally will be treated as United States source income or loss for United States foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

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

Backup Withholding Tax and Information Reporting Requirements

United States backup withholding tax and information reporting requirements generally apply to certain payments to certain noncorporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, shares or ADSs made within the United States to a holder of shares or ADSs (other than an “exempt recipient,” including a corporation, a payee that is not a United States person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, shares or ADSs within the United States to a holder (other than an “exempt recipient”) if such holder fails to furnish its correct taxpayer identification number and other information or otherwise fails to comply with such backup withholding tax requirements. The current backup withholding tax rate is 28%.

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

Amounts withheld as backup withholding are allowable as a credit against the holder’s federal income tax upon furnishing certain required information to the IRS.

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

The following sensitivity analyses present the hypothetical loss in cash flows or fair values of the financial instruments and derivative financial instruments which were held by us as of December 31, 2003 and 2002, and were subject to changes in foreign exchange rates, interest rates and equity prices. The range of sensitivities chosen for these analyses reflects our view of changes which are reasonably possible over a one-year period.

In the normal course of business, we also face risks that are either non-financial or non-quantifiable. These risks principally include country risk, credit risk and legal risk and are not represented in the following analyses. We also face commodity price risk in relation to our use of wood pulp and energy in our operations. See “Item 3. Key Information—Risk Factors.” We have entered into certain forward contracts at the end of 2003 to hedge our exposure to changes in energy and recycled fiber prices. We have not had significant involvement in any other derivative commodity instruments. Accordingly, commodity price risk is also not represented in the following analyses.

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

In this regard, our financial policy:

•	is to hedge 50% of the forecasted net foreign currency flows for the 12 months ahead; however, the figure may vary between 25 and 100% . Net foreign currency cash flow exposures are hedged with derivative financial instruments like forward contracts, options and swap agreements;

•	is to leave no more than €300 million of the net balance sheet position (comprising foreign currency denominated debts and receivables) unhedged. For purposes of hedging any excess exposure, we use forward contracts, options and swap agreements; and

•	is not to hedge our equity exposure arising from foreign net investments.

Using a hypothetical adverse change of ten percent of exchange rates (a weakening of the euro), the hypothetical loss in cash flows of derivative and non-derivative financial instruments and foreign currency denominated balance sheet positions at December 31, 2003 and 2002 was estimated to be €125 million and €95 million, respectively. The hypothetical loss was modeled consistent with our forecasted 12-month currency flows.

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

As of December 31, 2003 and 2002, there was an estimated hypothetical negative effect of €58 million and €56 million, respectively, on fair value of our net debt portfolio (including derivative financial instruments) as a result of interest rate exposures existing at December 31 consequent to a 100 basis point (or one percent per year) downward parallel shift in the yield curve.

Equity Price Risk

We have certain investments in publicly traded companies (principally traded on the Helsinki Exchanges). These securities have exposure to price risk. The fair market value of the equity investments held by us as of December 31, 2003 and 2002 was €196 million and €388 million, respectively. The estimated potential loss in fair market value resulting from a hypothetical ten percent adverse movement in equity prices quoted by stock exchanges was €20 million as of December 31, 2003 as compared to €39 million as of December 31, 2002. Currently, there are no outstanding derivative financial instruments designated as hedges of these investments in publicly traded companies.

Item 12.    Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.    Controls and Procedures

Our President and Chief Executive Officer and our Executive Vice President and Chief Financial Officer, after evaluating the effectiveness of the Group’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) on December 31, 2003, have concluded that, as of such date, the Group’s disclosure controls and procedures were effective to ensure that material information relating to the Group was made known to them by others within the Group particularly during the period in which this annual report was being prepared.

There were no significant changes in the Group’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting subsequent to the date our President and Chief Executive Officer and our Executive Vice President and Chief Financial Officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in the Group’s internal controls requiring corrective actions.

Item 16.    [Reserved]

Item 16A.    Audit Committee Financial Expert

The Board of Directors of the Group has determined that it has at least one “audit committee financial expert,” as defined in Item 16A of Form 20-F, serving on the Audit Committee. Michael Bottenheim is the director whom the Board of Directors has determined to be an audit committee financial expert. Holders of ADSs should understand that this designation is a disclosure requirement of the SEC related to Mr. Bottenheim’s experience and understanding with respect to certain accounting and auditing matters. The designation does not impose on to Mr. Bottenheim any duties, obligations or liability that are greater than are generally imposed on him as a member of the Audit Committee and Board of Directors, and his designation as an audit committee financial expert pursuant to this Commisson requirement does not affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

Item 16B.    Code of Ethics

We have adopted a code of ethics consisting of several policies that apply to all of our employees, including our President and Chief Executive Officer, Executive Vice President and Chief Financial Officer and Senior Vice President, Financial Control. These policies are available through our web site at http://www.upm-kymmene.com by clicking “About Us” → “Corporate Responsibility.”

Item 16C.    Principle Accounting Fees and Services

Audit Fees.    The total fees paid to our principal accountant, PricewaterhouseCoopers Oy, for the audit of the annual consolidated financial for the years ended December 31, 2003 and December 31, 2002 were €2,901,000 and €3,276,000, respectively.

Audit-Related Fees.    The total fees related to assurance and other services that reasonably relate to the audit or review of financial statements paid to PricewaterhouseCoopers Oy were €421,000 and €272,000, respectively, for the years ended 2003 and 2002.

Tax Fees.    Fees paid to PricewaterhouseCoopers Oy, associated with tax compliance and tax consultation were €1,278,000 and €1,098,000 respectively, for the years ended 2003 and 2002.

All Other Fees.    All other fees paid to PricewaterhouseCoopers Oy related to other services were €194,000 and €886,000 respectively, for the years ended 2003 and 2002.

The Audit Committee has adopted a formal policy on auditor independence requiring the approval by the Audit Committee of all professional services rendered by the Company’s independent auditor prior to the commencement of the specified services. The Audit Committee will consider annually and, if appropriate, approve the provision of audit services by the Company’s independent auditor and consider and, if appropriate, pre-approve the provision of certain defined audit and non-audit services. The Audit Committee will also consider on a case-by-case basis and, if appropriate, approve specific engagements that are not otherwise pre-approved.

Any proposed engagement that does not fit within the definition of a pre-approved service may be presented to the Audit Committee for consideration at its next regular meeting or, if earlier consideration is required, to the Audit Committee for action by written consent. The Audit Committee has also delegated to the Chair of the Audit Committee the authority to pre-approve audit-related and non-audit services not prohibited by law to be performed by the Company’s independent auditors provided that the Chair shall report any decisions to pre-approve such audit-related or non-audit services and fees to the full Audit Committee at its next regular meeting.

100% of the services described in “Audit-Related Fees,” Tax Fees” and “All Other Fees,” were approved by the Audit Committee in accordance with the Company’s formal policy on auditor independence.

Item 16D.    Exemptions from the Listing Standards for Audit Committee

Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchases

Not applicable.

PART III

Item 17.    Financial Statements

Not applicable.

Item 18.    Financial Statements

See pages F-1 to F-65 incorporated herein by reference.

Item 19.    Exhibits

Documents filed as exhibits to this annual report.

1.1 Articles of Association of UPM-Kymmene as amended to date (incorporated herein by reference to Exhibit 1 of the annual report on Form 20-F for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on April 28, 2003).

2.1 Amended and Restated Trust Deed in respect of €4 billion Global Medium Term Note Programme of UPM-Kymmene Corporation and UPM-Kymmene Finance B.V. guaranteed by UPM-Kymmene Corporation dated April 29, 2003.

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

4.3 Contract of Employment for Jussi Pesonen, President and Chief Executive Officer of UPM-Kymmene, dated February 17, 2004.

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

4.8 Stock Purchase Agreement between UPM-Kymmene Investment, Inc. and Bemis Company, Inc., dated as of August 20, 2002 (incorporated herein by reference to Exhibit 4.8 of the annual report on Form 20-F for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on April 28, 2003).

4.9 Amendment I to the Stock Purchase Agreement between UPM-Kymmene Investment, Inc. and Bemis Company, Inc., dated as of March 13, 2003 (incorporated herein by reference to Exhibit 4.9 of the annual report on Form 20-F for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on April 28, 2003).

4.10 Amendment II to the Stock Purchase Agreement between UPM-Kymmene Investment, Inc. and Bemis Company, Inc., dated as of April 10, 2003 (incorporated herein by reference to Exhibit 4.10 of the annual report on Form 20-F for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on April 28, 2003).

4.11 Agreement between UPM-Kymmene Corporation and Juha Niemelä dated January 29, 2004.

6.1 Under Finnish GAAP, basic earnings per share is calculated by taking profit or loss before extraordinary items, adjusted for income taxes and minority interests, divided by the adjusted average number of shares during the period, excluding own shares. The computation of diluted earnings per share is similar to that for basic earnings per share, except that it assumes the potentially dilutive securities, such as convertible bonds, were converted to shares as of the beginning of the year. A description of the computation of earnings per share under U.S. GAAP is included in Note 23 of the notes to the consolidated financial statements included herein.

8.1 For significant subsidiaries as of the end of the year covered by this annual report, see “Item 4. Information on the Company—Organizational Structure.”

12.1. Certification by the President and Chief Executive Officer of UPM-Kymmene Corporation pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2. Certification by the Executive Vice President and Chief Financial Officer of UPM-Kymmene Corporation pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13. Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date:  June 21, 2004

UPM-KYMMENE CORPORATION

By:	/S/ JOUKO TAIPALE
Name: Jouko Taipale
Title: Senior Vice President, Financial Control

By:	/S/ REKO AALTO-SETÄLÄ
Name: Reko Aalto-Setälä
Title: General Counsel

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UPM-Kymmene Corporation

Consolidated Financial Statements

Report of Independent Auditors

To the Board of Directors and Shareholders

of UPM-Kymmene Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of profit and loss and cash flows present fairly, in all material respects, the financial position of UPM-Kymmene Corporation and its subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Finland. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards in Finland and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in Finland vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 23 to the consolidated financial statements.

PricewaterhouseCoopers Oy

Authorized Public Accountants

Helsinki, Finland

February 11, 2004

UPM-KYMMENE CORPORATION

CONSOLIDATED PROFIT AND LOSS ACCOUNTS

		Year ended December 31,
	Note	2003	2003	2002	2001
		(U.S.$)	(€)	(€)	(€)
			(in millions)
Turnover	(1)	12,531	9,948	10,475	9,918
Other operating income	(2)	277	220	155	315
Costs and expenses	(3)	(10,682)	(8,480)	(8,610)	(7,958)
Share of results of associated companies	(4)	28	22	60	83
Depreciation and value adjustments	(5)	(1,166)	(926)	(1,018)	(744)

Operating profit	(6)	988	784	1,062	1,614
Financial income and expenses	(7)	(288)	(228)	(273)	(279)
Share of results of associated companies	(7)	4	3	—	(2)

Profit before extraordinary items		704	559	789	1,333
Extraordinary income		—	—	—	—
Extraordinary expenses		—	—	—	—

Profit before income taxes and minority interests		704	559	789	1,333
Income taxes	(8)	(243)	(193)	(241)	(378)
Minority interest		3	2	2	—

Profit for the financial period		464	368	550	955

Undiluted earnings per share, €	(9)	0.88	0.70	1.06	1.93

Diluted earnings per share, €	(9)	0.88	0.70	1.05	1.90

The accompanying notes constitute an integral part of these consolidated financial statements.

UPM-KYMMENE CORPORATION

CONSOLIDATED BALANCE SHEETS

		Year ended December 31,
	Note	2003	2003	2002
		(U.S.$)	(€)	(€)
		(in millions)
ASSETS
Non-current assets
Intangible assets	(10)	438	348	364
Goodwill on consolidation	(11)	2,386	1,894	1,987
Tangible assets	(12)	9,884	7,846	8,253
Investments held as non-current assets	(13)	1,761	1,398	1,507

		14,469	11,486	12,111

Current assets
Stocks	(14)	1,533	1,217	1,288
Receivables	(15)	1,796	1,426	1,550
Cash in hand and at bank		489	388	425

		3,818	3,031	3,263

Total		18,287	14,517	15,374

EQUITY AND LIABILITIES
Shareholders’ equity	(16)
Share capital		1,121	890	442
Share premium reserve		865	687	654
Revaluation reserve		460	365	365
Legal reserve		285	226	671
Retained earnings		5,458	4,333	4,238
Profit for the financial period		464	368	550

		8,653	6,869	6,920

Minority interests		40	32	33

Provisions	(17)	517	410	450

Liabilities
Deferred tax liability	(18)	811	644	645
Non-current liabilities	(19)	5,384	4,274	5,139
Current liabilities	(20)	2,882	2,288	2,187

		9,077	7,206	7,971

Total		18,287	14,517	15,374

The accompanying notes constitute an integral part of these consolidated financial statements.

UPM-KYMMENE CORPORATION

CONSOLIDATED CASH FLOW STATEMENTS

			Year ended December 31,
			2003	2003	2002	2001
			(U.S.$)	(€)	(€)	(€)
			(in millions)
Cash flow from operating activities
Operating profit			988	784	1,062	1,614
Adjustments to operating profit	(a	)	911	723	862	397
Change in net working capital	(b	)	154	122	(144)	96
Interest received			20	16	30	40
Interest paid			(285)	(226)	(301)	(337)
Dividends received			88	70	67	118
Other financial income and expenses			(81)	(64)	46	32
Direct taxes paid	(c	)	(203)	(161)	(193)	(315)

Net cash from operating activities			1,592	1,264	1,429	1,645

Cash flow from investing activities
Acquisition of Group companies net of cash acquired	(d	)	(18)	(14)	(10)	(2,330)
Investments in associated company shares			(3)	(2)	(26)	(29)
Investments in other shares			—	—	(5)	(8)
Purchase of tangible and intangible assets			(710)	(564)	(571)	(849)
Proceeds from sale of Group companies net of cash disposed			(6)	(5)	12	1
Proceeds from sale of associated companies			18	14	7	(2)
Proceeds from sale of other shares			219	174	(1)	253
Proceeds from sale of tangible and intangible assets			23	18	84	50
Increase in other long-term investments			(3)	(2)	(2)	(4)
Decrease in other long-term investments			68	54	71	64
Other items			(31)	(25)	—	—

Net cash used in investing activities			(443)	(352)	(441)	(2,854)

Cash flow before financing activities			1,149	912	988	(1,209)

Cash flow from financing activities
Increase in long-term liabilities			729	579	1,050	3,551
Decrease in long-term liabilities			(1,265)	(1,004)	(978)	(1,993)
Increase (+) or decrease (-) in current interest-bearing liabilities			(108)	(86)	(605)	(50)
Increase (-) or decrease (+) in interest-bearing receivables			14	11	(19)	19
Dividends paid			(491)	(390)	(388)	(371)
Share issue			—	—	—	419
Purchase of own shares			—	—	—	(152)
Other items			(35)	(28)	(57)	(24)

Net cash used in financing activities			(1,156)	(918)	(997)	1,399

Net increase (+) or decrease (-) in cash and cash equivalents	(e	)	(46)	(37)	2	195
Cash and cash equivalents at January 1			535	425	423	228

Cash and cash equivalents at December 31			489	388	425	423

The accompanying notes constitute an integral part of these consolidated financial statements.

UPM-KYMMENE CORPORATION

CONSOLIDATED CASH FLOW STATEMENTS (continued)

	Year ended December 31,
	2003	2003	2002	2001
	(U.S.$)	(€)	(€)	(€)
	(in millions)
(a) Adjustments to operating profit
Depreciation and value adjustments	1,166	926	1,018	744
Gains (-) or losses (+) on sale of fixed assets	(249)	(198)	(123)	(294)
Share of results (+/-) of associated companies	(27)	(22)	(60)	(83)
Other	21	17	27	30

Total	911	723	862	397

(b) Change in net working capital
Increase (-) or decrease (+) in stocks	33	26	(23)	26
Increase (-) or decrease (+) in non-interest-bearing receivables	69	55	78	85
Increase (+) or decrease (-) in current non-interest-bearing liabilities	52	41	(199)	(15)

Total	154	122	(144)	96

(c) Taxes paid
Taxes paid, total	(229)	(181)	(284)	(358)
Allocated to sales of shares	33	26	82	44
Allocated to sale of other fixed assets	9	7	9	(1)
Allocated to other items	(16)	(13)	—	—

Total	(203)	(161)	(193)	(315)

(d) Additional information on acquisition of Group companies
Effect of acquired companies on consolidated assets and liabilities
Non-current assets	(20)	(15)	(3)	(2,962)
Current assets	(3)	(2)	(21)	(819)
Non-current liabilities	3	2	9	332
Current liabilities	3	2	—	668
Other items	(1)	(1)	3	28

Cash flow	(18)	(14)	(12)	(2,753)

Less cash and cash equivalents of acquired companies	—	—	2	423

Cash flow on acquisition net of cash acquired	(18)	(14)	(10)	(2,330)

(e) Effect of exchange rate differences on cash and cash equivalents
Cash and cash equivalents at January 1	535	425	423	228
Effect of exchange rate changes	(39)	(31)	11	5

	496	394	434	233
Increase (+) or decrease (-) in cash and cash equivalents	(7)	(6)	(9)	190

Cash and cash equivalents at December 31	489	388	425	423

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

Use of the euro and the United States dollar in the accounts

The accounts have been prepared in euros (€). Solely for convenience of the reader, the amounts pertaining to the most recent financial period are translated from the euro to the United States dollar (U.S.$), at the rate on December 31, 2003 of 1 euro = U.S.$1.2597.

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

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The pension cover of employees of the parent company and of other Finnish Group companies is arranged through Finnish pension insurance companies, through the company’s own pension funds and directly by the company. The liabilities of the company’s own pension funds are covered in full.

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

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year ended December 31,
	2003	2002	2001
	(€ in millions)
1. Turnover by division
Magazine Papers	3,320	3,577	3,548
Newsprint	1,295	1,381	1,058
Fine and Speciality Papers	2,278	2,449	2,362
Converting	1,374	1,541	1,480
Wood Products	1,552	1,489	1,463
Other operations	672	583	489
Intra-Group sales	(543)	(545)	(482)

Total	9,948	10,475	9,918

Internal turnover by division
Magazine Papers	110	105	136
Newsprint	24	4	3
Fine and Speciality Papers	278	311	225
Converting	43	44	40
Wood Products	88	81	78
Other Operations(1)	—	—	—

Total	543	545	482

(1) Turnoverfrom Other Operations includes only sales outside the Group.

Turnover by market
Germany	1,550	1,803	1,561
United Kingdom	1,242	1,368	1,433
Finland	1,135	988	974
France	725	850	876
Other EU countries	2,040	2,150	1,995
Other European countries	778	796	668
USA and Canada	1,406	1,495	1,453
Rest of world	1,072	1,025	958

Total	9,948	10,475	9,918

	2003	2002	2001
2. Other operating income
Capital gains on disposal of fixed assets	200	132	299
Income from rents	11	12	11
Other	9	11	5

Total	220	155	315

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year ended December 31,
	2003	2002	2001
	(€ in millions except personnel data)
3. Costs and expenses
Change in stocks of finished goods and work in progress	34	(43)	49
Production for own use	(47)	(51)	(46)
Materials and services
Raw materials, consumables and goods
Purchased during the period	4,474	4,540	4,311
Change in stocks	(3)	(20)	(69)
External services	959	863	772

	5,417	5,289	5,017
Personnel expenses
Salaries and fees
Salaries of Boards of Directors and Managing Directors	11	20	22
Other salaries	1,293	1,344	1,235

	1,304	1,364	1,257
Indirect employee costs
Pension expenses	188	199	151
Other indirect employee costs	191	206	204

	379	405	355
Other operating costs and expenses	1,380	1,552	1,329

Total	8,480	8,610	7,958

The annual salaries, emoluments in kind and fees paid to the Parent Company’s Managing Director and Deputy Managing Director in 2003 were €1.089 million (1.184 million) and €0.484 million (0.487 million), respectively.

At December 31, 2003, none of the Group’s managing directors, deputy managing directors or members of the boards of directors had any loans outstanding from the company or its subsidiaries.

The Managing Director’s agreed retirement age is 60 years. In the event of the Managing Director’s dismissal and a change of control of the company, he shall be entitled to compensation corresponding to 24 months’ salary.

	Year ended December 31,
	2003	2002	2001
Personnel (average)
Magazine Papers	9,180	9,635	8,491
Newsprint	3,843	3,914	2,972
Fine and Speciality Papers	6,827	6,816	6,797
Converting	4,755	4,979	4,903
Wood Products	7,803	7,862	7,580
Other Operations	3,343	3,660	3,720

Total	35,751	36,866	34,463

Personnel at year end	34,482	35,579	36,298

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year ended December 31,
	2003	2002	2001
	(€ in millions)
4. Shares of results of associated companies
Oy Metsä-Botnia Ab	26	50	80
Pohjolan Voima Oy	(9)	(3)	—
Others	5	13	3

Total included in operating profit	22	60	83

	Year ended December 31,
	2003	2002	2001
	(€ in millions)
5. Depreciation according to plan and value adjustments
Depreciation according to plan
Intangible rights	8	8	4
Goodwill	10	11	4
Goodwill on consolidation	113	112	41
Other capitalized expenditure	26	22	20
Buildings	95	98	76
Machinery and equipment	642	652	562
Other tangible assets	24	24	21

Total	918	927	728

Value adjustments on non-current assets	8	91	16

Total	926	1,018	744

	Year ended December 31,
	2003	2002	2001
	(€ in millions)
Planned depreciation and value adjustments by division
Magazine Papers(1)	415	492	343
Newsprint	184	196	93
Fine and Speciality Papers	196	190	171
Converting	57	59	56
Wood Products	50	49	43
Other Operations	24	32	38

	926	1,018	744

(1) Includes in 2002 a non-recurring expence of €85 million charged in connection with the shutdown of Blandin’s two paper machines.
	Year ended December 31,
	2003	2002	2001
	(€ in millions)
6. Operating profit by division
Magazine Papers	153	225	598
Newsprint	54	162	211
Fine and Speciality Papers	241	359	336
Converting	43	70	46
Wood Products	29	37	27
Other operations	264	209	396

	784	1,062	1,614

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The 2003 figures include non-recurring charges of €9 million for Newsprint and €4 million for Converting. The corresponding figures in 2002 and, in parenthesis, for 2001 were Magazine Papers €128 million (€20 million), Newsprint €8 million (€0 million), and Converting €0 million (€11 million).

	Year ended December 31,
	2003	2002	2001
	(€ in millions)
Other Operations
Forest Department in Finland	41	37	45
Energy Department in Finland	78	51	99
Share of results of associated companies	22	60	82
Others and eliminations	123	61	170

	264	209	396

The most significant non-recurring items for Other Operations are gains on the sale of listed shares: 2003, €167 million; 2002, €81 million; and 2001 €265 million.

	Year ended December 31,
	2003	2002	2001
	(€ in millions)
Capital employed (average) by division
Magazine Papers	4,923	5,253	4,380
Newsprint	2,124	2,368	984
Fine and Speciality Papers	2,471	2,628	2,602
Converting	688	786	801
Wood Products	777	742	664
Other Operations and Group items	1,435	1,404	1,376

	12,418	13,181	10,807

	Year ended December 31,
	2003	2002	2001
	(€ in millions)
Return on capital employed (Roce) by division
Magazine Papers	3.1	4.3	13.7
Newsprint	2.5	6.8	21.4
Fine and Speciality Papers	9.8	13.7	12.9
Converting	6.3	8.9	5.8
Wood Products	3.7	5.0	4.1

Group total	6.4	8.4	15.6

Excluding non-recurring items	5.6	8.8	13.5

The formulae used to calculate the return on capital employed for the divisions and the Group are presented on page iii.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year ended December 31,
	2003	2002	2001
	(€ in millions)
7. Financial income and expenses
Income from other investments held as non-current assets
Dividend income	18	21	33
Interest income	5	10	15
Other interest and financial income
Other interest income	11	15	25
Other financial income	6	2	1
Exchange differences	(28)	2	(5)
Interest expenses and other financial expenses
Interest expenses	(219)	(286)	(317)
Other financial expenses	(21)	(37)	(31)
Shares of results of associated companies	3	—	(2)

	(225)	(273)	(281)

	Year ended December 31,
	2003	2002	2001
	(€ in millions)
8. Income taxes
Taxes for the financial period	182	273	394
Taxes from previous periods	4	(2)	1
Change in deferred tax	7	(30)	(17)

Total	193	241	378

Effective tax rate, %	34.5	30.5	28.4
Change in deferred taxes
From timing differences	10	(23)	(6)
From consolidation eliminations	10	8	(2)
From appropriations	(13)	(15)	(9)

	7	(30)	(17)

	Year ended December 31,
	2003	2002	2001
	(€ in millions)
9. Earnings per share
Profit before extraordinary items	559	789	1,333
Minority interest	2	2	—
Income taxes	(193)	(241)	(378)

Earnings	368	550	955

Average number of shares
Undiluted (1,000)	523,130	518,935	495,784
Earnings per share, €	0.70	1.06	1.93

Average number of shares
Diluted (1,000)	524,254	525,782	503,984
Diluted earnings per share, €	0.70	1.05	1.90

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year ended December 31,
	2003	2002
	(€ in millions)
10. Intangible assets
Intangible rights
Acquisition cost at January 1	156	162
Difference on translation	(4)	(5)
Increases	8	6
Decreases	(1)	(3)
Transfers between balance sheet items	(13)	(4)

Acquisition cost at December 31	146	156

Accumulated depreciation at January 1	(86)	(80)
Accumulated depreciation on decreases and transfers	2	2
Depreciation for the period	(8)	(8)
Transfers between balance sheet items	9	—

Accumulated depreciation at December 31	(83)	(86)

Book value at December 31	63	70

	Year ended December 31,
	2003	2002
	(€ in millions)
Goodwill
Acquisition cost at January 1	131	167
Difference on translation	(1)	(2)
Increases	5	4
Decreases	(1)	(1)
Transfers between balance sheet items	—	(37)

Acquisition cost at December 31	134	131

Accumulated depreciation at January 1	(21)	(47)
Accumulated depreciation on decreases and transfers	—	37
Depreciation for the period	(10)	(11)

Accumulated depreciation at December 31	(31)	(21)

Book value at December 31	103	110

	Year ended December 31,
	2003	2002
	(€ in millions)
Other capitalized expenditures
Acquisition cost at January 1	207	179
Difference on translation	(4)	(5)
Increases	29	12
Decreases	(18)	(6)
Transfers between balance sheet items	26	27

Acquisition cost at December 31	240	207

Accumulated depreciation at January 1	(129)	(102)
Difference on translation	2	2
Accumulated depreciation on decreases and transfers	16	5
Transfers between balance sheet items	(9)	(13)
Depreciation for the period	(26)	(21)
Value adjustments and their cancellations	(4)	—

Accumulated depreciation at December 31	(150)	(129)

Book value at December 31	90	78

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year ended December 31,
	2003	2002
	(€ in millions)
Other capitalized expenditures
Acquisition cost at January 1	106	60
Increases	5	60
Decreases	(12)	(1)
Transfers between balance sheet items	(7)	(13)

Book value at December 31	92	106

	Year ended December 31,
	2003	2002
	(€ in millions)
11. Goodwill on consolidation
Acquisition cost at January 1	2,205	2,192
Increases	20	13
Decreases	—	—

Acquisition cost at December 31	2,225	2,205

Accumulated depreciation at January 1	(218)	(106)
Depreciation for the period	(113)	(112)

Accumulated depreciation at December 31	(331)	(218)

Book value at December 31	1,864	1,987

€92 million in goodwill arising on consolidation has been allocated to machinery and equipment (€109 million), €75 million to land (€75 million), €30 million to buildings (€32 million) and €9 million to intangible rights (€10 million).

	2003	2002
	(€ in millions)
12. Tangible assets
Land and water areas
Acquisition cost at January 1	664	671
Difference on translation	(5)	(5)
Increases	4	8
Decreases	(10)	(12)
Transfers between balance sheet items	—	2

Acquisition cost at December 31	653	664
Accumulated depreciation at January 1	(7)	(8)
Difference on translation	—	1
Value adjustments and their cancellations	3	—
Accumulated depreciation at December 31	(4)	(7)

Revaluations	567	567

Book value at December 31	1,216	1,224

Revaluations
Value at January 1	567	567

Value at December 31	567	567

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2003	2002
	(€ in millions)
Buildings
Acquisition cost at January 1	2,875	2,914
Difference on translation	(42)	(72)
Increases	52	40
Decreases	(37)	(52)
Transfers between balance sheet items	19	45

Acquisition cost at December 31	2,867	2,875

Accumulated depreciation at January 1	(1,182)	(1,116)
Difference on translation	14	22
Transfers between balance sheet items	2	(2)
Accumulated depreciation on decreases and transfers	32	23
Depreciation for the period	(94)	(97)
Value adjustments and their cancellations	(1)	(12)

Accumulated depreciation at December 31	(1,229)	(1,182)

Book value at December 31	1,638	1,693

	2003	2002
	(€ in millions)
Machinery and equipment
Acquisition cost at January 1	11,840	12,088
Difference on translation	(239)	(370)
Increases	307	265
Decreases	(241)	(163)
Transfers between balance sheet items	157	20

Acquisition cost at December 31	11,824	11,840

Accumulated depreciation at January 1	(6,878)	(6,557)
Difference on translation	120	168
Transfers between balance sheet items	—	108
Accumulated depreciation on decreases and transfers	236	118
Depreciation for the period	(634)	(640)
Value adjustments and their cancellations	(3)	(75)

Accumulated depreciation at December 31	(7,159)	(6,878)

Book value at December 31	4,665	4,962

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2003	2002
	(€ in millions)
Other tangible assets
Acquisition cost at January 1	470	470
Difference on translation	(5)	(11)
Increases	17	21
Decreases	(20)	(9)
Transfers between balance sheet items	(3)	(1)

Acquisition cost at December 31	459	470

Accumulated depreciation at January 1	(332)	(318)
Difference on translation	3	6
Transfers between balance sheet items	3	(5)
Accumulated depreciation on decreases and transfers	14	12
Depreciation for the period	(23)	(27)

Accumulated depreciation at December 31	(335)	(332)

Book value at December 31	124	138

	2003	2002
	(€ in millions)
Advance payments and construction in progress
Acquisition cost at January 1	236	223
Difference on translation	(5)	(5)
Increases	215	205
Decreases	(49)	(20)
Transfers between balance sheet items	(194)	(167)

Book value at December 31	203	236

	2003	2002
	(€ in millions)
13. Investments held as non-current assets
Holding in associated companies
Acquisition cost at January 1	862	848
Increases	6	34
Decreases	(42)	(4)
Transfers between balance sheet items	—	(16)

Acquisition cost at December 31	826	862

Accumulated depreciation at January 1	—	(16)
Value adjustments and their cancellations	—	16
Accumulated depreciation at December 31	—	—
Revaluations	103	103

Book value at December 31	929	965

Revaluations
Value at January 1	103	103

Value at December 31	103	103

Holdings in associated companies include net unamortized goodwill of €60 million (€52 million). Of this amount, €58 million (€49 million) relates to Pohjolan Voima Oy’s shares.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2003	2002
	(€ in millions)
Receivables from associated companies
Acquisition cost at January 1	18	77
Increases	—	3
Decreases	(9)	(6)
Transfers between balance sheet items	3	(56)

Acquisition cost at December 31	12	18

Accumulated depreciation at January 1	(5)	(44)
Value adjustments and their cancellations	3	39

Accumulated depreciation at December 31	(2)	(5)

Book value at December 31	10	13

	2003	2002
	(€ in millions)
Other shares and holdings
Acquisition cost at January 1	356	391
Difference on translation	—	(1)
Increases	3	7
Decreases	(16)	(20)
Transfers between balance sheet items	(12)	(21)

Acquisition cost at December 31	331	356

Accumulated depreciation at January 1	(12)	(27)
Accumulated depreciation on decreases and transfers	12	12
Value adjustments and their cancellations	—	3

Accumulated depreciation at December 31	—	(12)

Revaluation	61	61

Book value at December 31	392	405

Revaluations
Value at January 1	61	61

Value at December 31	61	61

Market values and basis for valuations

The book value of shares in listed companies is €176 million. The market value at December 31, 2003 was €196 million.

	2003	2002
	(€ in millions)
Other receivables
Acquisition cost at January 1	125	84
Increases	2	48
Decreases	(48)	(72)
Transfers between balance sheet items	(12)	65

Acquisition cost at December 31	67	125

Book value at December 31	67	125

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2003		2002
	Shares in thousands	(€ in millions)	Shares in thousands	(€ in millions)
Own shares
Acquisition cost at January 1	—	—	1,175	38
Increases	—	—	—	—
Own shares declared void	—	—	(1,175)	(38)

Book value at December 31	—	—	—	—

	Year ended December 31,
	2003	2002
	(€ in millions)
14. Stocks
Raw materials and consumables	494	502
Work in progress	39	70
Finished products and goods	579	612
Other stocks	73	65
Advance payments	32	39

Total	1,217	1,288

	Year ended December 31,
	2003	2002
	(€ in millions)
15. Receivables
Non-current receivables
Trade receivables	1	2
Loan receivables	2	1
Other receivables	6	9
Prepayments and accrued income	7	6

Total	16	18

	Year ended December 31,
	2003	2002
	(€ in millions)
Current receivables
Trade receivables	1,065	1,224
Loan receivables	4	4
Other receivables	182	151
Prepaid expenses and accrued income	159	153

	1,410	1,532

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year ended December 31,
	2003	2002
	(€ in millions)
Receivables total
Trade receivables	1,066	1,226
Loan receivables	6	5
Other receivables	188	160
Prepaid expenses and accrued income	166	159

	1,426	1,550

Main items included in current prepayments and accrued income
Personnel expenses	7	7
Interest income	13	12
Interest expenses	8	21
Income taxes	62	51
Indirect taxes	23	26
Others	46	36

	159	153

Receivables from associated and participating interest companies
Trade receivables	19	20
Loan receivables	4	—

	23	20

Some Group companies in Great Britain, France, Italy and Germany have made agreements with third parties concerning their receivables (asset securitization). The Group companies in question have agreed to sell the ownership right to specified trade receivables on a continuous and irrevocable basis. The value of the receivables sold on the basis of the asset securitization agreement at December 31, 2003 was €179 million (€108 million), and it is presented on the consolidated balance sheet as a decrease in trade receivables. The security associated with the asset securitization programme is reported on the consolidated balance sheet under other receivables. The expenses incurred in the sales of these receivables are included in financial expenses on the consolidated profit and loss account. Increases and decreases in trade receivables are reported on the consolidated cash flow statement as cash generated from operations.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year ended December 31,
	Share Capital		Share Premium Reserve	Revaluation reserve	Reserve own shares	Legal reserve	Retained earnings	Cumul. Transl. Adjust.	Total
	Shares(1)	Amount
	(€ in millions)
16. Shareholders’ equity
Balance—December 31, 2000	259,973	437	199	366	279	672	4,161	42	6,156
Conversion of —1994 Convertible bond loan	520	1	10	—	—	—	—	—	11
Directed share issue	12,300	21	398	—	—	—	—	—	419
Bonus issue	—	5	(5)	—	—	—	—	—	—
Own shares declared void	(12,900)	(22)	22	—	(393)	—	—	—	(393)
Dividends paid	—	—	—	—	—	—	(371)	—	(371)
Transferred to reserve for own shares	—		—	—	152	—	(152)	—	—
Profit for the period	—	—	—	—	—	—	955	—	955
Translation differences and other	—	—	—	—	—	—	11	22	33

Balance—December 31, 2001	259,893	442	624	366	38	672	4,604	64	6,810

Conversion of —1994 Convertible bond loan	1,398	2	28	—	—	—	—	—	30
Own shares declared void	(1,175)	(2)	2	—	(38)	—	—	—	(38)
Cancellation of revaluations	—	—	—	(1)	—	—	—	—	(1)
Dividends paid	—	—	—	—	—	—	(388)	—	(388)
Profit for the period	—	—	—	—	—	—	550	—	550
Translation differences and other	—	—	—	—	—	(1)	(5)	(37)	(43)

Balance—December 31, 2002	260,116	442	654	365	—	671	4,761	27	6,920

Conversion of —1994 Convertible bond loan	1,673	3	33	—	—	—	—	—	36
Bonus share issue	261,790	445	—	—	—	(445)	—	—	—
Dividends paid	—	—	—	—	—	—	(390)	—	(390)
Profit for the period	—	—	—	—	—	—	368	—	368
Translation differences and other	—	—	—	—	—	—	—	(65)	(65)

Balance—December 31, 2003	523,579	890	687	365	—	226	4,739	(38)	6,869

(1)	The number of shares is presented in thousands.

	Year ended December 31,
	2003	2002	2003	2002
	Company		Group
	(€ in millions)
Distributable funds at December 31
Retained earnings	2,786	2,542	4,371	4,211
Cumulative translation adjustment	—	—	(38)	27
Profit for the period	276	634	368	550
Portion of accumulated depreciation difference and untaxed reserves transferred to shareholders’ equity	—	—	(1,436)	(1,476)

Distributable funds at December 31	3,062	3,176	3,265	3,312

	Year ended December 31,
	2003	2002
	(€ in millions)
17. Provisions
Pensions	342	339
Closure and restructuring expenses	21	32
Environmental expenses	9	7
Other	38	72

	410	450

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year ended December 31,
	2003	2002
	(€ in millions)
18. Deferred tax liability
Deferred tax liability
From timing differences	111	112
From consolidation eliminations	5	6
From appropriations	620	633
From revaluations	214	214

	950	965

Deferred tax assets
From timing differences	286	289
From consolidation eliminations	20	31

	306	320

Deferred tax liability net	644	645

The deferred tax liability from revaluations has been deducted from the revaluations reserve in shareholders’ equity.

	Year ended December 31,
	2003	2002
	(€ in millions)
19. Non-current liabilities
Bond loans	2,816	2,860
Loans from financial institutions	593	1,291
Pension loans	571	647
Trade payables	13	17
Other liabilities	281	324

	4,274	5,139

Repayment schedule for long-term loans
In 2005-2008 / 2004-2007
Bond loans	552	527
Loans from financial institutions	457	1,065
Pension loans	567	331
Trade payables	4	5
Other liabilities	250	131

	1,830	2059

In 2009- / 2008-
Bond loans	2,264	2,333
Loans from financial institutions	136	226
Pension loans	4	316
Trade payables	10	12
Other liabilities	30	193

	2,444	3,080

Total at December 31	4,274	5,139

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Bond loans

	Interest percentage	Initial loan		Year ended December 31,
				2003	2002
				(€)	(€)
		(in millions)
Fixed interest
1995-2005	7.72	USD	155	123	148
1997-2007	6.875	USD	215	170	205
1997-2007	6.88	EUR	102	102	102
1997-2027	7.45	USD	375	297	358
1999-2009	6.35	EUR	250	250	250
2000-2030	3.55	JPY	10,000	74	80
2001-2006	0.962	JPY	2,000	15	16
2001-2007	6.875	USD	10	8	10
2002-2005	0.10	EUR	30	30	30
2002-2007	0.869	JPY	2,000	15	16
2002-2012	6.125	EUR	600	600	600
2002-2014	5.625	USD	500	369	477
2002-2017	6.625	GBP	250	354	384
2003-2018	5.50	USD	250	198

Bond loans, total				2,632	2,676

Floating rate
2002-2008	2.955	EUR	39	39	39
2002-2008	2.734	EUR	50	50	50
2002-2010	3.013	EUR	59	59	59
2002-2012	3.034	EUR	25	25	25
2002-2012	3.134	EUR	11	11	11

				184	184

Bond loans, total				2,816	2,860

—current portion				—	—

Bond loans, long-term portion				2,816	2,860

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year ended December 31,
	2003	2002
	(€ in millions)
20. Current liabilities
Loans from financial institutions	398	231
Pension loans	83	83
Advances received	38	16
Trade payables	729	722
Bills of exchange payable	9	44
Other liabilities	391	593
Accruals and deferred income	640	498

	2,288	2,187

Payables to associated and participating interest companies
Trade payables	30	34
Other liabilities	7	62

	37	96

Main items included in current accruals and deferred income
Personnel expenses	214	205
Interest expenses	16	36
Income tax	101	75
Indirect taxes	9	12
Currency derivatives	136	15
Others	164	155

	640	498

	Year ended December 31,
	2003	2002
	(€ in millions)
Net interest-bearing liabilities
Interest-bearing liabilities
Non-current liabilities
Bond loans	2,816	2,860
Loans from financial institutions	593	1,291
Pension loans	571	647
Other liabilities	261	307

	4,241	5,105

Current liabilities
Current portion of long-term loans	248	258
Bills of exchange payable	9	44
Accruals and deferred income	136	—
Other current liabilities	459	482

	852	784

Interest-bearing liabilities, total	5,093	5,889

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year ended December 31,
	2003	2002
	(€ in millions)
Interest-bearing receivables
Non-current assets
Loan receivables	68	125
Current assets
Loan receivables	4	4
Trade receivables	—	5
Other receivables	34	45
Cash in hand and at bank	388	425

Interest-bearing receivables, total	494	604

Net interest-bearing liabilities	4,599	5,285

	Year ended December 31,
	2003	2002
	(€ in millions)
21. Contingent liabilities
Mortgages
As security against own debts	178	175
Guarantees
Guarantees for loans
On behalf of associated and participating interest companies	41	41
On behalf of others	4	6
Other guarantees
On own commitments	20	70
On behalf of others	3	3
Pension liabilities
Direct liabilities	9	3
Leasing commitments(1)
Commitments for 2004/2003	25	26
Commitments for subsequent years	68	107
Other commitments	23	31

(1)	The Group has also leased certain power plants under long-term agreements and uses the electrical power generated by these plants in its production. The Group has the right, but not the obligation, to purchase these power plants or shares therein. Leasing commitments are €19 million in 2004 and subsequently €93 million up to 2012. The Group estimates that the market value of these agreements exceeds the above commitment.

Other agreements

Directors’ pension commitments

The retirement age for the managing directors and certain other directors of Group companies has been fixed at 60-65 years.

Other commitments

The Group purchases some of its electricity from Pohjolan Voima Oy, in which it has a 41.97 percent stake. Pohjolan Voima Oy has a 56.8 percent stake in Teollisuuden Voima Oy, which owns one of the nuclear power plants operating in Finland. According to company documents of Pohjolan Voima Oy, shareholders purchase electricity produced by the company at a price that covers its production costs. This price has generally been below the average market price.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nominal and market values of the Group’s derivative agreements open at December 31

	Market value		Nominal value
	2003	2002	2003	2002
	(€ in millions)
Currency derivatives
Forward contracts	40	66	2,836	3,562
Options
Bought	—	—	—	—
Written	—	—	—	—
Swap contracts	(77)	6	584	249

	Market value		Nominal value
	2003	2002	2003	2002
	(€ in millions)
Interest rate derivatives
Forward contracts	(3)	(9)	6,468	6,553
Options
Bought	—	—	—	—
Written	(3)	—	71	—
Swap contracts	214	275	3,281	4,042

	Market value
	2003	2002	2003	2002
Other derivatives(1)
Forward contracts	1	(7)	13	33
Swap contracts	—	—	13	—

(1)	Other derivatives include pulp, paper and electricity derivatives.

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

The table below shows the nominal and market values of the hedging instruments as well as the middle rates at December 31, 2003:

Currency	Nominal value of hedging instruments	Market value of hedging instruments
	(€ in millions)	(€ in millions)
USD(1)	295	76
GBP	296	5
CAD	(106)	9
SEK	59	(1)
DKK	42	—
JPY	47	2
NOK	36	1
CHF	23	1
Others	35	(2)

Total	727	91

(1)	Includes hedging of capital expenditure worth €(175) million.

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

The balance sheet position comprises foreign currency denominated debts and receivables. According to Group’s Financial Policy, the aim is a fully hedged position. At December 31, 2003 the balance sheet position was €5 million. It mainly comprises financial operations concerning China. Foreign currency risks associated with the shareholders’ equity of foreign subsidiaries are not hedged.

Interest rate risk

The Group’s net debt per currency corresponds to the parent company’s and subsidiaries’ loan portfolios in their domestic currencies. As a consequence of this policy, the Group’s most important loan currencies are euro, U.S. dollar, British pound sterling and Canadian dollar. China is the only exception to this domestic currency rule.

The Group’s interest-bearing net debt (including derivatives) at December 31, 2003 was broken down by currency as follows:

Currency	Amount	Interest rate sensitivity(1)
	(€ in millions)	(€ in millions)
EUR	3.2	13
USD	0.5	2
GBP	0.1	1
CAD	0.5	1
CNY	0.2	1
Others	0.1	—

Total	4.6	19

(1)	Effect of a one percentage point rise in market rates of interest on the Group’s net interest expenses over the following 12 months.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Group’s Financial Policy with respect to the management of interest rate risk is to maintain an average interest fixing period of 12 months (+/ – 6 months) on its net debt portfolio. On the assumption that yield curves will be positive, this approach reduces interest costs in the long term. For this purpose, the Group enters into various derivative financial instruments, including forward contracts, options and swaps. As of December 31, 2003, the average interest fixing period on the Group’s net debt portfolio was 12 months.

Liquidity and refinancing risks

The Group seeks to maintain adequate liquidity under all circumstances by means of efficient cash management and restricting investments to those that can be realized quickly. In addition to cash funds of €388 million, at December 31, 2003 the Group had unused committed credit facilities amounting to €3.4 billion.

Refinancing risks are minimized by ensuring that the loan portfolio has a balanced maturity schedule and that loans have sufficiently long maturities. The average loan maturity at December 31, 2003 was 8.1 years (8.5 years at December 31, 2002).

Loan maturity schedule and credit facilities at December 31, 2003

Year	Total
2004	852
Short-term(1)	604
Long-term	248
2005	397
2006	208
2007	446
2008	330
2009	323
2010	168
2011	155
2012-	2,214

Total	5,093

(1)	No committed credit facilities were in use at December 31, 2003.

At December 31, 2003, the most important financial programs currently in use are:

•	Domestic commercial paper program, €1.0 billion

•	Euro commercial paper program, USD 500 million

•	Belgian commercial paper program, €400 million

•	Medium term note program, €4.0 billion

•	Revolving credit facility, €2.0 billion (matures 2006)

•	Revolving credit facility, €1.2 billion (matures 2008)

Counterparty risks

Counterparty risk is defined as the risk that a counterparty will be unable to fulfill his contractual obligations. According to the Group’s Financial Policy, derivative instruments and investments of cash funds may be made only with a counterparty who meets a certain standard of creditworthiness. The creditworthiness of counterparties is monitored by the Group Treasury department.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

22.    Investments in shares

	Group holding percentage	Carrying Value
	(€ in millions)
Shares in associated and participating interest companies
Austria Papier Recycling Ges.m.b.H., Austria	33.32	0.1
Cervuctum Oy	37.50	3.4
Circel Grundstücks-und Vermögensverwaltung AG, Germany	32.52	1.9
Compania Forestal Oriental SA, Uruguay	38.38	21.3
Corenso United Oy Ltd	29.00	15.4
Oy Finnish Peroxides Ab	25.00	6.4
Kainuun Voima Oy	50.00	5.2
Kaygee Papers Private Limited, India	50.00	0.4
Kemiart Liners Oy	47.00	21.4
Oy Keskuslaboratorio—Centrallaboratorium Ab	38.65	0.7
Oy Metsä-Botnia Ab	47.00	480.4
Paperinkeräys Oy	22.98	3.0
Pohjolan Voima Oy	41.97	347.5
Powest Oy	43.41	2.5
RETS Timber Oy Ltd	50.00	0.8
Steveco Oy	34.32	12.5
Oy Transfennica Ab	27.14	0.1
Other		6.0

Total		929

	Number of Shares	Group holding percentage	Carrying Value
Other shares and holdings
Gasum Oy	1,060,000	2.00	11.8
Kemijoki Oy	100,797	4.13	167.0
Metso Corporation	19.922,115	14.62	173.5
Sea Containers Ltd, A, U.S.A.	149,037	0.65	2.4
Other			37.3

Total			392

All companies are domiciled in Finland unless otherwise noted.

23.    Summary of differences between Finnish accounting practice and generally accepted accounting principles in the United States

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

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

I.    Reconciliation of profit and shareholders’ equity

The following is a summary of the significant adjustments to profit and shareholders’ equity required when reconciling such amounts recorded in the Group’s consolidated financial statements under Finnish GAAP to the corresponding amounts in accordance with U.S. GAAP. The weighted average number of shares for 2002 and 2001 has been restated to reflect the bonus issue as if it had occurred as of the beginning of each period presented (see note 23.II.a.)

Reconciliation of profit

			Year ended December 31,
			2003	2002	2001
			(€ in millions, except share and per share data)
Profit in accordance with Finnish GAAP			368	550	955
U.S. GAAP adjustments:
Business combinations	(a	)	(84)	(75)	(60)
Reversal of goodwill amortization	(b	)	125	124	—
Sale-leaseback transactions	(d	)	4	(2)	(2)
Capitalization of interest	(e	)	(18)	(15)	(6)
Write-down of shares and holdings	(f	)	(26)	—	—
Employee benefits	(g	)	(33)	(4)	1
Derivative financial instruments	(h	)	41	37	(15)
Share stock options	(i	)	(3)	8	(5)
Restructuring costs	(j	)	(10)	6	10
Other	(k	)	(15)	6	14
Deferred taxes	(l	)	24	7	6
Deferred tax effect of U.S. GAAP adjustments			25	(14)	1
Net income before cumulative effect of change in accounting principle			398	628	899
Cumulative effect of change in accounting principle, net of taxes	(h	)	—	—	(19)

Net income in accordance with U.S. GAAP			398	628	880

Out of which:
Income from continuing operations			397	625	902
Income (loss) from discontinued operations	23.II.	(e)	1	3	(3)
Cumulative effect of change in accounting principles			—	—	(19)
Earnings per share in accordance with U.S. GAAP:	(m	)
Basic earnings per share			€0.76	€1.21	€1.77
Income from continuing operations			€0.76	€1.20	€1.82
Income from discontinued operations			—	€0.01	€(0.01)
Cumulative effect of change in accounting principles			—	—	€(0.04)
Diluted earnings per share			€0.76	€1.20	€1.75
Income from continuing operations			€0.76	€1.19	€1.79
Income from discontinued operations			—	€0.01	€(0.01)
Cumulative effect of change in accounting principles			—	—	€(0.04)
Basic weighted average number of shares (thousands)			523,130	518,935	495,784
Diluted weighted average number of shares (thousands)			524,254	525,782	503,984

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliation of shareholders’ equity

			As of December 31,
			2003	2002
			(€ in millions)
Shareholders’ equity in accordance with Finnish GAAP			6,869	6,920
U.S. GAAP adjustments:
Business combinations	(a	)	951	1,096
Reversal of goodwill amortization	(b	)	249	124
Revaluations	(c	)	(742)	(745)
Sale-leaseback transactions	(d	)	(215)	(219)
Capitalization of interest	(e	)	81	99
Other shares and holdings	(f	)	20	181
Employee benefits	(g	)	(311)	(257)
Derivative financial instruments	(h	)	91	14
Restructuring costs	(j	)	6	16
Other	(k	)	3	18
Deferred taxes	(l	)	(163)	(187)
Deferred tax effect of U.S. GAAP adjustments			324	268

Shareholders’ equity in accordance with U.S. GAAP			7,163	7,328

Roll-forward analysis of shareholders’ equity under U.S. GAAP

	Year ended December 31,
	2003	2002	2001
	(€ in millions)
Balance in accordance with U.S. GAAP, beginning of year	7,328	7,493	7,157
Dividends approved and paid	(390)	(388)	(371)
Purchase of treasury shares	—	—	(152)
Issue of shares	—	—	461
Conversion of convertible bond loans to shares	36	30	11
Change in cumulative currency translation adjustment	(124)	(181)	46
Changes in net unrealized holding gain on available-for-sale securities, net of tax of €38 in 2003, €86 in 2002 and €218 in 2001	(97)	(211)	(532)
Changes in net unrealized cash-flow hedges, net of tax of €10 in 2003	26	—	—
Additional minimum pension liability, net of tax of €4 in 2003, €24 in 2002 and €7 in 2001	(17)	(35)	(12)
Deferred compensation	(3)	—	—
Additional paid in capital (stock-based compensation)	6	(8)	5
Net income for the year in accordance with U.S. GAAP	398	628	880

Balance in accordance with U.S. GAAP, end of year	7,163	7,328	7,493

(a)    Business combinations

Acquisition of Haindl’sche Papierfabriken KgaA in November 2001

On November 30, 2001, UPM-Kymmene purchased 100 percent of Haindl’sche Papierfabriken KgaA (“Haindl”), a German producer of publication papers and low-cost newsprint and an industry leader in the use of recycled fiber. The aggregate purchase price was €3,652 million, including €3,233 million of cash and common stock valued at €419 million under Finnish GAAP. At the same time, UPM-Kymmene entered into a separate and definitive back-to-back agreement to sell two of Haindl’s paper mills to the Norwegian paper producer Norske Skogindustrier ASA (“Norske”) for €1,027 million. Both transactions took place simultaneously and therefore the net consideration paid by UPM-Kymmene for Haindl was €2,625 million. As a result of these transactions,

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

UPM-Kymmene owns four mills located in Augsburg, Schongau and Schwedt an der Oder, Germany, and Steyrermühl, Austria. Management believes that the purchase of these four mills greatly strengthens UPM-Kymmene’s position as a local player in Europe’s most important markets. Management believes that the products of these mills complement UPM-Kymmene’s own product range and improve the company’s ability to serve its customers.

The acquisition was recorded using the purchase method of accounting under both Finnish GAAP and U.S. GAAP. Thus, from December 1, 2001, 100 percent of Haindl’s net assets and results of operations has been recorded in UPM-Kymmene’s consolidated financial statements.

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

Equity shares issued by UPM-Kymmene as purchase consideration have been valued under Finnish GAAP based on average share prices between March 30, 2001 and May 16, 2001. Under U.S. GAAP, such shares are valued based on average share prices shortly before and after the acquisition was publicly announced. This has resulted in a €42 million increase in paid in capital and a net consideration of €2,667 for U.S. GAAP purposes.

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

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The total impact of all business combinations’ adjustments on the reconciliations of net income and shareholders’ equity to U.S. GAAP is summarized below:

	Year ended December 31,
	2003	2002	2001
	(€ in millions)
Net income
Cost of goods sold	—	—	(14)
Amortization of goodwill	—	—	(28)
Depletion of forest assets	(9)	(11)	(18)
Amortization of intangible assets	(34)	(34)	(9)
Depreciation of tangible assets	(76)	(79)	(9)
Other operating income	(16)	(5)	(19)
Share of results of associated companies	(6)	(6)	(7)
Costs and expenses	9	15	19
Deferred taxes	48	45	25

Total	(84)	(75)	(60)

Shareholders’ equity
Goodwill	(345)	(288)	(174)
Other intangible assets	97	131	148
Land and water	964	980	998
Buildings	159	172	184
Machinery and equipment	587	654	744
Other shares and holdings	—	16	21
Shares in associated companies	213	219	225
Long-term debt	(8)	(11)	(14)
Deferred tax liabilities	(716)	(771)	(813)
Other liabilities	—	(6)	(18)

Total	951	1,096	1,301

(b)     Reversal of goodwill amortization

Under Finnish GAAP, goodwill is amortized over its estimated useful life. Under U.S. GAAP, prior to 2002, goodwill was amortized over its useful life with the exception of goodwill arising on acquisitions made after June 30, 2001, which was not amortized as required by the transition provisions of SFAS No. 141 Business Combinations (FAS 141). Further, effective January 1, 2002, in accordance with SFAS No. 142 Goodwill and Other Intangible Assets (FAS 142), the Group discontinued amortization of all other goodwill. This results in a reversal of goodwill amortization charges under Finnish GAAP.

The following table shows net income under U.S. GAAP for the year ended December 31, 2003, and pro forma net income for the years ended December 31, 2003, 2002 and 2001, exclusive of goodwill amortization:

	Year ended December 31,
	2003	2002	2001
	(€ in millions)
Net income as reported under U.S. GAAP	398	628	880
Add back: Goodwill amortization	—	—	73
Adjusted net income	398	628	953

Basic earnings per share:
Net income as reported under U.S. GAAP	0.76	1.21	1.77
Goodwill amortization	—	—	0.15
Adjusted net income	0.76	1.21	1.92

Diluted earnings per share:
Net income as reported under U.S. GAAP	0.76	1.20	1.75
Goodwill amortization	—	—	0.14
Adjusted net income	0.76	1.20	1.90

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(c)    Revaluations

As permitted under Finnish GAAP, certain assets have been revalued in prior years. €158 million of these revaluation reserves were previously transferred to share capital as allowable under the Finnish Companies Act in limited circumstances. In addition, the Group records its share of revaluations reserves in equity investees through retained earnings. U.S. GAAP generally does not allow such revaluations except in certain respects involving business combinations.

(d)    Sale-leaseback transactions

The Group and its acquirees have entered into several transactions for the sale and leaseback of certain non-current assets. Payments are generally made over 15 to 25 years and, as of December 31, 2003, are due through 2012.

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

For U.S. GAAP purposes, the liability for such financings as of December 31, 2003 and 2002 would increase long-term debt by €286 million and €293 million, respectively, and the current portion of long-term debt by €2 million and €3 million, respectively. As of December 31, 2003 and 2002, excluding the impact of purchase accounting fair value adjustments as discussed under paragraph (a) above of this section, non-current assets would increase by €73 million and €77 million, respectively.

(e)    Capitalization of interest

U.S. GAAP requires the interest costs incurred during the construction of qualifying assets to be capitalized and amortized over the life of the assets. Under Finnish GAAP, the Group generally expenses such interest costs; however, interest costs have been capitalized on certain large construction projects.

For purposes of U.S. GAAP, additional amounts of interest expense amounting to €5 million, €7 million and €13 million have been capitalized during the years ended December 31, 2003, 2002 and 2001, respectively. Amortization of capitalized interest was €18 million, €19 million and €19 million for each of the years ended December 31 2003, 2002 and 2001, respectively. The net capitalized interest cost charged to the income statement in connection with assets sold was €5 million, €3 million and nil for the years ended December 31, 2003, 2002 and 2001.

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

If the decline in fair value is considered other than temporary, an impairment is reported in the profit and loss statement, which reduces the book value of the investment. In 2003, an impairment loss of €26 million was recognized on certain listed securities.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Available-for-sale securities in accordance with U.S. GAAP are summarized as follows:

	U.S. GAAP cost(1)	Gross unrealized holding gains	Gross unrealized holding losses	Market Value
	(€ in millions)
December 31, 2003	196	—	—	196
December 31, 2002	252	137	2	387

(1)	U.S. GAAP cost is comprised of the acquisition price plus the step-up in fair value of other shares and holdings as a result of the business combinations discussed in paragraph (a).

Proceeds from sales of available-for-sale securities were €181 million, €83 million and €288 million during the years ended December 31, 2003, 2002 and 2001, respectively. Gross gains of €150 million, €73 million and €255 million and gross losses of €1 million, nil, and €5 million were realized on those sales during the years ended December 31, 2003, 2002 and 2001 respectively. Realized gains and losses on sales of investments are determined on an average cost basis.

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

Net periodic benefit cost in accordance with U.S. GAAP for the years ended December 31, 2003, 2002 and 2001 is comprised of the following:

	Year ended December 31, 2003		Year ended December 31, 2002		Year ended December 31, 2001
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
	(€ in millions)
Service cost	16	19	32	21	30	16
Interest cost	20	41	22	42	23	31
Expected return on plan assets	(10)	(23)	(9)	(33)	(9)	(34)
Amortization	5	2	7	2	9	1
FAS 88 events	—	16	—	1	—	—

Net periodic benefit cost	31	55	52	33	53	14

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of December 31, 2003		As of December 31, 2002
	Domestic	Foreign	Domestic	Foreign
	(€ in millions)
Change in benefit obligation
Benefit obligation as of beginning of year	367	761	416	712
Service cost	16	19	32	21
Interest cost	20	41	22	42
Employee contributions	—	4	—	3
FAS 88 events	—	(64)	—	1
Plan amendments	—	(9)	—	1
Other adjustments	3	39	—	—
Actuarial loss (gain)	(7)	52	(62)	68
Benefit paid	(19)	(30)	(41)	(35)
Foreign currency effect	—	(30)	—	(52)

Benefit obligation as of end of year	380	783	367	761

Change in fair value of plan assets
Fair value of plan assets as of beginning of year	174	316	160	396
Actual return on plan assets	5	37	15	(32)
Employer contribution	18	50	40	26
Employee contributions	—	4	—	3
FAS 88 events	—	(64)	—	—
Other adjustments	4	35	—	—
Benefits paid	(19)	(30)	(41)	(35)
Foreign currency effect	—	(20)	—	(42)

Fair value of plan assets as of end of the year	182	328	174	316

Funded status
Funded status as of end of year	(198)	(455)	(192)	(445)
Unrecognized transition obligation	—	2	10	2
Unrecognized prior service cost	(62)	(2)	(69)	1
Unrecognized actuarial loss (gain)	37	166	41	161

Accrued benefit cost	(223)	(289)	(210)	(281)

Amounts recognized in the consolidated balance sheet
Accrued benefit liability	(298)	(387)	(283)	(392)
Prepaid benefit cost	75	—	73	27
Intangible assets	—	1	—	1
Accumulated other comprehensive income	—	97	—	83

Net amount recognized	(223)	(289)	(210)	(281)

Accumulated benefit obligation, projected benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets is as follows:
Accumulated benefit obligation	125	630	129	545
Projected benefit obligation	188	721	192	585
Fair value of plan asset	—	295	—	210
Weighted average rate assumptions used in determining pension costs and the projected benefit obligation.
Discount rate	5.25%	5.51%	5.50%	5.81%
Expected rate of compensation increase	3.75%	3.16%	3.75%	3.78%
Expected return on plans assets	5.25%	6.99%	5.50%	8.63%

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

The Group uses a December 31 measurement date for its pension and other post-retirement benefit plans.

The following additional information as required in accordance with SFAS 132R, Employers Disclosure about Pensions and Other Postretirement Benefits Revised, which was issued in December 2003, relates to the Group’s domestic plans only. The additional information disclosed regarding the assets, obligations, cash flows and net periodic benefit costs of the Group’s domestic pension plans will be disclosed for the Group’s foreign plans in 2004 in accordance with the provisions of SFAS 132R.

The accumulated benefit obligation for the domestic plans was EUR 299 million and EUR 296 million as of December 31, 2003 and 2002, respectively.

The Group expects to make contributions of EUR 18 million to its domestic pension plans in 2004.

Domestic Plan Assets

The Group’s pension plan weighted average asset allocation at December 31, 2003, and 2002, by asset category are as follows:

	Percentage of Plan Assets at December 31,
	2003	2002
Assets Category:
Debt securities	89%	88%
Bonds	4%	5%
Real estate	6%	6%
Equity securities	1%	1%
Total	100%	100%

The objective of the investment activities is an appropriate investment return within an accepted risk level taking into consideration a sufficient diversification of investments. The long-term investment return of all assets is taken into account when assessing investment profitability. The long run target is to keep asset allocation at the current level in each asset category.

The assumption for weighted average expected return on plan assets is based on the target asset allocation at the beginning of the year. Almost 90% of assets are re-borrowed by the Group. The borrowing rate is fixed to the Finnish statutory employment pension scheme (TEL) interest rate, which was 4% in 2003. This rate fluctuates during year, but in the long run the expected return on plan assets is considered to be at least 5.25%, which is the discount rate.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Termination of Pension Plans

The Group is in the process of terminating most of its defined benefit plans in the United States related to its Blandin operations. During 2003 the appropriate government approvals were obtained for the termination of the Blandin Hourly Plan and significantly all of the assets in that plan were distributed in late 2003. On this basis settlement accounting was applied for the Blandin Hourly Plan and consequently the acceleration of the unrecognized losses. The Blandin Salaried Plan is still in the process of being terminated. The assets have not yet been distributed pending receipt of appropriate government approval. The termination process for the Blandin Salaried Plan is expected to be completed in 2004. The Blandin Hourly and Salaried Plans include the following elements:

	Year ended December 31,
	2003	2002
	(€ in millions)
Funded Status at end of year
Projected benefit obligation	(38)	(111)
Accumulated benefit obligation	(38)	(111)
Fair Value of plan assets	36	93

(Unfunded) Funded Status	(2)	(18)

Amounts recognized in the consolidated balance sheet
(Unfunded) Funded Status	(2)	(18)
Unrecognized net loss	23	48
Pre-paid benefit cost	21	30
Additional minimum liability	(23)	(48)

Net amount recognized	(2)	(18)

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

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Under U.S. GAAP, at the inception of the transaction, the Group documents the relationship between each hedging instrument and each hedged item, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as hedges to specific assets and liabilities or to specific firm commitments or forecast transactions. The Group also documents its assessment, both at the hedge inception and on an ongoing basis, as to whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Under U.S. GAAP, the Group has designated certain of its interest rate swaps as qualifying fair-value hedge instruments, and accordingly has recorded changes in the fair value of these swaps and the related items being hedged from the attributable interest rate risk in the profit and loss account. Hedge effectiveness for these interest rate swaps has been assessed on a regular basis, with any ineffective portions of these hedges being recognized in earnings.

Beginning from February 2003, under U.S. GAAP, the Group has also designated certain of its forward foreign exchange contracts as qualifying cash-flow hedging instruments and accordingly recorded changes in the fair value of those qualifying derivatives that are highly effective both prospectively and retrospectively in equity (spot rate difference). Amounts deferred in equity are transferred to the income statement and classified as revenue or an expense in the same period during which the hedged firm commitment or forecasted transaction affects the income statement (for example, when the forecasted external sale to the Group takes place).

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

(i)    Share-based compensation

On March 25, 1998, the shareholders approved the issuance of 6,000,000 stock options conferring a right to subscribe an aggregate of 6,000,000 shares of the Company to key personnel worldwide as part of the employee incentive program. The stock options comprised three classes with 2,000,000 in each class. Class A stock options are exercisable during the period commencing April 1, 2001 through April 30, 2005 based on an initial exercise price of €15.47 per share, class B stock options during the period commencing April 1, 2003 through April 30, 2005 based on an initial exercise price of €18.00 per share. The exercise price for all stock options is being reduced by the amount of dividends distributed after May 1, 1998 and before the date of the share subscription. Starting in April 2001 and April 2003, respectively, Class A and B stock options have been quoted and traded on the Helsinki Exchanges.

On March 19, 2002, the shareholders approved an additional issuance of 7,600,000 stock options conferring a right to subscribe an aggregate of 7,600,000 shares of the Company for the key personnel. The new stock options comprise two classes with 3,800,000 in each class. Class D stock options are exercisable during the period commencing April 1, 2004 through April 30, 2007 based on an initial exercise price of €21.95 per share. Class E stock options are exercisable during the period commencing April 1, 2005 through April 30, 2008 based on an initial exercise price of €14.27 and was based on the trade-weighted average price of UPM-Kymmene Corporation’s share quoted on the Helsinki Exchanges during the period from April 15, 2003 through May 15, 2003 plus an increment of 10 percent. The exercise price for these stock options is being reduced by the amount of confirmed dividend on the record date of dividend distribution and before the date of the share subscription.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Following the 2003 bonus share issue, each option entitles its holder to subscribe two UPM-Kymmene Corporation’s shares instead of one. In addition, the initial exercise prices have been adjusted to reflect the effect of the bonus issue.

Stock option activity is as follows:

	Stock options	Weighted average Exercise Price	Weighted Average Remaining Contractual Life
	(number)	(€)	(months)
Balance on January 1, 2000	3,855,000	16.73	64

Cancelled	(130,000)	15.79

Balance on December 31, 2000	3,725,000	15.09	52

Granted	155,000	15.14
Cancelled	(10,000)	15.22

Balance on December 31, 2001(1)	3,870,000	14.38	40

Granted	3,738,500	21.95
Cancelled	(26,500)	14.87

Balance on December 31, 2002(1)	7,582,000	18.46	40

Granted	3,591,000	14.40
Cancelled	(101,300)	21.20

Balance on December 31, 2003	11,071,700	16.55	36

(1)	As of December 31, 2003, 1,036,000 stock options with a weighted average exercise price of €12.74 had been traded on the Helsinki Exchanges (2002: 907,400, weighted average exercise price of €12.74) and remained unexercised.

Under Finnish GAAP, the Group does not recognize compensation expense for the stock options granted. Under U.S. GAAP, compensation expense associated with the stock options granted, in consideration for employee services received, is recognized based on the difference between the quoted market price of the company’s shares at the end of each reporting period and the current exercise price of each stock option, until the earlier of the exercise date and the date of sale on the Helsinki Exchanges if applicable. Changes in the quoted market price are reflected as an adjustment to deferred compensation and compensation expense in the periods in which the changes occur until the final exercise price is known. Following the recognition provisions of Accounting Principles Board Opinion No. 25: Accounting for Stock Issued to Employees, compensation cost recognized under U.S. GAAP was €3 million and €5 million for the years ended December 31, 2003 and 2001, respectively, and compensation income €8 million for 2002.

During 2003, 2002 and 2001, if the Group had determined compensation expense based on the fair value at the grant date for its share stock options under FAS 123, the Group’s earnings would have been increased or decreased to the pro forma amount indicated below (inclusive of tax effects):

	2003	2002	2001
	(€ in millions, except per-share data)
Net income
As reported	398	628	880
Pro forma	367	593	882
Earnings per share
As reported:
Basic	0.76	1.21	1.77
Diluted	0.76	1.20	1.75
Pro forma:
Basic	0.82	1.24	1.78
Diluted	0.82	1.23	1.76

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For this purpose, the fair value of the stock options granted is estimated on the date of grant using the Black-Scholes option-pricing model using the minimum value method with the following weighted-average assumptions:

	2003	2002
Risk Free interest rate	2.31%	4.59%
Expected dividend yield	4%	4%
Expected volatility	33%	37%
Assumed forfeiture	None	None
Expected life (years)	3	4
Weighted average fair value of stock options granted, each (€)	2.48	6.98

(j)    Restructuring cost

Under Finnish GAAP, the estimated costs of employee termination and other restructuring costs to existing activities are accrued based on management’s estimates at year end. Under U.S. GAAP, these costs are recorded in the period the benefits are communicated to the employees and if prior to the date of the financial statements management having the appropriate level of authority approves and commits the Group to the plan among other conditions. If the costs do not meet these criteria, the accruals under Finnish GAAP are reversed for U.S. GAAP purposes and expensed as incurred. Starting in 2003, under U.S. GAAP, liabilities for costs associated with exit or disposal activities are recognized when incurred and reasonably estimable.

(k)    Other

Other adjustments required when considering the significant differences between Finnish GAAP and U.S. GAAP include:

Tangible assets

In connection with the closure of two paper machines in the Blandin paper mill in the United States in 2002 (see note 23.II.d), under Finnish GAAP the Group recorded an impairment charge of €79 million, which included €8 million for a pulping-related asset. Under U.S. GAAP, SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets (FAS 144), requires a two-step impairment test be performed for a group of assets that have the lowest identifiable set of cash flows. No impairment charge has resulted from the application of the FAS 144 recoverability tests to the pulping-related asset, and, therefore, no impairment should be recognized for U.S. GAAP purposes.

Forest assets

Under Finnish GAAP, forest assets are stated at historical acquisition cost plus allowable revaluations. As of December 31, 2003 and 2002, the cost of forest assets included €547 million and €548 million, respectively, of revaluations made in previous years. Reforestation and other costs necessary to sustain, develop and grow the forests are expensed as incurred.

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

Under U.S. GAAP, capitalized reforestation costs were €15 million, €15 million and €13 million and depletion of forest assets was €9 million, €9 million and €10 million during the years ended December 31, 2003, 2002 and 2001, respectively.

Associated companies

In accordance with the equity method of accounting under Finnish GAAP and U.S. GAAP, the Group records its relative share of profits and losses reported by the associated companies. Accordingly, this adjustment includes the Group’s proportionate share of Finnish GAAP to U.S. GAAP adjustments to the net income of associated companies.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(l)    Deferred taxes

Under Finnish GAAP, the Group records deferred taxes on a full liability basis. Deferred taxes have not been provided on unremitted earnings of associated companies and certain purchase accounting differences.

Under U.S. GAAP, deferred tax assets and liabilities are recognized for all differences between the accounting and tax basis of assets and liabilities except for unremitted earnings of subsidiaries (see note 23.II.n).

The net deferred tax liability under U.S. GAAP is reconciled as follows:

	As of December 31,
	2003	2002
	(€ in millions)
Net deferred tax liability under Finnish GAAP	644	645
Deferred taxes on unremitted earnings and certain purchase accounting differences	163	187
Deferred tax liabilities arising from historical business combinations (refer to paragraph (a) above)	716	771
Deferred tax effect of other U.S. GAAP adjustments	(324)	(268)

Net deferred tax liability provided in accordance with U.S. GAAP	1,199	1,335

(m)    Earnings per share

In accordance with U.S. GAAP, basic EPS is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the year. The computation of diluted EPS is similar to basic EPS, except that it assumes the potentially dilutive securities, such as convertible bonds, were converted to shares as of the beginning of the year. The EPS calculations for 2002 and 2001 have been restated to reflect the bonus issue as if it had occurred as of the beginning of each period presented (see note 23.II.a). EPS has been calculated on a U.S. GAAP basis for the years ended December 31, 2003, 2002 and 2001 as follows:

	Year ended December 31,
	2003	2002	2001
	(€ in millions, except per share data)
Numerator for basic EPS—income available to common shareholders	398	628	880
Effect of dilutive securities:
Convertible bond loan	—	2	3
Numerator for diluted EPS—income available to common shareholders after assumed conversions	398	630	883
Denominator for basic EPS—weighted average shares (thousands)	523,130	518,935	495,784
Effect of dilutive securities (thousands):
Convertible bond loan	449	4,980	6,916
Share stock options	675	1,867	1,284
Denominator for diluted EPS—adjusted weighted average shares and assumed conversions (thousands)	524,254	525,782	503,984
EPS:
Basic	0.76	1.21	1.77
Diluted	0.76	1.20	1.75

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(n)    Consolidated statement of comprehensive income

Comprehensive income measured in accordance with U.S. GAAP for the years ended December 31, 2003, 2002 and 2001 is as follows:

	Year ended December 31,
	2003	2002	2001
	(€ in millions)
Net income in accordance with U.S. GAAP	398	628	880
Other comprehensive income
—Unrealized holding gains (net of income taxes of €38 million in 2003, €86 million in 2002, €218 million in 2001)	(97)	(211)	(532)
—Unrealized cash flow hedges (net of income taxes of €(10) million in 2003, €0 million in 2002, €0 million in 2001)	26	—	—
—Foreign currency translation adjustments	(124)	(181)	46
—Additional minimum pension liability (net of income taxes of €4 million in 2003, €24 million in 2002, €7 million in 2001)	(17)	(35)	(12)

Comprehensive income in accordance with U.S. GAAP	186	201	382

Accumulated other comprehensive income
—Unrealized holding gains (net of income taxes of €0 million in 2003, €(38) in 2002, €(124) in 2001)	—	97	308
—Unrealized cash flow hedges (net of income taxes of €(10) million in 2003, €0 million in 2002, €0 million in 2001)	26	—	—
—Foreign currency translation adjustments	(202)	(78)	103
—Additional minimum pension liability (net of income taxes of €37 million in 2003, €33 million in 2002, €9 million in 2001)	(67)	(50)	(15)

	(243)	(31)	396

(o)    Classification differences

Consolidated profit and loss account

In accordance with Finnish GAAP, the Group classifies the share of results in associated companies connected with the Group’s core business operations and capital gains on disposal of non-current assets as a component of operating profit. Under U.S. GAAP, these items would be classified as a component of other income (expense).

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

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aggregate foreign exchange gains (losses) included in the profit and loss account are as follows for the years ended December 31, 2003, 2002 and 2001:

	Year ended December 31,
	2003	2002	2001
	(€ in millions)
Classification under Finnish GAAP:
Turnover	86	(27)	13
Costs and expenses	(1)	1	(1)
Financial income and expenses	(28)	2	(5)

	57	(24)	7
U.S. GAAP adjustment for foreign currency derivative financial instruments (refer to paragraph (h) above)	41	37	(42)

Classification under U.S. GAAP:
Other income (expense), net	98	13	(35)

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

Under Finnish GAAP, the Group classifies the cost of certain items, including goodwill, software (and advance payments on software) and significant asset renewals and betterments as intangible assets. Goodwill and software costs would be classified as other non-current assets and significant asset renewals and betterments would be classified as property, plant and equipment in accordance with U.S. GAAP.

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

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following provides the reconciliation of net cash provided from operating activities under the indirect method:

	Year ended December 31,
	2003	2002	2001
	(€ in millions)
Profit for the financial period	368	550	955
Adjustments to reconcile net income to net cash provided by operating activities:
Share of results of associated companies	(25)	(60)	(82)
Depreciation	926	1,018	744
Foreign exchange loss	(108)	53	46
Net profit on sale of non-current assets, net of direct taxes paid	(165)	(32)	(251)
Provisions	(14)	31	26
Deferred income taxes	8	(30)	(17)
Other	152	43	128
Changes in operating assets and liabilities, net of effects of businesses acquired or sold
Stocks	26	(23)	26
Short-term receivables	55	78	85
Short-term liabilities	41	(199)	(15)

Net cash provided by operating activities	1,264	1,429	1,645

As specified in note (c) to the consolidated cash flow statement, the Group allocates income taxes paid to significant investing and financing activities, namely the sale of non-current assets. Such allocation is not permitted under U.S. GAAP.

Under Finnish GAAP, the amount paid net of direct taxes related to the termination of the MACtac agreement is classified as investing activities. In accordance with U.S. GAAP, such amount would be classified as operating activities.

II.    Additional disclosures

The following disclosures are included to comply with the United States Securities and Exchange Commission’s regulations for foreign registrants. As indicated, certain disclosures are presented on a Finnish GAAP measurement basis.

(a)    Consolidated statement of changes in shareholders’ equity

The number of the Company’s shares in issue rose in January-February 2003 by 1,673,490 to 261,789,465 and the share capital by €2,844,933.00 to €445,042,090.50 as a result of the conversion of the subordinated convertible bond loan.

The Company’s Annual General Meeting held on March 19, 2003 decided to increase the company’s share capital to €890,084,181.00 through a €445,042,090.50 bonus issue. One new share was issued for each existing share held at March 24, 2003, the record date.

As of December 31, 2003 and 2002, the number of shares issued was 523,578,930 and 520,231,950 (both of which none were held in treasury), respectively. As of December 31, 2003, if all 23,200,000 shares attached to the share options distributed to the Group’s key personnel are also subscribed, the number of shares will rise to 546,778,930.

The articles of association were amended in connection with the bonus issue. Under the articles of association, the Company’s issued share capital may not be less than €750 million and not more than €3,000 million. The issued share capital may be increased or reduced between these limits without amendment to the articles of association.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Finnish law prohibits the Company from distributing the portion of retained earnings represented by untaxed reserves and differences in accumulated depreciation between the Company’s financial statements and tax books. This amount is disclosed in note 17.

(b)    Acquisitions

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

At November 30
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

The €940 million of goodwill was assigned to the magazines and newsprint segments in the amounts of €410 and €530, respectively. In connection with the acquisition, new tax basis was determined for acquired net assets located in Germany. As a result, a portion of the total goodwill may be deductible for tax purposes. However, given the uncertainty of the outcome, a valuation allowance of €377 million was recorded in the purchase accounting. The Group will make any necessary adjustments when the uncertainty is resolved.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Rexam acquisition in February, 2001

On February 28, 2001 the Group completed the acquisition of 100 percent of the shares of Rexam Release B.V. and Rexam Release Inc. (collectively “Rexam”) for a purchase price of U.S.$123 million. Rexam is involved in the manufacture of siliconized release materials for hygiene, labelling and technical applications. Rexam has three production plants located in the Netherlands and United States.

The Rexam acquisition has been accounted for as a purchase under both Finnish GAAP and U.S. GAAP and accordingly, the results of its operations from March 1, 2001 are included in the Group’s consolidated financial statements.

Pro forma financial data

The following unaudited pro forma financial data for 2001 presents certain profit and loss amounts for the Group as if the acquisitions of Haindl and Rexam had occurred at the beginning of each financial period. The unaudited pro forma financial data has been prepared in accordance with Finnish GAAP, and includes certain adjustments to reflect the assumed change in acquisition dates. The unaudited pro forma financial data does not include any adjustments for synergies resulting from these acquisitions, and does not purport to be indicative of the results of operations which would have occurred had the acquisitions actually occurred on the dates indicated, or which may result in future periods.

	Year ended December 31,
	2003	2002	2001(1)
		(unaudited)
	(€ in millions)
Turnover	9,948	10,475	11,052
Net profit	368	550	1,005
Basic earning per share	0.70	1.06	1.94
Diluted earnings per share	0.70	1.05	1.91

(1)	The data in this column has been calculated as if the acquisitions of Haindl and Rexam had occurred on January 1, 2001.

(c)    Goodwill and Other Intangible Assets

In June 2001, the Financial Accounting Standards Board issued FAS 142. This statement addresses financial accounting and reporting for goodwill and other intangible assets. The Group adopted FAS 142 prospectively as of January 1, 2002. Under this standard, goodwill and other intangible assets that are deemed to have an indefinite life are no longer amortized. Separate intangible assets with finite lives continue to be amortized over their useful lives. Indefinite-lived assets are tested for impairment on an annual basis by applying a fair-value-based test. Goodwill is tested for impairment on an annual basis based on a two-step test. The first step requires a comparison of the fair value of each of the Group’s reporting units and the carrying amounts of net assets including goodwill related to each reporting unit. If the carrying amount exceeds a unit’s fair value, the second step of the impairment test is performed to measure the amount of impairment loss, if any. As of January 1, 2002, the Group performed the transitional impairment test under FAS 142 and compared the carrying amount for each reporting unit to its fair value, which was determined based on discounted cash flows. Upon completion of the transitional test, the Group determined that there was no impairment of goodwill as of January 1, 2002. The Group also completed the annual impairment test required by FAS 142 as of September 30, 2003 and 2002, which also resulted in no impairment charges.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The changes in the carrying amount of goodwill for the year ended December 31, 2003 and 2002 measured on a U.S. GAAP basis and allocated by reportable segment, are as follows:

	Magazine Paper	Newsprint	Fine & Speciality paper	Converting materials	Wood Products	Other Operations	Total
	(€ in millions)
Balance as of January 1, 2002	1,118	522	164	86	27	7	1,924
Acquisitions	6	7	—	—	4	—	17
Translation adjustments	(90)	—	(18)	(9)	—	—	(117)
Disposals	—	—	—	—	—	(1)	(1)
Balance as of December 31, 2002	1,034	529	146	77	31	6	1,823
Balance as of January 1, 2003	1,034	529	146	77	31	6	1,823
Acquisition	5	6	—	—	13	1	25
Translation adjustments	(36)	—	(16)	(6)	—	—	(58)
Disposals	—	—	—	—	(1)	—	(1)
Balance as of December 31, 2003	1,003	535	130	71	43	7	1,789

The following disclosure relates to the Group’s other intangibles and has been prepared on a U.S. GAAP measurement basis:

	As of December 31, 2003		As of December 31, 2002
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(€ in millions)
Subject to amortization:
Customer relationships	118	22	118	11
Technology	112	42	112	22
Patents	47	9	40	7
Software	182	112	159	99
Intangible rights	207	121	203	113

Total	666	306	632	252

Not subject to amortization:
Rights to use water	168		168

Total	834		800

Amortization Expense:
For year ended December 31, 2003	68

Estimated Amortization Expense:
For year ended December 31, 2004	68
For year ended December 31, 2005	63
For year ended December 31, 2006	58
For year ended December 31, 2007	44
For year ended December 31, 2008	24

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

Under Finnish GAAP, the Group recorded a pre-tax charge of €128 million as a result of the closures and reassessments of useful lives. This charge includes impairment of assets of €79 million. In addition, the Group

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

recorded an accrual of €20 million for involuntary termination of approximately 300 employees and other closing-related costs, as well as €20 million related to the settlement of Blandin’s pension and post-retirement healthcare plans. The remaining balance relates to effect of the change in the useful lives of the paper machines, which was recorded under Finnish GAAP as an adjustment.

Under U.S. GAAP, the Group recorded a pre-tax charge of €76 million as a result of the restructuring initiatives. This charge includes impairment of assets of €71 million, as well as a pension-related expense of €5 million. The difference between U.S. and Finnish GAAP relate to different criteria for recognition of employee termination benefits and other costs to exit activities (see note 23.I.k), defined benefit pension accounting for plan settlement (see note 23.I.g), long-lived asset impairment methodology and accounting for change in useful life estimates (see note 23.I.l).

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

Rosenlew

In August 2003, the Group sold its Rosenlew flexible intermediate bulk container operations to management and an international group of investors, of which the largest shareholder is 3i Group plc. Rosenlew’s production plants are located in Belgium, Finland, France, Portugal and in the U.S. Rosenlew was previously reported in the Other Operations reportable segment. Under Finnish GAAP, the results from operations and sale of Rosenlew have been classified as part of income from continuing operations. Under U.S. GAAP Rosenlew should be classified as a discontinued operation in the statements of income. Net income and earnings per share under U.S. GAAP for prior years have been restated to reflect Rosenlew as a discontinued operation. The revenues associated with the discontinued operations were €18 million, €40 million and €42 million for the years ended December 31, 2003, 2002 and 2001, respectively. The pretax income associated with the discontinued operations were €1 million, €1 million and €(6) million for the years ended 2003, 2002 and 2001, respectively. The loss on disposal net of tax associated with the discontinued operations was €4 million for the year ended December 31, 2003.

Walki Films

In October 2002, the Group sold its Walki Films packaging films business to Bemis Company Inc. The Walki Films business comprised the manufacturing of vacuum and modified atmosphere plastic films with operations in Finland and France. Walki Films was previously reported in Converting Materials reportable segment. Under Finnish GAAP, the results from operations and sale of Walki Films have been classified as part of income from continuing operations. Under U.S. GAAP Walki Films should be classified as a discontinued operation in the statements of income. Net income and earnings per share under U.S. GAAP for prior years have been restated to reflect Walki Films as a discontinued operation. The revenues associated with the discontinued operations were €105 million and €123 million for the years ended December 31, 2002 and 2001, respectively. The pretax income associated with the discontinued operations were €5 million and €5 million for each of the years ended December 31, 2002 and 2001, respectively. The gain on disposal, net of tax associated with the discontinued operations, was €9 million for the year ended December 31, 2002.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The assets and liabilities associated with the discontinued operations included on the consolidated balance sheets at December 31, 2002 are as follows:

December 31, 2002
(€ in millions)
ASSETS
Cash and bank	2
Accounts receivable	8
Loan receivables	1
Other receivables	4
Inventory	4
Tangible assets	3

Total assets	22

LIABILITIES
Accounts payable	5
Accruals and debt	2
Other current liabilities	3

Total liabilities	10

(f)    Income taxes

The Group’s profit before income taxes and minority interest under Finnish GAAP for the years ended December 31, 2003, 2002 and 2001 consists of the following:

	Year ended December 31,
	2003	2002	2001
	(€ in millions)
Profit (loss) before income taxes and minority interest
Domestic	578	811	1,207
Foreign	(19)	(22)	126

	559	789	1,333

The Group’s income tax expense under Finnish GAAP for the years ended December 31, 2003, 2002 and 2001 consists of the following:

	Year ended December 31,
	2003	2002	2001
	(€ in millions)
Current:
Domestic	166	206	337
Foreign	20	65	58
	186	271	395
Deferred:
Domestic	(13)	5	3
Foreign	20	(35)	(20)

	7	(30)	(17)

Total provision for income taxes	193	241	378

Current income tax expense is stated after the benefit arising from the utilization of loss carry-forwards amounting to €21 million, €29 million and €40 million in 2003, 2002 and 2001, respectively.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Estimated net operating loss carry-forwards amounted to €635 million (of which €193 million were attributable to the French subsidiaries) as of December 31, 2003 and €400 million (of which €237 million were attributable to the French subsidiaries) as of December 31, 2002, respectively. The net operating loss carry-forwards in France do not expire. The remaining net operating loss carry-forwards expire at various dates and in varying amounts.

A reconciliation of the computed tax at the Finnish statutory tax rate and the income tax expense recognized in accordance with Finnish GAAP for the years ended December 31, 2003, 2002 and 2001 is as follows:

	Year ended December 31,
	2003	2002	2001
	(€ in millions)
Computed tax at Finnish statutory rate of 29%	162	229	387
Difference between Finnish and foreign rates	(11)	(8)	—
Non-deductible purchase price difference	50	54	24
Change in tax rates	7	(2)	(5)
Adjustment to valuation allowance	—	(17)	(23)
Tax losses with no tax benefit	14	7	27
Results of associated companies	(7)	(18)	(23)
Other	(22)	(4)	(9)

Income tax expense	193	241	378

The tax effects of the temporary differences and carry-forwards that give rise to significant portions of the Group’s deferred tax liabilities and assets under Finnish GAAP as of December 31, 2003 and 2002 are as follows:

	Year ended December 31,
	2003	2002
	(€ in millions)
Deferred tax liabilities—non-current:
Tax over book depreciation	(909)	(868)
Revaluation of assets	(214)	(214)
Other temporary differences	(5)	(6)

Total deferred tax liabilities—non-current	(1,128)	(1,088)

Deferred tax assets—current	143	144
Deferred tax assets—non-current:
Net operating loss carry-forwards	203	100
New tax basis of acquired assets	498	553
Other temporary differences	70	76

Total deferred tax assets—non-current	771	729

Valuation allowance	(430)	(430)

Net deferred income tax liability	644	(645)

The Group has recorded a valuation allowance to reflect the estimated amount of deferred tax assets, principally due to the uncertainty associated with the tax authorities’ acceptance of the tax basis in Germany.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(g)    Associated companies

The following table sets forth summarized unaudited financial information of Oy Metsä-Botnia Ab and Pohjolan Voima Oy on an aggregate basis:

	2003	2002
	(€ in millions)
Balance sheet data (as of December 31)
Current assets	805	788
Non-current assets	3,071	3,117
Current liabilities	416	375
Non-current liabilities	1,428	1,486
Minority interests	207	179
Profit and loss statement data (for the year ended December 31)
Net sales	1,667	1,704
Operating income	64	188
Net income	30	106

Dividends received from associated companies were €52 million, €46 million and €85 million for the years ended December 31, 2003, 2002 and 2001, respectively.

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

In December 2003, the Group announced it would reserve approximately 29 percent of the capacity of the new nuclear plant being built by PVO.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(h)    Leases

The Group leases certain tangible assets, including buildings, machinery and equipment, under long-term arrangements. As of December 31, 2003, the approximate future minimum lease payments under noncancelable leases that have initial or remaining noncancelable lease terms in excess of one year are as follows under Finnish GAAP:

	Operating(1)	Capital
	(€ in millions)
Year ending December 31:
2004	44	41
2005	39	22
2006	35	3
2007	26	3
2008	23	3
Thereafter	39	21

Total minimum lease payments	206	93

Less amount representing interest		(10)

Present value of net minimum lease payments		83
Less current maturities		(37)

Long-term obligation		46

(1)	Operating leases include the sale and leaseback of certain non-current assets which are accounted for as financing arrangements under U.S. GAAP as discussed in paragraph (I)(d).

Certain leases contain escalation clauses, renewal options, and/or purchase options. Rental expense under operating leases in accordance with Finnish GAAP amounted to €108 million, €103 million and €88 million during the years ended December 31, 2003, 2002 and 2001, respectively.

Under Finnish GAAP, amounts related to the capital lease of machinery and equipment included in tangible assets were €264 million and €283 million as of December 31, 2003 and 2002, respectively. Accumulated amortization with respect to these leased assets was €183 million and €182 million as of December 31, 2003 and 2002, respectively. Depreciation is calculated on a straight-line basis so as to write off the cost of the capitalized leased asset in accordance with the Group’s normal depreciation policy for tangible assets.

(i)    Loans

Under Finnish GAAP, interest-bearing liabilities are recognized at their nominal amount and the transaction costs are expensed to income statement as incurred or deferred to the balance sheet and amortized on a straight line basis to the income statement over the maturity of the liability.

Under U.S. GAAP, interest-bearing liabilities are recognized initially at the amount of proceeds received, net of transaction costs incurred. In subsequent periods, interest-bearing liabilities are stated at amortized cost using the effective yield method; any difference between proceeds (net of transaction costs) and the redemption value is recognized on the income statement over the period of the interest-bearing liabilities.

In addition, under U.S. GAAP, most long-term interest-bearing liabilities are designated as hedged items in a fair value hedge relationship. Fair value variations resulting from the hedged interest rate risk are recorded to adjust the carrying amount of the hedged item and reported on the income statement.

The Group has issued the majority of its fixed rate bond loans under the Medium term note programme of €4.0 billion. The maturities, currencies and interest rates are disclosed in the note 19 to the financial statements under the “Bonds” caption.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The subordinated convertible bond issue was launched on February 25, 1994 in the amount of €161 million. The bonds had a maturity of 10 years and carried a coupon of 6.5 percent. The Company had the right to terminate the issue from March 25, 1998 onwards and to repay the loan, with accrued interest, in full. Bondholders had the right to convert their bonds during the period April 1, 1994 to March 25, 2004, and each €1,682 bond entitled the holder to subscribe to 78 shares of the Company, before the bonus issue adjustment in 2003. The calculated conversion share price was €21.56 and the maximum potential increase in the share capital due to conversion of the bonds was €12.7 million (7,488,000 shares). As of December 31, 2002, a total of 5,646,264 shares had been subscribed through conversion under the issue, of which 1,398,150 shares were subscribed during 2002.

In December 2002, the Company decided to exercise its right, under the terms and conditions of the issue, to redeem all unconverted bonds with a value of €40 million. By the redemption, February 28, 2003 the total number of conversions during the years 1994 to 2003 was €157,832,624.79 and the number of shares converted 7,319,754 corresponding to 14,639,508 shares after the bonus issue. The remaining amount of the bonds (€3,627,815.16) was redeemed on the redemption date. According to the terms of the bonds, holders of new shares subscribed under the issue in 2003 are entitled to receive dividends for the first time for the 2003 financial period.

Loans from financial institutions consist of international bank borrowings with varying maturities and either fixed or floating interest rates. The loans from financial institutions are primarily arranged by the Group’s central treasury function with commercial banks and are denominated in various currencies, including euro and U.S. dollars. As of December 31, 2003, the interest rates of the long-term loans range from 2.1 to 5.7 percent and the loans mature at various dates and in various amounts through 2013.

Pension loans, as permitted in Finland, consist mainly of borrowings from pension insurance companies of a portion of amounts contributed for pensions during the year at specified interest rates. Principal payments on such loans are payable over 10 years. The Group may elect to borrow up to 40 percent of the total pension premiums for the year. As of December 31, 2003, the interest rates on such pension loans are regulated by the Finnish government and range from 3.25 to 5.5 percent with a weighted average of 4.2 percent.

The Group’s committed credit facilities (both used and unused), amounting to €3.6 billion, are intended for working capital requirements and general corporate purposes as well as for a back-up of the commercial paper programs. Commitment fees of the committed facilities vary from 0.17 to 0.3 percent per annum.

The Group’s loans were collateralized by mortgages totaling €178 million.

The following presents the carrying amounts and estimated fair values under Finnish GAAP of the Group’s long-term loans (including the current portion) as of December 31, 2003 and 2002:

	December 31, 2003		December 31, 2002
	Book Value	Fair Value	Book Value	Fair Value
	(€ in millions)
Bond loans	2,816	2,950	2,860	3,099
Convertible bond loans	—	—	40	40
Loans from financial institutions	720	687	1,388	1,313
Pension loans	654	671	730	716

(j)    Fair value of financial instruments

Fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation or sale.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The carrying amounts of cash in hand and at bank, current receivables and current liabilities approximates fair value because of the short maturity of these instruments. Estimates of fair value for other of the Group’s financial instruments have been made using the following methods and assumptions:

Other shares and holdings

The book value and fair value of other shares and holdings with a readily determinable market value are disclosed in paragraph (I)(f). The fair values were determined based on quoted market prices. For other shares and holdings for which there is not a readily determinable market value, the book value and estimated fair value is €167 million and €264 million, respectively, as of both December 31, 2003 and 2002.

Long-term loans

Fair value disclosures of the Group’s long-term loans as of December 31, 2003 and 2002 are disclosed in paragraph (II)(i). Fair values of long-term loans have been estimated as follows:

•	The fair value of the quoted long term loans, including the current portion, is based on the quoted market value as of December 31.

•	The fair value of fixed rate and market-based floating rate long-term loans is estimated using the expected future payments discounted at market interest rates.

Derivative financial instruments

Fair value disclosures for the Group’s derivative financial instruments as of December 31, 2003 and 2002 are presented in Note 21 to the consolidated financial statements. Fair values of derivative financial instruments have been estimated as follows:

•	Interest forward rate agreements and futures contracts are fair valued based on quoted market rates as of December 31.

•	Forward foreign exchange contracts are fair valued based on the quoted market rates as of December 31.

•	Foreign currency options are fair valued based on quoted market rates as of December 31.

•	Interest and currency swap agreements are fair valued based on discounted cash flow analyses.

•	Commodity derivatives are fair valued based on quoted market rates as of December 31.

(k)    Segment information

In 2001, the Group reorganized its operating segments. Accordingly, the segment information for prior years has been restated to conform to the current operating structure. As a result, the Group’s operations are currently conducted in the following segments:

•	Paper Divisions:

•	Magazine Papers

•	Newsprint

•	Fine and Speciality Papers

•	Converting Division

•	Wood Products Division

•	Other Operations

The divisions integrated chemical pulp production into their financial reporting.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Converting Division.    This division produces self-adhesive labelstock, siliconised release materials and industrial wrappings.

Wood Products Division.    This division includes sawmilling, plywood manufacturing, joinery and the building supplies trade.

Other Operations.    This includes forest and energy resources in Finland, logistics operations and real estate units, as well as the new ventures business unit. It also includes the share of net earnings of associated companies (mainly the chemical pulp company Metsä-Botnia) and the central administrative functions for the Group. The turnover of Other Operations comprises only sales outside the Group.

The accounting policies of the segments are these same as those for the Group as described in “Accounting policies.” All inter-segment sales prices are market-based, and all inter-segment sales are eliminated in consolidation.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The tables below present information on segment results and capital expenditures for the years ended December 31, 2003, 2002 and 2001. Total assets are not reported by segment as the Group does not produce such information internally.

	Turnover from external customers			Turnover from other operating segments			Operating profit
	Year ended December 31,			Year ended December 31,			Year ended December 31,
	2003	2002	2001	2003	2002	2001	2003	2002	2001
	(€ in millions)
Magazine papers	3,210	3,472	3,413	110	105	136	153	225	598
Newsprint	1,271	1,377	1,054	24	4	3	54	162	211
Fine and speciality papers	2,000	2,138	2,137	278	311	225	241	359	336
Converting materials	1,331	1,497	1,440	43	44	40	43	70	46
Wood Products	1,464	1,408	1,385	88	81	78	29	37	27
Other Operations	672	583	489	—	—	—	264	209	396

Total, Group	9,948	10,475	9,918	543	545	482	784	1,062	1,614

	Depreciation, amortization and value adjustments			Share of results of associated companies			Capital expenditures(1)
	Year ended December 31,			Year ended December 31,			Year ended December 31,
	2003	2002	2001	2003	2002	2001	2003	2002	2001
	(€ in millions)
Magazine Papers	415	492	343	—	—	—	162	188	1,556
Newsprint	184	196	93	—	—	—	109	84	1,503
Fine and speciality papers	196	190	171	—	—	—	206	153	391
Converting materials	57	59	56	—	—	—	31	68	215
Wood Products	50	49	43	—	—	1	91	69	137
Other Operations	24	32	38	22	60	82	21	51	48

Total, Group	926	1,018	744	22	60	83	620	613	3,850

(1)	Amounts disclosed for capital expenditures include purchased businesses.

Turnover by geographic area for the years ended December 31, 2003, 2002 and 2001 is disclosed in Note 1 to the consolidated financial statements. Turnover is attributed to each country based on the destination of the sale.

Tangible asset information by geographic area as of December 31, 2003 and 2002 is as follows:

	As of December 31,
	2003	2002
	(€ in millions)
Finland	4,567	4,731
Germany	1,153	1,230
United Kingdom	412	407
France	310	346
Austria	250	273
Other European Union	69	71
Other European countries	77	38
U.S. and Canada	618	723
Rest of world	390	434

Total	7,846	8,253

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(l)    Related party transactions

The Group holds shares in an associated company which entitles it to receive chemical pulp from this company. The Group holds a 47 percent interest in Oy Metsä-Botnia Ab (“Metsä-Botnia”), a joint venture between M-real Oyj (“M-real”) (formerly Metsä-Serla Oyj), and Metsäliitto Group. M-real is a Finnish paper producer, and Metsäliitto Group is a co-operative organization of Finnish forest owners. Metsäliitto Group is also the controlling shareholder of M-real. Chemical pulp produced by Metsä-Botnia is sold to the Group and to M-real at the market price less certain transportation and other costs. In 2003, the Group’s chemical pulp entitlement with respect to the production of Metsä-Botnia was 1.1 million tons per year. Total purchases of chemical pulp from Metsä-Botnia amounted to €226 million, €265 million and €281 million in 2003, 2002 and 2001, respectively.

The Group obtains most of the energy for its production units in Finland through the Group’s owned and leased power plants, as well as through ownership in power companies which entitle it to receive electricity and heat from those companies. A significant volume of the Group’s electricity procurement comes from (i) Pohjolan Voima Oy, a Finnish power producer in which the Group holds a 41.97 per cent equity interest and (ii) Kemijoki Oy, a Finnish hydropower producer in which the Group holds a 4.13 per cent equity interest. Pohjolan Voima Oy is also a majority shareholder in Teollisuuden Voima Oy, one of Finland’s two nuclear power companies. Such purchases of electricity totaled €174 million, €140 million and €132 million in 2003, 2002 and 2001, respectively. In accordance with the power companies’ respective articles of association and related shareholder agreements, the prices paid by the Group to the power companies are based on production costs, which are generally lower than market prices. Internal sales are priced at the prevailing market price.

Approximately 10 to 15 percent of the Group’s research and development activities is conducted by Oy Keskuslaboratorio—Centralaboratorium Ab (the Finnish Pulp and Paper Research Institute or “FPPRI”), in which the Group is one of four corporate owners with a 38.65 percent interest. The ownership in FPPRI provides the Group with fundamental research information regarding the Group’s main raw materials, major manufacturing processes and key product attributes. In addition to joint research at FPPRI, the Group also utilizes the institute for contract research in connection with product and process development. These services are provided on an arm’s-length basis and upon terms that the Group believes to be customary within the industry and generally no less favorable than would be available from unrelated third parties. In addition, FPPRI provides the Group contract research services at cost.

The Group purchases logistics and transport services from certain associated companies, the most significant of which is Oy Transfennica Ab, in which the Group holds 27.14 percent interest. Oy Transfennica Ab is a Finnish shipping company engaged in the transport of cargo, primarily paper and other forest products, between Finland and the main European trading ports. Such purchases amounted to €19 million, €18 million and €18 million in 2003, 2002 and 2001, respectively. These purchases were made on an arm’s-length basis and upon terms that the Group believes to be customary within the industry and generally no less favorable than would be available from unrelated third parties.

The Group purchases raw materials from certain associated companies, the most significant of which is Paperinkeräys Oy, a Finnish company in which the Group has a 23 percent interest engaged in the procurement, processing and transport of recovered paper. Aggregate raw material purchases from associated companies amounted to €14 million, €14 million and €13 million in 2003, 2002 and 2001, respectively. Recovered paper is sold to the Group and other shareholders of Paperinkeräys Oy at a price which is determined using a contractual formula that takes into account the world market prices for recovered paper and the prices of other fiber raw materials, as well as costs relating to paper recovery. Haindl has a similar arrangement concerning recovered paper which is purchased from Austria Paper Recycling G.m.b.H., a company in Austria in which the Group owns a 33 percent equity interest. The aggregate recovered paper purchases in Austria amounted to €11 million in 2003.

The Group is entitled to borrow amounts from its pension funds. As of December 31, 2003 and 2002, the Group’s long-term borrowings from its pension funds were €167 and €159, respectively. Interest expense associated with such borrowings amounted to €5 million in 2003, €6 million in 2002 and €8 million in 2001.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(m)    Commitments and contingencies

The Group is a defendant or plaintiff in a number of legal proceedings incidental to its operations. These lawsuits primarily involve claims arising out of commercial law issues.

In August 2003, the Company received a grand jury subpoena in connection with the U.S. Department of Justice Antitrust Division’s investigation into the U.S. labelstock industry. The company is responding to the subpoena as required. As a result of the investigation, several class action suits have been brought against UPM-Kymmene Corporation, Raflatac Inc. and other labelstock producers in the United States.

Except for the proceedings described above and as disclosed in note 24, the Group has not been involved in any legal, administrative or arbitration proceedings which management would expect to have a material adverse effect on the financial condition or results of operations of the Group, nor, so far as management is aware, are any such legal, administrative or arbitration proceedings either pending or threatened.

In the normal course of business, UPM-Kymmene Corporation and certain of its subsidiaries enter into various agreements providing financial or performance assurance to third parties on behalf of those subsidiaries. These agreements are entered into primarily to support or enhance the creditworthiness otherwise achieved by a subsidiary on a stand-alone basis, thereby facilitating the availability of sufficient credit to accomplish the subsidiaries’ intended business purposes. The maximum amounts of future payments by UPM-Kymmene Corporation on behalf of its subsidiaries under these guarantees are disclosed in note 21 to the financial statements under the “Other guarantees on own commitments” caption.

The Group has also entered into various agreements to provide financial or performance assurance to third parties on behalf of certain affiliates and other third parties. These agreements are entered into primarily to support or enhance the creditworthiness otherwise achieved by these related parties and entities on a stand-alone basis. The Group has no collateral or other recourse provisions related to these guarantees. The maximum amounts of future payments by the Group on behalf of these parties under these guarantees are disclosed in note 21 to the financial statements under the Guarantees” caption.

In the normal course of business, certain subsidiaries of UPM-Kymmene Corporation mainly in Germany grant commercial guarantees to their customers to facilitate the customers to finance purchases of goods from the subsidiary. The Group has no collateral but these commercial guarantees are covered by the Group’s credit risk insurance. These guarantees mature within one year. The maximum potential amount of future payments under these guarantees amounted to €8 million and €31 million as at 31 December 2003 and 2002, respectively, and they are included in the amounts disclosed in note 21 to the financial statements under the “Other Commitments” caption.

(n)    Other accounting policies and disclosures

Principal activities

UPM-Kymmene is a global forest industry group engaged in the production of paper, with an emphasis on the manufacture and sale of printing and writing papers. The Group is significantly vertically integrated with operations that are organized through five divisions: Magazine Papers Division, Newsprint Division, Fine and Speciality Papers Division, Converting Division and Wood Products Division. The Group’s other operations include real estate, logistics, forest and energy.

The Group’s activities are centered on the European Union countries and North America, with production facilities in 16 countries.

Use of estimates

The preparation of financial statements under both Finnish GAAP and U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and the reported amounts of revenue and expenses in the reporting periods. Accounting estimates have been employed in these financial statements to determine reported amounts, including realizability of certain assets,

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

useful lives of tangible and intangible assets, income taxes and others. Actual results may differ from the estimates used in the financial statements.

Turnover (revenue) recognition

Turnover is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the sales price to the customer is fixed and determinable and collectibility is reasonably assured. Distribution costs are classified as costs and expenses in the consolidated profit and loss account.

Research and development

Total costs for research and development were €48 million, €46 million and €45 million in 2003, 2002 and 2001, respectively.

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

Receivables

Trade receivables are recorded net of the following allowances for doubtful accounts:

	Balance at Beginning of Year	Additions	Deductions	Balance at End of Year
	(€ in millions)
December 31, 2003	10	7	13	4
December 31, 2002	7	13	10	10
December 31, 2001	5	7	5	7

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Receivables from associated companies are recorded net of the following value adjustments:

	Balance at Beginning of Year	Additions	Deductions	Balance at End of Year
	(€ in millions)
December 31, 2003	5	—	3	2
December 31, 2002	44	—	39	5
December 31, 2001	51	—	7	44

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

Cash equivalents

For purposes of reporting cash flows, the Group considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. As of December 31, 2003 and 2002, time deposits, including certificates of deposit, included in cash in hand and at bank were €268 million and €280 million, respectively.

Dividends

Under the Finnish Companies Act, dividends are limited to the lesser of the Company’s and the Group’s distributable funds available at the end of the preceding financial year and are further subject to additional limitations.

Dividends per share approved by the shareholders and paid during 2003, 2002 and 2001 (in respect of the 2002, 2001 and 2000 financial years, respectively) amounted to €0.75, €0.75 and €0.75, respectively.

Other current liabilities

As of December 31, 2003 and 2002, €153 million and €257 million of commercial paper was included in other current liabilities, respectively.

Derivative financial instruments

As explained further in Note 21 to the consolidated financial statements, the Group uses derivative financial instruments for the purposes of hedging foreign currency exposures and managing interest rate risks which exist as part of its on-going international business operations. The Group’s financial policy is to use derivatives only for purposes of financial risk management, and leveraged transactions or structured securities.

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

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Guarantees

Guarantees, as disclosed in Note 21 to the consolidated financial statements, are made in the ordinary course of business on behalf of affiliated companies and others in certain limited circumstances. These guarantees are entered into with financial institutions and other credit grantors and generally obligate the Group to make payment in the event of a default by the borrower. The guarantees have off-balance sheet credit risk which represents the accounting loss that would be recognized at the reporting date if the guaranteed parties failed to perform completely as contracted. The credit risk amounts are equal to the contractual amounts, assuming that the amounts are fully advanced and that no amounts could be recovered from other parties.

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

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(o)    New accounting standards

In April 2003, the FASB issued SFAS 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (FAS 149). FAS 149 generally improves financial reporting for derivative instruments by requiring that contracts with comparable characteristics be accounted for similarly and by clarifying when a derivative contains a financing component that warrants special reporting in the statement of cash flows. The guidance in SFAS 149 was effective prospectively for contracts entered into or modified and for hedging relationships designated after June 30, 2003. The Group has evaluated the impact of this statement and does not expect it to have a material impact on the financial statements.

In May 2003, the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (FAS 150). The statement establishes standards on how to classify and measure certain financial instruments with characteristics of both liabilities and equity and requires additional disclosures regarding alternative ways of settling instruments and the capital structure of entities—all of whose shares are mandatory redeemable. The provisions of FAS 150 were effective for all financial instruments entered into or modified after May 31, 2003, and otherwise was effective the first interim period beginning after June 15, 2003. However, the guidance applying to mandatory redeemable noncontrolling interests has been deferred. The Group does not expect this statement to have a material impact on the financial statements.

In December 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46R, Consolidation of Variable Interest Entities Revised. FIN 46R modifies the scope exceptions provided in FASB Interpretation No. 46, Consolidation of Variable Interest Entities, (FIN 46). Entities would be required to replace FIN 46 provisions with FIN 46R provisions for all newly created post-January 31, 2003 entities as of the end of the first interim or annual reporting period ending after March 15, 2004. The provisions of FIN 46, or the early adoption of the provisions of FIN 46R, are effective at the end of the first interim or annual reporting period ending after December 15, 2003 for Special Purpose Entities (“SPEs”) created prior to February 1, 2003. For all non-SPEs created prior to February 1, 2003, entities will be required to adopt FIN 46R at the end of the first interim or annual reporting period ending after March 15, 2004. The Group is currently assessing the impact of FIN 46 on its financial position and results of operations.

In December 2003, the Staff of the Securities and Exchange Commission (SEC or the Staff) issued Staff Accounting Bulletin No. 104 (“SAB 104”), “Revenue Recognition,” which supercedes SAB 101, “Revenue Recognition in Financial Statements.” SAB 104’s primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, superceded as a result of the issuance of EITF 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” Additionally, SAB 104 rescinds the SEC’s Revenue Recognition in Financial Statements Frequently Asked Questions and Answers (the FAQ) issued with SAB 101 that had been codified in SEC Topic 13, Revenue Recognition. Selected portions of the FAQ have been incorporated into SAB 104. While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104. EITF 00-21 was effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Group has evaluated the impact of this statement and does not expect it to have a material impact on the financial statements.

(p)    Subsequent events

During the first quarter in 2004, the Company terminated its agreements concerning the sale of trade receivables to third parties (asset securitization), which increased the Company’s debt by €179 million.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

24.    Events (Unaudited) subsequent to the date of the Independent Auditor’s Report

On March 24, 2004, the General Meeting of shareholders resolved to authorize the Board of Directors to increase the share capital by issuing new shares or convertible bonds in one or more issues. The increase of the share capital through share issuance or subscription of shares pursuant to conversion of convertible bonds into shares may amount to an aggregate maximum of 104,715,000 shares and to maximum aggregate increase of the share capital of €178,015,500. In addition, the shareholders authorized purchases of the Company’s own shares in 2004 by a minimum of 100 and a maximum 26,178,900 shares.

On March 24, 2004, the shareholders approved the Board of Director’s proposal for a dividend of €0.75 per share. The dividend, totaling €393 million, was paid on April 5, 2004.

In May 2004, the Company received an EU Commission Statement of Objection concerning alleged antitrust activities in the market for plastic industrial sacks. UPM manufactured plastic industrial sacks until December 2000 when UPM sold the PE films and sacks business of UPM’s Converting Materials Division to the German company, Rheinische Kunststoffwerke GmbH. According to the Statement of Objection, the manufacturers of plastic industrial sacks have been involved in allocating markets and fixing prices. UPM will respond to the Statement of Objection as requested by the Commission.

UPM has directed the Company’s outside counsel to conduct an internal investigation of UPM’s and its subsidiaries’ compliance with competition laws in the United States and other jurisdictions where the companies conduct business. UPM decided to approach competition law authorities to disclose any conduct that has not comported with applicable competition laws. During 2004, UPM and its subsidiaries have been cooperating with competition law authorities in the European Union, Canada, and the United States. UPM has received conditional immunity from competition authorities in the European Commission, several European Union member states, and Canada with respect to certain conduct UPM disclosed to them. In the United States, the Antitrust Division of the U.S. Department of Justice is conducting criminal investigations into alleged anticompetitive conduct in the labelstock and magazine paper industries. UPM is cooperating full with the authorities and their ongoing investigations, and may yet be subject to additional investigations in other parts of the world.

In the aggregate, these matters may implicate or result in substantial adverse publicity, penalties, and damages. It is possible that any ultimate liability could be material to UPM’s financial position, results of operations, and cash flows. At this time, however, and in light of UPM’s cooperation with authorities, and due to the considerable uncertainties associated with these matters, it is currently not possible for UPM to estimate any potential liability. UPM will continue to consider the need to establish loss provisions in light of further developments.