Form 20-F
period 2004-12-31
UPM KYMMENE CORP
filed 2005-05-26
CIK 1089642

As filed with the Securities and Exchange Commission on May 26, 2005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

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

Number of ordinary shares outstanding on December 31, 2004: 524,320,252

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

TABLE OF CONTENTS

(continued)

INTRODUCTION

In this annual report, “UPM,” the “Company,” the “Group,” “we,” “us” and “our” refer to UPM-Kymmene Corporation or UPM-Kymmene Corporation and its consolidated subsidiaries, as the context may require. We are incorporated as a stock corporation organized under the laws of the Republic of Finland. UPM-Kymmene Corporation was created as a result of the merger of Kymmene Corporation (“Kymmene”) and Repola Ltd (“Repola”), which took legal effect on April 30, 1996. Prior to the merger, United Paper Mills Ltd had been a paper and forest products subsidiary of Repola.

FINANCIAL AND OTHER INFORMATION

We produce financial statements in accordance with International Financial Reporting Standards (“IFRS”), which vary in certain respects from U.S. generally accepted accounting principles (“U.S. GAAP”). Reconciliation of certain amounts to U.S. GAAP is set forth in Note 40 of the notes to the consolidated financial statements included elsewhere in this annual report.

Our IFRS accounts, audited in accordance with Finnish Standards on Auditing for statutory purposes, were approved by our management on February 1, 2005, and by our shareholders on March 31, 2005. For purposes of preparing our IFRS statements within this Form 20-F, audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), we have adjusted our statutory accounts in accordance with IAS 10, Events After the Balance Sheet Date. See discussion in “Operating and Financial Review and Prospects—Results of Operations—The Year ended December 31, 2004 Compared to the Year ended December 31, 2003.”

Except as otherwise indicated, information regarding sales for each of our divisions, as presented herein, include inter-divisional sales.

Certain financial terms and indicators used throughout this annual report on Form 20-F are calculated by the Company as follows:

•	“Return on capital employed” or “ROCE” for the Group is calculated by multiplying (i) 100 by (ii) (a) the profit before tax plus interest expenses and other financial expenses, divided by (b) the balance sheet total minus non-interest-bearing liabilities (average).

•	“Return on capital employed” for the operating divisions of the Group is calculated by multiplying (i) 100 by (ii) (a) operating profit, divided by (b) non-current assets plus stocks (inventories) and trade receivables, minus trade payables (average).

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

We have derived certain information contained in this annual report concerning European demand and prices for printing papers from reports prepared by Confederation of European Paper Industries Print (“CEPIPRINT”) and Confederation of European Paper Industries Fine (“CEPIFINE”). Beginning in 2004, the data reported by these organizations for the European market included the 25 European Union countries, together with an additional group of 26 European countries, which are comprised mainly of Eastern European countries and autonomous states. Prior to 2004, the data reported by CEPIPRINT and CEPIFINE for the European market focused solely on a group of Western European countries, which was more limited in scope than the current reporting market. Neither organization has made available information for the revised definition of the European market for periods prior to 2004. Accordingly, the European demand and pricing information provided in this annual report for the year 2004 and onwards refers to the revised definition of the European market and for periods prior to 2004 to the previous definition of Western Europe.

All references herein to tons are to metric tons, which are equal to 1,000 kilograms.

U.S. DOLLAR PRESENTATION

We have published our consolidated financial statements in euro for periods beginning on or after January 1, 1999. References to “Euro,” “euro” or “€” are to the common currency of the European Economic and Monetary Union or EMU.

Solely for the reader’s convenience, this annual report presents translations of certain euro amounts into U.S. dollars (“U.S. dollars,” “U.S.$” or “$”) at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) in effect on December 31, 2004 of €1.00 = U.S.$1.3538 (U.S.$1.00 = €0.7387). On April 29, 2005, the rate was €1.00 = U.S.$1.2919 (U.S.$1.00 = €0.7741). You should not consider these translations as representations that the euro amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. For historical information concerning the euro to dollar exchange rate from January 1, 2000 to a recent date see “Item 3. Key Information—Exchange Rates.”

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

Coated fine paper	Also known as coated woodfree paper. Coated fine paper is used for demanding printing. The amount of coating and gloss of the paper is determined by the end-use. Top quality coated fine papers are called art printing papers and due to excellent printability are used for art books, brochures, annual reports and other similar purposes. Other papers, with a lighter coating, are used for brochures, books, magazines, catalogues and other similar purposes.

Coated paper	Paper which has been coated on one or both sides with a mix of clay or carbonates and latex to create a high quality printing surface.

LWC	Light-weight coated paper. The main characteristics of LWC paper are its higher gloss, brightness and smoothness relative to uncoated supercalendered paper. These properties are necessary for quality printing and good color reproduction. The main uses of LWC paper are in the printing of mainly mass circulation magazines, catalogues and direct mail literature.

MWC	Medium-weight coated paper. MWC paper has higher basis weight and consequently better characteristics of smoothness, brightness and gloss than LWC paper, qualities which are required for demanding color reproduction during the printing process. The main uses of MWC paper are similar to those of LWC paper.

MFC	Machine finished coated paper. MFC paper has high brightness, opacity, bulk and stiffness and is used in specialized magazines, catalogues, inserts, advertising materials and books. The soft nip calendar gives a matte finish to the paper.

Deinking	The process of obtaining recycled fiber, which can be used for papermaking by removing the ink and other non-fibrous components from recovered paper, by washing or flotation combined with chemical treatment.

Face papers	Paper on which the label is printed in pressure-sensitive labelstock.

Fiber	The basic structural unit of paper. Fibers used in papermaking originate mainly from the stem of softwood and hardwood trees.

Fine paper	Also known as free sheet or woodfree paper. Fine paper generally contains chemical pulp, with no more than 10% of mechanical pulp, and its filler content varies between five and 25%. Fine paper is generally highly regarded for its strength, brightness and good archiving characteristics. Fine paper may be coated or uncoated. Fine papers are used as office papers, such as photocopying and laser printing, as well as for publications such as annual reports.

Gravure printing	A process of printing that uses a thin, quick-drying ink applied from a cylindrical surface having an etched (recessed) design. Rotogravure printing is the opposite of letterpress printing, since the design areas are recessed into the plate instead of being in relief.

Kraft paper	High strength packaging paper made of softwood pulp, which has the longest fibers. Kraft paper is used primarily in carrier bags, pouches and wrappings.

Label paper	Face and base papers suitable for pressure-sensitive labels. Face papers have distinct printing properties and base papers have siliconizing and tear-off properties.

Magazine paper	Paper used in magazines, catalogues, brochures, direct mail advertising and similar printed material.

MFS	Uncoated, machine-calendared speciality paper, containing mechanical pulp and recycled fiber as raw material. MFS is suitable for newspaper inserts, newspapers, magazines, books and directories.

v

MG paper	Machine-glazed paper. Paper made smooth and glossy on one side by drying on a heated, polished metal cylinder, which forms part of the drying section of the machine.

Newsprint	Uncoated paper manufactured mainly from mechanical pulp or recycled paper and used for newspapers and directories. Newsprint has low basis weight and is mainly used for printing newspapers, but it is also used for printing magazines and advertising publications, which do not require high quality printing and good color reproduction.

Non-impact printing	A method of printing involving electrophotographic and ink jet printing. In this method, the printing element does not make contact with the paper.

PM	PM, or “paper machine,” is a term used when referring to individual paper manufacturing units within a paper mill.

Pressure-sensitive label stock	Face and base materials laminated together for manufacturers of price and product labels, as well as labels used in automatic data processing. Pressure-sensitive label stock is also known as self-adhesive label stock.

Printing paper	Papers used in the graphic industry and for photocopying. Printing papers may be coated or uncoated.

Publication papers	Papers used in publications such as newspapers, catalogues, magazines and advertising materials.

Pulp	Generic name for wood or plant based fiber masses used as raw material in papermaking.

Chemical pulp	Generic name for wood or plant based fibers separated from each other by “cooking” wood chips or plants in hot alkaline or acidic solutions of various chemicals.

Mechanical pulp	Generic name for wood or plant based fibers separated from each other mechanically.

Softwood pulp	Pulp obtained from coniferous trees, which have the advantage of long fibers, which enhance the strength of the paper.

RFID	RFID, or Radio Frequency Identification, is a technology that incorporates the use of radio waves to uniquely identify an object. A typical RFID system consists of a tag, a reader and a host system.

Recovered paper	Paper and board recovered for secondary use.

Recycled fiber	Fiber extracted from recovered paper.

Release paper	In pressure-sensitive labelstock, the back page of a label that is removed and discarded.

SC	Supercalendered paper. Supercalendered paper is manufactured from mechanical and chemical pulp with mineral pigments as filler. This paper is used for printing magazines, especially multi-color magazines with large circulations. Traditional SC paper is made for gravure printing, but other SC paper grades have also been developed to suit offset printing. SC-B paper grade contains recycled fiber.

Siliconized paper	Papers siliconized from one side to form the tear-off part of speciality tapes for hygiene products, labels and industrial applications.

Uncoated fine paper	Also known as uncoated woodfree paper, this paper is principally used for printing and writing. It includes A4 paper used for photocopying and business form paper used as continuous stationery for computer printouts. Uncoated fine paper, when pigmented or surface sized, is used for conversion into envelopes and labels. Machine glazed woodfree paper is used for wrapping and for paper bags.

Woodfree, free sheet or fine paper	See “Fine paper.”

PART I

Item 1.	Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

Selected Financial Data

The following table presents selected consolidated financial data as of and for each of the three years under IFRS and for each of the five years under U.S. GAAP in the period ended December 31, 2004. We do not have the information under IFRS for the earliest two years because without undue effort and expenses such information cannot be obtained. The selected consolidated financial data presented below are derived from our audited consolidated financial statements for these periods and should be read in conjunction with these financial statements and the related notes thereto. Our audited consolidated financial statements as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 and the related notes are included elsewhere in this annual report.

We have published our consolidated financial statements in euro for periods beginning on or after January 1, 1999. Solely for your convenience, we have included in the following table U.S. dollar amounts for the year ended December 31, 2004 which we have obtained by converting amounts in euros at the rate of €1.00 = U.S.$1.3538 (U.S.$1.00 = €0.7387), the Noon Buying Rate for the euro in effect on December 31, 2004, the last trading day in that year. On April 29, 2005, the Noon Buying Rate for the euro was €1.00 = U.S.$1.2919 (U.S.$1.00 = €0.7741).

Our consolidated financial statements are prepared in accordance with IFRS, which differs in certain significant respects from U.S. GAAP. Reconciliation of certain amounts to U.S. GAAP is set forth in Note 40 of the notes to the consolidated financial statements included elsewhere in this annual report and should be read in conjunction with such financial statements, including the notes thereto.

	As of and for the Year ended December 31,
	2004	2004	2003	2002	2001	2000
	(U.S.$)	(€)	(€)	(€)	(€)	(€)
	(In millions, except per share data)
INCOME STATEMENT DATA
Amounts in accordance with IFRS

Sales (net sales)	13,294	9,820	9,787	10,417	—	—
Operating profit	865	639	352	803	—	—
Profit before tax	812	600	438	710	—	—
Net income	1,365	1,008	319	500	—	—
Amounts in accordance with U.S. GAAP			(restated)

Sales (net sales)	13,305	9,828	9,862	10,502	9,924	9,661
Operating profit	368	272	392	932	1,204	1,348
Net income	777	574	473	628	880	1,367
Net income from continuing operations	620	458	404	606	898	1,372
BALANCE SHEET DATA
Amounts in accordance with IFRS

Total assets	21,494	15,877	16,591	17,624	—	—
Current liabilities	3,045	2,249	2,240	2,283	—	—
Non-current liabilities	8,077	5,966	7,322	8,104	—	—
Minority interest	35	26	32	33	—	—
Share capital	1,206	891	890	442	—	—
Shareholders’ equity, total	10,337	7,636	6,997	7,204	—	—
Amounts in accordance with U.S. GAAP			(restated)

Total assets	21,605	15,959	16,853	17,594	18,945	15,445
Current liabilities	3,042	2,247	2,391	2,209	3,133	2,379
Non-current liabilities	8,407	6,210	7,192	8,024	8,291	5,890
Minority interest	35	26	32	33	28	19
Share capital	1,206	891	890	442	442	437
Shareholders’ equity	10,121	7,476	7,238	7,328	7,493	7,157
OTHER DATA
Amounts in accordance with IFRS

Net cash provided by operating activities	1,350	997	1,258	1,418	—	—
Net cash used in investing activities	(631)	(466)	(373)	(441)	—	—
Net cash used in financing activities	(961)	(710)	(964)	(1,032)	—	—
Capital expenditures	929	686	720	620	—	—
Earnings per share	2.61	1.93	0.61	0.96	—	—
Diluted earnings per share	2.60	1.92	0.61	0.96	—	—
Dividend per share (1)	0.97	0.75	0.75	0.75	0.75	0.75
Amounts in accordance with U.S. GAAP			(restated)

Basic earnings per share	1.49	1.10	0.90	1.21	1.77	2.66
Basic earnings from continuing operations per share	1.19	0.88	0.77	1.17	1.81	2.67
Diluted earnings per share	1.48	1.09	0.90	1.20	1.75	2.62
Diluted earnings from continuing operations per share	1.18	0.87	0.77	1.16	1.78	2.63
Number of shares

Basic number of shares (1,000’s)	523,641	523,641	523,130	518,935	495,784	513,634
Diluted number of shares (1,000’s)	526,247	526,247	524,254	525,782	503,984	522,286

(1)	In conformity with the exchange rate set forth in “—Dividends” below, the dividend amount for 2004 was translated into U.S. dollars at the Noon Buying Rate of €1.00 = U.S.$1.2873 in effect on April 12, 2005.

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

The following table sets forth the dividends per share paid in respect of the five most recent financial years and their corresponding U.S. dollar values:

	€	U.S.$ (1)
2000	0.75	0.67
2001	0.75	0.66
2002	0.75	0.82
2003	0.75	0.90
2004	0.75	0.97

(1)	The dividend amount for year 2004 was declared in euros and translated into U.S. dollars at the Noon Buying Rate in effect on April 12, 2005, when the dividend was paid. The dividend amounts for years 2003, 2002, 2001 and 2000 were declared in euros and translated into U.S. dollars at the respective Noon Buying Rates in effect on the dates of payment of such dividends.

Under the Finnish Companies Act and general corporate practice, dividends on the shares of a Finnish company are generally only paid annually after shareholder approval of both the company’s results and the amount of the dividend proposed by the board of directors. Accordingly, our payment of each annual dividend in respect of our shares will require the approval of the holders of a majority of votes carried by the shares represented at the annual general meeting of shareholders, which is usually held in March. Under Finnish law, the amount of any dividend is limited to the lesser of the Company’s and the Group’s distributable funds available at the end of the preceding financial year and is further subject to certain additional limitations. As of December 31, 2004, the amounts of the Company’s and the Group’s distributable funds were €3,420 million (U.S.$4,630 million) and €4,372 million (U.S.$5,919 million), respectively.

Dividends paid to holders of the shares (in the form of shares and American depositary shares, or ADSs) who are non-residents of Finland will generally be subject to Finnish withholding tax at a rate of 28% as from January 1, 2005 according to the new Corporate and Capital Tax Reform. Such shareholders may, however, be subject to a lower withholding tax rate and may be allowed an imputation tax credit to reduce the tax on dividends where there is a double taxation treaty with Finland that contains appropriate provisions. The current convention between the Government of the United States of America and the Government of the Republic of Finland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and on Capital does not contain provisions that extend such imputation credits to U.S. holders of the shares (in the form of shares or ADSs). However, the treaty limits the Finnish withholding tax to 15%. See “Item 10. Additional Information—Taxation—Finnish Taxation.”

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

The following tables set forth the Noon Buying Rate for the euro for each of the previous five years, the period from the beginning of 2005 until the latest practicable date, and for each of the last six months (expressed in euros per one U.S. dollar):

Euros per U.S. Dollar

Year	Average	High	Low	Period End
2000	1.0860	1.2090	0.9675	1.0652
2001	1.1225	1.1827	1.0743	1.1235
2002	1.0531	1.1636	0.9537	0.9537
2003	0.8838	0.9641	0.7928	0.7928
2004	0.8039	0.8473	0.7339	0.7387
2005 (through April 29)	0.7652	0.7829	0.7420	0.7741

	High	Low
2004
November	0.7872	0.7514
December	0.7562	0.7339
2005
January	0.7720	0.7420
February	0.7829	0.7533
March	0.7766	0.7427
April	0.7801	0.7638

The following tables set forth the Noon Buying Rate for the dollar for each of the previous five years, the period from the beginning of 2005 until the latest practicable date, and for each of the last six months (expressed in U.S. dollars per one euro):

U.S. Dollars per Euro

Year	Average	High	Low	Period End
2000	0.9207	1.0335	0.8270	0.9388
2001	0.8909	0.9308	0.8455	0.8901
2002	0.9496	1.0485	0.8594	1.0485
2003	1.1315	1.2613	1.0372	1.2613
2004	1.2438	1.3625	1.1801	1.3538
2005 (through April 29)	1.3069	1.3476	1.2773	1.2919

	High	Low
2004
November	1.3308	1.2703
December	1.3625	1.3224
2005
January	1.3476	1.2954
February	1.3275	1.2773
March	1.3465	1.2877
April	1.3093	1.2819

Our shares trade on the Helsinki Stock Exchange and our ADSs trade on the New York Stock Exchange. Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of the euro quotation of the shares on the Helsinki Stock Exchange and, as a result, are likely to affect the market price of the ADSs on the New York Stock Exchange. We declare any cash dividends in euros and exchange rate fluctuations will affect the U.S. dollar amounts received on conversion of cash dividends on the shares represented by ADSs.

For a discussion of the effects of exchange rate movements on our operations and our risk management policies, see “Item 5. Operating and Financial Review and Prospects—Other Factors—Currency Fluctuations” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Exposure.”

Risk Factors

Set forth below is a description of certain factors that may affect our results of operations or financial condition or investments in our shares or ADSs from time to time.

We face significant competition from multinational and local competitors, who may offer our customers competing products with more attractive prices.

The paper and forest products markets in which we operate are highly competitive. We have, from time to time, experienced price pressures from competitors in our main business areas and geographic markets and we have experienced particularly large fluctuations in operating margins due to this competitive environment. We principally compete with a number of large multinational paper and forest products companies, some of which may have greater financial and other resources than we do, as well as with numerous regional or more specialized competitors. There can be no assurance that we will have sufficient financial resources to respond to these competitive pressures and to continue to make investments in our manufacturing facilities or in product development at the same level as in previous years. See “Item 5. Operating and Financial Review and Prospects.”

Our financial performance is influenced by the cyclicality of the markets and pricing fluctuations for paper and forest products.

The markets for paper and forest products are cyclical, being characterized by periods of imbalance between supply and demand. The general economic conditions of the major economic regions are the primary determinants of the demand for paper and forest products, as demand and consumption generally correlate with overall economic activity. Prices of paper and forest products can fluctuate significantly when supply and demand become imbalanced. These demand-supply imbalances may also be caused by inventory build-up and reduction and not necessarily by changes in end-consumption. During periods of weaker economic growth, the capacity build-up can cause oversupply in the market and lower prices. Similarly, strong economic growth in main market areas can lead to shortage of paper and result in significant price increases. In particular, the price of pulp, which is a raw material of some of our divisions and is also produced by us, has fluctuated significantly, while our principal product groups have experienced somewhat lesser fluctuations. In addition, many of our products are sold in markets with established regional or world market prices, which fluctuate as a result of supply and demand imbalances. There can be no assurance that current price levels for our products will be maintained, that any additional price increases will be achieved or that the industry will not add new capacity, thereby potentially causing an environment for instability between supply and demand. See “Item 5. Operating and Financial Review and Prospects.”

Shifts in consumer preferences can materially affect the demand for our products and our financial results.

Over the last several decades, consumer expectations with respect to paper used for such items as books, catalogues, magazines, newspapers, advertising and direct mail literature, packaging and label materials and other similar uses have become both more demanding and more diverse as advances in technology have allowed paper manufacturers to produce a greater variety and higher quality of paper at a lower cost. As consumers have become more environmentally conscious, consumer preferences have also shifted towards paper products, which contain a proportion of recycled fiber. In addition, the trend towards a greater use of computers and electronic media may have an effect on consumption patterns for paper in the future. Our ability to continue to meet the shifting demands of consumers in the paper market depends upon a variety of factors, including our ability to foresee and/or identify changes in consumer preferences, the technical capabilities of our manufacturing facilities, the speed of, and the costs associated with, the shifting of production at such facilities and the success of our various research and development programs. There can be no assurance that we will be able to successfully meet future changes in consumer demands or that such changes would not have a material adverse impact on our business, financial condition or operating results.

We are subject to significant environmental regulations.

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

We sell a significant portion of our products to several major customers, including certain significant printing houses and merchant distributors, which resell our products. Although we are not dependent on any specific customer or group of customers, the loss of one or more of our significant customers, if not replaced on similar terms, could have an adverse effect on our business, financial condition or results of operations. Our ten largest customers accounted for approximately 13% of our sales in 2004 and our largest customer accounted for approximately 2%. In addition, each of our divisions and business units have major customers that, although not necessarily material to our Group as a whole, are important to the operations of such divisions and business units.

Our company has an extensive insurance coverage for the ordinary course of business. Such events as natural catastrophes or sabotage could, however, lead to a situation where we would suffer with regards to our financial condition and results of operations.

We operate a significant number of manufacturing facilities all over the world, most of which we own. We are also the largest private owner of forestland in Finland. We currently have in place a program consisting of a number of different insurance policies that cover property damage and losses due to the interruption of any of our businesses, subject to applicable insurance conditions. Management believes that this coverage is adequate to cover risks resulting from possible damage to our property or the interruption of any of our business operations. However, there can be no assurance that our insurance program would be sufficient to cover potential catastrophic losses that could be suffered by us or that we, in the future, will be able to obtain sufficient levels of property insurance coverage or that such coverage will be available on terms acceptable to us.

Our exposure to fluctuations in global exchange rates can have a significant effect on our financial results.

As a consequence of the global nature of our business, we are exposed to risks associated with changes in foreign currency exchange rates, which may have an adverse effect on our business, financial condition and results of operations. Currency risk exposure primarily affects our export operations to the extent our sales are denominated in currencies other than those in which manufacturing costs are incurred. In general, the introduction of the euro has reduced our exposure to such currency risk.

Nevertheless, a significant portion of our sales are denominated in currencies (consisting primarily of the U.S. dollar and the British pound sterling) other than the euro. In addition, our reported earnings may be affected by fluctuations between the euro and the non-euro currencies in which our various foreign subsidiaries report their results of operations when such results of operations are translated back into euros. To manage exposure to such exchange rate fluctuations, we closely monitor our exposure to currency risks and seek to hedge such risks using certain financial instruments, including forward foreign exchange agreements and currency swaps. There can be no assurance, however, that currency exchange rate fluctuations between the euro and other currencies, such as the U.S. dollar or the British pound sterling, will not have a material adverse effect on our business, financial condition or results of operations in the future. In addition to the section titled “Exchange Rates” included above in this item, see “Item 5. Operating and Financial Review and Prospects—Other Factors—Currency Fluctuations” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Exposure.”

Adverse economic conditions in the markets we serve may increase the likelihood of payment defaults by our customers and adversely affect our financial results.

We face the risk of nonpayment or nonperformance by our customers in connection with the sale of our products. In particular continued weakness in the general economy may result in increased defaults by customers and increased losses. We have various programs in place to monitor and mitigate customer credit risk and we have insurance policies covering most of our trade receivables. However, we cannot assure you that such measures will be effective in eliminating our exposure to customer credit risk.

We rely on third-party suppliers for significant amounts of our raw materials. Disruptions in our supply chain and fluctuations in the prices of these materials could materially affect our business.

In 2004, we relied on third-party suppliers for more than 90% of our wood requirements and approximately 30% of our electric power needs. We also buy significant amounts of other production inputs, such as chemicals, fillers and recovered paper from third-party suppliers. In the event of a significant interruption or limitation in the supply of these production inputs from our current suppliers, we would seek to obtain them from other sources. However, there can be no assurance that we would be able to do so without an adverse impact on our manufacturing operations, such as an interruption or downscaling of production or change in the product mix, or increased costs. This could, in turn, have a material adverse effect on our business, financial condition and results of operations.

Our operations in the emerging market countries where we operate could be adversely affected by unexpected political, economic or legal developments.

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

UPM-Kymmene Corporation and certain of its subsidiaries are the subjects of investigation by antitrust authorities in various parts of the world, and named as defendants in civil litigation in the United States concerning allegedly anticompetitive conduct.

In 2003, UPM directed its outside counsel to conduct an internal investigation of UPM’s and its subsidiaries’ compliance with competition laws in the United States and other jurisdictions where the companies conduct business. UPM decided to approach competition law authorities to disclose any conduct that did not comport with applicable competition laws, and to strengthen its competition law compliance programs. UPM has created a European Union Competition Law Compliance Manual and has initiated a comprehensive competition law training program for all its employees. More than 2,000 executives and employees of the Company have participated in the competition law compliance training. Internal audits have been expanded to include competition law issues and a variety of other internal controls have been implemented.

During 2004, UPM and its subsidiaries have continued to cooperate with competition law authorities in the European Union, Canada, and the United States. UPM has received conditional immunity from competition authorities in the European Union and Canada with respect to certain conduct UPM has disclosed to them. In the United States, the Antitrust Division of U.S. Department of Justice is conducting criminal investigations into alleged anticompetitive conduct in the labelstock and magazine paper industries. UPM continues to cooperate fully with the various authorities and their ongoing investigations, and may yet be subject to additional investigations in other parts of the world.

UPM and its subsidiary Raflatac Inc., along with certain labelstock manufacturers, have been named as defendants in a number of class-action lawsuits filed in United States District Courts by the Company’s customers, and in state courts by customers of the Company’s customers. These lawsuits allege that the defendants violated federal and/or state antitrust laws by conspiring with one another to fix the prices of and allocate the markets for labelstock products. The complaints seek treble or punitive damages for alleged overcharges resulting from the purported conspiracy.

UPM and its subsidiary UPM-Kymmene Inc. have also been named as a defendant in class-action lawsuits making similar allegations against manufacturers of magazine papers. These complaints, like the labelstock complaints, seek treble or punitive damages for alleged overcharges resulting from the purported conspiracy.

In an unrelated development, on May 3, 2004 UPM received a Statement of Objection from the European Commission concerning alleged anticompetitive activities in the market for plastic industrial sacks. UPM has responded to the Statement of Objection as the European Commission requested and is awaiting a decision by the Commission.

In the aggregate, these matters may implicate or result in substantial adverse publicity, penalties, and damages. It is possible that any ultimate liability could be material to UPM’s financial position, results of operations, and cash flow.

Item 4.	Information on the Company

Organization

UPM-Kymmene Corporation is a stock corporation organized under the laws of the Republic of Finland. We were incorporated in the Republic of Finland on April 30, 1996 as a result of the merger of two companies also incorporated in Finland, Kymmene and Repola. Our registered office is located at Eteläesplanadi 2, FIN-00101 Helsinki, Finland, telephone +358-204-15111. Our agent for U.S. federal securities law purposes is: UPM-Kymmene, Inc., attn: President, located at 999 Oakmont Plaza Drive, Suite 200, Westmont, Illinois, 60559, telephone +1-630-850-4997.

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

The predecessor companies of Repola were founded in the late nineteenth century. In 1920, the ownership of three paper mills was consolidated to form UPM. During the decades that followed, UPM expanded its operations, reaching new markets throughout Europe. In the 1980s, UPM acquired the Stracel S.A. (“Stracel”) pulp mill in Strasbourg, France, built a paper mill in Shotton, Wales, and constructed a newsprint plant at Stracel’s mill site. In 1990, UPM merged with the forest products and engineering group Rauma-Repola Oy to form the international forest products and engineering group Repola. All engineering operations of the merged companies were combined to form Rauma Corporation (“Rauma”) and their forest industry operations were combined within UPM. Both Rauma and UPM were then established as wholly-owned subsidiaries of Repola. In May 1997, Rauma became an affiliated company following a share sale and dividend payment in the form of Rauma’s shares, as part of the Group’s strategy to focus on forest industry operations. In 1999, Rauma merged with Valmet Corporation, a Finnish engineering company, to form Metso Corporation, giving us a shareholding of approximately 15% in the new company. In March 2005, we sold our remaining shareholding of 14.6% in Metso for net proceeds of €282 million.

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

Furthermore, we have pursued a strategy of expanding our operations in the Converting Division. For example, Loparex Group (“Loparex”), our siliconizing unit formerly called Lohjan Paperi, acquired the Rexam Release siliconizing business in 2001. Raflatac has grown by opening a pressure-sensitive label stock factory in North Carolina in the fall of 2001, and by other fixed investments and small acquisitions. See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Recent Acquisitions and Divestitures” and “Item 8. Financial Information—Other Financial Information—Legal Proceedings.”

Also, in the Wood Products Division, we have taken steps to strengthen our position through both acquisitions and investments. Our recent investments in this division have been focused in Russia, primarily to improve our wood fiber raw material sourcing.

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

Comprehensive logistics network. We operate a global and highly efficient logistics network. We make a high proportion of shipments by sea, which is intended to ensure competitive deliveries. We also utilize modern information technology-based management systems.

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

Business Overview

UPM is one of the world’s leading papermakers with annual paper production capacity of 12.6 million tons. Our core businesses are the production, sales and marketing of magazine papers, newsprint, fine and speciality papers, which are supplemented by converted and wood products. The main markets for our products are the member states of the European Union and North America, which together accounted for 85% of our sales in 2004. In 2004, our total sales were €9.8 billion (U.S.$13.3 billion) and, at December 31, 2004, our total assets amounted to €15.9 billion (U.S.$21.5 billion).

Magazines and newspapers, sales catalogues, direct mailings, copying, computer printouts and other business communication areas are the primary uses for our paper products. We are the world’s leading manufacturer of magazine papers and one of the largest manufacturers of newsprint and fine papers in Europe. In selected speciality papers, we hold leading positions either globally or in Europe. We are also among the leading manufacturers in Europe or globally in the majority of our converting businesses, including pressure sensitive labelstock, siliconized papers and barrier packaging. We are the largest producer of plywood in Europe and the third largest producer of sawn timber. Today, we have production facilities in 16 countries, with principal facilities located in Finland, Germany, France, the United Kingdom, Austria, the United States, Canada and China.

Our operations are organized into the following three core business areas:

•	Paper divisions, which comprise:

•	Magazine Papers Division

•	Newsprint Division

•	Fine and Speciality Papers Division

•	Converting Division; and

•	Wood Products Division.

In addition to our core business areas, activities outside the segments are reported under Other Operations, which consists of our Finnish forest and energy departments, our 47% interest in the chemical pulp company Oy Metsä-Botnia Ab (“Metsä-Botnia”), our New Ventures business unit, real estate units in Finland, logistics services and the central administrative functions for the Group.

The following tables set forth the percentages of our sales of €9.8 billion, €9.8 billion and €10.4 billion in 2004, 2003 and 2002, respectively, by division and market area:

	2004	2003	2002
	(Percentage of Group sales (1))
Division
Magazine papers	32%	32%	32%
Newsprint	13	12	13
Fine and speciality papers	22	22	22
Converting	14	14	14
Wood products	14	15	14
Other operations (2)	5	5	5

Total	100%	100%	100%

(1)	This figure includes inter-divisional sales and sales made to third parties.

(2)	This figure includes sales made to third parties only.

	2004	2003	2002
	(Percentage of Group sales)
Market area
European Union countries:
Germany	16%	16%	17%
United Kingdom	13	12	13
Finland	11	11	9
France	7	7	8
Other European Union countries	23	21	21
Total European Union countries	70	67	68
Other European countries	4	8	8
U.S. and Canada	15	14	14
Asia	7	6	5
Other countries (1)	4	5	5

Total	100%	100%	100%

(1)	Includes Middle East, Africa, South America, Mexico, Australia and Oceania.

Paper Divisions

We manufacture a comprehensive range of paper grades to be used by our publisher, printer, retailer and other end-use customers. Both products and customer service are constantly being developed. Our papers are produced from a varied fiber raw material base, and roughly a quarter of production is based on recycled fiber. We have paper mills in Finland, Germany, United Kingdom, France, Austria, the United States, Canada and China. Our papermaking capacity is approximately 12.6 million tons a year.

Our Magazine Papers Division produces magazines, newspaper supplements, printed advertising material and sales catalogues. Most of this magazine paper is supplied to buyers in Europe. The next most important market is the United States. With an annual capacity of 5.7 million tons, we are the world’s largest manufacturer of magazine paper. Our market share is about one-fifth of the global market for magazine paper.

Our Newsprint Division manufactures newsprint for publishers and printers, as well as for other uses such as telephone directories and mail order catalogues. The paper production capacity of the Newsprint Division is currently 2.8 million tons. Most of the newsprint is sold on the markets of Europe, where we have a market share of approximately 20%.

Our Fine and Speciality Papers Division supplies fine paper products mainly to paper merchants, office supplies wholesalers, printers and converters. Uses for fine paper include copying and non-impact printing, direct mail advertising, specialist magazines and high-quality printed products. The range includes both coated and uncoated fine papers. The main markets for our fine papers are in Europe and in Asia, particularly in the growing Chinese market. We are a leading supplier of fine papers in Europe. Our speciality papers comprise face and release papers for pressure-sensitive labels, white and brown sack and kraft papers. We are the world’s largest producer of label papers. We are also one of Europe’s biggest suppliers of packaging papers. Fine paper production capacity is currently 3.3 million tons and speciality paper capacity 0.8 million tons.

The following table sets forth the paper divisions’ 2004 sales by division and by geographic market:

	Magazine Papers	Percent	Newsprint	Percent	Fine and Speciality Papers	Percent
	(€ in millions, except for percentages)
Europe	€2,062	63%	€1,101	85%	€1,708	75%
U.S. and Canada	914	28	88	7	141	6
Rest of the world	309	9	106	8	426	19
Total	€3,285	100%	€1,295	100%	€2,275	100%

The following table sets forth the annual capacity and industry market position of the main products produced by our paper divisions as of December 31, 2004:

	Capacity (1,000 tons/year)	European position	Global position
Magazine papers	5,660	1	1
Newsprint	2,800	2	5
Fine paper	3,260	3	7

Printing papers, total	11,720	—	—
Label papers	385	1	1
Packaging papers	415	3	—
Papers from Converting Division	65	—	—

Papers, total	12,585	2	3	(1)

Source: Jaakko	Pöyry Group Oyj

(1)	Includes all papers and paper board.

Magazine Papers Division

The Magazine Papers Division accounted for approximately 32% of our 2004 sales, making it our largest business division.

As of December 31, 2004, we were the world’s largest producer of magazine paper, with an annual capacity of approximately 5.7 million tons, representing approximately one-fifth of the global magazine paper capacity.

The largest market for our Magazine Papers Division is Europe and the main market outside of Europe is the United States. Production of the division’s papers is based almost exclusively on firm orders we receive. In this way, we avoid the need to maintain large inventories.

The following table sets forth certain financial and statistical data regarding the Magazine Papers Division:

	Year ended December 31,
	2004	2003	2002
	(€ in millions, except for percentages and personnel and production data)
Magazine papers
Sales	3,285	3,280	3,570
Operating profit/loss(1)	(78)	50	177
Capital employed (average)	4,754	5,089	5,396
ROCE (%)	(1.6)	1.0	3.3
Capital expenditure and acquisitions	149	162	189
Personnel at December 31	8,825	8,887	9,325
Deliveries (tons in 000’s)	4,940	4,822	4,618
Capacity utilization rate (%)	90	87	85

(1)	Operating profit includes charges for 2004 of €110 million related to the closure of Miramichi pulp mill and income of €6 million related to the change in the Finnish employment pension scheme (TEL), and charges in 2003 and 2002 of €22 million and €108 million, respectively, relating to the closure of two paper machines at our Blandin mill.

The Magazine Papers Division comprises the Group’s magazine paper machines, the Kaukas pulp mill and the Miramichi sawmills.

Typically, magazine papers have high mechanical pulp content. However, certain of our mills also produce magazine paper, namely SC-B, with a relatively high recycled fiber content. Magazine papers are generally used in magazines, newspaper supplements, catalogues and direct mailings. The unit has a comprehensive product range, offering a wide variety of papers for specific printing purposes. We manufacture both coated and uncoated papers. Coated magazine papers, like light-weight coated (LWC), medium-weight coated (MWC) and machine-finished coated (MFC) paper, are mainly used in the manufacture of high-quality, multi-coated printed products including magazines, catalogues, brochures, direct mail advertising and other advertising materials. Uncoated papers, like supercalendered paper (SC), are mainly used for magazines, weekend newspaper supplements, catalogues and flyers. Magazine paper is sold mainly to multinational and national printers, publishers, media and mail order companies. Contracts with our customers in the magazine paper division generally have three-month, six-month or 12-month terms, with the majority of the contracts having a 12-month term.

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

In 2004, we completed the rebuild of one of our Rauma coated magazine paper machines at a cost of approximately €30 million. In addition, we completed the €24 million rebuild of one of the Jämsänkoski SC paper machines during the first quarter of 2005. Such modernizations take place regularly to ensure the competitiveness and the quality of production. In December 2004, we closed down our pulp mill at Miramichi, Canada, which had a production capacity of 240,000 tons per year and was no longer competitive.

Like all sectors of the paper industry, the market for magazine papers is highly competitive. Although quality considerations are a factor, the market is affected mostly by price. We compete with various companies in Europe in the manufacture of magazine papers, including Stora Enso Oyj (“Stora Enso”), M-real Oyj (“M-real”), Cartiere Burgo spa (“Cartiere Burgo”), Myllykoski Oyj (“Myllykoski”) and Norske Skogindustrier ASA (“Norske Skog”). In North America, our principal competitors are Stora Enso, Abitibi-Consolidated Inc., MeadWestvaco Corporation, International Paper Company (“International Paper”) and Bowater Inc.

Newsprint Division

The Newsprint Division accounted for approximately 13% of our 2004 sales. The division has approximately 2.8 million tons of annual newsprint production capacity, and our market share is approximately 20% in Europe. As of December 31, 2004, we were the second largest manufacturer of newsprint in Europe and the fifth largest in the world. The mills of this division also produce paper for certain other products, including improved newsprint grades (MFS) for use in telephone and other directories and mail order catalogs.

The following table sets forth certain financial and statistical data regarding the Newsprint Division:

	Year ended December 31,
	2004	2003	2002
	(€ in millions, except for percentages and personnel and production data)
Newsprint
Sales	1,295	1,273	1,379
Operating profit/loss (1)	(1)	(8)	121
Capital employed (average)	2,002	2,134	2,393
ROCE (%)	0.0	(0.4)	5.1
Capital expenditure and acquisitions	74	111	84
Personnel (at December 31)	3,451	3,785	3,826
Deliveries (tons in 000’s)	2,719	2,587	2,467
Capacity utilization rate (%)	95	90	88

(1)	Operating profit includes income of €2 million related to the change in the Finnish employment pension scheme (TEL), for 2003, charges of €9 million related to the planned close-down of the paper machine 17 at Voikkaa and for 2002, charges of €8 million related to the closing of the mechanical pulp mill at Shotton.

The Newsprint Division comprises the Group’s newsprint machines.

Production of our newsprint is based almost exclusively on firm orders received. In this way, we avoid the necessity of maintaining large inventories. Newsprint is primarily sold to a number of large publishers in Europe. Typically, these publishers have had a long-term relationship with us lasting a number of years or, in some cases, decades. We negotiate supply contracts with most of such publishers annually, but sales outside Europe are based mostly on short-term contracts.

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

The Kaipola, Schongau, Schwedt, Shotton, Grand Couronne and Steyrermühl mills each have their own deinking plants, which together processed approximately 2.3 million tons of waste paper in 2004. The recycled fiber content in our newsprint production is approximately 75%. In 2004, we decided to invest €18 million to increase the use of recycled paper by raising deinking capacity at our Kaipola mill in Finland to over 210,000 tons per year. We expect to complete this project during the second quarter of 2005. In addition, we decided to install a new power boiler at Shotton mill in Wales for a cost of €60 million.

Like all sectors of the paper industry, the market for newsprint is highly competitive and is affected mostly by price, although quality considerations are also a factor. In Europe, we compete with such manufacturers as Stora Enso, Norske Skog, Holmen AB, Myllykoski and Svenska Cellulosa Aktiebolaget SCA (publ). In addition, the aggregate annual exports of newsprint by Canadian producers to Europe amounted to approximately 6% of the European standard newsprint market and such producers compete with us. Russian producers are also exporting newsprint to Western Europe in greater volumes than before, accounting for approximately 4% of the European market in 2004.

Fine and Speciality Papers Division

The Fine and Speciality Papers Division accounted for approximately 22% of our 2004 sales. Besides uncoated fine paper, which includes envelope papers, and coated fine paper, the Fine and Speciality Papers Division includes speciality papers, which are comprised of label and packaging papers. The most important raw material used in the production of both coated and uncoated fine paper is chemical pulp. Fine papers are used for copying, non-impact printing, facsimile, direct mail advertising, brochures and special interest magazines.

The following table sets forth certain financial and statistical data regarding the Fine and Speciality Papers Division:

	Year ended December 31,
	2004	2003	2002
	(€ in millions, except for percentages and personnel and production data)
Fine and Speciality Papers
Sales	2,275	2,244	2,446
Operating profit (1)	162	206	355
Capital employed (average)	2,640	2,621	2,657
ROCE (%)	6.1	7.9	13.4
Capital expenditure and acquisitions	345	303	159
Personnel (at December 31)	6,831	6,654	6,611
Deliveries (tons in 000’s)	3,074	2,879	2,774
Capacity utilization rate (%)	91	88	89

(1)	Operating profit includes, for 2004, an income of €3 million related to the change in the Finnish employment pension scheme (TEL).

The Fine and Speciality Papers Division includes the Group’s fine and speciality paper machines, as well as the Kuusankoski, Wisaforest and Tervasaari pulp mills.

As of December 31, 2004, our fine paper business in Europe, with a production capacity of approximately 2.9 million tons per year, had the third-leading market position in Europe and the seventh in the world. In China, as of May 2005, our capacity of 800,000 tons per year gives us a leading position in that wood-pulp based fine paper market. We were the largest label paper producer in the world. In packaging papers, we were the third largest producer overall in Western Europe.

The fine paper operations produce a range of products on eight paper machines and related coaters. The products are produced by three of our mills: Nordland Papier AG (“Nordland”) in Dörpen, Germany; Kymi in Kuusankoski, Finland; and UPM-Kymmene (Changshu) Paper Industry Co., Ltd. In Changshu, China. In 2003, we began construction on a new paper machine at Changshu, which will have a capacity of 450,000 tons/year and is expected to commence production in mid-2005. The mill’s capacity for coated fine paper will be raised at the same time. Total cost for the investment is expected to be approximately €390 million. The capacities and locations of the division’s mills allow deliveries to be made at short notice in the local markets based on specific orders.

The principal customers for the division’s fine paper products are paper merchants, office supplies wholesalers, printers and paper converters. Because the division’s fine paper products are primarily sold to merchants and wholesalers, the division’s sales and operating profit depend on underlying demand and also on the tendency of merchants to maintain, increase or reduce inventories of fine paper products that are dependent upon the relevant industry cycle. Like in the magazine papers and newsprint divisions, fine papers are produced in response to firm orders received. Thus, there is no need to maintain inventories beyond what is needed for logistical purposes.

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

Production capacity for the division’s speciality papers at eight paper machines totals approximately 800,000 tons per year.

We are the leading supplier of label papers to the pressure-sensitive labelstock business in the world with a market share of approximately 20% in the year 2004. The label papers unit produces face and release papers utilizing three paper machines in Finland with a total capacity of approximately 390,000 tons per year, following the expected completion of the rebuild of one of our Tervasaari paper machines in the summer of 2005. We expect the rebuild to cost approximately €60 million and increase our production capacity of release paper for pressure-sensitive labelstock by 45,000 tons per year.

The packaging papers unit produces brown sack as well as white and brown kraft papers with a total production capacity of approximately 415,000 tons per year. Sack and kraft papers are produced in Finland on two machines.

Converting Division

The Converting Division accounted for approximately 14% of our 2004 sales. Our Converting Division manufactures pressure-sensitive labelstock (through our Raflatac subsidiary), siliconized papers (through our Loparex subsidiary) and industrial wrappings (through our Walki Wisa subsidiary). Beginning in 2005, the division also includes our UPM Rafsec subsidiary, a manufacturer of RFID smart labels. We were the second largest producer of pressure-sensitive labelstock in Europe and in the world as of December 31, 2004. In siliconized paper, we were the largest producer in the world. In industrial wrappings, we were the largest producer in Europe.

The following table sets forth the industry position of the Converting Division as of December 31, 2004:

	European position	Global position
Pressure-sensitive labelstock (Raflatac)	2	2
Siliconized papers (Loparex)	1	1
Industrial wrappings (Walki Wisa)	1	—

The following table sets forth certain financial and statistical data regarding the Converting Division:

	Year ended December 31,
	2004	2003	2002
	(€ in millions, except for percentages and personnel and production data)
Converting
Sales	1,409	1,370	1,539
Operating profit (1)	80	43	63
Capital employed (average)	642	690	794
ROCE (%)	12.5	6.2	7.9
Capital expenditure and acquisitions	28	31	68
Personnel (at December 31)	4,594	4,558	4,694
Paper production (tons in 000’s)	59	54	59

(1)	Operating profit includes, for 2004, income of €2 million related to the change in the Finnish employment pension scheme (TEL).

The following table sets forth the Converting Division’s sales by unit:

	Year ended December 31,
	2004	2003	2002
	(€ in millions)
Raflatac	€779	€734	€735
Loparex	337	332	388
Walki Wisa	299	305	318
Sold units (1)	—	4	105
Internal	(6)	(5)	(7)

Total	€1,409	€1,370	€1,539

(1)	Consists of sales by our former plastics packaging business, Walki Films. We sold Walki Films to Bemis Company Inc. in 2002. See “Item 5. Operating and Financial Review and Prospects—Recent Acquisitions and Divestitures.”

The Raflatac business unit, which is one of Europe’s leading producers of pressure-sensitive labelstock, has production facilities in four European countries as well as in the United States, Australia, Malaysia, China and South Africa. Raflatac sells its products to label converters which produce labels used for production, decoration and identification purposes.

Rafsec has continued to develop its radio-frequency identification (RFID) products and production processes. Commercialization of UHI and HFRFID products is under process in a competitive environment. In March 2004, we decided to double the manufacturing capacity for RFID smart labels and cards at the UPM Rafsec plant in Jyväskylä.

Loparex supplies siliconized papers for hygiene products, labels, films, tapes and other industrial applications utilizing both on-line and off-line siliconizing processes. Loparex is a global leader with a capacity market share of approximately one-third in commercial siliconizing and it is one of the few producers of siliconized paper using an on-line siliconizing process. In this process, the paper is siliconized on the paper machine itself, providing efficiency benefits in comparison to its competitors. Loparex has production plants in Finland, the United Kingdom, the Netherlands and the United States. In addition, Loparex is focusing on further development in Asia, including a joint venture in India and a new mill in Guangzhou, China, which officially opened on November 19, 2004. The Guangzhou, China mill produces siliconized release materials.

Walki Wisa produces coated and laminated packaging materials and industrial wrappings in Finland, Germany, the United Kingdom, Sweden and China. Walki Wisa’s products are used in the wrapping of paper, wood and steel products. Our Paper Divisions are customers of Walki Wisa.

The following table sets forth the Converting Division’s 2004 sales by geographic market:

	€ in millions	Percent of division sales
Finland	75	5
Other European countries	872	62
U.S. and Canada	341	24
Rest of the world	121	9

Total	€1,409	100%

Our main markets for converted products are the European countries, which together accounted for approximately 67% of total sales in 2004, while the United States and Canada accounted for approximately 24%. Although other markets accounted for only 9% of sales in 2004, the future growth potential in Asia is significant especially for Raflatac. Generally all converting businesses compete with a number of international and local competitors. The competitive structure, however, is not necessarily as dispersed as in the paper businesses.

Wood Products Division

As of December 31, 2004, we were the largest plywood producer in Western Europe in terms of production capacity and one of the world’s leading producers of high-quality plywoods. We were also Western Europe’s third largest supplier of sawn timber.

The following table sets forth the annual capacity and industry position of our Wood Products Division’s manufacturing business units as of December 31, 2004:

	Capacity (1,000 m3/year)	European Position
Plywood	1,110	1
Sawmilling (1)	2,250	3

(1)	Including the Canadian sawmills with an annual sawn timber capacity of approximately 150,000 cubic meters reported in the Magazine Papers Division, and the new Pestovo sawmill, with an annual capacity of 300,000 cubic meters, which commenced operations in the second quarter of 2004.

The following table sets forth certain financial and statistical data regarding the Wood Products Division:

	Year ended December 31,
	2004	2003	2002
	(€ in millions, except for percentages and personnel and production data)
Wood Products
Sales	1,486	1,548	1,487
Operating profit (1)	107	21	32
Capital employed (average)	748	781	746
ROCE (%)	14.3	2.7	4.3
Capital expenditure	30	92	69
Personnel (at December 31)	6,851	7,711	7,577
Production (in 1,000 m3)
Plywood	969	936	905
Sawn timber	2,276	2,274	2,051

(1)	Operating profit includes, for 2004, income of €110 million from the sale of Brooks Group and €7 million arising from the change in the Finnish employment pension scheme costs, and charges of €34 million from restructuring of the sawmilling and plywood operations in Finland.

The Wood Products Division accounted for approximately 14% of our 2004 sales.

The Wood Products Division is divided into three units: plywood, sawmilling and building supplies trade. This division provides an important link in our integrated paper production processes through the use of the by-products of our sawn timber and plywood production, including waste wood and waste produced in the process of sawing, in the production of pulp and in generating energy at our mills.

The following table sets forth the Wood Products Division’s sales by unit:

	Year ended December 31,
	2004	2003	2002
	(€ in millions)
Plywood	€567	€553	€536
Sawmilling	498	515	459
Building supplies trade	519	608	615
Internal sales and other	(98)	(128)	(123)

Total	€1,486	€1,548	€1,487

Plywood. The plywood unit, which is responsible for the Wood Products Division’s plywood operations in Finland, France, Estonia and Russia, was Europe’s largest plywood manufacturer as of December 31, 2004. The production capacity of plywood unit is approximately 1.1 million cubic meters per year. Our plywood production comprises of higher-value-added products, such as special plywoods and veneers, as well as commodity plywood grades, all using the WISA brand. The main buyers of plywood products are the construction and transport industries, which use plywood in the construction of trailers and truck floors. Vehicle manufacturers use plywood because it is one of the strongest conventional lightweight materials available, making it possible to increase cargo capacity and reduce fuel consumption. Other uses for plywood include parquet flooring, scaffolding, concrete forming and shipbuilding, where plywood is used to build, among other things, the interiors of liquid natural gas transport tanks due to its ability to withstand extremely low temperatures without contracting. The plywood operations a significant restructuring of our Finnish wood products operations, we closed down our Viiala plywood mill at the end of 2004. We also intend to close our Kuopio plywood mill in August 2005. As a result of these closures, our production capacity will decrease by 70,000 cubic meters per year.

Our principal competitors in plywood include Finnforest Corporation (“Finnforest”), various midsize Eastern European producers, and a number of smaller producers in certain localized markets. In construction grade plywood, our principal competitors include North American, Russian and Indonesian producers, which export a substantial portion of their plywood production to Western Europe.

Sawmilling and Joinery. As of December 31, 2004, we were Europe’s third largest producer of sawn timber. The unit operates seven sawmills in Finland with a production capacity of approximately 1.7 million cubic meters per year, one mill in Austria with a production capacity of approximately 300,000 cubic meters per year and one mill in Pestovo, Russia, with a production capacity of 300,000 cubic meters per year. Each cubic meter of sawn timber requires 2.0 to 2.5 cubic meters of raw wood. The unit also produces joinery products from sawn timber at six locations in Finland. These joinery factories manufacture products and semi-finished products for the building industry and interior decorating, as well as wooden components for industrial use. Sawn timber and joinery products also carry the WISA brand. Since 2001, we have moved towards specializing most of our sawmills in a single species of timber to raise production efficiency and improve quality.

In late 2004, we closed down our Aureskoski sawmill. In addition, we have decided to reduce production at our Alholma and Kajaani sawmills by approximately one-third during 2005. As result of these measures our annual output of sawn timber will be decreased by approximately 400,000 cubic meters for 2005.

Our principal competitors in the sawn timber and joinery sector are suppliers based in the Nordic countries, including Stora Enso, Finnforest and SCA Timber (“SCA Timber”). In addition, the unit faces competition from local producers, particularly in Germany and Austria, as well as from Eastern European producers.

Building Supplies Trade. The building supplies unit operates the Puukeskus retail chain of mainly wood based building materials in Finland. We sold our Danish retail chain operations, Anco Træ, in April 2004 and our Irish-based building supplies trade operation, Brooks Group, in August 2004. These businesses had combined annual sales of approximately €265 million in 2003 and employed 620 people. Our main competitors in the building supplies trade are suppliers based in Finland and Sweden, including Stora Enso and Finnforest. In addition, the unit faces competition from smaller independent building material merchants that purchase sawn timber from a variety of producers. In 2004, 90% of the Wood Products Division’s production was sold in the European Union countries, with sales in Finland representing approximately 34% of the division’s total sales. The other main markets were in the United Kingdom, Germany and France.

The following table sets forth the Wood Products Division’s 2004 sales by geographic market:

	€ in millions	Percent of business area sales
Finland	€498	€34
Other European Union countries	835	56
Other European countries	41	2
U.S. and Canada	14	1
Rest of the world	98	7

Total	€1,486	€100

Other Operations

The major business units in our other operations are the forestry and energy departments in Finland and our associated companies, the most important of which are Metsä-Botnia and Pohjolan Voima Oy (“Pohjolan Voima”). The main purpose of these operations is to secure supplies of wood, energy and chemical pulp at competitive prices. Approximately 75% of the sales of these operations are to other units within the Group.

Other business units in other operations include:

•	our logistics companies, including Rauma Stevedoring Oy and UPM-Kymmene Seaways Oy, which are responsible for the forwarding, storage and export transport of our products;

•	the new ventures business unit, which develops new products and services in support of our future business operations; and

•	the real estate business unit, which holds business and residential premises in Finland.

Other operations is also responsible for staff functions and shareholdings.

Rafsec, which was formerly part of other operations, became part of the Converting Division as of January 2005.

The following table sets forth certain financial data regarding other operations:

	Year ended December 31,
	2004	2003	2002
	(€ in millions, except for personnel data)
Other Operations
Sales (1)	552	512	525
Operating profit (2)	369	40	55

Forestry department (Finland)	61	49	31
Energy department (Finland)	118	96	69
Other	190	(105)	(45)
Personnel (at December 31)	2,881	2,887	3,546
Associated companies and joint ventures in Other Operations:
Share of results, before tax (3)	64	29	80
Metsä-Botnia	67	37	70
Pohjolan Voima	(9)	(23)	(13)
Other	6	15	23

(1)	Sales include sales outside the Group only.

(2)	Operating profit includes the following items: for 2004, income of €249 million arising from the change in Finland’s employment pension scheme and charges of €11 million relating to the Group’s restructuring and €19 million relating to long term wood supply agreements; for 2003, charges of €19 million arising from the cancelled MACtac deal, €6 million on the sale of the Rosenlew business, and €5 million arising from restructuring of the forestry department in Finland; and, for 2002, income of €14 million on the sale of Walki Films business unit.

(3)	The 2004 figure includes income of €10 million arising from the change in the Finnish employment pension scheme, of which €6 million is attributable to Metsä-Botnia, €3 million to Pohjolan Voima and €1 million to other companies.

Our energy and forestry departments are described in “—Energy” and “—Wood Procurement” below.

Associated Companies and Joined Ventures

Metsä-Botnia

We own 47% of Metsä-Botnia, one of Europe’s biggest pulp producers with a capacity of 2.7 million tons per year. The other owners of Metsä-Botnia are M-real (39%) and Metsäliitto Cooperative (14%). Metsä-Botnia produces softwood and hardwood pulps at five mills in Finland and its sales in 2004 were €1,063 million. Metsä-Botnia had 1,359 employees as of December 31, 2004. Most of the pulp produced by Metsä-Botnia is supplied to its shareholders. Through our annual quota of 1.1 million tons per year, Metsä-Botnia has the ability to provide approximately one-third of our annual chemical pulp requirement. In 2004, we bought 568,000 tons of pulp from Metsä-Botnia.

Metsä-Botnia has decided to invest USD 1.1 billion in a pulp mill in Uruguay with an annual capacity of 1 million tons. The project received all necessary environmental permits in mid-February 2005 from Uruguay’s environmental authority and the final decision to proceed was made at the beginning of March. The pulp mill will have a production capacity of approximately one million tons per year and is expected to begin production in the second half of 2007. We will participate in Botnia’s pulp mill project in

Uruguay with a US$ 67 million (€51 million) direct capital investment. In connection with the pulp mill investment decision, to ensure the stability of Botnia’s ownership base, Botnia’s owners, UPM, M-real and Metsäliitto have agreed that Botnia’s shareholders will offer their shares to other shareholders in case of a possible change in their share or vote majority.

Pohjolan Voima

We have a 40.97% interest in Pohjolan Voima, which generates and procures approximately 20 TWh of electricity and heat annually for its shareholders, which are typically Finnish industrial companies. The company supplies approximately 40% of our electricity requirement, mostly as hydropower and nuclear power. Nuclear power is generated by Teollisuuden Voima Oy, which is 57.2% owned by Pohjolan Voima. In 2004, Pohjolan Voima had sales of €565 million and it employed, at year end, 177 people.

In 2003, Teollisuuden Voima made a decision to build a new nuclear power plant with a capacity of 1,630 megawatts (MW) in Olkiluoto, Eurajoki, Finland. UPM has reserved 470 MW of power capacity of the new plant via Pohjolan Voima. With our €40 million equity investment in the project made at the end of 2004, we intend to secure competitively priced electricity for our mills in Finland in the future.

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

We produce close to 90% of the chemical pulp supplies necessary for our papermaking operations internally or through our associated company, Metsä-Botnia. The total production capacity of our five chemical pulp mills is 2.3 million tons per year. As of December 31, 2004, the Kaukas mill had an annual capacity of 730,000 tons, the Wisaforest mill had an annual capacity of 800,000 tons, the Kymi mill had an annual capacity of 525,000 tons, and the Tervasaari mill had an annual capacity of 240,000 tons. Our current chemical pulp entitlement from our 47% interest in Metsä-Botnia totals 1.1 million tons per year.

We sell most of our chemical pulp, which is considered a commodity, internally at market price. In order to balance chemical pulp production and the specific pulp requirements of our paper mills, we sell some of the chemical pulp we produce and purchase some other qualities of pulp from other suppliers in the open market. Our consumption of recycled fiber pulp amounted to 2.3 million tons in 2004, making us the largest user of recycled fiber for publication paper manufacturing in Europe.

The following table sets forth our annual pulp production volumes:

	Year ended December 31,
	2004	2003	2002
	(1,000 tons)
Production (1)
Chemical pulp
Own production	2,241	2,027	2,102
From associated companies	568	605	594
Mechanical pulp	2,902	2,952	2,951
Recycled fiber pulp	2,257	1,875	1,735

Total	7,968	7,459	7,382

(1)	Includes the production of all our pulp mills.

The following table sets forth our annual pulp consumption volumes:

	Year ended December 31,
	2004	2003	2002
	(1,000 tons)
Consumption
Chemical pulp	3,290	3,139	3,161
Mechanical pulp	2,948	3,002	2,988
Recycled fiber pulp	2,259	1,877	1,737

Total	8,497	8,018	7,886

Energy

Energy is a significant component of paper industry costs, most notably in the production of mechanical pulp for magazine papers and newsprint. Thus, low-cost energy is an important contributor to profitability when producing these grades of paper. Our energy policy is to secure supplies of electricity that are reliable and cost-effective. Energy supplied by our owned and leased power plants or obtained through shares in power companies covers the requirement of our Finnish mills. Outside Finland, most of the electricity used by our mills is purchased locally. Including our shares in power companies, the Group is approximately 70% self-sufficient in electric power. In Finland, we are self-sufficient.

Our electricity procurement in 2004 amounted to 21.0 TWh, of which 18.5 TWh was used internally and 2.5 TWh was sold. Total electricity consumption by our mills outside of Finland was 6.9 TWh.

The generating capacity available to us in Finland through in-house and leased capacity and through associated companies totaled approximately 2,200 MW as at December 31, 2004. Our most important associated companies in terms of energy are Pohjolan Voima, in which we have a 40.97% holding, and Kemijoki Oy, of whose hydropower shares we own 19.0% representing 4.1% of Kemijoki’s total share capital.

As part of our environmental strategy, we have reduced our consumption of fossil fuels by substituting them primarily with biofuels. In 2004, biofuels accounted for 58% of our total fuel supply. The high share of biofuels of the total supply is a result of an extensive recent investment program including the construction of several power plants utilizing biomass fuels. In addition, we have expanded our use of biomass fuels to include the byproducts of logging. In 2004, we procured logging residues that generated energy of approximately 1.3 TWh. The energy was generated at our own power plants, as well as at our associated companies’ power plants. We are required to participate in certain emissions trading programs, as such programs are developed, particularly in Europe.

Wood Procurement

We own 920,000 hectares of forestland in Finland, of which 770,000 hectares are in commercial use. Currently, the annual growth of these forests is estimated to be approximately four million cubic meters and the planned level of sustainable felling is 2.1 million cubic meters per year, representing approximately 10% of our consumption in Finland. In addition, we manage approximately 230,000 hectares of forestland for private forest owners in Finland. In 2004, we felled 1.7 million cubic meters of wood on our land in Finland, representing 8% of our Finnish wood consumption. We also own approximately 3,000 hectares and manage (through our Tilhill Forestry subsidiary) 160,000 hectares of forestland in the United Kingdom and own 79,000 hectares of forestland in the United States. In Canada, we have 17,000 hectares of forestland and also administer 942,000 hectares of Province-owned forestland under long-term licenses. We also have a 38.4% direct ownership interest in Forestal Oriental, a forest management company in Uruguay with 87,000 hectares of land, of which approximately 42,000 hectares are planted with eucalyptus. Metsä-Botnia, our 47% owned associated pulp company, has a 60% interest in Forestal Oriental. The joint venture in Zhanjiang, China to focus initially on forestation projects and possibly in the future to construct a pulp mill was dismantled during the year.

The following table sets forth our wood consumption by country:

	2004	2003	2002
	(1,000 m3)
Finland	21,480	20,910	20,960
United Kingdom	300	690	760
Austria	900	980	800
Canada	2,140	2,080	2,140
France	500	460	420
Germany	560	520	500
Russia	380	200	200
United States	410	410	560
Estonia	40	60	—

Total	26,710	26,310	26,340

The Group’s total wood consumption was 26.7 million cubic meters in 2004. Wood consumption by our production plants in Finland totaled 21.5 million cubic meters. Of this amount, our paper divisions used approximately 71% and the Wood Products Division used approximately 29%. Of the total Finnish wood consumption, 3.2 million cubic meters was imported. Imports declined from the previous year due primarily to weather-related supply restrictions. The forestry department in Finland, which is responsible for overall wood procurement and own forest management, supplied 4.4 million cubic meters of wood to associated companies and other mills outside of our Group in addition to providing wood for our own mills.

Wood consumption by our mills outside Finland totaled 5.2 million cubic meters in 2004. Wood required by our subsidiaries outside Finland is purchased primarily from local suppliers and is primarily based on long-term contracts.

The amount of wood cut from our forests can fluctuate from year to year depending on the supply of wood raw material from other sources. We are active in the management of our forestlands. Areas that have been harvested for wood are regenerated with pine, spruce or birch. Four to five saplings are generally planted for each tree cut. We seek to maintain and enhance biodiversity on our forestlands through the training of our personnel in implementing modern schemes of forestry for more diverse forest ecosystems.

Marketing

We market our products through our own sales companies in our major markets and through an extensive network of paper agents and representatives in other countries. We sell paper products mainly to European customers and have an established customer base in North and South America, Asia, Africa and Australia. We believe that maintaining our own sales organization in major markets improves our ability to respond to customers’ needs. The Converting Division has its own worldwide marketing and sales network. With respect to our Wood Products Division, we have sales and distribution companies in 15 countries as well as agents covering our most important markets around the world.

The following table sets forth our sales by market area:

	Year ended December 31,
	2004	2003	2002
	(€ in millions)
Germany	€1,543	€1,550	€1,803
United Kingdom	1,295	1,216	1,369
Finland	1,029	1,090	942
France	710	725	850

	Year ended December 31,
	2004	2003	2002
	(€ in millions)
Other European Union countries	2,291	2,041	2,151
Other European countries	422	775	800
U.S.	1,323	1,209	1,269
Canada	143	113	213
Rest of the world	€1,064	€1,068	€1,020

Total	€9,820	€9,787	€10,417

Seasonality of UPM’s Business

The demand for our products does not depend on the seasons in any material way, nor does our manufacturing or marketing substantially fluctuate due to the seasons.

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

Our patent strategy is to protect the results of our research and development work, like manufacturing processes and end products, to the fullest extent allowed under relevant intellectual property law. In pursuing this strategy, we seek to protect our right to utilize the results of our own research and development work worldwide and to prevent unfair competition from other companies.

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

In 2004, we filed 13 patent applications as first filings and in addition to these 82 Patent Cooperation Treaty applications. As at December 31, 2004, our intellectual property rights were protected by approximately 557 patents and patent applications.

Environmental and Regulatory Matters

Our operations are subject to comprehensive environmental laws and regulations. Violations of these laws or regulations could result in fines, injunctions (including orders to cease the violating operations and to improve the condition of the environment in the affected area or to pay for such improvements) or other penalties. In addition, environmental permits are required for certain of our operations. These permits may be subject to revocation, renewal and modification by the issuing authorities at their discretion and in compliance with applicable laws. Management believes that we are, in all material respects, in compliance with the environmental laws and regulations applicable to us and that our discharges and emissions are within or well below levels established by regulation or permits. We invest substantial capital resources on environmental compliance and monitoring of the environment. Our operating expenses including depreciation attributable to environmental protection amounted to €112 million and our capital expenditures on environmental protection amounted to €55 million in 2004, as compared to operating expenses (including depreciation) attributable to environmental protection of €109 million and €113 million in 2003 and 2002, respectively, and capital expenditures on environmental protection of €37 million and €21 million in 2003 and 2002, respectively.

We are committed to the principles of sustainable development as set out in the charter of the International Chamber of Commerce. In 1996, an environmental policy, which includes a principle of continual improvement of our environmental record, was approved for our operations. In 2002, this environmental policy was reviewed with minor amendments. Management has set the goal that all of our major production plants should have ISO 14001 or other comparable standard compliant environmental management systems in use. At present, all of our paper mills, have ISO 14001 certified environmental management systems in place. In addition, four of the Converting Division’s plants also have certified systems. Our Finnish plywood and sawmills, and our Finnish hydroelectric power plants and our forestry department each have been granted an ISO 14001 certification. All of our pulp and paper mills in Finland and most of those elsewhere in Europe have also received approval for their systems under the EU’s EMAS scheme. Our Finnish pulp and paper mills published a joint EMAS report for 2003. We continued the work to gain certification for the chain of custody for our wood raw material. In 2004, approximately 70% of the wood we used came from certified forests, as compared to approximately 67% and 58% in 2003 and 2002, respectively. During the summer 2004, we began field-testing to compare forest certification schemes in three countries: Finland, Great Britain and Canada. The study compares national forest certification schemes with the international PEFC and FSC schemes in forests owned or managed by us.

In 2002, the specific average waste water amount of paper production decreased by approximately 16% and the respective oxygen demand of discharges approximately by 15%. The total fossil carbon dioxide emissions of mill power plants were up some 22%, but the total solid waste amount to landfills decreased by approximately four percent. Paper production increased by approximately 21%, primarily because of the four Central European mills we had acquired in 2001. In 2003, the specific average waste water amount of paper production decreased by approximately 4% and the respective oxygen demand of discharges by approximately 11%. The total fossil carbon dioxide emissions of mill power plants remained about the same, while the total solid waste amount to landfills increased by approximately 5%. Paper production increased about 2%. In 2004, the specific average waste water amount of paper production decreased by approximately 6% and the respective oxygen demand of discharges by approximately 3%. The total fossil carbon dioxide emissions of mill power plants remained about the same, while the total solid waste amount to landfills decreased by approximately 26%. Paper production increased about 6%.

Our most important recent project in terms of its environmental impact was the modernization work at Pietarsaari pulp mill, which was completed in May 2004. Following completion, the mill’s specific dust emissions have decreased by 60%, and the specific chemical oxygen demand of the effluent by 20% in 2004.

We have continued to improve the efficiency of our production processes and our use of energy for those processes. We also have continuously increased the use of renewable fuels. Both improving efficiency and increasing use of renewable fuels contribute towards decreasing specific carbon dioxide emission. Inasmuch as the impact of any climate change legislation will depend on the implementation measures adopted by the various countries in which we have production facilities, we are currently not in a position to assess the scope of such impact or the need, if any, for capital expenditures in connection with any legislative proposals for addressing climate change. Based upon current information, however, we do not expect the implementation of climate change policies to have a material adverse effect on our financial condition and results of operations. Renewable fuels presently account for approximately 58% of all fuels used by us to generate heat and electricity at our mills’ sites.

There has been a steady drive to increase the proportion of recycled fiber in the raw material base in all countries where we produce newsprint. We are the largest user of recovered paper for printing papers in the world, with annual consumption of 2.8 million tons in 2004. As part of this effort, we are increasing the deinking capacity of our Kaipola mill to 210,000 tons per year.

Forest and environmental protection legislation in Finland places the ecological and social sustainability of forests alongside their sustainability for commercial utilization. One of the central aims of the environmental legislation, is to preserve natural biodiversity. As a result of current legislation, we provide extensive environmental training to our forestry department’s entire field personnel.

We have adopted a policy of not purchasing wood from protected forestlands or from any other areas designated by local forest or environmental authorities as being of special ecological importance. All suppliers of imported wood are required to provide proof of the origins of their wood.

We are included in the sustainability indices DJSI World and DJSI EuroStoxx, indices that have been adopted by Dow Jones for companies that are industry leaders in ecological and social sustainability. In 2004, we were selected to the DJSI World Forest Products & Paper industry index as sector leader.

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

The following table sets forth the significant subsidiaries owned, directly or indirectly, by UPM-Kymmene Corporation, their country of incorporation, the percentage of shares of that subsidiary that we own and the percentage of voting power we have in that subsidiary:

Name of Company	Country of Incorporation	Percentage Owned	Percentage Voting Power
UPM-Kymmene Beteiligungs GmbH	Germany	100	100
UPM-Kymmene Vervaltung GmbH	Germany	100	100
UPM-Kymmene Administrations GmbH & Co. KgaA	Germany	100	100
UPM-Kymmene Papier GmbH & Co. KG	Germany	100	100
Nordland Papier GmbH	Germany	100	100
UPM-Kymmene Miramichi Inc.	Canada	100	100

Property, Plants and Equipment

Our executive offices are located at Eteläesplanadi 2, Helsinki, Finland, in a building owned by the Group. We generally own all our manufacturing facilities. In addition to manufacturing facilities, we own a number of other facilities, including warehouses, distribution centers and shipping terminals.

Our manufacturing facilities include the following:

Location of Facility	Unit	Capacity	Principal Activity
(tons)
Paper Divisions

Austria

Steyrermühl	Steyrermühl	190,000 300,000	SC magazine paper newsprint

Canada

Miramichi, NB	Miramichi	450,000 240,000 150,000	LWC magazine paper chemical pulp (closed in Dec. 2004) timber, m3

China

Changshu (1)	Changshu	600,000 200,000	uncoated fine paper coated fine paper

Finland

Jämsänkoski	Jämsänkoski	120,000 610,000 140,000	LWC magazine paper SC magazine paper label papers

Kaipola	Kaipola	300,000 410,000	LWC magazine paper newsprint

(1)	Including new capacity of 450,000 tons after completion of the rebuild in May 2005.

Location of Facility	Unit	Capacity	Principal Activity
		(tons)
Kajaani	Kajaani	160,000 450,000	SC magazine paper newsprint

Kuusankoski	Kymi	570,000 380,000 20,000 525,000	coated fine paper uncoated fine paper MG paper chemical pulp

Lappeenranta	Kaukas	580,000 730,000	LWC magazine paper chemical pulp

Pietarsaari	Wisapaper Wisapulp	180,000 800,000	kraft paper chemical pulp

Rauma	Rauma	710,000 540,000	LWC magazine paper SC magazine paper

Valkeakoski	Tervasaari	460,000 240,000	kraft, envelope, release and base label papers chemical pulp

Voikkaa	Voikkaa	400,000	LWC magazine paper

France

Docelles	Papeteries de Docelles	130,000	uncoated fine paper
Grand-Couronne	Chapelle Darblay	350,000	newsprint
Strasbourg	Stracel	280,000	magazine paper and special newsprint

Germany

Augsburg	Augsburg	360,000 120,000	LWC magazine paper SC magazine paper

Dörpen	Nordland	840,000 540,000	coated fine paper uncoated fine paper

Schongau	Schongau	220,000 490,000	SC magazine paper newsprint

Schwedt	Schwedt	300,000	newsprint

United Kingdom

Irvine	Caledonian	270,000	LWC magazine paper
Shotton	Shotton	500,000	newsprint

United States

Grand Rapids, MN	Blandin	350,000	LWC magazine paper

Converting Division

Australia

Braeside (2)	Raflatac	n/a	label materials

China

Shanghai(2)	Raflatac Walki Wisa	n/a n/a	label materials packaging materials

(2)	Leased facility.

Location of Facility	Unit	Capacity	Principal Activity
(tons)
Finland

Jyväskylä	Rafsec	n/a	label materials
Lohja	Loparex Group	65,000	release paper
Pietarsaari	Walki Wisa	n/a	packaging materials
Tampere	Raflatac	n/a	label materials
Valkeakoski	Walki Wisa	n/a	packaging materials

France

Pompey (Nancy)	Raflatac	n/a	label materials

Germany

Jülich	Walki Wisa	n/a	packaging materials
Steinfurt	Walki Wisa	n/a	packaging materials

Malaysia

Johor	Raflatac	n/a	label materials

The Netherlands

Apeldoorn	Loparex Group	n/a	release paper

South Africa

Pinetown (2)	Raflatac	n/a	label materials

Spain

Polinyá (Barcelona)	Raflatac	n/a	label materials

Sweden

Örnsköldsvik	Walki Wisa	n/a	packaging materials

United Kingdom

Garstang (2)	Walki Wisa	n/a	packaging materials
Glossop	Loparex Group	n/a	release paper
Scarborough	Raflatac	n/a	label materials

United States

Cullman, AL	Loparex Group	n/a	release paper
Dixon, IL	Loparex Group	n/a	release paper
Eden, NC	Loparex Group	n/a	release paper
Iowa City, IA	Loparex Group	n/a	release paper
Fletcher, NC	Raflatac	n/a	label materials

Location of Facility	Unit	Capacity	Principal Activity
		(tons)
Wood Products Division

Estonia

Otepää	Plywood	25,000	plywood

Finland

Heinola	Plywood	50,000	plywood
Joensuu	Plywood	50,000	plywood
Kuopio	Plywood	30,000	plywood (to be closed in August 2005)
Lahti	Plywood	n/a	plywood
Lappeenranta	Plywood	70,000	plywood
Pellos	Plywood	480,000	plywood
Savonlinna	Plywood	75,000	plywood
Jyväskylä	Plywood	100,000	plywood
Vuohijärvi	Plywood	70,000	veneer
Keuruu and Lohja	Plywood	18,000 (combined)	Special plywood and veneer

France

Loulay	Plywood	50,000	plywood

Russia

Chudovo	Plywood	75,000 7,500	plywood veneer

Austria

Steyrermühl	Sawmilling	300,000	timber

Finland

Heinola	Sawmilling	120,000 10,000	timber components
Kajaani	Sawmilling	120,000	timber
Korkeakoski	Sawmilling	300,000	timber
Lappeenranta	Sawmilling	500,000	timber
		60,000	components
Leivonmäki	Sawmilling	70,000	timber
Luumäki (2)	Sawmilling	20,000	components
Parkano	Sawmilling	90,000	components
Pietarsaari	Sawmilling	200,000	timber
Pori	Sawmilling	350,000	timber

Russia

Pestovo	Sawmilling	190,000	timber

(2)	Leased facility.

In addition to the manufacturing facilities listed above, we own six and lease three hydro power plants with an aggregate capacity of 111 megawatts and 87 megawatts, respectively.

Item 5.	Operating and Financial Review and Prospects

General

The information in this item concerning our financial condition and results of operations refers to the consolidated financial statements included elsewhere in this annual report, which are prepared in accordance with IFRS. IFRS differs in certain significant respects from U.S. GAAP. A reconciliation of the amounts of net profit and shareholders’ equity reported under IFRS to the amounts determined under U.S. GAAP is set out in Note 40 of the notes to the consolidated financial statements included elsewhere in this annual report. For a discussion of the principal differences between IFRS and U.S. GAAP, see “—Principal Differences Between IFRS and U.S. GAAP.”

Overview

UPM has a relatively broad product portfolio, but our focus is on papermaking. The sale of magazine papers, newsprint and fine and speciality papers amounted to 67% of our total sales in 2004, compared with 66% in 2003 and 67% in 2002. We supply a broad range of paper products to our customers worldwide, including publishers, printers, retailers, converters and merchants. We derive additional revenue from the sale of converted products and wood products which both accounted for 13-15% of sales in the years 2004, 2003 and 2002. Converted products include pressure-sensitive labelstock, RFID labels, siliconized papers and industrial wrappings. Converted products utilize UPM’s own proprietary technology and partially is a customer for our paper businesses. Wood products, which consists of plywood and sawn timber also supply wood raw material to paper production. We are well-integrated, with a high degree of self-sufficiency in pulp and energy, while our forest holdings serve as a strategic buffer in the Finnish wood market. UPM is still primarily a European company, as sales to Europe represented 74% of total sales during the year 2004, compared with 75% in 2003 and 76% in 2002. North America represented 15% of sales, compared with 14% in 2003 and 14% in 2002, and the rest of the world the remaining 11% of sales in 2004, 11% in 2003 and 10% in 2002. The geographic allocation of sales has remained similar over the past three years, but the importance of Asia and China in particular is expected to grow. See “Item 4. Business Overview—Market Area.”

The main driving forces in the paper and forest products industry are general economic growth, advertising, paper demand trends, industry’s capacity build-up, commodity pricing, delivery volumes, capacity utilization, cost competitiveness and construction activity. The sales prices and capacity utilization rates for our main products are strongly affected by general business conditions in the markets in which we operate. Individual suppliers have very little influence on these factors and the resulting product sales cycles. As a result, the companies in the paper and forest products industry compete primarily on cost effectiveness to offset downturns in the sales cycles. Efficiency of operations, manufacturing costs, and the prevailing exchange rates between producer and consumer countries affect profitability in our industry. We believe that to be successful in the industry, a company should be positioned at the lower end of a cost curve in its core product areas, have a suitable, high-quality product mix and proximity to key global customers. Although we have been among the most profitable large companies in the paper and forest products industry, our profitability position may fluctuate depending on differences in business conditions for different products as well as on changes in currency exchange rates.

Our management has been focused on a continuous drive towards greater efficiency and cost-control. The restructuring measures we have undertaken since the merger of Repola and Kymmene and during the early 1990s have reduced our costs and supported our profitability in the current cycle. During 2003, we introduced a cost savings program aimed at achieving annual savings of €200 million by the beginning of 2005, which we achieved ahead of time in the second quarter of 2004. In addition, the synergy benefits from the Haindl acquisition in late 2001 positively affected our financial performance. The synergy benefits of €70 million were reached by the end of in the third quarter of 2004.

Trends in Our Business

In the early 1990s, numerous capacity expansions in the industry led to an oversupply of many forest products which, exacerbated by the recession in Western Europe and North America, led to reduced capacity utilization rates and intensified competition. Consequently, this period was characterized by lower paper and pulp prices. In 1994 and 1995, improvements in capacity utilization and price increases in certain paper grades created a favorable economic environment for industry participants. As a result of their improved financial position, paper producers then initiated a number of new capital investment projects. The overall capacity increase, however, was lower than during the previous industry cycle, as paper producers emphasized capacity gains through industry consolidation and greater financial strength. More controlled capital expenditure and consolidation have been characteristic of the industry also in most recent years, although excessive investments have been made in some paper grades. Between 2001-2003, demand for most paper products was very weak, with declines in demand for certain paper grades resulting in oversupply and low prices. During 2004, paper demand began to strengthen and industry operating rates rose to a level where price increases were once again possible.

Although consumption by end-users of most paper grades has in general increased relatively steadily by an average of approximately 3% annually in recent history, significant fluctuations in levels of stocks maintained by paper producers and customers have periodically increased variations in demand. For example, from time to time, cyclicality has resulted from the practice of customers leveraging inventory capacity by increasing stocks at lower prices and then reducing stocks as prices increase.

Due to a weak economic outlook, lower levels of profitability and adverse price developments in recent years, industry participants have been more cautious about making significant investments in production capacity. European and North American paper producers have increased investments in capacity mainly through rebuilding, acquiring, and restructuring, rather than through investing in new capacity. New capacity has, however, been introduced in Asia, and to a lesser degree in Europe in the area of newsprint and coated magazine and fine paper.

For certain paper grades, European industry participants also face a potential threat from producers in Asia and South America, as well as North America and Eastern Europe. In 2004, for example, Asian and South American producers’ share of the European uncoated fine paper market was approximately 6%. In turn, approximately 10% of the newsprint consumed in Europe comes from North America and Russia. Throughout the early 1990s, Asian producers increased their investments in new capacity and their share of world paper production rose. However, as a result of economic uncertainty in the area, these investments slowed down considerably from 1997 through the early 2000’s as decreasing demand growth in the area resulted in over-capacity and local producers faced financial difficulties. Recently, the activity has picked up, with the growth of the Chinese paper market bringing opportunities for paper companies. Significant investments in paper capacity are currently being made in China, including UPM’s new fine paper machine to be started up in the summer of 2005.

Market Conditions for Paper Products

The main driving forces behind the demand for paper are economic growth, advertising in printed media and circulation of magazines, newspapers and other paper-based material used by consumers. It is typical for the paper industry that demand and prices fluctuate significantly from one year to another.

The following tables set forth global demand for printing papers in 2004:

	Magazine Papers	Newsprint	Fine Papers
	(Million tons per year)
Europe	10.8	13.2	20.1
U.S. and Canada	8.4	14.4	18.3
Rest of the world	3.9	17.5	34.7

Total	23.1	45.1	73.1

	Magazine Papers	Newsprint	Fine Papers
	(Kilograms per capita per year)
Europe	14.7	18.0	27.4
U.S. and Canada	25.8	44.2	56.2
Rest of the world	0.7	3.3	6.5
World average	3.6	7.1	11.5

Sources: CEPIPRINT, CEPIFINE and Pulp and Paper Products Council (“PPPC”).

The following tables set forth changes in demand for printing papers in our principal markets, Europe and the United States and Canada in the last five years:

Changes in Demand for Printing Papers

Paper Grade	2004	2003	2002	2001	2000
	(Percentage change from prior year)
Europe

Newsprint	5	1	(5)	(3)	4
SC magazine	3	2	(1)	0	9
Coated magazine	6	3	1	(6)	13
Coated fine paper	8	2	0	(7)	3
Uncoated fine paper	7	(2)	(1)	(2)	2

U.S. and Canada

Newsprint	(1)	(1)	(2)	(11)	0
SC magazine	(3)	6	5	(2)	14
Coated magazine	8	5	5	(8)	5
Coated fine paper	7	(5)	4	(9)	1
Uncoated fine paper	1	(1)	(2)	(7)	(1)

Sources: CEPIPRINT, CEPIFINE and PPPC.

Paper demand fluctuations have been rather significant in recent years. Because of good general economic conditions, demand growth in 2000 was strong and well above average. Economic growth weakened in 2001 as the subdued advertising market and the utilization of previously built up inventories resulted in a decreased demand for paper, especially in the United States and Canada but also in Europe. In 2002, improvements were seen in the North American market as the economic environment improved, but the European paper demand continued to be weak. In 2003, magazine paper demand picked up, but the demand for newsprint and fine paper was still weak on both continents. In 2004, as a result of strong economic growth, advertising, direct mail, pagination and classified ads increased. Accordingly, paper demand overall grew above average in both Europe and North America, by approximately 6% in Europe and by approximately 2% in North America. Speciality paper demand (not included in the table) is generally more stable than that of commodity paper grades. Label paper demand has continued to grow over the past five years, and the average long-term growth is approximately 5%. Demand for packaging paper typically grows more slowly, but the market has been relatively stable and the demand was quite strong in 2004.

Demand growth for the converting industry’s products weakened in North America and Asia in 2001 following strong business conditions in 2000. The market remained challenging throughout 2002 and 2003, in North America, Asia, and Europe. Siliconized paper markets were especially lackluster. In 2004, due to strong economic growth, the converting markets strengthened especially in North America but also in Europe. In particular, the demand for pressure-sensitive labels grew strongly driven primarily by growth in the United States of approximately 5% per year. Demand for sawn timber, as well as for plywood and building supplies, was good in 2001, but the sawn timber market was heavily oversupplied. In 2002, demand for sawn timber was quite satisfactory, as was the case in plywood. Wood based building supplies business was brisk in 2002. During 2003, the markets for plywood became competitive while oversupply of sawn timber continued in Europe. During 2004, the demand for plywood improved and the markets became less oversupplied. Sawn timber demand in Europe was satisfactory, but the market continued to be well oversupplied. Global market pulp demand follows the paper business cycle. During 2001 and 2002, pulp markets were depressed due to weak paper demand, but with improving operating rates they improved somewhat in 2003. During 2004, prices rose due to a strong demand for pulp and a decrease in producer inventories.

The following tables set forth changes in prices for printing papers in our principal markets, Europe and the United States and Canada, in the last five years:

Changes in Prices for Printing Papers (1)

Paper Grade	2004	2003	2002	2001	2000
	(Percentage change from prior year)
Europe

Newsprint	(2)	(13)	(13)	16	2
SC magazine	(3)	(7)	(5)	3	3
Coated magazine	(3)	(10)	(10)	4	4
Coated fine paper	(4)	(11)	(7)	(2)	20
Uncoated fine paper	(6)	(10)	(5)	(3)	21

U.S. and Canada

Newsprint	10	10	(21)	3	9
SC magazine	4	3	(14)	(2)	2
Coated magazine	5	1	(15)	(7)	10
Coated fine paper	4	3	(12)	(11)	8
Uncoated fine paper	5	(5)	(5)	(5)	13

Sources: Resource Information Systems, Inc. and Pulp and Paper International.

(1)	Price changes in Europe are based on prices in euros and price changes in U.S. and Canada are based on prices in U.S. dollars.

Paper prices generally fluctuate even more than demand. In 2000, prices for magazine paper and fine paper increased, while prices for newsprint remained stable. At the beginning of 2001, due to good demand, prices for magazine papers and newsprint increased further in Europe. Fine and speciality paper prices, along with pulp prices, were under pressure during the year in both Europe and North America. During 2002, prices of all main paper grades declined, as overcapacity was persistent. The market situation began to improve in North America late in the year, however, and during 2003 prices were increased from their historically low levels in 2002, with the exception of uncoated fine paper. In Europe, average prices of newsprint declined by 13%, magazine papers by 9% and fine papers by 10-11% in 2003. During 2004, average prices continued to decline in Europe and improve in North America. In Europe, 2004 prices were at historically low levels, with prices approximately 15-25% lower depending on grade than in 2000. In North America, industry operating rates were higher and prices continued to rise during 2004 from historically low levels.

Market Conditions for Pulp

Pulp, which is a main ingredient in the manufacture of fine paper and an important element in the production of magazine papers and selected other paper grades, has a more volatile price history than paper. The table below sets forth the price development of the benchmark pulp grade, Northern Bleached Softwood Pulp (NBSKP), for the last five years.

Market Pulp (NBSKP) Prices, USD/ton

Year	Average	High	Low
2000	683	710	630
2001	535	705	450
2002	463	490	435
2003	526	560	440
2004	617	660	560

High/Low Based on Monthly Average Prices

The direct impact of the fluctuation in market pulp prices on our overall profitability has been minimal since we use almost all our pulp production internally as raw material for our paper production and have a share of associated company Metsä-Botnia’s pulp production available for our paper manufacturing. Overall, the Group is approximately 90% self-sufficient in pulp.

Market Conditions for Converted Products

During 2000, the markets for converted products were very strong during the first half of the year but the situation moderated in the second half of the year. In 2001, the weaker general economic environment negatively affected the markets for siliconized papers and industrial wrappings. Also the demand growth rate of pressure-sensitive labelstock declined from a year earlier, but it was still positive. The weaker demand continued in 2002 with some improvement in the latter half, when there were signs of improved market conditions for pressure-sensitive labelstock. During 2003, the North American market for pressure-sensitive labelstock improved, but the European demand was weak. Also the Asian market developed positively. Meanwhile, the demand for siliconized papers continued to be weak in North America and Europe. Weak demand in the paper and food industries led to weak markets for industrial wrappings in 2003. During 2004, the markets for converted products strengthened particularly in North America, but also in Europe. In particular the demand for the pressure-sensitive labels grew strongly, driven primarily by growth in the United States of approximately 5% per year. European and Asian demand also picked up and selected price increases for pressure-sensitive label stock were carried out in markets during 2004. The market conditions for siliconized papers also improved. The industrial wrappings market in Europe improved during 2004 as paper and other process industry operating rates rose and paper-based wrappings demand grew.

Market Conditions for Wood Products

Prices for plywood, after rising in 2000, were relatively stable in 2001 as a result of good demand. During 2002, plywood prices declined somewhat due to fierce competition. Prices declined noticeably in 2003 due to tough market conditions and U.S. dollar based exporters becoming more active in the European market. The demand for plywood improved again in 2004 and the market became more favorable during the second half of the year. As a result, price increases took place. Sawn timber prices strengthened during the first half of 2000, but began to falter towards the end of the year, mainly due to increased supply. The oversupply situation continued in 2001 and prices weakened. In 2002, sawn timber prices remained low, but as a result of low inventories and relatively good demand, prices began to rise once again towards the end of the year. During 2003, the market weakened especially in the second half of the year due to oversupply and average sawn timber prices in 2003 were little changed as compared to the year before. During 2004, sawn timber markets continued to be oversupplied as production from Scandinavia and Eastern Europe entered the market. As a result prices remained depressed throughout 2004.

First-time Adoption of International Financial Reporting Standards

These consolidated financial statements are the first financial statements of UPM prepared in accordance with International Financial Reporting Standards (IFRS) to be filed with the Commission. IFRS 1, First-time Adoption of International Financial Reporting Standards, came into force for periods beginning on or after January 1, 2004, and earlier application is allowed and encouraged. We adopted IFRS 1 in preparing our 2003 financial statements instead of SIC-8, First-Time Application of IAS, as the Primary Basis of Accounting. IFRS 1 requires an entity to comply with each IFRS effective at the reporting date for its first IFRS financial statements. Up until December 31, 2003, the consolidated financial statements have been prepared in accordance with Finnish Accounting Standards (FAS). FAS differ in certain respects from IFRS. When preparing our 2003 and 2002 consolidated financial statements, management has amended certain accounting, valuation and consolidation methods applied in the FAS financial statements to comply with IFRS. The comparative figures in respect of 2002 have been restated to reflect these adjustments. Reconciliations and descriptions of the effects of the transition from FAS to IFRS on the Group’s equity and its net profit are shown in Note 39 of the notes to the consolidated financial statements included elsewhere in this annual report.

Retirement Benefit Obligations

Under FAS, the retirement benefit obligations are generally recorded in accordance with local accounting practices in the countries in which employees are provided with such benefits. On transition to IFRS, additional retirement benefit obligations were recognized for certain defined benefit plans, especially in Finland. In accordance with IFRS 1, the Group elected to recognize all cumulative actuarial gains and losses of €126 million for all plans at the date of transition to IFRS. Subsequent to the adoption of IFRS 1, we applied IAS 19 to all plans, in which we use the corridor approach for actuarial gains and losses.

The Group has not applied any other exemptions allowed by IFRS 1.

Application of Critical Accounting Policies

The following discussion is based upon our consolidated financial statements, which have been prepared in accordance with IFRS, with a reconciliation to U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to tangible and intangible assets, bad debts, inventories, provisions and income taxes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe that the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements. All of our accounting policies are summarized in our consolidated financial statements, which are included elsewhere in this annual report. Where there is a difference in accounting policy between U.S. GAAP (as reported in Note 40 to the financial statements) and IFRS that is material and contains significant critical estimates, we have included a separate discussion below.

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

•	Useful lives of tangible and intangible assets. We calculate depreciation and amortization of tangible and intangible assets on a straight-line basis so as to write off the cost of the assets over their expected useful lives. The economic life of an asset is determined based on expected physical wear and tear, economic and technical aging, legal or other limits on the use of asset and obsolescence. If some of these factors were to deteriorate materially, resulting in an impairment of the assets’ ability to generate future cash flows, we may accelerate depreciation and amortization to reflect the remaining useful life or record an impairment loss.

•	Biological assets. We measure our biological assets (i.e., living trees) at their fair value less estimated point-of-sale costs. The fair value of biological assets other than young seedling stands is based on discounted cash flows from continuing operations. The fair value of young seedling stands is the actual reforestation cost of those stands. Our continuous operations, maintenance of currently existing seedling stands and felling of forests during one rotation, are based on our forest management guidelines. In the calculation, we take into account the growth potential and environmental restrictions and other reservations of the forests. We calculate felling revenues and maintenance costs on the basis of actual costs and prices, taking into account the projection of future price development. Periodic changes resulting from growth, felling, prices, costs and other premise changes are included in operating profit in our income statement.

•	Doubtful accounts. We review our doubtful accounts on a monthly basis for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional charges may be required. As a part of this evaluation, we take into account historical bad debts, customer concentrations, customer creditworthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts.

•	Inventory obsolescence. We value our inventories at the lower of cost or expected market price, based on assumptions about future demand and market conditions. We monitor inventory levels on a periodic basis based on expected usage. If actual market conditions prove to be less favorable than those projected by the management or future demand is different than management’s projections, additional inventory write-downs may be required.

•	Environmental provisions. We are committed to complying with stringent regulations about environmental quality. We estimate potential future costs relating to environmental matters on a case-by-case basis based on our current interpretation of environmental laws and regulations in the territories we operate. The final outcome of these uncertainties could be different from current estimates, which could have a material impact on the results of operations of future periods.

•	Pension and postretirement benefits. We operate a mixture of pension schemes in accordance with the local conditions and practices in the countries in which we operate. Such benefit plans vary according to the customary benefit plans prevailing in the country concerned. Most of these programs are defined benefit pension schemes with retirement, disability, death and termination income benefits. The retirement income benefits are generally a function of years of employment and final salary with the company and are generally coordinated with local national pensions. Generally, the schemes are either funded through payments to insurance companies or to trustee-administered funds as determined by periodic actuarial calculations or the obligations are assumed directly by us. Under U.S. GAAP, the cost of these plans is reported and accounted for in accordance with FASB Statement Nos. 87, 88 and 132R. These Statements require significant assumptions regarding discount rates, salary increases and asset returns. Despite our belief that our estimates are reasonable for these key actuarial assumptions, future actual results will likely differ from our estimates, and these differences could materially affect our future net income and shareholders’ equity under U.S. GAAP either unfavorably or favorably.

Additionally, it is possible that the value of the plan assets could decline as a result of negative investment returns, which combined with increasing amounts of accumulated benefit obligations, could result in our Group being required to make significant cash contributions to our plans in future periods.

For additional information regarding our pension plan assets, benefit obligations and accounting assumptions, see Note 40.I.(f) of the notes to the consolidated financial statements included elsewhere in this annual report.

•	Taxes. As a part of preparing our consolidated financial statements, we are required to make estimates regarding our income taxes in each of the jurisdictions and countries in which we operate. We record the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in the consolidated balance sheet, as well as operating loss and tax credit carryforwards. For each tax jurisdiction, we follow specific and detailed guidelines regarding the assessment of the recoverability of any tax assets recorded on the balance sheet, including scheduling of projected taxable income and consideration of available prudent and feasible tax planning strategies. A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized. To the extent we establish a valuation allowance or increase this allowance, we include an expense in the tax reserve in the income statement.

Sensitivity Analysis

The main factor affecting our financial results is the sales prices of our paper. We estimate that a hypothetical 10% increase in paper prices would have had a positive effect of €310 million, €130 million and €160 million on the operating profits of our magazine papers division, newsprint division and fine paper business, respectively, for the year ended December 31, 2004. A similar 10% change in the volume delivered, on the other hand, would only have had approximately half the effect on operating profits as compared to the same percentage change in paper prices. In turn, a 10% increase in the price of plywood and sawn timber would have had a positive effect of €60 million and €50 million, respectively.

Long-term changes in exchange rates also have a marked impact on our financial results. We estimate that a hypothetical 10% change in the value of the U.S. dollar against the euro would result in a change of approximately €45 million in pre-tax profits in the short term and approximately €90 million in the long term under our current hedging policy and based on year-end 2004 net currency flows, which assumes that 50% of net currency exposure has been hedged for twelve months ahead in accordance with the Company’s hedging policy.

Crude oil prices have limited direct impact on the Company. We estimate that a hypothetical $5 per barrel increase in crude oil prices would decrease our operating profits by less than €10 million over a twelve-month period.

Cost Structure

Our main costs and expenses are personnel expenses and the cost of our fiber raw materials. Delivery cost to customers worldwide is also a major cost item. In 2004, costs and expenses totaled €8.5 billion excluding the income due to the decrease of €269 million in the Finnish pension liability, as compared to €8.4 million and €8.6 million in 2003 and 2002, respectively.

The following is a breakdown of our cost structure (excluding depreciation) in 2004, 2003 and 2002:

	As a percentage of total costs
	2004	2003	2002
Personnel expenses	20	20	21
Logs and pulpwood	14	13	14
Delivery	12	12	12
Chemicals and fillers	13	12	12
Energy	9	8	8
Recycled paper	3	3	2
Other raw materials	10	10	10
Other(1)	19	22	21

Total	100%	100%	100%

(1)	Other costs include, among others, maintenance costs, external services and administrative expenses.

Recent Developments

Results of Operations for the Three Months Ended March 31, 2005

On April 26, 2005, we announced our results for the three months ended March 31, 2005. Sales for the three months ended March 31, 2005 were €2,278 million, as compared to sales of €2,451 million for the same period in 2004. This decrease was due to restructuring measures taken in 2004 and a decline in deliveries. Operating profit for the three months ended March 31, 2005 was €173 million, compared to €99 million for the same period in 2004. Taking into account the €25 million goodwill amortization in the first quarter of 2004, the increase was €49 million. Higher average paper prices, as well as improved profitability in the Wood Products division had a positive impact on operating profit.

Recent Acquisitions and Divestitures

In July 2002, we sold 22.8% of the shipping company Transfennica Oy Ab to a Dutch transport company Spliethoff. We owned 49.9% of the shares of Transfennica Oy Ab prior to the transaction and 27.1% after the sale. Transfennica Oy Ab had an average of 75 employees and sales of approximately €117 million for the year ended December 31, 2001.

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

In September 2003, we sold our Rosenlew flexible intermediate bulk container (FIBC) operations. The business had approximately 470 employees and annual sales of approximately €40 million.

In October 2003, we sold our 8.2% interest in the real estate company Polar Kiinteistöt for an aggregate consideration of €11 million.

In November and December 2003, we sold 11.3 million shares of Nokia for an aggregate amount of €168 million. We realized capital gains of €147 million on the sale. As a result of the sale, we no longer own any shares in Nokia.

In April 2004, we sold the Danish building materials retail chain Anco Trae. In 2003, the operations in question had annual sales of €70 million and employed 190 people.

In August 2004, we sold the Irish building supplies chain Brooks Group Limited for €213 million. In 2003, Brooks Group had annual sales of €195 million and 430 employees.

In November 2004, we announced our withdrawal from a planned wood procurement and possible pulp mill project in Zhanjiang, Guandong province in China.

In March 2005, we sold our remaining 19.9 million shares of Metso Corporation for a total amount of €285 million with a capital gain of €89 million.

Restructuring Activities

In December 2004, we closed the 240,000 tons per year kraft pulp mill at Miramichi in Canada. As a result, we booked a charge of €110 million in 2004 due to the Miramichi closing and associated restructuring charges.

In October 2004, we restructured the Wood Products Division’s businesses in Finland. As a result, our annual sawmilling production will decrease by about 400,000 cubic meters and birch plywood production by 70,000 cubic meters. We expect that personnel reductions associated with these restructuring efforts will be about 670 employees. We closed our Aureskoski sawmill and our Viiala plywood mill at the end of 2004, and expect to close our Kuopio plywood mill during the latter half of 2005. We also plan to reduce the sawmilling production at our Alholma and Kajaani mills by about one third in 2005. We also expect to adjust staff functions accordingly. We booked charges of €34 million relating to these restructurings.

In May 2004, we closed down a book paper machine with a capacity of 100,000 tons/year, together with the adjacent stone ground-wood plant, at our paper mill in Voikkaa, Finland. As a result, we booked a charge of €9 million in 2003.

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

The Group recorded a charge of €108 million in 2002 and €22 million in 2003 as a result of the closures and reassessments of useful lives of fixed assets. This charge includes impairment of assets of €71 million. In addition, the Group recorded accrued costs of €20 million in 2002 due to involuntary termination of approximately 300 employees and other closing-related costs, as well as €20 million in 2002 related to the settlement of pension and post-retirement healthcare plans at the Blandin mill.

In connection with the restructuring activities at the Blandin mill, a cost-reduction agreement was entered into with the local union. The agreement provides for, among other things, a long-term wage freeze, a reduction of post-retirement medical benefits and certain changes in seniority rules.

In 2002, we also closed the mechanical pulp mill in our Shotton mill in the United Kingdom. In connection therewith, we recorded a charge of €8 million to write down the related tangible assets. The closure resulted from our decision to use recycled pulp produced in our deinking plant in the United Kingdom.

Currency Fluctuations

The euro was introduced as our accounting currency on January 1, 1999. After its introduction, the euro has increasingly been used as the pricing currency, although sales also often take place in the customer’s own currency, and the breakdown of sales by country may also be partly indicative of the breakdown by currency. Additionally, long-fiber chemical pulp is generally priced in U.S. dollars. In general, the introduction of the euro has reduced our exposure to exchange rate fluctuations. In 2004, total foreign exchange gains resulting from currency fluctuations and included in the profit and loss account net of our hedging activities were €61 million, compared to gains of €62 million in 2003 and losses of €41 million in 2002. See “Item 11. Quantitative and Qualitative Disclosures about Market Risks.”

For additional discussion regarding the impact of the euro on exchange rate and currency risk exposure of the Company, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Exposure.” During 2004, the U.S. dollar decreased in value against the euro by approximately 7.8% compared to the year end rate for the previous year, and the value of the British pound sterling decreased slightly from 0.7048 to 0.7051 on December 31, 2004.

Finnish Corporate Tax Rate

Effective January 1, 2005 the Finnish corporate tax rate was reduced by 3% from 29% to 26%. We expect this reduction to have a favorable impact on our net profit because in the past more than half of our profit before tax has been generated from our Finnish operations.

Changes in International Financial Reporting Standards (IFRS)

Effective January 1, 2005, significant changes were implemented in our financial reporting standards. The changes relate primarily to the accounting of goodwill and intangible assets, share-based compensation and available-for-sale investments. Additionally, changes in the presentation of income statement and balance sheet will occur.

New IFRS standards and revised IAS standards

In December 2003, International Financial Reporting Standards (IFRS) were amended as the IASB released revised IAS 32, Financial Instruments: Disclosure and Presentation and IAS 39, Financial Instruments: Recognition and Measurement. These new standards must be applied for annual periods beginning on or after January 1, 2005. Under IAS 39 (revised) it is no longer possible to reverse impairment losses on available-for-sale equity instruments through profit or loss, i.e. any subsequent increase in fair value is recognized in equity. The standard requires retrospective application, i.e. restatement of comparative information resulting in a reversal of a gain of €26 million in 2004 profit and loss statement to fair value reserve in equity.

In February 2004, the IASB issued IFRS 2, Share-based Payment. The standard requires the recognition of share-based payment transactions in the financial statements, including transactions with employees or other parties to be settled in cash, other assets, or equity instruments of the Company. IFRS 2 is effective for fiscal years beginning on or after January 1, 2005 and applies to grants of shares, share options or other equity instruments that were granted after November 7, 2002 and have not yet vested as of the effective date of the standard. The standard requires retrospective application resulting in a share-based payment expense for the comparative years ended December 31, 2004 and December 31, 2003 of €12 million and €6 million, respectively. The corresponding expense for the first quarter of 2005 is €3 million.

In March 2004, the IASB issued IFRS 3, Business Combinations, and the revised standards IAS 36, Impairment of Assets, and IAS 38, Intangible Assets. IFRS 3 is required to be applied to all business combinations for which the agreement date is on or after March 31, 2004. Goodwill related to acquisitions prior to March 31, 2004 continued to be amortized through December 31, 2004 as required under the IFRS transition guidance, while goodwill related to acquisitions subsequent to March 31, 2004 is not amortized. Intangible assets with definite useful lives will continue to be amortized over their respective estimated useful lives. Intangible assets with indefinite useful lives are not amortized. The revised standards IAS 36 and IAS 38 are effective for fiscal years beginning on or after January 1, 2005. Amortization of acquired goodwill in 2004 totaled €100 million. These assets will not be amortized in 2005.

In December 2004, the IASB issued IFRIC Interpretation 3, Emission Rights, which specifies the accounting for companies participating in government schemes aimed at reducing greenhouse gas emissions. It requires companies to account the emission allowances they receive from governments as intangible assets, recorded initially at fair value. It also requires companies, as they produce emissions, to recognize a liability for the obligation to deliver allowances to cover those emissions. This interpretation is applicable for periods beginning on or after 1 March 2005. UPM adopted IFRIC 3 for the first time in its Interim Report for January to March 2005. The impact on the Group’s net income and financial position was not significant.

In December 2003, the IASB issued a revised IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, which prescribes the criteria for selecting and changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. This revised standard is applicable for periods beginning on or after January 1, 2005. UPM adopted IAS 8 revised on January 1, 2005. UPM does not expect the adoption of this standard to have a material impact on the Group’s financial position, results of operations or cash flows.

Results of Operations

The following tables set forth the sales and operating profit of our various business areas and divisions in accordance with IFRS and the production and delivery volumes of our divisions for the three most recent years:

	Year ended December 31,
	2004	2003	2002
	(€ in millions)
Sales by Division
Paper Divisions
Magazine papers	3,285	3,280	3,570
Newsprint	1,295	1,273	1,379
Fine and speciality papers	2,275	2,244	2,446
Converting division	1,409	1,370	1,539
Wood products division	1,486	1,548	1,487
Other operations	552	512	525
Interdivisional sales	(482)	(440)	(529)

Total	9,820	9,787	10,417

	Year ended December 31,
	2004	2003	2002
	(€ in millions)
Operating Profit by Division (1)
Paper Divisions
Magazine papers	(78)	50	177
Newsprint	(1)	(8)	121
Fine and speciality papers	162	206	355
Converting division	80	43	63
Wood products division	107	21	32
Other operations	369	40	55

Total	639	352	803

(1)	The 2004 figures include €110 million for the Magazine Papers Division due to the Miramichi pulp mill closing and restructuring charges and €110 million gain on sale of Brooks Group in Wood Products Division, as well as €34 million charges related to restructuring of Finnish Wood Products operations. In addition, the Magazine Papers Division, Newsprint Division, Fine and Speciality Paper Division, Converting Division, Wood Products Division and Other Operations include income of €6 million, €2 million, €3 million, €2 million, €7 million and €249 million, respectively, related to the Finnish employment pensions scheme. Additionally, in 2004, Other Operations include charges of €11 million for the Group’s restructuring and a provision of €19 million for long-term wood procurement agreements. For the year ended December 31, 2003, restructuring costs of €61 million included the €22 million related to the shut-down of two paper machines at Blandin mill in the Magazine Papers Division and €9 million related to the shut-down of a paper machine at Voikkaa mill in Finland in the Newsprint Division. The operating loss related to the unrealized MACtac acquisition was €19 million, a loss of €6 million related to the disposal of Rosenlew and charges of €5 million related to the restructuring of forestry operations in Finland in Other Operations. Operating profit for 2002 included net charges of €102 million, including charges of €108 million relating to close down of two paper machines at Blandin mill in the Magazine Papers Division, charges of €8 million relating to rebuild of RCF plant at Shotton mill in the Newsprint Division and income of €14 million on the sale of Walki Films business unit in Other Operations.

	Year ended December 31,
	2004	2003	2002
	(In 1,000 tons, except sawn timber and plywood)
Production
Papers total	10,886	10,232	10,046
Chemical pulp	2,243	2,027	2,102
Plywood, 1000 m³	969	936	905
Sawn timber, 1000 m³	2,409	2,408	2,201

Deliveries
Magazine papers	4,940	4,822	4,618
Newsprint	2,719	2,587	2,467
Fine and speciality papers	3,074	2,879	2,774

The Year ended December 31, 2004 Compared to the Year ended December 31, 2003

Turnover

General. Our sales were €9,820 million for the year ended December 31, 2004, as compared to €9,787 million for the year ended December 31, 2003. Our total paper deliveries including all speciality papers for the year ended December 31, 2004 amounted to 10,792,000 tons, up by 4% compared with 10,342,000 tons for the year ended December 31, 2003. Although paper deliveries rose, sales were negatively affected by a decrease in paper prices in Europe ranging from 2-6%, depending on the paper grade, from the previous year. Furthermore, our sales denominated in U.S. dollars were negatively affected by an 10% increase in the value of the euro against the U.S. dollar in 2004.

Magazine papers. Sales in our Magazine Papers Division were €3,285 million for the year ended December 31, 2004, which was relatively unchanged from sales of €3,280 million for the year ended December 31, 2003. Deliveries of magazine papers rose 2.4% from 4,822,000 tons in 2003 to 4,940,000 tons in 2004, as overall demand for coated magazine paper increased 6% in Europe and 8% in the United States in 2004 as compared to 2003. Demand for uncoated magazine paper increased 3% in Europe in 2004, but declined 3% in the United States as buyers substituted uncoated paper with coated grades.

Sales of magazine paper were also negatively affected by a decline in average magazine paper prices in Europe, which were approximately 3% lower in 2004 as compared to 2003. While U.S. dollar-based magazine paper prices in North America increased by approximately 5% in 2004, this increase was partially offset by the increase in the value of the euro against the U.S. dollar in 2004.

The capacity utilization rate for our Magazine Papers Division rose to 90% for the year ended December 31, 2004, as compared to 87% for the year ended December 31, 2003.

Newsprint. Sales in our Newsprint Division were €1,295 million for the year ended December 31, 2004, an increase of 1.7% from sales of €1,273 million for the year ended December 31, 2003. Deliveries of newsprint rose 5.1% to 2,719,000 tons for the year ended December 31, 2004 from 2,587,000 tons for the year ended December 31, 2003. The increase in sales was due primarily to a 5% increase in demand from our European markets, driven by the growth in newspaper advertising and classified advertisements. Demand growth in speciality newsprint grades was even stronger, amounting in Europe to approximately 12% for the year ended December 31, 2004.

The increase in our newsprint sales was offset by the lower newsprint prices in Europe, our primary market, which declined on average by 2% for the year ended December 31, 2004 as compared to the year ended December 31, 2003. However, in other markets, including the United States and Asia, newsprint prices rose by 10% or more in 2004.

The capacity utilization rate for our Newsprint Division rose to 95% for the year ended December 31, 2004, as compared to 90% for the year ended December 31, 2003.

Fine and speciality papers. Sales in our Fine and Speciality Papers Division were €2,275 million for the year ended December 31, 2004, an increase of 1.4% from sales of €2,244 million for the year ended December 31, 2003. Deliveries of fine and speciality paper rose 6.8% to 3,074,000 tons for the year ended December 31, 2004 from 2,879,000 tons for the year ended December 31, 2003. The increase in deliveries reflects increases in demand in 2004. However, this increase in demand was offset by decreases in average prices for fine and speciality papers in 2004.

Demand for fine paper was particularly strong in Europe for 2004, where demand for uncoated fine paper grew by approximately 7% and demand for coated fine paper grew by approximately 8% for 2004. In addition, strong economic growth boosted pulp based fine paper demand in China. For speciality papers, demand increased overall in 2004, with demand for label papers strong throughout 2004 and demand for packaging papers fluctuating throughout the year.

The increase in demand was partially offset by a decline in average prices for fine papers in our largest markets. In Europe, our primary market for fine and speciality papers, average prices of uncoated fine papers declined 6% and average prices of coated papers declined 4% in 2004. In China, prices fluctuated throughout the year, depending on changes in the competitive situation and pulp prices in that market. In speciality papers, we experienced an increase in the average prices for label papers in 2004, particularly towards the end of the year. Prices for packaging papers remained relatively stable throughout the year.

The capacity utilization rate for our Fine and Speciality Papers Division rose to 91% for the year ended December 31, 2004, as compared to 88% for the year ended December 31, 2003. Due to the strong paper market in China, our Changshu mill operated at close to maximum capacity. However, in Europe, fine paper production capacity was underutilized. Speciality paper operating rates were above 90%.

Converting. Sales in our Converting Division were €1,409 million for the year ended December 31, 2004, an increase of 2.8% from sales of €1,370 million for the year ended December 31, 2003. The increase in sales resulted primarily from increases in demand and deliveries for our converted products, particularly pressure-sensitive labels produced by our Raflatac subsidiary, as well as from the effect of selected price increases. This increase was partially offset by the negative effects of the stronger euro in 2004.

Sales from our Raflatac subsidiary increased 6% to €779 million for the year ended December 31, 2004 from €736 million for the year ended December 31, 2003. This increase resulted primarily from strong growth in demand for pressure-sensitive labels. In addition, we experienced selected price increases in our main markets for these products in 2004.

Sales from our Loparex subsidiary increased 1% to €337 million for the year ended December 31, 2004 from €334 million for the year ended December 31, 2003. Demand for siliconized papers improved in North America in 2004, while demand in Europe for these products stabilized. However, average prices for these products continued to be depressed in 2004. The negative effects of the stronger euro also limited sales growth for these products in 2004.

Sales from our Walki Wisa subsidiary decreased 2% to €299 million for the year ended December 31, 2004 from €305 million for the year ended December 31, 2003. Demand for industrial wrappings in Europe improved, but the markets remained competitive, as the production and deliveries from for example Eastern European producer increased.

Wood Products. Sales in our Wood Products Division were €1,486 million for the year ended December 31, 2004, a decrease of 4.0% from sales of €1,548 million for the year ended December 31, 2003. This decrease was primarily due to the sale of our building supplies trade businesses of Anco Træ and Brooks Group during 2004. These two businesses had combined sales of €160 million and €265 million in 2004 and 2003, respectively.

Our plywood operations had sales of €567 million for the year ended December 31, 2004, an increase of 2.5% from the sales of €553 million for the year ended December 31, 2003. Plywood production amounted to 969,000 cubic meters for the year ended December 31, 2004, an increase of 3.5% compared to plywood production of 936,000 cubic meters for the year ended December 31, 2003. The increase in sales was due primarily to increases in demand for both spruce plywood and birch plywood in 2004. As the demand for plywood continued to increase in 2004, the average prices for plywood also increased, particularly during the second half of the year.

Our sawmilling operations generated sales of €498 million in 2004, a decrease of 3.3% from sales of €515 million for the year ended December 31, 2003. Deliveries of sawn timber volumes were rather stagnant, with deliveries of 2,276,000 cubic meters in 2004 compared with deliveries of 2,274,000 cubic meters in 2003. As a result, average prices for sawn timber remained relatively unchanged as well throughout 2004.

Our building supplies trade operations had sales of €519 million for the year ended December 2004, a decrease of 15% from sales of €608 million for the year ended December 31, 2003. This decrease was due primarily to the sale of our Brooks and Anco Træ operations. The building supplies trading activity continued brisk throughout the year in the respective markets, particularly in Ireland.

Other operations. Third-party’s sales from our other operations amounted to €552 million for the year ended December 31, 2004, an increase of 8% from sales of €512 million for the year ended December 31, 2003.

Operating Profit (loss)

General. The operating profit for the year ended December 31, 2004 amounted to €639 million, an increase of 82% from operating profit of €352 million for the year ended December 31, 2003. The primary reasons for the increase were a gain of €110 million resulting from the sale of our Brooks building supplies trade business and income of €246 million resulting from the change in Finnish employment pension scheme. Other changes in pension accounting resulted in income of €23 million in 2004. During 2003, we did not realize any similar income.

This income was offset by costs of €110 million associated with the closure of Miramichi pulp mill, €34 million for restructuring our Finnish wood products operations, a €19 million charge made in relation to long-term wood supply agreements in Great Britain and an €11 million charge made for group restructuring. For the year ended December 31, 2003, we incurred costs of €61 million associated with our restructuring activities, including €22 million related to the shut-down of two paper machines at our Blandin mill, €9 million related to the shut-down of a paper machine at our Voikkaa mill in Finland, a loss of €6 million related to the disposal of our Rosenlew business and charges of €5 million related to the restructuring of our forestry operations in Finland, as well as a loss of €19 million related to the unrealized MACtac acquisition.

The increase in operating profit was also a result of improved cost effectiveness and higher deliveries, as well as the strong performance of our Converting Division and Other Operations. Our profitability growth was negatively affected by lower average paper prices and the effects of the stronger euro in 2004.

Magazine papers. We incurred an operating loss for our Magazine Papers Division of €78 million for the year ended December 31, 2004, compared with an operating profit of €50 million for the year ended December 31, 2003. Despite increased deliveries of magazine papers and improvements in operational efficiency in 2004, our operating profit was negatively affected by lower average prices in Europe and the effects of the weakened U.S. dollar. In addition, our profitability was negatively affected by increases in world market prices for certain oil-based raw materials, such as latex, as well as higher energy prices in Europe and North America, particularly during the second half of the year.

Newsprint. We incurred an operating loss for our Newsprint Division of €1 million for the year ended December 31, 2004, compared with an operating loss of €8 million for the year ended December 31, 2003. Higher deliveries and improvements in cost efficiency in 2004 were offset by lower average prices in Europe and the negative effects of the stronger euro. Furthermore, while the price of recovered paper, the primary raw material for the production of newsprint, remained stable compared to 2003, energy costs increased in 2004, particularly for our mills in continental Europe.

Fine and speciality papers. Operating profit for our Fine and Speciality Papers Division was €162 million for the year ended December 31, 2004; a decrease of 21% from operating profit of €206 million for the year ended December 31, 2003. Although increases in both deliveries and speciality paper prices improved profitability, the decline in our operating profit in 2004 was due primarily to the decline in prices for fine paper products in Europe and an increase in pulp costs. Average pulp price in U.S. dollars for the year ended December 2004 was USD 615 per ton vs. USD 525 per ton in 2003. Although the group is approximately 90% self-sufficient in pulp, fine and specialty paper division purchases some market priced pulp for its mills in Europe and China.

Converting. Operating profit for our Converting Division was €80 million for the year ended December 31, 2004, an increase of 86% from operating profit of €43 million for the year ended December 31, 2003. This increase was due to the increases in deliveries and prices for our converted products, especially pressure-sensitive labels, as well as the effects from internal rationalization measures taken especially at Loparex. The increase in operating profit was partially offset by the strengthening of the euro against the U.S. dollar and an increase in prices for certain raw materials, especially those that are oil-based.

Wood products. Operating profit for our Wood Products Division was €107 million for the year ended December 31, 2004, compared with operating profit of €21 million for the year ended December 31, 2003. The operating profit was affected by a charge of €34 million relating to restructuring in Finland. The profitability in our plywood operations improved as a result of higher deliveries and prices. Our profitability was negatively affected by declines in the profitability of our sawmilling operations due to oversupply and lower sawn timber prices in 2004. Average pine and spruce log prices were little changed from 2003, but moved up in the latter half of the year. In addition, the availability of domestic wood in the second half of the year was affected by adverse weather conditions, which led to a downturn in production for our sawmilling operations. For our wood-based building supplies trade business, profitability remained substantively unchanged in 2004.

Other operations. Operating profit from Other Operations was €369 million for the year ended December 31, 2004, compared to operating profit of €40 million for the year ended December 31, 2003.

Operating profit for 2004 includes income of €249 million from the change in Finland’s pension scheme and charges of €11 million for the group’s restructuring and €19 million relating to long-term wood supply agreements, compared with charges of

€19 million from the cancelled MACtac deal, €6 million on the sale of Rosenlew, and €5 million for restructuring the forestry department in Finland.

Our forestry operations in Finland contributed operating profit of €61 million in 2004, compared to €49 million in 2003. This increase was due primarily to an increase in wood procurement volumes, which was partially offset by a slight decline in the average prices for wood.

Our energy operations contributed operating profit of €118 million in 2004, compared to €96 million in 2003. This increase was due primarily to good utilization of own energy resources and the increased supply of hydropower.

Financial Items

Our interest and other finance expenses net were €178 million compared to €177 million during the year ended December 31, 2003. Interest expenses were lower, but dividend income fell by €11 million. Gains of €48 million were booked on exchange differences and changes in fair values, a decrease of €59 million from the previous year. In 2004, our net capital gains on available-for-sale investments were €27 million, of which €26 million resulted from a reversal of the impairment charge booked in 2003, compared to net capital gains of €127 million on listed company shares for the year ended December 31, 2003. Our net interest-bearing liabilities decreased by €257 million during 2004 to €4,617 million at the end of 2004 from €4,874 million at the end of 2003, while interest rates remained at a low level throughout the year.

Our share of the results before tax of associated companies, primarily Metsä-Botnia, contributed €64 million for the year ended December 31, 2004, compared with €29 million for the year ended December 31, 2003. This increase was primarily due to the higher price of pulp and 3% higher deliveries.

Profit (loss)

We had a profit before tax of €600 million for the year ended December 31, 2004, an increase of 37% from profit of €438 million during the year ended December 31, 2003. We received tax income of €409 million for the year ended December 31, 2004, compared to expenses of €121 million for the year ended December 31, 2003. The change in income taxes was due primarily to tax income of €284 million in 2004 related to the valuation of net assets for Haindl, which we acquired in late 2001, tax benefits of €235 million in 2004 resulting from the changes in the Finnish tax law. We have also recognized tax income of €50 million in 2004 related to recognition of tax benefits of tax losses in Canada in our IFRS financial statements based on events occurring after the date our statutory IFRS financial statements were issued. In April 2005, the Supreme Administrative Court of Finland affirmed that any reduction of share capital of a subsidiary is treated in a similar way as the sale of shares (i.e., as a tax free/non deductible transaction in the taxation of a Finnish parent company). Prior to this ruling, it was unclear whether the change in the Finnish tax legislation, passed in December 2004 and effective starting January 1, 2005, would allow tax free repatriation of capital contributions. Based on this ruling, we have committed to implement a prudent and feasible tax planning strategy to utilize the deferred tax assets of our Canadian subsidiary arising from net operating losses, generated after our acquisition in late 2000, and the deferred tax assets arising from book over tax depreciation. The tax planning strategy intends to generate sufficient taxable income against which the deferred tax assets may be utilized.

Net profit amounted to €1,008 million for the year ended December 31, 2004, compared to €319 million for the year ended December 31, 2003.

The Year ended December 31, 2003 Compared to the Year ended December 31, 2002

Turnover

General. Our sales were €9,787 million for the year ended December 31, 2003, down by 6% from sales of €10,417 million for the year ended December 31, 2002. Our total paper deliveries in 2003 amounted to 10,342,000 tons, compared with 9,918,000 tons for the year ended December 31, 2002. Although paper deliveries increased by 4%, sales declined due to the 7-13% lower average paper prices in Europe. In addition, sales denominated in U.S. dollars were affected by the appreciation of the Euro by 20% vs. U.S. dollar during the year ended December 31, 2003, as compared with the year ended December 31, 2002.

Magazine papers. Sales in our Magazine Papers Division were €3,280 million for the year ended December 31, 2003, a decline of 8% from €3,570 million for the year ended December 31, 2002. Deliveries increased by 4% from 4,618,000 tons to 4,822,000 tons. The demand for coated magazine paper increased by 3% in Europe and by 5% in the United States in comparison to the year ended December 31, 2002. Demand for uncoated magazine paper in turn increased by 2% in Europe and by 6% in the United States during 2003.

The main reason behind the decline in magazine paper sales was the approximately 9% lower average prices in Europe in the year ended December 31, 2003 than they were in the year ended December 31, 2002. In the United States, average magazine paper prices increased by approximately 2% from record-low levels but the positive effect of higher prices was mitigated by the appreciation of the euro.

For the year ended December 31, 2003, our capacity utilization rate was 87%, as compared to 85% in the previous year.

Newsprint. Sales in our Newsprint Division were €1,273 million for the year ended December 31, 2003, a decrease of 8% from sales of €1,379 million for the year ended December 31, 2002. Our newsprint deliveries were 2,587,000 tons during the year ended December 31, 2003, an increase of 5% from 2,467,000 tons in the year ended December 31, 2002. In 2003, demand for newsprint grew by only 1% in Europe and declined by 1% in the United States. The increase in deliveries was due to the increased sales volumes to markets out-side Europe, where newsprint demand grew more vigorously.

Although deliveries rose, the sales of our Newsprint Division fell due to the 13% lower average prices in Europe during the year ended December 31, 2003 as compared to the year ended December 31, 2002. Price rises in markets outside Europe had little impact, as newsprint is sold mainly in Europe.

The capacity utilization rate for newsprint was 90% for the year ended December 31, 2003, as compared to 88% for the year ended December 31, 2002.

Fine and speciality papers. Sales in our Fine and Speciality Papers Division were €2,244 million for the year ended December 31, 2003, a decrease of 8% from sales of €2,446 million for the year ended December 31, 2002. Our fine and speciality paper deliveries during the year ended December 31, 2003 were 2,879,000 tons, an increase of 4% from 2,774,000 tons during the year ended December 31, 2002. Demand for fine paper was far from robust throughout 2003. In Europe, demand for uncoated fine paper declined by 2% and increased by only 2% for coated fine paper for the year ended December 31, 2003 as compared with the year ended December 31, 2002. In China, the strong demand growth, estimated to be around 8-10% annually overall for fine paper, continued. The demand for label papers was rather solid in 2003, but the demand for envelope papers was again subdued compared to the year 2002. Packaging paper demand fluctuated throughout the year, but strengthened towards the end of 2003.

The 8% decrease in sales for the division resulted from the 10% lower average prices of uncoated fine papers and 11% lower average prices of coated fine papers in Europe in 2003 as compared to average prices in 2002 In China, prices on average remained similar compared with the previous year. Speciality paper prices declined marginally during 2003 as compared to 2002.

For the year ended December 31, 2003, the capacity utilization rate for our Fine and Speciality Paper Division was 88%, compared with 89% for the year ended December 31, 2002. Speciality paper operating rates were above 90%, but coated fine paper operating rates continued to be low. The Chinese mill at Changshu operated at practically maximum capacity.

Converting. Sales in our Converting Division were €1,370 million for the year ended December 31, 2003, a decrease of 11% from sales of €1,539 million for the year ended December 31, 2002. The decrease in sales was primarily due to the sale of Walki Films in October 2002. In addition, sales were negatively affected by the subdued demand of siliconised papers, as well as lower average prices for most converted products. The stronger Euro also had a negative impact on sales.

Raflatac’s sales were unchanged at €736 million. Organic growth in North America and stronger positions in the Asia-Pacific region and South Africa compensated for the weaker trend in the European self-adhesive labelstock market.

In 2003, the sales of Loparex decreased by 14% to €334 million for the year ended December 31, 2003 compared with sales of €389 million for the year ended December 31, 2002. Sales declined as the demand for siliconised papers was lackluster in all the main markets, and fierce competition resulted in lower average prices.

Walki Wisa’s sales were down by 4% and amounted to €305 million for the year ended December 31, 2003, as compared with €318 million for the year ended December 31, 2002. Market conditions for industrial wrappings continued to be challenging in Europe, with weak demand growth and stagnant prices.

Wood products. Sales in our Wood Products Division were €1,548 million for the year ended December 31, 2003, an increase of 4% from sales of €1,487 million for the year ended December 31, 2002. This increase was primarily due to higher production and deliveries. Construction activity grew, albeit modestly in our main markets, resulting in higher demand for plywood and sawn timber while the demand for specialty plywood was brisk.

Our plywood operations had sales of €553 million for the year ended December 31, 2003, an increase of 3% from the sales of €536 million for the year ended December 31, 2002. Our plywood production amounted to 936,000 cubic meters during the year ended December 31, 2003, an increase of 3% compared to plywood production of 905,000 cubic meters during the year ended December 31, 2002. Sales prices remained relatively stable during the year, but the intensified competition from Eastern Europe and South America negatively affected pricing towards the end of the year.

Our sawmilling operations generated sales of €515 million in 2003, an increase of 12% compared with the sales of €459 million for the year ended December 31, 2002. The output of sawn timber during the year ended December 31, 2003 amounted to 2,274,000 cubic meters, an increase of 11% from the sawn timber output of 2,051,000 cubic meters during the year ended December 31, 2002. Sales were negatively affected by the somewhat lower average prices, caused by the oversupply in the European market.

Our building supplies trade operations had sales of €608 million for the year ended December 31, 2003, a decrease of 1% from the €615 million the year ended December 31, 2002. Building supplies trading activity was lively in Finland and Ireland, but subdued in Denmark

Other operations. Third-party’s sales from our other operations amounted to €512 million for the year ended December 31, 2003, a decrease of 3% from sales of €525 million for the year ended December 31, 2002.

Operating profit (loss)

General. Our operating profit amounted to €352 million for the year ended December 31, 2003; a decrease of 56% from operating profit of €803 million for the year ended December 31, 2002. Lower paper prices and the stronger euro were the main reasons for the lower operating profit.

For the year ended December 31, 2002, we realized income of €14 million related to the capital gain from the sale of Walki Films unit in other operations.

For the year ended December 31, 2003, we incurred costs of €22 million resulting from the shutdown of two machines at the Blandin mill in the United States, €9 million related to the shutdown of a paper machine at Voikkaa mill in Finland, €19 million resulting from the unrealized MacTac acquisition, €6 million related to the disposal of the operations of Rosenlew and €5 million related to the restructuring of forest operations in Finland. For the year ended December 31, 2002, we incurred costs of €116 million, including €108 million resulting from the shutdown of two machines at the Blandin mill in the United States and €8 million related to the rebuild of Shotton recycled fiber plant in the UK.

Deliveries increased, but profitability was negatively affected by 7-13% lower average paper prices in Europe. In addition, the on average 20% stronger Euro versus the U.S. dollar negatively affected profits.

Magazine papers . Operating profit of the Magazine Papers Division amounted to €50 million for the year ended December 31, 2003, a decrease of 72% from operating profit of €177 million for the year ended December 31, 2002. Operating profit includes charges of €22 million and €108 million in 2003 and 2002, respectively, related to the shut-down of two paper machines at our Blandin mill. The main reasons behind the fall in operating profit were the lower average European prices and the stronger euro.

Newsprint. We had an operating loss of €8 million for the year ended December 31, 2003 in the Newsprint Division, compared with the operating profit of €121 million for the year ended December 31, 2002. Despite the rise of our newsprint deliveries and good cost-efficiency, our operating profit was negatively affected by the 13% lower average European newsprint prices.

Fine and speciality papers. Operating profit of the fine and speciality papers division amounted to €206 million for the year ended December 31, 2003, a decrease of 42% from operating profit of €355 million for the year ended December 31, 2002. Average fine paper prices in Europe declined by 10- 11% which had a significant impact on operating profit. Lower prices were only partially compensated by the 4% higher deliveries. In addition, the profitability of specialty papers declined somewhat for the year ended December 31, 2003 compared with the year ended December 31, 2002, as a result of increased competition particularly in packaging papers.

Converting. Operating profit of the Converting Division amounted to €43 million for the year ended December 31, 2003, a decrease of 32% from operating profit of €63 million for the year ended December 31, 2002. Operating profits at Raflatac improved somewhat due to stronger U.S. demand and the positive effects of rationalization measures. The weak demand and lower prices for siliconised papers negatively affected the operating profit of Loparex during the year ended December 31, 2003, while profitability of Walki Wisa weakened due to the sluggish industrial wrappings markets in Europe.

Wood products. The Wood Products Division had an operating profit of €21 million for the year ended December 31, 2003, a decrease of 34% from operating profit of €32 million for the year ended December 31, 2002. As a result of the intensified competition, plywood prices declined and resulted in weakened operating profits. The sawmilling also posted lower operating profit due to the lower average prices resulting from oversupply. There were little changes in the operating profits of building supplies trade.

Other operations. Operating profit from other operations amounted to €40 million for the year ended December 31, 2003, as compared to operating profit of €55 million for the year ended December 31, 2002.

Forestry operations in Finland contributed operating profit of €49 million in 2003, as compared to €31 million in 2002.

Energy operations had an operating profit of €96 million in 2003, as compared to €69 million in 2002. We were able to sell higher volumes of excess energy to outside parties at favorable spot prices.

Financial Items

Our interest and other finance expenses net were €177 million compared to €270 million during the year ended December 31, 2002 mainly resulting from decreased interest expenses from €307 million to €235 million. The decrease was due to lower average interest rates and lower net interest-bearing liabilities. Gains of €107 million were booked on exchange differences and changes in fair values, an increase of €82 million from the previous year. In 2003, our net capital gains on available-for-sale investments, from sale of listed company shares, were € 127 million compared to net capital gains of €72 million for the year ended December 31, 2002. Our net interest-bearing liabilities were €4,874 million as of December 31, 2003 decreasing €261 million from €5,135 million at December 31, 2002.

Our share of the results before tax of associated companies, mainly Metsä-Botnia, contributed €29 million in 2003, compared with €80 million in 2002, the decrease being a result of the stronger euro mitigating the positive effect of higher pulp price and higher production costs.

Profit (loss)

We had a profit before tax of €438 million for the year ended December 31, 2003, a decrease of 38% from profit of €710 million during the year ended December 31, 2002. Income taxes related to activities for the year ended December 31, 2003 amounted to €121 million, a decrease of 43% compared to income taxes related to activities of €212 million during the year ended December 31, 2002. Net profit amounted to €319 million for the year ended December 31, 2003, compared to €500 million for the year ended December 31, 2002. The decrease was primarily due to lower prices and the weaker U.S. dollar.

Liquidity and Capital Resources

Overview

Our primary source of liquidity comes from our generation of operating cash flow. At December 31, 2004, we had €142 million in cash and cash equivalents. At December 31, 2004 we also had unused credit facilities amounting to €3.3 million. We believe that our existing cash, cash equivalents and operating cash flow will be sufficient to satisfy our currently anticipated cash requirements through at least the next 12 months. Refer to Note 2 of our consolidated financial statements for information regarding the reclassification of cash equivalents to available for sale investments for 2003 and 2002.

Our liquidity resources are subject to change as market and general economic conditions evolve. Increases in liquidity could result from an increase in cash flow from operations or, for example, a divestment of non-core assets. Decreases in liquidity could result from a weaker than expected cash flow from operations caused by lower demand or weaker prices for our products. In addition, any potential acquisitions in which all or a portion of the consideration would be payable in cash, could have a significant effect on our liquidity resources.

We seek to minimize risks relating to the refinancing of our outstanding debt by ensuring that our loan portfolio has a balanced maturity schedule and that our loans have sufficiently long maturities. As of December 31, 2004, the average maturity of our outstanding debt was 7.6 years, compared to 8.1 years as of December 31, 2003.

The following table sets out a summary of our main cash flows in 2002-2004:

	Year ended December 31,
	2004	2003	2002
	(€ in millions)
Net cash flow from operating activities	997	1,258	1,418
Net cash flow used in investing activities	(466)	(373)	(441)
Net cash flow (used in)/from financing activities	(710)	(964)	(1,032)

Cash from Operating Activities

Our net cash flow from operating activities was €997 million for the year ended December 31, 2004 as compared to €1,258 million for the year ended December 31, 2003. The decrease is mainly affected by €179 million arising from termination of the securitization program for trade receivables. For the year ended December 31, 2002, our net operating cash flow was €1,418 million. Changes in cash flows from operating activities are primarily subject to the amounts of paper delivered and the prices at which the paper is sold. Our operating cash flow remained good. Our operating profit for the year 2004 included capital gains on disposal of fixed assets of €138 million and our operating profit for the years 2003 and 2002 included capital gains of €19 million and €39 million, respectively. These capital gains are not included in our cash flow from operating activities for these periods. We believe that cash available through operations is adequate to fund our current scope of operations and our projected capital expenditures.

Cash used in Investment Activities

Our cash flows in company acquisitions, purchases of other shares and investments in intangible and tangible assets were €672 million €615 million and €612 million for the years ended December 31, 2004, 2003 and 2002 respectively. In 2003 and 2002, our capital expenditures were at a lower level when we were paying more attention to investment efficiency and focusing on the synergies of the Haindl acquisition of November 2001. After sales of shares and other assets, and change of other long-term investments amounting to €206 million, €242 million and €171 million, our net cash flows in investing activities were €466 million, €373 million and €441 million for the years 2004, 2003 and 2002 respectively. In 2004, the biggest capital expenditure projects completed were the rebuild at Wisaforest pulp mill in Finland, the rebuild of paper machine 2 at the Rauma mill in Finland and the new sawmill in Pestovo in Russia. In 2003, major capital expenditure items included the construction of the new paper machine at Changshu mill to be completed in 2005 and the rebuild of Pietarsaari pulp mill completed in 2004. For the year ended December 31, 2002, the main projects were the new recycled fiber line in Shotton and the modernization of Rauma paper machine 1, completed in 2003. Again, in 2002 the construction of the rebuild of Pietarsaari pulp mill was started.

Cash used in Financing Activities

Net cash used in financing activities was €710 million for the year ended December 31, 2004, as compared to €964 million and €1,032 million for the years ended December 31, 2003 and December 31, 2002, respectively. Dividend payments of €393 million, €390 million and €388 million, for the financial years of 2003, 2002 and 2001, are included in cash flow used in financing operations for the years ended December 31, 2004, 2003 and 2002 respectively.

At December 31, 2004, with €4.424 million of long-term, interest-bearing debt, mainly consisting of bond loans, loans from financial institutions and pension loans, and €917 million of short-term interest-bearing debts totaling to €5.341 million and offset by €724 million interest-bearing receivables, primarily including cash and cash equivalents and available-for-sale investments, we had a total of €4.617 million of net interest-bearing liabilities. For the third sequential year, our net interest-bearing liabilities decreased to €4.617 million at December 31, 2004 from €4.874 million at December 31, 2003 largely as the result of careful management of capital. As of December 31, 2002 our net interest-bearing liabilities were €5.135 million. Our interest-bearing liabilities amounted to €5,781 million and €6,451 million, and interest-bearing receivables €907 million and €1,316 million as of December 31, 2003 and 2002, respectively. The gearing ratio, i.e., net interest-bearing liabilities divided by shareholders’ equity, was 61%, 69% and 71% at December 31, 2004, 2003 and 2002 respectively.

To diversify our funding sources and to secure a balanced maturity schedule and sufficiently long maturities we have launched a number of issues in the capital markets. The average loan maturity at December 31, 2004 was 7.6 years.

In 2004, due to the net cash of €997 million provided by operating activities with limited net cash of €466 million used in investing activities, we did not issue any new long-term loans.

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

We have two major committed revolving credit facilities, which are part of our liquidity resources. One is for €1.5 billion, which matures in 2010, signed in March 2005. The other is for €1.2 billion and matures in 2008. No drawings were outstanding under our committed credit facilities at December 31, 2004.

Since 1998, we have repurchased an aggregate of, after adjusted by the 2003 bonus issue, 78.1 million of our own shares. Such an amount of shares would equal approximately 14.9% of our present share capital. Of the total number of shares repurchased, 76.6 million have been cancelled and 1.5 million shares have been used to finance acquisitions. At the annual general meeting of shareholders on March 31, 2005, the shareholders authorized for a period of one year from the annual general meeting of shareholders the repurchase of up to 25,000,000 shares. See “Item 10. Additional Information—Authorized Share Capital.”

In May 2003, Standard & Poor’s lowered our credit rating from BBB+ to BBB. The downgrading was due to the weakening of the basic ratios the rating agencies use in their evaluations. The ratios are affected by the main driving forces of the industry, which are prices for our products and volumes for our products delivered. The credit ratings for our bonds at the year-end were BBB (S&P—stable) and Baa1 (Moody’s—negative). In March 2004, Moody’s changed their outlook for us to negative from stable. Any future downgrades may increase the cost of capital on any new debt we may incur.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results or operations, liquidity, capital expenditures or capital resources that is material to investors.

Contractual Obligations and Other Commitments

Our principal contractual obligations relate to outstanding debt, leasing commitments and other commercial commitments. The following table sets forth our obligations and commitments to make future payments under contracts and contingent commitments at December 31, 2004:

	Anticipated Payments by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(€ in millions)
Contractual Obligations
Long-term debt	6,487	729	1,225	1,123	3,410
Operating lease commitments	105	23	36	22	24
Capital lease obligations including interest	446	43	129	171	103
Pension obligations	566	54	103	111	298
Purchase commitments	1,565	832	490	214	29

Total	9,169	1,681	1,983	1,641	3,864

The figures included in Purchase commitments do not include our obligations to pay certain fixed and variable costs of Pohjolan Voima and Kemijoki Oy in connection with their supply of power to UPM. These rights and obligations arise as a result of our shareholdings in each of the companies and are enforceable for so long as we continue to own such shares. The fixed costs are determined on an annual basis pursuant to the terms of the respective shareholders’ agreement for each of these companies, while the variable costs will depend on the amount of power procured and consumed by UPM during the year. For a further discussion of Pohjolan Voima and Kemijoki Oy, see “Item 4. Information on the Company—Business Overview—Other Operations—Pohjolan Voima” and “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Energy.”

Research and Development

Our research work helps the company and customers to succeed by providing better quality products more cost-effectively.

Our research and development work is divided between our own product and process development and work conducted with universities, research institutes and suppliers of materials. In 2004, the company spent approximately €47 million on research and development projects, which corresponds to 0.5% of sales. Important development work is also carried out in conjunction with production line modernizations.

Collaboration with Universities and Research Institutes

We own 39% of the Finnish Pulp and Paper Research Institute, which is owned collectively by the pulp and paper industry in Finland. Other research institutes with which we work include Papiertechnische Stiftung (PTS) in Germany, Centre Technique du Papier (CTP) in France, and Paprican (Paper Research Institute) Canada. We have also been involved in many national pulp and paper technology programs initiated by the National Technology Agency of Finland (TEKES).

The company also works closely together with universities and every year sponsors numerous postgraduate research projects connected with the company’s products and manufacturing technologies.

Product and Process Development

Our own research projects are aimed at developing the company’s products and manufacturing processes.

Development work conducted by the Paper Divisions is aimed at providing customers with tailor-made papers that are competitive and have the right quality for each end use. Improving cost-effectiveness means reducing raw material costs and energy consumption. Work is constantly being done to expand the range of fiber raw materials and to manage energy consumption more efficiently.

The manufacture of publication papers has been made more cost-effective by making increasing use of recycled fiber and of minerals costing less than wood fiber, and by using less of the more expensive chemical pulp. In fine paper manufacture, the proportions of short-fiber birch pulp and minerals have been increased.

Process research by the paper divisions is aimed at achieving more consistent quality and at reducing specific consumptions and wastes. Testing and introduction of new technical solutions together with machinery and equipment manufacturers continued. This has led to better product quality and more efficient production.

The range of fiber raw materials has been extended in order to support growth, particularly in the fine papers business. Work is also being done to modify the properties of fibers from different wood raw materials for optimum end-use suitability.

Our own softwood pulps have been developed to provide even better raw material for the manufacture of magazine papers. The properties of the fibers present in wood from forest thinning have been used to develop a new type of pulp that is particularly suitable for the production of speciality papers.

In Converting, Raflatac has upgraded its filmic products using new adhesives and top coats. At the end of the year, Raflatac also conducted the first successful commercial tests with freshness indicator labels for food packages.

UPM Rafsec has been playing an active role in standardization work for the air interface protocol for UHF frequency, which is fundamental to the further development of this technology. UPM Rafsec has also made commercially available its own UHF tags, which are now being used by several major retail companies.

Development work conducted by Loparex has been aimed at direct customer applications notably in the USA. New applications for solventless coating have been developed at all factories. The Lohja factory has developed new products that will strengthen its competitiveness.

The focus of development by Walki Wisa has been on new composite materials for the manufacture of packaging and insulation materials.

Product development work by the Wood Products Division mainly concerned new coating techniques. Good examples of these are the range of WISA-Multi products designed for the transport vehicle and building industries, and WISA-Form Elephant, a product specially designed for concrete formwork. Other focal points in product development included more effective management of wood raw material properties with the aim of responding better to the demands imposed by end-product applications.

New Ventures

The New Ventures unit develops products and processes based largely on new technology, and thus seeks to support our future business operations. Special attention is being given to coating, wood and fiber-based materials, waste utilization, and new technologies and products for reel-to-reel production. Ideas and innovations are sought both internally and from outside partners.

Capital Expenditures

We expect our capital expenditure, excluding acquisitions in 2005, to be somewhat higher than in 2004, but remain below annual depreciation. We have eight main projects under construction during 2005, including the construction of the new Changshu paper machine to be completed in June 2005, a new power plant in Shotton, the rebuild of paper machine 8 at Tervasaari, a new coater line at Raflatac Fletcher mill, a new power plant in Rauma, the rebuild of paper machine 3 at Nordland, the rebuild of paper machine 1 at Docelles, and a new power plant at our Chapelle Darblay mill. The new Changshu paper machine will substantially increase the mill’s production capacity for fine paper to approximately 800,000 tons per year. In the first stage, the mill’s coating capacity will increase to approximately 200,000 tons per year. The total cost of investments in the Changshu paper machine is expected to amount to approximately €390 million.

During the year ended December 31, 2004, our gross capital expenditure amounted to €686 million, a decrease of €34 million from our capital expenditure of €720 million during the year ended December 31, 2003. During the year ended December 31, 2002, our gross capital expenditure amounted to €620 million. Capital expenditures comprised primarily investments in plants and machinery. Acquisitions and purchases of shares accounted for €41 million in 2004, as compared to €17 million in 2003 and €52 million in 2002. Maintenance and replacement investments in existing production machinery totaled €253 million in 2004 as compared to €278 million in 2003 and €363 million in 2002. In addition to this, €392 million was spent in 2004 on changes in production and on new production units and production lines, as compared to €425 million in 2003 and €198 million in 2002.

Sales of shares and other non-current assets, comprising primarily of our disposal of the Brooks Group, totaled €311 million in 2004. In 2003, the proceeds realized from the sale of shares and fixed assets were €255 million. In 2002, the proceeds realized from the sale of shares and fixed assets were €212 million. The proceeds from asset sales in 2003 and 2002 related principally to the disposition of shares in Nokia.

Inflation

Inflation in Finland as measured by the consumer price index was 0.2% for the year 2004, 0.9% for the year 2003 and 1.6% for the year 2002. Inflation in Finland did not have a significant impact on our operating results. However, a portion of our operations, sales and production is performed in countries with rates of inflation higher or lower than that of Finland. Changes in rates of exchange may or may not reflect differences in rates of inflation. It is therefore not possible to quantify the individual or combined effects of these factors on reported income.

Item 6.	Directors, Senior Management and Employees

Pursuant to the provisions of the Companies Act and our articles of association, the control and management of the Company is divided between the shareholders (through actions taken at general meetings of shareholders), the Board of Directors and the President and Chief Executive Officer. In addition, we have an Executive Team, which assists the President and Chief Executive Officer in the daily management of the Company.

Our Board of Directors is responsible for the management of the Company and for the proper organization of our activities. The Board of Directors establishes the principles of our strategy, organization, accounting and financial control and appoints the President and Chief Executive Officer, who acts in accordance with the orders and instructions of our Board of Directors. The President and Chief Executive Officer, assisted by our Executive Team, is responsible for the day-to-day management of our affairs. Measures that are not within the ordinary course of our business may be taken by the President and Chief Executive Officer only if approved by our Board of Directors, unless the time required to obtain the approval of our Board of Directors would cause us to suffer a substantial disadvantage. In the latter case, our Board of Directors must be informed as soon as practicable of the measures which have been taken. The business address for each of the members of our Board of Directors and Executive Team is Eteläesplanadi 2, P.O. Box 380, 00101 Helsinki.

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

Following the annual general meeting of our shareholders held on March 31, 2005, the members of our Board of Directors are as follows:

Vesa Vainio, b. 1942	Board member since 1996, Vice Chairman in 1997, Chairman since 2001.

L.L.M.

Member of the Board of Nokia Corporation.

Owns 10,161 of our shares.

Berndt Brunow, b. 1950	Board member since 2002.

B.Sc. (Econ.).

President & CEO of Oy Karl Fazer Ab. Leading posts in UPM-Kymmene Corporation, 1996-1999, and Finnpap. 1988-1995.

Chairman of the Board of Sanitec Corporation.

Member of the boards of Lemminkäinen Oyj, Oy Nautor Ab and Cloetta Fazer AB (publ.)

Owns 261,924 of our shares.

Jorma Ollila, b. 1950	Board member since 1997, Vice Chairman since 2004.

M.Sc. (Eng.), M.Sc. (Pol.Sci.), M.Sc. (Econ.), Ph.D. (Pol.Sc.) h.c. and D.Sc (Tech.) h.c.

Chairman and Chief Executive Officer of Nokia Corporation. Member of the Boards of Directors of Ford Motor Company and Otava Books and Magazines Group Ltd.

Owns 31,504 of our shares.

Martti Ahtisaari, b. 1937	Board member since 2000.

President of the Republic of Finland, 1994-2000. Teacher Training College, University of Oulu. Granted honorary doctorates by several universities.

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

Owns 5,712 of our shares.

Michael C. Bottenheim, b. 1947	Board member since 2001.

Master of Law, M.B.A.

Advisory Board of Montrose Associates, London, since 2003. In 1972 joined Pierson, Heldring & Pierson, a private Dutch Bank as a corporate financier; left in 1976 to join Citicorp’s European Investment Bank in London. From 1985 until 2000, served as a Director of Lazard Brothers & Co. Limited specializing in cross-border mergers and acquisitions, and was appointed in 1992 to the managing directors committee.

Owns 5,712 of our shares.

Karl Grotenfelt, b. 1944	Board member since March 2004.

Master’s Degree in Law.

Chairman of the Board of Directors of Maximedia Oy, 1975-2001.

Chairman of the Board of Directors of Famigro Oy since 2003.

Lawyer, General Counsel, Administrative Director of Paper Industry and Member of the Executive Board with responsibility for the Paper Industry at A. Ahlström Oy during 1970-86. Chairman of the Board of Directors of Maximedia Oy during 1975-2001.

Member of the Board of Ahlstöm Capital Oy.

Owns 8,689 of our shares.

Georg Holzhey, b. 1939	Board member since 2003.

Dr. occ.-publ.

Executive Vice President and co-owner of G. Haindl’sche Papierfabriken KgaA 1970-2001. Executive Vice President of UPM-Kymmene Corporation in 2002.

Owns 646,468 of our shares.

Wendy Evrard Lane, b. 1951	Board member since March 2005.

B.A. Mathematics & French.

M.B.A. Finance.

Chairman, Lane Holdings, a private equity investment firm (1992 to present). Director of Laboratory Corporation of America and Willis Holdings, Ltd. Trustee of the U.S. Ski & Snowboard Team Foundation. Partner, officer and other positions at Donaldson, Lufkin & Jenrette Securities Corp. 1981-1992; and Goldman, Sachs & Co. 1977-1980.

Owns none of our shares.

Françoise Sampermans, b. 1947	Board member since March 2004.

B. Arts & Psych.

Vice President of NMPP, a French distribution chain formed by the Hachette Publishing Consultant (France Soir, IT Press) Group and five media cooperatives. Vice President of business unit Magazine and Multimedia Distribution in France at NMPP, 2000-2003. Executive positions at publishers (L’Express, le Point, Marianne, Le Nouvel Economiste), the printer Quebecor Europe and Alcatel-Alstom Group during 1984-2000.

Owns 2,689 of our shares.

Gustaf Serlachius, b. 1935	Board member since 1996.

B.B.A.

Chairman of the Board of the Gösta Serlachius Fine Arts Foundation. Chairman of the Board of R. Erik Serlachius Foundation. Managing Director of G.A. Serlachius Oy, 1969-1986. Chairman of the Board of Directors of Metsä-Serla Corporation, 1987-1993. Member of the Board of Directors of Oy Metsä-Botnia Ab, 1973-1990, and member of the Board of Directors of Repola Ltd., 1990-1995.

Owns 1,772,782 of our shares.

The number of shares held by the members of our Board of Directors as stated above are as of April 30, 2005. At the annual general meetings of shareholders on March 25, 1998 and March 19, 2002, the shareholders resolved that non-executive members of our Board of Directors would not be entitled to receive stock options of the Company.

Executive Team

At the beginning of 2004, UPM restructured the composition and responsibilities of the Executive Team in an effort to facilitate fast, customer orientated decision making. From the beginning of 2004, Mr. Jussi Pesonen assumed operative responsibility for all of our divisions. Mr. Pesonen became President and CEO on January 29, 2004, following the resignation of our previous President and CEO, Mr. Juha Niemelä.

Currently, the members of our Executive Team are as follows:

Jussi Pesonen, b. 1960	President and Chief Executive Officer of UPM-Kymmene Corporation since January 2004.

M.Sc. (Eng.).

Joined the company in 1987 and occupied several posts including Production Manager at Jämsänkoski mill, Production Unit Director at Kajaani, Kaukas and Shotton mills and Vice President of Newsprint Product Group. COO of the paper divisions 2001-2003. From the beginning of 2004 Senior Executive Vice President and deputy to the President and CEO.

Owns 20,014 of our shares and holds 50,000 Class D stock options and 70,000 Class E stock options.

Harald Finne, b. 1952	President, Wood Products Division, since January 2004.

M.Sc. (Psychology), MBA.

Served with Oy Wilh. Schauman Ab, Pietarsaari, as Human Resources Manager, 1976-1985. General Manager of Wasaplast, 1986-1988. Vice President, Administration, of Wisaforest Oy Ab, 1988-1994. Managing Director of Oy Wisapak Ab, 1994-1996. UPM-Kymmene Corporation Vice President, Human Resources, 1996-2001, and Executive Vice President, Human Resources and Information Technology, 2002-2003.

Owns 476 of our shares and holds 37,000 Class E stock options.

Pirkko Harrela, b. 1960	Executive Vice President, Corporate Communications, since January 2004.

M.A.

Several posts in Finnpap, 1985-1996. Several management posts in Communications for Printing Papers Division, 1996-2002. Vice President, Communications, 2003.

Owns 4,270 of our shares and holds 13,200 Class D stock options and 37,000 Class E stock options.

Pauli Hänninen, b. 1948	Executive Vice President, Business Development, since January 2004.

M.Sc. (Eng.), Tech. Licentiate.

In A. Ahlstrom in various production and line management positions, 1974-1989, the last position as Vice President and General Manager of the Kauttua paper mill, 1986-1989. Director of Kaipola LWC mill, 1989-1993. Vice President and General Manager of Kajaani paper mill, 1993-2000. Vice President, Product Group Uncoated Papers, 2000-2001. Senior Vice President, Fine Paper Operations, 2001-2003.

Holds 60 of our shares and holds 22,000 Class D stock options and 37,000 Class E stock options.

Matti Lievonen, b. 1958	President, Fine and Speciality Papers Division, since January 2004.

B.Sc. (Eng.), M.B.A.

Several posts in United Paper Mills Ltd. since 1986, including Project Manager, Technical Manager and Director for TD production unit at Kaipola mill, 1994— 1996. Director of Chapelle Darblay S.A. production unit in France, 1997-2001. Executive Vice President, Business and Technology Optimization, 2002-2003.

Holds 33,000 Class D stock options and 37,000 Class E stock options.

Matti J. Lindahl, b. 1946	President, Speciality Coatings Business, since January 2005.

B.Sc. (Econ.).

Member of the Executive Team since October 2002. Joined Finnboard in 1972 and held several management posts in sales and marketing. Managing Director of Finnboard (UK) Ltd. 1982-1990. President of Finnboard 1990-1992 and of Wisaforest Oy Ab 1992-1993. CEO of Nordland Papier AG 1994-2002. President, Fine Paper Division, 1997-2001. Executive Vice President, Haindl integration 2002. President, Converting Division, 2002-2004.

Holds 33,000 Class D stock options and 37,000 Class E stock options.

Jyrki Ovaska, b. 1958	President, Magazine Papers Division, since January 2004.

M.Sc. (Eng.).

Held several posts in United Paper Mills Ltd., Jämsänkoski mill, in production, customer service and business management, 1984-1995. Vice President, Business Development, Printing Papers, 1996-1998. Vice President, LWC Product Group, 1998-2000. Senior Vice President, Business Development and Support Functions, Publication Papers, 2000-2001. President, Fine & Speciality Papers Division, 2002-2003.

Owns 3,300 of our shares and holds 33,000 Class D stock options and 37,000 Class E stock options.

Heikki Pikkarainen, b. 1963	President, Labelstock Business, since January 2005

M.Sc. (For.) MBA.

Corporate Analyst with Industrialization Fund of Finland, 1988-1989. Various tasks in M&A projects, business development and corporate analysis with Jaakko Pöyry Consulting, 1989-1998. Director, Business Development and Vice President of CHP business in Power and Heat Division, Fortum Oyj, 1998-2000. Since 2000 with UPM in several posts of strategic development, most recently Vice President, Strategic Development during 2003-2004.

Owns 7,400 of our shares and holds 7,800 Class D stock options and 12,200 Class E stock options.

Heikki Sara, b. 1946	Executive Vice President, Strategy, since January 2002.

D.Tech.

Joined United Paper Mills in 1976 holding several posts including Development Manager, Mill Director and Vice President for Jämsänkoski business unit. Member of the Executive Board of United Paper Mills, 1993-1995. UPM— Kymmene Corporation Executive Vice President, Resources, 1996-2001.

Owns 10,800 of our shares and holds 33,000 Class D stock options and 37,000 Class E stock options.

Riitta Savonlahti, b. 1964	Executive Vice President, Human Resources since May 2004.

M. Sc. (Econ.).

Held HR Specialist posts with ABB 1990-1994. Human Resources Manager with Nokia Mobile Phones, Salo Operations 1995-2000. Senior Vice President, Human Resources with Raisio Group 2000-2001. Senior Vice President, Human Resources with Elcoteq Network Corporation 2001-2004.

Holds 37,000 Class E stock options.

Hans Sohlström, b. 1964	Executive Vice President, Marketing, since March 2004.

M.Sc. (Tech.), M.Sc. (Econ.).

Various tasks in business control and development, procurement, planning, production and maintenance at Oy Wilh. Schauman Ab, Nordland Papier GmbH and Kymmene Oy, 1984-1989. Marketing Assistant, Finnpap, 1989-1990. Marketing Manager, Stracel S.A., 1990-1994. Mill Director, Jämsänkoski MFC and SC mills, 1994-1998. Management posts in sales and marketing, Publication Papers, 1998-2002. Senior Vice President Sales & Marketing, Magazine Paper Division, 2002-2004.

Owns 1,492 of our shares and holds 26,400 Class D stock options and 37,000 Class E stock options.

Kari Toikka, b. 1950	Executive Vice President and CFO, since January 2002.

M.Sc. (Econ.).

Several posts in United Paper Mills Ltd. from 1976. Vice President, Corporate Planning, for Repola Ltd., 1990-1995, and member of the Executive Board, 1994-1995. UPM-Kymmene Corporation Vice President, Investor Relations, 1996-1998, and Senior Vice President, Investor Relations and Administration, 1998-2001.

Owns 10,156 of our shares and holds 37,000 Class E stock options.

Markku Tynkkynen, b. 1952	Executive Vice President, Resources, since January 2004.

M.Sc. (Paper Eng.).

Employed by A. Ahlström, 1980-1982, as Production Engineer. Joined UPM in 1982 having several management posts in production, business development, sales and business management. Paper mill director of Stracel S.A., 1990-1993. General Manager and Vice President of Jämsänkoski profit unit, 1994-1998. Vice President of SC Product Group, 1998-2000. Senior Vice President, Publication Papers Division, with responsibility for product groups, technology and mills, 2000-2001. President, Magazine Paper Division, 2002-2003.

Owns 3,600 of our shares and holds 33,000 Class D stock options and 37,000 Class E stock options.

Hartmut Wurster, b. 1955	President, Newsprint Division, since January 2002.

D.Tech.

Several posts with Hamburger AG and Brigl & Bergmeister in Austria, 1982-1987, including Head of Technology Department and Production Manager. Joined Haindl Papier GmbH & Co. KG in 1987. Head of Technology Department at Augsburg mill, 1987-1989. Mill Director, Augsburg, 1989-1996, and member of the Executive Board responsible for the Magazine Paper Division, 1996-2001.

Holds 33,000 Class D stock options and 37,000 Class E stock options.

The number of shares and stock options held by the members of our Executive Team as stated above are as of April 30, 2005. The Class A and Class B stock options were issued pursuant to the management incentive program approved by the annual general meeting of our shareholders in 1998 and the Class D stock options and Class E stock options were issued pursuant to a management incentive program approved by the annual general meeting of our shareholders in 2002. Each of these stock options is exercisable for two of our shares. On March 31, 2005, our annual general shareholders’ meeting approved a new option program.

Compensation of Directors and Officers

For the year ended December 31, 2004, the aggregate remuneration paid to the members of our Board of Directors as a group (9 persons) was €918,000 of which €356,000 was paid in the form of UPM shares. For this same period, the aggregate remuneration, including benefits in kind, paid to the members of our Executive Team as a group (13 persons) was approximately €4.6 million, 8% of which was paid in the form of bonuses pursuant to the decision of our Board of Directors as proposed by the Human Resources Committee of our Board of Directors based on the performance of the Company. Such compensation, in the case of executive officers who are members of our Executive Team, was primarily in the form of salary and bonuses and, in the case of non-executive members of our Board of Directors, in the form of directors’ fees. Under our profit-sharing and incentive scheme for top management, an amount equivalent of up to twelve months’ salary may be paid to the Executive Team members as profit-sharing based on their overall performance.

In its meeting on January 29, 2004, our Board of Directors accepted the resignation of Juha Niemelä from the position of President and CEO. In the same meeting the Board appointed Mr. Jussi Pesonen, the Senior Executive Vice President and COO, as the new President and CEO of the Company. The combined value of Mr. Pesonen’s salary, including benefits in kind in the form of housing, car and telephone benefits and other remuneration in 2004 was €665,000.

In addition to salary and bonuses, members of our Executive Team are eligible to participate in stock option plans, the terms of which are described in “—Share Ownership.”

Pursuant to an early retirement plan agreed with the company, the retirement age for our CEO is 60 years. Other members of our Executive Team are also covered by early retirement plans in their service contracts, which provide for the possibility of early retirement at ages varying from 60 to 63. The costs of these early retirement plans or other supplements to the mandatory pension cover are generally covered by voluntary pension insurance. In 2004, the total amount of pension expenses relating to the pension arrangements of the members of the Executive Team was €1.2 million.

Members of our Executive Team have negotiated certain benefits upon the termination of their service contracts prior to the stated expiration date of such service contracts. If UPM-Kymmene Corporation gives notice of termination to Jussi Pesonen, our President and CEO, a severance compensation of 24 months’ fixed salary will be paid, in addition to the six months’ salary required to be paid during the notice period for his termination. For other members of our Executive Team, the period for additional severance compensation is 12 months in addition to the six months’ salary for the notice period.

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

Board Practices

Members of our Board of Directors are elected for a term of one year that begins at the end of the annual general meeting of shareholders at which they are elected and terminates at the end of the next annual general meeting of shareholders. Members of our Board of Directors may be elected or removed only by a resolution of shareholders in a general meeting of shareholders and there are no benefits provided upon termination of their service as Board members. For the year during which a specific member was elected to our Board of Directors, see the individual biographies of the members of our Board of Directors under “—Board of Directors” above.

Our Board of Directors has elected, from among its independent members, an Audit Committee comprising Michael C. Bottenheim as Chairman and Martti Ahtisaari and Wendy E. Lane as members. The Committee’s duties include scrutinizing the contents of our accounts and the Company’s interim reviews, our internal control systems and audit. At its meetings, the Committee discusses matters with our internal and external auditors, President and Chief Executive Officer, Chief Financial Officer and other executives as appropriate. Matters pertaining to the main organization structure and to the nomination of our Executive Team, salaries, fees and other remuneration paid to the members of our Executive Team are handled by the Human Resources Committee, which comprises Berndt Brunow as Chairman and Francoise Sanpermans and Georg Holzhey as members. Final decisions on proposals made by the Human Resources Committee concerning our Executive Team are made by our Board of Directors. Matters pertaining to the membership of our Board of Directors and its Committees are handled by the Nomination Committee, which comprises Karl Grotenfelt as Chairman, Jorma Ollila and Berndt Brunow as members. Final decisions on proposals made by the Nomination Committee concerning our Board of Directors are made by the shareholders at the annual general meeting of shareholders. Meetings of the committees may be attended by all members of our Board of Directors. There are no conflicts or potential conflicts of interest between any duties of the Company and our Directors and their private interests.

Home Country Practices

Under the New York Stock Exchange’s corporate governance listing standards, listed foreign private issuers, like UPM, must disclose any significant ways in which their corporate governance practices differ from those followed by U.S. domestic companies under the NYSE listings standards. There are no significant differences in the corporate governance practices followed by UPM as compared to those followed by U.S. domestic companies under the NYSE listings standards, except that UPM’s Human Resources Committee (which functions as UPM’s compensation committee) contains one non-independent director, Georg Holzhey. Under the Finnish law, the Human Resources Committee is not required to be composed entirely of independent directors. UPM’s corporate governance practices also comply with the Corporate Governance Recommendation for Listed Companies approved by the Helsinki Stock Exchange in December 2003.

Employees

Our human resources policy is based on clear areas of responsibility with defined targets, regular appraisal discussions, a continuous training process as well as feedback and rewards. As of December 31, 2004, we employed 33,433 individuals of whom 18,720, or 56%, were employed in Finland.

Our human resources policy is implemented by local units, where the practices can be developed using regional synergies and local strengths. We have implemented a profit based bonus plan to provide incentives for all employees and to help build a corporate culture with increased emphasis on profitability. Group employees also participate in various other incentive programs based on their productivity and other factors. We are extending our incentive schemes ever more widely throughout our divisions and business units. In most cases, earnings comprise a fixed basic salary, performance-related pay and payments under our profit bonus scheme. Payments under the latter for the year 2004 totaled €9 million. As of January 1, 2005 a new incentive scheme for salaried employees is applied. It combines performance related and profit based elements into one incentive. In addition, we conduct employee opinion surveys to study working conditions, working morale and employee satisfaction. Special importance is given to appraisal discussions between employees and their superiors and to remuneration and recruitment policies. For this purpose, we have developed an index to be used to study the working community in relation to factors such as expertise, qualifications, motivation, teamwork and the work of superiors.

A large number of our employees belong to trade unions. In Finland, approximately 90% of our employees belong to unions, while in other countries where we have principal production plants, the proportion of unionized workers typically varies between 10% and 50%. Local practice and legislation are observed in our labor relations matters and in negotiating collective agreements. The paper industry and wood products industry in Finland have typically concluded collective agreements with a group of trade unions, representing blue-collar workers and salaried employees in the paper industry, wood products industry and forestry. In Finland, the previous nation-wide collective agreements covering our blue-collar workers in the forest industry were made for a two-year period, which expired on February 15, 2005. The collective agreements covering our Finnish salaried white-collar employees were effective until February 28, 2005. In accordance with the agreements, a nationwide wage increase was implemented in Finland in March 2004. In December 2004 a comprehensive agreement was made covering all industries in Finland until September 30, 2007. Wood products industry and forestry joined the comprehensive agreement regarding both blue-collar workers and white-collar employees but paper industry didn’t. We employ 9,430 people (28% of our worldwide personnel) in our Finnish paper industry operations. In those industries, which had joined the comprehensive agreement a nationwide wage increase was effected in March 2005.

Negotiations on the paper industry’s collective agreements are underway with the paper workers’ union and with the union of salaried employees. Following a ban on overtime work declared by the Finnish Paper Workers’ Union in March 2005, several illegal strikes and other shutdowns have occurred in the Finnish paper industry, including a two-day strike beginning on May 15, 2005. In response, the member companies of the Finnish Forest Industries Federation declared a lockout at all Finnish pulp and paper mills beginning May 18, 2005 and ending June 1, 2005, with another two-week lockout scheduled to follow at that time if a settlement has not been reached. These lockouts cover all of our pulp and paper mills and converting units. We estimate that we are incurring losses of approximately €4 million per day during the strike and lockout period.

The following table sets forth the number of personnel by country at the end of the past three years:

	As of December 31,
	2004	2003	2002
Finland	18,720	19,401	19,873
Germany	4,311	4,333	4,385
United Kingdom	1,852	1,960	2,001
France	1,712	1,771	2,032
Russia	750	660	571
Austria	678	712	737
Spain	277	272	255
Estonia	179	173	22
The Netherlands	166	169	185
Italy	83	81	65
Belgium	74	66	128
Sweden	58	62	69
Hungary	46	16	13
Poland	45	50	53
Denmark	41	234	233
Ireland	—	345	315
Other Europe	66	64	146
United States	1,571	1,526	1,968
Canada	1,296	1,414	1,449
China	1,109	834	772
Malaysia	151	126	103
Australia	104	96	90
South Africa	81	78	73
Rest of the world	63	39	41

Total	33,433	34,482	35,579

The following table sets forth the number of personnel by division at the end of the past three years:

	As of December 31,
	2004	2003	2002
Magazine papers	8,825	8,887	9,325
Newsprint	3,451	3,785	3,826
Fine and speciality papers	6,831	6,654	6,611
Converting	4,594	4,558	4,694
Wood products	6,851	7,711	7,577
Other operations	2,881	2,887	3,546

Total	33,433	34,482	35,579

Share Ownership

As of April 15, 2005, members of our Board of Directors and our Executive Team, as a group, held 2,807,209 ordinary shares, representing 0.544% of the issued and outstanding share capital and 0.544% of the voting rights of UPM. Members of our Executive Team, in the aggregate, also hold stock options that, if converted, could raise our share capital by €2,868,240 (1,687,200 ordinary shares), representing, as of April 15, 2005, 0.327% of the share capital of the Company, on a fully-diluted basis. Each member of our Board of Directors and our Executive Team, on an individual basis, beneficially owned less than one percent of our issued and outstanding shares (including shares that are issuable upon the conversion of stock options) as of April 15, 2005.

On March 25, 1998, our shareholders approved the issuance to our key personnel worldwide of 6,000,000 stock options conferring a right to subscribe for an aggregate of up to 6,000,000 of our shares. The stock options comprised three classes with 2,000,000 stock options in each class. In March 2002, the two million Class C stock options, which were held by Unicarta Oy, our wholly-owned subsidiary, were cancelled. Class A stock options have been exercisable since April 1, 2001 and have been exercisable through April 30, 2005 at an exercise price of €30.95 per share, without giving effect to the bonus issue, and €30.95 per two shares, after giving effect to the bonus issue. Class B stock options have been exercisable from April 1, 2003 through April 30, 2005 at an exercise price of €35.99 per share, without giving effect to the bonus issue, and €35.99 per two shares, after giving effect to the bonus issue. The exercise price for the stock options has been reduced by the amount of dividends distributed (without any corporate tax credit) after May 1, 1998 and before the date of the share subscription. As a result of the share subscriptions with the 1998 stock options, our share capital may have been increased by a maximum of €13,600,000.

On March 19, 2002, our shareholders authorized the issuance of 7,600,000 stock options to key personnel as well as to one of our wholly owned subsidiaries. Each stock option entitles its holder to subscribe for two shares of UPM stock. Half of the stock options are marked with the symbol 2002D, while the other half are marked 2002E. Those stock options marked 2002D may be exercised between April 1, 2004 and April 30, 2007 while those stock options marked 2002E may be exercised between April 1, 2005 and April 30, 2008.

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

On March 31, 2005, our shareholders authorized the issuance of 9,000,000 stock options to key personnel as well as to one of our wholly owned subsidiaries. Each stock option entitles its holder to subscribe for one share of UPM stock. Of the stock options, 3,000,000 are marked with the symbol 2005F, 3,000,000 with the symbol 2005G and 3,000,000 with the symbol 2005H. Those stock options marked 2005F may be exercised between October 1, 2006 and October 31, 2008. Those stock options marked 2005G may be exercised between October 1, 2007 and October 31, 2009. And those stock options marked 2005H may be exercised between October 1, 2008 and October 31, 2010.

The share subscription price for the stock option 2005F is €18.23, the trade volume weighted average quotation of UPM’s shares on the Helsinki Stock Exchange between January 1 and February 28, 2005 with an addition of 10 percent. For the stock option 2005G, the share subscription price will be the trade volume weighted average quotation of UPM’s share on the Helsinki Stock Exchange between January 1 and February 28, 2006 plus an additional 10 percent. For the stock option 2005H, the share subscription price will be the trade volume weighted average quotation of UPM’s shares on the Helsinki Stock Exchange between January 1 and February 28, 2007 plus an additional 10 percent.

The share subscription price of the stock options shall, as per the dividend record date, be reduced by the amount of the dividend decided after the end of the period for determination of the subscription price but before the share subscription. However, the subscription price of the share shall never be less than the book value (equivalent value) of the share.

As a result of the share subscriptions made against the 2005 stock options our share capital may be increased by a maximum of €15,300,000.

As of April 30, 2005, the maximum number of new shares that may be issued through the exercise of the D, E, F, G and H stock options represents approximately 4.6% of our total share capital.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

As far as it is known to our management, we are not, directly or indirectly, controlled by another corporation, by any government or by any other entity, and there are no arrangements the operation of which may at a subsequent date result in a change in our control.

The following table sets forth our major shareholders as of April 30, 2005 based on registered share ownership as reflected in our share register (except for the Holzhey/Bischoff group, which includes ten prior Haindl shareholders. The share ownership information is as of December 31, 2004.):

	As of April 30, 2005
	Number of Shares	Percent of Shares	Percent of Votes
Holzhey/Bischoff group (including ten prior Haindl shareholders)	17,515,542	3.39	3.39
Ilmarinen Mutual Pension Insurance Company	7,565,997	1.47	1.47
Gustaf Serlachius (representing five shareholders)	6,328,855	1.23	1.23
Oy Premier Holding Ab	1,676,200	0.32	0.32
Palkkiyhtymä Oy	1,700,000	0.33	0.33
Palkki Group, total	3,376,200	0.65	0.65
The State Pension Fund	3,800,000	0.74	0.74
Varma-Sampo Mutual Pension Insurance Company	2,923,140	0.57	0.57
Merita plc Pension Fund	1,213,470	0.23	0.23
Merita plc Pension Foundation	599,770	0.12	0.12
Nordea Securities plc	174,114	0.03	0.03
Nordea Life Assurance Finland Ltd	1,057,313	0.20	0.20
Nordea Group, total	3,044,667	0.58	0.58
Svenska litteratursällskapet i Finland	3,488,070	0.68	0.68
Eläke-Fennia Mutual Pension Fund	1,884,112	0.36	0.36
The Finnish Cultural Foundation	1,894,214	0.37	0.37
The Kymi 100 Year Foundation	2,005,254	0.39	0.39
Nominees & registered foreign owners (excl. Holzhey/Bischoff group)	322,344,385	62.42	62.42
Nominees & registered foreign owners (incl. Holzhey/Bischoff group)	339,859,927	65.81	65.81
Others	140,279,836	27.15	27.15

Total	516,450,272	100.00	100.00

To the knowledge of our management, there were two holders of 5% or more of our shares as of April 30, 2005:

	As of April 30, 2005
	Number of Shares	Percent of Shares	Percent of Votes
Capital Group International, Inc. (1)	33,049,100	6.40	4.72
Franklin Resources Inc. (2)	39,737,680	7.69	10.27
Total	516,450,272	100.00	100.00

(1)	On December 31, 2004, Capital Group International, Inc., through five investment management companies, Capital Guardian Trust Company, Capital International Limited, Capital International S.A., Capital International K.K. and Capital International Inc., managed 33,049,100 UPM shares and held sole voting power in 24,386,420 shares. We are unable to determine the exact holdings of these accounts as per dates other than the dates on which they notify us of their holdings on the basis of the flagging rules of the Finnish Securities Market of 1989, as amended, or the dates of the annual or extraordinary general meetings of shareholders of UPM-Kymmene Corporation, at which time these entities have elected to register their holdings.

(2)	These shares are held through accounts managed by affiliated investment advisors of Franklin Resources Inc. as of March 7, 2005. On that date, Franklin Resources, Inc. held 39,737,680 shares and in addition held voting rights in 13,285,228 shares. This represented 7.58% and 10.11% of UPM’s total number of shares in issue 524,320,252 on March 7, 2005. We are unable to determine the exact holdings of these accounts as per dates other than the dates on which they notify us of their holdings on the basis of the flagging rules of the Finnish Securities Market of 1989, as amended, or the dates of the annual or extraordinary general meetings of shareholders of UPM-Kymmene Corporation, at which time these entities have elected to register their holdings.

The major shareholders of the Company do not have voting rights different from those of the other shareholders.

As of April 30, 2005, 20,483,336 shares in the form of ADSs, representing 3.97% of our issued and outstanding shares, were held in the United States by 20 record holders. In addition, as of May 3, 2005, 1,644,200 shares, representing 0.32% of our issued and outstanding shares, were held in the United States by 199 record holders.

Related Party Transactions

As described in “Item 10. Additional Information—Material Contracts—Haindl Share Sale and Purchase Agreement,” we completed the purchase of Haindl in November 2001. Friedrich Holzhey, who was a member of our Board of Directors between March 19, 2002 and 2003, was a major shareholder in Haindl and a Director of Haindl before the Haindl acquisition. Georg Holzhey, who was our Executive Vice President for Procurement and Logistics and a member of our Executive Team in 2002 and elected to our Board of Directors at the annual general meeting of our shareholders on March 19, 2003, was also a major shareholder in Haindl and Haindl’s Managing Director before the Haindl acquisition. The consideration that Mr. Friedrich Holzhey and Mr. Georg Holzhey received in connection with the acquisition of Haindl was negotiated on an arm’s length basis. For a description of the Haindl transaction, see “Item 5. Operating and Financial Review and Prospects—Recent Developments—Haindl Acquisitions” and “Item 10. Additional Information—Material Contracts—Contractual Arrangements relating to Haindl Acquisitions.”

There is no outstanding indebtedness to UPM-Kymmene Corporation by any director or executive officer or 10% shareholder of the Company. See also Note 37 of the notes to the consolidated financial statements included elsewhere in this annual report.

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

Chemical Pulp. Most of our chemical pulp is produced and sold internally. The internal sales are priced at the market price for the pulp. Furthermore, we hold a 47% interest in Metsä-Botnia, a joint venture between M-real Oyj (“M-real”) and Metsäliitto Group. M-real is a Finnish paper producer, and Metsäliitto Group is a co-operative organization of Finnish forest owners. Metsäliitto Group is also the controlling shareholder of M-real. Chemical pulp produced by Metsä-Botnia is sold to the Group and to M-real at the market price less certain transportation and other costs. In 2004 and 2003, our chemical pulp entitlement with respect to the production of Metsä-Botnia was 1.1 million tons per year. Total purchases of chemical pulp from Metsä-Botnia amounted to €238 million in 2004 and €226 million in 2003.

Energy. We obtain most of the energy for our production units in Finland through our owned and leased power plants, as well as through ownership in power companies, which entitle us to receive electricity and heat from those companies. A significant volume of our electricity procurement comes from Pohjolan Voima Oy, a Finnish power producer in which we hold a 40.97% equity interest and Kemijoki Oy, a Finnish hydropower producer in which we hold a 4.1% equity interest. Pohjolan Voima Oy is also a majority shareholder in Teollisuuden Voima Oy, one of Finland’s two nuclear power companies. Purchases of electricity from these associated companies totaled €198 million in 2004 and €181 million in 2003. In accordance with the power companies’ respective articles of association and related shareholder agreements, the prices we pay to the power companies are based on production costs, which are generally lower than market prices. Internal sales are priced at the prevailing market price.

Research and Development. Approximately 10 to 15% of our research and development activities is conducted by Oy Keskuslaboratorio-Centrallaboratorium Ab (the Finnish Pulp and Paper Research Institute or “FPPRI”), in which we are one of four corporate owners with a 38.7% interest. Our ownership in FPPRI provides us with fundamental research information regarding our main raw materials, major manufacturing processes and key product attributes. In addition to joint research at FPPRI, we also utilize the institute for contract research in connection with product and process development. These services are provided on an arm’s-length basis and upon terms that we believe to be customary within the industry and generally no less favorable than would be available from unrelated third parties. See “Item 5. Operating and Financial Review and Prospects—Research and Development.”

Shipping. We purchase logistics and transport services from certain associated companies, the most significant of which is Oy Transfennica Ab, in which we hold a 27.1% interest. Oy Transfennica Ab is a Finnish shipping company engaged in the transport of cargo, primarily paper and other forest products, between Finland and the main European trading ports. Such purchases amounted to €20 million in 2004 and €19 million in 2003. These purchases were made on an arm’s-length basis and upon terms that we believe to be customary within the industry and generally no less favorable than would be available from unrelated third parties.

Recovered Paper. We purchase raw materials from certain associated companies, the most significant of which is Paperinkeräys Oy, a Finnish company in which we have a 23.0% interest. Paperinkeräys Oy is engaged in the procurement, processing and transport of recovered paper. Aggregate raw material purchases from associated companies amounted to €15 million in 2004 and €14 million in 2003. Recovered paper is sold to us and other shareholders of Paperinkeräys Oy at a price which is determined using a contractual formula that takes into account the world market prices for recovered paper and the prices of other fiber raw materials, as well as costs relating to paper recovery. In Austria, we have a similar arrangement concerning recovered paper, which is purchased from Austria Paper Recycling G.m.b.H., a company in which we own a 33.3% equity interest. The aggregate recovered paper purchases amounted to €12 million in 2004 and €11 million in 2003.

Pension foundation. In Finland, UPM has a pension foundation (Kymin Eläkesäätiö), which is a separate legal entity. The pensions of about 7% of our Finnish employees have been arranged by the foundation. The contributions paid by UPM to the foundation amounted to €19 million in 2004 and €15 million in 2003. The foundation manages and invests the contributions for the employee benefit plans. At December 31, 2004 UPM had borrowings of €174 million (€167 million at December 31, 2003) from the foundation.

We intend to continue to engage in transactions on a similar basis with such related companies. For additional discussion, see Note 37 of the notes to the consolidated financial statements included elsewhere in this annual report.

Item 8.	Financial Information

Consolidated Financial Statements

See “Item 18. Financial Statements.”

Other Financial Information

Export Sales from Finland and Sales by Market Area

We have production plants in 16 countries, including Austria, Finland, Germany, the United Kingdom, France, the United States, Canada and China. Although 56% of our employees are resident in Finland, sales to Finland accounted for only 11% of our global sales in 2004. Sales to our most important markets, the European Union and North America, contributed over 85% of our total sales. Our export sales from Finland, our main base of operations, were equal to €4,301 million in 2004.

The following table sets forth the percentages of our sales in 2004 by market area:

Percentage of Group Sales
Market Area
Germany	16
United Kingdom	13
Finland	11
France	7
Other European Union countries	23
Rest of Europe	4
USA	13
Canada	2
Asia	7
Other countries (1)	4

Total	100

(1)	Includes Africa, Mexico, South America, Australia and Oceania.

Legal Proceedings

We are a defendant or plaintiff in a number of legal proceedings incidental to our operations. These legal proceedings primarily involve claims arising out of commercial law issues.

In 2003, UPM directed its outside counsel to conduct an internal investigation of UPM’s and its subsidiaries’ compliance with competition laws in the United States and other jurisdictions where the companies conduct business. UPM decided to approach competition law authorities to disclose any conduct that did not comport with applicable competition laws, and to strengthen its competition law compliance programs. UPM has created a European Union Competition Law Compliance Manual and has initiated a comprehensive competition law training program for all its employees. More than 2,000 executives and employees of the Company have participated in the competition law compliance training. Internal audits have been expanded to include competition law issues and a variety of other internal controls have been implemented.

During 2004, UPM and its subsidiaries have continued to cooperate with competition law authorities in the European Union, Canada, and the United States. UPM received conditional immunity from competition authorities in the European Union and Canada with respect to certain conduct UPM has disclosed to them. In the United States, the Antitrust Division of U.S. Department of Justice is conducting criminal investigations into alleged anticompetitive conduct in the labelstock and magazine paper industries. UPM continues to cooperate fully with the various authorities and their ongoing investigations, and may yet be subject to additional investigations in other parts of the world.

UPM and its subsidiary, Raflatac, Inc., along with certain labelstock manufacturers, have been named as defendants in a number of class-action lawsuits filed in United States District Courts by the Company’s customers, and in state courts by customers of the Company’s customers. These lawsuits allege that the defendants violated federal and/or state antitrust laws by conspiring with one another to fix the prices of and allocate the markets for labelstock products. The complaints seek treble or punitive damages for alleged overcharges resulting from the purported conspiracy.

UPM and its subsidiary, UPM-Kymmene, Inc., have also been named as a defendant in class-action lawsuits making similar allegations against manufacturers of magazine papers. These complaints, like the labelstock complaints, seek treble or punitive damages for alleged overcharges resulting from the purported conspiracy.

In an unrelated development, on May 3, 2004, UPM received a Statement of Objection from the European Commission concerning alleged anticompetitive activities in the market for plastic industrial sacks. UPM has responded to the Statement of Objection as the European Commission requested and is awaiting a decision by the Commission.

In the aggregate, these matters may implicate or result in substantial adverse publicity, penalties, and damages. It is possible that any ultimate liability could be material to UPM’s financial position, results of operations, and cash flow. At this time, however, and in light of UPM’s cooperation with the authorities, and due to the considerable uncertainties associated with these matters, it is not possible for UPM estimate any potential liability. UPM will continue to consider the need to establish loss provisions in light of future developments.

Other than these proceedings, we have not been involved in any legal, administrative or arbitration proceedings which the management would expect to potentially have a material adverse effect on our business, financial condition or results of operations, nor, so far as management is aware, are any such legal, administrative or arbitration proceedings pending or threatened.

Dividend Policy

Dividends are proposed by our Board of Directors, based on our year-end consolidated and unconsolidated financial statements and subject to the amount of distributable funds for both the Group as a whole and the Company, and are approved in respect of the prior year at the annual general meeting of shareholders. The annual general meeting is usually convened in March each year. Holders of record of UPM-Kymmene Corporation ordinary shares on the date of the annual general meeting of shareholders at which a dividend is declared are entitled to receive the dividend, less any amounts required to be withheld on account of taxes or governmental charges. Cash dividends payable to holders of ordinary shares will be distributed by the Company directly, except for those who hold ADSs, who will receive dividends from the depositary for the ADSs, Citibank N.A. (the “Depositary”). In Finland, the payment will be made to the depositary bank or other institution holding the shares for the shareholder, which will credit the payment to the shareholder’s account. For shareholders in the United States, the payment will be converted from euros into U.S. dollars unless they instruct otherwise. The U.S. dollar amounts of dividends received by holders of ordinary shares may be affected by fluctuations in exchange rates. See “Item 3. Key Information—Exchange Rates.”

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

Nature of Trading Markets

Our shares are registered for trading on the Helsinki Stock Exchange under the symbol “UPM1V.”

The following table sets forth, for the periods indicated, the high and low sales prices of our shares on the Helsinki Stock Exchange, as reported in euros by the Helsinki Stock Exchange:

	Price per UPM-Kymmene Share
	High	Low
	€
2000	22.45	12.46
2001	19.93	14.00
2002	22.25	12.61
2003	17.10	11.05
2004	17.13	14.44
2005 (through April 29)	18.15	15.05

	High	Low
	€
2003
First Quarter	16.90	11.85
Second Quarter	13.85	11.05
Third Quarter	17.10	12.23
Fourth Quarter	16.65	13.99

2004
First Quarter	16.60	14.44
Second Quarter	16.40	14.51
Third Quarter	16.18	14.84
Fourth Quarter	17.13	15.20

2005
First Quarter	18.15	15.77
Second Quarter (through April 29)	16.67	15.05

	Price per UPM-Kymmene Share
	High	Low
	€
November 2004	17.13	15.42
December 2004	16.98	16.15
January 2005	16.80	15.77
February 2005	17.29	15.94
March 2005	18.15	16.66
April 2005	16.67	15.05

Since June 29, 1999, our shares have been traded in the United States on the New York Stock Exchange under the symbol “UPM” in the form of ADSs, which are evidenced by American Depositary Receipts. Each ADS represents one share.

The Depositary has advised us that, as of April 30, 2005, there were 20,483,336 ADSs outstanding. The outstanding ADSs were held of record by 20 record holders. A significant number of ADSs are held of record by broker nominees. The number of beneficial owners is unknown but is believed to be materially higher than the 20 record holders.

The following table sets forth, for each of the periods indicated, the reported high and low closing price per UPM-Kymmene ADS as reported on the New York Stock Exchange Composite Tape, retroactively taking into account the bonus issue in March 2003:

	Price per UPM-Kymmene ADS
	High	Low
	(U.S. $)
2000	22.25	11.75
2001	17.65	12.83
2002	20.52	12.85
2003	20.00	12.70
2004	22.70	17.65
2005 (through April 29)	23.82	19.82

	High	Low
	(U.S. $)
2003
First Quarter	17.40	13.25
Second Quarter	14.43	12.70
Third Quarter	18.55	14.54
Fourth Quarter	20.00	17.01

2004
First Quarter	20.21	18.08
Second Quarter	19.16	17.65
Third Quarter	19.58	18.14
Fourth Quarter	22.70	19.21

2005
First Quarter	23.82	20.74
Second Quarter (through April 29)	21.43	19.82

	High	Low
	(U.S. $)
November 2004	22.70	19.95
December 2004	22.68	21.60
January 2005	22.08	20.74
February 2005	22.63	21.47
March 2005	23.82	22.00
April 2005	21.43	19.82

Trading and Settlement on the Helsinki Stock Exchange

Trading in, and clearing of, securities on the Helsinki Stock Exchange takes place in euros, with the minimum tick size for trading quotations being one euro cent. All price information is produced and published only in euros.

The trading system of the Helsinki Stock Exchange, the SAXESS Trading System, is a decentralized and fully automated order-driven system. Trading is conducted on the basis of trading lots, which are fixed separately for each share series.

Continuous trading takes place from 10:00 a.m. to 6:20 p.m. on each trading day. The closing prices are ready at the end of closing call (from 6:20 to 6:30 p.m.). Offers may be placed in the system beginning at 8:30 a.m. during a pretrading session. Opening call takes place from 9:45 a.m. to 10:00 a.m. Contract transactions may also be registered during pretrading session and post-trading session from 6:40 to 7:00 p.m.

Trades are normally cleared in the Finnish Central Securities Depository’s, or FCSD, automated clearing and settlement system on the third banking day after the trade date unless otherwise agreed by the parties.

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

The Finnish Securities Market Act specifies minimum disclosure requirements for Finnish companies applying for listing on the Helsinki Stock Exchange or making a public offering of securities in Finland. The information provided must be sufficient to enable investors to make a sound evaluation of the security being offered and the issuing company. Finnish listed companies have a continuing obligation to publish regular financial information and to inform the market of any matters likely to have a material impact on the value of their securities.

A shareholder is required, without undue delay, to notify a Finnish listed company and the Finnish Financial Supervision Authority when its voting participation in, or its percentage ownership of, the issued share capital of such Finnish listed company reaches, exceeds or falls below 5%, 10%, 15%, 20%, 25%, 33 1/3%, 50% or 66 2/3%, calculated in accordance with the Finnish Securities Market Act, or when it enters into an agreement or other arrangement that, when affected, has such effect. If a Finnish listed company receives information indicating that a voting interest or ownership interest has reached, exceeded or fallen below these thresholds, it must disclose such information to the public and to the Helsinki Stock Exchange.

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

The Finnish Book-Entry Securities System

General

Finland has made a gradual changeover from a certificated securities system to a book-entry securities system since August 1, 1991, when the relevant legislation came into effect. Use of the book-entry securities system is mandatory for shares listed on the Helsinki Stock Exchange. Our shares were entered into the book-entry system on May 2, 1996.

The Finnish book-entry securities system is centralized at the FCSD, which provides national clearing and registration services for securities. The FCSD maintains a central book-entry securities system for both equity and debt securities.

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

Finnish Depositories for Clearstream Banking S.A., Luxembourg, Clearstream Banking AG, Germany and Euroclear Bank, S.A./N.V., as operator of the Euroclear System, have nominee accounts within the Finnish book-entry securities system and, accordingly, non-Finnish shareholders may hold their shares through their accounts with Clearstream Banking or Euroclear.

Shareholders wishing to hold their shares in the Finnish book-entry securities system in their name and who do not maintain a book-entry account in Finland are required to open a book-entry account at an authorized Account Operator in Finland and a convertible euro account at a bank operating in Finland.

Item 10.	Additional Information

Authorized Share Capital

Under our articles of association, our authorized share capital may not be less than €750,000,000 nor more than €3,000,000,000. As of December 31, 2004, our issued share capital was €891,344,428.40 consisting of 524,320,252 fully-paid shares. Each of our shares entitles its holder to one vote. The shares are in book-entry format.

On March 31, 2005, our annual general meeting of shareholders resolved to repurchase on the open market some of our own shares using distributable funds. According to the decision, any repurchased shares may be used to acquire assets relating to our business operations, as payment in any acquisitions we might make and as part of our share ownership plan in the manner and to the extent decided by our Board of Directors, or for the relinquishment or invalidation of those shares. The number of shares repurchased will be no fewer than 100 and no more than 25,000,000 and they will be purchased through public trading on the Helsinki Stock Exchange. The shares will be purchased at the market price quoted in public trading at the time of purchase, and the purchase price will be paid to the sellers within the payment time specified in the rules of the Helsinki Stock Exchange and the FCSD. Purchase of the shares will reduce our distributable shareholders’ equity. Inasmuch as the maximum number of shares to be repurchased represents less than 5% of the total number of our shares and less than 5% of the number of votes carried by the shares, the purchase will have no major impact on the distribution of share ownership and voting rights within the Company.

In addition, on March 31, 2005, the annual general meeting of our shareholders resolved to authorize our Board of Directors to increase our share capital by issuing new shares and/or convertible bonds. Our Board of Directors is authorized to resolve on increasing our share capital by issuing new shares or convertible bonds in one or more issues. The increase of the share capital through share issuance or subscription of shares pursuant to conversion of convertible bonds into shares may amount to a maximum aggregate number of 104,715,000 shares and to a maximum aggregate increase of the share capital of €178,015,500. The share capital may be increased without giving regard to the shareholders’ pre-emptive rights to subscribe for new shares and convertible bonds and to resolve on the subscription prices and other terms and conditions of the subscription. If the share capital is increased through a share issuance, our Board of Directors will be entitled to resolve that the shares can be subscribed for in exchange for a property in kind or otherwise on certain conditions. This authorization will remain valid for one year.

As of December 31, 2004, none of our shares were held as treasury shares. As authorized by the Annual General Meeting on March 24, 2004, we purchased 8,000,000 of our shares in open market transactions during the first quarter of 2005. After the invalidation of these shares pursuant to a decision taken at the Annual General Meeting on March 31, 2005, the number of shares registered on April 12, 2005, was 516,450,272.

In April 2005, a total of 1,557,629 UPM stock options 1998A were used for the subscription of 3,115,258 shares. Furthermore, a total of 1,842,800 stock options 1998B were used for the subscription of 3,685,600 shares. The shares have been registered in the Finnish Trade Register on May 16, 2005. During the period of January 2–March 31, 2005, no stock options were used for the subscription of shares. As a result of the subscriptions, the number of our shares was increased by 6,800,858 new shares and our share capital by €11,561,458.60. After the registration, the total number of our shares is 523,251,130 and the share captial of the company is now €889,526,021.

Memorandum and Articles of Association

Organization and Register

UPM-Kymmene Corporation is organized under the laws of the Republic of Finland. We are registered in the Trade Register maintained by the National Board of Patents and Registration of Finland, under the business identity code 104 1090-0.

Purpose and Object

Pursuant to Section 2 of our articles of association, the sphere of operations of the Company is to engage, either directly or through its subsidiaries, in the forest, packaging, chemical, engineering, marine technology and energy production industries as well as other business operations related to these. The Company may also own and control real estate, shares and other securities, engage in other investment activities, and act as the parent company of the group that it forms.

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

Purchase Obligations

Our articles of association contain a clause according to which a shareholder or a group of related shareholders who or which has acquired either 33 1/3% or 50% of the total ordinary shares or of the total voting power of the Company, at the minimum, is obligated to purchase the shares of all other shareholders who request such purchase. The articles of association specify that the purchase price of such shares shall be the higher of the following:

(a)	the weighted average trading price of the ordinary shares of the Company on the Helsinki Stock Exchange during the ten (10) business days prior to the day on which the shareholder obligated to purchase ordinary shares of the Company in accordance with this provision informed the Company that the above-mentioned percentage of ownership of ordinary shares or votes has been reached or exceeded or, in the event that no such notification is provided to the Company, or such notification is provided after the expiration of the period of time set forth in the articles of association, then during the ten (10) business days prior to the day on which the Company’s Board of Directors is informed in any other manner; or

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

Material Contracts

In May 2001, we entered into an agreement to acquire the shares of Haindl for a total purchase price of €3,640 million. In a back-to-back transaction, we sold two of the six Haindl mills, Walsum and Parenco, to Norske Skog for a total consideration of €1,028 million. Below is a description of the agreement dated May 28, 2001 governing the Haindl acquisition (the “Share Purchase Agreement”).

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

Under the terms of the Share Purchase Agreement, €291 million of the total purchase price was deposited by the Sellers on the date of the closing in an escrow account to cover any representation or warranty claims arising from the Share Purchase Agreement, including environmental, tax and European Union regulatory claims (the “Second Escrow Account”). For the Second Escrow Account, claims relating to the representations and warranties in the Share Purchase Agreement were to be brought no later than November 30, 2002, claims relating to environmental issues were to be brought no later than November 30, 2003, and claims relating to European Union proceedings and tax matters are not subject to any time limit. All claims against the Second Escrow Account have been settled by the parties and the funds in the Second Escrow Account were released to the Sellers on October 14, 2004.

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

Exchange Controls

Our shares may be bought by non-residents of Finland (“non-residents”) on the Helsinki Stock Exchange without any separate Finnish exchange control consent. Non-residents may receive dividends without a separate Finnish exchange control consent, the transfer out of Finland being subject to payment by the Company of withholding taxes. Non-residents that have acquired our shares may receive shares pursuant to a bonus issue or through participation in a new issue without a separate Finnish exchange control consent. Shares may be sold in Finland by non-residents and the proceeds of such sale may be transferred out of Finland in any convertible currency. There are no Finnish exchange control regulations applying to the sale of shares of the Company by non-residents to other non-residents.

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

Companies

Finnish companies are subject to national corporate income tax on their worldwide income. Starting from tax year 2005, the corporate income tax rate is 26%. The corporate income tax rate was 29% in tax years 2000-2004 and 28% in tax years 1996-1999. Within this context the tax year corresponds to calendar year.

Finland applied an imputation or avoir fiscal system until 2005 for profits distributed as dividends, but in June 2004 the Parliament of the Republic of Finland approved a Corporate and Capital Tax Reform according to which the imputation system was replaced with effect from January 1, 2005 with a limited double taxation system. As part of the Tax Reform, capital gains related to certain shareholdings of Finnish resident companies are tax exempt from May 19, 2005 onwards, correspondingly capital losses and write offs are not any more tax deductible.

Under the avoir fiscal system, there was a minimum tax payable to the Finnish tax authorities by a Finnish company depending on the amount of profit distributed as dividends. For the tax year 1999, the applicable minimum tax was 7/18 of the dividends distributed to the shareholders and for the tax year 2000, the applicable minimum tax was 29/71. For tax years 2003, 2002 and 2001 the applicable minimum tax was also 29/71. To the extent that this minimum tax exceeded or was less than the corporate tax charge payable to the Finnish taxation authorities calculated on taxable income, a tax surplus was established or a supplementary tax liability was imposed (as appropriate). Any tax surplus generated may be used, for a period of ten years, to offset any supplementary tax which may become payable in subsequent years.

Under the new limited double taxation system the corporate income will first be taxed according to the corporate income tax at the rate of 26% at the company level and subsequently the dividends received by shareholders will be taxed at the appropriate rates depending on the type of the company distributing dividends and on the other hand whether the resident shareholder is a listed company, privately held company or a natural person – though in many cases the dividend received is at least partly exempt from income tax. Under the new taxation system there is no minimum tax payable by the companies depending on the amount of dividends, as what was the case with the old avoir fiscal system. If the listed Finnish company distributes dividends to a shareholder, which is a natural person and resident of Finland, 70% of the dividends received by such a shareholder will be taxable as capital income, thus, the applicable tax rate will be 28%. The rest of the dividend income received by such a shareholder will not be treated as taxable income. Year 2005 serves as a transition period, when only 57% (instead of 70%) of the dividends will be taxable as capital income. Finnish company paying the dividends is responsible for withholding an advance tax at the rate of 15% of the amount of dividends (the tax rate will be 19% starting from year 2006).

Non-residents of Finland are subject to Finnish withholding tax on dividends paid by a Finnish company.

Shareholders and Holders of ADSs

Tax Credit on Dividends

The Finnish avoir fiscal system was applied in its entirety only to shareholders who were residents of Finland. Under the avoir fiscal system, a tax credit is available to resident shareholders on the payment of dividends by a Finnish company equal to the lesser of, the tax paid by such company for its income and 29/71 of the dividend paid, as described above. Because corporate income tax rate and the tax credit were of the same size, no taxes were generally payable by shareholders in respect of dividends income received from a listed Finnish company. The tax credit is not generally available to non-residents. Shareholders who are non-residents may, however, be entitled to the tax credit in whole or in part where there is a double taxation treaty with Finland that contains the appropriate provisions. Currently, the only such tax treaty in force is with Ireland, entitling certain shareholders resident in Ireland to a tax credit equal to one-half of the credit available to residents of Finland.

Withholding Tax on Dividends

Non-residents of Finland are subject to Finnish withholding tax on dividends paid by a Finnish company. In the absence of any applicable treaty, the rate of withholding tax is 28% as from January 1, 2005 according to the new Corporate and Capital Tax Reform. The corresponding rate of withholding tax from 2000 through 2004 was 29% and in 1999 the rate was 28%. Finland has entered into double taxation treaties with many countries pursuant to which the withholding tax is reduced on dividends paid to persons entitled to the benefits under such treaties, unless the shares from which such dividends derive are effectively connected with a permanent establishment or a fixed base in Finland, in which case Finnish income taxes are levied on the dividends so derived. In the case of the treaty with the United States, the withholding tax rates are reduced to 15%. The Finnish company paying the dividend is responsible for deducting any applicable Finnish withholding tax.

A reduction of such withholding tax rate can be obtained at source upon the submission of a Source Tax Card or the required information (name, date of birth and address) to the payer prior to the payment of dividends. If such a Source Tax Card or such information is not submitted in a timely manner, a refund of tax withheld in excess of the applicable treaty rate can be obtained upon application to the local tax authority. Citibank N.A., as Depositary for the ADSs, has agreed to use reasonable efforts to make and maintain arrangements enabling holders to receive tax credits, reduction in Finnish withholding tax or other benefits (pursuant to treaty or otherwise) relating to dividend payments on the ADSs at the time the dividend is paid.

No withholding tax is levied under Finnish law on dividends paid to corporate entities that reside in the European Union and directly hold at least 25% of the capital of the distributing Finnish company, provided that such entities are not entitled to the tax credit under the Finnish avoir fiscal system and are subject to a general corporate income tax in their respective countries of residency, as specified in Directive 90/435/EEC. Starting from the beginning of the year 2005 the requirement concerning the ownership of shares will be 20%. Additionally, due to the abolishment of the Finnish avoir fiscal system the requirement concerning avoir fiscal will no longer apply starting from the beginning of the year 2005.

Finnish Transfer Tax

There is no transfer tax payable in Finland on share transfers made on the Helsinki Stock Exchange. If the transfer is not made on the Helsinki Stock Exchange, a transfer tax at the rate of 1.6% of the relevant sales price is payable by the buyer. However, if the buyer is neither a resident of Finland nor a Finnish branch of a foreign credit institution nor a Finnish branch of a foreign brokerage firm, the seller must collect the tax from the buyer. If neither the buyer nor the seller is a resident of Finland or a Finnish branch of a foreign credit institution or a Finnish branch of a foreign brokerage firm and it is not a question of transfer of shares in a housing or real estate company, the transfer of shares will be exempt from Finnish transfer tax. No transfer tax is payable in connection with newly issued shares.

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

U.S. Federal Income Taxation

General

The following is a description of the principal United States federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of our shares or ADSs, which are evidenced by American Depositary Receipts. This description addresses only the United States federal income tax considerations of United States Holders (as defined below) that are initial purchasers of our shares or ADSs at the initial issue price and that will hold such shares or ADSs as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, financial institutions, insurance companies, real estate investment trusts, grantor trusts, regulated investment companies, dealers or traders in securities or currencies, tax-exempt entities, pension funds, persons that received our shares or ADSs pursuant to an exercise of employee stock options or rights or otherwise as compensation for the performance of services, persons that will hold our shares or ADSs as part of a “hedging” or “conversion” transaction, a position in a “straddle” or in another integrated transaction for United States federal income tax purposes, persons that have a “functional currency” other than the United States dollar, partnerships or other entities taxable as partnerships for United States federal income tax purposes, holders subject to the alternative minimum tax, individual holders subject to the tax on expatriates or holders that own (or are deemed to own) 10% or more (by voting power or value) of our shares. This description does not address any state, local or non-U.S. tax consequences of the acquisition, ownership and disposition of our shares or ADSs. Moreover, this description does not address the consequences of any United States federal tax other than income tax, including but not limited to the U.S. federal estate and gift taxes.

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

Dividends received by a non-corporate United States holder in tax years beginning on or before December 31, 2008 in respect of our shares or ADSs may, if eligible be taxed at a special reduced rate, provided that certain requirements are met, including a requirement that the United States holder holds our shares or ADSs, as applicable, for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date.

Any dividend paid in euros (or any currency other than U.S. dollars) will be included in your gross income in an amount equal to the U.S. dollar value of the euro (or, if not euros, the currency in which the dividend was paid) on the date of receipt by the United States Holder, in the case of shares, and by the depositary in the case of ADSs. Any gain or loss realized by a United States Holder that subsequently sells or otherwise disposes of euros (or, any currency other than U.S. dollars), which gain or loss is attributable to currency fluctuations after the date of receipt of the dividend, will be ordinary gain or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

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

Sale or Exchange of Shares or ADSs

If you are a United States Holder, you generally will recognize gain or loss on the sale or exchange of your shares or ADSs equal to the difference between the amount realized on such sale or exchange and your adjusted tax basis in your shares or ADSs. Such gain or loss will be capital gain or loss. If you are a non-corporate United States Holder, the maximum marginal United States federal income tax rate applicable to such gain will be lower than the maximum marginal United States federal income tax rate applicable to ordinary income if your holding period for such shares or ADSs exceeds one year. Gain or loss, if any, recognized by a United States Holder generally will be treated as United States source income or loss for United States foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

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

Subject to the discussion below under “—Backup Withholding Tax and Information Reporting Requirements,” if you are a Non-United States Holder of our shares or ADSs, you generally will not be subject to United States federal income or withholding tax on any gain realized on the sale or exchange of such shares or ADSs unless (i) such gain is effectively connected with your conduct of a trade or business in the United States or (ii) in the case of any gain realized by an individual Non-United States Holder, you are present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Backup Withholding Tax and Information Reporting Requirements

United States backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, shares or ADSs made within the United States to a holder of shares or ADSs (other than an “exempt recipient,” including a corporation, a payee that is not a United States person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, shares or ADSs within the United States to a holder (other than an “exempt recipient”) if such holder fails to furnish its correct taxpayer identification number and other information or otherwise fails to comply with such backup withholding tax requirements. The current backup withholding tax rate is 28%.

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

Market risk represents the risk of changes in value of a financial instrument, derivative or non-derivative, caused by fluctuations in foreign currency exchange rates, interest rates and equity prices. The objective of our financial risk management strategy is to protect us against unfavorable changes in financial markets, and thus help to secure profitability. The objectives and principles for financing activities are defined in our Financial Policy approved by our Board of Directors. Funding and management of the financial risks are the responsibility of our central Treasury department in Finland.

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

The following sensitivity analyses present the hypothetical loss in cash flows or fair values of the financial instruments and derivative financial instruments which were held by us as of December 31, 2004 and 2003, and were subject to changes in foreign exchange rates, interest rates and equity prices. The range of sensitivities chosen for these analyses reflects our view of changes, which are reasonably possible over a one-year period.

In the normal course of business, we also face risks that are either non-financial or non-quantifiable. These risks principally include country risk, credit risk and legal risk and are not represented in the following analyses. We also face commodity price risk in relation to our use of wood pulp and energy in our operations. See “Item 3. Key Information—Risk Factors.” We have entered into certain forward contracts at the end of 2004 to hedge our exposure to changes in energy and recycled fiber prices. We have not had significant involvement in any other derivative commodity instruments. Accordingly, commodity price risk is also not represented in the following analyses.

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

In this regard, our financial policy:

•	is to hedge 50% of the forecasted net foreign currency flows for the 12 months ahead; however, the figure may vary between 25 and 100%. Net foreign currency cash flow exposures are hedged with derivative financial instruments like forward contracts, options and swap agreements;

•	is to leave no more than €300 million of the net balance sheet position (comprising foreign currency denominated debts and receivables) unhedged. For purposes of hedging any excess exposure, we use forward contracts, options and swap agreements; and

•	is not to hedge our equity exposure arising from foreign net investments.

Using a hypothetical adverse change of 10% of exchange rates (a weakening of the euro), the hypothetical loss in cash flows of derivative and non-derivative financial instruments and foreign currency denominated balance sheet positions at December 31, 2004 and 2003 was estimated to be €133 million and €125 million, respectively. The hypothetical loss was modeled consistent with our forecasted 12-month currency flows.

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

As of December 31, 2004 and 2003, there was an estimated hypothetical negative effect of €53 million and €58 million, respectively, on fair value of our net debt portfolio (including derivative financial instruments) as a result of interest rate exposures existing at December 31 consequent to a 100 basis point (or 1% per year) downward parallel shift in the yield curve.

Equity Price Risk

We have certain investments in publicly traded companies (principally traded on the Helsinki Stock Exchange). These securities have exposure to price risk. The fair market value of the equity investments held by us as of December 31, 2004 and 2003 was €233 million and €197 million, respectively. The estimated potential loss in fair market value resulting from a hypothetical 10% adverse movement in equity prices quoted by stock exchanges was €23 million as of December 31, 2004 as compared to €20 million as of December 31, 2003. Currently, there are no outstanding derivative financial instruments designated as hedges of these investments in publicly traded companies.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Our management, under the supervision of and with the participation of our President and Chief Executive Officer and our Executive Vice President and Chief Financial Officer, has evaluated the effectiveness of the Group’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) on December 31, 2004. Based on such evaluation, our President and Chief Executive Officer, and our Executive Vice President and Chief Financial Officer, except as described below in relation to our U.S. GAAP reporting, have concluded that, as of such date, the Group’s disclosure controls and procedures were effective to ensure that material information relating to the Group was made known to them by others within the Group, particularly during the period in which this annual report was being prepared.

In connection with the preparation of our financial statements and our annual report on Form 20-F for the year ended December 31, 2004, we were provided with additional information relating to the U.S. GAAP reporting of the financial statements of one of our associated companies accounted for in our financial statements using the equity method. This information indicated that the associated company, Pohjolan Voima Oy, or PVO, which prepares its statutory financial statements in accordance with generally accepted accounting standards in Finland, had not previously provided us information as to the effect of the adoption of FASB Statement No.143, “Accounting for Asset Retirement Obligations,” or FAS 143.

Consequently, we have restated our 2003 consolidated financial statements in accordance with U.S. GAAP to reflect the adoption of FAS 143 for PVO as of January 1, 2003, as discussed in more detail in Note 40 to our audited financial statements included elsewhere in this annual report. The restatement increased our net income and shareholders’ equity by €75 million. Furthermore, we are in the process of taking additional measures with which we expect to obtain further detailed U.S. GAAP information from our associated companies. We also plan to supplement our U.S. GAAP expertise and resources in the next year.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of such controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their controls objectives. Acknowledging this, we have designed our disclosure controls and procedures to provide such reasonable assurance.

There were no significant changes in the Group’s internal controls over financial reporting that occurred during the year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting. However, in connection with the material weakness in internal control over financial reporting discussed above, we are currently in the process to remediate the material weakness.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

The Board of Directors of the Group has determined that it has at least one “audit committee financial expert,” as defined in Item 16A of Form 20-F, serving on the Audit Committee. Michael Bottenheim is the director whom the Board of Directors has determined to be an audit committee financial expert. Holders of ADSs should understand that this designation is a disclosure requirement of the Commission related to Mr. Bottenheim’s experience and understanding with respect to certain accounting and auditing matters. The designation does not impose on to Mr. Bottenheim any duties, obligations or liability that are greater than are generally imposed on him as a member of the Audit Committee and Board of Directors, and his designation as an audit committee financial expert pursuant to this Commission requirement does not affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

Item 16B.	Code of Ethics

We have adopted a code of ethics consisting of several policies that apply to all of our employees, including our President and Chief Executive Officer, Executive Vice President and Chief Financial Officer and Senior Vice President, Financial Control. These policies are available through our web site at http://www.upm-kymmene.com by clicking “About Us” – “Corporate Responsibility.”

Item 16C.	Principle Accounting Fees and Services

Audit Fees. The total fees paid to our principal accountant, PricewaterhouseCoopers, for the audit of the annual consolidated financial for the years ended December 31, 2004 and December 31, 2003 were €2.9 million and €2.9 million respectively.

Audit-Related Fees. The total fees related to assurance and other services that reasonably relate to the audit or review of financial statements paid to PricewaterhouseCoopers were €0.8 million and €0.6 million respectively, for the years ended 2004 and 2003.

Tax Fees. Fees paid to PricewaterhouseCoopers, associated with tax compliance and tax consultation were €1.2 million and €1.3 million respectively, for the years ended 2004 and 2003.

All Other Fees. We did not pay any other fees to PricewaterhouseCoopers other than those described above in 2004 and 2003.

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

All of the services described in “Audit-Related Fees,” Tax Fees” and “All Other Fees,” were approved by the Audit Committee in accordance with the Company’s formal policy on auditor independence.

Item 16D.	Exemptions from the Listing Standards for Audit Committee

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchases

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

See pages F-1 to F-94 incorporated herein by reference.

Item 19.	Exhibits

Documents filed as exhibits to this annual report.

1.1 Articles of Association of UPM-Kymmene as amended to date (incorporated herein by reference to Exhibit 1 of the annual report on Form 20-F for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on April 28, 2003).

2.1 Amended and Restated Trust Deed in respect of €5 billion Global Medium Term Note Programme of UPM-Kymmene Corporation and UPM-Kymmene Finance B.V. guaranteed by UPM-Kymmene Corporation dated June 28, 2004.

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

4.3 Contract of Employment for Jussi Pesonen, President and Chief Executive Officer of UPM-Kymmene, dated February 17, 2004 (incorporated herein by reference to Exhibit 4.3 of the annual report on Form 20-F for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on June 21, 2004).

4.4 Haindl Share Sale and Purchase Agreement by and among the Sellers, who are the shareholders of Haindl, UPM-Kymmene Beteiligungs GmbH and UPM-Kymmene Corporation dated May 28, 2001 (the “Share Sale and Purchase Agreement”) (incorporated herein by reference to Exhibit 4.5 of the annual report on Form 20-F for the year ended December 31, 2001, as filed with the Securities and Exchange Commission on May 31, 2002).

4.5 Amendment I to the Share Sale and Purchase Agreement, dated June 12, 2001 (incorporated herein by reference to Exhibit 4.6 of the annual report on Form 20-F for the year ended December 31, 2001, as filed with the Securities and Exchange Commission on May 31, 2002).

4.6 Amendment II to the Share Sale and Purchase Agreement, dated November 26, 2001 (incorporated herein by reference to Exhibit 4.7 of the annual report on Form 20-F for the year ended December 31, 2001, as filed with the Securities and Exchange Commission on May 31, 2002).

4.7 Stock Purchase Agreement between UPM-Kymmene Investment, Inc. and Bemis Company, Inc., dated as of August 20, 2002 (incorporated herein by reference to Exhibit 4.8 of the annual report on Form 20-F for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on April 28, 2003).

4.8 Amendment I to the Stock Purchase Agreement between UPM-Kymmene Investment, Inc. and Bemis Company, Inc., dated as of March 13, 2003 (incorporated herein by reference to Exhibit 4.9 of the annual report on Form 20-F for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on April 28, 2003).

4.9 Amendment II to the Stock Purchase Agreement between UPM-Kymmene Investment, Inc. and Bemis Company, Inc., dated as of April 10, 2003 (incorporated herein by reference to Exhibit 4.10 of the annual report on Form 20-F for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on April 28, 2003).

4.10 Agreement between UPM-Kymmene Corporation and Juha Niemelä dated January 29, 2004 (incorporated herein by reference to Exhibit 4.11 of the annual report on Form 20-F for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on June 21, 2004).

4.11 Key Personnel Stock Options Terms and Conditions, authorized by the annual general shareholder’s meeting of March 31, 2005, relating to the administration of Stock Options for the key personnel of UPM-Kymmene.

6.1 Under IFRS, basic earnings per share is calculated by taking profit for the period divided by the adjusted average number of shares during the period, excluding own shares. The computation of diluted earnings per share is similar to that for basic earnings per share, except that it assumes the potentially dilutive securities, such as convertible bonds, were converted to shares as of the beginning of the year. A description of the computation of earnings per share under U.S. GAAP is included in Note 40I(k) of the notes to the consolidated financial statements included herein.

8.1 For significant subsidiaries as of the end of the year covered by this annual report, see “Item 4. Information on the Company—Organizational Structure.”

12.1 Certification by the President and Chief Executive Officer of UPM-Kymmene Corporation pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2 Certification by the Executive Vice President and Chief Financial Officer of UPM-Kymmene Corporation pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13 Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 26, 2005

UPM-KYMMENE CORPORATION

By:	/s/ Jouko Taipale
	Name:	Jouko Taipale
	Title:	Senior Vice President, Financial Control

By:	/s/ Olavi Kauppila
	Name:	Olavi Kauppila
	Title:	Senior Vice President, Investor Relations

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UPM-Kymmene Corporation

Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of UPM-Kymmene Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders’ equity and cash flow present fairly, in all material respects, the financial position of UPM-Kymmene Corporation and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with International Financial Reporting Standards. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Finland, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 40, as restated, to the consolidated financial statements.

PRICEWATERHOUSECOOPERS OY

Authorized Public Accountants

Helsinki, Finland

May 26, 2005

UPM-KYMMENE CORPORATION

CONSOLIDATED INCOME STATEMENT

	Year ended December 31,
	Note	2004	2004	2003	2002
	(In millions, except per share amounts)
Sales	(4)	$13,294	€9,820	€9,787	€10,417
Other operating income	(6)	228	168	58	91
Costs and expenses	(7)	(11,138)	(8,227)	(8,445)	(8,580)
Depreciation, amortization and impairment charges	(8)	(1,519)	(1,122)	(1,048)	(1,125)

Operating profit	(4)	865	639	352	803
Share of results of associated companies and joint ventures	(9)	87	64	29	80
Gains on available-for-sale investments, net	(10)	37	27	127	72
Exchange rate and fair value gains and losses	(11)	65	48	107	25
Finance costs, net	(11)	(242)	(178)	(177)	(270)

Profit before tax		812	600	438	710
Income taxes	(12)	554	409	(121)	(212)

Profit after tax		1,366	1,009	317	498
Minority interest		(1)	(1)	2	2

Net profit for the period		$1,365	€1,008	€319	€500

Earnings per share
Basic earnings per share	(13)	2.61	1.93	0.61	0.96
Diluted earnings per share	(13)	2.60	1.92	0.61	0.96

The notes are an integral part of these financial statements.

UPM-KYMMENE CORPORATION

CONSOLIDATED BALANCE SHEET

	Year ended December 31,
	Note	2004	2004	2003
	(In millions)
ASSETS
Non-current assets
Goodwill	(15)	$2,112	€1,560	€1,663
Other intangible assets	(16)	703	519	522
Property, plant and equipment	(17)	10,318	7,621	8,125
Investment property	(18)	51	38	42
Biological assets	(19)	1,547	1,143	1,127
Investments in associated companies and joint ventures	(20)	1,418	1,047	1,012
Available-for-sale investments	(21)	495	366	353
Non-current receivables	(22)	325	240	244
Deferred tax assets	(28)	400	296	403
Other non-current assets	(23)	30	22	18

		17,399	12,852	13,509

Current assets
Inventories	(24)	1,541	1,138	1,144
Trade and other receivables	(25)	2,148	1,587	1,439
Accrued income tax receivables		81	60	62
Available-for-sale investments	(26)	133	98	99
Cash and cash equivalents	(2)	192	142	338

		4,095	3,025	3,082

Total assets		$21,494	€15,877	€16,591

EQUITY AND LIABILITIES

Capital and reserves
Share capital	(27)	$1,206	€891	€890
Share issue		1	1	—
Share premium reserve	(27)	1,009	745	737
Translation differences		(74)	(55)	(42)
Fair value and other reserves	(27)	384	284	258
Retained earnings		7,811	5,770	5,154

		10,337	7,636	6,997
Minority interest		35	26	32
Non-current liabilities
Deferred tax liabilities	(28)	1,262	932	1,579
Retirement benefit obligations	(29)	551	407	650
Provisions	(30)	240	177	103
Interest-bearing liabilities	(31)	5,989	4,424	4,911
Other liabilities	(32)	35	26	79

		8,077	5,966	7,322

Current liabilities
Current interest-bearing liabilities	(31)	1,241	917	870
Trade and other payables	(33)	1,701	1,256	1,269
Accrued income tax payables		103	76	101

		3,045	2,249	2,240

Total liabilities		11,122	8,215	9,562

Total equity and liabilities		$21,494	€15,877	€16,591

The notes are an integral part of these financial statements.

UPM-KYMMENE CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Share capital	Share issue	Share premium reserve	Translation differences	Fair value and other reserves	Retained earnings	Total
	(In millions)
Balance at January 1, 2003	€442	€—	€704	€24	€805	€5,229	€7,204
Share issue	445	—	—	—	(445)	—	—
Convertible bond loan 1994	3	—	33	—	(36)	—	—
Translation differences	—	—	—	(66)	—	—	(66)
Other items	—	—	—	—	—	(4)	(4)
Cash flow hedges
recorded in shareholders’ equity, net of tax	—	—	—	—	32	—	32
transferred to income statement, net of tax	—	—	—	—	—	—	—
Available-for-sale investments
gains/losses arising from fair valuation, net of tax	—	—	—	—	2	—	2
transferred to income statement, net of tax	—	—	—	—	(100)	—	(100)
Dividend paid	—	—	—	—	—	(390)	(390)
Net profit for the period	—	—	—	—	—	319	319

Balance at December 31, 2003	€890	—	€737	€(42)	€258	€5,154	€6,997

Balance at January 1, 2004	€890	€—	€737	€(42)	€258	€5,154	€6,997
Share options exercised	1	1	8	—	—	—	10
Translation differences	—	—	—	(13)	—	—	(13)
Other items	—	—	—	—	1	1	2
Cash flow hedges
recorded in shareholders’ equity, net of tax	—	—	—	—	31	—	31
transferred to income statement, net of tax	—	—	—	—	(19)	—	(19)
Available-for-sale investments
gains/losses arising from fair valuation, net of tax	—	—	—	—	13	—	13
transferred to income statement, net of tax	—	—	—	—	—	—	—
Dividend paid	—	—	—	—	—	(393)	(393)
Net profit for the period	—	—	—	—	—	1,008	1,008

Balance at December 31, 2004	€891	€1	€745	€(55)	€284	€5,770	€7,636

The notes are an integral part of these financial statements.

UPM-KYMMENE CORPORATION

CONSOLIDATED CASH FLOW STATEMENT

	Year ended December 31,
	2004	2004	2003	2002
	(In millions)
Cash flow from operating activities
Net profit for the period	$1,365	€1,008	€319	€500
Adjustments to net profit (1)	448	331	1,081	1,392
Interest received	53	39	16	30
Interest paid, net of amounts capitalized	(256)	(189)	(239)	(311)
Dividends received	53	39	70	67
Other financial items, net	(61)	(45)	54	46
Income taxes paid	(98)	(72)	(160)	(194)
Change in working capital(2)	(154)	(114)	117	(112)

Net cash provided by operating activities	$1,350	€997	€1,258	€1,418

Cash flow from investing activities
Acquisition of subsidiary shares, net of cash (Note 5)	$(1)	€(1)	€(14)	€(10)
Acquisition of shares in associated companies	(54)	(40)	(2)	(26)
Acquisition of available-for-sale investments	(1)	(1)	—	(5)
Capital expenditures	(853)	(630)	(599)	(571)
Proceeds (disbursements) from disposal of subsidiary shares, net of cash (Note 5)	250	185	(5)	12
Proceeds (disbursements) from disposal of shares in associated companies	34	25	14	7
Proceeds from disposal of available-for-sale investments	(56)	(41)	174	(1)
Proceeds from sale of fixed assets	39	29	18	84
Proceeds from long-term receivables	27	20	54	71
Increase in long-term receivables	(16)	(12)	(6)	(2)
Other investing cash flow	—	—	(7)	—

Net cash used in investing activities	$(631)	€(466)	€(373)	€(441)

Cash flow from financing activities
Proceeds from long-term liabilities	$—	€—	€579	€1,050
Payments of long-term liabilities	(304)	(224)	(1,015)	(981)
Payments of short-term borrowings, net	(138)	(102)	(111)	(676)
Proceeds from share options exercised	14	10	—	—
Dividends paid	(532)	(393)	(390)	(388)
Other financing cash flow	(1)	(1)	(27)	(37)
Net cash used in financing activities	$(961)	€(710)	€(964)	€(1,032)

Change in cash and cash equivalents	$(242)	€(179)	€(79)	€(55)

Cash and cash equivalents at the beginning of year	$457	€338	€449	€520
Foreign exchange effect on cash	(23)	(17)	(32)	(16)
Change in cash and cash equivalents	(242)	(179)	(79)	(55)

Cash and cash equivalents at year-end	$192	€142	€338	€449

Notes to the consolidated cash flow statement
1) Adjustments to net profit
Minority interest	$1	€1	€(2)	€(2)
Taxes	(554)	(409)	121	212
Depreciation, amortization and impairment charges	1,519	1,122	1,048	1,125
Share of results in associated companies and joint ventures	(87)	(64)	(29)	(80)
Profits and losses on sale of fixed assets and investments	(186)	(138)	(19)	(39)
Gains on available-for-sale investments, net	(37)	(27)	(127)	(72)
Finance costs, net	176	130	70	245
Change in the Finnish pension system	(364)	(269)	—	—
Other adjustments	(20)	(15)	19	3

	$448	€331	€1,081	€1,392

2) Change in working capital
Inventories	$(35)	€(26)	€34	€(2)
Current receivables (3)	(275)	(203)	66	89
Current non-interest bearing liabilities	156	115	17	(199)

	$(154)	€(114)	€117	€(112)

3)	2004 includes €(179) million arising from termination of the securitization programme for trade receivables.

The notes are an integral part of these financial statements.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In the notes all amounts are shown in millions of euros unless otherwise stated.)

1.	ACCOUNTING POLICIES

The principal accounting policies to be adopted in the preparation of the consolidated financial statements are set out below:

Transition to International Financial Reporting Standards (IFRS)

UPM has adopted International Financial Reporting Standards (IFRS). The Group’s first financial statements under IFRS for 2003 and 2002 were published on November 23, 2004.

Principal Activities

UPM is a global paper and forest products company engaged in the production of paper, with an emphasis on the manufacture and sale of printing and writing papers. The Group is vertically integrated with operations that are organized through five divisions: Magazine Papers, Newsprint, Fine and Speciality Papers, Converting and Wood Products. The biggest units of UPM’s Other operations are in the forestry and energy departments in Finland. The Group’s activities are centered in the European Union countries and North America, with production facilities in 16 countries.

Basis of Preparation

These consolidated financial statements of UPM-Kymmene Corporation, a Finnish limited liability company, domiciled in Helsinki in the Republic of Finland, are prepared in accordance with International Financial Reporting Standards (IFRS).

The financial statements have been prepared under the historical cost convention as modified by the revaluation of biological assets, available-for-sale investment securities and certain other financial assets and financial liabilities.

Use of Estimates

The preparation of financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Accounting estimates are employed in the financial statements to determine reported amounts, including the realizability of certain assets, the useful lives of tangible and intangible assets, income taxes and others. Although these estimates are based on management’s best knowledge of current events and actions, actual results may ultimately differ from those estimates.

Consolidation Principles

Subsidiaries

The consolidated financial statements of UPM include the financial statements of the parent company, UPM-Kymmene Corporation, and its subsidiaries. Subsidiaries are those entities in which UPM-Kymmene Corporation either owns, directly or indirectly, over fifty per cent of the voting rights, or otherwise has the power to govern their operating and financial policies.

Acquisitions of subsidiaries are accounted for using the purchase method of accounting. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill (see “Intangible Assets” for the accounting policy on goodwill). Subsidiaries acquired during the year are included in the consolidated financial statements from the date on which control is transferred to the Group, and subsidiaries sold are included up to the date that control is relinquished. Where necessary, the accounting policies of subsidiaries have been adjusted to ensure consistency with the policies adopted by the Group.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

All intercompany transactions, receivables, liabilities and unrealized profits, as well as intragroup profit distributions, are eliminated.

The Group adopted the transition provisions of IFRS 3, Business Combinations, with effect from April 1, 2004. As a result, goodwill relating to acquisitions for which the agreement date was on or after March 31, 2004, is no longer subject to amortization. Goodwill arising in business combinations completed before March 31, 2004 will continue to be amortized until the standard is fully adopted as of January 1, 2005.

Associated Companies and Joint Ventures

Associated companies are entities over which the Group generally holds between 20% and 50% of the voting rights, or over which the Group has significant influence but not overall control. Joint ventures are entities over which the Group has contractually agreed to share the power to govern the financial and operating policies of that entity with another venturer or venturers.

Interests in associated companies and joint ventures are accounted for using the equity method of accounting. Under this method the Group’s share of the associated company’s and joint venture’s profit or loss for the year less any amortized goodwill is recognized on the income statement. The Group’s interest in an associated company and joint venture is carried on the balance sheet at an amount that reflects its share of the net assets of the associated company and joint venture together with goodwill on acquisition, as amortized, less any impairment. Gains and losses on transactions between the Group and its associated companies and joint ventures are eliminated to the extent of the Group’s interest in the associated company and joint venture. Equity accounting is discontinued when the carrying amount of the investment in an associated company or interest in a joint venture reaches zero, unless the Group has incurred or guaranteed obligations in respect of the associated company or joint venture.

Minority Interests

Minority interests have been disclosed separately from the consolidated shareholders’ equity and are recorded as a separate deduction on the consolidated income statement.

Foreign Currency Transactions

Items included in the financial statements of each subsidiary in the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that subsidiary (“the measurement currency”). The consolidated financial statements are presented in euros, which is the measurement currency of the parent company.

Foreign currency transactions are translated into euros using the exchange rates prevailing at the dates of the transactions. Receivables and liabilities in foreign currencies are translated into euros at the exchange rates ruling on the balance sheet date. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in equity as qualifying cash flow hedges. Foreign exchange differences arising in respect of operating business items are included in operating profit in the appropriate income statement account, and those arising in respect of financial assets and liabilities are included as a net amount in finance costs.

The income statements and cash flows of subsidiaries, whose measurement and reporting currencies are not euros, are translated into euros at quarterly average exchange rates. Their balance sheets are translated at the exchange rates ruling on the balance sheet date and the translation differences are taken to shareholders’ equity. When a foreign entity is sold or liquidated, such translation differences are recognized in the income statement as part of the gain or loss on sale.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Derivative Financial Instruments

Derivative financial instruments are initially recognized on the balance sheet at cost and thereafter revalued at their fair value. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged. On the date a derivative contract is entered into, the Group designates certain derivatives as either a hedge of the fair value of a recognized asset or liability (fair value hedge), or a hedge of a forecasted transaction or of a firm commitment (cash flow hedge).

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective both prospectively and retrospectively are recorded in the income statement under finance costs, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective both prospectively and retrospectively are recognized in equity (at the spot rate difference). Amounts deferred in equity are transferred to the income statement and classified as revenue or an expense in the same period during which the hedged firm commitment or forecasted transaction affects the income statement (for example, when the forecasted external sale to the Group takes place). The period when the hedging reserve is released to sales after each derivative has matured varies between 1–3 months.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting under IAS 39, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the committed or forecasted transaction ultimately is recognized on the income statement. However, if a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Certain derivative transactions, while providing effective economic hedges under the Group Financial Policy, do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement under finance costs.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as hedges to specific assets and liabilities or to specific firm commitments or forecast transactions. The Group also documents its assessment, both at the hedge inception and on an ongoing basis, as to whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Fair values of derivative financial instruments have been estimated as follows: Interest forward rate agreements and futures contracts are fair valued based on quoted market rates as at the balance sheet date; forward foreign exchange contracts are fair valued based on the contract forward rates in effect as at the balance sheet date; foreign currency options are fair valued based on quoted market rates as at the balance sheet date; interest and currency swap agreements are fair valued based on discounted cash flow analyses; and commodity derivatives are fair valued based on quoted market rates as at the balance sheet date.

In assessing the fair value of non-traded derivatives such as embedded derivatives and other financial instruments, the Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Other valuation techniques, such as option pricing models and estimated discounted value of future cash flows, are used to determine fair value for the remaining financial instruments. Embedded derivatives that are identified and separated from the host contracts are monitored by the Group and the fair value changes are reported in financial income and expenses on the income statement.

Segment Reporting

Business segments provide products or services that are subject to risks and returns that are different from those of other business segments. Geographical segments provide products or services within a particular economic environment that is subject to risks and returns that are different from those of components operating in other economic environments.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The accounting policies of the segments and Other Operations are the same as those of the Group. The costs and revenues as well as assets and liabilities of the segments are allocated on symmetrical basis. All inter-segment sales are based on market prices, and all inter-segment sales are eliminated in consolidation.

Discontinuing Operations

A discontinuing operation results from a decision, pursuant to a single disposal plan, to divest an operation comprising a separate major line of business for which the assets less liabilities and net financial results may be distinguished physically, operationally and for financial reporting purposes. The pre-tax gain or loss on disposal of discontinuing operation is shown as a separate item on the consolidated income statement.

Revenue Recognition

Sales are recognized after the transfer of the decisive risks and rewards that are connected with the ownership of the goods sold to the buyer and the Group retains neither a continuing right to dispose of the goods, nor effective control of those goods. Revenues from services are recorded when the service has been performed. Sales are shown net of indirect sales taxes, discounts and exchange differences on sales in foreign currency. The costs of distributing products sold are included in costs and expenses.

Income Taxes

The Group’s income taxes include income taxes of Group companies based on taxable profit for the financial period, together with tax adjustments for previous periods and the change of deferred income taxes. Tax credits arising from subsidiaries’ distribution of dividends are deducted from income taxes.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Currently enacted tax rates are used in the determination of deferred income tax. Deferred income tax is also provided on temporary differences arising on investments in subsidiaries, associated companies and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Intangible Assets

Amortization of intangible assets is based on the following expected useful lives:

Goodwill	5–20 years
Computer software	3–5 years
Other intangible assets	5–10 years

Goodwill

Goodwill represents the excess of the cost of acquisition over the fair value of assets less liabilities of the acquired subsidiary, associated company or joint venture at the date of acquisition. Goodwill and fair value adjustments arising on the acquisition of a foreign entity have been treated as assets of the reporting entity, and reported using the exchange rate at the time the transaction took place. Goodwill is amortized on a straight-line basis over its expected useful life. Expected useful lives vary between 5 and 20 years, depending upon the nature of the acquisition. At each balance sheet date the expected useful lives are reviewed and, where they differ significantly from previous estimates, amortization periods are changed prospectively.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At each balance sheet date the Group evaluates the carrying value of goodwill. An impairment is charged to the income statement when the expected future operating cash flows derived from the cash generating units are less than the carrying value of the cash-generating unit.

The gain or loss on disposal of an entity includes the unamortized balance of goodwill.

Research and Development

Research and development costs are expensed as incurred, except for certain development costs, which are capitalized when it is probable that a development project will be successful considering its commercial and technological feasibility, and only if the cost can be measured reliably. Capitalized development costs are amortized on a systematic basis over their expected useful future lives, not exceeding five years.

Computer Software

Costs associated with maintaining computer software programs and costs related to the research phase of computer software development projects are recognized as an expense as incurred. However, development costs that are directly associated with identifiable and unique software products controlled by the Group and have a probable economic benefit exceeding the cost beyond one year are recognized as intangible assets. Direct costs include staff costs of the software development team and an appropriate portion of relevant overhead. Computer software development costs recognized as assets are amortized using the straight-line method over their useful lives.

Other Intangible Assets

Expenditure on acquired patents, trademarks and licenses is capitalized and amortized using the straight-line method over their useful lives. Intangible assets are not revalued.

Property, Plant and Equipment

Property, plant and equipment acquired by Group companies are stated at historical cost. Assets of acquired subsidiaries are stated at the fair values at the date of acquisition. Depreciation is calculated on a straight-line basis and the carrying value is adjusted for impairment charges, if any. The carrying value of the property, plant and equipment on the balance sheet represents the cost less accumulated depreciation and any impairment charges.

Interest costs on borrowings to finance the construction of property, plant and equipment are capitalized during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are expensed.

Land is not depreciated, but otherwise depreciation is based on the following expected useful lives:

Buildings	25–40 years
Heavy machinery	15–20 years
Light machinery and equipment	5–15 years

Expected useful lives of long-lived assets are reviewed at each balance sheet date and, where they differ significantly from previous estimates, depreciation periods are changed prospectively.

Ordinary repairs and maintenance costs are charged to the income statement during the financial period in which they are incurred. The cost of major renovations is included in the asset’s carrying amount when it is probable that the Group will derive future economic benefits in excess of the originally assessed standard of performance of the existing asset. Major renovations are depreciated over the remaining useful lives of the related assets.

Gains and losses on disposals are determined by comparing the disposal proceeds with the carrying amount and are included in operating profit. Assets to be disposed of are reported at the lower of the carrying amount and the fair value less selling costs.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Government Grants

Government grants relating to the purchase of property, plant and equipment are deducted from the acquisition cost of the asset and recognized as income by reducing the depreciation charge of the asset they relate to. Other government grants are deferred and recognized on the income statement over the period necessary to match them with the costs they are intended to compensate.

Investment Property

Investment property includes real estate investments such as flats and other premises occupied by third parties.

Investment property is treated as a long-term investment and is stated at historical cost. Depreciation is calculated on a straight-line basis and the carrying value is adjusted for impairment charges, if any. Useful lives are the same as for property, plant and equipment. The balance sheet value of investment property reflects the cost less accumulated depreciation and any impairment charges.

Biological Assets

Biological assets (i.e., living trees) are measured at their fair value less estimated point-of-sale costs. The fair value of biological assets other than young seedling stands is based on discounted cash flows from continuous operations. The fair value of young seedling stands is the actual reforestation cost of those stands. Continuous operations, the maintenance of currently existing seedling stands and the felling of forests during one rotation, are based on the Company’s forest management guidelines. The calculation takes into account the growth potential and environmental restrictions and other reservations of the forests. Felling revenues and maintenance costs are calculated on the basis of actual costs and prices, taking into account the projection of future price development.

Periodic changes resulting from growth, felling, prices, costs and other premise changes are included in operating profit in the income statement.

Financial Assets

Financial investments have been classified into trading, held-to-maturity and available-for-sale categories. The classification is dependent on the purpose for which the investments were acquired. All investments are currently classified as available-for-sale investments and are included in non-current assets.

Purchases and sales of financial investments are recognized on the settlement date, which is the date that the asset is delivered to or by the Group. The cost of purchase includes transaction costs. Available-for-sale investments are subsequently carried at fair value.

The fair values of listed investments are based on quoted closing prices. Unlisted equity securities, for which fair values cannot be measured reliably, are recognized at cost less impairment.

Unrealized gains and losses arising from changes in the fair value of securities classified as available-for-sale are recognized in equity. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments in equity are included in the income statement as gains and losses from investment securities.

Loans receivable originated by the Company that have a fixed maturity are measured at amortized cost using the effective interest method and those that do not have a fixed maturity are measured at cost. Loans receivable are impaired if the carrying amount is greater than the estimated recoverable amount.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss – is removed from equity and recognized in the income statement.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A previously recognized impairment loss is reversed when the impairment loss was caused by a specific external event of an exceptional nature that is not expected to recur and subsequent external events have occurred which reverse the effect of that event.

Impairments

Property, plant and equipment and other non-current assets, including goodwill and intangible assets, are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable, mainly independent, cash inflows. An impairment loss is the amount by which the carrying amount of the assets exceeds the recoverable amount. The recoverable amount is the higher of the asset’s net selling price and its value in use. The value in use is determined by reference to discounted future net cash flows expected to be generated by the asset.

A previously recognized impairment loss on property, plant and equipment is reversed only if there has been a change in the estimates used to determine the recoverable amount, however not to an extent higher than the carrying amount that would have been determined had no impairment loss been recognized in prior years.

A previously recognized impairment loss on goodwill is reversed when the impairment loss was caused by a specific external event of an exceptional nature that is not expected to recur and subsequent external events have occurred which reverse the effect of that event.

Leases

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is apportioned between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in other long-term interest-bearing liabilities. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term.

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined by the first-in, first-out (FIFO) method. The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related production overheads (based on normal operating capacity) but excludes borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses.

Trade Receivables

Trade receivables are carried at their anticipated realizable value, which is the original invoice amount less an allowance for doubtful accounts. An allowance for doubtful accounts is made when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less. Bank overdrafts are included within borrowings in current liabilities on the balance sheet.

Treasury Shares

Where the Company or its subsidiaries purchases the Company’s own equity share capital, the consideration paid including any attributable transaction costs net of income taxes is deducted from total shareholders’ equity as treasury shares until they are cancelled. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders’ equity.

Interest-Bearing Liabilities

Interest-bearing liabilities are classified as originated loans and are recognized initially at the amount of proceeds received, net of transaction costs incurred. In subsequent periods, interest-bearing liabilities are stated at amortized cost using the effective yield method; any difference between proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the interest-bearing liabilities.

Most long-term interest-bearing liabilities are designated as hedged items in a fair value hedge relationship. Fair value variations resulting from the hedged interest rate risk are recorded to adjust the carrying amount of the hedged item and reported in the income statement under finance costs. If the hedge accounting is discontinued, the carrying amount of the hedged item is no longer adjusted for fair value changes attributable to the hedged risk and the cumulative fair value adjustment recorded during the hedge relationship is amortized based on a new effective yield recalculation through the income statement under finance costs.

Employee Benefits

Pension Obligations

The Group operates a mixture of pension schemes in accordance with the local conditions and practices in the countries in which it operates. Such benefit plans vary according to the customary benefit plans prevailing in the country concerned. Most of these programs are defined benefit pension schemes with retirement, disability and termination income benefits. The retirement income benefits are generally a function of years of employment and final salary with the Company. Generally, the schemes are either funded through payments to insurance companies or to trustee-administered funds as determined by periodic actuarial calculations. In addition, the Group also operates defined contribution pension arrangements.

For defined benefit plans, the liability in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date minus the fair value of plan assets, together with adjustments for actuarial gains/losses and past service cost. The defined benefit obligation is calculated by independent actuaries using the projected unit credit method and is measured as the present value of the estimated future cash outflows using interest rates of government securities that have terms to maturity approximating the terms of the related liability. The cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of the employees. Actuarial gains and losses outside the corridor are recognized over the average remaining service lives of the employees concerned.

For defined contribution plans, contributions are paid to pension insurance plans. Once the contributions have been paid, there are no further payment obligations. Contributions to defined contribution plans are charged to the income statement in the period to which the contributions relate.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Other Post-Retirement Obligations

Some Group companies provide post-retirement healthcare benefits to their retirees. The entitlement to these benefits is usually based on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment, using an accounting methodology similar to that for defined benefit pension plans. Valuations of these obligations are carried out by independent qualified actuaries.

Equity Compensation Benefits

Share options are granted to key personnel. Holders of options have the right to subscribe shares at a price that is based on the weighted average share prices on the Helsinki Stock Exchange during the periods defined in the share option plans. The fixed subscription prices will be reduced, on the respective record dates for dividend payments, by the amount of dividend declared after the period for determining the subscription price has expired and before the shares are subscribed. When the options are exercised, the proceeds received, net of any transaction costs, are credited to share capital and the share premium reserve.

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

Restructuring Provisions

Restructuring provisions are recognized in the period in which the Group becomes legally or constructively committed to payment. Employee termination benefits are recognized only after either an agreement has been made with the appropriate employee representatives on the terms of redundancy and the numbers of employees affected, or after employees have been advised of the specific terms. Costs related to the ongoing activities of the Group are not provisioned in advance.

Environmental Remediation Provisions

Expenditures that result from remediation of an existing condition caused by past operations and do not contribute to current or future revenues is expensed. Environmental remediation provisions are recognized based on current interpretations of environmental laws and regulations when it is likely that the liability has been incurred and the amount of such liability can be reasonably estimated. Amounts provisioned do not include third-party recoveries.

Dividends

Dividends are recorded in the Group’s financial statements in the period in which they are approved by the Group’s shareholders.

Comparatives

Where necessary, comparative figures have been reclassified to conform to changes in presentation in the current year.

Earnings per Share

The basic earnings per share is computed using the weighted average number of shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of shares outstanding during the period plus the dilutive effect of convertible bonds, treasury shares and share options.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

New IFRS Standards and Revised IAS Standards

In December 2003, International Financial Reporting Standards (IFRS) were amended as the IASB released revised IAS 32, Financial Instruments: Disclosure and Presentation and IAS 39, Financial Instruments: Recognition and Measurement. These standards replace IAS 32 (revised 2000), and supersedes IAS 39 (revised 2000), and must be applied for annual periods beginning on or after January 1, 2005. Under IAS 39 (revised) it is no longer possible to reverse impairment losses on available-for-sale equity instruments through profit or loss, i.e., any subsequent increase in fair value is recognized in equity. The standard requires retrospective application, i.e., restatement of comparative information resulting in a reversal of a gain of €26 million in the 2004 profit and loss statement to fair value reserve in equity. Under IAS 39 (revised), no cash flow hedge accounting is available on forecast intragroup transactions. On April 14, 2005, the IASB issued an amendment to the hedge accounting provisions of IAS 39 Financial Instruments: Recognition and Measurement. The IASB decided to allow the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in consolidated financial statements. The effective date for the amendment is January 1, 2006, although earlier application is encouraged. UPM has applied the amendment from January 1, 2005.

In December 2003, the IASB issued the revised IAS 21, The Effects of Changes in Foreign Exchange Rates, which requires the goodwill arising on the acquisition of a foreign operation to be expressed in the functional currency of the foreign operation and translated at the closing rate. Currently, the Group records goodwill arising on the acquisition of a foreign entity using the exchange rate at the date of the transaction. The revised standard is effective for fiscal years beginning on or after January 1, 2005 for acquisitions occuring after that date. UPM does not expect the adoption of the revised standard to have a material impact on the Group’s financial position, results of operations or cash flows.

In February 2004, the IASB issued IFRS 2, Share-based Payment. The standard requires the recognition of share-based payment transactions in the financial statements, including transactions with employees or other parties to be settled in cash, other assets, or equity instruments of the Company. Currently, UPM only has share-based payment transactions with employees to be settled in equity instruments of the Company. The services received, and the corresponding increase in equity, are measured by reference to the fair value of the equity instruments granted. The compensation is recognized as an expense in the profit and loss account over the service period. IFRS 2 is effective for fiscal years beginning on or after January 1, 2005 and applies to grants of shares, share options or other equity instruments that were granted after November 7, 2002 and have not yet vested as of the effective date of the standard. The total fair value of the share options within the scope of IFRS 2 is €21 million as at January 1, 2005. The standard requires retrospective application resulting in a share-based payment expense for the comparative years ended December 31, 2004 and December 31, 2003 of €12 million and €6 million, respectively.

In March 2004, the IASB issued IFRS 3, Business Combinations, and the revised standards IAS 36, Impairment of Assets, and IAS 38, Intangible Assets. IFRS 3 is required to be applied to all business combinations for which the agreement date is on or after March 31, 2004. The standard requires that all business combinations be accounted for under the purchase method, provides specific criteria for recognizing intangible assets acquired in a business combination, and prohibits the amortization of goodwill and instead requires it to be tested for impairment annually, in accordance with the revised IAS 36. Any excess of acquirer’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over cost is recognized immediately as a gain. Goodwill related to acquisitions prior to March 31, 2004 continued to be amortized through December 31, 2004 as required under the IFRS 3 transition guidance, while goodwill related to acquisitions subsequent to March 31, 2004 is not amortized. Intangible assets with definite useful lives will continue to be amortized over their respective estimated useful lives. Intangible assets with indefinite useful lives are not amortized. The revised standards IAS 36 and IAS 38 are effective for fiscal years beginning on or after January 1, 2005. Amortization of acquired goodwill in 2004 totaled €100 million. These assets will not be amortized beginning from 2005.

In March 2004, the IASB issued IFRS 5, Non-current Assets Held for Sale and Discontinued Operations, which addresses financial accounting and reporting for the disposal of non-current assets. The standard supersedes IAS 35, Discontinuing Operations. IFRS 5 introduces the concept of a disposal group and adopts the classification “held for sale.” IFRS 5 retains the requirement to report separately discontinued operations. An asset classified as held for sale, or included within a disposal group that is classified as held for sale, is not depreciated. IFRS 5 is effective for fiscal years beginning on or after January 1, 2005. UPM does not expect the adoption of this standard to have a material impact on the Group’s financial position, results of operations or cash flows.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In December 2004, the IASB issued IFRIC Interpretation 3, Emission Rights, which specifies the accounting for companies participating in government schemes aimed at reducing greenhouse gas emissions. It requires companies to account for the emission allowances they receive from governments as intangible assets, recorded initially at fair value. It also requires companies, as they produce emissions, to recognize a liability for the obligation to deliver allowances to cover those emissions. This interpretation is applicable for periods beginning on or after March 1, 2005. Earlier adoption is encouraged. UPM adopted IFRIC 3 in its Interim Report for January to March 2005. The impact on the Group’s net income and financial position was not significant.

In December 2003, the IASB issued a revised IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, which prescribes the criteria for selecting and changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. This revised standard is applicable for periods beginning on or after January 1, 2005. UPM adopted IAS 8 revised on January 1, 2005. UPM does not expect the adoption of this standard to have a material impact on the Group’s financial position, results of operations or cash flows.

2.	CHANGE IN THE COMPARATIVE FIGURES – CASH AND CASH EQUIVALENTS

As a part of the Group’s cash management strategy, the Group uses highly liquid, low risk instruments that have been classified as cash equivalents in previous years. Those instruments such as certificates of deposits that have original maturities of more than three months have been separated from cash and cash equivalents during 2004 and reported in the balance sheet as “available for sale investments” to reflect the characteristic of those instruments. The amounts in the cash flow statement have been changed to reflect the current classification of cash and cash equivalents and current available for sale investments. Comparative information for 2003 and 2002 has been changed in the balance sheet and cash flow statement accordingly for 2003: €99 million, 2002: €50 million.

3.	FINANCIAL RISK MANAGEMENT

Financial Risks

The objective of financial risk management is to protect the Group against unfavorable changes in financial markets and thus help to secure profitability. The objectives and limits for financing activities are defined in the Group Treasury Policy approved by the company’s Board of Directors.

In financial risk management, various financial instruments are used within the limits specified in the Group Treasury Policy. Only such instruments whose market value and risk profile can be continuously and reliably monitored are used for this purpose.

Foreign Currency Risks

Management of foreign currency exposure is divided into two parts: that relating to foreign currency flows and that relating to balance sheet items denominated in foreign currency.

The first concerns the 12-month forecasted commercial foreign currency flows, contracts longer than 12 months and their related hedging. Hedging of 50% of the net foreign currency flow for the 12 months ahead is considered neutral. The overall hedging rate may vary between 25 and 100%, and the hedging rates for individual currencies between 0 and 100%. Most of the forwards made to hedge foreign currency flows meet the IFRS hedge accounting requirements. The table below shows the nominal values of the hedging instruments at December 31, 2004.

Nominal values of hedging instruments
(In millions)
Currency
USD	€565
GBP	399
CAD	(56)
SEK	74
DKK	49
JPY	76

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Nominal values of hedging instruments
(In millions)
NOK	32
CHF	27
Others	47

Total	€1,213

The Group’s financial results and competitiveness are also affected indirectly by changes in the values of the domestic currencies of its main competitors, principally the US dollar, the Canadian dollar, and the Swedish krona. Exposure to these risks is not hedged. However, the Company’s own production in the United States and Canada reduces this risk.

The balance sheet position comprises foreign currency denominated debts and receivables. According to the Group Treasury Policy, the aim is a fully hedged position. At December 31, 2004 the balance sheet position was €25 million. (December 31, 2003: €5 million). Also the net of accounts receivable and accounts payable is hedged. Foreign currency risks associated with the shareholder’s equity of foreign subsidiaries are not hedged.

Interest Rate Risks

The Group’s net debt per currency corresponds to the parent company’s and subsidiaries’ loan portfolios in their home currencies.

The nominal values of the Group’s interest-bearing net debts (including derivatives) by currency were at December 31, 2004 as follows:

Amount
(In billions)
Currency
EUR	€3.4
USD	0.5
CAD	0.6
CNY	0.2
Others	0.1

Total	€4.8

Management of interest rate risks is based on the 12-month average duration of the net debt portfolio as defined in the Group Treasury Policy. This relatively short duration is based on the assumption that, on average, yield curves will be positive. This approach thus reduces interest costs in the long term. The duration may deviate from the 12-month norm by +/–6 months. At December 31, 2004, the average duration of the net debt portfolio was 10 months. (December 31, 2003 12 months). Most of the long term loans and the interest rate derivatives related to them meet the IFRS hedge accounting requirements. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognized immediately in the income statement.

Liquidity and Refinancing Risks

The Group seeks to maintain adequate liquidity under all circumstances by means of efficient cash management and restricting investments to those that can be cashed in quickly.

In addition to cash funds of €142 million, at December 31, 2004 the Group had unused committed credit facilities amounting to €3.3 billion.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Refinancing risks are minimized by ensuring that the loan portfolio has a balanced maturity schedule and that loans have sufficiently long maturities. The average loan maturity at December 31, 2004 was 7.6 years (8.1 years at December 31, 2003).

•	The most important financial programs in use at present are:

•	Domestic commercial paper program, €1.0 billion

•	Euro commercial paper program, $500 million

•	Belgian commercial paper program, €400 million

•	Medium Term Note program, €5.0 billion

•	Revolving credit facility, €2.0 billion (matures 2006)

•	Revolving credit facility, €1.2 billion (matures 2008)

Credit Risk

Potential concentrations of credit risk with respect to trade and other receivables are limited due to the large number and geographic dispersion of companies that comprise the Group’s customer base. Customer credit limits are established and monitored, and on-going evaluations of customers’ financial condition are performed. Most of the receivables are covered by credit risk insurances.

Counterparty Risk

Counterparty risk is defined as the risk that a counterparty will be unable to fulfill its contractual obligations. According to the Group Treasury Policy, derivative instruments and investments of cash funds may be made only with a counterparty who meets a certain standard of creditworthiness.

Derivatives Related to Commodity Price Risk Management

The Group’s manufacturing process requires a significant amount of electricity and recycled fiber. The Group manages the procurement and sales of electricity mainly to its own mills. The Group uses electricity forward contracts to manage price risks associated with the Group’s electricity exposure, which is the difference between the Group’s electricity consumption and production. Recycled paper price risk management includes the use of recycled fiber derivatives.

4.	SEGMENT INFORMATION

The Group is organized on a worldwide basis into the following primary business segments:

•	Magazine Papers division

•	Newsprint division

•	Fine and Speciality Papers division

•	Converting division

•	Wood Products division

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Activities outside the segments are reported under Other operations.

Magazine Papers

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

Newsprint

This division produces standard newsprint and machine-finished uncoated papers. The end-uses include daily newspapers, direct mail, telephone catalogues and books.

Fine and Speciality Papers

This division produces a complete range of coated and uncoated woodfree papers for graphic use and office communication. Fine papers are used for copying, non-impact printing, facsimile, direct mail advertising, brochures, and special interest magazines, while speciality papers include label papers, envelopes and packaging papers.

Converting Division

This division produces self-adhesive labelstock, siliconized release materials and industrial wrappings.

Wood Products Division

This division includes plywood manufacturing, sawmilling and the building supplies trade.

Other Operations

This includes forest and energy resources in Finland, logistics operations and real estate units, as well as the new ventures business unit. It also includes the share of net earnings of associated companies (mainly the chemical pulp company Metsä-Botnia) and the central administrative functions for the Group. The sales of Other Operations comprises only sales outside the Group.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Primary Reporting Format – Segment Data for the Year Ended December 31, 2004

	Magazine Papers	Newsprint	Fine and Speciality Papers	Converting	Wood Products	Other operations (1)	Elimina- tions	Group
	(In millions)
External sales	€3,209	€1,293	€2,000	€1,367	€1,399	€552	€—	€9,820
Internal sales	76	2	275	42	87	—	(482)	—

Total sales	€3,285	€1,295	€2,275	€1,409	€1,486	€552	€(482)	€9,820

Operating profit (2)	€(78)	€(1)	€162	€80	€107	€369	€—	€639

Share of results of associates and joint ventures	€—	€—	€—	€—	€—	€64	€—	€64
Gains on available-for-sale investments, net	—	—	—	—	—	—	—	27
Finance costs, net	—	—	—	—	—	—	—	(130)
Income taxes (3)	—	—	—	—	—	—	—	409
Minority interest	—	—	—	—	—	—	—	(1)

Net profit	€—	€—	€—	€—	€—	€—	€—	€1,008

Assets (4)	€4,683	€2,016	€2,871	€762	€737	€2,532	€(203)	€13,398
Associates and joint ventures	—	—	—	—	—	1,047	—	1,047
Unallocated assets	—	—	—	—	—	—	—	1,432

Total assets	€4,683	€2,016	€2,871	€762	€737	€3,579	€—	€15,877

Liabilities (5)	€198	€111	€197	€141	€90	€228	€(203)	€762
Unallocated liabilities	—	—	—	—	—	—	—	7,453

Total liabilities	€—	€—	€—	€—	€—	€—	€—	€8,215

Other items
Depreciation and amortization	€460	€224	€197	€53	€52	€38	€—	€1,024
Impairment charge	75	—	2	—	21	—	—	98
Capital expenditure	149	74	345	28	30	60	—	686
Capital employed, December 31(6)	4,485	1,905	2,674	621	647	3,351	(680)	13,003
Capital employed, average	4,754	2,002	2,640	642	748	—	—	12,907
Return on capital employed, % (7)	(1.6)%	—	6.1%	12.5%	14.3%	—	—	6.3%

(1)	Sales include only sales outside the Group. Internal sales to segments amount to €1,506 million, consisting mainly of Forestry and Energy Departments in Finland.

(2)	The operating profit of the Magazine Papers segment includes expenses of €110 million relating to the closure of Miramichi pulp mill as well as income of €6 million from a change in the Finnish pension system. The change in the pension system resulted in income of €2 million being booked to Newsprint, €3 million to Fine and Speciality Papers, and €2 million to Converting. The operating profit of the Wood Products segment includes a capital gain of €110 million from the sale of Brooks Group, expenses totaling €34 million from restructuring arrangements made at Finnish sawmills and plywood mills, and income of €7 million from the change in the pension system. Other Operations includes income of €249 million stemming from the change in Finland’s TEL employment pension scheme, an €11 million provision for group restructuring expenses and a €19 million provision for long-term wood procurement agreements in Great Britain.

(3)	Taxes include a tax benefit of €235 million due to a change in Finnish tax legislation, a benefit of €284 million resulting from a decrease in the German tax liability, as well as tax income of €50 million in 2004, related to recognition of tax benefits of tax losses in Canada.

(4)	Segment assets include goodwill, other intangible assets, property, plant and equipment, investment property, biological assets and investments in associated companies and joint ventures, investments in energy shares under available-for-sale investments, inventories and trade receivables.

(5)	Segment liabilities include trade payables and advances received.

(6)	Capital employed is segment assets less segment liabilities. Other operations include the Forestry Department in Finland: €1,392 million and the Energy Department in Finland: €1,011 million. Eliminations include unallocated assets and unallocated non-interest-bearing liabilities.

(7)	The formula for calculation return on capital employed; segments: Operating profit/Capital employed (average) x 100, the Group: Profit before tax + interest expenses and other finance costs/Balance sheet total – non-interest-bearing liabilities (average) x 100.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Primary Reporting Format – Segment Data for the Year Ended December 31, 2003

	Magazine Papers	Newsprint	Fine and Speciality Papers	Converting	Wood Products	Other operations (1)	Elimina- tions		Group
	(In millions)
External sales	€3,209	€1,271	€2,000	€1,331	€1,464	€512		€—	€9,787
Internal sales	71	2	244	39	84	—		(440)	—

Total sales	€3,280	€1,273	€2,244	€1,370	€1,548	€512		€(440)	€9,787

Operating profit (2)	€50	€(8)	€206	€43	€21	€40		€—	€352

Share of results of associates and joint ventures	€—	€—	€—	€—	€—	€29		€—	€29
Gains on available-for-sale investments, net	—	—	—	—	—	—		—	127
Finance costs, net	—	—	—	—	—	—		—	(70)
Income taxes	—	—	—	—	—	—		—	(121)
Minority interest		—	—	—	—	—		—	2

Net profit	€—	€—	€—	€—	€—	€—		€—	€319

Assets (3)	€5,041	€2,186	€2,695	€762	€913	€2,405		€(194)	€13,808
Associates and joint ventures	—	—	—	—	—	1,012		—	1,012
Unallocated assets		—	—	—	—	—		—	1,771

Total assets	€5,041	€2,186	€2,695	€762	€913	€3,417	€		€16,591

Liabilities (4)	€194	€115	€169	€126	€132	€230		€(194)	€772
Unallocated liabilities	—	—	—	—	—	—		—	8,790

Total liabilities	€—	€—	€—	€—	€—	€—		€—	€9,562

Other items
Depreciation and amortization	€458	€222	€200	€55	€51	€62		€—	€1,048
Impairment charge	1	1	—	1	—	(3)		—	—
Capital expenditure	162	111	303	31	92	21		—	720
Capital employed, December 31 (5)	4,847	2,071	2,526	636	781	3,187		(1,237)	12,811
Capital employed, average	5,089	2,134	2,621	690	781	—		—	13,250
Return on capital employed, % (6)	1.0%	(0.4)%	7.9%	6.2%	2.7%	—		—	5.2%

(1)	Sales include only sales outside the Group. Internal sales to segments amount to €1,436 million consisting, mainly of the Forestry and Energy Departments in Finland.

(2)	Operating profit includes charges of €22 million related to the shutdown of Blandin’s two paper machines in the Magazine Papers segment and charges of €9 million related to the shutdown of Voikkaa PM 17 in the Newsprint segment. Additionally, Other operations include charges related to the unrealized MACtac acquisition of €19 million, a loss of €6 million related to the disposal of the operations of Rosenlew, and charges of €5 million related to the restructuring of forestry operations in Finland.

(3)	Segment assets include goodwill, other intangible assets, property, plant and equipment, investment property, biological assets and investments in associated companies and joint ventures, investments in energy shares under available-for-sale investments, inventories and trade receivables.

(4)	Segment liabilities include trade payables and advances received.

(5)	Capital employed is segment assets less segment liabilities. Other operations include the Forestry Department in Finland: €1,377 million and the Energy Department in Finland: €962 million. Eliminations include unallocated assets and unallocated non-interest-bearing liabilities.

(6)	The formula for calculation return on capital employed; segments: Operating profit/Capital employed (average) x 100, the Group: Profit before tax + interest expenses and other finance costs/Balance sheet total – non-interest-bearing liabilities (average) x 100.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Primary Reporting Format – Segment Data for the Year Ended December 31, 2002

	Magazine Papers	Newsprint	Fine and Speciality Papers	Converting	Wood Products	Other operations (1)	Elimina- tions	Group
	(In millions)
External sales	€3,472	€1,377	€2,138	€1,497	€1,408	€525	€—	€10,417
Internal sales	98	2	308	42	79	—	(529)	—

Total sales	€3,570	€1,379	€2,446	€1,539	€1,487	€525	€(529)	€10,417

Operating profit (2)	€177	€121	€355	€63	€32	€55	€—	€803

Share of results of associates and joint ventures	€—	€—	€—	€—	€—	€80	€—	€80
Gains on available-for-sale investments, net	—	—	—	—	—	—	—	72
Finance costs, net	—	—	—	—	—	—	—	(245)
Income taxes	—	—	—	—	—	—	—	(212)
Minority interest	—	—	—	—	—	—	—	2

Net profit	€—	€—	€—	€—	€—	€—	€—	€500

Assets (3)	€5,303	€2,406	€2,701	€872	€864	€2,378	€(102)	€14,422
Associates and joint ventures	—	—	—	—	—	1,095	—	1,095
Unallocated assets	—	—	—	—	—	—	—	2,107

Total assets	€5,303	€2,406	€2,701	€872	€864	€3,473	€—	€17,624

Liabilities (4)	€196	€100	€157	€143	€113	€144	€(102)	€751
Unallocated liabilities	—	—	—	—	—	—	—	9,636

Total liabilities	€—	€—	€—	€—	€—	€—	€—	€10,387

Other items
Depreciation and amortization	€455	€229	€194	€59	€49	€56	€—	€1,042
Impairment charge	74	5	2	—	2	—	—	83
Capital expenditure	189	84	159	68	69	51	—	620
Capital employed, December 31 (5)	5,107	2,306	2,544	729	751	3,329	(1,077)	13,689
Capital employed, average	5,396	2,393	2,657	794	746	—	—	14,076
Return on capital employed, % (6)	3.3%	5.1%	13.4%	7.9%	4.3%	—	—	7.4%

(1)	Sales include only sales outside the Group. Internal sales to segments amount to €1,460 million, consisting mainly of the Forestry and Energy Departments in Finland.

(2)	Operating profit includes charges of €108 million related to the shutdown of Blandin’s two paper machines in the Magazine Papers segment, charges of €8 million related to the rebuild of the Shotton RCF plant in the Newsprint segment, and a capital gain of €14 million on the sale of Walki Films unit in Other operations.

(3)	Segment assets include goodwill, other intangible assets, property, plant and equipment, investment property, biological assets and investments in associated companies and joint ventures, investments in energy shares under available-for-sale investments, inventories and trade receivables.

(4)	Segment liabilities include trade payables and advances received.

(5)	Segments’ capital employed is segment assets less segment liabilities. Other operations include the Forestry Department in Finland: €1,366 million, and the Energy Department in Finland: €955 million. Eliminations include unallocated assets and unallocated non-interest bearing liabilities.

(6)	The formula for calculation return on capital employed; segments: Operating profit/Capital employed (average) x 100, the Group: Profit before tax + interest expenses and other finance costs/Balance sheet total – non-interest-bearing liabilities (average) x 100.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Personnel (Average) by Segment

	Year ended December 31,
	2004	2003	2002
Magazine Papers	9,125	9,180	9,635
Newsprint	3,631	3,843	3,914
Fine and Speciality Papers	6,933	6,827	6,816
Converting	4,675	4,755	4,979
Wood Products	7,503	7,803	7,862
Other operations	2,948	3,343	3,660

Total	34,815	35,751	36,866

Personnel at year end	33,433	34,482	35,579

Secondary Reporting Format

External Sales by Destination

	Year ended December 31,
	2004	2003	2002
	(In millions)
Germany	€1,543	€1,550	€1,803
Great Britain	1,295	1,216	1,369
Finland	1,029	1,090	942
France	710	725	850
Other EU countries (1)	2,291	2,041	2,151
Other European countries	422	775	800
United States	1,323	1,209	1,269
Canada	143	113	213
Rest of world	1,064	1,068	1,020

Total	€9,820	€9,787	€10,417

(1)	21 countries in 2004, 11 countries in 2003 and 2002.

Total External Assets by Country

	Year ended December 31,
	2004	2003	2002
	(In millions)
Germany	€2,958	€3,153	€3,349
Great Britain	668	667	731
Finland	8,088	8,492	8,860
France	624	598	676
Other EU countries (1)	940	1,072	1,189
Other European countries	107	152	95
United States	738	827	987
Canada	888	952	982
Rest of world	866	678	755

Total	€15,877	€16,591	€17,624

(1)	21 countries in 2004, 11 countries in 2003 and 2002.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Capital Expenditure by Country

	Year ended December 31,
	2004	2003	2002
	(In millions)
Germany	€49	€40	€41
Great Britain	43	73	40
Finland	329	427	396
France	11	13	20
Russia	9	37	20
Other European countries	9	22	16
China	188	52	14
North America	32	30	44
Rest of world	16	26	29

Total	€686	€720	€620

5.	ACQUISITIONS AND DISPOSALS

In 2004, 2003 and 2002, the Group made only some minor acquisitions. The total consideration paid was €10 million in 2004, €14 million in 2003 and €12 million in 2002.

In August 2004, UPM sold Brooks Group Limited, the Irish building material merchant, for €213 million. The capital gain from the sale amounted to €110 million.

In September 2003, UPM sold the Rosenlew flexible intermediate bulk container (FIBC) operations with an after-tax loss of €4 million.

In October 2002, the Group sold its Walki Films packaging films business. The pre-tax gain on disposal was €14 million.

None of these disposals are classified as discontinued operations.

Assets and Liabilities Arising from the Acquisition

	Year ended December 31,
	2004	2003	2002
	(In millions)
Cash and cash equivalents	€9	€—	€2
Other intangible assets	1	4	—
Property, plant and equipment	—	3	37
Inventories	8	2	—
Receivables	14	—	2
Borrowings	(22)	(3)	(30)

Fair value of net assets acquired	10	6	11
Goodwill	—	8	1

Total purchase price	€10	€14	€12

Less:
Cash and cash equivalents in subsidiary acquired	(9)	—	(2)

Cash flow on acquisition	€(1)	€(14)	€(10)

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net Assets and Liabilities of Disposals

	Year ended December 31,
	2004	2003	2002
	(In millions)
Cash and cash equivalents	€28	€5	€1
Property, plant and equipment	19	3	3
Inventories	31	7	12
Receivables	70	10	19
Payables	(45)	(19)	(35)
Borrowings	—	—	(1)

	€103	€6	€(1)
Gain/loss on disposal	€110	€(6)	€14

Total consideration	€213	€—	€13

Satisfied by cash and cash equivalents	€213	€—	€13
Cash and cash equivalents in subsidiary disposed	(28)	(5)	(1)

Net cash inflow arising on disposals	€185	€(5)	€12

6.	OTHER OPERATING INCOME

	Year ended December 31,
	2004	2003	2002
	(In millions)
Gains on sale of non-current assets (1)	€142	€22	€51
Rental income, investment property	16	20	22
Rental income, other	6	6	7
Other	4	10	11

	€168	€58	€91

(1)	Year 2004 includes capital gains of €110 million from the sale of Brooks Group.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.	COSTS AND EXPENSES

	Year ended December 31,
	2004	2003	2002
	(In millions)
Change in inventories of finished goods and work in progress	€(36)	€39	€(47)
Production for own use	(44)	(47)	(51)

	€(80)	€(8)	€(98)

Materials and services
Raw materials, consumables and goods
Purchased during the period	€4,737	€4,472	€4,531
Change in inventories	(29)	(15)	(31)
Biological assets harvested during the period	42	43	42
Fair value change of biological assets	(57)	(56)	(39)
External services (1)	820	961	863

	€5,513	€5,405	€5,366

Personnel expenses
Salaries and fees
Salaries of board of directors and managing directors	€15	€17	€20
Other salaries	1,310	1,285	1,349

	€1,325	€1,302	€1,369

Indirect employee costs
Pension costs-defined benefit plans (Note 29)	€62	€62	€111
Change in the Finnish pension system (2)	(269)	—	—
Pension costs-defined contribution plans	149	145	122
Other post-employment benefits (Note 29)	2	(4)	4
Other indirect employee costs (3)	178	182	186

	€122	€385	€423

Other operating costs and expenses
Rents and lease expenses	€62	€50	€61
Losses on sale of non-current assets	4	3	12
Other operating expenses (4)	1,281	1,308	1,447

	€1,347	€1,361	€1,520

Costs and expenses, total	€8,227	€8,445	€8,580

(1)	External services comprise mainly distribution costs of products sold.

(2)	Changes were made to Finland’s TEL employment pension scheme in 2004. This resulted in a decrease of €269 million in the pension liability.

(3)	Other indirect employee costs include primarily other statutory social costs, excluding pension costs.

(4)	Other operating expenses include, among others, energy and maintenance costs, costs paid for services and for administration.

The research and development costs included in costs and expenses were €47 million (2003: €48 million and 2002: €46 million).

Remuneration Paid to the Members of the Board of Directors and the Executive Team

During 2004 the 9 members of the Board of Directors were paid fees totaling €918,000, of which €356,000 was paid in the form of UPM shares. The 13 members of the Executive Team were paid salaries and fringe benefits totaling about €4.6 million, of which 8% were bonuses. According to the Company’s performance-related and incentive pay scheme, executives can be paid a performance-related reward amounting to not more than twelve months’ salary. The combined value of President and CEO Jussi Pesonen’s salary, fringe benefits and other remuneration in 2004 was €665,000 (in 2003 the corresponding total for Juha Niemelä was €1,089,000).

On January 29, 2004 the Company’s Board of Directors appointed Senior Executive Vice President and COO Jussi Pesonen as the Group’s new President and CEO. Mr. Pesonen’s monthly salary is €45,000, which includes housing and telephone benefits. In addition, he has a company car as a fringe benefit.

Besides salaries and bonuses the members of the Executive team are also entitled to participate in the Company’s stock option plans.

The managing Director’s agreed retirement age is 60 years. The retirement age of the members of the Executive Team is 60–63 years, depending on agreements. The costs of lowering the retirement age or supplementing statutory pension security are generally covered by voluntary pension insurance. In 2004 the total amount of pension expenses relating to the pension plans of the members of the Executive Team was €1.2 million (€2.3 million in 2003).

Members of the Executive Team have negotiated certain benefits upon the termination of their service contracts prior to the stated expiration date of such service contracts. If UPM-Kymmene Corporation gives notice of termination to Jussi Pesonen, the

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

President and CEO, a severance compensation of 24 months’ fixed salary will be paid, in addition to the six months’ salary required to be paid during the notice period for his termination. For other members of the Executive Team, the period for additional severance compensation is 12 months in addition to the six months’ salary for the notice period.

If there is a change of control in UPM-Kymmene Corporation (as defined in the Key Personnel Stock Options Terms and Conditions, authorized by the annual general shareholder’s meeting of March 19, 2002), each member of the Executive Team may terminate such executive’s service contracts within one month or, in the case of Jussi Pesonen, within three months, of the closing of the trigger event for the change of control and receive compensation equivalent to such executive’s 24 months’ fixed salary.

8.	DEPRECIATION, AMORTIZATION AND IMPAIRMENT CHARGES

	Year ended December 31,
	2004	2003	2002
	(In millions)
Depreciation on property, plant and equipment
Buildings	€104	€106	€108
Machinery and equipment	717	730	730
Other tangible assets	36	46	43

	€857	€882	€881

Depreciation on investment property
Buildings	€1	€2	€2

Amortization of intangible assets
Intangible rights	€11	€10	€10
Goodwill	100	102	102
Other capitalized expenditure	56	52	47

	€167	€164	€159

Impairment charges of property, plant and equipment
Land areas	€—	€(8)	€—
Buildings	18	1	13
Machinery and equipment	78	3	70
Other tangible assets	1	—	—

	€97	€(4)	€83

Impairment of intangible assets
Other capitalized expenditure	€—	€4	€—

Depreciation, amortization and impairment charges, total	€1,122	€1,048	€1,125

In 2004, the impairments of tangible fixed assets includes €75 million relating to the closure of the Miramichi pulp mill in Canada and €21 million relating to restructuring of the wood product industry in Finland. No further impairments are expected related to the restructurings.

The impairment charge in 2002 for property, plant and equipment includes €71 million related to the shut-down of two paper machines at the Blandin mill in the U.S. and €5 million related to the rebuild of the RCF plant at the Shotton mill in the U.K.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9.	SHARE OF RESULTS OF ASSOCIATED COMPANIES AND JOINT VENTURES BEFORE TAXES

	Year ended December 31,
	2004	2003	2002
	(In millions)
Oy Metsä-Botnia Ab	€67	€37	€70
Pohjolan Voima Oy	(9)	(23)	(13)
Others	6	15	23

	€64	€29	€80

10.	GAINS ON AVAILABLE-FOR-SALE INVESTMENTS, NET

	Year ended December 31,
	2004	2003	2002
	(In millions)
Fair value gains and losses on disposals	€1	€153	€72
Impairment reversal/loss	26	(26)	—

Total	€27	€127	€72

11.	FINANCE COSTS

	Year ended December 31,
	2004	2003	2002
	(In millions)
Interest expenses	€(202)	€(235)	€(307)
Interest income	32	33	25
Dividend income from available-for-sale investments	7	18	21
Exchange gains and losses	48	95	(3)
Fair value gains and losses on derivative financial instruments (1)	—	12	28
Gains and losses on sale of associated companies and joint ventures shares	(6)	19	12
Other financial income	7	6	2
Other financial expenses	(16)	(18)	(23)

Total	€(130)	€(70)	€(245)

(1)	The fair value hedge ineffectiveness, net was €12, €22 and €(13) million in 2004, 2003 and 2002, respectively.

The Aggregate Foreign Exchange Gains and Losses Included in the Consolidated Income Statement

	Year ended December 31,
	2004	2003	2002
	(In millions)
Sales	€11	€(32)	€(39)
Costs and expenses	2	(1)	1
Net financial items	48	95	(3)

Total	€61	€62	€(41)

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12.	INCOME TAXES

	Year ended December 31,
	2004	2003	2002
	(In millions, except for tax rate)
Major components of tax expenses
Current tax expense	€118	€186	€271
Change in deferred taxes (Note 28)	(533)	(72)	(83)
Share of tax of associates	6	7	24

	€(409)	€121	€212

Income tax reconciliation
Profit before tax	€600	€438	€710
Computed tax at Finnish statutory rate of 29%	174	127	206
Difference between Finnish and foreign rates	(20)	(20)	(17)
Non-deductible expenses and tax exempt income	(11)	7	(12)
Non-deductible purchase price difference	37	32	37
Tax loss with no tax benefit (1)	8	14	7
Undistributed profits of associated companies	—	(11)	1
Change in tax legislation (1)	(246)	7	(2)
Other (1)	(351)	(35)	(8)

Income tax expense	€(409)	€121	€212

Effective tax rate (1)	26.7%	27.6%	29.9%

(1)	Taxes for 2004 include a tax benefit of €235 million stemming from a change in Finnish tax legislation, a tax benefit of €284 million owing to a decrease in the German tax liability, as well as tax income of €50 million in 2004, related to recognition of tax benefits of tax losses in Canada. These amounts have been excluded in computing the effective tax rate for 2004.

13.	EARNINGS PER SHARE

	Year ended December 31,
	2004	2003	2002
	(In millions, except for share amounts and earnings per share)
Net profit attributable to shareholders	€1,008	€319	€500
Average weighted number of shares (in thousands)	523,641	523,130	518,935
Basic earnings per share, €	€1.93	0.61	0.96

For the diluted earnings per share the number of shares is adjusted by the effect of convertible bond loan and share options.

Net profit attributable to shareholders	€1,008	€319	€500
Adjustments to the net profit	—	—	2

Net profit used to determine diluted earnings per share	€1,008	€319	€502

Average weighted number of shares (in thousands)	523,641	523,130	518,935
Effect of convertible bond loan (in thousands)	—	449	4,980
Effect of options (in thousands)	2,606	675	1,867

Average weighted number of shares for diluted earnings per share (in thousands)	526,247	524,254	525,782

Diluted earnings per share, €	€1.92	€0.61	€0.96

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14.	DIVIDEND PER SHARE

At the Annual General Meeting on March 24, 2004, a dividend in respect of 2003 of €0.75 per share, amounting to a total dividend of €393 million, was approved.

After giving effect to the bonus issue in 2003, the dividends declared in respect of 2002 and 2001 (paid in 2003 and 2002) were €0.75 and €0.75 per share, totaling €390 million and €388 million, respectively.

15.	GOODWILL

	As at December 31,
	2004	2003
	(In millions)
Acquisition cost at January 1	€2,031	€2,014
Additions	—	20
Disposals	(7)	(3)

Acquisition cost at December 31	€2,024	€2,031

Accumulated amortization and impairment at January 1	(368)	(269)
Amortization	(100)	(102)
Disposals	4	3

Accumulated amortization and impairment at December 31	€(464)	€(368)

Carrying value at January 1	€1,663	€1,745
Carrying value at December 31	1,560	1,663

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16.	OTHER INTANGIBLE ASSETS

	As at December 31,
	2004	2003
	(In millions)
Intangible rights
Acquisition cost at January 1	€348	€355
Additions	8	12
Disposals	(2)	(2)
Reclassifications	10	(13)
Translation differences	(2)	(4)

Acquisition cost at December 31	€362	€348

Accumulated amortization and impairment at January 1	€(86)	€(86)
Amortization	(11)	(10)
Disposals	2	1
Reclassifications	—	9

Accumulated amortization and impairment at December 31	€(95)	€(86)

Carrying value at January 1	€262	€269
Carrying value at December 31	267	262

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As at December 31,
	2004	2003
	(In millions)
Other capitalized expenditure
Acquisition cost at January 1	€380	€340
Additions	68	51
Disposals	(11)	(31)
Reclassifications	8	25
Acquisitions through business combinations	1	—
Translation differences	(1)	(5)

Acquisition cost at December 31	445	380

Accumulated amortization and impairment at January 1	€(206)	€(173)
Amortization	(66)	(51)
Impairment charges	—	(4)
Disposals	7	28
Reclassifications	3	(9)
Translation differences	1	3

Accumulated amortization and impairment at December 31	€(261)	€(206)

Carrying value at January 1	€174	€167
Carrying value at December 31	184	174

Advance payments and construction in progress
Acquisition cost at January 1	€86	€104
Additions	5	5
Disposals	(16)	(15)
Reclassifications	(7)	(8)

Acquisition cost at December 31	€68	€86

Carrying value at January 1	€86	€104
Carrying value at December 31	68	86

Total other intangible assets	€519	€522

Intangible rights include €123 million in respect of the water rights of power plants acquired under finance lease agreements (2003: €168 million).

17.	PROPERTY, PLANT AND EQUIPMENT

	As at December 31,
	2004	2003
	(In millions)
Land and water areas
Acquisition cost at January 1	€369	€376
Additions	4	7
Disposals	(14)	(12)
Reclassifications	3	—
Translation differences	—	(2)

Acquisition cost at December 31	€362	€369

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As at December 31,
	2004	2003
	(In millions)
Accumulated depreciation and impairment at January 1	€(11)	€(21)
Disposals	—	2
Impairment	—	8

Accumulated depreciation and impairment at December 31	€(11)	€(11)

Carrying value at January 1	€358	€355
Carrying value at December 31	351	358

Buildings
Acquisition cost at January 1	€3,052	€3,036
Additions	51	60
Acquisitions through business combinations	2	2
Disposals	(46)	(33)
Reclassifications	44	28
Translation differences	(11)	(41)

Acquisition cost at December 31	€3,092	€3,052

Accumulated depreciation and impairment at January 1	€(1,219)	€(1,158)
Depreciation	(104)	(105)
Impairment	(18)	(1)
Disposals	21	33
Reclassifications	1	(2)
Translation differences	3	14

Accumulated depreciation and impairment at December 31	€(1,316)	€(1,219)

Carrying value at January 1	€1,833	€1,878
Carrying value at December 31	1,776	1,833

Machinery and equipment
Acquisition cost at January 1	€12,669	€12,636
Additions	253	373
Acquisitions through business combinations	3	2
Disposals	(234)	(252)
Reclassifications	236	148
Translation differences	(71)	(238)

Acquisition cost at December 31	€12,856	€12,669

Accumulated depreciation and impairment at January 1	€(7,323)	€(6,966)
Depreciation	(710)	(724)
Impairment	(77)	(3)
Disposals	234	246
Reclassifications	4	5
Translation differences	32	119

Accumulated depreciation and impairment at December 31	€(7,840)	€(7,323)

Carrying value at January 1	€5,346	€5,670
Carrying value at December 31	5,016	5,346

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As at December 31,
	2004	2003
	(In millions)
Other tangible assets
Acquisition cost at January 1	€820	€827
Additions	26	22
Disposals	(11)	(20)
Reclassifications	12	(3)
Translation differences	(2)	(6)

Acquisition cost at December 31	€845	€820

Accumulated depreciation and impairment at January 1	€(599)	€(577)
Depreciation	(36)	(43)
Disposals	11	15
Reclassifications	1	3
Impairment	(1)	—
Translation differences	2	3

Accumulated depreciation and impairment at December 31	€(622)	€(599)

Carrying value at January 1	€221	€250
Carrying value at December 31	223	221

Advance payments and construction in progress
Acquisition cost at January 1	€367	€236
Additions	228	381
Disposals	(6)	(47)
Reclassifications	(330)	(198)
Translation differences	(4)	(5)

Acquisition cost at December 31	€255	€367

Carrying value at January 1	€367	€236
Carrying value at December 31	255	367

Total property, plant and equipment	€7,621	€8,125

In 2004, additions included assets of €8 million acquired under finance lease arrangements (2003: €85 million).

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Finance Lease Arrangements

Property, plant and equipment includes property that is acquired under finance lease and sale and leaseback contracts:

	As at December 31,
	2004	2003
	(In millions)
Land and water areas
Acquisition cost	€1	€1
Accumulated depreciation	—	—

Carrying value at December 31	€1	€1

Buildings
Acquisition cost	€28	€57
Accumulated depreciation	(9)	(15)

Carrying value at December 31	€19	€42

Machinery and equipment
Acquisition cost	€424	€347
Accumulated depreciation	(225)	(216)

Carrying value at December 31	€199	€131

Advance payments and construction in progress
Acquisition cost	€—	€85

Carrying value at December 31	€—	€85

Total leased assets	€219	€259

There is no property, plant and equipment leased to third parties under operating lease.

Capitalized Borrowing Costs

Interest expense amounting to €7 million, €5 million and €7 million have been capitalized during the years ended December 31, 2004, 2003 and 2002, respectively. Amortization of capitalized interest was €16 million, €18 million and €19 million for each of the years ended December 31, 2004, 2003 and 2002, respectively. The net capitalized interest cost charged to the income statement in connection with assets sold was nil, €5 million and €3 million for the years ended December 31, 2004, 2003 and 2002, respectively. The average interest rate used was 2.6%, 3.0% and 3.7% for the years 2004, 2003 and 2002, respectively, which represents the costs of the loans used to finance the projects.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18.	INVESTMENT PROPERTY

	As at December 31,
	2004	2003
	(In millions)
Acquisition cost at January 1	€90	€102
Additions	6	4
Disposals	(9)	(12)
Reclassifications	(5)	(4)

Acquisition cost at December 31	€82	€90

Accumulated depreciation and impairment at January 1	€(48)	€(52)
Depreciation	(1)	(2)
Disposals	1	2
Reclassifications	4	4

Accumulated depreciation and impairment at December 31	€(44)	€(48)

Carrying value at January 1	€42	€50
Carrying value at December 31	€38	€42

Investment property includes real estate investments such as flats and other premises occupied by third parties. The fair value of these flats at December 31, 2004 was €30 million (2003: €38 million). At December 31, 2004 approximately 84% (2003: 77%) of flats were state-subsidized buildings, for which certain restrictions exist for sale. The fair value of other premises at December 31, 2004 was €9 million (2003: €12 million).

The amounts recognized in the income statement:

	As at December 31,
	2004	2003
	(In millions)
Rental income	€16	€20
Direct operating expenses arising from investment properties that generate rental income	8	11

All lease contracts can be cancelled during a normal period of time. Rent increase is possible once a year and is based mainly on the cost-of-living index or the real estate maintenance index.

There were no contractual obligations for future repair and maintenance or purchase of investment property.

All assets under investment property are leased to third parties under operating lease contracts.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

19.	BIOLOGICAL ASSETS

	As at December 31,
	2004	2003
	(In millions)
At January 1	€1,127	€1,129
Purchases during the period	11	2
Sales during the period	(9)	(8)
Harvested during the period	(42)	(43)
Gains and losses arising from changes in fair values	57	56
Translation differences	(1)	(9)

At December 31	€1,143	€1,127

20.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	As at December 31,
	2004	2003
	(In millions)
At January 1	€1,012	€1,095
Increases	40	2
Decreases	(26)	(2)
Share of results before tax	64	29
Income taxes	(6)	(7)
Dividend received	(33)	(53)
Subsidiary transfers	(1)	(43)
Translation differences	(3)	(9)

At December 31	€1,047	€1,012

Investments in associated companies at December 31, 2004 include goodwill of €39 million of which €37 million relates to Pohjolan Voima Oy’s shares (2003: €35 million of which €32 million relates to Pohjolan Voima Oy’s shares).

	As at December 31,
	2004	2003
	(In millions)
Sales and lease back agreements included in investments in associated companies
Acquisition cost at January 1	€13	€13
Accumulated increases	6	5

Carrying value at December 31	€19	€18

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Associated Companies and Joint Ventures

	Group holding percentage	Carrying value
		(In millions)
Associated companies
Austria Papier Recycling Ges.m.b.H., AT	33.32%	€—
Circel Grundstücks - und Vermögensverwaltung AG, DE	32.52	1
Corenso United Oy Ltd, FI	29.00	14
Oy Finnish Peroxides Ab, FI	25.00	5
Kaygee Papers Private Limited, IN	50.00	1
Oy Keskuslaboratorio-Centrallaboratorium Ab, FI	38.65	1
Oy Metsä-Botnia Ab, FI	47.00	497
Paperinkeräys Oy, FI	22.98	3
Pohjolan Voima Oy, FI (1)	40.97	474
Powest Oy, FI	51.11	8
RETS Timber Oy Ltd, FI	50.00	—
Steveco Oy, FI	34.32	9
Oy Transfennica Ab, FI	27.14	—
Other		9

At December 31		€1,022

(1)	The Group holding percentage has been calculated excluding D2 and D7 share series (Wisa Power Oy, Jämsäkosken Voima Oy) which have been consolidated as subsidiaries.

Pohjolan Voima Oy (“PVO”) holds a 57.2% shareholding in Teollisuuden Voima Oy (“TVO”), which owns and operates nuclear powers plants in Olkiluoto, Finland. The operation of a nuclear power plant involves potential costs and liabilities related to decommissioning and dismantling of the nuclear power plant and storage and disposal of spent fuel, and is governed by international, European Union and local nuclear regulatory regimes. Pursuant to the Nuclear Liability Act, the operator of a nuclear facility is strictly liable for damage resulting from a nuclear incident at the operator’s installation or occurring in the course of transporting nuclear fuels. Shareholders of power companies that own and operate nuclear power plants are not subject to liability under the Nuclear Liability Act. In Finland, the future costs of conditioning, storage and final disposal of spent fuel, management of low and intermediate level radioactive waste and nuclear power plant decommissioning are the responsibility of the operator. Reimbursements of the operators’ costs related to decommissioning and dismantling of the power plant and storage and disposal of spent fuel are provided for by state-established funds funded by annual contributions from nuclear power plant operators. Pursuant to PVO and TVO shareholders’ agreements, the Group bears its proportionate share of the costs related to decommissioning and dismantling of the nuclear power plant and storage and disposal of spent fuel through the price of electricity acquired from PVO. The contributions to such funds are intended to be sufficient to cover estimated future costs. If the actual costs deviate from fund provisions, the Group would be affected accordingly. The Group has accounted for the contributions to the fund according to IFRIC 5 (“Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds”).

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Group holding percentage	Carrying value
	(In millions, except percentages)
Joint ventures
Compania Forestal Oriental S.A., UA	38.38%	€20
Kainuun Voima Oy, FI	50.00	5

		25

Associated companies and joint ventures at December 31		€1,047

The amounts representing the Group’s share of the assets and liabilities and sales and results of the joint ventures that have been accounted for using the equity method are presented in the table below.

	Year ended December 31,
	2004	2003
	(In millions, except employee data)
The amount of assets and liabilities related to investments in joint ventures
Non-current assets	€75	€67
Current assets	7	7
Non-current liabilities	(28)	(31)
Current liabilities	(27)	(15)

Net assets	€27	€28

The income and expenses related to investments in joint ventures
Sales	€20	€17
Expenses	(20)	(18)

Net profit	€—	€(1)

The average number of employees in the joint ventures	242	210

Transactions and Balances with Associates and Joint Ventures

	Year ended December 31,
	2004	2003
	(In millions)
Sales to associates and joint ventures	€50	€15
Purchases from associates and joint ventures	539	509
Non-current receivables from associates and joint ventures	11	10
Receivables from associates and joint ventures	20	23
Payables to associates and joint ventures	132	37

Loan receivables from associates and joint ventures (1)
At January 1	14	16
Withdrawals	1	4
Repayments	(1)	(6)

At December 31	€14	€14

(1)	Loans to associated companies and joint ventures include current and non-current loan receivables.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The interest rates of the associated company receivables are based on market rates. As at December 31, 2004 €12 million of the loans mature by the end of 2007, and €2 million by the end of 2010.

21.	AVAILABLE-FOR-SALE INVESTMENTS

	Year ended December 31,
	2004	2003
	(In millions)
At January 1	€353	€546
Increases	13	10
Decreases	(36)	(181)
Changes in fair values (1)	39	2
Impairments	—	(26)
Other changes	(3)	2

At December 31	€366	€353

(1)	Changes in fair values include €26 million due to reversal of impairments.

Available-for-sale investments, comprising principally of equity securities in listed companies and investments in unlisted equity shares, are fair valued, except in the case of certain unlisted equities, where the fair value cannot be measured reliably. Such unlisted equities are carried at cost, less impairment. The fair value of the shares in Kemijoki Oy cannot be reliably measured as the majority of the shares is owned by the state of Finland and some municipal institutions. There is not an active market for these shares.

Fair value of equity investments traded in active markets is €233 million in 2004 and €197 million in 2003.

Fair value for equity investments traded in active markets is determined by using exchange quoted closing prices.

Principal Available-for-sale Investments

	Number of shares	Group holding percentage	Carrying value
			(In millions)
Kemijoki Oy	100,797	4.13%	€106
Metso Corporation (listed company)	19,922,115	14.62%	232
Other			28

Carrying value of available-for-sale investments at December 31 2004			€366

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

22.	NON-CURRENT RECEIVABLES

	As at December 31,
	2004	2003
	(In millions)
Loans to associates and joint ventures	€11	€11
Other loans receivables	47	70
Derivative financial instruments	182	163

At December 31	€240	€244

The carrying value is considered to approximate the fair value.

There were no loans granted to the Executive Team or managing director at December 31, 2004 or 2003.

23.	OTHER NON-CURRENT ASSETS

	As at December 31,
	2004	2003
	(In millions)
Defined benefit plans (Note 29)	€21	€18
Other non-current assets	1	—

At December 31	€22	€18

24.	INVENTORIES

	As at December 31,
	2004	2003
	(In millions)
Raw materials and consumables	€461	€494
Work in progress	42	39
Finished products and goods	604	579
Advance payments	31	32

At December 31	€1,138	€1,144

25.	TRADE AND OTHER RECEIVABLES

	As at December 31,
	2004	2003
	(In millions)
Trade receivables	€1,261	€1,065
Loan receivables	13	13
Other receivables	158	188
Derivative financial instruments	79	90
Trading investments	—	1
Prepayments and accrued income	76	82

At December 31	€1,587	€1,439

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Doubtful Accounts Receivable

Trade receivables are recorded net of the following allowances for doubtful accounts:

	As at December 31,
	2004	2003
	(In millions)
At January 1	€4	€10
Additions	5	7
Deductions	(7)	(13)

At December 31	€2	€4

Main Items Included in Prepayments and Accrued Income

	As at December 31,
	2004	2003
	(In millions)
Personnel expenses	€5	€7
Interest income	2	13
Indirect taxes	5	23
Other items	64	39

At December 31	€76	€82

The carrying value is considered to approximate the fair value.

Asset Securitization

In January–March 2004, the Group terminated its asset securitization programmes. Some Group companies in Great Britain, France, Italy and Germany had made agreements with third parties concerning their receivables (asset securitization). The Group companies in question had agreed to sell the ownership right to specified trade receivables on a continuous and irrevocable basis. The value of the receivables sold on the basis of the asset securitization agreement at December 31, 2003 was €179 million and it is presented on the consolidated balance sheet as a decrease in trade receivables.

Increases and decreases in trade receivables are reported on the consolidated cash flow statement as cash generated from operations.

26.	AVAILABLE-FOR-SALE INVESTMENTS

The available-for-sale investments comprise of certificates of deposits with original maturities over three months.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

27.	SHARE CAPITAL, SHARE PREMIUM RESERVE AND FAIR VALUE AND OTHER RESERVES

Share Capital and Share Premium Reserve

	Number of shares	Share capital	Share premium	Total
	(In millions, except number of shares)
At January 1, 2003	260,116	€442	€704	€1,146
Share issue	261,790	445	—	445
Convertible bond loan	1,673	3	33	36

At December 31, 2003	523,579	€890	€737	€1,627

Exercise of share options	741	1	8	9

At December 31, 2004	524,320	€891	€745	€1,636

Under the articles of association of the Company, the authorized share capital may not be less than €750,000,000 or more than €3,000,000,000. As of December 31, 2004 the issued share capital was €891,344,428.40 consisting of 524,320,252 fully-paid shares. The counter value of each share is €1.70 and each of the shares entitles its holder to one vote. The shares are in book-entry format.

Authorizations to Increase Share Capital

On March 24, 2004, the Annual General Meeting authorized the Board of Directors to decide to increase the company’s share capital by issuing new shares and/or convertible bonds in one or more issues. The number of shares carrying an equivalent value of €1.70 per share available for subscription under this authorization may not exceed 104,715,000 and the share capital may be increased by a maximum total amount of €178,015,500.00. Under the same authorization, the number of shares may rise by 20.00%. The authorization was not used during 2004. In 2004, €336,271 class A share options and 99,400 B share options were exercised to subscribe 871,342 shares, of which 741,322 were recorded in the Trade Registry before the end of 2004. If all 7,128,658 shares are subscribed under the 3,564,329 share options issued in 1998, together with all 15,200,000 shares that can be subscribed under the 7,600,000 share options issued in 2002, the number of the company’s shares will increase by a total of 22,328,658 shares, i.e., by 4.26%.

The shares available for subscription under the Board’s authorization and through the exercise of options may increase the total number of the company’s shares by 24.22%, i.e., by 127,043,658 shares, to 651,493,930 shares, and the share capital by €215,974,218.60 to €1,107,539,681.00.

Bonus Issue

On March 19, 2003, the annual general meeting of shareholders resolved to increase the share capital by a bonus issue of the amount of €445,042,090.50 from €445,042,090.50 to €890,084,181.00. In the bonus issue, the shareholders of the Company were, free of charge, given one new share for one old share. A total of 261,789,465 new shares were issued. An amount corresponding to the increase of the share capital was transferred from the legal reserve to the share capital. The new shares are entitled to any further dividends paid by the Company. The terms and conditions of the Company’s year 1998 and 2002 stock options have been amended in a way that the proportional amount of the shares to be subscribed with the stock options will remain unchanged in respect of the share capital.

Convertible Bond Loan

In December 2002, the Company announced that it would redeem all unconverted subordinated convertible bonds of the issue of €161 million, launched in 1994 outstanding. Between January 2, 2003 and February 18, 2003 (the last day a holder could have converted such convertible bonds into shares) approximately €36 million in principal amount of such convertible bonds were converted into 3,346,980 of the shares, adjusted by the bonus issue of March 2003. The redemption date was February 28, 2003. A total of €3,627,815.16 in principal amount of the convertible bonds was redeemed.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Treasury Shares

As of December 31, 2004 and as of December 31, 2003, none of the shares were held as treasury shares.

Redemption Clause

Under §12 of UPM-Kymmene Corporation’s Articles of Association, a shareholder who alone or jointly with another shareholder owns 33 1/3 per cent or 50 per cent or more of all the company’s shares or their associated voting rights shall, at the request of other shareholders, be liable to redeem in the manner prescribed in §12 their shares and any securities that, under the Companies Act, carry the right to such shares.

Fair Value and Other Reserves

	As at December 31,
	2004	2003
	(In millions)
Fair value reserve of available-for-sale investments	€13	€—
Hedging reserve	44	32
Legal reserve	227	226

At December 31	€284	€258

Distributable Funds December 31

As at December 31, 2004
(In millions)
Retained earnings	€4,762
Net profit for the period	1,008
Translation differences	(55)
Portion of accumulated depreciation and voluntary provisions recorded in shareholders’ equity (1)	(1,293)

€4,422

(1)	Under the Finnish legislation the calculated equity part of untaxed reserves and accumulated depreciation difference is not distributable to shareholders.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

28.	DEFERRED INCOME TAXES

Reconciliation of the Movements of Deferred Tax Assets and Liabilities Balances During the Period

	As at January 1, 2004	Charged in income statement	Charged in shareholders’ equity	Translation differences	As at December 31, 2004
	(In millions)
Deferred tax assets
Retirement benefit and other provisions	€185	€(80)	€—	€—	€105
Book over tax depreciation	101	33	—	—	134
Tax losses and tax credits carried forward	203	40	—	—	243
Other temporary differences	139	(80)	—	—	59

Total deferred tax assets	628	(87)	—	—	541
Offset against deferred tax liabilities (1)	(225)	(20)	—	—	(245)

Net deferred tax assets	€403	€(107)	€—	€—	€296

Deferred tax liabilities
Tax over book depreciation	€900	€(83)	€—	€(5)	€(812)
Undistributed profits of associated companies	93	(93)	—	—	—
Fair value adjustments of net assets acquired and biological assets	768	(444)	—	(4)	320
Fair valuation of available-for-sale investments and derivative financial instruments	19	(6)	2	—	15
Other temporary differences	24	6	—	—	30

Total deferred tax liability	1,804	(620)	2	(9)	1,177
Offset against deferred tax assets (1)	(225)	(20)	—	—	(245)

Net deferred tax liabilities	€1,579	€(640)	€2	€(9)	€932

Deferred tax liabilities, net	€1,176	€(533)	€2	€(9)	€636

(1)	Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliation of the Movements of Deferred Tax Assets and Liabilities Balances During the Period

	As at January 1, 2003	Charged in income statement	Charged in shareholders’ equity	Translation differences	As at December 31, 2003
	(In millions)
Deferred tax assets
Retirement benefit and other provisions	€197	€(12)	€—	€—	€185
Book over tax depreciation	85	16	—	—	101
Tax losses and tax credits carried forward	100	103	—	—	203
Other temporary differences	203	(64)	—	—	139

Total deferred tax assets	585	43	—	—	628
Offset against deferred tax liabilities (1)	(185)	(40)	—	—	(225)

Net deferred tax assets	€400	€3	€—	€—	€403

Deferred tax liabilities
Tax over book depreciation	€868	€38	€—	€(6)	€900
Undistributed profits of associated companies	104	(11)	—	—	93
Fair value adjustments of net assets acquired and biological assets	822	(54)	—	—	768
Fair valuation of available-for-sale investments and derivative financial instruments	52	(7)	(26)	—	19
Other temporary differences	19	5	—	—	24

Total deferred tax liability	1,865	(29)	(26)	(6)	1,804
Offset against deferred tax assets (1)	(185)	(40)	—	—	(225)

Net deferred tax liabilities	€1,680	€(69)	€(26)	€(6)	€1,579

Deferred tax liabilities, net	€1,280	€(72)	€(26)	€(6)	€1,176

(1)	Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority.

The deferred income tax charged to equity during the years:

	2004	2003
	(In millions)
Cash flow hedges	€2	€13
Available-for-sale investments	—	(39)

Total	€2	€(26)

At December 31, 2004, the net operating loss carry-forwards for which the Group has recorded a deferred tax asset amounted to €646 million (of which €244 million, €145 million and €98 million were attributable to the German, French and Canadian subsidiaries, respectively) and at December 31, 2003 it was €529 million (of which €164 million and €193 million were attributable to the German and French subsidiaries, respectively). The Group has recorded deferred tax assets for the additional €98 million of net operating losses attributable to the Canadian subsidiary due to a clarification of a tax ruling. In France net operating loss carry-forwards do not expire. In other countries net operating loss carry-forwards expire at various dates and in varying amounts. The net operating loss carry-forwards related to the Canadian subsidiary are recognized pursuant to the tax planning strategy described below.

The operating loss carry-forwards for which no deferred tax assets are recognized due to uncertainty of the utilization of these loss carry-forwards amounted to €77 million in 2004 (€145 million in 2003). These operating loss carry-forwards are mainly attributable to Canadian subsidiaries. The capital loss carry-forwards for which no deferred tax asset is recognized due to uncertainty of the utilization of these loss carry-forwards amounted to €62 million in 2004 and 2003. These capital loss carry-forwards are attributable to Canadian subsidiaries. Management believes it is more likely than not that these deferred tax assets will not be realized as reductions of qualifying future taxable income or by utilizing the tax planning strategy described below.

The Group has recognized deferred tax asset of €129 million in 2004 (€96 million in 2003) relating to book over tax depreciation in Canada. The Group has considered projected taxable income and a prudent and feasible tax planning strategy in making this assessment. These deferred tax assets do not expire. The Group has recorded additional deferred tax assets of €19 million relating to book over tax depreciation in Canada due to a clarification of a tax ruling. In April 2005, the Supreme Administrative Court of Finland affirmed that any reduction of share capital of a subsidiary is treated in a similar way as the sale of shares (i.e., as a tax free/non deductible transaction in the taxation of a Finnish parent company). Prior to this ruling it was unclear whether the change in the Finnish tax legislation, passed in December 2004 and effective starting January 1, 2005, would allow tax free repatriation of capital contributions. Based on this ruling, the Group has committed to implement a prudent and feasible tax planning strategy to utilize the deferred tax assets of the Group’s Canadian subsidiary arising from net operating losses, generated after the acquisition in late 2000, and the deferred tax assets arising from book over tax depreciation. The tax planning strategy intends to generate sufficient taxable income against which the deferred tax assets may be utilized.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In connection with the acquisition of Haindl in 2001, a new tax basis was determined for acquired net assets. In 2003 the Group had a contingent tax benefit, which was not recorded due to the uncertainty of the tax treatment in Germany. As the uncertainty regarding the tax treatment has now been removed, the Group has recorded in 2004 €284 million as a reduction of deferred tax liability.

In addition, the Group has recorded in 2004 €235 million as a reduction in deferred tax liabilities net of deferred tax assets resulting from the change in capital gains taxation and, effective as of the beginning of 2005, from the decrease of Finnish corporate tax rate from 29% to 26%.

No deferred tax liability has been recognized for the undistributed profits of Finnish subsidiaries and associated companies as, such earnings are transferred to the Group without any tax consequences.

In addition the Group does not provide for deferred tax liability on undistributed earnings of non-Finnish subsidiaries to the extent that such earnings are intended to be permanently reinvested in those operations.

29.	RETIREMENT BENEFIT OBLIGATIONS

The Group operates a number of defined benefit and contribution plans throughout the world.

The most significant pension plan in Finland is the statutory Finnish employee pension scheme (TEL) according to which benefits are directly linked to the employee’s earnings. The TEL pension scheme is mainly arranged with insurance companies. Less than 10% of the TEL scheme is arranged through the Company’s own funds.

The disability portion of the Finnish TEL scheme has been accounted for as a defined plan. Following changes in the Finnish TEL scheme, the disability pensions arranged with insurance companies will change from a defined benefit to a defined contribution plan beginning from January 1, 2006. As the change was enacted in 2004 the Company’s pension liability decreased by €246 million in 2004. The pension liability also decreased by €23 million due to other changes in the TEL pension scheme effective from January 1, 2005.

The foreign plans include both defined contribution and defined benefit plans.

The Group also funds certain other post-employment benefits in North America relating to retirement medical and life insurance programmes.

Pensions and Other Post-Employment Benefit Provisions

	As at December 31,
	2004	2003
	(In millions)
Defined benefit pension plans	€343	€602
Other post-employment benefits	20	21

Carrying value at December 31	€363	€623

Other long-term employee benefits	€23	€9
Overfunded plan shown as asset (Note 23)	21	18

Total liability in balance sheet	€407	€650

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DEFINED BENEFIT PLANS

The amounts recognized in the balance sheet:

	As at December 31,
	2004	2003
	(In millions)
Present value of funded obligations	€614	€631
Present value of unfunded obligations	349	514
Fair value of plan assets	(511)	(510)
Unrecognized actuarial gains and losses	(109)	(33)

Total liability	€343	€602

The amounts recognized in the income statement:

	Year ended December 31,
	2004	2003
	(In millions)
Current service cost	€35	€34
Interest cost	61	60
Expected return on plan assets	(32)	(33)
Net actuarial gains and losses recognized during the year	(4)	(1)
Past service cost	(26)	—
Settlements	8	2
Curtailment	(249)	—

Total included in personnel expenses	€(207)	€62

The actual return on plan assets was €40 million in 2004 (2003: €42 million).

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Balance sheet reconciliation

	As at December 31,
	2004	2003
	(In millions)
Net liability at January 1	€602	€607
Translation differences	(1)	(1)
Net expenses recognized in the income statement	(207)	62
Contributions paid	(51)	(66)

Net liability at December 31	€343	€602

OTHER POST-EMPLOYMENT BENEFITS

The amounts recognized in the balance sheet:

	As at December 31,
	2004	2003
	(In millions)
Present value of unfunded obligations	€24	€27
Unrecognized actuarial gains and losses	(4)	(6)

Liability in the balance sheet	€20	€21

The amounts recognized in the income statement:

	Year ended December 31,
	2004	2003
	(In millions)
Current service cost	€1	€1
Interest cost	1	2
Past service cost	—	(8)
Curtailment	—	1

Total included in personnel expenses	€2	€(4)

Balance sheet reconciliation

	Year ended December 31,
	2004	2003
	(In millions)
Net liability at January 1	€21	€33
Translation differences	(1)	(6)
Net expenses recognized in the income statement	2	(4)
Contributions paid	(2)	(2)

Net liability at December 31	€20	€21

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Defined benefit plans: the principal actuarial assumptions used as at December 31

	Finland		Canada		Germany		USA		Great Britain		Other
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
	(Percent, except working years)
Discount rate	5.00%	5.25%	5.75%	6.00%	5.00%	5.25%	5.42%	5.45%	5.25%	5.50%	5.08%	5.13%
Expected return on plan assets	5.15	5.25	7.50	7.50	5.75	6.00	4.89	4.78	7.22	7.50	6.50	5.59
Future salary increases	3.75	3.75	3.28	3.05	2.50	3.00	3.50	3.50	3.75	3.75	2.61	2.69
Future pension increases	N/A	N/A	3.25	3.00	1.50	1.50	3.00	3.00	2.50	2.75	1.68	1.59
Expected average remaining working years of staff	15.0	15.0	12.4	13.0	18.7	18.7	10.5	15.0	18.4	16.6	12.4	15.2

The assumed health care cost trend rate used in measuring the accumulated post-retirement benefit obligation for U.S. plans was 11.0% in 2004, 12.0% in 2003, declining to 5.0% by the year 2011 and remaining at that level thereafter.

The amounts of pension and other post-employment benefit plans recognized in the balance sheet as at December 31, 2004

	Finland	Canada	Germany	USA	Great Britain	Other	Total
	(In millions)
Present value of funded obligations	€167	€152	€3	€38	€231	€23	€614
Present value of unfunded obligations	11	19	280	21	—	42	373
Fair value of plan assets	(186)	(115)	(2)	(35)	(152)	(21)	(511)
Unrecognized actuarial gains and losses	1	(19)	(7)	(5)	(81)	(2)	(113)

Liability in the balance sheet	€(7)	€37	€274	€19	€(2)	€42	€363

In Finland, the plan assets include a loan receivable of €174 million issued (2003: €167 million) by the company’s own fund.

The amounts of pension and other post-employment benefit plans recognized in the balance sheet as at December 31, 2003

	Finland	Canada	Germany	USA	Great Britain	Other	Total
	(In millions)
Present value of funded obligations	€192	€152	€2	€42	€205	€38	€631
Present value of unfunded obligations	188	17	273	24	—	39	541
Fair value of plan assets	(182)	(115)	(1)	(40)	(139)	(33)	(510)
Unrecognized actuarial gains and losses	67	(21)	(6)	(5)	(74)	—	(39)

Liability in the balance sheet	€265	€33	€268	€21	€(8)	€44	€623

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

30.	PROVISIONS

	Closure and restructuring	Reforestation obligations	Environmental obligations	Termination provisions	Tax provisions	Other	Total
	(In millions)
At January 1, 2003	€16	€6	€7	€29	€2	€44	€104
Translation difference	(2)	—	(1)	—	—	(1)	(4)
Additional provisions and increases to existing provisions	3	5	4	18	12	3	45
Utilized during year	(8)	(6)	(1)	(3)	—	(9)	(27)
Unused amounts reversed	(1)	—	—	—	(1)	(13)	(15)

At December 31, 2003	€8	€5	€9	€44	€13	€24	€103

At January 1, 2004	€8	€5	€9	€44	€13	€24	€103
Translation difference	—	—	—	—	—	—	—
Additional provisions and increases to existing provisions	23	4	12	26	23	31	119
Utilized during year	(2)	(5)	(1)	(9)	(9)	(14)	(40)
Unused amounts reversed	—	—	(1)	—	(4)	—	(5)

At December 31, 2004	€29	€4	€19	€61	€23	€41	€177

Provisions

In September 2004, the Group announced the closure of the old and uncompetitive 240,000 tons capacity Miramichi pulp mill. The pulp mill was closed down in December 2004. The restructuring arrangements made at the mill also included rationalization of paper production and wood procurement. Due to this restructuring arrangement within the Magazine Papers Division, personnel costs of €14 million were booked under termination provisions, other costs of €9 million, primarily relating to the dismantling of the pulp mill, were recorded in closure and restructuring provisions, and pension costs of €6.1 million were recorded in accrued personnel expenses (Note 33). In the income statement, the personnel and pension costs are included in personnel expenses, and the dismantling and other costs in other operating costs and expenses. The restructuring provisions are expected to be fully utilized by the end of 2005.

In October 2004, the Group’s Finnish wood products business was restructured. As a consequence of this restructuring arrangement, the Group’s production of sawn timber will fall by about 400,000 cubic meters and its birch plywood production by about 70,000 cubic meters a year. The number of employees will fall by about 670 as a result of the production cutbacks. Aureskoski sawmill and Viiala plywood mill were closed at the end of 2004, and Kuopio plywood mill is scheduled for closure in the second half of 2005. The production of sawn timber at Alholma and Kajaani will fall by about a third. Staff functions are also adjusted. Relating to this restructuring within the Wood Products Division, pension costs of €4 million were recorded under termination provisions, and other charges of €5 million, primarily relating to the dismantling of the mills, were recognized in closure and restructuring provisions. In the income statement, the personnel costs are included in personnel expenses, and the dismantling and other costs in other operating costs and expenses. The restructuring provisions related to other charges are expected to be fully utilized by the end of 2005, and the activities related to pensions by the end of 2006.

As a result of these restructurings, impairment charges of €75 million and €21 million were incurred relating to Miramichi and the wood products business, respectively. (Note 8)

In 2004, other charges to the closure and restructuring provisions are primarily related to the termination of certain sales contracts. Other termination provisions of €8 million (2003: €18 million) include mainly unemployment and disability provisions in several units.

Additionally, charges of €19 million relating to long-term wood supply contracts in the U.K. and charges of €11 million relating to changes in group structure were recorded in other provisions. Environmental obligations include charges relating to idled production and landfill sites.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

31.	INTEREST-BEARING LIABILITIES

	As at December 31,
	2004	2003
	(In millions)
Non-current interest-bearing liabilities
Bond loans	€2,648	€2,893
Loans from financial institutions	645	708
Pension loans	511	588
Trade payables	12	13
Finance lease liabilities	341	426
Derivative financial instruments	112	87
Accrued expenses and deferred income	1	3
Other liabilities	154	193

Total liability	€4,424	€4,911

Current interest-bearing liabilities
Current portion of long-term debt (repayments)	€403	€253
Short-term loans	68	277
Bills of exchange payable	1	9
Accruals	55	137
Other liabilities (1)	390	194

	€917	€870

Total interest-bearing liabilities	€5,341	€5,781

(1)	Includes issued commercial papers of €226 million in 2004 (2003: €153 million).

Maturity of Non-Current Interest-Bearing Liabilities

	2005	2006	2007	2008	2009	2010+	Total
	(In millions)
Bond loans	€144	€115	€186	€88	€275	€1,984	€2,792
Loans from financial institutions	144	307	39	130	11	158	789
Pension loans	87	87	87	87	47	203	598
Trade payables	1	1	—	1	1	9	13
Finance lease liabilities	25	90	10	10	140	91	366
Derivative financial instruments	—	2	46	—	—	64	112
Accrued expenses and deferred income	—	1	—	—	—	—	1
Other liabilities	2	7	3	3	3	138	156

	€403	€610	€371	€319	€477	€2,647	€4,827

Current portion of long-term debt							(403)

Non-current interest-bearing liabilities							€4,424

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Bond Loans in Interest-Bearing Liabilities

	Interest rate%	Currency of bond	Nominal value issued	As at December 31,
				2004	2003
			(In millions of currency)	(In millions)
Fixed rate
1995–2005	7.720%	USD	155	€113	€130
1997–2007	6.875	USD	215	165	187
1997–2007	6.880	EUR	102	107	109
1997–2027	7.450	USD	375	306	330
1999–2009	6.350	EUR	250	271	268
2000–2030	3.550	JPY	10,000	31	49
2001–2006	0.962	JPY	2,000	14	11
2001–2007	6.875	USD	10	8	8
2002–2005	0.100	EUR	30	32	31
2002–2007	0.869	JPY	2,000	14	13
2002–2012	6.125	EUR	600	649	631
2002–2014	5.625	USD	500	357	389
2002–2017	6.625	GBP	250	360	358
2003–2018	5.500	USD	250	181	195

				€2,608	€2,709

Floating-rate
2002–2008	2.995%	EUR	39	€39	€39
2002–2008	2.734	EUR	50	50	50
2002–2010	3.013	EUR	59	59	59
2002–2012	3.034	EUR	25	25	25
2002–2012	3.134	EUR	11	11	11

				€184	€184

Bond loans, total				€2,792	€2,893
– current portion				144	—

Bond loans, long-term portion				€2,648	€2,893

Fair Value Hedge of the Long-Term Interest-Bearing Liabilities

Fair value hedge accounting in accordance with IAS 39 results in a cumulative fair value adjustment totalling €89 million (2003: €114 million), which has increased the carrying amounts of the liabilities. Accordingly, the positive fair value of the hedging instruments excluding accrued interest amount to €174 million (2003: €162 million) in assets and negative fair value of €64 million in liabilities (2003: €38 million). The carrying amounts of the hedged liabilities and the fair values of the hedging instruments are included in the net interest bearing liabilities. The effect of the fair value hedge ineffectiveness on the income statement was €12 million (2003: €22 million).

The Interest Rate Ranges of Interest-Bearing Liabilities

As at December 31,
	2004	2003
Loans from financial institutions	2.15–6.00%	1.66–6.03%
Pension loans	3.25–5.50	3.25–5.50
Finance lease liabilities	3.50–6.90	3.50–6.90

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Interest Rate Swaps

The Group uses interest rate swap agreements to hedge the interest rate risk relating to long-term loans.

At December 31, 2004 the fixed interest rates varied from 0.1% to 8.0% (0.1% to 9.12% in 2003) and the floating rates varied from 1.08% to 6.18% (1.0% to 5.17% in 2003).

NET INTEREST-BEARING LIABILITIES

	As at December 31,
	2004	2003
	(In millions)
Interest-bearing liabilities, total	€5,341	€5,781

Interest-bearing receivables
Non-current
Loans receivable	49	72
Available-for-sale investments (listed shares)	234	197
Derivatives	174	162
Other receivables	8	9

	€465	€440
Current
Loans receivable	10	10
Trade receivables	9	20
Available-for-sale investments	98	99
Cash and cash equivalents	142	338

	€259	€467

Interest-bearing receivables, total	€724	€907

Net interest-bearing liabilities	€4,617	€4,874

Convertible Bond Loan

The subordinated convertible bond issue was launched on February 25, 1994 in the amount of €161 million. The bonds had a maturity of 10 years and carried a coupon of 6.5%. The Company had the right to terminate the issue from March 25, 1998 onwards and to repay the loan, with accrued interest, in full. Bondholders had the right to convert their bonds during the period April 1, 1994 to March 25, 2004, and each €1,682 bond entitled the holder to subscribe to 78 shares of the Company, before the bonus issue adjustment in 2003. The calculated conversion share price was €21.56 and the maximum potential increase in the share capital due to conversion of the bonds was €12.7 million (7,488,000 shares). As of December 31, 2002, a total of 5,646,264 shares had been subscribed through conversion under the issue, of which 1,398,150 shares were subscribed during 2002.

In December 2002, the Company decided to exercise its right, under the terms and conditions of the issue, to redeem all unconverted bonds with a value of €40 million. By the redemption, on February 28, 2003 the total amount of conversions during the years 1994 to 2003 was €157,832,624.79 and the number of shares converted 7,319,754 corresponding to 14,639,508 shares after the bonus issue. The remaining amount of the bonds (3,627,815.16) was redeemed on the redemption date. According to the terms of the bonds, holders of new shares subscribed under the issue in 2003 are entitled to receive dividends for the first time for the 2003 financial period.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Finance Lease Liabilities

The company has sold and then leased back certain power plants and certain tangible assets under long-term agreements and uses the electrical power generated by these plants in its own production. These leases contain renewal and/or purchase options. Payments are generally made over 10 to 20 years and, as of December 31, 2004, are due through 2015.

In December 2004, UPM exercised its option and redeemed two of its leased power plants and the lease liability decreased by €65 million.

In addition the Group leases certain tangible assets, including buildings, machinery and equipment, under long-term arrangement.

Finance lease liabilities – minimum lease payments

	As at December 31,
	2004	2003
	(In millions)
Not later than 1 year	€43	€64
1–2 years	108	46
2–3 years	21	111
3–4 years	21	24
4–5 years	150	24
Later than 5 years	103	330

	€446	€599
Future finance charges	(80)	(134)

Finance lease liabilities – the present value of minimum lease payment	€366	€465

Finance lease liabilities – the present value of minimum lease payments

	As at December 31,
	2004	2003
	(In millions)
Not later than 1 year	€41	€60
1–2 years	97	41
2–3 years	18	93
3–4 years	17	19
4–5 years	117	18
Later than 5 years	76	234

	€366	€465

32.	OTHER LIABILITIES

	As at December 31,
	2004	2003
	(In millions)
Derivative financial instruments	€—	€59
Other	26	20

	€26	€79

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

33.	TRADE AND OTHER PAYABLES

	As at December 31,
	2004	2003
	(In millions)
Advances received	€36	€34
Trade payables	683	694
Amounts due to associates and joint ventures	22	29
Accrued expenses and deferred income	318	253
Derivative financial instruments	57	51
Other current liabilities	140	208

	€1,256	€1,269

Main items included in accrued expenses and deferred income

	As at December 31,
	2004	2003
	(In millions)
Personnel expenses	€202	€207
Interest expenses	22	15
Indirect taxes	8	9
Other items	86	22

	€318	€253

The carrying value is considered to approximate the fair value.

34.	DERIVATIVE FINANCIAL INSTRUMENTS

Derivative Financial Instruments are recorded on the balance sheet at their fair values, defined as the amount at which the instruments could be exchanged between willing parties in a current transaction, other than in a liquidation or forced sale.

The fair values of such financial items have been estimated on the following basis:

•	Interest forward rate agreements and futures contracts are fair valued based on quoted market rates as at the balance sheet date.

•	Forward foreign exchange contracts are fair valued based on the contract forward rates in effect as at the balance sheet date.

•	Foreign currency options are fair valued based on quoted market rates as at the balance sheet date.

•	Interest and currency swap agreements are fair valued based on discounted cash flow analyses.

•	Commodity derivatives are fair valued based on quoted market rates as at the balance sheet date.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net fair values of derivative financial instruments

	As at December 31,
	2004	2004	2004	2003
	Positive fair values	Negative fair values	Net fair values	Net fair values
	(In millions)
Interest rate swaps (1)	€232	€(4)	€228	€214
Forward contracts (2)	79	(16)	63	30
Interest rate options	—	(2)	(2)	(3)
Cross currency swaps (3)	—	(163)	(163)	(120)
Commodity contracts	7	—	7	1

	€318	€(185)	€133	€122

(1)	Out of the interest rate swaps, fair value of €232 million was designated for fair value hedges of long-term borrowings as at December 31, 2004 (€221 million as at December 31, 2003).

(2)	Out of the foreign exchange forward contracts, fair value of €58 million was designated for cash flow hedges as at December 31, 2004 (€45 million as at December 31, 2003) and reported in fair value and other reserves, net of tax €44 million (€32 million as at December 31, 2003). The qualification for cash-flow hedge accounting according to IAS 39 were met for agreements made in February 2003 or later.

(3)	Out of the cross currency swaps, fair value of €(119) million was designated for fair value hedges of long-term borrowings as at December 31, 2004 (€(74) million as at December 31, 2003).

Positive and negative fair values of financial instruments are shown under other non-current receivables, trade and other receivables, interest-bearing liabilities and trade and other payables.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

35.	PRINCIPAL SUBSIDIARIES AS AT DECEMBER 31, 2004

Name of the subsidiary, country of incorporation	Group holding
Blandin Paper Company, US	100.00%
Oy Botnia Shipping Ab, FI	100.00
ZAO Chudovo-RWS, RU	60.00
Jämsänkosken Voima Oy, FI		(1)
Lignis GmbH & Co. KG, DE	24.00	(1)
Lohja Papierprodukte GmbH, DE	100.00
Loparex B.V., NL	100.00
Loparex Hong Kong Ltd, CN	100.00
Loparex Inc., US	100.00
Loparex Ltd, GB	100.00
Loparex Oy, FI	100.00
Nordland Papier GmbH, DE	100.00
Norfolk House Management Ltd, GB	95.00
NorService GmbH, DE	100.00
Nortrans Speditions GmbH, DE	100.00
ZAO Pestovo Novo, RU	100.00
AS Puukeskus, EE	100.00
Puukeskus Oy, FI	100.00
Raflatac AB, SE	100.00
Raflatac Canada Inc., CA	100.00
Raflatac CZ s.r.o., CZ	100.00
Raflatac GmbH, DE	100.00
Raflatac Handels GmbH, AT	100.00
Raflatac Iberica S.A., ES	100.00
Raflatac Inc., US	100.00
Raflatac Italia s.r.l., IT	100.00
Raflatac Ltd, GB	100.00
Raflatac Mexico S.A. de C.V., ME	100.00
Raflatac Oy, FI	100.00
Raflatac Papirfeldolgozo Kft, HU	100.00
Raflatac Polska Sp. z o.o., PL	100.00
Raflatac Shanghai Co. Ltd, CN	100.00
Raflatac South Africa (Pty) Ltd, ZA	100.00
Raflatac S.A., FR	100.00
Raflatac (M) SDN BHD, MY	100.00
Raflatac (Oceania) Pty Ltd, AU	100.00
Raflatac (S) Pte Ltd, SG	100.00
Raflatac (Thailand) Co., Ltd, TH	100.00
Oy Rauma Stevedoring Ltd, FI	100.00
STAG-SCA Frischholz GmbH, AT	66.64
Steyrermühl Sägewerksgesellschaft m.b.H. Nfg KG, AT	100.00
Stracel S.A.S., FR	100.00
Tilhill Forestry Ltd, GB	100.00
UPM-Asunnot Oy, FI	100.00
UPM Rafsec Oy, FI	100.00
UPM Sähkönsiirto Oy, FI	100.00
UPM Tehdasmittaus Oy, FI	100.00
UPM-Kymmene AB, SE	100.00
UPM-Kymmene AG, CH	100.00
UPM-Kymmene AS, NO	100.00

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Name of the subsidiary, country of incorporation	Group holding
UPM-Kymmene Asia Pacific Pte Ltd., SG	100.00%
UPM-Kymmene Austria GmbH, AT	100.00
UPM-Kymmene A/S, DK	100.00
UPM-Kymmene B.V., NL	100.00
UPM-Kymmene Comercializacao de Papel, Lda, PT	100.00
UPM-Kymmene Forest AS, EE	100.00
UPM-Kymmene France S.A.S., FR	100.00
UPM-Kymmene Inc., US	100.00
UPM-Kymmene Japan K.K., JP	100.00
UPM-Kymmene Loulay S.A., FR	100.00
UPM-Kymmene Miramichi Inc., CA	100.00
UPM-Kymmene NV/SA, BE	99.60
UPM-Kymmene Otepää AS, EE	100.00
UPM-Kymmene Papier GmbH & Co. KG, DE	100.00
UPM-Kymmene Pty. Ltd, AU	100.00
UPM-Kymmene Sales GmbH, DE	100.00
UPM-Kymmene Sp. z o.o., PL	100.00
UPM-Kymmene Srl., IT	100.00
UPM-Kymmene S.A., ES	100.00
UPM-Kymmene Wood Ab, SE	100.00
UPM-Kymmene Wood A/S, DK	99.93
UPM-Kymmene Wood B.V., NL	100.00
UPM-Kymmene Wood GmbH, DE	100.00
UPM-Kymmene Wood Ltd, GB	100.00
UPM-Kymmene Wood Oy, FI	100.00
UPM-Kymmene Wood S.A., ES	100.00
UPM-Kymmene Wood S.A., FR	99.99
UPM-Kymmene Wood S.r.l., IT,	100.00
UPM-Kymmene (Changshu) Paper Industry Co., Ltd, CN	100.00
UPM-Kymmene (Shanghai) Trading Co., CN	100.00
UPM-Kymmene (UK) Ltd, GB	100.00
Walki Wisa Converflex Ab, SE	51.60
Walki Wisa GmbH, DE	100.00
Walki Wisa Ltd, GB	100.00
Walki Wisa Oy, FI	100.00
Werla Insurance Company Ltd, GB	100.00
Wisapower Oy, FI		(1)

The table presents subsidiaries with sales exceeding €2 million.

(1)	Jämsänkosken Voima Oy and Wisapower Oy are owned by Pohjolan Voima Oy, in which UPM has a controlling interest. UPM also has a controlling interest in Lignis GmbH & Co. KG

36.	EQUITY COMPENSATION BENEFITS

Share Options Granted to Key Personnel

The Class A and Class B share options were issued pursuant to the management incentive program approved by the annual general meeting of shareholders in 1998 and the Class D share options and Class share options were issued pursuant to a management incentive program approved by the annual general meeting of shareholders in 2002. Each share option is exercisable for two shares.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On March 25, 1998, the shareholders approved the issuance to key personnel worldwide of 6,000,000 share options, each option conferring a right to subscribe for two shares. The share options comprised three classes with 2,000,000 share options in each class. In March 2002, the two million Class C share options were cancelled. Class A share options have been exercisable since April 1, 2001 and will be exercisable through April 30, 2005 at an exercise price of €30.95 per share, without giving effect to the bonus issue, and €30.95 per two shares, after giving effect to the bonus issue. Class B share options are exercisable from April 1, 2003 through April 30, 2005 at an exercise price of €35.99 per share, without giving effect to the bonus issue, and €35.99 per two shares, after giving effect to the bonus issue. The exercise price for the share options is reduced by the amount of dividends distributed (without any corporate tax credit) after May 1, 1998 and before the date of the share subscription. As a result of the share subscriptions with the 1998 share options, the share capital may be increased by a maximum of €13,600,000.

On March 19, 2002, the shareholders authorized the issuance of 7,600,000 share options to key personnel. Each share option entitles its holder to subscribe for two shares of UPM-Kymmene share. Half of the share options are marked with the symbol 2002D, while the other half are marked 2002E. Those share options marked 2002D may be exercised between April 1, 2004 and April 30, 2007 while those share options marked 2002E may be exercised between April 1, 2005 and April 30, 2008. The share subscription price for the share options marked 2002D is €43.90 per two shares and the share subscription price for the share options marked 2002E is €14.27 per share. The share subscription price of share options 2002D and 2002E will, as per the dividend record date be reduced by the amount of the dividend decided after the end of the period for determination of the subscription price but before share subscription. As a result of the share subscriptions with the 2002 share options, the share capital may be increased by a maximum of €25,840,000.

On March 19, 2003, the annual general meeting of shareholders resolved to increase the Company’s share capital by a bonus issue. The shareholders of the Company were, free of charge, given one new share for one old share. A total of 261,789,465 new shares were issued. The terms and conditions of the Company’s year 1998 and 2002 share options have been amended in a way that the proportional amount of the shares to be subscribed with the share options will remain unchanged in respect of the share capital.

The Group has accrued the social security expenses relating to these option programmes.

Movements in the Number of Share Options Granted

	As at December 31,
	2004	2003
At January 1	11,071,700	7,582,000
Granted	330,200	3,591,000
Returned	(174,200)	—
Exercised (1)	(435,671)	(101,300)

At December 31	10,792,029	11,071,700

(1)	During September 17 to December 30, 2004, 336,271 class A share options and 99,400 B share options were exercised to subscribe 871,342 shares.

Outstanding Share Options as at December 31, 2004

	Type	Exercise price(1)		No. of options		Exercise period	Vesting schedule
Plan/year of launch		January 1	December 31	Issued	Outstanding
2002/2003	E	€14.27	€13.52	3,800,000	3,758,200	1.4.2005–30.4.2008	1.4.2005
2002/2002	D	42.40	40.90	3,800,000	3,629,500	1.4.2004–30.4.2007	vested
1998/1998	B	28.25	26.75	2,000,000	1,843,100	1.4.2003–30.4.2005	vested
1998/1998	A	23.21	21.71	2,000,000	1,561,229	1.4.2001–30.4.2005	vested

				11,600,000	10,792,029

(1)	The exercise prices for A, B and D options are per two shares and the exercise price for E options is per one share.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

37.	RELATED PARTY TRANSACTIONS

The Group holds a 47% interest in Oy Metsä-Botnia Ab (“Metsä-Botnia”), a joint venture between M-real Oyj (“M-real”) and Metsäliitto Group. M-real is a Finnish paper producer, and Metsäliitto Group is a co-operative organization of Finnish forest owners. Metsäliitto Group is also the controlling shareholder of M-real. Chemical pulp produced by Metsä-Botnia is sold to the Group and to M-real at the market price less certain transportation and other costs. In 2004 and 2003, the Group’s chemical pulp entitlement with respect to the production of Metsä-Botnia was 1.1 million tons per year. Total purchases of chemical pulp from Metsä-Botnia amounted to €238 million in 2004 and €226 million in 2003.

The Group obtains most of the energy for its production units in Finland through the Group’s owned and leased power plants, as well as through ownership in power companies which entitle it to receive electricity and heat from those companies. A significant volume of the Group’s electricity procurement comes from Pohjolan Voima Oy, a Finnish power producer in which the Group holds a 40.97% equity interest and Kemijoki Oy, a Finnish hydropower producer in which the Group holds a 4.13% equity interest. Pohjolan Voima Oy is also a majority shareholder in Teollisuuden Voima Oy, one of Finland’s two nuclear power companies. Such purchases of electricity totaled €198 million in 2004 and €181 million in 2003. In accordance with the power companies’ respective articles of association and related shareholder agreements, the prices paid by the Group to the power companies are based on production costs, which are generally lower than market prices. Internal sales to the Group’s segments are priced at the prevailing market price.

Approximately 10 to 15% of the Group’s research and development activities is conducted by Oy Keskuslaboratorio-Centrallaboratorium Ab (the Finnish Pulp and Paper Research Institute or “FPPRI”), in which the Group is one of four corporate owners with a 38.65% interest. The ownership in FPPRI provides the Group with fundamental research information regarding the Group’s main raw materials, major manufacturing processes and key product attributes. In addition to joint research at FPPRI, the Group also utilizes the institute for contract research in connection with product and process development. These services are provided on an arm’s-length basis and upon terms that the Group believes to be customary within the industry and generally no less favorable than would be available from unrelated third parties.

The Group purchases logistics and transport services from certain associated companies, the most significant of which is Oy Transfennica Ab, in which the Group holds 27.14% interest. Oy Transfennica Ab is a Finnish shipping company engaged in the transport of cargo, primarily paper and other forest products, between Finland and the main European trading ports. Such purchases amounted to €20 million in 2004 and €19 million in 2003. These purchases were made on an arm’s-length basis and upon terms that the Group believes to be customary within the industry and generally no less favorable than would be available from unrelated third parties.

The Group purchases raw materials from certain associated companies, the most significant of which is Paperinkeräys Oy, a Finnish company in which the Group has a 22.98% interest engaged in the procurement, processing and transport of recovered paper. Aggregate raw material purchases from associated companies amounted to €15 million in 2004 and €14 million in 2003. Recovered paper is sold to the Group and other shareholders of Paperinkeräys Oy at a price which is determined using a contractual formula that takes into account the world market prices for recovered paper and the prices of other fiber raw materials, as well as costs relating to paper recovery. In Austria, the Group has a similar arrangement concerning recovered paper, which is purchased from Austria Paper Recycling G.m.b.H., a company in which the Group owns a 33.32% equity interest. The aggregate recovered paper purchases amounted to €12 million in 2004 and €11 million in 2003.

In Finland, UPM has a pension foundation (Kymin Eläkesäätiö), which is a separate legal entity. The pensions of about 7% of the Group’s Finnish employees have been arranged by the foundation. The contributions paid by UPM to the foundation amounted to €19 million in 2004, and €15 million in 2003. The foundation manages and invests the contributions for the employee benefit plans. The Group is entitled to borrow amounts from its pension funds. As of December 31, 2004 and 2003, the Group’s long-term borrowings from its pension funds were €174 and €167, respectively. Interest expense paid on such borrowings amounted to €6 million in 2004, €5 million in 2003 and €6 million in 2002.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

38.	COMMITMENTS AND CONTINGENCIES

Contingent Liabilities

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

Following internal investigations into competitive practices, UPM decided on January 15, 2004 to approach the competition authorities in the European Union, the United States and Canada. The competition authorities have started investigations into alleged antitrust activities and consequently the EU, several of its member states, and the Canadian authorities have informed UPM that it has received conditional full immunity with respect to certain conduct disclosed to the authorities. The US Department of Justice has not decided on immunity, which is pending and available.

The company has also been named as a defendant in several class-action lawsuits against labelstock and magazine paper manufacturers in the United States.

In May 2004, UPM received a European Commission Statement of Objection concerning alleged antitrust activities in the market for plastic industrial sacks. The company manufactured plastic industrial sacks until December 2000. The annual sales of the operations under investigation amounted to €11 million. UPM has responded and will respond to the Statement of Objection as requested by the Commission.

All of the above litigation matters may last several years.

No provisions have been made in relation to these investigations.

Except for the proceedings described above, the Group has not been involved in any legal, administrative or arbitration proceedings which management would expect to have a material adverse effect on the financial condition or results of operations of the Group, nor, so far as management is aware, are any such legal, administrative or arbitration proceedings either pending or threatened.

Commitments

In the normal course of business, UPM-Kymmene Corporation and certain of its subsidiaries enter into various agreements providing financial or performance assurance to third parties on behalf of those subsidiaries. These agreements are entered into with financial institutions and other credit grantors primarily to support or enhance the creditworthiness otherwise achieved by a subsidiary on a stand-alone basis, thereby facilitating the availability of sufficient credit to accomplish the subsidiaries’ intended business purposes. The maximum amount of future payments by UPM-Kymmene Corporation on behalf of its subsidiaries under these guarantees are disclosed in the table below under “guarantees on own behalf” caption.

The Group has also entered into various agreements to provide financial or performance assurance to third parties on behalf of certain affiliates and other third parties. These agreements are entered into primarily to support or enhance the creditworthiness otherwise achieved by these related parties and entities on a stand-alone basis. The Group has no collateral or other recourse provisions related to these guarantees. The maximum amounts of future payments by UPM-Kymmene Corporation on behalf of its associated companies under these guarantees are disclosed in the table below under “guarantees on behalf of associated companies” caption.

In the normal course of business, certain subsidiaries of UPM-Kymmene Corporation mainly in Germany grant commercial guarantees to their customers to facilitate the customers to finance purchases of goods from the subsidiary. The Group has no collateral but these commercial guarantees are covered by the Group’s credit risk insurance. These guarantees mature within one year. The maximum potential amount of future payments under these guarantees amounted to €11 million and €8 million as at December 31, 2004 and 2003, respectively, and they are included in the amounts disclosed in Other Commitments in the table.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Commitments

	As at December 31,
	2004	2003
	(In millions)
On own behalf
Pledges given	€—	€—
Mortgages	111	178
Guarantees	20	20

On behalf of associated companies and joint ventures
Pledges given	—	—
Mortgages	—	—
Guarantees	44	41

On behalf of others
Pledges given	—	—
Mortgages	—	—
Guarantees	10	7

Other commitments, own
Operating leases, due within 12 months	23	24
Operating leases, due after 12 months	82	65
Other commitments	18	23

Total	€308	€358

	As at December 31,
	2004	2003
	(In millions)
Mortgages	€111	€178
Guarantees	74	68
Operating leases	105	89
Other commitments	18	23

Total	€308	€358

Property under mortgages given as collateral for own commitments include industrial estates and forestland.

Operating lease commitments – where a Group company is the lessee

The Group leases office, manufacturing and warehouse space under various non-cancelable operating leases.

Certain contracts contain renewal options for various periods of time

The future costs for contracts exceeding one year and for non-cancelable operating leasing contracts

	As at December 31,
	2004	2003
	(In millions)
Less than 1 year	€23	€24
1–2 years	22	19
2–3 years	14	16
3–4 years	12	12
4–5 years	10	9
Over 5 years	24	9

	€105	€89

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Joint ventures

	As at December 31,
	2004	2003
	(In millions)
Proportionate interest in joint ventures’ commitments	€42	€42
Contingent liabilities relating to the Group’s interest in the joint ventures	11	11

Capital commitments at the balance sheet date but not recognized in the financial statements; major commitments listed below

	Total cost	Commitment as at December 31,
		2004	2003
Changshu paper machine project	€390	€167	€345
New power plant, Shotton	60	60	—
Tervasaari PM 8, additional capacity	64	51	—
New coater line, Raflatac, Fletcher	32	29	—
New power plant, Rauma	20	20	—

39.	FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

Reconciliation of profit for 2003 and 2002

	Year ended 31 December				Year ended 31 December
	Note	FAS* 2003	Effect of transition to IFRS	IFRS 2003	FAS 2002	Effect of transition to IFRS	IFRS 2002
Sales	1	9,948	(161)	9,787	10,475	(58)	10,417
Other operating income	2	220	(162)	58	155	(64)	91
Costs and expenses	3	(8,480)	35	(8,445)	(8,610)	30	(8,580)
Share of results of associated companies	4	22	(22)	—	60	(60)	—
Depreciation, amortization and impairment charges	5	(926)	(122)	(1,048)	(1,018)	(107)	(1,125)

Operating profit		784	(432)	352	1,062	(259)	803

Share of results of associated companies and joint ventures	4	3	26	29	—	80	80
Gains on available-for-sale investments, net	6	—	127	127	—	72	72
Finance costs, net	7	(228)	158	(70)	(273)	28	(245)

Profit before tax		559	(121)	438	789	(79)	710

Income taxes	8	(193)	72	(121)	(241)	29	(212)

Profit after tax		366	(49)	317	548	(50)	498

Minority interest		2	—	2	2	—	2

Net profit for the period		368	(49)	319	550	(50)	500

Earnings per share
Basic earnings per share, €		0.70	(0.09)	0.61	1.06	(0.10)	0.96
Diluted earnings per share, €		0.70	(0.09)	0.61	1.05	(0.09)	0.96

*	As reported under Finnish Accounting Standards (FAS)

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliation of Balance sheet and Shareholders’ equity at 31.12.2003, 31.12.2002 and 1.1.2002

€ million	Note	FAS 31.12. 2003	Effect of transition to IFRS	IFRS 31.12. 2003	FAS 31.12.2002	Effect of transition to IFRS	IFRS 31.12 2002	FAS 31.12. 2001	Effect of transition to IFRS	IFRS 1.1.2002
ASSETS
Non-current assets
Goodwill	9	1,894	(231)	1,663	1,987	(242)	1,745	2,086	(252)	1,834
Other intangible assets	10	348	174	522	364	176	540	339	205	544
Property, plant and equipment	11	7,846	279	8,125	8,253	136	8,389	8,934	220	9,154
Investment property	12	—	42	42	—	50	50	—	36	36
Biological assets	13	—	1,127	1,127	—	1,129	1,129	—	1,142	1,142
Investments in associated companies and joint ventures	14	929	83	1,012	965	130	1,095	935	144	1,079
Available-for-sale investments	15	392	(39)	353	405	141	546	425	444	869
Treasury shares		—	—	—	—	—	—	38	(38)	—
Non-current receivables	16	77	167	244	137	288	425	117	62	179
Deferred tax assets	17	—	403	403	—	400	400	—	424	424
Other non-current assets		—	18	18	—	17	17	—	39	39

		11,486	2,023	13,509	12,111	2,225	14,336	12,874	2,426	15,300

Current assets
Inventories	18	1,217	(73)	1,144	1,288	(64)	1,224	1,289	(44)	1,245
Trade and other receivables	19	1,426	174	1,600	1,550	65	1,615	1,845	(9)	1,854
Cash and cash equivalents	20	388	(50)	338	425	24	449	423	97	520

		3,031	51	3,082	3,263	25	3,288	3,557	62	3,619

Total assets		14,517	2,074	16,591	15,374	2,250	17,624	16,431	2,488	18,919

EQUITY AND LIABILITIES
Capital and reserves
Share capital		890	—	890	442	—	442	442	—	442
Share premium reserve		687	50	737	654	50	704	624	50	674
Fair value and other reserves		591	(375)	216	1,036	(207)	829	1,076	22	1,098
Retained earnings		4,701	453	5,154	4,788	441	5,229	4,668	460	5,128

	21	6,869	128	6,997	6,920	284	7,204	6,810	532	7,342

Minority interest		32	—	32	33	—	33	28	—	28

Non-current liabilities
Deferred tax liabilities	22	644	935	1,579	645	1,035	1,680	666	1,195	1,861
Retirement benefit obligations	23	342	308	650	339	321	660	299	333	632
Provisions		68	35	103	111	(7)	104	114	11	125
Interest-bearing liabilities	24	4,241	670	4,911	5,105	520	5,625	4,898	265	5,163
Other liabilities	24	33	46	79	34	1	35	15	(9)	6

		5,328	1,994	7,322	6,234	1,870	8,104	5,992	1,795	7,787

Current liabilities
Current interest-bearing liabilities	24	852	18	870	784	42	826	1,821	148	1,969
Trade and other payables		1,436	(66)	1,370	1,403	54	1,457	1,780	13	1,793

		2,288	(48)	2,240	2,187	96	2,283	3,601	161	3,762

Total liabilities		7,616	1,946	9,562	8,421	1,966	10,387	9,593	1,956	11,549

Total equity and liabilities		14,517	2,074	16,591	15,374	2,250	17,624	16,431	2,488	18,919

Notes and additional information to the reconciliations

1.	SALES

Under IFRS the real estate sales are reclassified from sales to other operating income and to costs and expenses, decreasing FAS reported sales by approximately €45 million in both 2003 and 2002.

In addition the sales in 2003 are reduced under IFRS due the required accounting treatment of cash flow hedging instruments, which did not qualify for special hedge accounting treatment under IFRS (refer to Footnote 1 in Note 7). These hedging results are reported in financial items in 2003 and 2002. The qualification for hedge accounting according to IAS 39 were met for agreements

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

made in February 2003 or later. To the extent those hedges are effective, the changes in fair values are deferred in shareholders’ equity and will be recorded in sales when the external sales take place.

2.	OTHER OPERATING INCOME

Other operating income reported under IFRS is lower than as reported under FAS primarily because under FAS other operating income included gains on the divestment of listed shares amounting to €167 million in 2003 and €81 million in 2002. Under IFRS these gains are reported as a separate line item beneath operating profit (refer to Note 6 below).

The reduction in other operating income reported under IFRS is partly offset by the reclassification of real estate sales (refer to Note 1 above).

3.	COSTS AND EXPENSES

The decrease in costs and expenses is mainly due to required accounting treatment for sale and leaseback arrangements that under IFRS are determined to result in a finance lease. Under IFRS rental payments amounting to approximately €20 million in both 2003 and 2002 in respect of such sale and leaseback arrangements have been reversed from costs and expenses reported under FAS and are divided between the interest element which is recognised in financial items and the capital element which reduces the finance lease obligation under IFRS.

In costs and expenses are fair value gains from the changes in prices and physical change of living trees amounting to €56 million in 2003 (€39 million in 2002). In addition, biological assets carried at their fair value of €43 million were harvested during 2003 (€42 million during 2002) and these amounts are reflected as part of costs and expenses.

4.	SHARE OF RESULT OF ASSOCIATED COMPANIES AND JOINT VENTURES

Under FAS the share of results of associated companies after tax has been included in operating profit. Under IFRS the share of results of associated companies and joint ventures before taxes is reported after operating profit and the share of taxes of associated companies and joint ventures is reported in taxes.

5.	DEPRECIATION, AMORTISATION AND IMPAIRMENT CHARGES

As referred to in Note 9, the retrospective application of IAS 22 to business combinations resulted in increases in the carrying values of property, plant and equipment. Although this was partly offset by decreases in goodwill the relative differences in expected useful lives resulted in a net increase in depreciation and amortisation charges of €81 million in 2003 and €84 million in 2002.

In addition there was a further increase in depreciation charges due to the capitalisation of interest amounting to €22 million in both 2003 and 2002.

6.	GAINS ON AVAILABLE-FOR-SALE INVESTMENTS, NET

In connection with the disposals of available-for-sale investments, fair value gains net of losses of €153 million in 2003 and €72 million in 2002 were realized.

In 2003 an impairment loss was recognised on certain listed securities amounting to €26 million.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.	FINANCE COSTS, NET

	Year ended 31 December			Year ended 31 December
€ million	FAS 2003	Effect of transition to IFRS	IFRS 2003	FAS 2002	Effect of transition to IFRS	IFRS 2002
Interest expenses	(219)	(16)	(235)	(286)	(21)	(307)
Interest income	16	17	33	25	—	25
Dividend income	18	—	18	21	—	21
Exchange and fair value gains and losses 1)	(28)	135	107	2	23	25
Gains and losses on sale of associated companies and joint ventures shares	—	19	19	—	12	12
Other financial income	6	—	6	2	—	2
Other financial expenses	(21)	3	(18)	(37)	14	(23)

Total	(228)	158	(70)	(273)	28	(245)

1)	Under IFRS exchange and fair value gains and losses differ from FAS primarily because cash flow hedges not qualifying for special hedge accounting treatment have been transferred from sales to finance costs.

8.	INCOME TAXES

The effective tax rate under IFRS is 27.6% in 2003 and 29.8% in 2002 and under FAS 34.5% in 2003 and 30.5% in 2002. Under FAS deferred taxes have not been provided on unremitted earnings of associated companies and on certain purchase accounting differences which mainly explains the decrease in the effective tax rate under IFRS.

9.	GOODWILL

Goodwill has reduced on transition to IFRS primarily because under FAS goodwill has been determined as the difference between the purchase price and the book values of the net assets acquired, whereas under IFRS it is a requirement to make certain purchase price adjustments such that assets and liabilities are recognized at their fair value at the date of acquisition. Such purchase price adjustments under IFRS have reduced goodwill by €309 million as at the date of transition.

In addition, under FAS certain significant business combinations were accounted for using the pooling of interest method. Under IFRS these business combinations were required to be accounted for as acquisitions using the purchase method. Accordingly under IFRS the amount by which the purchase price exceeded the fair value of the identifiable assets and liabilities of those acquired businesses at the date of acquisition increased goodwill by €57 million as at the date of transition.

The reduction in the transition adjustments at the end of 2003 and 2002 is due to amortisation.

10.	OTHER INTANGIBLE ASSETS

As a result of the change in accounting treatment of certain business combinations (refer Note 9 above) certain other intangible assets, mainly related to technology and patents, have been recognized.

11.	PROPERTY, PLANT AND EQUIPMENT

As a result of change in accounting treatment of certain business combinations (refer to Note 9 above) the carrying values of certain property, plant and equipment were increased by €1,699 million at the end of 2003, €1,775 million at December 31, 2002 and €1,853 million at January 1, 2002.

Revaluations of timberlands recorded under FAS, €567 million at the end of 2003 and 2002 and at January 1, 2002, have been reversed.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Living trees with a carrying value under IFRS of €1,209 million at the end of 2003, €1,207 million at December 31, 2002 and €1,224 million at January 1, 2002 were reclassified from property, plant and equipment to biological assets.

Other increases on transition to IFRS arise as a result of the capitalization of interest of property under construction and finance lease and sale leaseback arrangements as well as reclassification of inventories (refer to Note 18).

12.	INVESTMENT PROPERTY

Under FAS real estate investments were classified as either inventories or as part of property, plant and equipment. Under IFRS such property has been reclassified as investment property in accordance with IAS 40.

13.	BIOLOGICAL ASSETS

Biological assets (i.e. living trees) are initially recognized at cost which necessitated a reclassification of the carrying values of timberlands that in accordance with FAS had previously been included as part of property, plant and equipment. In accordance with IAS 41 biological assets are carried at their fair value less estimated point-of-sale costs. At the end of 2003, the value of biological assets was €1,093 million in Finland and €34 million in other countries.

14.	INVESTMENTS IN ASSOCIATED COMPANIES AND JOINT VENTURES

The carrying values of investments in associated companies and joint ventures differ between FAS and IFRS because although IFRS also requires that as at the date of acquisition the investment should initially be recorded at cost, the difference between cost and the Group’s share of the fair values of the net identifiable assets of the associated company is accounted for in accordance with IAS 22. Consequently there were certain increases in the fair values of net identifiable assets of associated companies and joint ventures as at the acquisition of the investment primarily related to certain energy assets of associated companies.

15.	AVAILABLE-FOR-SALE INVESTMENTS

The available-for-sale investments recognised under IFRS primarily consist of listed companies’ and other companies’ shares.

16.	NON-CURRENT RECEIVABLES

The increase in non-current receivables is primarily due to derivative financial instruments that are measured at fair value and recognized on the balance sheet. Most of the long-term derivative contracts are designated as hedging instruments in a fair value hedge relationship.

17.	DEFERRED TAX ASSETS

Under FAS deferred tax assets amounting to €306 million at the end of 2003, €320 million at December 31, 2002 and €371 million at January 1, 2002 were netted against deferred tax liabilities. Under IFRS, part of these deferred tax assets did not meet the criteria for offset as set out in IAS 12 and are consequently presented on a gross basis.

The remaining increase in deferred tax assets on transition to IFRS results primarily from the recognition of deferred tax assets on temporary differences in respect of defined benefit pension liabilities (refer to Note 23 below).

18.	INVENTORIES

As referred to in Note 12 above certain real estate holdings were accounted for as inventories under FAS. Under IFRS these real estate holdings have been reclassified as investment property, property, plant and equipment and available-for-sale investments.

19.	TRADE AND OTHER RECEIVABLES

The increase in trade and other receivables is primarily due to short-term derivative financial instruments that are measured at fair value and recognized on the balance sheet.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20.	CASH AND CASH EQUIVALENTS

Under FAS certain short-term deposits and bank overdrafts have been included in cash and cash equivalents. Under IFRS, short-term certificates of deposits with original maturities of more than three months have been separated from cash and cash equivalents, and bank overdrafts which did not meet the criteria for offset have been reclassified as current interest-bearing liabilities.

21.	CAPITAL AND RESERVES

€ million	Share capital	Share premium reserve	Legal reserve	Revaluation reserve	Treasury shares	Fair value and other reserves	Retained earnings	Total
Capital and reserves at 31 December 2001, FAS	442	624	672	366	38	—	4,668	6,810
Effect of transition to IFRS 1)	—	50	(672)	(366)	(38)	1,098	460	532
Capital and reserves at 1 January 2002, IFRS	442	674	—	—	—	1,098	5,128	7,342
Equity component of convertible bond loan	—	—	—	—	—	(30)	—	(30)
Convertible bond loan 1994	2	28	—	—	—	—	—	30
Translation differences and other items	—	—	—	—	—	(43)	(11)	(54)
Cancellation of UPM-Kymmene Corporation shares	(2)	2	—	—	—	—	—	—
Cash flow hedges
recorded in shareholders’ equity	—	—	—	—	—	—	—	—
transferred to income statement	—	—	—	—	—	12	—	12
Available-for-sale investments
gains/losses arising from fair valuation	—	—	—	—	—	(208)	—	(208)
transferred to income statement	—	—	—	—	—	—	—	—
Dividend paid	—	—	—	—	—	—	(388)	(388)
Net profit for the period	—	—	—	—	—	—	500	500

Balance at 31 December 2002, IFRS	442	704	—	—	—	829	5,229	7,204

Share issue	445	—	—	—	—	(445)	—	—
Convertible bond loan 1994	3	33	—	—	—	(36)	—	—
Translation differences and other items	—	—	—	—	—	(66)	(4)	(70)
Cash flow hedges
recorded in shareholders’ equity	—	—	—	—	—	32	—	32
transferred to income statement	—	—	—	—	—	—	—	—
Available-for-sale investments
gains/losses arising from fair valuation	—	—	—	—	—	2	—	2
transferred to income statement	—	—	—	—	—	(100)	—	(100)
Dividend paid	—	—	—	—	—	—	(390)	(390)
Net profit for the period	—	—	—	—	—	—	319	319

Balance at 31 December 2003, IFRS	890	737	—	—	—	216	5,154	6,997

1)	The most significant items, net of taxes, in the difference of €532 million between shareholders’ equity under FAS and IFRS at the date of transition to IFRS on January 1, 2002 are as follows: business combinations, excluding biological assets and available-for-sale shares, €595 million, fair valuation of biological assets net of revaluations of timberland reversed €152 million, other revaluations €(116) million, employee benefit obligations €(202) million, capitalised finance leases €(153) million, fair valuation of available-for-sale shares €307 million and other items €(51) million.

22.	DEFERRED TAX LIABILITIES

As stated in Note 17, certain deferred tax assets which were previously offset against deferred tax liabilities under FAS have been reclassified as non-current assets and deferred tax liabilities have increased accordingly.

Restatement of business combinations (as further explained in Note 9) have resulted in the recognition of additional deferred tax liabilities of €719 million at December 31, 2003, €762 million at December 31, 2002 and €804 million at January 1, 2002 on transition to IFRS. The remaining change of deferred tax liabilities is due to the tax effect of other IFRS adjustments.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

23.	RETIREMENT BENEFIT OBLIGATIONS

Under FAS the retirement benefit obligations are generally recorded in accordance with local accounting practices in the countries in which employees are provided with such benefits. On transition to IFRS additional retirement benefit obligations were recognized for certain defined benefit plans, especially in Finland. In accordance with IFRS 1, the Group elected to recognise all cumulative actuarial gains and losses for all plans at the date of transition to IFRS.

24.	INTEREST-BEARING AND OTHER LIABILITIES

The recognition under IFRS of certain finance lease obligations, primarily in respect of the sale and leaseback transactions referred to in Note 3 above, increased interest bearing liabilities by €373 million at the end of 2003, €292 million at December 31, 2002 and €294 million at January 1, 2002.

As referred to in Note 20, bank overdrafts €46 million at the end of 2003, €74 million at December 31, 2002 and €146 million at January 1, 2002 were reclassified to current interest-bearing liabilities under IFRS.

Under IFRS derivative financial instruments are measured at fair value, which increased the long-term interest bearing liabilities reported under FAS by €87 million at the end of 2003, €46 million at December 31, 2002 and €20 million at January 1, 2002 and long-term non-interest bearing liabilities reported under FAS by €59 million at the end of 2003, €11 million at December 31, 2002 and €1 million at January 1, 2002.

In addition, under IFRS most of the long-term borrowings are designated as hedged items in a fair value hedge relationship and are subject to fair value adjustments of the hedged interest rate risk. The fair value adjustments amounted to €97 million at the end of 2003, €216 million at December 31, 2002 and €39 million at January 1, 2002.

Cash Flow Reconciliation

Under IFRS, the net cash provided by operating activities was €1,258 million and €1,418 million, and, under FAS, €1,264 million and €1,429 million in 2003 and 2002, respectively. Under IFRS, the net cash used in investing activities was €373 million and €441 million, and under FAS, €352 million and €441 million in 2003 and 2002, respectively. The cash flow differences are due to IFRS adjustments among operating, investing and financing cash flows. Under IFRS, the net cash used in financing activities was €964 million and €1,032 million, and under FAS, €918 million and €997 million in 2003 and 2002, respectively. The difference is primarily due to classification of cash and cash equivalents.

40.	SUMMARY OF DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES

The Group’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), which differs in certain respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Such differences include methods for measuring and presenting the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP. The financial statements in accordance with U.S. GAAP have been restated for 2003. See note (40.I (j)) for additional information relating to this restatement.

I.	Reconciliation of Profit and Shareholders’ Equity

The following is a summary of the significant adjustments to profit and shareholders’ equity required when reconciling such amounts recorded in the Group’s consolidated financial statements under IFRS to the corresponding amounts in accordance with U.S. GAAP. The weighted average number of shares for 2002 has been restated to reflect the bonus issue as if it had occurred as of the beginning of each period presented (see Note 27 of the consolidated financial statements).

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliation of Profit

	Year ended December 31,
	2004	2003 (Restated)	2002
	(In millions, except share and per share data)
Profit in accordance with IFRS	€1,008	€319	€500
U.S. GAAP adjustments:
Business combinations, net (a)	(6)	(7)	(7)
Reversal of goodwill amortization (b)	102	106	106
Finance lease (c)	3	3	—
Forest assets (d)	(26)	(14)	(1)
Available-for-sale investments (e)	(26)	—	—
Employee benefits (f)	(270)	(28)	18
Derivative financial instruments (g)	—	12	25
Compensation cost (h)	(31)	(2)	8
Change in estimates of the tax basis of acquired assets (i)	(284)	—	—
Share of results of associated companies (j)	(6)	16	0
Deferred tax effect of U.S. GAAP adjustments	110	4	(21)

Net income in accordance with US GAAP before cumulative effect of change in accounting principle	574	409	628
Out of which:
Income from continuing operations	458	404	606
Income (loss) from discontinued operations, net of tax expense of €1 million, tax benefit of €1 million and tax expense of €8 million, respectively	116	5	22

Net income in accordance with US GAAP before cumulative effect of change in accounting principle	574	409	628
Cumulative effect of change in accounting principle, net of taxes of €26 million (j)	—	64	—
Net income in accordance with U.S. GAAP	€574	€473	€628

Earnings per share in accordance with U.S. GAAP: (k)
Basic earnings per share	€1.10	€0.90	€1.21
Income from continuing operations	0.88	0.77	1.17
Income from discontinued operations	0.22	0.01	0.04
Cumulative effect of change in accounting principle (j)	—	0.12	—
Diluted earnings per share	1.09	0.90	1.20
Income from continuing operations	0.87	0.77	1.16
Income from discontinued operations	0.22	0.01	0.04
Cumulative effect of change in accounting principle	—	0.12	—
Basic weighted average number of shares (thousands)	523,641	523,130	518,935
Diluted weighted average number of shares (thousands)	526,247	524,254	525,782

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliation of Shareholders’ Equity

	As of December 31,
	2004	2003 (Restated)
	(In millions)
Shareholders’ equity in accordance with IFRS (2004 restated)	€7,636	€6,997
U.S. GAAP adjustments:
Business combinations, net (a)	(70)	(55)
Reversal of goodwill amortization (b)	318	216
Finance lease (c)	6	3
Forest assets (d)	(37)	(11)
Employee benefits (f)	(283)	3
Compensation cost (h)	2	1
Change in estimates of the tax basis of acquired assets (i)	(284)	—
Share of results of associated companies (j)	100	106
Deferred tax effect of U.S. GAAP adjustments	88	(22)

Shareholders’ equity in accordance with U.S. GAAP	€7,476	€7,238

(a)	Business Combinations

Cost of Acquisition

Under IFRS, equity shares issued as purchase consideration in a business combination are valued based on the weighted average trading price of the shares shortly before and after the date of the exchange transaction, which is the date when the Group obtains control over the aquiree’s net assets and operations.

Under U.S. GAAP, such equity shares are valued based on the average share price shortly before and after the acquisition is publicly announced.

Intangible Assets

Under IFRS, customer relationships are not separately recognized at acquisition but are included within goodwill and amortized accordingly.

Under U.S. GAAP, customer relationships are fair valued at acquisition and recognized within intangible rights separately from goodwill, and amortized accordingly.

Restructuring provisions

Under IFRS, certain indemnities to be paid to collaboration partners in connection with the termination of sales agreements of acquired businesses were expensed as incurred, as they did not meet the criteria for recognizing a provision at acquisition.

Under U.S. GAAP, these costs met the required criteria for pre-acquisition accounting and the Group recognized a liability in the purchase price allocation of the acquisition cost and adjust the goodwill accordingly.

Translation of Goodwill

Under IFRS, the Group records goodwill arising on the acquisition of foreign subsidiaries at the corporate level based on historical foreign exchange rates prevailing at the acquisition date.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

The total impact of all business combinations’ adjustments on the reconciliations of net income and shareholders’ equity to U.S. GAAP is summarized below:

	Year ended December 31,
	2004	2003	2002
	(In millions)
Net income
Amortization of intangible assets	€(10)	€(11)	€(10)
Depreciation of property, plan and equipment	—	—	(1)
Deferred taxes	4	4	4

Total	€(6)	€(7)	€(7)

Shareholders’ equity
Goodwill	€(106)	€(95)
Other intangible assets	85	95
Property, plant and equipment	(26)	(27)
Deferred tax liabilities	(23)	(28)

Total	€(70)	€(55)

(b)	Reversal of Goodwill Amortization

Under IFRS, goodwill is amortized over its estimated useful life. Under U.S. GAAP, prior to 2002, goodwill was amortized over its useful life with the exception of goodwill arising on acquisitions made after June 30, 2001, which was not amortized as required by the transition provisions of SFAS No. 141, Business Combinations (FAS 141). Further, effective January 1, 2002, in accordance with SFAS No. 142, Goodwill and Other Intangible Assets (FAS 142), the Group discontinued amortization of goodwill. As a result, the goodwill amortization recorded under IFRS is reversed under U.S. GAAP.

(c)	Finance Lease

UPM entered into a lease arrangement for the financing of certain equipment for a power plant in Finland. Under IFRS, the arrangement is accounted for as a finance lease as of the date the construction started in 2003, interest expense has been recognized in the income statement on the finance lease liability through the end of the contractual lease term, which starts in 2005.

Under U.S. GAAP, UPM is considered the owner of the leased assets during the construction period and the equipment is accounted for as an asset and a lease liability with the interest expense recognized for IFRS reversed during the construction period. At the beginning of the lease term in 2005, the leased equipment is considered to be sold and leased back. Due to the Group’s continuing involvement with the equipment, the lease will be classified as a financing lease.

(d)	Forest Assets

Under IFRS, biological assets (i.e., living trees) are measured at their fair value less estimated point-of-sale costs. The fair value of biological assets, other than young seedling stands, is based on discounted cash flows from continuous operations. The fair value of young seedling stands is based on the actual reforestation cost of those stands. The land on which the trees grow is recorded at cost. Periodic changes resulting from growth, felling, prices, costs and other premise changes are included in the operating profit in the profit and loss statement.

For purposes of U.S. GAAP, forest assets are recorded at the lower of cost or estimated market value. Cost includes all expenditures incurred upon acquisition of the forests (excluding land costs) plus reforestation and forestry development costs less

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

depletions. Revaluations are not allowed under U.S. GAAP. As a result, the fair market values recorded under IFRS are reversed under US GAAP. Capitalized costs related to forest assets harvested each year are taken to the profit and loss account as depletions.

Under U.S. GAAP, capitalized reforestation costs were €16 million, €15 million and €15 million and depletion of forest assets was €12 million, €9 million and €9 million during the years ended December 31, 2004, 2003 and 2002, respectively.

(e)	Available-For-Sale Investments

Under both IFRS and U.S. GAAP, the Group recorded an impairment loss of €26 million in 2003 for an available-for-sale investment with a significant and prolonged decline in the fair value that was considered to be other than temporary. In 2004, under IFRS, the impairment loss was reversed through the income statement resulting in a gain of €26 million.

Under U.S. GAAP, in 2004, the subsequent increase in the fair value of the available-for sale investments is included entirely as a separate component of shareholders’ equity (other comprehensive income) resulting in an adjustment of €26 million in the determination of the net income under U.S. GAAP.

Available-for-sale investments in accordance with U.S. GAAP are summarized as follows:

	U.S. GAAP cost	Gross unrealized holding gains	Gross unrealized holding losses	Market Value
		(In millions)
December 31, 2004	€326	€40	€—	€366
December 31, 2003	353	—	—	353

Proceeds from sales of available-for-sale investments were €38 million, €181 million and €83 million during the years ended December 31, 2004, 2003 and 2002, respectively. Gross gains of €1 million, €150 million and €73 million and gross losses of nil million, €1 million, and nil million were realized on those sales during the years ended December 31, 2004, 2003 and 2002 respectively.

(f)	Employee Benefits

Under IFRS and U.S. GAAP, pension expense is based upon a specified methodology that includes a designated actuarial approach and reflects the concept of accrual accounting. Under U.S. GAAP, pension expense is recorded on a full accrual basis and reflected in the statement of profit and loss over the working lives of the employees provided with such benefits. The economic and demographic assumptions used in calculating pension expense are required to be reviewed and updated periodically to the extent that local market economic conditions and demographics change. Furthermore, under U.S. GAAP, an additional minimum pension liability is recorded for plans where the accumulated benefit obligation exceeds the fair value of the plan assets. For these plans, an intangible asset is recorded up to the extent of unrecognized past service costs. The balance is recorded as a separate component of shareholders’ equity (other comprehensive income), net of applicable income taxes. Under U.S. GAAP, the Group has estimated the effect on net income and shareholders’ equity assuming the application of Statement of Financial Accounting Standards (“SFAS”) No. 87: Employers’ Accounting for Pensions as of January 1, 1994. (The adoption of SFAS No. 87 on the actual effective date of January 1, 1989 was not feasible). As of January 1, 1994, an unrecognized transition obligation was recorded and is being amortized over the then average future working lifetime of employee participants commencing January 1, 1989, with appropriate adjustments for business combinations subsequent to 1988.

The Group uses a December 31 measurement date for its pension and other post-retirement benefit plans.

Following changes in the Finnish TEL scheme, under IFRS, the disability pensions arranged with insurance companies will change from a defined benefit to a defined contribution plan beginning from January 1, 2006 as the insurance premiums paid to insurance companies are the funding mechanism for the liability. As the change was enacted in 2004, the Company’s pension liability decreased by €246 million in 2004. IFRS provides that the use of insurance premiums to fund benefits should be accounted for using defined contribution accounting so long as the company retains no ongoing legal or constructive obligations, under any circumstances.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

U.S. GAAP does not contain a similar provision to IFRS regarding insurance premiums. The costs and benefits are determined without regard to how an employer finances the plan. The reconciling adjustment is a reversal of the reduction of the pension liability recorded as an income under IFRS as the defined benefit accounting remains for U.S. GAAP.

Net periodic benefit cost in accordance with U.S. GAAP for the years ended December 31, 2004, 2003 and 2002 is comprised of the following:

	Year ended December 31, 2004		Year ended December 31, 2003		Year ended December 31, 2002
	Domestic	Foreign	Domestic	Foreign	Domestic	Foreign
			(In millions)
Service cost	€17	€19	€16	€19	€32	€21
Interest cost	20	42	20	41	22	42
Expected return on plan assets	(10)	(22)	(10)	(23)	(9)	(33)
Amortization	(9)	17	5	2	7	2
FAS 88 events	—	3	—	16	—	1

Net periodic benefit cost	€18	€59	€31	€55	€52	€33

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of December 31, 2004		As of December 31, 2003
	Domestic	Foreign	Domestic	Foreign
	(In million, except rates)
Change in benefit obligation
Benefit obligation as of beginning of year	€380	€783	€367	€761
Service cost	17	19	16	19
Interest cost	20	42	20	41
Employee contributions	—	4	—	4
FAS 88 events	—	(4)	—	(64)
Plan amendments	(27)	1	—	(9)
Divestitures	—	(21)	—	—
Other adjustments	(3)	—	3	39
Actuarial loss (gain)	(55)	39	(7)	52
Benefit paid	(20)	(33)	(19)	(30)
Foreign currency effect	—	(9)	—	(30)

Benefit obligation as of end of year	€312	€821	€380	€783

Change in fair value of plan assets
Fair value of plan assets as of beginning of year	€182	€328	€174	€316
Actual return on plan assets	8	32	5	37
Employer contribution	19	34	18	50
Employee contributions	—	4	—	4
FAS 88 events	—	(1)	—	(64)
Divestitures	—	(18)	—	—
Other adjustments	(3)	—	4	35
Benefits paid	(20)	(33)	(19)	(30)
Foreign currency effect	—	(9)	—	(20)

Fair value of plan assets as of end of the year	€186	€337	€182	€328

Funded status
Funded status as of end of year	€(126)	€(484)	€(198)	€(455)
Unrecognized transition obligation	—	1	—	2
Unrecognized prior service cost	(81)	—	(62)	(2)
Unrecognized actuarial loss (gain)	(16)	169	37	166

Accrued benefit cost	€(223)	€(314)	€(223)	€(289)

Amounts recognized in the consolidated balance sheet
Accrued benefit liability	€(298)	€(425)	€(298)	€(387)
Prepaid benefit cost	75	—	75	—
Intangible assets	—	1	—	1
Accumulated other comprehensive income	—	110	—	97

Net amount recognized	€(223)	€(314)	€(223)	€(289)

Accumulated benefit obligation, projected benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets is as follows:
Accumulated benefit obligation	€104	€694	€125	€630
Projected benefit obligation	144	779	188	721
Fair value of plan asset	—	317	—	295

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of December 31, 2004		As of December 31, 2003
	Domestic	Foreign	Domestic	Foreign
	(In million, except rates)
Weighted average rate assumptions used in determining pension costs and the projected benefit obligation.
Discount rate	5.00%	5.27%	5.25%	5.51%
Expected rate of compensation increase	3.75%	2.94%	3.75%	3.16%
Expected return on plans assets	5.15%	7.01%	5.25%	6.99%

For foreign plans, the assumption for the weighted average expected return on plan assets is based on each asset class, long-term historical return, the target asset allocation of each Plan and a normal equity risk premium. For domestic plans, the assumption for the weighted average expected return on plan assets is based on the target asset allocation. Domestic plan assets include €174 million and €167 million assets as at December 31, 2004 and 2003, respectively which are re-borrowed by the Group.

The borrowing rate is fixed to the Finnish statutory employment pension scheme (TEL) interest rate, which was 5% in 2004. This rate fluctuates during the year, but in the long run the expected return of the domestic plan assets is considered to be at least 5%, which is the discount rate.

The above amounts for foreign pension plans include certain other post-retirement benefits, which are not significant to the Group.

The accumulated benefit obligation for the domestic pension plans was €266 million and €299 million, and for the foreign pension plans €707 million and €658 million as of December 31, 2004 and December 31, 2003, respectively.

For plans where the benefit obligation is in excess of the plan assets, the aggregate benefit obligation is €947 million and €1,143 million for 2004 and 2003, respectively, and the aggregate fair value of plan assets is €317 million and €489 million for 2004 and 2003, respectively.

The increase in the minimum liability included in other comprehensive income for the foreign plans is €13 million and €14 million as of December 31, 2004 and 2003, respectively. No additional minimum liability has been recorded for the domestic plans.

Plan Assets

The Group’s pension plan weighted average asset allocation at December 31, 2004 and 2003, by asset category, are as follows:

	As of December 31, 2004		As of December 31, 2003
	Domestic	Foreign	Domestic	Foreign
Assets Category:
Equity securities	0%	59%	0%	56%
Debt securities	89	16	89	16
Real estate	11	4	11	4
Money Market	0	0	0	1
Bonds	0	21	0	23

Total	100%	100%	100%	100%

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The purpose of the investment policy is to ensure that the assets are invested at all times in a prudent manner with regard to the nature of the liabilities of the Plans, appropriate investment return within an accepted risk level according to each plan, diversification measures conducive to the overall reduction risk in respect of each Plan, and all other relevant factors in respect of each Plan. The long-term investment return of all assets is taken into account when assessing investment profitability. The weighted average target asset allocation is as follows:

	Domestic	Foreign
Assets Category:
Equity securities	0%	60%
Debt securities	89	15
Real estate	11	5
Money Market	0	0
Bonds	0	20

Total	100%	100%

Cash Flows

The Group expects to make contributions of €18 million to its domestic pension plans and €37 million to its foreign plans in 2005.

The following estimated future benefits, which reflect expected future service, as appropriate, are expected to be paid:

	Domestic	Foreign
	(In millions)
2005	€19	€35
2006	18	33
2007	17	35
2008	17	37
2009	17	40
Years 2010-2014	76	222

Termination of Pension Plans

The Group is in the process of terminating most of its defined benefit plans in the United States related to its Blandin operations. During 2003, the appropriate government approvals were obtained for the termination of the Blandin Hourly Plan and all of the assets in that plan were distributed in late 2003. On this basis, settlement accounting for U.S. GAAP was applied in 2003 for the Blandin Hourly Plan and, consequently, the acceleration of the recognition of unrecognized losses. The Blandin Salaried Plan is still in the process of being terminated. The assets have not yet been distributed pending receipt of appropriate government approval. The Blandin Hourly and Salaried Plans include the following elements:

	Year Ended December 31,
	2004	2003
	(In millions)
Funded Status at end of year
Projected benefit obligation	€(33)	€(38)
Accumulated benefit obligation	(33)	(38)
Fair Value of plan assets	31	36

(Unfunded) Funded Status	€(2)	€(2)

Amounts recognized in the consolidated balance sheet
(Unfunded) Funded Status	€(2)	€(2)
Unrecognized net loss	21	23
Pre-paid benefit cost	19	21
Additional minimum liability	(21)	(23)

Net amount recognized	€(2)	€(2)

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Under U.S. GAAP, at the date of the settlement, both the pension benefit obligation, based on the cost of annuities, and plan assets must be remeasured at the fair value. The gain or loss resulting from the remeasurement (i.e., the increase or decrease in the pension benefit obligation and plan assets) is an actuarial gain or loss that is included in unrecognized net gain or loss prior to effecting settlement accounting. The gain or loss on a settlement is recognized when the event of settlement occurs.

(g)	Derivative Financial Instruments

The Group uses forward exchange contracts to manage its foreign currency exposure that arises from forecasted future cash flows. Previously under Finnish GAAP, the Group deferred gains and losses from these transactions. As of January 1, 2002, at the date of transition to IFRS, which was the date of the initial application of IAS 39, the Group deferred an unrealized hedging loss in equity as the hedged forecasted transactions were expected to occur. The deferred hedging loss was realized in the income statement during 2002 when the forecasted transactions occurred.

Under U.S. GAAP on January 1, 2001, the Group adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”). As of December 31, 2001, the Group had not met the SFAS 133 cash flow hedge accounting criteria and recorded a loss in the determination of U.S. GAAP net income for those unrealized forward exchange contracts. As this loss was recognized in 2002 in the IFRS income statement, the adjustment reverses the loss in 2002 as it was previously recognized in 2001 for U.S. GAAP.

The Group has met the cash-flow hedge accounting criteria both for IFRS and U.S. GAAP purposes for forecasted future currency flows since February 2003. Since then the changes in the fair values of new forward exchange contracts designated as cash flow hedges are deferred in equity and recycled to profit and loss as the actual Group external sales take place.

Under IFRS, the Group has applied hedge accounting for all third party forward contracts that the euro-functional consolidated parent company has entered into on behalf of the Canadian dollar-functional subsidiary. These forward exchange contracts are designated as cash flow hedges of forecasted future sales of the Canadian subsidiary denominated in USD beginning in February 2003 and the unrealized gains and losses on the cash flow hedges are deferred in equity.

Under U.S. GAAP, these forward exchange contracts are not accounted for under hedge accounting as they are not hedges against the Group’s functional currency. The unrealized gains and losses of the forward exchange contracts have been included in the determination of net income for 2004 and 2003. The realized results for these hedging instruments for 2004 amounted to €7 million and have been reclassified from sales to other income and expenses under U.S. GAAP (refer to paragraph (o)).

(h)	Compensation Cost

As described in the note 36 (Equity Compensation Benefits) of the consolidated financial statements, the Group has four classes of options; A, B, D and E that are granted to the Group’s key personnel.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock option activity is as follows:

	Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
	(Number)	(In currency)	(Months)
Balance on December 31, 2001	3,870,000	14.38	40
Granted	3,738,500	21.95
Forfeited	(26,500)	14.87

Balance on December 31, 2002	7,582,000	18.46	40
Granted	3,591,000	14.40
Forfeited	(101,300)	21.20

Balance on December 31, 2003	11,071,700	16.55	36
Granted	330,200	13.52
Forfeited	(174,200)	16.24
Exercised	(435,671)	11.42

Balance on December 31, 2004 (1)	10,792,029	16.16	29

(1)	As of December 31, 2004, 1,998,100 stock options with a weighted average exercise price of €12.01 had been traded on the Helsinki Stock Exchange (2003: 1,036,000, weighted average exercise price of €12.74) and remained unexercised.

Under IFRS, the Group does not recognize compensation expense for stock options granted. Under U.S. GAAP, compensation expense associated with stock options granted, in consideration for employee services received, is recognized based on the difference between the quoted market price of the company’s shares at the end of each reporting period and the current exercise price of each stock option, until the earlier of the exercise date and the date of sale on the Helsinki Stock Exchange if applicable. Changes in the quoted market price are reflected as an adjustment to deferred compensation and compensation expense in the periods in which the changes occur until the final exercise price is known. Following the recognition provisions of Accounting Principles Board Opinion No. 25: Accounting for Stock Issued to Employees, compensation cost recognized under U.S. GAAP was €32 million and €3 million for the years ended December 31, 2004 and 2003, respectively, and compensation income was €8 million for 2002.

Under IFRS, the Group assesses at each balance sheet date the amount of social security provisions for the share options. The provision is based on the amount that the Group would be liable to pay for the granted options if the options were sold or exercised by the employees. The provision is calculated based on the value of the options, which is the difference between the market price of a share and the exercise prices of the options. Under U.S. GAAP the social security costs are expensed as the options are sold or exercised. This results in an adjustment of €1 million, €1 million and nil for the three years ended December 31, 2004, 2003 and 2002, respectively.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During 2004, 2003 and 2002, if the Group had determined compensation expense based on the fair value at the grant date for its stock options under FAS 123, the Group’s earnings would have been increased or decreased to the pro forma amount indicated below (inclusive of tax effects):

	2004	2003 (Restated)	2002
	(In millions, except per share data)
Net income
As reported	€574	€473	€628
Pro forma	587	442	603
Earnings per share
As reported:
Basic	1.10	0.90	1.21
Diluted	1.09	0.90	1.20
Pro forma:
Basic	1.12	0.84	1.16
Diluted	1.12	0.84	1.15

For this purpose, the fair value of the stock options granted is estimated on the date of grant using the Black-Scholes option-pricing model under the minimum value method with the following weighted-average assumptions:

	2004	2003	2002
Risk Free interest rate	3.28%	2.31%	4.59%
Expected dividend yield	0%	0%	0%
Expected volatility	32%	33%	37%
Expected life (years)	4	3	4

The weighted average fair value of stock options granted was €5.93 in 2004, €2.48 in 2003 and €6.98 in 2002. The assumed forfeiture is 7.65% for the grants in 2004 and 0% for the grants in 2003 and 2002.

(i)	Change in estimates of the tax basis of acquired assets

In connection with the acquisition of Haindl in November 2001, a new tax basis was determined for acquired net assets located in Germany. As a result, a portion of the total goodwill could be deductible for tax purposes. Prior to 2004, uncertainty of the tax treatment in Germany of the tax bases resulted in the Group recording a tax provision for the tax benefit taken for the acquired net assets and tax deductible portion of the goodwill. In 2004, the uncertainty regarding the tax treatment was removed and, under IFRS, the Group has recorded €284 million as a reduction of the deferred tax liability and a corresponding release of the tax provision.

Under U.S. GAAP, goodwill was reduced with a corresponding release of the tax provisions for the acquired net assets and the tax deductible portion of goodwill. As of 31 December 2004, tax deductible goodwill amounted to €440 million and the related deferred tax liability amounted to €34 million.

(j)	Share of results of associated companies

The Group’s share of results in associated companies is determined using the equity method and is based on the financial statements of the investees prepared in accordance with IFRS. The U.S. GAAP share of results of associated companies is adjusted to reflect differences between IFRS and U.S. GAAP relating to the associates.

The disability pensions of Finnish associated companies have been accounted for using defined benefit accounting under IFRS while under U.S. GAAP defined benefit accounting is applied. See note (f) Employee benefits.

The Group’s associated company, Pohjolan Voima Oy (“PVO”), holds an equity investment in Teollisuuden Voima Oy (“TVO”), which owns and operates nuclear power plants in Olkiluoto, Finland. The operation of a nuclear power plant involves potential costs and liabilities related to the decommissioning and dismantling of the nuclear power plant and the storage and disposal of spent fuel, and is governed by international, European Union and local nuclear regulatory regimes. Pursuant to the Finnish Nuclear Liability Act, the operator of a nuclear facility is strictly liable for damage resulting from a nuclear incident at the operator’s installation or occurring in the course of transporting nuclear fuels. Shareholders of power companies that own and operate nuclear power plants are not subject to liability under the Nuclear Liability Act. In Finland, the future costs of conditioning, storage and final

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

disposal of spent fuel, management of low and intermediate level radioactive waste and nuclear power plant decommissioning are the responsibility of the operator. Reimbursements of the operators’ costs related to decommissioning and dismantling of the power plant and storage and disposal of spent fuel are provided for by state-established funds funded by annual contributions from nuclear power plant operators.

Under IFRS, the Group recognizes the equity impact of accounting for the liability related to the nuclear power plants at TVO, capitalizing that cost as an asset to be depreciated over the remaining life of the nuclear power plants, and capitalizing the contributions paid to the state-established fund up to the amount of the liability. The remaining contributions and changes in fair value of the fund, over the amount of the liability, are recorded to the income statement.

Under U.S. GAAP, prior to the adoption of FAS 143, “Accounting for Asset Retirement Obligations” (“FAS 143”), the Group has recorded the equity impact of TVO accounting for the contributions paid to the state-established funds capitalized as a fund asset, of the value of the fund asset adjusted for realized and unrealized changes in value, and of the total estimated liability accumulated ratably over the life of the nuclear power plant.

As of 1 January 2003, the Group should have changed their method of accounting for asset retirement obligations and should have recorded the equity impact of adopting FAS 143 in accounting for the TVO’s nuclear power plants. The 2003 accounts have been restated to reflect the Group’s equity impact for the cumulative effect of the change in accounting principle upon adoption of FAS 143 of €64 million, net of taxes, and the impact of recording the 2003 activity of €11 million, net of taxes, (€0.02 additional income per basic and diluted earnings per share) for a total adjustment of €75 million, net of taxes, (€0.14 additional income per basic and diluted earnings per share).

Upon adoption of FAS 143, the Group recorded the equity impact of TVO accounting for the liability for the asset retirement obligations adjusted for the cumulative accretion as of the adoption date, those costs capitalized as an increase to the carrying amount of the nuclear power plant, to be depreciated over the life of the nuclear power plant, and the accumulated depreciation on that asset retirement cost.

The following table presents the pro forma effects of the application of FAS 143 as if the statement had been applied by PVO and TVO effective December 31, 2002:

2002
(pro forma)
Reported income before adopting FAS 143	628
Earnings effect of adopting FAS 143	5

Pro forma net income	633

Pro forma basic earnings per share under U.S. GAAP	1.22

Pro forma diluted earnings per share under U.S. GAAP	1.20

Subsequent to the adoption of FAS 143, the reconciling adjustment represents differences related to the discount rate applied and the treatment of the fund asset.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(k)	Earnings per Share

In accordance with both IFRS and U.S. GAAP, basic EPS is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the year. The computation of diluted EPS is similar to basic EPS, except that it assumes the potentially dilutive securities, such as convertible bonds, were converted to shares as of the beginning of the year. The EPS calculations for 2002 have been restated to reflect the bonus issue as if it had occurred as of the beginning of the period (see Note 27). EPS has been calculated on a U.S. GAAP basis for the years ended December 31, 2004, 2003 and 2002 as follows:

	Year Ended December 31,
	2004	2003 Restated	2002
	(In millions, except per share data)
Numerator for basic EPS – income available to common shareholders	€574	€473	€628
Effect of dilutive securities:
Convertible bond loan	—	—	2
Numerator for diluted EPS – income available to common shareholders after assumed conversions	574	473	630
Denominator for basic EPS – weighted average shares (thousands)	523,641	523,130	518,935
Effect of dilutive securities (thousands):
Convertible bond loan	—	449	4,980
Share stock options	2,606	675	1,867
Denominator for diluted EPS – adjusted weighted average shares and assumed conversions (thousands)	526,247	524,254	525,782
EPS:
Basic	1.10	0.90	1.21
Diluted	1.09	0.90	1.20

(l)	Consolidated Statement of Comprehensive Income

Comprehensive income measured in accordance with U.S. GAAP for the years ended December 31, 2004, 2003 and 2002 is as follows:

	Year ended December 31,
	2004	2003 Restated	2002
	(In millions)
Net income in accordance with U.S. GAAP	€574	€473	€628
Other comprehensive income
Unrealized holding gains (net of income taxes of €0 million in 2004, €38 million in 2003 and €86 million in 2002)	40	(97)	(211)
Unrealized cash flow hedges (net of income taxes of €(2) million in 2004, €(10) million in 2003 and €0 million in 2002)	12	26	—
Foreign currency translation adjustments	(23)	(127)	(181)
Additional minimum pension liability (net of income taxes of €4 million in 2004, €0 million in 2003 and €24 million in 2002)	(9)	(14)	(35)

Comprehensive income in accordance with U.S. GAAP	€594	€261	€201

Accumulated other comprehensive income
Unrealized holding gains (net of income taxes of €0 million in 2004, €0 million in 2003 and €(38) in 2002)	40	—	97
Unrealized cash flow hedges (net of income taxes of €(12) million in 2004, €(10) million in 2003 and €0 million in 2002)	38	26	—
Foreign currency translation adjustments	(228)	(205)	(78)
Additional minimum pension liability (net of income taxes of €37 million in 2004, €33 million in 2003 and €33 million in 2002)	(73)	(64)	(50)

	€(223)	€(243)	€(31)

(m)	Classification Differences

Under IFRS, the Group classifies gains on sale of fixed assets as a component of operating profit. Under U.S. GAAP, these items would be classified as a component of non-operating profit.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Under IFRS, the Group classifies realized and unrealized gains and losses on foreign currency denominated transactions in sales, costs and expenses and financial income and expenses, as appropriate. In accordance with U.S. GAAP, realized and unrealized gains and losses on foreign currency denominated transactions would be classified as a component of other income (expense), net.

The aggregate foreign exchange gains (losses) included in the profit and loss account are as follows for the years ended December 31, 2004, 2003 and 2002:

	Year Ended December 31,
	2004	2003	2002
	(In millions)
Classification under IFRS:
Sales	€(15)	€(32)	€(39)
Costs and expenses	2	(1)	1
Financial income and expenses	21	129	(58)

Classification under U.S. GAAP:
Other income (expense), net	€8	€96	€(96)

Under IFRS, the Group applies hedge accounting for certain forward contracts (as explained in paragraph (g) above) that resulted in a gain included in net sales of €7 million, €0 million and €0 million for the years ended December 31, 2004, 2003 and 2002, respectively. Under U.S. GAAP, hedge accounting is not applied, and therefore, these amounts would be classified as financial income.

Consolidated Balance Sheet

In addition to the classification differences previously discussed in this section, other differences exist in the balance sheet classification between IFRS and U.S. GAAP.

Under IFRS, the Group classifies advance payments on stocks as a component of stocks. In accordance with U.S. GAAP, advance payments due within one year would generally be classified as a component of other current assets.

II.	Additional Disclosures

The following disclosures are included to comply with the United States Securities and Exchange Commission’s regulations for foreign registrants. As indicated, certain disclosures are presented on a IFRS measurement basis.

(a)	Goodwill and Other Intangible Assets

In June 2001, the Financial Accounting Standards Board issued FAS 142. This statement addresses financial accounting and reporting for goodwill and other intangible assets. The Group adopted FAS 142 prospectively as of January 1, 2002. Under this standard, goodwill and other intangible assets that are deemed to have an indefinite life are no longer amortized. Separate intangible assets with finite lives continue to be amortized over their useful lives. Indefinite-lived assets are tested for impairment on an annual basis by applying a fair-value-based test. Goodwill is tested for impairment on an annual basis based on a two-step test. The first step requires a comparison of the fair value of each of the Group’s reporting units and the carrying amounts of net assets including goodwill related to each reporting unit. If the carrying amount exceeds a unit’s fair value, the second step of the impairment test is performed to measure the amount of impairment loss, if any. As of January 1, 2002, the Group performed the transitional impairment test under FAS 142 and compared the carrying amount for each reporting unit to its fair value, which was determined based on discounted cash flows. Upon completion of the transitional test, the Group determined that there was no impairment of goodwill as of January 1, 2002. The Group also completed the annual impairment test required by FAS 142 as of September 30, 2004, 2003 and 2002, which also resulted in no impairment charges.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The changes in the carrying amount of goodwill for the years ended December 31, 2004 and 2003 measured on a U.S. GAAP basis and allocated by reportable segment, are as follows:

	Magazine Paper	Newsprint	Fine & Speciality Paper	Converting Materials	Wood Products	Other Operations	Total
	(In millions)
Balance as of January 1, 2003	€1,034	€529	€146	€77	€31	€6	€1,823
Acquisitions	5	6	—	—	13	1	25
Translation adjustments	(36)	—	(16)	(6)	—	—	(58)
Disposals	—	—	—	—	(1)	—	(1)

Balance as of December 31, 2003	€1,003	€535	€130	€71	€43	€7	€1,789

Balance as of January 1, 2004	€1,003	€535	€130	€71	€43	€7	€1,789
Acquisition	—	—	—	1	3	—	4
Translation adjustments	(3)	—	(5)	(2)	—	—	(10)
Disposals	—	—	—	(3)	(2)	—	(5)
Decrease (see note 40.I (i))	(112)	(146)	—	—	—	—	(258)

Balance as of December 31, 2004	€888	€389	€125	€67	€44	€7	€1,520

The following disclosure relates to the Group’s other intangibles and has been prepared on a U.S. GAAP measurement basis:

	As of December 31, 2004		As of December 31, 2003
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(In millions)
Subject to amortization:
Customer relationships	€118	€33	€118	€22
Technology	112	62	112	42
Patents	41	11	47	9
Software	262	141	182	112
Intangible rights	213	140	207	121

Total	€746	€387	€666	€306

Not subject to amortization:
Rights to use water	178	—	168	—

Total	€924	€387	€834	€306

Under U.S. GAAP, intangible assets include customer relationships and do not include advance payments or construction in progress.

Amortization expense:
For year ended December 31, 2004	€78
Estimated amortization expense:
For year ended December 31, 2005	78
For year ended December 31, 2006	73
For year ended December 31, 2007	59
For year ended December 31, 2008	39
For year ended December 31, 2009	27

(b)	Discontinued Operations

The Group applies SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets (FAS 144)” and EITF 03-13 “Applying the Conditions in Paragraph 42 of FAS 144 in Determining Whether to Report Discontinued Operations.” These

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

address financial accounting and reporting for the impairment or disposal of long-lived assets, as well as the reporting of discontinued operations. FAS 144 requires a component of an entity that either has been disposed of or is classified as held for sale to be reported as discontinued operations if (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the Group as a result of the disposal transaction; and (b) the Group will not have any significant continuing involvement in the operations of the component after the disposal transaction. A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment, a reporting unit, a subsidiary, or an asset group.

In accordance with IFRS the Group classifies a discontinuing operation as a component of an entity, which (a) pursuant to a single plan, the entity is disposing of in its entirety, (b) represents a separate major line of business or geographical activity and (c) can be distinguished operationally and for financial reporting purposes.

The following transactions are classified as discontinued operations under U.S. GAAP. However, as none of these transactions represent a major line of business, they have not been classified as discontinuing operations under IFRS.

Brooks Group Ltd

As discussed in Note 5, the Group sold the Irish building materials merchant, Brooks Group Limited, to Wolseley Group in August 2004. Brooks Group is the leading builders’ merchant chain for wood based products in Ireland. Brooks Group was previously reported in the Wood Products reportable segment. Under IFRS, the results from operations and sale of Brooks Group have been classified as part of income from continuing operations. Under U.S. GAAP, Brooks Group should be classified as a discontinued operation in the statement of income. Net income and earnings per share under U.S. GAAP for prior years have been reclassified to reflect Brooks Group as a discontinued operation. The revenues associated with the discontinued operations were €143 million, €195 million and €208 million for the years ended December 31, 2004, 2003 and 2002, respectively. The pretax income associated with the discontinued operations was €7 million, €9 million and €10 million for the years ended December 31, 2004, 2003 and 2002, respectively. As discussed in Note 6, the nontaxable gain on disposal associated with the discontinued operations was €110 million for the year ended December 31, 2004. For the years ended December 31, 2004, 2003 and 2002, the intercompany sales to Brooks Group consisted of €8 million, €12 million and €18 million, respectively. After the disposal, UPM will have minor involvement with Brooks Group as a supplier of wood products in the normal course of business.

Rosenlew

In August 2003, the Group sold its Rosenlew flexible intermediate bulk container operations to management and an international group of investors, of which the largest shareholder is 3i Group plc. Rosenlew’s production plants are located in Belgium, Finland, France, Portugal and in the U.S. Rosenlew was previously reported in the Other Operations reportable segment. Under IFRS, the results from operations and sale of Rosenlew have been classified as part of income from continuing operations. Under U.S. GAAP Rosenlew should be classified as a discontinued operation in the statements of income. Net income and earnings per share under U.S. GAAP for prior years have been reclassified to reflect Rosenlew as a discontinued operation. The revenues associated with the discontinued operations were €18 million, €40 million and €42 million for the years ended December 31, 2003, 2002 and 2001, respectively. The pretax income associated with the discontinued operations were €1 million, €1 million and €(6) million for the years ended 2003, 2002 and 2001, respectively. The loss on disposal, net of a tax benefit of €2 million, associated with the discontinued operations was €4 million for the year ended December 31, 2003. For the years ended December 31, 2003 and 2002, there were no intercompany sales to Rosenlew.

Walki Films

In October 2002, the Group sold its Walki Films packaging films business to Bemis Company Inc. The Walki Films business comprised the manufacturing of vacuum and modified atmosphere plastic films with operations in Finland and France. Walki Films was previously reported in Converting Materials reportable segment. Under IFRS, the results from operations and sale of Walki Films have been classified as part of income from continuing operations. Under U.S. GAAP Walki Films should be classified as a discontinued operation in the statements of income. Net income and earnings per share under U.S. GAAP for prior years have been reclassified to reflect Walki Films as a discontinued operation. The revenues associated with the discontinued operations were €105 million and €123 million for the years ended December 31, 2002 and 2001, respectively. The pretax income associated with the discontinued operations were €5 million and €5 million for each of the years ended December 31, 2002 and 2001, respectively. The

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

gain on disposal, net of tax expense of €5 million, associated with the discontinued operations was €9 million for the year ended December 31, 2002. For the year ended December 31, 2002, the intercompany sales to Walki Films consisted of €2 million.

The assets and liabilities associated with the discontinued operations included on the consolidated balance sheets at December 31, 2003 are as follows:

As of December 31, 2003
(In millions)
Assets
Cash and bank	€5
Accounts receivable	43
Other receivables	2
Inventory	28
Tangible assets	19

Total assets	€97

Liabilities
Accounts payable	€30
Accrued expenses and deferred income	5
Other current liabilities	25

Total liabilities	€60

(c)	Income Taxes

The Group’s profit before income taxes and minority interest under IFRS for the years ended December 31, 2004, 2003 and 2002 consists of the following:

	Year Ended December 31,
	2004	2003	2002
	(In millions)
Profit (loss) before income taxes and minority interest:
Domestic	€817	€557	€826
Foreign	(217)	(119)	(116)

	€600	€438	€710

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Group’s income tax expense under IFRS for the years ended December 31, 2004, 2003 and 2002 consists of the following:

	Year Ended December 31,
	2004	2003	2002
	(In millions)
Current:
Domestic	€96	€166	€205
Foreign	22	20	66

	€118	€186	€271
Deferred:
Domestic	€(191)	€(30)	€1
Foreign	(342)	(42)	(84)

	€(533)	€(72)	€(83)
Share of tax of associates
Domestic	6	7	24

Total provision for income taxes	€(409)	€121	€212

Current income tax expense is stated after the benefit arising from the utilization of loss carry-forwards amounting to €20 million, €21 million and €29 million in 2004, 2003 and 2002, respectively.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The tax effects of the temporary differences and carry-forwards that give rise to significant portions of the Group’s deferred tax liabilities and assets under IFRS as of December 31, 2004 and 2003 are as follows:

	Year Ended December 31,
	2004	2003
	(In millions)
Deferred tax assets—current:
Retirement benefit and other provisions	€16	€30
Intercompany profit inventory	15	18

Total deferred tax assets—current	€31	€48

Deferred tax assets—non-current:
Retirement benefit and other provisions	€74	€137
Book over tax depreciation	134	101
Tax losses and tax credits carried forward	282	264
Finance leases	59	64
Other temporary differences	—	75

Total deferred tax assets—non-current	€549	€641
Valuation allowance	(39)	(61)

Total deferred tax assets	€541	€628

Deferred tax liabilities—current:
Fair valuation of available-for-sale investments and derivative financial instruments	€(15)	€(19)
Other temporary differences	(3)	—

Total deferred tax liabilities—current	€(18)	€(19)

Deferred tax liabilities—non-current:
Depreciation difference and untaxed reserves	€(812)	€(900)
Undistributed profits of associated companies	—	(93)
Fair value adjustments of biological assets	(203)	(221)
Fair value adjustments of net assets acquired	(117)	(547)
Other temporary differences	(27)	(24)

Total deferred tax liabilities—non-current	€(1,159)	€(1,785)

Net deferred tax liability	€(1,177)	€(1,804)

	€(636)	€(1,176)

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(d)	Associated Companies

The following table sets forth summarized unaudited financial information of Oy Metsä-Botnia Ab and Pohjolan Voima Oy on an aggregate basis under U.S. GAAP:

	As of December 31,
	2004	2003 (Restated)
	(In millions)
Balance sheet data
Current assets	€627	€586
Non-current assets	2,851	2,803
Current liabilities	331	346
Non-current liabilities	928	874
Minority interests	34	38

	Year Ended December 31,
	2004	2003 (Restated)	2002
	(In millions)
Profit and loss statement data
Net sales	€1,629	€1,560	€1,704
Operating income	136	61	201
Cumulative effect of change in accounting principles	—	222	—
Net income	93	275	115

Receivables from associated companies are recorded net of the following value adjustments:

	Balance at Beginning of Year	Additions	Deductions	Balance at End of Year
	(In millions)
December 31, 2004	€2	€—	€2	€—
December 31, 2003	5	—	3	2
December 31, 2002	44	—	39	5

Dividends received from associated companies were €33 million, €53 million and €47 million for the years ended December 31, 2004, 2003 and 2002, respectively.

(e)	Fair value of Long-Term Loans

The following presents the carrying amounts and estimated fair values under IFRS of the Group’s certain long-term loans (including the current portion) as of December 31, 2004 and 2003:

	As of December 31,
	2004		2003
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(In millions)
Bond loans	€2,792	€3,002	€2,893	€2,950
Loans from financial institutions	789	807	836	687
Pension loans	598	603	673	671

Fair values of long-term loans in the table above have been estimated as follows:

•	The fair value of the quoted long term loans, including the current portion, is based on the quoted market value as of December 31.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	The fair value of fixed rate and market-based floating rate long-term loans, including the current portion, is estimated using the expected future payments discounted at market interest rates.

(f)	Other Accounting Policies and Disclosures

Derivative Financial Instruments

As explained further in Note 3 to the consolidated financial statements, the Group uses derivative financial instruments for the purposes of hedging foreign currency exposures and managing interest rate risks which exist as part of its on-going international business operations. The Group’s financial policy is to use derivatives only for purposes of financial risk management, and leveraged transactions or structured securities.

Derivative financial instruments expose the Group to credit risk arising from the potential inability of counterparties to perform under the terms of the contracts. Options written do not give rise to counterparty credit risk since they obligate the Group (not its counterparty) to perform. The Group attempts to limit its exposure to credit risk arising from the use of these financial instruments by dealing only with counterparty banks and financial institutions in accordance with the provisions of the Group’s financial policy as approved by the Board of Directors. Collateral or other security is generally not required except where it is common market practice.

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

Reclassifications

Certain reclassifications have been made to prior year amounts to conform with the current year presentation.

(g)	New Accounting Standards

In March 2004, the EITF reached consensus on Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments” (“EITF 03-01”). EITF 03-01 provides guidance on other-than-temporary impairment models for marketable debt and equity securities and non-marketable securities accounted for under the cost method. On September 30, 2004, the FASB issued FSP 03-01-1, “Effective date of Paragraphs 10-20 of EITF 03-01, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments,” delaying the effective date for the recognition and measurement guidance in EITF 03-01, until certain implementation issues are addressed and a final FSP is issued. The disclosure requirements in EITF 03-01 remain effective. UPM has complied with the disclosure requirements for the years ended December 31, 2004, 2003 and 2002.

In November 2004, the FASB issued FASB Statement No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4,” clarifying the existing requirements in ARB No. 43 regarding normal capacity, spoilage costs and idle capacity costs. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of FAS 151 will not have an impact on UPM’s consolidated results or financial position, since the key elements are already applied in UPM’s consolidated financial statements under U.S. GAAP.

In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), “Share-Based Payments” (“FAS 123R”). The statement requires the measurements and recognition of the cost of employee services received in exchange for an award of equity instruments based on fair value of the award at the grant-date. The cost is recognized over the period during which an employee is

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

required to provide service in exchange for the award. The standard supersedes ABP 25, Accounting for Stock issued to Employees, and prohibits the use of the “intrinsic value” method of accounting for share-based payment transactions. FAS 123R is effective as of the beginning of the annual reporting period that begins after June 15, 2005; however, early application is possible. UPM intends to adopt the revised standard as of January 1, 2005. The Group is currently estimating the impact of adopting FAS 123R on the financial statements.

In September 2004, the EITF issued the consensus reached on issue No 04-10, “Determining Whether to Aggregate Operating Segments That Do Meet the Quantitative Thresholds.” The issue addressed how an entity should evaluate the aggregation criteria in paragraph 17 of Statement 131, Disclosures about segments of an Enterprise and Related Information, when determining whether operating segments that do not meet the quantitative thresholds may be aggregated in accordance with paragraph 19 of Statement 131. The Group is currently estimating the impact of adopting EITF 04-10 on the financial statements.

In December 2004, the FASB issued FAS 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29” (“FAS 153”). Based on the guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” exchanges of nonmonetary assets were measured based on the fair value of the assets exchanges. The guidance in APB 29 included certain exceptions to that principle. FAS 153 amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replace it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. FAS 153 will be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We do not believe that the implementation if this standard will have a material impact on our financial position, results of operations or cash flows.

(h)	Subsequent Events

Additionally on February 1, 2005, UPM made decisions on significant investments in Germany and France. UPM will rebuild two paper machines at its Nordland and Docelles paper mills. At Nordland paper mill in Germany, UPM will invest approximately €82 million in rebuilding paper machine 3. After the investment, the production capacity will be 340,000 tons. At Docelles paper mill in France, UPM will invest approximately €26 million in rebuilding paper machine 1. After the investment, the production capacity will be 155,000 tons. The rebuilds will be completed in the third quarter of 2006. UPM will also build a power plant at its Chapelle Darblay mill in France, to annually combust 160,000 tons of energy wood available in the region and all the sludge produced in its recovered paper recycling process. The total investment cost is €75 million. The power plant will start-up in the first quarter of 2007.

On March 7, 2005 the Group decided to launch an accelerated bookbuilt offering of 19.9 million shares of Metso Corporation, representing approximately 14.6% of the outstanding share capital of Metso. The offering was completed on March 8, 2005. The shares were sold at €14.30 per share and the net proceeds received form the sale was €282 million. The Group booked €89 million tax-free capital gain after operating profit during the first quarter of 2005. Following the placement, the Group no longer holds any shares of Metso Corporation.

On March 7, 2005 Metsä-Botnia decided to invest USD 1.1 billion in a pulp mill in Uruguay with an annual capacity of 1 million tons. The project received all necessary environmental permits in mid-February, 2005 from Uruguay’s environmental authority, and the final decision to proceed was made at the beginning of March. The pulp mill is expected to begin production in the second half of 2007. We will participate in Metsä-Botnia’s pulp mill project in Uruguay with a US$ 67 million (€51 million) direct capital investment. In connection with the pulp mill investment decision, to ensure the stability of Metsä-Botnia’s ownership base, Metsä-Botnia’s owners, UPM, M-real and Metsäliitto have agreed that Metsä-Botnia’s shareholders will offer their shares to other shareholders in case of a possible change in their share or vote majority.

On February 1, 2005, the Group announced that the company will initiate to buy back a maximum of 10 million of its own shares as decided by the Annual General Meeting on March 24, 2004. In February-March, 2005, the company purchased back 8,000,000 own shares at a total cost of €136.6 million.

On March 31, 2005, the shareholders approved the proposal of the Board of Directors for a dividend of €0.75 per share for the financial year 2004 that will be paid on April 12, 2005.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On March 31, 2005, the Board of Directors’ proposal to reduce the share capital by invalidating 8,000,000 own shares held by the Company was approved. The company’s share capital will be reduced by €13.6 million. The invalidation was entered in the trade register on April 12, 2005.

On March 31, 2005, the proposal by the Board of Directors on the buy-back of the company’s own shares was approved. A minimum of 100 and a maximum of 25,000,000 own shares will be bought back. The Annual General Meeting authorized the Board of Directors to decide on the disposal of the own shares bought back. By May 6, 2005, the Company had bought back 900,000 shares.

On March 31, 2005, the proposal by the Board of Directors to authorize the Board of Directors to decide on increasing the share capital through one or several issuances of new shares and/or one or several convertible bond issues was approved. On the basis of such issues of new shares or convertible bond loans, the share capital can be increased by a maximum of €178,015,500, representing 104,715,000 new shares with a book value (equivalent value) of €1.70 per share.

On March 31, 2005, the proposal by the Board of Directors to issue share options to the key personnel of the UPM Group was approved. The number of share options issued will be 9,000,000, conferring entitlement to subscribe a maximum of 9,000,000 UPM-Kymmene Corporation’s shares.

In April 2005, a total of 6,800,858 shares were exercised with our Class A and Class B stock options. The increase of €11,561,458.60 in our share capital will be entered in the trade register in May, 2005. After the registration, the number of shares will be 523,251,130, and the share capital will amount to €889,526,921.00.

The labour agreement between the Finnish Paper Workers’ Union and the Finnish Forest Industries Federation expired on February 15, 2005. On March 30, 2005, the Finnish Paper Workers’ Union declared an overtime ban in the sector. Since then there have been several illegal strikes or other shutdowns.

Because a new collective agreement has not been concluded, the paper workers started a two-day strike on May 15, 2005. The member companies of the Finnish Forest Industries Federation have started a lockout at all Finnish pulp and paper mills on May 18, 2005 and ending on June 1, 2005. In addition, Finnish Forest Industries Federation has declared another two-week lockout ending on June 15. The lockouts cover all of UPM’s Finnish pulp and paper mills and converting units. UPM’s production plants could be shut down for a maximum of four weeks. During that time, the Finnish Paper Workers’ Union employees affected by the lockout will not be paid their salaries. The lockout will be called off should a settlement be reached. The State Conciliator has assumed responsibility for chairing the negotiations between parties. UPM is estimating the strike and lockout period to cause losses of approximately €4 million per day.