Form 20-F/A
period 2004-12-31
UPM KYMMENE CORP
filed 2005-08-23
CIK 1089642

As filed with the Securities and Exchange Commission on August 23, 2005

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Explanatory Note

This Amendment No. 1 to our annual report on Form 20-F for the fiscal year ended December 31, 2004 (the “Amendment No. 1”), filed on August 23, 2005, is being filed solely for the purpose of amending Item 15 to clarify the opinion of our President and Chief Executive Officer and of our Executive Vice President and Chief Financial Officer with respect to the effectiveness of our internal controls over financial reporting as of December 31, 2004. We hereby replace Item 15 on page 87 of the Form 20-F filed on May 26, 2005 with the amended Item 15 included in this Amendment No. 1.

This Amendment No. 1 consists of a cover page, this explanatory note, Item 15 (as amended), the signature page and the required certifications of our Chief Executive Officer and Chief Financial Officer.

This Amendment No. 1 speaks as of the filing date of our annual report on Form 20-F for the fiscal year ended December 31, 2004, filed on May 26, 2005, except for the certifications which speak as of their respective dates and the filing date of this Amendment No. 1. Other than for the purpose of amending Item 15, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the annual report on Form 20-F filed on May 26, 2005.

TABLE OF CONTENTS

Item 15. Controls and Procedures

EXHIBIT 12.1

EXHIBIT 12.2

EXHIBIT 13

Item 15.	Controls and Procedures

Our management, under the supervision of and with the participation of our President and Chief Executive Officer and our Executive Vice President and Chief Financial Officer, has evaluated the effectiveness of the Group’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) on December 31, 2004. Based on such evaluation, our President and Chief Executive Officer and our Executive Vice President and Chief Financial Officer have concluded that because of the U.S. GAAP restatement described below (which has been identified as a material weakness in our internal controls over financial reporting), the Group’s disclosure controls and procedures were not effective as of December 31, 2004 to ensure that material information relating to the Group was made known to them by others within the Group, particularly during the period in which this annual report was being prepared.

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

There were no significant changes in the Group’s internal controls over financial reporting that occurred during the year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting. However, in connection with the material weakness in internal control over financial reporting discussed above, we are currently in the process of taking the steps described above to remediate the material weakness.

87

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: August 22, 2005

UPM-KYMMENE CORPORATION

By:	/s/ Jouko Taipale
	Name:	Jouko Taipale
	Title:	Senior Vice President, Financial Control

By:	/s/ Olavi Kauppila
	Name:	Olavi Kauppila
	Title:	Senior Vice President, Investor Relations

91