Form 20-F
period 2005-12-31
UPM KYMMENE CORP
filed 2006-04-04
CIK 1089642

As filed with the Securities and Exchange Commission on April 4, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-14932

UPM-Kymmene Corporation

(Exact name of Registrant as specified in its charter)

The Republic of Finland

(Jurisdiction of incorporation or organization)

Eteläesplanadi 2

FIN-00130 Helsinki

Finland

(Address of principal executive offices)

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

Number of ordinary shares outstanding on December 31, 2005: 523,255,130

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐ Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

INTRODUCTION

In this annual report, “UPM,” the “Company,” the “Group,” “we,” “us” and “our” refer to UPM-Kymmene Corporation or UPM-Kymmene Corporation and its consolidated subsidiaries, as the context may require. We are incorporated as a stock corporation organized under the laws of the Republic of Finland. UPM-Kymmene Corporation was created as a result of the merger of Kymmene Corporation (“Kymmene”) and Repola Ltd (“Repola”), which took legal effect on April 30, 1996. Prior to the merger, United Paper Mills Ltd (“United Paper Mills”) had been a paper and forest products subsidiary of Repola.

FINANCIAL AND OTHER INFORMATION

We produce financial statements in accordance with International Financial Reporting Standards, as adopted by the European Union (“IFRS”), which vary in certain respects from U.S. generally accepted accounting principles (“U.S. GAAP”). Reconciliation of certain amounts to U.S. GAAP is set forth in Note 40 of the notes to the consolidated financial statements included elsewhere in this annual report.

Our IFRS accounts, audited in accordance with Finnish Standards on Auditing for statutory purposes, were approved by our management on January 31, 2006, and by our shareholders on March 22, 2006.

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

References in this annual report to “European Union countries” are to the 25 EU member states, which are Austria, Belgium, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, The Netherlands, Poland, Portugal, Slovakia, Slovenia, Spain, Sweden and the United Kingdom. However, for any financial or statistical information for periods prior to May 1, 2004 references to “European Union countries” are to the 15 member states that comprised the EU during that period: Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal, Spain, Sweden and the United Kingdom.

We have derived certain information contained in this annual report concerning European demand and prices for printing papers from reports prepared by Confederation of European Paper Industries Print (“CEPIPRINT”) and Confederation of European Paper Industries Fine (“CEPIFINE”). Beginning in 2004, the data reported by these organizations for the European market included the 25 EU countries, together with an additional group of 26 European countries, which are comprised mainly of Eastern European countries and autonomous states. Prior to 2004, the data reported by CEPIPRINT and CEPIFINE for the European market focused solely on a group of Western European countries, which was more limited in scope than the current reporting market. Neither organization has made available information for the revised definition of the European market for periods prior to 2004. Accordingly, the European demand and pricing information for the year 2004 and onwards provided in this annual report refers to the revised definition of the European market and for periods prior to 2004 to the previous definition of Western Europe.

All references herein to tons are to metric tons, which are equal to 1,000 kilograms.

U.S. DOLLAR PRESENTATION

We have published our consolidated financial statements in euro for periods beginning on or after January 1, 1999. References to “Euro,” “euro” or “€” are to the common currency of the European Economic and Monetary Union or EMU.

Solely for the reader’s convenience, this annual report presents translations of certain euro amounts into U.S. dollars (“U.S. dollars,” “U.S.$” or “$”) at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) of €1.00 = U.S.$1.1842 (U.S.$1.00 = €0.8445) in effect on December 30, 2005, the last trading day in that year. On March 24, 2006, the rate was €1.00 = U.S.$1.2034 (U.S.$1.00 = €0.8310). You should not consider these translations as representations that the euro amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. For historical information concerning the euro to dollar exchange rate from January 1, 2001 to a recent date see “Item 3. Key Information—Exchange Rates.”

FORWARD-LOOKING STATEMENTS

Certain statements in this annual report, including but not limited to certain statements set forth under the captions “Item 3. Key Information,” “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects,” “Item 8. Financial Information” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk,” are based upon the beliefs of management as well as assumptions made by and information currently available to management and such statements may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Potential investors should note that many factors, some of which are discussed elsewhere in this annual report, could affect our future operations and future financial results and could cause future operations and future financial results to differ materially from those expressed in such forward-looking statements. Such factors include, among others: (i) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by our targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by our patents and other intellectual property rights, the availability of capital on acceptable terms, (ii) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for our products and the pricing pressures thereto, financial condition of our customers and competitors, the potential introduction of competing products and technologies by the competitors, and (iii) general economic conditions, such as rates of economic growth in our principal geographic markets or fluctuations in exchange and interest rates, and various other factors, including those described in “Item 3. Key Information—Risk Factors” and elsewhere in this annual report and in other filings that we make with the U.S. Securities and Exchange Commission (the “Commission”). Should one or more of these factors materialize, or should any assumptions of our management underlying such forward-looking statements prove to be incorrect, our actual financial condition or its results of operations and prospects could differ materially from those described herein as anticipated, believed, estimated or expected. We do not intend or assume any obligation to update our forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

GLOSSARY

The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in this annual report.

Coated fine paper	Also known as coated woodfree paper. Coated fine paper is used for demanding printing. The amount of coating and gloss of the paper is determined by the end-use. Top quality coated fine papers are called art printing papers and due to excellent printability are used for art books, brochures, annual reports and other similar purposes. Other papers, with a lighter coating, are used for brochures, books, magazines, catalogues and other similar purposes.

Coated paper	Paper which has been coated on one or both sides with a mix of clay or carbonates and latex to create a high quality printing surface.

LWC	Light-weight coated paper. The main characteristics of LWC paper are its higher gloss, brightness and smoothness relative to uncoated supercalendered paper. These properties are necessary for quality printing and good color reproduction. The main uses of LWC paper are in the printing of mainly mass circulation magazines, catalogues and direct mail literature.

MWC	Medium-weight coated paper. MWC paper has higher basis weight and consequently better characteristics of smoothness, brightness and gloss than LWC paper, qualities which are required for demanding color reproduction during the printing process. The main uses of MWC paper are similar to those of LWC paper.

MFC	Machine finished coated paper. MFC paper has high brightness, opacity, bulk and stiffness and is used in specialized magazines, catalogues, inserts, advertising materials and books. The soft nip calendar gives a matte finish to the paper.

Deinking	The process of obtaining recycled fiber, which can be used for papermaking by removing the ink and other non-fibrous components from recovered paper, by washing or flotation combined with chemical treatment.

Face papers	Paper on which the label is printed in pressure-sensitive labelstock.

Fiber	The basic structural unit of paper. Fibers used in papermaking originate mainly from the stem of softwood and hardwood trees.

Fine paper	Also known as free sheet or woodfree paper. Fine paper generally contains chemical pulp, with no more than 10% of mechanical pulp, and its filler content varies between five and 25%. Fine paper is generally highly regarded for its strength, brightness and good archiving characteristics. Fine paper may be coated or uncoated. Fine papers are used as office papers, such as photocopying and laser printing, as well as for publications such as annual reports.

Gravure printing	A process of printing that uses a thin, quick-drying ink applied from a cylindrical surface having an etched (recessed) design. Rotogravure printing is the opposite of letterpress printing, since the design areas are recessed into the plate instead of being in relief.

Kraft paper	High strength packaging paper made of softwood pulp, which has the longest fibers. Kraft paper is used primarily in carrier bags, pouches and wrappings.

Label paper	Face and base papers suitable for pressure-sensitive labels. Face papers have distinct printing properties and base papers have siliconizing and tear-off properties.

Magazine paper	Paper used in magazines, catalogues, brochures, direct mail advertising and similar printed material.

MFS	Uncoated, machine-calendared speciality paper, containing mechanical pulp and recycled fiber as raw material. MFS is suitable for newspaper inserts, newspapers, magazines, books and directories.

MG paper	Machine-glazed paper. Paper made smooth and glossy on one side by drying on a heated, polished metal cylinder, which forms part of the drying section of the machine.

v

Newsprint	Uncoated paper manufactured mainly from mechanical pulp or recycled paper and used for newspapers and directories. Newsprint has low basis weight and is mainly used for printing newspapers, but it is also used for printing magazines and advertising publications, which do not require high quality printing and good color reproduction.

Non-impact printing	A method of printing involving electrophotographic and ink jet printing. In this method, the printing element does not make contact with the paper.

PM	PM, or “paper machine,” is a term used when referring to individual paper manufacturing units within a paper mill.

Pressure-sensitive label stock	Face and base materials laminated together for manufacturers of price and product labels, as well as labels used in automatic data processing. Pressure-sensitive label stock is also known as self-adhesive label stock.

Printing paper	Papers used in the graphic industry and for photocopying. Printing papers may be coated or uncoated.

Publication papers	Papers used in publications such as newspapers, catalogues, magazines and advertising materials.

Pulp	Generic name for wood or plant based fiber masses used as raw material in papermaking.

Chemical pulp	Generic name for wood or plant based fibers separated from each other by “cooking” wood chips or plants in hot alkaline or acidic solutions of various chemicals.

Mechanical pulp	Generic name for wood or plant based fibers separated from each other mechanically.

Softwood pulp	Pulp obtained from coniferous trees, which have the advantage of long fibers, which enhance the strength of the paper.

RFID	RFID, or radio-frequency identification, is a technology that incorporates the use of radio waves to uniquely identify an object. A typical RFID system consists of a tag, a reader and a host system.

Recovered paper	Paper and board recovered for secondary use.

Recycled fiber	Fiber extracted from recovered paper.

Release paper	In pressure-sensitive labelstock, the back page of a label that is removed and discarded.

SC	Supercalendered paper. Supercalendered paper is manufactured from mechanical and chemical pulp with mineral pigments as filler. This paper is used for printing magazines, especially multi-color magazines with large circulations. Traditional SC paper is made for gravure printing, but other SC paper grades have also been developed to suit offset printing. SC-A paper grade is the standard SC paper grade. SC-B paper grade contains more recycled fiber than SC-A paper grade.

Siliconized paper	Papers siliconized from one side to form the tear-off part of speciality tapes for hygiene products, labels and industrial applications.

Uncoated fine paper	Also known as uncoated woodfree paper, this paper is principally used for printing and writing. It includes A4 paper used for photocopying and business form paper used as continuous stationery for computer printouts. Uncoated fine paper, when pigmented or surface sized, is used for conversion into envelopes and labels. Machine glazed woodfree paper is used for wrapping and for paper bags.

Woodfree, free sheet or fine paper	See “Fine paper”.

PART I

Item 1.    Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2.    Offer Statistics and Expected Timetable

Not applicable.

Item 3.    Key Information

Selected Financial Data

The following table presents selected consolidated financial data as of and for each of the four years under IFRS and for each of the five years under U.S. GAAP in the period ended December 31, 2005. We do not have the information under IFRS for the earliest year because without undue effort and expense such information cannot be obtained. The selected consolidated financial data presented below are derived from our audited consolidated financial statements for these periods and should be read in conjunction with these financial statements and the related notes thereto. Our audited consolidated financial statements as of December 31, 2005 and 2004 as revised and for each of the three years in the period ended December 31, 2005 and the related notes are included elsewhere in this annual report.

We have published our consolidated financial statements in euros for periods beginning on or after January 1, 1999. Solely for your convenience, we have included in the following table U.S. dollar amounts for the year ended December 31, 2005 which we have obtained by converting amounts in euros at the rate of €1.00 = U.S.$1.1842 (U.S.$1.00 = €0.8445), the Noon Buying Rate for the euro in effect on December 30, 2005, the last trading day in that year. On March 24, 2006, the Noon Buying Rate for the euro was €1.00 = U.S.$1.2034 (U.S.$1.00 = €0.8310).

Our consolidated financial statements are prepared in accordance with IFRS, which differs in certain significant respects from U.S. GAAP. Reconciliation of the amounts to U.S. GAAP is set forth in Note 40 of the notes to the consolidated financial statements included elsewhere in this annual report and should be read in conjunction with such financial statements, including the notes thereto.

	As of and for the Year ended December 31,(1)
	2005	2005	2004 (As Revised)	2003 (As Revised)	2002	2001
	(U.S.$)	(€)	(€)	(€)	(€)	(€)
	(In millions, except per share data)
INCOME STATEMENT DATA
Amounts in accordance with IFRS
Sales (net sales)	11,070	9,348	9,820	9,787	10,417	—
Operating profit	329	278	627	346	803	—
Profit before tax	304	257	556	425	710	—
Net income	250	211	970	312	500	—
Amounts in accordance with U.S. GAAP
Net income from continuing operations	181	153	449	400	597	889
Net income	202	171	574	473	628	880
BALANCE SHEET DATA
Amounts in accordance with IFRS
Total assets	18,404	15,541	15,877	16,591	17,624	—
Current liabilities	2,780	2,348	2,249	2,240	2,283	—
Non-current liabilities	6,922	5,845	5,966	7,322	8,104	—
Minority interest	25	21	26	32	33	—
Share capital	1,054	890	891	890	442	—
Equity attributable to equity holders of the parent	8,677	7,327	7,636	6,997	7,204	—
Amounts in accordance with U.S. GAAP
Total assets	18,675	15,770	15,959	16,853	17,594	18,945
Current liabilities	2,781	2,348	2,247	2,391	2,209	3,133
Non-current liabilities	7,295	6,160	6,210	7,192	8,024	8,291
Minority interest	25	21	26	32	33	28
Share capital	1,054	890	891	890	442	442
Shareholders’ equity	8,575	7,241	7,476	7,238	7,328	7,493
OTHER DATA
Amounts in accordance with IFRS
Net cash provided by operating activities	1,010	853	997	1,258	1,418	—
Net cash used in investing activities	(187)	(158)	(446)	(373)	(441)	—
Net cash used in financing activities	(696)	(588)	(710)	(964)	(1,032)	—
Capital expenditures	887	749	686	720	620	—
Earnings per share	0.49	0.41	1.85	0.60	0.96	—
Diluted earnings per share	0.49	0.41	1.84	0.60	0.96	—
Dividends per share(2)	0.90	0.75	0.75	0.75	0.75	0.75
Amounts in accordance with U.S. GAAP
Basic earnings per share	0.39	0.33	1.10	0.90	1.21	1.77
Basic earnings from continuing operations per share	0.34	0.29	0.86	0.76	1.15	1.79
Diluted earnings per share	0.39	0.33	1.09	0.90	1.20	1.75
Diluted earnings from continuing operations per share	0.34	0.29	0.85	0.76	1.14	1.76
Weighted average number of shares
Basic number of shares (1,000’s)	522,029	522,029	523,641	523,130	518,935	495,784
Diluted number of shares (1,000’s)	523,652	523,652	526,247	524,254	525,782	503,984

(1)	2004 and 2003 financial data reflect the retrospective implementation of new and revised International Financial Reporting Standards. Financial data for 2002 and 2001 has not been adjusted from that reported in prior years, and therefore is not always comparable with data for years 2003 to 2005.
(2)	In conformity with the exchange rate set forth in “—Dividends” below, the dividend amount for 2005 was translated into U.S. dollars at the Noon Buying Rate of €1.00 = U.S.$1.2034 in effect on March 24, 2006. It is anticipated that the dividend per share amount for year 2005 will be paid on April 4, 2006.

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

The following table sets forth the dividends per share paid in respect of the five most recent financial years and their corresponding U.S. dollar values:

	€	U.S.$(1)
2001	0.75	0.66
2002	0.75	0.82
2003	0.75	0.90
2004	0.75	0.97
2005	0.75	0.90

(1)	It is anticipated that the dividend for year 2005 will be paid on April 4, 2006. This dividend amount has been translated into U.S. dollars at the Noon Buying Rate in effect on March 24, 2006. The dividend amounts for years 2004, 2003, 2002 and 2001 were declared in euros and translated into U.S. dollars at the respective Noon Buying Rates in effect on the dates of payment of such dividends.

Under the Finnish Companies Act and general corporate practice, dividends on the shares of a Finnish company are generally only paid annually after shareholder approval of both the company’s results and the amount of the dividend proposed by the board of directors. Accordingly, our payment of each annual dividend in respect of our shares will require the approval of the holders of a majority of votes carried by the shares represented at the annual general meeting of shareholders, which is usually held in March. Under Finnish law, the amount of any dividend is limited to the lesser of the Company’s and the Group’s distributable funds available at the end of the preceding financial year and is further subject to certain additional limitations. As of December 31, 2005, the amounts of the parent Company’s and the Group’s distributable funds were €3,330 million (U.S.$3,943 million) and €4,202 million (U.S.$4,976 million), respectively.

Dividends paid to holders of the shares (in the form of shares and American depositary shares, or ADSs) who are non-residents of Finland will generally be subject to Finnish withholding tax at a rate of 28%. Such shareholders may, however, be subject to a lower withholding tax rate where there is a double taxation treaty with Finland that contains appropriate provisions. The current convention between the Government of the United States of America and the Government of the Republic of Finland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and on Capital limits the Finnish withholding tax on dividends to 15%. See “Item 10. Additional Information—Taxation—Finnish Taxation.”

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

The following table sets forth information concerning the Noon Buying Rates expressed in euros per U.S. dollar for the periods and dates indicated.

Euros per U.S. Dollar

Year	Average	High	Low	Period End
2001	1.1225	1.1827	1.0743	1.1235
2002	1.0531	1.1636	0.9537	0.9537
2003	0.8838	0.9641	0.7928	0.7928
2004	0.8039	0.8473	0.7339	0.7387
2005	0.8033	0.8571	0.7421	0.8445
2006 (through March, 24)	N/A	0.8432	0.8139	0.8310

	High	Low
2005
September	0.8326	0.7976
October	0.8393	0.8232
November	0.8571	0.8287
December	0.8548	0.8305

2006
January	0.8347	0.8139
February	0.8432	0.8264
March (through March, 24)	0.8413	0.8199

The following table sets forth information concerning the Noon Buying Rates expressed in U.S. dollars per euro for the periods and dates indicated.

Year	Average	High	Low	Period End
2001	0.8909	0.9308	0.8455	0.8901
2002	0.9496	1.0485	0.8594	1.0485
2003	1.1315	1.2613	1.0372	1.2613
2004	1.2438	1.3625	1.1801	1.3538
2005	1.2449	1.3476	1.1667	1.1842
2006 (through March, 24)	N/A	1.2287	1.1860	1.2034

	High	Low
2005
September	1.2538	1.2011
October	1.2148	1.1914
November	1.2067	1.1667
December	1.2041	1.1699

2006
January	1.2287	1.1980
February	1.2100	1.1860
March (through March, 24)	1.2197	1.1886

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

For a discussion of the effects of exchange rate movements on our operations and our risk management policies, see “Item 5. Operating and Financial Review and Prospects—Currency Fluctuations” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Exposure.”

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

The markets for paper and forest products are cyclical, being characterized by periods of imbalance between supply and demand. The general economic conditions of the major economic regions are the primary determinants of the demand for paper and forest products, as demand and consumption generally correlate with overall economic activity. Prices of paper and forest products can fluctuate significantly when supply and demand become imbalanced. These demand-supply imbalances may also be caused by inventory build-up and reduction and not necessarily by changes in end-consumption. During periods of weaker economic growth, the capacity build-up can cause oversupply in the market and lower prices. Similarly, strong economic growth in main market areas can lead to paper shortages and result in significant price increases. In particular, the price of pulp, which is a raw material used by some of our divisions and is also produced by us, has fluctuated significantly, while our principal product groups have experienced somewhat lesser fluctuations. In addition, many of our products are sold in markets with established regional or world market prices, which fluctuate as a result of supply and demand imbalances. There can be no assurance that current price levels for our products will be maintained, that any additional price increases will be achieved or that the industry will not add new capacity, thereby potentially causing an environment for instability between supply and demand.

Shifts in consumer preferences including the trend toward a greater use of computers and electronic media can materially affect the demand for our products and our financial results.

Over the last several decades, consumer expectations with respect to paper used for such items as books, catalogues, magazines, newspapers, advertising and direct mail literature, packaging and label materials and other similar uses have become both more demanding and more diverse as advances in technology have allowed paper manufacturers to produce a greater variety and higher quality of paper at a lower cost. The trend towards a greater use of computers and electronic media may have an effect on consumption patterns for paper in the future. In addition, as consumers have become more environmentally conscious, consumer preferences have also shifted towards paper products, which contain a proportion of recycled fiber. Our ability to continue to meet the shifting demands of consumers in the paper market depends upon a variety of factors, including our ability to foresee and/or identify changes in consumer preferences, the technical capabilities of our manufacturing facilities, the speed of, and the costs associated with, the shifting of production at such facilities and the success of our various research and development programs. There can be no assurance that we will be able to successfully meet future changes in consumer demands or that such changes will not have a material adverse impact on our business, financial condition or operating results.

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

We sell a significant portion of our products to several major customers, including certain significant printing houses and merchant distributors, which resell our products. Although we are not dependent on any specific customer or group of customers, the loss of one or more of our significant customers, if not replaced on similar terms, could have an adverse effect on our business, financial condition or results of operations. Our ten largest customers accounted for approximately 14% of our sales in 2005 and our largest customer accounted for approximately 3%. In addition, each of our divisions and business units have major customers that, although not necessarily material to our Group as a whole, are important to the operations of such divisions and business units.

Our company has extensive insurance coverage for the ordinary course of business. Such events as natural catastrophes or sabotage could, however, lead to a situation where we would suffer with regard to our financial condition and results of operations.

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

Our exposure to fluctuations in global exchange rates and interest rates can have a significant effect on our financial results.

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

Nevertheless, a significant portion of our sales are denominated in currencies (consisting primarily of the U.S. dollar and the British pound sterling) other than the euro. In addition, our reported earnings may be affected by fluctuations between the euro and the non-euro currencies in which our various foreign subsidiaries report their results of operations when such results of operations are translated back into euros. To manage exposure to such exchange rate fluctuations, we closely monitor our exposure to currency risks and seek to hedge such risks using certain financial instruments, including forward foreign exchange agreements and currency swaps. There can be no assurance, however, that currency exchange rate fluctuations between the euro and other currencies, such as the U.S. dollar or the British pound sterling, will not have a material adverse effect on our business, financial condition or results of operations in the future. Further, changes in interest rates may have a considerable impact on the values of our assets (biological assets for example), which are valued on a discounted cash flow model.

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

In 2005, we relied on third-party suppliers for more than 85% of our wood requirements and approximately 30% of our electric power needs. We also buy significant amounts of other production inputs, such as chemicals, fillers and recovered paper from third-party suppliers. In the event of a significant interruption or limitation in the supply of these production inputs from our current suppliers, we would seek to obtain them from other sources. However, there can be no assurance that we would be able to do so without an adverse impact on our manufacturing operations, such as an interruption or downscaling of production or change in the product mix, or increased costs. This could, in turn, have a material adverse effect on our business, financial condition and results of operations.

Our operations in emerging market countries where we operate could be adversely affected by unexpected political, economic or legal developments.

We have manufacturing operations in certain emerging market countries, including, among other countries, China and Russia. The political, economic and legal systems in these countries may be less predictable than in countries with more established and sustained institutional structures. Political or economic upheaval and changes in laws may have a material adverse effect on our operations in these countries and, in turn, the amount of income from, and the value of, the investments we have made in relation to our operations in such countries. Our investments in these countries also may be subject to other risks and uncertainties such as unfavorable taxation treatment, exchange controls, inflation, currency fluctuations and nationalization.

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

We are not certain that our existing product and geographical spread will enable us to achieve positive results in the future.

We seek to generate profits through managing a balanced product portfolio and maintaining a diversified geographical presence. Although we believe that our product portfolio and geographic spread is appropriately balanced, demand for our main products in our major markets may change and we cannot give assurance that our current product portfolio and geographical diversification will be best-suited for successful business in the future.

UPM-Kymmene Corporation and certain of its subsidiaries are the subjects of investigation by antitrust authorities in various parts of the world, and named as defendants in civil litigation in the United States concerning allegedly anti-competitive conduct.

In 2003, UPM directed its outside counsel to conduct an internal investigation of UPM’s and its subsidiaries’ compliance with competition laws in the United States and other jurisdictions where the companies conduct business. Following this internal investigation, UPM decided to approach competition law authorities in the EU, the United States and Canada, and subsequently in other countries, to disclose any conduct that did not comport with applicable competition laws, and to strengthen its competition law compliance programs. UPM has created a European Union Competition Law Compliance Manual and has initiated a comprehensive competition law training program for all its employees. More than 2,000 executives and employees of the Company have participated in the competition law compliance training. Internal audits have been expanded to include competition law issues and a variety of other internal controls have been implemented.

The competition authorities are continuing investigations into alleged antitrust activities with respect to various products of UPM. Authorities of the EU, and authorities in several of its member states, Canada and certain other countries, have informed UPM that it has received conditional full immunity with respect to certain conduct disclosed to the authorities.

The Antitrust Division of the U.S. Department of Justice has informed UPM that it will not bring criminal charges against the company in connection with its criminal investigation of antitrust and related offenses in the U.S. labelstock industry. In addition, the Antitrust Division of the U.S. Department of Justice has granted UPM conditional full immunity and accordingly it will not pursue any criminal prosecution against UPM in connection with possible price fixing in the magazine paper industry. Both agreements are subject to UPM’s full and continuing cooperation with the U.S. Department of Justice’s investigations, and extend to the company’s current and former employees, except for UPM’s former President and CEO, Mr. Juha Niemelä. UPM continues to cooperate fully with the various authorities and their ongoing investigations, and may yet be subject to additional investigations in other parts of the world.

UPM and its subsidiary, Raflatac Inc., along with certain labelstock manufacturers, have been named as defendants in a number of class-action lawsuits filed in United States District Courts by the Company’s customers, and in state courts by customers of the Company’s customers. These lawsuits allege that the defendants violated federal and/or state antitrust laws by conspiring with one another to fix the prices of and allocate the markets for labelstock products. The complaints seek treble or punitive damages for alleged overcharges resulting from the purported conspiracy.

UPM and its subsidiary, UPM-Kymmene, Inc., have also been named as a defendant in class-action lawsuits making similar allegations against manufacturers of magazine papers. These complaints, like the labelstock complaints, seek treble or punitive damages for alleged overcharges resulting from the purported conspiracy.

In an unrelated development, on May 3, 2004, UPM received a Statement of Objection from the European Commission concerning alleged anti-competitive activities in the market for plastic industrial sacks. UPM manufactured plastic industrial sacks until December 2000, when the business was sold. In November 2005, the European Commission imposed on UPM a fine of €56.55 million concerning antitrust activities in the market for plastic industrial sacks. UPM has paid the fine but has appealed the decision.

In the aggregate, these matters may implicate or result in substantial adverse publicity, penalties, and damages. It is possible that any ultimate liability could be material to UPM’s financial position, results of operations, and cash flow.

We cannot be certain that our internal control measures will ensure that we implement and maintain adequate controls over our financial reporting processes and related Section 404 reporting requirements.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent and detect fraud. If we cannot provide reliable financial reports or prevent fraud, our financial results could be negatively affected.

We devote significant attention to establishing and maintaining effective internal controls. We are in the process of documenting, reviewing and, where appropriate, improving our internal controls and procedures in connection with the implementation of Section 404 of the Sarbanes-Oxley Act of 2002, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments as from the financial year ending December 31, 2006.

We are also in the process of testing our internal controls in connection with Section 404 requirements. We already have, as part of these processes, identified a number of areas for further attention and improvement. The analysis and evaluation is currently underway, but we are not yet in a position to determine the magnitude of the deficiencies that may be identified.

We cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial reporting processes and related Section 404 reporting requirements. Any failure to implement the required new or improved controls, or difficulties encountered in their implementation, could harm our financial results or cause us to fail to meet our reporting obligations. Any such failure could also adversely affect our assessment of the effectiveness of our “internal control over financial reporting” that will be required when Section 404 requirements become applicable to us. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the market price of our shares and other securities.

Item 4.     Information on the Company

Organization

UPM-Kymmene Corporation is a stock corporation organized under the laws of the Republic of Finland. We were incorporated in the Republic of Finland on April 30, 1996 as a result of the merger of two companies, Kymmene and Repola, which were also incorporated in Finland. Our registered office is located at Eteläesplanadi 2, FIN-00101 Helsinki, Finland, telephone +358-204-15111. Our agent for U.S. federal securities law purposes is: UPM-Kymmene, Inc., attn: President, located at 999 Oakmont Plaza Drive, Suite 200, Westmont, Illinois, 60559, telephone +1-630-850-4997.

Development of the Company

On April 30, 1996, UPM-Kymmene Corporation was formed through the merger of Kymmene and Repola.

Kymmene’s origins date back to 1872. Kymmene made its first international acquisition in 1932. In the 1960s and 1970s, Kymmene expanded its operations into Germany through the construction of a new fine paper mill, Nordland Papier GmbH, and into France through the acquisition of a French paper producer Papeteries Boucher S.A.. In 1986, Kymmene merged with Oy Kaukas Ab of Finland and from that time was able to use the pulp producing capacity of Oy Kaukas Ab to enhance Kymmene’s vertical integration in the forest products industry. In 1987, Kymmene built a new light-weight coated paper mill in Irvine, Scotland, establishing Caledonian Paper plc (“Caledonian”). In 1988, Kymmene acquired Oy Wilh. Schauman Ab, a major producer of pulp, panels, packaging materials and sawn goods in Finland. In 1990, Kymmene enhanced its position in the European paper market with the acquisition of the French newsprint producer Chapelle Darblay S.A. (“Chapelle Darblay”).

The predecessor companies of Repola were founded in the late nineteenth century. In 1920, the ownership of three paper mills was consolidated to form United Paper Mills. During the decades that followed, United Paper Mills expanded its operations, reaching new markets throughout Europe. In the 1980s, United Paper Mills acquired the Stracel S.A. (“Stracel”) pulp mill in Strasbourg, France, built a greenfield paper mill in Shotton, Wales, and constructed a newsprint plant at Stracel’s mill site. In 1989 Kajaani Oy’s paper mill in Finland was consolidated into the group. In 1990, United Paper Mills merged with the forest products and engineering group Rauma-Repola Oy to form the international forest products and engineering group Repola. All engineering operations of the merged companies were combined to form Rauma Corporation and their forest industry operations were combined within United Paper Mills. Both Rauma Corporation and United Paper Mills were then established as wholly-owned subsidiaries of Repola. In May 1997, Rauma Corporation became an affiliated company following a share sale and dividend payment in the form of Rauma Corporation’s shares, as part of our strategy to focus on forest industry operations. In 1999, Rauma Corporation merged with Valmet Corporation, a Finnish engineering company, to form Metso Corporation (“Metso”), giving us a shareholding of approximately 15% in the new company. In March 2005, we sold our remaining shareholding of 14.6% in Metso for net proceeds of €282 million.

As part of our strategy to expand in areas where we are, or have the capacity to be, an industry leader, we acquired, in October 1997, Blandin Paper Company (“Blandin”) in the United States and, in October, 2000, Repap Enterprises, Inc. (“Repap”) in Canada, which made us one of the three largest suppliers of magazine paper in North America. Subsequent to the acquisition, Repap’s main operating subsidiary, Repap New Brunswick Inc., changed its name to UPM-Kymmene Miramichi Inc. (“Miramichi”). In March 1998, we acquired a 49% interest in a paper mill project at Changshu near Shanghai in China. In August 2000, we acquired the remaining 51% of the Changshu mill, providing us with a significant presence in fine paper manufacturing in China, a presence which was further strengthened by the commissioning of a new fine paper machine at this mill in mid-2005. In November 2001, we completed the largest acquisition of our company history, when we purchased four of the six paper mills of the German G. Haindl’sche Papierfabriken KGaA (“Haindl”) for a total enterprise value of €2,690 million. This acquisition added 1.9 million tons of competitive annual publication paper capacity and strengthened our position as the leading magazine paper producer in the world and as one of the leading producers of newsprint in Europe. Since the formation of the Company, the aim has been to further focus on chosen core paper businesses. Hence selected divestitures have also taken place, including the divestitures of the Simpele paperboard mill and Joutseno pulp mill in 1997.

We have pursued a strategy of expanding and focusing our core business operations in the Converting Division through various investments and divestitures. The division’s investments related primarily to expanding the pressure-sensitive labelstock business and increasing production of radio-frequency identification (“RFID”) smart labels. In addition, our subsidiary Raflatac Inc. has grown by opening a pressure-sensitive labelstock factory in North Carolina in the fall of 2001, by expanding this factory in 2005, and by other fixed investments and small acquisitions. Loparex Group (“Loparex”), our siliconizing unit formerly called Lohjan Paperi, was divested in August 2005 for €230 million, and our Walki Films business, which produced packaging and industrial wrappings, was divested already in 2002. See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Recent Acquisitions and Divestitures” and “Item 8. Financial Information—Other Financial Information—Legal Proceedings.”

Also, in the Wood Products Division, we have taken steps to strengthen our position through acquisitions, investments and restructuring. Our recent investments in this division have been focused in Russia, primarily to establish low-cost plywood and sawn timber operations, and improve our wood fiber raw material sourcing to Finland. In 2004, to better align the structure of the Wood Products Division, we have also divested the wood-based building supplies businesses of Brooks Group (“Brooks”) and Anco Træ. See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Recent Acquisitions and Divestitures”

In March 2006, we announced an extensive restructuring program. In connection with this program, we are planning to (i) possibly close down our mill in Voikkaa, Finland during the third quarter of 2006; (ii) possibly close down the paper machine 7 at our Kymi mill, Finland during the third quarter of 2006; (iii) possibly close down the paper machine 6 and the semi-alkaline pulp line at our Tervasaari mill, Finland during the second quarter of 2007, and (iv) cease the production of coated magazine paper on the paper machine 4 at our mill in Jämsänkoski, Finland. Through these closures, we plan to reduce 17% of our coated magazine paper capacity in Europe and 12% of our coated fine paper capacity in Europe, and cease our production of brown sack paper. The extent and timing of the implementation of this program is subject to the negotiations with our employees, which are expected to be finalized during the second quarter of 2006. If each of the possible actions of this program are implemented, the resulting impact could be a total workforce reduction of approximately 3,600 employees during 2006-2008, fixed asset write-offs amounting to approximately €130 million in the second quarter of 2006, and a provision for personnel reductions of approximately €30 million in the second quarter and approximately €35 million in the second half of 2006. The cash effects of these write-offs will occur primarily in 2006 and 2007. We do not anticipate a loss in revenues due to the program, except for approximately €50 million a year after the second quarter of 2007 resulting from the cessation of brown sack paper production. In addition, in connection with this program we plan to invest approximately €370 million to improve the production efficiency of our pulp mill in Kymi and to convert a paper machine at our Jämsänkoski mill so that it can produce label papers.

Strategy

UPM’s business focus is on printing papers, selected speciality papers, converted products and wood products. Our goals are to be one of the leading paper industry companies in the world and to achieve profitable growth in a socially and ecologically sustainable way.

Our financial objective is to be more profitable than our main competitors. We also seek to maintain a strong financial position intended to secure our long-term development and to make effective use of capital markets. Our dividend policy is to distribute on average more than one-third of our profits for the financial year. Many factors, including the development of our operations, industry conditions and general economic conditions, could affect our future operations, future financial results and future dividend payments, and there can be no assurance that we will achieve or maintain compliance with the financial objectives stated above.

We aim to be one of the market leaders in our chosen business areas. As part of the implementation of our strategy, we review acquisition opportunities arising, in particular, in product areas and markets where we are, or have the capacity to become, a leading manufacturer. In recent years, we have undertaken a number of acquisitions in Europe, North America and Asia and we may, should suitable opportunities arise, engage in additional acquisitions in the future. In connection with such acquisitions, we use either cash, shares or convertible bonds or a combination of cash, shares and convertible bonds as consideration for the assets or entity being acquired. In addition to reviewing acquisition opportunities, we are continuously looking into possibilities for investing in organic growth and invest actively in maintaining and improving our current production assets to remain among the most competitive producers in the industry. Potential areas for organic growth are Asia, South America and Russia, either for their vast market potential or as a production platform.

Our strategy is built on the following key strengths:

Global activities.    We have production plants in 15 countries, with principal facilities located in Finland, Germany, France, the United Kingdom, Austria, the United States, Canada and China.

Long-term customer relations.    We enjoy close and lasting relations with both local and multinational customers. We seek to enhance these relationships through continuous improvement of our operations and long-term commitment to our customers. To ensure customer satisfaction, we aim to offer a competitive and comprehensive product portfolio, customer-orientated product development and a high standard of service.

Skilled personnel.    We believe that one of our key competitive advantages over our competitors is our skilled, highly motivated employees. Professional expertise is promoted through job rotation and continuous in-service training.

Modern machines.    We believe that our paper production facilities are unrivalled in terms of average capacity and competitiveness, thus requiring limited capital expenditure in the medium-term.

Comprehensive logistics network.    We operate a global and highly efficient logistics network. We make a high proportion of shipments by sea, which as a low-cost transportation method ensures competitive deliveries. We also utilize modern information technology-based logistics chain management systems.

Strong business focus and market shares.    We have focused our activities by investing in our core businesses and by divesting non-core assets and activities. In all of our main product areas, we are among the leading manufacturers in our most important markets. To maintain and achieve leading market positions, we expect to grow both organically and through acquisitions.

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

Business Overview

We are one of the world’s leading papermakers with an annual paper production capacity of approximately 12.6 million tons. Our core businesses are the production, sales and marketing of magazine papers, newsprint, fine, and speciality papers. Paper operations are supplemented by converted and wood products. The main markets for our products are the member states of the EU and North America, which together accounted for 82% of our sales in 2005. In 2005, our total sales were €9.3 billion (U.S.$11.1 billion) and, at December 31, 2005, our total assets amounted to €15.5 billion (U.S.$18.4 billion).

Magazines and newspapers, sales catalogues, direct mailings, copying, computer printouts, other business communication areas and converting are the primary uses for our paper products. We are the world’s leading manufacturer of magazine papers and one of the largest manufacturers of newsprint and fine papers in Europe. In selected speciality papers, we hold leading positions either globally or in Europe. We are also among the leading manufacturers either globally or in Europe in our converting businesses, including pressure-sensitive labelstock and industrial packaging. We are the largest producer of plywood in Europe and the fourth largest producer of sawn timber. Today, we have production facilities in 15 countries, with principal facilities located in Finland, Germany, France, the United Kingdom, Austria, the United States, Canada and China.

Our operations are organized into the following three core business areas:

•	Paper divisions, which comprise:

—	Magazine Papers Division

—	Newsprint Division

—	Fine and Speciality Papers Division

•	Converting Division; and

•	Wood Products Division.

In addition to our core business areas, activities outside the segments are reported under Other Operations, which consists of our forestry departments, and energy department in Finland, our 47% interest in the chemical pulp company Oy Metsä-Botnia Ab (“Metsä-Botnia”), our New Ventures business unit, real estate units in Finland, logistics services and the central administrative functions for the Group.

The following tables set forth the percentages of our sales of €9.3 billion, €9.8 billion and €9.8 billion in 2005, 2004 and 2003, respectively, by division and market area:

	2005	2004	2003
	(Percentage of Group sales(1))
Division
Magazine papers	32%	32%	32%
Newsprint	13	13	12
Fine and speciality papers	23	22	22
Converting	14	14	14
Wood products	13	14	15
Other operations(2)	5	5	5

Total	100%	100%	100%

(1)	These figures include inter-divisional sales and sales made to third parties.
(2)	This figure includes sales made to third parties only.

	2005	2004	2003
	(Percentage of Group sales)
Market area
European Union countries:
Germany	16%	16%	16%
United Kingdom	13	13	12
Finland	10	11	11
France	7	7	7
Other European Union countries	22	23	21

Total European Union countries	68	70	67
Other European countries	5	4	8
U.S. and Canada	14	15	14
Asia	9	7	6
Other countries(1)	4	4	5

Total	100%	100%	100%

(1)	Includes the Middle East, Africa, South America, Mexico, Australia and Oceania.

Paper Divisions

We manufacture a comprehensive range of paper grades to be used by our publisher, printer, retailer, paper converter and other end-use customers. Both our products and customer service are constantly being developed. Our papers are produced from a varied renewable fiber raw material base, and more than a quarter of production is based on recycled fiber. We have paper mills in Finland, Germany, the United Kingdom, France, Austria, the United States, Canada and China. Our papermaking capacity is approximately 12.6 million tons a year.

Our Magazine Papers Division produces coated and uncoated magazine papers to be used in magazines, newspaper supplements, printed advertising material and sales catalogues. Close to two-thirds of this magazine paper is supplied to buyers in Europe. The next most important market is the United States. With an annual capacity of approximately 5.7 million tons, we are the world’s largest manufacturer of magazine paper. Our market share is about one-fifth of the global market for magazine paper.

Our Newsprint Division manufactures standard and speciality newsprint for publishers and printers, as well as for other uses such as telephone directories and mail order catalogues. The paper production capacity of the Newsprint Division is approximately 2.8 million tons. Approximately 87% of the newsprint is sold on the markets of Europe, where we have a market share of somewhat less than one-fifth.

Our Fine and Speciality Papers Division supplies fine paper products mainly to paper merchants, office supplies wholesalers, printers and converters. Uses for fine paper include copying and non-impact printing, direct mail advertising, special interest magazines and high-quality printed products. The range includes both coated and uncoated fine papers. The main markets for our fine papers are in Europe and in Asia, particularly the growing Chinese market. We are a leading supplier of fine papers in Europe with a market share of more than one-tenth. Our speciality papers comprise face and release papers for pressure-sensitive labels, white and brown sack and kraft papers. We are the world’s largest producer of label papers and one of Europe’s biggest suppliers of packaging papers. Fine paper production capacity is approximately 3.3 million tons and speciality paper capacity approximately 0.8 million tons.

The following table sets forth the paper divisions’ 2005 sales by division and by geographic market:

	Magazine Papers	Percent	Newsprint	Percent	Fine and Speciality Papers	Percent
	(€ in millions, except for percentages)
Europe	1,988	64%	1,134	87%	1,574	70%
U.S. and Canada	741	24	56	4	118	5
Rest of the world	362	12	118	9	545	25

Total	3,091	100%	1,308	100%	2,237	100%

The following table sets forth the annual capacity and industry market position of the main products produced by our paper divisions as of December 31, 2005:

	Capacity (1,000 tons/year)	European position	Global position
Magazine papers	5,720	1	1
Newsprint	2,810	2	5
Fine paper	3,300	3	5
Printing papers, total	11,830	—	—
Label papers	385	1	1
Packaging papers	405	3	—

Papers, total	12,620	2	3	(1)

Source: UPM, Jaakko Pöyry

For a discussion of possible changes to the annual capacity of our paper divisions, see “Item 4. Information on the Company —Development of the Company.”
(1)	Includes all papers and paper board.

Magazine Papers Division

The Magazine Papers Division accounted for approximately 32% of our 2005 sales, making it our largest business division.

As of December 31, 2005, we were the world’s largest producer of magazine paper, with an annual capacity of approximately 5.7 million tons, representing approximately 20% of the global magazine paper capacity.

The largest market for our Magazine Papers Division is Europe, where our market share of demand is approximately 25%. Our main market outside of Europe is the United States, where our market share of demand is around 15%. Production of the division’s papers is based almost exclusively on firm orders we receive. In this way, we avoid the need to maintain large inventories.

The following table sets forth certain financial and statistical data regarding the Magazine Papers Division:

	Year ended December 31,
	2005	2004 (As Revised)	2003 (As Revised)
	(€ in millions, except for percentages and personnel and production data)
Magazine papers
Sales	3,091	3,292	3,293
Operating profit/loss(1)	(78)	(83)	53
Capital employed (average)	4,397	4,749	5,083
ROCE (%)	(1.8)	(1.7)	1.0
Capital expenditure and acquisitions	177	149	162
Personnel at December 31	8,087	8,590	8,588
Deliveries (tons in 000’s)	4,486	4,940	4,822

(1)	For 2005, operating profit includes an impairment charge of €151 million and expenses of €17 million relating to a new collective labor agreement for Miramichi, and a one-time depreciation of €5 million regarding our mill in Augsburg. Operating profit includes charges for 2004 of €110 million related to the closure of Miramichi pulp mill and income of €6 million related to the change in the Finnish employment pension scheme, and charges in 2003 of €22 million, relating to the closure of two paper machines at our Blandin mill.

The Magazine Papers Division includes our magazine paper machines and the Kaukas pulp mill.

Typically, magazine papers have high mechanical pulp content. However, certain of our mills in Central Europe also produce magazine paper, mainly supercalendered (“SC”) paper grade B, but also grades SC-A and LWC, with recycled fiber content. Altogether, our magazine paper division used approximately 0.6 million tons of waste paper in 2005. Magazine papers are generally used in magazines, newspaper supplements, catalogues and direct mailings. This division has a comprehensive product range, offering a wide variety of papers for specific printing purposes. We manufacture both coated and uncoated papers. Coated magazine papers, like light-weight coated (“LWC”), medium-weight coated (“MWC”) and machine-finished coated (“MFC”) paper, are mainly used in the manufacture of high-quality, multi-coated printed products including magazines, catalogues, brochures, direct mail advertising and other advertising materials. Uncoated papers, like SC paper, are mainly used for magazines, weekend newspaper supplements, catalogues and flyers. Magazine paper is sold mainly to multinational and national printers, publishers, and media and mail order companies. Sales contracts with customers of our Magazine Paper Division generally have three-month, six-month or 12-month terms, with the majority of the contracts having a term of six months or less.

The Magazine Papers Division produces magazine paper on 23 machines at 13 mills in Finland, Germany, the United Kingdom, Austria, France, the United States and Canada. In Finland, the division’s products are manufactured at six paper mills located in Jämsänkoski, Kaipola, Kajaani, Lappeenranta, Rauma and Voikkaa. The division’s seven other magazine paper-producing mills are: Augsburg and Schongau in Germany; Caledonian in Irvine, Scotland; Steyrermühl in Austria; Stracel in Strasbourg, France; Blandin in Grand Rapids, Minnesota, and Miramichi in New Brunswick, Canada. We currently have 15 paper machines producing LWC paper, MWC paper and MFC paper with total annual capacity of approximately 3.9 million tons and eight paper machines producing SC paper with total annual capacity of approximately 1.9 million tons. For a discussion of possible changes to the annual capacity of our paper divisions, see “Item 4. Information on the Company—Development of the Company.”

In 2005, we completed the €24 million rebuild of Jämsänkoski SC paper machine 6 and decided to rebuild Kaipola paper machine 6 and Schongau paper machine 9. Such modernizations take place regularly to ensure the competitiveness and the quality of production.

In December 2004, we shut down our pulp mill at Miramichi, Canada, which had a production capacity of 240,000 tons per year and was no longer competitive. Simultaneously, our employees at the 450,000 tons per year LWC paper mill at Miramichi went on strike for about eight months. After resuming the LWC paper production in the fall of 2005, we decided to cease the production at the mill for three months starting February 1, 2006 due to the weak competitive standing of magazine paper production in New Brunswick. Also in December 2005, we announced that coated magazine paper production of the 120,000 tons per year paper machine 4 at Jämsänkoski mill will cease in 2006. Alternative production for the machine is sought in the area of speciality papers.

Like all sectors of the paper industry, the market for magazine papers is highly competitive. Although quality considerations are a factor, the market is affected mostly by price. We compete with various companies in Europe in the manufacture of magazine papers, including Stora Enso Oyj (“Stora Enso”), M-real Oyj (“M-real”), Cartiere Burgo spa (“Cartiere Burgo”), Myllykoski Oyj (“Myllykoski”) and Norske Skogindustrier ASA (“Norske Skog”). In North America, our principal competitors are Stora Enso, International Paper Company (“International Paper”), Bowater Inc., Abitibi-Consolidated Inc., and Kruger Inc.

Newsprint Division

The Newsprint Division accounted for approximately 13% of our 2005 sales. The division has approximately 2.8 million tons of annual newsprint production capacity, and our market share is somewhat less than 20% in Europe. As of December 31, 2005, we were the second largest manufacturer of newsprint in Europe and the fifth largest in the world. The mills of this division also produce paper for certain other products, including improved newsprint grades, the so-called machine finished specialities (“MFS”), for use in telephone and other directories and mail order catalogs. MFS grades account for approximately one-fourth of the divisions’ total output.

The following table sets forth certain financial and statistical data regarding the Newsprint Division:

	Year ended December 31,
	2005	2004 (As Revised)	2003 (As Revised)
	(€ in millions, except for percentages and personnel and production data)
Newsprint
Sales	1,308	1,295	1,273
Operating profit/loss(1)	77	(2)	(9)
Capital employed (average)	1,900	2,002	2,134
ROCE (%)	4.1	(0.1)	(0.4)
Capital expenditure and acquisitions	135	74	111
Personnel (at December 31)	3,395	3,451	3,785
Deliveries (tons in 000’s)	2,592	2,719	2,587

(1)	In 2005, operating profit includes a one-time depreciation charge of €5 million regarding our mill in Augsburg. Operating profit in 2004 includes income of €2 million related to the change in the Finnish employment pension scheme, for 2003, and charges of €9 million related to the planned close-down of the paper machine 17 at Voikkaa.

The Newsprint Division includes our newsprint machines.

Production of our newsprint is based almost exclusively on firm orders received. In this way, we avoid the necessity of maintaining large inventories. Newsprint is primarily sold to a number of large publishers in Europe. Typically, these publishers have had a long-term relationship with us lasting a number of years or, in some cases, decades. We negotiate supply contracts with most of such publishers annually, but sales outside Europe, accounting for about 13% of the total, are mostly based on short-term contracts.

Our Newsprint Division produces newsprint on 12 machines with a total annual capacity of approximately 2.8 million tons at seven mills in Finland, Germany, the United Kingdom, France and Austria. In Finland, this division’s products are manufactured at two paper mills located in Kaipola and Kajaani. The division’s five other mills are located in Schongau and Schwedt, Germany; Shotton, Wales; Grand-Couronne, France; and Steyrermühl, Austria.

The Kaipola, Schongau, Schwedt, Shotton, Grand Couronne and Steyrermühl mills each have their own deinking plants, which together processed approximately 2.3 million tons of waste paper in 2005. The recycled fiber content in our newsprint production is approximately 75%. In 2005, deinking capacity at our Kaipola mill was raised to further increase recycled usage. We also decided to increase energy self-sufficiency in newsprint production through investments in power boilers at Shotton and Grand-Couronne during 2006 and 2007. Furthermore, rebuilds of paper machinery to improve efficiency and quality were planned during 2005. These rebuilds will take place at Schongau and Kaipola during 2006.

Like all sectors of the paper industry, the market for newsprint is highly competitive and is affected mostly by price, although quality considerations are also a factor. In Europe, we compete with such manufacturers as Stora Enso, Norske Skog, Holmen AB, Myllykoski and Svenska Cellulosa Aktiebolaget SCA (publ). In addition, the aggregate annual exports of newsprint by Canadian producers to Europe amounted to approximately 6% of the European standard newsprint market and such producers compete with us. Russian producers are also exporting newsprint to Western Europe in greater volumes than before, accounting for approximately 4% of the European market in 2005.

Fine and Speciality Papers Division

The Fine and Speciality Papers Division accounted for approximately 23% of our 2005 sales. Besides coated fine paper and uncoated fine paper, including envelope papers, the division includes speciality papers, which are comprised of label and packaging papers. As of December 31, 2005, our fine paper business, with a production capacity of approximately 3.3 million tons per year, had the third-leading market position in Europe and the fifth in the world. Our European market share of demand in coated and uncoated fine paper recently has been 11-13%. In China, our capacity of 800,000 tons per year gives us a number two position in that wood-pulp based fine paper market. For a discussion of possible changes to the annual capacity of our paper divisions, see “Item 4. Information on the Company—Development of the Company.”

The following table sets forth certain financial and statistical data regarding the Fine and Speciality Papers Division:

	Year ended December 31,
	2005	2004 (As Revised)	2003 (As Revised)
	(€ in millions, except for percentages and personnel and production data)
Fine and Speciality Papers
Sales	2,237	2,275	2,245
Operating profit(1)	88	160	206
Capital employed (average)	2,843	2,640	2,621
ROCE (%)	3.1	6.1	7.9
Capital expenditure and acquisitions	265	345	303
Personnel (at December 31)	6,708	6,831	6,654
Deliveries (tons in 000’s)	3,060	3,074	2,879

(1)	Operating profit for 2005 includes a one-time depreciation charge of €8 million relating to the Nordland paper machine rebuild. Operating profit for 2004 includes income of €3 million related to the change in the Finnish employment pension scheme.

The Fine and Speciality Papers Division includes our fine and speciality paper machines, as well as the Kuusankoski, Wisaforest and Tervasaari pulp mills.

The most important raw material used in the production of both coated and uncoated fine paper is chemical pulp, with its content representing up to some 70% of fiber furnish. We supply most of the pulp internally from our own or associated pulp mills. Fine papers are used for copying, non-impact printing, facsimile, direct mail advertising, brochures and special interest magazines.

The fine paper operations produce a range of products on ten paper machines and related coaters. The products are produced by four of our mills: Nordland Papier AG (“Nordland”) in Dörpen, Germany; Kymi in Kuusankoski, Finland; UPM-Kymmene (Changshu) Paper Industry Co., Ltd. in Changshu, China, and UPM-Kymmene France S.A.S., in Docelles, France. In 2005, we commissioned a new paper machine at Changshu with a capacity of 450,000 tons per year. The mill’s capacity for coated fine paper was raised at the same time with the aim of coated grades representing a quarter of the production in the short-term. Total cost for the investment was approximately €390 million. In 2005, we decided to rebuild paper machine 3 at Nordland and paper machine 1 at Docelles. These rebuilds, with a combined cost of €108 million, will be completed in the third quarter of 2006 resulting in higher production, improved efficiency and better quality. The capacities and locations of the division’s mills allow deliveries to be made at short notice in the local markets based on specific orders.

The principal customers for the division’s fine paper products are paper merchants, office supplies wholesalers, printers and paper converters. Because the division’s fine paper products are primarily sold to merchants and wholesalers, the division’s sales and operating profit depend on underlying demand and also on the tendency of merchants to maintain, increase or reduce inventories of fine paper products that are dependent upon the relevant industry cycle. Therefore, most of the sales are based on short-term contracts. As in the magazine papers and newsprint divisions, fine papers are produced in response to firm orders received. Thus, there is no need to maintain inventories beyond what is needed to satisfy the delivery timetables of our customers. The market for fine paper in Europe is highly competitive. Our major competitors in Europe include M-real, Stora Enso, Sappi Limited, Portucel Soporcel Group, International Paper and Cartiere Burgo. In China, our competitors include Asia Pulp and Paper, Shandong Chenming Paper Holdings Ltd. and Stora Enso, and, in other Asian markets where we export fine papers, we compete with various local producers.

Production capacity for the division’s speciality papers at six paper machines totals approximately 790,000 tons per year.

We are the largest supplier of label papers to the pressure-sensitive labelstock business in the world with a market share of approximately 20% in 2005. The label papers unit produces face and release papers utilizing three paper machines in Finland with a total capacity of approximately 385,000 tons per year, following the completion of the rebuild of Tervasaari paper machine 8 in early 2006. The packaging papers unit produces brown sack as well as white and brown kraft papers with a total production capacity of approximately 405,000 tons per year predominantly for the European market, where our overall market share is slightly less than 20%. Sack and kraft papers are produced in Finland on three machines. At the end of 2005, two small and obsolete machine-glazed (“MG”) kraft paper machines with a combined capacity of 20,000 tons per year at Kuusankoski in Finland were permanently closed down.

Converting Division

The Converting Division accounted for approximately 14% of our 2005 sales. Our Converting Division manufactures pressure-sensitive labelstock and RFID smart labels, and industrial wrappings. We were the second largest producer of pressure-sensitive labelstock in the world and in Europe as of December 31, 2005, and one of the leading players in the developing RFID tag market. In industrial wrappings, we were the largest producer in Europe.

The following table sets forth the industry position of the Converting Division as of December 31, 2005:

	European position	Global position
Pressure-sensitive labelstock (UPM Raflatac)	2	2
Industrial wrappings (Walki Wisa)	1	—

The following table sets forth certain financial and statistical data regarding the Converting Division:

	Year ended December 31,
	2005	2004 (As Revised)	2003 (As Revised)
	(€ in millions, except for percentages and personnel and production data)
Converting
Sales	1,347	1,414	1,372
Operating profit(1)	70	71	32
Capital employed (average)	603	654	702
ROCE (%)	11.6	10.9	4.6
Capital expenditure and acquisitions	52	32	33
Personnel (at December 31)	3,435	4,676	4,620

(1)	Operating profit for 2005 includes a capital gain of €26 million from the sale of Loparex. Operating profit for 2004 includes income of €2 million related to the change in the Finnish employment pension scheme.

The following table sets forth the Converting Division’s sales by unit:

	Year ended December 31,
	2005	2004 (As Revised)	2003 (As Revised)
	(€ in millions)
UPM Raflatac	860	784	737
Walki Wisa	269	299	304
Sold units(1)	224	337	333
Internal	(6)	(6)	(2)

Total	1,347	1,414	1,372

(1)	Consists of sales of Loparex, our siliconized paper business sold in August, 2005. See “Item 5. Operating and Financial Review and Prospects—Recent Acquisitions and Divestitures.”

UPM Raflatac (“Raflatac”), a business unit of our Converting Division, is the second largest producer of pressure-sensitive labelstock in the world with a market share of nearly 20%, and has production facilities in four European countries as well as in the United States, Australia, Malaysia, China and South Africa. Raflatac sells its products to label converters which produce labels used for production, decoration and identification purposes. Raflatac has had average sales growth of approximately 10% per annum over the last ten years and to support further growth, a new production line was started up in the U.S. In addition, plans to build a new production facility in China were made during 2005.

Rafsec, a unit within our Raflatac business unit, has continued to develop RFID products and production processes and the commercialization of these products is under process in a competitive environment. We manufacture RFID tags at our mill in Jyväskylä, Finland and in September 2005 we started RFID tag production in Fletcher, North Carolina. We believe that Rafsec’s growth prospects are favorable in a market which is still in its infancy stage. At present, Rafsec’s sales are modest and operations are not profitable.

Walki Wisa, a business unit of our Converting Division, produces coated and laminated packaging materials and industrial wrappings in Finland, Germany, the United Kingdom, Sweden and China. Walki Wisa’s products are mainly used in the wrapping of paper, wood and steel products. Our Paper Divisions are customers of Walki Wisa. Recent activities in Europe in this rather mature business have been focused on streamlining of operations. In early 2005, a decision was made to invest in a converting factory in China adjacent to the Changshu paper mill. Strong growth in paper and paperboard production in China provides a good platform for increased demand for wrappings.

The following table sets forth the Converting Division’s 2005 sales by geographic market:

	€ in millions	Percent of division sales
Finland	63	5
Other European countries	815	60
U.S. and Canada	336	25
Rest of the world	133	10

Total	1,347	100%

Our main markets for converted products are the European countries, which together accounted for approximately 65% of total sales in 2005, while the United States and Canada accounted for approximately 25%. Although other markets accounted for only 10% of sales in 2005, the future growth potential in Asia is significant especially for Raflatac. Generally all converting businesses compete with a number of international and local competitors. The competitive structure, however, is not necessarily as dispersed as in the paper businesses.

Wood Products Division

As of December 31, 2005, we were the largest plywood producer in Europe in terms of production capacity and one of the world’s leading producers of high-quality plywoods. We were also Europe’s fourth largest supplier of sawn timber. The division also includes Puukeskus Oy (“Puukeskus”), a leading building supplies trading business in Finland.

The following table sets forth the annual capacity and industry position of our Wood Products Division’s manufacturing business units as of December 31, 2005:

	Capacity (1,000 m3/year)	European Position
Plywood	1,100	1
Sawmilling(1)	2,300	4

(1)	Including the Canadian sawmills with an annual sawn timber capacity of approximately 150,000 cubic meters reported in Other Operations.

The following table sets forth certain financial and statistical data regarding the Wood Products Division:

	Year ended December 31,
	2005	2004 (As Revised)	2003 (As Revised)
	(€ in millions, except for percentages and personnel and production data)
Wood Products
Sales	1,286	1,486	1,549
Operating profit(1)	1	106	20
Capital employed (average)	660	748	781
ROCE (%)	0.2	14.2	2.6
Capital expenditure	51	30	92
Personnel (at December 31)	6,362	6,851	7,711
Production (in 1,000 m3)
Plywood	916	969	936
Sawn timber	2,017	2,276	2,274

(1)	Operating profit for 2005 includes an impairment charge of €25 million in respect of sawmills in Finland, and an expense of €7 million relating mainly to restructuring of the sales network. Operating profit for 2004 includes income of €110 million from the sale of Brooks and €7 million arising from the change in the Finnish employment pension scheme costs, and charges of €34 million from restructuring of the sawmilling and plywood operations in Finland.

The Wood Products Division accounted for approximately 13% of our 2005 sales.

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

The following table sets forth the Wood Products Division’s sales by unit:

	Year ended December 31,
	2005	2004	2003
	(€ in millions)
Plywood	541	567	553
Sawmilling	452	498	515
Building supplies trade	394	519	608
Internal sales and other	(101)	(98)	(127)

Total	1,286	1,486	1,549

Plywood.    The plywood unit, which is responsible for our Wood Products Division’s plywood operations in Finland, France, Estonia and Russia, was Europe’s largest plywood manufacturer as of December 31, 2005. The production capacity of plywood unit is approximately 1.1 million cubic meters per year. Our plywood production comprises of higher-value-added products, such as special plywoods and veneers, as well as commodity plywood grades, all using the WISA brand. The main buyers of plywood products are the construction and transport industries, which use plywood in the construction of trailers and truck floors. Vehicle manufacturers use plywood because it is one of the strongest conventional lightweight materials available, making it possible to increase cargo capacity and reduce fuel consumption. Other uses for plywood include parquet flooring, scaffolding, concrete forming and shipbuilding, where plywood is used to build, among other things, the interiors of liquid natural gas transport tanks due to its ability to withstand extremely low temperatures without contracting. As part of streamlining our plywood operations in Finland, our plywood mill in Kuopio was closed down in 2005. In addition, the modernization of the Jyväskylä mill is part of our program to improve the cost competitiveness of plywood operations. To strengthen our position in Russia, we acquired the remaining 40% that we did not previously own of the Russian ZAO Chudowo RWS, a plywood and veneer producer, during 2005.

Our principal competitors in plywood production include Finnforest Corporation (“Finnforest”), various midsize Eastern European producers, and a number of smaller producers in certain localized markets. With respect to the production of construction grade plywood, our principal competitors include North American and Russian producers, which export a substantial portion of their plywood production to Europe.

Sawmilling.    As of December 31, 2005, we were Europe’s fourth largest producer of sawn timber. Our sawmilling unit operates seven sawmills in Finland with a production capacity of approximately 1.8 million cubic meters per year, one mill in Austria with a production capacity of approximately 360,000 cubic meters per year and one mill in Pestovo, Russia, with a production capacity of 210,000 cubic meters per year. Each cubic meter of sawn timber requires 2.0 to 2.5 cubic meters of raw wood. The unit also produces joinery products from sawn timber at six locations in Finland. These joinery factories manufacture products and semi-finished products for the building industry and interior decorating, as well as wooden components for industrial use. Sawn timber and joinery products also carry the WISA brand. Since 2001, we have transformed most of our sawmills to specialize in a single species of timber to raise production efficiency and improve quality.

In late 2004, we closed down our Aureskoski sawmill. In addition, we reduced production at our Alholma and Kajaani sawmills by approximately one-third during 2005. As a result of these measures our annual output of sawn timber decreased by nearly 400,000 cubic meters for 2005. To increase competitiveness and production of value-added products, we decided to modernize the Korkeakoski and Kaukas sawmills as well as to improve operations at Aureskoski and Heinola converting facilities.

Our principal competitors in the sawn timber and joinery sector are suppliers based in the Nordic countries, including Stora Enso, Finnforest, SCA Timber (“SCA Timber”), Iggesund Timber (“Iggesund Timber”) and Södra Timber. In addition, the unit faces competition from local producers, particularly in Germany and Austria, as well as from Russian, Ukrainian and other Eastern European producers.

Building Supplies Trade.    The building supplies unit operates the Puukeskus retail chain of mainly wood based building materials in Finland. Puukeskus has 29 retail outlets in Finland and one in Estonia. We sold our Danish retail chain operations, Anco Træ, in April 2004 and our Irish-based building supplies trade operation, Brooks, in August 2004. These businesses had combined annual sales of approximately €265 million in 2003 and employed 620 people.

In 2005, 87% of the Wood Products Division’s production was sold in the European Union countries, with sales in Finland representing approximately 39% of the division’s total sales. The other main markets were in the United Kingdom, Germany and France.

The following table sets forth the Wood Products Division’s 2005 sales by geographic market:

	€ in millions	Percent of business area sales
Finland	505	39%
Other European Union countries	616	48
Other European countries	43	3
U.S. and Canada	14	1
Rest of the world	108	9

Total	1,286	100%

Other Operations

The major business units in our Other Operations are the forestry departments, and energy department in Finland and our associated companies, the most important of which are Oy Metsä-Botnia Ab (“Metsä-Botnia”) and Pohjolan Voima Oy (“Pohjolan Voima”). The main purpose of these operations is to secure steady supplies of wood, energy and chemical pulp at competitive prices. Approximately 75% of the sales of these operations are to other units within the Group.

Other business units in Other Operations include:

•	our logistics companies, including Oy Rauma Stevedoring Ltd and UPM-Kymmene Seaways Oy, which are responsible for the forwarding, storage and export transport of our products;

•	our New Ventures business unit, which develops new products and services in support of our future business operations; and

•	our real estate business unit, which holds and trades business and residential premises in Finland.

Other Operations is also responsible for staff functions and shareholdings.

The following table sets forth certain financial data regarding Other Operations:

	Year ended December 31,
	2005	2004 (As Revised)	2003 (As Revised)
	(€ in millions, except for personnel data)
Other Operations
Sales(1)	517	538	495
Operating profit(2)	120	375	44
Forestry department (Finland)	64	66	49
Energy department (Finland)	135	118	95
Other	(79)	191	(100)
Personnel (at December 31)	3,535	3,034	3,124
Associated companies and joint ventures in Other Operations:
Share of results, after tax(3)
Metsä-Botnia	36	56	26
Pohjolan Voima	—	(5)	(17)
Other	5	7	13

(1)	Sales include sales outside the Group only.
(2)	Operating profit includes the following items: for 2005, a €57 million fine imposed by the EU Commission concerning antitrust activities in the plastic industrial sales market; for 2004, income of €249 million arising from the change in Finland’s employment pension scheme and charges of €11 million relating to the Group’s restructuring and €19 million relating to long term wood supply agreements; for 2003, charges of €19 million arising from the cancelled MACtac deal, and €6 million on the sale of the Rosenlew business, and €5 million arising from restructuring of the forestry department in Finland.
(3)	The 2004 figure includes income of €10 million arising from the change in the Finnish employment pension scheme, of which €6 million is attributable to Metsä-Botnia, €3 million to Pohjolan Voima and €1 million to other companies.

Our energy and forestry departments are described in “—Energy” and “—Wood Procurement” below.

Associated Companies and Joint Ventures

Metsä-Botnia

We own 47% of Metsä-Botnia, one of Europe’s biggest pulp producers with a capacity of 2.7 million tons per year. The other owners of Metsä-Botnia are M-real Oyj (“M-real”) (39%) and Metsäliitto Cooperative (“Metsäliitto”) (14%). Metsä-Botnia produces softwood and hardwood pulps at five mills in Finland and its sales in 2005 were €947 million. Metsä-Botnia had 1,654 employees as of December 31, 2005. Most of the pulp produced by Metsä-Botnia is supplied to its shareholders. Through our annual quota of 1.1 million tons per year, Metsä-Botnia has the ability to provide approximately one-third of our annual chemical pulp requirement. In 2005, we bought 466,000 tons of pulp from Metsä-Botnia.

During March 2005, Metsä-Botnia decided to invest US$1.1 billion (€0.9 billion) in a pulp mill in Uruguay with an annual capacity of approximately one million tons. Production at this mill is expected to begin in the second half of 2007. We are participating in this pulp mill project with a US$67 million (€57 million) direct cash investment. Botnia S.A. manages this pulp mill and its purpose is to provide its investors with low-cost pulp. We plan to use the low-cost pulp in our paper operations, especially in our fine paper operations in China. UPM’s ownership percentage in Metsä-Botnia and investment in Botnia S.A. is protected through an agreement by UPM, M-real and Metsäliitto that they will not sell any of their shares in Metsä-Botnia without first offering such shares to the other shareholders. The governments of Uruguay and Argentina are engaged in a dispute over the environmental effects of this pulp mill but this dispute is not expected to affect the progress of this pulp mill project, however, we cannot exclude the possibility thereof. The shareholders of Metsä-Botnia have committed to support Metsä-Botnia in arranging temporary financing, if needed.

Pohjolan Voima

We have a 40.9% interest in Pohjolan Voima, which generates and procures approximately 20 terawatt hours (“TWh”) of electricity and heat annually for its shareholders, which are typically Finnish industrial and power companies. The company supplies approximately 35% of our electricity requirement, mostly as hydropower and nuclear power. Nuclear power is generated by Teollisuuden Voima Oy, which is 57.7% owned by Pohjolan Voima. In 2005, Pohjolan Voima had sales of €535 million and it employed, at year-end, 932 people.

In 2003, Teollisuuden Voima decided to build a new nuclear power plant with a capacity of 1,630 megawatts (“MW”) in Olkiluoto, Eurajoki, Finland. We have reserved for our use approximately 470 MW, or 29% of the power capacity of the new plant via Pohjolan Voima. With our €40 million equity investment in the project made at the end of 2004, we intend to secure competitively priced electricity for our mills in Finland by 2010.

Fiber Supply

Our activities are based on close integration of raw materials, energy and production. The principal resources used in our production are chemical pulp, wood and energy.

Pulp is the major ingredient required in the manufacture of paper. There are three principal types of pulp: chemical pulp, mechanical pulp and recycled fiber pulp. Chemical pulp is produced by cooking wood chips in solutions of caustic chemicals to separate the cellulose fibers used for pulping. Mechanical pulp is produced by grinding logs or wood chips. In addition, recycled fiber, which is produced by deinking recovered paper, is used as a source for recycled fiber pulp. Our mechanical and recycled fiber pulp production is fully integrated with our paper production.

We produce close to 90% of the chemical pulp supplies necessary for our papermaking operations internally or through our associated company, Metsä-Botnia. The total production capacity of our five chemical pulp mills is 2.3 million tons per year. As of December 31, 2005, the Kaukas mill had an annual capacity of 740,000 tons, the Wisaforest mill had an annual capacity of 800,000 tons, the Kymi mill had an annual capacity of 540,000 tons, and the Tervasaari mill had an annual capacity of 240,000 tons. Our current chemical pulp entitlement from our 47% interest in Metsä-Botnia totals 1.1 million tons per year.

We sell most of our chemical pulp, which is considered a commodity, internally at market price. In order to balance chemical pulp production and the specific pulp requirements of our paper mills, we sell some of the chemical pulp we produce and purchase some other qualities of pulp from other suppliers in the open market. Our consumption of recycled fiber pulp amounted to 2.3 million tons in 2005, making us the largest user of recycled fiber for printing paper manufacturing in Europe. The waste paper required for the recycled fiber pulp was 2.9 million tons in 2005.

The following table sets forth our annual pulp production volumes:

	Year ended December 31,
	2005	2004	2003
	(1,000 tons)
Production(1)
Chemical pulp
Own production	1,840	2,241	2,027
From associated companies	466	568	605
Mechanical pulp	2,635	2,902	2,952
Recycled fiber pulp	2,259	2,257	1,875

Total	7,200	7,968	7,459

(1)	Includes the production of all our pulp mills.

The following table sets forth our annual pulp consumption volumes:

	Year ended December 31,
	2005	2004	2003
	(1,000 tons)
Consumption
Chemical pulp	3,089	3,290	3,139
Mechanical pulp	2,649	2,948	3,002
Recycled fiber pulp	2,261	2,259	1,877

Total	7,999	8,497	8,018

Energy

Energy is a significant component of paper industry costs, most notably in the production of mechanical pulp for magazine papers and newsprint. Integrated, low-cost energy is thus an important contributor to profitability when producing these grades of paper. Our energy policy is to secure supplies of electricity that are reliable and cost-effective. Energy supplied by power plants which we own or lease or which we have obtained through share ownership in power companies cover the electricity requirements of our Finnish mills. Outside Finland, most of the electricity used by our mills is purchased locally. Including our share ownership in power companies, we are approximately 70% self-sufficient in electric power.

Our electricity procurement in 2005 amounted to 19.2 TWh, of which 17.3 TWh was used internally and 1.9 TWh was sold. Total electricity consumption by our mills outside of Finland was 7.0 TWh.

The generating capacity available to us through in-house and leased capacity and through associated companies totaled approximately 2,585 MW as at December 31, 2005. Our most important associated companies in terms of energy are Pohjolan Voima, in which we have a 40.9% holding, and Kemijoki Oy, of whose hydropower shares we own 19.0%, representing 4.13% of Kemijoki’s total share capital.

As part of our environmental strategy, we have reduced our consumption of fossil fuels by substituting them primarily with biofuels. In 2005, biofuels accounted for 56% of our total fuel supply. The high share of biofuels of the total supply is a result of an extensive recent and on-going investment program including the construction of several power plants utilizing biomass fuels. At Shotton, a new €62 million power plant will begin production at the end of 2006, while Pohjolan Voima is similarly investing in a power plant at our Rauma mill. The new power plant utilizing biofuels at our Chapelle Darblay mill is expected to be completed during the first quarter 2007. In addition, we are expanding the capacity to receive biomass fuels at Kaipola mill and, we have expanded our use of biomass fuels to include the byproducts of logging. In 2005, we procured logging residues that generated energy of approximately 1.6 TWh. The energy was generated at our own power plants, as well as at our associated companies’ power plants. In addition, during 2005, we began trading emission rights. This trading had a slight positive impact on financial results.

Wood Procurement

We own 920,000 hectares of forestland in Finland, of which 770,000 hectares are in commercial use. Currently, the annual growth of these forests is estimated to be approximately four million cubic meters and the planned level of sustainable felling is 2.1 million cubic meters per year, representing approximately 10% of our consumption in Finland. In addition, we manage approximately 280,000 hectares of forestland for private forest owners in Finland. In 2005, we felled 1.5 million cubic meters of wood on our land in Finland, representing 8% of our Finnish wood consumption. We also own approximately 3,000 hectares and manage (through our Tilhill Forestry subsidiary) 154,000 hectares of forestland in the United Kingdom and own 79,000 hectares of forestland in the United States. In Canada, we have 17,000 hectares of forestland and also administer 953,000 hectares of Province-owned forestland under long-term licenses.

The following table sets forth our wood consumption by country:

	2005	2004	2003
	(1,000 m3)
Finland	18,860	21,480	20,910
United Kingdom	310	300	690
Austria	890	900	980
Canada	560	2,140	2,080
France	450	500	460
Germany	630	560	520
Russia	660	380	200
United States	510	410	410
Estonia	60	40	60

Total	22,930	26,710	26,310

Our total wood consumption was 22.9 million cubic meters in 2005. Wood consumption by our production plants in Finland totaled 18.9 million cubic meters. Of this amount, our paper divisions used approximately 72% and the Wood Products Division used approximately 28%. Of the total Finnish wood consumption, 4.3 million cubic meters was imported from Russia. Our forestry department in Finland is responsible for overall wood procurement and forest management. In addition to providing wood for our own mills, it supplied 4.0 million cubic meters of wood to associated companies and other mills outside of our Group.

Wood consumption by our mills outside Finland is purchased primarily from local suppliers pursuant to long-term contracts and totaled 4.0 million cubic meters in 2005.

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

Marketing

We sell most of our products primarily through our own sales network. We sell paper products mainly to European customers and have an established customer base in North and South America, Asia, Africa and Australia. We believe that maintaining our own sales organization in major markets improves our ability to respond to customers’ needs. The Converting Division has its own worldwide marketing and sales network. With respect to our Wood Products Division, we have sales and distribution companies in 14 countries as well as agents covering our most important markets around the world.

The following table sets forth our sales by market area:

	Year ended December 31,
	2005	2004	2003
	(€ in millions)
Germany	1,475	1,543	1,550
United Kingdom	1,166	1,295	1,216
Finland	951	1,029	1,090
France	627	710	725
Other European Union countries	2,091	2,291	2,041
Other European countries	498	422	775
U.S.	1,173	1,323	1,209
Canada	123	143	113
Rest of the world	1,244	1,064	1,068

Total	9,348	9,820	9,787

Seasonality of UPM’s Business

The demand for our products does not depend on the seasons in any material way, nor does our manufacturing or marketing substantially fluctuate due to the seasons. There is a tendency however that paper deliveries during the second half of the year are somewhat higher than during the first half, mostly explained by the Christmas catalogue season.

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

In some cases, we have also entered into licensing agreements, as a licensor or a licensee. As a licensee, we generally engage in strategic licensing agreements to reduce our own research and development costs and to focus our research and development efforts on our own core technologies. As a licensor, we generally enter into strategic arrangements on a case-by-case basis.

In 2005, we filed 8 patent applications as first filings and in addition to these 10 Patent Cooperation Treaty applications. As of December 31, 2005, our intellectual property rights were protected in various countries throughout the world, primarily in the United States and Europe, by approximately 630 patents and patent applications.

Environmental and Regulatory Matters

Our operations are subject to comprehensive environmental laws and regulations. Violations of these laws or regulations could result in fines, injunctions (including orders to cease the violating operations and to improve the condition of the environment in the affected area or to pay for such improvements) or other penalties. In addition, environmental permits are required for certain of our operations. These permits may be subject to revocation, renewal and modification by the issuing authorities at their discretion and in compliance with applicable laws. Our management believes that we are, in all material respects, in compliance with the environmental laws and regulations applicable to us and that our discharges and emissions are within or well below levels established by regulation or permits. We invest substantial capital resources on environmental compliance and monitoring of the environment. Our operating expenses (including depreciation) attributable to environmental protection amounted to €114 million and our capital expenditures on environmental protection amounted to €38 million in 2005, as compared to operating expenses (including depreciation) attributable to environmental protection of €112 million and €109 million in 2004 and 2003, respectively, and capital expenditures on environmental protection of €55 million and €37 million in 2004 and 2003, respectively.

We are committed to the principles of sustainable development as set out in the charter of the International Chamber of Commerce. In 1996, an environmental policy, which includes a principle of continual improvement of our environmental record, was approved for our operations. In 2002, this environmental policy was reviewed with minor amendments. Our management has set the goal that all of our major production plants should have ISO 14001 or other comparable standard compliant environmental management systems in use. At present, all of our paper and pulp mills have ISO 14001 certified environmental management systems in place. In addition, five of the Converting Division’s plants also have certified systems. Our Finnish plywood and sawmills, the Russian sawmill, our Finnish hydroelectric power plants and our forestry departments in Finland, France, the United Kingdom, Germany and Austria each have been granted an ISO 14001 certification. All of our pulp and paper mills in Finland and most of those elsewhere in Europe have also received approval for their systems under the EU’s Eco-Management and Audit Scheme (“EMAS”). For Finland, Germany and North America the paper mills published respective joint EMAS or other externally verified environmental statements.

We continued our work to gain certification for the chain of custody (“CoC”) for our wood raw material. In 2005, approximately 64% of the wood we used was from certified forests, as compared to approximately 67% and 67% in 2004 and 2003, respectively. Despite the increase of certified wood use in many countries, the 2005 lock-out at our Finnish mills due to a labor dispute caused the decrease in certified wood use in Finland and globally. We built our own global CoC model and implemented it in six mills and five forest departments in eight countries during 2005. The model meets the requirements of the main international CoC standards. During the summer 2004, we began field-testing to compare forest certification schemes in three countries: Finland, the United Kingdom and Canada. The study compares national forest certification schemes with the international Programme for the Endorsement of Forest Certification and Forestry Stewardship Council schemes in forests owned or managed by us. Our parallel testing of forest certification standards in Finland, the United Kingdom and Canada shows that five standards achieved a balanced approach, but with differences in emphasis to promoting the economic, social and environmental management of forests. The differences between standards reflect the values of the stakeholders who have been involved in standard-setting processes.

In 2003, the specific average waste water amount of paper production decreased by approximately 4% and the respective oxygen demand of discharges by approximately 11%. The total fossil carbon dioxide emissions of mill power plants remained about the same, while the total solid waste amount to landfills increased by approximately 5%. Paper production increased about 2%. In 2004, the specific average waste water amount of paper production decreased by approximately 6% and the respective oxygen demand of discharges by approximately 3%. The total fossil carbon dioxide emissions of mill power plants remained about the same, while the total solid waste amount to landfills decreased by approximately 26%. Paper production increased about 6%. In 2005, the specific average waste water amount of paper production decreased by approximately 3% and the respective oxygen demand of discharges by approximately 11%. The total fossil carbon dioxide emissions of mill power plants decreased 8%, while the total solid waste amount to landfills decreased by approximately 2%. Paper production decreased about 6%.

Our most important recent environmental impact projects concern the construction of three biofuel boilers at our mills in Shotton, Chapelle and Rauma mills. After start-ups of these boilers in the beginning of 2007, our total fossil carbon dioxide emissions will decrease by approximately 10%.

We have continued to improve the efficiency of our production processes and our use of energy for those processes. We also have continuously increased the use of renewable fuels. Both improving efficiency and increasing use of renewable fuels contribute towards decreasing specific carbon dioxide emissions. Inasmuch as the impact of any climate change legislation will depend on the implementation measures adopted by the various countries in which we have production facilities, we are currently not in a position to assess the scope of such impact or the need, if any, for capital expenditures in connection with any legislative proposals for addressing climate change. Based upon current information, however, we do not expect the implementation of climate change policies to have a material adverse effect on our financial condition and results of operations. Renewable fuels presently account for approximately 56% of all fuels used by us to generate heat and electricity at our mills’ sites.

EU-wide trading of carbon dioxide emissions allowances started on January 1, 2005. Required carbon dioxide emission permits were granted covering all our installations subject to the scheme. Required carbon dioxide emissions auditing procedures were organized during 2005 with external auditing organizations. Due to the labor dispute in Finland in the summer 2005 we used fewer allowances resulting in income of €11 million in our profit and loss account in 2005.

There has been a steady drive to increase the proportion of recycled fiber in the raw material base. We are the largest user of recovered paper for printing papers in Europe and the second largest in the world, with annual consumption of 2.9 million tons in 2005. Today, 28% of our total fiber usage for paper production is gained from recovered paper.

Forest and environmental protection legislation in Finland places the ecological and social sustainability of forests alongside their sustainability for commercial utilization. One of the central aims of the environmental legislation is to preserve natural biodiversity. As a result of current legislation, we provide extensive environmental training to our forestry department’s entire field personnel.

We have adopted a policy of not purchasing wood from protected forestlands or from any other areas designated by local forest or environmental authorities as being of special ecological importance. All suppliers of imported wood are required to provide proof of the origins of their wood.

We are included in the sustainability indices DJSI World and DJSI EuroStoxx, indices that have been adopted by Dow Jones for companies that are industry leaders in ecological and social sustainability. In 2005, we were selected again to the DJSI World Forest Products & Paper industry index as sector leader for 2006.

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

The following table sets forth the significant subsidiaries owned, directly or indirectly, by UPM-Kymmene Corporation, their country of incorporation, the percentage of shares of that subsidiary that we own and the percentage of voting power we have in that subsidiary:

Name of Company	Country of Incorporation	Percentage Owned	Percentage Voting Power
UPM-Kymmene Beteiligungs GmbH	Germany	100%	100%
UPM-Kymmene Vervaltung GmbH	Germany	100	100
UPM-Kymmene Administrations GmbH & Co. KgaA	Germany	100	100
UPM-Kymmene Papier GmbH & Co. KG	Germany	100	100
Nordland Papier GmbH	Germany	100	100
UPM-Kymmene Miramichi Inc.	Canada	100	100
UPM-Kymmene Investment Inc.	United States	100	100

Property, Plants and Equipment

Our executive offices are located at Eteläesplanadi 2, Helsinki, Finland, in a building which we own. In March 2006, we announced plans to sell these offices. After the sale, we plan to continue to occupy the premises under a long-term lease. We generally own all our manufacturing facilities. In addition to manufacturing facilities, we own a number of other facilities, including warehouses, distribution centers and shipping terminals.

Our manufacturing facilities include the following:

Location of Facility	Unit	Capacity		Principal Activity
(tons)
Paper Divisions

Austria
Steyrermühl	Steyrermühl	190,000 300,000		SC magazine paper newsprint

Canada
Miramichi, NB	Miramichi	450,000 150,000		LWC magazine paper timber, m³ in Other Operations

China
Changshu	Changshu	600,000 200,000		uncoated fine paper coated fine paper

Finland
Jämsänkoski	Jämsänkoski	120,000 610,000 140,000	(1)	LWC magazine paper SC magazine paper label papers

Kaipola	Kaipola	300,000 390,000		LWC magazine paper newsprint

Kajaani	Kajaani	160,000 450,000		SC magazine paper newsprint

Kuusankoski	Kymi	570,000 380,000 540,000	(1)	coated fine paper uncoated fine paper chemical pulp

Location of Facility	Unit	Capacity		Principal Activity
		(tons)
Lappeenranta	Kaukas	580,000 740,000		LWC magazine paper chemical pulp

Pietarsaari	Wisapaper Wisapulp	190,000 800,000		kraft paper chemical pulp

Rauma	Rauma	720,000 540,000		LWC magazine paper SC magazine paper

Valkeakoski	Tervasaari	460,000 240,000	(1)	kraft, envelope, release and base label papers chemical pulp

Voikkaa(1)	Voikkaa	410,000		LWC magazine paper

France
Docelles	Docelles	150,000		uncoated fine paper

Grand-Couronne	Chapelle Darblay	350,000		newsprint

Strasbourg	Stracel	280,000		magazine paper and special newsprint

Germany
Augsburg	Augsburg	380,000 120,000		LWC magazine paper SC magazine paper

Dörpen	Nordland	910,000 490,000		coated fine paper uncoated fine paper

Schongau	Schongau	230,000 500,000		SC magazine paper newsprint

Schwedt	Schwedt	300,000		newsprint

United Kingdom
Irvine	Caledonian	280,000		LWC magazine paper

Shotton	Shotton	520,000		newsprint

United States
Grand Rapids, MN	Blandin	350,000		LWC magazine paper

Location of Facility	Unit	Capacity	Principal Activity
(tons)
Converting Division

Australia
Braeside(2)	Raflatac	n/a	label materials

China
Changshu Shanghai(2)	Walki Wisa Raflatac	n/a n/a	packaging materials label materials

Finland
Jyväskylä	Rafsec	n/a	label materials

Pietarsaari	Walki Wisa	n/a	packaging materials

Tampere	Raflatac	n/a	label materials

Valkeakoski	Walki Wisa	n/a	packaging materials

France
Pompey (Nancy)	Raflatac	n/a	label materials

Germany
Jülich	Walki Wisa	n/a	packaging materials

Steinfurt	Walki Wisa	n/a	packaging materials

Malaysia
Johor	Raflatac	n/a	label materials

South Africa
Pinetown(2)	Raflatac	n/a	label materials

Spain
Polinyá (Barcelona)	Raflatac	n/a	label materials

Sweden
Örnsköldsvik	Walki Wisa	n/a	packaging materials

United Kingdom
Garstang(2)	Walki Wisa	n/a	packaging materials

Scarborough	Raflatac	n/a	label materials

United States
Fletcher, NC	Raflatac	n/a	label materials

Fletcher, NC(2)	Rafsec	n/a	label materials

Location of Facility	Unit	Capacity		Principal Activity
		(cubic meters)
Wood Products Division

Estonia
Otepää	Plywood	25,000		plywood

Finland
Heinola	Plywood	50,000		plywood

Joensuu	Plywood	55,000		plywood

Lahti	Plywood	n/a		plywood processing

Lappeenranta	Plywood	90,000		plywood

Pellos	Plywood	480,000		plywood

Savonlinna	Plywood	80,000		plywood

Jyväskylä	Plywood	100,000		plywood

Vuohijärvi	Plywood	80,000		veneer

Keuruu and Lohja	Plywood Plywood	18,000 (combined	)	plywood and veneer

France
Loulay	Plywood	50,000		plywood

Russia
Chudovo	Plywood	80,000 10,000		plywood veneer

Austria
Steyrermühl	Sawmilling	360,000		timber

Finland
Heinola	Sawmilling	100,000 20,000		timber components

Kajaani	Sawmilling	140,000		timber

Korkeakoski	Sawmilling	330,000		timber

Lappeenranta	Sawmilling	500,000 60,000		timber timber components

Leivonmäki	Sawmilling	80,000		timber

Luumäki (2)	Planing	20,000		components

Aureskoski	Planing	90,000		components

Pietarsaari	Sawmilling + Planing	250,000 45,000		timber components

Pori	Sawmilling	400,000		timber

Russia
Pestovo	Sawmilling	210,000		timber

(1)	For a discussion of possible changes to the annual capacity of our paper divisions, see “Item 4. Information on the Company—Development of the Company.”
(2)	Leased facility.

In addition to the manufacturing facilities listed above, we own six and lease three hydro power plants with an aggregate capacity of 125 MW and 73 MW, respectively.

Item 4A.    Unresolved Staff Comments

None.

Item 5.    Operating and Financial Review and Prospects

General

The information in this item concerning our financial condition and results of operations refers to the consolidated financial statements included elsewhere in this annual report, which are prepared in accordance with IFRS. IFRS differs in certain significant respects from U.S. GAAP. A reconciliation of the amounts of net profit and shareholders’ equity reported under IFRS to the amounts determined under U.S. GAAP is set out in Note 40 to the consolidated financial statements included elsewhere in this annual report. For a discussion of the principal differences between IFRS and U.S. GAAP, see “—Principal Differences Between IFRS and U.S. GAAP” in Note 40 of the notes to the consolidated financial statements included elsewhere in this annual report.

Overview

We have a relatively broad product portfolio, but our focus is on papermaking. The sale of magazine papers, newsprint and fine and speciality papers amounted to 68% of our total sales in 2005, compared with 67% in 2004 and 66% in 2003. We supply a broad range of paper products to our customers worldwide, including publishers, printers, retailers, converters and merchants. We derive additional revenue from the sale of converted products and wood products which both accounted for 13-15% of sales in the years 2005, 2004 and 2003. Converted products include pressure-sensitive labelstock, RFID labels and industrial wrappings. Converted products utilize our own proprietary technology and it is partially a customer of our speciality paper businesses. Wood products, which consists of plywood and sawn timber, also supply wood raw material to pulp and paper production. We are well-integrated, with a high degree of self-sufficiency in pulp and energy, while our forest holdings serve as a strategic buffer in the Finnish wood market. We are still primarily a European company, as sales to Europe represented 73% of total sales during the year 2005, compared with 74% in 2004 and 75% in 2003. North America represented 14% of sales in 2005, compared with 15% in 2004 and 14% in 2003, and sales to the rest of the world represented the remaining 13% of sales in 2005, 11% in 2004 and 11% in 2003. The geographic allocation of sales has remained similar over the past three years, but the importance of Asia and China in particular is growing. See “Item 4. Business Overview—Market Area.”

The main driving forces in the paper and forest products industry are general economic performance, advertising, paper demand trends, the industry’s capacity build-up through technological advancement and new investment, capacity closures, capacity utilization, commodity pricing, cost competitiveness and construction activity. The sales prices and capacity utilization rates for our main products are strongly affected by general business conditions in the markets in which we operate. Individual suppliers, due to a relatively large number of competitors, have very little influence on these factors and the resulting product sales cycles. As a result, the companies in the paper and forest products industry compete primarily on cost effectiveness to offset downturns in the sales cycles. Efficiency of operations, manufacturing costs, and the prevailing exchange rates between producer and consumer countries affect profitability in our industry. We believe that to be successful in the industry, a company should be positioned at the lower end of a cost curve in its core product areas, have a suitable, high-quality product mix and proximity to key global and local customers. Although we have been among the most profitable large companies in the paper and forest products industry in recent years, our profitability position may fluctuate depending on differences in business conditions for different products as well as on changes in currency exchange rates.

In order to maintain and improve our competitive position, our management has been focused on achieving greater efficiency and cost-control. Continuous cost savings measures that we have undertaken in recent years have reduced our unit manufacturing costs and supported our relative profitability in the current cycle. During 2003, we introduced a group-wide cost savings program aimed at achieving annual savings of €200 million by the beginning of 2005. We achieved the target ahead of time in the second quarter of 2004. In addition, the synergy benefits from our acquisition of Haindl in late 2001 positively affected our financial performance. The synergy benefits of €70 million were reached by the end of the third quarter in 2004 and exceeded thereafter. Our wood products operations have undergone a major restructuring in 2004-2005 to improve the cost structure of both sawmilling and plywood manufacturing. Closures of unprofitable papermaking units have also taken place. In 2003, two magazine paper machines at Blandin, with a combined annual production capacity of 157,000 tons, were closed. In 2004, the 100,000 tons per year speciality newsprint machine 17 at Voikkaa was closed down. At the end of 2005, two small MG kraft paper machines at Kuusankoski with a combined annual production capacity of 20,000 tons per year were permanently shut down. For a discussion of possible changes to the annual capacity of our paper divisions, see “Item 4. Information on the Company—Development of the Company.”

Trends in Our Business

In the early 1990s, numerous capacity expansions in the industry led to an oversupply of many forest products which, exacerbated by the recession in Western Europe and North America, led to reduced capacity utilization rates and intensified competition. Consequently, this period was characterized by lower paper and pulp prices. In 1994 and 1995, improvements in capacity utilization and price increases in certain paper grades created a favorable economic environment for industry participants. As a result of their improved financial position, paper producers then initiated a number of new capital investment projects. The overall capacity increase, however, was lower than during the previous industry cycle, as paper producers emphasized capacity gains through industry consolidation and greater financial strength. More controlled capital expenditure and consolidation have been characteristic of the industry in most recent years, although excessive investments have been made in some paper grades. Between 2001 and 2003, demand for most paper products was very weak, with declines in demand for certain paper grades resulting in oversupply and low prices. During 2004, paper demand began to strengthen and industry operating rates rose to a level where price increases were once again possible, mainly in the U.S. and offshore markets. During 2005, most paper prices noticeably increased in the United States and other offshore markets, but in Europe fierce competition limited price increases particularly in magazine and fine papers. Despite rather vigorous economic growth in the U.S., printing paper demand declined overall.

Although consumption by end-users of most paper grades has in general increased relatively steadily by an average of approximately 3% annually in recent years, significant fluctuations in levels of stocks maintained by paper producers and customers have periodically increased variations in demand. For example, from time to time, cyclicality has resulted from the practice of customers leveraging inventory capacity by increasing stocks at lower prices and then reducing stocks as prices increase.

Due to subdued demand growth, adverse price developments, cost pressures and resulting lower levels of profitability, industry participants have been more cautious about making significant investments in new production capacity. European and North American paper producers have mainly invested in their production assets through rebuilding and acquisitions, particularly in North America, rather than through investing in new paper machines. New capacity has, however, been introduced in Asia, and to a lesser degree in Europe in the area of newsprint, coated magazine and fine paper. Most recently, to control supply and avoid inventory build-up, several companies have announced significant restructuring programs including closure of capacity either permanently or temporarily. Capacity closures have taken place primarily in North America in the areas of newsprint and uncoated fine paper. For a discussion of our recent announcement in March 2006, regarding a new restructuring program and investment plans, see “Item 4. Information on the Company—Development of the Company.”

For certain paper grades, European industry participants also face a potential threat from producers in Asia and South America, as well as North America and Eastern Europe. In 2005, for example, Asian and South American producers’ share of the European uncoated fine paper market was approximately 4%. Approximately 10% of the newsprint consumed in Europe comes from North America and Russia. Throughout the early 1990s, Asian producers increased their investments in new capacity and their share of world paper production rose. However, as a result of economic uncertainty in the area, these investments slowed down considerably from 1997 through the early 2000s as decreasing demand growth in the area resulted in over-capacity and local producers faced financial difficulties. Recently, the activity has picked up, with the growth of the Chinese paper market bringing opportunities for paper companies. Significant investments in paper capacity are currently being made in China, including our new 450,000 tons per year fine paper machine, which started up in the summer of 2005 at Changshu.

Market Conditions for Paper Products

The main driving forces behind the demand for paper are economic growth, advertising in printed media and circulation of magazines, newspapers and other paper-based material used by consumers. It is typical for the paper industry that demand and prices fluctuate significantly from one year to another.

The following tables set forth global demand for printing papers in 2005:

	Magazine Papers	Newsprint	Fine Papers
	(Million tons per year)
Europe	11.3	13.4	20.0
U.S. and Canada	9.1	13.9	17.9
Rest of the world	3.7	18.5	37.5

Total	24.1	45.8	75.4

	Magazine Papers	Newsprint	Fine Papers
	(Kilograms per capita per year)
Europe	15.4	18.2	27.1
U.S. and Canada	27.6	42.4	54.8
Rest of the world	0.7	3.4	7.0

World average	3.7	7.1	11.7

Sources:	CEPIPRINT, CEPIFINE and Pulp and Paper Products Council (“PPPC”).

The following tables set forth changes in demand for printing papers in our principal markets, Europe and the United States and Canada in the last five years:

Changes in Demand for Printing Papers

Paper Grade	2005	2004	2003	2002	2001
	(Percentage change from prior year)
Europe

Newsprint	1	7	0	(5)	(2)
SC magazine	(1)	3	2	(1)	0
Coated magazine	0	6	6	2	(6)
Coated fine paper	3	8	3	2	(6)
Uncoated fine paper	1	6	0	0	(4)

U.S. and Canada

Newsprint	(6)	(2)	(1)	(2)	(11)
SC magazine	4	(2)	6	6	(11)
Coated magazine	(3)	8	6	5	(8)
Coated fine paper	(2)	11	(4)	5	(9)
Uncoated fine paper	(4)	2	(2)	(2)	(7)

Sources:	CEPIPRINT, CEPIFINE and PPPC.

Paper demand fluctuations have been rather significant in recent years. Weaker economic growth in 2001, the subdued advertising market and the utilization of previously built up inventories resulted in a decreased demand for paper, especially in the United States but also in Europe. In 2002, improvements were seen in the North American market as the economic growth improved, but the European paper demand continued to be weak. In 2003, magazine paper demand picked up, but the demand for newsprint and fine paper was still weak on both continents. In 2004, as a result of strong economic growth, advertising, direct mail, pagination and classified advertisements increased. Accordingly, paper demand overall grew above average in both Europe and North America, by approximately 6% in Europe and by approximately 2% in North America. In 2005, European paper demand advanced by approximately 1%, but in the U.S., led by large declines in newsprint and uncoated fine paper consumption, paper demand declined by approximately 3%. Speciality paper demand (not included in the table) is generally more stable than that of commodity paper grades. Label paper demand has continued to grow over the past five years, and the average long-term growth is approximately 5%. Demand for packaging paper typically grows more slowly following the trends in industrial production in selected process industries.

The following tables set forth changes in prices for printing papers in our principal markets, Europe and the United States and Canada, in the last five years:

Changes in Prices for Printing Papers(1)

Paper Grade	2005	2004	2003	2002	2001
	(Percentage change from prior year)
Europe

Newsprint	4	(2)	(13)	(13)	16
SC magazine	1	(3)	(7)	(5)	3
Coated magazine	1	(3)	(10)	(10)	4
Coated fine paper	0	(4)	(11)	(7)	(2)
Uncoated fine paper	(3)	(6)	(10)	(5)	(3)

U.S. and Canada

Newsprint	10	10	10	(21)	3
SC magazine	8	4	3	(14)	(2)
Coated magazine	17	5	1	(15)	(7)
Coated fine paper	12	4	3	(12)	(11)
Uncoated fine paper	8	5	(5)	(5)	(5)

Sources:	Pulp and Paper International (PPI) and Resource Information Systems, Inc. (RISI), benchmark prices.
(1)	Price changes in Europe are based on prices in euros and price changes in U.S. and Canada are based on prices in U.S. dollars.

Paper prices generally fluctuate more than demand. At the beginning of 2001, due to good demand, prices for magazine papers and newsprint increased to near record levels in Europe. Fine and speciality paper prices, along with pulp prices, were however under pressure during the year in both Europe and North America. During 2002, prices of all main paper grades declined rapidly, as overcapacity became persistent. The market situation began to improve in North America late in the year, however, and during 2003 prices began to gradually increase from their historically low 2002 levels, with the exception of uncoated fine paper. In Europe, average prices of newsprint, magazine papers and fine papers continued to decline sharply in 2003. During 2004, average prices of all main grades continued to erode even more in Europe. The 2004 European paper prices were at historically low levels, with prices approximately 15-25% lower than in 2000 depending on grade. In North America, industry operating rates were higher and prices continued to rise during 2004. In 2005, European prices for newsprint increased for the first time since 2001, with the average price increase being approximately 4%. Coated and uncoated magazine paper prices also rose marginally. Coated fine paper prices were practically unchanged but uncoated fine paper prices were under pressure throughout the year and they declined. In North America, further price increases were carried out, particularly in newsprint and magazine papers, and prices rose to well above their historical average level.

Market Conditions for Pulp

Pulp, which is a main ingredient in the manufacture of fine paper and an important element in the production of magazine papers and selected other paper grades, has a more volatile price history than paper. The table below sets forth the price development of the benchmark pulp grade, Northern Bleached Softwood Pulp (“NBSKP”), for the last five years.

Market Pulp (NBSKP) Prices, USD/ton

Year	Average	High	Low
2001	535	705	450

2002	463	490	435

2003	526	560	440

2004	617	660	560

2005	610	650	585

High/Low	Based on Monthly Average Prices

Global market pulp demand follows the paper business cycle. During 2001 and 2002, pulp markets were depressed due to weak paper demand, but with improving operating rates they improved somewhat in 2003.

During 2004, prices rose due to a strong demand for pulp and a decrease in producer inventories. Led by the strong demand growth in Asia, particularly China, global pulp markets continued to be in balance during 2005, and the average price did not change much from the previous year.

The direct impact of the fluctuation in market pulp prices on our overall profitability has been minimal since we use almost all our pulp production internally as raw material for our paper production and have a share of associated company Metsä-Botnia’s pulp production available for our paper manufacturing. Overall, we are approximately 90% self-sufficient in pulp.

Market Conditions for Converted Products

In 2001, the weaker general economic environment lowered the demand growth rate of pressure-sensitive labelstock from a year earlier, but it was still positive. The market for industrial wrappings was subdued. The weaker demand continued in 2002 with some improvement in the latter half, when signs of improved market conditions for pressure-sensitive labelstock emerged. During 2003, the North American market for pressure-sensitive labelstock improved, but the European demand was weak. Also, the Asian market developed positively. Weak demand in the paper and food industries led to weak markets for industrial wrappings in 2003. During 2004, the markets for converted products strengthened particularly in North America, but also in Europe. In particular, the demand for the pressure-sensitive labels increased significantly, driven primarily by growth in the United States of approximately 5% per year. European and Asian demand also picked up and selected price increases for pressure-sensitive label stock were carried out in markets during 2004. The industrial wrappings market in Europe improved during 2004 as paper and other process industry operating rates rose and paper-based wrappings demand grew. Solid market growth for pressure-sensitive labels was evident in all main markets during 2005. Strongest market growth took place in Asia, but the North American demand was also robust. In the RFID labels business, the year 2005 had significant growth, but the markets are only beginning to emerge. The demand growth for industrial wrappings was relatively stable, but competition was intense.

Market Conditions for Wood Products

Prices for plywood were relatively stable in 2001 as a result of good demand. During 2002, plywood prices declined somewhat due to fierce competition. Prices declined noticeably in 2003 due to tough market conditions and U.S. dollar based exporters becoming more active in the European market. The demand for plywood improved again in 2004 and the market became more favorable during the second half of the year. In 2005, plywood markets strengthened further and selected price increases took place. Sawn timber markets were oversupplied in 2001 and prices weakened. In 2002, sawn timber prices remained low, but as a result of low inventories and relatively good demand, prices began to rise once again towards the end of the year. During 2003, the market weakened especially in the second half of the year due to oversupply and average sawn timber prices in 2003 were little changed as compared to the year before. During 2004, sawn timber markets continued to be oversupplied as production from Scandinavia and Eastern Europe entered the market. As a result prices remained depressed throughout 2004. In 2005, the underlying demand for sawn timber was healthy in Europe but the market continued to be oversupplied. Signs of improving sawn timber markets did however emerge late in the year in Europe. The wood based building supplies business has been relatively brisk and stable between 2001 and 2005, driven by a strong level of construction and renovation activity in Europe.

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

We believe that the following critical accounting policies incorporate our more significant judgments and estimates used in the preparation of our consolidated financial statements. All of our accounting policies are summarized in our consolidated financial statements, which are included elsewhere in this annual report. Where there is a difference in accounting policy between U.S. GAAP (as reported in Note 40 of the notes to the consolidated financial statements) and IFRS that is material and contains significant critical estimates, we have included a separate discussion below.

•	Impairment of non-current assets (long-lived tangible and intangible assets and investments) We review long-lived assets and investments for potential impairment whenever events and changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is measured by comparing the carrying amount of the asset to its fair value, which is primarily determined based on estimated future net cash flows expected to be generated by the asset. The most significant variables in determining cash flows are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. To the extent carrying values exceed fair values, an impairment loss is recognized in operating results. We review goodwill at least annually to evaluate whether events or changes have occurred that would suggest an impairment of its carrying value. If this review indicates that goodwill will not be recoverable, as determined based on the estimated discounted cash flows of the cash-generating unit to which goodwill is allocated, impairment is measured by comparing the carrying value of the cash-generating unit to its fair value.

Under IFRS 3, Business Combinations, and the revised standards IAS 36, Impairment of Assets, and IAS 38, Intangible Assets, all business combinations must be accounted for under the purchase method, and the standard prohibits the amortization of goodwill and instead requires it to be tested for impairment annually, in accordance with the revised IAS 36. Goodwill related to acquisitions subsequent to March 31, 2004 is not amortized, and no goodwill assets have been amortized in 2005. Intangible assets with definite useful lives will continue to be amortized over their respective estimated useful lives. Intangible assets with indefinite useful lives are not amortized but are tested for impairment at least annually.

Under U.S. GAAP (FAS 142), goodwill and intangible assets with indefinite useful lives are no longer amortized but are tested for impairment at least on an annual basis, or more frequently whenever events and circumstances indicate that the carrying amount may not be recoverable, in accordance with the provisions of FAS 142. The impairment test for intangible assets with indefinite useful lives is a comparison of carrying value with fair values, which is generally consistent with IFRS.

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

Changes in any of these estimates, projections and assumptions could have a material effect on the fair value of goodwill in future measurement periods and could result in an impairment of goodwill with a material effect on our future net income and shareholders’ equity under U.S. GAAP.

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

If a triggering event occurs, we first determine whether the asset’s carrying value is recoverable, which is based on future undiscounted cash flows. In estimating these future cash flows, we use future projections of cash flows directly associated with and that were expected to arise as a direct result of the use and eventual disposition of the assets. These assumptions include, among other estimates, projections of future product pricing, production levels, product costs, market supply and demand and projected capital spending. If it is determined that a long-lived asset is not recoverable, an impairment loss would be calculated based on the excess of the carrying amount of the long-lived asset over its fair value, primarily determined based on discounted cash flows. Changes in any of our estimates could have a material effect on the estimated future cash flows expected to be generated by the asset and result in a future impairment of the involved assets with a material effect on our future net income and shareholders’ equity under U.S. GAAP.

•	Useful lives of tangible and intangible assets. We calculate depreciation and amortization of tangible and intangible assets on a straight-line basis so as to write off the cost of the assets over their expected useful lives. The economic life of an asset is determined based on expected physical wear and tear, economic and technical aging, legal or other limits on the use of asset and obsolescence. If some of these factors were to deteriorate materially, resulting in an impairment of the assets’ ability to generate future cash flows, we may accelerate depreciation and amortization to reflect the remaining useful life or record an impairment loss.

•	Biological assets. Under IFRS, we measure our biological assets (i.e., living trees) at their fair value less estimated point-of-sale costs. The fair value of biological assets other than young seedling stands is based on discounted cash flows from continuing operations. The fair value of young seedling stands is the actual reforestation cost of those stands. Our continuous operations, maintenance of currently existing seedling stands and felling of forests during one rotation, are based on our forest management guidelines. In the calculation, we take into account the growth potential and environmental restrictions and other reservations of the forests. We calculate felling revenues and maintenance costs on the basis of actual costs and prices, taking into account the projection of future price development. Periodic changes resulting from growth, felling, prices, costs and other premise changes are included in operating profit in our income statement.

•	Doubtful accounts. We review our doubtful accounts on a monthly basis for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional charges may be required. As a part of this evaluation, we take into account historical bad debts, customer concentrations, customer creditworthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts.

•	Inventory obsolescence. We value our inventories at the lower of cost or expected market price, based on assumptions about future demand and market conditions. We monitor inventory levels on a periodic basis based on expected usage. If actual market conditions prove to be less favorable than those projected by the management or future demand is different than management’s projections, additional inventory write-downs may be required.

•	Environmental provisions. We are committed to complying with stringent regulations about environmental quality. We estimate potential future costs relating to environmental matters on a case-by-case basis based on our current interpretation of environmental laws and regulations in the territories we operate. The final outcome of these uncertainties could be different from current estimates, which could have a material impact on the results of operations of future periods.

•	Pension and post-retirement benefits. We operate a mixture of pension schemes in accordance with the local conditions and practices in the countries in which we operate. Such benefit plans vary according to the customary benefit plans prevailing in the country concerned. Most of these programs are defined benefit pension schemes with retirement, disability, death and termination income benefits. Several statistical and other actuarial assumptions are used in calculating the expense and liability related to the plans. These factors include assumptions about discount rate, expected return on plan assets, changes in future compensation and withdrawal. Statistical information used may differ materially from actual results due to changing market and economic conditions, changes in service period of plan participants or changes in other factors. Changes in actuarial assumptions are charged or credited to income statement over the remaining service lives of the employees and therefore affect recognized expense and obligation in future periods. Significant differences in actual results and initial estimates or changes in assumptions may materially affect pension obligation and future expense. The retirement income benefits are generally a function of years of employment and final salary with the company and are generally coordinated with local national pensions. Generally, the schemes are either funded through payments to insurance companies or to trustee-administered funds as determined by periodic actuarial calculations, or the obligations are assumed directly by us. Under U.S. GAAP, the cost of these plans is reported and accounted for in accordance with FASB Statement Nos. 87, 88 and 132R.

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

•	Taxes. As a part of preparing our consolidated financial statements, we are required to make estimates regarding our income taxes in each of the jurisdictions and countries in which we operate. We record the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in the consolidated balance sheet, as well as operating loss and tax credit carryforwards. For each tax jurisdiction, we follow specific and detailed guidelines regarding the assessment of the recoverability of any tax assets recorded on the balance sheet, including scheduling of projected taxable income and consideration of available prudent and feasible tax planning strategies. Deferred tax assets are recorded based on the amount that is more likely than not to be realized.

Sensitivity Analysis

The main factor affecting our financial results is the sales prices of our paper. We estimate that a hypothetical 10% increase in paper prices would have had a positive effect of €310 million, €130 million and €215 million on the operating profits of our magazine papers division, newsprint division and fine and speciality paper division, respectively, for the year ended December 31, 2005. A similar 10% change in the volume delivered, on the other hand, would only have had approximately half the effect on operating profits as compared to the same percentage change in paper prices. A 10% increase in the price of plywood and sawn timber would have had a positive effect of €55 million and €45 million, respectively.

Long-term changes in exchange rates also have a marked impact on our financial results. We estimate that a hypothetical 10% change in the value of the U.S. dollar against the euro would result in a change of approximately €55 million in pre-tax profits in the short term and approximately €110 million in the long term under our current hedging policy and based on year-end 2005 net currency flows, which assumes that 50% of net currency exposure has been hedged for twelve months ahead in accordance with our hedging policy.

Cost Structure

Our main costs and expenses are personnel expenses and the cost of our fiber raw materials. Delivery cost to customers worldwide is also a major cost item. In 2005, costs and expenses totaled €8.1 billion, as compared to €8.5 billion and €8.5 billion in 2004 and 2003, respectively.

The following is a breakdown of our cost structure (excluding depreciation) in 2005, 2004 and 2003:

	As a percentage of total costs
	2005	2004	2003
Personnel expenses	19%	20%	20%
Logs and pulpwood	13	14	13
Delivery	12	12	12
Chemicals and fillers	13	13	12
Energy	10	9	8
Recovered paper	3	3	3
Other raw materials	11	10	10
Other(1)	19	19	22

Total	100%	100%	100%

(1)	Other costs include, among others, maintenance costs, external services and administrative expenses.

Of the world commodity prices, changes in crude oil have limited direct impact on us. We estimate that a hypothetical $5 per barrel increase in crude oil prices would decrease our operating profits by less than €10 million over a twelve-month period. Indirect effects on our transpiration costs and oil-based raw materials are greater.

Recent Developments

Recent Acquisitions and Divestitures

In November 2005, we acquired the Russian wood procurement company ZAO Tikhvinsky Komplexny Lespromkhoz.

In August 2005, we sold Loparex, our siliconized release material business, for a total consideration of €230 million with a gain on sale of €26 million. In 2004, the operations of Loparex had annual sales of €337 million and employed 1,360 people.

In March 2005, we sold our remaining 19.9 million shares of Metso for a total amount of €282 million with a capital gain of €89 million.

In November 2004, we announced our withdrawal from a planned wood procurement and possible pulp mill project in Zhanjiang, Guandong province in China.

In August 2004, we sold the Irish building supplies chain Brooks for €213 million with a capital gain of €110 million. In 2003, Brooks had annual sales of €195 million and 430 employees.

In April 2004, we sold the Danish building materials retail chain Anco Træ. The financial impact of the transaction was not significant. In 2003, the operations in question had annual sales of €70 million and employed 190 people. The financial impact of the transaction was not significant.

In November and December 2003, we sold 11.3 million shares of Nokia for an aggregate amount of €168 million. We realized capital gains of €147 million on the sale. As a result of the sale, we no longer own any shares in Nokia.

In October 2003, we sold our 8.2% interest in the real estate company Polar Kiinteistöt for an aggregate consideration of €11 million. The financial impact of the transaction was not significant.

In September 2003, we sold our Rosenlew flexible intermediate bulk container operations. The business had approximately 470 employees and annual sales of approximately €40 million. The financial impact of the transaction was not significant.

Restructuring Activities

In March 2006, we announced an extensive restructuring program. In connection with this program, we are planning to (i) possibly close down our mill in Voikkaa, Finland during the third quarter of 2006; (ii) possibly close down the paper machine 7 at our Kymi mill in Finland during the third quarter of 2006; (iii) possibly close down the paper machine 6 and the semi-alkaline pulp line at our Tervasaari mill in Finland during the second quarter of 2007, and (iv) cease the production of coated magazine paper on the paper machine 4 at our mill in Jämsänkoski, Finland. Through these closures, we plan to reduce 17% of our coated magazine paper capacity in Europe and 12% of our coated fine paper capacity in Europe, and cease our production of brown sack paper. The extent and timing of the implementation of this program is subject to negotiations with our employees, which are expected to be finalized during the second quarter of 2006. If each of the possible actions of this program are implemented, the resulting impact could be a total workforce reduction of approximately 3,600 employees during 2006-2008, fixed asset write-offs amounting to approximately €130 million in the second quarter of 2006, and a provision for personnel reductions of approximately €30 million in the second quarter and approximately €35 million in the second half of 2006. The cash effects of these write-offs will occur primarily in 2006 and 2007. We do not anticipate a loss in revenues due to the program, except for approximately €50 million a year after the second quarter of 2007 resulting from the cessation of brown sack paper production. In addition, in connection with this program we plan to invest approximately €370 million to improve the production efficiency of our pulp mill in Kymi and to convert a paper machine at our Jämsänkoski mill so that it can produce label papers.

In October 2005, the negotiations relating to the closure of two paper machines at our Kymi mill were concluded. The machines had an aggregate annual capacity of 20,000 tons. The financial impact of the close-down on our results was insignificant.

In December 2004, we closed the 240,000 tons per year kraft pulp mill at Miramichi. As a result, we booked a charge of €110 million in 2004 due to the Miramichi closing and associated restructuring charges.

In October 2004, we restructured the Wood Products Division’s businesses in Finland. As a result, our annual sawmilling production decreased by about 400,000 cubic meters and birch plywood production by 70,000 cubic meters. Personnel reductions associated with these restructuring efforts were approximately 650 employees. We closed our Aureskoski sawmill and our Viiala plywood mill at the end of 2004, and our Kuopio plywood mill during the latter half of 2005. We also reduced the sawmilling production at our Alholma and Kajaani mills by about one third in 2005. We also adjusted our staff functions accordingly. We booked charges of €34 million relating to these restructurings.

In May 2004, we closed down a book paper machine with a capacity of 100,000 tons per year, together with the adjacent stone ground-wood plant, at our Voikkaa paper mill. As a result, we booked a charge of €9 million in 2003.

In January 2003, we closed the two oldest paper machines at the Blandin mill. The paper machines were originally built in 1931 and 1963. Based on the machines’ age and production capacity, we decided that the paper machines were no longer competitive, irrespective of any future investment. The Blandin mill will continue to operate its two newer machines, which were built in 1975 and 1989. As a result of these initiatives, we also reassessed the useful lives of the newer machines.

Currency Fluctuations

The euro was introduced as our accounting currency on January 1, 1999. After its introduction, the euro has increasingly been used as the pricing currency, although sales also often take place in the customer’s own currency, and the breakdown of sales by country may also be partly indicative of the breakdown by currency. Additionally, long-fiber chemical pulp is generally priced in U.S. dollars. In general, the introduction of the euro has reduced our exposure to exchange rate fluctuations. In 2005, total foreign exchange gains resulting from currency fluctuations and included in the profit and loss account net of our hedging activities were €19 million, compared to gains of €61 million in 2004 and losses of €62 million in 2003. See “Item 11. Quantitative and Qualitative Disclosures about Market Risks.”

For additional discussion regarding the currency risk exposure of the Company, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Exposure.” During 2005, the U.S. dollar increased in value against the euro by approximately 13.4% compared to the year-end rate for the previous year, and the value of the British pound sterling increased in 2005 by 2.8% from December 31, 2004.

Finnish Corporate Tax Rate

Effective January 1, 2005 the Finnish corporate tax rate was reduced to 26% from 29%. We expect this reduction to have a favorable impact on our net profit because in the past more than half of our profit before tax has been generated from our Finnish operations.

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

New IFRS standards and revised IAS standards

In 2005, we adopted all of the new and revised Standards issued by the International Accounting Standards Board (the “IASB”) that are relevant to our operations and effective for accounting periods beginning on January 1, 2005. The adoption of these new and revised IASB Standards has resulted in changes to our accounting policies in the following areas that have affected the amounts reported for the current or prior years:

In December 2003, the IASB released revised IAS 32, Financial Instruments: Disclosure and Presentation and IAS 39, Financial Instruments: Recognition and Measurement. These new standards must be applied for annual periods beginning on or after January 1, 2005. Under IAS 39 (revised) it is no longer possible to reverse impairment losses on available-for-sale equity instruments through profit or loss, i.e. any subsequent increase in fair value is recognized in equity. The standard requires retrospective application, i.e. restatement of comparative information resulting in a reversal of a gain of €26 million in the 2004 income statement to fair value reserve in equity.

We adopted IAS 39 (Amendment), Cash Flow Hedge Accounting of Forecast Intragroup Transactions from January 1, 2005. The effective date for the amendment is January 1, 2006. The amendment allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in the consolidated financial statements provided that: a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and b) the foreign currency risk will affect consolidated profit and loss.

In February 2004, the IASB issued IFRS 2, Share-based Payment. The standard requires the recognition of share-based payment transactions in the financial statements, including transactions with employees or other parties to be settled in cash, other assets, or equity instruments of the Company. IFRS 2 is effective for fiscal years beginning on or after January 1, 2005 and applies to grants of shares, share options or other equity instruments that were granted after November 7, 2002 and have not yet vested as of the effective date of the standard. The standard requires retrospective application resulting in a share-based payment expense for the comparative years ended December 31, 2004 and December 31, 2003 of €12 million and €6 million, respectively. The corresponding expense for 2005 is €8 million.

In March 2004, the IASB issued IFRS 3, Business Combinations, and the revised standards IAS 36, Impairment of Assets, and IAS 38, Intangible Assets. IFRS 3 is required to be applied to all business combinations for which the agreement date is on or after March 31, 2004. Goodwill related to acquisitions prior to March 31, 2004 continued to be amortized through December 31, 2004 as required under the IFRS transition guidance, while goodwill related to acquisitions subsequent to March 31, 2004 is not amortized. Intangible assets with definite useful lives will continue to be amortized over their respective estimated useful lives. Intangible assets with indefinite useful lives are not amortized. The revised standards IAS 36 and IAS 38 are effective for fiscal years beginning on or after January 1, 2005. Amortization of acquired goodwill in 2004 totaled EUR 100 million. These assets will not be amortized in 2005.

The adoption of IFRS 5, Non-current Assets Held for Sale and Discontinued Operations has resulted in a change in accounting policy for non-current assets (or disposal groups) held for sale. The non-current assets (or disposal groups) held for sale were previously neither classified nor presented as current assets or liabilities. There was no difference in measurement for non-current assets or (disposal groups) held for sale or for continuing use. The application of IFRS 5 does not impact on the prior-year financial statements.

IAS 1 (revised), Presentation of Financial Statements, requires minority interests to be included in our equity in the consolidated balance sheet and it is no longer deducted from our net profit for the period. Minority interests were previously presented as a separate category in our balance sheet. In addition, IAS 1 (revised) requires that the tax related to the result of associated companies is not included in our tax expense. Our share of the results of associated companies after tax is included in one income statement line. As a consequence of these changes the results of associated companies and correspondingly tax expense were decreased by €6 million in 2004 and €7 million in 2003.

IFRIC 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds will be effective from January 1, 2006. Our current accounting policy is already in accordance with IFRIC 5 so there will be no change for the future financial statements.

New Accounting Pronouncements under IFRS

The impact of new and revised IFRS on basic and diluted earnings per share is disclosed in Note 13 to the consolidated financial statements. Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for accounting periods beginning on or after January 1, 2006 or later periods but which we have not adopted early.

The amendment to IAS 19, Employee Benefits (effective from January 1, 2006) introduces the option of an alternative recognition approach for actuarial gains and losses. It also adds new disclosure requirements. As we do not intend to change the accounting policy adopted for recognition of actuarial gains and losses, adoption of this amendment will only impact the format and extent of disclosures presented in financial statements. We will apply this amendment from annual periods beginning January 1, 2006.

IAS 39 (Amendment), The Fair value Option (effective from January 1, 2006) changes the definition of financial instruments classified at fair value through profit or loss and restricts the ability to designate financial instruments as part of this category. We do not expect the adoption of this amendment to have a material impact on the classification of financial instruments.

The amendments to IAS 39 and IFRS 4, Financial Guarantee Contracts (effective from January 1, 2006) require issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognized at their fair value and subsequently measured at the higher of the unamortized balance of the related fees received and deferred, and the expenditure required to settle our commitment at the balance sheet date. We do not expect the adoption of these amendments to have a material impact on the financial statements.

IFRS 7 Financial Instruments: Disclosures, and a complementary amendment to IAS 1, Presentation of Financial Statements Capital Disclosures, are effective from January 1, 2007. IFRS 7 introduces new disclosures to improve the information about financial instruments. The amendment to IAS 1 introduces disclosures about how an entity manages its capital. We will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning January 1, 2007. Adoption of IFRS 7 and the amendment to IAS 1 will expand disclosures presented in the financial statements.

IFRIC 4 interpretation, Determining Whether an Arrangement Contains a Lease, is effective from January 1, 2006. We do not expect the adoption of this interpretation to have a material impact on our financial statements.

IFRS 2 applies to share-based payment transactions in which the entity receives or acquires goods or services. Interpretation, IFRIC 8 includes into the scope of IFRS 2 the transactions that the entity, when granting its own shares, cannot identify the goods or services received. The interpretation is effective for annual periods beginning on or after May 1, 2006. We are currently estimating the impact of adopting IFRIC 8 in our financial statements.

Results of Operations

The following tables set forth the sales and operating profits of our divisions in accordance with IFRS and the production and delivery volumes of paper and wood products for the three most recent years:

	Year ended December 31,
	2005	2004 (As Revised)	2003 (As Revised)
	(€ in millions)
Sales by Division
Paper Divisions
Magazine papers	3,091	3,292	3,293
Newsprint	1,308	1,295	1,273
Fine and speciality papers	2,237	2,275	2,245
Converting division	1,347	1,414	1,372
Wood products division	1,286	1,486	1,549
Other operations	517	538	495
Interdivisional sales	(438)	(480)	(440)

Total	9,348	9,820	9,787

	Year ended December 31,
	2005	2004 (As Revised)	2003 (As Revised)
	(€ in millions)
Operating Profit by Division
Paper Divisions
Magazine papers	(78)	(83)	53
Newsprint	77	(2)	(9)
Fine and speciality papers	88	160	206
Converting division	70	71	32
Wood products division	1	106	20
Other operations	120	375	44

Total	278	627	346

	Year ended December 31,
	2005	2004	2003
	(In 1,000 tons, except sawn timber and plywood)
Production
Papers total	10,223	10,886	10,232
Chemical pulp	1,840	2,243	2,027
Plywood, 1000 m³	916	969	936
Sawn timber, 1000 m³	2,147	2,409	2,408

Deliveries
Magazine papers	4,486	4,940	4,822
Newsprint	2,592	2,719	2,587
Fine and speciality papers	3,060	3,074	2,879
Converting papers	34	59	54

Total	10,172	10,792	10,342

The Year ended December 31, 2005 Compared to the Year ended December 31, 2004

Turnover

General.    Our sales were €9,348 million for the year ended December 31, 2005, as compared to €9,820 million for the year ended December 31, 2004. Our total paper deliveries for the year ended December 31, 2005 amounted to 10,172,000 tons, down by 6% compared with 10,792,000 tons for the year ended December 31, 2004. One of the main reasons for this decrease in paper deliveries is the seven-week labor dispute in Finland and the eight-month strike at the Miramichi mill in Canada. Although the decrease in deliveries and the divestitures of selected businesses, including Brooks and Anco Træ wood based building supplies businesses in 2004, and Loparex in the autumn of 2005, negatively affected sales, higher paper prices particularly in the U.S. as well as the growth of our pressure-sensitive labelstock business increased sales. The effects of currency exchange rate movements on sales were minimal, as the average euro vs. U.S. dollar exchange rate changed only slightly in 2005 versus 2004.

Magazine Papers.    Sales in our Magazine Papers Division were €3,091 million for the year ended December 31, 2005, a decrease of 6.1% from sales of €3,292 million for the year ended December 31, 2004. Deliveries of magazine papers were 4,486,000 tons in 2005, down by 9.2% from 4,940,000 tons in 2004. The Finnish labor dispute during the second quarter and the strike in Miramichi resulted in decreased deliveries. After the labor disputes ended, production levels returned to normal relatively quickly. Demand for coated magazine paper was similar in Europe, but declined by 3% in the United States in 2005 as compared to 2004. Demand for uncoated magazine paper in turn decreased 1% in Europe and increased 3% in the United States as buyers substituted more expensive coated paper with uncoated grades. Overall, the circulation of general interest magazines and magazine advertising pages showed weaker trends, but conditions in the special-interest magazine market were more favorable and growth in direct mail advertising continued.

Sales of magazine paper were positively affected by the approximately 1% higher average magazine paper prices in Europe in 2005 as compared to 2004. In the U.S., the dollar-based magazine paper prices in North America increased by approximately 14% in 2005.

Newsprint.    Sales in our Newsprint Division were €1,308 million for the year ended December 31, 2005, an increase of 1% from sales of €1,295 million for the year ended December 31, 2004. Deliveries of newsprint declined 4.7% to 2,592,000 tons for the year ended December 31, 2005 from 2,719,000 tons for the year ended December 31, 2004 primarily due to the effects of the seven-week Finnish labor dispute. Standard newsprint demand in Europe, our main market, increased 1%, driven by the growth in newspaper advertising and classified advertisements particularly in Germany and new member states of the EU. Demand for speciality newsprint grades in Europe changed only slightly for the year ended December 31, 2005.

On average, newsprint market prices were up by 4% for the year ended December 31, 2005 as compared to the year ended December 31, 2004. In other markets, including the United States and Asia, newsprint prices continued to rise throughout the year, averaging more than 10% in 2005.

Fine and Speciality Papers.    Sales in our Fine and Speciality Papers Division were €2,237 million for the year ended December 31, 2005, a decrease of 1.7% from sales of €2,275 million for the year ended December 31,

2004. Deliveries of fine and speciality papers decreased only slightly, by 0.5% to 3,060,000 tons for the year ended December 31, 2005 from 3,074,000 tons for the year ended December 31, 2004. The Finnish labor dispute negatively affected deliveries of our Kymi fine paper mill and speciality papers. The commencement of commercial production of the second paper machine in China in mid-year positively contributed to deliveries. Demand for fine paper in Europe, during the year ended December 31, 2005, continued to increase from the year ended December 31, 2004. Demand for uncoated fine paper grew by approximately 1% and demand for coated fine paper by approximately 3%. Strong demand for fine paper continued in China, supported by China’s more than 9% economic growth. In North America, fine paper consumption declined. For label papers, demand grew throughout the year while the demand for packaging papers was more stable.

Sales of fine and speciality papers were to a certain degree negatively affected by lower prices. In Europe, our primary market for fine and speciality papers, average prices of uncoated fine papers declined 2% and average prices of coated fine papers remained flat in 2005. In China, new capacity brought on to the market increased competition and prices were slightly under pressure during the second half of the year, but average fine paper prices changed only slightly. The average prices for label papers in 2005 were somewhat higher than in 2004, while prices for packaging papers were relatively stable.

Converting.    Sales in our Converting Division were €1,347 million for the year ended December 31, 2005, a decrease of 4.7% from sales of €1,414 million for the year ended December 31, 2004. The decrease was caused by the divestment of Loparex during August 2005 and the lower sales by Walki Wisa due to the effects of the labor dispute in Finland. The higher demand, and particularly deliveries of pressure-sensitive labels produced by our Raflatac subsidiary, increased sales.

Sales by Raflatac increased 10% to €860 million for the year ended December 31, 2005 from €784 million for the year ended December 31, 2004. The demand for pressure-sensitive labels grew in all our key markets, but the strongest growth for Raflatac took place in North America, where new capacity was started up during the year. Also, sales in Asia-Pacific increased more than 10%. The increase in sales was a result of increased deliveries, as there was little change in overall average prices for our products. Rafsec almost doubled its delivery volumes during 2005, but sales in this stage are still modest as business is at its infancy stage.

Sales by Walki Wisa decreased 10% to €269 million for the year ended December 31, 2005 from €299 million for the year ended December 31, 2004. Demand for industrial wrappings in Europe was relatively stable, but Walki Wisa suffered from the loss of market share due mainly to the effects of the labor dispute in Finland. Competition in this business area is fierce and it was difficult to pass on the selected raw material price increases to customers.

Wood Products.    Sales in our Wood Products Division were €1,286 million for the year ended December 31, 2005, a decrease of 13.5% from sales of €1,486 million for the year ended December 31, 2004. This decrease was mainly due to the sale of our building supplies trade businesses of Anco Træ and Brooks during 2004, when these two businesses had combined sales of €160 million. Lower sawn timber deliveries also contributed to decreased sales.

Our plywood operations had sales of €541 million for the year ended December 31, 2005, a decrease of 4.6% from the sales of €567 million for the year ended December 31, 2004. Plywood production decreased 5% to 916,000 cubic meters for the year ended December 31, 2005, as compared to plywood deliveries of 969,000 cubic meters for the year ended December 31, 2004. Demand for birch plywood was robust in 2005, and the spruce plywood market was satisfactory. Spruce plywood price increases carried out during the year also contributed to the increase in sales.

Our sawmilling operations generated sales of €452 million in 2005, a decrease of 9.2% from sales of €498 million for the year ended December 31, 2004. Due to the restructuring of our sawn timber operations in Finland including closure of production capacity, production of sawn timber decreased to 2,147,000 cubic meters in 2005 compared with 2,409,000 cubic meters in 2004. Sawn timber demand in Europe was stable, but prices continued to be under pressure during the year due to the oversupply.

Our building supplies trade operations had sales of €394 million for the year ended December 2005, a decrease of 24% from sales of €519 million for the year ended December 31, 2004. This decrease was due primarily to the sale of our Brooks and Anco Træ operations. The Finnish building supplies trading business Puukeskus increased its sales by approximately 10% for the year ended December 31, 2005, as compared to the year ended December 31, 2004.

Other Operations.    Sales to third parties by Other Operations amounted to €517 million for the year ended December 31, 2005, a decrease of 3.9% from sales of €538 million for the year ended December 31, 2004.

Operating Profit (loss)

General.    Our operating profit for the year ended December 31, 2005 totaled €278 million, a decrease of 56% from operating profit of €627 million for the year ended December 31, 2004. In 2005, we reported a capital gain of €26 million from the sale of Loparex but in comparison, the 2004 operating profit included a gain of €110 million resulting from the sale of our Brooks building supplies trade business and income of €246 million resulting from the change in Finland’s employment pension scheme. Other changes in pension accounting resulted in income of €23 million in 2004. In addition, operating profit in 2004 included €100 million in goodwill depreciation, while in 2005 goodwill was no longer depreciated.

In 2005, operating profit included a €151 million impairment charge related to the magazine paper mill at Miramichi, a €8 million write-off at Nordland fine paper mill in connection with the rebuild of a paper machine, a €25 million impairment charge related to Finnish sawmilling operations, a €7 million expense relating mainly to restructuring of the sales network in our Wood Products Division and a €57 million charge related to the fine imposed by the EU competition authorities concerning anti-competitive activities of Rosenlew Oy’s plastic industrial sack business, which was sold in 2000. In 2004, costs included in the operating profit were the €110 million associated with the closure of Miramichi pulp mill, €34 million for restructuring our Finnish wood products operations, €19 million made in relation to long-term wood supply agreements in the United Kingdom and €11 million for group restructuring.

It was estimated that the negative effect on pre-tax profit of the seven-week long labor dispute in Finland was approximately €195 million, primarily affecting operating profit. The overall impact of the labor dispute is difficult to assess and should only be considered a reasonable estimate of its negative impact. However, the higher newsprint and magazine paper prices and improved cost effectiveness positively contributed to our operating profit.

Magazine Papers.    We incurred an operating loss for our Magazine Papers Division of €78 million for the year ended December 31, 2005, compared with an operating loss of €83 million for the year ended December 31, 2004. Higher magazine paper prices, particularly in North America and other offshore markets, representing slightly more than one third of our sales, had a positive impact on operating income. Our operations became more efficient, which offset largely the negative effects of increased prices for certain oil-based raw materials, such as latex, as well as higher energy prices in Europe and North America. The labor dispute in Finland had the most negative impact on our magazine paper division, as 3,440,000 tons per year, representing 27% of the group annual production capacity, is produced in Finland.

Newsprint.    We had an operating profit for our Newsprint Division of €77 million for the year ended December 31, 2005, compared with an operating loss of €2 million for the year ended December 31, 2004, primarily as a result of higher prices for newsprint. With respect to our strategy of lowering fixed and variable unit costs, we made further progress by more efficient use of raw materials and optimization. The price of recovered paper, the primary raw material for the production of newsprint, was stable compared to 2004, but energy costs at our continental European mills, which are not integrated to our own or affiliated energy network, increased. In addition, the labor dispute in Finland had a negative impact on operating profit.

Fine and Speciality Papers.    Operating profit for our Fine and Speciality Papers Division was €88 million for the year ended December 31, 2005, a decrease of 45% from operating profit of €160 million for the year ended December 31, 2004. The decline was due primarily to the decline in fine paper prices in Europe and the Finnish labor dispute. Market conditions in particular for uncoated fine paper were challenging, but also coated fine paper production suffered partially due to higher chemicals and fillers costs. Operating profit also was lower due to higher depreciation, derived from the expansion in China, where profitability suffered from start-up costs and intense competition especially in the second half of the year. The effects of the Finnish labor dispute were felt also in speciality paper, particularly in packaging paper operations, while the performance of label papers remained good.

Converting.    Operating profit for our Converting Division was €70 million for the year ended December 31, 2005, a decrease of 1% from operating profit of €71 million for the year ended December 31, 2004. Operating profit includes the gain of €26 million from the sale of Loparex and excludes its profit contribution during the last four months of the year after the completion of its sale. Operationally, the main negative effects to profitability resulted from the Finnish labor dispute. Delivery growth and stable prices for our pressure-sensitive labels, particularly to the U.S. market, in addition to the effects from internal restructuring measures taken at Walki Wisa, supported profitability. Costs of growing the Rafsec business and price increases for certain raw materials, on the other hand, weakened operating profit.

Wood Products.    Operating profit for our Wood Products Division was €1 million for the year ended December 31, 2005, compared with operating profit of €106 million for the year ended December 31, 2004. The 2005 operating profit includes €32 million of charges related to the impairment and restructuring. The 2004 operating profit was affected by a charge of €34 million relating to restructuring in Finland and a gain of €110 million related to the sale of Brooks. The profitability of our plywood operations, supported by good demand, higher prices and more efficient production, improved markedly. Due to the restructuring measures taken, our sawmilling operations improved their financial performance, although still reporting an operating loss. Oversupply in the European market, depressed prices, and high wood costs in Finland continued to be the driving forces in the sawn timber business. For our Finnish wood-based building supplies trade business, the good level of profitability continued in 2005.

Other Operations.    Operating profit from Other Operations was €120 million for the year ended December 31, 2005, compared to operating profit of €375 million for the year ended December 31, 2004. A €57 million charge related to the fine imposed by the EU competition authorities is included in operating profit for 2005. Operating profit for 2004 includes income of €249 million arising from the change in Finland’s employee pension scheme and charges of €19 million made in relation to long-term wood supply agreements in the United Kingdom and €11 million for group restructuring.

Our forestry operations in Finland contributed operating profit of €64 million in 2005, compared to €66 million in 2004. This decline was due primarily to a decrease in wood procurement volumes, while average prices for wood have been stable.

Our energy operations contributed operating profit of €135 million in 2005, compared to €118 million in 2004. This increase was due primarily to effective utilization of own energy resources and higher sales prices.

Gains of €2 million on foreign currency hedges are included in Other Operations operating profit, compared with gains of €26 million for the year ended December 31, 2004. The value of wood harvested from our forests was €34 million compared with €42 million the year before. The change in the fair value of biological assets (living trees) was €68 million compared with €57 million the year before.

Financial Items

Our interest and other finance expenses net for the year ended December 31, 2005, were €148 million compared to €178 million a year earlier due to lower interest rates during the year ended December 31, 2005. Our net capital gains on available-for-sale investments for the year ended December 31, 2005 were €90 million due to the sale of Metso shares compared with €1million a year earlier. Exchange rate and fair value gains and losses were a loss of €4 million for the year ended December 31, 2005 and a gain of €48 million for the year ended December 31, 2004. Our net interest-bearing liabilities increased by €219 million during 2005 to €4,836 million at the end of 2005 from €4,617 million at the end of 2004. The increase was due mainly to share repurchases, lower net cash provided by operating activities and higher capital expenditure.

Our share of the results after tax of associated companies, primarily Metsä-Botnia, contributed €41 million for the year ended December 31, 2005, compared with €58 million for the year ended December 31, 2004. Metsä-Botnia’s profits suffered from the standstill during the labor dispute in Finland. Average softwood pulp prices were down slightly but hardwood pulp prices were up slightly for the year ended December 31, 2005 as compared with the year ended December 31, 2004.

Profit (loss)

We had a profit before tax of €257 million for the year ended December 31, 2005, a decrease of 54% from profit before tax of €556 million for the year ended December 31, 2004. We had tax charges of €46 million for the year ended December 31, 2005, compared to tax income of €414 million for the year ended December 31, 2004. The 2005 taxes include a positive change of €58 million in deferred tax assets arising from the losses made by Miramichi. In 2004, we booked a tax income of €284 million related to the valuation of net assets for Haindl, which we acquired in late 2001, and tax benefits of €235 million resulting from the changes in Finnish tax law. In

2004, we also recognized tax income of €50 million related to recognition of tax benefits of tax losses in Canada in our IFRS financial statements based on events occurring after the date our statutory IFRS financial statements were issued, upon which we implemented a tax plan strategy to utilize the deferred tax assets.

Profit for the period amounted to €211million for the year ended December 31, 2005, compared to €970 million for the year ended December 31, 2004.

The Year ended December 31, 2004 Compared to the Year ended December 31, 2003

Turnover

General.    Our sales were €9,820 million for the year ended December 31, 2004, as compared to €9,787 million for the year ended December 31, 2003. Our total paper deliveries including all speciality papers for the year ended December 31, 2004 amounted to 10,792,000 tons, up by 4% compared with 10,342,000 tons for the year ended December 31, 2003. Although paper deliveries rose, sales were negatively affected by a decrease in paper prices in Europe ranging from 2-6%, depending on the paper grade, from the previous year. Furthermore, our sales denominated in U.S. dollars were negatively affected by a 10% increase in the value of the euro against the U.S. dollar in 2004.

Magazine Papers.    Sales in our Magazine Papers Division were €3,292 million for the year ended December 31, 2004, which was unchanged from sales of €3,293 million for the year ended December 31, 2003. Deliveries of magazine papers rose 2.4% from 4,822,000 tons in 2003 to 4,940,000 tons in 2004, as overall demand for coated magazine paper increased 6% in Europe and 8% in the United States in 2004 as compared to 2003. Demand for uncoated magazine paper increased 3% in Europe in 2004, but declined 3% in the United States as buyers substituted uncoated paper with coated grades.

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

Fine and Speciality Papers.    Sales in our Fine and Speciality Papers Division were €2,275 million for the year ended December 31, 2004, an increase of 1.4% from sales of €2,245 million for the year ended December 31, 2003. Deliveries of fine and speciality paper rose 6.8% to 3,074,000 tons for the year ended December 31, 2004 from 2,879,000 tons for the year ended December 31, 2003. The increase in deliveries reflects increases in demand in 2004. However, this increase in demand was offset by decreases in average prices for fine and speciality papers in 2004.

Demand for fine paper was particularly strong in Europe for 2004, where demand for uncoated fine paper grew by approximately 7% and demand for coated fine paper grew by approximately 8% for 2004. In addition, strong economic growth boosted pulp-based fine paper demand in China. For speciality papers, demand increased overall in 2004, with demand for label papers strong throughout 2004 and demand for packaging papers fluctuating throughout the year.

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

Converting.    Sales in our Converting Division were €1,414 million for the year ended December 31, 2004, an increase of 3.1% from sales of €1,372 million for the year ended December 31, 2003. The increase in sales resulted primarily from increases in demand and deliveries for our converted products, particularly pressure-sensitive labels produced by Raflatac, as well as from the effect of selected price increases. This increase was partially offset by the negative effects of the stronger euro in 2004.

Sales by Raflatac increased 6% to €784 million for the year ended December 31, 2004 from €737 million for the year ended December 31, 2003. This increase resulted primarily from strong growth in demand for pressure-sensitive labels. In addition, we experienced selected price increases in our main markets for these products in 2004.

Sales by Loparex increased 1% to €337 million for the year ended December 31, 2004 from €334 million for the year ended December 31, 2003. Demand for siliconized papers improved in North America in 2004, while demand in Europe for these products stabilized. However, average prices for these products continued to be depressed in 2004. The negative effects of the stronger euro also limited sales growth for these products in 2004.

Sales by Walki Wisa decreased 2% to €299 million for the year ended December 31, 2004 from €304 million for the year ended December 31, 2003. Demand for industrial wrappings in Europe improved, but the markets remained competitive, as the production and deliveries from for example Eastern European producer increased.

Wood Products.    Sales in our Wood Products Division were €1,486 million for the year ended December 31, 2004, a decrease of 4.0% from sales of €1,549 million for the year ended December 31, 2003. This decrease was primarily due to the sale of our building supplies trade businesses of Anco Træ and Brooks during 2004. These two businesses had combined sales of €160 million and €265 million in 2004 and 2003, respectively.

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

Other Operations.    Sales to third parties by Other Operations amounted to €538 million for the year ended December 31, 2004, an increase of 9% from sales of €495 million for the year ended December 31, 2003.

Operating Profit (loss)

General.    The operating profit for the year ended December 31, 2004 amounted to €627 million, an increase of 81% from operating profit of €346 million for the year ended December 31, 2003. The primary reasons for the increase were a gain of €110 million resulting from the sale of our Brooks building supplies trade business and income of €246 million resulting from the change in Finnish employment pension scheme. Other changes in pension accounting resulted in income of €23 million in 2004. During 2003, we did not realize any similar income.

This income was offset by costs of €110 million associated with the closure of our Miramichi pulp mill, €34 million for restructuring our Finnish wood products operations, a €19 million charge made in relation to long-term wood supply agreements in the United Kingdom and an €11 million charge made for group restructuring. For the year ended December 31, 2003, we incurred costs of €61 million associated with our restructuring activities, including €22 million related to the shut-down of two paper machines at our Blandin mill, €9 million related to the shut-down of a paper machine at our Voikkaa mill, a loss of €6 million related to the disposal of our Rosenlew business and charges of €5 million related to the restructuring of our forestry operations in Finland, as well as a loss of €19 million related to the unrealized MACtac acquisition.

The increase in operating profit was also a result of improved cost effectiveness and higher deliveries, as well as the strong performance of our Converting Division and Other Operations. Our profitability growth was negatively affected by lower average paper prices and the effects of the stronger euro in 2004.

Magazine Papers.    We incurred an operating loss for our Magazine Papers Division of €83 million for the year ended December 31, 2004, compared with an operating profit of €53 million for the year ended December 31, 2003. Despite increased deliveries of magazine papers and improvements in operational efficiency in 2004, our operating profit was negatively affected by lower average prices in Europe and the effects of the weakened U.S. dollar. In addition, our profitability was negatively affected by increases in world market prices for certain oil-based raw materials, such as latex, as well as higher energy prices in Europe and North America, particularly during the second half of the year.

Newsprint.    We incurred an operating loss for our Newsprint Division of €2 million for the year ended December 31, 2004, compared with an operating loss of €9 million for the year ended December 31, 2003. Higher deliveries and improvements in cost efficiency in 2004 were offset by lower average prices in Europe and the negative effects of the stronger euro. Furthermore, while the price of recovered paper, the primary raw material for the production of newsprint, remained stable compared to 2003, energy costs increased in 2004, particularly for our mills in continental Europe.

Fine and Speciality Papers.    Operating profit for our Fine and Speciality Papers Division was €160 million for the year ended December 31, 2004; a decrease of 22% from operating profit of €206 million for the year ended December 31, 2003. Although increases in both deliveries and speciality paper prices improved profitability, the decline in our operating profit in 2004 was due primarily to the decline in prices for fine paper products in Europe and an increase in pulp costs. Average pulp price in U.S. dollars for the year ended December 2004 was US$615 per ton vs. US$525 per ton in 2003. Although the group is approximately 90% self-sufficient in pulp, fine and specialty paper division purchases some market priced pulp for its mills in Europe and China.

Converting.    Operating profit for our Converting Division was €71 million for the year ended December 31, 2004, more than doubled from operating profit of €32 million for the year ended December 31, 2003. This increase was due to the increases in deliveries and prices for our converted products, especially pressure-sensitive labels, as well as the effects from internal restructuring measures taken especially at Loparex. The increase in operating profit was partially offset by the strengthening of the euro against the U.S. dollar and an increase in prices for certain raw materials, especially those that are oil-based.

Wood Products.    Operating profit for our Wood Products Division was €106 million for the year ended December 31, 2004, compared with operating profit of €20 million for the year ended December 31, 2003. The operating profit was affected by a charge of €34 million relating to restructuring in Finland. The profitability in our plywood operations improved as a result of higher deliveries and prices. Our profitability was negatively affected by declines in the profitability of our sawmilling operations due to oversupply and lower sawn timber prices in 2004. Average pine and spruce log prices changed only slightly from 2003, but moved up in the latter half of the year. In addition, the availability of domestic wood in the second half of the year was affected by adverse weather conditions, which led to a downturn in production for our sawmilling operations. For our wood-based building supplies trade business, profitability remained substantively unchanged in 2004.

Other Operations.    Operating profit for Other Operations was €375 million for the year ended December 31, 2004, compared to operating profit of €44 million for the year ended December 31, 2003.

Operating profit for 2004 includes income of €249 million from the change in Finland’s pension scheme and charges of €11 million for the group’s restructuring and €19 million relating to long-term wood supply agreements, compared with charges of €19 million from the cancelled MACtac deal, €6 million on the sale of Rosenlew, and €5 million for restructuring the forestry department in Finland.

Our forestry operations contributed operating profit of €66 million in 2004, compared to €49 million in 2003. This increase was due primarily to an increase in wood procurement volumes, which was partially offset by a slight decline in the average prices for wood.

Our energy operations contributed operating profit of €118 million in 2004, compared to €95 million in 2003. This increase was due primarily to good utilization of own energy resources and the increased supply of hydropower.

Financial Items

Our interest and other finance expenses net were €178 million compared to €177 million during the year ended December 31, 2003. Interest expenses were lower, but dividend income fell by €11 million. Gains of €48 million were booked on exchange differences and changes in fair values, a decrease of €59 million from the previous year. In 2004, our net capital gains on available-for-sale investments were €1 million compared to net capital gains of €127 million on listed company shares for the year ended December 31, 2003. Our net interest-bearing liabilities decreased by €257 million during 2004 to €4,617 million at the end of 2004 from €4,874 million at the end of 2003, while interest rates remained at a low level throughout the year.

Our share of the results before tax of associated companies, primarily Metsä-Botnia, contributed €58 million for the year ended December 31, 2004, compared with €22 million for the year ended December 31, 2003. This increase was primarily due to the higher price of pulp and 3% higher deliveries.

Profit (loss)

We had a profit before tax of €556 million for the year ended December 31, 2004, an increase of 31% from profit of €425 million during the year ended December 31, 2003. We received tax income of €414 million for the year ended December 31, 2004, compared to expenses of €113 million for the year ended December 31, 2003. The change in income taxes was due primarily to tax income of €284 million in 2004 related to the valuation of net assets for Haindl, which we acquired in late 2001, tax benefits of €235 million in 2004 resulting from the changes in the Finnish tax law. We have also recognized tax income of €50 million in 2004 related to recognition of tax benefits of tax losses in Canada in our IFRS financial statements based on events occurring after the date our statutory IFRS financial statements were issued. In April 2005, the Supreme Administrative Court of Finland affirmed that any reduction of share capital of a subsidiary is treated in a similar way as the sale of shares (i.e., as a tax free/non deductible transaction in the taxation of a Finnish parent company). Prior to this ruling, it was unclear whether the change in the Finnish tax legislation, passed in December 2004 and effective starting January 1, 2005, would allow tax free repatriation of capital contributions. Based on this ruling, we have committed to implement a prudent and feasible tax planning strategy to utilize the deferred tax assets of our Canadian subsidiary arising from net operating losses, generated after our acquisition in late 2000, and the deferred tax assets arising from book over tax depreciation. The tax planning strategy intends to generate sufficient taxable income against which the deferred tax assets may be utilized.

Profit for the period amounted to €970 million for the year ended December 31, 2004, compared to €312 million for the year ended December 31, 2003.

Liquidity and Capital Resources

Overview

Our primary source of liquidity comes from our generation of operating cash flow. At December 31, 2005, we had €251 million in cash and cash equivalents. At December 31, 2005, we also had unused credit facilities amounting to €2.6 billion. We believe that our existing cash, cash equivalents and operating cash flow will be sufficient to satisfy our currently anticipated cash requirements through at least the next 12 months.

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

We seek to minimize risks relating to the refinancing of our outstanding debt by ensuring that our loan portfolio has a balanced maturity schedule and that our loans have sufficiently long maturities. As of December 31, 2005, the average maturity of our outstanding debt was 7.5 years, compared to 7.6 years as of December 31, 2004.

The following table sets out a summary of our main cash flows in 2003-2005:

	Year ended December 31,
	2005	2004	2003
	(€ in millions)
Net cash flow from operating activities	853	997	1,258
Net cash flow used in investing activities	(158)	(466)	(373)
Net cash flow used in financing activities	(588)	(710)	(964)

Cash from Operating Activities

Our net cash flow from operating activities was €853 million for the year ended December 31, 2005 as compared to €997 million for the year ended December 31, 2004. The decrease is mainly due to the increase of €234 million in working capital compared with an increase of €114 million for the year ended December 31, 2004. For the year ended December 31, 2003, our net operating cash flow was €1,258 million. Changes in cash flows from operating activities are primarily subject to the amounts of paper delivered and the prices at which the paper is sold. Despite the weakening of our operating results, our operating cash flow remained satisfactory. Our operating profit for the year 2005 included net capital gains on disposal of fixed assets of €48 million and our operating profit for the years 2004 and 2003 included net capital gains of €138 million and €19 million, respectively. These capital gains are not included in our cash flow from operating activities for these periods. We believe that cash available through operations is adequate to fund our current scope of operations and our projected capital expenditures.

Cash used in Investment Activities

Our cash flows in company acquisitions, purchases of shares and investments in intangible and tangible assets were €723 million, €672 million and €615 million for the years ended December 31, 2005, 2004 and 2003 respectively. We believe that the competitiveness of our paper machines is satisfactory, and therefore, during the years 2003, 2004 and 2005, we have been able to maintain our capital expenditures at a level below depreciation. After sales of businesses, shares and other assets, and change of other long-term investments amounting to €565 million, €206 million and €242 million, our net cash flows in investing activities were €158 million, €466 million and €373 million for the years 2005, 2004 and 2003 respectively. In 2005, the most important of our capital expenditure projects was the completion of our second paper mill in Changshu. In addition, we invested in the rebuild of paper machine 3 at Nordland, in capacity increase of paper machine 8 at our Tervasaari mill, and in biofuel power plants at our Chapelle, Shotton and Rauma mills. All of these projects are planned to be completed in 2006 or early 2007. In 2004, the biggest capital expenditure projects completed were the rebuild of our Wisaforest pulp mill in Finland, the rebuild of paper machine 2 at the Rauma mill in Finland and the new sawmill in Pestovo in Russia. In 2003, major capital expenditure items included the construction of the new paper machine at Changshu mill and the rebuild of Pietarsaari pulp mill completed in 2004.

Cash used in Financing Activities

Net cash used in financing activities was €588 million for the year ended December 31, 2005, as compared to €710 million and €964 million for the years ended December 31, 2004 and December 31, 2003, respectively. Dividend payments of €388 million, €393 million and €390 million, for the financial years of 2004, 2003 and 2002, are included in cash flow used in financing operations for the years ended December 31, 2005, 2004 and 2003 respectively. Under the decisions made by our annual shareholders’ meetings, we bought 8.9 million of our shares for €151 million in 2005. We did not buy any of our shares in 2004 and 2003.

At December 31, 2005, with €4,326 million of long-term, interest-bearing debt, mainly consisting of bond loans, loans from financial institutions and pension loans, and €976 million of short-term interest-bearing debts totaling €5,302 million and offset by €466 million of interest-bearing receivables, primarily including cash and cash equivalents, we had a total of €4,836 million of net interest-bearing liabilities, which was an increase of €219 million from €4,617 million as at December 31, 2004. In 2004 and 2003, our net interest-bearing liabilities decreased €257 million from €4,874 million at December 31, 2003, and €261 million from €5.135 million at December 31, 2002. During the last three years, our net interest-bearing liabilities have not changed significantly because we have not made any major company acquisitions or disposed any significant business lines. Consequently, the gearing ratio, i.e., net interest-bearing liabilities divided by equity, has been relatively unchanged being 66%, 61% and 69% at December 31, 2005, 2004 and 2003, respectively.

To diversify our funding sources and to secure a balanced maturity structure and sufficiently long maturities we have launched a number of issues in the capital markets. The average loan maturity at December 31, 2005 was 7.5 years, and 7.6 and 8.1 years at December 31, 2004 and December 31, 2003, respectively.

In 2005, we incurred new loans of €178 million to cover our funding needs primarily for loan repayments.

In January 2003, we launched a U.S.$250 million bond issue with a maturity of 15 years.

We have two major committed revolving credit facilities, which are part of our liquidity resources. One is for €1.5 billion, which matures in 2010, signed in March 2005. The other is for €1.2 billion and matures in 2008. We had €80 million outstanding under our committed credit facilities as at December 31, 2005.

Since 1998, we have repurchased an aggregate of, after adjusted by the 2003 bonus issue, approximately 79.2 million of our own shares. Such an amount of shares would equal approximately 15.1% of our present share capital. Of the total number of shares repurchased, 76.8 million have been cancelled and 2.3 million shares have been used to finance acquisitions. At December 31, 2005, we held approximately 0.2 million of our own repurchased shares.

Our current Standard & Poor’s credit rating is BBB (stable). In October 2005, Moody’s lowered our credit rating from Baa1 to Baa2 (stable). Any future downgrades may increase the cost of capital on any new debt we may incur.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results or operations, liquidity, capital expenditures or capital resources that is material to investors.

Contractual Obligations and Other Commitments

Our principal contractual obligations relate to outstanding debt, leasing commitments and other commercial commitments. The following table sets forth our obligations and commitments to make future payments under contracts and contingent commitments at December 31, 2005:

	Anticipated Payments by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(€ in millions)
Contractual Obligations
Long-term debt	6,289	564	1,200	1,008	3,517
Operating lease commitments	95	25	42	12	16
Capital lease obligations including interest	431	28	54	168	181
Pension obligations	640	59	115	123	343
Purchase commitments	1,789	901	478	182	228

Total	9,244	1,577	1,889	1,493	4,285

The figures included in Purchase commitments do not include our obligations to pay certain fixed and variable costs of Pohjolan Voima and Kemijoki Oy in connection with their supply of power to us. These rights and obligations arise as a result of our shareholdings in each of the companies and are enforceable for so long as we continue to own such shares. The fixed costs are determined on an annual basis pursuant to the terms of the respective shareholders’ agreement for each of these companies, while the variable costs will depend on the amount of power procured and consumed by us during the year. For a further discussion of Pohjolan Voima and Kemijoki Oy, see “Item 4. Information on the Company—Other Operations—Pohjolan Voima” and “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Energy.”

Research and Development

Our research work helps the Company and its customers to succeed by providing better quality products more cost-effectively.

Our research and development work is divided between our own product and process development and work conducted with universities, research institutes and suppliers of materials. In 2005, the company spent approximately €50 million on research and development projects, which corresponds to 0.5% of sales compared with €47 million, 0.5% of sales in 2004. Important development work is also carried out in conjunction with production line modernizations.

Collaboration with Universities and Research Institutes

We own 39% of the Finnish Pulp and Paper Research Institute, which is owned collectively by various representative companies of the pulp and paper industry in Finland. Other research institutes with which we work include Papiertechnische Stiftung in Germany, Centre Technique du Papier in France, and Paprican (Paper Research Institute) Canada. We have also been involved in many national pulp and paper technology programs initiated by the National Technology Agency of Finland.

We also work closely together with universities and every year sponsor numerous postgraduate research projects connected with the company’s products and manufacturing technologies.

Product and process development

Our paper divisions focus their research and development work on fibers and fiber raw materials, paper and coating, printing, production support and the environment.

Our fiber research is aimed at finding the best process options for chemical and mechanical pulping and fiber recycling and at making optimum use of fibers in production processes. The goal is to determine the suitability of different wood species and collected waste paper grades as raw material for production of high-quality printing papers. Our expertise is also used in process development projects and in the commissioning of new production lines.

In our paper and coating research, we are further seeking to develop the quality competitiveness of our papers and to further enhance their performance. Raw material optimization and further development of production processes are increasing the cost-effectiveness of paper making.

In printing, the paper must exhibit both good printability and good runnability. Research topics include the interactions between ink and paper, and the role of the printing paper surface and structure.

Our production support team helps the mills to achieve their quality and efficiency targets. The main thrust of the work is on improving paper machine runnability and process stability. Projects to modernize our existing machines and raise machine speeds are other important aspects of the team’s work.

We are committed to the principles of sustainable development, which requires that we fully understand and take into account the environmental impacts of our products, processes and raw materials. Our research staff and mills are working together to find ways to reduce environmental impacts.

Our Converting Division’s key areas for research and development are coating technologies and applications for RFID labels.

At our Raflatac operations, priority has been given to improve the quality of our filmic products and to producing thinner pressure-sensitive labelstocks for the beverage and other industries. For the North American market, we have developed a hot-melt adhesive, local production of which is to begin in 2006.

Our RFID labels business is actively involved in international standardization work, which is fundamental to the further development of RFID technology. We have also made commercially available our own RFID tags, which are now used by several major retail companies.

Our Walki Wisa’s development work has focused on new thin moisture-barrier materials for ream wrappings and on developing its Smart Wrap packaging material concept for copying paper. We have also developed and launched several new glue-laminated paperboard applications.

Research being conducted by our Wood Products Division is directed mainly at overlaying and gluing techniques, the properties of different wood species, production support and the environment.

For our customer segments, we have our own product development teams, which work to harness the potential offered by different technologies to serve the needs of the market. An example of this development work is a new generation of products for parquet flooring manufacturers in which expertise in sawmilling and veneer products has been combined with gluing technology.

Our New Ventures unit seeks to generate new business for the Company by monitoring and developing products and processes based largely on new technologies.

Within our paper divisions, New Ventures has concentrated on technology and business development relating to electronic paper-like displays. In our Converting Division, New Ventures has assisted with developing the production technology and business for RFID antennas. it has also investigated the use of wood/plastic composites in the building industry. New Ventures is also studying new technologies, products and business opportunities for reel-to-reel production.

Our research centers employed roughly 230 individuals at the end of 2005. Centralization of our global research and development activities was completed with the opening of the new Lappeenranta research center in June. Our recycled fiber research is centered in Augsburg and support for our North American operations is placed in Grand Rapids, Minnesota. We also began investigations during the latter part of the year with the aim to establish a research center in China.

Capital Expenditures

In 2006, we expect our capital expenditures, excluding acquisitions and share purchases, not to exceed the €705 million expenditures amount for 2005. We have six major projects under construction during 2006, including the rebuild of paper machine at Nordland, the rebuild of paper machine at Docelles, the rebuild of paper machine at Tervasaari mill, a new mill to manufacture pressure-sensitive label stock in Changshu, and new power plants at Shotton and Chapelle mills. In addition, our associated company Pohjolan Voima is building a new power plant at our Rauma mill, and our associated company Metsä-Botnia is constructing a pulp mill in Uruguay. The Nordland and Docelles investments, totaling €110 million, aim to improve fine paper quality, and through the €64 million rebuild at our Tervasaari mill, the paper production capacity increases by 40,000 tons to 175,000 tons. To respond to the growing demand in China, Raflatac is building a plant for €34 million to manufacture pressure-sensitive label stock in conjunction with our Changshu paper mill in China. The total cost of the three biofuel power plants in Shotton, Chapelle and Rauma is approximately €150 million. Our cash investment in shares of the Metsä-Botnia’s pulp company in Uruguay will be approximately US$67 million (€57 million). In March 2006, along with our announcement on the programme to restore our profitability, we announced that we will invest €325 million in the production efficiency of our Kymi pulp mill to be completed in the last quarter of 2008, as well as €45 million in converting our Jämsänkoski paper machine 4 into label paper production to be completed in the second quarter of 2007.

During the year ended December 31, 2005, our gross capital expenditure, including acquisitions and share purchases, amounted to €749 million, an increase of €63 million from our capital expenditure of €686 million during the year ended December 31, 2004. During the year ended December 31, 2003, our gross capital expenditure amounted to €720 million. Capital expenditures comprised primarily investments in plants and machinery. Acquisitions and purchases of shares accounted for €44 million in 2005, as compared to €41 million in 2004 and €17 million in 2003. Maintenance and replacement investments in existing production machinery totaled €346 million in 2005 as compared to €253 million in 2004 and €278 million in 2003. In addition to this, €359 million was spent in 2005 on changes in production and on new production units and production lines, as compared to €392 million in 2004 and €425 million in 2003.

Sales of shares and other non-current assets, comprising primarily of our disposal of Loparex and shares in Metso, totaled €573 million in 2005. In 2004, the proceeds realized from the sale of Brooks, shares and fixed assets were €311 million. In 2003, the proceeds realized from the sale of shares and fixed assets were €255 million, comprising primarily of our disposition of shares in Nokia Corporation.

Inflation

Inflation in Finland as measured by the consumer price index was 0.9% for the year 2005, 0.2% for the year 2004 and 0.9% for the year 2003. Inflation in Finland did not have a significant impact on our operating results. However, a portion of our operations, sales and production is performed in countries with rates of inflation higher or lower than that of Finland. Changes in rates of exchange may or may not reflect differences in rates of inflation. It is therefore not possible to quantify the individual or combined effects of these factors on reported income.

Item 6.    Directors, Senior Management and Employees

Pursuant to the provisions of Finland’s Companies Act and our articles of association, the control and management of the Company is divided between the shareholders (through actions taken at general meetings of shareholders), the Board of Directors and the President and Chief Executive Officer. In addition, we have an Executive Team, which assists the President and Chief Executive Officer in the daily management of the Company.

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

Board of Directors

Pursuant to our articles of association, our Board of Directors consists of at least five and no more than 12 members at any time. The Board of Directors currently consists of ten members, each of whom has been elected by the shareholders in an annual general meeting of shareholders for a period ending with the following annual general meeting of shareholders. Members of our Board of Directors may be appointed, or removed, only by a resolution of shareholders in a general meeting of shareholders. Pursuant to our articles of association, the mandatory age for retirement of members of our Board of Directors is 70.

Following the annual general meeting of our shareholders held on March 22, 2006, the members of our Board of Directors are as follows:

Vesa Vainio	Chairman Member since 1996, Vice Chairman in 1997, Chairman since 2001, Independent member of the Board Born 1942 LLM Member of the Board of Nokia Corporation. Owns 14,073 of our shares.

Jorma Ollila

Vice Chairman

Member since 1997, Vice Chairman since 2004, Chairman of the Nomination and Corporate Governance Committee, Independent member of the Board

Born 1950

M.Sc. (Eng.), M.Sc. (Pol.Sci.), M.Sc. (Econ.), Ph.D. (Pol.Sc.) h.c. and D.Sc. (Tech.) h.c.

Chairman and Chief Executive Officer of Nokia Corporation. Member of the Board of Ford Motor Company and Vice Chairman of the Board of Otava Books and Magazines Group Ltd. As from June 1, 2006, Chairman of the Board of Royal Dutch Shell plc. Chairman of the Boards of Directors and the supervisory Boards of EVA, the Finnish Business and Policy Forum and ETLA, the Research Institute of the Finnish Economy. Chairman of the European Round Table of Industrialists.

Owns 34,193 of our shares.

Berndt Brunow

Vice Chairman

Member since 2002, Vice Chairman since 2005, Chairman of the Human Resources Committee, Independent member of the Board

Born 1950

B.Sc. (Econ.)

President & CEO of Oy Karl Fazer Ab. Leading posts in Finnpap and UPM-Kymmene Corporation. Member of the Boards of Lemminkäinen Oyj, Oy Nautor Ab and Cloetta Fazer AB (publ.).

Owns 264,613 of our shares.

Martti Ahtisaari

Member since 2000

Independent member of the Board

Born 1937

President of the Republic of Finland 1994–2000. Teacher Training College, University of Oulu. Granted honorary doctorates by several universities. Chairman of the Board of Crisis Management Initiative. Positions in several international organizations and foundations. Was appointed the Special Envoy of the UN Secretary-General for the future status process for Kosovo in November 2005. Held several posts in Finland’s Ministry for Foreign Affairs and the United Nations, including Finland’s Ambassador to Tanzania, UN Commissioner for Namibia, Under-Secretary General for Administration and Management (UN) and Secretary of State at the Ministry for Foreign Affairs. Member of the Board of Directors of Elcoteq Network Corporation.

Owns 7,790 of our shares.

Michael C. Bottenheim

Member since 2001

Chairman of the Audit Committee, Independent member of the Board

Born 1947

Master of Laws, MBA

Advisory Board of Montrose Associates, London, since 2003. In 1972 he joined Pierson, Heldring & Pierson, which he left in 1976 to join Citicorp’s European Investment Bank in London. From 1985 until 2000 he served as a Director of Lazard Brothers & Co. Limited.

Owns 8,401 of our shares.

Karl Grotenfelt

Member since 2004

Member of the Nomination and Corporate Governance Committee, Independent member of the Board

Born 1944

Master’s degree in Law

Chairman of the Board of Directors of Famigro Oy. From 1970 until 1986 he served A. Ahlstrom Corporation as lawyer, General Counsel, Administrative Director and member of the Executive Board with responsibility for the Paper Industry. Member of the Board of Fiskars Corporation and Ahlström Capital Oy.

Owns 10,767 of our shares.

Georg Holzhey

Member since 2003

Member of the Human Resources Committee and Member of the Nomination and Corporate Governance Committee, Non-independent member of the Board

Born 1939

Dr. oec. publ.

Executive Vice President and co-owner of G. Haindl’sche Papierfabriken KgaA 1970–2001. Executive Vice President of UPM-Kymmene Corporation until 2002.

Owns 648,546 of our shares.

Wendy Lane

Member since 2005

Member of the Audit Committee, Independent member of the Board

Born 1951

Master’s degree from Harvard Graduate School of Business Administration.

Chairman of the American investment firm Lane Holdings, Inc. since 1992. Board member of Laboratory Corporation of America and Board member of Willis Group Holdings Limited. Trustee of the U.S. Ski & Snowboard Team Foundation.

Owns 2,078 of our shares.

Ursula Ranin

Member since 2006

Member of the Audit Committee, Independent member of the Board

Born 1953

Master of Laws, B.Sc. (Econ.)

Employed by Nokia Corporation within the legal function from 1984 until the end of 2005, holding the position of Vice President and General Counsel 1994-2005, and acting as the secretary of the Board of Directors 1996-2005. As from March 23, 2006, Board member of Finnair Oyj.

Owns 1,140 of our shares.

Françoise Sampermans

Member since 2004

Member of the Human Resources Committee, Independent member of the Board

Born 1947

B.A., Psych.

Publishing Consultant (TJ Presse, TPS, DATEM, AXE-MEDIA). From 1984 until 2000 held executive positions at publishers (L’Express, le Point, Marianne, Le Nouvel Economiste), the printer Quebecor Europe and Alcatel-Alstom Group. From 2000 until 2003 in charge of the business unit Magazine and Multimedia Distribution in France at NMPP.

Owns 4,767 of our shares.

Executive Team

Currently, the members of our Executive Team are as follows:

Jussi Pesonen

President and Chief Executive Officer of UPM-Kymmene Corporation, from January 29,2004

Born 1960

M.Sc.(Eng.).

Joined UPM in 1987 and occupied several posts including Production Manager at Jämsänkoski mill, Production Unit Director at Kajaani, Kaukas and Shotton mills and Vice President of Newsprint Product Group. COO of the paper divisions 2001–2003. In January 2004, prior to becoming President and CEO, he served the Company as Senior Executive Vice President and deputy to the President and CEO.

Owns 20,014 of our shares and holds 50,000 Class D options, 70,000 Class E options and 50,000 Class F options.

Harald Finne

President, Wood Products Division, from January 2004

Born 1952

M.Sc.(Psychology), MBA

Served with Oy Wilh. Schauman Ab, Pietarsaari, as Human Resources Manager 1976–1985. General Manager of Wasaplast 1986–1988. Vice President, Administration, of Wisaforest Oy Ab 1988–1994. Managing Director of Oy Wisapak Ab 1994–1996. UPM-Kymmene Corporation Vice President, Human Resources, 1996–2001 and Executive Vice President, Human Resources and Information Technology 2002–2003.

Owns 350 of our shares and holds 16,900 Class E options and 21,500 Class F options.

Pirkko Harrela

Executive Vice President, Corporate Communications, from January 2004

Born 1960

M.A.

Several posts in Finnpap 1985–1996. Several management posts in Communications for Printing Papers Division 1996–2002. Vice President, Communications, 2003.

Owns 4,270 of our shares and holds 13,200 Class D options, 37,000 Class E options and 21,500 Class F options.

Pauli Hänninen

Executive Vice President, Business Development, from January 2004

Born 1948

M.Sc.(Eng.), Tech. Licentiate

In A. Ahlstrom in various production and line management positions 1974–1989, the last position as Vice President and General Manager of Kauttua paper mill 1986–1989. Director of Kaipola LWC mill 1989–1993. Vice President and General Manager of Kajaani paper mill 1993–2000. Vice President, Product Group Uncoated Papers 2000–2001. Senior Vice President, Fine Paper Operations 2001–2003.

Owns 1,460 of our shares and holds 13,000 Class D options and 21,500 Class F options

Matti Lievonen

President, Fine and Speciality Papers Division, from January 2004

Born 1958

B.Sc.(Eng.), MBA

Several posts in United Paper Mills Ltd since 1986, including Project Manager, Technical Manager and Director for TD production unit at Kaipola mill 1994–1996. Director of Chapelle Darblay S.A. production unit in France 1997–2001. Executive Vice President, Business and Technology Optimization 2002–2003.

Owns 1,000 of our shares and holds 33,000 Class D options, 37,000 Class E options and 21,500 Class F options.

Matti J. Lindahl

President, Speciality Coatings Business, from January 2005

Born 1946

B.Sc. (Econ.)

Joined Finnboard in 1972 and held several management posts in sales and marketing. Managing Director of Finnboard (UK) Ltd. 1982–1990. President of Finnboard 1990–1992 and of Wisaforest Oy Ab 1992–1993. CEO of Nordland Papier AG 1994–2002. President, Fine Paper -Division, 1997–2001. Executive Vice President, Haindl integration, 2002. President, Converting Division, 2002–2004.

Holds 33,000 Class D options; 37,000 Class E options and 21,500 Class F options.

Jyrki Ovaska

President, Magazine Papers Division, from January 2004

Born 1958

M.Sc.(Eng.)

Held several posts with United Paper Mills Ltd, Jämsänkoski mill, in production, customer service and business management 1984–1995. Vice President, Business Development, Printing Papers 1996–1998. Vice President, LWC Product Group 1998–2000. Senior Vice President, Business Development and Support Functions, Publication Papers 2000–2001. President, Fine & Speciality Papers Division 2002–2003

Owns 3,300 of our shares and holds 33,000 Class D options; 37,000 Class E options and 21,500 Class F options.

Heikki Pikkarainen

President, Labelstock Business, from January 2005

Born 1963

M.Sc.(For.), MBA

Corporate Analyst with Industrialization Fund of Finland, 1988–1989. Various tasks in M&A projects, business development and corporate analysis with Jaakko Pöyry Consulting, 1989–1998. Director, Business Development and Vice President of CHP business in Power and Heat -Division, Fortum Oyj, 1998–2000. Since 2000 with UPM in several posts of strategic development, most recently Vice President, Strategic -Development during 2003–2004.

Owns 7,400 of our shares and holds 7,800 Class D options; 12,200 Class E options and 21,500 Class F options.

Heikki Malinen

Executive Vice President, Strategy, since January 2006

M.Sc. (Econ.), MBA (Harvard)

Born 1962

Several posts in Finnpap 1988–1996, including Director, Marketing & Sales and Director, Business Development. Engagement Manager with McKinsey & Company 1997–1999. Managing Partner with Jaakko Pöyry Consulting 2000–2001. President of Sales with UPM-Kymmene, Inc 2002–2004. President, UPM-Kymmene North America 2004–2005.

Holds 13,200 Class D options; 22,000 Class E options and 21,500 Class F options.

Riitta Savonlahti

Executive Vice President, Human Resources, from May 2004

Born 1964

M.Sc.(Econ.)

Held HR Specialist posts with ABB 1990–1994. Human Resources Manager with Nokia Mobile Phones, Salo Operations 1995–2000. Senior Vice President, Human Resources with Raisio Group 2000–2001. Senior Vice President, Human Resources with Elcoteq Network Corporation 2001–2004. Holds 37,000 Class E options and 21,500 Class F options.

Hans Sohlström

Executive Vice President, Marketing, from March 2004

Born 1964

M.Sc.(Tech.), M.Sc.(Econ.)

Various tasks in business control and development, procurement, planning, production and maintenance at Oy Wilh. Schauman Ab, Nordland Papier GmbH and Kymmene Oy 1984–1989. Marketing Assistant, Finnpap, 1989–1990. Marketing Manager, Stracel S.A. 1990–1994. Mill Director, Jämsänkoski MFC and SC mills, 1994–1998. Management posts in sales and marketing, Publication Papers, 1998–2002. Senior Vice President Sales & Marketing, Magazine Paper Division, 2002–2003.

Owns 3,492 of our shares and holds 21,500 Class F options.

Jyrki Salo

Executive Vice President and CFO, since February 2006

M.Sc.(Econ.)

Born 1960

Joined IBM Corporation in 1984, various tasks in sales and market development positions in Finland and the United Kingdom. Joined Nokia Corporation in 1990 holding several posts in senior executive positions with business and finance & control responsibilities in Finland, Belgium, Germany, the Netherlands and the USA. Senior Vice President, Finance & Control for Nokia’s Networks Business Group 2002–2005.

Owns 6,100 of our shares and holds 21,500 Class F options.

Markku Tynkkynen

Executive Vice President, Business Functions and Resources, since January 2004

Born 1952

M.Sc.(Paper Eng.).

Employed by A. Ahlstrom 1980–1982 as Production Engineer. Joined UPM in 1982 having several management posts in production, business development, sales and business management. Paper mill director of Stracel S.A. 1990–1993. General Manager and Vice President of Jämsänkoski profit unit 1994–1998. Vice President of SC Product Group 1998–2000. Senior Vice President, Publication Papers Division, with responsibility for product groups, technology and mills, 2000–2001. President, Magazine Paper Division 2002–2003.

Owns 3,600 of our shares and holds 33,000 Class D options; 37,000 Class E options and 21,500 Class F options.

Hartmut Wurster

President, Newsprint Division, from January 2002

Born 1955

D.Tech.

Several posts with Hamburger AG and Brigl & Bergmeister in Austria 1982–1987, including Head of Technology Department and Production Manager. Joined Haindl Papier GmbH & Co. KG in 1987. Head of Technology Department at Augsburg mill 1987–1989. Mill Director, Augsburg, 1989–1996, and member of the Executive Board responsible for the Magazine Paper Division, 1996–2001.

Holds 22,000 Class D options; 24,000 Class E options and 21,500 Class F options.

Compensation of Directors and Officers

Directors

For the year ended December 31, 2005, the aggregate remuneration paid to the members of our Board of Directors as a group was €954,100 of which €381,600 was paid in the form of UPM shares.

The following table depicts the total annual remuneration paid to the members of our Board of Directors on an individual basis.

Fees and share ownership of the members of the Board of Directors on an individual basis

	Fees paid in 2005			Total share ownership as at December 31, 2005
	In Cash	In shares no.(1)	Total
	(€)		(€)
Vesa Vainio, independent, Chairman	96,000	3,912	160,000	14,073
Jorma Ollila, independent, Vice Chairman	66,008	2,689	110,000	34,193
Berndt Brunow, independent, Vice Chairman	66,008	2,689	110,000	264,613
Martti Ahtisaari, independent	51,004	2,078	85,000	7,790
Michael C. Bottenheim, independent	66,008	2,689	110,000	8,401
Karl Grotenfelt, independent	51,004	2,078	85,000	10,767
Georg Holzhey*, not-independent	51,004	2,078	85,000	648,546
Wendy E. Lane, independent	51,004	2,078	85,000	2,078
Françoise Sampermans**, independent	51,004	2,078	85,000	4,767
Gustaf Serlachius, independent, (Board member until June 2005)	23,460	956	39,100	—

Total	572,503	23,325	954,100	995,228

(1)	Average share price €16.36
*	in nominee register,
**	of which 500 in nominee register

Share ownership also includes shares held by under-age children by organizations or foundations of which the person has control.

Officers

For the years ended December 31, 2005 and 2004, the aggregate remuneration paid to the members of our Executive Team in salaries and fringe benefits was approximately €6.4 million, and €4.6 million, of which about €1.0 million and €0.4 million was paid in the form of bonuses, respectively. The combined compensation of our President and CEO Jussi Pesonen’s salary, fringe benefits and other remuneration in 2005 and 2004 was €1,012,000 and €665,000, of which €240,000 and €90,000 was incentive wage, respectively. The remunerations made in 2005 are based on the performance of the Executive Team members in the previous year.

According to our pay scheme, our executives can be paid a performance-related reward amounting to not more than 12 months’ salary. In addition to salaries and bonuses the members of our Executive Team are also entitled to participate in our stock option plans and equity-based reward scheme. The total expense recognized with respect to share-based payments was €1.2 million in 2005, and €2.2 million in 2004.

The retirement age of our Executive Team members is 60-63 years, depending on their service contracts. The costs of lowering the retirement age or supplementing statutory pension security are generally covered by voluntary pension insurance. The expenses of our Executive Team members’ defined benefit pension plans in 2005 and 2004 were €1.5 and €0.4 million, and the expenses of their defined contribution plans were €0.9 and €0.8 million, respectively.

Members of our Executive Team have negotiated certain benefits in the event of their service contracts being terminated prior to the expiration date stated in them. If the Company gives notice of termination to Jussi Pesonen, the President and CEO, a severance compensation of 24 months’ fixed salary will be paid, in addition to the six months’ salary for the notice period. For other members of our Executive Team, the period for additional severance compensation is 12 months in addition to the six months’ salary for the notice period.

If there is a change of control in UPM-Kymmene Corporation as defined in the Key Personnel Stock Options Terms and Conditions, authorized by the annual general meetings of 19 March 2002 and 31 March 2005, each member of our Executive Team may terminate such service contract at one month’s notice or, in the case of Jussi Pesonen at three months’ notice, from the date of the event that triggered the change of control, and shall receive compensation equivalent to 24 months’ fixed salary.

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

On March 22, 2006, our annual general meeting of shareholders elected a new Board member, Ms. Ursula Ranin, and re-elected all of our other Board members. Subsequently, on the same day, the Board of Directors elected, from among its independent members, an Audit Committee comprising Michael C. Bottenheim as Chairman and Wendy E. Lane and Ursula Ranin as members. The Audit Committee’s duties include overseeing the contents of our accounts and the Company’s interim reviews, our internal control systems and audit. At its meetings, the Audit Committee discusses matters with our internal and external auditors, President and Chief Executive Officer, Chief Financial Officer and other executives as appropriate. Matters pertaining to the main organization structure and to the nomination of our Executive Team, salaries, fees and other remuneration paid to the members of our Executive Team are handled by the Human Resources Committee, which comprises Berndt Brunow as Chairman and Françoise Sampermans and Georg Holzhey as members. Final decisions on proposals made by the Human Resources Committee concerning our Executive Team are made by our Board of Directors. Matters pertaining to the membership of our Board of Directors and its Committees are handled by the Nomination and Corporate Governance Committee, which comprises Jorma Ollila as Chairman, and Karl Grotenfelt and Georg Holzhey as members. Final decisions on proposals made by the Nomination and Corporate Governance Committee concerning our Board of Directors are made by the shareholders at the annual general meeting of shareholders. Meetings of the committees may be attended by all members of our Board of Directors. There are no conflicts or potential conflicts of interest between any duties of the Company and our Directors and their private interests.

Home Country Practices

Under the New York Stock Exchange’s corporate governance listing standards, listed foreign private issuers, like UPM, must disclose any significant ways in which their corporate governance practices differ from those followed by U.S. domestic companies under the NYSE listings standards. There are no significant differences in the corporate governance practices followed by UPM as compared to those followed by U.S. domestic companies under the NYSE listings standards, except that our Nomination and Corporate Governance Committee contains one non-independent director. Under the Finnish law, the Nomination and Corporate Governance Committee is not required to be composed entirely of independent directors. UPM’s corporate governance practices also comply with the Corporate Governance Recommendation for Listed Companies approved by the Helsinki Stock Exchange in December 2003.

Employees

Our human resources policy is based on clear areas of responsibility with defined targets, regular appraisal discussions, a continuous training process as well as feedback and rewards. As of December 31, 2005, we employed 31,522 individuals of whom 17,322, or 55%, were employed in Finland. Our human resources policy is implemented by local units, where the practices can be developed using regional synergies and local strengths. We have implemented a profit-based bonus plan to provide incentives for all employees and to help build a corporate culture with increased emphasis on profitability. Our employees also participate in various other incentive programs based on productivity and other factors. We are extending our incentive schemes ever more widely throughout our divisions and business units. In most cases, earnings comprise a fixed basic salary, performance-related pay and payments under our profit bonus scheme. Payments under the latter for the year 2005 totaled €3 million. As of January 1, 2005 a new incentive scheme for salaried employees has been applied. It combines performance-related and profit-based elements into one incentive. In addition, we conduct employee opinion surveys to study working conditions, working morale and employee satisfaction. Special importance is given to appraisal discussions between employees and their superiors and to remuneration and recruitment policies. For this purpose, we have developed an index to be used to study the working community in relation to factors such as expertise, qualifications, motivation, teamwork and the work of superiors.

A large number of our employees belong to trade unions. In Finland, approximately 90% of our employees belong to unions, while in other countries where we have principal production plants, the proportion of unionized workers typically varies between 10% and 50%. Local practice and legislation are observed in our labor relations matters and in negotiating collective agreements. The paper industry and wood products industry in Finland have typically concluded collective agreements with a group of trade unions, representing blue-collar workers and white-collar salaried employees in the paper industry, wood products industry and forestry operations. In December 2004 a comprehensive agreement was made covering all industries in Finland until September 30 – October 13, 2007. The wood products and forest industries joined this comprehensive agreement covering both blue-collar workers and white-collar employees but the paper industry did not. Following a ban on overtime work declared by the Finnish Paper Workers’ Union and several illegal strikes, we together with other members of the Finnish Forest Industries Federation (“FFIF”) began on May 18, 2005, a lock-out at all Finnish pulp and paper mills which also affected our converting factories. The lock-out ended on July 1, 2005, when FFIF and the Finnish Paper Workers’ Union signed a new collective agreement which will expire on May 31, 2008. The new collective agreement for salaried employees in the paper industry signed on July 17, 2005, will also expire on May 31, 2008. In those industries which had joined the comprehensive agreement, a nationwide wage increase went into effect in March 2005. In the paper industry, a nation-wide wage increase went into effect in June 2005 for salaried employees and in July 2005 for blue-collar employees. The eight months strike at our Miramichi mill in Canada ended in August 2005 when the local Communications, Energy and Paper Workers’ Union approved a new five-year collective agreement.

The following table sets forth the number of personnel by country at the end of the past three years:

	As of December 31,
	2005	2004	2003
Finland	17,322	18,720	19,401
Germany	4,272	4,311	4,333
France	1,707	1,712	1,771
United Kingdom	1,685	1,852	1,960
Russia	1,407	750	660
Austria	672	678	712
Spain	272	277	272
Estonia	186	179	173
Italy	86	83	81
Belgium	75	74	66
Hungary	52	46	16
Sweden	51	58	62
Poland	46	45	50
The Netherlands	39	166	169
Denmark	36	41	234
Ireland	—	—	345
Other Europe	76	66	64
China	1,167	1,109	834
United States	1,013	1,571	1,526
Canada	939	1,296	1,414
Malaysia	141	151	126
Australia	107	104	96
South Africa	86	81	78
Rest of the world	85	63	39

Total	31,522	33,433	34,482

The following table sets forth the number of personnel by division at the end of the past three years:

	As of December 31,
	2005	2004	2003
Magazine papers	8,087	8,590	8,588
Newsprint	3,395	3,451	3,785
Fine and speciality papers	6,708	6,831	6,654
Converting	3,435	4,676	4,620
Wood products	6,362	6,851	7,711
Other operations	3,535	3,034	3,124

Total	31,522	33,433	34,482

Share Ownership

As of March 15, 2006, members of our Board of Directors and our Executive Team, as a group, held 1,046,214 ordinary shares, representing 0.20% of the issued and outstanding share capital and 0.20% of the voting rights of UPM. Members of our Executive Team, in the aggregate, also hold stock options that, if converted, could raise our share capital by €2,662,370 (1,566,100 ordinary shares), representing, as of March 15, 2006, 0.30% of the share capital of the Company, on a fully-diluted basis. Each member of our Board of Directors and our Executive Team, on an individual basis, beneficially owned less than one percent of our issued and outstanding shares (including shares that are issuable upon the conversion of stock options) as of March 15, 2006.

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

The share subscription price for the stock option 2005F is €18.23, the trade volume weighted average quotation of UPM’s shares on the Helsinki Stock Exchange between January 1 and February 28, 2005 with an addition of 10%. For the stock option 2005G, the share subscription price is €18.65, the trade volume weighted average quotation of UPM’s share on the Helsinki Stock Exchange between January 1 and February 28, 2006 plus an additional 10%. For the stock option 2005H, the share subscription price will be the trade volume weighted average quotation of UPM’s shares on the Helsinki Stock Exchange between January 1 and February 28, 2007 plus an additional 10 percent.

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

As of March 24, 2006, the maximum number of new shares that may be issued through the exercise of the D, E, F, G and H stock options represents approximately 4.62% of our total share capital.

Item 7.    Major Shareholders and Related Party Transactions

Major Shareholders

As far as it is known to our management, we are not, directly or indirectly, controlled by another corporation, by any government or by any other entity, and there are no arrangements the operation of which may at a subsequent date result in a change in our control.

The following table sets forth our major shareholders as of March 15, 2006 based on registered share ownership as reflected in our share register (except for the Holzhey/Bischoff group, which includes ten prior Haindl shareholders. The share ownership information is as of March 10, 2006.):

	As of March 15, 2006
	Number of Shares	Percent of Shares	Percent of Votes
Holzhey/Bischoff group (including ten prior Haindl shareholders)	12,309,882	2.35%	2.35%
Gustaf Serlachius (representing five shareholders)	6,314,811	1.21	1.21
Ilmarinen Mutual Pension Insurance Company	6,060,156	1.16	1.16
Sampo Life Insurance Company Limited	3,740,300	0.71	0.71
Svenska litteratursällskapet i Finland	3,540,070	0.68	0.68
The State Pension Fund	3,400,000	0.65	0.65
Oy Premier Holding Ab	1,400,000	0.27	0.27
Palkkiyhtymä Oy	1,700,000	0.32	0.32

Palkki Group, total	3,100,000	0.59	0.59
Varma Mutual Pension Insurance Company	2,499,540	0.48	0.48
Eläke-Fennia Mutual Pension Fund	2,196,212	0.42	0.42
The Kymi 100 Year Foundation	2,005,352	0.38	0.38
The Finnish Cultural Foundation	1,812,200	0.35	0.35
Nominees & registered foreign owners (excl. Holzhey/Bischoff group)	340,004,817	64.98	64.98
Nominees & registered foreign owners (incl. Holzhey/Bischoff group)	352,314,699	67.33	67.33
Others	136,271,990	26.04	26.04

Total	523,255,330	100.00%	100.00%

To the knowledge of our management, there were two holders of 5% or more of our shares as of March 23, 2006:

	As of March 23, 2006
	Number of Share	Percent of Shares	Percent of Votes
Franklin Resources Inc.(1)	39,737,680	7.59	10.13
Capital Group Companies, Inc.(2)	34,686,633	6.63	5.04
Total	523,255,330	100.00%	100.00%

(1)	These shares are held through accounts managed by affiliated investment advisors of Franklin Resources Inc. as of March 7, 2005. On that date, Franklin Resources, Inc. held 39,737,680 shares and in addition held voting rights in 13,285,228 shares. This represented 7.58% and 10.11% of UPM’s total number of shares in issue 524,320,252 on March 7, 2005. We are unable to determine the exact holdings of these accounts as per dates other than the dates on which they notify us of their holdings on the basis of the flagging rules of the Finnish Securities Market of 1989, as amended, or the dates of the annual or extraordinary general meetings of shareholders of UPM-Kymmene Corporation, at which time these entities have elected to register their holdings.
(2)	On March 23, 2006, the holdings by the mutual funds of the Capital Group Companies, Inc. of our paid up share capital were as follows: Capital Research and Management Company, 17,495,600 shares, Capital Guardian Trust Company 8,536,181 shares, Capital International, Inc. 128,428 shares, Capital International Ltd. 7,773,224 shares and Capital International, S.A. 753,200 shares, totaling 34,686,633 shares. This holding amounts to 6.63% of our paid up share capital. The voting rights of the Capital Group Companies, Inc. were as follows: Capital Research and Management Company, 13,395,600 shares, Capital Guardian Trust Company 6,797,003 shares, Capital International, Inc. 128,428 shares, Capital International Ltd. 5,369,574 shares, Capital International, S.A. 672,300 shares, totaling 26,362,905 shares. The total amount of voting rights managed by the Capital Group Companies, Inc. represented 5.04% of the voting rights in UPM.

As of March 24, 2006, 23,404,040 shares in the form of ADSs, representing 4.47% of our issued and outstanding shares, were held in the United States by 19 record holders. In addition, as of March 24, 2006, 1,630,607 shares, representing 0.31% of our issued and outstanding shares, were held in the United States by 185 record holders.

Related Party Transactions

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

Chemical Pulp.    Most of our chemical pulp is produced and sold internally. The internal sales are priced at the market price for the pulp. Furthermore, we hold a 47% interest in Metsä-Botnia, a joint venture with M-real and Metsäliitto. M-real is a Finnish paper producer, and Metsäliitto is a co-operative organization of Finnish forest owners. Metsäliitto is also the controlling shareholder of M-real. Chemical pulp produced by Metsä-Botnia is sold to us and to M-real at the market price less certain transportation and other costs. In 2005 and 2004, our chemical pulp entitlement with respect to the production of Metsä-Botnia was 1.1 million tons per year. Total purchases of chemical pulp from Metsä-Botnia amounted to €201 million in 2005, €238 million in 2004, and €226 million in 2003.

Energy.    We obtain most of the energy for our production units in Finland through power plants which we owned or leased, as well as through ownership in power companies, which entitle us to receive electricity and heat from those companies. A significant volume of our electricity procurement comes from Pohjolan Voima, a Finnish power producer in which we hold a 40.9% equity interest and Kemijoki Oy, a Finnish hydropower producer in which we hold a 4.13% equity interest. Pohjolan Voima is also a majority shareholder in Teollisuuden Voima Oy, one of Finland’s two nuclear power companies. Purchases of electricity from these associated companies totaled €166 million in 2005, €198 million in 2004, and €181 million in 2003. In accordance with the articles of association of the power companies and related shareholder agreements, the prices we pay to the power companies are based on production costs, which are generally lower than market prices. Internal sales are based on the prevailing market price.

Research and Development.    Approximately 10—15% of our research and development activities is conducted by Oy Keskuslaboratorio-Centrallaboratorium Ab (the Finnish Pulp and Paper Research Institute or “FPPRI”), in which we are one of four corporate owners with a 38.65% interest. Our ownership in FPPRI provides us with fundamental research information regarding our main raw materials, major manufacturing processes and key product attributes. In addition to joint research at FPPRI, we also utilize the institute for contract research in connection with product and process development. These services are provided on an arm’s-length basis and upon terms that we believe to be customary within the industry and generally no less favorable than would be available from unrelated third parties. See “Item 5. Operating and Financial Review and Prospects—Research and Development.”

Recovered Paper.    We purchase raw materials from certain associated companies, one of the most significant of which is Paperinkeräys Oy, a Finnish company in which we have a 22.98% interest. Paperinkeräys Oy is engaged in the procurement, processing and transport of recovered paper. Aggregate raw material purchases from associated companies amounted to €17 million in 2005, €15 million in 2004, and €14 million in 2003. Recovered paper is sold to us and other shareholders of Paperinkeräys Oy at a contract-based price that takes into account paper recycling expenses and the world market prices for recovered paper. In Austria, we have a similar arrangement concerning recovered paper, which is purchased from Austria Paper Recycling G.m.b.H., a company in which we own a 33.32% equity interest. The aggregate recovered paper purchases amounted to €14 million in 2005, €12 million in 2004, and €11 million in 2003.

Pension foundations.    In Finland, we have a pension foundation (Kymin Eläkesäätiö) which is a separate legal entity. The pensions of about 7% of our Finnish employees are arranged through this foundation. The contributions paid by us to the foundation amounted to €16 million in 2005, €19 million in 2004, and €15 million in 2003. The foundation manages and invests the contributions paid to the plan. The fair value of the foundation’s assets at December 31, 2005 was €195 million, of which 89% was in the form of loans to the company and 11% invested in property. The pensions of about 85% of our employees in the United Kingdom are arranged through the UPM-Kymmene UK Pension Fund which is a separate legal entity. The contributions paid by us to the fund amounted to €9 million in 2005, €4 million in 2004, and €3 million in 2003. The fair value of the fund’s assets at December 31, 2005 was €166 million, of which 67% is invested in equities and 33% in debt instruments and property.

We intend to continue to engage in transactions on a similar basis with such related companies.

Item 8.    Financial Information

Consolidated Financial Statements

See “Item 18. Financial Statements.”

Other Financial Information

Export Sales from Finland and Sales by Market Area

We have production plants in 15 countries, including Austria, Finland, Germany, the United Kingdom, France, the United States, Canada and China. Although 55% of our employees are resident in Finland, sales to Finland accounted for only 10% of our global sales in 2005. Sales to our most important markets, the EU and North America, contributed over 82% of our total sales. Our export sales from Finland, our main base of operations, were equal to €4,006 million in 2005.

The following table sets forth the percentages of our sales in 2005 by market area:

Percentage of Group Sales
Market Area
Germany	16%
United Kingdom	13
Finland	10
France	7
Other European Union countries	22
Rest of Europe	5
USA	13
Canada	1
Asia	9
Other countries(1)	4

Total	100%

(1)	Includes Africa, Mexico, South America, Australia and Oceania.

Legal Proceedings

We are a defendant or plaintiff in a number of legal proceedings incidental to our operations. These legal proceedings primarily involve claims arising out of commercial law issues.

In 2003, UPM directed its outside counsel to conduct an internal investigation of UPM’s and its subsidiaries’ compliance with competition laws in the United States and other jurisdictions where the companies conduct business. Following this internal investigation, UPM decided to approach competition law authorities in the EU, the United States and Canada, and subsequently in other countries, to disclose any conduct that did not comport with applicable competition laws, and to strengthen its competition law compliance programs. UPM has created a European Union Competition Law Compliance Manual and has initiated a comprehensive competition law training program for all its employees. More than 2,000 executives and employees of the Company have participated in the competition law compliance training. Internal audits have been expanded to include competition law issues and a variety of other internal controls have been implemented.

The competition authorities are continuing investigations into alleged antitrust activities with respect to various products of UPM. Authorities of the EU, and authorities in several of its member states, Canada and certain other countries, have informed UPM that it has received conditional full immunity with respect to certain conduct disclosed to the authorities.

The Antitrust Division of the U.S. Department of Justice has informed UPM that it will not bring criminal charges against the company in connection with its criminal investigation of antitrust and related offenses in the U.S. labelstock industry. In addition, the Antitrust Division of the U.S. Department of Justice has granted UPM conditional full immunity and accordingly it will not pursue any criminal prosecution against UPM in connection with possible price fixing in the magazine paper industry. Both agreements are subject to UPM’s full and continuing cooperation with the U.S. Department of Justice’s investigations, and extend to the company’s current and former employees, except for UPM’s former President and CEO, Mr. Juha Niemelä. UPM continues to cooperate fully with the various authorities and their ongoing investigations, and may yet be subject to additional investigations in other parts of the world.

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

In an unrelated development, on May 3, 2004, UPM received a Statement of Objection from the European Commission concerning alleged anti-competitive activities in the market for plastic industrial sacks. UPM manufactured plastic industrial sacks until December 2000, when the business was sold. In November 2005, the European Commission imposed on UPM a fine of €56.55 million concerning antitrust activities in the market for plastic industrial sacks. UPM has paid the fine but has appealed the decision.

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

See also “Item 3. Key Information—Dividends.”

Significant Changes

Other than the restructuring program described in “Item 4. Information on the Company—Development of the Company”, and the agreements made with competition authorities described in “Item 8. Financial Information—Other Financial Information—Legal Proceedings” no significant changes have occurred since the date of the annual financial statements included in this annual report.

Item 9.    The Offer and Listing

Nature of Trading Markets

Our shares are registered for trading on the Helsinki Stock Exchange under the symbol “UPM1V.”

The following table sets forth, for the periods indicated, the high and low sales prices of our shares on the Helsinki Stock Exchange, as reported in euros by the Helsinki Stock Exchange, retroactively taking into account the bonus issue in March 2003:

	Price per UPM-Kymmene Share
	High	Low
	(€)
2001	19.93	14.00
2002	22.25	12.61
2003	17.10	11.05
2004	17.13	14.44
2005	18.15	15.05
2006 (through March 24, 2006)	20.91	15.84

	High	Low
	(€)
2004
First Quarter	16.60	14.44
Second Quarter	16.40	14.51
Third Quarter	16.18	14.84
Fourth Quarter	17.13	15.20

2005
First Quarter	18.15	15.77
Second Quarter	16.67	15.05
Third Quarter	17.29	15.25
Fourth Quarter	17.00	15.35

2006
First Quarter (through March 24, 2006)	20.91	15.84

	High	Low
	(€)
September 2005	17.29	15.99
October 2005	17.00	15.35
November 2005	16.50	15.75
December 2005	16.80	16.00
January 2006	16.88	15.84
February 2006	18.04	16.65
March 2006 (through March 24, 2006)	20.91	17.62

Since June 29, 1999, our shares have been traded in the United States on the New York Stock Exchange under the symbol “UPM” in the form of ADSs, which are evidenced by American Depositary Receipts. Each ADS represents one share.

The depositary bank for UPM ADRs, Citibank N.A., has advised us that, as of March 24, 2006, there were 23,404,040 ADRs outstanding. The outstanding ADRs were held of record by 19 record holders. A significant number of ADRs are held of record by broker nominees. The number of beneficial owners is unknown but is believed to be materially higher than the 19 record holders.

The following table sets forth, for each of the periods indicated, the reported high and low closing price per UPM-Kymmene ADS as reported on the New York Stock Exchange Composite Tape, retroactively taking into account the bonus issue in March 2003:

	Price per UPM-Kymmene ADS
	High	Low
	(U.S. $)
2001	17.65	12.83
2002	20.52	12.85
2003	20.00	12.70
2004	22.70	17.65
2005	23.82	18.56
2006 (through March 24, 2006)	25.44	19.39

	High	Low
	(U.S. $)
2004
First Quarter	20.21	18.08
Second Quarter	19.16	17.65
Third Quarter	19.58	18.14
Fourth Quarter	22.70	19.21

2005
First Quarter	23.82	20.74
Second Quarter	21.43	19.13
Third Quarter	20.87	18.71
Fourth Quarter	20.12	18.56

2006
First Quarter (through March 24, 2006)	24.44	19.39

	High	Low
	(U.S. $)
September 2005	20.87	19.94
October 2005	20.12	18.56
November 2005	19.29	18.80
December 2005	20.02	19.12
January 2006	20.52	19.39
February 2006	21.46	20.19
March 2006 (through March 24, 2006)	25.44	21.33

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

Regulation of the Finnish Securities Market

The securities market in Finland is supervised by the Finnish Financial Supervision Authority. The principal statute governing the securities market is the Finnish Securities Market Act of 1989, which contains regulations with respect to company and shareholder disclosure obligations, misuse of insider information and market manipulation, admission to listing and trading of listed securities and public takeovers, among other things. The Finnish Financial Supervision Authority monitors compliance with these regulations.

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

Pursuant to the Finnish Securities Market Act, a shareholder whose holding in a listed company increases above two-thirds of the total voting rights attached to the shares of the company, calculated in accordance with the Finnish Securities Market Act, after the commencement of a public quotation of such shares must offer to purchase the remaining shares and other securities entitling their holders to shares of such company for fair market value. Under the Companies Act, a shareholder holding shares representing more than 90% of all the shares and the votes in a company has the right to require the minority shareholders to sell the remaining shares of such company to such shareholder for fair market value. In addition, any minority shareholder that possesses shares that may be so purchased by a majority shareholder is entitled to require such majority shareholder to purchase its shares. Detailed rules apply for the calculation of the above proportions of shares and votes.

The Finnish Criminal Code also contains provisions relating to breach of disclosure requirements, misuse of privileged or inside information and market manipulation. Breach of these provisions constitutes a criminal offense.

The Finnish Companies Act is currently subject to a major reform. Similarly, the Finnish Securities Market Act is currently in the process of being significantly amended with respect to regulation regarding public takeovers. Changes to both of these laws are expected to become effective later this year 2006.

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

Custody of the Shares and Nominees

A non-Finnish shareholder may appoint an asset manager (or certain non-Finnish organizations approved by the FCSD) to act as a custodial nominee account holder on its behalf. A nominee shareholder is entitled to receive dividends and to exercise all share subscription rights and other financial and administrative rights attaching to the shares, such as the right to attend and vote at general meetings of the company. A beneficial owner wishing to attend and vote at a general meeting must seek a temporary registration and be registered in the register of shareholders not later than ten days prior to the relevant general meeting. A custodial nominee account holder is required to disclose to the Finnish Financial Supervision Authority and the relevant company on request the name of the beneficial owner of any shares registered in the name of such custodial nominee account holder, where the beneficial owner is known, as well as the number of shares owned by such beneficial owner. If the name of the beneficial owner is not known, the custodial nominee account holder is required to disclose said information on the representative acting on behalf of the beneficial owner and to submit a written declaration to the effect that the beneficial owner of the shares is not a Finnish natural person or legal entity.

For example, Finnish Depositories for Clearstream Banking S.A., Luxembourg, Clearstream Banking Frankfurt AG, Germany and Euroclear Bank, S.A./N.V., as operator of the Euroclear System, have nominee accounts within the Finnish book-entry securities system and, accordingly, non-Finnish shareholders may hold their shares through their accounts with Clearstream Banking or Euroclear.

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

Pre-emptive Rights

Under Finnish law, existing shareholders of Finnish companies have preferential rights to subscribe, in proportion to their shareholdings, for new shares, stock options or debt instruments convertible into shares or carrying stock options to subscribe for shares, unless the corporate resolution approving such issue provides otherwise. Under the Companies Act, a resolution waiving pre-emptive rights must be approved by at least two-thirds of the votes cast and the shares represented at the general meeting of shareholders.

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

Inasmuch as the shares have been transferred to the Finnish Book-Entry Securities System, in order to have the right to attend and vote at a general meeting, a shareholder must be registered not later than ten days prior to the relevant general meeting in the register of shareholders kept by the FCSD in accordance with the Companies Act and the Act on the Book-Entry Securities System. See “Item 9. The Offer and Listing—The Finnish Book-Entry Securities System.” Voting rights may not be exercised by a shareholder if such shareholder’s shares are registered in the name of a nominee. A beneficial owner wishing to exercise such rights should seek a temporary registration and be registered in the register of shareholders not later than ten days prior to the relevant general meeting. There are no quorum requirements for general meetings of shareholders in the Companies Act or the articles of association. Hence, it is possible that, depending on the attendance at any particular general meeting of shareholders, a relatively limited number of shareholders may approve resolutions put forward at such meeting.

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

Purchase Obligations

Our articles of association contain a clause according to which a shareholder or a group of related shareholders who or which has acquired either 33 1/3% or 50% of the total ordinary shares or of the total voting power of the Company, at a minimum, is obligated to purchase the shares of all other shareholders who request such purchase. The articles of association specify that the purchase price of such shares shall be the higher of the following:

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

Material Contracts

We are not a party to any material contracts, other than contracts entered into in the ordinary course of business.

Exchange Controls

Our shares may be bought by non-residents of Finland (“non-residents”) on the Helsinki Stock Exchange without any separate Finnish exchange control consent. Non-residents may receive dividends without a separate Finnish exchange control consent, the transfer out of Finland being subject to payment by the Company of withholding taxes. Non-residents that have acquired our shares may receive shares pursuant to a bonus issue or through participation in a new issue without a separate Finnish exchange control consent. Shares may be sold in Finland by non-residents and the proceeds of such sale may be transferred out of Finland in any convertible currency. There are no Finnish exchange control regulations applying to the sale of shares of the Company by non-residents to other non-residents. Subject to the discussion above in “—Control of Foreign Ownership.”

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

Under the new limited double taxation system the corporate income will first be taxed according to the corporate income tax at the rate of 26% at the company level and subsequently the dividends received by shareholders will be taxed at the appropriate rates depending on the type of the company distributing dividends and on the other hand whether the resident shareholder is a listed company, privately held company or a natural person—though in many cases the dividend received is at least partly exempt from income tax. Under the new taxation system there is no minimum tax payable by the companies depending on the amount of dividends, as what was the case with the old avoir fiscal system. If the listed Finnish company distributes dividends to a shareholder, which is a natural person and resident of Finland, 70% of the dividends received by such a shareholder will be taxable as capital income, thus, the applicable tax rate will be 28%. The rest of the dividend income received by such a shareholder will not be treated as taxable income. Year 2005 served as a transition period, when only 57% (instead of 70%) of the dividends were taxable as capital income. Finnish company paying the dividends is responsible for withholding an advance tax at the rate of 15% of the amount of dividends (the tax rate will be 19% starting from year 2006).

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

No withholding tax is levied under Finnish law on dividends paid to corporate entities that reside in the EU and directly hold at least 25% of the capital of the distributing Finnish company, provided that such entities are not entitled to the tax credit under the Finnish avoir fiscal system and are subject to a general corporate income tax in their respective countries of residency, as specified in Directive 90/435/EEC. Starting from the beginning of the year 2005 the requirement concerning the ownership of shares will be 20%. Additionally, due to the abolishment of the Finnish avoir fiscal system the requirement concerning avoir fiscal will no longer apply starting from the beginning of the year 2005.

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

Dividends received by a non-corporate United States holder in tax years beginning on or before December 31, 2008 in respect of our shares or ADSs may be eligible be taxed at a special reduced rate, provided that certain requirements are met, including a requirement that the United States holder holds our shares or ADSs, as applicable, for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date.

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

Market risk represents the risk of changes in value of a financial instrument, derivative or non-derivative, caused by fluctuations in foreign currency exchange rates, interest rates and equity prices. The objective of our treasury risk management strategy is to protect us against unfavorable changes in financial markets, and thus help to secure profitability. The objectives and principles for financing activities are defined in our Treasury Policy approved by our Board of Directors. Funding and management of the financial risks are the responsibility of our central Treasury department in Finland.

In our treasury risk management, we use various financial instruments within specified limits to manage the primary market exposures associated with the underlying assets, liabilities, and anticipated transactions. We use these instruments to reduce risk by essentially creating offsetting market exposures. We use derivative instruments that are held only for purposes other than trading. These contracts are entered into with financial institutions in accordance with our financial policy, thereby reducing the risk of credit loss.

The following sensitivity analyses present the hypothetical loss in cash flows or fair values of the financial instruments and derivative financial instruments which were held by us as of December 31, 2005 and 2004, and were subject to changes in foreign exchange rates, interest rates and equity prices. The range of sensitivities chosen for these analyses reflects our view of changes, which are reasonably possible over a one-year period. In the normal course of business, we also face risks that are either non-financial or non-quantifiable. These risks principally include country risk, credit risk and legal risk and are not represented in the following analyses. We also face commodity price risk in relation to our use of wood pulp and energy in our operations. See “Item 3. Key Information—Risk Factors.” We have entered into certain forward contracts at the end of 2005 to hedge our exposure to changes in energy and recycled fiber prices. We have not had significant involvement in any other derivative commodity instruments. Accordingly, commodity price risk is also not represented in the following analyses.

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

In this regard, our policy:

•	is in a neutral situation to hedge 50% of the forecasted net foreign currency flows for the 12 months ahead. Net foreign currency cash flow exposures are hedged with derivative financial instruments like forward contracts, options and swap agreements;

•	is to leave no more than €300 million of the net balance sheet position (comprising foreign currency denominated debts and receivables) unhedged. For purposes of hedging any excess exposure, we use forward contracts, options and swap agreements; and

•	is to hedge the net of accounts receivable and payable

•	is not to hedge our equity exposure arising from foreign net investments. However, in 2005 UPM made a decision to exceptionally hedge partially the net investment in a Canadian subsidiary.

Using a hypothetical adverse change of 10% of exchange rates (a weakening of the euro), the hypothetical loss in cash flows of derivative and non-derivative financial instruments and foreign currency denominated balance sheet positions at December 31, 2005 and 2004 was estimated to be € 132 million and €133 million, respectively. The hypothetical loss was modeled consistent with our forecasted 12-month currency flows.

Interest Rate Risk

Our treasury policy with respect to the management of interest rate risk is to maintain an average interest fixing period of six months (can vary between 3 and 12 months) on our net debt portfolio. Having a short interest fixing period may increase the volatility of the average interest rate paid by us. On the assumption that yield curves will be positive, this approach reduces interest costs in the long term as compared to an interest fixing period greater than six months, therefore making it less costly to borrow at short-term rates. For this purpose, we enter into various derivative financial instruments, including forward contracts, options and swap agreements.

As of December 31, 2005 and 2004, there was an estimated hypothetical negative effect of €36 million and €53 million, respectively, on fair value of our net debt portfolio (including derivative financial instruments) as a result of interest rate exposures existing at December 31 consequent to a 100 basis point (or 1% per year) downward parallel shift in the yield curve.

Equity Price Risk

Currently, we have a very limited amount of investments in publicly traded companies (principally traded on the Helsinki Stock Exchange).

Item 12.    Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.    Controls and Procedures

Our management, under the supervision of and with the participation of our President and Chief Executive Officer and our Executive Vice President and Chief Financial Officer, has evaluated the effectiveness of the Group’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2005. Based on such evaluation, our President and Chief Executive Officer, and our Executive Vice President and Chief Financial Officer have concluded that, as of such date, the Group’s disclosure controls and procedures were effective.

During the year ended December 31, 2005, we implemented additional internal controls related to the reporting of our U.S. GAAP financial information which materially affected our internal controls over financial reporting. Our management, at the direction of our Board of Directors, worked actively during the year to improve the control environment and to implement specific controls and procedures to improve our understanding of U.S. GAAP and to ensure the integrity of our reporting in relation to U.S. GAAP. Specifically during the year ended December 31, 2005, we:

•	expanded our control procedures to include additional analysis and other post-closing procedures related to our associated companies;

•	implemented training related to enhancing and improving the level of knowledge of financial reporting at each of our significant operating subsidiaries as well as at our corporate office; and

•	hired an additional U.S. GAAP resource to strengthen the Company’s U.S. GAAP knowledge.

Other than discussed above, there were no changes in the Group’s internal controls over financial reporting that occurred during the year ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, the Group’s internal control over financial reporting.

Item 16.    [Reserved]

Item 16A.    Audit Committee Financial Expert

Our Board of Directors has determined that it has at least one “audit committee financial expert,” as defined in Item 16A of Form 20-F, serving on the Audit Committee. Michael Bottenheim and Wendy Lane are the directors whom the Board of Directors has determined to be audit committee financial experts. Holders of ADSs should understand that this designation is a disclosure requirement of the Commission related to Mr. Bottenheim’s and Ms. Lane’s experience and understanding with respect to certain accounting and auditing matters. The designation does not impose on to Mr. Bottenheim and to Ms. Lane any duties, obligations or liability that are greater than are generally imposed on them as members of the Audit Committee and Board of Directors, and their designation as audit committee financial experts pursuant to this Commission requirement does not affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

Item 16B.    Code of Ethics

We have adopted a code of ethics consisting of several policies that apply to all of our employees, including our President and Chief Executive Officer, Executive Vice President and Chief Financial Officer and Senior Vice President, Financial Control. These policies are available through our web site at http://www.upm-kymmene.com by clicking “About Us”—“Corporate Responsibility.”

Item 16C.    Principal Accountant Fees and Services

Audit Fees.    The total fees paid to our principal accountant, PricewaterhouseCoopers, for the audit of the annual consolidated financial for the years ended December 31, 2005, December 31, 2004 and December 31, 2003 were €3.1 million, €2.9 million and €2.9 million, respectively.

Audit-Related Fees.    The total fees related to assurance and other services that reasonably relate to the audit or review of financial statements paid to PricewaterhouseCoopers were €2.1 million, €0.8 million and €0.6 million, respectively, for the years ended 2005, 2004 and 2003.

Tax Fees.    Fees paid to PricewaterhouseCoopers, associated with tax compliance and tax consultation were €1.1 million, €1.2 million and €1,3 million, respectively, for the years ended 2005, 2004 and 2003.

All Other Fees.    We did not pay any other fees to PricewaterhouseCoopers other than those described above in 2005 and 2004.

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

All of the services described in “Audit-Related Fees,” Tax Fees” and “All Other Fees” above were approved by the Audit Committee in accordance with our formal policy on auditor independence.

Item 16D.    Exemptions from the Listing Standards for Audit Committee

Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchases

The following table sets out certain information concerning purchases of our shares by UPM during 2005.

	Total Number of Shares Purchased	Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicity Announced Plans or Programs		Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
		(€)
January 1/1/05-1/31/05	0	0	0	(1)	26,178,900	(1)
February 2/1/05-2/28/05	5,780,000	16.96	5,780,000	(1)	20,398,900	(1)
March 3/1/05-3/31/05	2,220,000	17.36	2,220,000	(1)	0	(1)
April 4/1/05-4/30/05	900,000	15.50	900,000	(2)	24,100,000	(2)
May 5/1/05-5/31/05	0	0	0	(2)	24,100,000	(2)
June 6/1/05-6/30/05	0	0	0	(2)	24,100,000	(2)
July 7/1/05-7/31/05	0	0	0	(2)	24,100,000	(2)
August 8/1/05-8/31/05	0	0	0	(2)	24,100,000	(2)
September 9/1/05-9/30/05	0	0	0	(2)	24,100,000	(2)
October 10/1/05-10/31/05	0	0	0	(2)	24,100,000	(2)
November 11/1/05-11/30/05	0	0	0	(2)	24,100,000	(2)
December 12/1/05-12/31/05	0	0	0	(2)	24,100,000	(2)

Total	8,900,000	16.91	8,900,000

(1)	On March 24, 2004 the annual general meeting authorized the Board to repurchase a maximum of 26.178.900 UPM shares.
(2)	On March 31, 2005 the annual general meeting authorized the Board to repurchase a maximum of 25.000.000 UPM shares.

PART III

Item 17.    Financial Statements

Not applicable.

Item 18.    Financial Statements

See pages F-1 to F-94 filed as part of this annual report.

Item 19.    Exhibits

Documents filed as exhibits to this annual report.

1.1 Articles of Association of UPM-Kymmene as amended to date (incorporated herein by reference to Exhibit 1 of the annual report on Form 20-F for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on April 28, 2003).

2.1 Amended and Restated Trust Deed in respect of €5 billion Global Medium Term Note Programme of UPM-Kymmene Corporation dated October 11, 2005.

4.1 Key Personnel Stock Options Terms and Conditions, authorized by the annual general shareholder’s meeting of March 19, 2002, relating to the administration of stock options for the key personnel of UPM-Kymmene (incorporated herein by reference to Exhibit 4.2 of the annual report on Form 20-F for the year ended December 31, 2001, as filed with the Securities and Exchange Commission on May 31, 2002).

4.2 Contract of Employment for Jussi Pesonen, President and Chief Executive Officer of UPM-Kymmene, dated February 17, 2004 (incorporated herein by reference to Exhibit 4.3 of the annual report on Form 20-F for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on June 21, 2004).

4.3 Agreement between UPM-Kymmene Corporation and Juha Niemelä dated January 29, 2004 (incorporated herein by reference to Exhibit 4.11 of the annual report on Form 20-F for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on June 21, 2004).

4.4 Key Personnel Stock Options Terms and Conditions, authorized by the annual general shareholder’s meeting of March 31, 2005, relating to the administration of Stock Options for the key personnel of UPM-Kymmene (incorporated herein by reference to Exhibit 4.11 of the annual report on Form 20-F for the year ended December 31, 2004, as filed with the Securities and Exchange Commission on May 26, 2005).

6.1 Under IFRS, basic earnings per share is calculated by taking profit for the period divided by the adjusted average number of shares during the period, excluding own shares. The computation of diluted earnings per share is similar to that for basic earnings per share, except that it assumes the potentially dilutive securities, such as convertible bonds, were converted to shares as of the beginning of the year. A description of the computation of earnings per share under U.S. GAAP is included in Note 40.I(k) of the notes to the consolidated financial statements included herein.

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

Date:  April 4, 2006

UPM-KYMMENE CORPORATION

By:	/s/ JOUKO TAIPALE
	Name:	Jouko Taipale
	Title:	Senior Vice President, Financial Control

By:	/s/ JUHA MÄKELÄ
	Name:	Juha Mäkelä
	Title:	General Counsel

UPM-KYMMENE CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UPM-Kymmene Corporation

Consolidated Financial Statements

UPM-KYMMENE CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders

of UPM-Kymmene Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of equity and of cash flows present fairly, in all material respects, the financial position of UPM-Kymmene Corporation and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with International Financial Reporting Standards as adopted by the EU. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Finland, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company adopted various accounting standards effective January 1, 2005 and, as required for certain of the accounting changes, has revised prior periods for comparative purposes.

International Financial Reporting Standards as adopted by the EU vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 40 to the consolidated financial statements.

PricewaterhouseCoopers Oy

Authorized Public Accountants

Helsinki, Finland

April 4, 2006

UPM-KYMMENE CORPORATION

CONSOLIDATED INCOME STATEMENT

		As at December 31,
	Note	2005	2005	2004 (As revised*)	2003 (As revised*)
		(U.S.$)	(€)	(€)	(€)
	(In millions, except per share amounts)
Sales	(4)	11,070	9,348	9,820	9,787
Other operating income	(6)	138	117	168	58
Costs and expenses	(7)	(9,541)	(8,057)	(8,239)	(8,451)
Depreciation, amortization and impairment charges	(8)	(1,338)	(1,130)	(1,122)	(1,048)

Operating profit	(4)	329	278	627	346
Share of results of associated companies and joint ventures	(9)	48	41	58	22
Gains on available-for-sale investments, net	(10)	107	90	1	127
Exchange rate and fair value gains and losses	(11)	(5)	(4)	48	107
Interest and other finance costs, net	(11)	(175)	(148)	(178)	(177)

Profit before tax		304	257	556	425
Income taxes	(12)	(54)	(46)	414	(113)

Profit for the period		250	211	970	312

Attributable to:
Equity holders of parent company		252	213	969	314
Minority interest		(2)	(2)	1	(2)

		250	211	970	312
Earnings per share for profit attributable to the equity holders of the parent company
Basic earnings per share	(13)	0.49	0.41	1.85	0.60
Diluted earnings per share	(13)	0.49	0.41	1.84	0.60

*	Reflects the retrospective application of new and revised International Financial Reporting Standards.

The notes are an integral part of these financial statements.

UPM-KYMMENE CORPORATION

CONSOLIDATED BALANCE SHEET

		As at December 31,
	Note	2005	2005	2004 (As revised*)
		(U.S.$)	(€)	(€)
		(In millions)
ASSETS
Non-current assets
Goodwill	(15)	1,793	1,514	1,560
Other intangible assets	(16)	634	535	519
Property, plant and equipment	(17)	8,664	7,316	7,621
Investment property	(18)	42	35	38
Biological assets	(19)	1,390	1,174	1,143
Investments in associated companies and joint ventures	(20)	1,224	1,034	1,047
Available-for-sale investments	(21)	181	153	366
Non-current financial assets	(22)	201	170	240
Deferred tax assets	(28)	417	352	296
Other non-current assets	(23)	45	38	22

		14,591	12,321	12,852
Current assets
Inventories	(24)	1,487	1,256	1,138
Trade and other receivables	(25)	1,958	1,653	1,587
Income tax receivables		33	28	60
Available-for-sale investments	(26)	—	—	98
Cash and cash equivalents		297	251	142

		3,775	3,188	3,025
Assets held for sale	(20)	38	32	—

Total assets		18,404	15,541	15,877

EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent
Share capital		1,054	890	891
Share issue		—	—	1
Share premium reserve		978	826	745
Treasury shares		(4)	(3)	—
Translation differences		(40)	(34)	(55)
Fair value and other reserves		276	233	328
Retained earnings		6,413	5,415	5,726

	(27)	8,677	7,327	7,636
Minority interest		25	21	26

Total equity		8,702	7,348	7,662

Non-current liabilities
Deferred tax liabilities	(28)	1,051	887	932
Retirement benefit obligations	(29)	508	429	407
Provisions	(30)	225	190	177
Interest-bearing liabilities	(31)	5,123	4,326	4,424
Other liabilities	(32)	15	13	26

		6,922	5,845	5,966

Current liabilities
Current interest-bearing liabilities	(31)	1,156	976	917
Trade and other payables	(33)	1,615	1,364	1,256
Income tax payables		9	8	76

		2,780	2,348	2,249

Total liabilities		9,702	8,193	8,215

Total equity and liabilities		18,404	15,541	15,877

*	Reflects the retrospective application of new and revised International Financial Reporting Standards.

The notes are an integral part of these financial statements.

UPM-KYMMENE CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity holders of the parent								Minority interest	Total equity
	Share capital	Share issue	Share premium reserve	Treasury shares	Translation differences	Fair value and other reserves(1)	Retained earnings(1)	Total
	(€ in millions)
Balance at January 1, 2003	442	—	704	—	24	805	5,229	7,204	—	7,204
Effect on new and revised IFRS-standards	—	—	—	—	—	—	—	—	33	33

Balance at January 1, 2003 (as revised)	442	—	704	—	24	805	5,229	7,204	33	7,237

Transactions with equity holders
Share issue	445	—	—	—	—	(445)	—	—	—	—
Share-based compensation	—	—	—	—	—	6	—	6	—	6
Dividend paid	—	—	—	—	—	—	(390)	(390)	—	(390)
Business combinations	—	—	—	—	—	—	—	—	1	1
Convertible bond loan 1994	3	—	33	—	—	(36)	—	—	—	—

Income and expenses recognized directly in equity
Translation differences	—	—	—	—	(66)	—	—	(66)	—	(66)
Other items	—	—	—	—	—	(1)	(4)	(5)	—	(5)
Cash flow hedges
recorded in equity, net of tax	—	—	—	—	—	32	—	32	—	32
transferred to income statement, net of tax	—	—	—	—	—	—	—	—	—	—
Available-for-sale investments
gains/losses arising from fair valuation, net of tax	—	—	—	—	—	2	—	2	—	2
transferred to income statement, net of tax	—	—	—	—	—	(100)	—	(100)		(100)
Profit for the period (as revised)	—	—	—	—	—	—	314	314	(2)	312

Balance at December 31, 2004 (as revised)	890	—	737	—	(42)	263	5,149	6,997	32	7,029

Balance at January 1, 2004 (as revised)	890	—	737	—	(42)	263	5,149	6,997	32	7,029

Transactions with equity holders
Share options exercised	1	1	8	—	—	—	—	10	—	10
Share-based compensation	—	—	—	—	—	12	—	12	—	12
Dividend paid	—	—	—	—	—	—	(393)	(393)	—	(393)
Business combinations	—	—	—	—	—	—	—	—	(7)	(7)

Income and expenses recognized directly in equity
Translation differences	—	—	—	—	(13)	—	—	(13)	—	(13)
Other items	—	—	—	—	—	1	1	2	—	2
Cash flow hedges
recorded in equity, net of tax	—	—	—	—	—	31	—	31	—	31
transferred to income statement, net of tax	—	—	—	—	—	(19)	—	(19)	—	(19)
Available-for-sale investments gains/losses arising from fair valuation, net of tax	—	—	—	—	—	13	—	13	—	13
Revision of profit on valuation of available-for-sale investments	—	—	—	—	—	27	—	27	—	27
Profit for the period (as revised)	—	—	—	—	—	—	969	969	1	970

Balance at December 31, 2004 (as revised)	891	1	745	—	(55)	328	5,726	7,636	26	7,662

The notes are an integral part of these financial statements.

UPM-KYMMENE CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY—(Continued)

	Attributable to equity holders of the parent								Minority interest	Total equity
	Share capital	Share issue	Share premium reserve	Treasury shares	Translation differences	Fair value and other reserves(1)	Retained earnings(1)	Total
	(€ in millions)
Balance at January 1, 2005	891	1	745	—	(55)	328	5,726	7,636	26	7,662

Transactions with equity holders
Share options exercised	12	(1)	68	—	—	—	—	79	—	79
Acquisition of treasury shares	—	—	—	(151)	—	—	—	(151)	—	(151)
Reissuance of treasury shares	—	—	—	11	—	—	—	11	—	11
Cancellation of treasury shares	(13)	—	13	137	—	—	(137)	—	—	—
Share-based compensation	—	—	—	—	—	8	—	8	—	8
Dividend paid	—	—	—	—	—	—	(387)	(387)	—	(387)
Business combinations	—	—	—	—	—	—	—	—	(3)	(3)

Income and expenses recognized directly in equity
Translation differences	—	—	—	—	25	—	—	25	—	25
Net investment hedge, net of tax	—	—	—	—	(4)	—	—	(4)	—	(4)
Cash flow hedges
recorded in equity, net of tax	—	—	—	—	—	(63)	—	(63)	—	(63)
transferred to income statement, net of tax	—	—	—	—	—	(2)	—	(2)	—	(2)
Available-for-sale investments
gains/losses arising from fair valuation, net of tax	—	—	—	—	—	51	—	51	—	51
transferred to income statement, net of tax	—	—	—	—	—	(89)	—	(89)	—	(89)
Profit for the period	—	—	—	—	—	—	213	213	(2)	211

Balance at December 31, 2005	890	—	826	(3)	(34)	233	5,415	7,327	21	7,348

(1)	Reflects the retrospective application of new and revised International Financial Reporting Standards. See Note 2.

The notes are an integral part of these financial statements.

UPM-KYMMENE CORPORATION

CONSOLIDATED CASH FLOW STATEMENT

	Year ended December 31,
	2005	2005	2004 (As revised*)	2003 (As revised*)
	(U.S.$)	(€)	(€)	(€)
	(In millions)
Cash flow from operating activities
Net profit for the period	250	211	970	312
Adjustments to net profit for the period(1)	1,391	1,175	369	1,088
Interest received	18	15	39	16
Interest paid	(185)	(156)	(189)	(239)
Dividends received	25	21	39	70
Other financial items, net	(102)	(86)	(45)	54
Income taxes paid	(110)	(93)	(72)	(160)
Change in working capital(2)	(277)	(234)	(114)	117

Net cash provided by operating activities	1,010	853	997	1,258

Cash flow from investing activities
Acquisition of subsidiary shares, net of cash (Note 5)	(7)	(6)	(1)	(14)
Acquisition of shares in associated companies	(6)	(5)	(40)	(2)
Acquisition of available-for-sale investments	(26)	(22)	(1)	—
Capital expenditures	(817)	(690)	(630)	(599)
Proceeds from disposal of subsidiary shares, net of cash (Note 5)	236	200	185	(5)
Proceeds from disposal of shares in associated companies	19	16	25	14
Proceeds from disposal of available-for-sale investments	336	284	(41)	174
Proceeds from sale of fixed assets	56	47	29	18
Proceeds from long-term receivables	30	25	20	54
Increase in long-term receivables	(8)	(7)	(12)	(6)
Other investing cash flow	—	—	—	(7)

Net cash used in investing activities	(187)	(158)	(466)	(373)

Cash flow from financing activities
Proceeds from long-term liabilities	211	178	—	579
Payments of long-term liabilities	(759)	(641)	(224)	(1,015)
Proceeds from (payment of) short-term borrowings, net	310	262	(102)	(111)
Share options exercised	92	78	10	—
Dividends paid	(459)	(388)	(393)	(390)
Purchase of own shares	(179)	(151)	—	—
Other financing cash flow	88	74	(1)	(27)

Net cash used in financing activities	(696)	(588)	(710)	(964)

Change in cash and cash equivalents	127	107	(179)	(79)

Cash and cash equivalents at the beginning of year	168	142	338	449
Foreign exchange effect on cash	2	2	(17)	(32)
Change in cash and cash equivalents	127	107	(179)	(79)

Cash and cash equivalents at year-end	297	251	142	338

The notes are an integral part of these financial statements.

UPM-KYMMENE CORPORATION

CONSOLIDATED CASH FLOW STATEMENT (continued)

	Year ended December 31,
	2005	2005	2004 (As revised*)	2003 (As revised*)
	(U.S.$)	(€)	(€)	(€)
	(In millions)
Notes to the consolidated cash flow statement
(1) Adjustments to net profit
Taxes	54	46	(414)	113
Depreciation, amortization and impairment charges	1,338	1,130	1,122	1,048
Share of results in associated companies and joint ventures	(49)	(41)	(58)	(22)
Profits and losses on sale of fixed assets and investments	(57)	(48)	(138)	(19)
Gains on available-for-sale investments, net	(106)	(90)	(1)	(127)
Finance costs, net	180	152	130	70
Change in the Finnish pension system	—	—	(269)	—
Other adjustments	31	26	(3)	25

	1,391	1,175	369	1,088

(2) Change in working capital
Inventories	(147)	(124)	(26)	34
Current receivables(3)	(154)	(130)	(203)	66
Current non-interest bearing liabilities	24	20	115	17

	(277)	(234)	(114)	117

(3)	2004 includes €(179) million arising from termination of the securitization programme for trade receivables.
*	Reflects the retrospective application of new and revised International Financial Reporting Standards.

The notes are an integral part of these financial statements.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In the notes all amounts are shown in millions of euros unless otherwise stated.)

1.    ACCOUNTING POLICIES

The principal accounting policies to be adopted in the preparation of the consolidated financial statements are set out below:

Principal Activities

UPM is a global paper and forest products company engaged in the production of paper, with an emphasis on the manufacture and sale of printing and writing papers. The Group is vertically integrated with operations that are organized through five divisions: Magazine Papers, Newsprint, Fine and Speciality Papers, Converting and Wood Products. The biggest units of UPM’s Other Operations are forestry departments, and energy department in Finland. The Group’s activities are centered in the European Union countries and North America, and Asia with production facilities in 15 countries.

Basis of Preparation

These consolidated financial statements of UPM-Kymmene Corporation, a Finnish limited liability company, domiciled in Helsinki in the Republic of Finland, are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU.

The financial statements have been prepared under the historical cost convention as modified by the revaluation of biological assets, available-for-sale financial assets and certain other financial assets and financial liabilities. Share-based payments are recognized at fair value on the grant date.

The preparation of financial statements requires the use of accounting estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Accounting estimates are employed in the financial statements to determine reported amounts, including the realizability of certain assets, the useful lives of tangible and intangible assets, income taxes and others. Although these estimates are based on management’s best knowledge of current events and actions, actual results may ultimately differ from those estimates. The preparation of financial statements also requires management to exercise its judgment in the process of applying the Group’s accounting policies.

Consolidation Principles

Subsidiaries

The consolidated financial statements of UPM include the financial statements of the parent company, UPM-Kymmene Corporation, and its subsidiaries. Subsidiaries are those entities in which UPM-Kymmene Corporation either owns, directly or indirectly, over fifty percent of the voting rights, or otherwise has the power to govern their operating and financial policies.

Acquisitions of subsidiaries are accounted for using the purchase method of accounting. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets of the subsidiary acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the Group’s share of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement (see “Intangible Assets” for the accounting policy on goodwill). Subsidiaries acquired during the year are included in the consolidated financial statements from the date on which control is transferred to the Group, and subsidiaries sold are included up to the date that control is relinquished. Where necessary, the accounting policies of subsidiaries have been adjusted to ensure consistency with the policies adopted by the Group.

All intercompany transactions, receivables, liabilities and unrealized profits, as well as intragroup profit distributions, are eliminated.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Associated Companies and Joint Ventures

Associated companies are entities over which the Group generally holds between 20% and 50% of the voting rights, or over which the Group has significant influence but not control. Joint ventures are entities over which the Group has contractually agreed to share the power to govern the financial and operating policies of that entity with another venturer or venturers.

Interests in associated companies and joint ventures are accounted for using the equity method of accounting. Under this method the Group’s share of the associated company’s and joint venture’s profit or loss for the year is recognized on the income statement and its share of movements in reserves is recognized in reserves. The Group’s interest in an associated company and joint venture is carried on the balance sheet at an amount that reflects its share of the net assets of the associated company and joint venture together with goodwill on acquisition (net of any accumulated impairment loss), less any impairment in the value of individual investments. Gains and losses on transactions between the Group and its associated companies and joint ventures are eliminated to the extent of the Group’s interest in the associated company and joint venture. Associated company and joint venture accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group. Equity accounting is discontinued when the carrying amount of the investment in an associated company or interest in a joint venture reaches zero, unless the Group has incurred or guaranteed obligations in respect of the associated company or joint venture.

Minority Interests

The profit or loss attributable to the parent shareholders and minority interests is presented on the face of the income statement. Minority interests are presented in the consolidated balance sheet within equity, separately from the parent shareholders’ equity.

Foreign Currency Transactions

Items included in the financial statements of each subsidiary in the Group are measured using the currency of the primary economic environment in which the subsidiary operates (“the functional currency”). The consolidated financial statements are presented in euros, which is the functional and presentation currency of the parent company.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Receivables and liabilities in foreign currencies are translated into the functional currency at the exchange rates prevailing on the balance sheet date. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Foreign exchange differences arising in respect of operating business items are included in operating profit in the appropriate income statement account, and those arising in respect of financial assets and liabilities are included as a net amount in finance costs.

Income and expenses for each income statement of subsidiaries that have a functional currency different from the Group’s presentation currency are translated into euros at quarterly average exchange rates. Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet. All resulting translation differences are recognized as a separate component of equity. When a foreign entity is sold or liquidated, such translation differences are recognized in the income statement as part of the gain or loss on sale.

Derivative Financial Instruments

Derivatives are initially recognized on the balance sheet at cost and thereafter revalued at their fair value. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged. On the date a derivative contract is entered into, the Group designates certain derivatives as either hedges of the fair value of a recognized asset or liability (fair value hedge), a hedge of a forecasted transaction or of a firm commitment (cash flow hedge), or hedges of net investments in foreign operations (net investment hedge).

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective both prospectively and retrospectively are recorded in the income statement under financial items, along with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective both prospectively and retrospectively are recognized in equity (at the spot rate difference). Amounts deferred in equity are transferred to the income statement and classified as revenue or an expense in the same period during which the hedged firm commitment or forecasted transaction affects the income statement (for example, when the forecasted external sale to the Group that is hedged takes place). The period when the hedging reserve is released to sales after each derivative has matured is approximately 1 month.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting under IAS 39, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the committed or forecasted transaction is ultimately recognized in the income statement. However, if a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. The Group hedges certain net investments in foreign entities with forward exchange contracts. The fair value changes of the forward exchange contracts that reflect the change in spot exchange rates are deferred in equity and included in cumulative translation differences. Any gain or loss relating to the interest portion of the forward exchange contracts is recognized immediately in the income statement under financial items. Gains and losses accumulated in equity are included in the income statement when the foreign operation is disposed of.

Certain derivative transactions, while providing effective economic hedges under the Group Financial Policy, do not qualify for hedge accounting under the specific rules in IAS 39. Such derivatives are classified as held for trading, and changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement under financial items.

At the inception of the transaction the Group documents the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as hedges to specific assets and liabilities or to specific firm commitments or forecast transactions. The Group also documents its assessment, both at the hedge inception and on an ongoing basis, as to whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Fair values of derivative financial instruments have been estimated as follows: Interest forward rate agreements and futures contracts are fair valued based on quoted market rates on the balance sheet date; forward foreign exchange contracts are fair valued based on the contract forward rates in effect on the balance sheet date; foreign currency options are fair valued based on quoted market rates on the balance sheet date; interest and currency swap agreements are fair valued based on discounted cash flow analyses; and commodity derivatives are fair valued based on quoted market rates on the balance sheet date.

In assessing the fair value of non-traded derivatives such as embedded derivatives and other financial instruments, the Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Other valuation techniques, such as option pricing models and estimated discounted value of future cash flows, are used to determine fair value for the remaining financial instruments. Embedded derivatives that are identified and are monitored by the Group and the fair value changes are reported in financial items on the income statement.

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

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The accounting policies of the segments and Other Operations are the same as those of the Group. The costs and revenues as well as assets and liabilities of the segments are allocated on a symmetrical basis. All inter-segment sales are based on market prices, and all inter-segment sales are eliminated on consolidation.

Non-current Assets Held for Sale and Discontinued Operations

Non-current assets (or disposal groups) are classified as assets held for sale and stated at the lower of carrying amount and fair value less costs to sell if their carrying amount is recovered principally through a sale transaction rather than through a continuing use. Non-current assets classified as held for sale, or included within a disposal group that is classified as held for sale, are not depreciated.

A discontinued operation is a component of an entity that either has been disposed of, or that is classified as held for sale, and represents a separate major line of business or geographical area of operations, is a part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations, or is a subsidiary acquired exclusively with a view to resale. The post-tax profit or loss from discontinued operations is shown as a separate single item in the consolidated income statement.

Revenue Recognition

Sales are recognized when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, our price to the buyer is fixed or determinable, and collectibility is reasonably assured. Delivery is not considered to have occurred until the customer takes title and assumes the risks and rewards of ownership and the Group has neither a continuing right to dispose of the goods, nor effective control of those goods. The timing of revenue recognition is largely dependent on shipping terms. Group terms of delivery are based on Incoterms 2000, the official rules for interpretation of trade terms issued by International Chamber of Commerce. Revenue is recorded when the product is delivered to the destination point for terms designated Delivered Duty Paid (“DDP”). For sales transactions designated Free on Board (“FOB”) or Cost, Insurance and Freight (“CIF”), revenue is recorded at the time of shipment.

Revenues from services are recorded when the service has been performed. Sales are recognized net of indirect sales taxes, discounts, rebates and exchange differences on sales in foreign currency. The costs of distributing products sold are included in costs and expenses.

Income Taxes

The Group’s income taxes include income taxes of Group companies based on taxable profit for the financial period, together with tax adjustments for previous periods and the change of deferred income taxes.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associated companies and joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Intangible Assets

Amortization of intangible assets with finite lives is based on the following expected useful lives:

Computer software	3–5 years
Other intangible assets	5–10 years

Goodwill and other intangible assets that are deemed to have an indefinite life are not amortized.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Goodwill

Goodwill represents the excess of the cost of acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary, associated company or joint venture at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associated companies and joint ventures is included in investments in associated companies and joint ventures. Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in a subsequent period.

The gain or loss on disposal of an entity includes the carrying amount of goodwill related to the entity sold.

Research and Development

Research and development costs are expensed as incurred, except for certain development costs, which are capitalized when it is probable that a development project will generate future economic benefits, and the cost can be measured reliably. Capitalized development costs are amortized on a systematic basis over their expected useful future lives, not exceeding five years.

Computer Software

Costs associated with maintaining computer software programs and costs related to the preliminary project phase of internally developed software are recognized as an expense as incurred. Development costs relating to the application development phase of internally developed software are capitalized as intangible assets. Direct costs include external direct costs of material and services and staff costs of the software development team. Computer software development costs recognized as assets are amortized using the straight-line method over their useful lives.

Other Intangible Assets

Patents, trademarks and licenses with a finite useful life are recognized at cost less accumulated amortization and impairment. Amortization is calculated using the straight-line method to allocate the cost over their estimated useful lives. Other intangible assets that are deemed to have an indefinite life are not amortized and are tested annually for impairment.

Emission Allowances

Allowances received from the governments free of charge are initially recognized as intangible assets based on market value at the date of initial recognition. Allowances are not amortized.

Property, Plant and Equipment

Property, plant and equipment acquired by Group companies are stated at historical cost. Assets of acquired subsidiaries are stated at fair value at the date of acquisition. Depreciation is calculated on a straight-line basis and the carrying value is adjusted for impairment charges, if any. The carrying value of the property, plant and equipment on the balance sheet represents the cost less accumulated depreciation and any impairment charges.

Borrowing costs incurred for the construction of any qualifying assets are capitalized during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are expensed.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Land is not depreciated, but otherwise depreciation is based on the following expected useful lives:

Buildings	25–40 years
Heavy machinery	15–20 years
Light machinery and equipment	5–15 years

Expected useful lives of assets are reviewed at each balance sheet date and, where they differ significantly from previous estimates, depreciation periods are changed prospectively.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that the future economic benefit associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred. Major renovations are depreciated over the remaining useful life of the related asset or to the date of the next major renovation, whichever is sooner.

Gains and losses on disposals are determined by comparing the disposal proceeds with the carrying amount and are included in operating profit. Assets to be disposed of are reported at the lower of the carrying amount and the fair value less selling costs.

Government Grants

Government grants relating to the purchase of property, plant and equipment are deducted from the acquisition cost of the asset and recognized as a reduction to the depreciation charge of the related asset when it is practicable to determine that the eligibility conditions attached to the grant will be met and the grant will be received. Other government grants are recognized in the income statement in the period necessary to match them with the costs they are intended to compensate when the reimbursement is received or when it is practicable to determine the amount and eligibility for the grant.

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

Biological Assets

Biological assets (i.e. living trees) are measured at their fair value less estimated point-of-sale costs. The fair value of biological assets other than young seedling stands is based on discounted cash flows from continuous operations. The fair value of young seedling stands is the actual reforestation cost of those stands. Continuous operations, the maintenance of currently existing seedling stands and the felling of forests during one rotation, are based on the Company’s forest management guidelines. The calculation takes into account the growth potential and environmental restrictions and other reservations of the forests. Felling revenues and maintenance costs are calculated on the basis of actual costs and prices, taking into account the Company’s projection of future price development.

Periodic changes resulting from growth, felling, prices, costs and other premise changes are included in operating profit on the income statement.

Financial Assets

Financial assets have been classified into financial assets at fair value through profit or loss (including financial assets held for trading), loans and receivables and available-for-sale categories.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in non-current assets unless they mature within 12 months of the balance sheet date. Loan receivables originated by the company that have a fixed maturity are measured at amortized cost using the effective interest method, and those that do not have a fixed maturity are measured at cost. Loan receivables are impaired if the carrying amount is greater than the estimated recoverable amount.

Available-for-sale investments are included in non-current assets unless they are intended to be disposed of within 12 months of the balance sheet date. Purchases and sales of financial investments are recognized on the settlement date, which is the date that the asset is delivered to or by the Group. Investments are initially recognized at cost, including transaction costs, and subsequently carried at fair value.

The fair values of listed investments are based on quoted prices. Unlisted equity securities, for which fair values cannot be measured reliably, are recognized at cost less impairment.

Unrealized gains and losses arising from changes in the fair value of securities classified as available-for-sale are recognized in equity. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments in equity are included in the income statement as gains and losses from available-for-sale investments.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss—measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss—is removed from equity and recognized in the income statement. Impairment losses recognized in the income statement on equity instruments are not subsequently reversed through the income statement.

Impairment of non-financial assets

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. Assets that are subject to depreciation (or amortization) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. The value in use is determined by reference to discounted future cash flows expected to be generated by the asset. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years.

An impairment loss recognized for goodwill is not reversed in a subsequent period.

Leases

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are recognized as assets and liabilities in the balance sheet at the commencement of lease term at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is apportioned between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in other long-term interest-bearing liabilities. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Property, plant and equipment acquired under finance leases are depreciated over the shorter of the asset’s useful life and the lease term.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined by the first-in, first-out (FIFO) method. The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related production overheads (based on normal operating capacity) but excludes borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses.

Trade Receivables

Trade receivables are carried at their anticipated realizable value, which is the original invoice amount less an allowance for doubtful accounts. An allowance for doubtful accounts is made when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less. Bank overdrafts are included within borrowings in current liabilities on the balance sheet.

Treasury Shares

Where any Group company purchases the Company’s equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes), is deducted from equity attributable to the Company’s equity holders until the shares are cancelled or reissued. Where such shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company’s equity holders.

Interest-Bearing Liabilities

Interest-bearing liabilities are classified as originated loans and are recognized initially at fair value, net of transaction costs incurred. In subsequent periods, interest-bearing liabilities are stated at amortized cost using the effective interest method; any difference between proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the interest-bearing liabilities.

Most long-term interest-bearing liabilities are designated as hedged items in a fair value hedge relationship. Fair value variations resulting from the hedged interest rate risk are recorded to adjust the carrying amount of the hedged item and reported on the income statement under finance income and expenses. If the hedge accounting is discontinued, the carrying amount of the hedged item is no longer adjusted for fair value changes attributable to the hedged risk and the cumulative fair value adjustment recorded during the hedge relationship is amortized based on a new effective interest recalculation through the income statement under finance income and expenses.

Interest-bearing liabilities are classified as non-current liabilities unless they are due to be settled within twelve months after the balance sheet date.

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

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and final salary with the Company. Generally, the schemes are either funded through payments to insurance companies or to trustee-administered funds as determined by periodic actuarial calculations. In addition, the Group also operates defined contribution pension arrangements.

For defined benefit plans, the liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognized actuarial gains or losses and past service cost. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability. The cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of the employees. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation are charged or credited to income over the expected average remaining service lives of the employees concerned. Past service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period.

For defined contribution plans, contributions are paid to pension insurance companies. Once the contributions have been paid, there are no further payment obligations. Contributions to defined contribution plans are charged to the income statement in the period to which the contributions relate.

Other Post-Retirement Obligations

Some Group companies provide post-retirement healthcare benefits to their retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment, using an accounting methodology similar to that for defined benefit pension plans. Valuations of these obligations are carried out by independent qualified actuaries.

Share-Based Compensation

The Group has granted share options to top management and key personnel. In addition, the Group has established a share ownership program for its executive management. These compensation plans are recognized as equity-settled or cash-settled share-based payment transactions depending on the settlement. The fair values of the granted options and shares are recognized as indirect employee costs over the vesting period.

The fair values of the options granted are determined using the Black-Scholes valuation model on the grant date. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. The estimates of the number of the exercisable options are revised quarterly and the impact of the revision of original estimates, if any, is recognized in the income statement and equity.

Based on the share ownership program, the executive management is compensated with shares depending on Group’s financial performance. Shares are valued using the market rate on the grant date. The settlement is a combination of shares and cash. The Group can obtain the necessary shares by using its treasury shares or purchase shares from the market.

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, and it is more likely than not that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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

Environmental Remediation Provisions

Expenditures that result from remediation of an existing condition caused by past operations and do not contribute to current or future revenues are expensed. The recognition of environmental remediation provisions is based on current interpretations of environmental laws and regulations. Such provisions are recognized when it is likely that the liability has been incurred and the amount of such liability can be reasonably estimated. Amounts provisioned do not include third-party recoveries.

Emission allowances

The Group participates in government schemes aimed at reducing greenhouse gas emissions. Allowances received from the government free of charge are initially recognized as intangible assets based on market value at the date of initial recognition. Government grant is recognized as deferred income in the balance sheet at the same time as the allowances and amortized systematically over the compliance period for which the allowances were issued. Emission obligations are recognized in provisions when the liability is incurred based on the carrying amount of the allowances on hand if the liability is expected to be settled by those allowances.

Dividends

Dividend distribution to the Company’s shareholders is recognized as a liability in the Group’s financial statements in the period in which the dividends are approved by the Company’s shareholders.

Comparatives

Where necessary, comparative figures have been reclassified to conform to changes in presentation in the current year. In addition, comparative figures have been restated to reflect the impact of the adoption of a number of new and revised IFRS-standards.

Earnings per Share

The basic earnings per share are computed using the weighted average number of shares outstanding during the period. Diluted earnings per share are computed using the weighted average number of shares outstanding during the period plus the dilutive effect of convertible bonds and share options.

Critical judgments in applying accounting policies and key sources of estimation uncertainty

Impairment of non-current assets

Goodwill, intangible assets not yet available for use and intangible assets with indefinite useful lives are tested at least annually for impairment. Other long-lived assets are reviewed when there is an indication that impairment may have occurred. Estimates are made of the future cash flows expected to result from the use of the asset and its eventual disposal. If the balance sheet carrying amount of the asset exceeds its recoverable amount, an impairment loss is recognized. Actual cash flows could vary from estimated discounted future cash flows. The long useful lives of assets, changes in estimated future sales prices of products, changes in product costs and changes in the discount rates used could lead to significant impairment charges.

Biological assets

The Group owns about 1 million hectare of forest land. Biological assets (i.e. living trees) are measured at their fair value at each balance sheet date. The fair value of biological assets is determined based among other estimates on growth potential, harvesting, price development and discount rate. Changes in any estimates could lead to recognition of significant fair value changes in income statement.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Employee benefits

The Group operates a mixture of pension and other post-employment benefit schemes. Several statistical and other actuarial assumptions are used in calculating the expense and liability related to the plans. These factors include assumptions about the discount rate, expected return on plan assets, changes in future compensation and withdrawal. Statistical information used may differ materially from actual results due to changing market and economic conditions, changes in service period of plan participants or changes in other factors. Changes in actuarial assumptions are charged or credited to income over the expected remaining service lives of the employees and therefore affect recognized expense and obligations in future periods. Significant differences in actual results and initial estimates or change in assumptions may materially affect pension obligation and future expense.

Environmental provisions

Operations of the Group are based on heavy process industry which requires large production facilities. In addition to basic raw materials, considerable amount of chemicals, water and energy is used in processes. The Group’s operations are subject to several environmental laws and regulations. The Group aims to operate in compliance with regulations related to the treatment of waste water, air emissions and landfill sites. The Group has provisions for normal environmental remediation costs. Unexpected events occurring during production processes and waste treatment could cause material losses and additional costs in the Group’s operations.

Income taxes

The Group reviews, at each balance sheet date, the carrying amount of deferred tax assets. The Group considers whether it is probable that the subsidiaries will have sufficient taxable profits against which the unused tax losses or unused tax credits can be utilized. The factors used in estimates may differ from actual outcome which could lead to a significant adjustment to deferred tax assets recognized in the income statement.

2.    ADOPTION OF NEW OR REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

In the current year, the Group has adopted all of the new and revised Standards issued by the International Accounting Standards Board (the IASB) that are relevant to its operations and effective for accounting periods beginning on January 1, 2005. The adoption of these new and revised Standards has resulted in changes to the Group’s accounting policies in the following areas that have affected the amounts reported for the current or prior years:

In December 2003, International Financial Reporting Standards (IFRS) were amended as the IASB released revised IAS 32, Financial Instruments: Disclosure and Presentation and IAS 39, Financial Instruments: Recognition and Measurement. These new standards must be applied for annual periods beginning on or after January 1, 2005. Under IAS 39 (revised) it is no longer possible to reverse impairment losses on available-for-sale equity instruments through profit or loss, i.e. any subsequent increase in fair value is recognized in equity. The standard requires retrospective application, i.e. revision of comparative information resulting in a reversal of a gain of €26 million in the 2004 income statement to fair value reserve in equity.

The Group has early adopted IAS 39 (Amendment), Cash Flow Hedge Accounting of Forecast Intragroup Transactions from January 1, 2005. The effective date for the amendment is January 1, 2006. The amendment allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as hedged item in the consolidated financial statements provided that: a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction and b) the foreign currency risk will affect consolidated profit and loss.

In February 2004, the IASB issued IFRS 2, Share-based Payment. The standard requires the recognition of share-based payment transactions in the financial statements, including transactions with employees or other parties to be settled in cash, other assets, or equity instruments of the Company. IFRS 2 is effective for fiscal years beginning on or after January 1, 2005 and applies to grants of shares, share options or other equity instruments that were granted after November 7, 2002 and have not yet vested as of the effective date of the standard. The standard requires retrospective application resulting in a share-based payment expense for the comparative years ended December 31, 2004 and December 31, 2003 of €12 million and €6 million, respectively. The corresponding expense for 2005 is €8 million.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In March 2004, the IASB issued IFRS 3, Business Combinations, and the revised standards IAS 36, Impairment of Assets, and IAS 38, Intangible Assets. IFRS 3 is required to be applied to all business combinations for which the agreement date is on or after March 31, 2004. Goodwill related to acquisitions prior to March 31, 2004 continued to be amortized through December 31, 2004 as required under the IFRS transition guidance, while goodwill related to acquisitions subsequent to March 31, 2004 is not amortized. Intangible assets with definite useful lives will continue to be amortized over their respective estimated useful lives. Intangible assets with indefinite useful lives are not amortized. The revised standards IAS 36 and IAS 38 are effective for fiscal years beginning on or after January 1, 2005. Amortization of acquired goodwill in 2004 totaled EUR 100 million. These assets will not be amortized in 2005.

The adoption of IFRS 5, Non-current Assets Held for Sale and Discontinued Operations has resulted in a change in accounting policy for non-current assets (or disposal groups) held for sale. The non-current assets (or disposal groups) held for sale were previously neither classified nor presented as current assets or liabilities. There was no difference in measurement for non-current assets or (disposal groups) held for sale or for continuing use. The application of IFRS 5 does not impact the prior-year financial statements.

IAS 1 (revised), Presentation of Financial Statements, requires minority interests to be included in the Group’s equity in the consolidated balance sheet and it is no longer deducted from Group’s net profit for the period. Minority interest were previously presented as a separate category in the balance sheet. In addition, IAS 1 (revised) requires that the tax related to the result of associated companies is not included in the Group’s tax expense. The Group’s share of the results of its associated companies after tax is included in one income statement line. As a consequence of these changes the results of associated companies and correspondingly tax expense were decreased by €6 million in 2004 and €7 million in 2003.

IFRIC 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds will be effective from January 1, 2006. The Group’s current accounting policy is already in accordance with IFRIC 5 so there will be no change for the future financial statements.

The comparative figures for 2004 and 2003 have been revised to reflect the adoption of new and revised IFRS standards and the effects are summarized below:

	2004				2003
	IFRS 2	IAS 39(R)	IAS 1(R)	Total	IFRS 2	IAS 39(R)	IAS 1(R)	Total
	(€ in millions)
Adjustments:
Increase in costs and expenses	(12)	—	—	(12)	(6)	—	—	(6)
Decrease in share of results of associated companies and joint ventures	—	—	(6)	(6)	—	—	(7)	(7)
Decrease in gain on available-for-sale investments, net	—	(26)	—	(26)	—	—	—	—
Increase in income taxes	—	—	6	6	—	—	7	7

Decrease in profit attributable to equity holders of the parent company	(12)	(26)	—	(38)	(6)	—	—	(6)

Increase in fair value and other reserves	18	26	—	44	6	—	—	6

The impact of new and revised International Financial Reporting Standards on basic and diluted earnings per share is disclosed in Note 13.

New Accounting Pronouncements under IFRS

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for accounting periods beginning on or after January 1, 2006 or later periods but which the Group has not early adopted.

The amendment to IAS 19, Employee Benefits (effective from January 1, 2006) introduces the option of an alternative recognition approach for actuarial gains and losses. It also adds new disclosure requirements. As the

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Group does not intend to change the accounting policy adopted for recognition of actuarial gains and losses, adoption of this amendment will only impact the format and extent of disclosures presented in financial statements. The Group will apply this amendment from annual periods beginning January 1, 2006.

IAS 39 (Amendment), The Fair value Option (effective from January 1, 2006) changes the definition of financial instruments classified at fair value through profit or loss and restricts the ability to designate financial instruments as part of this category. The Group does not expect the adoption of this amendment to have a material impact on the classification of financial instruments.

The amendments to IAS 39 and IFRS 4, Financial Guarantee Contracts (effective from January 1, 2006) require issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognized at their fair value and subsequently measured at the higher of the unamortized balance of the related fees received and deferred, and the expenditure required to settle the commitment at the balance sheet date. The Group does not expect the adoption of these amendments to have a material impact on the financial statements.

IFRS 7, Financial Instruments: Disclosures, and a complementary amendment to IAS 1, Presentation of Financial Statements- Capital Disclosures are effective from January 1, 2007. IFRS 7 introduces new disclosures to improve the information about financial instruments. The amendment to IAS 1 introduces disclosures about how an entity manages its capital. The Group will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning January 1, 2007. Adoption of IFRS 7 and the amendment to IAS 1 will expand disclosures presented in the financial statements.

IFRIC 4, Determining whether an Arrangement contains a Lease is effective from January 1, 2006. The Group does not expect the adoption of this interpretation to have a material impact on the financial statements.

IFRS 2 applies to share-based payment transactions in which the entity receives or acquires goods or services. IFRIC 8 includes into the scope of IFRS 2 the transactions that the entity, when granting own shares, cannot identify the goods or services received. The interpretation is effective for annual periods beginning on or after May 1, 2006. The Group is currently estimating the impact of adopting IFRIC 8 on the financial statements.

3.    FINANCIAL RISK MANAGEMENT

Financial Risks

The objective of financial risk management is to protect the Group from unfavorable changes in financial markets and thus help to secure profitability. The objectives and limits for financing activities are defined in the Group Treasury Policy approved by the company’s Board of Directors.

In financial risk management, various financial instruments are used within the limits specified in the Group Treasury Policy. Only such instruments whose market value and risk profile can be continuously and reliably monitored are used for this purpose.

Financial services are provided and financial risk management carried out by a central treasury department (Group Treasury). The centralization of Treasury functions enables efficient financial risk management, cost-efficiency and efficient cash management.

Foreign Currency Risks

Management of foreign currency exposure is divided into two parts: that relating to foreign currency flows and that relating to balance sheet items denominated in foreign currency.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The first concerns mainly the 12-month forecasted commercial foreign currency flows and contracts longer than 12 months. Hedging of 50% of the net foreign currency flow for the 12 months ahead is considered neutral. Most of the forwards made to hedge highly probable foreign currency flows meet the IFRS hedge accounting requirements. The table below shows the nominal values of the hedging instruments at December 31, 2005.

Nominal values of hedging instruments
(€ in millions)
Currency
USD	571
GBP	334
CAD	(59)
SEK	64
DKK	34
JPY	163
NOK	36
AUD	81
Others	23

Total	1,247

The Group’s financial results and competitiveness are also affected indirectly by changes in the values of the domestic currencies of its main competitors, principally the US dollar, the Canadian dollar, and the Swedish krona. Exposure to these risks is not hedged. However, the company’s own production in the United States and Canada reduces this risk.

The balance sheet position comprises foreign currency denominated debts and receivables. According to the Group Treasury Policy, the aim is a fully hedged position. At December 31, 2005 the balance sheet position was €27 million (at December 31,2004: €25 million). Also the net of accounts receivable and accounts payable is hedged. Foreign currency risks associated with the shareholders’ equity of foreign subsidiaries, except for Canada, are not hedged.

Interest Rate Risks

The Group’s net debt per currency corresponds to the parent company’s and subsidiaries’ loan portfolios in their home currencies.

The nominal values of the Group’s interest-bearing net debts (including derivatives) by currency at December 31, 2005 were as follows:

Amount
(€ in billions)
Currency
EUR	4.0
USD	0.4
CNY	0.5
Others	0.1

Total	5.0

Management of interest rate risks is based on the 6-month average duration of the net debt portfolio as defined in the Group Treasury Policy. This relatively short duration is based on the assumption that, on average, yield curves will be positive. This approach thus reduces interest costs in the long term. The duration may deviate between 3 and 12 months. At December 31, 2005, the average duration of the net debt portfolio was 6 months (at December 31, 2004: 10 months). Most of the long-term loans and the interest rate derivatives related to them meet the IFRS hedge accounting requirements. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognized immediately on the income statement.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Liquidity and Refinancing Risks

The Group seeks to maintain adequate liquidity under all circumstances by means of efficient cash management and restricting investments to those that can be readily converted into cash.

In addition to cash funds of € 251 million and €142 million, at December 31, 2005, and 2004, respectively the Group had committed credit facilities amounting to € 2.7 billion (at December 31, 2004: €3.3 billion). The committed credit facilities used amounted to € 80 million (at December 31, 2004: €0).

Refinancing risks are minimized by ensuring that the loan portfolio has a balanced maturity schedule and that loans have sufficiently long maturities. The average loan maturity at December 31, 2005 was 7.5 years (7.6 years at December 31, 2004).

The most important financial programs in use at present are:

•	Domestic commercial paper program, €1.0 billion

•	Euro commercial paper program, USD 500 million

•	Belgian commercial paper program, €400 million

•	Medium Term Note program, €5.0 billion

•	Revolving Credit Facility, €1.2 billion (matures 2008)

•	Revolving Credit Facility, €1.5 billion (matures 2010)

Counterparty Risk

Counterparty risk is defined as the risk that a counterparty will be unable to fulfill its contractual obligations. According to the Group Treasury Policy, derivative instruments and investments of cash funds may be made only with a counterparty who meets a certain standard of creditworthiness. Creditworthiness of counterparties is monitored by Group Treasury.

Credit Risk

Potential concentrations of credit risk with respect to trade and other receivables are limited due to the large number and geographic dispersion of companies that comprise the Group’s customer base. Customer credit limits are established and monitored, and on-going evaluations of customers’ financial condition are performed. Most of the receivables are covered by credit risk insurances. The Group considers that no significant consideration of credit risk exists.

Derivatives Related to Commodity Price Risk Management

The Group’s manufacturing process requires a significant amount of electricity and recycled fiber. The procurement and sales of electricity (mainly to own mills) is managed and optimized by Group. The Group uses electricity forward contracts to manage price risks associated with the Group’s electricity exposure, which is the difference between the Group’s electricity consumption and production. Recycled paper price risk management includes the use of recycled fiber derivatives.

4.    SEGMENT INFORMATION

The Group is organized on a worldwide basis into the following primary business segments:

•	Magazine Papers Division

•	Newsprint Division

•	Fine and Speciality Papers Division

•	Converting Division

•	Wood Products Division

Activities outside the segments are reported under Other Operations.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Magazine Papers Division

Magazine papers have a high mechanical pulp content and are generally used in magazines, newspaper supplements, catalogues and direct mailings. The division manufactures both coated and uncoated papers. Coated magazine papers are mainly used in the manufacture of high-quality, multi-coated printed products, including magazines, catalogues, brochures, direct mail advertising and other advertising materials. Uncoated papers are mainly used for magazines, weekend newspaper supplements, catalogues, and flyers.

Newsprint Division

This division produces standard newsprint and machine-finished uncoated papers. The end-uses include daily newspapers, direct mail, telephone catalogues and books.

Fine and Speciality Papers Division

This division produces a complete range of coated and uncoated wood-free papers for graphic use and office communication. Fine papers are used for copying, non-impact printing, facsimile, direct mail advertising, brochures, and special interest magazines, while speciality papers include label papers and packaging papers.

Converting Division

This division produces self-adhesive labelstock, RFID tags and industrial wrappings.

Wood Products Division

This division includes plywood manufacturing, sawmilling and the building supplies trade.

Other Operations

This includes forestry departments, and energy department in Finland, logistics operations and real estate units, as well as the new ventures business unit. It also includes the share of net earnings of associated companies (mainly Oy Metsä-Botnia Ab) and the central administrative functions for the Group. The sales of Other Operations comprise only sales outside the Group.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Primary Reporting Format—Segment Data for the Year Ended December 31, 2005

	Magazine Papers	Newsprint	Fine and Speciality Papers	Converting	Wood Products	Other operations(1)	Elimina- tions	Group
	(€ in millions, except for percentages)
External sales	3,010	1,304	2,003	1,313	1,201	517	—	9,348
Internal sales	81	4	234	34	85	—	(438)	—

Total sales	3,091	1,308	2,237	1,347	1,286	517	(438)	9,348

Operating profit(2)	(78)	77	88	70	1	120	—	278

Share of results of associates and joint ventures	—	—	—	—	—	41	—	41
Gains on available-for-sale investments, net	—	—	—	—	—	—	—	90
Finance costs, net	—	—	—	—	—	—	—	(152)
Income taxes(3)	—	—	—	—	—	—	—	(46)

Profit for the period	—	—	—	—	—	—	—	211

Assets(4)	4,424	2,000	3,145	615	734	2,614	(219)	13,313
Associates and joint ventures(4)	—	—	—	—	—	1,034	—	1,034
Unallocated assets	—	—	—	—	—	—	—	1,194

Total assets	—	—	—	—	—	—	—	15,541

Liabilities(5)	214	122	220	148	100	147	(219)	732
Unallocated liabilities	—	—	—	—	—	—	—	7,461

Total liabilities	—	—	—	—	—	—	—	8,193

Other items
Depreciation and amortization	407	192	216	44	48	22	—	929
Impairment charge	159	6	8	1	27	—	—	201
Capital expenditure	177	135	265	52	51	69	—	749
Capital employed, December 31(6)	4,210	1,878	2,925	467	634	3,501	(965)	12,650
Capital employed, average	4,397	1,900	2,843	603	660	—	—	12,801
Return on capital employed,%(7)	(1.8)%	4.1%	3.1%	11.6%	0.2%	—	—	3.4%

(1)	Sales include only sales outside the Group. Internal sales to segments amount to €1,461 million, consisting mainly of raw wood sales and Energy Department in Finland.
(2)	The operating profit of the Magazine Papers segment includes impairment charges of €151 million, as well as expenses of €17 million relating to a new collective bargaining agreement at the Miramichi pulp mill, and an impairment charge of €5 million at Augsburg. The operating profit of the Newsprint segment includes a €5 million share of the Augsburg write-offs. The operating profit of the Fine and Speciality Papers segment includes an impairment charge of €8 million relating to the Nordland paper machine rebuild. The operating profit of the Converting segment includes a capital gain of €26 million from the sale of the Loparex Group, and the operating profit of the Wood Products segment includes an impairment charge of €25 million in respect of sawmills in Finland and an expense of €7 million relating mainly to restructuring of the sales network. The operating profit from Other Operations includes a €57 million fine imposed by the EU Commission concerning collaboration among competitors on the plastic industrial sacks market.
(3)	Taxes include a €16 million expense relating to an associated company due to a change in the tax law.
(4)	Segment assets include goodwill, other intangible assets, property, plant and equipment, investment property, biological assets and investments in associated companies and joint ventures, investments in energy shares under available-for-sale investments, inventories and trade receivables.
(5)	Segment liabilities include trade payables and advances received.
(6)	Capital employed is segment assets less segment liabilities. Other operations include the Forestry Department in Finland: €1,580 million and the Energy Department in Finland: €1,013 million. Eliminations include unallocated assets and unallocated non-interest-bearing liabilities.
(7)	The formula for calculation return on capital employed; segments: Operating profit/Capital employed (average) x 100, the Group: Profit before tax + interest expenses and other finance costs/Balance sheet total-non-interest-bearing liabilities (average) x 100.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Primary Reporting Format—Segment Data for the Year Ended December 31, 2004

	Magazine Papers	Newsprint	Fine and Speciality Papers	Converting	Wood Products	Other operations(1)	Elimina- tions	Group
	(€ in millions, except for percentages)
External sales	3,217	1,293	2,001	1,373	1,398	538	—	9,820
Internal sales	75	2	274	41	88	—	(480)	—

Total sales	3,292	1,295	2,275	1,414	1,486	538	(480)	9,820

Operating profit(2)	(83)	(2)	160	71	106	375	—	627
Share of results of associates and joint ventures	—	—	—	—	—	58	—	58
Gains on available-for-sale investments, net	—	—	—	—	—	—	—	1
Finance costs, net	—	—	—	—	—	—	—	(130)
Income taxes(3)	—	—	—	—	—	—	—	414

Profit for the period	—	—	—	—	—	—	—	970

Assets(4)	4,673	2,016	2,871	777	737	2,527	(203)	13,398
Associates and joint ventures(4)	—	—	—	—	—	1,047	—	1,047
Unallocated assets	—	—	—	—	—	—	—	1,432

Total assets	—	—	—	—	—	—	—	15,877

Liabilities(5)	197	111	197	142	90	219	(203)	753
Unallocated liabilities	—	—	—	—	—	—	—	7,462

Total liabilities	—	—	—	—	—	—	—	8,215

Other items
Depreciation and amortization	460	224	197	53	52	38	—	1,024
Impairment charge	75	—	2	—	21	—	—	98
Capital expenditure	149	74	345	32	30	56	—	686
Capital employed, December 31(6)	4,476	1,905	2,674	635	647	3,355	(739)	12,953
Capital employed, average	4,749	2,002	2,640	654	748	—	—	12,882
Return on capital employed, %(7)	(1.7)%	(0.1)%	6.1%	10.9%	14.2%	—	—	6.0%

(1)	Sales include only sales outside the Group. Internal sales to segments amount to €1,506 million, consisting mainly from the Forestry and Energy Departments in Finland.
(2)	The operating profit of the Magazine Papers segment includes expenses of €110 million relating to the closure of Miramichi pulp mill as well as income of €6 million from a change in the Finnish pension system. The change in the pension system resulted in income of €2 million being booked to Newsprint, €3 million to Fine and Speciality Papers, and a €2 million to Converting. The operating profit of the Wood Products segment includes a capital gain of €110 million from the sale of Brooks Group, expenses totaling €34 million from restructuring arrangements made at Finnish sawmills and plywood mills, and income of €7 million from the change in the pension system. Other Operations includes income of €249 arising from the change in Finland’s TEL employee pension scheme, a €11 million provision for group restructuring expenses and a €19 million provision for long-term wood procurement agreements in Great Britain.
(3)	Taxes include a tax benefit of €235 million due to change in Finnish tax legislation and a benefit of €284 million resulting from a decrease in the German tax liability, as well as tax income of €50 million related to recognition of tax benefits of tax losses and depreciation difference in Canada.
(4)	Segment assets include goodwill, other intangible assets, property, plant and equipment, investment property, biological assets and investments in associated companies and joint ventures, investments in energy shares under available-for-sale investments, inventories and trade receivables.
(5)	Segment liabilities include trade payables and advances received.
(6)	Capital employed is segment assets less segment liabilities. Other operations includes the Forestry Department in Finland: €1,412 million and the Energy Department in Finland: €1,011 million. Eliminations include unallocated assets and unallocated non-interest-bearing liabilities.
(7)	The formula for calculation return on capital employed; segments: Operating profit/Capital employed (average) x 100, the Group: Profit before tax + interest expenses and other finance costs/Balance sheet total – non-interest-bearing liabilities (average) x 100.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Primary Reporting Format—Segment Data for the Year Ended December 31, 2003

	Magazine Papers	Newsprint	Fine and Speciality Papers	Converting	Wood Products	Other operation(1)	Elimina- tions	Group
	(€ in millions, except for percentages)
External sales	3,223	1,271	2,000	1,333	1,465	495	—	9,787
Internal sales	70	2	245	39	84	—	(440)	—

Total sales	3,293	1,273	2,245	1,372	1,549	495	(440)	9,787

Operating profit(2)	53	(9)	206	32	20	44	—	346
Share of results of associates and joint ventures	—	—	—	—	—	22	—	22
Gains on available-for-sale investments, net	—	—	—	—	—	—	—	127
Finance costs, net	—	—	—	—	—	—	—	(70)
Income taxes	—	—	—	—	—	—	—	(113)

Profit for the period	—	—	—	—	—	—	—	312

Assets(3)	5,032	2,186	2,695	773	913	2,403	(194)	13,808
Associates and joint ventures(3)	—	—	—	—	—	1,012	—	1,012
Unallocated assets	—	—	—	—	—	—	—	1,771

Total assets	—	—	—	—	—	—	—	16,591

Liabilities(4)	192	115	169	127	132	231	(194)	772
Unallocated liabilities	—	—	—	—	—	—	—	8,791

Total liabilities	—	—	—	—	—	—	—	9,563

Other items
Depreciation and amortization	457	221	200	55	51	64	—	1,048
Impairment charge	1	1	—	1	—	(3)	—	—
Capital expenditure	162	111	303	33	92	19	—	720
Capital employed, December 31(5)	4,840	2,071	2,526	646	781	3,184	(1,237)	12,811
Capital employed, average	5,083	2,134	2,621	702	781	—	—	13,250
Return on capital employed, %(6)	1.0%	(0.4)%	7.9%	4.6%	2.6%	—	—	5.1%

(1)	Sales include only sales outside the Group. Internal sales to segments amount to €1,480 million, consisting mainly of the Forestry and Energy Departments in Finland.
(2)	Operating profit includes charges of €22 million related to the shutdown of Blandin’s two paper machines in the Magazine Papers segment and charges of €9 million related to the shutdown of Voikkaa PM 17 in the Newsprint segment. Additionally, Other Operations includes charges related to the unrealized MACtac acquisition of €19 million, a loss of €6 million related to the disposal of the operations Rosenlew, and charges of €5 million related to the restructuring of forestry operations in Finland.
(3)	Segment assets include goodwill, other intangible assets, property, plant and equipment, investment property, biological assets and investments in associated companies and joint ventures, investments in energy shares under available-for-sale investments, inventories and trade receivables.
(4)	Segment liabilities include trade payables and advances received.
(5)	Capital employed is segment assets less segment liabilities. Other operations include the Forestry Department in Finland: €1,405 million, and the Energy Department in Finland: €962 million. Eliminations include unallocated assets and unallocated non-interest bearing liabilities.
(6)	The formula for calculation return on capital employed; segments: Operating profit/Capital employed (average) x 100, the Group: Profit before tax + interest expenses and other finance costs/Balance sheet total-non-interest-bearing liabilities (average) x 100.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Personnel (Average) by Segment

	Year ended December 31,
	2005	2004	2003
Magazine Papers	8,464	8,861	8,874
Newsprint	3,471	3,631	3,843
Fine and Speciality Papers	6,933	6,933	6,827
Converting	4,374	4,751	4,818
Wood Products	6,633	7,503	7,803
Other operations	3,074	3,136	3,586

Total	32,949	34,815	35,751

Personnel at year end	31,522	33,433	34,482

Secondary Reporting Format

External Sales by Destination

	Year ended December 31,
	2005	2004	2003
	(€ in millions)
Germany	1,475	1,543	1,550
Great Britain	1,166	1,295	1,216
Finland	951	1,029	1,090
France	627	710	725
Other EU countries(1)	2,091	2,291	2,041
Other European countries	498	422	775
United States	1,173	1,323	1,209
Canada	123	143	113
Rest of world	1,244	1,064	1,068

Total	9,348	9,820	9,787

(1)	21 countries in 2005 and 2004, 11 countries in 2003.

Group’s sales arise mainly from the sale of goods.

Total External Assets by Country

	As at December 31,
	2005	2004	2003
	(€ in millions)
Germany	2,926	2,958	3,153
Great Britain	707	668	667
Finland	7,636	8,088	8,492
France	600	624	598
Other EU countries(1)	863	940	1,072
Other European countries	127	107	152
United States	671	738	827
Canada	870	888	952
Rest of world	1,141	866	678

Total	15,541	15,877	16,591

(1)	21 countries in 2005 and 2004, 11 countries in 2003.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Capital Expenditure by Country

	As at December 31,
	2005	2004	2003
	(€ in millions)
Germany	115	49	40
Great Britain	61	43	73
Finland	245	329	427
France	58	11	13
Russia	20	9	37
Other European countries	15	9	22
China	146	188	52
North America	43	32	30
Rest of world	46	16	26

Total	749	686	720

5.    ACQUISITIONS AND DISPOSALS

The Group’s acquisitions amounted to €6 million in 2005, €10 million in 2004, and €14 million in 2003.

In November 2005 the Group acquired 99% of the shares of the Russian wood procurement company ZAO Tikhvinsky Komplexny Lespromkhoz. €3 million of the acquisition price was allocated to intangible assets in respect of felling rights.

No significant arrangement fees or corresponding expenses were paid in connection with acquisitions in the years 2003-2005.

In August 2005, UPM sold Loparex Group, a part of the Converting division, for €200 million (€230 million of cash consideration less €30 million of net liabilities). A capital gain of €26 million was recognized on the sale. The net sales of the siliconized paper manufacturing unit was €337 million in 2004 and the number of employees 1 360.

In August 2004, UPM sold Brooks Group Limited, the Irish building material merchant, for €213 million. A pre-tax capital gain of €110 million was recognized on the sale.

In September 2003, UPM sold Rosenlew’s flexible intermediate bulk container (FIBC) operations with a loss of €4 million.

None of these disposals are classified as discontinued operations.

Assets and Liabilities Arising from the Acquisition

	Year ended December 31,
	2005	2004	2003
	(€ in millions)
Cash and cash equivalents	—	9	—
Other intangible assets	5	1	4
Property, plant and equipment	1	—	3
Inventories	1	8	2
Receivables	1	14	—
Borrowings and other liabilities	(2)	(22)	(3)

Fair value of net assets acquired	6	10	6
Goodwill	—	—	8

Total purchase price	6	10	14

Less:
Cash and cash equivalents in subsidiary acquired	—	(9)	—

Cash flow on acquisition	(6)	(1)	(14)

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net Assets and Liabilities of Disposals

	Year ended December 31,
	2005	2004	2003
	(€ in millions)
Cash and cash equivalents	10	28	5
Other intangible assets	5	—	—
Goodwill	49	—	—
Property, plant and equipment	80	19	3
Associated company shares	1	—	—
Inventories	42	31	7
Receivables	98	70	10
Accounts payables and other liabilities	(42)	(45)	(19)
Borrowings and other liabilities	(59)	—	—

	184	103	6
Gain/loss on disposal	26	110	(6)

Total consideration	210	213	—

Satisfied by cash and cash equivalents	210	213	—
Cash and cash equivalents in subsidiary disposed	(10)	(28)	(5)

Net cash inflow arising on disposals	200	185	(5)

6.    OTHER OPERATING INCOME

	Year ended December 31,
	2005	2004	2003
	(€ in millions)
Gains on sale of non-current assets(1)	50	142	22
Rental income, investment property	13	16	20
Rental income, other	7	6	6
Emission allowances received (Note 7)	40	—	—
Other	7	4	10

	117	168	58

(1)	Year 2005 includes a capital gain of €26 million on the sale of the Loparex Group, and year 2004 includes a capital gain of €110 million on the sale of the Brooks Group.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.    COSTS AND EXPENSES

	Year ended December 31,
	2005	2004	2003
	(€ in millions)
Change in inventories of finished goods and work in progress	(45)	(36)	39
Production for own use	(44)	(44)	(47)

	(89)	(80)	(8)

Materials and services
Raw materials, consumables and goods
Purchased during the period	4,667	4,737	4,472
Change in inventories	(74)	(29)	(15)
Biological assets harvested during the period	34	42	43
Fair value change of biological assets	(68)	(57)	(56)
External services(1)	753	820	961

	5,312	5,513	5,405

Personnel expenses
Salaries and fees
Salaries of board of directors and managing directors	15	15	17
Other salaries	1,177	1,310	1,285

	1,192	1,325	1,302

Indirect employee costs
Pension costs-defined benefit plans (Note 29)
Pension expenses	39	62	62
Change in the Finnish pension system(2)	—	(269)	—

	39	(207)	62
Pension costs-defined contribution plans	134	149	145
Other post-employment benefits (Note 29)	3	2	(4)
Share-based payments (Note 36)	8	12	6
Other indirect employee costs(3)	168	178	182

	352	134	391

Other operating costs and expenses
Rents and lease expenses	66	62	50
Emissions expenses	29	—	—
Losses on sale of non-current assets	2	4	3
Other operating expenses(4)	1,193	1,281	1,308

	1,290	1,347	1,361

Costs and expenses, total	8,057	8,239	8,451

(1)	External services comprise mainly distribution costs of products sold.
(2)	Changes were made to Finland’s TEL employment pension scheme in 2004. This resulted in a decrease of €269 million in the pension liability.
(3)	Other indirect employee expenses include primarily other statutory social expenses, excluding pension expenses.
(4)	Other operating expenses include, among others, energy and maintenance expenses as well as expenses relating to services and the company’s administration. The 2005 figure includes a fine of €57 million imposed by the European Commission.

The research and development costs included in costs and expenses were €50 million (2004: €47 million and 2003: €48 million).

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Remuneration Paid to the Members of the Board of Directors and the Executive Team

In 2005 the members of the parent company’s Board of Directors were paid fees totaling €954,100 (2004: €918,000), of which €382,000 (2004: €356,000) was paid in the form of UPM shares.

The 14 (2004: 13) members of the Executive Team were paid salaries and fringe benefits totaling about €6.4 (2004: €4.6) million, of which about €1.0 (2004: €0.4) million were paid as bonuses. The combined value of President and CEO Jussi Pesonen’s salary, fringe benefits and other remuneration in 2005 was €1,012,000 (2004: €665,000), of which €240,000 (2004: €90,000) was incentive wage. The remunerations made in 2005 are based on the performance of the Executive Team members in the previous year.

According to the company’s pay scheme, executives can be paid a performance-related reward amounting to not more than twelve months’ salary. In addition to salaries and bonuses the members of the Executive Team are also entitled to participate in the company’s stock option plans and equity-based reward scheme. The expenses recognized in respect of share-based payments were €1.2 (2004: €2.2) million.

The retirement age of the Executive Team members is 60-63 years, depending on their service contracts. The costs of lowering the retirement age or supplementing statutory pension security are generally covered by voluntary pension insurance. The expenses of the Executive Team members’ defined benefit pension plans in 2005 were €1.5 (2004: €0.4) million, and the expenses of their defined contribution plans were €0.9 (2004: €0.8) million.

Members of the Executive Team have negotiated certain benefits in the event of their service contracts being terminated prior to the expiration date stated in them. If UPM-Kymmene Corporation gives notice of termination to Jussi Pesonen, the President and CEO, a severance compensation of 24 months’ fixed salary will be paid, in addition to the six months’ salary for the notice period. For other members of the Executive Team, the period for additional severance compensation is 12 months in addition to the six months’ salary for the notice period.

If there is a change of control in UPM-Kymmene Corporation as defined in the Key Personnel Stock Options Terms and Conditions, authorized by the annual general meetings of March 19, 2002 and March 31, 2005, each member of the Executive Team may terminate such service contract at one month’s notice or, in the case of Jussi Pesonen at three months’ notice, from the date of the event that triggered the change of control, and shall receive compensation equivalent to 24 months’ fixed salary.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.    DEPRECIATION, AMORTIZATION AND IMPAIRMENT CHARGES

	Year ended December 31,
	2005	2004	2003
	(€ in millions)
Depreciation on property, plant and equipment
Buildings	108	104	106
Machinery and equipment	703	717	730
Other tangible assets	34	36	46

	845	857	882

Depreciation on investment property
Buildings	2	1	2

Amortization of intangible assets
Intangible rights	15	11	10
Goodwill	—	100	102
Other capitalized expenditures	67	56	52

	82	167	164

Impairment charges of property, plant and equipment
Land areas	—	—	(8)
Buildings	61	18	1
Machinery and equipment	137	78	3
Other tangible assets	3	1	—

	201	97	(4)

Impairment of intangible assets
Other capitalized expenditures	—	—	4

Depreciation, amortization and impairment charges, total	1,130	1,122	1,048

In 2005, impairments of fixed assets include €151 million relating to the Miramichi pulp mill in New Brunswick, Canada, €10 million relating to the Augsburg mill, €8 million relating to the Nordland mill, and €25 million relating to Finnish sawmills.

In Magazine Papers segment, the impairment charge related to the Miramichi mill consists of €101 million in respect of machines and €50 million in respect of buildings. The impairment is a consequence of the mill’s continued unprofitability. In December the Group decided to lay off the mill’s employees for three months, starting from February 1, 2006. The mill’s recoverable amount is determined based on value in use and using discount rate of 10.14%.

In Wood Products segment, the impairment charge related to Finnish saw mills was €13 million in respect of machines and €11 million in respect of buildings and €1 million in respect of other fixed assets. The impairment is a consequence of oversupply that is weakening the market situation of the Finnish sawmilling industry. On the basis of forecasts made in November 2005, it is estimated that the restructuring measures initiated in the previous year have not been sufficient to improve the mills’ efficiency. The recoverable amount is determined based on value in use and using discount rate of 8.70%.

In 2004, impairments of fixed assets included €75 million relating to the closure of the Magazine Papers segment’s Miramichi pulp mill in Canada and €21 million relating to restructuring of the wood product industry in Finland.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9.    SHARE OF RESULTS OF ASSOCIATED COMPANIES AND JOINT VENTURES

	Year ended December 31,
	2005	2004	2003
	(€ in millions)
Oy Metsä-Botnia Ab	36	56	26
Pohjolan Voima Oy	—	(5)	(17)
Others	5	7	13

	41	58	22

10.    GAINS ON AVAILABLE-FOR-SALE INVESTMENTS, NET

	Year ended December 31,
	2005	2004	2003
	(€ in millions)
Fair value gains and losses on disposals(1)	90	1	153
Impairment reversal/loss	—	—	(26)

Total	90	1	127

(1)	In 2005, the gain relates to the sale of shares in Metso Corporation, and in 2003, to the sale of shares in Nokia Corporation.

11.    FINANCE COSTS

	Year ended December 31,
	2005	2004	2003
	(€ in millions)
Interest expenses	(161)	(202)	(235)
Interest income	15	32	33
Dividend income from available-for-sale investments	1	7	18
Exchange gains and losses	(16)	48	95
Fair value gains and losses on derivative financial instruments(1)	12	—	12
Gains and losses on sale of associated companies and joint ventures shares	11	(6)	19
Other financial income	1	7	6
Other financial expenses	(15)	(16)	(18)

Total	(152)	(130)	(70)

(1)	The fair value hedge ineffectiveness, net was €19, €12 and €22 million in 2005, 2004 and 2003, respectively.

The Aggregate Foreign Exchange Gains and Losses included in the Consolidated Income Statement

	Year ended December 31,
	2005	2004	2003
	(€ in millions)
Sales	31	11	(32)
Costs and expenses	4	2	(1)
Net financial items	(16)	48	95

Total	19	61	62

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12.    INCOME TAXES

	Year ended December 31,
	2005	2004	2003
	(€ in millions, except for tax rate)
Major components of tax expenses
Current tax expense	91	118	186
Change in deferred taxes (Note 28)	(45)	(532)	(73)

Income taxes, total	46	(414)	113

Income tax reconciliation
Profit before tax	257	556	425
Computed tax at Finnish statutory rate of 26% (2004, 2003: 29%)	67	161	123
Difference between Finnish and foreign rates	(17)	(20)	(20)
Non-deductible expenses and tax exempt income	(25)	1	8
Non-deductible purchase price difference	—	37	32
Tax loss with no tax benefit	9	8	14
Results of associated companies	(11)	(15)	(7)
Undistributed profits of associated companies	—	—	(11)
Change in tax legislation	—	(246)	7
Other	23	(340)	(33)

Income tax, total	46	(414)	113

Effective tax rate(1)	17.9%	(74.5)%	26.6%

(1)	Income taxes for 2005 include tax expense of €16 million relating to an associated company due to a change in the tax law. The profit before taxes for 2005 includes tax-exempt capital gains totaling €126 million. Taxes for 2004 include tax benefits of €235 million due to a change in Finnish tax legislation and tax benefit on €284 million resulting from a decrease in the German deferred tax liability (included in Other items), as well as tax income of €50 million, related to recognition of tax benefits of tax losses and depreciation difference in Canada.

13.    EARNINGS PER SHARE

	Year ended December 31,
	2005	2004	2003
	(€ in millions, except for share amounts and earnings per share)
Net profit attributable to the parent company’s shareholders	213	969	314
Average weighted number of shares (1,000)	522,029	523,641	523,130
Basic earnings per share (€)	0.41	1.85	0.60

For the diluted earnings per share the number of shares is adjusted by the effect of convertible bond loan and share options.

Net profit attributable to the parent company’s shareholders	213	969	314
Adjustments to the net profit	—	—	—

Net profit used to determine diluted earnings per share	213	969	314
Average weighted number of shares (1,000)	522,029	523,641	523,130
Effect of convertible bond loan	—	—	449
Effect of options	1,623	2,606	675

Average weighted number of shares for diluted earnings per share (1,000)	523,652	526,247	524,254
Diluted earnings per share (€)(1)	0.41	1.84	0.60

(1)	10.2 million shares exercisable with options (2004: 7.3 million and 2003: 18.3 million) were excluded from the calculation of diluted earnings per share as they were not dilutive.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impact of changes in accounting policies on earnings per share for the years 2005, 2004 and 2003

	Effect on basic earnings per share			Effect on diluted earnings per share
	2005	2004	2003	2005	2004	2003
	(€)
Expensing of share-based payments	(0.02)	(0.02)	(0.01)	(0.02)	(0.02)	(0.01)
Adjustment of impairment reversal for available-for-sale investments	—	(0.05)	—	—	(0.05)	—

Total impact of changes in accounting principles in total	(0.02)	(0.07)	(0.01)	(0.02)	(0.07)	(0.01)

14.    DIVIDEND PER SHARE

The dividends paid in 2004 and 2005 were €387 million (€0.75 per share) and €393 million (€0.75 per share). The Board of Director proposes to the Annual General Meeting that a dividend of €392 million (€0.75 per share) will be paid in respect of 2005.

15.    GOODWILL AND IMPAIRMENT TESTS

	As at December 31,
	2005	2004
	(€ in millions)
Acquisition cost at January 1	2,024	2,031
Additions	3	—
Disposals	(63)	(7)

Acquisition cost at December 31	1,964	2,024

Accumulated amortization at January 1	(464)	(368)
Amortization	—	(100)
Disposals	14	4

Accumulated amortization at December 31	(450)	(464)

Impairments at December 31	—	—
Carrying value at January 1	1,560	1,663
Carrying value at December 31	1,514	1,560

The carrying value of goodwill is divided among the following groups of cash generating units:

	As at December 31,
	2005	2004
	(€ in millions)
Magazine Papers	915	915
Newsprint	475	475
Fine Papers	102	102
Other	22	68

	1,514	1,560

Impairment tests

The company prepares impairment test calculations annually. The key assumptions for calculations are those regarding the business growth outlooks, product prices, cost development, and the discount rate.

Business growth outlooks are based on general forecasts for the businesses in question. Ten-year forecasts are used in the calculations as the nature of the company’s business is long-term due to its capital intensity, and

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

exposed to cyclical changes. In estimates of product prices and cost development, the budgets prepared by management for the next year and estimates made for the following nine years are taken into consideration. The company’s recent profitability trend is taken into account in the forecasts. In addition, when preparing estimates, consideration is given to the investment decisions made by the company as well as the profitability improvement programmes that the Group has implemented and the views of knowledgeable experts of the industry on the long-term development of demand and prices. Discount rate is estimated using the costs of debt on the calculation date as well as risks specific to businesses in question. The discount rates used in 2005 for Magazine Papers, Newsprint and Fine Papers were 8.08%, 8.42% and 8.68% respectively.

The recoverable amount of groups of cash generating units is determined based on value in use calculations.

No impairments were recognized based on goodwill tests prepared in 2005.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16.    OTHER INTANGIBLE ASSETS

	As at December 31,
	2005	2004
	(€ in millions)
Intangible rights
Acquisition cost at January 1	362	348
Additions	21	8
Disposals	(2)	(2)
Reclassifications	4	10
Acquisitions through business combinations	5	—
Translation differences	4	(2)

Acquisition cost at December 31	394	362

Accumulated amortization and impairment at January 1	(95)	(86)
Amortization	(16)	(11)
Disposals	1	2

Accumulated amortization and impairment at December 31	(110)	(95)

Carrying value at January 1	267	262
Carrying value at December 31	284	267

Other capitalized expenditures(1)
Acquisition cost at January 1	445	380
Additions	33	68
Disposals	(2)	(11)
Reclassifications	28	8
Acquisitions through business combinations	—	1
Translation differences	4	(1)

Acquisition cost at December 31	508	445

Accumulated amortization and impairment at January 1	(261)	(206)
Amortization	(67)	(66)
Impairment charges	(1)	—
Disposals	1	7
Reclassifications	5	3
Translation differences	(3)	1

Accumulated amortization and impairment at December 31	(326)	(261)

Carrying value at January 1	184	174
Carrying value at December 31	182	184

Advance payments and construction in progress
Acquisition cost at January 1	68	86
Additions	3	5
Disposals	(6)	(16)
Reclassifications	(32)	(7)

Acquisition cost at December 31	33	68

Carrying value at January 1	68	86
Carrying value at December 31	33	68

Emission allowances
Acquisition cost at January 1	—	—
Additions(2)	40	—
Disposals	(4)	—

Acquisition cost December 31	36	—

Carrying value at January 1	—	—
Carrying value at December 31.	36	—

Other intangible assets, total	535	519

(1)	Other capitalized expenditures consist primarily of capitalized software assets.
(2)	Allowances received free of charge are recognized at fair value at the date of initial recognition.

Water rights

Intangible rights include €178 million (2004: €178 million) in respect of the water rights of hydropower plants belonging to the Other Operations segment. Of this amount €123 million (2004: €123 million) is acquired under finance lease agreements. The water rights of power plants are deemed to have an indefinite useful life as

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the company has an indefinite contract right to exploit water resources in the energy production of power plants. The values of water rights are tested annually for impairment.

17.    PROPERTY, PLANT AND EQUIPMENT

	As at December 31,
	2005	2004
	(€ in millions)
Land and water areas
Acquisition cost at January 1	362	369
Additions	10	4
Disposals	(17)	(14)
Reclassifications	1	3
Translation differences	1	—

Acquisition cost at December 31	357	362

Accumulated depreciation and impairment at January 1	(11)	(11)
Disposals	7	—

Accumulated depreciation and impairment at December 31	(4)	(11)

Carrying value at January 1	351	358
Carrying value at December 31	353	351

Buildings
Acquisition cost at January 1	3,092	3,052
Additions	22	51
Acquisitions through business combinations	1	2
Disposals	(129)	(46)
Reclassifications	22	44
Translation differences	54	(11)

Acquisition cost at December 31	3,062	3,092

Accumulated depreciation and impairment at January 1	(1,316)	(1,219)
Depreciation	(109)	(104)
Impairment	(62)	(18)
Disposals	105	21
Reclassifications	19	1
Translation differences	(19)	3

Accumulated depreciation and impairment at December 31	(1,382)	(1,316)

Carrying value at January 1	1,776	1,833
Carrying value at December 31	1,680	1,776

Machinery and equipment
Acquisition cost at January 1	12,856	12,669
Additions	178	253
Acquisitions through business combinations	4	3
Disposals	(618)	(234)
Reclassifications	230	236
Translation differences	261	(71)

Acquisition cost at December 31	12,911	12,856

Accumulated depreciation and impairment at January 1	(7,840)	(7,323)
Depreciation	(710)	(710)
Impairment	(138)	(77)
Disposals	554	234
Reclassifications	99	4
Translation differences	(146)	32

Accumulated depreciation and impairment at December 31	(8,181)	(7,840)

Carrying value at January 1	5,016	5,346
Carrying value at December 31	4,730	5,016

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As at December 31,
	2005	2004
	(€ in millions)

Other tangible assets
Acquisition cost at January 1	845	820
Additions	17	26
Acquisitions through business combinations	1	—
Disposals	(17)	(11)
Reclassifications	19	12
Translation differences	9	(2)

Acquisition cost at December 31	874	845

Accumulated depreciation and impairment at January 1	(622)	(599)
Depreciation	(34)	(36)
Disposals	14	11
Reclassifications	—	1
Impairment	(2)	(1)
Translation differences	(5)	2

Accumulated depreciation and impairment at December 31	(649)	(622)

Carrying value at January 1	223	221
Carrying value at December 31	225	223

Advance payments and construction in progress
Acquisition cost at January 1	255	367
Additions	446	228
Disposals	(12)	(6)
Reclassifications	(392)	(330)
Translation differences	31	(4)

Acquisition cost at December 31	328	255

Carrying value at January 1	255	367
Carrying value at December 31	328	255

Total property, plant and equipment	7,316	7,621

In 2005, additions included assets of €4 million acquired under finance lease arrangements (2004: €8 million).

Finance Lease Arrangements

Property, plant and equipment includes property that is acquired under finance lease and sale and leaseback contracts:

	As at December 31,
	2005	2004
	(€ in millions)
Land and water areas
Acquisition cost	1	1
Accumulated depreciation	—	—

Carrying value at December 31	1	1

Buildings
Acquisition cost	28	28
Accumulated depreciation	(10)	(9)

Carrying value at December 31	18	19

Machinery and equipment
Acquisition cost	202	424
Accumulated depreciation	(59)	(225)

Carrying value at December 31	143	199

Leased assets, total	162	219

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

There is no property, plant and equipment leased to third parties under operating leasing contracts.

Capitalized Borrowing Costs

The borrowing costs capitalized as part of non-current assets amounted to €9 million in 2005 and €7 million in 2004. Amortization of capitalized borrowing costs was €13 million in 2005 (2004: €16 million and 2003: €18 million). The capitalized borrowing cost charged to the income statement in connection with assets sold was €5 million in 2003. In 2004 and 2005 there were no capitalized borrowing costs associated with sold assets.

The average interest rate used was 3.5% (2004: 2.6%), which represents the costs of the loan used to finance the projects.

18.    INVESTMENT PROPERTY

	As at December 31,
	2005	2004
	(€ in millions)
Acquisition cost at January 1	82	90
Additions	5	6
Disposals	(7)	(9)
Reclassifications	1	(5)

Acquisition cost at December 31	81	82

Accumulated depreciation and impairment at January 1	(44)	(48)
Depreciation	(2)	(1)
Disposals	1	1
Reclassifications	(1)	4

Accumulated depreciation and impairment at December 31	(46)	(44)

Carrying value at January 1	38	42
Carrying value at December 31	35	38

Investment property in Finland includes investments in flats and other premises occupied by third parties. The fair value of these flats at December 31, 2005 was €28 million (2004: €30 million). At December 31, 2005 approximately 84% (2004: 84%) of the flats were state-subsidized buildings, for which certain restrictions for sale apply. The fair value of other premises at December 31, 2005 was €10 million (2004: €9 million). The fair value of investment property in other countries at December 31, 2005 was €14 million (2004: €12 million)

The amounts recognized in the income statement:

	Year ended December 31,
	2005	2004	2003
	(€ in millions)
Rental income	13	16	20
Direct operating expenses arising from investment properties that generate rental income	7	8	11

There were no contractual obligations for future repair and maintenance or purchase of investment property.

All assets under investment property are leased to third parties under operating leasing contracts.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

19.    BIOLOGICAL ASSETS

	As at December 31,
	2005	2004
	(€ in millions)
At January 1	1,143	1,127
Purchases during the period	4	11
Sales during the period	(7)	(9)
Harvested during the period	(34)	(42)
Gains and losses arising from changes in fair values	68	57
Translation differences	—	(1)

At December 31	1,174	1,143

The discount rate used in determining the fair value was 7.0 in 2005 and 2004.

20.    INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	As at December 31,
	2005	2004
	(€ in millions)
At January 1	1,047	1,012
Increases	15	40
Decreases	(21)	(26)
Share of results after tax	41	58
Dividends received	(20)	(33)
Reclassified as assets held for sale	(32)	—
Transfers to subsidiaries	—	(1)
Translation differences	4	(3)

At December 31	1,034	1,047

Investments in associated companies at December 31, 2005 include goodwill of €36 million which relates to Pohjolan Voima Oy’s shares (2004: €39 million, of which €37 relates to Pohjolan Voima Oy’s shares).

	As at December 31,
	2005	2004
	(€ in millions)
Sales and lease back agreements included in investments in associated companies
Acquisition cost	13	13
Accumulated increases	7	6

Carrying value at December 31	20	19

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Associated Companies and Joint Ventures

	Group holding percentage		Carrying value
	2005	2004	2005	2004
	(€ in millions)
Associated companies
Austria Papier Recycling Ges.m.b.H., AT	33.32%	33.32%	—	—
Circel Grundstücks—und Vermögensverwaltung AG, DE	—	32.52	—	1
Corenso United Oy Ltd, FI	—	29.00	—	14
Oy Finnish Peroxides Ab, FI	—	25.00	—	5
Kaygee Papers Private Limited, IN	—	50.00	—	1
Oy Keskuslaboratorio-Centrallaboratorium Ab, FI	38.65	38.65	1	1
Oy Metsä-Botnia Ab, FI	47.00	47.00	518	497
Paperinkeräys Oy, FI	22.98	22.98	3	3
Pohjolan Voima Oy, FI(1)	40.90	40.97	478	474
Powest Oy, FI	51.11	51.11	16	8
RETS Timber Oy Ltd, FI	50.00	50.00	1	—
Steveco Oy, FI	34.32	34.32	6	9
Other	—	—	5	9

At December 31			1,028	1,022

Joint ventures
Compania Forestal Oriental S.A., UA	—	—	—	20
Kainuun Voima Oy, FI	50.00	50.00	6	5

			6	25

Associated companies and joint ventures at December 31			1,034	1,047

(1)	The Group holding percentage has been calculated excluding D2 and D7 share series (Wisa Power Oy, Jämsäkosken Voima Oy) which have been consolidated as subsidiaries.

Pohjolan Voima Oy (“PVO”) holds a 57.7% shareholding in Teollisuuden Voima Oy (“TVO”), which owns and operates nuclear powers plants in Olkiluoto, Finland. The operation of a nuclear power plant involves potential costs and liabilities related to decommissioning and dismantling of the nuclear power plant and storage and disposal of spent fuel, and is governed by international, European Union and local nuclear regulatory regimes. Pursuant to the Nuclear Liability Act, the operator of a nuclear facility is strictly liable for damage resulting from a nuclear incident at the operator’s installation or occurring in the course of transporting nuclear fuels. Shareholders of power companies that own and operate nuclear power plants are not subject to liability under the Nuclear Liability Act. In Finland, the future costs of conditioning, storage and final disposal of spent fuel, management of low and intermediate level radioactive waste and nuclear power plant decommissioning are the responsibility of the operator. Reimbursements of the operators’ costs related to decommissioning and dismantling of the power plant and storage and disposal of spent fuel are provided for by state-established funds funded by annual contributions from nuclear power plant operators. Pursuant to PVO and TVO shareholders’ agreements, the Group bears its proportionate share of the costs related to decommissioning and dismantling of the nuclear power plant and storage and disposal of spent fuel through the price of electricity acquired from PVO. The contributions to such funds are intended to be sufficient to cover estimated future costs. If the actual costs deviate from fund provisions, the Group would be affected accordingly. Contributions to the fund are recognized in accordance with IFRIC 5 “Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds”.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Group’s share of the results of its principal associates and joint ventures, all of which are unlisted, and its share of the assets, liabilities and sales are as follows:

	Assets	Liabilities	Sales	Profit/Loss
	(€ in millions)
2005

Oy Metsä-Botnia Ab, FI	775	257	445	36
Pohjolan Voima Oy, FI	1,003	525	219	—
Others	260	222	259	5

Total	2,038	1,004	923	41

	Assets	Liabilities	Sales	Profit /Loss
	(€ in millions)
2004

Oy Metsä-Botnia Ab, FI	709	212	500	56
Pohjolan Voima Oy, FI	951	477	232	(5)
Others	285	209	379	7

Total	1,945	898	1,111	58

The amounts representing the Group’s share of the assets and liabilities and sales and results of the joint ventures that have been accounted for using the equity method are presented in the table below.

	Year ended December 31,
	2005	2004
	(€ in millions, except employee data)
The amount of assets and liabilities related to investments in joint ventures
Non-current assets	33	75
Current assets	3	7
Non-current liabilities	(25)	(28)
Current liabilities	(4)	(27)

Net assets	7	27

The income and expenses related to investments in joint ventures
Sales	12	20
Expenses	(12)	(20)

Net profit	—	—

The average number of employees in the joint ventures	46	242

Transactions and Balances with Associates and Joint Ventures

	Year ended December 31,
	2005	2004
	(€ in millions)
Sales to associates and joint ventures	43	50
Purchases from associates and joint ventures	438	539
Non-current receivables from associates and joint ventures	4	11
Receivables from associates and joint ventures	21	20
Payables to associates and joint ventures	19	132

Loan receivables from associates and joint ventures(1)
At January 1	14	14
Loans advanced during the year	9	1
Repayments	(12)	(1)

At December 31	11	14

(1)	Loans to associated companies and joint ventures include current and non-current loan receivables.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Assets held for sale

Assets held for sale include the Group’s share of Compañia Forestal Oriental S.A, a forest company based in Uruguay. The carrying value on the balance sheet is based on preliminary agreement relating to the pulp mill building in Uruguay. Before reclassification to assets held for sale the Groups’ share of Compañia Forestal Oriental S.A was included in investments in joint ventures. The sale is expected to be realized by the end of March 2006.

21.    AVAILABLE-FOR-SALE INVESTMENTS

	Year ended December 31,
	2005	2004
	(€ in millions)
At January 1	366	353
Additions	27	13
Disposals	(290)	(36)
Changes in fair values	50	39
Other changes	—	(3)

At December 31	153	366

Available-for-sale investments comprise of equity securities in listed companies and investments in unlisted equity shares. Equity securities in listed companies are fair valued. Certain unlisted equities, where the fair value cannot be measured reliably are carried at cost, less impairment. The fair value of the shares in Kemijoki Oy cannot be reliably measured as the majority of the shares is owned by the state of Finland and some municipal institutions. There is no active market for these shares.

The fair value of equity investments traded in active markets is €2 million in 2005 and €233 million in 2004.

The fair value of equity investments traded in active markets is determined by using quoted prices.

Principal Available-for-sale Investments

	Number of shares	Group holding percentage	Carrying value
			2005	2004
			(€ in millions)
Kemijoki Oy	100,797	4.13%	106	106
Metso Oyj	(2004:14.62%)		—	232
Other			47	28

Carrying value of available-for-sale investments at December 31, 2005			153	366

22.    NON-CURRENT FINANCIAL ASSETS

	As at December 31,
	2005	2004
	(€ in millions)
Loans to associates and joint ventures(1)	4	11
Other loans receivables(1)	7	47
Derivative financial instruments	159	182

At December 31	170	240

(1)	The carrying value is considered to approximate the fair value.

There were no loans granted to the Executive Team or managing director at December 31, 2005 or 2004.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

23.    OTHER NON-CURRENT ASSETS

	As at December 31,
	2005	2004
	(€ in millions)
Defined benefit plans (Note 29)	37	21
Other non-current assets	1	1

At December 31	38	22

24.    INVENTORIES

	As at December 31,
	2005	2004
	(€ in millions)
Raw materials and consumables	544	461
Work in progress	51	42
Finished products and goods	623	604
Advance payments	38	31

At December 31	1,256	1,138

25.    TRADE AND OTHER RECEIVABLES

	As at December 31,
	2005	2004
	(€ in millions)
Trade receivables	1,377	1,261
Loan receivables	39	13
Other receivables	138	158
Derivative financial instruments	15	79
Prepayments and accrued income	84	76

At December 31	1,653	1,587

Doubtful Accounts Receivable

Trade receivables are recorded net of the following allowances for doubtful accounts:

	As at December 31,
	2005	2004
	(€ in millions)
At January 1	2	4
Additions	5	5
Deductions	(5)	(7)

At December 31	2	2

Main Items included in Prepayments and Accrued Income

	As at December 31,
	2005	2004
	(€ in millions)
Personnel expenses	11	5
Interest income	1	2
Indirect taxes	24	5
Other items	48	64

At December 31	84	76

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The carrying value is considered to approximate the fair value.

26.    AVAILABLE-FOR-SALE INVESTMENTS (CURRENT)

In 2004, the available-for-sale investments comprise of certificates of deposits with original maturities over three months.

27.    EQUITY AND RESERVES

Share Capital and Share Premium Reserve

	Number of shares	Share capital	Share premium	Total
	(1,000)	(€ in millions)
At January 1, 2004	523,579	890	737	1,627
Exercise of share options	741	1	8	9
At December 31, 2004	524,320	891	745	1,636
Exercise of share options(1)	6,935	12	68	80
Treasury shares declared void	(8,000)	(13)	13	—

At December 31, 2005	523,255	890	826	1,716

(1)	Includes 130 020 shares subscribed for in 2004 and entered into the Trade Registry of Finland in 2005.

Under the Articles of Association of the Company, the authorized share capital may not be less than €750,000,000 or more than €3,000,000,000. As of December 31, 2005 the issued share capital was €889,533,721.00 consisting of 523,255,130 fully-paid shares. The counter value of each share is €1.70 and each of the shares entitles its holder to one vote. The shares are in book-entry format.

Authorizations to Increase Share Capital

On March 31, 2005 the Annual General Meeting authorized the Board of Directors to decide on an increase in share capital by issuing new shares and/or convertible bonds in one or more issues. The number of shares carrying an equivalent value of €1.70 per share available for subscription under a new issue of shares or convertible bonds may not exceed 104,715,000 and the share capital may be increased by a maximum total amount of €178,015,500.00. Under the authorization, the number of shares as at end of 2005 may rise by 20.01%. The authorization was not used during the year.

In 2005, 1,557,629 class A share options and 1,842,800 class B share options of the 1998 issue were exercised to subscribe for 6,800,858 shares. In the same year, 2,000 class E share options of the 2002 issue were exercised to subscribe for 4,000 shares.

On March 31, 2005 the Annual General Meeting approved the Board of Directors’ proposal to issue 9,000,000 options to key personnel of the Group. The options may be exercised to subscribe for a maximum of 9,000,000 UPM-Kymmene Corporation shares.

If all the outstanding 3,800,000 2002D options and 3,798,000 2002E options are exercised to subscribe for 15,196,000 shares and all 9,000,000 2005 options are exercised to subscribe for 9,000,000 shares, the number of UPM-Kymmene Corporation shares will increase by 4.62%, i.e. 24,196,000 shares.

The shares available for subscription under the Board’s authorization and through the exercise of options may increase the total number of the company’s shares by 24.64%, i.e. by 128,911,000 shares, to 652,166,130 shares, and the share capital by €219,148,700.00 to €1,108,682,421.00.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Treasury Shares

Between February 9, and March 4, 2005 the company bought back 8,000,000 of its own shares in accordance with a decision made at the 2004 Annual General Meeting. The total purchase price of the shares was €136.6 million at an average price of €17.07 per share. The shares were declared void on the basis of a decision made at the 2005 Annual General Meeting.

On March 31, 2005 the Annual General Meeting decided on the purchase of at least 100 and at most 25,000,000 own shares using distributable funds. The Annual General Meeting authorized the Board of Directors to decide on the disposal of the treasury shares. In accordance with the new decision, on April 28-29, 2005 the company purchased 900,000 own shares for €13.9 million at an average price of €15.50 per share. A total of 738,000 of these shares were used to acquire a 40% minority interest in ZAO Chudovo. At the end of 2005 the company had 162,000 treasury shares in its possession. At the end of 2004 the company did not own any treasury shares.

Redemption Clause

Under § 12 of UPM-Kymmene Corporation’s Articles of Association, a shareholder who alone or jointly with another shareholder owns 33 1/3 percent or 50 percent or more of all the company’s shares or their associated voting rights shall, at the request of other shareholders, be liable to redeem in the manner prescribed in § 12 their shares and any securities that, under the Companies Act, carry the right to such shares.

Fair Value and Other Reserves

	As at December 31,
	2005	2004
	(€ in millions)
Fair value reserve of available-for-sale investments	1	39
Hedging reserve	(21)	44
Legal reserve	227	227
Share-based compensation	26	18

At December 31	233	328

Distributable Funds at December 31

As at December 31, 2005
(€ in millions)
Retained earnings	5,202
Net profit for the period	213
Translation differences	(34)
Portion of accumulated depreciation and voluntary provisions recorded in equity (1)	(1,179)

At December 31	4,202

(1)	Under the Finnish legislation the calculated equity part of untaxed reserves and accumulated depreciation difference is not distributable to shareholders.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

28.    DEFERRED INCOME TAXES

Reconciliation of the Movements of Deferred Tax Assets and Liabilities Balances During the Period

	As at January 1, 2005	Charged in income statement	Fair value and other reserves	Translation differences	Acquisitions and disposals	As at December 31, 2005
	(€ in millions)
Deferred tax assets
Retirement benefit and other provisions	90	18	—	—	—	108
Intercompany profit in inventory	15	(1)	—	—	—	14
Book over tax depreciation	134	55	—	26	—	215
Tax losses and tax credits carried forward	243	(34)	—	2	(1)	210
Other temporary differences	59	(24)	—	—	(4)	31

Deferred tax assets, total	541	14	—	28	(5)	578
Offset against deferred tax liabilities(1)	(245)	19	—	—	—	(226)

Deferred tax assets, net	296	33	—	28	(5)	352

Deferred tax liabilities
Tax over book depreciation	812	(36)	—	—	(4)	772
Fair value adjustments of net assets acquired and biological assets	320	(4)	—	—	1	317
Fair valuation of available-for-sale investments and derivative financial instruments	15	—	(23)	(1)	—	(9)
Other temporary differences	30	9	—	—	(6)	33

Deferred tax liabilities, total	1,177	(31)	(23)	(1)	(9)	1,113
Offset against deferred tax assets(1)	(245)	19	—	—	—	(226)

Deferred tax liabilities, net	932	(12)	(23)	(1)	(9)	887

Deferred tax liabilities, less deferred tax assets	636	(45)	(23)	(29)	(4)	535

(1)	Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliation of the Movements of Deferred Tax Assets and Liabilities Balances During the Period

	As at January 1, 2004	Charged in income statement	Fair value and other reserves	Translation differences	As at December 31, 2004
	(€ in millions)
Deferred tax assets
Retirement benefit and other provisions	167	(77)	—	—	90
Intercompany profit in inventory	18	(3)			15
Book over tax depreciation	101	33	—	—	134
Tax losses and tax credits carried forward	203	40	—	—	243
Other temporary differences	139	(80)	—	—	59

Deferred tax assets, total	628	(87)	—	—	541
Offset against deferred tax liabilities(1)	(225)	(20)	—	—	(245)

Deferred tax assets, net	403	(107)	—	—	296

Deferred tax liabilities
Tax over book depreciation	900	(83)	—	(5)	812
Undistributed profits of associated companies	93	(93)	—	—	—
Fair value adjustments of net assets acquired and biological assets	768	(444)	—	(4)	320
Fair valuation of available-for-sale investments and derivative financial instruments	19	(6)	2	—	15
Other temporary differences	24	7	—	(1)	30

Deferred tax liabilities, total	1,804	(619)	2	(10)	1,177
Offset against deferred tax assets(1)	(225)	(20)	—	—	(245)

Deferred tax liabilities, net	1,579	(639)	2	(10)	932

Deferred tax liabilities, less deferred tax assets	1,176	(532)	2	(10)	636

(1)	Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority.

The deferred income tax charged to equity during the years:

	2005	2004
	(€ in millions)
Cash flow hedges	(23)	2
Available-for-sale investments	—	—

Total	(23)	2

At December 31, 2005, the net operating loss carry-forwards for which the Group has recorded a deferred tax asset amounted to €568 million (2004: €646 million), of which €243 million (2004: €244 million) was attributable to German subsidiaries, €139 million (2004: €98 million) to a Canadian subsidiary and €73 million (2004: €145 million) to French subsidiaries. In Germany and France net operating loss carry-forwards do not expire. In other countries net operating loss carry-forwards expire at various dates and in varying amounts. The net operating loss carry-forwards for which no deferred tax asset is recognized due to uncertainty of their utilization amounted to €120 million in 2005 (2004: €77 million). These net operating loss carry-forwards are mainly attributable to Canadian subsidiaries. The capital loss carry-forwards for which no deferred tax asset is recognized due to uncertainty of their utilization amounted to €74 million in 2005 (2004: €62 million). The Group does not believe that it will be possible to use these losses in the future as reductions of qualifying taxable income.

On December 31, 2005 the Group had deferred tax assets of €206 million (2004: €129 million) relating to book over tax depreciation in Canada. These deferred tax assets do not expire.

In 2004, the Group recorded additional deferred tax assets of €50 million related to net operating losses and book over tax depreciation in Canada within the IFRS financial statements that were not included within the

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

statutory IFRS financial statements based on a favorable tax ruling occurring after the date statutory IFRS financial statements were issued. Based on this ruling, the Group committed to implement a prudent and feasible tax planning strategy to utilize the deferred tax assets of the Canadian subsidiary arising from net operating losses, generated after acquisition in late 2000, and the deferred tax assets arising from book over tax depreciation. The tax planning strategy, which was implemented in 2005, intends to generate sufficient taxable income against which the deferred tax assets may be utilized.

In connection with the acquisition of Haindl in 2001, a new tax basis was determined for acquired net assets. In 2003 the Group had a contingent tax benefit, which was not recorded due to the uncertainty of the tax treatment in Germany. As the uncertainty regarding the tax treatment has been removed, the Group has recorded in 2004 €284 million as a reduction of deferred tax liability.

In addition, the Group has recorded in 2004 €235 million as a reduction in deferred tax liabilities net of deferred tax assets resulting from the change in capital gains taxation and, effective as of the beginning of 2005, from the decrease of Finnish corporate tax rate from 29% to 26%.

No deferred tax liability has been recognized for the undistributed profits of Finnish subsidiaries and associated companies as, in most cases, such earnings are transferred to the Group without any tax consequences.

In addition the Group does not recognize a deferred tax liability in respect of undistributed earnings of non-Finnish subsidiaries to the extent that such earnings are intended to be permanently reinvested in those operations.

29.    RETIREMENT BENEFIT OBLIGATIONS

The Group operates a number of defined benefit and contribution plans all over the world.

The most significant pension plan in Finland is the statutory Finnish employee pension scheme (TEL) according to which benefits are directly linked to the beneficiary’s earnings. The TEL pension scheme is mainly arranged with pension insurance companies.

As a consequence of changes made in the Finnish TEL scheme, the disability pensions arranged with insurance companies changed from being a defined benefit to a defined contribution plan on January 1, 2006. As the change was enacted in 2004 the Company’s pension liability decreased by €246 million in 2004. The pension liability also decreased by €23 million in 2004 due to other changes in the TEL pension scheme.

In Finland, the pensions of less than 10% of employees are arranged through Group’s own pension funds.

The foreign plans include both defined contribution and defined benefit plans.

The Group also funds certain other post-employment benefits in North America relating to retirement medical and life insurance programmes.

Pensions and Other Post-Employment Benefit Provisions

	As at December 31,
	2005	2004
	(€ in millions)
Defined benefit pension plans	341	343
Other post-employment benefits	24	20

Net liability	365	363
Other long-term employee benefits	27	23
Overfunded plan shown as asset (Note 23)	37	21

Total liability in balance sheet	429	407

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

DEFINED BENEFIT PENSION PLANS

The amounts recognized in the balance sheet:

	As at December 31,
	2005	2004
	(€ in millions)
Present value of funded obligations	770	614
Present value of unfunded obligations	375	349
Fair value of plan assets	(625)	(511)
Unrecognized actuarial gains and losses	(177)	(109)
Unrecognized past service costs	(2)	—

Net liability	341	343

The amounts recognized in the income statement:

	Year ended December 31,
	2005	2004	2003
	(€ in millions)
Current service cost	20	35	34
Interest cost	54	61	60
Expected return on plan assets	(38)	(32)	(33)
Net actuarial gains and losses recognized during the year	(3)	(4)	(1)
Transfers from inside the plan	(2)	—	—
Past service cost	14	(26)	—
Settlements	(6)	8	2
Curtailment	—	(249)	—

Total included in personnel expenses	39	(207)	62

The actual return on plan assets was €59 million in 2005 (2004: €40 million and 2003: €42 million).

Balance sheet reconciliation

	As at December 31,
	2005	2004
	(€ in millions)
Net liability at January 1	343	602
Translation differences	8	(1)
Net expenses recognized in the income statement	39	(207)
Contributions paid	(49)	(51)

Net liability at December 31	341	343

OTHER POST-EMPLOYMENT BENEFITS

The amounts recognized in the balance sheet:

	As at December 31,
	2005	2004
	(€ in millions)
Present value of unfunded obligations	37	24
Unrecognized actuarial gains and losses	(13)	(4)

Liability in the balance sheet	24	20

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amounts recognized in the income statement:

	Year ended December 31,
	2005	2004	2003
	(€ in millions)
Current service cost	1	1	1
Interest cost	2	1	2
Past service cost	—	—	(8)
Curtailment	—	—	1

Total included in personnel expenses	3	2	(4)

Balance sheet reconciliation

	Year ended December 31,
	2005	2004
	(€ in millions)
Net liability at January 1	20	21
Translation differences	3	(1)
Net expenses recognized in the income statement	3	2
Contributions paid	(2)	(2)

Net liability at December 31	24	20

Defined benefit plans: the principal actuarial assumptions used as at December 31,

	Finland		Canada		Germany		USA		Great Britain		Other
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
	(Percent, except working years)
Discount rate	4.25%	5.00%	5.00%	5.75%	4.25%	5.00%	5.10%	5.42%	4.79%	5.25%	4.25%	5.08%
Expected return on plan assets	5.93	5.15	7.50	7.50	N/A	5.75	4.50	4.89	7.03	7.22	4.25	6.50
Future salary increases	3.75	3.75	2.01	3.28	2.50	2.50	N/A	3.50	3.75	3.75	2.62	2.61
Future pension increases	N/A	N/A	1.19	3.25	1.50	1.50	N/A	3.00	2.54	2.50	0.83	1.68
Expected average remaining working years of staff	12.2	15.0	12.1	12.4	14.8	18.7	10.3	10.5	17.9	18.4	13.9	12.4

The assumed health care cost trend rate used in measuring the accumulated post-retirement benefit obligation for U.S. plans was 11.0% in 2005, 11.0% in 2004, declining to 5.0% by the year 2011 and remaining at that level thereafter.

The amounts of pension and other post-employment benefit plans recognized in the balance sheet as at December 31, 2005

	Finland	Canada	Germany	USA	Great Britain	Other	Total
	(€ in millions)
Present value of funded obligations	199	235	—	36	289	11	770
Present value of unfunded obligations	—	24	306	33	—	49	412
Fair value of plan assets	(218)	(168)	—	(35)	(198)	(6)	(625)
Unrecognized actuarial gains and losses	(15)	(34)	(29)	(11)	(92)	(9)	(190)
Unrecognized past service costs	—	(2)	—	—	—	—	(2)

Liability in the balance sheet	(34)	55	277	23	(1)	45	365

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In Finland, the plan assets include a loan receivable of €185 million issued to the company (2004: €174 million) by the company’s own fund. The interest paid on the loan in 2005 was €6 million (2004: €6 million).

The amounts of pension and other post-employment benefit plans recognized in the balance sheet as at December 31, 2004

	Finland	Canada	Germany	USA	Great Britain	Other	Total
	(€ in millions)
Present value of funded obligations	167	152	3	38	231	23	614
Present value of unfunded obligations	11	19	280	21	—	42	373
Fair value of plan assets	(186)	(115)	(2)	(35)	(152)	(21)	(511)
Unrecognized actuarial gains and losses	1	(19)	(7)	(5)	(81)	(2)	(113)

Liability in the balance sheet	(7)	37	274	19	(2)	42	363

30.    PROVISIONS

	Closure and restructuring provisions	Refores- tation provisions	Environ- mental provisions	Termina- tion provisions	Tax provisions	Actual emissions, provision	Other provisions	Total
	(€ in millions)
At January 1, 2004	8	5	9	44	13	—	24	103
Translation difference	—	—	—	—	—	—	—	—
Additional provisions and increases to existing provisions	23	4	12	26	23	—	31	119
Utilized during year	(2)	(5)	(1)	(9)	(9)	—	(14)	(40)
Unused amounts reversed	—	—	(1)	—	(4)	—	—	(5)

At December 31, 2004	29	4	19	61	23	—	41	177

At January 1, 2005	29	4	19	61	23	—	41	177
Translation difference	2	—	—	3	—	—	1	6
Additional provisions and increases to existing provisions	7	—	10	12	1	31	6	67
Utilized during year	(13)	(1)	(1)	(22)	(1)	—	(16)	(54)
Unused amounts reversed	—	—	—	—	(5)	—	(1)	(6)

At December 31, 2005	25	3	28	54	18	31	31	190

	December 31,
	2005	2004
	(€ in millions)
Non-current provisions	120	124
Current provisions	70	53

Total	190	177

Provisions

The company takes part in government programmes aimed at reducing greenhouse gas emissions. In 2005, the Group has recognized a provision amounting to €31 million to cover the obligation to return emission allowances. The company possesses emission allowances worth €36 million as intangible assets.

In 2005, mainly restructuring expenses relating to the US and European sales network for wood products were recognized in closure and restructuring provisions.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Environmental provisions include expenses relating to old mill sites and the remediation of industrial landfills. Termination provisions are concerned with operational restructuring as well as unemployment and disability arrangements in several units.

In 2004, the company closed the old and uncompetitive 240,000 tons capacity Miramichi pulp mill. Personnel expenses of €14 million were recognized in termination provisions, and expenses of €9 million relating mainly to the dismantling of the pulp mill were recognized in closure and restructuring provisions.

In October 2004, a decision was made on restructuring arrangements in the Finnish wood products industry. As a consequence of these arrangements, UPM’s production of sawn timber declined by about 400,000 cubic meters and its birch plywood production by about 70,000 cubic meters a year. The number of employees decreased by about 670 as a result of the production cutbacks. Aureskoski sawmill and Viiala plywood mill were closed at the end of 2004, and Kuopio plywood mill was closed in 2005. The production of sawn timber at Alholma and Kajaani declined by about a third. Staff functions will also be adjusted. Relating to the restructuring, pension expenses of €4 million were recognized in termination provisions, and other charges of €5 million primarily relating to the dismantling of the mill closures were recognized in closure and restructuring provisions.

Additionally, charges of €19 million relating to long-term wood supply contracts in the U.K. were recognized in other provisions in 2004.

31.    INTEREST-BEARING LIABILITIES

	As at December 31,
	2005	2004
	(€ in millions)
Non-current interest-bearing liabilities
Bond loans	2,766	2,648
Loans from financial institutions	556	645
Pension loans	406	511
Trade payables	11	12
Finance lease liabilities	329	341
Derivative financial instruments	95	112
Accrued expenses and deferred income	—	1
Other liabilities	163	154

Total liability	4,326	4,424
Current interest-bearing liabilities
Current portion of long-term debt	182	403
Short-term loans	78	68
Bills of exchange payable	1	1
Derivative financial instruments	66	65
Other liabilities(1)	649	380

	976	917

Total interest-bearing liabilities	5,302	5,341

(1)	Includes issued commercial papers of €599 million in 2005 (2004: €226 million).

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Maturity of Non-Current Interest-Bearing Liabilities

	2006	2007	2008	2009	2010	2010+	Total
	(€ in millions)
Bond loans	13	305	88	263	62	2,048	2,779
Loans from financial institutions	75	68	149	56	106	177	631
Pension loans	76	77	76	42	16	195	482
Trade payables	1	1	—	1	1	8	12
Finance lease liabilities	13	11	11	137	7	163	342
Derivative financial instruments	—	35	1	—	—	59	95
Other liabilities	4	7	4	3	3	146	167

	182	504	329	502	195	2,796	4,508
Current portion of long-term debt							(182)

Non-current interest-bearing liabilities							4,326

Bond Loans in Interest-Bearing Liabilities

	Interest rate%	Currency of bond	Nominal value issued	As at December 31,
				2005	2004
			(In millions of currency)	(€ in millions)
Fixed rate
1995–2005	7.720%	USD	155	—	113
1997–2007	6.875	USD	215	182	165
1997–2007	6.625	EUR	102	107	107
1997–2027	7.450	USD	375	349	306
1999–2009	6.350	EUR	250	263	271
2000–2030	3.550	JPY	10,000	32	31
2001–2006	0.962	JPY	2,000	14	14
2001–2007	6.875	USD	10	9	8
2002–2005	0.100	EUR	30	—	32
2002–2007	0.869	JPY	2,000	14	14
2002–2012	6.125	EUR	600	642	649
2002–2014	5.625	USD	500	399	357
2002–2017	6.625	GBP	250	380	360
2003–2018	5.500	USD	250	204	181

				2,595	2,608
Floating-rate
2002–2008	3.324%	EUR	39	39	39
2002–2008	3.158	EUR	50	50	50
2002–2010	3.072	EUR	59	59	59
2002–2012	3.022	EUR	25	25	25
2002–2012	3.558	EUR	11	11	11

				184	184

Bond loans, total				2,779	2,792
—current portion				(13)	(144)

Bond loans, long-term portion				2,766	2,648

Fair Value Hedge of the Long-Term Interest-Bearing Liabilities

Fair value hedge accounting in accordance with IAS 39 results in a cumulative fair value adjustment totaling €59 million (2004: €89 million), which has increased the carrying amounts of the liabilities. Accordingly, the positive fair value of the hedging instruments excluding accrued interest amount to €161 million (2004: €174 million) in assets and negative fair value of €61 million in liabilities (2004: €64 million). The carrying amounts

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of the hedged liabilities and the fair values of the hedging instruments are included in the net interest bearing liabilities. The effect of the fair value hedge ineffectiveness on the income statement was €19 million (2004: €12 million).

The Interest Rate Ranges of Interest-Bearing Liabilities

As at December 31,
	2005	2004
(Percentage)
Loans from financial institutions	2.33-5.70%	2.15–6.00%
Pension loans	3.65-7.50	3.25–5.50
Finance lease liabilities	2.20-6.90	3.50–6.90

Fair values of non-current liabilities

	As at 31 December
	2005		2004
	Carrying value	Fair value	Carrying value	Fair value
	(€ in millions)
Bond loans	2,779	2,928	2,792	3,002
Loans from financial institutions	631	646	789	807
Pensions loans	482	500	598	603

	3,892	4,074	4,179	4,412

Fair values of long-term loans, including the current portion and accrued interests, have been estimated as follows:

The fair value of the quoted bond loans is based on the quoted market value as of December 31. The fair value of fixed rate and market-based floating rate loans is estimated using the expected future payments discounted at market interest rates.

Interest Rate Swaps

The Group uses interest rate swap agreements to hedge the interest rate risk relating to long-term loans.

At December 31, 2005 the fixed interest rates varied from 0.87% to 8.0% (0.1% to 8.0% in 2004) and the floating rates varied from 1.12% to 6.28% (1.08% to 6.18% in 2004).

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net interest bearing liabilities

	As at December 31,
	2005	2004
	(€ in millions)
Interest-bearing liabilities, total	5,302	5,341

Interest-bearing financial assets
Non-current
Loan receivables	4	49
Available-for-sale investments (listed shares)	2	234
Derivative financial instruments	159	174
Other receivables	9	8

	174	465
Current
Loans receivable	28	10
Trade receivables	2	—
Other receivables	9	9
Derivative financial instruments	2	—
Available-for-sale investments	—	98
Cash and cash equivalents	251	142

	292	259

Interest-bearing financial assets	466	724

Net interest-bearing liabilities	4,836	4,617

Finance Lease Liabilities

The company has sold and then leased back certain power plants and certain tangible assets under long-term agreements and uses the electrical power generated by these plants in its own production. These leases contain renewal and/or purchase options. Payments are generally made over 10 to 20 years and, as of December 31, 2005, are due through 2015.

In December 2004, UPM exercised its option and redeemed two of its leased power plants and the lease liability decreased by €65 million.

In addition the Group leases certain tangible assets, including buildings, machinery and equipment, under long-term arrangement.

Finance lease liabilities—minimum lease payments

	As at December 31,
	2005	2004
	(€ in millions)
Not later than 1 year	28	43
1–2 years	27	108
2–3 years	27	21
3–4 years	153	21
4–5 years	15	150
Later than 5 years	181	103

	431	446
Future finance charges	(89)	(80)

Finance lease liabilities—the present value of minimum lease payments	342	366

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Finance lease liabilities—the present value of minimum lease payments

	As at December 31,
	2005	2004
	(€ in millions)
Not later than 1 year	26	41
1–2 years	25	97
2–3 years	23	18
3–4 years	124	17
4–5 years	12	117
Later than 5 years	132	76

	342	366

32.    OTHER LIABILITIES

	As at December 31,
	2005	2004
	(€ in millions)
Derivative financial instruments	—	6
Other	13	20

	13	26

33.    TRADE AND OTHER PAYABLES

	As at December 31,
	2005	2004
	(€ in millions)
Advances received	10	36
Trade payables	691	683
Amounts due to associates and joint ventures	18	22
Accrued expenses and deferred income	408	373
Derivative financial instruments	38	2
Fine imposed by the EU Commission(1)	57	—
Other current liabilities	142	140

	1,364	1,256

(1)	In November 2005 The European Commission has imposed UPM a fine of €56.55 million concerning antitrust activities in the market for plastic industrial sacks. Rosenlew’s plastic industrial sack business was sold in December 2000.

Main items included in accrued expenses and deferred income

	As at December 31,
	2005	2004
	(€ in millions)
Personnel expenses	169	202
Interest expenses	26	22
Indirect taxes	18	8
Other items(1)	195	141

	408	373

(1)	Consists mainly of customer rebates.

The carrying value is considered to approximate the fair value.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

34.    DERIVATIVE FINANCIAL INSTRUMENTS

Derivative Financial Instruments are recorded on the balance sheet at fair value, which is defined as the monetary amount for which the instruments could be exchanged between willing parties in a current transaction, other than in a liquidation or forced sale.

The fair values of such financial items have been estimated on the following basis:

•	Interest forward rate agreements are fair valued based on quoted market rates on the balance sheet date.

•	Forward foreign exchange contracts are fair valued based on the contract forward rates in effect on the balance sheet date.

•	Foreign currency options are fair valued based on quoted market rates on the balance sheet date.

•	Interest and currency swap agreements are fair valued based on discounted cash flow analyses.

•	Commodity derivatives are fair valued based on quoted market rates on the balance sheet date.

Net fair values of derivative financial instruments

	As at December 31,
	2005	2005	2005	2004
	Positive fair values	Negative fair values	Net fair values	Net fair values
	(€ in millions)
Interest rate swaps(1)	218	(13)	205	228
Forward foreign exchange contracts(2)	13	(50)	(37)	63
Interest rate options	—	—	—	(2)
Cross currency swaps(3)	1	(139)	(138)	(163)
Commodity contracts	1	—	1	7

	233	(202)	31	133

(1)	The fair value of interest rate swaps designated for fair value hedges of long-term borrowings was €208 million as at December 31, 2005 (€232 million as at December 31, 2004) and they mature together with the hedged borrowings.
(2)	The fair value of forward foreign exchange contracts designated as future cash flow hedges was €(29) million at December 31, 2005 (€58 million at 31 December 2004) and they are reported in fair value and other reserves, net of tax, as €(21) million (€44 million at December 31, 2004) from which they are transferred to income statement at various dates up to 1 year from the Balance sheet date.

The fair value of forward foreign exchange contracts designated as hedges of net investments in foreign units was €(5) million at December 31, 2005 and they are reported in Translation differences of the Group’s equity, net of tax, as €(4) million.

(3)	The fair value of cross currency swaps designated for fair value hedges of long-term borrowings was €(105) million as at December 31, 2005 (€(119) million as at December 31, 2004) and they mature together with the hedged borrowings.

Positive and negative fair values of financial instruments are shown under non-current financial assets, trade and other receivables, interest-bearing liabilities and trade and other payables.

Notional amounts of derivative financial instruments

	December 31,
	2005	2004
	(€ in millions)
Interest rate swaps	2,856	2,747
Forward foreign exchange contracts	4,552	3,358
Interest rate options	—	139
Cross currency swaps	588	577
Commodity contracts	54	55
Interest rate forward contracts	2,609	4,446

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

35.    PRINCIPAL SUBSIDIARIES AS AT DECEMBER 31, 2005

Name of the subsidiary, country of incorporation	Group holding
	(Percentage)
Blandin Paper Company, US	100.00
Oy Botnia Shipping Ab, FI	100.00
ZAO Chudovo-RWS, RU	100.00
Jämsänkosken Voima Oy, FI	100.00
Lignis GmbH & Co. KG, DE	49.00	(1)
Nordland Papier GmbH, DE	100.00
NorService GmbH, DE	100.00
Nortrans Speditions GmbH, DE	100.00
ZAO Pestovo Novo, RU	100.00
AS Puukeskus, EE	100.00
Puukeskus Oy, FI	100.00
Raflatac AB, SE	100.00
Raflatac Canada Inc., CA	100.00
Raflatac CZ s.r.o., CZ	100.00
Raflatac GmbH, DE	100.00
Raflatac Iberica S.A., ES	100.00
Raflatac Inc., US	100.00
Raflatac Italia s.r.l., IT	100.00
Raflatac Ltd, GB	100.00
Raflatac Mexico S.A. de C.V., ME	100.00
Raflatac Oy, FI	100.00
Raflatac Papirfeldolgozo Kft, HU	100.00
Raflatac Polska Sp. z o.o., PL	100.00
Raflatac Shanghai Co. Ltd, CN	100.00
Raflatac South Africa (Pty) Ltd, ZA	100.00
Raflatac S.A., FR	100.00
Raflatac (M) SDN BHD, MY	100.00
Raflatac (Oceania) Pty Ltd, AU	100.00
Raflatac (Thailand) Co., Ltd, TH	100.00
Oy Rauma Stevedoring Ltd, FI	100.00
STAG-SCA Frischholz GmbH, AT	66.67
Steyrermühl Sägewerksgesellschaft m.b.H. Nfg KG, AT	100.00
Tilhill Forestry Ltd, GB	100.00
UPM-Asunnot Oy, FI	100.00
UPM Rafsec Oy, FI	100.00
UPM Sähkönsiirto Oy, FI	100.00
UPM Tehdasmittaus Oy, FI	100.00
UPM-Kymmene AB, SE	100.00
UPM-Kymmene AG, CH	100.00
UPM-Kymmene AS, NO	100.00
UPM-Kymmene Asia Pacific Pte Ltd., SG	100.00
UPM-Kymmene Austria GmbH, AT	100.00
UPM-Kymmene A/S, DK	100.00
UPM-Kymmene B.V., NL	100.00
UPM-Kymmene Comercializacao de Papel, Lda, PT	100.00
UPM-Kymmene Forest AS, EE	100.00
UPM-Kymmene France S.A.S., FR	100.00
UPM-Kymmene Inc., US	100.00
UPM-Kymmene Japan K.K., JP	100.00
UPM-Kymmene Loulay S.A., FR	100.00
UPM-Kymmene Miramichi Inc., CA	100.00
UPM-Kymmene NV/SA, BE	99.60

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Name of the subsidiary, country of incorporation	Group holding
(Percentage)
UPM-Kymmene Otepää AS, EE	100.00
UPM-Kymmene Papier GmbH & Co. KG, DE	100.00
UPM-Kymmene Pty. Ltd, AU	100.00
UPM-Kymmene Sales GmbH, DE	100.00
UPM-Kymmene Sp. z o.o., PL	100.00
UPM-Kymmene Srl., IT	100.00
UPM-Kymmene S.A., ES	100.00
UPM-Kymmene Wood Ab, SE	100.00
UPM-Kymmene Wood A/S, DK	99.93
UPM-Kymmene Wood B.V., NL	100.00
UPM-Kymmene Wood GmbH, DE	100.00
UPM-Kymmene Wood Ltd, GB	100.00
UPM-Kymmene Wood Oy, FI	100.00
UPM-Kymmene Wood S.A., ES	100.00
UPM-Kymmene Wood S.A., FR	99.99
UPM-Kymmene Wood S.r.l., IT,	100.00
UPM-Kymmene (Changshu) Paper Industry Co., Ltd, CN	100.00
UPM-Kymmene (Shanghai) Trading Co., CN	100.00
UPM-Kymmene (UK) Ltd, GB	100.00
Walki Wisa Converflex Ab, SE	51.60
Walki Wisa GmbH, DE	100.00
Walki Wisa Ltd, GB	100.00
Walki Wisa Oy, FI	100.00
Werla Insurance Company Ltd, GB	100.00
Wisapower Oy, FI	(1)

The	table includes subsidiaries with sales exceeding €2 million.
(1)	Wisapower Oy is owned by Pohjolan Voima Oy, in which UPM has a controlling interest. UPM also has a controlling interest in Lignis GmbH & Co. KG.

36.    SHARE BASED PAYMENTS

Share options granted to key personnel

The fair values of share options and shares granted to personnel are expensed on the income statement over the vesting period. In accordance with the transitional rule of IFRS 2, shares, share options or other equity instruments granted before November 7, 2002 are not expensed on the income statement. Share-based expenses amounting to €8, 12 and 6 million are expensed on the income statement in 2005, 2004 and 2003, respectively.

Class A options of the 1998 issue were exercisable between April 1, 2001 and April 30, 2005, and class B options of the same issue between April 1, 2003 and April 30, 2005. The exercise price at the end of the subscription period was €20.21 for class A options and €25.25 for class B options, each share option being exercisable for two shares. In 2005, 1,557,629 class A options were exercised to subscribe for 3,115,258 shares, and 1,842,800 class B options were exercised to subscribe for 3,685,600 shares. Over the whole subscription period 1,893,900 class A options and 1,942,200 class B options were exercised to subscribe for a total of 7,672,200 shares.

On March 19, 2002, the Annual General Meeting authorized the issuance of 7,600,000 share options to key personnel. Each share option entitles its holder to subscribe for two UPM-Kymmene Corporation shares. Half of the share options 3,800,000 are designated 2002D, while the other half 3,800,000 are designated 2002E. The 2002D share options may be exercised between April 1, 2004 and April 30, 2007, while the 2002E share options may be exercised between April 1, 2005 and April 30, 2008. The exercise price for the 2002D share options is €43.90 per two shares and the exercise price for the 2002E share options is €14.27 per share. The exercise price of 2002D and 2002E share options will, as per the dividend record date, be reduced by the amount of the dividend decided after the end of the period for determination of the exercise price but before share subscription. As a result of share subscriptions based on the 2002 share options, the share capital may be increased by a maximum of €25,840,000.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On March 31, 2005 the Annual General Meeting approved the Board of Directors’ proposal concerning the issuance of share options to key personnel of the Group. The number of share options is 9,000,000 and they may be exercised to subscribe for a maximum of 9,000,000 UPM-Kymmene Corporation shares. A third of the share options 3,000,000 are designated 2005F, a third 3,000,000 2005G and the remaining third 3,000,000 2005H.

The exercise price of the 2005F options is the trading weighted average price of UPM-Kymmene Corporation’s share on Helsinki Stock Exchange over the period January 1,—February 28, 2005, incremented by 10%. The exercise price of the 2005F share options determined in the above-mentioned way is €18.23. The exercise price of the 2005G options, €18.65, is the trading weighted average price of UPM-Kymmene Corporation’s share on Helsinki Stock Exchange over the period January 1,—February 28, 2006, incremented by 10%, and the exercise price of the 2005H options is the trading weighted average price of UPM-Kymmene Corporation’s share on Helsinki Stock Exchange over the period January 1,—February 28, 2007, incremented by 10%. The exercise prices will, as per the dividend record date, be reduced by the amount of the dividend decided after the end of the period for determination of the exercise price but before share subscription. The exercise price shall, however, always be at least the counter value of the share.

The 2005F share options may be exercised between October 1, 2006 and October 31, 2008, the 2005G share options between October 1, 2007 and October 31, 2009, and the 2005H share options between October 1, 2008 and October 31, 2010.

Equity-based rewards scheme

Key personnel of the Group who fall within the scope of the equity-based rewards scheme may be rewarded with UPM-Kymmene shares annually in the calendar years 2005, 2006 and 2007. The reward will be paid at the end of each year as a combination of shares and cash. Altogether not more than 1,046,400 shares will be given to key personnel on the basis of the scheme. The amount to be paid in cash may be not more than 1.5 times the value of the shares given. The amount of the reward is tied to the achievement of set performance targets. No rewards were given for 2005.

Changes in the numbers of share options granted

	2005		2004		2003
	Weighted average exercise price	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price	Number of share options
	(€)		(€)		(€)
At January 1	16.16	10,792,029	16.55	11,071,700	18.46	7,582,000
Share options granted	17.48	2,970,500	13.52	330,200	14.40	3,591,000
Share options forfeited	17.48	(7,500)	16.24	(174,200)	—	—
Share options exercised	11.47	(3,402,429)	11.42	(435,671)	21.20	(101,300)
Share options expired	10.30	(3,900)	—	—	—	—
At December 31	16.55	10,348,700	16.16	10,792,029	16.55	11,071,700

Exercisable share options		7,385,700		7,033,829		3,850,000

Weighted average remaining contractual life was 26, 29 and 36 months as at December 31, 2005, 2004 and 2003 respectively.

Outstanding Share Option plans as at December 31, 2005

Plan/distribution of share options	Class	Exercise price(1)		Total No. of share options	No. of share options granted	Exercise period	Vesting schedule
		At January 1,	At December 31,
		(€)	(€)
2005	F	—	17.48	3,000,000	2,963,200	1.10.2006–31.10.2008	1.10.2006
2002/2003	E	13.52	12.77	3,800,000	3,756,200	1.4.2005–30.4.2008	vested
2002/2002	D	40.90	39.40	3,800,000	3,629,500	1.4.2004–30.4.2007	vested

				10,600,000	10,348,700

(1)	The exercise price for class D options is for two shares.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Black-Scholes valuation model and the following weighted average assumptions are used in measuring the fair value of share options.

	2005	2004	2003
	(€, except percentages and year)
Share price	16.02	16.03	12.45
Exercise price	17.48	13.52	14.27
Volatility (%)(1)	35%	32%	33%
Risk-free interest rate (%)	2.26%	3.28%	2.31%
Assumed annual dividend yield	—	—	—
Expected option life (year)	3	4	3

(1)	Volatility is a measure of price changes expressed in terms of the standard deviation of the price of the security in question over the period of analysis. In the calculations the volatility is based on three- and four-year periods. Volatility is reported as an annual percentage figure.

Assumed	forfeiture used in 2005 was 5%, 2004 8% and 2003 0%.

37.    RELATED PARTY TRANSACTIONS

The Group holds a 47% interest in Oy Metsä-Botnia Ab (“Metsä-Botnia”), a joint venture with M-real Oyj (“M-real”) and Metsäliitto Group. M-real is a Finnish paper producer, and Metsäliitto Group is a co-operative organization of Finnish forest owners. Metsäliitto Group is also the controlling shareholder of M-real. Chemical pulp produced by Metsä-Botnia is sold to the Group and to M-real at the market price less certain transportation and other costs. In 2005 and 2004 the Group’s chemical pulp entitlement with respect to the production of Metsä-Botnia was 1.1 million tones per year. Total purchases of chemical pulp from Metsä-Botnia amounted to €201 million in 2005 and €238 million in 2004. Metsä-Botnia is currently building a new pulp mill in Uruguay. The total cost of the project is about USD 1.1 billion. The annual capacity of the mill will be approximately 1 million tones of bleached eucalyptus pulp. UPM has a 12.4% interest in the pulp mill construction project, i.e. a capital investment of about USD 67 million.

The Group obtains most of the energy for its production units in Finland from the Group’s owned and leased power plants, as well as through ownership in power companies which entitles it to receive electricity and heat from those companies. A significant proportion of the Group’s electricity procurement comes from Pohjolan Voima Oy, a Finnish energy producer in which the Group holds a 40.90% equity interest, and from Kemijoki Oy, a Finnish hydropower producer in which the Group holds a 4.13% equity interest. Pohjolan Voima Oy is also a majority shareholder in Teollisuuden Voima Oy, one of Finland’s two nuclear power companies. The combined total of these energy purchases was €166 million in 2005 and €198 million in 2004. In accordance with the articles of association of the power companies and with related shareholder agreements, the prices paid by the Group to the power companies are based on production costs, which are generally lower than market prices. Internal sales to the Group’s segments are based on the prevailing market price.

Approximately 10 to 15% of the Group’s research and development work is conducted by Oy Keskuslaboratorio-Centrallaboratorium Ab (the Finnish Pulp and Paper Research Institute or “FPPRI”), in which the Group is one of four corporate owners with a 38.65% interest. Ownership of FPPRI provides the Group with fundamental research information regarding the Group’s main raw materials, major manufacturing processes and key product attributes. In addition to joint research at FPPRI, the Group also utilizes the institute for contract research in connection with product and process development. These services are provided on an arm’s-length basis and upon terms that the Group believes to be customary within the industry and generally no less favorable than would be available from independent third parties.

The Group purchases raw materials from certain associated companies, the most significant of which is Paperinkeräys Oy, a Finnish company engaged in the procurement, processing and transport of recovered paper in which the Group has a 22.98% interest. The total value of raw material purchases from associated companies was €17 million in 2005 and €15 million in 2004. Recovered paper is sold to the Group and other shareholders of Paperinkeräys Oy at a contract-based price that takes into account paper recycling expenses and the world market prices for recovered paper. In Austria, the Group has a similar arrangement concerning recovered paper which is purchased from Austria Paper Recycling G.m.b.H., a company in which the Group owns a 33.32% equity interest. The total value of recovered paper purchases was €14 million in 2005 and €12 million in 2004.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In Finland, UPM has a pension foundation (Kymin Eläkesäätiö) which is a separate legal entity. The pensions of about 7% of the Group’s Finnish employees are arranged through the foundation. The contributions paid by UPM to the foundation amounted to €16 million in 2005 (€19 million in 2004). The foundation manages and invests the contributions paid to the plan. The fair value of the foundation’s assets at December 31, 2005 was €195 million, of which 89% was in the form of loans to the company and 11% invested in property.

The pensions of about 85% of the Group’s employees in Great Britain are arranged through the UPM-Kymmene UK Pension Fund which is a separate legal entity. The contributions paid by the Group to the fund amounted to GBP 6 million in 2005 (GBP 3 million in 2004). The fair value of the fund’s assets at December 31, 2005 was GBP 114 million, of which 67% is invested in equities and 33% in debt instruments and property.

38.    COMMITMENTS AND CONTINGENCIES

Contingent Liabilities

The Group is a defendant or plaintiff in a number of legal proceedings incidental to its operations. These lawsuits primarily involve claims arising out of commercial law issues.

In August 2003, UPM received a grand jury subpoena in connection with the US Department of Justice Antitrust Division’s investigation into the US labelstock industry. The company has responded, and is continuing to respond, to the subpoena as required.

Following internal investigations into competitive practices, UPM decided on January 15, 2004 to approach the competition authorities in the European Union, the United States and Canada, and subsequently in other countries. The competition authorities have started investigations into alleged antitrust activities with respect to various products of the company. Consequently, the EU authorities and the authorities in several of its member states, Canada and certain other countries have informed UPM that it has received conditional full immunity with respect to certain conduct disclosed to the authorities. The US Department of Justice has made no decisions concerning the applications for immunity, which decisions are pending and available as of December 31, 2005. See Note 39.

UPM has also been named as a defendant in multiple class-action lawsuits against labelstock and magazine paper manufacturers in the United States.

All of the above litigation matters may last several years. No provisions have been made in relation to these investigations.

In May 2004, UPM received a European Commission Statement of Objections concerning alleged antitrust activities in the market for plastic industrial sacks. UPM manufactured plastic industrial sacks until December 2000, when the business was sold. In November 2005, the European Commission imposed on UPM a fine of €56.55 million concerning antitrust activities in the market for plastic industrial sacks. UPM has decided to appeal the decision. The fine has been booked to current liabilities.

Commitments

In the normal course of business, UPM-Kymmene Corporation and some of its subsidiaries enter into various agreements providing financial or performance assurance to third parties on behalf of those subsidiaries. These agreements are entered into primarily to support or enhance the creditworthiness of subsidiaries so that they can accomplish their intended business purposes. The maximum amount of future payments for which UPM-Kymmene Corporation is liable on behalf of its subsidiaries are disclosed in the table below under “other commitments”.

The Group has also entered into various agreements to provide financial or performance assurance to third parties on behalf of certain companies in which the Group has a minority interest. These agreements are entered into primarily to support or enhance the creditworthiness of these companies. The Group has no collateral or other recourse provisions related to these guarantees. The maximum amounts of future payments by

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

UPM-Kymmene Corporation on behalf of its associated companies under these guarantees are disclosed in the table below under “Guarantees on behalf of associated companies”. It is the Group’s policy not to give guarantees on behalf third parties, and the commitments included under the caption “Guarantees on behalf of others” in the table relate mainly to companies that have been sold.

In the normal course of business, certain subsidiaries of UPM Kymmene Corporation, especially in Germany, grant commercial guarantees to their customers to help them purchase goods from the subsidiary. The Group has no liability with respect to these commercial guarantees, but they are covered by its credit risk insurance. These guarantees mature within one year. The maximum potential amount of future payments under these guarantees amounted to €6 million at December 31, 2005 and €11 million at December 31, 2004. They are included in the amounts disclosed in the table under “Other commitments”.

Commitments

	As at December 31,
	2005	2004
	(€ in millions)
On own behalf
Mortgages	94	111

On behalf of associated companies and joint ventures
Guarantees	18	44

On behalf of others
Guarantees	8	10

Other commitments, own
Operating leases, due within 12 months	25	23
Operating leases, due after 12 months	70	82
Other commitments	61	38

Total	276	308

	As at December 31,
	2005	2004
	(€ in millions)
Mortgages	94	111
Guarantees	26	54
Operating leases	95	105
Other commitments	61	38

Total	276	308

Property under mortgages given as collateral for own commitments include industrial estates and forest land.

Operating lease commitments—where a Group company is the lessee

The Group leases office, manufacturing and warehouse space under various non-cancelable operating leases.

Certain contracts contain renewal options for various periods of time.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The future costs for contracts exceeding one year and for non-cancelable operating leasing contracts

	As at December 31,
	2005	2004
	(€ in millions)
Less than 1 year	25	23
1–2 years	31	22
2–3 years	11	14
3–4 years	7	12
4–5 years	5	10
Over 5 years	16	24

	95	105

Joint ventures

	As at December 31,
	2005	2004
	(€ in millions)
Proportionate interest in joint ventures’ commitments	22	42
Contingent liabilities relating to the Group’s interest in the joint ventures	11	11

Capital commitments at the balance sheet date but not recognized in the financial statements; major commitments listed below

	Total Cost	Commitment as at December 31,
		2005	2004
	(€ in millions)
Nordland PM3, rebuild	83	50	—
New power plant, Chapelle-Darblay	75	47	—
New power plant, Shotton	62	28	60
New mill in China, Raflatac	34	34	—
Tervasaari PM 8, additional capacity	64	21	51

39.    EVENTS AFTER THE BALANCE SHEET DATE

At Annual General Meeting held on March 22, 2006, it was decided that dividend of €0.75 per share for the financial year 2005 will be paid on April 4, 2006. The total dividend payment amounts to approximately €392 million. The shareholders decided to buy back a minimum of 100 and a maximum of 49,825,000 of the Company’s own shares. The Annual General Meeting authorized the Board of Directors to decide on the disposal of the own shares bought back. The Annual General Meeting authorized the Board of Directors to decide on increasing the share capital through one or several issuances of new shares and/or one or several convertible bond issues. On the basis of such issues of new shares or convertible bond loans, the share capital can be increased by a maximum of €169,405,000, representing no more than 99,650,000 new shares with a book value (equivalent value) of €1.70 per share.

In March 2006, the Group announced an extensive restructuring program. In connection with this program, the Group is planning to (i) possibly close down the mill in Voikkaa, Finland during the third quarter of 2006; (ii) possibly close down the paper machine 7 at the Kymi mill in Finland during the third quarter of 2006; (iii) possibly close down the paper machine 6 and the semi-alkaline pulp line at the Tervasaari mill in Finland during the second quarter of 2007, and (iv) cease the production of coated magazine paper on the paper machine 4 at the mill in Jämsänkoski in Finland. Through these closures, the Group plans to reduce 17% of coated magazine paper capacity in Europe and 12% of coated fine paper capacity in Europe, and cease production of brown sack paper. The extent and timing of the implementation of this program is subject to negotiations with employees, which are expected to be finalized during the second quarter of 2006. If each of the possible actions of this program are implemented, the resulting impact could be a total workforce reduction of approximately

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3,600 employees during 2006-2008, fixed asset write-offs amounting to approximately €130 million in the second quarter of 2006, and a provision for personnel reductions of approximately €30 million in the second quarter and approximately €35 million in the second half of 2006. The cash effects of these write-offs will occur primarily in 2006 and 2007. The Group does not anticipate a loss in revenues due to the program, except for approximately €50 million a year after the second quarter of 2007 resulting from the cessation of brown sack paper production. In addition, in connection with this program the Group plans to invest approximately €370 million to improve the production efficiency of the pulp mill in Kymi and to convert a paper machine at the Jämsänkoski mill so that it can produce label papers.

In February 2006, the Antitrust Division of the U.S. Department of Justice has informed UPM that it will not bring criminal charges against the company in connection with its criminal investigation of antitrust and related offenses in the U.S. labelstock industry. In addition, the Antitrust Division of the U.S. Department of Justice has granted UPM conditional full immunity and accordingly it will not pursue any criminal prosecution against UPM in connection with possible price fixing in the magazine paper industry. Both agreements are subject to UPM’s full and continuing cooperation with the U.S. Department of Justice’s investigations, and extend to the company’s current and former employees, except for UPM’s former President and CEO, Mr. Juha Niemelä. UPM continues to cooperate fully with the various authorities and their ongoing investigations, and may yet be subject to additional investigations in other parts of the world.

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

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

I.    Reconciliation of Profit and Shareholders’ Equity

The following is a summary of the significant adjustments to profit and shareholders’ equity required when reconciling such amounts recorded in the Group’s consolidated financial statements under IFRS as adopted by the EU to the corresponding amounts in accordance with U.S. GAAP.

Reconciliation of Profit

		Year ended December 31,
		2005	2004 (As revised)	2003 (As revised)
		(€ in millions, except share and per share data)
Profit in accordance with IFRS		211	970	312
Less minority interest		2	(1)	2

Profit attributable to equity holders of parent company in accordance with IFRS		213	969	314
U.S. GAAP adjustments:
Business combinations	(a)	(5)	(6)	(7)
Reversal of goodwill amortization	(b)	(9)	102	106
Impairment of long lived assets	(c)	33	—	—
Finance lease	(d)	(4)	3	3
Forest assets	(e)	(29)	(26)	(14)
Employee benefits	(f)	2	(270)	(28)
Derivative financial instruments	(g)	(7)	—	12
Compensation cost	(h)	(2)	(18)	3
Change in estimates of the tax basis of acquired assets	(i)	—	(284)	—
Share of results of associated companies	(j)	(21)	(6)	16
Deferred tax effect of U.S. GAAP adjustments		—	110	4

Net income in accordance with U.S. GAAP before cumulative effect of change in accounting principle		171	574	409
Out of which:
Income from continuing operations		153	449	400
Income from discontinued operations, net of tax expense of 2 million, tax expense of 6 million and tax expense of 2 million, respectively		18	125	9

Net income in accordance with U.S. GAAP before cumulative effect of change in accounting principle		171	574	409
Cumulative effect of change in accounting principle, net of taxes of 26 million	(j)	—	—	64

Net income in accordance with U.S. GAAP		171	574	473
Earnings per share in accordance with U.S. GAAP (in euro)	(k)
Basic earnings per share		0.33	1.10	0.90
Income from continuing operations		0.29	0.86	0.76
Income from discontinued operations		0.04	0.24	0.02
Cumulative effect of change in accounting principle	(j)	—	—	0.12
Diluted earnings per share		0.33	1.09	0.90
Income from continuing operations		0.29	0.85	0.76
Income from discontinued operations		0.04	0.24	0.02
Cumulative effect of change in accounting principle		—	—	0.12
Basic weighted average number of shares (thousands)		522,029	523,641	523,130
Diluted weighted average number of shares (thousands)		523,652	526,247	524,254

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Reconciliation of Equity

		As of December 31,
		2005	2004 (As revised)
		(€ in millions)
Total equity in accordance with IFRS		7,348	7,662
Less minority interest		(21)	(26)

Equity attributable to equity holders of the parent in accordance with IFRS		7,327	7,636
U.S. GAAP adjustments:
Business combinations (excluding forest assets and goodwill)	(a)	41	(70)
Reversal of goodwill amortization	(b)	309	318
Impairment of long lived assets	(c)	33	—
Finance lease	(d)	2	6
Forest assets	(e)	(67)	(37)
Employee benefits	(f)	(286)	(283)
Compensation cost	(h)	—	2
Change of estimates of the tax basis of acquired assets	(i)	(284)	(284)
Share of results of associated companies	(j)	79	100
Deferred tax of U.S. GAAP adjustments		87	88

Shareholders’ equity in accordance with U.S. GAAP		7,241	7,476

(a)    Business Combinations

Cost of Acquisition

Under IFRS, equity shares issued as purchase consideration in a business combination are valued based on the weighted average trading price of the shares shortly before and after the date of the exchange transaction, which is the date when the Group obtains control over the acquiree’s net assets and operations.

Under U.S. GAAP, such equity shares are valued based on the average share price for a reasonable period before and after the acquisition is publicly announced or, if the number of shares is uncertain on such date, the first day on which both the number of acquirer shares and the amount of other consideration becomes fixed.

Intangible Assets

Under IFRS, prior to the adoption of IFRS 3, customer relationships acquired were not separately recognized upon acquisition as identifiable intangible rights but were included within goodwill and amortized accordingly.

Under U.S. GAAP, customer relationships acquired in a business combination are fair valued at acquisition and recognized within identifiable intangible rights separately from goodwill, with an associated deferred tax liability. The intangible rights are amortized over their estimated useful lives.

Restructuring Provisions

Under IFRS, certain indemnities to be paid to collaboration partners in connection with the termination of sales agreements of acquired businesses were expensed as incurred, as they did not meet the criteria for recognizing a provision at acquisition.

Under U.S. GAAP, these costs met the required criteria for pre-acquisition accounting and the Group recognized a liability in the purchase price allocation of the acquisition cost and adjusted the goodwill accordingly.

Translation of Goodwill and Fair Value Adjustments

Under IFRS, the Group has historically translated goodwill and fair value adjustments arising on the acquisition of foreign subsidiaries at the corporate level based on historical foreign exchange rates prevailing at

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the acquisition date. Subsequent to the adoption of IAS 21 (revised 2004) as of January 1, 2005, the Group translates goodwill and fair value adjustments arising on prospective acquisitions of foreign companies at balance sheet date closing rates.

Under U.S. GAAP, goodwill and fair value adjustments are pushed down to the subsidiary and maintained in the original foreign currency. At each balance sheet date, the goodwill and fair value adjustments are translated at the closing foreign exchange rate, with gains and losses recorded as a component of other comprehensive income.

The total impact of all business combinations’ adjustments on the reconciliations of net income and shareholders’ equity to U.S. GAAP is summarized below:

	Year ended December 31,
	2005	2004	2003
	(€ in millions)
Net income
Amortization of intangible assets	(11)	(10)	(11)
Translation gain on property, plant and equipment	2	—	—
Deferred taxes	4	4	4

Total	(5)	(6)	(7)

Shareholders’ equity
Goodwill	3	(106)	(95)
Other intangible assets	74	85	95
Property, plant and equipment	(14)	(26)	(27)
Deferred tax liabilities	(22)	(23)	(28)

Total	(41)	(70)	(55)

(b)    Reversal of Goodwill Amortization

Under IFRS, the Group adopted the provisions of IFRS 3 on January 1, 2005. As a result, goodwill recognized relating to purchase acquisitions and acquisitions of associated companies are no longer subject to amortization. Under the transitional provisions of IFRS 3, this change in accounting policy was effective immediately for acquisitions made after March 31, 2004.

Under U.S. GAAP, the Group records goodwill in accordance with FAS 142, Goodwill and Other Intangible Assets, (FAS 142). The Group adopted the provisions of FAS 142 on January 1, 2002 and as a result, goodwill relating to purchase acquisitions and acquisitions of associated companies is no longer subject to amortization subsequent to the date of adoption.

The U.S. GAAP adjustment for 2004 and 2003 reverses amortization expense and the associated movement in accumulated amortization recorded under IFRS prior to the adoption of IFRS 3. The U.S. GAAP adjustment for 2005 reflects the decrease of goodwill under U.S. GAAP of €9 million that was fully amortized under IFRS related to the disposal of Loparex Group.

(c)    Impairment of Long Lived Assets

The Group recognized an impairment charge of €201 million on long-lived tangible assets in 2005 under IFRS, primarily related to Finnish sawmills and the Miramichi paper mill. The impairment loss was determined as the difference between the recoverable amount of the cash-generating unit and its carrying amount. In determining the recoverable amount of these assets the Group discounted future cash flows expected to result from the use and eventual disposition of these assets. Under SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, an impairment charge should be recognized only if the carrying amount of the asset is not recoverable. The carrying amount of an asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. The Finnish sawmills were determined to be recoverable and therefore the impairment of €25 million recorded under IFRS was reversed. For the Miramichi paper mill and

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

certain other assets, the carrying value exceeded the recoverable amount based on undiscounted cash flows; therefore these long-lived assets were measured for impairment under U.S. GAAP.

The fair value for these long-lived assets under U.S. GAAP was determined based on discounted cash flows expected to result from the use and eventual disposition of the assets. The impairment loss was €8 million less than that recorded under IFRS due to the difference in the cumulative translation adjustment of non-current assets recognized under U.S. GAAP and IFRS.

(d)    Finance Lease

UPM entered into a lease arrangement for the financing of certain equipment for a power plant in Finland. Under IFRS, the arrangement is accounted for as a finance lease as of the date the construction started in 2003. Interest expense has been recognized in the income statement on the finance lease liability through the end of the contractual lease term, which started in 2005.

Under U.S. GAAP, UPM was considered the owner of the leased assets during the construction period and the equipment was accounted for as an asset and a lease liability with interest costs being capitalized. At the beginning of the lease term in 2005, the asset was considered to be sold and leased back to the Group. Due to the Group’s continuing involvement with the equipment, the lease is classified as a financing lease, consistent with IFRS. At the inception of the lease, the carrying value of the asset exceeded the present value of the minimum lease payments resulting in an impairment of €4 million in 2005. Additionally, the difference in the lease inception dates under U.S. GAAP and IFRS causes a difference in the historical cost of the asset which will be depreciated over the useful life of the asset.

(e)    Forest Assets

Under IFRS, biological assets (i.e. living trees) are measured at their fair value, less estimated point-of-sale costs, on the balance sheet. The fair value of biological assets, other than young seedling stands, is based on discounted cash flows from continuous operations. The fair value of young seedling stands is based on the actual reforestation cost of those stands. Changes in the value of biological assets resulting from growth, felling, prices, costs and other premise changes are included in the operating profit within the income statement in the amount of €27 million, €20 million and €9 million during the years ended December 31, 2005, 2004 and 2003, respectively. The land on which the trees grow is recorded at cost.

Under U.S. GAAP, forest assets are recorded at the cost of timber (net of capitalized reforestation costs), less depletion for the cost of timber harvested. Revaluations are not allowed under U.S. GAAP. As a result, the fair market values recorded under IFRS are reversed under U.S. GAAP. Capitalized costs related to forest assets harvested each year are taken to the profit and loss account as depletions in the amount of €2 million, €6 million and €5 million during the years ended December 31, 2005, 2004 and 2003, respectively

(f)    Employee Benefits

For purposes of U.S. GAAP, pension costs for defined benefit plans are accounted for in accordance with SFAS No. 87, Employers’ Accounting for Pensions, and SFAS No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and the disclosure is presented in accordance with SFAS 132(R), Employers’ Disclosures about Pensions and Other Postretirement Benefits. Except as described below, the plan liabilities and assets are the same under U.S. GAAP as IFRS. The difference in the balance sheet and income statement amounts are attributable to different classifications of the Finnish TEL scheme, how and when the respective standards were implemented, the recognition of a minimum liability under U.S. GAAP, differences in accounting for prior service costs and differences in accounting for settlements.

The Group uses a December 31 measurement date for its pension and other post-retirement benefit plans.

Following changes in the Finnish TEL scheme, under IFRS, the disability pensions arranged with insurance companies have changed from a defined benefit to a defined contribution plan beginning from January 1, 2006 as the insurance premiums paid to insurance companies are the funding mechanism for the liability. As the change was enacted in 2004, the Company’s pension liability decreased by €246 million in 2004. IFRS provides that the

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

use of insurance premiums to fund benefits should be accounted for using defined contribution accounting so long as the company retains no ongoing legal or constructive obligations, under any circumstances.

U.S. GAAP does not contain a similar provision to IFRS regarding insurance premiums. The costs and benefits are determined without regard to how an employer finances the plan. Therefore, defined benefit accounting remains for U.S. GAAP. In 2005, additional expense is recorded for the additional pension cost under U.S. GAAP compared to IFRS. In 2004, an adjustment was recorded for the reversal of the curtailment gain recorded under IFRS resulting from the reduction of the pension liability.

The Group applied FAS 87 as of January 1, 1994 (as adoption on the actual effective date of January 1, 1989 was not feasible) and IAS 19 as of January 1, 2002. As allowed by IFRS 1, all unrecognized actuarial gains and losses were recognized upon the adoption of IAS 19. As the unrecognized balances are different under U.S. GAAP compared to IFRS, a difference in amortization arises. As discussed above, a difference also arises due to the defined benefit accounting for the Finnish TEL scheme.

Under U.S. GAAP, the pension liability cannot be less than the amount by which the accumulated benefit obligation exceeds plan assets as determined for each individual plan. If an additional minimum liability is recognized, an intangible asset up to the amount of the unrecognized prior service cost for each plan is also recognized and the remaining amount is recorded as part of other comprehensive income (reduction of equity) net of income taxes. This concept does not exist under IFRS.

Under IFRS, prior service cost may be recognized immediately to the extent that affected employees’ benefits are vested, otherwise they are recognized over the remaining vesting period. Under U.S. GAAP, prior service cost is recognized prospectively over the remaining service period. As discussed above, a difference also arises due to the defined benefit accounting for the Finnish TEL scheme.

Under IFRS, a settlement occurs when all further legal or constructive obligation for part or all of the benefits provided under a defined benefit plan has been eliminated, which is generally when a settlement agreement has been reached with employees. Under U.S. GAAP, while the principles are similar, a settlement is generally recognized when a lump-sum cash payment is made to employees. Certain plans have been settled under IFRS but were either settled in a later period or are not yet settled under U.S. GAAP; accordingly, adjustments are required for gains or losses recognized under IFRS that are not recognizable under U.S. GAAP. Additionally, differences can arise on settlement due to differing amounts of unrecognized prior service costs and actuarial gains and losses, for the reasons discussed above.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net periodic benefit cost for pension plans and foreign post-retirement benefit plans in accordance with U.S. GAAP for the years ended December 31, 2005, 2004 and 2003 is comprised of the following:

	Year ended December 31, 2005			Year ended December 31, 2004			Year ended December 31, 2003
	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total
	(€ in millions)
Service cost	16	19	35	17	19	36	16	19	35
Interest cost	19	45	64	20	42	62	20	41	61
Expected return on plan assets	(14)	(25)	(39)	(10)	(22)	(32)	(10)	(23)	(33)
Amortization of prior service cost	(9)	—	(9)	(8)	—	(8)	(8)	—	(8)
Amortization of actuarial (gain) loss	(10)	10	—	(1)	16	15	3	2	5
Amortization of transition obligation	—	—	—	—	1	1	10	—	10
Transfers from inside the plan	(2)	—	(2)	—	—	—	—	—	—
FAS 88 events	(5)	3	(2)	—	3	3	—	16	16

Net periodic benefit cost under U.S. GAAP	(5)	52	47	18	59	77	31	55	86

Net amount recognized under IFRS			42			(205)			58

Additional pension cost under U.S. GAAP(1)			5			282			28

(1)	The difference between additional pension cost under U.S. GAAP and the reconciliation item relates primarily to Finnish TEL scheme contributions, which are not included in the IFRS amount mentioned above.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	As of December 31, 2005			As of December 31, 2004
	Domestic	Foreign	Total	Domestic	Foreign	Total
	(€ in millions)
Change in benefit obligation
Benefit obligation as of beginning of year	312	821	1,133	380	783	1,163
Service cost	16	19	35	17	19	36
Interest cost	19	45	64	20	42	62
Employee contributions	—	5	5	—	4	4
FAS 88 events	—	(1)	(1)	—	(4)	(4)
Plan amendments	—	15	15	(27)	1	(26)
Divestitures	(3)	(28)	(31)	—	(21)	(21)
Other adjustments	20	7	27	(3)	—	(3)
Actuarial loss (gain)	—	90	90	(55)	39	(16)
Benefit paid	(19)	(37)	(56)	(20)	(33)	(53)
Foreign currency effect	—	56	56	—	(9)	(9)

Benefit obligation as of end of year	345	992	1,337	312	821	1,133

Change in fair value of plan assets
Fair value of plan assets as of beginning of year	186	337	523	182	328	510
Actual return on plan assets	5	54	59	8	32	40
Employer contribution	17	41	58	19	34	53
Employee contributions	—	5	5	—	4	4
FAS 88 events	—	(1)	(1)	—	(1)	(1)
Divestitures	—	(25)	(25)	—	(18)	(18)
Other adjustments	27	5	32	(3)	—	(3)
Benefits paid	(19)	(37)	(56)	(20)	(33)	(53)
Transfers from inside the plan	2	—	2	—	—	—
Foreign currency effect	—	37	37	—	(9)	(9)

Fair value of plan assets as of end of the year	218	416	634	186	337	523

Funded status
Funded status as of end of year	(127)	(576)	(703)	(126)	(484)	(610)
Unrecognized transition obligation	—	1	1	—	1	1
Unrecognized prior service cost	(70)	15	(55)	(81)	—	(81)
Unrecognized actuarial loss (gain)	(4)	236	232	(16)	169	153
Accumulated other comprehensive income	(2)	(124)	(126)	—	(110)	(110)

Net amount recognized under U.S. GAAP	(203)	(448)	(651)	(223)	(424)	(647)

Amounts recognized in the consolidated balance sheet
Accrued benefit liability	(291)	(465)	(756)	(298)	(425)	(723)
Prepaid benefit cost	88	—	88	75	—	75
Intangible assets	—	17	17	—	1	1

Net amount recognized under U.S. GAAP	(203)	(448)	(651)	(223)	(424)	(647)

Net amount recognized under IFRS			(365)			(363)

Additional Pension Obligation under U.S. GAAP			(286)			(284)

Accumulated benefit obligation, projected benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets is as follows:
Accumulated benefit obligation	116	850	966	104	694	798
Projected benefit obligation	150	956	1,106	144	779	923
Fair value of plan asset	2	415	417	—	317	317

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The accumulated benefit obligation for the domestic pension plans was €305 million and €266 million, and for the foreign pension plans €850 million and €707 million as of December 31, 2005 and December 31, 2004, respectively.

For plans where the projected benefit obligation is in excess of the plan assets, the aggregate projected benefit obligation is €1,143 million and €947 million for 2005 and 2004, respectively, and the aggregate fair value of plan assets is €417 million and €317 million for 2005 and 2004, respectively.

The increase in the minimum liability included in other comprehensive income for the foreign plans is €14 million and €13 million as of December 31, 2005 and 2004, respectively. The increase in additional minimum liability for the domestic plans was €2 million in 2005.

	As of December 31, 2005		As of December 31, 2004
	Domestic	Foreign	Domestic	Foreign
Weighted average rate assumptions used in determining pension costs and the projected benefit obligation.
Discount rate	4.25%	4.67%	5.00%	5.27%
Expected rate of compensation increase	3.75%	2.57%	3.75%	2.94%
Expected return on plan assets	5.93%	6.98%	5.15%	7.01%

For foreign plans, the assumption for the weighted average expected return on plan assets is based on target asset allocation of each plan, historical market performance, relevant forward-looking economic analyses, expected returns, variances, and correlations for different asset categories held. For domestic plans, the overall expected return on plan assets is based on the weighted average of the expected returns on the different asset categories held.

The above amounts for foreign pension plans include certain other post-retirement benefits, which are not significant to the Group.

Plan Assets

The Group’s pension plan weighted average asset allocation at December 31, 2005 and 2004, by asset category, are as follows:

	As of December 31, 2005		As of December 31, 2004
	Domestic	Foreign	Domestic	Foreign
Asset Category:
Equity securities	8%	61%	—%	59%
Debt securities	81	15	89	16
Real estate	9	4	11	4
Money Market	1	1	—	—
Bonds	1	19	—	21

Total	100%	100%	100%	100%

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

	Domestic	Foreign
Asset Category:
Equity securities	6%	62%
Debt securities	80	14
Real estate	10	4
Money Market	2	1
Bonds	2	19

Total	100%	100%

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash Flows

The Group expects to make contributions of €16 million to its domestic pension plans and €39 million to its foreign plans in 2006.

The following estimated future benefits, which reflect expected future service, as appropriate, are expected to be paid:

	Domestic	Foreign
	(€ in millions)
2006	19	40
2007	18	39
2008	18	40
2009	19	41
2010	19	44
Years 2011-2015	90	253

Termination of Pension Plans

The Group is in the process of terminating most of its defined benefit plans in the United States related to its Blandin operations. During 2003, the appropriate government approvals were obtained for the termination of the Blandin Hourly Plan and all of the assets in that plan were distributed in late 2003. On this basis, settlement accounting for U.S. GAAP was applied in 2003 for the Blandin Hourly Plan and, consequently, all unrecognized losses were recognized. The Blandin Salaried Plan is still in the process of being terminated. The assets have not yet been distributed pending receipt of appropriate government approval. The Blandin Salaried Plan includes the following elements:

	Year Ended December 31,
	2005	2004
	(€ in millions)
Funded Status at end of year
Projected benefit obligation	(36)	(33)
Accumulated benefit obligation	(36)	(33)
Fair Value of plan assets	34	31

(Unfunded) Funded Status	(2)	(2)

Amounts recognized in the consolidated balance sheet
(Unfunded) Funded Status	(2)	(2)
Unrecognized net loss	22	21
Pre-paid benefit cost	20	19
Additional minimum liability	(22)	(21)

Net amount recognized	(2)	(2)

(g)    Derivative Financial Instruments

Under IFRS, the Group adopted IAS 39(R) (revised) Financial Instruments: Recognition and Measurement, as of January 1, 2005, which supersedes IAS 39 (revised 2000). Under U.S. GAAP, the Group applies FAS 133, Accounting for Derivative Instruments and Hedging Activities.

The Group has met the cash-flow hedge accounting criteria both for IFRS and U.S. GAAP purposes for forecasted future currency flows since February 2003. Since then the changes in the fair values of new forward exchange contracts designated as cash flow hedges are deferred in equity and recycled to profit and loss as the actual Group external sales take place.

Under IFRS, the Group has applied hedge accounting for all third party forward contracts that the euro-functional parent company has entered into on behalf of the Canadian dollar-functional subsidiary. These forward exchange contracts are designated as cash flow hedges of forecasted future sales of the Canadian subsidiary denominated in USD beginning in February 2003 and the unrealized gains and losses on the cash flow hedges are deferred in equity.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Under U.S. GAAP, these forward exchange contracts are not accounted for under hedge accounting as they are not hedges against the Group’s functional currency. The unrealized gains and losses of the forward exchange contracts have been included in the determination of net income for 2005, 2004 and 2003. The change in unrealized results for these hedging instruments were €(7) million, nil and €12 million in 2005, 2004 and 2003, respectively. The realized results for these hedging instruments for 2005 amounted to €9 million and for 2004 €7 million. The realized results for these hedging instruments have been reclassified from sales to other income and expenses under U.S. GAAP (refer to paragraph (m)).

(h)    Compensation Cost

As described in the Note 36 Share-Based Payments, the Group has three classes of options outstanding (D, E and F) granted to the Group’s key personnel as of 31 December 2005. The Group adopted IFRS 2 from January 1, 2005 and applied retrospectively to shares, share options and other equity instruments that were granted after November 7, 2002 and have not yet vested as of the effective date of the standard. The share-based payment expense under IFRS was €8 million, €12 million and €6 million in 2005, 2004 and 2003, respectively. Prior to the adoption of IFRS 2, the Group did not recognize share-based payment expense.

Under U.S. GAAP, compensation expense associated with stock options granted, is recognized based on the difference between the quoted market price of the company’s shares at the end of each reporting period and the current exercise price of each stock option, until the earlier of the exercise date, cancellation date or the date of sale on the Helsinki Stock Exchange if applicable. Changes in the quoted market price are reflected as an adjustment to deferred compensation and compensation expense in the periods in which the changes occur until the final exercise price is known. Following the recognition provisions of Accounting Principles Board Opinion No. 25: Accounting for Stock Issued to Employees (APB 25), compensation cost recognized under APB 25 was €8 million, €32 million and €3 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Under IFRS, the Group assesses at each balance sheet date the amount of social security provisions for the share options. The provision is based on the amount that the Group would be liable to pay for the granted options if the options were sold or exercised by the employees. The provision is calculated based on the value of the options, which is the difference between the market price of a share and the exercise prices of the options. Under U.S. GAAP the social security costs are expensed as the options are sold or exercised. This results in an adjustment of €2 million, €1 million and €1 million for the three years ended December 31, 2005, 2004 and 2003, respectively.

During 2005, 2004 and 2003, if the Group had determined compensation expense based on the fair value at the grant date for its stock options under FAS 123, the Group’s earnings would have been increased or decreased to the pro forma amount indicated below (inclusive of tax effects):

	2005	2004	2003
	(€ in millions, except per share data)
Net income
As reported	171	574	473
Pro forma	171	587	442
Earnings per share
As reported:
Basic	0.33	1.10	0.90
Diluted	0.33	1.09	0.90
Pro forma:
Basic	0.33	1.12	0.84
Diluted	0.33	1.12	0.84

The assumptions used in determining the fair value are disclosed in Note 36.

(i)    Change in Estimates of the Tax Basis of Acquired Assets

In connection with the acquisition of Haindl in November 2001, a new tax basis was determined for acquired net assets located in Germany. As a result, a portion of the total goodwill could be deductible for tax

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

purposes. Prior to 2004, uncertainty of the tax treatment in Germany of the tax bases resulted in the Group recording a tax provision for the tax benefit taken for the acquired net assets and tax deductible portion of the goodwill. In 2004, the uncertainty regarding the tax treatment was removed and, under IFRS, the Group recorded €284 million as a reduction of the deferred tax liability and a corresponding release of the tax provision.

In 2004 under U.S. GAAP, goodwill was reduced with a corresponding release of the tax provisions for the acquired net assets and the tax deductible portion of goodwill. The tax deductible goodwill amounted to €440 and €440 million and the related deferred tax liability amounted to €44 million and €34 million as of December 31, 2005 and 2004, respectively.

(j)    Share of Results of Associated Companies

The Group’s share of results in associated companies is determined using the equity method and is based on the financial statements of the investees prepared in accordance with IFRS. The U.S. GAAP share of results of associated companies is adjusted to reflect differences between IFRS and U.S. GAAP relating to the associates.

The disability pensions of Finnish associated companies have been accounted for using defined contribution accounting under IFRS while under U.S. GAAP defined benefit accounting is applied. See note (f) Employee benefits.

The revaluations of forest assets of associated companies under IFRS are reversed under U.S. GAAP as revaluations are not allowed under U.S. GAAP. See note (e) Forest Assets.

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

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Subsequent to the adoption of FAS 143, the reconciling adjustment represents differences related to the discount rate applied and the treatment of the fund asset.

(k)    Earnings per Share

In accordance with both IFRS and U.S. GAAP, basic EPS is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the year. The computation of diluted EPS is similar to basic EPS, except that it assumes the potentially dilutive securities, such as convertible bonds, were converted to shares as of the beginning of the year. EPS has been calculated on a U.S. GAAP basis for the years ended December 31, 2005, 2004 and 2003 as follows:

	Year Ended December 31,
	2005	2004	2003
	(€ in millions, except share and per share data)
Numerator for basic EPS—income available to common shareholders	171	574	473
Effect of dilutive securities:
Numerator for diluted EPS—income available to common shareholders after assumed conversions	171	574	473
Denominator for basic EPS—weighted average shares (thousands)	522,029	523,641	523,130
Effect of dilutive securities (thousands):
Convertible bond loan	—	—	449
Stock options	1,623	2,606	675
Denominator for diluted EPS—adjusted weighted average shares and assumed conversions (thousands)	523,652	526,247	524,254
EPS:
Basic	0.33	1.10	0.90
Diluted	0.33	1.09	0.90

(l)    Consolidated Statement of Comprehensive Income

Comprehensive income measured in accordance with U.S. GAAP for the years ended December 31, 2005, 2004 and 2003 is as follows:

	Year ended December 31,
	2005	2004	2003
	(€ in millions)
Net income in accordance with U.S. GAAP	171	574	473
Other comprehensive income
Unrealized holding gains (net of income taxes of 0 million in 2005, 0 million in 2004 and 38 million in 2003)	(39)	40	(97)
Unrealized cash flow hedges (net of income taxes of 19 million in 2005, (2) million in 2004 and (10) million in 2003)	(61)	12	26
Foreign currency translation adjustments	143	(23)	(127)
Additional minimum pension liability (net of income taxes of 5 million in 2005, 4 million in 2004 and 0 million in 2003)	(11)	(9)	(14)

Comprehensive income in accordance with U.S. GAAP	203	594	261

Accumulated other comprehensive income
Unrealized holding gains (net of income taxes of 0 million in 2005, 0 million in 2004 and 0 million in 2003)	1	40	—
Unrealized cash flow hedges (net of income taxes of 7 million in 2005, (12) million in 2004 and (10) million in 2003)	(23)	38	26
Foreign currency translation adjustments	(85)	(228)	(205)
Additional minimum pension liability (net of income taxes of 42 million in 2005, 37 million in 2004 and 33 million in 2003)	(84)	(73)	(64)

	(191)	(223)	(243)

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(m)    Classification Differences

Minority Interest

Under IFRS, minority interest is presented within total equity on the balance sheet and within profit on the income statement.

Under U.S. GAAP, minority interest is presented as a separate item on the balance sheet outside of equity and excluded from income within the income statement.

Consolidated Income Statement

Under IFRS, The Group classifies realized and unrealized gains and losses on foreign currency denominated transactions in sales, costs and expenses, and financial income and expenses, as appropriate. In accordance with U.S. GAAP, realized and unrealized gains and losses on foreign currency denominated transactions would be classified as a component of other income (expense), net.

The aggregate foreign currency exchange gains (losses) included in the income statement are as follows for the years ended December 31, 2005, 2004 and 2003:

	Year Ended December 31,
	2005	2004	2003
	(€ in millions)
Classification under IFRS:
Sales	28	(15)	(32)
Costs and expenses	4	2	(1)
Financial income and expenses	67	21	129

Classification under U.S. GAAP:
Other income (expense), net	99	8	96

Under IFRS, the Group applies hedge accounting for certain forward contracts (as explained in paragraph (g) above) that resulted in a gain included in net sales of €9 million, €7 million and €0 million for the years ended December 31, 2005, 2004 and 2003, respectively. Under U.S. GAAP, hedge accounting is not applied, and therefore, these amounts would be classified as financial income.

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

Under IFRS, the cancellation of treasury shares involves an increase in the share premium reserve account corresponding to the reduction in share capital for the nominal value of treasury shares cancelled. The treasury shares are reduced by the acquisition cost of cancelled treasury shares and a corresponding reduction is booked in retained earnings.

Under US GAAP, the accounting treatment for cancellation of treasury shares does not affect the share premium reserve. The reduction in retained earnings is offset in part by the reduction in share capital for the nominal value of treasury shares cancelled. The impact of this difference is a reduction in the share premium reserve amounting to €13 million in 2005.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

II.    Additional Disclosures

The following disclosures are included to comply with the U.S. GAAP and United States Securities and Exchange Commission’s regulations for foreign registrants. As indicated, certain disclosures are presented on an IFRS measurement basis.

(a)    Goodwill and Other Intangible Assets

The Group completed the annual impairment test required by FAS 142 as of September 30, 2005, 2004 and 2003, which resulted in no impairment charges.

The changes in the carrying amount of goodwill for the years ended December 31, 2005 and 2004 measured on a U.S. GAAP basis and allocated by reportable segment, are as follows:

	Magazine Paper	Newsprint	Fine & Speciality Paper	Converting Materials	Wood Products	Other Operations	Total
	(€ in millions)
Balance as of January 1, 2004	1,003	535	130	71	43	7	1,789
Acquisitions	—	—	—	1	3	—	4
Translation adjustments	(3)	—	(5)	(2)	—	—	(10)
Disposals	—	—	—	(3)	(2)	—	(5)
Decrease (see note 40.I(i))	(112)	(146)	—	—	—	—	(258)

Balance as of December 31, 2004	888	389	125	67	44	7	1,520

Balance as of January 1, 2005	888	389	125	67	44	7	1,520
Acquisition	—	—	—	—	—	3	3
Translation adjustments	87	1	13	10	(5)	(2)	104
Disposals	—	—	—	(58)	—	—	(58)

Balance as of December 31, 2005	975	390	138	19	39	8	1,569

The following disclosure relates to the Group’s other intangibles and has been prepared on a U.S. GAAP measurement basis:

	As of December 31, 2005		As of December 31, 2004
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(€ in millions)
Subject to amortization:
Customer relationships	118	43	118	33
Technology	112	84	112	62
Patents	43	14	41	11
Software	333	181	262	141
Intangible rights	223	146	213	140
Intangible pension asset	17	—	—	—

Total	846	468	746	387

Not subject to amortization:
Water rights	178	—	178	—
Emission rights	36	—	—	—

Total	1,060	468	924	387

Under U.S. GAAP, intangible assets include customer relationships and do not include advance payments or construction in progress.

Amortization expense:
For year ended December 31, 2005	90
Estimated amortization expense:
For year ended December 31, 2006	90
For year ended December 31, 2007	75
For year ended December 31, 2008	55
For year ended December 31, 2009	42
For year ended December 31, 2010	21

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(b)    Discontinued Operations

The Group applies FAS 144 and EITF 03-13 “Applying the Conditions in Paragraph 42 of FAS 144 in Determining Whether to Report Discontinued Operations.” These address financial accounting and reporting for the impairment or disposal of long-lived assets, as well as the reporting of discontinued operations. FAS 144 requires a component of an entity that either has been disposed of or is classified as held for sale to be reported as discontinued operations if (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the Group as a result of the disposal transaction; and (b) the Group will not have any significant continuing involvement in the operations of the component after the disposal transaction. A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment, a reporting unit, a subsidiary, or an asset group.

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

Loparex Group

As discussed in Note 5, the Group sold Loparex Group to Mountaintop Investments B.V. in August 31, 2005. Loparex is the world’s leading producer of siliconized release materials for hygiene products, labels and industrial applications. Loparex Group’s production plants are located in Finland, Great Britain, the Netherlands, the United States and China and a joint venture in India. Loparex Group was previously reported in the Converting segment. Under IFRS, the results from operations and sale of Loparex Group have been classified as part of income from continuing operations. Under U.S. GAAP, Loparex Group should be classified as a discontinued operation in the income statement. Net income and earnings per share under U.S. GAAP for prior years have been reclassified to reflect Loparex Group as a discontinued operation. The revenues associated with the discontinued operations prior to inter-company eliminations were €224 million, €336 million and €334 million for the years ended December 31, 2005, 2004 and 2003, respectively. The pretax result associated with the discontinued operations was a loss of €1 million the year ended December 31, 2005 and income of €14 million and €7 million for the years ended December 31, 2004 and 2003, respectively. As discussed in Note 5, the non-taxable gain on disposal associated with the discontinued operations was €26 million under IFRS for the year ended December 31, 2005. Under U.S. GAAP, this gain was €21 million, as the U.S. GAAP carrying value of Loparex is more than that of IFRS due to the differences in amortization of goodwill and employee benefits. For the years ended December 31, 2005, 2004 and 2003, the intercompany sales to Loparex Group consisted of €22 million, €43 million and €37 million, respectively. Intercompany purchases from Loparex Group were €6 million, €5 million and €3 million for the years ended December 31, 2005, 2004 and 2003, respectively. After the disposal, UPM will have minor involvement with Loparex Group as a paper and electricity supplier in the normal course of business.

Brooks Group Ltd

In August 2004, the Group sold the Irish building materials merchant, Brooks Group Limited, to Wolseley Group. Brooks Group is the leading builders’ merchant chain for wood based products in Ireland. Brooks Group was previously reported in the Wood Products reportable segment. Under IFRS, the results from operations and sale of Brooks Group have been classified as part of income from continuing operations. Under U.S. GAAP, Brooks Group should be classified as a discontinued operation in the statement of income. Net income and earnings per share under U.S. GAAP for prior years have been reclassified to reflect Brooks Group as a discontinued operation. The revenues associated with the discontinued operations were €143 million and €195 million for the years ended December 31, 2004 and 2003, respectively. The pretax income associated with the discontinued operations was €7 million and €9 million for the years ended December 31, 2004 and 2003, respectively. The nontaxable gain on disposal associated with the discontinued operations was €110 million for the year ended December 31, 2004. For the years ended December 31, 2004 and 2003, the intercompany sales to Brooks Group consisted of €8 million and €12 million, respectively. After the disposal, UPM will have minor involvement with Brooks Group as a supplier of wood products in the normal course of business.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Rosenlew

In August 2003, the Group sold its Rosenlew flexible intermediate bulk container operations to management and an international group of investors, of which the largest shareholder is 3i Group plc. Rosenlew’s production plants are located in Belgium, Finland, France, Portugal and in the U.S. Rosenlew was previously reported in the Other Operations reportable segment. Under IFRS, the results from operations and sale of Rosenlew have been classified as part of income from continuing operations. Under U.S. GAAP, Rosenlew should be classified as a discontinued operation in the statements of income. Net income and earnings per share under U.S. GAAP for prior years have been reclassified to reflect Rosenlew as a discontinued operation. The revenues associated with the discontinued operations were €18 million for the year ended December 31, 2003. The pretax income associated with the discontinued operations was €1 million for the year ended December 31, 2003. The loss on disposal, net of a tax benefit of €2 million, associated with the discontinued operations was €4 million for the year ended December 31, 2003. For the year ended December 31, 2003, there were no intercompany sales to Rosenlew.

The assets and liabilities associated with the discontinued operations included on the consolidated balance sheets at December 31, 2004 are as follows:

As of December 31, 2004
(€ in millions)
Assets
Cash and bank	1
Other financial assets	18
Accounts receivable	42
Other receivables	6
Inventory	46
Non-current assets	8
Tangible assets	80
Intangible assets	4

Total assets	205

Liabilities
Accounts payable	22
Accrued expenses and deferred income	19
Other current liabilities	49
Non-current liabilities	13

Total liabilities	103

(c)    Income Taxes

The Group’s profit before income taxes and minority interest under IFRS for the years ended December 31, 2005, 2004 and 2003 consists of the following:

	Year Ended December 31,
	2005	2004	2003
	(€ in millions)
Profit (loss) before income taxes and minority interest:
Domestic	369	773	544
Foreign	(112)	(217)	(119)

	257	556	425

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Group’s income tax expense under IFRS for the years ended December 31, 2005, 2004 and 2003 consists of the following:

	Year Ended December 31,
	2005	2004	2003
	(€ in millions)
Current:
Domestic	67	96	166
Foreign	24	22	20

	91	118	186
Deferred:
Domestic	3	(190)	(31)
Foreign	(48)	(342)	(42)

	(45)	(532)	(73)

Total income taxes	46	(414)	113

Current income tax expense is stated after the benefit arising from the utilization of loss carry-forwards amounting to €42 million, €20 million and €21 million in 2005, 2004 and 2003, respectively.

The tax effects of the temporary differences and carry-forwards that give rise to significant portions of the Group’s deferred tax liabilities and assets under IFRS as of December 31, 2005 and 2004 are as follows:

	As of December 31,
	2005	2004
	(€ in millions)
Deferred tax assets—current:
Retirement benefit and other provisions	22	16
Intercompany profit in inventory	14	15
Tax losses and tax credits carried forward	4	—

Total deferred tax assets—current	40	31
Deferred tax assets—non-current:
Retirement benefit and other provisions	86	74
Book over tax depreciation	215	134
Tax losses and tax credits carried forward	260	282
Finance leases	31	59

Total deferred tax assets—non-current	592	549

Valuation allowance	(54)	(39)

Total deferred tax assets	578	541

Deferred tax liabilities—current:
Fair valuation of available-for-sale investments and derivative financial instruments	9	(15)
Other temporary differences	(6)	(3)

Total deferred tax liabilities—current	3	(18)
Deferred tax liabilities—non-current:
Tax over book depreciation	(772)	(812)
Fair value adjustments of biological assets	(208)	(203)
Fair value adjustments of net assets acquired	(109)	(117)
Other temporary differences	(27)	(27)

Total deferred tax liabilities—non-current	(1,116)	(1,159)

Total deferred tax liabilities	(1,113)	(1,177)

Net deferred tax liability	(535)	(636)

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(d)    Associated Companies

The following table sets forth summarized unaudited financial information of Oy Metsä-Botnia Ab and Pohjolan Voima Oy on an aggregate basis under U.S. GAAP:

	As of December 31,
	2005	2004
	(€ in millions)
Balance sheet data
Current assets	569	627
Non-current assets	3,147	2,851
Current liabilities	561	331
Non-current liabilities	878	928
Minority interests	87	34

	Year Ended December 31,
	2005	2004	2003
	(€ in millions)
Profit and loss statement data
Net sales	1,481	1,629	1,560
Operating income	79	136	61
Cumulative effect of change in accounting principles	—	—	222
Net income	(5)	93	275

Dividends received from associated companies were €20 million, €33 million and €53 million for the years ended December 31, 2005, 2004 and 2003, respectively.

(e)    Other Accounting Policies and Disclosures

Available-For-Sale Investments

Proceeds from sales of available-for-sale investments were €284 million, €38 million and €181 million during the years ended December 31, 2005, 2004 and 2003, respectively. Gross gains of €90 million, primarily related to the sale of Metso Corporation shares, €1 million and €150 million and gross losses of nil, nil, and €1 million were realized on those sales during the years ended December 31, 2005, 2004 and 2003 respectively.

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

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(f)    New Accounting Standards

In December 2004, the FASB issued FASB Statement No. 123 (revised 2004), “Share-Based Payments” (“FAS 123R”). the statement requires the measurements and recognition of the cost of employee services received in exchange for an award of equity instruments based on fair value of the award at the grant-date. The cost is recognized over the period during which an employee is required to provide service in exchange for the award. The standard supersedes ABP 25, Accounting for Stock issued to Employees, and prohibits the use of the “intrinsic value” method of accounting for share-based payment transactions. During 2005, the FASB issued FSP FAS 123(R)-1, FSP FAS 123(R)-2 and FSP FAS 123(R)-3, which provide additional consideration for companies transitioning to FAS 123(R) and practical application guidance. The Group is currently estimating the impact of adopting FAS 123 R on the financial statements.

In May 2005, the FASB issued FASB Statement No. 154, “Accounting Changes and Error Corrections,” which replaces APB Opinion No. 20 “Accounting Changes,” and provides guidance on the accounting for and reporting of a change in accounting principles and corrections of errors. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Group elected to early adopt FAS 154 and as such has characterized the retrospective adoption of IFRS 2 and IAS 39(R) as a revision. The adoption of FAS 154 did not have a material impact on the Group’s financial position or results of operations.

In November 2005, the FASB issued FASB Staff Position (“FSP”) FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP FAS 115-1 and FAS 124-1”). FSP FAS 115-1 and FAS 124-1 address the determination as to when an impairment in equity securities (including cost method investments) and debt securities that can contractually be prepaid or otherwise settled in such a way that the investor would not recover substantially all of its cost should be deemed other-than-temporary. FSP FAS 115-1 and FAS 124-1 nullifies certain requirements under EITF Issue No. 03-01 “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” that required the investor to make an evidence-based judgment as to whether it has the ability and intent to hold an investment for a reasonable period of time sufficient for a forecasted recovery of fair value up to (or beyond) the cost of the investment in determining whether the impairment was other than temporary, and the measurement of the impairment loss. The guidance in FSP FAS 115-1 and FAS 124-1 is effective for reporting periods beginning after December 15, 2005. We do not believe the adoption of FSP FAS 115-1 and FAS 124-1 will have a material impact on our financial position, results of operations or cash flows.