Form 20-F
period 2006-12-31
UPM KYMMENE CORP
filed 2007-03-15
CIK 1089642

QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on March 15, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-14932

UPM-Kymmene Corporation
(Exact name of Registrant as specified in its charter)

The Republic of Finland
(Jurisdiction of incorporation or organization)

Eteläesplanadi 2
FI-00130 Helsinki
Finland
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class: Ordinary shares, with no nominal value, represented by American Depositary Shares	Name of each exchange on which registered: New York Stock Exchange, Inc.

Securities registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Number of ordinary shares outstanding on December 31, 2006:

523,259,430

        Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒    No ☐

        If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐    No ☒

        Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒    No ☐

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒        Accelerated filer ☐        Non-accelerated filer ☐

        Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐    Item 18 ☒

        If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐    No ☒

i

	Cost Structure	45
	Recent Developments	45
	Currency Fluctuations	47
	Finnish Corporate Tax Rate	47
	Changes in International Financial Reporting Standards (IFRS)	47
	New U.S. GAAP Pronouncements	49
	Results of Operations	50
	Liquidity and Capital Resources	61
	Off-Balance Sheet Arrangements	63
	Contractual Obligations and Other Commitments	63
	Research and Development	63
	Capital Expenditures	65
	Inflation	66
Item 6.	Directors, Senior Management and Employees	66
	Board of Directors	67
	Executive Team	70
	Compensation of Directors and Officers	74
	Board Practices	76
	Home Country Practices	78
	Employees	79
	Share Ownership	81
Item 7.	Major Shareholders and Related Party Transactions	82
	Major Shareholders	82
	Related Party Transactions	83
Item 8.	Financial Information	84
	Consolidated Financial Statements	84
	Other Financial Information	84
	Significant Changes	86
Item 9.	The Offer and Listing	87
	Nature of Trading Markets	87
	Trading and Settlement on the Helsinki Stock Exchange	88
	Regulation of the Finnish Securities Market	89
	The Finnish Book-Entry Securities System	90
Item 10.	Additional Information	91
	Memorandum and Articles of Association	91
	Material Contracts	94
	Exchange Controls	94
	Taxation	94
	Documents on Display	100
Item 11.	Quantitative and Qualitative Disclosures about Market Risk	101

INTRODUCTION

        In this annual report, "UPM," the "Company," the "Group," "we," "us" and "our" refer to UPM-Kymmene Corporation or UPM-Kymmene Corporation and its consolidated subsidiaries, as the context may require. We are incorporated as a stock corporation organized under the laws of the Republic of Finland.

FINANCIAL AND OTHER INFORMATION

        We produce our financial statements in accordance with International Financial Reporting Standards, as adopted by the European Union ("IFRS"), which vary in certain respects from U.S. generally accepted accounting principles ("U.S. GAAP"). Reconciliation of certain amounts to U.S. GAAP is set forth in Note 40 of the notes to the consolidated financial statements included elsewhere in this annual report.

        Our IFRS accounts, audited in accordance with Finnish Standards on Auditing for statutory purposes, were approved by our Board of Directors on February 1, 2007 and will be presented for approval by our shareholders in the annual general meeting of the shareholders scheduled to be held on March 27, 2007.

        Except as otherwise indicated, information regarding sale for each of our divisions, as presented herein, include inter-divisional sales.

        Certain financial terms and indicators used throughout this annual report on Form 20-F are calculated by the Company as follows:

  •
  "Return on capital employed" or "ROCE" for the Group is calculated by multiplying (i) 100 by (ii) (a) the profit before tax plus interest expenses and other financial expenses, divided by (b) the balance sheet total minus non-interest-bearing liabilities (average).

  •
  "Return on capital employed" for the operating divisions of the Group is calculated by multiplying (i) 100 by (ii) (a) operating profit, divided by (b) non-current assets plus stocks (inventories) and trade receivables, minus trade payables (average).

        References in this annual report to "European Union countries" are to the following 25 member states of the European Union (the "EU"): Austria, Belgium, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, The Netherlands, Poland, Portugal, Slovakia, Slovenia, Spain, Sweden and the United Kingdom, and, as from January 1, 2007, also to Bulgaria and Romania. However, for any financial or statistical information for periods prior to May 1, 2004 references to "European Union countries" are to the following 15 EU member states that comprised the European Union prior to such date: Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal, Spain, Sweden and the United Kingdom. References in this annual report to "North America" are to Canada and the United States.

        We have derived certain information contained in this annual report concerning European demand and prices for printing papers from reports prepared by Confederation of European Paper Industries Print ("CEPIPRINT") and Confederation of European Paper Industries Fine ("CEPIFINE"). Beginning from 2004, the data reported by these organizations for the European market has included the 25 European Union countries as from May 1, 2004, together with an additional group of 26 European countries, which comprise mainly Eastern European countries and autonomous states. Prior to 2004, the data reported by CEPIPRINT and CEPIFINE for the European market focused solely on a group of Western European countries, which was more limited in scope than the current reporting market. Neither organization has made available information for the revised definition of the European market for periods prior to 2004. Accordingly, the European demand and pricing information for the year 2004 and onwards provided in this annual report refers to the revised definition of the European market and for periods prior to 2004 to the previous definition of Western Europe.

        All references herein to tons are to metric tons, which are equal to 1,000 kilograms.

U.S. DOLLAR PRESENTATION

        We have published our consolidated financial statements in euro for periods beginning on or after January 1, 1999. References to "Euro," "euro" or "€" are to the common currency of the European Union's Economic and Monetary Union or EMU.

        Solely for the reader's convenience, this annual report presents translations of certain euro amounts into U.S. dollars ("U.S. dollars," "U.S.$" or "$") at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") of €1.00 = U.S.$1.3197 (U.S.$1.00 = €0.7577) in effect on December 29, 2006, the last trading day in that year. On March 9, 2007, the rate was €1.00 = U.S.$1.3118 (U.S.$1.00 = €0.7623). You should not consider these translations as representations that the euro amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at any other rate. For historical information concerning the euro to dollar exchange rate from January 1, 2002 to a recent date see "Item 3. Key Information—Exchange Rates."

FORWARD-LOOKING STATEMENTS

        Certain statements in this annual report, including but not limited to certain statements set forth under the captions "Item 3. Key Information," "Item 4. Information on the Company," "Item 5. Operating and Financial Review and Prospects," "Item 8. Financial Information" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk," are based upon the beliefs of management as well as assumptions made by and information currently available to management and such statements may constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Potential investors should note that many factors, some of which are discussed elsewhere in this annual report, could affect our future operations and future financial results and could cause future operations and future financial results to differ materially from those expressed in such forward-looking statements. Such factors include, among others: (i) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by our targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by our patents and other intellectual property rights, the availability of capital on acceptable terms, (ii) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for our products and the pricing pressures thereto, financial condition of our customers and competitors, the potential introduction of competing products and technologies by the competitors and (iii) general economic conditions, such as rates of economic growth in our principal geographic markets or fluctuations in exchange and interest rates and various other factors, including those described in "Item 3. Key Information—Risk Factors" and elsewhere in this annual report and in other filings that we make with the U.S. Securities and Exchange Commission (the "Commission"). Should one or more of these factors materialize, or should any assumptions of our management underlying such forward-looking statements prove to be incorrect, our actual financial condition or results of operations and prospects could differ materially from those described herein as anticipated, believed, estimated or expected. We do not intend or assume any obligation to update our forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

v

GLOSSARY

        The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in this annual report.

Coated fine paper	Also known as coated woodfree paper. Coated fine paper is used for demanding printing applications. The amount of coating and gloss of the paper is determined by the end-use. Top quality coated fine papers are called art printing papers and due to excellent printability are used for art books, brochures, annual reports and other similar purposes. Other papers, with a lighter coating, are used for brochures, books, magazines, catalogues and other similar purposes.
Coated paper	Paper which has been coated on one or both sides with a mix of clay or carbonates and latex to create a high-quality printing surface.
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
Kraft paper	High-strength packaging paper made of softwood pulp, which has the longest fibers. Kraft paper is used primarily in carrier bags, pouches and wrappings.
Label paper	Face and base papers suitable for pressure-sensitive labels. Face papers have distinct printing properties and base papers have siliconizing and tear-off properties.
Magazine paper	Paper used in magazines, catalogues, brochures, direct mail advertising and similar printed material.
MFS
Also known as improved newsprint. Uncoated, machine-calendered speciality paper, containing mechanical pulp and recycled fiber as raw material. MFS is suitable for newspaper inserts, newspapers, magazines, books and directories.
MG paper	Machine-glazed paper. Paper made smooth and glossy on one side by drying on a heated, polished metal cylinder, which forms part of the drying section of the machine.
Newsprint
Uncoated paper manufactured mainly from mechanical pulp or recycled paper and used for newspapers and directories. Newsprint has low basis weight and is mainly used for printing newspapers, but it is also used for printing magazines and advertising publications, which do not require high-quality printing and good color reproduction.
Non-impact printing	A method of printing involving electrophotographic and ink jet printing. In this method, the printing element does not make contact with the paper.
PM	PM, or paper machine, is a term used when referring to individual paper manufacturing units within a paper mill.
Pressure-sensitive label stock
Face and base materials laminated together for manufacturers of price and product labels, as well as labels used in automatic data processing. Pressure-sensitive label stock is also known as self-adhesive label stock.
Printing paper	Papers used in the graphic industry and for photocopying. Printing papers may be coated or uncoated magazine paper, newsprint and fine paper.
Publication papers	Papers used in publications such as newspapers, catalogues, magazines and advertising materials.

Pulp	Generic name for wood or plant based fiber masses used as raw material in papermaking.
Chemical pulp	Generic name for wood or plant based fibers separated from each other by "cooking" wood chips or plants in hot alkaline or acidic solutions of various chemicals.
Mechanical pulp	Generic name for wood or plant based fibers separated from each other mechanically.
Softwood pulp	Pulp obtained from coniferous trees, which have the advantage of long fibers, which enhance the strength of the paper.
RFID	RFID, or radio-frequency identification, is a technology that incorporates the use of radio waves to uniquely identify an object. A typical RFID system consists of a tag, a reader and a host system.
Recovered paper	Paper and board recovered for secondary use.
Recycled fiber	Fiber extracted from recovered paper.
Release paper	In pressure-sensitive labelstock, the back page of a label that is removed and discarded.
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
Woodfree, free sheet or fine paper	See "Fine paper" above.

PART I

Item 1.    Identity of Directors, Senior Management and Advisors

        Not applicable.

Item 2.    Offer Statistics and Expected Timetable

        Not applicable.

Item 3.    Key Information

Selected Financial Data

        The following table presents selected consolidated financial data as of and for each of the five years ended December 31, 2006, under IFRS and under U.S. GAAP. The selected consolidated financial data presented below are derived from our audited consolidated financial statements for these periods and should be read in conjunction with these financial statements and the related notes thereto. Our audited consolidated financial statements as of December 31, 2006 and 2005 and for each of the three years ended December 31, 2006 and the related notes are included elsewhere in this annual report.

        We have published our consolidated financial statements in euro for periods beginning on or after January 1, 1999. Solely for your convenience, we have included in the following table U.S. dollar amounts for the year ended December 31, 2006 which we have obtained by converting amounts in euro at the rate of €1.00 = U.S.$1.3197 (U.S.$1.00 = €0.7577), the Noon Buying Rate for the euro in effect on December 29, 2006, the last trading day in that year. On March 9, 2007, the Noon Buying Rate for the euro was €1.00 = U.S.$1.3118 (U.S.$1.00 = €0.7623).

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

	As of and for the year ended December 31,(1)
	2006	2006	2005 (As Revised)	2004 (As Revised)	2003	2002
	(U.S.$)	(€)	(€)	(€)	(€)	(€)
	(In millions, except per share data)
INCOME STATEMENT DATA
Amounts in accordance with IFRS
Sales	13,226	10,022	9,348	9,820	9,787	10,417
Operating profit	707	536	318	685	368	861
Profit before tax	484	367	257	556	425	710
Net income	446	338	211	970	312	500
Amounts in accordance with U.S. GAAP
Net income from continuing operations	560	424	153	449	400	597
Net income	560	424	171	574	473	628

BALANCE SHEET DATA
Amounts in accordance with IFRS
Total assets	19,095	14,469	15,541	15,877	16,591	17,624
Current liabilities	3,180	2,410	2,348	2,249	2,240	2,283
Non-current liabilities	6,295	4,770	5,845	5,966	7,322	8,104
Minority interest	24	18	21	26	32	33
Share capital	1,175	890	890	891	890	442
Equity attributable to equity holders of the parent	9,596	7,271	7,327	7,636	6,997	7,204
Amounts in accordance with U.S. GAAP
Total assets	19,295	14,621	15,770	15,959	16,853	17,594
Current liabilities	3,180	2,410	2,348	2,247	2,391	2,209
Non-current liabilities	6,653	5,041	6,160	6,210	7,192	8,024
Minority interest	24	18	21	26	32	33
Share capital	1,175	890	890	891	890	442
Shareholders' equity	9,438	7,152	7,241	7,476	7,238	7,328
OTHER DATA
Amounts in accordance with IFRS
Net cash provided by operating activities	1,603	1,215	853	997	1,258	1,418
Net cash used in investing activities	(414)	(314)	(158)	(446)	(373)	(441)
Net cash used in financing activities	(1,255)	(951)	(588)	(710)	(964)	(1,032)
Capital expenditures	922	699	749	686	720	620
Earnings per share	0.86	0.65	0.41	1.85	0.60	0.96
Diluted earnings per share	0.86	0.65	0.41	1.84	0.60	0.96
Dividends per share(2)	0.98	0.75	0.75	0.75	0.75	0.75
Amounts in accordance with U.S. GAAP
Basic earnings per share	1.07	0.81	0.33	1.10	0.90	1.21
Basic earnings from continuing operations per share	1.07	0.81	0.29	0.86	0.76	1.15
Diluted earnings per share	1.07	0.81	0.33	1.09	0.90	1.20
Diluted earnings from continuing operations per share	1.07	0.81	0.29	0.85	0.76	1.14
Weighted average number of shares
Basic number of shares (1,000's)	523,220	523,220	522,029	523,641	523,130	518,935
Diluted number of shares (1,000's)	526,041	526,041	523,652	526,247	524,254	525,782

(1)
Financial data for 2005 and 2004 have been revised to include the share of results of associated companies and joint ventures related to business operations in the operating profit.

(2)
In conformity with the exchange rate set forth in "—Dividends" below, the dividend amount for 2006 was translated into U.S. dollars at the Noon Buying Rate of €1.00 = U.S.$1.3118 in effect on March 9, 2007. It is anticipated that the dividend for the year 2006 will be paid on April 10, 2007.

Dividends

        Our current dividend policy is to declare and pay dividends based upon, and in relation to, profits, with a dividend averaging over one-third of the profits for the financial year as our target dividend pay-out ratio. The aim is to provide shareholders with a steady, growing annual dividend. The timing and amount of future dividend payments, if any, will depend on our future earnings, financial condition (including our capital requirements), future earnings prospects and other factors deemed relevant by our Board of Directors.

        The following table sets forth the dividends per share paid in respect of the five most recent financial years and their corresponding U.S. dollar values:

	€	U.S.$(1)
2002	0.75	0.82
2003	0.75	0.90
2004	0.75	0.97
2005	0.75	0.90
2006	0.75	0.98

(1)
The dividend for year 2006 is scheduled to be paid on April 10, 2007. This dividend amount has been translated into U.S. dollars at the Noon Buying Rate in effect on March 9, 2007. The dividend amounts for years 2005, 2004, 2003 and 2002 were declared in euro and translated into U.S. dollars at the respective Noon Buying Rates in effect on the dates of payment of such dividends.

        Under the Finnish Companies Act and general corporate practice, dividends on the shares of a Finnish company are generally only paid annually after shareholder approval of both the company's results and the amount of the dividend proposed by its board of directors. In accordance with the Finnish Companies Act, payment of dividends may also be based on audited financial statements for a period subsequent to the previous financial year, provided these financial statements and the payment of such dividends have been approved by the general meeting of shareholders. Accordingly, our payment of each annual or any other dividend in respect of our shares will require the approval of the holders of a majority of votes carried by the shares represented at the general meeting of shareholders. Under Finnish law, the amount of any dividend is limited to the Company's distributable funds, on a non-consolidated basis, available according to the Company's latest audited financial statements approved by the general meeting of shareholders. Any distribution of funds is prohibited if it is known or it should be known at the time of making such decision that the company is insolvent or such distribution would cause the company to become insolvent. As of December 31, 2006, the Company's distributable funds were €3,325 million (U.S.$4,388 million).

        Dividends paid to holders of the shares (in the form of shares and American depositary shares, or ADSs), who are non-residents of Finland, will generally be subject to Finnish withholding tax at a rate of 28%. Such shareholders may, however, be subject to a lower withholding tax rate where there is a double taxation treaty with Finland that contains appropriate provisions. The current convention between the Government of the United States of America and the Government of the Republic of Finland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and on Capital limits the Finnish withholding tax on dividends to 15%. See "Item 10. Additional Information—Taxation—Finnish Taxation."

Exchange Rates

        The first table below sets forth, for the periods and dates indicated, the average, high, low and period-end Noon Buying Rates for the euro expressed in euro per U.S. dollar. The second table below sets forth, for the dates indicated, the average, high, low and period-end Noon Buying Rates for the U.S. dollar expressed in U.S. dollars per euro. The average rates set forth in both tables below are the average of the Noon Buying Rates on the last business day of each month during the relevant period. We make no representation that euro could have been converted into U.S. dollars at the rates indicated or at any other rate for such periods or at such dates.

        The following table sets forth information concerning the Noon Buying Rates expressed in euro per U.S. dollar for the periods and dates indicated.

Euro per U.S. Dollar

	Average	High	Low	Period-End
Year
2002	1.0532	1.1636	0.9537	0.9537
2003	0.8763	0.9652	0.7938	0.7938
2004	0.8014	0.8474	0.7339	0.7387
2005	0.8065	0.8571	0.7421	0.8445
2006	0.7898	0.8432	0.7504	0.7577
2007 (through March 9)	0.7625	0.7750	0.7549	0.7623
	High	Low
2006
September	0.7906	0.7792
October	0.7999	0.7829
November	0.7871	0.7541
December	0.7649	0.7504
2007
January	0.7750	0.7527
February	0.7732	0.7549
March (through March 9)	0.7637	0.7623

        The following table sets forth information concerning the Noon Buying Rates expressed in U.S. dollars per euro for the periods and dates indicated.

U.S. Dollars per Euro

	Average	High	Low	Period-End
Year
2002	0.9495	1.0485	0.8594	1.0485
2003	1.1411	1.2597	1.0361	1.2597
2004	1.2478	1.3625	1.1801	1.3538
2005	1.2400	1.3476	1.1667	1.1842
2006	1.2661	1.3327	1.1860	1.3197
2007 (through March 9)	1.3115	1.3246	1.2904	1.3118
	High	Low
2006
September	1.2833	1.2648
October	1.2773	1.2502
November	1.3261	1.2705
December	1.3327	1.3073
2007
January	1.3286	1.2904
February	1.3246	1.2933
March (through March 9)	1.3118	1.3094

        Our shares trade on the Helsinki Stock Exchange and our ADSs trade on the New York Stock Exchange. Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of the euro quotation of the shares on the Helsinki Stock Exchange and, as a result, are likely to affect the market price of the ADSs on the New York Stock Exchange. We declare any cash dividends in euro and exchange rate fluctuations will affect the U.S. dollar amounts received on conversion of cash dividends on the shares represented by ADSs.

        For a discussion of the effects of exchange rate movements on our operations and our risk management policies, see "Item 5. Operating and Financial Review and Prospects—Currency Fluctuations" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Exposure."

Risk Factors

        Set forth below is a description of certain factors that may affect our results of operations or financial condition or investments in our shares or ADSs from time to time. The risks have been classified as (i) strategic risks, (ii) operational risks, (iii) financial risks and (iv) hazard risks.

(i)    Strategic risks

We face significant competition from multinational and local competitors, who may offer our customers competing products with more attractive prices.

        The paper and forest products markets in which we operate are highly competitive. We have, from time to time, experienced price pressures from competitors in our main business areas and geographic markets and we have experienced particularly large fluctuations in operating margins due to this competitive environment. We principally compete with a number of large multinational paper and forest products companies as well as with numerous regional or more specialized competitors. There can be no assurance that we will have sufficient financial resources to respond to these competitive pressures and to continue to make investments in our manufacturing facilities or in product development at the same level as in previous years. A failure to do so could have a material adverse impact on our competitive position.

Shifts in consumer preferences, including the trend toward a greater use of computers and electronic media, can materially affect the demand for our products and our financial results.

        Over the last several decades, consumer expectations with respect to paper used for such items as books, catalogues, magazines, newspapers, advertising and direct mail literature, packaging and label materials and other similar uses have become both more demanding and more diverse as advances in technology have allowed paper manufacturers to produce a greater variety and higher quality of paper at a lower cost. The trend towards a greater use of computers and electronic media may have an effect on consumption patterns for paper in the future. In addition, as consumers have become more environmentally conscious, consumer preferences have also shifted towards paper products, which contain a proportion of recycled fiber. Our ability to continue to meet the shifting demands of consumers in the paper market depends upon a variety of factors, including our ability to foresee and/or identify changes in consumer preferences, the technical capabilities of our manufacturing facilities, the speed of, and the costs associated with, the shifting of production at such facilities and the success of our various research and development programs. There can be no assurance that we will be able to successfully adapt to future changes in consumer demands or that such changes will not have a material adverse impact on our business, financial condition or results of operations.

Our competitiveness may be negatively affected to the extent we are unable to enter into successful mergers and acquisitions or to integrate and manage acquired operations.

        The paper and forest products industry has in the past experienced and may continue to experience further consolidation, driven, in part, by a desire to achieve economies of scale and synergies. We may seek growth through acquisitions or mergers to stay competitive or to enter into new areas of operation. Such acquisitions may not be available to us, or may not be available at the times or on terms acceptable to us. In addition, the mergers and acquisitions which we might enter into or make could involve certain risks, including those concerning our ability to successfully integrate and manage acquired operations and personnel, as well as to successfully achieve the economies of scale or synergies sought. The integration of acquired businesses may also lead to a possible deterioration of our financial condition, a loss of key employees of the acquired companies or a diversion of management attention away from other ongoing business concerns. If valuation premises in the case of a merger or acquisition prove to be incorrect, for example, in the case of demand and product pricing, we may be required to record material impairment charges in future periods.

We cannot be certain that our existing product and geographical diversification will ensure adequate returns in the future.

        We seek to generate profits through managing a balanced product portfolio and maintaining a diversified geographical presence. Although we believe that our current product portfolio and geographic diversification is rather appropriately balanced, changes in consumer behavior may affect demand for our main products in our major markets and there can be no assurance that our current product portfolio and geographical diversification will be best-suited for successful business operations and ensure adequate returns in the future.

Although our customer base is numerous and diverse, the loss of one or a group of major customers could have an adverse impact on our business.

        We sell a significant portion of our products to several major customers, including certain significant printing houses and merchant distributors, which resell our products. Although we are not dependent on any specific customer or group of customers, the loss of one or more of our major customers, if not replaced on similar terms, could have a material adverse effect on our business, financial condition or results of operations. Our ten largest customers accounted for approximately 15% of our sales in 2006 and our largest customer accounted for approximately 3%. In addition, each of our divisions and business units have major customers that, although not necessarily material to our Group as a whole, are important to the operations of such divisions and business units.

We are subject to significant environmental regulations.

        We are subject to various environmental laws and regulations in the jurisdictions in which we operate, governing, among other things, wood procurement, use of recycled material and different forms of production discharges and emissions. We have made substantial investments in environmental management covering areas such as wood procurement, use of recycled material, emissions into air, water discharges and use of energy. We are currently not involved in any major legal proceedings concerning environmental matters that could reasonably be expected to have a material adverse impact on our business, financial condition or results of operations, nor is management aware of any claims or potential liability concerning environmental matters that could reasonably be expected to have a material adverse impact on our business, financial condition or results of operations. However, the risk of substantial environmental costs and liabilities is inherent in industrial operations, including the paper and forest products industry, and there can be no assurance that significant costs and liabilities will not be incurred in the future or that the adoption of increasingly strict environmental laws, regulations and enforcement policies could not result in substantially increased costs and liabilities in the future.

Our operations in emerging market countries where we operate could be adversely affected by unexpected political, economic or legal developments.

        We have manufacturing operations in certain emerging market countries, including, among other such countries, China and Russia. The political, economic and legal systems in these countries may be less predictable than in countries with more established and sustained institutional structures. Political or economic upheaval and changes in laws may have a material adverse effect on our operations in these countries and, in turn, the amount of income from, and the value of, the investments we have made in relation to our operations in such countries. Our investment or procurement activities in these countries may also be subject to other risks and uncertainties, such as unfavorable taxation treatment, exchange controls, inflation, currency fluctuations and nationalization. Emerging markets represented approximately 16% of our sales of €10.0 billion in 2006.

(ii)   Operational risks

Our financial performance is influenced by the cyclicality of the markets and pricing fluctuations for paper and forest products.

        The markets for paper and forest products are cyclical, being characterized by periods of imbalance between supply and demand. The general economic conditions of the major economic regions are the primary determinants of the demand for paper and forest products, as demand and consumption generally correlate with overall economic activity. Prices of paper and forest products can fluctuate significantly when supply and demand become imbalanced. These demand-supply imbalances may also be caused by inventory build-up and reduction and not necessarily by changes in end-consumption. During periods of weaker economic growth, the capacity build-up can cause oversupply in the market and lower prices. Similarly, strong economic growth in main market areas can lead to paper shortages and result in significant price increases. In particular, the price of pulp, which is a raw material used by some of our divisions and is also produced by us, has fluctuated significantly, while our principal product groups have experienced somewhat lesser price fluctuations. In addition, many of our products are sold in markets with established regional or world market prices, which fluctuate as a result of supply and demand imbalances. There can be no assurance that current price levels for our products will be maintained, that any additional price increases will be achieved or that the industry will not add new capacity, thereby potentially causing an imbalance between supply and demand.

We rely on third-party suppliers for significant amounts of our raw materials. Disruptions in our supply chain and fluctuations in the prices of these materials could materially affect our business.

        In 2006, we relied on third-party suppliers for more than 85% of our wood requirements and approximately 30% of our electric power needs. Other production inputs, such as chemicals, fillers and recovered paper are solely purchased from third-party suppliers. In the event of a significant interruption or limitation in the supply of these production inputs from our current suppliers, we would seek to obtain them from other sources. However, there can be no assurance that we would be able to do so without an adverse impact on our manufacturing operations, such as an interruption or downscaling of production or change in the product mix, or increased costs. This could, in turn, have a material adverse effect on our business, financial condition or results of operations.

Our ability to implement our strategies depends on our ability to recruit and retain skilled employees.

        To meet the challenges of sustained growth and improving the efficiency of our operations, we must continue to recruit and retain skilled employees. We are continuously evaluating our recruiting, compensation and career development policies and taking measures to attract and retain skilled personnel. However, there can be no assurance that we will not encounter shortages of sufficient numbers of appropriately skilled personnel in the future. Such shortages could have a negative effect on our business operations.

We cannot be certain that our internal control measures will ensure that we implement and maintain adequate controls over our financial reporting processes.

        Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent and detect fraud. If we cannot provide reliable financial reports or prevent fraud, our financial results could be negatively affected. Inadequate internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the market price of our shares and other securities.

We and certain of our subsidiaries are the subjects of investigation by antitrust authorities in various parts of the world, and named as defendants in civil litigation in the United States concerning allegedly anti-competitive conduct.

        In 2003, UPM directed its outside counsel to conduct an internal investigation of UPM's and its subsidiaries' compliance with competition laws in the United States and other jurisdictions where the companies conduct business. Following this internal investigation, UPM decided to approach competition law authorities in the European Union, the United States and Canada, and, subsequently, in certain other countries, to disclose any conduct that did not comport with applicable competition laws, and to strengthen its competition law compliance programs. UPM has created an EU Competition Law Compliance Manual and has initiated a comprehensive competition law training program for all its employees.

        The competition authorities have continued their investigations into alleged antitrust activities with respect to various products of UPM. The U.S. Department of Justice, the relevant authorities of the European Union and the authorities in several of its member states, Canada and certain other countries, have informed UPM that it has received conditional full immunity with respect to certain conduct disclosed to the authorities.

        During 2006, the investigations of the U.S. labelstock industry and European fine paper, newsprint, magazine paper, label paper and self-adhesive labelstock markets were closed by the U.S. Department of Justice and the European Commission competition authority. In addition, in December 2006, the Finnish Competition Authority decided not to propose a fine to us in connection with its investigation of raw wood procurement in Finland.

        UPM and its subsidiary, UPM Raflatac Inc., along with certain labelstock manufacturers, have been named as defendants in a number of class-action lawsuits filed in U.S. District Courts by the Company's customers and in state courts by customers of the Company's customers. These lawsuits allege that the defendants violated federal and/or state antitrust laws by conspiring with one another to fix the prices of and allocate the markets for labelstock products. The complaints seek treble or punitive damages for alleged overcharges resulting from the purported conspiracy.

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

        In the aggregate, these matters may implicate or result in substantial adverse publicity, penalties and damages. It is possible that any ultimate liability could be material to UPM's financial position, results of operations and cash flow. At this time, however, and in light of our cooperation with the authorities, and due to the considerable uncertainties associated with these matters, it is not possible for us to estimate any potential liability. We will continue to consider the need to establish loss provisions in light of future developments.

(iii) Financial risks

Our exposure to fluctuations in exchange rates and interest rates can have a significant effect on our financial results.

        As a consequence of the global nature of our business, we are exposed to risks associated with changes in exchange rates, which may have an adverse effect on our business, financial condition or results of operations. Currency risk exposure primarily affects our export operations to the extent our sales are denominated in currencies other than those in which manufacturing costs are incurred (e.g., non-euro denominated sales by our operations based in the EU member states participating in the EMU or U.S. dollar-denominated sales by our Canadian operations). In general, the introduction of the euro has reduced our exposure to such currency risk. Nevertheless, a significant portion of our sales are denominated in currencies (consisting primarily of the U.S. dollar and the British pound sterling) other than the euro.

        In addition, our reported earnings may be affected by fluctuations between the euro and the non-euro currencies in which our various foreign subsidiaries report their results of operations when such results of operations are translated back into euro. To manage exposure to such exchange rate fluctuations, we closely monitor our exposure to currency risks and seek to hedge such risks using certain financial instruments, including forward foreign exchange agreements and currency swaps. There can be no assurance, however, that currency exchange rate fluctuations between the euro and other currencies, such as the U.S. dollar or the British pound sterling, will not have a material adverse effect on our business, financial condition or results of operations in the future. Further, changes in interest rates may have a considerable impact on the values of our assets (biological assets for example), which are valued on a discounted cash flow model. See "Item 5. Sensitivity Analysis" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk."

Adverse economic conditions in the markets we serve may increase the likelihood of payment defaults by our customers and adversely affect our financial condition or results of operations.

        We face the risk of nonpayment or nonperformance by our customers in connection with the sale of our products. In particular continued weakness in the general economic environment may result in increased defaults by customers and increased losses. We have various programs in place to monitor and mitigate customer credit risk and we have insurance policies covering most of our trade receivables.

(iv)  Hazard risks

Although we maintain extensive insurance coverage for our operations, various events, such as natural catastrophes or sabotage, could adversely affect our financial condition or results of operations.

        We operate a significant number of manufacturing facilities all over the world, most of which we own. We are also the largest private owner of forestland in Finland. We currently have in place a program consisting of a number of different insurance policies that cover property damage and losses due to the interruption of any of our businesses, subject to applicable terms and conditions of our insurance policies. Management believes that this coverage is adequate to cover risks resulting from possible damage to our property or the interruption of any of our business operations. However, there can be no assurance that our insurance program would be sufficient to cover potential catastrophes, such as war, terrorism or natural disasters.

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

Development of the Company

        On April 30, 1996, UPM-Kymmene Corporation was incorporated in the Republic of Finland as a result of the merger of two companies, Kymmene Corporation ("Kymmene") and Repola Ltd ("Repola"), which were also incorporated in Finland. Prior to the merger, United Paper Mills Ltd ("United Paper Mills") had been a paper and forest products subsidiary of Repola.

        Kymmene's origins date back to 1872. Kymmene made its first international acquisition in 1932. In the 1960s and 1970s, Kymmene expanded its operations into Germany through the construction of a new fine paper mill, Nordland Papier GmbH, and into France through the acquisition of a French paper producer Papeteries Boucher S.A.. In 1986, Kymmene merged with Oy Kaukas Ab of Finland and from that time was able to use the pulp producing capacity of Oy Kaukas Ab to enhance Kymmene's vertical integration in the forest products industry. In 1987, Kymmene built a new light-weight coated paper mill in Irvine, Scotland, establishing Caledonian Paper plc ("Caledonian"). In 1988, Kymmene acquired Oy Wilh. Schauman Ab, a major producer of pulp, panels, packaging materials and sawn goods in Finland. In 1990, Kymmene enhanced its position in the European paper market with the acquisition of the French newsprint producer Chapelle Darblay S.A. ("Chapelle Darblay").

        The predecessor companies of Repola were founded in the late nineteenth century. In 1920, the ownership of three paper mills was consolidated to form United Paper Mills. During the decades that followed, United Paper Mills expanded its operations, reaching new markets throughout Europe. In the 1980s, United Paper Mills acquired the Stracel S.A. ("Stracel") pulp mill in Strasbourg, France, built a greenfield paper mill in Shotton, Wales, and constructed a newsprint plant at Stracel's mill site. In 1989 Kajaani Oy's paper mill in Finland was consolidated into the group. In 1990, United Paper Mills merged with the forest products and engineering group Rauma-Repola Oy to form the international forest products and engineering group Repola. All engineering operations of the merged companies were combined to form Rauma Corporation and their forest industry operations were combined within United Paper Mills. Both Rauma Corporation and United Paper Mills were then established as wholly- owned subsidiaries of Repola. In May 1997, Rauma Corporation became an affiliated company following a share sale and dividend payment in the form of Rauma Corporation's shares, as part of our strategy to focus on forest industry operations. In 1999, Rauma Corporation merged with Valmet Corporation, a Finnish engineering company, to form Metso Corporation ("Metso"), giving us a shareholding of approximately 15% in the new company. In March 2005, we sold our remaining shareholding of 14.6% in Metso for net proceeds of €282 million thereby completing our exit from the engineering business.

        As part of our strategy to expand in areas where we are, or have the capacity to be, an industry leader, we acquired, in October 1997, Blandin Paper Company ("Blandin") in the United States and, in October, 2000, Repap Enterprises, Inc. ("Repap") in Canada, which made us one of the three largest suppliers of magazine paper in North America. Subsequent to the acquisition, Repap's main operating subsidiary, Repap New Brunswick Inc., changed its name to UPM-Kymmene Miramichi Inc. ("Miramichi"). In March 1998, we acquired a 49% interest in a paper mill project at Changshu near Shanghai in China. In August 2000, we acquired the remaining 51% of the Changshu mill, providing us with a significant presence in fine paper manufacturing in China, a presence which was further strengthened by the commissioning of a new fine paper machine at this mill in mid-2005. In November 2001, we completed the largest acquisition of our company history, when we purchased four of the six paper mills of the German G. Haindl'sche Papierfabriken KGaA ("Haindl") for a total enterprise value of €2,690 million. This acquisition added 1.9 million tons of competitive annual publication paper capacity and strengthened our position as the leading magazine paper producer in the world and as one of the leading producers of newsprint in Europe. Since the formation of the Company, the aim has been to further focus on chosen core paper converting and wood products businesses. Hence, selected divestments have also taken place, including the divestments of the Simpele paperboard mill in Finland and Joutseno pulp mill in Finland in 1997.

        We have pursued a strategy of expanding and focusing our core business operations in the Converting Division through various investments and divestments. The division's investments have primarily focused on expanding the pressure-sensitive labelstock business and increasing production of radio-frequency identification ("RFID") smart labels. Our subsidiary UPM Raflatac Inc. has grown by opening a pressure-sensitive labelstock factory in North Carolina in the fall of 2001 and by expanding this factory in 2005. Furthermore, Raflatac started up a new factory in China at the beginning of 2007 and is constructing a state-of-the-art factory in Dixon, Illinois, scheduled for a first quarter 2008 start-up. Loparex Group ("Loparex"), our siliconizing unit formerly called Lohjan Paperi, was divested in August 2005 for €230 million and our Walki Films business, which produced packaging and industrial wrappings, was divested already in 2002. In addition, in February 2007, we entered into an agreement for the divestment of Walki Wisa. See "Item 5. Operating and Financial Review and Prospects—Recent Developments—Recent Acquisitions and Divestments" and "Item 8. Financial Information—Other Financial Information—Legal Proceedings."

        Also, in the Wood Products Division, we have taken steps to strengthen our position through acquisitions, investments and restructuring. Our recent investments in this division have been focused in Russia, primarily to establish low-cost plywood and sawn timber operations and to improve our wood fiber raw material sourcing to Finland. In 2004, to better align the structure of the Wood Products Division, we also divested the wood-based building supplies businesses of Brooks Group ("Brooks") and Anco Træ. This realignment process was completed in 2006, when we divested our remaining wood-based building supplies business, which included Puukeskus Oy and its subsidiaries ("Puukeskus"). See "Item 5. Operating and Financial Review and Prospects—Recent Developments—Recent Acquisitions and Divestments."

        In March 2006, we announced an extensive restructuring program intended to reduce our workforce by approximately 3,600 employees during 2006-2008 as a result of a closure of 795,000 tons of paper production capacity, of which 120,000 tons would be converted from magazine to speciality papers. See "Item 5. Operating and Financial Review and Prospects—Recent Developments—Restructuring Activities."

Strategy

        UPM's business focus is on printing papers, selected speciality papers, converted products and wood products. Our goals are to be one of the leading paper companies in the world and to achieve profitable growth in a socially and ecologically sustainable way.

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

        We aim to be one of the market leaders in our chosen business areas. As part of the implementation of our strategy, we review acquisition opportunities arising, in particular, in product areas and markets where we are, or have the capacity to become, a leading manufacturer. In recent years, we have undertaken a number of acquisitions in Europe, North America and Asia and we may, should suitable opportunities arise, engage in additional acquisitions in the future. In connection with such acquisitions, we may use either cash, shares or convertible bonds or a combination of cash, shares and convertible bonds as consideration for the assets or entity being acquired. In addition to reviewing acquisition opportunities, we are continuously looking into possibilities for investing in organic growth and invest actively in maintaining and improving our current production assets to be among the most competitive companies in the industry. In our traditional markets, especially in Europe, our investments are focused on securing the competitive position of our facilities. Potential areas for organic growth are Asia, South America and Russia, either because of their vast market potential or as a competitive production platform.

        Our strategy is built on the following key strengths:

        Global activities.    We have production plants in 15 countries, with principal facilities located in Finland, Germany, France, the United Kingdom, Austria, the United States, Canada and China.

        Long-term customer relations.    We enjoy close and lasting relations with both local and multinational customers. We seek to enhance these relationships through continuous improvement of our operations and long-term commitment to our customers. To ensure customer satisfaction, we aim to offer a competitive and comprehensive product portfolio, customer-oriented product development and a high standard of service.

        Skilled personnel.    We believe that one of our key competitive advantages over our competitors is our skilled and motivated employees. Professional expertise is promoted through job rotation and continuous in-service training.

        Effective production facilities.    Our production facilities rank with the world's best in terms of production capacity and competitiveness. A high level of technical expertise forms the basis for cost leadership and quality output.

        Comprehensive logistics network.    We operate a global and highly efficient logistics network. We make a high proportion of shipments by sea, which as a low-cost transportation method ensures competitive deliveries. We also utilize modern information technology-based logistics chain management systems.

        Clear business focus and market shares.    We have focused our activities by investing in our core business areas and by divesting non-core assets and activities. In all of our main product areas, we are among the leading manufacturers in our most important markets. To maintain and achieve leading market positions, we expect to grow both organically and through acquisitions.

        High level of vertical integration.    Our activities are based on close integration of raw materials, energy and production. We enjoy a high degree of self-sufficiency in chemical pulp and electric power. Wood raw material supplies are partly secured by our own forests. In our production of pulp, paper and wood products, we make proper and efficient use of our wood raw material. Our Converting Division is based, to a significant extent, on raw material supplied by our own paper mills as well as on in-house specialized know-how.

Business Overview

        We are one of the world's leading papermakers with an annual paper production capacity of approximately 12.2 million tons. Our core businesses are the production, sales and marketing of magazine papers, newsprint and fine and speciality papers. Paper operations are supplemented by converted and wood products. The main markets for our products are the European Union countries and North America, which accounted for some 66% and 12% of our sales in 2006, respectively. In 2006, our total sales were €10.0 billion (U.S.$13.2 billion) and, at December 31, 2006, our total assets amounted to €14.5 billion (U.S.$19.1 billion).

        Magazines and newspapers, sales catalogues, direct mailings, copying, computer printouts, other business communication areas and converting are the primary uses for our paper products. We are the world's leading manufacturer of magazine papers and one of the largest manufacturers of newsprint in Europe, as well as one of the largest producers of fine papers in Europe and Asia. In selected speciality papers, we hold leading positions either globally or in Europe. We are also among the leading manufacturers either globally or in Europe in our converting businesses, including in the area of pressure-sensitive labelstock. We are the largest producer of plywood in Europe and the fourth largest producer of sawn timber. Today, we have production facilities in 15 countries, with principal facilities located in Finland, Germany, the United Kingdom, France, Austria, the United States, Canada and China.

        Our operations are organized into the following three core business areas:

  •
  Paper divisions, which comprise:

  •
  Magazine Papers Division
  •
  Newsprint Division
  •
  Fine and Speciality Papers Division

  •
  Converting Division; and

  •
  Wood Products Division.

        In addition to our core business areas, activities outside our three core business areas are reported under Other Operations, which consists of our forestry departments and energy department in Finland, our 47% interest in the chemical pulp company Oy Metsä-Botnia Ab ("Metsä-Botnia"), our 42,19% interest in the energy company Pohjolan Voima Oy ("Pohjolan Voima"), our Corporate Ventures business unit, our real estate units in Finland, our logistics services and the central administrative functions for our Group.

        The following tables set forth the percentages of our sales of €10.0 billion, €9.3 billion and €9.8 billion in 2006, 2005 and 2004, respectively, by division and by geographic market:

	Year ended December 31,
	2006	2005	2004
	(Percentage of Group sales(1))
Division
Magazine papers	32%	32%	32%
Newsprint	14	13	13
Fine and speciality papers	24	23	22
Converting	12	14	14
Wood products	13	13	14
Other operations(2)	5	5	5

Total	100%	100%	100%

(1)
These figures include inter-divisional sales and sales made to third parties.

(2)
This figure includes sales made to third parties only.

	Year ended December 31,
	2006	2005	2004
	(Percentage of Group sales)
Market area
European Union countries:
Germany	16%	16%	16%
United Kingdom	12	13	13
Finland	9	10	11
France	7	7	7
Other European Union countries	22	22	23

Total European Union countries	66	68	70
Other European countries	7	5	4
North America	13	14	15
Asia	10	9	7
Other countries(1)	4	4	4

Total	100%	100%	100%

(1)
Includes Africa, South America, Mexico, Australia and Oceania.

Paper Divisions

        We manufacture a comprehensive range of paper grades to be used by our publisher, printer, retailer, paper converter and other end-use customers. Both our products and customer service are constantly being developed. Our papers are produced from a renewable fiber raw material base, including various wood species and recycled fiber, which represents more than a quarter of our fiber raw material requirement. We have paper mills in Finland, Germany, the United Kingdom, France, Austria, the United States, Canada and China. Our papermaking capacity is approximately 12.2 million tons per year.

        Our Magazine Papers Division produces coated and uncoated magazine papers to be used in magazines, newspaper supplements, printed advertising material and sales catalogues. Close to two-thirds of this magazine paper was supplied to buyers in Europe in 2006. The next most important market is the United States. With an annual capacity of approximately 5.2 million tons, we are the world's largest manufacturer of magazine paper. Our market share was approximately one-fifth of the global market for magazine paper in 2006.

        Our Newsprint Division manufactures standard and speciality newsprint for publishers and printers, as well as for other uses such as telephone directories and mail order catalogues. The paper production capacity of the Newsprint Division is approximately 2.8 million tons. Approximately 90% of the newsprint is sold on the markets of Europe, where we had a market share of somewhat less than one-fifth in 2006.

        Our Fine and Speciality Papers Division supplies fine paper products mainly to paper merchants, office supplies wholesalers, printers, publishers and converters. Uses for fine paper include copying and non-impact printing, direct mail advertising, special interest magazines and high-quality printed products. The range includes both coated and uncoated fine papers. The main markets for our fine papers are in Europe and in Asia, particularly the growing Chinese market. We are a leading supplier of fine papers in Europe with a market share of more than one-tenth. In wood fibre based fine paper, we are among the market leaders in Asia. Our speciality papers comprise face and release papers for pressure-sensitive labels, white and brown sack and kraft papers. We are the world's largest producer of label papers and one of Europe's biggest suppliers of packaging papers. Our fine paper production capacity is approximately 3.3 million tons and speciality paper capacity approximately 0.8 million tons.

        The following table sets forth the paper divisions' 2006 sales by division and by geographic market:

	Magazine Papers	Percent	Newsprint	Percent	Fine and Speciality Papers	Percent
		(€ in millions, except for percentages)
Europe	2,187	65%	1,290	90%	1,696	66%
North America	770	23	50	3	141	6
Rest of the world	397	12	96	7	723	28

Total	3,354	100%	1,436	100%	2,560	100%

        The following table sets forth the annual capacity and industry market position of the main products produced by our paper divisions as of December 31, 2006:

	Capacity	European position	Global position
	(1,000 tons/year)
Magazine papers	5,240	1	1
Newsprint	2,830	2	5
Fine paper	3,310	3	5

Printing papers, total	11,380	—	—
Label papers	290	1	1
Packaging papers	510	3	—

Papers, total	12,180	2	3	(1)

Source: UPM, Jaakko Pöyry. Capacities following the conversion of Jämsänkoski PM 4 from magazine to label papers in the first quarter of 2007 and closure of Tervasaari PM 7 in the second quarter of 2007. For a discussion of possible changes to the annual capacity of our paper divisions, see "Item 4. Information on the Company—Development of the Company."

(1)
Includes all papers and paper board.

Magazine Papers Division

        The Magazine Papers Division accounted for approximately 32% of our 2006 sales, making it our largest business division.

        As of December 31, 2006, we were the world's largest producer of magazine paper, with an annual capacity of approximately 5.2 million tons, representing approximately 20% of the global magazine paper capacity.

        The largest market for our Magazine Papers Division is Europe, where our market share of demand was slightly over 25% in 2006. Our main market outside of Europe is the United States, where our market share of demand was approximately 15% in 2006. Production of the division's papers is almost exclusively based on firm orders we receive. In this way, we avoid the need to maintain large inventories.

        The following table sets forth certain financial and statistical data regarding the Magazine Papers Division for the three most recent years:

	Year ended December 31,
	2006	2005 (As Revised)	2004 (As Revised)
	(€ in millions, except for percentages and personnel and production data)
Magazine papers
Sales	3,354	3,094	3,308
Operating profit/loss(1)	(56)	(76)	(67)
Capital employed (average)	4,010	4,397	4,749
ROCE (%)	(1.4)	(1.7)	(1.4)
Capital expenditure and acquisitions	155	177	149
Personnel at December 31	6,869	8,087	8,590
Deliveries (tons in 000's)	4,761	4,486	4,940

(1)
In 2006, operating profit included personnel charges of €28 million related to our profitability program, impairment charges of €116 million related to the closure of the Voikkaa paper mill, impairment charges of €115 million for the Miramichi paper mill in Canada and other income in the net amount of €6 million, primarily including a capital gain of €10 million on the sale of the Rauma power plant. In 2005, operating profit included an impairment charge of €151 million and expenses of €17 million relating to a new collective labor agreement for the Miramichi paper mill and a one-time depreciation charge of €5 million regarding our mill in Augsburg. In 2004, operating profit included charges of €110 million related to the closure of Miramichi pulp mill and income of €6 million related to the change in the Finnish employment pension scheme.

        The Magazine Papers Division includes our magazine paper machines and the Kaukas pulp mill.

        Typically, magazine papers have high mechanical pulp content. However, certain of our mills in Central Europe also produce magazine paper, mainly supercalendered ("SC") paper grade B, but also grades SC-A and LWC, with recycled fiber content. Altogether, our magazine paper division used approximately 0.6 million tons of waste paper in 2006. Magazine papers are generally used in magazines, newspaper supplements, catalogues and direct mailings. This division has a comprehensive product range, offering a wide variety of papers for specific printing purposes. We manufacture both coated and uncoated papers. Coated magazine papers, such as light-weight coated ("LWC"), medium-weight coated ("MWC") and machine-finished coated ("MFC") paper, are mainly used in the manufacture of high-quality, multi-coated printed products including magazines, catalogues, brochures, direct mail advertising and other advertising materials. Uncoated papers, such as SC paper, are mainly used for magazines, weekend newspaper supplements, catalogues and flyers. Magazine paper is sold mainly to multinational and national printers, publishers and media and mail order companies. Sales contracts with customers of our Magazine Paper Division generally have three-month, six-month or 12-month terms, with majority of the contracts in Europe having a term of six months or more, but in other markets the terms of the Magazine Paper Division's contracts are generally shorter.

        The Magazine Papers Division produces magazine paper on 20 machines at 12 mills in Finland, Germany, the United Kingdom, Austria, France, the United States and Canada. In Finland, the division's products are manufactured at five paper mills located in Jämsänkoski, Kaipola, Kajaani, Lappeenranta and Rauma. The division's seven other magazine paper-producing mills are: Augsburg and Schongau in Germany; Caledonian in Irvine, Scotland; Steyrermühl in Austria; Stracel in Strasbourg, France; Blandin in Grand Rapids, Minnesota, and Miramichi in New Brunswick, Canada. We currently have 12 paper machines producing LWC paper, MWC paper and MFC paper with total annual capacity of approximately 3.4 million tons and eight paper machines producing SC paper with total annual capacity of approximately 1.9 million tons. For a discussion of changes to the annual capacity of our paper divisions, see "Item 5. Operating and Financial Review and Prospects—Recent Developments—Restructuring Activities."

        In June 2006, the Voikkaa mill in Finland, including two coated magazine paper machines and production capacity of 410,000 tons, was permanently shut down. These paper machines had poor competitiveness and weak profitability, while contributing to the overcapacity in the market, and hence came to the end of their useful lives. The paper machine 4 at Jämsänkoski ceased the production of LWC at the beginning of 2007, as it was converted to the production of label papers.

        Also in 2006, we completed the rebuilds of Kaipola paper machine 6 and Schongau paper machine 9. Such modernizations take place periodically to ensure the competitiveness and the quality of production.

        Like all sectors of the paper industry, the market for magazine papers is highly competitive. Although quality considerations are a factor, the market is affected mostly by price. We compete with various companies in Europe in the manufacture of magazine papers, including Stora Enso Oyj ("Stora Enso"), Myllykoski Oyj ("Myllykoski"), Norske Skogindustrier ASA ("Norske Skog"), M-real Oyj ("M-real"), Cartiere Burgo spa ("Cartiere Burgo") and Svenska Cellulosa Aktiebolaget (publ.) ("SCA"). In North America, our principal competitors are Stora Enso, Verso Paper Holdings, Bowater Inc., Abitibi-Consolidated Inc. and Kruger Inc.

Newsprint Division

        The Newsprint Division accounted for approximately 14% of our 2006 sales. The division has approximately 2.8 million tons of annual newsprint production capacity, and our market share was somewhat over 15% in Europe in 2006. As of December 31, 2006, we were the second largest manufacturer of newsprint in Europe and the fifth largest in the world. The mills of this division also produce paper for certain other products, including improved newsprint grades, the so-called machine finished specialities ("MFS"), for use in telephone and other directories and mail order catalogs. MFS grades account for approximately one-fourth of the divisions' total output.

        The following table sets forth certain financial and statistical data regarding the Newsprint Division for the three most recent years:

	Year ended December 31,
	2006	2005 (As Revised)	2004 (As Revised)
	(€ in millions, except for percentages and personnel and production data)
Newsprint
Sales	1,436	1,308	1,304
Operating profit/loss(1)	148	77	(7)
Capital employed (average)	1,921	1,900	2,002
ROCE (%)	7.7	4.1	(0.3)
Capital expenditure and acquisitions	145	135	74
Personnel (at December 31)	3,204	3,395	3,451
Deliveries (tons in 000's)	2,677	2,592	2,719

(1)
In 2006, operating profit included restructuring charges of €7 million related to our profitability program. In 2005, operating profit included a one-time depreciation charge of €5 million regarding our mill in Augsburg. In 2004, operating profit included income of €2 million related to the change in the Finnish employment pension scheme.

        The Newsprint Division includes our newsprint machines.

        Production of our newsprint is based almost exclusively on firm orders received. In this way, we avoid the necessity of maintaining large inventories. Newsprint is primarily sold to a number of large publishers in Europe. Typically, these publishers have had a long-term relationship with us lasting a number of years or, in some cases, decades. We negotiate supply contracts with most of such publishers annually, but sales outside Europe, accounting for approximately 10% of the total in 2006, are mostly based on short-term contracts.

        Our Newsprint Division produces newsprint on 12 machines with a total annual capacity of approximately 2.8 million tons at seven mills in Finland, Germany, the United Kingdom, France and Austria. In Finland, this division's products are manufactured at two paper mills located in Kaipola and Kajaani. The division's five other mills are located in Schongau and Schwedt, Germany; Shotton, Wales; Grand-Couronne, France; and Steyrermühl, Austria.

        The Kaipola, Schongau, Schwedt, Shotton, Grand Couronne and Steyrermühl mills each have their own deinking plants, which together processed approximately 2.3 million tons of waste paper in 2006. The recycled fiber content in our newsprint production was approximately 70% in 2006. Investments to further increase recycled usage are carried out on a regular basis. We also invest in increasing energy self-sufficiency and use of biofuels in newsprint production through investments in power boilers, most recently at Shotton and Grand-Couronne. Furthermore, rebuilds of paper machinery to improve efficiency and quality took place at Schongau and Kaipola during 2006.

        Like all sectors of the paper industry, the market for newsprint is highly competitive and is affected mostly by price, although quality considerations are also a factor. In Europe, we compete with such manufacturers as Stora Enso, Norske Skog, Holmen AB, Myllykoski and SCA. In addition, the aggregate annual exports of newsprint by Canadian producers to Europe amounted to approximately 4% of the European standard newsprint market in 2006 and such producers compete with us. The share of Russian producers exporting newsprint to Western Europe also accounted for approximately 4% of the European market in 2006. Export volumes from these two regions have been rather steady in recent years, as capacity closures have taken place in Canada and Russian newsprint has been in good demand domestically and in other markets.

Fine and Speciality Papers Division

        The Fine and Speciality Papers Division accounted for approximately 24% of our 2006 sales. Besides coated fine paper and uncoated fine paper, including envelope papers, the division includes speciality papers, which are comprised of label and packaging papers. As of December 31, 2006, our fine paper business, with a production capacity of approximately 3.3 million tons per year, had the third-leading market position in Europe and the fifth in the world. Of the total fine paper capacity, 1.7 million tons per year has been allocated to uncoated papers and 1.6 million tons to coated papers. Our European market share of demand in coated and uncoated fine paper has in recent years been quite stable ranging between 11% and 13%. In China, our capacity of 850,000 tons per year gives us a number two position in that wood-pulp based fine paper market. For a discussion of changes to the annual capacity of our paper divisions, see "Item 5. Operating and Financial Review and Prospects—Recent Developments—Restructuring Activities."

        The following table sets forth certain financial and statistical data regarding the Fine and Speciality Papers Division for the three most recent years:

	Year ended December 31,
	2006	2005 (As Revised)	2004 (As Revised)
	(€ in millions, except for percentages and personnel and production data)
Fine and Speciality Papers
Sales	2,560	2,234	2,286
Operating profit(1)	108	85	171
Capital employed (average)	2,760	2,843	2,640
ROCE (%)	3.9	3.0	6.5
Capital expenditure and acquisitions	189	265	345
Personnel (at December 31)	6,283	6,708	6,831
Deliveries (tons in 000's)	3,550	3,060	3,074

(1)
In 2006, operating profit included personnel and impairment charges of €41 million related to our profitability program. In 2005, operating profit included a one-time depreciation charge of €8 million relating to the paper machine rebuild at our Nordland mill. In 2004, operating profit included income of €3 million related to the change in the Finnish employment pension scheme.

        The Fine and Speciality Papers Division includes our fine and speciality paper machines as well as the Kuusankoski, Pietarsaari and Tervasaari pulp mills.

        The most important raw material used in the production of both coated and uncoated fine paper is chemical pulp, with its content representing up to approximately 70% of fiber furnish. We supply most of the pulp internally from our own or associated pulp mills. all located in Finland. Fine papers are used for copying, non-impact printing, facsimile, direct mail advertising, brochures and special interest magazines.

        Our fine paper operations produce a range of products on ten paper machines and related coaters. The products are produced by four of our mills: Nordland Papier AG ("Nordland") in Dörpen, Germany; Kymi in Kuusankoski, Finland; UPM-Kymmene (Changshu) Paper Industry Co., Ltd. in Changshu, China, and UPM-Kymmene France S.A.S., in Docelles, France. In mid 2005, we commissioned a new paper machine at Changshu with a capacity of 450,000 tons per year, which has since then been increased further by 10,000 tons. The mill's capacity for coated fine paper was raised at the same time with the aim of coated grades representing a quarter of the production in the short-term. Total cost for the investment was approximately €390 million. In 2006, we rebuilt paper machine 3 at Nordland and paper machine 1 at Docelles with a combined cost of €108 million. These rebuilds were carried out in order to increase production, improve efficiency and increase the quality of output. The capacities and locations of the division's mills allow deliveries to be made at short notice in the local markets based on specific orders.

        The principal customers for the division's fine paper products are paper merchants, office supplies wholesalers, printers and paper converters. Because the division's fine paper products are primarily sold to merchants and wholesalers, the division's sales and operating profit depend primarily on underlying market balance and pricing, but also on the tendency of merchants to maintain, increase or reduce inventories of fine paper products that are dependent upon the relevant industry cycle. Therefore, most of the sales are based on short-term contracts. As in the magazine papers and newsprint divisions, fine papers are produced in response to firm orders received. As a result, there is generally no need to maintain inventories beyond what is needed to satisfy the delivery timetables of our customers.

        The market for fine paper in Europe is highly competitive. Our major competitors in Europe include M-real, Stora Enso, Sappi Limited, Portucel Soporcel Group, International Paper and Cartiere Burgo and Mondi. In China, our competitors include Asia Pulp and Paper, Shandong Chenming Paper Holdings Ltd. and Stora Enso, and, in other Asian markets where we export fine papers, we compete with various local producers.

        As of December 31, 2006, production capacity for the division's speciality papers at six paper machines totaled approximately 800,000 tons per year.

        We are the largest supplier of label papers to the pressure-sensitive labelstock business in the world with a market share of approximately 20% in 2006. The label papers unit produces face and release papers utilizing four paper machines in Finland with a total capacity of approximately 510,000 tons per year, following the completion of the rebuild of Jämsänkoski paper machine 4 in early 2007. The packaging papers unit produces white and brown kraft papers with a total production capacity of approximately 290,000 tons per year predominantly for the European market, where our overall market share was slightly less than 20% in 2006. Kraft papers are produced in Finland on two machines. The kraft paper capacity excludes the sack paper machine 6 at our Tervasaari mill, with a total production capacity of approximately 115,000 tons per year, that will be permanently closed down as part of the profit improvement program in the first half of 2007.

Converting Division

        The Converting Division accounted for approximately 12% of our 2006 sales. Our Converting Division manufactures pressure-sensitive labelstock and RFID smart labels and industrial wrappings. We were the second largest producer of pressure-sensitive labelstock in the world and in Europe as of December 31, 2006 and one of the leading players in the developing RFID tag market. In industrial wrappings, we were the largest producer in Europe. In February 2007, we entered into an agreement for the divestment of Walki Wisa. See "Item 5. Operating and Financial Review and Prospects—Recent Developments—Recent Acquisitions and Divestments."

        The following table sets forth the industry position of the Converting Division as of December 31, 2006:

	European position	Global position
Pressure-sensitive labelstock (UPM Raflatac)	2	2
Industrial wrappings (Walki Wisa)	1	—

        The following table sets forth certain financial and statistical data regarding the Converting Division for the three most recent years:

	Year ended December 31,
	2006	2005 (As Revised)	2004 (As Revised)
	(€ in millions, except for percentages and personnel and production data)
Converting
Sales	1,274	1,347	1,414
Operating profit(1)	64	70	71
Capital employed (average)	489	603	654
ROCE (%)	13.1	11.6	10.9
Capital expenditure and acquisitions	73	52	32
Personnel (at December 31)	3,560	3,435	4,676

(1)
In 2005, operating profit included a capital gain of €26 million from the sale of Loparex. In 2004, operating profit included income of €2 million related to the change in the Finnish employment pension scheme.

        The following table sets forth the Converting Division's sales by unit for the three most recent years:

	Year ended December 31,
	2006	2005 (As Revised)	2004 (As Revised)
	(€ in millions)
UPM Raflatac	987	859	784
Walki Wisa(1)	287	269	299
Sold units(2)	—	225	337
Internal	—	(6)	(6)

Total	1,274	1,347	1,414

(1)
In February 2007, we entered into an agreement for the divestment of Walki Wisa. See "Item 5. Operating and Financial Review and Prospects—Recent Developments—Recent Acquisitions and Divestments."

(2)
Consists of sales of Loparex, our siliconized paper business sold in August, 2005. See "Item 5. Operating and Financial Review and Prospects—Recent Acquisitions and Divestments."

        UPM Raflatac, a business unit of our Converting Division, is the second largest producer of pressure-sensitive labelstock in the world with a market share of nearly 20% in 2006, and has production facilities in four European countries as well as in the United States, Australia, Malaysia, China and South Africa. UPM Raflatac sells its products to label converters, which produce labels used for production, decoration and identification purposes. UPM Raflatac has had average sales growth of approximately 10% per annum over the last ten years. Growth is being pursued by investing in new production capacity, with a new coating line having started up in the United States in 2005, a new manufacturing facility being commissioned in China in early 2007 and a new production facility in the United States being decided for an early 2008 start-up.

        UPM Raflatac has continued to develop RFID products and production processes and the commercialization of these products is under process in a competitive environment. We manufacture RFID tags at our Jyväskylä mill in Finland, and, in September 2005, we started RFID tag production in Fletcher, North Carolina. We believe that RFID's growth prospects are favorable in a market which is still in its infancy, although 2006 sales were very modest and operations were loss-making.

        Walki Wisa, a business unit of our Converting Division, produces coated and laminated packaging materials and industrial wrappings in Finland, Germany, the United Kingdom, Sweden and China. Walki Wisa's products are mainly used in the wrapping of paper, wood and steel products. Our Paper Divisions, for example, are customers of Walki Wisa. Recent activities in Europe in this rather mature business have been focused on streamlining of operations, in order to mitigate the higher raw material costs and pressure on product pricing. In early 2006, Walki Wisa's converting factory in China adjacent to the Changshu paper mill began operations. Strong growth in paper and paperboard production in China provides a good platform for increased demand for wrappings. In February 2007, we entered into an agreement for the divestment of Walki Wisa. See "Item 5. Operating and Financial Review and Prospects—Recent Developments—Recent Acquisitions and Divestments."

        The following table sets forth the Converting Division's 2006 sales by geographic market:

	€ in millions	Percent of division sales
Finland	62	5%
Other European countries	831	65
North America	256	20
Rest of the world	125	10

Total	1,274	100%

        Our main markets for converted products are the European countries, which together accounted for approximately 70% of our total sales in 2006, while North America accounted for approximately 20%. Although other markets accounted for only 10% of sales in 2006, significant future growth potential exists in emerging markets especially for UPM Raflatac. Generally, all converting businesses compete with a number of international and local competitors. The competitive structure, however, is not necessarily as dispersed as in the paper businesses. In the labelstock business, Avery Dennison is our principal competitor whereas, in industrial wrappings, Mondi Packaging is one of our main competitors. In the area of RFID, we compete with a limited number of companies, including Avery Dennison.

Wood Products Division

        As of December 31, 2006, we were the largest plywood producer in Europe in terms of production capacity and one of the world's leading producers of high-quality plywoods. We were also Europe's fourth largest supplier of sawn timber. Between 2004 and 2006, we divested our building supplies trading businesses based in Ireland, Denmark and Finland.

        The following table sets forth the annual capacity and industry position of our Wood Products Division's manufacturing business units as of December 31, 2006:

	Capacity	European Position
	(1,000 m3/year)
Plywood	1,100	1
Sawmilling(1)	2,500	4

(1)
Including the Canadian sawmills with an annual sawn timber capacity of approximately 150,000 cubic meters reported in Other Operations.

        The following table sets forth certain financial and statistical data regarding the Wood Products Division for the three most recent years:

	Year ended December 31,
	2006	2005 (As Revised)	2004 (As Revised)
	(€ in millions, except for percentages and personnel and production data)
Wood Products
Sales	1,321	1,290	1,492
Operating profit(1)	144	6	111
Capital employed (average)	616	660	748
ROCE (%)	23.4	0.9	14.8
Capital expenditure	39	51	30
Personnel (at December 31)	5,577	6,362	6,851
Production (in 1,000 m3)
Plywood	955	916	969
Sawn timber	2,214	2,017	2,276

(1)
In 2006, operating profit included a loss of €10 million from the sale of the Loulay plywood mill and a capital gain of €93 million on the sale of Puukeskus. In 2005, operating profit included an impairment charge of €25 million in respect of sawmills in Finland and an expense of €7 million relating mainly to restructuring of the sales network. In 2004, operating profit included income of €110 million from the sale of Brooks and €7 million arising from the change in the Finnish employment pension scheme costs and charges of €34 million from the restructuring of the sawmilling and plywood operations in Finland.

        The Wood Products Division accounted for approximately 13% of our 2006 sales.

        The Wood Products Division is divided into two units: plywood and sawmilling. This division provides an important link in our integrated paper production processes through the use of the by-products of our sawn timber and plywood production, including waste wood and waste produced in the process of sawing, in the production of pulp and in generating energy at our mills.

        The following table sets forth the Wood Products Division's sales by unit for the three most recent years:

	Year ended December 31,
	2006	2005	2004
	(€ in millions)
Plywood	578	546	573
Sawmilling	529	452	498
Divested units	300	394	519
Internal sales and other	(86)	(102)	(98)

Total	1,321	1,290	1,492

        Plywood.    The plywood unit, which is responsible for our Wood Products Division's plywood operations in Finland, France, Estonia and Russia, was Europe's largest plywood manufacturer as of December 31, 2006. The production capacity of plywood unit is approximately 1.1 million cubic meters per year and it represented slightly less than 20% of European demand in 2006. Our plywood production comprises higher-value-added products, such as special plywoods and veneers, as well as commodity plywood grades, all using the WISA brand. The main buyers of plywood products are the construction and transport industries, which use plywood in the construction of trailers and truck floors. Vehicle manufacturers use plywood because it is one of the strongest conventional lightweight materials available, making it possible to increase cargo capacity and reduce fuel consumption. Other uses for plywood include parquet flooring, scaffolding, concrete forming and shipbuilding, where plywood is used to build, among other things, the interiors of liquid natural gas transport tanks due to its ability to withstand extremely low temperatures without contracting. In March 2006, we sold our unprofitable Loulay plywood mill in France, employing approximately 190 people and generating sales of €28 million in 2005. During the year, we also completed investments at the Chudovo mill in Russia and the Heinola mill in Finland aimed at increasing our manufacturing capacity. In addition, efficiency and product quality investments were carried out at Savonlinna and Jyväskylä plywood mills in Finland.

        Our principal competitors in plywood production include Finnforest Corporation ("Finnforest"), various midsize Eastern European producers, such as Latvijas Finieris, and a number of smaller producers in certain localized markets. With respect to the production of construction grade plywood, our principal competitors include North American and Russian producers, such as Sveza, which export a substantial portion of their plywood production to Europe.

        Sawmilling.    As of December 31, 2006, we were Europe's fourth largest producer of sawn timber measured by production capacity. Our sawmilling unit operates seven sawmills in Finland with a production capacity of approximately 1.8 million cubic meters per year, one mill in Austria with a production capacity of approximately 350,000 cubic meters per year and one mill in Pestovo, Russia, with a production capacity of 270,000 cubic meters per year. Each cubic meter of sawn timber requires 2.0 to 2.5 cubic meters of raw wood. The unit also produces joinery products from sawn timber at six locations in Finland, two in France and one in Russia. These joinery factories manufacture products and semi-finished products for the building industry and interior decorating, as well as wooden components for industrial use. Sawn timber and joinery products also carry the WISA brand. Since 2001, we have transformed most of our sawmills to specialize in a single species of timber to raise production efficiency and improve quality.

        In 2004 and 2005, our sawmilling operations were restructured, including a closure of our Aureskoski sawmill in Finland and reduction of production at our Alholma and Kajaani sawmills in Finland by approximately one-third. To increase competitiveness and production of value-added products, we modernized the Korkeakoski and Kaukas sawmills in Finland as well as improved operations at Aureskoski and Heinola converting facilities. The improved competitiveness together with better market conditions has clearly contributed to the performance of sawmilling operations.

        Our principal competitors in the sawn timber and joinery sector are suppliers based in the Nordic countries, including Stora Enso, Finnforest, SCA Timber ("SCA Timber"), Iggesund Timber ("Iggesund Timber") and Södra Timber. In addition, the unit faces competition from local producers, particularly in Germany and Austria, as well as from Russian, Ukrainian and other Eastern European producers, which recently have added new and competitive capacity aimed at serving the European market.

        In 2006, 88% of the Wood Products Division's production was sold in the European Union countries, with sales in Finland representing approximately 35% of the division's total sales. The other main markets were in the United Kingdom, Germany and France.

        The following table sets forth the Wood Products Division's 2006 sales by geographic market:

	€ in millions	Percent of business area sales
Finland	457	35%
Other European Union countries	660	50
Other European countries	46	3
North America	12	1
Rest of the world	146	11

Total	1,321	100%

Other Operations

        The major business units in our Other Operations are the forestry departments and energy department in Finland and our associated companies, the most important of which are Metsä-Botnia and Pohjolan Voima. The main purpose of these operations is to secure steady supplies of wood, energy and chemical pulp at competitive prices. Approximately 75% of the sales of these operations are to other units within the Group.

        Other business units in Other Operations include:

  •
  our logistics companies, including Oy Rauma Stevedoring Ltd and UPM-Kymmene Seaways Oy, which are responsible for the forwarding, storage and export transport of our products;

  •
  our Corporate Ventures business unit, which develops new products and services in support of our future business operations; and

  •
  our real estate business unit, which holds and trades business and residential premises in Finland.

        Other Operations is also responsible for staff functions and shareholdings.

        The following table sets forth certain financial data regarding Other Operations for the three most recent years:

	Year ended December 31,
	2006	2005 (As Revised)	2004 (As Revised)
	(€ in millions, except for personnel data)
Other Operations
Sales(1)	571	517	538
Operating profit(2)	128	156	392
Forestry department	(19)	64	66
Energy department (Finland)	94	135	118
Other	53	(43)	208
Personnel (at December 31)	3,211	3,535	3,034
Associated companies and joint ventures in Other Operations:
Share of results, after tax(3)
Metsä-Botnia	69	36	56
Pohjolan Voima	(14)	—	(5)
Other	6	5	7

(1)
Sales include sales outside the Group only.

(2)
In 2006, operating profit included a capital gain of €41 million on the sale of the group head office real estate, a donation of €5 million and restructuring charges of €7 million. In 2005, operating profit included a fine of €57 million imposed by the EU Commission concerning violations of competition laws in the plastic industrial sales market. In 2004, operating profit included income of €249 million arising from the change in Finland's employment pension scheme and charges of €11 million relating to our restructuring and €19 million relating to long-term wood supply agreements.

(3)
The 2004 figure includes income of €10 million arising from the change in the Finnish employment pension scheme, of which €6 million is attributable to Metsä-Botnia, €3 million to Pohjolan Voima and €1 million to other companies.

        Our energy and forestry departments are described in "—Energy" and "—Wood Procurement" below.

Associated Companies and Joint Ventures

Metsä-Botnia

        We own 47% of Metsä-Botnia, one of Europe's biggest pulp producers with a capacity of 2.7 million tons per year. The other owners of Metsä-Botnia are M-real (30%) and Metsäliitto Cooperative ("Metsäliitto") (23%). Metsä-Botnia produces softwood and hardwood pulps at five mills in Finland and its sales 2006 were €1,311 million. Metsä-Botnia had 1,895 employees as of December 31, 2006. Most of the pulp produced by Metsä-Botnia is supplied to its shareholders. Through our annual quota of 1.15 million tons per year, Metsä-Botnia has the ability to provide approximately one-third of our annual chemical pulp requirement. In 2006, we bought 403,000 tons of pulp from Metsä-Botnia. In late 2006, UPM made an offer to buy from M-real up to 15% of the shares of Metsä-Botnia for €500 million. M-real rejected the offer on January 31, 2007.

        During March 2005, Metsä-Botnia decided to invest U.S.$1.1 billion (€0.8 billion) in a pulp mill in Uruguay with an annual capacity of approximately one million tons. Production at this mill is expected to begin in the third quarter of 2007. We are participating in this pulp mill project with a direct cash investment of U.S.$99 million (€75 million). Botnia S.A. manages this pulp mill and its purpose is to provide its investors with low-cost pulp. In March 2006, in connection with the Uruguayan pulp mill project, we sold our shares in the Uruguayan forestry company Compañia Forestal Oriental S.A. to Metsä-Botnia for €36 million. We plan to use the low-cost pulp from the Uruguayan pulp mill in our paper operations, especially in our fine paper operations in China. UPM's ownership percentage in Metsä-Botnia and 12.4% investment in Botnia S.A. is protected through an agreement among UPM, M-real and Metsäliitto that they will not sell any of their shares in Metsä-Botnia to third parties without first offering such shares to the other shareholders. The governments of Uruguay and Argentina are engaged in a dispute over the environmental effects of this pulp mill but this dispute is not expected to affect the progress of this pulp mill. The dispute has been debated at the Hague International Court and at the World Bank, both of which have found no environmental rationale to abandon the support of the project. The project has proceeded on schedule, but we cannot exclude the possibility of further distractive actions by the Argentinean opposition prior to the planned start-up or thereafter.

Pohjolan Voima

        We have a 42.19% interest in Pohjolan Voima, which generates and procures approximately 20 terawatt hours ("TWh") of electricity and heat annually for its shareholders, which are mostly Finnish industrial and power companies. The company supplies approximately 35% of our electricity requirement, mostly as hydropower and nuclear power. Nuclear power is generated by Teollisuuden Voima Oy, which is 57.72% owned by Pohjolan Voima. In 2006, Pohjolan Voima had sales of €775 million and it employed, at year-end, 1,008 people.

        In 2003, Teollisuuden Voima decided to build a new nuclear power plant with a capacity of 1,630 megawatts ("MW") in Olkiluoto, Eurajoki, Finland. We have reserved for our use approximately 470 MW, or 29%, of the power capacity of the new plant via Pohjolan Voima. With our €40 million equity investment in the project made at the end of 2004, we intend to further secure competitively priced electricity for our mills in Finland. The new Olkiluoto power plant was originally scheduled to be in operation in mid-2009 but, due to the several delays in key construction phases, the start-up of the plant is now estimated to take place during 2010.

Fiber Supply

        Our activities are based on close integration of raw materials, energy and production. The principal resources used in our production are chemical pulp, wood and energy.

        Pulp is the major ingredient required in the manufacture of paper. There are three principal types of pulp: chemical pulp, mechanical pulp and recycled fiber pulp. Chemical pulp is produced by cooking wood chips in solutions of caustic chemicals to separate the cellulose fibers used for pulping. Mechanical pulp is produced by grinding logs or wood chips. Furthermore, recycled fiber, which is produced by deinking recovered paper, is used as a source for recycled fiber pulp. Our mechanical and recycled fiber pulp production is fully integrated with our paper production and they together cover approximately 60% of our total pulp requirement.

        We produce approximately 95% of the chemical pulp supplies necessary for our papermaking operations internally or through our associated company, Metsä-Botnia. The total production capacity of our five chemical pulp mills is 2.3 million tons per year. As of December 31, 2006, the Kaukas mill had an annual capacity of 740,000 tons, the Wisaforest mill had an annual capacity of 800,000 tons, the Kymi mill in Finland had an annual capacity of 540,000 tons and the Tervasaari mill in Finland had an annual capacity of 240,000 tons. Our current chemical pulp entitlement from our 47% interest in Metsä-Botnia totals 1.15 million tons per year.

        We sell most of our chemical pulp, which is considered a commodity, internally at market price. In order to balance chemical pulp production and the specific pulp requirements of our paper mills, we sell some of the chemical pulp we produce and purchase some other qualities of pulp from other suppliers in the open market. Our consumption of recycled fiber pulp amounted to 2.3 million tons in 2006, making us the largest user of recycled fiber for printing and writing paper manufacturing in Europe. The waste paper collected and used for the recycled fiber pulp was 3.0 million tons in 2006.

        The following table sets forth our annual pulp production volumes for the three most recent years:

	Year ended December 31,
	2006	2005	2004
	(1,000 tons)
Production(1)
Own production	2,095	1,840	2,243
From associated companies	403	466	568

Chemical pulp	2,498	2,306	2,811
Mechanical pulp	2,897	2,635	2,902
Recycled fiber pulp	2,343	2,259	2,257

Total	7,738	7,200	7,968

(1)
Includes the production of all our pulp mills.

        The following table sets forth our annual pulp consumption volumes for the three most recent years:

	Year ended December 31,
	2006	2005	2004
	(1,000 tons)
Consumption
Chemical pulp	3,429	3,089	3,290
Mechanical pulp	2,934	2,649	2,948
Recycled fiber pulp	2,344	2,261	2,259

Total	8,707	7,999	8,497

Energy

        Energy is a significant component of paper industry costs, most notably in the production of mechanical pulp for magazine papers and newsprint. Integrated, low-cost energy is thus an important contributor to cost competitiveness when producing these grades of paper. Our energy policy is to secure supplies of electricity based on multiple sources that are reliable and cost-effective. Energy supplied by power plants which we own or lease or which we have obtained through share ownership in power companies cover the electricity requirements of our Finnish mills. Outside Finland, most of the electricity used by our mills is purchased locally. Including our share ownership in power companies, we are approximately 70% self-sufficient in electric power.

        Our electricity procurement in 2006 amounted to 20.0 TWh, of which 18.4 TWh was used internally and 1.6 TWh was sold. Total electricity consumption by our mills was 11.2 TWh in Finland and 7.2 TWh outside of Finland.

        The annual generating capacity available to us through in-house and leased capacity and through associated companies totaled approximately 2,540 MW as of December 31, 2006. Our most important associated companies in terms of energy are Pohjolan Voima, in which we have a 42.19% shareholding, and Kemijoki Oy, of whose hydropower shares we own 19.0%, representing 4.13% of Kemijoki's total share capital.

        As part of our environmental strategy, we have reduced our consumption of fossil fuels by substituting them primarily with biofuels. In 2006, biofuels accounted for 57% of our total fuel supply. The high share of biofuels of the total supply is a result of an extensive recent and on-going investment program including the construction of several power plants utilizing biomass fuels. In late 2006, new power plants were started up at Shotton, Wales, and Rauma, Finland. The investment at Rauma was carried out by our associated company, Pohjolan Voima. The new power plant utilizing biofuels at our Chapelle Darblay mill in France was completed during the first quarter of 2007. In addition, a decision was made in late 2006 to construct a new power plant, utilizing biofuels, at our Caledonian mill in Scotland, scheduled for start-up during the first quarter of 2009, with a net investment cost of €72 million. In 2006, we procured logging residues that generated energy of approximately 1.68 TWh at our own, as well as at our associated companies' power plants.

        As a step for further development of our energy operations, we decided to become a significant producer of second generation biodiesel. We are currently developing the business concept and respective technical solutions, with the aim of investing in the first commercial-scale production plant within the next few years. We have several suitable plant locations in Finland, France, Germany and the United Kingdom for such venture.

Wood Procurement

        We own 920,000 hectares of forestland in Finland, of which 770,000 hectares are in commercial use. Currently, the annual growth of these forests is estimated to be approximately four million cubic meters and the planned level of sustainable felling is 2.1 million cubic meters per year, representing approximately 10% of our consumption in Finland. In addition, we manage approximately 280,000 hectares of forestland for private forest owners in Finland. After several years of fellings that were below our sustainable level, we felled nearly four million cubic meters of wood on our land in Finland in 2006 representing approximately 17% of our Finnish wood consumption. We also own approximately 3,000 hectares and manage (through our Tilhill Forestry subsidiary) 154,000 hectares of forestland in the United Kingdom and own 79,000 hectares of forestland in the United States. In Canada, we own 17,000 hectares of forestland and also administer 953,000 hectares of Province-owned forestland under long-term licenses.

        The following table sets forth our wood consumption by country for the three most recent years:

	Year ended December 31,
	2006	2005	2004
	(1,000 m3)
Finland	21,700	18,860	21,480
Austria	1,010	890	900
Germany	650	630	560
France	490	450	500
Russia	640	660	380
United Kingdom	250	310	300
Estonia	40	60	40
Canada	830	560	2,140
United States	490	510	410

Total	26,100	22,930	26,710

        Our total wood consumption was 26.1 million cubic meters in 2006, increasing from the abnormally low level in 2005 which was caused by the seven-week labor dispute in Finnish pulp and paper industry during the summer of 2005. Wood consumption by our production plants in Finland totaled 21.7 million cubic meters. Of the total Finnish wood consumption, 4.2 million cubic meters was imported from Russia. In addition to providing wood for our own mills, our forestry department in Finland supplied 4.4 million cubic meters of wood to associated companies and other mills outside of our Group.

        Wood for consumption by our mills outside Finland is purchased primarily from private local suppliers pursuant to long-term contracts and totaled 4.4 million cubic meters in 2006.

        The amount of wood cut from our forests can fluctuate from year to year depending on the supply of wood raw material from other sources. We are active in the management of our forestlands. Areas that have been harvested for wood are regenerated with pine, spruce or birch. Four to five saplings are generally planted for each tree cut. Issues of particular interest to our customers are forest certification and the legality and origins of wood, particularly those of imported wood. All of our own forests are certified and we closely monitor the origins of all the wood we use while developing our chain of custody schemes.

Marketing

        We sell most of our products primarily through our own global sales network. We sell paper products mainly to European and North American customers, but we also have an established customer base in South America, Asia, Africa and Australia. We believe that maintaining our own sales organization in major markets improves our ability to respond to customers' needs. The Converting Division has its own worldwide marketing and sales network. With respect to our Wood Products Division, we have sales and distribution companies in 14 countries as well as agents covering our most important markets around the world.

        The following table sets forth our sales by market area for the three most recent years:

	Year ended December 31,
	2006	2005	2004
	(€ in millions)
Germany	1,587	1,475	1,543
United Kingdom	1,223	1,166	1,295
Finland	920	951	1,029
France	661	627	710
Other European Union countries	2,247	2,091	2,291
Other European countries	661	498	422
United States	1,124	1,173	1,323
Canada	126	123	143
Rest of the world	1,473	1,244	1,064

Total	10,022	9,348	9,820

Seasonality of UPM's Business

        The demand for our products does not depend on the seasons in any material way, nor does our manufacturing or marketing substantially fluctuate due to the seasons. There is a tendency, however, for the paper deliveries during the second half of the year to be somewhat higher than during the first half, mostly explained by the Christmas catalogue season.

Dependence on Patents and Industrial, Commercial or Financial Contracts

        Our business operations are primarily based on our long manufacturing experience in various wood based manufacturing operations and related know-how and our proprietary process information. Our experience in all aspects of the forest industry, from timber to high-technology products, has consistently provided us with the ability to modernize our operations and integrate leading technology, manufacturing processes and control systems according to market requirements.

        Our patent strategy is to protect the results of our research and development work, such as manufacturing processes and end-products, to the fullest extent allowed under relevant intellectual property law. In pursuing this strategy, we seek to protect our right to utilize the results of our own research and development work worldwide and to prevent unfair competition from other companies.

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

        In 2006, we filed 31 patent applications as first filings and, in addition to these, five Patent Cooperation Treaty applications. As of December 31, 2006, our intellectual property rights were protected in various countries throughout the world, primarily in the United States and Europe, by a total of approximately 630 patents and patent applications.

Environmental and Regulatory Matters

        Our operations are subject to comprehensive environmental laws and regulations. Violations of these laws or regulations could result in fines, injunctions (including orders to cease the violating operations and to improve the condition of the environment in the affected area or to pay for such improvements) or other penalties. In addition, environmental permits are required for certain of our operations. These permits may be subject to revocation, renewal and modification by the issuing authorities at their discretion and in compliance with applicable laws. Our management believes that we are, in all material respects, in compliance with the environmental laws and regulations applicable to us and that our discharges and emissions are within or well below levels established by regulation or permits. We invest substantial capital resources on environmental compliance and monitoring of the environment. Our operating expenses (including depreciation) attributable to environmental protection amounted to €108 million and our capital expenditures on environmental protection amounted to €33 million in 2006, as compared to operating expenses (including depreciation) attributable to environmental protection of €114 million and €112 million in 2005 and 2004, respectively, and capital expenditures on environmental protection of €38 million and €55 million in 2005 and 2004, respectively.

        Our environmental management is based upon internally defined goals, measuring the realization of these goals as well as developing and implementing best practices in the whole value chain. We measure and assess continuously both the direct and indirect environmental loads and impacts of our operations and strive to manage these systematically in accordance with the principle of continuous improvement. The environmental loads and impacts related to product life cycle result from sourcing of raw materials, production, distribution of products and product recovery and disposal. We also assess our suppliers systematically and regularly also from the perspective of environmental and social responsibility.

        We are committed to the principles of sustainable development as set out in the charter of the International Chamber of Commerce. In 1996, an environmental policy, which includes a principle of continual improvement of our environmental record, was approved for our operations. In 2002, this environmental policy was reviewed with minor amendments. Our management has set the goal that all of our major production plants should have ISO 14001 or other comparable standard compliant environmental management systems in use. At present, all of our paper and pulp mills, our plywood mills and sawmills in Finland, our sawmill in Russia, our hydroelectric power plants in Finland and our forestry departments in Finland, France, the United Kingdom, Germany, Austria, the United States and Canada have ISO 14001 certified environmental management systems in place. In addition, five of our Converting Division's plants also have certified systems. All of our pulp and paper mills in Finland and most of those elsewhere in Europe have also received approval for their systems under the European Union's Eco-Management and Audit Scheme ("EMAS"). For Finland, Germany and North America, the paper mills have published respective joint EMAS or other externally verified environmental statements.

        We have adopted a policy of not purchasing wood from protected forestlands or from any other areas designated by local forest or environmental authorities as being of special ecological importance. All suppliers of wood are required to provide proof of the origins of their wood. Therefore, we have continued our work to gain chain of custody ("CoC") certification for our wood raw material supply. In 2006, approximately 65% of the wood we used was from certified forests, as compared to approximately 64% and 67% in 2005 and 2004, respectively. In 2005, a generic chain of custody model, covering the main forest certification schemes, was implemented at those forest departments and mills using wood from more than one forest certification scheme. Since June 2006, all of our pulp and paper mills have had a third party audited chain of custody in place. To ensure sustainable commercial use of forests, we provide extensive environmental training to our forestry department's entire field personnel.

        We have continued to improve the efficiency of our production processes and our use of energy for those processes. In 2006, paper production increased by 9%, as compared to a decrease of 6% in 2005 and by an increase of 6% in 2004. The average effluent amount of paper mills per produced paper ton decreased approximately 9% in 2006, as compared to a decrease of 3% in 2005 and a decrease of 6% in 2004, and the corresponding chemical oxygen demand (COD) of discharges decreased by approximately 4% in 2006, as compared to a decrease of 13% in 2005 and a decrease of 2% in 2004. The total fossil carbon dioxide emissions of mill power plants increased by 5% in 2006, as compared to a decrease of 5% in 2005 after having remained largely unchanged in 2004. The total solid waste deliveries, primarily ash from mill power plants, to landfills increased by approximately 25% in 2006, as compared to an increase of 8% in 2005 and a decrease of 26% in 2004, due to our increased use of biofuels. In 2006, biofuels accounted for approximately 57% of all fuels used in heat and electricity generation at our mills. We have continued to invest in biofuel-fired power plants.

        EU-wide trading of carbon dioxide emissions allowances started on January 1, 2005. Required carbon dioxide emission permits covering all our installations subject to the scheme have been granted to us. In 2006 and 2005, we used fewer allowances than were granted to us.

        We have made consistent efforts to increase the proportion of recycled fiber in the raw material base. We are the largest user of recovered paper for printing papers in Europe and the second largest in the world, with an annual consumption of 3.0 million tons in 2006, as compared to 2.9 million tons in 2005 and 2.8 million tons 2004. In 2006, 27% of our total fiber usage for paper production was gained from recovered paper.

        In 2006, we announced that we will use the following third-party certified environmental labels: European Eco-Label ("EU Flower"), PEFC and FSC. The EU Flower label proves that the paper fulfils certain environmental criteria, for example, that production has a lower environmental impact, including selection of raw materials, use of chemicals, use of fiber and energy, emissions from operations and waste management. The PEFC and FSC labels prove that wood raw material originates from certified and well-managed forests and the wood is legally logged and does not come from protected areas.

        We are included in the Dow Jones sustainability index DJSI STOXX for 2006/2007, an index that has been adopted by Dow Jones for companies that are industry leaders in economical, ecological and social sustainability. Companies being components of the Dow Jones sustainability indexes are assessed through an extensive third-party screening to be industry leaders in economical, ecological and social sustainability. During 2003-2006, our share has been a component of both DJSI World and DJSI STOXX and, in 2006 and 2005, we were selected to the DJSI World Forest Products & Paper industry index as sector leader. We also publish a separate, unaudited Environmental and Corporate Social Responsibility Report.

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

        The following table sets forth the significant subsidiaries owned, directly or indirectly, by UPM-Kymmene Corporation, their country of incorporation, the percentage of shares of that subsidiary that we own and the percentage of voting power we have in that subsidiary:

Name of Company	Country of Incorporation	Percentage Owned	Percentage Voting Power
UPM-Kymmene Beteiligungs GmbH	Germany	100%	100%
UPM-Kymmene Vervaltung GmbH	Germany	100	100
UPM-Kymmene Administrations GmbH & Co. KgaA	Germany	100	100
UPM-Kymmene Papier GmbH & Co. KG	Germany	100	100
Nordland Papier GmbH	Germany	100	100
UPM-Kymmene Canada Holdings Inc.	Canada	100	100
UPM-Kymmene Miramichi Inc.	Canada	100	100
UPM-Kymmene Investment Inc.	United States	100	100

Property, Plants and Equipment

        Our executive offices are located at Eteläesplanadi 2, Helsinki, Finland, in a building which we lease. We generally own all our manufacturing facilities. In addition to manufacturing facilities, we own a number of other facilities, including warehouses, distribution centers and shipping terminals.

        Our manufacturing facilities include the following:

Paper Divisions

Location of Facility	Unit	Capacity		Principal Activity
		(tons)
Austria
Steyrermühl	Steyrermühl	190,000		SC magazine paper
		300,000		newsprint
Canada
Miramichi, NB	Miramichi	450,000		LWC magazine paper
		150,000		timber, m3 in Other Operations
China
Changshu	Changshu	600,000		uncoated fine paper
		250,000		coated fine paper
Finland
Jämsänkoski	Jämsänkoski	620,000		SC magazine paper
		260,000		label papers (following conversion)
Kaipola	Kaipola	310,000		LWC magazine paper
		390,000		newsprint
Kajaani	Kajaani	170,000		SC magazine paper
		470,000		newsprint
Kuusankoski	Kymi	420,000	(1)	coated fine paper
		380,000		uncoated fine paper
		540,000		chemical pulp
Lappeenranta	Kaukas	580,000		LWC magazine paper
		740,000		chemical pulp
Pietarsaari	Wisapaper	190,000		kraft paper
	Wisapulp	800,000		chemical pulp
Rauma	Rauma	720,000		LWC magazine paper
		540,000		SC magazine paper
Valkeakoski	Tervasaari	350,000	(1)	kraft, envelope, release and base label papers
		240,000		chemical pulp
France
Docelles	Docelles	150,000		uncoated fine paper
Grand-Couronne	Chapelle Darblay	350,000		newsprint
Strasbourg	Stracel	280,000		LWC magazine paper
Germany
Augsburg	Augsburg	380,000		LWC magazine paper
		120,000		SC magazine paper
Dörpen	Nordland	925,000		coated fine paper
		585,000		uncoated fine paper
Schongau	Schongau	250,000		newsprint
		500,000		newsprint

Schwedt	Schwedt	300,000	newsprint
United Kingdom
Irvine	Caledonian	280,000	LWC magazine paper
Shotton	Shotton	520,000	newsprint
United States
Grand Rapids, MN	Blandin	350,000	LWC magazine paper

Converting Division

Location of Facility	Unit	Capacity	Principal Activity
(tons)
Australia
Braeside(2)	UPM Raflatac	n/a	label materials
China
Changshu	Walki Wisa Raflatac	n/a	packaging materials
Finland
Jyväskylä	Rafsec	n/a	label materials
Pietarsaari	Walki Wisa	n/a	packaging materials
Tampere	UPM Raflatac	n/a	label materials
Valkeakoski	Walki Wisa	n/a	packaging materials
France
Pompey (Nancy)	UPM Raflatac	n/a	label materials
Germany
Jülich	Walki Wisa	n/a	packaging materials
Steinfurt	Walki Wisa	n/a	packaging materials
Malaysia
Johor	UPM Raflatac	n/a	label materials
South Africa
Pinetown(2)	UPM Raflatac	n/a	label materials
Spain
Polinyá (Barcelona)	UPM Raflatac	n/a	label materials
Sweden
Örnsköldsvik	Walki Wisa	n/a	packaging materials
United Kingdom
Garstang(2)	Walki Wisa	n/a	packaging materials
Scarborough	UPM Raflatac	n/a	label materials
United States
Fletcher, NC	UPM Raflatac	n/a	label materials
Fletcher, NC(2)	Rafsec	n/a	label materials

Wood Products Division

Location of Facility	Unit	Capacity	Principal Activity
		(cubic meters)
Estonia
Otepää	Plywood	25,000	plywood
Finland
Heinola	Plywood	50,000	plywood
Joensuu	Plywood	55,000	plywood
Lahti	Plywood	n/a	plywood processing
Lappeenranta	Plywood	80,000	plywood
Pellos	Plywood	480,000	plywood
Savonlinna	Plywood	80,000	plywood
Jyväskylä	Plywood	100,000	plywood
Vuohijärvi	Plywood	80,000	veneer
Keuruu and Lohja	Plywood	18,000	plywood and veneer
	Plywood	(combined)
Russia
Chudovo	Plywood	100,000	plywood
		7,500	veneer
Austria
Steyrermühl	Sawmilling	350,000	timber
Finland
Heinola	Sawmilling	120,000	timber
		10,000	components
Kajaani	Sawmilling	150,000	timber
Korkeakoski	Sawmilling	330,000	timber
Lappeenranta	Sawmilling	500,000	timber
		60,000	timber components
Leivonmäki	Sawmilling	75,000	timber
Luumäki(2)	Planing	20,000	components
Aureskoski	Planing	90,000	components
Pietarsaari	Sawmilling+Planing	200,000	components
		45,000	components
Pori	Sawmilling	380,000	timber
Russia
Pestovo	Sawmilling	270,000	timber

(1)
For a discussion of possible changes to the annual capacity of our paper divisions, see "Item 4. Information on the Company—Development of the Company."

(2)
Leased facility.

        In addition to the manufacturing facilities listed above, we own nine hydro power plants with an aggregate capacity of 197 MW.

Item 4A.    Unresolved Staff Comments

        None.

Item 5.    Operating and Financial Review and Prospects

General

        The information in this item concerning our financial condition and results of operations refers to the consolidated financial statements included elsewhere in this annual report, which are prepared in accordance with IFRS. IFRS differs in certain significant respects from U.S. GAAP. A reconciliation of the amounts of net profit and shareholders' equity reported under IFRS to the amounts determined under U.S. GAAP is set out in Note 40 to the consolidated financial statements included elsewhere in this annual report. For a discussion of the principal differences between IFRS and U.S. GAAP, see "—Principal Differences Between IFRS and U.S. GAAP" in Note 40 of the notes to the consolidated financial statements included elsewhere in this annual report.

Overview

        We have a relatively broad product portfolio, but our focus is on papermaking. The sale of magazine papers, newsprint and fine and speciality papers amounted to approximately 70% of our total sales in 2006, compared with 68% in 2005 and 67% in 2004. We supply a broad range of paper products to our customers worldwide, including publishers, printers, retailers, converters and merchants. We derive additional revenue from the sale of converted products and wood products which both accounted for between 13% and 15% of our sales in the years 2006, 2005 and 2004. Converted products include pressure-sensitive labelstock, RFID labels and industrial wrappings. Converted products utilize our own proprietary technology and the division is a customer of our speciality paper businesses, which supply a significant portion of paper used in converting. Wood products, which consists of plywood and sawn timber, also supply wood raw material to pulp and paper production. We are well-integrated in key resources, with a high degree of self-sufficiency in pulp and energy, while our forest holdings serve as a strategic buffer in the Finnish wood market. We are still primarily a European company, as sales to Europe represented 73% of total sales during the year 2006, compared with 73% in 2005 and 74% in 2004. North America represented 13% of sales in 2006, compared with 14% in 2005 and 15% in 2004, and sales to the rest of the world represented the remaining 13% of sales in 2006, compared with 11% in 2005 and 11% in 2004. The geographic allocation of sales has remained similar over the past three years, but the importance of Asia and China in particular has been growing. See "Item 4. Business Overview—Market Area."

        The main driving forces in the paper and forest products industry are general economic performance, print media advertising, paper demand trends, the industry's capacity build-up through technological advancement ("capacity creep") and new investment, capacity closures, capacity utilization, commodity pricing, cost competitiveness and construction activity. The sales prices and capacity utilization rates for our main products are strongly affected by general business conditions in the markets in which we operate. Individual suppliers, due to a relatively large number of competitors, have very little influence on these factors and the resulting product sales cycles. As a result, the companies in the paper and forest products industry compete primarily on cost effectiveness to offset downturns in the sales cycles. Efficiency of operations, manufacturing costs and the prevailing exchange rates between producer and consumer countries affect profitability in our industry. We believe that, in order to be successful in the industry, a company should be positioned at the lower end of a cost curve in its core product areas, have a suitable, high-quality product mix and be located in the proximity to key global and local customers. Although we have been among the most profitable larger companies in the paper and forest products industry in recent years, our profitability position may fluctuate depending on differences in business conditions for different products as well as on changes in exchange rates.

        In order to maintain and improve our competitive position, our management has been focused on achieving greater efficiency and cost-control. Continuous cost savings measures that we have undertaken in recent years have reduced our unit manufacturing costs and supported our relative profitability in the current cycle. During 2003, we introduced a group-wide cost savings program aimed at achieving annual savings of €200 million by the beginning of 2005. We achieved the target ahead of time in the second quarter of 2004. In addition, the synergy benefits from our acquisition of Haindl in late 2001 positively affected our financial performance. The synergy benefits of €70 million were reached by the end of the third quarter in 2004 and exceeded thereafter. Our wood products operations have undergone a major restructuring in 2004 and 2005 intended to improve the cost structure of both sawmilling and plywood manufacturing. Closures of unprofitable papermaking units have also taken place. In 2003, two magazine paper machines at Blandin, with a combined annual production capacity of 157,000 tons, were closed. In 2004, the 100,000 tons per year speciality newsprint machine 17 at Voikkaa was closed down. At the end of 2005, two small MG kraft paper machines at Kuusankoski, with a combined annual production capacity of 20,000 tons per year, were permanently shut down.

        Furthermore, in March 2006, we announced a profit improvement program aimed at a profit improvement of €200 million on an annual basis by the end of 2008. The program includes closures of 675,000 tons of annual paper production capacity, 560,000 tons of which was closed in 2006, streamlining and reorganization of both business and functional operations and a total reduction of workforce by approximately 3,600 people. For a discussion of possible changes to the annual capacity of our paper divisions, see "Item 4. Information on the Company—Development of the Company."

Trends in Our Business

General

        In the early 1990s, numerous capacity expansions in the industry led to an oversupply of many forest products which, exacerbated by the recession in Western Europe and North America, led to reduced capacity utilization rates and intensified competition. Consequently, this period was characterized by lower paper and pulp prices. In 1994 and 1995, improvements in capacity utilization and price increases in certain paper grades created a favorable economic environment for industry participants. As a result of their improved financial position, paper producers then initiated a number of new capital investment projects. The overall capacity increase, however, was lower than during the previous industry cycle, as paper producers emphasized capacity gains through industry consolidation and greater financial strength. More controlled capital expenditure and consolidation have been characteristic of the industry in most recent years, although excessive investments have been made in some paper grades. Between 2001 and 2003, demand for most paper products was very weak, with declines in demand for certain paper grades resulting in oversupply and low prices. During 2004, paper demand began to strengthen and industry operating rates rose to a level where price increases were once again possible, mainly in North America and other non-European markets. During 2005, most paper prices noticeably increased in North America and other non-European markets, but in Europe fierce competition limited price increases particularly in magazine and fine papers. Despite rather vigorous economic growth in the United States, printing paper demand declined overall. In 2006, paper prices continued to increase in North America, but, with the exception of newsprint, prices remained practically unchanged in Europe although printing paper demand grew by more than 2%. In North America, printing paper demand declined again. In Asia, paper markets continued to grow strongly, but local capacity increases were substantial and the amount of net imports to the region declined, especially in the case of fine paper. Asian paper prices increased somewhat during the year.

        Although global consumption by end-users of most paper grades has in general increased relatively steadily by an average of approximately 2 to 3% annually in recent years, significant fluctuations in levels of stocks maintained by paper producers and customers have periodically increased variations in demand. For example, from time to time, cyclicality has resulted from the practice of customers leveraging inventory capacity by increasing stocks at lower prices and then reducing stocks as prices increase.

        Due to more subdued demand growth in mature North American and Western European markets, adverse price developments, cost pressures and resulting lower levels of profitability, industry participants have been more cautious about making significant investments in new production capacity over the past several years. European and North American paper producers have mainly invested in their production assets through rebuilding and acquisitions, particularly in North America, rather than through investing in new paper machines. New capacity has, however, been introduced in Asia and, to a lesser degree, in Europe in the area of newsprint, coated magazine and fine paper. Most recently, to control supply and avoid inventory build-up, several companies have announced significant restructuring programs including closure of capacity either permanently or temporarily. Capacity closures have taken place primarily in North America in the areas of newsprint and uncoated fine paper and in Europe in the areas of magazine and fine paper. For a discussion of our restructuring program and investment plans, see "Item 5. Recent Developments—Restructuring Activities" below.

        For certain paper grades, European industry participants also face a potential threat from producers in Asia and South America, as well as North America and Eastern Europe. Approximately one-tenth of the newsprint consumed in Europe comes from North America and Russia. Throughout the early 1990s, Asian producers increased their investments in new capacity and their share of world paper production rose. However, as a result of economic uncertainty in the area, these investments slowed down considerably from 1997 through the early 2000s as decreasing demand growth in the area resulted in over-capacity and local producers faced financial difficulties. Recently, the activity has picked up, with the growth of the Chinese paper market bringing opportunities for paper companies. Significant investments in paper capacity have recently been and are currently being made in China, including our new 450,000 tons per year fine paper machine, which started up in the summer of 2005 at Changshu.

Market Conditions for Paper Products

        The main driving forces behind the demand for paper are economic growth, advertising in printed media and circulation of magazines, newspapers and other paper-based material used by consumers. Changes in readers' habits and consumers' information sourcing, with the electronic media gaining popularity, play an increasingly important role as demand drivers for paper.

        The following tables set forth global demand for printing papers in 2006:

	Magazine Papers	Newsprint	Fine Papers
	(Million tons per year)
Europe	11.5	13.7	19.9
North America	8.4	13.3	18.2
Rest of the world	4.2	18.3	39.6

Total	24.1	45.3	77.7

	Magazine Papers	Newsprint	Fine Papers
	(Kilograms per capita per year)
Europe	15.6	18.7	27.2
North America	25.4	40.2	54.9
Rest of the world	0.8	3.4	7.3

World average	3.7	7.0	11.9

Sources: CEPIPRINT, CEPIFINE and Pulp and Paper Products Council ("PPPC").

        The following tables set forth changes in demand for printing papers in our principal markets, Europe and North America in the last five years:

Changes in Demand for Printing Papers

Paper Grade	2006	2005	2004	2003	2002
	(Percentage change from prior year)
Europe
Newsprint	3	1	7	0	(5)
SC magazine	7	(1)	3	2	(1)
Coated magazine	0	0	6	6	2
Coated fine paper	2	3	8	3	2
Uncoated fine paper	1	1	6	0	0
North America
Newsprint	(6)	(6)	(2)	(1)	(2)
SC magazine	(3)	4	(2)	6	6
Coated magazine	1	(3)	8	6	5
Coated fine paper	4	(2)	11	(4)	5
Uncoated fine paper	(1)	(4)	2	(2)	(2)

Sources: CEPIPRINT, CEPIFINE and PPPC.

        Paper demand fluctuations have been rather significant in recent years. Weaker economic growth in 2001, the subdued advertising market and the utilization of previously built up inventories resulted in a decreased demand for paper, especially in the United States but also in Europe. In 2002, improvements were seen in the North American market as the economic growth improved, but the European paper demand continued to be weak. In 2003, magazine paper demand picked up, but the demand for newsprint and fine paper was still weak on both continents. In 2004, as a result of strong economic growth, advertising, direct mail, pagination and classified advertisements increased. Accordingly, paper demand overall grew above historical average in both Europe and North America, by approximately 6% in Europe and by approximately 2% in North America. In 2005, European paper demand advanced by approximately 1%, but, in North America, led by large declines in newsprint and uncoated fine paper consumption, paper demand declined by approximately 3%. During 2006, paper demand grew by more than 2% in Europe, with all main grades posting positive growth, but the decline in North America continued, at a pace of more than 1%, with newsprint again leading the decline. Speciality paper demand (not included in the table) is generally more stable than that of commodity paper grades. Label paper demand has continued to grow over the past five years and the average annual growth over the longer term has been approximately 5%. Demand for packaging paper typically grows more slowly following the trends in industrial production in selected process industries.

        The following tables set forth changes in prices for printing papers in our principal markets, Europe and North America, in the last five years:

Changes in Prices for Printing Papers(1)

Paper Grade	2006	2005	2004	2003	2002
	(Percentage change from prior year)
Europe
Newsprint	5	4	(2)	(13)	(13)
SC magazine	0	1	(3)	(7)	(5)
Coated magazine	(1)	1	(3)	(10)	(10)
Coated fine paper	(1)	0	(4)	(11)	(7)
Uncoated fine paper	(2)	(3)	(6)	(10)	(5)
North America
Newsprint	9	10	10	10	(21)
SC magazine	2	8	4	3	(14)
Coated magazine	(1)	17	5	1	(15)
Coated fine paper	4	12	4	3	(12)
Uncoated fine paper	12	8	5	(5)	(5)

Sources: Pulp and Paper International (PPI) and Resource Information Systems, Inc. (RISI), benchmark prices.

(1)
Price changes in Europe are based on prices in euro and price changes in North America are based on prices in U.S. dollars.

        Paper prices generally fluctuate more than demand. At the beginning of 2001, due to good demand, prices for magazine papers and newsprint increased to near record levels in Europe. Fine and speciality paper prices, along with pulp prices, were however under pressure during the year in both Europe and North America. During 2002, prices of all main paper grades declined rapidly, as overcapacity became persistent. The market situation began to improve in North America late in the year, however, during 2003 prices began to gradually increase from their historically low 2002 levels, with the exception of uncoated fine paper. In Europe, average prices of newsprint, magazine papers and fine papers continued to decline sharply in 2003. During 2004, average prices of all main grades continued to erode even more in Europe. In 2004, European paper prices were at historically low levels, with prices approximately 15 to 25% lower than in 2000 depending on grade. In North America, the industry operating rates were higher and prices continued to rise during 2004. In 2005, European prices were largely similar to those of the previous year, with newsprint gaining ground and uncoated fine paper prices declining somewhat. In North America, further price increases were carried out and prices rose to levels well above their historical average. During 2006, prices for newsprint advanced in Europe, but prices for magazine and fine paper remained largely unchanged, as structural overcapacity continued to affect the market. Label paper prices were stable, in selected packaging paper grades some price increases took place.

Market Conditions for Pulp

        Pulp, which is a main ingredient in the manufacture of fine paper and an important element in the production of magazine papers and selected other paper grades, has a more volatile price history than paper. The table below sets forth the price development of the benchmark pulp grade, Northern Bleached Softwood Pulp ("NBSKP"), for the last five years.

Market Pulp (NBSKP) Prices, USD/ton

Year	Average	High	Low
2002	463	490	435
2003	526	560	440
2004	617	660	560
2005	610	650	585
2006	675	730	600

High/Low Based on Monthly Average Prices

        Global market pulp demand follows the paper business cycle. During 2001 and 2002, pulp markets were depressed due to weak paper demand, but with improving operating rates they improved somewhat in 2003. During 2004, prices rose due to a strong demand for pulp and a decrease in producer inventories. Led by the strong demand growth in Asia, particularly China, global pulp markets continued to be in balance during 2005 and the average price of softwood pulp did not change much from the previous year. Hardwood pulp prices, however, increased more. In 2006, global pulp markets were characterized by good demand, closures of capacity in North America and controlled inventory levels. As a result, successful price increases were implemented throughout the year and average prices of softwood pulp rose to USD 730/ton in December 2006.

        The direct impact of the fluctuation in market pulp prices on our overall profitability has been minimal since we use almost all our pulp production internally as raw material for our paper production and have a share of associated company Metsä-Botnia's pulp production available for our paper manufacturing. Overall, we are approximately 95% self-sufficient in chemical pulp.

Market Conditions for Converted Products

        The pressure-sensitive label stock market experienced rather weak demand in 2002 with some improvement in the latter half of the year, when signs of improved market conditions emerged. The industrial wrapping market also suffered from weak economic growth and subdued production levels by customer industries. During 2003, the North American market for pressure-sensitive labelstock improved, but the European demand was weak. Also, the Asian market developed positively. Weak demand in the paper and food industries led to weak markets for industrial wrappings in 2003. During 2004, the markets for converted products strengthened particularly in North America, but also in Europe. Asian demand also improved and selected price increases for pressure-sensitive label stock were carried out in main markets during 2004. The industrial wrappings market in Europe improved during 2004 as paper and other process industry operating rates rose and demand for paper-based wrappings increased. In 2005, solid market growth for pressure-sensitive labels was evident in all main markets. The demand growth for industrial wrappings was relatively stable, but competition was intense. In 2006, pressure-sensitive label stock markets grew by approximately 8% in Europe and also the U.S. market experienced growth of 3 to 4%. In Asia, the market experienced growth in excess of 10%. Some price increases were carried out in North America during the year. Industrial wrappings market demand grew marginally in Western Europe, but raw material price increases were not being transferred into product prices due to continued fierce competition.

Market Conditions for Wood Products

        Prices for plywood were relatively stable in 2001 as a result of good demand. During 2002, plywood prices declined somewhat due to fierce competition. Prices declined more noticeably in 2003 due to difficult market conditions and U.S. dollar based exporters becoming more active in the European market. The demand for plywood improved again in 2004 and the market became more favorable during the second half of the year. In 2005, plywood markets strengthened further and selected price increases took place. During 2006, helped by the high activity level in the construction, renovation and transport equipment industries, demand for plywood was strong. As a result, European prices increased during the year.

        Sawn timber markets were oversupplied in 2001 and prices weakened. In 2002, sawn timber prices remained low, but as a result of low inventories and relatively good demand, prices began to rise once again towards the end of the year. During 2003, the market weakened especially in the second half of the year due to oversupply and average sawn timber prices in 2003 were little changed as compared to the year before. During 2004, sawn timber markets continued to be oversupplied as production from Scandinavia and Eastern Europe entered the market. As a result, prices remained depressed throughout 2004. In 2005, the underlying demand for sawn timber was healthy in Europe but the market continued to be oversupplied. Signs of improving sawn timber markets did however emerge late in the year in Europe. In 2006, sawn timber demand in Europe continued at a brisk pace inasmuch as economic growth picked up. Due to restrictions in log supply and resulting production cutbacks, markets became tighter and prices rose markedly.

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

  •
  Impairment of non-current assets (long-lived tangible and intangible assets and investments).    We review long-lived assets and investments for potential impairment whenever events and changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We use our judgment when applying the impairment rules to determine when an impairment test is necessary. Factors that we consider, which could trigger an impairment review, include significant underperformance relative to historical or forecasted operating results, a significant decrease in the market value of an asset, a significant change in the extent or manner in which an asset is used and significant negative industry trends.

    Impairment is measured by comparing the carrying amount of the asset to its recoverable amount, which is primarily determined based on estimated future net cash flows expected to be generated by the asset. The most significant variables in determining cash flows are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows, such as product pricing production levels, product costs and market supply and demand. To the extent carrying values exceed recoverable amounts, an impairment loss is recognized in operating results. Under U.S. GAAP, we also evaluate the recoverability of the carrying amount of long-lived amortizing assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. The approach is similar to that under IFRS, except that we first evaluate recoverability of the asset based on undiscounted cash flows. If it is determined that a long-lived asset is not recoverable, an impairment loss would be calculated based on the excess of the carrying amount of the long-lived asset over its fair value, primarily determined based on discounted cash flows.

    Under IFRS, we review goodwill and intangible assets with indefinite useful lives at least annually to evaluate whether events or changes have occurred that would suggest an impairment of its carrying value. If this review indicates that goodwill will not be recoverable, as determined based on the estimated discounted cash flows of the cash-generating unit to which goodwill is allocated, impairment is measured by comparing the carrying value of the cash-generating unit to its recoverable amount.

    Under U.S. GAAP, as with IFRS, goodwill and intangible assets with indefinite useful lives are tested for impairment at least on an annual basis, or more frequently whenever events and circumstances indicate that the carrying amount may not be recoverable. The impairment test for intangible assets with indefinite useful lives is a comparison of carrying value with fair values, which is generally consistent with IFRS.

    The goodwill impairment test under U.S. GAAP involves a comparison of the fair value of each of our reporting units, with the carrying amounts of net assets, including goodwill, related to each reporting unit. If the carrying amount exceeds a reporting unit's fair value, the second step of the impairment test is performed to measure the amount of impairment loss, if any. The impairment loss is measured based on the amount by which the implied fair value of goodwill exceeds the carrying amount of goodwill in the reporting unit being tested. Fair values are determined based on valuations that rely primarily on the discounted cash flow method. As with IFRS, this method uses future projections of cash flows from each of our reporting units and includes, among other estimates, projections of future product pricing, production levels, product costs, market supply and demand, projected capital spending and an assumption of our weighted average cost of capital. Our evaluations of fair values include analyses based on the future savings generated by the underlying assets, estimated trends and other relevant determinants of fair value for these assets.

    Changes in any of these estimates, projections and assumptions could have a material effect on the recoverable amounts of the assets in future measurement periods and could result in an impairment with a material effect on our future net income and shareholders' equity under IFRS or U.S. GAAP.

  •
  Useful lives of tangible and intangible assets.    We calculate depreciation and amortization of tangible and intangible assets on a straight-line basis so as to write off the cost of the assets over their expected useful lives. The economic life of an asset is determined based on expected physical wear and tear, economic and technical aging, legal or other limits on the use of asset and obsolescence. If some of these factors were to deteriorate materially, resulting in an impairment of the assets' ability to generate future cash flows, we may accelerate depreciation and amortization to reflect the remaining useful life or record an impairment loss.

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

  •
  Pension and post-retirement benefits.    We operate a mixture of pension schemes in accordance with the local conditions and practices in the countries in which we operate. Such benefit plans vary according to the customary benefit plans prevailing in the country concerned. Most of these programs are defined benefit pension schemes with retirement, disability, death and termination income benefits. Several statistical and other actuarial assumptions are used in calculating the expense and liability related to the plans. These factors include assumptions about discount rate, expected return on plan assets, changes in future compensation and withdrawal. Statistical information used may differ materially from actual results due to changing market and economic conditions, changes in service period of plan participants or changes in other factors. Changes in actuarial assumptions are charged or credited to income statement over the remaining service lives of the employees and therefore affect recognized expenses and obligations in future periods. Significant differences in actual results and initial estimates or changes in assumptions may materially affect pension obligations and future expenses. The retirement income benefits are generally a function of years of employment and final salary with the company and are generally coordinated with local national pensions. Generally, the schemes are either funded through payments to insurance companies or to trustee-administered funds as determined by periodic actuarial calculations, or the obligations are assumed directly by us.

    Additionally, it is possible that the value of the plan assets could decline as a result of negative investment returns, which combined with increasing amounts of accumulated benefit obligations, could result in our Group being required to make significant cash contributions to our plans in future periods.

    For additional information regarding our pension plan assets, benefit obligations and accounting assumptions, see Note 29 and Note 40.I.(f) of the notes to the consolidated financial statements included elsewhere in this annual report.

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

Sensitivity Analysis

        The main factor affecting our financial results is the sales prices of our paper products. We estimate that a hypothetical 10% increase in paper prices would have had a positive effect of €340 million, €140 million and €250 million on the operating profits of our magazine papers division, newsprint division and fine and speciality paper division, respectively, for the year ended December 31, 2006. A similar 10% change in the volume delivered, on the other hand, would only have had less than half the effect on operating profits as compared to the same percentage change in paper prices. A 10% increase in the price of plywood and sawn timber would have had a positive effect of €60 million and €50 million, respectively.

        Long-term changes in exchange rates also have a marked impact on our financial results. We estimate that a hypothetical 10% change in the value of the U.S. dollar against the euro would result in a change of approximately €50 million in pre-tax profits in the short term and approximately €100 million in the long term under our current hedging policy and based on year-end 2006 net currency flows, which assumes that 50% of net currency exposure has been hedged for 12 months ahead in accordance with our hedging policy.

Cost Structure

        Our main costs and expenses are personnel expenses and the cost of our fiber raw materials. Delivery cost to customers worldwide is also a major cost factor. In 2006, costs and expenses totaled €8.5 billion, as compared to €8.1 billion and €8.5 billion in 2005 and 2004, respectively.

        The following is a breakdown of our cost structure (excluding depreciation) in 2006, 2005 and 2004:

	As a percentage of total costs
	2006	2005	2004
Personnel expenses	19%	19%	20%
Logs and pulpwood	14	13	14
Delivery	12	12	12
Chemicals and fillers	14	13	13
Energy	11	10	9
Recovered paper	3	3	3
Other raw materials	12	11	10
Other(1)	15	19	19

Total	100%	100%	100%

(1)
Other costs include, among others, maintenance costs, external services and administrative expenses.

        Of the world commodity prices, changes in crude oil have limited direct impact on us. We estimate that a hypothetical $5 per barrel increase in crude oil prices would decrease our operating profits by less than €10 million over a 12-month period. Indirect effects on our transportation costs and oil-based raw materials are greater.

Recent Developments

Recent Acquisitions and Divestments

        On February 26, 2007, we entered into an agreement for the disposition of Walki Wisa, a business unit in our Converting Division, to a private equity investor. We estimate the disposition, which is expected to be completed during the second quarter of 2007, to result in a capital gain of EUR 25 million, subject to certain closing adjustments. The transaction is subject to approval by competition authorities. Walki Wisa has production facilities in Finland, Sweden, Germany, the United Kingdom and China. Walki Wisa's sales amounted to EUR 287 million in 2006 and it employed approximately 950 persons, 600 of them in Finland, as of December 31, 2006.

        In June 2006, we disposed our group head office building and related real estate for a gain of €41 million.

        In August 2006, we sold our building materials merchant Puukeskus with a capital gain of €93 million. At the beginning of 2006, Puukeskus employed 608 people.

        In November 2005, we acquired the Russian wood procurement company ZAO Tikhvinsky Komplexny Lespromkhoz. The financial impact of the transaction was not significant.

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

Restructuring Activities

        In March 2006, we announced an extensive restructuring program, which is currently being implemented. In connection with this program, we (i) closed down our magazine paper mill, with a production capacity of 410,000 tons per year, in Voikkaa, Finland, in June 2006; (ii) closed down the coated fine paper machine 7, with a production capacity of 150,000 tons per year, at our Kymi mill in Kuusankoski, Finland, also in June; (iii) plan to close down the sack paper machine 6, with a production capacity of 115,000 tons per year, and the semi-alkaline pulp line at our Tervasaari mill in Finland, during the first half of 2007, and (iv) convert the production of coated magazine paper on the paper machine 4, with a production capacity of 120,000 tons, at our Jämsänkoski mill in Finland, to label papers in the first quarter of 2007. Through these closures and conversion, we expect to reduce our coated magazine paper capacity in Europe by 17% and our coated fine paper capacity in Europe by 12% and will cease our production of brown sack paper. The negotiations with our employees in connection with this program were carried out during 2006. The resulting impact is expected to be a total workforce reduction of approximately 3,600 employees during 2006-2008. Fixed asset write-offs related to the program amounted to €135 million in 2006, and a provision primarily for personnel reductions of €61 million was made in 2006. The cash effects of this program materialize primarily in 2006 and 2007. We do not anticipate a loss in revenues due to the program, except for approximately €50 million per year following the second quarter of 2007 as a result of the cessation of brown sack paper production. In addition, in connection with this program, we are investing approximately €325 million to improve the production efficiency of our Kymi pulp mill. The investment is expected to be completed during the summer of 2008.

        In October 2005, we concluded negotiations relating to the closure of two paper machines at our Kymi mill and closed down the machines. The paper machines had an aggregate annual capacity of 20,000 tons. The financial impact of the close-down on our results was insignificant.

        In December 2004, we closed the 240,000 tons per year kraft pulp mill at Miramichi in Canada. As a result, we booked a charge of €110 million in 2004 due to the Miramichi closing and associated restructuring charges.

        In October 2004, we restructured the Wood Products Division's businesses in Finland. As a result, our annual sawmilling production decreased by approximately 400,000 cubic meters and birch plywood production by approximately 70,000 cubic meters. Personnel reductions associated with these restructuring efforts were approximately 650 employees. We closed our Aureskoski sawmill and our Viiala plywood mill in Finland at the end of 2004 and our Kuopio plywood mill in Finland during the latter half of 2005. We also reduced the sawmilling production at our Alholma and Kajaani mills by approximately one third in 2005. We also adjusted our staff functions accordingly. We booked charges of €34 million relating to these restructurings.

        In May 2004, we closed down a book paper machine with a capacity of 100,000 tons per year, together with the adjacent stone ground-wood plant, at our Voikkaa paper mill. As a result, we booked a charge of €9 million in 2003.

Labor Disputes

        Following a ban on overtime work declared by the Finnish Paper Workers' Union and several illegal strikes, we together with other members of the Finnish Forest Industries Federation ("FFIF") began, on May 18, 2005, a lock-out at all Finnish pulp and paper mills which also affected our converting factories. The lock-out ended on July 1, 2005, when FFIF and the Finnish Paper Workers' Union signed a new collective agreement which will expire on May 31, 2008. The new collective agreement for salaried employees in the paper industry signed on July 17, 2005, will also expire May 31, 2008. In those industries which had joined the comprehensive agreement, a nationwide wage increase went into effect in June 2005 for salaried employees and in July 2005 for blue-collar employees.

        An eight-month strike at our Miramichi mill ended in August 2005 when the local Communications, Energy and Paper Workers' Union approved a new five-year collective agreement.

Currency Fluctuations

        The euro was introduced as our accounting currency on January 1, 1999. After its introduction, the euro has increasingly been used as the pricing currency, although sales also often take place in the customer's own currency and the breakdown of sales by country may also be partly indicative of the breakdown by currency. Additionally, long-fiber chemical pulp is generally priced in U.S. dollars. In general, the introduction of the euro has reduced our exposure to exchange rate fluctuations. In 2006, total foreign exchange gains resulting from currency fluctuations and included in the profit and loss account net of our hedging activities were €13 million, compared to gains of €19 million in 2005 and losses of €61 million in 2004. See "Item 11. Quantitative and Qualitative Disclosures about Market Risks."

        For additional discussion regarding the currency risk exposure of the Company, see "Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Exposure." During 2006, the U.S. dollar decreased in value against the euro by approximately 11.6% compared to the year-end rate for the previous year, and the value of the British pound sterling increased in 2006 by 2.0% from December 31, 2005.

Finnish Corporate Tax Rate

        Effective January 1, 2005, the Finnish corporate tax rate was reduced to 26% from 29%. This reduction has had a favorable impact on our net profit because, in the past, more than one-half of our profit before tax has been generated from our Finnish operations.

Changes in International Financial Reporting Standards (IFRS)

Standards, Interpretations and Amendments to Published Standards that Are Effective

        In 2006, we adopted all of the standards, interpretations and amendments to published standards issued by the International Accounting Standards Board (the "IASB") that are relevant to our operations and effective for accounting periods beginning on January 1, 2006. The adoption has resulted in changes to our accounting policies or the amounts reported for the current or prior years in the following areas:

        Amendment to IAS 19, Employee Benefits—Actuarial Gains and Losses, Group Plans and Disclosures, is effective for annual periods beginning on or after January 1, 2006. Inasmuch as we decided to retain our former accounting policy regarding the recognition of actuarial gains and losses, adoption of this amendment has only impacted the format and extent of disclosures presented in our financial statements (Note 29).

        IFRIC 8, Scope of IFRS 2, is effective for annual periods beginning on or after May 1, 2006. IFRS 2 applies to share based payment transactions in which the entity receives or acquires goods or services. IFRIC 8 includes into the scope of IFRS 2 the transactions where the entity, when granting its own shares, cannot identify the goods or services received. We early adopted IFRIC 8 as of the beginning of 2006 resulting in a charge in other costs and expenses of €3 million in 2006.

        Amendment to IAS 39, Financial Instruments: Recognition and Measurement—The Fair Value Option, is effective for annual periods beginning on or after January 1, 2006. The amendment changes the definition of financial instruments classified at fair value through profit or loss and restricts the ability to designate financial instruments as part of this category. This amendment does not have any impact on the classification and designation of our financial instruments classified as at fair value through profit or loss for the year ended December 31, 2006 or prior years.

        Amendment to IAS 21, The Effects of Changes in Foreign Exchange Rates—Net Investment in a Foreign Operation, is effective for annual periods beginning on or after January 1, 2006. The amendment has broadened and clarified the definition of a net investment. This amendment does not have any impact on our financial statements for the year ended December 31, 2006 or prior years.

        Amendments to IAS 39, Financial Instruments: Recognition and Measurement and IFRS 4 Insurance Contracts—Financial Guarantee Contracts, are effective for annual periods beginning on or after January 1, 2006. The amendments require issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognized at their fair value and subsequently measured at the higher of the unamortized balance of the related fees received and deferred, and the expenditure required to settle the commitment at the balance sheet date. These amendments do not have any impact on our financial statements for the year ended December 31, 2006 or prior years.

        IFRIC 4, Determining whether an Arrangement contains a Lease, is effective for annual periods beginning on or after January 1, 2006. We have reviewed our contracts to determine whether they are required to be accounted as leases in accordance with IAS 17, Leases. This interpretation does not have any impact on our financial statements for the year ended December 31, 2006 or prior years.

Standards, Interpretations and Amendments to Published Standards that Are Not Yet Effective

        Certain standards, interpretations and amendments to existing standards have been published that are mandatory for accounting periods beginning on or after January 1, 2007 but which we have not early adopted:

        IFRS 7, Financial Instruments: Disclosures, and a complementary amendment to IAS 1, Presentation of Financial Statements—Capital Disclosures, are effective for annual periods beginning on or after January 1, 2007. IFRS 7 introduces new disclosures to improve the information about financial instruments. The amendment to IAS 1 introduces disclosures about how an entity manages its capital. We will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning on or after January 1, 2007. Adoption of IFRS 7 and the amendment to IAS 1 will expand disclosures presented in the financial statements.

        IFRS 8, Operating Segments, is effective for annual periods beginning on or after January 1, 2009. IFRS 8 replaces IAS 14 Segment Reporting and requires the amount reported for each segment item to be the measure reported to the chief operating decision maker for the purposes of allocating resources to that segment and assessing its performance. We are currently evaluating the effects of implementing this standard.

        IFRIC 7, Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies, is effective for annual periods beginning on or after March 1, 2006. The interpretation provides guidance on how to apply the requirements of IAS 29 in a reporting period in which an entity identifies the existence of hyperinflation in the economy of its functional currency, when that economy was not hyperinflationary in the prior period. We do not expect the interpretation to be relevant for us.

        IFRIC 9, Reassessment of Embedded Derivatives, is effective for annual periods beginning on or after June 1, 2006. The interpretation concluded that an entity generally should not reassess its conclusion as to whether an embedded derivative needs to be separated from the hybrid contract after it is initially recognized. We do not believe that this interpretation should have a significant impact on the reassessment of embedded derivatives inasmuch as we already assess whether embedded derivatives should be separated using principles consistent with IFRIC 9.

        IFRIC 10, Interim Financial Reporting and Impairment, is effective for annual periods beginning on or after November 1, 2006. The interpretation concludes that an impairment loss recognized in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost should not be reversed in subsequent interim financial statements or in annual financial statements. We do not believe that this interpretation should have an impact on our financial statements.

        IFRIC 11, IFRS 2—Group and Treasury Share Transactions, is effective for annual periods beginning on or after March 1, 2007. The Interpretation addresses how to apply IFRS 2 Share-based Payment to share-based payment arrangements involving an entity's own equity instruments or equity instruments of another entity in the same group (e.g., equity instruments of its parent). We do not believe that this interpretation should have an impact on our financial statements.

        IFRIC 12, Service Concession Arrangements, is effective for annual periods beginning on or after January 1, 2008. This interpretation addresses the accounting by private sector operators involved in the provision of public sector infrastructure assets and services. We do not expect the interpretation to be relevant for us.

New U.S. GAAP Pronouncements

        In February 2006, the U.S. Financial Accounting Standards Board (the "FASB") issued Statement No. 155, Accounting for Certain Hybrid Financial Instruments—an Amendment of FASB Statement No. 133 and 140, which provides entities with relief from having to separately determine the fair value of an embedded derivative that would otherwise be required to be bifurcated from its host contract in accordance with SFAS No. 133. This statement allows an entity to make an irrevocable election to measure such hybrid financial instruments at fair value in its entirety, with changes in fair value recognized in earnings. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of the first fiscal year that begins after September 15, 2006. We do not believe that the adoption of FAS 155 will have a material impact on our consolidated financial statements.

        In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109. This FASB Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and transition provisions, and significantly expands income tax disclosure requirements. It applies to all tax positions accounted for in accordance with SFAS No. 109 and is effective for fiscal years beginning after December 15, 2006. We are currently estimating the impact of implementing FIN 48.

        In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. This Statement does not add any new fair value measurements but improves existing guidance for measuring assets and liabilities using fair value including defining fair value, establishes a framework for measuring fair value, and expands disclosures about fair value. This Statement emphasizes that fair value is a market based measurement and sets forth a fair value hierarchy with the highest priority being quoted prices in active markets. This Statement is effective for fiscal years beginning after November 15, 2007. We are currently estimating the impact of implementing FAS 157.

        In February 2007, the FASB issued statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115, which permits entities to measure many financial instruments and certain other items at fair value. This Statement's objective is to improve financial reporting by allowing entities to mitigate volatility in reported earnings caused by the measurement of related assets and liabilities using different attributes, without having to apply complex hedge accounting provisions. SFAS No. 159 is effective as of the beginning of a reporting entity's first fiscal year beginning after November 15, 2007. We do not believe that the adoption of FAS 159 will have a material impact on our consolidated financial statements.

Results of Operations

        The following tables set forth the sales and operating profits of our divisions in accordance with IFRS and the production and delivery volumes of paper and wood products for the three most recent years:

	Year ended December 31,
	2006	2005 (As Revised)	2004 (As Revised)
	(€ in millions)
Sales by Division
Paper Divisions
Magazine papers	3,354	3,094	3,308
Newsprint	1,436	1,308	1,304
Fine and speciality papers	2,560	2,234	2,286
Converting division	1,274	1,347	1,414
Wood products division	1,321	1,290	1,492
Other operations	571	517	538
Interdivisional sales	(494)	(442)	(522)

Total	10,022	9,348	9,820

	Year ended December 31,
	2006	2005 (As Revised)	2004 (As Revised)
	(€ in millions)
Operating Profit by Division
Paper Divisions
Magazine papers	(56)	(76)	(67)
Newsprint	148	77	(7)
Fine and speciality papers	108	85	171
Converting division	64	70	71
Wood products division	144	6	111
Other operations	128	156	392

Total	536	318	685

	Year ended December 31,
	2006	2005	2004
	(In 1,000 tons, except sawn timber and plywood)
Production
Papers total	11,151	10,223	10,886
Chemical pulp	2,095	1,840	2,243
Plywood, 1000 m3	955	916	969
Sawn timber, 1000 m3	2,357	2,147	2,409
Deliveries
Magazine papers	4,761	4,486	4,940
Newsprint	2,677	2,592	2,719
Fine and speciality papers	3,550	3,060	3,074
Converting papers	—	34	59

Total	10,988	10,172	10,792

The Year ended December 31, 2006 Compared to the Year ended December 31, 2005

Sales

        General.    Our sales were €10,022 million for the year ended December 31, 2006, as compared to €9,348 million for the year ended December 31, 2005. Our total paper deliveries for the year ended December 31, 2006 amounted to 10,988,000 tons, an increase of 8% compared with 10,172,000 tons for the year ended December 31, 2005. Deliveries increased due to a more than 2% increase in paper demand in Europe and continued robust demand in Asia as well as the absence of negative effects on paper deliveries comparable to the impact in 2005 of the seven-week labor dispute in Finland and the eight-month strike at the Miramichi mill. Sales were also positively affected by the higher newsprint prices in Europe and higher magazine paper prices in North America and other non-European markets. The strong volume growth, as well as the slightly higher prices in the United States of our pressure-sensitive labels business, also increased sales as did the higher deliveries and sales prices of wood products. The average euro vs. U.S. dollar exchange rate was 1.2661 in 2006 compared to 1.2400 in 2005, thereby having a limited negative effect on our U.S. dollar-denominated export sales from Europe. Losses of €10 million on foreign currency hedges reduced sales in 2006, compared with gains of €2 million for the year 2005.

        Magazine Papers.    Sales in our Magazine Papers Division were €3,354 million for the year ended December 31, 2006, an increase of 8.4% from sales of €3,094 million for the year ended December 31, 2005. Sales were mainly boosted by higher volume of deliveries, which were 4,761,000 tons in 2006, up by 6.1% from 4,486,000 tons in 2005. During the year ended December 31, 2005, deliveries were negatively affected by the Finnish labor dispute and the strike in Miramichi. In 2006, deliveries were supported by the higher magazine paper demand in Europe. Demand for coated magazine paper was practically unchanged in Europe, but the demand for uncoated magazine paper increased by 7% in 2006 as compared with 2005. In North America, magazine paper demand declined somewhat. The growth in the circulation of general interest magazines was subdued and advertising pages showed only very modest growth. Publishers continued to launch special-interest magazines to attract especially younger consumers in a competition for their media interest as offering and services by the electronic media continued to win market share.

        Average magazine paper prices in Europe and North America in 2006 as compared to 2005 were practically unchanged. In the United States, the average dollar-based magazine paper prices were also largely on the same level in 2006, as the magazine paper prices there increased early in the year but started to decline towards the end of the year.

        Newsprint.    Sales in our Newsprint Division were €1,436 million for the year ended December 31, 2006, an increase of 9.8% from sales of €1,308 million for the year ended December 31, 2005. Deliveries of newsprint increased 3.3% to 2,677,000 tons for the year ended December 31, 2006 from 2,592,000 tons for the year ended December 31, 2005. The deliveries for 2005 were negatively impacted by the effects of the Finnish labor dispute. Besides the effect of the Finnish labor dispute, sales in our Newsprint Division were positively affected by the 2% growth in European newsprint demand in 2006, driven by the popularity of free newspapers and good growth in the Eastern European markets. Many newspaper publishers invested heavily in electronic content offering and newspaper advertising pages in many European markets suffered. Demand growth for speciality newsprint grades in Europe was flat for the year 2006 as compared with 2005.

        On average, European market prices for newsprint were up by 5% for the year ended December 31, 2006 as compared to the year ended December 31, 2005. In other markets, including the United States and Asia, newsprint prices on average were nearly 10% higher in 2006. In the United States, prices however began to decline towards the end of the year.

        Fine and Speciality Papers.    Sales in our Fine and Speciality Papers Division were €2,560 million for the year ended December 31, 2006, an increase of 14.6% from sales of €2,234 million for the year ended December 31, 2005. Deliveries of fine and speciality papers increased by 16.1% to 3,550,000 tons for the year ended December 31, 2006 from 3,060,000 tons for the year ended December 31, 2005. In 2005, the Finnish labor dispute negatively affected deliveries of our Kymi fine paper mill and speciality papers. In 2006, sales were positively affected by the 2% increase in European fine paper demand, which was approximately the same for both uncoated and coated grades. In addition, the strong Asian, especially Chinese, fine paper demand growth, increased sales as the new capacity introduced at our Changshu mill in mid-2005 was utilized close to the maximum level in 2006. In North America, fine paper consumption growth was slightly negative, as uncoated fine paper demand declined by 1% and coated fine paper demand increased by 4%. Supported by the growth in pressure-sensitive labels, demand for label papers grew throughout the year and sales increased by more than 10%. Demand growth for packaging papers was more modest but sales growth was strong following the effects of the Finnish labor dispute in 2005.

        In 2006, sales of fine and speciality papers were negatively affected by slightly lower prices. In Europe, prices of uncoated fine papers on average declined by 2%. Average prices of coated fine papers, in turn, declined by only 1%. In China, average prices were somewhat higher in 2006 than in 2005 as price increases were carried out especially in the second half of the year 2006 to mitigate the effects of higher pulp prices. The average prices for label papers in 2006 were largely similar to those in 2005. The average prices for packaging papers increased marginally.

        Converting.    Sales in our Converting Division were €1,274 million for the year ended December 31, 2006, a decrease of 5.4% from sales of €1,347 million for the year ended December 31, 2005. The divestment of Loparex with annual sales of €337 million during August, 2005, negatively affected sales. Higher deliveries of especially pressure-sensitive labels increased sales in 2006. In addition, sales in 2005 were negatively affected by the Finnish labor dispute.

        Sales by UPM Raflatac increased 14.9% to €987 million for the year ended December 31, 2006 from €859 million for the year ended December 31, 2005. The demand for pressure-sensitive labels grew by approximately 8% in Europe and the growth in North American market was estimated at 3-4%. Strong growth continued in Asia and South America, although from a markedly lower base. UPM Raflatac gained market share in the two most important markets for its products, especially in North America. Small increases in prices were carried out in the United States but otherwise overall average prices were largely the same in 2006 as compared with 2005. RFID business grew in volume terms by more than 70%, but sales were still modest, as unit prices of RFID tags continued to decline and the business was yet to experience major commercialization.

        Sales by Walki Wisa increased 6.7% to €287 million for the year ended December 31, 2006 from €269 million for the year ended December 31, 2005. Sales increased as demand for industrial wrappings in Europe was quite healthy and capacity utilization was high. Also, the effects of the Finnish labor dispute negatively affected sales in 2005. In February 2007, we entered into an agreement for the divestment of Walki Wisa. See "Item 5. Operating and Financial Review and Prospects—Recent Developments—Recent Acquisitions and Divestments."

        Wood Products.    Sales in our Wood Products Division were €1,321 million for the year ended December 31, 2006, an increase of 2.4% from sales of €1,290 million for the year ended December 31, 2005. Sales increased due to higher volumes of plywood deliveries and markedly higher volumes of sawn timber deliveries. In addition, average sales prices were higher in 2006 than during 2005. On the other hand, sales were negatively affected by the sale of Loulay plywood mill in April, 2006 and by the sale of Finnish building supplies retail chain Puukeskus in August, 2006. The combined negative impact of these two divestments on 2006 sales was approximately €110 million.

        Our plywood operations had sales of €578 million for the year ended December 31, 2006, an increase of 5.9% from the sales of €546 million for the year ended December 31, 2005. Plywood production increased 4.3% to 955,000 cubic meters for the year ended December 31, 2006, as compared to plywood production of 916,000 cubic meters for the year ended December 31, 2005. Birch plywood and veneer demand was strong during 2006, as the activities of the construction, interior and transport equipment industries were at a high level in Europe. Spruce plywood market also held up relatively well. Average prices for plywood and veneer were 1–5% higher, depending on grade, in 2006 compared to 2005.

        Our sawmilling operations generated sales of €529 million in 2006, an increase of 17.0% from sales of €452 million for the year ended December 31, 2005. Production of sawn timber increased by 9.8% to 2,214,000 cubic meters in 2006 compared with 2,017,000 cubic meters in 2005. Sawn timber demand in Europe was supported by healthy level of construction activity. In addition, the shortages in log supply restricted production thereby improving market balance. Average prices of sawn timber and processed goods were 5–16% higher in 2006 than in 2005, depending on the grade, resulting in positive contribution to sales.

        Our building supplies trade operations had sales of €300 million for the year ended December 2006, a decrease of 24% from sales of €394 million for the year ended December 31, 2005. The sales both in 2006 and in 2005 were those of Puukeskus, which was divested in August, 2006.

        Other Operations.    Sales to third parties by Other Operations amounted to €571 million for the year ended December 31, 2006, an increase of 10.4% from sales of €517 million for the year ended December 31, 2005. Third party sales of our forest operations rose due to higher fellings from our own forests and somewhat higher wood prices in Finland. In addition, outside sales of our energy operations increased, partially caused by the 66% higher market price for electricity on the Nordic Electricity Exchange.

Operating Profit (loss)

        General.    Our operating profit for the year ended December 31, 2006 totaled €536 million, an increase of 68.6% from operating profit of €318 million for the year ended December 31, 2005. The operating profit in 2006 included a capital gain of €93 million resulting from the sale of Puukeskus and a capital gain of €41 million from the sale of our head office real estate in Helsinki, Finland. In 2005, we reported a capital gain of €26 million from the sale of Loparex.

        In 2006, operating profit included a €61 million provision for personnel expenses, an impairment charge of €115 million on the production facilities at Miramichi magazine paper mill, a €135 million impairment charge mostly attributable to the closure of Voikkaa paper mill, other restructuring charges of €7 million, charges of €10 million from the sale of Loulay S.A. plywood mill and a donation of €5 million to a Cultural Foundation in Finland. In 2005, operating profit included a €151 million impairment charge related to the magazine paper mill at Miramichi, a €8 million write-off at Nordland fine paper mill in connection with the rebuild of a paper machine, a €25 million impairment charge related to Finnish sawmilling operations, a €7 million expense relating mainly to restructuring of the sales network in our Wood Products Division and a €57 million charge related to the fine imposed by the EU competition authorities concerning anti-competitive activities of Rosenlew Oy's plastic industrial sack business, which was sold in 2000.

        Magazine Papers.    We incurred an operating loss for our Magazine Papers Division of €56 million for the year ended December 31, 2006, compared with an operating loss of €76 million for the year ended December 31, 2005. The 2006 operating loss included an impairment charge of €115 million on the production facilities at Miramichi magazine paper mill, whereas the 2005 operating loss includes an impairment charge of €151 million related to the Miramichi mill. In addition, the 2006 results included an impairment charge of €116 million related to the closure of Voikkaa mill and personnel charges of €28 million related to the profit improvement program. Also in 2005, a €17 million provision was booked for pension costs at the Miramichi mill and a one-off depreciation charge of €5 million was made at our Augsburg mill. Excluding the above items, the higher deliveries and slightly higher average prices reduced the operating loss by approximately €133 million. In addition, our efficiency improved, as we closed down the high-cost Voikkaa mill and transferred its production to other units, which were then able to operate at higher utilization rates. Although the surge in energy costs and prices for certain raw materials was not as steep in 2006 as during 2005, higher raw material and energy prices in 2006 negatively affected our operating profits by approximately €56 million as compared to 2005. Inasmuch as the average exchange rate between the U.S. dollar and the euro was approximately the same for the year 2006 as for the year 2005, profitability was little affected by changes in exchange rates.

        Newsprint.    We had an operating profit for our Newsprint Division of €148 million for the year ended December 31, 2006, compared with an operating profit of €77 million for the year ended December 31, 2005. A charge of €5 million was included in the 2006 operating profit, relating to the profit improvement program. In 2005, operating profit included a one-time depreciation charge of €5 million for our old assets at the Augsburg mill. Higher prices and volumes contributed approximately €105 million to the increase in operating profit in 2005. We continued to improve our efficiencies, by finding solutions to limit our raw materials expenditure while optimizing our production runs at paper mills. The price of recovered paper, the primary raw material for the production of newsprint, started to increase towards the end of the year 2006, but on average, as purchased by us, was only 0.5% higher in 2006 than during 2005, therefore, having no material impact on the operating profit. Energy costs continued to rise in 2006, although at a lower rate than in 2005, resulting in additional costs of €35 million for 2006 as compared to 2005.

        Fine and Speciality Papers.    Operating profit for our Fine and Speciality Papers Division was €108 million for the year ended December 31, 2006, an increase of 27.1% from operating profit of €85 million for the year ended December 31, 2005. In 2006, operating profit included €38 million in personnel and impairment charges related to the profit improvement program. The result in 2005 included a €8 million write-off related to the paper machine rebuild at Nordland. Profitability for the year 2006 improved by €115 million, as compared to the year 2005, as a result of improved sales due to higher volume of deliveries partially offset by the impact of slightly lower prices. The profit contribution from China, as a result of the second machine at Changshu mill operating for the full year for the first time in 2006, was material. Production efficiency improved resulting in further profit improvement. On the other hand, higher costs for chemicals, fillers and other variable items had a negative impact of €78 million on the operating profit. Speciality paper operations had somewhat lower profits in 2006 compared with 2005, caused mainly by the effects of the rebuild of the label paper machine 8 at the Tervasaari mill in the first quarter of 2006. Label paper market continued to grow and prices were stable. The profitability of packaging paper operations improved, as selected price increases were carried out in the sector and deliveries increased.

        Converting.    Operating profit for our Converting Division was €64 million for the year ended December 31, 2006, a decrease of 8.6% from operating profit of €70 million for the year ended December 31, 2005. In 2005, operating profit included a gain of €26 million from the sale of Loparex. Operationally, the year 2006 was strong for our pressure-sensitive labels business. Operating profit margin improved, driven by more efficient use of capacity, enabled by 16% higher volumes and slightly higher sales prices in the U.S. market. Industrial wrapping business had improved profitability, driven by the effects of internal rationalization and efficiency improvements. On the other hand, higher raw material prices affected profitability negatively. In the RFID business, unit prices decreased while volumes increased by more than 70%. The RFID business continued to operate at a loss.

        Wood Products.    Operating profit for our Wood Products Division was €144 million for the year ended December 31, 2006, compared with operating profit of €6 million for the year ended December 31, 2005. In 2006, operating profit included a loss of €10 million on the sale of Loulay plywood mill and a capital gain of €93 million on the sale of Puukeskus. In 2005, operating profit included €32 million of charges related to the impairment and restructuring. The profitability of our plywood and sawmilling businesses benefited from higher average prices and volumes. On the other hand, operating profit was negatively affected by somewhat higher wood costs in Finland. Plywood business maintained its operating profit margins and sawmilling operations improved from an operating loss to clear operating profit. Our Finnish wood-based building supplies trade business, Puukeskus, recorded a good level of profitability before it was divested in the third quarter of 2006.

        Other Operations.    Operating profit from Other Operations was €128 million for the year ended December 31, 2006, compared to operating profit of €156 million for the year ended December 31, 2005. In 2006, operating profit included a €41 million capital gain from the sale of our group head office real estate and a €5 million charge related to the donation to Cultural Foundation in Finland. Also, the 2006 operating profit was charged with a €126 million fair value change of biological assets and wood harvested. In 2005, a €57 million charge related to the fine imposed by the EU competition authorities was reflected in operating profit.

        Our forestry operations contributed operating loss of €19 million in 2006, compared to operating profit of €64 million in 2005. Wood harvest volumes from own forests grew markedly and stumpage prices rose, contributing to operating profit. Operating profit was reduced by the €126 million fair value change of biological assets and wood harvested. The value of wood harvested from our forests was €107 million in 2006 compared with €34 million in 2005. The change in the fair value of biological assets (living trees) was a negative €19 million in 2006 compared with a positive €68 million in 2005.

        Our energy operations contributed operating profit of €94 million in 2006, compared to operating profit of €135 million in 2005. This decrease was due to lower utilization of low-cost hydropower caused by the lower level of water reservoirs in Finland.

        Our share of the results after tax of associated companies contributed €61 million for the year ended December 31, 2006, compared with €41 million for the year ended December 31, 2005. The share of result after tax of Metsä-Botnia was €69 million in 2006 compared with €36 million in 2005. Metsä-Botnia's sales volumes increased and the pulp prices rose. Average bleached long-fiber pulp prices in Europe were USD 675 per ton in 2006 compared with USD 610 per ton in 2005. Meanwhile, hardwood pulp prices increased on average to USD 638 per ton from USD 470 per ton. Our other main associated company, Pohjolan Voima, has a mission to provide energy to its shareholders at cost and hence its operating profit tends to be close to zero. For the year ended December 31, 2006, our share of Pohjolan Voima's results was a negative €14 million.

Financial Items

        Our interest and other finance expenses net for the year ended December 31, 2006, were a negative €185 million compared to a negative €147 million a year earlier. Our net interest-bearing debt declined but interest rates increased during the year. Our net capital gains on available-for-sale investments for the year ended December 31, 2006 were a negative €2 million compared with a positive €90 million in 2005 due to the sale of Metso shares. Exchange rate and fair value gains and losses were a gain of €18 million for the year ended December 31, 2006 and a loss of €4 million for the year ended December 31, 2005. Our net interest-bearing liabilities decreased by €788 million during 2006 to €4,048 million as of December 31, 2006 from €4,836 million as of December 31, 2005. The decrease was due mainly to asset sales and higher net cash provided by operating activities.

Profit (loss)

        We had a profit before tax of €367 million for the year ended December 31, 2006, an increase of 43% from profit before tax of €257 million for the year ended December 31, 2005. We had tax charges of €29 million for the year ended December 31, 2006, compared to tax charge of €46 million for the year ended December 31, 2005. The 2006 taxes included a €20 million income due to an increase in deferred tax assets related to the change in the Group's structure, expense of €22 million due to the decrease in the income tax rates in Canada and income of €28 million from a tax receivable arising from the change in German tax legislation. The 2005 taxes include a positive change of €58 million in deferred tax assets arising from the losses made by our Miramichi mill.

        Profit for the period amounted to €338 million for the year ended December 31, 2006, compared to €211 million for the year ended December 31, 2005.

The Year ended December 31, 2005 Compared to the Year ended December 31, 2004

Sales

        General.    Our sales were €9,348 million for the year ended December 31, 2005, as compared to €9,820 million for the year ended December 31, 2004. Our total paper deliveries for the year ended December 31, 2005 amounted to 10,172,000 tons, down by 6% compared with 10,792,000 tons for the year ended December 31, 2004. One of the main reasons for this decrease in paper deliveries is the seven-week labor dispute in Finland and the eight-month strike at the Miramichi mill. Although the decrease in deliveries and the divestments of selected businesses, including Brooks and Anco Træ wood based building supplies businesses in 2004, with combined annual sales of €265 million, and Loparex in the autumn of 2005, with annual sales of €337 million, negatively affected sales, higher paper prices particularly in the United States as well as the growth of our pressure-sensitive labelstock business increased sales. The effects of currency exchange rate movements on sales were minimal, as the average euro vs. U.S. dollar exchange rate changed only slightly in 2005 versus 2004. Gains of €2 million on foreign currency hedges are included in our sales, compared with gains of €26 million for the year ended December 31, 2004.

        Magazine Papers.    Sales in our Magazine Papers Division were €3,094 million for the year ended December 31, 2005, a decrease of 6.5% from sales of €3,308 million for the year ended December 31, 2004. Deliveries of magazine papers were 4,486,000 tons in 2005, down by 9.2% from 4,940,000 tons in 2004. The Finnish labor dispute during the second quarter and the strike in Miramichi resulted in decreased deliveries. After the labor disputes ended, production levels returned to normal relatively quickly. Demand for coated magazine paper was similar in Europe, but declined by 3% in the United States in 2005 as compared to 2004. Demand for uncoated magazine paper in turn decreased 1% in Europe and increased 3% in the United States as buyers substituted more expensive coated paper with uncoated grades. Overall, the circulation of general interest magazines and magazine advertising pages showed weaker trends, but conditions in the special-interest magazine market were more favorable and growth in direct mail advertising continued.

        Sales of magazine paper were positively affected by the approximately 1% higher average magazine paper prices in Europe in 2005 as compared to 2004. In the U.S., the dollar-based magazine paper prices in North America increased by approximately 14% in 2005.

        Newsprint.    Sales in our Newsprint Division were €1,308 million for the year ended December 31, 2005, at the same level as sales of €1,304 million for the year ended December 31, 2004. Deliveries of newsprint declined 4.7% to 2,592,000 tons for the year ended December 31, 2005 from 2,719,000 tons for the year ended December 31, 2004 primarily due to the effects of the seven-week Finnish labor dispute. Standard newsprint demand in Europe, our main market, increased 1%, driven by the growth in newspaper advertising and classified advertisements particularly in Germany and new European Union countries. Demand for speciality newsprint grades in Europe changed only slightly for the year ended December 31, 2005.

        On average, newsprint market prices were up by 4% for the year ended December 31, 2005 as compared to the year ended December 31, 2004. In other markets, including the United States and Asia, newsprint prices continued to rise throughout the year, averaging more than 10% in 2005.

        Fine and Speciality Papers.    Sales in our Fine and Speciality Papers Division were €2,234 million for the year ended December 31, 2005, a decrease of 2.3% from sales of €2,286 million for the year ended December 31, 2004. Deliveries of fine and speciality papers decreased only slightly, by 0.5% to 3,060,000 tons for the year ended December 31, 2005 from 3,074,000 tons for the year ended December 31, 2004. The Finnish labor dispute negatively affected deliveries of our Kymi fine paper mill and speciality papers. The commencement of commercial production of the second paper machine in China in mid-year positively contributed to deliveries. Demand for fine paper in Europe, during the year ended December 31, 2005, continued to increase from the year ended December 31, 2004. Demand for uncoated fine paper grew by approximately 1% and demand for coated fine paper by approximately 3%. Strong demand for fine paper continued in China, supported by China's more than 9% economic growth. In North America, fine paper consumption declined. For label papers, demand grew throughout the year while the demand for packaging papers was more stable.

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

        Converting.    Sales in our Converting Division were €1,347 million for the year ended December 31, 2005, a decrease of 4.7% from sales of €1,414 million for the year ended December 31, 2004. The decrease was caused by the divestment of Loparex during August 2005 and the lower sales by Walki Wisa due to the effects of the labor dispute in Finland. The higher demand and, particularly, deliveries of pressure-sensitive labels produced by our UPM Raflatac subsidiary, increased sales.

        Sales by UPM Raflatac increased 10% to €859 million for the year ended December 31, 2005 from €784 million for the year ended December 31, 2004. The demand for pressure-sensitive labels grew in all our key markets, but the strongest growth for UPM Raflatac took place in North America, where new capacity was started up during the year. Also, sales in Asia-Pacific increased more than 10%. The increase in sales was a result of increased deliveries, as there was little change in overall average prices for our products. Rafsec almost doubled its delivery volumes during 2005, but sales in this stage are still modest as business is at its infancy stage.

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

        Wood Products.    Sales in our Wood Products Division were €1,290 million for the year ended December 31, 2005, a decrease of 13.5% from sales of €1,492 million for the year ended December 31, 2004. This decrease was mainly due to the sale of our building supplies trade businesses of Anco Træ and Brooks during 2004, when these two businesses had combined sales of €160 million. Lower sawn timber deliveries also contributed to decreased sales.

        Our plywood operations had sales of €546 million for the year ended December 31, 2005, a decrease of 4.7% from the sales of €573 million for the year ended December 31, 2004. Plywood production decreased 5% to 916,000 cubic meters for the year ended December 31, 2005, as compared to plywood deliveries of 969,000 cubic meters for the year ended December 31, 2004. Demand for birch plywood was robust in 2005 and the spruce plywood market was satisfactory. Spruce plywood price increases carried out during the year also contributed to the increase in sales.

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

Operating Profit (loss)

        General.    Our operating profit for the year ended December 31, 2005 totaled €318 million, a decrease of 53.6% from operating profit of €685 million for the year ended December 31, 2004. In 2005, we reported a capital gain of €26 million from the sale of Loparex but in comparison, the 2004 operating profit included a gain of €110 million resulting from the sale of our Brooks building supplies trade business and income of €249 million resulting from the change in Finland's employment pension scheme. Other changes in pension accounting resulted in income of €23 million in 2004. In addition, operating profit in 2004 included €100 million in goodwill depreciation, while in 2005 goodwill was no longer depreciated.

        In 2005, operating profit included a €151 million impairment charge related to the magazine paper mill at Miramichi, a €8 million write-off at Nordland fine paper mill in connection with the rebuild of a paper machine, a €25 million impairment charge related to Finnish sawmilling operations, a €7 million expense relating mainly to restructuring of the sales network in our Wood Products Division and a €57 million charge related to the fine imposed by the European Union competition authorities concerning anti-competitive activities of Rosenlew Oy's plastic industrial sack business, which was sold in 2000. In 2004, costs included in the operating profit were the €110 million associated with the closure of Miramichi pulp mill, €34 million for restructuring our Finnish wood products operations, €19 million made in relation to long-term wood supply agreements in the United Kingdom and €11 million for group restructuring.

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

        Magazine Papers.    We incurred an operating loss for our Magazine Papers Division of €76 million for the year ended December 31, 2005, compared with an operating loss of €67 million for the year ended December 31, 2004. The 2005 operating loss includes an impairment charges of €151 million related to the Miramichi mill. The operating loss for 2004 includes restructuring and impairment charges of €110 million in Miramichi and amortization of goodwill of €58 million. Higher magazine paper prices, particularly in North America and other non-European markets representing slightly more than one third of our sales, contributed approximately €177 million to operating income. Our operations became more efficient, which offset largely the negative effects of increased prices for certain oil-based raw materials, such as latex, as well as higher energy prices in Europe and North America. Higher raw material and energy prices negatively affected our operating profits by approximately €73 million in 2005 versus 2004. The labor dispute in Finland had the most negative impact on our magazine paper division, as 3,440,000 tons per year, representing 27% of the group annual production capacity, is produced in Finland. The negative impact of the labor dispute on the magazine paper division was approximately €106 million.

        Newsprint.    We had an operating profit for our Newsprint Division of €77 million for the year ended December 31, 2005, compared with an operating loss of €7 million for the year ended December 31, 2004. The operating loss for 2004 includes amortization of goodwill of €28 million. The operating profit improved primarily as a result of higher prices for newsprint, which contributed approximately €73 million to operating income. With respect to our strategy of lowering fixed and variable unit costs, we made further progress by more efficient use of raw materials and optimization. The price of recovered paper, the primary raw material for the production of newsprint, was stable compared to 2004, but energy costs at our continental European mills, which are not integrated to our own or affiliated energy network, increased and resulted in additional costs. Moreover, the labor dispute in Finland had approximately a €22 million negative impact on operating profit.

        Fine and Speciality Papers.    Operating profit for our Fine and Speciality Papers Division was €85 million for the year ended December 31, 2005, a decrease of 50.3% from operating profit of €171 million for the year ended December 31, 2004. The result in 2005 includes a €8 million write-off related to the paper machine rebuild at Nordland. The decline was due primarily to the decline in fine paper prices in Europe and the Finnish labor dispute, with an estimated effect of €67 million for the Fine and Speciality paper division. Market conditions in particular for uncoated fine paper were challenging, but also coated fine paper production suffered partially due to higher raw material and energy costs, with a negative impact of €55 million. Operating profit also was lower due to higher depreciation, derived from the expansion in China, where profitability suffered from start-up costs and intense competition especially in the second half of the year. The effects of the Finnish labor dispute were felt also in speciality paper operations, particularly in packaging paper operations, while the performance of label papers remained good.

        Converting.    Operating profit for our Converting Division was €70 million for the year ended December 31, 2005, a decrease of 1% from operating profit of €71 million for the year ended December 31, 2004. Operating profit includes the gain of €26 million from the sale of Loparex and excludes its profit contribution during the last four months of the year after the completion of its sale. Delivery growth of approximately 9% and stable prices for our pressure-sensitive labels, particularly to the U.S. market, in addition to the effects from internal restructuring measures taken at Walki Wisa, supported profitability. Costs of growing the Rafsec business and price increases for certain raw materials, on the other hand, weakened operating profit.

        Wood Products.    Operating profit for our Wood Products Division was €6 million for the year ended December 31, 2005, compared with operating profit of €111 million for the year ended December 31, 2004. The 2005 operating profit includes €32 million of charges related to the impairment and restructuring. The 2004 operating profit was affected by a charge of €34 million relating to restructuring in Finland and a gain of €110 million related to the sale of Brooks. The profitability of our plywood operations, supported by good demand, higher prices and more efficient production, improved markedly. Due to the restructuring measures taken, our sawmilling operations improved their financial performance, although still reporting an operating loss. Oversupply in the European market, caused partially by new capacity built in Eastern Europe and Germany, depressed prices and high wood costs in Finland continued to be the driving forces in the sawn timber business. For our Finnish wood-based building supplies trade business, the good level of profitability continued in 2005.

        Other Operations.    Operating profit from Other Operations was €156 million for the year ended December 31, 2005, compared to operating profit of €392 million for the year ended December 31, 2004. A €57 million charge related to the fine imposed by the EU competition authorities is included in operating profit for 2005. Operating profit for 2004 includes income of €249 million arising from the change in Finland's employee pension scheme and charges of €19 million made in relation to long-term wood supply agreements in the United Kingdom and €11 million for group restructuring.

        Our forestry operations contributed operating profit of €64 million in 2005, compared to €66 million in 2004. This decline was due primarily to a decrease in wood procurement volumes, while average prices for wood were stable. The value of wood harvested from our forests was €34 million compared with €42 million the year before. The change in the fair value of biological assets (living trees) was €68 million compared with €57 million the year before.

        Our energy operations contributed operating profit of €135 million in 2005, compared to €118 million in 2004. This increase was due primarily to effective utilization of own energy resources and higher sales prices.

        Our share of the results after tax of associated companies, primarily Metsä-Botnia, contributed €41 million for the year ended December 31, 2005, compared with €58 million for the year ended December 31, 2004. Metsä-Botnia's profits suffered from the standstill during the labor dispute in Finland. Average softwood pulp prices were down slightly but hardwood pulp prices were up slightly for the year ended December 31, 2005 as compared with the year ended December 31, 2004.

Financial Items

        Our interest and other finance expenses net for the year ended December 31, 2005, were €147 million compared to €178 million a year earlier due to lower interest rates during the year ended December 31, 2005. Our net capital gains on available-for-sale investments for the year ended December 31, 2005 were €90 million due to the sale of Metso shares compared with €1 million a year earlier. Exchange rate and fair value gains and losses were a loss of €4 million for the year ended December 31, 2005 and a gain of €48 million for the year ended December 31, 2004. Our net interest-bearing liabilities increased by €219 million during 2005 to €4,836 million at the end of 2005 from €4,617 million at the end of 2004. The increase was due mainly to share repurchases, lower net cash provided by operating activities and higher capital expenditure.

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

        Profit for the period amounted to €211 million for the year ended December 31, 2005, compared to €970 million for the year ended December 31, 2004.

Liquidity and Capital Resources

Overview

        Our primary source of liquidity comes from our generation of operating cash flow. As of December 31, 2006, we had €199 million in cash and cash equivalents. As of December 31, 2006, we also had unused credit facilities amounting to €2.7 billion. We believe that our existing cash, cash equivalents and operating cash flow will be sufficient to satisfy our currently anticipated cash requirements through at least the next 12 months.

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

        We seek to minimize risks relating to the refinancing of our outstanding debt by ensuring that our loan portfolio has a balanced maturity profile and that our loans have sufficiently long maturities. As of December 31, 2006, the average maturity of our outstanding debt was 7.1 years, compared to 7.5 years as of December 31, 2005.

        The following table sets out a summary of our main cash flows for the most recent three years:

	Year ended December 31,
	2006	2005	2004
	(€ in millions)
Net cash flow from operating activities	1,215	853	997
Net cash flow used in investing activities	(314)	(158)	(466)
Net cash flow used in financing activities	(951)	(588)	(710)

Cash from Operating Activities

        Our net cash flow from operating activities was €1,215 million for the year ended December 31, 2006 as compared to €853 million for the year ended December 31, 2005. The increase was mainly due to the decrease of €21 million in working capital for the year ended December 31, 2006, compared to an increase of €234 million for the year ended December 31, 2005. For the year ended December 31, 2004, our net cash flow from operating activities was €997 million. Changes in cash flows from operating activities are primarily subject to the amounts of paper delivered and the prices at which the paper is sold. Due to improvements in our operating results, our operating cash flow has strengthened. Our operating profit for the year 2006 included net capital gains on disposal of fixed assets of €157 million and our operating profit for the years 2005 and 2004 included net capital gains on disposal of fixed assets of €48 million and €138 million, respectively. These capital gains are not included in our cash flow from operating activities for these periods. We believe that cash available through operations is adequate to fund our current scope of operations and our projected capital expenditures.

Cash Used in Investment Activities

        Our cash flows in company acquisitions, purchases of shares and investments in intangible and tangible assets were €703 million, €723 million and €672 million for the years ended December 31, 2006, 2005 and 2004, respectively. We believe that the competitiveness of our paper machines is satisfactory, and therefore, during the last three years we have been able to maintain our capital expenditures at a level below depreciation. After sales of businesses, shares and other assets, and change of other long-term investments amounting to €389 million, €565 million and €206 million, our net cash used in investing activities were €314 million, €158 million and €466 million for the years 2006, 2005 and 2004, respectively. In 2006, the most important of our capital expenditure were the rebuilds of our Kymi pulp mill and paper machine 3 at our Nordland mill and the new power plant at our Chapelle Darblay mill. In 2005, the most important of our capital expenditure projects was the completion of our second paper mill in Changshu. In addition, we invested in the rebuild of paper machine 3 at the Nordland mill, in capacity increase of paper machine 8 at our Tervasaari mill and in biofuel power plants at our Chapelle, Shotton and Rauma mills. In 2004, the biggest capital expenditure projects completed were the rebuild of our Wisaforest pulp mill in Finland, the rebuild of paper machine 2 at the Rauma mill in Finland and the new sawmill in Pestovo in Russia.

Cash Used in Financing Activities

        Net cash used in financing activities was €951 million for the year ended December 31, 2006, as compared to €588 million and €710 million for the years ended December 31, 2005 and 2004, respectively. Repayment of short-term debt amounted to €398 million in 2006 as compared to incurrence of additional short-term debt of €262 million in 2005 and repayment of short-term debt of €102 million in 2004. Dividend payments of €392 million, €388 million and €393 million for the financial years of 2005, 2004 and 2003, respectively, are included in cash flow used in financing activities for the years ended December 31, 2006, 2005 and 2004, respectively. Under the decisions made by our annual shareholders' meetings, we repurchased 8.9 million of our shares for €151 million in 2005. We did not repurchase any of our shares in 2006 or 2004.

        As of December 31, 2006, with €3,353 million of long-term interest-bearing debt, mainly consisting of bonds, loans from financial institutions and pension loans and €992 million of short-term interest-bearing debt totaling €4,345 million and offset by a total of €297 million in the form of interest-bearing receivables and cash and cash equivalents, we had a total of €4,048 million of net interest-bearing liabilities, which represented a decrease of €788 million from €4,836 million as of December 31, 2005. In 2005, our net interest-bearing liabilities increased by €219 million from €4,617 million as of December 31, 2004. During the last three years, our net interest-bearing liabilities have not changed significantly because we have not made any major company acquisitions or disposed of any significant business lines. Consequently, our gearing ratio, (i.e., net interest-bearing liabilities divided by equity) has been relatively unchanged being 56%, 66% and 61% as of December 31, 2006, 2005 and 2004, respectively.

        To diversify our funding sources and to secure a balanced maturity structure and sufficiently long maturities we have launched a number of issues in the capital markets. Our average loan maturity was 7.1 years, 7.5 and 7.6 years as of December 31, 2006, 2005 and 2004, respectively.

        In 2006, we incurred new loans of €415 million to cover our funding needs primarily for loan repayments.

        We have two major committed revolving credit facilities, which are part of our liquidity resources. One is for a principal amount of €1.5 billion, with a maturity in 2010. The other is for a principal amount of €1.2 billion, with a maturity in 2008. As of December 31, 2006, both of these facilities were unused.

        Since 1998, we have repurchased an aggregate of, after adjustment for the 2003 bonus issue, approximately 79.2 million of our own shares. Such an amount of shares would equal approximately 15.1% of our present share capital. Of the total number of shares repurchased, 76.8 million have been cancelled, 2.3 million shares have been used to finance acquisitions and 0.2 million have been donated to a new cultural foundation. As of December 31, 2006, we held none of our own repurchased shares.

        Our current Standard & Poor's credit rating is BBB (stable). In October 2005, Moody's lowered our credit rating from Baa1 to Baa2 (stable). Any future downgrades may increase the cost of capital on any new debt we may incur.

Off-Balance Sheet Arrangements

        There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Contractual Obligations and Other Commitments

        Our principal contractual obligations relate to outstanding debt, leasing commitments and other commercial commitments. The following table sets forth our obligations and commitments to make future payments under contracts and contingent commitments as of December 31, 2006:

		Anticipated Payments by Period
	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
	(€ in millions)
Contractual Obligations
Long-term debt including interest	5,514	732	1,084	600	3,098
Operating lease commitments	117	23	42	29	23
Capital lease obligations including interest	151	12	29	99	11
Pension obligations	642	61	118	124	339
Purchase commitments	1,845	920	628	192	105

Total	8,269	1,748	1,901	1,044	3,576

        The figures included in purchase commitments do not include our obligations to pay certain fixed and variable costs of Pohjolan Voima and Kemijoki Oy in connection with their supply of power to us. These rights and obligations arise as a result of our shareholdings in each of the companies and are enforceable for so long as we continue to own such shares. The fixed costs are determined on an annual basis pursuant to the terms of the respective shareholders' agreement for each of these companies, while the variable costs will depend on the amount of power procured and consumed by us during the year. For a further discussion of Pohjolan Voima and Kemijoki Oy, see "Item 4. Information on the Company—Other Operations—Pohjolan Voima" and "Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Energy."

Research and Development

General

        Our research work helps the Company and its customers to succeed by providing better quality products more cost-effectively.

        Our research and development work is divided between our own product and process development and work conducted with universities, research institutes and suppliers of materials. In 2006, the Company spent approximately €44 million on research and development projects, which corresponded to 0.4% of sales compared with €50 million, or 0.5% of sales, in 2005 and €47 million, or 0.5% of sales, in 2004. Important development work is also carried out in conjunction with production line modernizations.

Collaboration with Universities and Research Institutes

        We own 39% of Oy Keskuslaboratorio-Centrallaboratorium Ab (the Finnish Pulp and Paper Research Institute or "FPPRI"), which is collectively owned by various pulp and paper companies in Finland. We, the other owners of the Finnish Pulp and Paper Research Institute and certain other companies and research institutes have signed a letter of intent to establish Metsäklusteri Oy to coordinate European and national research. Other research institutes with which we cooperate include Papiertechnische Stiftung in Germany, Centre Technique du Papier in France, Ytkemiska Institutet in Sweden and Technical Research Centre of Finland. We have also been involved in many national pulp and paper technology programs initiated by the National Technology Agency of Finland.

        We also work closely together with universities through joint research programs and every year sponsor numerous graduate and postgraduate research projects connected with the Company's products and manufacturing technologies.

Product and Process Development

        In 2005, we reformed our research and development model in order to better correspond to our customers' needs. The new concept increased the number of customer-oriented research and development projects in 2006.

        Our paper divisions focus their research and development work on fibers and fiber raw materials, new and cost-efficient process and raw material options as well as customer support and technical services. Our fiber research is aimed at finding the best process options for chemical and mechanical pulping and fiber recycling and at making optimum use of fibers in production processes. The goal is to determine the suitability of different wood species and collected waste paper grades as raw material for production of high-quality printing papers. Our expertise is also used in process development projects and in the commissioning of new production lines.

        In our paper and coating research, we are further seeking to develop the quality competitiveness of our papers and to further enhance their performance. Raw material optimization and further development of production processes are increasing the cost-effectiveness of paper making. In printing, the paper must exhibit both good printability and good runnability. Research topics include the interactions between ink and paper and the role of the printing paper surface and structure. Our printing team works in close co-operation with customers and takes part in the development and marketing of our Paper Services research and development packages.

        Our production support team helps the mills to achieve their quality and efficiency targets. The main thrust of the work is on improving paper machine runnability and process stability. Projects to modernize our existing machines and raise machine speeds are other important aspects of the team's work.

        We are committed to the principles of sustainable development, which requires that we fully understand and take into account the environmental impacts of our products, processes and raw materials. Our research staff and mills are working together to find ways to reduce environmental impacts, for example, by reclaiming waste flows and by reducing solid waste.

        Our Converting Division's key areas for research and development are coating technologies and applications for RFID labels. At our UPM Raflatac operations, priority has been given to improving the quality of our filmic self-adhesive labelstocks and to producing thinner self-adhesive labelstocks for the beverage and other industries. Our RFID labels business is actively involved in international standardization work, which is fundamental to the further development and large-scale commercialization of RFID technology. The research and development has focused particularly on the development of Gen2 compatible products. The Gen2 standard was approved by the International Standards Organization in 2006 and this has increased the introduction of applications based on RFID technology and improved the growth prospects of the industry. We have also made commercially available our own RFID tags, which are now used by several major retail companies.

        Our Walki Wisa's development work has focused on biodegradable and compostable consumer package material. We have also developed and launched several new glue-laminated paperboard applications. Research being conducted by our Wood Products Division is directed mainly at overlaying and gluing techniques, the properties of different wood species, production support and the environment. For our customer segments, we have our own product development teams, which work to harness the potential offered by different technologies to serve the needs of the market. An example of this development work is a new generation of products for parquet flooring manufacturers in which expertise in sawmilling and veneer products has been combined with gluing technology.

        Our Corporate Ventures unit seeks to generate new business for the Company by monitoring and developing products and processes based largely on new technologies.

        Our research centers employed approximately 290 individuals at the end of 2006. Centralization of our global research and development activities was completed with the opening of the new Lappeenranta research center in June 2005. The Lappeenranta research center focuses on fibers and fiber raw materials, papers, coating and printing, as well as production support and the environment. Our recycled fiber research is centered in Augsburg, Germany, and support for our North American operations is placed in Grand Rapids, Minnesota. We are scheduled to open a new research center in China in April 2007.

Capital Expenditures

        In 2007, we expect our capital expenditures, excluding potential acquisitions and share purchases, not to exceed the level of 2006. We have a number of investment projects in progress during 2007, including the rebuild of the recovery plant at our Kymi pulp mill, conversion of the coated magazine paper machine 4 to produce label papers at our Jämsänkoski mill, investment in the improvement of production efficiency and product quality at our plywood mills in Savonlinna and Jyväskylä, investment in bleached pulp production at our Tervasaari mill, construction of a new mill to manufacture self-adhesive label stock in Dixon, Illinois, in the United States, and construction of a new power plant at the Caledonian mill. In addition, our associated company Metsä-Botnia is constructing a pulp mill in Uruguay.

        In 2006, we made a decision to rebuild the recovery plant at our Kymi pulp mill. The total investment cost is estimated at €325 million and the project is scheduled for completion in the summer of 2008. At our Jämsänkoski mill, €45 million will be invested to convert the coated magazine paper machine 4 to produce label papers. The conversion is scheduled for completion in the second quarter of 2007. At our Jämsänkoski mill, we also intend to invest €38 million in the quality of uncoated magazine paper. The investment is scheduled for completion in the second quarter of 2008.

        At our plywood mills in Savonlinna and Jyväskylä, €8 million will be invested to improve production efficiency and product quality. These investments are scheduled for completion by the end of the first quarter of 2007.

        We are making a €25 million investment in bleached pulp production at our Tervasaari mill, where a new bleaching line is scheduled to start up in autumn 2007.

        We are building a new self-adhesive labelstock factory in Dixon, Illinois, in the United States. The value of our investment is approximately USD 109 million (€83 million), and the new factory is scheduled for completion in the first quarter of 2008.

        We are building a new power plant using biofuels at our Caledonian mill, with an estimated investment cost, net, of approximately €72 million and start-up scheduled for the third quarter of 2009.

        The modernization of the release paper machine 8 at our Tervasaari mill was completed at the end of February 2006. Our Walki Wisa's converting factory in China started its operations in March 2006. In

September 2006, the rebuilds of two paper machines were completed at our Nordland and Docelles paper mills. These investments substantially improved product quality and efficiency of the production lines. Completed in September, the modernization investment for the film lamination line at our Tampere labelstock factory doubled the filmic self-adhesive labelstock capacity of the factory and further strengthened UPM Raflatac's position in the growing filmic labelstock market. At our Shotton paper mill, the new sludge boiler entered production use at the end of the year. The investment further improved the mill's energy self-sufficiency and increased the use of biofuels. Our UPM Raflatac's new production plant in China started commercial production, ahead of the original schedule, in December.

        The biofuel-fired power plant investment for our Chapelle Darblay mill is proceeding according to plan, with completion scheduled for the first quarter of 2007.

        In Uruguay, our associated company, Metsä-Botnia is constructing a pulp mill with an annual capacity of approximately 1 million tonnes. The construction project began in 2005 and is scheduled for completion in the third quarter of 2007. Our cash investment in shares of the Metsä-Botnia's pulp company in Uruguay will be approximately U.S.$99 million (€75 million). In March 2006, in connection with the Uruguayan pulp mill project, we sold our shares in the Uruguayan forestry company Compañia Forestal Oriental S.A. to Metsä-Botnia for €36 million.

        During the year ended December 31, 2006, our gross capital expenditure, including acquisitions and share purchases, amounted to €699 million (7.0% of sales), a decrease of €50 million from our capital expenditure of €749 million (8.0% of sales) during the year ended December 31, 2005. During the year ended December 31, 2004, our gross capital expenditure amounted to €686 million (7.0% of sales). Capital expenditures comprised primarily investments in plants and machinery. Acquisitions and purchases of shares accounted for €68 million in 2006, as compared to €44 million in 2005 and €41 million in 2004. Maintenance and replacement investments in existing production machinery totaled €370 million in 2006 as compared to €346 million in 2005 and €253 million in 2004. In addition to this, €261 million was spent in 2006 on changes in production and on new production units and production lines, as compared to €359 million in 2005 and €392 million in 2004.

        Sales of shares and other non-current assets totaled €357 million in 2006, €573 million in 2005 and €311 million in 2004. In 2006, the most notable transactions were the disposal of the Finnish building supplies merchant Puukeskus and our head office real estate. In 2005, the proceeds comprised primarily our disposal of Loparex and our shares in Metso. In 2004, the proceeds included proceeds realized on the sale of Brooks.

Inflation

        Inflation in Finland as measured by the consumer price index was 1.6% for the year 2006, 0.9% for the year 2005 and 0.2% for the year 2004. Inflation in Finland did not have a significant impact on our operating results. However, a portion of our operations, sales and production is performed in countries with rates of inflation higher or lower than that of Finland. Changes in rates of exchange may or may not reflect differences in rates of inflation. It is therefore not possible to quantify the individual or combined effects of these factors on reported income.

Item 6.    Directors, Senior Management and Employees

        Pursuant to the provisions of the Finnish Companies Act and our articles of association, the control and management of the Company is divided between the shareholders (through actions taken at general meetings of shareholders), the Board of Directors and the President and Chief Executive Officer. In addition, we have an Executive Team, which assists our President and Chief Executive Officer in the daily management of the Company.

        Our Board of Directors is responsible for the management of the Company and for the proper organization of our activities. The Board of Directors establishes the principles of our strategy, organization, accounting and financial control and appoints our President and Chief Executive Officer, who acts in accordance with the orders and instructions of our Board of Directors. The President and Chief Executive Officer, assisted by our Executive Team, is responsible for the day-to-day management of our affairs. The President and Chief Executive Officer is also responsible for ensuring that our bookkeeping conforms with the law and that our financial administration and management is reliably organized. Measures that are not within the ordinary course of our business may be taken by the President and Chief Executive Officer only if approved by the Board of Directors, unless the time required to obtain the approval of the Board of Directors would cause us to suffer a substantial disadvantage. In the latter case, the Board of Directors must be informed as soon as practicable of the measures which have been taken. The business address for each of the members of our Board of Directors and Executive Team is Eteläesplanadi 2, P.O. Box 380, 00101 Helsinki.

Board of Directors

        Pursuant to our articles of association, our Board of Directors consists of at least five and no more than 12 members at any time. The Board of Directors currently consists of ten members, each of whom has been elected by our shareholders in an annual general meeting of shareholders held on March 22, 2006 for a period ending with the following annual general meeting of shareholders scheduled to be held on March 27, 2007. Members of our Board of Directors may be appointed, or removed, only by a resolution of shareholders in a general meeting of shareholders. Pursuant to our articles of association, the mandatory age for retirement of members of our Board of Directors is 70.

        Following the annual general meeting of our shareholders held on March 22, 2006, the members of our Board of Directors are as follows:

Vesa Vainio	Chairman
Member since 1996, Vice Chairman in 1997, Chairman since 2001
Independent member of the Board
Born 1942
LL.M.
Chairman 1998–1999 and 2000–2002 and Vice Chairman 1999–2000 of the Board of Directors of Nordea AB (publ). Chairman of the Executive Board and CEO of Merita Bank Ltd and CEO of Merita Ltd 1992–1997. President of Kymmene Corporation 1991–1992. Various other executive positions in Finnish industry 1972–1991.
Member of the Board of Directors of Nokia Corporation.
Owns 14,073 of our shares.

Jorma Ollila
Vice Chairman
Member since 1997, Vice Chairman since 2004
Chairman of the Nominating and Corporate Governance Committee
Independent member of the Board
Born 1950
M.Sc. (Eng.), M.Sc. (Pol.Sci.), M.Sc. (Econ.), Ph.D. (Pol.Sc.) h.c. and D.Sc. (Tech.) h.c.
Chairman of the Boards of Directors of Nokia Corporation and Royal Dutch Shell Plc.
Various managerial positions at Nokia Corporation 1986–1996, including Chairman and CEO, Chairman of the Group Executive Board of Nokia Corporation, 1999–2006 and President and CEO, Chairman of the Group Executive Board of Nokia Corporation, 1992–1999. Various managerial positions at Citibank within corporate banking 1978–1985.
Member of the Board of Directors of Ford Motor Company and Vice Chairman of the Board of Directors of Otava Books and Magazines Group Ltd. Chairman of the Boards of Directors and the Supervisory Boards of EVA, the Finnish Business and Policy Forum, and ETLA, the Research Institute of the Finnish Economy. Chairman of the European Round Table of Industrialists.
Owns 34,193 of our shares.
Berndt Brunow
Vice Chairman
Member since 2002, Vice Chairman since 2005
Chairman of the Human Resources Committee
Independent member of the Board
Born 1950
B.Sc. (Econ.)
President & CEO of Oy Karl Fazer Ab since 2002.
Various managerial positions at Finnpap, UPM-Kymmene Corporation and Sanitec Corporation 1989–2002.
Chairman of the Finnish Food and Drink Industries' Federation.
Member of the Boards of Directors of Lemminkäinen Oyj, Oy Nautor Ab and Cloetta Fazer AB (publ.).
Owns 264,613 of our shares.
Martti Ahtisaari
Member since 2000
Independent member of the Board
Born 1937
Teacher Training College, University of Oulu. Granted honorary doctorates by several universities.
President of the Republic of Finland 1994–2000.
Chairman of the Board of Crisis Management Initiative. Positions at several international organizations and foundations. Appointed the Special Envoy of the UN Secretary-General for the future status process for Kosovo in November 2005.
Held several posts at the Ministry for Foreign Affairs of Finland and the United Nations, including Finland's Ambassador to Tanzania, UN Commissioner for Namibia, Under-Secretary General for Administration and Management (UN) and Secretary of State at the Ministry for Foreign Affairs.
Member of the Board of Directors of Elcoteq Network Oyj.
Owns 7,790 of our shares.

Michael C. Bottenheim
Member since 2001
Chairman of the Audit Committee
Independent member of the Board
Born 1947
LL.M., MBA
In 1972, joined Pierson, Heldring & Pierson, which he left in 1976 to join Citicorp's European Investment Bank in London. From 1985 until 2000, served as a Director at Lazard Brothers & Co. Limited. From 2003 until 2005, member of the Advisory Board of Montrose Associates, London.
Non-executive director of Montrose Associates, London, since 2006.
Owns 8,401 of our shares.
Karl Grotenfelt
Member since 2004
Member of the Nominating and Corporate Governance Committee
Independent member of the Board
Born 1944
LL.M.
Chairman of the Board of Directors of Famigro Oy.
From 1970 until 1986, served A. Ahlstrom Corporation as lawyer, General Counsel, Administrative Director and member of the Executive Board with responsibility for the Paper Industry.
Member of the Boards of Directors of Fiskars Corporation and Ahlström Capital Oy.
Owns 10,767 of our shares.
Georg Holzhey
Member since 2003
Member of the Human Resources Committee and the Nominating and Corporate Governance Committee
Non-independent member of the Board
Born 1939
Dr. oec. publ.
Executive Vice President and co-owner of G. Haindl'sche Papierfabriken KgaA 1970–2001. Executive Vice President of UPM-Kymmene Corporation in 2002.
Owns 433,546 of our shares.
Wendy E. Lane
Member since 2005
Member of the Audit Committee
Independent member of the Board
Born 1951
Master's degree from Harvard Graduate School of Business Administration.
Chairman of the American investment firm Lane Holdings, Inc. since 1992. From 1977 until 1980, investment banker at Goldman, Sachs & Co. and, from 1981 until 1992, investment banker at Donaldson, Lufkin & Jenrette Securities Corp.
Member the Boards of Directors of Laboratory Corporation of America and Willis Group Holdings Limited.
Trustee of the U.S. Ski & Snowboard Team Foundation.
Owns 2,078 of our shares.

Ursula Ranin
Member since 2006
Member of the Audit Committee
Independent member of the Board
Born 1953
LL.M., B.Sc. (Econ.)
Employed by Nokia Corporation within the legal function from 1984 until the end of 2005, holding the position of Vice President and General Counsel 1994–2005 and acting as the secretary of the Board of Directors 1996–2005.
Member of the Board of Directors of Finnair Plc.
Owns 1,140 of our shares.
Françoise Sampermans
Member since 2004
Member of the Human Resources Committee
Independent member of the Board
Born 1947
B.A., Psych.
Publishing Consultant (TJ Presse, GoYellow, DATEM, AXE-MEDIA).
From 1984 until 2000, held executive positions at various publishers (L'Express, le Point, Marianne, Le Nouvel Economiste), the printer Quebecor Europe and Alcatel-Alstom Group. From 2000 until 2003, in charge of the business unit Magazine and Multimedia Distribution in France at NMPP.
Owns 4,767 of our shares.

Proposal of the Nominating and Corporate Governance Committee for the New Composition of Our Board of Directors

        On February 12, 2007, the Nominating and Corporate Governance Committee of our Board of Directors adopted its proposal to the annual general meeting of our shareholders scheduled to be held on March 27, 2007 regarding the election of the members to our Board of Directors. The Nominating and Corporate Governance Committee proposes to the annual general meeting of shareholders that the number of the members of the Board of Directors be increased from ten to 11, and that the following current members of the Board of Directors be re-elected for a term ending at the end of the next annual general meeting of our shareholders: Vesa Vainio, Jorma Ollila, Berndt Brunow, Michael C. Bottenheim, Karl Grotenfelt, Georg Holzhey, Wendy Lane, Ursula Ranin and Françoise Sampermans. In addition, the Nominating and Corporate Governance Committee proposes that Veli-Matti Reinikkala and Jussi Pesonen be elected as new members of the Board of Directors for such term. Martti Ahtisaari, a member of our Board of Directors since 2000, will not stand for re-election to the Board of Directors.

        Veli-Matti Reinikkala, born in 1957, has acted as the Head of ABB Ltd's Process Automation division since January 2006. Mr. Reinikkala is a member of the ABB Ltd's Group Executive Committee, the Chairman of the Board of ABB Oyj in Finland and the Chairman of the Board of ABB Turbo Systems AG in Switzerland. Mr. Reinikkala holds an Executive Master of Business Administration (EMBA) degree.

        Jussi Pesonen, born in 1960, is our President and Chief Executive Officer. See "—Executive Team" below.

Executive Team

        Our Executive Team assists our President and Chief Executive Officer in the management of the Company. It prepares matters, such as strategies, budgets and policies as well as significant investments, acquisitions and divestments, for the decision making by our Board of Directors. The Executive Team also handles matters relating to reporting, external and internal communication, human resources development, employee compensation and management of investors relations. The members of the

Executive Team include our President and Chief Executive Officer, the presidents of our business divisions and the executive vice presidents responsible for our corporate functions. The business divisions have their own management groups, the purpose of which is to assist the presidents of their respective divisions. In addition, there are also local management groups in which our employees are represented.

        Currently, the members of our Executive Team are as follows:

Jussi Pesonen	President and Chief Executive Officer of UPM-Kymmene Corporation, from January 29, 2004
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
Owns 20,014 of our shares and holds 50,000 Class D options, 70,000 Class E options, 50,000 Class F options and 100,000 Class G options.
Pirkko Harrela
Executive Vice President, Corporate Communications, from January 2004
Born 1960
M.A.
Several posts in Finnpap 1985–1996. Several management posts in Communications for Printing Papers Division 1996–2002. Vice President, Corporate Communications, 2003.
Owns 5,770 of our shares and holds 13,200 Class D options, 37,000 Class E options, 21,500 Class F options and 30,000 Class G options.
Pauli Hänninen
Executive Vice President, Technology, from January 2007
Born 1948
M.Sc.(Eng.), Tech. Licentiate
In A. Ahlstrom in various production and line management positions 1974–1989, the last position as Vice President and General Manager of Kauttua paper mill 1986–1989. Director of Kaipola LWC mill 1989–1993. Vice President and General Manager of Kajaani paper mill 1993–2000. Vice President, Product Group Uncoated Papers 2000–2001. Senior Vice President, Fine Paper Operations 2001–2003. Executive Vice President, Business Development, 2004–2006.
Owns 1,460 of our shares and holds 13,000 Class D options, 21,500 Class F options and 30,000 Class G options.
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
Owns 1,000 of our shares and holds 18,000 Class D options, 37,000 Class E options, 21,500 Class F options and 50,000 Class G options.

Matti J. Lindahl
President, Wood Products Division, from March 2007
Born 1946
B.Sc. (Econ.)
Joined Finnboard in 1972 and held several management posts in sales and marketing. Managing Director of Finnboard (UK) Ltd. 1982–1990. President of Finnboard 1990–1992 and of Wisaforest Oy Ab 1992–1993. CEO of Nordland Papier AG 1994–2002. President, Fine Paper Division, 1997–2001. Executive Vice President, Haindl integration, 2002. President, Converting Division, 2002–2004. President, Speciality Coatings Business, 2005–2007.
Holds 33,000 Class D options, 37,000 Class E options and 21,500 Class F options.
Heikki Malinen
Executive Vice President, Strategy, since January 2006
Born 1962
M.Sc. (Econ.), MBA (Harvard)
Several posts in Finnpap 1988–1994, including Director, Marketing & Sales. In 1995, Director of Business Development of United Paper Mills Ltd. Engagement Manager with McKinsey & Company 1997–1999. Managing Partner with Jaakko Pöyry Consulting 2000–2001. President of Sales with UPM-Kymmene, Inc. 2002–2004. President, UPM-Kymmene North America 2004–2005.
Holds 13,200 Class D options, 22,000 Class E options, 21,500 Class F options and 50,000 Class G options.
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
Owns 3,300 of our shares and holds 33,000 Class D options, 37,000 Class E options, 21,500 Class F options and 50,000 Class G options.
Heikki Pikkarainen
President, Labelstock Business, from January 2005
Born 1963
M.Sc.(For.), MBA
Corporate Analyst with Industrialization Fund of Finland, 1988–1989. Various tasks in M&A projects, business development and corporate analysis with Jaakko Pöyry Consulting, 1989–1998. Director, Business Development and Vice President of CHP business in Power and Heat Division, Fortum Oyj, 1998–2000. Since 2000 with UPM in several posts of strategic development, most recently Vice President, Strategic Development during 2003–2004.
Owns 8,000 of our shares and holds 21,500 Class F options and 50,000 Class G options.

Jyrki Salo
Executive Vice President and CFO, since February 2006
Born 1960
M.Sc.(Econ.)
Joined IBM Corporation in 1984, various tasks in sales and market development positions in Finland and the United Kingdom. Joined Nokia Corporation in 1990 holding several posts in senior executive positions with business and finance & control responsibilities in Finland, Belgium, Germany, the Netherlands and the USA. Senior Vice President, Finance & Control for Nokia's Networks Business Group 2002–2005.
Owns 6,100 of our shares and holds 21,500 Class F options and 50,000 Class G options.
Riitta Savonlahti
Executive Vice President, Human Resources, from May 2004
Born 1964
M.Sc.(Econ.)
Held HR Specialist posts with ABB 1990–1994. Human Resources Manager with Nokia Mobile Phones, Salo Operations 1995–2000. Senior Vice President, Human Resources with Raisio Group 2000–2001. Senior Vice President, Human Resources with Elcoteq Network Corporation 2001–2004.
Holds 35,000 Class E options, 21,500 Class F options and 30,000 Class G options.
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
Owns 3,492 of our shares and holds 21,500 Class F options and 30,000 Class G options.
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
Owns 3,600 of our shares and holds 33,000 Class D options, 37,000 Class E options, 21,500 Class F options and 50,000 Class G options.

Hartmut Wurster
President, Newsprint Division, from January 2002
Born 1955
D.Tech.
Several posts with Hamburger AG and Brigl & Bergmeister in Austria 1982–1987, including Head of Technology Department and Production Manager. Joined Haindl Papier GmbH & Co. KG in 1987. Head of Technology Department at Augsburg mill 1987–1989. Mill Director, Augsburg, 1989–1996 and member of the Executive Board responsible for the Magazine Paper Division, 1996–2001.
Holds 24,000 Class E options, 21,500 Class F options and 50,000 Class G options.

Compensation of Directors and Officers

Directors

        For the year ended December 31, 2006, the aggregate remuneration paid to the members of our Board of Directors as a group was €1.0 million.

        The following table sets forth the total annual remuneration paid to the members of our Board of Directors on an individual basis.

Fees and share ownership of the members of the Board of Directors on an individual basis

	Fees paid in 2006
				Total share ownership as of March 9, 2007
	In Cash	In shares	Total
	(€)	(no.)(1)	(€)
Vesa Vainio, independent, Chairman	96,000	3,912	160,000	14,073
Jorma Ollila, independent, Vice Chairman	66,008	2,689	110,000	34,193
Berndt Brunow, independent, Vice Chairman	66,008	2,689	110,000	264,613
Martti Ahtisaari, independent	51,004	2,078	85,000	7,790
Michael C. Bottenheim, independent	66,008	2,689	110,000	8,401
Karl Grotenfelt, independent	51,004	2,078	85,000	10,767
Georg Holzhey, not-independent(2)	51,004	2,078	85,000	433,546
Wendy E. Lane, independent	51,004	2,078	85,000	2,078
Ursula Ranin	51,004	2,078	85,000	1,140
Françoise Sampermans, independent(3)	51,004	2,078	85,000	4,767

Total	572,503	23,325	1,000,000	781,368

(1)
Average share price €16.36.

(2)
In nominee register.

(3)
Of which 500 in nominee register.

        Share ownership also includes shares held by under-age children by organizations or foundations of which the person has control.

Officers

        For the years ended December 31, 2006, 2005 and 2004, the aggregate remuneration paid to the members of our Executive Team in salaries and fringe benefits was approximately €5.5 million, €6.4 million and €4.6 million, respectively, of which approximately €0.3 million, €1.0 million and €0.4 million, respectively, was paid in the form of bonuses. The combined compensation of our President and Chief Executive Officer Jussi Pesonen, including salary, fringe benefits and other remuneration, in 2006, 2005 and 2004 was €899,000, €1,012,000 and €665,000, respectively, of which €0, €240,000 and €90,000, respectively, was in the form of bonuses. Contributions paid to Mr. Pesonen's voluntary pension plan amounted to €154,000, €84,000 and €0 in 2006, 2005 and 2004, respectively, and we recognized expenses with respect to his pension costs arising from the Finnish TEL scheme totaling €161,000 €178,000 and €127,000 in 2006, 2005 and 2004, respectively.

Reward Schemes

        According to our short-term incentive scheme, our executives can be paid a performance-related reward amounting to not more than 18 months' salary in the case of our President and Chief Executive Officer and 12 months' salary in the case of other members of our Executive Team. The amount is based on a matrix of earnings per share and return on capital employed, customer satisfaction, achievement of personal targets and comparison with competitors.

        In addition to salaries and bonuses the members of our Executive Team are also entitled to participate in our long-term incentive programs, including stock option plans and equity-based reward scheme. The total expense recognized with respect to share-based payments was €0.8 million in 2006, €1.2 million in 2005 and €2.2 million in 2004.

        Those of our key personnel who fall within the scope of our equity-based reward scheme may be rewarded with shares of UPM-Kymmene Corporation annually for the calendar years 2005, 2006 and 2007. The reward has been paid or will be paid as a combination of shares and cash. Altogether, a maximum of 1,046,400 shares may be given to key personnel on the basis of the scheme. The amount to be paid in cash may be not more than 1.5 times the value of the shares given. The amount of the reward is tied to the achievement of set performance targets. No rewards were given for the year 2005.

        In February 2007, our Board of Directors resolved to award our President and Chief Executive Officer Jussi Pesonen 14,500 shares and the other members of our Executive Team a total of 56,544 shares under the schemes for 2006. In addition, in February 2007, a resolution was adopted to distribute 100,000 G2005 share options to our President and Chief Executive Officer and a total of 470,000 G2005 share options to the other members of our Executive Team.

        The retirement age of President and Chief Executive Officer Jussi Pesonen is 60 years. Depending on the service contracts, the retirement age of the other members of our Executive Team members is 62 or 63 years. Their target pension is 60% of the average indexed earnings from the last ten years. The costs of lowering the retirement age or supplementing statutory pension security are generally covered by voluntary pension insurance. The expenses of our Executive Team members' defined benefit pension plans in 2006, 2005 and 2004 were €0.9 million, €1.5 million and €0.4 million, respectively, and the expenses of their defined contribution plans were €0.8 million, €0.9 million and €0.8 million, respectively.

        Our former President and Chief Executive Officer Juha Niemelä received termination benefits amounting to €490,000, €735,000 and €306,000 in 2006, 2005 and 2004, respectively. The combined value of his salary and fringe benefits in 2004 was €467,000. Contributions paid to his voluntary pension plan amounted to €1,883,000, €0 and €116,000 in 2006, 2005 and 2004, respectively, and the expenses recognized with respect to pension costs arising from the Finnish TEL scheme totaled €89,000 in 2004.

        Members of our Executive Team have negotiated certain benefits in the event of their service contracts being terminated prior to the expiration date stated in them. If the Company gives notice of termination to Jussi Pesonen, our President and Chief Executive Officer, a severance compensation of 24 months' fixed salary will be paid, in addition to the six months' salary for the notice period. For other members of our Executive Team, the period for additional severance compensation is 12 months in addition to the six months' salary for the notice period.

        If there is a change of control in UPM-Kymmene Corporation as defined in the service contracts, each member of our Executive Team may terminate such service contract within one month or, in the case of

Jussi Pesonen, within three months, from the date of the event that triggered the change of control, and shall receive compensation equivalent to 24 months' fixed salary.

Board Practices

The Board of Directors

        Our Board of Directors is responsible for the management of the Company and for the proper organization of its activities in accordance with the applicable legislation and our articles of association. The Board of Directors establishes our principles of strategy, organization, accounting and financial control and appoints our President and Chief Executive Officer, who shall act in accordance with the orders and instructions of the Board of Directors. The Board of Directors' other duties include:

  •
  defining the Company's dividend policy and making a proposal to the general meeting of shareholders for the annual payment of dividends;

  •
  establishing and evaluating the strategic direction of the Company;

  •
  approving the Company's plans of operation and budget on an annual basis;

  •
  establishing annual ranges and/or individual limits for capital expenditures, investments and divestments as well as financial commitments not be exceeded without the approval of the Board of Directors;

  •
  appointing the members of the Executive Team based on the proposal of the Human Resources Committee;

  •
  scrutinizing the annual financial statements and the report of the Board of Directors;

  •
  setting up committees and adopting charters setting forth the purposes, goals and responsibilities of the committees; and

  •
  assessing the performance of the management.

        Our Board of Directors is also responsible for the oversight of management of risks related to our strategy and operations, for monitoring our compliance with applicable legal and regulatory requirements and for the oversight of the internal audit as well as internal audit processes and financial reporting. In addition, the Board of Directors' duties include the appointment and dismissal of our President and Chief Executive Officer and approval of his/her service contract, the appointment and dismissal of the other members of our Executive Team as well as those of our other employees, who report directly to our President and Chief Executive Officer, including approval of their salaries, pensions and other emoluments based on the proposal of our Human Resources Committee. The Board of Directors makes an annual evaluation of its performance and working methods.

        Members of our Board of Directors are elected for a term of one year that begins at the end of the annual general meeting of shareholders at which they are elected and terminates at the end of the next annual general meeting of shareholders. Members of our Board of Directors may be elected or removed only by a resolution of shareholders in a general meeting of shareholders and there are no benefits provided upon termination of their service as Board members. For the year during which a specific member was elected to our Board of Directors, see the individual biographies of the members of our Board of Directors under "—Board of Directors" above.

        Members of our Board of Directors are required to report to the Board of Directors all matters that may be significant with respect to the assessment of their competence and independent status. The Board of Directors has determined that all of the members of our Board of Directors are independent, as defined in the Finnish rules and regulations as well as the New York Stock Exchange's listing standards, with the exception of Mr. Georg Holzhey, who held a position in the Company until the end of April 2004. A member of the Board of Directors is not independent of the Company if he or she, among others, has had an employment relationship with the Company or has held a position in the Company during the last three years prior to becoming a member of our Board of Directors.

        Our Board of Directors elects from among its members a Chairman and two Vice Chairmen for a period starting at the end of the meeting at which they are elected and ending at the conclusion of the next following annual general meeting of our shareholders. The Board of Directors is deemed to have a quorum when more than one-half of its members are present and one of them is either the Chairman or Vice Chairman. The Board of Directors may consult external experts when it considers necessary. Our Board of Directors met 11 times during 2006. On average, the members of our Board of Directors attended 99% of the meetings. We are not aware of any conflicts of interest or potential conflicts of interest between any duties of the Company or the members of our Board of Directors, on the one hand, and the private interests of the members of our Board of Directors, on the other hand.

Committees of our Board of Directors

        Pursuant to our articles of association, our Board of Directors may set up special committees comprising its members. Pursuant to our Corporate Governance guidelines, the Board of Directors shall set up three committees at its organizational meeting each year: an Audit Committee, a Human Resources Committee and a Nominating and Corporate Governance Committee. The members of the abovementioned committees are appointed by our Board of Directors upon the recommendation of the Nominating and Corporate Governance Committee. Our Board of Directors may also adopt charters for the committees, setting forth the purposes, goals and responsibilities of each of the abovementioned committees and any other committees the Board of Directors deems appropriate as well as the qualifications for committee membership, procedures for the appointment and removal of committee members and the structure, operations and reporting methods of each of the committees. The charters are available on our website www.upm-kymmene.com.

        Audit Committee.    Pursuant to its charter, the Audit Committee shall comprise at least three members. On March 22, 2006, the Board of Directors elected, from among its independent members, an Audit Committee comprising Michael C. Bottenheim as Chairman and Wendy E. Lane and Ursula Ranin as members. The members of the Audit Committee shall meet the independence and financial literacy and other requirements of Finnish law and the rules of the Helsinki Stock Exchange as well as the rules of the New York Stock Exchange applicable to the Company. Our Board of Directors has determined Michael C. Bottenheim and Wendy E. Lane to be "audit committee financial experts." See "Item 16A. Audit Committee Financial Expert."

        The Audit Committee has been established by the Board of Directors primarily for the purpose of overseeing our accounting and financial reporting processes and audits of our financial statements. The Audit Committee's duties include scrutinizing the contents of our annual financial statements and interim reports as well as our internal control systems and auditing. The Audit Committee is also responsible for assisting the Board of Directors' oversight of (i) the quality and integrity of our financial statements and related disclosure, (ii) the performance of our internal control and risk management, (iii) the performance of the internal audit, (iv) the external auditor's qualifications and independence, (v) the performance of the external auditors and (vi) our compliance with legal and regulatory requirements. The Audit Committee shall also maintain procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal controls, auditing matters or potential violations of law and for the confidential submission by our employees of concerns regarding accounting or auditing matters or potential violations of law. At its meetings, the Audit Committee discusses matters with our internal and external auditors, President and Chief Executive Officer, Chief Financial Officer and other executives as appropriate. The Audit Committee convened six times during the year 2006.

        Human Resources Committee.    Pursuant to its charter, the Human Resources Committee shall comprise at least three members. The current members of the Committee are: Berndt Brunow as Chairman and Françoise Sampermans and Georg Holzhey as members. The members of the Human Resources Committee shall meet the independence requirements of Finnish law and the rules of the Helsinki Stock Exchange as well as the rules of the New York Stock Exchange applicable to the Company. See "—Home Country Practices" below. In addition, desirable qualifications for the Committee members include experience in business management, executive compensation, employee benefits and human resources.

        The primary purposes of the Human Resources Committee are to (i) assist the Board of Directors with its responsibilities relating to the appointment, evaluation and compensation of our President and Chief Executive Officer and members of the Executive Team and other employees who report directly to our President and Chief Executive Officer, (ii) oversee the Company's human resources policies, compensation plans and programs and (iii) review procedures for appropriate succession planning for senior management. Final decisions on proposals made by the Human Resources Committee concerning our Executive Team are made by our Board of Directors. The Human Resources Committee convened seven times during the year 2006.

        Nominating and Corporate Governance Committee.    Pursuant to its charter, the Nominating and Corporate Governance Committee shall comprise at least three members. The current members of the Nominating and Corporate Governance Committee are Jorma Ollila as Chairman and Karl Grotenfelt and Georg Holzhey as members. The members of the Nominating Governance Committee shall satisfy the independence requirements of Finnish law, and the rules of the Helsinki Stock Exchange and the rules of the New York Stock Exchange applicable to the Company. See "—Home Country Practices" below. Desirable qualifications for the members of the Committee include experience in corporate governance, business management, personnel or human resources management, and organizational behaviour.

        The Nominating and Corporate Governance Committee handles matters relating to the membership of our Board of Directors and its committees and corporate governance. The primary purposes of the Nominating and Corporate Governance Committee are to (i) identify individuals qualified to serve as directors and recommend nominees for election or re-election to the Board of Directors and their fees and other remuneration to be approved by the shareholders consistently with the criteria approved by the Board of Directors and (ii) develop and recommend to the Board of Directors a set of corporate governance principles applicable to the Company and review, on a regular basis, the overall corporate governance of the Company. Final decisions on proposals made by the Nominating and Corporate Governance Committee concerning our Board of Directors are made by the shareholders at the annual general meeting of shareholders. The Nominating and Corporate Governance Committee convened seven times during the year 2006.

        Meetings of the aforementioned committees may be attended by all members of our Board of Directors.

Home Country Practices

        Under the New York Stock Exchange's listing standards, listed foreign private issuers, like UPM, must disclose any significant ways in which their corporate governance practices differ from those followed by U.S. domestic companies under the NYSE listings standards. There are no significant differences in the corporate governance practices followed by UPM as compared to those followed by U.S. domestic companies under the NYSE listings standards, except that:

  (i)
  Our Nomination and Corporate Governance Committee contains one non-independent director. Under the Finnish law and the rules and guidelines of the Helsinki Stock Exchange, the Nomination and Corporate Governance Committee is not required to be composed entirely of independent directors, while pursuant to Section 303A.04 of the New York Stock Exchange's listing standards, domestic companies listed on the New York Stock Exchange must have a nominating or corporate governance committee composed entirely of independent directors;

  (ii)
  Our Human Resources Committee, which functions as our compensation committee, contains one non-independent director. Under the Finnish law and the rules and guidelines of the Helsinki Stock Exchange, the Human Resources Committee is not required to be composed entirely of independent directors, while pursuant to Section 303A.05 of the New York Stock Exchange's listing standards, domestic companies listed on the New York Stock Exchange must have a compensation committee composed entirely of independent directors;

  (iii)
  Under the Companies Act, a general meeting of shareholders of a Finnish company appoints the independent auditor(s) of a Finnish company. Similarly, only a general meeting of shareholders can remove the independent auditor(s) and appoint their successor. Section 303.06 of the New York Stock Exchange's listing standards requires, pursuant to Rule 10A-3 of the Securities Exchange Act of 1934, as amended, that the audit committee of the company must be directly responsible for the appointment and retention of the independent auditor of the company; and

  (iv)
  Under the Companies Act, a general meeting of shareholders of a Finnish company approves all share option plans prior to their launch. All other incentive plans that require the delivery of company shares in the form of newly-issued shares or treasury shares require shareholder approval at the time of delivery of the shares or, if shareholder approval is granted through an authorization of the Board of Directors, a maximum of five years in advance of the delivery of the shares. Pursuant to Section 303A.08 of the New York Stock Exchange's listing standards, shareholders of domestic companies listed on the New York Stock Exchange must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with certain limited exemptions.

        Our corporate governance practices comply with the Corporate Governance Recommendation for Listed Companies of the Helsinki Stock Exchange, the Finnish Central Chamber of Commerce and the Confederation of the Finnish Industries in December 2003. Our Board of Directors has adopted corporate governance guidelines for the Company, which are available at our website www.upm-kymmene.com. In addition, our Board of Directors has adopted a code of conduct applicable to our directors, officers, and employees. See "Item 16B. Code of Ethics."

        Our Board of Directors has adopted an insider policy for our group, which sets forth the rules governing the insiders of the Company. Our permanent insiders as of January 1, 2006 included the members of our Board of Directors, our President and Chief Executive Officer, the auditor who has principal responsibility for auditing our financial statements and other members of our senior management who regularly receive insider information and who have the authority to make decisions affecting the Company's future development and organization of its business activities. The holdings of the shares of the Company by the primary insiders are public information and are available in the Finnish Central Securities Depository and our website www.upm-kymmene.com. The permanent insiders are subject to a number of trading restrictions and rules, including among others, prohibitions on trading in our securities during the four-week "closed window" periods preceding and including, the disclosure date of our annual or quarterly results. When necessary, insider registers will be drawn up for individual projects and trading restrictions will be imposed. Persons possessing inside information are not allowed to trade in our securities.

Employees

        Our human resources policy is based on clear areas of responsibility with defined targets, regular appraisal discussions, continuous training process as well as feedback and rewards. As of December 31, 2006, we employed 28,704 individuals of whom 14,946, or 52%, were employed in Finland. Our human resources policy is implemented by local units, where the practices can be developed using regional synergies and local strengths. We have implemented a profit-based bonus plan to provide incentives for all employees and to help build a corporate culture with increased emphasis on profitability. Our employees also participate in various other incentive programs based on productivity and other factors. We are extending our incentive schemes more widely throughout our divisions and business units. In most cases, earnings comprise of a fixed basic salary and payments under our short-term incentive scheme that combines performance-related and profit-based elements into one incentive scheme. In 2006, payments under the latter totaled €20 million. In addition, we conduct employee opinion surveys to study working conditions, working morale and employee satisfaction. Special importance is given to appraisal discussions between employees and their superiors and to remuneration and recruitment processes.

        A large number of our employees belong to trade unions. In Finland, approximately 90% of our employees belong to unions, while in other countries where we have principal production plants, the proportion of unionized workers typically varies between 10% and 50%. Local practice and legislation are observed in our labor relations matters and in negotiating collective agreements. The paper industry and wood products industry in Finland have typically concluded collective agreements with a group of trade unions, representing blue-collar workers and white-collar salaried employees in the paper industry, wood products industry and forestry operations. The two to three years' collective agreements currently in force will expire in October 2007 in the wood products industry and forestry operations and in May 2008 in the paper industry. The nationwide increases in wages and salaries became effective in June 2006. See "Item 5. Operating and Financial Review and Prospects—Recent Developments—Labor Disputes" for a discussion of certain recent labor disputes.

        The following table sets forth the number of personnel by country at the end of the past three years:

	As of December 31,
	2006	2005	2004
Finland	14,946	17,322	18,720
Germany	4,097	4,272	4,311
United Kingdom	1,622	1,685	1,852
France	1,463	1,707	1,712
Russia	1,361	1,407	750
Austria	679	672	678
Spain	269	272	277
Estonia	172	186	179
Italy	86	86	83
Poland	66	46	45
Hungary	52	52	46
Sweden	46	51	58
Belgium	42	75	74
The Netherlands	34	39	166
Denmark	23	36	41
Other Europe	76	76	66
China	1,302	1,167	1,109
United States	1,024	1,013	1,571
Canada	909	939	1,296
Malaysia	147	141	151
Australia	95	107	104
South Africa	92	86	81
Rest of the world	101	85	63

Total	28,704	31,522	33,433

        The following table sets forth the number of personnel by division at the end of the past three years:

	As of December 31,
	2006	2005	2004
Magazine papers	6,869	8,087	8,590
Newsprint	3,204	3,395	3,451
Fine and speciality papers	6,283	6,708	6,831
Converting	3,560	3,435	4,676
Wood products	5,577	6,362	6,851
Other operations	3,211	3,535	3,034

Total	28,704	31,522	33,433

Share Ownership

        As of March 9, 2007, members of our Board of Directors and our Executive Team, as a group, held 834,104 ordinary shares, representing 0.16% of the issued and outstanding share capital and 0.16% of the voting rights of the Company. Members of our Executive Team, in the aggregate, also hold stock options that, if converted, could raise our share capital by €3,373,310 (1,984,300 ordinary shares), representing, as of March 9, 2007, 0.38% of the share capital of the Company, on a fully-diluted basis. Each member of our Board of Directors and our Executive Team, on an individual basis, beneficially owned less than 1% of our issued and outstanding shares (including shares that are issuable upon the conversion of stock options) as of March 9, 2007.

        As of March 19, 2002, our shareholders authorized the issuance of 7,600,000 stock options to key personnel as well as to one of our wholly-owned subsidiaries. Each stock option entitles its holder to subscribe for two shares of the Company. Half of the stock options are marked with the symbol 2002D, while the other half are marked 2002E. Those stock options marked 2002D may be exercised between April 1, 2004 and April 30, 2007 while those stock options marked 2002E may be exercised between April 1, 2005 and April 30, 2008.

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

        On March 31, 2005, our shareholders authorized the issuance of 9,000,000 stock options to key personnel as well as to one of our wholly-owned subsidiaries. Each stock option entitles its holder to subscribe for one share of the Company. Of the stock options, 3,000,000 are marked with the symbol 2005F, 3,000,000 with the symbol 2005G and 3,000,000 with the symbol 2005H. Those stock options marked 2005F may be exercised between October 1, 2006 and October 31, 2008. Those stock options marked 2005G may be exercised between October 1, 2007 and October 31, 2009. Those stock options marked 2005H may be exercised between October 1, 2008 and October 31, 2010.

        The share subscription price for the stock option 2005F is €18.23, the trade volume weighted average quotation of the shares of the Company on the Helsinki Stock Exchange between January 1 and February 28, 2005 with an addition of 10%. For the stock option 2005G, the share subscription price is €18.65, the trade volume weighted average quotation of the share of the Company on the Helsinki Stock Exchange between January 1 and February 28, 2006 plus an additional 10%. For the stock option 2005H, the share subscription price is €21.65, the trade volume weighted average quotation of the shares of the

Company on the Helsinki Stock Exchange between January 1 and February 28, 2007 plus an additional 10%.

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

        As of March 9, 2007, the maximum number of new shares of the Company that may be issued through the exercise of the D, E, F, G and H stock options represented approximately 2% of our total share capital.

Item 7.    Major Shareholders and Related Party Transactions

Major Shareholders

        As far as it is known to our management, we are not, directly or indirectly, controlled by another corporation, by any government or by any other entity and there are no arrangements the operation of which may at a subsequent date result in a change in our control.

        The following table sets forth our major shareholders as of March 9, 2007, based on registered share ownership as reflected in our share register (except for the Holzhey/Bischoff group, which includes ten prior Haindl shareholders, for which the share ownership information is as of February 12, 2007):

	As of March 9, 2007
	Number of Shares	Percent of Shares	Percent of Votes
Holzhey/Bischoff group (including ten prior Haindl shareholders)	9,347,704	1.79%	1.79%
Ilmarinen Mutual Pension Insurance Company	8,114,465	1.55	1.55
Gustaf Serlachius (representing five shareholders)	6,309,811	1.21	1.21
Varma Mutual Pension Insurance Company	5,335,458	1.02	1.02
Svenska litteratursällskapet i Finland	3,545,870	0.68	0.68
The State Pension Fund	3,150,000	0.60	0.60
Etera Mutual Pension Insurance Company	2,154,200	0.41	0.41
Eläke-Fennia Mutual Pension Fund	2,027,316	0.39	0.39
The Finnish Cultural Foundation	1,748,816	0.33	0.33
The Kymi 100 Year Foundation	1,745,482	0.33	0.33
Nominees & registered foreign owners (excluding Holzhey/Bischoff group)	365,141,919	69.78	69.78
Nominees & registered foreign owners (including Holzhey/Bischoff group)	374,489,623	70.84	70.84
Others	114,638,389	21.91	21.91

Total	523,259,430	100.00%	100.00%

        To the knowledge of our management, there were two holders of 5% or more of our shares as of March 9, 2007:

	As of March 9, 2007
	Number of Shares	Percent of Shares	Percent of Votes
Franklin Resources Inc.(1)	39,737,680	7.59%	10.13%
Capital Group Companies, Inc.(2)	51,660,753	9.87%	7.86%

(1)
These shares were held through accounts managed by affiliated investment advisors of Franklin Resources Inc. as of March 7, 2005. On that date, Franklin Resources, Inc. held 39,737,680 shares and in addition held voting rights in 13,285,228 shares. This represented 7.58% and 10.11% of UPM-Kymmene Corporation's total number of shares in issue of 524,320,252 and of total voting rights, respectively, as of March 7, 2005. We are unable to determine the exact holdings of these accounts as per dates other than the dates on which they notify us of their holdings on the basis of the flagging rules of the Finnish Securities Market of 1989, as amended, or the dates of the annual or extraordinary general meetings of shareholders of UPM-Kymmene Corporation, at which time these entities have elected to register their holdings.

(2)
As of December 15, 2006, the holdings by the mutual funds of the Capital Group Companies, Inc. of our shares were as follows: Capital Research and Management Company, 25,310,600 shares, Capital Guardian Trust Company 19,816,547 shares, Capital International, Inc. 101,228 shares, Capital International Ltd. 5,629,265 shares and Capital International, S.A. 803,113 shares, totaling 51,660,753 shares. This holding amounted to 9.87% of our share capital. The voting rights of the Capital Group Companies, Inc. were as follows: Capital Research and Management Company, 19,810,600 shares, Capital Guardian Trust Company 16,509,900 shares, Capital International, Inc. 77,200 shares, Capital International Ltd. 4,133,992 shares, Capital International, S.A. 592,558 shares, totaling 41,124,250 shares. The total amount of voting rights managed by the Capital Group Companies, Inc. represented 7.86% of the total voting rights in UPM-Kymmene Corporation.

        As of March 9, 2007, 23,702,496 shares in the form of ADSs, representing 4.53% of our issued and outstanding shares, were held in the United States by 17 record holders. In addition, as of March 9, 2007, 1,526,916 shares, representing 0.29% of our issued and outstanding shares, were held in the United States by 171 record holders.

Related Party Transactions

        There is no outstanding indebtedness to UPM-Kymmene Corporation by any director or executive officer or 10% shareholder of the Company.

        From time to time, UPM-Kymmene Corporation and its subsidiaries engage in ordinary course transactions with other companies that are related to UPM-Kymmene Corporation. These transactions include the supply of different paper grades, pulp, wood or other products and the provision of treasury and financing transactions. Along with our subsidiaries, we negotiate the terms of each transaction on an arm's-length basis following management guidelines. We believe that the terms of each transaction are generally no less favorable than would be available in transactions with third parties that are not related to us.

        Chemical Pulp.    Most of our chemical pulp is produced and sold internally. The internal sales are priced at the market price for the pulp. Furthermore, we hold a 47% interest in Metsä-Botnia, a joint venture with M-real and Metsäliitto. M-real is a Finnish paper producer and Metsäliitto is a co-operative organization of Finnish forest owners. Metsäliitto is also the controlling shareholder of M-real. Chemical pulp produced by Metsä-Botnia is sold to us and to M-real at the market price less certain transportation and other costs. In 2006, 2005 and 2004, our chemical pulp entitlement with respect to the production of Metsä-Botnia was 1.1 million tons per year. Total purchases of chemical pulp from Metsä-Botnia amounted to €197 million in 2006, €201 million in 2005 and €238 million in 2004. See "Item 4. Information on the Company—Associated Companies and Joint Ventures—Metsä-Botnia."

        Energy.    We obtain most of the energy for our production units in Finland through power plants which we owned or leased, as well as through ownership in power companies, which entitle us to receive electricity and heat from those companies. A significant volume of our electricity procurement comes from Pohjolan Voima, a Finnish power producer in which we hold a 42.19% equity interest, and Kemijoki Oy, a Finnish hydropower producer in which we hold a 4.13% equity interest. Pohjolan Voima is also a majority shareholder in Teollisuuden Voima Oy, one of Finland's two nuclear power companies. Purchases of electricity from these associated companies totaled €194 million in 2006, €166 million in 2005 and €198 million in 2004. In accordance with the articles of association of the power companies and related shareholder agreements, the prices we pay to the power companies are based on production costs, which are generally lower than market prices. Internal sales are based on the prevailing market price.

        Research and Development.    Approximately 10 to 15% of our research and development activities is conducted by FPPRI, in which we are one of four corporate owners with a 38.65% interest. Our ownership in FPPRI provides us with fundamental research information regarding our main raw materials, major manufacturing processes and key product attributes. In addition to joint research at FPPRI, we also utilize the institute for contract research in connection with product and process development. These services are provided on an arm's-length basis and upon terms that we believe to be customary within the industry and generally no less favorable than would be available from unrelated third parties. See "Item 5. Operating and Financial Review and Prospects—Research and Development."

        Recovered Paper.    We purchase raw materials from certain associated companies, one of the most significant of which is Paperinkeräys Oy, a Finnish company in which we have a 22.98% interest. Paperinkeräys Oy is engaged in the procurement, processing and transport of recovered paper. Aggregate raw material purchases from associated companies amounted to €15 million in 2006, €17 million in 2005 and €15 million in 2004. Recovered paper is sold to us and other shareholders of Paperinkeräys Oy at a contract-based price that takes into account paper recycling expenses and the world market prices for recovered paper. In Austria, we have a similar arrangement concerning recovered paper, which is purchased from Austria Paper Recycling G.m.b.H., a company in which we own a 33.32% equity interest. The aggregate recovered paper purchases amounted to €12 million in 2006, €14 million in 2005 and €12 million in 2004.

        Pension foundations.    In Finland, we have a pension foundation (Kymin Eläkesäätiö), which is a separate legal entity. The pensions of approximately 7% of our Finnish employees are arranged through this foundation. The contributions paid by us to the foundation amounted to €17 million in 2006, €16 million in 2005 and €19 million in 2004. The foundation manages and invests the contributions paid to the plan. The fair value of the foundation's assets at December 31, 2006 was €206 million, of which 84% was in the form of loans to the company and 16% invested in property.

        The pensions of approximately 68% of our employees in the United Kingdom are arranged through the UPM-Kymmene UK Pension Fund which is a separate legal entity. The contributions paid by us to the fund amounted to €7 million in 2006, €9 million in 2005 and €4 million in 2004. The fair value of the fund's assets at December 31, 2006 was €195 million, of which 68% was invested in equities and 32% in debt instruments and property.

        We intend to continue to engage in transactions on a similar basis with such related companies.

Item 8.    Financial Information

Consolidated Financial Statements

        See "Item 18. Financial Statements."

Other Financial Information

Export Sales from Finland and Sales by Market Area

        We have production plants in 15 countries, including Austria, Finland, Germany, the United Kingdom, France, the United States, Canada and China. Although 52% of our employees were resident in Finland as of December 31, 2006, sales to Finland accounted for only 9% of our global sales in 2006. Sales to our most important markets, the European Union and North America, contributed 78% of our total sales. Our export sales from Finland, our main base of operations, were equal to €4,006 million in 2006.

        The following table sets forth the percentages of our sales in 2006 by market area:

Percentage of Group Sales
Market Area
Germany	16%
United Kingdom	12
Finland	9
France	7
Other European Union countries	22
Rest of Europe	7
USA	11
Canada	1
Asia	10
Other countries(1)	5

Total	100%

(1)
Includes Africa, Mexico, South America, Australia and Oceania.

Legal Proceedings

        We are a defendant or plaintiff in a number of legal proceedings incidental to our operations. These legal proceedings primarily involve claims arising out of commercial law issues.

        In 2003, we directed our outside counsel to conduct an internal investigation of UPM's and our subsidiaries' compliance with competition laws in the United States and other jurisdictions where the companies conduct business. Following this internal investigation, we decided to approach competition law authorities in the European Union and North America, and subsequently in other countries, to disclose any conduct that did not comport with applicable competition laws and to strengthen its competition law compliance programs. We have created a European Union Competition of our Law Compliance Manual and have initiated a comprehensive competition law training program for all its employees.

        The competition authorities have continued investigations into alleged antitrust activities with respect to various products. The U.S. Department of Justice, the relevant authorities of the European Union and authorities in several of its member states, Canada and certain other of our countries, have informed us that we have received conditional full immunity with respect to certain conduct disclosed to the authorities.

        During 2006, the investigations of the U.S. labelstock industry and European fine paper, newsprint, magazine paper, label paper and self-adhesive labelstock markets were closed by the U.S. Department of Justice and the European Commission competition authority. In addition, in December 2006, the Finnish Competition Authority decided not to propose a fine to us in its investigation of raw wood procurement in Finland.

        UPM and its subsidiary, UPM Raflatac, Inc., along with certain labelstock manufacturers, have been named as defendants in a number of class-action lawsuits filed in U.S. District Courts by the Company's customers and in state courts by customers of the Company's customers. These lawsuits allege that the defendants violated federal and/or state antitrust laws by conspiring with one another to fix the prices of and allocate the markets for labelstock products. The complaints seek treble or punitive damages for alleged overcharges resulting from the purported conspiracy.

        UPM and its subsidiary, UPM-Kymmene, Inc., have also been named as a defendant in class-action lawsuits making similar allegations against manufacturers of magazine papers. These complaints, like the labelstock complaints, seek treble or punitive damages for alleged overcharges resulting from the purported conspiracy.

        In an unrelated development, on May 3, 2004, UPM received a Statement of Objection from the European Commission concerning alleged anti-competitive activities in the market for plastic industrial sacks. UPM manufactured plastic industrial sacks until December 2000, when the business was sold. In November 2005, the European Commission imposed a fine of €56.55 million on us in connection antitrust activities in the market for plastic industrial sacks. UPM has paid the fine in March 2006 but has appealed the decision.

        In the aggregate, these matters may implicate or result in substantial adverse publicity, penalties and damages. It is possible that any ultimate liability could be material to our financial position, results of operations and cash flow. At this time, however, and in light of our cooperation with the authorities, and due to the considerable uncertainties associated with these matters, it is not possible for us to estimate any potential liability. We will continue to consider the need to establish loss provisions in light of future developments.

        Other than these proceedings, we have not been involved in any legal, administrative or arbitration proceedings which the management would expect to potentially have a material adverse effect on our business, financial condition or results of operations, nor, so far as management is aware, are any such legal, administrative or arbitration proceedings pending or threatened.

Dividend Policy

        Under the Finnish Companies Act and general corporate practice, dividends are proposed by our Board of Directors, based on our year-end audited financial statements and subject to the amount of distributable funds for the parent company UPM-Kymmene Corporation on a non-consolidated basis, and are approved in respect of the prior year at the annual general meeting of our shareholders. The annual general meeting is usually convened in March each year. Holders of record of UPM-Kymmene Corporation ordinary shares on the date of the annual general meeting of shareholders at which a dividend is declared are entitled to receive the dividend, less any amounts required to be withheld on account of taxes or governmental charges. Cash dividends payable to holders of ordinary shares will be distributed by the Company directly, except for those who hold ADSs, who will receive dividends from the depositary for the ADSs, Citibank N.A. (the "Depositary"). In Finland, the payment will be made to the depositary bank or other institution holding the shares for the shareholder, which will credit the payment to the shareholder's account. For shareholders in the United States, the payment will be converted from euro into U.S. dollars unless they instruct otherwise. The U.S. dollar amounts of dividends received by holders of ordinary shares may be affected by fluctuations in exchange rates. See "Item 3. Key Information—Exchange Rates."

        We expect to continue to pay dividends, although there can be no assurance as to the particular amounts that will be paid from year to year. The payment of future dividends will depend upon our future earnings, financial condition (including our cash needs), future earnings prospects and other factors deemed relevant by our Board of Directors. See "Item 5. Operating and Financial Review and Prospects."

        See also "Item 3. Key Information—Dividends."

Significant Changes

        Other than the agreement for the disposition of Walki Wisa described in "Item 5. Operating and Financial Review and Prospects—Recent Developments—Recent Acquisitions and Divestments," no significant changes have occurred since the date of the annual financial statements included in this annual report.

Item 9.    The Offer and Listing

Nature of Trading Markets

        Our shares are registered for trading on the Helsinki Stock Exchange under the symbol "UPM1V."

        The following table sets forth, for the periods indicated, the high and low sales prices of our shares on the Helsinki Stock Exchange, as reported in euro by the Helsinki Stock Exchange, retroactively taking into account the bonus issue in March 2003:

	Price per UPM-Kymmene Share
	High	Low
	(€)
2002	22.25	12.61
2003	17.10	11.05
2004	17.13	14.44
2005	18.15	15.05
2006	20.91	15.36
2007 (through March 9, 2007)	20.59	18.48
	High	Low
	(€)
2005
First Quarter	18.15	15.77
Second Quarter	16.67	15.05
Third Quarter	17.29	15.25
Fourth Quarter	17.00	15.35
2006
First Quarter	20.91	15.84
Second Quarter	20.50	15.36
Third Quarter	19.22	16.23
Fourth Quarter	20.12	18.18
2007
First Quarter (through March 9, 2007)	20.59	18.48
	High	Low
	(€)
September 2006	19.22	18.00
October 2006	20.12	18.18
November 2006	19.96	18.40
December 2006	19.62	18.45
January 2007	19.85	18.48
February 2007	20.59	19.12
March 2007 (through March 9, 2007)	20.05	19.10

        Since June 29, 1999, our shares have been traded in the United States on the New York Stock Exchange under the symbol "UPM" in the form of ADSs, which are evidenced by American Depositary Receipts. Each ADS represents one share.

        The depositary bank for UPM ADRs, Citibank N.A., has advised us that, as of March 9, 2007, there were 23,702,496 ADRs outstanding. The outstanding ADRs were held of record by 17 record holders. A significant number of ADRs are held of record by broker nominees. The number of beneficial owners is unknown but is believed to be materially higher than the 17 record holders.

        The following table sets forth, for each of the periods indicated, the reported high and low closing price per UPM-Kymmene ADS as reported on the New York Stock Exchange Composite Tape, retroactively taking into account the bonus issue in March 2003:

	Price per UPM-Kymmene ADS
	High	Low
	(U.S. $)
2002	20.52	12.85
2003	20.00	12.70
2004	22.70	17.65
2005	23.82	18.56
2006	25.51	19.37
2007 (through March 9, 2007)	26.90	24.22
	High	Low
	(U.S. $)
2005
First Quarter	23.82	20.74
Second Quarter	21.43	19.13
Third Quarter	20.87	18.71
Fourth Quarter	20.12	18.56
2006
First Quarter	25.44	19.39
Second Quarter	24.91	19.37
Third Quarter	24.30	20.49
Fourth Quarter	25.51	23.23
2007
First Quarter (through March 9, 2007)	26.90	24.22
	High	Low
	(U.S. $)
September 2006	24.30	23.32
October 2006	25.40	23.23
November 2006	25.51	24.61
December 2006	25.48	24.85
January 2007	25.64	24.22
February 2007	26.90	25.67
March 2007 (through March 9, 2007)	26.16	25.19

Trading and Settlement on the Helsinki Stock Exchange

        Trading in and clearing of securities on the Helsinki Stock Exchange takes place in euro, with the minimum tick size for trading quotations being one euro cent. All price information is produced and published only in euro.

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

        Trades are normally cleared in the Finnish Central Securities Depository's, or FCSD, automated clearing and settlement system on the third banking day after the trade date unless otherwise agreed by the parties.

        The Helsinki Stock Exchange is a part of the OMX group. OMX also owns and maintains the exchanges in Stockholm, Copenhagen, Riga, Reykjavik, Vilnius and Tallinn. The OMX Nordic Exchange consists of three local exchanges in Copenhagen, Helsinki and Stockholm and the companies listed on these three exchanges are presented on one list, the Nordic List.

Regulation of the Finnish Securities Market

        The Finnish Financial Supervision Authority supervises the securities market in Finland. The principal statute governing the securities market is the Finnish Securities Market Act of 1989, which contains regulations with respect to company and shareholder disclosure obligations, misuse of insider information and market manipulation, admission to listing and trading of listed securities and public takeovers, among other things. The Finnish Financial Supervision Authority monitors compliance with these regulations.

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

        A shareholder is required, without undue delay, to notify a Finnish listed company and the Finnish Financial Supervision Authority when its voting participation in, or its percentage ownership of, the issued share capital of such Finnish listed company reaches, exceeds or falls below 5%, 10%, 15%, 20%, 25%, 30%, 50% or 66 2/3%, calculated in accordance with the Finnish Securities Market Act, or when it enters into an agreement or other arrangement that, when affected, has such effect. If a Finnish listed company receives information indicating that a voting interest or ownership interest has reached, exceeded or fallen below these thresholds, it must disclose such information to the public and to the Helsinki Stock Exchange.

        Pursuant to the Finnish Securities Market Act, a shareholder whose holding in a Finnish listed company increases above three-tenths or one-half of the total voting rights attached to the shares of the company, calculated in accordance with the Finnish Securities Market Act, after the commencement of a public quotation of such shares must offer to purchase the remaining shares and other securities entitling their holders to shares of such company for fair market value. If the securities, the purchase of which caused the holding of a shareholder to increase above the three-tenths or one-half threshold, were purchased through a public tender offer made for all shares of the company and other securities entitling its holder to shares of such company, the obligation to make a public tender offer will not be triggered. If a Finnish listed company has one shareholder whose holding of the voting rights attached to the company's shares is above the three-tenths or one-half threshold, another shareholder of the company will not be obliged to make a public tender offer until its holding exceeds that of the shareholder whose holding is greater than one of the above-mentioned thresholds. If a shareholder's holding in a Finnish listed company increases above the three-tenths or one-half threshold solely due to acts by the company or another shareholder, the shareholder whose holding has exceeded such threshold will not be obliged to make a public tender offer before purchasing or subscribing more shares of the company or otherwise increasing its holding of voting rights attached to the shares of the company. Under the Companies Act, a shareholder holding shares representing more than 90% of all the shares and the votes in a company has the right to require the minority shareholders to sell the remaining shares of such company to such shareholder for fair market value. In addition, any minority shareholder that possesses shares that may be so purchased by a majority shareholder is entitled to require such majority shareholder to purchase its shares. Detailed rules apply for the calculation of the above proportions of shares and votes.

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

        The FCSD maintains a register of the shareholders of listed companies and book-entry accounts for shareholders that do not wish to utilize the services of a commercial account operator. The expenses incurred by the FCSD in connection with maintaining the central book-entry securities system are borne by the issuers participating in the Finnish book-entry securities system and the account operators. The account operators, which consist of credit institutions, investment services companies and other institutions licensed to act as account operators by the FCSD (each, an "Account Operator"), are entitled to make entries in the book-entry register and administer the book-entry accounts.

Registration

        In order to effect entries in the Finnish book-entry securities system, a security holder or such holder's nominee must establish a book-entry account with the FCSD or an Account Operator or register its securities through nominee registration. Finnish shareholders may not register their securities through nominee registration. For shareholders who have not transferred their shares into book-entries, a joint book-entry account shall be opened with the FCSD, the registered holder of which shall be the issuer. All transactions in securities registered with the Finnish book-entry securities system are executed as computerized book-entry transfers. The Account Operator confirms book-entry transfers by sending notifications of transactions to the holder of the respective book-entry account. The account holders also receive an annual statement of their holdings as of the end of each calendar year.

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

        Each Account Operator is strictly liable for errors and omissions on the registers maintained by it and for any unauthorized disclosure of information. However, if an account holder has suffered a loss as a result of a faulty registration or an amendment to, or deletion of, rights in respect of registered securities and the Account Operator is unable to compensate for such loss, such account holder is entitled to receive compensation from the FCSD. To cover for this contingency, the FCSD maintains a statutory registration fund. The capital of the fund must be at least 0.000048% of the average of the total market value of the book entries kept in the Finnish book-entry securities system during the last five calendar years and it must not be less than €20 million. The compensation to be paid to one injured party shall be equal to the amount of damages suffered by such injured party from a single Account Operator subject to a maximum amount of €25,000. Furthermore, the liability of the registration fund is limited to €10 million per incident.

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

Purpose and Object

        Pursuant to Section 2 of our articles of association, the sphere of operations of the Company is to engage, either directly or through its subsidiaries, in the forest, packaging, chemical, engineering, marine technology and energy production industries as well as other business operations related to these. The Company may also own and control real estate, shares and other securities, engage in other investment activities and act as the parent company of the group that it forms.

Corporate Governance

        Matters pertaining to corporate governance are mainly regulated under the Companies Act. For discussion relating to corporate governance, see also "Item 6. Directors, Senior Management and Employees."

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

        Under our articles of association, a shareholder must give notice to the Company of his or her intention to attend a general meeting no later than the date and time specified by the Board of Directors in the notice of the general meeting, which may not be earlier than five days before the general meeting (the "Registration Date"). Under our articles of association, notices of general meetings of shareholders must be given not earlier than two months prior to the Registration Date and not later than 17 days before the meeting by publishing an announcement of the meeting in at least two Finnish daily newspapers published in the Helsinki area designated by the Board of Directors at its discretion.

        Inasmuch as the shares have been transferred to the Finnish Book-Entry Securities System, in order to have the right to attend and vote at a general meeting, a shareholder must be registered not later than ten days prior to the relevant general meeting in the register of shareholders kept by the FCSD in accordance with the Companies Act and the Act on the Book-Entry Securities System. See "Item 9. The Offer and Listing—The Finnish Book-Entry Securities System." Voting rights may not be exercised by a shareholder if such shareholder's shares are registered in the name of a nominee. A beneficial owner wishing to exercise such rights should seek a temporary registration and be registered in the register of shareholders not later than ten days prior to the relevant general meeting. There are no quorum requirements for general meetings of shareholders in the Companies Act or the articles of association. Hence, it is possible that, depending on the attendance at any particular general meeting of shareholders, a relatively limited number of shareholders may approve resolutions put forward at such meeting.

Voting

        A shareholder may attend and vote at a general meeting of shareholders in person or through an authorized representative. Because our shares are part of the FCSD, in order to have the right to attend and vote at a general meeting of shareholders, a shareholder must be registered on the relevant record date in the register of shareholders kept by the FCSD in accordance with the Finnish Companies Act and the Finnish Act on the Book-Entry Securities System. The record date is ten days prior to the relevant general meeting.

        Each of our shares is entitled to one vote at a general meeting of shareholders. While resolutions are usually passed by a majority of the votes cast, certain resolutions, such as a resolution to amend the articles of association, a resolution to issue shares not subject to shareholders' preferential subscription rights and, in certain cases, a resolution regarding a merger or liquidation of the Company, require a majority of at least two-thirds of the votes cast and the shares represented at the general meeting of shareholders. Any amendment to the redemption liability (purchase obligation) provisions of the articles of association requires at least three-fourths of the votes cast and the shares represented at the relevant meeting.

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

  (a)
  the weighted average trading price of the ordinary shares of the Company on the Helsinki Stock Exchange during the ten (10) business days prior to the day on which the shareholder obligated to purchase ordinary shares of the Company in accordance with this provision informed the Company that the above-mentioned percentage of ownership of ordinary shares or votes has been reached or exceeded or, in the event that no such notification is provided to the Company, or such notification is provided after the expiration of the period of time set forth in the articles of association, then during the ten (10) business days prior to the day on which the Company's Board of Directors is informed in any other manner; or

  (b)
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

        Pursuant to the Finnish Securities Market Act, a shareholder whose holding in a Finnish listed company increases above three-tenths or one-half of the total voting rights attached to the shares of the company, calculated in accordance with the Finnish Securities Market Act, after the commencement of a public quotation of such shares, must offer to purchase the remaining shares and other securities entitling their holders to shares of such company for fair market value.

Control of Foreign Ownership

        Restrictions on foreign ownership of Finnish companies were abolished as of January 1, 1993. However, under the Act on the Monitoring of Foreigners' Corporate Acquisitions in Finland of 1992, clearance by the Finnish Ministry of Trade and Industry would be required if a foreign person or entity, other than a person or entity from another member state of the European Economic Area or the Organization for Economic Cooperation and Development, or a Finnish entity controlled by one or more such foreign persons or entities, were to acquire a holding of one-third or more of the voting power of the Company. The Ministry of Trade and Industry could refuse clearance where the acquisition would jeopardize important national interests, in which case the matter would be referred to the government of Finland.

Amendment Proposal

        On February 12, 2007, we announced the proposal of our Board of Directors to our annual general meeting of shareholders scheduled to be held on March 27, 2007 to amend our articles of association as follows:

  •
  to delete references to the minimum share capital, the maximum share capital and the number of shares, as well as the references concerning the book-entry system, with the exception of the mention that the company's shares are included in the book-entry system;

  •
  to delete reference to the retirement age for board members and change the right to sign for the company to the right of representation;

  •
  to amend the articles of association to the effect that the last registration date for participation in the general meeting of shareholders is not be earlier than ten days prior to the meeting;

  •
  to amend the articles of association to the effect that the summons to the general meeting of shareholders shall be published not earlier than three months before the last registration date and not later than 17 days before the date of the meeting;

  •
  to amend the articles of association to the effect that the annual general meeting of shareholders shall be held within six months of the closing of the financial period of the company; and

  •
  to make certain changes in the names of headings and terminology used in the articles of association.

Material Contracts

        Neither UPM-Kymmene Corporation nor any of its consolidated subsidiaries has entered into any contracts in the last two years outside of the ordinary course of business that have had or may reasonably be expected to have a material effect on our business.

Exchange Controls

        Our shares may be bought by non-residents of Finland ("non-residents") on the Helsinki Stock Exchange without any separate Finnish exchange control consent. Non-residents may receive dividends without a separate Finnish exchange control consent, the transfer out of Finland being subject to payment by the Company of withholding taxes. Non-residents that have acquired our shares may receive shares pursuant to a bonus issue or through participation in a new issue without a separate Finnish exchange control consent. Shares may be sold in Finland by non-residents and the proceeds of such sale may be transferred out of Finland in any convertible currency. There are no Finnish exchange control regulations applying to the sale of shares of the Company by non-residents to other non-residents. Subject to the discussion above in "—Control of Foreign Ownership."

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

Finnish Taxation

        The following is a description of the principal Finnish income tax consequences of the purchase, ownership and disposition of shares or ADSs by a holder who is not a resident of Finland (a "non-resident"). It does not purport to be a complete analysis of all potential Finnish tax consequences to holders of the shares and ADSs. Prospective investors should consult their own advisers as to the consequences of the purchase, ownership and disposition of shares or ADSs in light of their particular circumstances, including the effect of any foreign, state, or local tax laws. Statements regarding Finnish tax laws set forth below are based on the laws in force and as interpreted by the relevant taxation authorities as of the date hereof and are subject to any changes in Finnish law, or in the interpretation thereof by the relevant taxation authorities.

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

        Finland applied an imputation or avoir fiscal system until 2005 for profits distributed as dividends. In June 2004 the Parliament of the Republic of Finland approved a Corporate and Capital Tax Reform according to which the imputation system was replaced with effect from January 1, 2005 with a limited double taxation system. As part of the Tax Reform, capital gains related to certain shareholdings of Finnish resident companies are tax exempt from May 19, 2005 onwards, correspondingly capital losses and write offs are not any more tax deductible.

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

        Under the limited double taxation system the corporate income will first be taxed according to the corporate income tax at the rate of 26% at the company level and subsequently the dividends received by shareholders will be taxed at the appropriate rates depending on the type of the company distributing dividends and on the other hand whether the resident shareholder is a listed company, privately held company or a natural person—though in many cases the dividend received is at least partly exempt from income tax. There is no minimum tax payable by the companies depending on the amount of dividends, as what was the case with the old avoir fiscal system. If the listed Finnish company distributes dividends to a shareholder, which is a natural person and resident of Finland, 70% of the dividends received by such a shareholder will be taxable as capital income, thus, the applicable tax rate will be 28%. The rest of the dividend income received by such a shareholder will not be treated as taxable income. Finnish company paying the dividends is responsible for withholding an advance tax at the rate of 19% of the amount of dividends.

        Non-residents of Finland are subject to Finnish withholding tax on dividends paid by a Finnish company. The withholding tax rate is 20% unless otherwise set forth in an applicable tax treaty.

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

  Finnish Capital Gains and Other Taxes

        Shareholders who are not resident in Finland and who do not engage in trade or business through a permanent establishment or fixed base in Finland which could be regarded as the holder of the relevant shares or ADSs, will normally not be subject to Finnish taxes on capital gains realized on the transfer of shares. Transfers of shares by a non-resident of Finland by way of gift or by reason of the death of the owner are subject to Finnish gift or inheritance tax respectively if either the transferor or the transferee was a resident of Finland at the time of death or when the gift was given, unless Finland has waived its rights in a tax treaty to impose tax.

United States Federal Income Taxation

General

        The following is a description of the principal U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of our shares or ADSs, which are evidenced by American Depositary Receipts. This description addresses only the U.S. federal income tax considerations of U.S. Holders (as defined below) that are initial purchasers of our shares or ADSs and that will hold such shares or ADSs as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, financial institutions, insurance companies, real estate investment trusts, grantor trusts, regulated investment companies, dealers or traders in securities or currencies, tax-exempt entities, pension funds, persons that received our shares or ADSs pursuant to an exercise of employee stock options or rights or otherwise as compensation for the performance of services, persons that will hold our shares or ADSs as a position in a "straddle" or as a part of a "hedging," "conversion" or other risk reduction transaction for U.S. federal income tax purposes, persons that have a "functional currency" other than the U.S. dollar, persons that will own our shares or ADSs through partnerships or other pass through entities, holders subject to the alternative minimum tax, certain former citizens or long-term residents of the United States or holders that own (or are deemed to own) 10% or more (by voting power) of our shares. This description does not address any state, local or non-U.S. tax consequences of the acquisition, ownership and disposition of our shares or ADSs. Moreover, this description does not address the consequences of any U.S. federal tax other than income tax, including but not limited to the U.S. federal estate and gift taxes. This description is based on (i) the Internal Revenue Code of 1986, as amended (the "Code"), existing, proposed and temporary U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof and (ii), in part, on the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

        For purposes of this description, a "U.S. Holder" is a beneficial owner of our shares or ADSs that, for U.S. federal income tax purposes, is: (i) a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust, if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes or if (A) a court within the United States is able to exercise primary supervision over its administration and (B) one or more U.S. persons have the authority to control all of the substantial decisions of such trust. A "Non-U.S. Holder" is a beneficial owner of our shares or ADSs that is neither a U.S. Holder nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes).

        If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our shares or ADSs, the tax treatment of the partnership or a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. A partnership or a partner in a partnership that holds our shares or ADSs should consult its own tax advisor.

Ownership of ADSs in General

        For U.S. federal income tax purposes, if you are a holder of ADSs, you generally will be treated as the owner of our shares represented by such ADSs.

        The U.S. Treasury Department has expressed concern that depositaries for ADSs, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of U.S. foreign tax credits by U.S. holders of such receipts or shares. Accordingly, the analysis regarding the availability of a U.S. foreign tax credit for Finnish taxes and sourcing rules described below could be affected by future actions that may be taken by the U.S. Treasury Department.

Distributions

        Subject to the discussion under "—Passive Foreign Investment Company Considerations" below, the gross amount of any distribution by the Company of cash or property (other than certain distributions, if any, of shares or ADSs distributed pro rata to all shareholders of the Company, including holders of ADSs) with respect to shares, before reduction for any Finnish taxes withheld therefrom, will be includible in income by a U.S. Holder as dividend income to the extent such distributions are paid out of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Certain non-corporate U.S. Holders generally may be taxed on such dividends at the lower rates applicable to long-term capital gains for taxable years beginning on or before December 31, 2010, (that is, gains from the sale of capital assets held for more than one year). However, a U.S. Holder's eligibility for such preferential rate is subject to certain holding period requirements and the non-existence of certain risk reduction transactions with respect to the shares or ADSs. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion under "—Passive Foreign Investment Company Considerations" below, to the extent, if any, that the amount of any distribution by our Company exceeds the Company's current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of the U.S. Holder's adjusted tax basis in the Shares or ADSs and thereafter as capital gain. We do not maintain calculations of our earnings and profits under U.S. federal income tax principles. Therefore, U.S. Holders should expect that distributions by our Company generally will be treated as dividends for U.S. federal income tax purposes.

        Any dividend paid in euro (or any currency other than U.S. dollars) will be included in income in a U.S. dollar amount based on the prevailing spot market exchange rate in effect on the date of receipt by the U.S. Holder, in the case of shares, and by the depositary in the case of ADSs. Assuming the payment is not converted at that time, the U.S. Holder will have a tax basis in euro (or any currency other than U.S. dollars) equal to that U.S. dollar amount, which will be used to measure gain or loss from subsequent changes in exchange rates. Any gain or loss realized by a U.S. Holder that subsequently sells or otherwise disposes of euro (or, any currency other than U.S. dollars), which gain or loss is attributable to currency fluctuations after the date of receipt of the dividend, will be ordinary gain or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

        Dividends on the shares or ADSs received by a U.S. Holder will generally be treated as foreign source income for U.S. foreign tax credit purposes. Subject to limitations under U.S. federal income tax law concerning credits or deductions for foreign taxes and certain exceptions for short-term and hedged positions, any Finnish withholding tax imposed on dividends would be treated as a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability (or at a U.S. Holder's election, may be deducted in computing taxable income if the U.S. Holder has elected to deduct all foreign income taxes for the taxable year). The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific "baskets" of income. For this purpose, for taxable years beginning before January 1, 2007, the dividends on the shares or ADSs should generally constitute "passive income," or in the case of certain U.S. Holders, "financial services income," and, for taxable years beginning after December 31, 2006, the dividends should generally constitute "passive category income," or in the case of certain U.S. Holders, "general category income." The rules with respect to foreign tax credits are complex, and U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

        Subject to the discussion under "—Backup Withholding Tax and Information Reporting Requirements" below, if you are a Non-U.S. Holder of our shares or ADSs, you generally will not be subject to U.S. federal income or withholding tax on dividends received by you on your shares or ADSs, unless such income is effectively connected with your conduct of a trade or business in the United States.

Sale or Exchange of Shares or ADSs

        Subject to the discussion under "—Passive Foreign Investment Company Considerations" below, a U.S. Holder generally will recognize gain or loss on the sale or exchange of the shares or ADSs equal to the difference between the amount realized (including the gross amount of the proceeds before the deduction of any Finnish tax) on such sale or exchange and the U.S. Holder's adjusted tax basis in the shares or ADSs. Subject to the discussion under "—Passive Foreign Investment Company Considerations" below, such gain or loss will be capital gain or loss. In the case of a non-corporate U.S. Holder, the maximum marginal United States federal income tax rate applicable to such gain will be lower than the maximum marginal United States federal income tax rate applicable to ordinary income if such U.S. Holder's holding period for such shares or ADSs exceeds one year (i.e., such gain is long-term capital gain). Gain or loss, if any, recognized by a U.S. Holder generally will be treated as United States source gain or loss, as the case may be. The deductibility of capital losses is subject to limitations under the Code.

        The initial basis of your shares or ADSs will be the U.S. dollar value of the euro denominated purchase price determined on the date of purchase. If the shares or ADSs are treated as traded on an "established securities market," a cash basis U.S. Holder (or, if it elects, an accrual basis U.S. Holder) will determine the U.S. dollar value of the cost of such shares or ADSs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. The conversion of U.S. dollars to euro and the immediate use of that currency to purchase shares or ADSs generally will not result in taxable gain or loss for a U.S. Holder.

        With respect to the sale or exchange of shares or ADSs, the amount realized generally will be the U.S. dollar value of the payment received determined on (i) the date of receipt of payment in the case of a cash basis U.S. Holder and (ii) the date of disposition in the case of an accrual basis U.S. Holder. If the shares or ADSs are treated as traded on an "established securities market," a cash basis taxpayer (or, if it elects, an accrual basis taxpayer) will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

        Subject to the discussion under "—Backup Withholding Tax and Information Reporting Requirements" below, if you are a Non-U.S. Holder of our shares or ADSs, you generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale or exchange of such shares or ADSs unless (i) such gain is effectively connected with your conduct of a trade or business in the

United States or (ii) in the case of any gain realized by an individual Non-U.S. Holder, you are present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Passive Foreign Investment Company Considerations

        A Non-U.S. corporation will be classified as a "passive foreign investment company," or a PFIC, for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (1) at least 75% of its gross income is "passive income" or (2) at least 50% of the average value of its gross assets is attributable to assets that produce "passive income" or is held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions.

        Based on certain estimates of its gross income and gross assets and the nature of its business, our Company believes that it will not be classified as a PFIC for its taxable year ended December 31, 2006. The Company's status in future years will depend on its assets and activities in those years. The Company has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC for the taxable year ended December 31, 2007 or any future year, but there can be no assurance that the Company will not be considered a PFIC for any taxable year. If we were a PFIC, a U.S. Holder of shares or ADSs generally would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, the shares or ADSs (including the loss of the potential reduced tax rate on certain dividends described above).

        If we were a PFIC, a U.S. Holder of shares or ADSs could make a variety of elections that may alleviate certain of the tax consequences referred to above and one of these elections may be made retroactively. However, it is expected that the conditions necessary for making certain of such elections will not apply in the case of the shares or ADSs. U.S. Holders should consult their own tax advisers regarding the tax consequences that would arise if the company were treated as a PFIC.

Backup Withholding Tax and Information Reporting Requirements

        U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of shares or ADSs. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, our shares or ADSs made within the United States or by a U.S. payor or U.S. middleman to a holder of our shares or ADSs, other than an exempt recipient, including a corporation, a payee that is not a U.S. person that provides an appropriate certification and certain other persons. Backup withholding tax will apply to any payments of dividends on, and to proceeds from the sale or redemption of, our shares or ADSs within the United States or by a U.S. payor or U.S. middleman to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is 28% for taxable years through 2010.

        Backup withholding is not an additional tax. You generally will be entitled to credit any amounts withheld under the backup withholding rules against your U.S. federal income tax liability or a refund of the amounts withheld provided the required information is furnished to the Internal Revenue Service in a timely manner.

Documents on Display

        We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copied at prescribed rates at the Commission's Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. The public may obtain information on the operation of the Commission's Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission.

Item 11.    Quantitative and Qualitative Disclosures about Market Risk

Market-sensitive Instruments and Financial Risk Management

General

        The following discussion about our financial risk-management activities includes "forward-looking statements" that involve risk and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

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

        In our treasury risk management, we use various financial instruments within specified limits to manage the primary market exposures associated with the underlying assets, liabilities and anticipated transactions. We use these instruments to reduce risk by essentially creating offsetting market exposures. We use derivative instruments that are held only for purposes other than trading. These contracts are entered into with financial institutions in accordance with our financial policy, thereby reducing the risk of credit loss.

        The following sensitivity analyses present the hypothetical loss in cash flows or fair values of the financial instruments and derivative financial instruments which were held by us as of December 31, 2006 and 2005, and were subject to changes in foreign exchange rates, interest rates and equity prices. The range of sensitivities chosen for these analyses reflects our view of changes, which are reasonably possible over a one-year period. In the normal course of business, we also face risks that are either non-financial or non-quantifiable. These risks principally include country risk, credit risk and legal risk and are not represented in the following analyses. We also face commodity price risk in relation to our use of wood pulp and energy in our operations. See "Item 3. Key Information—Risk Factors." We have entered into certain forward contracts at the end of 2006 to hedge our exposure to changes in energy and recycled fiber prices. We have not had significant involvement in any other derivative commodity instruments. Accordingly, commodity price risk is also not represented in the following analyses.

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

  •
  is to hedge the net of accounts receivable and payable; and

  •
  is not to hedge our equity exposure arising from foreign net investments.

        Using a hypothetical adverse change of 10% of exchange rates (a weakening of the euro), the hypothetical loss in cash flows of derivative and non-derivative financial instruments and foreign currency denominated balance sheet positions at December 31, 2006 and 2005 was estimated to be €174 million and €132 million, respectively. The hypothetical loss was modeled consistent with our forecasted 12-month currency flows.

Interest Rate Risk

        Our treasury policy with respect to the management of interest rate risk is to maintain an average interest fixing period of six months (can vary between three and 12 months) on our net debt portfolio. Having a short interest fixing period may increase the volatility of the average interest rate paid by us. On the assumption that yield curves will be positive, this approach reduces interest costs in the long term as compared to an interest fixing period greater than six months, therefore making it less costly to borrow at short-term rates. For this purpose, we enter into various derivative financial instruments, including forward contracts, options and swap agreements.

        As of December 31, 2006 and 2005, there was an estimated hypothetical negative effect of €23 million and €36 million, respectively, on fair value of our net debt portfolio (including derivative financial instruments) as a result of interest rate exposures existing at December 31 consequent to a 100 basis point (or 1% per year) downward parallel shift in the yield curve.

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

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

        None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        None.

Item 15.    Controls and Procedures

        (a)   Our management, under the supervision of and with the participation of our President and Chief Executive Officer and our Executive Vice President and Chief Financial Officer, has evaluated the effectiveness of the Group's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2006. Based on such evaluation, our President and Chief Executive Officer and our Executive Vice President and Chief Financial Officer have concluded that, as of such date, the Group's disclosure controls and procedures were effective.

        (b)   Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

        Any internal control system, no matter how well designed, has inherent limitations, including the possibility of human error and the circumvention or overriding of the controls and procedures, which may not prevent or detect misstatements. Also, changes in conditions and business practices in subsequent periods may subject our determination of effectiveness to the risk that certain controls may become inadequate.

        Under the supervision and with the participation of our management, including our President and Chief Executive Officer and our Executive Vice President and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2006. Our management's assessment was based on the framework and criteria established in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment under these criteria, our management, including our President and Chief Executive Officer and our Executive Vice President and Chief Financial Officer, has concluded that, as of December 31, 2006, our internal control over financial reporting is effective.

        Management's assessment of the effectiveness of internal controls over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers Oy ("PwC"), an independent registered public accounting firm, as stated in their report which is included under "Item 18. Financial Statements" beginning on page F-2.

        (c)   See report of PwC, an independent registered public accounting firm, included under "Item 18. Financial statements" beginning on page F-2.

        (d)   There were no changes in the Group's internal controls over financial reporting that occurred during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, the Group's internal control over financial reporting.

Item 16.    [Reserved]

Item 16A.    Audit Committee Financial Expert

        Our Board of Directors has determined that it has at least one "audit committee financial expert," as defined in Item 16A of Form 20-F, serving on the Audit Committee. Michael Bottenheim and Wendy Lane

are the directors whom the Board of Directors has determined to be audit committee financial experts. Holders of ADSs should understand that this designation is a disclosure requirement of the Commission related to Mr. Bottenheim's and Ms. Lane's experience and understanding with respect to certain accounting and auditing matters. The designation does not impose on to Mr. Bottenheim and to Ms. Lane any duties, obligations or liability that are greater than are generally imposed on them as members of the Audit Committee and Board of Directors and their designation as audit committee financial experts pursuant to this Commission requirement does not affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

Item 16B.    Code of Ethics

        Our Board of Directors has adopted a code of conduct applicable to our directors, officers and employees. The code of conduct addresses topics such as conflicts of interest, corporate opportunities, confidentiality, fair dealing, protection and proper use of company assets, compliance with laws, rules and regulation and encouraging the reporting of any illegal or unethical behavior. The code of conduct contains compliance standards and procedures to facilitate the effective operations of the code of conduct and to ensure prompt and consistent action against violations of the code. The code of conduct is available at our website at www.upm-kymmene.com by clicking "About Us"—"Corporate Responsibility."

Item 16C.    Principal Accountant Fees and Services

        Audit Fees.    The total fees paid to our principal accountant, PricewaterhouseCoopers, for the audit of the annual consolidated financial for the years ended December 31, 2006, December 31, 2005 and December 31, 2004 were €4.9 million, €3.1 million and €2.9 million, respectively.

        Audit-Related Fees.    The total fees related to assurance and other services that reasonably relate to the audit or review of financial statements paid to PricewaterhouseCoopers were €1.6 million, €2.1 million and €0.8 million for the years ended December 31, 2006, 2005 and 2004, respectively.

        Tax Fees.    Fees paid to PricewaterhouseCoopers, associated with tax compliance and tax consultation were €1.3 million, €1.1 million and €1.2 million for the years ended December 31, 2006, 2005 and 2004, respectively.

        All Other Fees.    We did not pay any other fees to PricewaterhouseCoopers other than those described above in 2006, 2005 and 2004.

        The Audit Committee has adopted a formal policy on auditor independence requiring the approval by the Audit Committee of all professional services rendered by the Company's independent auditor prior to the commencement of the specified services. The Audit Committee will consider annually and, if appropriate, approve the provision of audit services by the Company's independent auditor and consider and, if appropriate, pre-approve the provision of certain defined audit and non-audit services. The Audit Committee will also consider on a case-by-case basis and, if appropriate, approve specific engagements that are not otherwise pre-approved.

        Any proposed engagement that does not fit within the definition of a pre-approved service may be presented to the Audit Committee for consideration at its next regular meeting or, if earlier consideration is required, to the Audit Committee for action by written consent. The Audit Committee has also delegated to the Chair of the Audit Committee the authority to pre-approve audit-related and non-audit services not prohibited by law to be performed by the Company's independent auditors provided that the Chair shall report any decisions to pre-approve such audit-related or non-audit services and fees to the full Audit Committee at its next regular meeting.

        All of the services described in "Audit-Related Fees," "Tax Fees" and "All Other Fees" above were approved by the Audit Committee in accordance with our formal policy on auditor independence.

Item 16D.    Exemptions from the Listing Standards for Audit Committee

        Not applicable.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchases

        We did not purchase any of our own shares during the year ended December 31, 2006.

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

2.1
Amended and Restated Trust Deed in respect of €5 billion Global Medium Term Note Programme of UPM-Kymmene Corporation dated October 11, 2005 (incorporated herein by reference to Exhibit 2.1 of the annual report on Form 20-F for the year ended December 31, 2005, as filed with the Securities and Exchange Commission on April 4, 2006).

4.1
Key Personnel Stock Options Terms and Conditions, authorized by the annual general shareholder's meeting of March 19, 2002, relating to the administration of stock options for the key personnel of UPM-Kymmene (incorporated herein by reference to Exhibit 4.2 of the annual report on Form 20-F for the year ended December 31, 2001, as filed with the Securities and Exchange Commission on May 31, 2002).

4.2
Contract of Employment for Jussi Pesonen, President and Chief Executive Officer of UPM-Kymmene, dated February 17, 2004 (incorporated herein by reference to Exhibit 4.3 of the annual report on Form 20-F for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on June 21, 2004).

4.3
Key Personnel Stock Options Terms and Conditions, authorized by the annual general shareholder's meeting of March 31, 2005, relating to the administration of Stock Options for the key personnel of UPM-Kymmene (incorporated herein by reference to Exhibit 4.11 of the annual report on Form 20-F for the year ended December 31, 2004, as filed with the Securities and Exchange Commission on May 26, 2005).

6.1
The computation of earnings per share under IFRS and U.S. GAAP is included in Note 14 and Note 40.I(k), respectively, of the notes to the consolidated financial statements included herein.

8.1
For significant subsidiaries as of the end of the year covered by this annual report, see "Item 4. Information on the Company—Organizational Structure."

12.1
Certification by the President and Chief Executive Officer of UPM-Kymmene Corporation pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2
Certification by the Executive Vice President and Chief Financial Officer of UPM-Kymmene Corporation pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1
Certification by the President and Chief Executive Officer of UPM-Kymmene Corporation pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2
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

Date: March 15, 2007

UPM-KYMMENE CORPORATION
By:	/s/ HELENA ROINE
Name:	Helena Roine
Title:	Senior Vice President, Group Accounting and Reporting
By:	/s/ JUHA MÄKELÄ
Name:	Juha Mäkelä
Title:	General Counsel

UPM-KYMMENE CORPORATION

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UPM-KYMMENE CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders
of UPM-Kymmene Corporation

        We have completed an integrated audit of UPM-Kymmene Corporation's 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and audits of its 2005 and 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

        In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, statements of changes in equity, and cash flow statements present fairly, in all material respects, the financial position of UPM-Kymmene and its subsidiaries at December 31, 2006 and December 31, 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with International Financial Reporting Standards as adopted by the EU (IFRS). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Note 1 to the consolidated financial statements, effective January 1, 2005, the Company changed its method of accounting for goodwill upon the adoption of IFRS 3, Business Combinations.

        IFRS vary in certain respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 40 to the consolidated financial statements.

Internal control over financial reporting

        Also, in our opinion, management's assessment, included in the accompanying "Report of Management on Internal Control Over Financial Reporting" appearing under Item 15, that the Company maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Helsinki, March 15, 2007

PricewaterhouseCoopers Oy
Authorised Public Accountants

Merja Lindh
Authorised Public Accountant

UPM-KYMMENE CORPORATION

CONSOLIDATED INCOME STATEMENT

		As at December 31,
	Note	2006	2006	2005 (As revised*)	2004 (As revised*)
		(U.S.$)	(€)	(€)	(€)
		(In millions, except per share amounts)
Sales	(4)	13,226	10,022	9,348	9,820
Other operating income	(6)	305	231	117	168
Costs and expenses	(7)	(11,236)	(8,514)	(8,092)	(8,254)
Change in fair value of biological assets and wood harvested	(8)	(166)	(126)	34	15
Share of results of associated companies and joint ventures	(9)	81	61	41	58
Depreciation, amortization and impairment charges	(10)	(1,503)	(1,138)	(1,130)	(1,122)
Operating profit	(4)	707	536	318	685
Gains on available-for-sale investments, net	(11)	(3)	(2)	90	1
Exchange rate and fair value gains and losses	(12)	24	18	(4)	48
Interest and other finance costs, net	(12)	(244)	(185)	(147)	(178)
Profit before tax		484	367	257	556
Income taxes	(13)	(38)	(29)	(46)	414
Profit for the period		446	338	211	970
Attributable to:
Equity holders of parent company		449	340	213	969
Minority interest		(3)	(2)	(2)	1
		446	338	211	970
Earnings per share for profit attributable to the equity holders of the parent company
Basic earnings per share	(14)	0.86	0.65	0.41	1.85
Diluted earnings per share	(14)	0.86	0.65	0.41	1.84

*
Reflects the retrospective application of new and revised International Financial Reporting Standards and changes in reporting principles.

The notes are an integral part of these financial statements.

UPM-KYMMENE CORPORATION

CONSOLIDATED BALANCE SHEET

		As at December 31,
	Note	2006	2006	2005
		(U.S.$)	(€)	(€)
		(In millions)
ASSETS
Non-current assets
Goodwill	(16)	1,998	1,514	1,514
Other intangible assets	(17)	608	461	535
Property, plant and equipment	(18)	8,578	6,500	7,316
Investment property	(19)	40	30	35
Biological assets	(20)	1,369	1,037	1,174
Investments in associated companies and joint ventures	(21)	1,553	1,177	1,034
Available-for-sale investments	(22)	168	127	153
Non-current financial assets	(23)	98	74	170
Deferred tax assets	(28)	478	362	352
Other non-current assets	(24)	95	73	38
		14,985	11,355	12,321
Current assets
Inventories	(25)	1,656	1,255	1,256
Trade and other receivables	(26)	2,187	1,657	1,653
Income tax receivables		4	3	28
Cash and cash equivalents		263	199	251
		4,110	3,114	3,188
Assets held for sale	(21)	—	—	32
Total assets		19,095	14,469	15,541
EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent
Share capital		1,175	890	890
Share premium reserve		1,090	826	826
Treasury shares		—	—	(3)
Translation differences		(117)	(89)	(34)
Fair value and other reserves		367	278	233
Retained earnings		7,081	5,366	5,415
	(27)	9,596	7,271	7,327
Minority interest		24	18	21
Total equity		9,620	7,289	7,348
Non-current liabilities
Deferred tax liabilities	(28)	1,043	790	887
Retirement benefit obligations	(29)	564	427	429
Provisions	(30)	247	187	190
Interest-bearing liabilities	(31)	4,425	3,353	4,326
Other liabilities	(32)	16	13	13
		6,295	4,770	5,845
Current liabilities
Current interest-bearing liabilities	(31)	1,309	992	976
Trade and other payables	(33)	1,846	1,399	1,364
Income tax payables		25	19	8
		3,180	2,410	2,348
Total liabilities		9,475	7,180	8,193
Total equity and liabilities		19,095	14,469	15,541

The notes are an integral part of these financial statements.

UPM-KYMMENE CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity holders of the parent
	Share capital	Share issue	Share premium reserve	Treasury shares	Translation differences	Fair value and other reserves	Retained earning	Total	Minority interest	Total equity
	(In millions)
Balance at January 1, 2004	890	—	737	—	(42)	263	5,149	6,997	32	7,029
Transactions with equity holders
Share options exercised	1	1	8	—	—	—	—	10	—	10
Share-based compensation	—	—	—	—	—	12	—	12	—	12
Dividend paid	—	—	—	—	—	—	(393)	(393)	—	(393)
Business combinations	—	—	—	—	—	—	—	—	(7)	(7)
Income and expenses recognized directly in equity
Translation differences	—	—	—	—	(13)	—	—	(13)	—	(13)
Other items	—	—	—	—	—	1	1	2	—	2
Cash flow hedges
recorded in equity, net of tax	—	—	—	—	—	31	—	31	—	31
transferred to income statement, net of tax	—	—	—	—	—	(19)	—	(19)	—	(19)
Available-for-sale investments
gains/losses arising from fair valuation, net of tax	—	—	—	—	—	13	—	13	—	13
transferred to income statement, net of tax	—	—	—	—	—	—	—	—	—	—
Revision of profit on valuation of available-for-sale investments	—	—	—	—	—	27	—	27	—	27
Profit for the period	—	—	—	—	—	—	969	969	1	970

Balance at December 31, 2004	891	1	745	—	(55)	328	5,726	7,636	26	7,662

Transactions with equity holders
Share options exercised	12	(1)	68	—	—	—	—	79	—	79
Acquisition of treasury shares	—	—	—	(151)	—	—	—	(151)	—	(151)
Reissuance of treasury shares	—	—	—	11	—	—	—	11	—	11
Cancellation of treasury shares	(13)	—	13	137	—	—	(137)	—	—	—
Share-based compensation	—	—	—	—	—	8	—	8	—	8
Dividend paid	—	—	—	—	—	—	(387)	(387)	—	(387)
Business combinations	—	—	—	—	—	—	—	—	(3)	(3)
Income and expenses recognized directly in equity
Translation differences	—	—	—	—	25	—	—	25	—	25
Net investment hedge, net of tax	—	—	—	—	(4)	—	—	(4)	—	(4)
Cash flow hedges
recorded in equity, net of tax	—	—	—	—	—	(63)	—	(63)	—	(63)
transferred to income statement, net of tax	—	—	—	—	—	(2)	—	(2)	—	(2)
Available-for-sale investments
gains/losses arising from fair valuation, net of tax	—	—	—	—	—	51	—	51	—	51
transferred to income statement, net of tax	—	—	—	—	—	(89)	—	(89)	—	(89)
Profit for the period	—	—	—	—	—	—	213	213	(2)	211

Balance at December 31, 2005	890	—	826	(3)	(34)	233	5,415	7,327	21	7,348

Transactions with equity holders
Reissuance of treasury shares	—	—	—	3	—	—	1	4	—	4
Share-based compensation	—	—	—	—	—	7	—	7	—	7
Dividend paid	—	—	—	—	—	—	(392)	(392)	—	(392)
Business combinations	—	—	—	—	—	—	—	—	(1)	(1)
Income and expenses recognized directly in equity
Translation differences	—	—	—	—	(63)	—	—	(63)	—	(63)
Other items	—	—	—	—	—	(2)	2	—	—	—
Net investment hedge, net of tax	—	—	—	—	8	—	—	8	—	8
Cash flow hedges
recorded in equity, net of tax	—	—	—	—	—	45	—	45	—	45
transferred to income statement, net of tax	—	—	—	—	—	(5)	—	(5)	—	(5)
Available-for-sale investments
gains/losses arising from fair valuation, net of tax	—	—	—	—	—	—	—	—	—	—
transferred to income statement, net of tax	—	—	—	—	—	—	—	—	—	—
Profit for the period	—	—	—	—	—	—	340	340	(2)	338

Balance at December 31, 2006	890	—	826	—	(89)	278	5,366	7,271	18	7,289

The notes are an integral part of these financial statements.

UPM-KYMMENE CORPORATION

CONSOLIDATED CASH FLOW STATEMENT

	Year ended December 31,
	2006	2006	2005	2004
	(U.S.$)	(€)	(€)	(€)
	(In millions)
Cash flow from operating activities
Profit for the period	446	338	211	970
Adjustments to profit for the period(1)	1,577	1,195	1,175	369
Interest received	12	9	15	39
Interest paid	(247)	(187)	(156)	(189)
Dividends received	21	16	21	39
Other financial items, net	(24)	(18)	(86)	(45)
Income taxes paid	(210)	(159)	(93)	(72)
Change in working capital(2)	28	21	(234)	(114)

Net cash provided by operating activities	1,603	1,215	853	997

Cash flow from investing activities
Acquisition of subsidiary shares, net of cash (Note 5)	—	—	(6)	(1)
Acquisition of shares in associated companies	(90)	(68)	(5)	(40)
Acquisition of available-for-sale investments	—	—	(22)	(1)
Capital expenditures	(838)	(635)	(690)	(630)
Proceeds from disposal of subsidiary shares, net of cash (Note 5)	268	203	200	185
Proceeds from disposal of shares in associated companies	69	52	16	25
Proceeds from disposal of available-for-sale investments	4	3	284	(41)
Proceeds from sale of fixed assets	143	108	47	29
Proceeds from long-term receivables	30	23	25	20
Increase in long-term receivables	—	—	(7)	(12)
Other investing cash flow	—	—	—	—

Net cash used in investing activities	(414)	(314)	(158)	(466)

Cash flow from financing activities
Proceeds from long-term liabilities	548	415	178	—
Payments of long-term liabilities	(758)	(574)	(641)	(224)
Proceeds from (payment of) short-term borrowings, net	(525)	(398)	262	(102)
Share options exercised	—	—	78	10
Dividends paid	(517)	(392)	(388)	(393)
Purchase of own shares	—	—	(151)	—
Other financing cash flow	(3)	(2)	74	(1)

Net cash used in financing activities	(1,255)	(951)	(588)	(710)

The notes are an integral part of these financial statements.

	Year ended December 31,
	2006	2006	2005	2004
	(U.S.$)	(€)	(€)	(€)
	(In millions)
Change in cash and cash equivalents	(66)	(50)	107	(179)
Cash and cash equivalents at the beginning of year	332	251	142	338
Foreign exchange effect on cash	(3)	(2)	2	(17)
Change in cash and cash equivalents	(66)	(50)	107	(179)

Cash and cash equivalents at year-end	263	199	251	142

Notes to the consolidated cash flow statement
(2) Adjustments to profit for the period
Taxes	38	29	46	(414)
Depreciation, amortization and impairment charges	1,502	1,138	1,130	1,122
Share of results in associated companies and joint ventures	(81)	(61)	(41)	(58)
Profits and losses on sale of fixed assets and investments	(207)	(157)	(48)	(138)
Gains on available-for-sale investments, net	3	2	(90)	(1)
Finance costs, net	220	167	151	130
Rosenlew cartel fine	(75)	(57)	—	—
Change in the Finnish pension system	—	—	—	(269)
Other adjustments	177	134	27	(3)

	1,577	1,195	1,175	369

(2) Change in working capital
Inventories	(79)	(60)	(124)	(26)
Current receivables	(91)	(69)	(130)	(203)
Current non-interest bearing liabilities	198	150	20	115

	28	21	(234)	(114)

The notes are an integral part of these financial statements.

UPM-KYMMENE CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In the notes all amounts are shown in millions of euros unless otherwise stated.)

1.     ACCOUNTING POLICIES

        The principal accounting policies to be adopted in the preparation of the consolidated financial statements are set out below:

Principal Activities

        UPM is a global paper and forest products company engaged in the production of paper, with an emphasis on the manufacture and sale of printing and writing papers. The Group is vertically integrated with operations that are organized through five divisions: Magazine Papers, Newsprint, Fine and Speciality Papers, Converting and Wood Products. The biggest units of UPM's Other Operations are forestry departments and energy department in Finland. The Group's activities are centred in the European Union countries, North America and Asia with production facilities in 15 countries.

Basis of Preparation

        These consolidated financial statements of UPM-Kymmene Corporation, a Finnish limited liability company, domiciled in Helsinki in the Republic of Finland, are prepared in accordance with International Financial Reporting Standards as adopted by the EU (IFRS). These Group consolidated financial statements were authorized for issue by the Board of Directors on 1 February 2007.

        The financial statements have been prepared under the historical cost convention as modified by the revaluation of biological assets, available-for-sale financial assets and certain other financial assets and financial liabilities. Share-based payments are recognized at fair value on the grant date.

        The preparation of financial statements requires the use of accounting estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Accounting estimates are employed in the financial statements to determine reported amounts, including the realizability of certain assets, the useful lives of tangible and intangible assets, income taxes and others. Although these estimates are based on management's best knowledge of current events and actions, actual results may ultimately differ from those estimates. The preparation of financial statements also requires management to exercise its judgement in the process of applying the Group's accounting policies.

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

        Acquisitions of subsidiaries are accounted for using the purchase method of accounting. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifyable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifyable net assets of the subsidiary acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the Group's share of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement (see"Intangible Assets" for the accounting policy on goodwill). Subsidiaries acquired during the year are included in the consolidated financial statements from the date on which control is transferred to the Group, and subsidiaries sold are included up to the date that control is relinquished. Where necessary, the accounting policies of subsidiaries have been adjusted to ensure consistency with the policies adopted by the Group.

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

        Interests in associated companies and joint ventures are accounted for using the equity method of accounting. Under this method the Group's share of the associated company's and joint venture's profit or loss for the year is recognized on the income statement and its share of movements in reserves is recognized in reserves. The Group's interest in an associated company and joint venture is carried on the balance sheet at an amount that reflects its share of the net assets of the associated company and joint venture together with goodwill on acquisition (net of any accumulated impairment loss), less any impairment in the value of individual investments. Gains and losses on transactions between the Group and its associated companies and joint ventures are eliminated to the extent of the Group's interest in the associated company and joint venture. Associated company and joint venture accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group. Equity accounting is discontinued when the carrying amount of the investment in an associated company or interest in a joint venture reaches zero, unless the Group has incurred or guaranteed obligations in respect of the associated company or joint venture.

Minority Interests

        The profit or loss attributable to the parent shareholders and minority interests is presented on the face of the income statement. Minority interests are presented in the consolidated balance sheet within equity, separately from the parent shareholders' equity.

Foreign Currency Transactions

        Items included in the financial statements of each subsidiary in the Group are measured using the currency of the primary economic environment in which the subsidiary operates ("the functional currency"). The consolidated financial statements are presented in euros, which is the functional and presentation currency of the parent company.

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

        Income and expenses for each income statement of subsidiaries that have a functional currency different from the Group's presentation currency are translated into euros at quarterly average exchange rates. Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet. All resulting translation differences are recognized as a separate component of equity. When a foreign entity is partially disposed of, sold or liquidated, such translation differences are recognized in the income statement as part of the gain or loss on sale.

Derivative Financial Instruments

        Derivatives are initially recognized on the balance sheet at cost and thereafter revalued at their fair value. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged. On the date a derivative contract is entered into, the Group designates certain derivatives as either hedges of the fair value of a recognized asset or liability (fair value hedge), a hedge of a forecasted transaction or of a firm commitment (cash flow hedge), or hedges of net investments in foreign operations (net investment hedge.

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

        Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. The fair value changes of the forward exchange contracts that reflect the change in spot exchange rates are deferred in equity and included in cumulative translation differences. Any gain or loss relating to the interest portion of the forward exchange contracts is recognized immediately in the income statement under financial items. Gains and losses accumulated in equity are included in the income statement when the foreign operation is partially disposed of or sold. The Group has terminated in 2006 hedging of net investment in a foreign operation.

        Certain derivative transactions, while providing effective economic hedges under the Group Financial Policy, do not qualify for hedge accounting under the specific rules in IAS 39. Such derivatives are classified held for trading, and changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement as other operating income or under financial items.

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

        In assessing the fair value of non-traded derivatives such as embedded derivatives the Group uses valuation methods that are based on market conditions existing at each balance sheet date. Embedded derivatives that are identified and are monitored by the Group and the fair value changes are reported in other operating income in the income statement.

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

        A discontinued operation is a component of an entity that either has been disposed of, or that is classified as held for sale, and represents a separate major line of business or geographical area of operations, is a part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations, or is a subsidiary acquired exclusively with a view to resale. The post-tax profit or loss from discontinued operations is shown as a separate single item in the consolidated income statement.

Revenue Recognition

        Sales are recognized when it is probable that future economic benefits will flow to the entity, the associated costs and the amount of revenue can be measured reliably and the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, our price to the buyer is fixed or determinable, and collectibility is reasonably assured. Delivery is not considered to have occurred until the customer takes title and assumes the risks and rewards of ownership and the Group has neither continuing managerial involvement with the goods, nor a continuing right to dispose of the goods, nor effective control of those goods. The timing of revenue recognition is largely dependent on delivery terms. Group terms of delivery are based on Incoterms 2000, the official rules for interpretation of trade terms issued by International Chamber of Commerce.

        Revenue is recorded when the product is delivered to the destination point for terms designated Delivered Duty Paid ("DDP"). For sales transactions designated Free on Board ("FOB") or Cost, Insurance and Freight ("CIF"), revenue is recorded at the time of shipment. Revenues from services are recorded when the service has been performed. Sales are recognized net of indirect sales taxes, discounts, rebates and exchange differences on sales in foreign currency. The costs of distributing products sold are included in costs and expenses.

Income Taxes

        The Group's income taxes include income taxes of Group companies based on taxable profit for the financial period, together with tax adjustments for previous periods and the change of deferred income taxes. Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

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

Goodwill

        Goodwill represents the excess of the cost of acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary, associated company or joint venture at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associated companies and joint ventures is included in investments in associated companies and joint ventures and is tested for impairment as part of the overall balance. Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

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

Computer Software

        Costs associated with maintaining computer software programs and costs related to the preliminary project phase of internally developed software are recognized as an expense as incurred. Development costs relating to the application development phase of internally developed software are capitalized as intangible assets. Direct costs include external direct costs of material and services and staff costs of the software development team. Computer software development costs recognized as assets are amortized using the straightline method over their useful lives.

Other Intangible Assets

        Acquired patents, trademarks and licenses with a finite useful life are recognized at cost less accumulated amortization and impairment. Amortization is calculated using the straight-line method to allocate the cost over their estimated useful lives. Other intangible assets that are deemed to have an indefinite life are not amortized and are tested annually for impairment.

Emission Allowances

        The Group participates in government schemes aimed at reducing greenhouse gas emissions. Allowances received from the governments free of charge are initially recognized as intangible assets based on market value at the date of initial recognition. Allowances are not amortized but are recognized at amount not exceeding the market value at the balance sheet date. Government grants are recognized as deferred income in the balance sheet at the same time as the allowances and recognized in the income statement systematically over the compliance period to which the corresponding emission rights relate. Emission rights and associated provisions are derecognized when delivered or sold. Any profit or loss on disposal is taken to the income statement.

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

        Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that the future economic benefit associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred. Major renovations are depreciated over the remaining useful life of the related asset or to the date of the next major renovation, whichever is sooner.

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

Biological Assets

        Biological assets (i.e. living trees) are measured at their fair value less estimated point-of-sale costs. The fair value of biological assets other than young seedling stands is based on discounted cash flows from continuous operations. The fair value of young seedling stands is the actual reforestation cost of those stands. Continuous operations, the maintenance of currently existing seedling stands and the felling of forests during one rotation, are based on the Company's forest management guidelines. The calculation takes into account the growth potential and environmental restrictions and other reservations of the forests. Felling revenues and maintenance costs are calculated on the basis of actual costs and prices, taking into account the Company's projection of future price development.

        Periodic changes resulting from growth, felling, prices, discount rate, costs and other premise changes are included in operating profit on the income statement.

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

        Unrealized gains and losses arising from changes in the fair value of securities classified as available-for-sale are recognized in equity. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments in equity are included in the income statement as gains and losses from available for-sale investments.

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

Impairment of Non-Financial Assets

        Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. Assets that are subject to depreciation (or amortization) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. The value in use is determined by reference to discounted future cash flows expected to be generated by the asset. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

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

Leases

        Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are recognized as assets and liabilities in the balance sheet at the commencement of lease term at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is apportioned between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in other long-term interest-bearing liabilities. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Property, plant and equipment acquired under finance leases are depreciated over the shorter of the asset's useful life and the lease term.

        Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

Inventories

        Inventories are stated at the lower of cost and net realizable value. Cost is determined by the method most appropriate to the particular nature of inventory, the first in, first out (FIFO) or weighted average cost. The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity) but excludes borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses.

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

Treasury Shares

        Where any Group company purchases the Company's equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes), is deducted from equity attributable to the Company's equity holders until the shares are cancelled or reissued. Where such shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company's equity holders.

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

Employee Benefits

Pension Obligations

        The Group operates a mixture of pension schemes in accordance with the local conditions and practices in the countries in which it operates. Such benefit plans vary according to the customary benefit plans prevailing in the country concerned. These programs include defined benefit pension schemes with retirement, disability and termination benefits. The retirement benefits are generally a function of years of employment and final salary with the Company. Generally, the schemes are either funded through payments to insurance companies or to trustee-administered funds as determined by periodic actuarial calculations. In addition, the Group also operates defined contribution pension arrangements. Most of Finnish pension arrangements are defined contribution plans.

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

Share-Based Compensation

        The Group has granted share options to top management and key personnel. In addition, the Group has established a share ownership program for its executive management. These compensation plans are recognized as equity-settled or cash-settled share-based payment transactions depending on the settlement. The fair value of the granted options and shares are recognized as indirect employee costs over the vesting period. The fair values of the options granted are determined using the Black-Scholes valuation model on the grant date. Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. The estimates of the number of the exercisable options are revised quarterly and the impact of the revision of original estimates, if any, is recognized in the income statement and equity.

        Based on the share ownership program, the executive management is compensated with shares depending on Group's financial performance. Shares are valued using the market rate on the grant date. The settlement is a combination of shares and cash. The Group can obtain the necessary shares by using its treasury shares or purchase shares from the market.

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

Emission allowances

        Emission obligations are recognized in provisions when the liability to deliver emission allowances is incurred based on emissions made. The liability to deliver allowances is recognized based on the carrying amount of allowances on hand, if the liability is expected to be settled by those allowances, or if excess emissions are incurred, at the market value of the allowances at the balance sheet date.

Dividends

        Dividend distribution to the Company's shareholders is recognized as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

Comparatives

        Where necessary, comparative figures have been reclassified to conform to changes in presentation in the current year. In addition, comparative figures have been revised, where necessary, to reflect the impact of the adoption of a number of new and revised IFRS-standards.

Earnings per Share

        The basic earnings per share are computed using the weighted average number of shares outstanding during the period. Diluted earnings per share are computed using the weighted average number of shares outstanding during the period plus the dilutive effect of convertible bonds and share options.

Adoption of new or revised International Financial Reporting Standards

Standards, Interpretations and Amendments to Published Standards

        In 2006, the Group has adopted all of the standards, interpretations and amendments to published standards issued by the International Accounting Standards Board (the IASB) that are relevant to its operations and effective for accounting periods beginning on January 1, 2006. The adoption has resulted in changes to the Group's accounting policies or the amounts reported for the current or prior years in the following areas:

        Amendment to IAS 19 Employee Benefits—Actuarial Gains and Losses, Group Plans and Disclosures is effective for annual periods beginning on or after January 1, 2006. As the Group decided to retain its former accounting policy regarding the recognition of actuarial gains and losses, adoption of this amendment has only impacted format and extent of disclosures presented in financial statement (Note 29).

        IFRIC 8 Scope of IFRS 2 is effective for annual periods beginning on or after May 1, 2006. IFRS 2 applies to share based payment transactions in which the entity receives or acquires goods or services. IFRIC 8 includes into the scope of IFRS 2 the transactions where the entity, when granting its own shares, cannot identify the goods or services received. The Group early adopted IFRIC 8 as of the beginning of 2006 resulting in a charge in other costs and expenses of €3 million in 2006.

        Amendment to IAS 39 Financial Instruments: Recognition and Measurement—The Fair Value Option is effective for annual periods beginning on or after January 1, 2006. The amendment changes the definition of financial instruments classified at fair value through profit or loss and restricts the ability to designate financial instruments as part of this category. This amendment does not have any impact on the classification and designation of the Group's financial instruments classified as at fair value through profit or loss in current or prior years.

        Amendment to IAS 21 The Effects of Changes in Foreign Exchange Rates—Net Investment in a Foreign Operation is effective for annual periods beginning on or after January 1, 2006. The amendment has broadened and clarified the definition of a net investment. This amendment does not have any impact on the Group's financial statements in current or prior years.

        Amendments to IAS 39 Financial Instruments: Recognition and Measurement and IFRS 4 Insurance Contracts—Financial Guarantee Contracts are effective for annual periods beginning on or after January 1, 2006. The amendments require issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognized at their fair value and subsequently measured at the higher of the unamortized balance of the related fees received and deferred, and the expenditure required to settle the commitment at the balance sheet date. These amendments do not have any impact on the Group's financial statements in current or prior years.

        IFRIC 4 Determining whether an Arrangement contains a Lease is effective for annual periods beginning on or after January 1, 2006. The Group has reviewed its contracts whether they are required to be accounted as leases in accordance with IAS 17 Leases. This interpretation does not have any impact on the Group's financial statements in current or prior years.

Revision to Financial Statements Presentation and Reporting

        Operating profit for 2005 and 2004 has been revised to correspond with the current reporting format. The share of results of associated companies and joint ventures, related to business operations, previously reported after operating profit, is now included in operating profit. As a consequence of this change the operating profit was increased by €41 million and €58 million in 2005 and 2004, respectively. In addition, from the beginning of 2006, part of the results of derivative instruments relating to cash flow hedges are allocated to the respective division. Comparative years have been revised accordingly.

Adoption of IFRS 3

        The Group adopted IFRS 3, Business Combinations, and the revised standards IAS 36, Impairment of Assets, and IAS 38, Intangible Assets, as of January 1, 2005. IFRS 3 is required to be applied to all business combinations for which the agreement date is on or after March 31, 2004. Goodwill related to acquisitions prior to March 31, 2004 continued to be amortized through December 31, 2004 as required under the IFRS transition guidance, while goodwill related to acquisitions subsequent to March 31, 2004 is not amortized. Intangible assets with indefinite useful lives are not amortized. Amortization of acquired goodwill in 2004 totaled €100 million.

Standards, Interpretations and Amendments to Published Standards that are not yet effective.

        Certain standards, interpretations and amendments to existing standards have been published that are mandatory for accounting periods beginning on January 1, 2007 or later but which the Group has not early adopted:

        IFRS 7 Financial Instruments: Disclosures, and a complementary amendment to IAS 1 Presentation of Financial Statements—Capital Disclosures are effective for annual periods beginning on or after January 1, 2007. IFRS 7 introduces new disclosures to improve the information about financial instruments. The amendment to IAS 1 introduces disclosures about how an entity manages its capital. The Group will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning on January 1, 2007. Adoption of IFRS 7 and the amendment to IAS 1 will expand disclosures presented in the financial statements.

        IFRS 8 Operating Segments is effective for annual periods beginning on or after January 1, 2009. IFRS 8 replaces IAS 14 Segment Reporting and requires the amount reported for each segment item to be the measure reported to the chief operating decision maker for the purposes of allocating resources to that segment and assessing its performance. The Group is currently evaluating the effects of implementing this standard.

        IFRIC 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies is effective for annual periods beginning on or after March 1, 2006. The interpretation provides guidance on how to apply the requirements of IAS 29 in a reporting period in which an entity identifies the existence of hyperinflation in the economy of its functional currency, when that economy was not hyperinflationary in the prior period. The Group does not expect the interpretation to be relevant for the Group.

        IFRIC 9 Reassessment of Embedded Derivatives is effective for annual periods beginning on or after June 1, 2006. The interpretation concluded that an entity generally should not reassess its conclusion as to whether an embedded derivative needs to be separated from the hybrid contract after it is initially recognized. The Group believes that this interpretation should not have a significant impact on the reassessment of embedded derivatives as the Group already assess if embedded derivative should be separated using principles consistent with IFRIC 9.

        IFRIC 10 Interim Financial Reporting and Impairment is effective for annual periods beginning on or after November 1, 2006. The interpretation concludes that an impairment loss recognized in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost should not be reversed in subsequent interim financial statements or in annual financial statements. The Group believes that this interpretation should not have an impact on the Group's accounts.

        IFRIC 11 IFRS 2—Group and Treasury Share Transactions is effective for annual periods beginning on or after March 1, 2007. The Interpretation addresses how to apply IFRS 2 Share-based Payment to share-based payment arrangements involving an entity's own equity instruments or equity instruments of another entity in the same group (e.g. equity instruments of its parent). The Group believes that this interpretation should not have an impact on the Group's accounts.

        IFRIC 12 Service Concession Arrangements is effective for annual periods beginning on or after January 1, 2008. The Interpretation addresses the accounting by private sector operators involved in the provision of public sector infrastructure assets and services. The Group does not expect the interpretation to be relevant for the Group.

2.     CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES AND KEY SOURCES OF ESTIMATION UNCERTAINTY

Impairment of non-current assets

        Goodwill, intangible assets not yet available for use and intangible assets with indefinite useful lives are tested at least annually for impairment. Other long-lived assets are reviewed when there is an indication that impairment may have occurred. Estimates are made of the future cash flows expected to result from the use of the asset and its eventual disposal. If the balance sheet carrying amount of the asset exceeds its recoverable amount, an impairment loss is recognized. Actual cash flows could vary from estimated discounted future cash flows. The long useful lives of assets, changes in estimated future sales prices of products, changes in product costs and changes in the discount rates used could lead to significant impairment charges. Details of the impairment tests are provided in Note 16.

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

Employee benefits

        The Group operates a mixture of pension and other post-employment benefit schemes. Several statistical and other actuarial assumptions are used in calculating the expense and liability related to the plans. These factors include, among others, assumptions about the discount rate, expected return on plan assets and changes in future compensation. Statistical information used may differ materially from actual results due to changing market and economic conditions, changes in service period of plan participants or changes in other factors. Actual results that differ from assumptions and the effects of changes in assumptions are accumulated and charged or credited to income over the expected average remaining service lives of the employees to the extent that these exceed 10% of the higher of the pension plan assets and defined benefit obligation. Significant differences in actual experience or significant changes in assumptions may materially affect the future amounts of the defined benefit obligation and future expense.

Environmental provisions

        Operations of the Group are based on heavy process industry which requires large production facilities. In addition to basic raw materials, considerable amount of chemicals, water and energy is used in processes. The Group's operations are subject to several environmental laws and regulations. The Group aims to operate in compliance with regulations related to the treatment of waste water, air emissions and landfill sites. The Group has provisions for normal environmental remediation costs. Unexpected events occurred during production processes and waste treatment could cause material losses and additional costs in the Group's operations.

Income taxes

        Management judgment is required for the calculation of provision for income taxes and deferred tax assets and liabilities. The Group reviews at each balance sheet date the carrying amount of deferred tax assets. The Group considers whether it is probable that the subsidiaries will have sufficient taxable profits against which the unused tax losses or unused tax credits can be utilized. The factors used in estimates may differ from actual outcome which could lead to significant adjustment to deferred tax assets recognized in the income statement.

Legal contingencies

        Management judgment is required in measurement and recognition of provisions related to pending litigation. Provisions are recorded when the Group has a present legal or constructive obligation as a result of past event, an unfavourable outcome is probable and the amount of loss can be reasonably estimated. Due to inherent uncertain nature of litigation, the actual losses may differ significantly from the originally estimated provision.

3.     FINANCIAL RISK MANAGEMENT

Financial Risks

        The objective of financial risk management is to protect the Group from unfavourable changes in financial markets and thus help to secure profitability. The objectives and limits for financing activities are defined in the Group Treasury Policy approved by the company's Board of Directors.

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

        The first concerns mainly the 12-month forecasted commercial foreign currency flows and contracts longer than 12 months. Hedging of 50% of the net foreign currency flow for the 12 months ahead is considered neutral. Most of the forwards made to hedge highly probable foreign currency flows meet the

IFRS hedge accounting requirements. The table below shows the nominal values of the hedging instruments at December 31, 2006.

Nominal values of hedging instruments
(€ in millions)
Currency
USD	543
GBP	384
JPY	61
AUD	164
SEK	52
CAD	(77)
NOK	32
DKK	40
Others	19

Total	1,218

        The Group's financial results and competitiveness are also affected indirectly by changes in the values of the domestic currencies of its main competitors, principally the US dollar, the Canadian dollar, and the Swedish krona. Exposure to these risks is not hedged. However, the company's own production in the United States and Canada reduces this risk.

        The balance sheet position comprises foreign currency denominated debts and receivables. According to the Group Treasury Policy, the aim is a fully hedged position. At December 31, 2006 the balance sheet position was €11 million (at December 31, 2005: €27 million). Also the net of accounts receivable and accounts payable is hedged. Foreign currency risks associated with the shareholders' equity of foreign subsidiaries are not hedged. In 2006, the Group has terminated the hedging of a net investment in a Canadian subsidiary.

Interest Rate Risks

        The Group's net debt per currency corresponds to the parent company's and subsidiaries' loan portfolios in their home currencies.

        The nominal values of the Group's interest-bearing net debts (including derivatives) by currency at December 31, 2006 were as follows:

Amount
(€ in billions)
Currency
EUR	3.4
USD	0.3
CNY	0.5

Total	4.2

        Management of interest rate risks is based on the 6-month average duration of the net debt portfolio as defined in the Group Treasury Policy. This relatively short duration is based on the assumption that, on average, yield curves will be positive. This approach thus reduces interest costs in the long term. The duration may deviate between 3 and 12 months. At December 31, 2006, the average duration of the net debt portfolio was 6 months (at December 31, 2005: 6 months). Most of the long-term loans and the interest rate derivatives related to them meet the IFRS hedge accounting requirements. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognized immediately in the income statement.

Liquidity and Refinancing Risks

        The Group seeks to maintain adequate liquidity under all circumstances by means of efficient cash management and restricting investments to those that can be readily converted into cash.

        In addition to cash funds of €199 million and €251 million at December 31, 2006 and 2005, respectively, the Group had committed credit facilities amounting to €2.7 billion (at December 31, 2005: €2.7 billion). As of December 31, 2006, these facilities were unused (used €80 million at December 31, 2005.)

        Refinancing risks are minimized by ensuring that the loan portfolio has a balanced maturity schedule and that loans have sufficiently long maturities. The average loan maturity at December 31, 2006 was 7.1 years (7.5 years at December 31, 2005).

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

Credit Risk

        Potential concentrations of credit risk with respect to trade and other receivables are limited due to the large number and geographic dispersion of companies that comprise the Group's customer base. Customer credit limits are established and monitored, and on-going evaluations of customers' financial condition are performed. Most of the receivables are covered by credit risk insurances. The Group considers that no significant concentration of credit risk exists.

Derivatives Related to Commodity Price Risk Management

        The Group's manufacturing process requires a significant amount of electricity and recycled fiber. The procurement and sales of electricity (mainly to own mills) is managed and optimized by Group. The Group uses electricity forward contracts to manage price risks associated with the Group's electricity exposure, which is the difference between the Group's electricity consumption and production. Recycled paper price risk management includes the use of recycled fiber derivatives.

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

Wood Products Division

        This division includes plywood manufacturing, sawmilling.

Other Operations

        This includes forestry departments, and energy department in Finland, logistics operations and real estate units, as well as the new ventures business unit. It also includes the share of net earnings of associated companies (mainly Oy Metsä-Botnia Ab and Pohjolan Voima Oy) and the central administrative functions for the Group. The sales of Other Operations comprise only sales outside the Group.

Primary Reporting Format—Segment Data for the Year Ended December 31, 2006

	Magazine Papers	Newsprint	Fine and Speciality Papers	Converting	Wood Products	Other operations(1)	Eliminations	Group
	(€ in millions, except for percentages)
External sales	3,237	1,433	2,315	1,240	1,226	571	—	10,022
Internal sales	117	3	245	34	95	—	(494)	—

Total sales	3,354	1,436	2,560	1,274	1,321	571	(494)	10,022

Share of results of associates and joint ventures	—	—	—	—	—	61	—	61
Operating profit(2)	(56)	148	108	64	144	128	—	536
Gains on available-for-sale investments, net								(2)
Finance costs, net								(167)
Income taxes(3)								(29)

Profit for the period								338

Assets(4)	3,964	2,033	2,903	671	631	2,256	(207)	12,251
Associates and joint ventures(4)	—	—	—	—	—	1,177	—	1,177
Unallocated assets	—	—	—	—	—	—	—	1,041

Total assets								14,469

Liabilities(5)	221	129	237	168	77	151	(207)	776
Unallocated liabilities	—	—	—	—	—	—	—	6,404

Total liabilities								7,180

Other items
Depreciation and amortization	376	190	218	37	43	26	—	890
Impairment charge	228	—	19	1	—	—	—	248
Capital expenditure	155	145	189	73	39	98	—	699
Capital employed, December 31(6)	3,743	1,905	2,666	503	554	3,282	(1,019)	11,634
Capital employed, average	4,010	1,921	2,760	489	616	—	—	12,142
Return on capital employed, %(7)	(1.4)%	7.7%	3.9%	13.1%	23.4%	—	—	4.7%

(1)
Sales include only sales outside the Group. Internal sales to segments amount to 1,534 million, consisting mainly of raw wood sales and the Energy Department in Finland.

(2)
The operating profit of the Magazine paper segment includes personnel charges of €28 million related to the profitability programme, impairment charges of €116 million related to the closure of the Voikkaa paper mill, impairment charges of €115 million for Miramichi, and other income net of €6 million, primarily including a capital gain of €10 million on the sale of Rauma power plant. Related to the profitability programme, the operating profit of the Newsprint segment and Fine and Speciality Papers segment includes restructuring charges of €7 million, and personnel and impairment charges of €41 million, respectively. In Wood Products segment, the operating profit includes a loss of €10 million from the sale of the Loulay plywood mill and a capital gain of €93 million on the sale of Puukeskus. The operating profit in Other Operations includes a capital gain of €41 million of the Group head office real estate, a donation of €5 million and restructuring charges of €7 million.

(3)
Income taxes comprise a charge of €22 million related to the decrease of deferred tax assets due to the reduction of income tax rate in Canada, a €20 million income due to an increase in deferred tax assets related to the change in the Group's structure in Canada, a €28 million income due to the change in German tax legislation.

(4)
Segment assets include goodwill, other intangible assets, property, plant and equipment, investment property, biological assets and investments in associated companies and joint ventures, investments in energy shares under available-for-sale investments, inventories and trade receivables.

(5)
Segment liabilities include trade payables and advances received.

(6)
Capital employed is segment assets less segment liabilities. Other Operations includes the Forestry Department: €1,369 million and the Energy Department in Finland: €1,110 million. Eliminations include unallocated assets and unallocated non-interest bearing liabilities.

(7)
The formula for calculation of the return on capital employed; segments: Operating profit/Capital employed (average) × 100, the Group: Profit before tax + interest expenses and other finance costs/Balance sheet total—non-interest-bearing liabilities (average) × 100.

Primary Reporting Format—Segment Data for the Year Ended December 31, 2005

	Magazine Papers	Newsprint	Fine and Speciality Papers	Converting	Wood Products	Other operations(1)	Eliminations	Group
	(€ in millions, except for percentages)
External sales	3,010	1,304	2,003	1,313	1,201	517	—	9,348
Internal sales	84	4	231	34	89	—	(442)	—

Total sales	3,094	1,308	2,234	1,347	1,290	517	(442)	9,348

Share of results of associates and joint ventures	—	—	—	—	—	41	—	41
Operating profit(2)	(76)	77	85	70	6	156	—	318
Gains on available-for-sale investments, net								90
Finance costs, net								(151)
Income taxes(3)								(46)

Profit for the period								211

Assets(4)	4,424	2,000	3,145	615	734	2,614	(219)	13,313
Associates and joint ventures(4)	—	—	—	—	—	1,034	—	1,034
Unallocated assets	—	—	—	—	—	—	—	1,194

Total assets								15,541

Liabilities(5)	214	122	220	148	100	147	(219)	732
Unallocated liabilities	—	—	—	—	—	—	—	7,461

Total liabilities								8,193

Other items
Depreciation and amortization	407	192	216	44	48	22	—	929
Impairment charge	159	6	8	1	27	—	—	201
Capital expenditure	177	135	265	52	51	69	—	749
Capital employed, December 31(6)	4,210	1,878	2,925	467	634	3,501	(965)	12,650
Capital employed, average	4,397	1,900	2,843	603	660	—	—	12,801
Return on capital employed, %(7)	(1.7)%	4.1%	3.0%	11.6%	0.9%	—	—	3.4%

(1)
Sales include only sales outside the Group. Internal sales to segments amount to €1,457 million, consisting mainly of raw wood sales and Energy Department in Finland.

(2)
The operating profit of the Magazine Papers segment includes impairment charges of €151 million, as well as expenses of €17 million relating to a new collective labour agreement at the Miramichi mill, and one-time depreciation of €5 million at Augsburg. The operating profit of the Newsprint segment includes a €5 million share of the Augsburg write-offs. The operating profit of the Fine and Speciality Papers segment includes one-time depreciation of €8 million relating to the Nordland paper machine rebuild. The operating profit of the Converting segment includes a capital gain of €26 million from the sale of the Loparex Group, and the operating profit of the Wood Products segment includes an impairment charge of €25 million in respect of sawmills in Finland and an expense of €7 million relating mainly to restructuring of the sales network. The operating profit from Other Operations includes a €57 million fine imposed by the EU Commission concerning antitrust activities in the plastic industrial sacks market.

(3)
Taxes include a €16 million expense relating to an associated company due to a change in tax law.

(4)
Segment assets include goodwill, other intangible assets, property, plant and equipment, investment property, biological assets and investments in associated companies and joint ventures, investments in energy shares under available-for-sale investments, inventories and trade receivables.

(5)
Segment liabilities include trade payables and advances received.

(6)
Capital employed is segment assets less segment liabilities. Other Operations includes the Forestry Department: €1,580 million and the Energy Department in Finland: €1,013 million. Eliminations include unallocated assets and unallocated non-interest bearing liabilities.

(7)
The formula for calculation of the return on capital employed; segments: Operating profit/Capital employed (average) × 100, the Group: Profit before tax + interest expenses and other finance costs/Balance sheet total—non-interest-bearing liabilities (average) × 100.

Primary Reporting Format—Segment Data for the Year Ended December 31, 2004

	Magazine Papers	Newsprint	Fine and Speciality Papers	Converting	Wood Products	Other operations(1)	Eliminations	Group
	(€ in millions, except for percentages)
External sales	3,217	1,293	2,001	1,373	1,398	538	—	9,820
Internal sales	91	11	285	41	94	—	(522)	—

Total sales	3,308	1,304	2,286	1,414	1,492	538	(522)	9,820

Share of results of associates and joint ventures	—	—	—	—	—	58	—	58
Operating profit(2)	(67)	7	171	71	111	392	—	685
Gains on available-for-sale investments, net								1
Finance costs, net								(130)
Income taxes(3)								414

Profit for the period								970

Assets(4)	4,673	2,016	2,871	777	737	2,527	(203)	13,398
Associates and joint ventures(4)	—	—	—	—	—	1,047	—	1,047
Unallocated assets								1,432

Total assets								15,877

Liabilities(5)	197	111	197	142	90	219	(203)	753
Unallocated liabilities	—	—	—	—	—	—	—	7,462

Total liabilities								8,215

Other items
Depreciation and amortization	460	224	197	53	52	38	—	1,024
Impairment charge	75	—	2	—	21	—	—	98
Capital expenditure	149	74	345	32	30	56	—	686
Capital employed, December 31(6)	4,476	1,905	2,674	635	647	3,355	(739)	12,953
Capital employed, average	4,749	2,002	2,640	654	748	—	—	12,882
Return on capital employed, %(7)	(1.4)%	0.3%	6.5%	10.9%	14.8%	—	—	6.0%

(1)
Sales include only sales outside the Group. Internal sales to segments amount to €1,464 million, consisting mainly from the Forestry Department and Energy Department in Finland.

(2)
The operating profit of the Magazine Papers segment includes expenses of €110 million relating to the closure of Miramichi pulp mill as well as income of €6 million from a change in the Finnish pension system. The change in the pension system resulted in income of €2 million being booked to Newsprint, €3 million to Fine and Speciality Papers, and €2 million to Converting. The operating profit of the Wood Products segment includes a capital gain of €110 million from the sale of Brooks Group, expenses totaling €34 million from restructuring arrangements made at Finnish sawmills and plywood mills, and income of €7 million from the change in the pension system. Other Operations includes income of €249 million arising from the change in Finland's TEL employee pension scheme, a €11 million provision for group restructuring expenses and a €19 million provision for long-term wood procurement agreements in Great Britain.

(3)
Taxes include a tax benefit of €235 million due to a change in Finnish tax legislation and a benefit of €284 million resulting from a decrease in the German tax liability. As well as tax income of €50 million related to recognition of tax benefits of tax losses and depreciation difference in Canada.

(4)
Segment assets include goodwill, other intangible assets, property, plant and equipment, investment property, biological assets and investments in associated companies and joint ventures, investments in energy shares under available-for-sale investments, inventories and trade receivables.

(5)
Segment liabilities include trade payables and advances received.

(6)
Capital employed is segment assets less segment liabilities. Other operations includes the Forestry Department: €1,412 million and the Energy Department in Finland: €1,011.

(7)
The formula for calculation of the return on capital employed; segments: Operating profit/Capital employed (average) × 100, the Group: Profit before tax + interest expenses and other finance costs/Balance sheet total—non-interest-bearing liabilities (average) × 100.

Personnel (Average) by Segment

	Year ended December 31,
	2006	2005	2004
Magazine Papers	7,869	8,464	8,861
Newsprint	3,361	3,471	3,631
Fine and Speciality Papers	6,680	6,933	6,933
Converting	3,607	4,374	4,751
Wood Products	6,158	6,633	7,503
Other operations	3,364	3,074	3,136

Total	31,039	32,949	34,815

Personnel at year end	28,704	31,522	33,433

Secondary Reporting Format

External Sales by Destination

	Year ended December 31,
	2006	2005	2004
	(€ in millions)
Germany	1,587	1,475	1,543
Great Britain	1,223	1,166	1,295
Finland	920	951	1,029
France	661	627	710
Other EU countries	2,247	2,091	2,291
Other European countries	661	498	422
United States	1,124	1,173	1,323
Canada	126	123	143
China	526	290	226
Rest of world	947	954	838

Total	10,022	9,348	9,820

        Group's sales arise mainly from the sale of goods.

Total External Assets by Country

	Year ended December 31,
	2006	2005	2004
	(€ in millions)
Germany	3,028	2,926	2,958
Great Britain	702	707	668
Finland	6,779	7,636	8,088
France	612	600	624
Other EU countries	682	863	940
Other European countries	131	127	107
United States	660	671	738
Canada	735	870	888
China	909	922	678
Rest of world	231	219	188

Total	14,469	15,541	15,877

Capital Expenditure by Country

	Year ended December 31,
	2006	2005	2004
	(€ in millions)
Germany	123	115	49
Great Britain	52	61	43
Finland	255	245	329
France	74	58	11
Russia	4	20	9
Other European countries	11	15	9
North America	46	43	32
China	45	146	188
Rest of world	89	46	16

Total	699	749	686

5.     ACQUISITIONS AND DISPOSALS

        In 2006, no acquisitions were made. In 2005 and 2004, the acquisitions amounted to €6 million and €10 million respectively.

        In November 2005, the Group acquired 99% of the shares of the Russian wood procurement company ZAO Tikhvinsky Komplexny Lespromkhoz. €3 million of the acquisition price was allocated to intangible assets in respect of felling rights.

        No significant arrangement fees or corresponding expenses were paid in connection with acquisitions in the years 2004–2005.

        In June 2006, UPM sold the Group Head Office real estate for €77 million, which generated a pre-tax capital gain of €41 million. In August 2006, UPM sold its Finnish building merchant Puukeskus Oy, part of the Wood Products segment, to the private equity investor Triton and Puukeskus's management. A tax exempt capital gain of €93 million was recognized on the sale.

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

        None of these disposals are classified as discontinued operations.

Assets and Liabilities Arising from the Acquisition

	Year ended December 31,
	2006	2005	2004
	(€ in millions)
Cash and cash equivalents	—	—	9
Other intangible assets	—	5	1
Property, plant and equipment	—	1	—
Inventories	—	1	8
Receivables	—	1	14
Borrowings and other liabilities	—	(2)	(22)

Fair value of net assets acquired	—	6	10
Goodwill	—	—	—

Total purchase price	—	6	10

Less:
Cash and cash equivalents in subsidiary acquired	—	—	(9)

Cash flow on acquisition	—	(6)	(1)

Net Assets and Liabilities of Disposals

	Year ended December 31,
	2006	2005	2004
	(€ in millions)
Cash and cash equivalents	6	10	28
Other intangible assets	2	5	—
Goodwill	—	49	—
Property, plant and equipment	63	80	19
Shares	1	1	—
Inventories	36	42	31
Receivables	55	98	70
Accounts payables and other liabilities	(42)	(42)	(45)
Borrowings and other liabilities	(36)	(59)	—

	85	184	103
Gain/loss on disposal	124	26	110

Total consideration	209	210	213

Satisfied by cash and cash equivalents	209	210	213
Cash and cash equivalents in subsidiary disposed	(6)	(10)	(28)

Net cash inflow arising on disposals	203	200	185

6.     OTHER OPERATING INCOME

	Year ended December 31,
	2006	2005	2004
	(€ in millions)
Gains on sale of non-current assets(1)	172	50	142
Rental income, investment property	12	13	16
Rental income, other	8	7	6
Emission allowances received (Note 7)	18	40	—
Other	21	7	4

	231	117	168

(1)
Year 2006 includes a capital gain of €41 million on the sale of Group Head Office real estate and a capital gain of €93 million on the sale of Puukeskus Oy. Year 2005 includes a capital gain of €26 million on the sale of the Loparex Group, and year 2004 includes a capital gain of €110 million on the sale of the Brooks Group.

7.     COSTS AND EXPENSES

	Year ended December 31,
	2006	2005	2004
	(€ in millions)
Change in inventories of finished goods and work in progress	(92)	(45)	(36)
Production for own use	(24)	(44)	(44)

	(116)	(89)	(80)

Materials and services
Raw materials, consumables and goods
Purchased during the period	4,997	4,667	4,737
Change in inventories	42	(74)	(29)
External services(1)	745	753	820

	5,784	5,346	5,528

Personnel expenses
Salaries and fees
Salaries of board of directors and managing directors	16	15	15
Other salaries	1,202	1,177	1,310

	1,218	1,192	1,325

Indirect employee costs
Pension costs-defined benefit plans (Note 29)
Pension expenses	42	39	62
Change in the Finnish pension system(2)	—	—	(269)

	42	39	(207)
Pension costs-defined contribution plans	170	134	149
Other post-employment benefits (Note 29)	4	3	2
Share-based payments (Note 36)	7	8	12
Other indirect employee costs(3)	175	168	178

	356	313	341

Other operating costs and expenses
Rents and lease expenses	56	66	62
Emissions expenses (Note 6)	10	29	—
Losses on sale of non-current assets	15	2	4
Other operating expenses(4)	1,149	1,194	1,281

	1,230	1,291	1,347

Costs and expenses, total	8,514	8,092	8,254

(1)
External services comprise mainly distribution costs of products sold.

(2)
Changes were made to Finland's TEL employee pension scheme in 2004. This resulted in a decrease of €269 million in the pension liability.

(3)
Other indirect employee expenses include primarily other statutory social expenses, excluding pension expenses.

(4)
Other operating expenses include, among others, energy and maintenance expenses as well as expenses relating to services and the company's administration. The 2005 figure includes a fine of €57 million imposed by the European Commission.

        The research and development costs included in costs and expenses were €44 million (2005: €50 million and 2004: €47 million).

Remuneration Paid to the Members of the Board of Directors and the Executive Team

Shareholdings (no of shares) and fees of the Board of Directors

		Year ended December 31,
	Shareholding 2006
		2006	2005	2004
		(€ in thousands)
Board members
Vesa Vainio, Chairman	14,073	160	160	164
Berndt Brunow, Vice Chairman	264,613	110	110	89
Jorma Ollila, Vice Chairman	34,193	110	110	114
Martti Ahtisaari	7,790	85	85	89
Michael C.Bottenheim	8,401	110	110	89
Karl Grotenfelt	10,767	85	85	85
Georg Holzhey	433,546	85	85	89
Wendy E. Lane	2,078	85	85	—
Ursula Ranin	1,140	85	—	—
Francoise Sampermans	4,767	85	85	85
Former Board members
Gustaf Serlachius		—	39	114
Carl H. Amon III		—	—	4
Donna Soble Kaufman		—	—	4

Total	781,368	1,000	954	926

of which in company shares		—	382	356

        In accordance with the decision made by the 2006, 2005 and 2004 Annual General Meetings, the Chairman of the Board of Directors received a fee of €160,000 for the year, the Vice Chairmen of the Board of Directors and the Chairman of the Audit Committee a fee of €110,000, and the members of the Board of Directors a fee of €85,000. Of this fee in 2005 and 2004, 60 per cent was paid in cash and 40 per cent in the form of company shares purchased on the members' behalf. Additionally, in 2004, the members were paid €4,000 for attendance allowances.

Executive team remuneration

	Year ended December 31,
	2006	2005	2004
	(€ in thousands)
President and CEO Jussi Pesonen
Remuneration
Salaries	883	742	544
Incentives	—	240	90
Benefits	16	30	31

Total	899	1,012	665

Pension costs
Finnish TEL scheme	161	178	127
Voluntary pension plan	154	84	—

Total	315	262	127

        The former President and CEO Juha Niemelä received termination benefits amounting to €490 thousand (2005: €735 and 2004: €306 thousand). The combined value of his salary and fringe benefits in 2004 was €467 thousand. Contributions paid to the voluntary pension plan amounted to €1,883 thousand in 2006 (2005: €0 and 2004: €116 thousand), and the expenses recognized with respect to pension costs arising from the Finnish TEL scheme totalled €89 thousand in 2004.

        The 14 (2005: 14 and 2004: 13) members of the Executive Team, including President and CEO, were paid salaries and fringe benefits totaling €5.5 (2005: €6.4 and 2004: €4.6) million, of which €0.3 (2005: €1.0 and 2004: €0.4) million were paid as bonuses. The remunerations paid are based on the performance of the Executive Team members in the previous year.

        According to the company's pay scheme, CEO can be paid an 18 months' maximum reward, and the other executives can be paid a performance-related reward amounting to not more than twelve months' salary. In addition to salaries and bonuses the members of the Executive Team are also entitled to participate in the company's stock option plans and share ownership plan. The expenses recognized in respect of share-based payments were €0.8 (2005: €1.2 and 2004: €2.2) million.

        The retirement age of President and CEO Jussi Pesonen is 60 years. Depending on the service contracts, the retirement age of the other members of the Executive Team is 62–63 years. The target pension is 60% of the average indexed earnings from the last ten years. The costs of lowering the retirement age or supplementing statutory pension security are generally covered by voluntary pension insurance. The expenses of the Executive team members' defined benefit pension plans in 2006 were €0.9 (2005: €1.5 and 2004: €0.4) million, and the expenses of their defined contribution plans were €0.8 (2005: €0.9 and 2004: €0.8) million.

        Members of the Executive Team have certain benefits in the event of their service contracts being terminated prior to the expiration date stated in them. If UPM-Kymmene Corporation gives notice of termination to Jussi Pesonen, the President and CEO, a severance compensation of 24 months' basic salary will be paid, in addition to the six months' salary for the notice period. For other members of the Executive team, the period for additional severance compensation is 12 months in addition to the six months' salary for the notice period.

        The President and CEO is appointed by the Board of Directors. If there is a change of control in UPM-Kymmene Corporation as defined in the service contracts, each member of the Executive Team may terminate such service contract within one month or, in the case of Jussi Pesonen within three months, from the date of the event that triggered the change of control, and shall receive compensation equivalent to 24 months' basic salary.

Audit Fees

	Year ended December 31,
	2006	2005	2004
	(€ in millions)
Audit fees	4.9	3.1	2.9
Audit related fees	1.6	2.1	0.8
Tax consulting fees	1.3	1.1	1.2

Total	7.8	6.3	4.9

8.     CHANGE IN FAIR VALUE OF BIOLOGICAL ASSETS AND WOOD HARVESTED

	Year ended December 31,
	2006	2005	2004
	(€ in millions)
Biological assets harvested during the period	(107)	(34)	(42)
Fair value change of biological assets	(19)	68	57

Total	(126)	34	15

9.     SHARE OF RESULTS OF ASSOCIATED COMPANIES AND JOINT VENTURES

	Year ended December 31,
	2006	2005	2004
	(€ in millions)
Oy Metsä-Botnia Ab	69	36	56
Pohjolan Voima Oy	(14)	—	(5)
Others	6	5	7

	61	41	58

10.   DEPRECIATION, AMORTIZATION AND IMPAIRMENT CHARGES

	Year ended December 31,
	2006	2005	2004
	(€ in millions)
Depreciation on property, plant and equipment
Buildings	101	108	104
Machinery and equipment	671	703	717
Other tangible assets	32	34	36

	804	845	857
Depreciation on investment property
Buildings	1	2	1
Amortization of intangible assets
Intangible rights	16	15	11
Goodwill	—	—	100
Other intangible assets	69	67	56

	85	82	167
Impairment charges of property, plant and equipment
Buildings	62	61	18
Machinery and equipment	177	137	78
Other tangible assets	4	3	1

	243	201	97
Impairment of intangible assets
Other intangible assets	5	—	—

	5	—	—

Depreciation, amortization and impairment charges, total	1,138	1,130	1,122

        In 2006, impairments of fixed assets include €135 million impairment charges in respect of production capacity close-downs and restructuring measures in Finland, and a €115 million impairment charge relating to the Miramichi papermill in New Brunswick in Canada.

        In 2006, UPM started a programme to restore its profitability. The programme covers all of the company's activities and includes both streamlining of operations and closures of uncompetitive production capacity. As part of the programme, UPM closed, in the Magazine Papers segment, a total of 410,000 t/a of coated magazine paper capacity at the Voikkaa paper mill, and in the Fine and Speciality Papers segment, a total of 150,000 t/a of coated fine paper capacity at the Kymi mill. In addition, in 2007, related to the profitability programme, UPM will close 115,000 t/a of sack paper capacity at the Tervasaari mill belonging to the Fine and Speciality Papers segment.

        In 2006, relating to the Miramichi paper mill, which belongs to Magazine Paper Segment's, UPM recognized an impairment charge of €115 million mainly due to the negative currency impact. The cash flow of Miramichi mill has remained weak especially due to the strengthened Canadian dollar in relation to the US dollar. The mill's recoverable amount was determined based on value in use and using a pre-tax discount rate of 9.96%.

        In 2005, impairments of fixed assets include €151 million relating to the Miramichi paper mill in Canada, €10 million relating to the Augsburg mill in Germany, €8 million relating to the Nordland mill in Germany and €25 million relating to Finnish sawmills. Miramichi mill's recoverable amount was determined based on value in use and using discount rate of 10.14%. In Wood Products segment, the recoverable amount of Finnish sawmills was determined based on value in use and using discount rate of 8.70%.

        In 2004, impairments of fixed assets included €75 million relating to the closure of the Magazine Papers segment's Miramichi pulp mill in Canada and €21 million relating to restructuring of the wood product industry in Finland.

11.   GAINS ON AVAILABLE-FOR-SALE INVESTMENTS, NET

	Year ended December 31,
	2006	2005	2004
	(€ in millions)
Fair value gains and losses on disposals(1)	(2)	90	1

Total	(2)	90	1

(1)
In 2005, the gain relates to the sale of shares of Metso Corporation.

12.   FINANCE COSTS

	Year ended December 31,
	2006	2005	2004
	(€ in millions)
Interest expenses	(190)	(161)	(202)
Interest income	7	15	32
Dividend income from available-for-sale investments	—	1	7
Exchange gains and losses	(8)	(16)	48
Fair value gains and losses on derivative financial instruments(1)	26	12	—
Gains and losses on sale of associated companies and joint ventures shares	10	11	(6)
Other financial income	—	1	7
Other financial expenses	(12)	(14)	(16)

Total	(167)	(151)	(130)

(1)
The fair value hedge ineffectiveness, net was €19, €19 and €12 million in 2006, 2005 and 2004, respectively.

The Aggregate Foreign Exchange Gains and Losses included in the Consolidated Income Statement

	Year ended December 31,
	2006	2005	2004
	(€ in millions)
Sales	(25)	31	11
Costs and expenses	20	4	2
Net financial items	(8)	(16)	48

Total	(13)	19	61

13.   INCOME TAXES

	Year ended December 31,
	2006	2005	2004
	(€ in millions, except for tax rate)
Major components of tax expenses
Current tax expense	187	91	118
Change in deferred taxes (Note 28)	(158)	(45)	(532)

Income taxes, total	29	46	(414)

Income tax reconciliation statement
Profit before tax	367	257	556
Computed tax at Finnish statutory rate of 26% (2005: 26%, 2004: 29%)	95	67	161
Difference between Finnish and foreign rates	(2)	(17)	(20)
Non-deductible expenses and tax exempt income	(20)	(25)	1
Non-deductible purchase price difference	—	—	37
Tax loss with no tax benefit	1	9	8
Results of associated companies	(16)	(11)	(15)
Change in tax legislation	(5)	—	(246)
Other	(24)	23	(340)

Income taxes, total	29	46	(414)

Effective tax rate	7.8%	17.9%	(74.5)%

        Income taxes for 2006 include tax expense of €22 million due to a decrease in the income tax rate in Canada and a tax income of €28 million from a tax receivable arising from the change in German tax legislation. Other items include a tax income of €20 million due to an increase in deferred tax assets related to the change in the Group's structure in Canada. Profit before taxes for 2006 includes tax-exempt capital gains totaling €93 million. Income taxes for 2005 include tax expense of €16 million relating to an associated company due to a change in tax law. Profit before taxes for 2005 includes tax-exempt capital gains totaling €126 million. Taxes for 2004 include tax benefit of €235 million due to a change in Finnish tax legislation and tax benefit of €284 million resulting from a decrease in the German deferred tax liability

(included in Other items), as well as tax income of €50 million related to recognition of tax benefits of tax losses and depreciation difference in Canada.

14.   EARNINGS PER SHARE

	Year ended December 31,
	2006	2005	2004
	(€ in millions, except for share amounts and earnings per share)
Profit attributable to the parent company's shareholders	340	213	969
Average weighted number of shares (1,000)	523,220	522,029	523,641
Basic earnings per share (€)	0.65	0.41	1.85
For the diluted earnings per share the number of shares is adjusted by the effect of the share options
Profit attributable to the parent company's shareholders	340	213	969
Adjustments to the profit	—	—	—

Profit used to determine diluted earnings per share	340	213	969
Average weighted number of shares (1,000)	523,220	522,029	523,641
Effect of options	2,821	1,623	2,606

Average weighted number of shares for diluted earnings per share (1,000)	526,041	523,652	526,247
Diluted earnings per share (€)(1)	0.65	0.41	1.84

(1)
7.3 million shares exercisable with options (2005: 10.2 million and 2004: 7.3 million) were excluded from the calculation of diluted earnings per share as they were not dilutive.

15.   DIVIDEND PER SHARE

      The dividends paid in 2006 and 2005 were €392 million (€0.75 per share) and €387 million (€0.75 per share). The Board of Directors proposes to the Annual General Meeting that a dividend of €392 million (€0.75 per share) will be paid in respect of 2006.

16.   GOODWILL IMPAIRMENT TESTS

	As at December 31,
	2006	2005
	(€ in millions)
Acquisition cost at January 1	1,514	2,024
Transfer of accumulated amortization	—	(464)
Additions	—	3
Disposals	—	(49)

Carrying value at December 31	1,514	1,514

Accumulated amortization at January 1	—	(464)
Transfer of accumulated amortization	—	464

Accumulated amortization and impairment at December 31	—	—

Carrying value at January 1	1,514	1,560
Carrying value at December 31	1,514	1,514

        The carrying value of goodwill is divided among the following groups of cash generating units:

	As at December 31,
	2006	2005
	(€ in millions)
Magazine Papers	915	915
Newsprint	475	475
Fine Papers	102	102
Other	22	22

	1,514	1,514

Impairment tests

        The company prepares impairment test calculations annually. The key assumptions for calculations are those regarding the business growth outlooks, product prices, cost development, and the discount rate.

        Business growth outlooks are based on general forecasts for the businesses in question. Ten-year forecasts are used in the calculations as the nature of the company's business is long-term due to its capital intensity, and exposed to cyclical changes. In estimates of product prices and cost development, the budgets prepared by management for the next year and estimates made for the following nine years are taken into consideration. The company's recent profitability trend is taken into account in the forecasts. In addition, when preparing estimates, consideration is given to the investment decisions already made by the company as well as the profitability programmes that the Group has implemented and the views of knowledgeable experts of the industry on the long-term development of demand and prices. Discount rate is estimated using the costs of debt on the calculation date as well as risks specific to businesses in question. The pre-tax discount rates used in 2006 for Magazine Papers, Newsprint and Fine Papers were 8.72%, 9.60% and 9.14% (2005: 8.08%, 8.42% and 8.68%), respectively.

        The recoverable amount of groups of cash generating units is determined based on value in use calculations.

        No impairments were recognized based on goodwill tests prepared in 2006 and 2005.

        The estimated product prices are the most important assumptions in impairment tests. A hypothetic 4% decrease in product prices used in impairment tests would lead to a recognition of impairment loss against goodwill approximately by €300 million in Magazine Papers and approximately by €300 million in Newsprint. In Fine Papers, a hypothetic decrease of 2% in product prices used in impairment test would lead to an impairment of the entire goodwill of €102 million. Group believes that any reasonably possible change in the other key assumptions on which recoverable amount is based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of cash-generating units.

17.   OTHER INTANGIBLE ASSETS

	As at December 31,
	2006	2005
	(€ in millions)
Intangible rights
Acquisition cost at January 1	394	362
Additions	2	21
Disposals	(2)	(2)
Reclassifications	19	4
Acquisitions through business combinations	—	5
Translation differences	(2)	4

Acquisition cost at December 31	411	394

Accumulated amortization and impairment at January 1	(110)	(95)
Amortization	(16)	(16)
Disposals	2	1

Accumulated amortization and impairment at December 31	(124)	(110)

Carrying value at January 1	284	267
Carrying value at December 31	287	284
Other intangible assets(1)
Acquisition cost at January 1	508	445
Additions	6	33
Disposals	(34)	(2)
Reclassifications	33	28
Translation differences	(2)	4

Acquisition cost at December 31	511	508

Accumulated amortization and impairment at January 1	(326)	(261)
Amortization	(69)	(67)
Impairment charges	(4)	(1)
Disposals	30	1
Reclassifications	4	5
Translation differences	1	(3)

Accumulated amortization and impairment at December 31	(364)	(326)

Carrying value at January 1	182	184
Carrying value at December 31	147	182
Advance payments and construction in progress
Acquisition cost at January 1	33	68
Additions	16	3
Disposals	—	(6)
Reclassifications	(38)	(32)

Acquisition cost at December 31	11	33

Carrying value at January 1	33	68
Carrying value at December 31	11	33
Emission allowances
Acquisition cost at January 1	36	—
Additions(2)	19	40
Disposals and settlements	(39)	(4)

Acquisition cost December 31	16	36

Carrying value at January 1	36	—
Carrying value at December 31.	16	36

Other intangible assets, total	461	535

(1)
Other intangible assets consist primarily of capitalized software assets.

(2)
Additions include allowances received free of charge.

Water rights

        Intangible rights include €189 million (2005: €178 million) in respect of the water rights of hydropower plants belonging to the Other Operations segment. In 2006, €0million (2005: €123million) of water rights was acquired under finance lease agreements. The water rights of power plants are deemed to have an indefinite useful life as the company has a contractual right to exploit water resources in the energy production of power plants. The values of water rights are tested annually for impairment.

18.   PROPERTY, PLANT AND EQUIPMENT

	As at December 31,
	2006	2005
	(€ in millions)
Land and water areas
Acquisition cost at January 1	357	362
Additions	14	10
Disposals	(11)	(17)
Reclassifications	2	1
Translation differences	(1)	1

Acquisition cost at December 31	361	357

Accumulated depreciation and impairment at January 1	(4)	(11)
Disposals	—	7
Impairment	(3)	—

Accumulated depreciation and impairment at December 31	(7)	(4)

Carrying value at January 1	353	351
Carrying value at December 31	354	353
Buildings
Acquisition cost at January 1	3,062	3,092
Additions	45	22
Acquisitions through business combinations	—	1
Disposals	(182)	(129)
Reclassifications	36	22
Translation differences	(20)	54

Acquisition cost at December 31	2,941	3,062

Accumulated depreciation and impairment at January 1	(1,382)	(1,316)
Depreciation	(101)	(109)
Impairment	(59)	(62)
Disposals	87	105
Reclassifications	2	19
Translation differences	6	(19)

Accumulated depreciation and impairment at December 31	(1,447)	(1,382)

Carrying value at January 1	1,680	1,776
Carrying value at December 31	1,494	1,680

Machinery and equipment
Acquisition cost at January 1	12,911	12,856
Additions	315	178
Acquisitions through business combinations	—	4
Disposals	(732)	(618)
Reclassifications	167	230
Translation differences	(116)	261

Acquisition cost at December 31	12,545	12,911

Accumulated depreciation and impairment at January 1	(8,181)	(7,840)
Depreciation	(667)	(710)
Impairment	(174)	(138)
Disposals	565	554
Reclassifications	26	99
Translation differences	54	(146)

Accumulated depreciation and impairment at December 31	(8,377)	(8,181)

Carrying value at January 1	4,730	5,016
Carrying value at December 31	4,168	4,730
Other tangible assets
Acquisition cost at January 1	874	845
Additions	21	17
Acquisitions through business combinations	—	1
Disposals	(9)	(17)
Reclassifications	(1)	19
Translation differences	(6)	9

Acquisition cost at December 31	879	874

Accumulated depreciation and impairment at January 1	(649)	(622)
Depreciation	(32)	(34)
Disposals	16	14
Reclassifications	(1)	—
Impairment	(3)	(2)
Translation differences	3	(5)

Accumulated depreciation and impairment at December 31	(666)	(649)

Carrying value at January 1	225	223
Carrying value at December 31	213	225

Advance payments and construction in progress
Acquisition cost at January 1	328	255
Additions	209	446
Disposals	(25)	(12)
Reclassifications	(238)	(392)
Translation differences	(3)	31

Acquisition cost at December 31	271	328

Carrying value at January 1	328	255
Carrying value at December 31	271	328

Property, plant and equipment total	6,500	7,316

        In 2006, additions include assets of €0 million (2005: €4million) acquired under finance lease arrangements.

Finance Lease Arrangements

        Property, plant and equipment includes property that is acquired under finance lease and sale and leaseback contracts:

	As at December 31,
	2006	2005
	(€ in millions)
Land and water areas
Acquisition cost	—	1
Accumulated depreciation	—	—

Carrying value at December 31	—	1
Buildings
Acquisition cost	—	28
Accumulated depreciation	—	(10)

Carrying value at December 31	—	18
Machinery and equipment
Acquisition cost	77	202
Accumulated depreciation	(45)	(59)

Carrying value at December 31	32	143

Leased assets, total	32	162

        There is no property, plant and equipment leased to third parties under operating leasing contracts.

Capitalized Borrowing Costs

        The borrowing costs capitalized as part of non-current assets amounted to €6 million in 2006 and €9 million in 2005. Amortization of capitalized borrowing costs was €10 million in 2006 (2005: €13 million and 2004: €16 million). In 2006, 2005 and 2004 there were no capitalized borrowing costs associated with sold assets.

        The average interest rate used was 3.9% (2005: 3.5%), which represents the costs of the loan used to finance the projects.

19.   INVESTMENT PROPERTY

	As at December 31,
	2006	2005
	(€ in millions)
Acquisition cost at January 1	81	82
Additions	3	5
Disposals	(5)	(7)
Reclassifications	(5)	1

Acquisition cost at December 31	74	81

Accumulated depreciation and impairment at January 1	(46)	(44)
Depreciation	(1)	(2)
Disposals	3	1
Reclassifications	—	(1)

Accumulated depreciation and impairment at December 31	(44)	(46)

Carrying value at January 1	35	38
Carrying value at December 31	30	35

        The fair value of investment property is determined annually on December 31 by the Group. Fair value is based on active market prices, adjusted, if necessary, for any difference in the nature of the specific asset.

        Investment property in Finland includes investments in flats and other premises occupied by third parties. The fair value of these flats at December 31, 2006 was €55 million (2005: €28 million). At December 31, 2006 approximately 85% (2005: 84%) of the flats were statesubsidized buildings, for which certain restrictions for sale apply. The fair value of other premises at December 31, 2006 was €5 million (2005: €10 million). The fair value of investment property in other countries at December 31, 2006 was €13 million (2005: €14 million).

The amounts recognized in the income statement:

	Year ended December 31,
	2006	2005	2004
	(€ in millions)
Rental income	12	13	16
Direct operating expenses arising from investment properties that generate rental income	6	7	8

        There were no contractual obligations for future repair and maintenance or purchase of investment property.

        All assets under investment property are leased to third parties under operating leasing contracts.

20.   BIOLOGICAL ASSETS

	As at December 31,
	2006	2005
	(€ in millions)
At January 1	1,174	1,143
Purchases during the period	3	4
Sales during the period	(12)	(7)
Harvested during the period	(107)	(34)
Gains and losses arising from changes in fair values	(19)	68
Translation differences	(2)	—

At December 31	1,037	1,174

        The discount rate used in determing the fair value in 2006 was 7.50% (2005: 7.0%). A 1% decrease (increase) in discount rate would increase (decrease) the fair value of biological assets by approximately €120 million.

21.   INVESTMENTS IN ASSOCIATED COMPANIES AND JOINT VENTURES

	As at December 31,
	2006	2005
	(€ in millions)
At January 1	1,034	1,047
Increases	126	15
Decreases	(8)	(21)
Share of results after tax	61	41
Dividends received	(16)	(20)
Reclassified as assets held for sale	—	(32)
Translation differences	(20)	4

At December 31	1,177	1,034

        Investments in associated companies at December 31, 2006 include goodwill of €51 million which relates to Pohjolan Voima Oy's shares (2005: €36 million).

	As at December 31,
	2006	2005
	(€ in millions)
Sales and lease back contracts included in investments in associated companies
Acquisition cost	13	13
Accumulated increases	5	7

Carrying value at December 31	18	20

Associated Companies and Joint Ventures

	Group holding percentage		Carrying value
	2006	2005	2006	2005
			(€ in millions)
Associated companies
Austria Papier Recycling Ges.m.b.H., AT	33.30%	33.30%	—	—
Oy Keskuslaboratorio-Centrallaboratorium Ab, FI	38.65	38.65	1	1
Oy Metsä-Botnia South America S.A. Uruguay(2)	12.40	—	70	—
Oy Metsä-Botnia Ab, FI	47.00	47.00	558	518
Paperinkeräys Oy, FI	22.98	22.98	3	3
Pohjolan Voima Oy, FI	42.19	40.90	509	478
Powest Oy, FI(1)	9.98	9.98	18	16
RETS Timber Oy Ltd, FI	50.00	50.00	1	1
Steveco Oy, FI	34.32	34.32	8	6
Other	—	—	3	5
At December 31			1,171	1,028
Joint ventures
Kainuun Voima Oy, FI	50.00	50.00	6	6
At December 31			6	6
Associated companies and joint ventures at December 31			1,177	1,034

(1)
The Group's share of the voting right in Powest Oy is 0.61% (2005: 0.64%). The Group is entitled to 51.22% (2005: 51.11%) of the respective dividends of Powest Oy.

(2)
Oy Metsä-Botnia South America S.A. is a subsidiary of UPM's associated company Oy Metsä-Botnia Ab.

        Pohjolan Voima Oy ("PVO") holds a 57.72% shareholding in Teollisuuden Voima Oy ("TVO"), which owns and operates nuclear powers plants in Olkiluoto, Finland. The operation of a nuclear power plant involves potential costs and liabilities related to decommissioning and dismantling of the nuclear power plant and storage and disposal of spent fuel, and is governed by international, European Union and local nuclear regulatory regimes. Pursuant to the Finnish Nuclear Liability Act, the operator of a nuclear facility is strictly liable for damage resulting from a nuclear incident at the operator's installation or occurring in the course of transporting nuclear fuels. Shareholders of power companies that own and operate nuclear power plants are not subject to liability under the Nuclear Liability Act. In Finland, the future costs of conditioning, storage and final disposal of spent fuel, management of low and intermediate-level radioactive waste and nuclear power plant decommissioning are the responsibility of the operator. Reimbursements of the operators' costs related to decommissioning and dismantling of the power plant and storage and disposal of spent fuel are provided for by state-established funds funded by annual contributions from nuclear power plant operators. Pursuant to PVO and TVO shareholders' agreements, the Group bears its proportionate share of the costs related to decommissioning and dismantling of the nuclear power plant and storage and disposal of spent fuel through the price of electricity acquired from PVO. The contributions to such funds are intended to be sufficient to cover estimated future costs. If the actual costs deviate from fund provisions, the Group would be affected accordingly. Contributions to the fund are recognized in accordance with IFRIC 5 "Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds".

        The Group's share of the results of its principal associates and joint ventures equity accounted for, all of which are unlisted, and its share of the assets, liabilities and sales are as follows:

2006	Assets	Liabilities	Sales	Profit/Loss
	(€ in millions)
Associated companies and joint ventures
Oy Metsä-Botnia Ab, FI	1,038	410	627	69
Pohjolan Voima Oy, FI	1,125	618	327	(14)
Others	248	206	270	6

Total	2,411	1,234	1,224	61

2005	Assets	Liabilities	Sales	Profit/Loss
	(€ in millions)
Associated companies and joint ventures
Oy Metsä-Botnia Ab, FI	775	257	445	36
Pohjolan Voima Oy, FI	1,003	525	219	—
Others	260	222	259	5

Total	2,038	1,004	923	41

        The amounts representing the Group's share of the assets and liabilities and sales and results of the joint ventures that have been accounted for using the equity method are presented in the table below.

	Year ended December 31,
	2006	2005
	(€ in millions, except employee data)
The amount of assets and liabilities related to investments in joint ventures
Non-current assets	32	33
Current assets	2	3
Non-current liabilities	(23)	(25)
Current liabilities	(4)	(4)

Net assets	7	7

The income and expenses related to investments in joint ventures
Sales	14	12
Expenses	(14)	(12)

Profit	—	—

The average number of employees in the joint ventures	44	46

Transactions and Balances with Associates and Joint Ventures

	Year ended December 31,
	2006	2005
	(€ in millions)
Sales to associates and joint ventures	61	43
Purchases from associates and joint ventures	448	438
Non-current receivables from associates and joint ventures	—	4
Receivables from associates and joint ventures	20	21
Payables to associates and joint ventures	23	19
Loan receivables from associates and joint ventures(1)
At January 1	11	14
Loans granted	—	9
Repayments	(5)	(12)

At December 31	6	11

(1)
Loans to associated companies and joint ventures include current and non-current loan receivables.

Assets held for sale

        In 2005, assets held for sale include the Group's share of Compañia Forestal Oriental S.A, a forest company based in Uruguay. The carrying value on the balance sheet is based on preliminary agreement relating to the pulp mill building in Uruguay. Before reclassification to assets held for sale the Group's share of Compañia Forestal Oriental S.A. was included in investments in joint ventures. The sale was realized in March 2006.

22.   AVAILABLE-FOR-SALE INVESTMENTS (NON-CURRENT)

	Year ended December 31,
	2006	2005
	(€ in millions)
At January 1	153	366
Additions	5	27
Disposals	(8)	(290)
Changes in fair values	1	50
Transferred to associated companies	(20)	—
Other changes (impairment)	(4)	—

At December 31	127	153

        Available-for-sale investments comprise of investments in unlisted equity shares and equity securities in listed companies. Equity securities in listed companies are fair valued. Certain unlisted equities, where the fair value cannot be measured reliably are carried at cost, less impairment. The fair value of the shares in Kemijoki Oy cannot be reliably measured as the redemption clause in the articles of association of the company limits fair market transactions.

        The fair value of equity investments traded in active markets is €2 million in 2006 and 2005. The fair value of equity investments traded in active markets is determined by using quoted prices.

Principal Available-for-sale Investments

	Number of shares	Group holding percentage	Carrying value
			2006	2005
			(€ in millions)
Kemijoki Oy	100,797	4.13%	106	106
Listed companies			2	2
Other			19	45
Carrying value of available-for-sale investments at December 31,			127	153

23.   NON-CURRENT FINANCIAL ASSETS

	As at December 31,
	2006	2005
	(€ in millions)
Loans to associates and joint ventures(1)	—	4
Other loans receivables(1)	8	7
Derivative financial instruments	66	159

At December 31	74	170

(1)
The carrying value is considered to approximate the fair value.

        There were no loans granted to the Executive Team or managing director at December 31, 2006 or 2005.

24.   OTHER NON-CURRENT ASSETS

	As at December 31,
	2006	2005
	(€ in millions)
Defined benefit plans (Note 29)	45	37
Other non-current assets	28	1

At December 31	73	38

25.   INVENTORIES

	As at December 31,
	2006	2005
	(€ in millions)
Raw materials and consumables	485	544
Work in progress	63	51
Finished products and goods	667	623
Advance payments	40	38

At December 31	1,255	1,256

26.   TRADE AND OTHER RECEIVABLES

	As at December 31,
	2006	2005
	(€ in millions)
Trade receivables	1,349	1,377
Loan receivables	13	39
Other receivables	142	138
Derivative financial instruments	73	15
Prepayments and accrued income	80	84

At December 31	1,657	1,653

Doubtful Accounts Receivable

        Trade receivables are recorded net of the following allowances for doubtful accounts:

	As at December 31,
	2006	2005
	(€ in millions)
At January 1	2	2
Additions	6	5
Deductions	(5)	(5)

At December 31	3	2

Main Items included in Prepayments and Accrued Income

	As at December 31,
	2006	2005
	(€ in millions)
Personnel expenses	3	11
Interest income	—	1
Indirect taxes	31	24
Other items	46	48

At December 31	80	84

        The carrying value of trade and other receivables is considered to approximate the fair value

27.   EQUITY AND RESERVES

Share Capital and Share Premium Reserve

	Number of shares	Share capital	Share premium	Total
	(1,000)	(€ in millions)
At January 1, 2005	524,320	891	745	1,636
Exercise of share options(1)	6,935	12	68	80
Treasury shares declared void	(8,000)	(13)	13	—

At December 31, 2005	523,255	890	826	1,716

Exercise of share options	4	—	—	—

At December 31, 2006	523,259	890	826	1,716

(1)
Includes 130,020 shares subscribed for in 2004 and entered into the Trade Registry of Finland in 2005.

Share capital

        Under UPM-Kymmene Corporation's Articles of Association, the company's issued share capital may be not less than €750,000,000 and no more than €3,000,000,000. The issued share capital may be increased or decreased between these limits without amendment to the Articles of Association. At December 31, 2006, the company's fully paid-in share capital was €889,541,031.00 and the number of shares was 523,259,430. Each share, which has an equivalent value of €1.70, carries one vote. The shares are kept in a computerized book entry system.

Treasury shares

        At the beginning of the year, the company held 162,000, representing 0.031% of share capital, of its own shares. These shares have been bought in 2005 based on the decision of the Annual General Meeting of March 31, 2005 with an acquisition cost of €2.5 million, on average €15.50 per share. The Annual General Meeting held on March 22, 2006 authorized the Board to donate these shares to a Cultural Foundation to be established. As at December 31, 2006, UPM did not own any of its shares.

        During 2006, the company did not buy any of its own shares under the authorizations from the 2005 and 2006 Annual General Meetings. The Annual General Meeting of March 22, 2006 approved a proposal to buy back a minimum of 100 and a maximum of 49,825,000 own shares using funds available for the distribution of profit.

Authorizations to Increase Share Capital

        The Annual General Meeting of March 22, 2006 authorized the Board of Directors to decide to increase the company's share capital by issuing new shares and/or convertible bonds in one or more issues. The number of the company's new shares carrying the equivalent value of €1.70 per share made available for subscription under this authorization may not exceed 99,650,000 and the share capital may be increased by a maximum total amount of €169,405,000.00. Under the same authorization, the number of shares at the end of the year may rise by 19.04%. The share issue authorization was not used during the year.

        In 2006, a total of 2,150 E options issued in 2002 were exercised to subscribe 4,300 shares.

        If all the remaining 3,800,000 2002D share options and all 3,795,850 2002E share options are exercised to subscribe all 15,191,700 shares and all 3,000,000 2005F share options, 3,000,000 2005G share options and 3,000,000 2005H share options authorized in 2005 are exercised to subscribe all 9,000,000 shares, the number of the company's shares will increase by a total of 24,191,700, i.e. by 4.62%.

        The shares available for subscription under the Board's share issue authorization and through the exercise of options may increase the total number of the company's shares by 23.67%, i.e. by 123,841,700 shares, to 647,101,130 shares, and the share capital by €210,530,890 to €1,100,071,921.00.

Redemption Clause

        Under § 12 of UPM-Kymmene Corporation's Articles of Association, a shareholder who alone or jointly with another shareholder owns 33 1/3 percent or 50 percent or more of all the company's shares or their associated voting rights shall, at the request of other shareholders, be liable to redeem in the manner prescribed in § 12 their shares and any securities that, under the Companies Act, carry the right to such shares.

        A resolution of general meeting of shareholders to amend or delete this redemption clause must be carried by shareholders representing not less than three-quarters of the votes cast and shares represented at the meeting.

Fair Value and Other Reserves

	As at December 31,
	2006	2005
	(€ in millions)
Fair value reserve of available-for-sale investments	1	1
Hedging reserve	19	(21)
Legal reserve	225	227
Share-based compensation	33	26

At December 31	278	233

28.   DEFERRED INCOME TAXES

Reconciliation of the Movements of Deferred Tax Assets and Liabilities Balances During the Period

	As at January 1, 2006	Charged to the income statement	Charged to equity	Translation differences	Acquisitions and disposals	As at December 31, 2006
	(€ in millions)
Deferred tax assets
Retirement benefit and other provisions	108	6	—	(3)	—	111
Intercompany profit in inventory	14	(3)	—	—	—	11
Book over tax depreciation	215	28	—	(22)	—	221
Tax losses and tax credits carried forward	210	23	—	(6)	—	227
Other temporary differences	31	(27)	—	—	(1)	3

Deferred tax assets, total	578	27	—	(31)	(1)	573

Deferred tax liabilities
Tax over book depreciation	772	(75)	—	2	(1)	698
Fair value adjustments of net assets acquired and biological assets	317	(51)	—	—	—	266
Other temporary differences	24	(5)	18	—	—	37

Deferred tax liabilities, total	1,113	(131)	18	2	(1)	1,001

The amounts recognized in the balance sheet
Assets	352	42	—	(31)	(1)	362
Liabilities	887	(116)	18	2	(1)	790

Deferred tax liabilities, less deferred tax assets	535	(158)	18	33	—	428

        Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority.

Reconciliation of the Movements of Deferred Tax Assets and Liabilities Balances During the Period

	As at January 1, 2005	Charged to the income statement	Charged to equity	Translation differences	Acquisitions and disposals	As at December 31, 2005
	(€ in millions)
Deferred tax assets
Retirement benefit and other provisions	90	18	—	—	—	108
Intercompany profit in inventory	15	(1)	—	—	—	14
Book over tax depreciation	134	55	—	26	—	215
Tax losses and tax credits carried forward	243	(34)	—	2	(1)	210
Other temporary differences	59	(24)	—	—	(4)	31

Deferred tax assets, total	541	14	—	28	(5)	578

Deferred tax liabilities
Tax over book depreciation	812	(36)	—	—	(4)	772
Fair value adjustments of net assets acquired and biological assets	320	(4)	—	—	1	317
Other temporary differences	45	9	(23)	(1)	(6)	24

Deferred tax liabilities, total	1,177	(31)	(23)	(1)	(9)	1,113

The amounts recognized in the balance sheet
Assets	296	33	—	28	(5)	352
Liabilities	932	(12)	(23)	(1)	(9)	887

Deferred tax liabilities, less deferred tax assets	636	(45)	(23)	(29)	(4)	535

        Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority.

The deferred income tax charged to equity during the years:

	2006	2005
	(€ in millions)
Cash flow hedges	15	(23)
Net investment hedge	3	—

Total	18	(23)

        At December 31, 2006, the net operating loss carry-forwards for which the Group has recorded a deferred tax asset amounted to €639 million (2005: €568 million), of which €274 million (2005: €243 million) was attributable to German subsidiaries, €212 million (2005: €139 million) to a Canadian subsidiary and €56 million (2005: €73 million) to French subsidiaries. In Germany and France net operating loss carry forwards do not expire. In other countries net operating loss carry forwards expire at various dates and in varying amounts. The net operating loss carry-forwards for which no deferred tax asset is recognized due to uncertainty of their utilization amounted to €38 million in 2006 (2005: €120 million). These net operating loss carry-forwards are mainly attributable to Canadian and Chinese subsidiaries. The capital loss carry-forwards for which no deferred tax asset is recognized due to uncertainty of their utilization amounted to €63 million in 2006 (2005: €74 million). The Group does not believe that it will be possible to use these losses in the future as reductions of qualifying taxable income.

        In 2006, the Group has recorded additional deferred tax assets of €20 million relating to the change in Group's structure in Canada. On December 31, 2006 the Group had deferred tax assets of €203 million (2005: €206 million) relating to book over tax depreciation in Canada which do not expire. The Group has implemented a prudent and feasible tax planning strategy to utilize deferred tax assets in Canada. The tax planning strategy intends to generate sufficient taxable income against which the deferred tax assets may be utilized.

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

        The most significant pension plan in Finland is the statutory Finnish employee pension scheme (TEL), according to which benefits are directly linked to the beneficiary's earnings. The TEL pension scheme is mainly arranged with pension insurance companies. As a consequence of changes made in the Finnish TEL scheme, the disability pensions arranged with insurance companies changed from being a defined benefit to a defined contribution plan on January 1, 2006. As the change was enacted in 2004 the Company's pension liability decreased by €246 million in 2004. The pension liability also decreased by €23 million in 2004 due to other changes in the TEL pension scheme.

        In Finland, the pensions of less than 10% of employees are arranged through Group's own pension funds. All schemes managed by the pension funds are classified as defined benefit plans.

        The foreign plans include both defined contribution and defined benefit plans.

Defined benefit plans

	As at December 31,
	2006	2005
	(€ in millions)
Defined benefit pension plans	327	341
Other post-employment benefits (medical)	23	24

Net liability	350	365

Other long-term employee benefits	32	27
Overfunded plan shown as asset (Note 24)	45	37

Total liability in balance sheet	427	429

DEFINED BENEFIT PENSION PLANS

The amounts recognized in the balance sheet:

	As at December 31,
	2006	2005
	(€ in millions)
Present value of funded obligations	806	770
Present value of unfunded obligations	388	375

	1,194	1,145
Fair value of plan assets	(681)	(625)
Unrecognized actuarial gains and losses	(185)	(177)
Unrecognized past service costs	(1)	(2)

Net liability	327	341

The amounts recognized in the income statement:

	Year ended December 31,
	2006	2005	2004
	(€ in millions)
Current service cost	23	20	35
Interest cost	51	54	61
Expected return on plan assets	(41)	(38)	(32)
Net actuarial gains and losses recognized during the year	7	(3)	(4)
Transfers from inside the plan	—	(2)	—
Past service cost	2	14	(26)
Settlements	—	(6)	8
Curtailment	—	—	(249)

Total included in personnel expenses (Note 7)	42	39	(207)

        The actual return on plan assets was €61 million in 2006 (2005: €59 million and 2004: €40 million).

Changes in the present value of defined benefit obligations

	As at December 31,
	2006	2005
	(€ in millions)
Defined benefit obligation as of beginning of year	1,145	963
Current service cost	23	20
Interest cost	51	54
Contributions by plan participants	4	3
Actuarial gains and losses	32	86
Past service costs	1	15
Disposals	—	(27)
Curtailments and settlements	—	(9)
Other adjustments	10	35
Benefits paid	(49)	(45)
Translation differences	(23)	50

Defined benefit obligation as of end of the year	1,194	1,145

Changes in the fair value of plan assets

	As at December 31,
	2006	2005
	(€ in millions)
Fair value of plan assets as of beginning of year	625	511
Expected return on plan assets	41	38
Actuarial gains and losses	20	21
Contributions by plan participants	4	3
Contributions by the employer	54	49
Disposals	—	(26)
Settlements	—	(2)
Other adjustments	2	40
Benefits paid	(49)	(45)
Transfers from inside the plan	—	2
Translation difference	(16)	34

Fair value of plan assets of end of the year	681	625

        The Group expects to contribute €75 million to its defined benefit pension plans in 2007.

The major categories of plan assets as a percentage of total plan assets

	As at December 31,
	2006	2005
	(Percentage)
Equity securities	45%	43%
Debt securities	35%	38%
Real estate	6%	6%
Money market	3%	1%
Bonds	11%	12%

Total	100%	100%

        In Finland, the pension plan assets include ordinary shares issued by the company with a fair value of €3 million (2005: €7 million) and a loan receivable of €168 million issued to the company (2005: €185 million) by the company's own fund. The interest paid on the loan in 2006 was €7 million (2005: €6 million and 2004: €6 million).

OTHER POST-EMPLOYMENT BENEFITS (MEDICAL)

        The Group also funds certain other post-employment benefits in North America relating to retirement medical and life insurance programmes.

The amounts recognized in the balance sheet:

	As at December 31,
	2006	2005
	(€ in millions)
Present value of unfunded obligations	33	37
Unrecognized actuarial gains and losses	(10)	(13)

Net Liability	23	24

The amounts recognized in the income statement:

	Year ended December 31,
	2006	2005	2004
	(€ in millions)
Current service cost	1	1	1
Interest cost	2	2	1
Net actuarial gains and losses recognized during the year	1	—	—

Total included in personnel expenses (Note 7)	4	3	2

Changes in the present value of defined benefit obligations

	As at December 31,
	2006	2005
	(€ in millions)
Defined benefit obligation as of beginning of year	37	24
Current service cost	1	1
Interest cost	2	2
Contributions by plan participants	2	2
Actuarial gains and losses	—	9
Benefits paid	(5)	(4)
Translation differences	(4)	3

Defined benefit obligation as of end of the year	33	37

Changes in the fair value of plan assets

	As at December 31,
	2006	2005
	(€ in millions)
Fair value of plan assets of beginning of year	—	—
Contributions by plan participants	2	2
Contributions by the employer	3	2
Benefits paid	(5)	(4)

Fair value of plan assets as end of the year	—	—

        The Group expects to contribute €3 million to its other post-employment benefits plans in 2007.

POST EMPLOYMENT BENEFITS (PENSION AND MEDICAL)

Post employment benefits: the principal actuarial assumptions used as at December 31,

	Finland		Canada		Germany		USA		Great Britain		Other
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	(Percent, except working years)
Discount rate	4.25%	4.25%	5.20%	5.00%	4.25%	4.25%	5.19%	5.10%	5.13%	4.79%	4.30%	4.25%
Expected return on plan assets	6.15	5.93	7.50	7.50	N/A	N/A	4.50	4.50	7.07	7.03	3.87	4.25
Future salary increases	3.75	3.75	2.05	2.01	2.50	2.50	N/A	N/A	4.14	3.75	2.55	2.62
Future pension increases	N/A	N/A	1.22	1.19	1.50	1.50	N/A	N/A	3.06	2.54	0.86	0.83
Expected average remaining working years of staff	12.3	12.2	11.3	12.1	14.5	14.8	10.2	10.3	17.0	17.9	13.0	13.9

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

        The assumed health care cost trend rate used in measuring the accumulated post-retirement benefit obligation for U.S. plans was 10.0% in 2006, 11.0% in 2005, declining to 5% by the year 2011 and remaining at that level thereafter. A one-percentage-point increase and decrease in assumed health care cost trend rates in the USA would effect post employment benefit obligation by €2 million and €(2) million, correspondingly.

The amounts of pension and other post-employment benefit plans recognized in the balance sheet as at December 31, 2006

	Finland	Canada	Germany	USA	Great Britain	Other	Total
	(€ in millions)
Present value of funded obligations	233	208	—	31	322	12	806
Present value of unfunded obligations	—	21	322	29	—	49	421
Fair value of plan assets	(235)	(172)	—	(30)	(234)	(10)	(681)
Unrecognized actuarial gains and losses	(42)	(14)	(40)	(9)	(85)	(5)	(195)
Unrecognized past service costs	—	(1)	—	—	—	—	(1)

Net Liability	(44)	42	282	21	3	46	350

The amounts of pension and other post-employment benefit plans recognized in the balance sheet as at December 31, 2005

	Finland	Canada	Germany	USA	Great Britain	Other	Total
	(€ in millions)
Present value of funded obligations	199	235	—	36	289	11	770
Present value of unfunded obligations	—	24	306	33	—	49	412
Fair value of plan assets	(218)	(168)	—	(35)	(198)	(6)	(625)
Unrecognized actuarial gains and losses	(15)	(34)	(29)	(11)	(92)	(9)	(190)
Unrecognized past service cost	—	(2)	—	—	—	—	(2)

Net Liability	(34)	55	277	23	(1)	45	365

Amounts for the current and previous periods

	As at December 31,
	2006	2005
	(€ in millions)
Present value of defined benefit obligations	(1,227)	(1,182)
Fair value of plan assets	681	625

Funded status	(546)	(557)

Experience adjustments on plan liabilities	(20)	13
Experience adjustments on plan assets	20	21

30.   PROVISIONS

	Closure and restructuring provisions	Environmental provisions	Termination provisions	Reforestation provisions	Tax provisions	Actual emissions, provision	Other provisions	Total
	(€ in millions)
At January 1, 2005	29	19	61	4	23	—	41	177
Translation difference	2	—	3	—	—	—	1	6
Additional provisions and increases to existing provisions	7	10	12	—	1	31	6	67
Utilized during year	(13)	(1)	(22)	(1)	(1)	—	(16)	(54)
Unused amounts reversed	—	—	—	—	(5)	—	(1)	(6)

At December 31, 2005	25	28	54	3	18	31	31	190

At January 1, 2006	25	28	54	3	18	31	31	190
Translation difference	(1)	(1)	—	—	—	—	—	(2)
Additional provisions and increases to existing provisions	7	1	56	8	1	8	3	84
Utilized during year	(17)	(3)	(21)	(2)	—	(25)	(12)	(80)
Unused amounts reversed	—	—	(5)	—	—	—	—	(5)

At December 31, 2006	14	25	84	9	19	14	22	187

	December 31,
	2006	2005
	(€ in millions)
Non-current provisions	125	120
Current provisions	62	70

Total	187	190

Provisions

        Closure and restructuring provisions include charges related primarily to dismantling of closed mills. Environmental provisions include expenses relating to old mill sites and the remediation of industrial landfills. Termination provisions are concerned with operational restructuring as well as unemployment arrangements and disability pensions primarily in Finland.

        In 2006, UPM started programme to restore its profitability. The programme covers all of the company's operations and includes both streamlining of operations and closures of uncompetitive production capacity. The programme seeks to achieve a reduction of approximately 3,600 employees. A provision amounting to €35 million relating to unemployment, early retirement and termination arrangements was recognized in 2006.

        The company takes part in government programmes aimed at reducing greenhouse gas emissions. In 2006, the Group has recognized a provision amounting to €14 million (2005: €31 million) to cover the obligation to return emission allowances. The company possesses emission allowances worth of €16 million (2005: €36 million) as intangible assets.

        In 2005, mainly restructuring expenses relating to the US and European sales network for wood products were recognized in closure and restructuring.

31.   INTEREST-BEARING LIABILITIES

	As at December 31,
	2006	2005
	(€ in millions)
Non-current interest-bearing liabilities
Bonds	2,244	2,766
Loans from financial institutions	550	556
Pension loans	213	406
Trade payables	10	11
Finance lease liabilities	115	329
Derivative financial instruments	98	95
Other liabilities	123	163

Total liability	3,353	4,326
Current interest-bearing liabilities
Current portion of long-term debt	521	182
Short-term loans	105	78
Derivative financial instruments	117	66
Other liabilities(1)	249	650

	992	976

Total interest-bearing liabilities	4,345	5,302

(1)
Includes issued commercial papers of €203 million in 2006 (2005: €599 million).

Maturity of Non-Current Interest-Bearing Liabilities

	2007	2008	2009	2010	2011	2012+	Total
	(€ in millions)
Bonds	280	87	249	58	2	1,848	2,524
Loans from financial institutions	59	145	43	26	39	297	609
Pension loans	172	148	42	15	8	—	385
Trade payables	1	1	—	1	1	7	11
Finance lease liabilities	5	5	11	4	84	11	120
Derivative financial instruments	—	—	1	—	1	96	98
Other liabilities	4	7	3	4	3	106	127

	521	393	349	108	138	2,365	3,874
Current portion of long-term debt							(521)
Non-current interest-bearing liabilities							3,353

Bonds in Interest-Bearing Liabilities

				As at December 31,
	Interest rate%	Currency of bond	Nominal value issued
				2006	2005
			(In millions of currency)	(€ in millions)
Fixed rate
1997–2007	6.875%	USD	215	159	182
1997–2007	6.625	EUR	102	105	107
1997–2027	7.450	USD	375	300	349
1999–2009	6.350	EUR	250	250	263
2000–2030	3.550	JPY	10,000	14	32
2001–2006	0.962	JPY	2,000	—	14
2001–2007	6.875	USD	10	7	9
2002–2007	0.869	JPY	2,000	12	14
2002–2012	6.125	EUR	600	603	642
2002–2014	5.625	USD	500	350	399
2002–2017	6.625	GBP	250	361	380
2003–2018	5.500	USD	250	179	204
				2,340	2,595
Floating-rate
2002–2008	4.528%	EUR	39	39	39
2002–2008	4.348	EUR	50	50	50
2002–2010	4.350	EUR	59	59	59
2002–2012	4.155	EUR	25	25	25
2002–2012	4.748	EUR	11	11	11
				184	184
Bonds, total				2,524	2,779
—current portion				(280)	(13)
Bonds, long-term portion				2,244	2,766

Fair Value Hedge of the Long-Term Interest-Bearing Liabilities

        Fair value hedge accounting in accordance with IAS 39 results in a cumulative fair value adjustment totaling €90 million (2005: €59 million), which has decreased (2005: increased) the carrying amounts of the liabilities. Accordingly, the positive fair value of the hedging instruments excluding accrued interest amounts to €68 million (2005: €161 million) in assets, and negative fair value of €98 million in liabilities (2005: €61 million). The carrying amounts of the hedged liabilities and the fair values of the hedging instruments are included in the net interest bearing liabilities. The effect of the fair value hedge ineffectiveness on the income statement was €19 million (2005: €19 million).

The Interest Rate Ranges of Interest-Bearing Liabilities

As at December 31,
	2006	2005
(Percentage)
Loans from financial institutions	3.55–5.77%	2.33–5.70%
Pension loans	3.65–7.50	3.65–7.50
Finance lease liabilities	2.70–6.90	2.20–6.90

Fair values of non-current liabilities

	As at December 31,
	2006		2005
	Carrying value	Fair value	Carrying value	Fair value
	(€ in millions)
Bonds	2,524	2,829	2,779	2,928
Loans from financial institutions	609	623	631	646
Pensions loans	385	383	482	500

	3,518	3,835	3,892	4,074

        Fair values of long-term loans, including the current portion and accrued interests, have been estimated as follows:

        The fair value of the quoted bonds is based on the quoted market value as of December 31. The fair value of fixed rate and market-based floating rate loans is estimated using the expected future payments discounted at market interest rates.

Interest Rate Swaps

        The Group uses interest rate swap agreements to hedge the interest rate risk relating to long-term loans.

        At December 31, 2006 the fixed interest rates varied from 0.87% to 7.45% (0.87% to 8.0% in 2005) and the floating rates varied from 2.48% to 7.09% (1.12% to 6.28% in 2005).

Net interest bearing liabilities

	As at December 31,
	2006	2005
	(€ in millions)
Interest-bearing liabilities, total	4,345	5,302
Interest-bearing financial assets
Non-current
Loan receivables	5	4
Available-for-sale investments (listed shares)	2	2
Derivative financial instruments	66	159
Other receivables	7	9

	80	174
Current
Loans receivable	6	28
Trade receivables	—	2
Other receivables	6	9
Derivative financial instruments	6	2
Cash and cash equivalents	199	251

	217	292

Interest-bearing financial assets	297	466

Net interest-bearing liabilities	4,048	4,836

Finance Lease Liabilities

        In December 2006, the Group exercised its option to purchase Kymi River power plants which resulted in a decrease of lease liability by €126 million. After that the Group has two power plants leased under sale and leaseback agreements. The Group uses the electrical power generated by these plants in its own production. Payments of the power plants are due by the end of 2011.

        In April 2006, the control over Wisapower Oy was transferred from UPM to Pohjolan Voima Oy, decreasing the lease liability by €85 million.

        In addition the Group leases certain tangible assets under long-term arrangements.

Finance lease liabilities—minimum lease payments

	As at December 31,
	2006	2005
	(€ in millions)
Not later than 1 year	12	28
1–2 years	12	27
2–3 years	17	27
3–4 years	10	153
4–5 years	89	15
Later than 5 years	11	181

	151	431
Future finance charges	(31)	(89)

Finance lease liabilities—the present value of minimum lease payments	120	342

Finance lease liabilities—the present value of minimum lease payments

	As at December 31,
	2006	2005
	(€ in millions)
Not later than 1 year	11	26
1–2 years	11	25
2–3 years	14	23
3–4 years	8	124
4–5 years	68	12
Later than 5 years	8	132

	120	342

32.   OTHER LIABILITIES

	As at December 31,
	2006	2005
	(€ in millions)
Derivative financial instruments	2	—
Other	11	13

	13	13

33.   TRADE AND OTHER PAYABLES

	As at December 31,
	2006	2005
	(€ in millions)
Advances received	15	10
Trade payables	727	691
Amounts due to associates and joint ventures	23	19
Accrued expenses and deferred income	451	408
Derivative financial instruments	53	38
Fine imposed by the EU Commission(1)	—	57
Other current liabilities	130	141

	1,399	1,364

(1)
In November 2005 The European Commission has imposed UPM a fine of €56.55 million concerning antitrust activities in the market for plastic industrial sacks. Rosenlew's plastic industrial sack business was sold in December 2000.

Main items included in accrued expenses and deferred income

	As at December 31,
	2006	2005
	(€ in millions)
Personnel expenses	193	169
Interest expenses	28	26
Indirect taxes	21	18
Other items(1)	209	195

	451	408

(1)
Consists mainly of customer rebates.

        The carrying value of trade and other payables is considered to approximate the fair value.

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

  •
  Commodity derivatives are fair valued based on quoted market rates on the balance sheet date.

Net fair values of derivative financial instruments

	As at December 31,
	2006	2006	2006	2005
	Positive fair values	Negative fair values	Net fair values	Net fair values
	(€ in millions)
Interest rate swaps(1)	120	(18)	102	205
Forward foreign exchange contracts(2)	69	(69)	—	(37)
Interest rate options	—	—	—	—
Cross currency swaps(3)	1	(185)	(184)	(138)
Commodity contracts	3	—	3	1

	193	(272)	(79)	31

(1)
The fair value of interest rate swaps designated for fair value hedges of long-term borrowings was €102 million as at December 31, 2006 (€208 million as at December 31, 2005) and they mature together with the hedged borrowings.

(2)
The fair value of forward foreign exchange contracts designated as future cash flow hedges was €13 million at December 31, 2006 (€(29) million at December 31, 2005) and they are reported in fair value and other reserves, net of tax, as €18 million (€(21) million at December 31, 2005) from which they are transferred to income statement at various dates up to 1 year from the Balance sheet date.

        The fair value of forward foreign exchange contracts designated as hedges of net investments in foreign units was €0 million at December 31, 2006 (€(5) million at December 31, 2005). They are reported in Translation differences of the Group's equity, net of tax, as €4 million at December 31, 2006 (€(4) million at December 31, 2005).

(3)
The fair value of cross currency swaps designated for fair value hedges of long-term borrowings was €(157) million as at December 31, 2006 (€(105) million as at December 31, 2005) and they mature together with the hedged borrowings.

        Positive and negative fair values of financial instruments are shown under non-current financial assets, trade and other receivables, interest-bearing liabilities and trade and other payables.

Notional amounts of derivative financial instruments

	December 31,
	2006	2005
	(€ in millions)
Interest rate swaps	2,566	2,856
Forward foreign exchange contracts	4,293	4,552
Currency options	30	—
Cross currency swaps	570	588
Commodity contracts	29	54
Interest rate forward contracts	2,500	2,609

35.   PRINCIPAL SUBSIDIARIES AS AT DECEMBER 31, 2006

Name of the subsidiary, country of incorporation	Group holding
(Percentage)
Blandin Paper Company, US	100.00
Oy Botnia Shipping Ab, FI	100.00
Lignis GmbH & Co. KG, DE	74.90
Nordland Papier GmbH, DE	100.00
NorService GmbH, DE	100.00
nortrans Speditionsgesellschaft mbH, DE	100.00
Raflatac Shanghai Co. Ltd, CN	100.00
Oy Rauma Stevedoring Ltd, FI	100.00
STAG-SCA Frischholz GmbH, AT	66.67
Steyrermühl Sägewerksgesellschaft m.b.H. Nfg KG, AT	100.00
ZAO Tikhvinsky Komplexny Lespromkhoz, RU	99.36
Tilhill Forestry Ltd, GB	100.00
UPM-Asunnot Oy, FI	100.00
UPM Sähkönsiirto Oy, FI	100.00
UPM Tehdasmittaus Oy, FI	100.00
UPM-Kymmene AB, SE	100.00
UPM-Kymmene AG, CH	99.80
UPM-Kymmene AS, NO	100.00
UPM-Kymmene Asia Pacific Pte Ltd., SG	100.00
UPM-Kymmene Austria GmbH, AT	100.00
UPM-Kymmene A/S, DK	100.00
UPM-Kymmene B.V., NL	100.00
OOO UPM-Kymmene Chuduvo, RU	100.00
UPM-Kymmene Forest AS, EE	100.00
OOO UPM-Kymmene Forest Russia, RU	100.00
UPM-Kymmene France S.A.S., FR	100.00
UPM-Kymmene Inc., US	100.00
UPM-Kymmene Japan K.K., JP	100.00
UPM-Kymmene Miramichi Inc., CA	100.00
UPM-Kymmene NV/SA, BE	99.60
UPM-Kymmene Otepää AS, EE	100.00
OOO UPM-Kymmene Pestovo, RU	100.00
UPM-Kymmene Papier GmbH & Co. KG, DE	100.00
UPM-Kymmene Sales GmbH, DE	100.00
UPM-Kymmene Seven Seas Oy, FI	100.00
UPM-Kymmene Sp. z o.o., PL	100.00
UPM-Kymmene Srl., IT	100.00
UPM-Kymmene S.A., ES	100.00
UPM-Kymmene Wood Ab, SE	100.00
UPM-Kymmene Wood A/S, DK	99.93

UPM-Kymmene Wood B.V., NL	100.00
UPM-Kymmene Wood GmbH, DE	100.00
UPM-Kymmene Wood Ltd, GB	100.00
UPM-Kymmene Wood Oy, FI	100.00
UPM-Kymmene Wood S.A., ES	100.00
UPM-Kymmene Wood S.A., FR	99.99
UPM-Kymmene Wood S.r.l., IT	100.00
UPM-Kymmene (Changshu) Paper Industry Co. Ltd, CN	100.00
UPM-Kymmene (Shanghai) Trading Co., CN	100.00
UPM-Kymmene (UK) Ltd, GB	100.00
UPM Raflatac Canada Inc., CA	100.00
UPM Raflatac CZ s.r.o., CZ	100.00
UPM Raflatac GmbH, DE	100.00
UPM Raflatac Iberica S.A., ES	100.00
UPM Raflatac Inc., US	100.00
UPM Raflatac Italia S.r.l., IT	100.00
UPM Raflatac Kft., HU	100.00
UPM Raflatac Ltd, GB	100.00
UPM Raflatac Mexico S.A. de C.V., ME	100.00
UPM Raflatac Oy, FI	100.00
UPM Raflatac Polska Sp. z o.o., PL	100.00
UPM Raflatac South Africa (Pty) Ltd, ZA	100.00
UPM Raflatac S.A.S., FR	100.00
UPM Raflatac Sdn. Bhd., MY	100.00
UPM Raflatac Pty Ltd, AU	100.00
UPM Raflatac (Thailand) Co., Ltd, TH	100.00
Walki Wisa Converflex Ab, SE	51.60
Walki Wisa GmbH, DE	100.00
Walki Wisa Ltd, GB	100.00
Walki Wisa Oy, FI	100.00
Walki Wisa Packaging Paper (Changshu) Co, CN	100.00
Werla Insurance Company Ltd, GB	100.00

        The table includes subsidiaries with sales exceeding €2 million.

36.   SHARE BASED PAYMENTS

Share options granted to key personnel

        As authorized by the Annual General Meeting of March 19, 2002, D and E options have been issued to key personnel. Of these, 3,800,000 are designated 2002D and 3,800,000 are designated 2002E. Each option entitles the holder to subscribe two UPM-Kymmene Corporation shares. The subscription period for 2002D options is April 1, 2004 to April 30, 2007 and that for 2002E options April 1, 2005 to April 30, 2008. The share subscription price is €43.90 per two shares for 2002D options and €14.27 per share for 2002E options. The share subscription prices will be reduced by the amount of dividend confirmed after the end of the subscription price determination period and before the date of share subscription, in each case on the record date for dividend distribution. Share subscriptions based on these options may raise the share capital by a maximum of €25,840,000.

        The Annual General Meeting held on March 31, 2005 approved the Board of Directors' proposal to issue share options to the Group's key personnel. The number of share options is 9,000,000 and these can be exercised to subscribe a maximum total of 9,000,000 UPM-Kymmene Corporation shares. A total of 3,000,000 of the share options are designated 2005F, 3,000,000 2005G and 3,000,000 2005H. The subscription periods are October 1, 2006 to October 31, 2008 for 2005F options, October 1, 2007 to October 31, 2009 for 2005G options, and October 1, 2008 to October 31, 2010 for 2005H options.

        The subscription price for 2005F share options is the average tradeweighted price for the company's share on the Helsinki Stock Exchange between January 1, and February 28, 2005 plus 10%, i.e. €18.23 per share. The subscription price for 2005G options is the average tradeweighted share price between January 1, and February 28, 2006 plus 10%, i.e. €18.65 per share, and that for 2005H options the average tradeweighted share price between January 1, and February 28, 2007 plus 10%. The share subscription prices will be reduced by the amount of dividend confirmed after the end of the subscription price determination period and before the date of share subscription, in each case on the record date for dividend distribution. Share subscriptions based on 2005F, 2005G and 2005H options may raise the share capital by a total maximum of €15,300,000.

Equity-based rewards scheme

        Key personnel of the Group who fall within the scope of the equitybased rewards scheme may be rewarded with UPM-Kymmene shares annually in the calendar years 2005, 2006 and 2007. The reward will be paid at the end of each year as a combination of shares and cash. Altogether not more than 1,046,400 shares will be given to key personnel on the basis of the scheme. The amount to be paid in cash may be not more than 1.5 times the value of the shares given. The amount of the reward is tied to the achievement of set performance targets. For 2006, no decision for rewards has been made. No rewards were given for 2005.

Changes in the numbers of share options granted

	2006		2005		2004
	Weighted average exercise price	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price	Number of share options
	(€)		(€)		(€)
At January 1	16.55	10,348,700	16.16	10,792,029	16.55	11,071,700
Share options granted	16.73	6,500	17.48	2,970,500	13.52	330,200
Share options forfeited	16.73	(47,500)	17.48	(7,500)	16.24	(174,200)
Share options exercised	12.02	(2,150)	11.47	(3,402,429)	11.42	(435,671)
Share options expired	—	—	10.30	(3,900)	—	—
At December 31	15.80	10,305,550	16.55	10,348,700	16.16	10,792,029
Exercisable share options		10,305,550		7,385,700		7,033,829

        Weighted average remaining contractual life was 13, 26 and 29 months as at December 31, 2006, 2005 and 2004, respectively.

Outstanding Share Option plans as at December 31, 2006

		Exercise price(1)
Plan/distribution of share options	Class	At January 1,	At December 31,	Total No. of share options	No. of share options granted	Exercise period	Vesting schedule
		(€)	(€)
2005	F	17.48	16.73	3,000,000	2,922,000	1.10.2006–31.10.2008	vested
2002/2003	E	12.77	12.02	3,800,000	3,754,050	1.4.2005–30.4.2008	vested
2002/2002	D	39.40	37.90	3,800,000	3,629,500	1.4.2004–30.4.2007	vested
				10,600,000	10,305,550

(1)
The exercise price for class D options is for two shares.

The Black-Scholes valuation model and the following weighted average assumptions are used in measuring the fair value of share options

	2006	2005	2004
	(€, except percentages and year)
Share price	16.81	16.02	16.03
Exercise price	16.73	17.48	13.52
Volatility (%)(1)	28%	35%	32%
Risk-free interest rate (%)	3.03%	2.26%	3.28%
Assumed annual dividend yield	—	—	—
Expected option life (year)	3	3	4
Weighted-average grant-date fair value	3.36	3.95	11.87

(1)
Volatility is a measure of price changes expressed in terms of the standard deviation of the price of the security in question over the period of analysis. In the calculations the volatility is based on three- and four-year periods. Volatility is reported as an annual percentage figure.

        Assumed forfeiture used in 2006 was 0%, 2005 5% and 2004 8%.

37.   RELATED PARTY TRANSACTIONS

        The Group holds a 47% interest in Oy Metsä-Botnia Ab ("Metsä-Botnia"), a joint venture between M-real Oyj ("M-real") and Metsäliitto Group. M-real is a Finnish paper producer, and Metsäliitto Group is a co-operative organization of Finnish forest owners. Metsäliitto Group is also the controlling shareholder of M-real. Chemical pulp produced by Metsä-Botnia is sold to the Group and to M-real at the market price less certain transportation and other costs. In 2006, 2005 and 2004 the Group's chemical pulp entitlement with respect to the production of Metsä-Botnia was 1.1 million tonnes per year. Total purchases of chemical pulp from Metsä-Botnia amounted to €197 million in 2006, €201 million in 2005 and €238 million in 2004. Metsä-Botnia is currently building a new pulp mill in Uruguay. The total cost of the project is about USD 1.1 billion. The annual capacity of the mill will be approximately one million tonnes of bleached eucalyptus pulp. UPM will invest USD 99 million in the pulp mill project. In 2006, related to the pulp mill project, UPM sold its shares in the Uruguayan forestry company, Compañia Forestal Oriental S.A. to Metsä-Botnia for €36 million.

        The Group obtains most of the energy for its production units in Finland from the Group's owned and leased power plants, as well as through ownership in power companies which entitles it to receive electricity and heat from those companies. A significant proportion of the Group's electricity procurement comes from Pohjolan Voima Oy, a Finnish energy producer in which the Group holds a 42.19% equity interest, and from Kemijoki Oy, a Finnish hydropower producer in which the Group holds a 4.13% equity interest. Pohjolan Voima Oy is also a majority shareholder in Teollisuuden Voima Oy, one of Finland's two nuclear power companies. The combined total of these energy purchases was €194 million in 2006, €166 million in 2005 and €198 million in 2004. In accordance with the articles of association of the power companies and with related shareholder agreements, the prices paid by the Group to the power companies are based on production costs, which are generally lower than market prices. Internal sales to the Group's segments are based on the prevailing market price.

        Approximately 10 to 15% of the Group's research and development work is conducted by Oy Keskuslaboratorio-Centrallaboratorium Ab (the Finnish Pulp and Paper Research Institute or "FPPRI"), in which the Group is one of four corporate owners with a 38.65% interest. Ownership of FPPRI provides the Group with fundamental research information regarding the Group's main raw materials, major manufacturing processes and key product attributes. In addition to joint research at FPPRI, the Group also utilizes the institute for contract research in connection with product and process development. These services are provided on an arm's-length basis and upon terms that the Group believes to be customary within the industry and generally no less favourable than would be available from independent third parties.

        The Group purchases raw materials from certain other associated companies, the most significant of which is Paperinkeräys Oy, a Finnish company engaged in the procurement, processing and transport of recovered paper in which the Group has a 22.98% interest. The total value of raw material purchases from associated companies was €15 million in 2006, €17 million in 2005 and €15 million in 2004. Recovered paper is sold to the Group and other shareholders of Paperinkeräys Oy at a contractbased price that takes into account paper recycling expenses and the world market prices for recovered paper. In Austria, the Group has a similar arrangement concerning recovered paper which is purchased from Austria Papier Recycling G.m.b.H., a company in which the Group owns a 33.3% equity interest. The total value of recovered paper purchases was €12 million in 2006, €14 million in 2005 and €12 million in 2004.

        In Finland, UPM has a pension foundation (Kymin Eläkesäätiö) which is a separate legal entity. The pensions of about 9% of the Group's Finnish employees are arranged through the foundation. The contributions paid by UPM to the foundation amounted to €17 million in 2006 (€16 million in 2005 and €19 million in 2004). The foundation manages and invests the contributions paid to the plan. The fair value of the foundation's assets at December 31, 2006 was €206 million, of which 84% was in the form of loans to the company and 16% invested in equities and property.

        The pensions of about 68% of the Group's employees in Great Britain are arranged through the Pension Funds. UPM-Kymmene UK Pension Scheme is a separate legal entity. The contributions paid by the Group to this fund amounted to GBP 5 million in 2006 (GBP 6 million in 2005 and GBP 3 million in 2004). The fair value of the fund's assets at December 31, 2006 was GBP 131 million, of which 68% is invested in equities and 32% in debt instruments and property.

38.   COMMITMENTS AND CONTINGENCIES

Contingent Liabilities

        The Group is a defendant or plaintiff in a number of legal proceedings incidental to its operations. These lawsuits primarily involve claims arising out of commercial law issues.

        The competition authorities are continuing investigations into alleged antitrust activities with respect to various products of the company. The US Department of Justice, the EU authorities and the authorities in several of its Member States, Canada and certain other countries have granted UPM conditional full immunities with respect to certain conducts disclosed to the authorities.

        During 2006, the investigations of the U.S. labelstock industry and European fine paper, newsprint, magazine paper, label paper and self-adhesive labelstock markets were closed by the U.S. Department of Justice and the European Commission competition authority. In December 2006, the Finnish Competition Authority decided not to propose a fine for UPM in its investigation of raw wood procurement in Finland.

        UPM has been named as a defendant in multiple class-action lawsuits against labelstock and magazine paper manufacturers in the United States. The remaining litigation matters may last several years. No provisions have been made in relation to these investigations, due to the considerable uncertainties associated with these matters.

        In March 2006, UPM paid a fine of €56.55 million imposed by the European Commission concerning antitrust activities in the market for plastic sacks but has appealed the decision.

Commitments

        In the normal course of business, UPM-Kymmene Corporation and some of its subsidiaries enter into various agreements providing financial or performance assurance to third parties on behalf of those subsidiaries. These agreements are entered into primarily to support or enhance the creditworthiness of subsidiaries so that they can accomplish their intended business purposes. The maximum amount of future payments for which UPM-Kymmene Corporation is liable on behalf of its subsidiaries are disclosed in the table below under "Other commitments".

        The Group has also entered into various agreements to provide financial or performance assurance to third parties on behalf of certain companies in which the Group has a minority interest. These agreements are entered into primarily to support or enhance the creditworthiness of these companies. The Group has no collateral or other recourse provisions related to these guarantees. The maximum amounts of future payments by UPM-Kymmene Corporation on behalf of its associated companies under these guarantees are disclosed in the table below under "Guarantees on behalf of associated companies". It is the Group's policy not to give guarantees on behalf third parties, and the commitments included under the caption "Guarantees on behalf of others" in the table relate mainly to companies that have been sold.

        In the normal course of business, certain subsidiaries of UPM Kymmene Corporation, especially in Germany, grant commercial guarantee to their customers to help them purchase goods from the subsidiary. The Group has no liability with respect to these commercial guarantees, but they are covered by its credit risk insurance. These guarantees mature within one year. The maximum potential amount of future payments under these guarantees amounted to €10 million at December 31, 2006 and €6 million at December 31, 2005. They are included in the amounts disclosed in the table under "Other commitments".

Commitments

	As at December 31,
	2006	2005
	(€ in millions)
On own behalf
Mortgages	92	94
On behalf of associated companies and joint ventures
Guarantees	12	18
On behalf of others
Guarantees	6	8
Other commitments, own
Operating leases, due within 12 months	23	25
Operating leases, due after 12 months	94	70
Other commitments	69	61

Total	296	276

	As at December 31,
	2006	2005
	(€ in millions)
Mortgages	92	94
Guarantees	18	26
Operating leases	117	95
Other commitments	69	61

Total	296	276

        Property under mortgages given as collateral for own commitments include industrial estates and forest land.

Commitments related to associated companies and joint ventures

	As at December 31,
	2006	2005
	(€ in millions)
Proportionate interest in joint ventures' commitments	22	22
Contingent liabilities relating to the Group's interest in the joint ventures	10	11
Share of associated companies contingent liabilities	141	169

Operating lease commitments—where a Group company is the lessee

        The Group leases office, manufacturing and warehouse space under various non-cancelable operating leases.

        Certain contracts contain renewal options for various periods of time.

The future costs for contracts exceeding one year and for non-cancelable operating leasing contracts

	As at December 31,
	2006	2005
	(€ in millions)
Less than 1 year	23	25
1–2 years	25	31
2–3 years	17	11
3–4 years	15	7
4–5 years	14	5
Over 5 years	23	16

	117	95

Capital commitments at the balance sheet date but not recognized in the financial statements; major commitments under construction listed below

		Commitment as at December 31,
	Total Cost	2006	2005
	(€ in millions)
Pulp mill rebuild, Kymi	325	300	—
New mill in USA, Raflatac	88	80	—
New bioboiler, Caledonia	72	72	—
PM5 quality upgrade, Jämsänkoski	38	38	—
PM4 rebuild, Jämsänkoski	45	34	—

39.   EVENTS AFTER THE BALANCE SHEET DATE

        On January 30, 2007, M-real announced to sell 9% of Metsä-Botnia's shares to its parent company Metsäliitto for €240 million. Consequently, M-real rejected UPM's offer made in November 2006 to buy 15% of Metsä-Botnia's shares for €500 million.

        On February 26, 2007, UPM announced it has signed an agreement on the sale of the Walki Wisa Group, a business unit of UPM's Converting Division. UPM estimates the sale of the business will result in a capital gain of approximately €25 million. The transaction is expected to be concluded in the second quarter of 2007. The deal is subject to approval by competition authorities.

        The Group's management is not aware of any other significant events occurring after December 31, 2006 which would have had an impact on the financial statements.

40.   SUMMARY OF DIFFERENCES BETWEEN INTERNATIONAL FINANCIAL REPORTING STANDARDS AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES

        The Group's consolidated financial statements are prepared in accordance with International Financial Reporting Standards as adopted by the EU ("IFRS"), which differs in certain respects from accounting principles generally accepted in the United States ("U.S. GAAP"). Such differences include methods for measuring and presenting the amounts shown in the consolidated financial statements, as well as additional disclosures required by U.S. GAAP.

I.     Reconciliation of Profit and Shareholders' Equity

        The following is a summary of the significant adjustments to profit and shareholders' equity required when reconciling such amounts recorded in the Group's consolidated financial statements under IFRS to the corresponding amounts in accordance with U.S. GAAP.

Reconciliation of Profit

	Year ended December 31,
	2006	2005	2004
	(€ in millions, except share and per share data)
Profit in accordance with IFRS	338	211	970
Less minority interest	2	2	(1)

Profit attributable to equity holders of parent company in accordance with IFRS	340	213	969
U.S. GAAP adjustments:
Business combinations (a)	(14)	(5)	(6)
Reversal of goodwill amortization (b)	—	(9)	102
Impairment of long lived assets (c)	(5)	33	—
Leasing transactions (d)	(26)	(4)	3
Forest assets (e)	109	(29)	(26)
Employee benefits (f)	52	2	(270)
Derivative financial instruments (g)	(3)	(7)	—
Compensation cost (h)	—	(2)	(18)
Change in estimates of the tax basis of acquired assets (i)	—	—	(284)
Share of results of associated companies (j)	6	(21)	(6)
Deferred tax effect of U.S. GAAP adjustments	(35)	—	110

Net income in accordance with U.S. GAAP	424	171	574
Out of which:
Income from continuing operations	424	153	449
Income from discontinued operations, net of tax expense of 2 million and tax expense of 6 million in 2005 and 2004, respectively	—	18	125

Net income in accordance with U.S. GAAP	424	171	574
Earnings per share in accordance with U.S. GAAP (in euro) (k)
Basic earnings per share	0.81	0.33	1.10
Income from continuing operations	0.81	0.29	0.86
Income from discontinued operations	—	0.04	0.24
Diluted earnings per share	0.81	0.33	1.09
Income from continuing operations	0.81	0.29	0.85
Income from discontinued operations	—	0.04	0.24
Basic weighted average number of shares (thousands)	523,220	522,029	523,641
Diluted weighted average number of shares (thousands)	526,041	523,652	526,247

Reconciliation of Equity

	As of December 31,
	2006	2005
	(€ in millions)
Total equity in accordance with IFRS	7,289	7,348
Less minority interest	(18)	(21)

Equity attributable to equity holders of the parent in accordance with IFRS	7,271	7,327
U.S. GAAP adjustments:
Business combinations (excluding forest assets and goodwill) (a)	(43)	41
Reversal of goodwill amortization (b)	309	309
Impairment of long lived assets (c)	28	33
Leasing transactions (d)	(24)	2
Forest assets (e)	43	(67)
Employee benefits (f)	(309)	(286)
Change of estimates of the tax basis of acquired assets (i)	(284)	(284)
Share of results of associated companies (j)	85	79
Deferred tax of U.S. GAAP adjustments	76	87

Shareholders' equity in accordance with U.S. GAAP	7,152	7,241

(a)   Business Combinations

Cost of Acquisition

        Under IFRS, equity shares issued as purchase consideration in a business combination are valued based on the weighted average trading price of the shares shortly before and after the date of the exchange transaction, which is the date when the Group obtains control over the acquiree's net assets and operations.

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

        Under U.S. GAAP, these costs met the required criteria for inclusion in acquisition accounting and the Group recognized a liability in the purchase price allocation of the acquisition cost and adjusted the goodwill accordingly.

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

        The total impact of all business combinations' adjustments on the reconciliations of net income and shareholders' equity to U.S. GAAP is summarized below:

	Year ended December 31,
	2006	2005	2004
	(€ in millions)
Net income
Amortization of intangible assets	(10)	(11)	(10)
Translation gain on property, plant and equipment	—	2	—
Deferred taxes	4	4	4
Disposal of subsidiary shares	(8)	—	—

Total	(14)	(5)	(6)

Shareholders' equity
Goodwill	(71)	3	(106)
Other intangible assets	64	74	85
Property, plant and equipment	(19)	(14)	(26)
Deferred tax liabilities	(17)	(22)	(23)

Total	(43)	41	(70)

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

        The U.S. GAAP adjustment for 2004 reverses amortization expense and the associated movement in accumulated amortization recorded under IFRS prior to the adoption of IFRS 3. The U.S. GAAP adjustment for 2005 reflects the decrease of goodwill under U.S. GAAP of €9 million that was fully amortized under IFRS related to the disposal of Loparex Group.

(c)   Impairment of Long Lived Assets

        Under IFRS, the Group recognized an impairment charge on long-lived tangible assets of €250 million and €201 million in 2006 and 2005, respectively. Under IFRS the impairment loss was determined as the difference between the recoverable amount of the asset and its carrying value. In determining the recoverable amount of these assets the Group discounted future cash flows expected to result from the use and eventual disposition of these assets. Under SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, an impairment charge should be recognized only if the carrying amount of the asset is not recoverable. The carrying amount of an asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.

        The impairment in 2006 is primarily related to the closure of Voikkaa paper mill and Kymi PM7, and the Miramichi paper mill. Voikkaa paper mill and Kymi PM7 were closed in 2006 resulting in an impairment of €135 million. Given that the carrying value exceeded the recoverable amount an impairment was recognized under IFRS. Similarly, under U.S. GAAP the carrying value exceeded the undiscounted cash flows and therefore an impairment of equal amount was recognized.

        The impairment of the Miramichi paper mill amounted to €115 million and €151 million in 2006 and 2005, respectively. Under IFRS the carrying value exceeded the recoverable amount and therefore the assets were impaired. Since the undiscounted cash flows were less than the carrying value the Group also recognized an impairment, of equivalent amount, under U.S. GAAP in 2006. The fair value of these long-lived assets under U.S. GAAP was determined based on discounted cash flows expected to result from the use and eventual disposition of the assets. In 2005, the impairment loss was €8 million less under U.S. GAAP than recorded under IFRS due to the difference in the cumulative translation adjustment of non-current assets.

        In 2005, the impairment of €25 million recorded under IFRS was reversed for U.S. GAAP because the Finnish sawmills were determined to be recoverable based on undiscounted cash flows. In 2006, the Group recognized a depreciation adjustment under U.S. GAAP of €5 million related to the Finnish sawmills due to different carrying values of the impaired assets under IFRS and U.S. GAAP.

(d)   Leasing Transactions

        UPM entered into a lease arrangement for the financing of certain equipment for Wisapower Oy's power plant in Finland. Under IFRS, the arrangement is accounted for as a finance lease as of the date the construction started in 2003. Interest expense has been recognized in the income statement on the finance lease liability through the end of the contractual lease term, which started in 2005.

        Under U.S. GAAP, UPM was considered the owner of the leased assets during the construction period and the equipment was accounted for as an asset and a lease liability with interest costs being capitalized. At the beginning of the lease term in 2005, the asset was considered to be sold and leased back to the Group. Due to the Group's continuing involvement with the equipment, the lease is classified as a financing lease, consistent with IFRS. From January 15, 2005 onwards, the finance lease has been accounted for at the same basis under IFRS and U.S. GAAP.

        The Group Head Office real estate was sold in June 2006, which generated a €41 million capital gain under IFRS. UPM will continue to occupy the premises under a lease contract which qualifies as an operating lease under IFRS and U.S. GAAP. As UPM retains more than a minor part, but not substantially all of the use of the asset, only the profit in excess of the present value of the minimum lease payments is recognized at date of sale under U.S. GAAP. The present value of the minimum lease payments, which amounted to €24 million in 2006, is deferred and amortized over the lease term.

(e)   Forest Assets

        Under IFRS, biological assets (i.e., living trees) are measured at their fair value, less estimated point-of-sale costs, on the balance sheet. The fair value of biological assets, other than young seedling stands, is based on discounted cash flows from continuous operations. The fair value of young seedling stands is based on the actual reforestation cost of those stands. Changes in the fair value of biological assets resulting from growth, felling, prices, discount rate, costs and other assumption changes amount to €(137) million, €31 million and €16 million during the years ended December 31, 2006, 2005 and 2004, respectively (as disclosed in the Note 20 Biological assets). The land on which the trees grow is recorded at cost.

        Under U.S. GAAP, forest assets are accounted for as long lived assets under FAS 144, and are carried at cost less depletions. Cost includes all expenditures incurred on acquisition of the forests plus reforestation and forestry development costs. Capitalized costs related to forest assets harvested each year are taken to the profit and loss account as depletions.

        The fair market values recorded under IFRS are reversed under U.S. GAAP. The capitalized costs under U.S. GAAP were €18 million, €20 million and €16 million and depletion of the forest assets was €

(46) million, €(18) million and €(26) million during the years ended December 31, 2006, 2005 and 2004, respectively.

        In 2006, the Company determined that the decrease in the fair value of biological assets under IFRS constituted a triggering event to perform an impairment test under FAS 144. Based on the undiscounted cash flows expected to be generated by the forest assets, the Company concluded that the forest assets were recoverable and impairment did not exist.

        As of December 31, 2006 and 2005 the carrying amount of forest assets under U.S. GAAP was €1,080 million and €1,107 million, respectively.

(f)    Employee Benefits

        For purposes of U.S. GAAP, pension costs for defined benefit plans are accounted for in accordance with SFAS No. 87, Employers' Accounting for Pensions, and SFAS No. 88, Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and the disclosure is presented in accordance with SFAS 132(R), Employers' Disclosures about Pensions and Other Postretirement Benefits. In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an Amendment of FASB Statements No. 87, 88, 106, and 132(R). This statement requires the Company to fully recognize, as an asset or liability, the overfunded or underfunded status of benefit plan(s) in the 2006 year-end balance sheet, with an offsetting adjustment to accumulated other comprehensive income. The incremental effect of applying FAS 158 on individual line items in the statement of financial position as of December 31, 2006 is summarized below:

	Before Application of FAS 158	Adjustments	After Application of FAS 158
	(€ in millions)
Prepaid pension asset / (Accrued pension liability)	(492)	(180)	(672)
Minimum pension liability	(89)	89	—
Intangible assets	526	(14)	512
Accumulated other comprehensive (income) loss, pre-tax	275	105	380
Accumulated other comprehensive (income) loss, net of tax	253	70	323

        FAS 158 also requires a company to measure its plan assets and benefit obligations as of its year-end balance sheet date beginning with fiscal years ending after December 15, 2008. This will not have any impact on Group's financial statements as the Group already uses a December 31 measurement date for its pension and other post-retirement benefit plans.

        Except as described below, the plan liabilities and assets are the same under U.S. GAAP as IFRS. The difference in the balance sheet and income statement amounts are attributable to different classifications of the Finnish TEL scheme, how and when the respective standards were implemented, the recognition of a funded status under U.S. GAAP, differences in accounting for prior service costs and differences in accounting for settlements.

        Following changes in the Finnish TEL scheme, under IFRS, the disability pensions arranged with insurance companies have changed from a defined benefit to a defined contribution plan beginning from January 1, 2006 as the insurance premiums paid to insurance companies are the funding mechanism for the liability. As the change was enacted in 2004, the Company's pension liability decreased by €246 million in 2004. IFRS provides that the use of insurance premiums to fund benefits should be accounted for using defined contribution accounting so long as the company retains no ongoing legal or constructive obligations, under any circumstances.

        U.S. GAAP does not contain a similar provision to IFRS regarding insurance premiums. The costs and benefits are determined without regard to how an employer finances the plan. Therefore, defined benefit accounting remains for U.S. GAAP. In 2006, the termination of employees in connection with the profitability programme and the disposal of Puukeskus Oy resulted in recognition of curtailment and settlement gains on Finnish TEL scheme. As a consequence, a gain was recorded under U.S. GAAP which reduced the net pension costs under U.S. GAAP compared to IFRS. In 2005, additional expense was recorded for the additional pension cost under U.S. GAAP compared to IFRS. In 2004, an adjustment was recorded for the reversal of the curtailment gain recorded under IFRS resulting from the reduction of the pension liability.

        The Group applied FAS 87 as of January 1, 1994 (as adoption on the actual effective date of January 1, 1989 was not feasible) and IAS 19 as of January 1, 2002. As allowed by IFRS 1, all unrecognized actuarial gains and losses were recognized upon the adoption of IAS 19. As the unrecognized balances were different under U.S. GAAP compared to IFRS, a difference in amortization arises. As discussed above, a difference also arises due to the defined benefit accounting for the Finnish TEL scheme.

        Under U.S. GAAP, prior to the adoption of FAS 158, the pension liability could not be less than the amount by which the accumulated benefit obligation exceeded plan assets as determined for each individual plan. If an additional minimum liability was recognized, an intangible asset up to the amount of the unrecognized prior service cost for each plan was also recognized and the remaining amount was recorded as part of other comprehensive income (reduction of equity), net of income taxes. This concept does not exist under IFRS.

        Under U.S. GAAP, following the adoption of FAS 158 on December 31, 2006 the Company recognized a net liability or asset to report the funded status of its defined benefit and other postretirement benefit plans on balance sheet. The gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to FAS 87 or FAS 106 are recognized as a component of other comprehensive income. Amounts recognized in accumulated other comprehensive income are adjusted as they are subsequently recognized as components of net periodic benefit cost pursuant to the recognition and amortization provisions of FAS 87 or FAS 106.

        Under IFRS, prior service cost may be recognized immediately to the extent that affected employees' benefits are vested, otherwise they are recognized over the remaining vesting period. Under U.S. GAAP, prior service cost is recognized as a component of net periodic benefit cost prospectively over the remaining service period. As discussed above, a difference also arises due to the defined benefit accounting for the Finnish TEL scheme.

        Under IFRS, a settlement occurs when all further legal or constructive obligations for part or all of the benefits provided under a defined benefit plan has been eliminated, which is generally when a settlement agreement has been reached with employees. Under U.S. GAAP, while the principles are similar, a settlement is generally recognized when a lump-sum cash payment is made to employees. Certain plans have been settled under IFRS but were either settled in a later period or are not yet settled under U.S. GAAP; accordingly, adjustments are required for gains or losses recognized under IFRS that are not recognizable as a component of net periodic benefit cost under U.S. GAAP. Additionally, differences can arise on settlement due to differing amounts of unrecognized prior service costs and actuarial gains and losses under IFRS and net gain or loss included in accumulated other comprehensive income under U.S. GAAP for the reasons discussed above.

        The German government has implemented an early retirement program, called Altersteilzeit ("ATZ") designed to create an incentive for employees within a certain age group, to transition from employment into retirement before their legal retirement age. Under the ATZ program, the employee either works full time for half of the ATZ period (usually a period of 4-6 years) or half time for the full ATZ period and receives fifty percent of his or her salary each year during the entire ATZ period. In addition to salary, the employee is entitled to an additional ATZ bonus for the service rendered during the ATZ period. During the idle portion of the ATZ period, the employer is required to make additional contributions on behalf of the employee to the German pension scheme to compensate for the reduced salary received during the ATZ period. In addition, the employer can claim a subsidy from the German government for these costs if certain conditions are met.

        Under IFRS, the Company records an accrual for the amount of the additional pension contributions and bonus payments when the employee agrees to enter the ATZ program. In addition, a provision is established for those employees who are considered probable to enter the ATZ program as they are eligible but have not yet agreed to enter the ATZ program.

        Under U.S. GAAP, as of January 1, 2006, the Company adopted EITF 05-5 "Accounting for Early Retirement or Post-employment Programs with Specific Features ("EITF 05-5"), for its accounting for the ATZ program. In accordance with EITF 05-5, the employer recognizes the additional pension contributions and bonus payments as post employment benefits in accordance with FAS 112, ratably from the signing of the ATZ contact to the end of the active working period. No provision for employees who have not yet entered the ATZ program is permitted. The effect on the pension obligation under U.S. GAAP compared to IFRS is a reversal of €13 million.

        The adoption of EITF 05-5 is reported as a change in accounting estimate effected by a change in accounting principle and as such, the impact of the adoption is reported in current year income with no retrospective adjustments made to the financial statements presented for prior periods. The impact of the adoption of EITF 05-5 is an increase of €8 million of net income and an increase of €0.02 on both basic and diluted earnings per share.

        Net periodic benefit cost for pension plans and foreign post-retirement benefit plans in accordance with U.S. GAAP for the years ended December 31, 2006, 2005 and 2004 is comprised of the following:

	Year ended December 31, 2006			Year ended December 31, 2005			Year ended December 31, 2004
	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total
	(€ in millions)
Service cost	15	22	37	16	19	35	17	19	36
Interest cost	15	45	60	19	45	64	20	42	62
Expected return on plan assets	(13)	(28)	(41)	(14)	(25)	(39)	(10)	(22)	(32)
Amortization of actuarial (gains) losses	1	11	12	(10)	10	—	(1)	16	15
Amortizations of prior service costs (credits)	(9)	1	(8)	(9)	—	(9)	(8)	—	(8)
Amortization of transition obligation	—	—	—	—	—	—	—	1	1
Transfers from inside the plan	—	—	—	(2)	—	(2)	—	—	—
FAS 88 events	(43)	—	(43)	(5)	3	(2)	—	3	3

Net periodic benefit cost under U.S. GAAP	(34)	51	17	(5)	52	47	18	59	77

Net amount recognized under IFRS			46			42			(205)

Additional (less) pension cost under U.S. GAAP(1)			(29)			5			282

(1)
The difference between the additional (less) pension cost under U.S. GAAP and the reconciliation item relates to Finnish TEL scheme contributions, which are not included in the IFRS amounts mentioned above and the adjustment of €13 million in 2006 for the early retirement program in Germany (Altersteilzeit), which is not included in the amounts above.

	As of December 31, 2006			As of December 31, 2005
	Domestic	Foreign	Total	Domestic	Foreign	Total
	(€ in millions)
Change in Benefit Obligation
Benefit obligation as of beginning of year	345	992	1,337	312	821	1,133
Service cost	15	22	37	16	19	35
Interest cost	15	45	60	19	45	64
Employee contributions	—	6	6	—	5	5
FAS 88 events	(15)	—	(15)	—	(1)	(1)
Plan amendments	—	1	1	—	15	15
Divestitures	(7)	—	(7)	(3)	(28)	(31)
Other Adjustment	2	8	10	20	7	27
Actuarial loss (gain)	23	(4)	19	—	90	90
Benefits paid	(20)	(47)	(67)	(19)	(37)	(56)
Foreign currency effect	—	(26)	(26)	—	56	56

Benefit obligation as of end of year	358	997	1,355	345	992	1,337

Change in fair value of plan assets
Fair value of plan assets as of beginning of year	218	416	634	186	337	523
Actual return on plan assets	19	42	61	5	54	59
Employer contribution	18	48	66	17	41	58
Employee contributions	—	6	6	—	5	5
FAS 88 events	—	—	—	—	(1)	(1)
Divestitures	—	—	—	—	(25)	(25)
Other adjustments	—	2	2	27	5	32
Transfers, from inside the plan	—	—	—	2	—	2
Benefits paid	(20)	(47)	(67)	(19)	(37)	(56)
Foreign currency effect	—	(19)	(19)	—	37	37

Fair value of plan assets as of end of year	235	448	683	218	416	634

Funded status
Funded status at the end of year	(123)	(549)	(672)	(127)	(576)	(703)
Unrecognized transition obligation	—	—	—	—	1	1
Unrecognized prior service cost (credit)	—	—	—	(70)	15	(55)
Unrecognized actuarial loss (gain)	—	—	—	(4)	236	232
Minimum pension liability	—	—	—	(2)	(124)	(126)

Net amount recognized under U.S. GAAP	(123)	(549)	(672)	(203)	(448)	(651)

Amounts recognized in the consolidated balance sheet
Accrued benefit liability	(135)	(549)	(684)	(291)	(465)	(756)
Prepaid benefit cost	12	—	12	88	—	88
Intangible assets	—	—	—	—	17	17

Net amount recognized under U.S. GAAP	(123)	(549)	(672)	(203)	(448)	(651)

Net amount recognized under IFRS			(350)			(365)

Additional Pension Obligation under U.S. GAAP			(322)			(286)

Amounts recognized in accumulated other comprehensive income
Actuarial loss (gain)	24	205	229	—	—	—
Prior service cost (credit)	(50)	14	(36)	—	—	—
Transitional obligation (asset)	—	1	1	—	—	—
Minimum pension liability	—	—	—	2	124	126

	(26)	220	194	2	124	126

        The estimated amounts to be amortized from accumulated other comprehensive income into net periodic benefit cost in 2007 are as follows:

	Domestic	Foreign	Total
	(€ in millions)
Actuarial loss (gain)	2	8	10
Prior service cost (credit)	(8)	1	(7)

	(6)	9	3

	As of December 31, 2006			As of December 31, 2005
	Domestic	Foreign	Total	Domestic	Foreign	Total
	(€ in millions)
Pension plans with accumulated benefit obligations in excess of plan assets:
Accumulated benefit obligation	83	841	924	116	850	966
Projected benefit obligation	132	956	1,088	150	956	1,106
Fair value of plan assets	2	440	442	2	415	417

        The accumulated benefit obligation for the domestic pension plans was €303 million and €305 million, and for the foreign pension plans €849 million and €850 million as of December 31, 2006 and December 31, 2005, respectively.

        For plans where the projected benefit obligation is in excess of the plan assets, the aggregate projected benefit obligation is €1,332 million and €1,143 million for 2006 and 2005, respectively, and the aggregate fair value of plan assets is €648 million and €417 million for 2006 and 2005, respectively.

        The decrease in the minimum liability, prior to the adoption of FAS 158, included in other comprehensive income in 2006 for the domestic and foreign plans is €1 million and €36 million, respectively. The increase in the minimum liability included in other comprehensive income in 2005 for the domestic and foreign plans is € 2 million and €14 million, respectively.

	As of December 31, 2006		As of December 31, 2005
	Domestic	Foreign	Domestic	Foreign
Weighted average rate assumptions used in determining pension costs and the projected benefit obligation.
Discount rate	4.25%	4.81%	4.25%	4.67%
Expected rate of compensation increase	3.75%	2.78%	3.75%	2.57%
Expected return on plan assets	6.15%	6.99%	5.93%	6.98%

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

        The above amounts for foreign pension plans include certain other post-retirement benefits, which are not significant to the Group.

Plan Assets

        The Group's pension plan weighted average asset allocation at December 31, 2006 and 2005, by asset category, are as follows:

	As of December 31, 2006		As of December 31, 2005
	Domestic	Foreign	Domestic	Foreign
Asset Category:
Equity securities	11%	63%	8%	61%
Debt securities	76	14	81	15
Real estate	9	4	9	4
Money Market	4	2	1	1
Bonds	—	17	1	19

Total	100%	100%	100%	100%

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

	Domestic	Foreign
Asset Category:
Equity securities	28%	63%
Debt securities	59	12
Real estate	9	4
Money Market	4	2
Bonds	—	19

Total	100%	100%

Cash Flows

        The Group expects to make contributions of €46 million to its domestic pension plans and €41 million to its foreign plans in 2007.

        The following estimated future benefits, which reflect expected future service, as appropriate, are expected to be paid:

	Domestic	Foreign
	(€ in millions)
2007	18	43
2008	19	39
2009	19	41
2010	19	42
2011	19	44
Years 2012–2016	90	249

Termination of Pension Plans

        The Group is in the process of terminating most of its defined benefit plans in the United States related to its Blandin operations. The Blandin Salaried Plan is still in the process of being terminated. The assets have not yet been distributed pending receipt of appropriate government approval. The Blandin Salaried Plan includes the following elements:

	Year Ended December 31,
	2006	2005
	(€ in millions)
Funded Status at end of year
Projected benefit obligation	(32)	(36)
Accumulated benefit obligation	(32)	(36)
Fair Value of plan assets	30	34

(Unfunded) Funded Status	(2)	(2)

Amounts recognized in the consolidated balance sheet
(Unfunded) Funded Status	(2)	(2)
Unrecognized net loss	—	22
Additional minimum liability	—	(22)

Net amount recognized	(2)	(2)

Amounts recognized in accumulated other comprehensive income, (gain) loss	18	22

(g)   Derivative Financial Instruments

        Under IFRS, the Group adopted IAS 39(R) (revised) Financial Instruments: Recognition and Measurement, as of January 1, 2005, which supersedes IAS 39 (revised 2000). Under U.S. GAAP, the Group applies FAS 133, Accounting for Derivative Instruments and Hedging Activities.

        The Group has met the cash-flow hedge accounting criteria both for IFRS and U.S. GAAP purposes for forecasted future currency flows since February 2003. Since then the changes in the fair values of new forward exchange contracts designated as cash flow hedges are deferred in equity and recycled to profit and loss as the external sales take place.

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

        Under U.S. GAAP, these forward exchange contracts are not accounted for under hedge accounting as they are not hedges against the Group's functional currency. The unrealized gains and losses of the forward exchange contracts have been included in the determination of net income for 2006, 2005 and 2004. The change in unrealized results for these hedging instruments were €(3) million, €(7) million and nil in 2006, 2005 and 2004, respectively. The realized results for these hedging instruments were €3 million, €9 million and €7 million in 2006, 2005 and 2004, respectively. The realized results for these hedging instruments have been reclassified from sales to other income and expenses under U.S. GAAP (refer to paragraph (m)).

(h)   Compensation Cost

        As described in Note 36, Share-Based Payments, the Group has three classes of options outstanding (D, E and F) granted to the Group's key personnel as of December 31, 2006. The Group adopted IFRS 2 from January 1, 2005 and applied it retrospectively to shares, share options and other equity instruments that were granted after November 7, 2002 and have not yet vested as of the effective date of the standard. The share-based payment expense under IFRS was €7 million, €8 million and €12 million in 2006, 2005 and 2004, respectively. Prior to the adoption of IFRS 2, the Group did not recognize share-based payment expense.

        Until December 31, 2005 the Group accounted for its employee share-based compensation programs under U.S. GAAP in accordance with Accounting Principles Board Opinion no. 25: Accounting for Stock Issued to Employees (ABP 25). The Group recognized compensation expense associated with stock options granted based on the difference between the quoted market price of the company's shares at the end of each reporting period and the current exercise price of each stock option, until the earlier of the exercise date, cancellation date or the date of sale on the Helsinki Stock Exchange if applicable. Changes in the quoted market price were reflected as an adjustment to deferred compensation and compensation expense in the periods in which the changes occur until the final exercise price was known.

        Effective January 1, 2006, the Group adopted FAS No. 123(R), Share Based Payment, using the modified prospective method, whereby any portion of awards that were granted after 1995 and have not been vested on January 1, 2006 and awards granted subsequent to January 1, 2006 are measured at the grant date fair value and recognized in the income statement over the requisite service period. Prior periods have not been restated, so the differences with IFRS in prior years' income statements for share based compensation remain.

        Total share-based compensation expense under U.S. GAAP was €7 million, €8 million and €32 million for the years ended December 31, 2006, 2005 and 2004, respectively. As a result of adopting FAS 123(R) the Group's net income in 2006 was €3 million lower, than if the Group had continued to apply APB 25. The Group's basic and diluted earnings per share in 2006 was €0.01 lower, than if the Group had continued to apply APB 25. At December 31, 2006, the total intrinsic value of share options outstanding and exercisable amounted to €35 million.

        During 2005 and 2004, if the Group had determined compensation expense based on the fair value at the grant date for its stock options under FAS 123, the Group's earnings would have been increased or decreased to the pro forma amounts indicated below (inclusive of tax effects):

	Year Ended December 31,
	2005	2004
	(€ in millions, except per share data)
Net income
As reported	171	574
Pro forma	171	587
Earnings per share
As reported:
Basic	0.33	1.10
Diluted	0.33	1.09
Pro forma:
Basic	0.33	1.12
Diluted	0.33	1.12

        The assumptions used in determining the fair value are disclosed in Note 36.

        Under IFRS, the Group assesses at each balance sheet date the amount of social security provisions for the share options. The provision is based on the amount that the Group would be liable to pay for the granted options if the options were sold or exercised by the employees. The provision is calculated based on the value of the options, which is the difference between the market price of a share and the exercise prices of the options. Under U.S. GAAP the social security costs are expensed as the options are sold or exercised. This results in an adjustment of €0 million, €2 million and €1 million for the three years ended December 31, 2006, 2005 and 2004, respectively.

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

(j)    Share of Results of Associated Companies

        The Group's share of results in associated companies is determined using the equity method and is based on the financial statements of the investees prepared in accordance with IFRS. The U.S. GAAP share of results of associated companies is adjusted to reflect differences between IFRS and U.S. GAAP relating to the associates.

        The disability pensions of Finnish associated companies have been accounted for using defined contribution accounting under IFRS while under U.S. GAAP defined benefit accounting is applied. See note (f) Employee benefits.

        Revaluations and fair value adjustments of forest assets recorded under IFRS are reversed under U.S. GAAP.

        As described in Note 21, the Group's associated company, PVO, holds an equity investment in TVO, which owns and operates nuclear power plants in Olkiluoto, Finland.

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

        Under U.S. GAAP, under FAS 143, the Group recorded the equity impact of TVO accounting for the liability for the asset retirement obligations adjusted for the cumulative accretion as of the adoption date, those costs capitalized as an increase to the carrying amount of the nuclear power plant, to be depreciated over the life of the nuclear power plant, and the accumulated depreciation on that asset retirement cost.

        The reconciling adjustment represents differences related to the discount rate applied and the treatment of the fund asset, which is not limited to the amount of the liability under U.S. GAAP.

(k)   Earnings per Share

        In accordance with both IFRS and U.S. GAAP, basic EPS is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the year. The computation of diluted EPS is similar to basic EPS, except that it assumes the potentially dilutive securities, such as convertible bonds, were converted to shares as of the beginning of the year. EPS has been calculated on a U.S. GAAP basis for the years ended December 31, 2006, 2005 and 2004 as follows:

	Year Ended December 31,
	2006	2005	2004
	(€ in millions, except share and per share data)
Numerator for basic EPS—income available to common shareholders	424	171	574
Effect of dilutive securities:
Numerator for diluted EPS—income available to common shareholders after assumed conversions	424	171	574
Denominator for basic EPS—weighted average shares (thousands)	523,220	522,029	523,641
Effect of dilutive securities (thousands):
Convertible bond loan	—	—	—
Stock options	2,821	1,623	2,606
Denominator for diluted EPS—adjusted weighted average shares and assumed conversions (thousands)	526,041	523,652	526,247
EPS:
Basic	0.81	0.33	1.10
Diluted	0.81	0.33	1.09

(l)    Consolidated Statement of Comprehensive Income

        Comprehensive income measured in accordance with U.S. GAAP for the years ended December 31, 2006, 2005 and 2004 is as follows:

	Year ended December 31,
	2006	2005	2004
	(€ in millions)
Net income in accordance with U.S. GAAP	424	171	574
Other comprehensive income
Unrealized holding gains (net of income taxes of 0 million in 2006, in 2005 and in 2004)	—	(39)	40
Unrealized cash flow hedges (net of income taxes of (15) million in 2006, 19 million in 2005 and (2) million in 2004)	42	(61)	12
Foreign currency translation adjustments	(129)	143	(23)
Additional minimum pension liability (net of income taxes of (12) million in 2006, 5 million in 2005 and 4 million in 2004)	25	(11)	(9)

Comprehensive income in accordance with U.S. GAAP	362	203	594

Accumulated other comprehensive income
Unrealized holding gains (net of income taxes of 0 million in 2006, in 2005 and in 2004)	1	1	40
Unrealized cash flow hedges (net of income taxes of (8) million in 2006, 7 million in 2005 and (12) million in 2004)	19	(23)	38
Foreign currency translation adjustments	(214)	(85)	(228)
Additional minimum pension liability (net of income taxes of 42 million in 2005, and 37 million in 2004)	—	(84)	(73)
Actuarial gains and losses (net of income taxes of 74 million in 2006)	(156)	—	—
Prior service credits (net of income taxes of (9) million in 2006)	27	—	—

	(323)	(191)	(223)

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

        The aggregate foreign currency exchange gains (losses) included in the income statement are as follows for the years ended December 31, 2006, 2005 and 2004:

	Year Ended December 31,
	2006	2005	2004
	(€ in millions)
Classification under IFRS:
Sales	(14)	28	(15)
Costs and expenses	7	4	2
Other operating income	17	—	—
Financial income and expenses	47	67	21

Classification under U.S. GAAP:
Other income (expense), net	57	99	8

        Under IFRS, the Group applies hedge accounting for certain forward contracts (as explained in paragraph (g) above) that resulted in a gain included in net sales of €3 million, €9 million and €7 million for the years ended December 31, 2006, 2005 and 2004, respectively. Under U.S. GAAP, hedge accounting is not applied, and therefore, these amounts would be classified as financial income.

Consolidated Balance Sheet

        In addition to the classification differences previously discussed in this section, other differences exist in the balance sheet classification between IFRS and U.S. GAAP.

        Under IFRS, the Group classifies advance payments on inventories as a component of inventories. In accordance with U.S. GAAP, advance payments due within one year would generally be classified as a component of other current assets.

        Under IFRS, the cancellation of treasury shares involves an increase in the share premium reserve account corresponding to the reduction in share capital for the nominal value of treasury shares cancelled. The treasury shares are reduced by the acquisition cost of cancelled treasury shares and a corresponding reduction is booked in retained earnings.

        Under U.S. GAAP, the accounting treatment for cancellation of treasury shares does not affect the share premium reserve. The reduction in retained earnings is offset in part by the reduction in share capital for the nominal value of treasury shares cancelled. The impact of this difference is a reduction in the share premium reserve amounting to €13 million in 2005.

II.    Additional Disclosures

        The following disclosures are included to comply with the U.S. GAAP and United States Securities and Exchange Commission's regulations for foreign registrants. As indicated, certain disclosures are presented on an IFRS measurement basis.

(a)   Goodwill and Other Intangible Assets

        The Group completed the annual impairment test required by FAS 142 as of September 30, 2006, 2005 and 2004, which resulted in no impairment charges.

        The changes in the carrying amount of goodwill for the years ended December 31, 2006 and 2005 measured on a U.S. GAAP basis and allocated by reportable segment, are as follows:

	Magazine Paper	Newsprint	Fine & Speciality Paper	Converting Materials	Wood Products	Other Operations	Total
	(€ in millions)
Balance as of January 1, 2005	888	389	125	67	44	7	1,520
Acquisitions	—	—	—	—	—	3	3
Translation adjustments	87	1	13	10	(5)	(2)	104
Disposals	—	—	—	(58)	—	—	(58)

Balance as of December 31, 2005	975	390	138	19	39	8	1,569

Balance as of January 1, 2006	975	390	138	19	39	8	1,569
Acquisition	—	—	—	—	—	—	—
Translation adjustments	(55)	—	(6)	—	(2)	(3)	(66)
Disposals	—	—	—	—	(8)	—	(8)

Balance as of December 31, 2006	920	390	132	19	29	5	1,495

        The following disclosure relates to the Group's other intangibles and has been prepared on a U.S. GAAP measurement basis:

	As of December 31, 2006		As of December 31, 2005
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(€ in millions)
Subject to amortization:
Customer relationships	118	54	118	43
Technology	112	103	112	84
Patents	41	16	43	14
Software	350	207	333	181
Intangible rights	222	156	223	146
Intangible pension asset	—	—	17	—

Total	843	536	846	468

Not subject to amortization:
Water rights	189	—	178	—
Emission rights	16	—	36	—

Total	1,048	536	1,060	468

Under U.S. GAAP, intangible assets include customer relationships and do not include advance payments or construction in progress.
Amortization expense:
For year ended December 31, 2006	96
Estimated amortization expense:
For year ended December 31, 2007	84
For year ended December 31, 2008	65
For year ended December 31, 2009	51
For year ended December 31, 2010	23
For year ended December 31, 2011	24

(b)   Discontinued Operations

        The Group applies FAS 144 and EITF 03–13 "Applying the Conditions in Paragraph 42 of FAS 144 in Determining Whether to Report Discontinued Operations." These address financial accounting and reporting for the impairment or disposal of long-lived assets, as well as the reporting of discontinued operations. FAS 144 requires a component of an entity that either has been disposed of or is classified as held for sale to be reported as discontinued operations if (a) the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the Group as a result of the disposal transaction; and (b) the Group will not have any significant continuing involvement in the operations of the component after the disposal transaction. A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment, a reporting unit, a subsidiary, or an asset group.

        In accordance with IFRS the Group classifies a discontinued operation as a component of an entity, which (a) pursuant to a single plan, the entity is disposing of in its entirety, (b) represents a separate major line of business or geographical activity and (c) can be distinguished operationally and for financial reporting purposes.

        The following transactions are classified as discontinued operations under U.S. GAAP. However, as none of these transactions represent a major line of business, they have not been classified as discontinued operations under IFRS.

Loparex Group

        As discussed in Note 5, the Group sold Loparex Group to Mountaintop Investments B.V. in August 31, 2005. Loparex is the world's leading producer of siliconized release materials for hygiene products, labels and industrial applications. Loparex Group's production plants are located in Finland, Great Britain, the Netherlands, the United States and China and a joint venture in India. Loparex Group was previously reported in the Converting segment. Under IFRS, the results from operations and sale of Loparex Group have been classified as part of income from continuing operations. Under U.S. GAAP, Loparex Group should be classified as a discontinued operation in the income statement. Net income and earnings per share under U.S. GAAP for prior years have been reclassified to reflect Loparex Group as a discontinued operation. The revenues associated with the discontinued operations prior to inter-company eliminations were €224 million and €336 million for the years ended December 31, 2005 and 2004, respectively. The pretax result associated with the discontinued operations was a loss of €1 million for the year ended December 31, 2005 and income of €14 million for the year ended December 31, 2004. As discussed in Note 5, the non-taxable gain on disposal associated with the discontinued operations was €26 million under IFRS for the year ended December 31, 2005. Under U.S. GAAP, this gain was €21 million, as the U.S. GAAP carrying value of Loparex is more than that of IFRS due to the differences in amortization of goodwill and employee benefits. For the years ended December 31, 2005 and 2004 the intercompany sales to Loparex Group consisted of €22 million and €43 million, respectively. Intercompany purchases from Loparex Group were €6 million and €5 million for the years ended December 31, 2005 and 2004, respectively. After the disposal, UPM will have minor involvement with Loparex Group as a paper and electricity supplier in the normal course of business.

Brooks Group Ltd

        In August 2004, the Group sold the Irish building materials merchant, Brooks Group Limited, to Wolseley Group. Brooks Group is the leading builders' merchant chain for wood based products in Ireland. Brooks Group was previously reported in the Wood Products reportable segment. Under IFRS, the results from operations and sale of Brooks Group have been classified as part of income from continuing operations. Under U.S. GAAP, Brooks Group should be classified as a discontinued operation in the statement of income. Net income and earnings per share under U.S. GAAP for prior years have been reclassified to reflect Brooks Group as a discontinued operation. The revenues associated with the discontinued operations were €143 million and the pretax income was €7 million for the year ended December 31, 2004. The nontaxable gain on disposal associated with the discontinued operations was €110 million for the year ended December 31, 2004. For the year ended December 31, 2004, the intercompany sales to Brooks Group consisted of €8 million. After the disposal, UPM will have minor involvement with Brooks Group as a supplier of wood products in the normal course of business.

(c)   Income Taxes

        The Group's profit before income taxes and minority interest under IFRS for the years ended December 31, 2006, 2005 and 2004 consists of the following:

	Year Ended December 31,
	2006	2005	2004
	(€ in millions)
Profit (loss) before income taxes and minority interest:
Domestic	344	369	773
Foreign	23	(112)	(217)

	367	257	556

        The Group's income tax expense under IFRS for the years ended December 31, 2006, 2005 and 2004 consists of the following:

	Year Ended December 31,
	2006	2005	2004
	(€ in millions)
Current:
Domestic	154	67	96
Foreign	33	24	22

	187	91	118
Deferred:
Domestic	(108)	3	(190)
Foreign	(50)	(48)	(342)

	(158)	(45)	(532)

Total income taxes	29	46	(414)

        Current income tax expense is stated after the benefit arising from the utilization of loss carry-forwards amounting to €19 million, €42 million and €20 million in 2006, 2005 and 2004, respectively.

        The tax effects of the temporary differences and carry-forwards that give rise to significant portions of the Group's deferred tax liabilities and assets under IFRS as of December 31, 2006 and 2005 are as follows:

	As of December 31,
	2006	2005
	(€ in millions)
Deferred tax assets—current:
Retirement benefit and other provisions	27	22
Intercompany profit in inventory	11	14
Tax losses and tax credits carried forward	—	4

Total deferred tax assets—current	38	40
Deferred tax assets—non-current:
Retirement benefit and other provisions	84	86
Book over tax depreciation	221	215
Tax losses and tax credits carried forward	247	260
Finance leases	3	31

Total deferred tax assets—non-current	555	592

Valuation allowance	(20)	(54)

Total deferred tax assets	573	578

Deferred tax liabilities—current:
Other temporary differences	6	3

Total deferred tax liabilities—current	6	3
Deferred tax liabilities—non-current:
Tax over book depreciation	(698)	(772)
Fair value adjustments of biological assets	(173)	(208)
Fair value adjustments of net assets acquired	(93)	(109)
Other temporary differences	(43)	(27)

Total deferred tax liabilities—non-current	(1,007)	(1,116)

Total deferred tax liabilities	(1,001)	(1,113)

Net deferred tax liability	(428)	(535)

(d)   Associated Companies

        Separate financial statements of Oy Metsä-Botnia Ab for the years ended December 31, 2006, 2005 and 2004 beginning on page F-117 of this annual report are being filled pursuant to Rule 3-09 of Regulation S-X under the Securities Act.

(e)   Other Accounting Policies and Disclosures

Available-For-Sale Investments

        Proceeds from sales of available-for-sale and cost-method investments were €10 million, €284 million and €38 million during the years ended December 31, 2006, 2005 and 2004, respectively. Gross gains of €2 million, €90 million, and €1 million and gross losses of nil, nil, and nil million were realized on those sales during the years ended December 31, 2006, 2005 and 2004 respectively. The gross gain in 2005 was primarily related to the sale of Metso Corporation shares.

Supply Risk

        The Group's manufacturing operations depend upon obtaining adequate supplies of appropriate raw materials in a timely manner. Certain Group companies may at times be substantially dependent on a limited number of suppliers of key resources due to availability, locale, price, quality and other considerations. Also, from time to time, suppliers may extend lead times, limit supplies or increase prices due to capacity constraints or other factors.

        As a result, self-sufficiency in key resources is vital to the Group's operations and the Group attempts to mitigate supply risk by producing many of its necessary resources in-house or obtaining them through associated companies. In addition, the Group works closely with its key suppliers around the world to ensure that adequate supplies are available for its use.

        If the Group were unable to obtain adequate supplies of raw materials in a timely manner, or if there were significant increases in the costs of raw materials, the Group's results of operations could be adversely affected in the short term.

(f)    New Accounting Standards

        In February 2006, the FASB issued Statement No. 155, "Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statement No. 133 and 140," which provides entities with relief from having to separately determine the fair value of an embedded derivative that would otherwise be required to be bifurcated from its host to contract in accordance with FAS 133. This Statement allows an entity to make an irrevocable election to measure such a hybrid financial instrument at fair value in its entirety, with changes in fair value recognized in earnings. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of the first fiscal year that begins after September 15, 2006. The Group does not believe that the adoption of FAS 155 will have a material impact on its consolidated financial statements.

        In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109." The Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and transition, and significantly expands income tax disclosure requirements. It applies to all tax positions accounted for in accordance with

SFAS No. 109 and is effective for fiscal years beginning after December 15, 2006. The Group is currently estimating the impact of implementing FIN 48.

        In September 2006, the FASB issue Statement No. 157, "Fair Value Measurements". This Statement does not add any new fair value measurements but improves existing guidance for measuring assets and liabilities using fair value including defining fair value, establishing a framework for measuring fair value, and expands disclosures about fair value. This Statement emphasis that fair value is a market based measurement and sets forth a fair value hierarchy with the highest priority being quoted prices in active markets. This Statement is effective for fiscal years beginning after November 15, 2007. The Group is currently estimating the impact of implementing FAS 157.

        In February 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No.115," which permits entities to choose to measure many financial instruments and certain other items at fair value. The Statement's objective is to improve financial reporting by allowing entities to mitigate volatility in reported earnings caused by the measurement of related assets and liabilities using different attributes, without having to apply complex hedge accounting provisions. SFAS No. 159 is effective as of the beginning of a reporting entity's first fiscal year beginning after November 15, 2007. The Group does not believe that the adoption of FAS 159 will have a material impact on its consolidated financial statements.

(This page has been left blank intentionally.)

OY METSÄ-BOTNIA AB

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of Oy Metsä-Botnia Ab:

        In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Oy Metsä-Botnia Ab and its subsidiaries at 31 December 2006, and the results of their operations and their cash flows for the year then ended in conformity with International Financial Reporting Standards as adopted by the EU. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Helsinki, 12 March 2007

PricewaterhouseCoopers Oy Authorised Public Accountants
Ilkka Haarlaa Authorised Public Accountant	Göran Lindell
Authorised Public Accountant

OY METSÄ-BOTNIA AB

CONSOLIDATED INCOME STATEMENT

	Note	2006	2005 (Unaudited)	2004 (Unaudited)
		(€ in thousands)
Sales	(3)	1,311,294	946,512	1,065,966
Increase/decrease in finished goods		11,517	14,590	2,304
Other operating income	(4)	27,051	27,629	26,889
Materials and services
Materials and supplies		669,318	558,617	590,173
External services		172,040	84,407	79,460
Personnel expenses	(5)	96,693	81,558	88,422
Depreciation, amortisation and impairment charges	(6)	103,764	112,207	120,480
Other operating expenses	(5)	95,549	72,187	75,150

Operating profit		212,498	79,755	141,474
Share of results in associated companies		(440)	515	76
Exchange gains and losses	(7)	(250)	3,849	(5,125)
Other financial income and expenses	(7)	(9,509)	(3,711)	(1,808)

Result from continuing business operations before taxes		202,299	80,407	134,617
Income taxes	(8)	(62,482)	(21,029)	(24,306)

Profit for the financial period		139,817	59,377	110,311
Distribution of profit
To parent company shareholders		147,998	58,223	107,994
To minority interests		(8,181)	1,155	2,317

		139,817	59,377	110,311

OY METSÄ-BOTNIA AB

CONSOLIDATED CASH FLOW STATEMENT

	2006	2005 (Unaudited)	2004 (Unaudited)
	(€ in thousands)
Cash flow from operating activities
Net profit for the period	147,998	58,223	107,994
Adjustments to net profit	170,785	124,630	152,246
Interest received	4,010	3,638	4,014
Interest paid	(9,247)	(5,911)	(6,020)
Dividends received	12	5	543
Other financial items, net	(3,249)	1,992	(4,008)
Income taxes paid	(33,058)	(21,016)	(30,474)
Change in working capital	34,675	(50,764)	3,453

Net cash provided by operating activities	311,928	110,797	227,748

Cash flow from investing activities
Acquisition of subsidiary shares	(41,671)	(2,045)	(273)
Acquisition of shares in associated companies	(714)	(2,209)	(2,379)
Capital expenditure	(527,428)	(254,408)	(85,564)
Proceed from sales of fixed assets	24,342	16,149	3,335
Increase in long-term receivables, net	14,535	(15,303)	95,162

Net cash flow from investing activities	(530,936)	(257,816)	10,281

Cash flow from financing activities
Increase in long-term liabilities	137,268	0	0
Payment of long-term liabilities	0	(1,853)	(31,170)
Proceed from short-term liabilities, net	22,822	(19,102)	19,309
Change in short-term receivables, net	(41,390)	225,742	(180,246)
Dividends paid	(31,980)	(39,796)	(52,552)
Other financing cash flow	79,111	40,434	0

Net cash flow from financing activities	165,831	205,425	(244,659)

Changes in cash and cash equivalents	(53,177)	58,405	(6,629)
Cash and cash equivalents at beginning of period	71,259	11,998	19,123
Translation difference in cash and cash equivalents	(6,194)	856	(496)
Changes in cash and cash equivalents	(53,177)	58,405	(6,629)

Cash and cash equivalents at end of period	11,888	71,259	11,998

Notes to consolidated cash flow statement
Adjustments to net profit
Taxes	62,482	21,029	24,306
Depreciation, amortisation and impairment charges	103,764	112,207	120,480
Share of results in associated companies	440	(515)	(76)
Profits and losses on sale of fixed assets	(5,477)	(11,184)	(1,638)
Finance costs, net	10,199	1,166	6,856
Other adjustments	(624)	1,927	2,318

	170,785	124,630	152,246
Change in working capital
Inventories	9,591	(37,872)	20,590
Current receivables	(218)	(81,159)	(321)
Current non-interest-bearing liabilities	25,302	68,267	(16,816)

	34,675	(50,764)	3,453

OY METSÄ-BOTNIA AB

CONSOLIDATED BALANCE SHEET

	Note	31 December 2006	31 December 2005 (Unaudited)
		(€ in thousands)
ASSETS
Non-current assets
Goodwill	9	3,075	3,874
Other intangible assets	9	12,260	12,244
Property, plant and equipment	9	1,443,947	1,089,691
Biological assets	10	134,346	91,565
Investments in associated companies	11	3,475	7,310
Investments in other companies	11	7,580	7,649
Interest-bearing receivables	12	255	15,867
Other non-interest-bearing non current receivables	12	1,077	0

		1,606,014	1,228,200

Current assets
Inventories	14	146,238	155,829
Interest-bearing receivables	15	65,811	24,422
Trade and other non-interest-bearing receivables	15	169,165	168,947
Cash and cash equivalents	16	11,888	71,259

		393,103	420,457

Total assets		1,999,117	1,648,657

EQUITY AND LIABILITIES
Equity attributable to parent company shareholders
Share capital	17	179,664	179,664
Share premium	17	233,771	233,771
Translation differences	17	(24,485)	5,823
Other reserves	17	223,186	223,186
Retained earnings	17	585,307	469,289

		1,197,444	1,111,734

Minority interest	17	117,884	69,242

Total shareholders' equity		1,315,328	1,180,976
Non-current liabilities
Deferred tax liabilities	13	106,437	112,360
Retirement benefit obligations	18	2,626	3,428
Provisions	19	1,726	1,359
Interest-bearing liabilities	20	285,612	148,344
Other non-interest-bearing liabilities	21	12,060	13,404

		408,462	278,895
Current liabilities
Interest-bearing liabilities	20	60,832	38,010
Trade and other non-interest-bearing liabilities	22, 23	214,496	150,776

		275,327	188,786
Total liabilities		683,789	467,681

Total equity and liabilities		1,999,117	1,648,657

OY METSÄ-BOTNIA AB

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share Capital	Share premium reserve	Other reserves	Translation financial difference	Results from previous periods	Minority interest (%)	Total
	(€ in thousands)
(Unaudited)
Balance at 1 January 2004	179,664	233,771	223,186	(5,356)	400,910	31,300	1,063,476
Translation difference				2,564	(5,496)		(2,933)
Minority interest						(1,277)	(1,277)
Result for the period					107,994		107,994

	179,664	233,771	223,186	(2,792)	503,408	30,023	1,167,261
Dividend paid					(52,552)		(52,552)

Balance at 31 December 2004	179,664	233,771	223,186	(2,792)	450,856	30,023	1,114,709

(Unaudited)
Balance at 1 January 2005	179,664	233,771	223,186	(2,792)	450,856	30,023	1,114,709

Translation difference				8,615			8,615
Minority interest						39,219	39,219
Profit for the financial period					58,223		58,223

	179,664	233,771	223,186	5,823	509,079	69,242	1,220,766

Dividend paid					(39,795)		(39,795)

Balance at 31 December 2005	179,664	233,771	223,186	5,823	469,289	69,242	1,180,976
(Unaudited)
Balance at 1 January 2006	179,664	233,771	223,186	5,823	469,289	69,242	1,180,976

Translation difference				(30,308)			(30,308)
Minority interest						48,641	48,641
Profit for the financial period					147,998		147,998

	179,664	233,771	223,186	(24,485)	617,287	117,884	1,347,308

Dividend paid					(31,980)		(31,980)

(Audited)
Balance at 31 December 2006	179,664	233,771	223,186	(24,485)	585,307	117,884	1,315,328

OY METSÄ-BOTNIA AB

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     ACCOUNTING POLICIES

        The following is a description of the principal accounting policies to be adopted in preparation of the consolidated financial statements.

Principal activities

        Oy Metsä-Botnia Ab is a Finnish joint stock company domiciled in Helsinki. Oy Metsä-Botnia Ab and its subsidiaries together form a forest industry group whose main products are softwood, birch and aspen pulps. The Metsä-Botnia Group is part of the Metsäliitto Group, whose parent company is Metsäliitto Cooperative.

Basis of preparation and valuation

        Oy Metsä-Botnia Ab's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). The financial statements have been prepared under the historical cost convention as modified by the revaluation of biological assets and derivative agreements.

Use of estimates in the financial statements

        The preparation of financial statements under IFRS requires the use of estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenues and expenses for the reporting period. While these estimates are based on the management's best knowledge at the date of closing the accounts, actual results may differ.

Consolidation principles

        The consolidated financial statements include the financial statements of the parent company Oy Metsä-Botnia Ab and of all those subsidiaries in which the parent company controlled, either directly or indirectly, over 50 per cent of the voting rights at the end of the year or in which it otherwise had a controlling interest.

        Companies acquired during the financial period are consolidated from the date of their acquisition.

        Where necessary, the financial statements of subsidiaries have been adjusted to ensure consistency with the Group's accounting policies.

        Acquisitions of subsidiaries are accounted for using the purchase method of accounting. The excess cost of acquisition over the shareholders' equity of acquired subsidiaries is recorded in the balance sheet as goodwill.

        In accordance with IFRS 3 "Business Combinations", which came into effect on 1 April 2004, no amortization of goodwill has been made in the financial statements.

        All inter-company transactions, unrealized profits, receivables and liabilities, and intra-group profit distributions are eliminated.

        Minority interests are disclosed separately from the consolidated financial result attributable to the parent company's shareholders and from shareholders' equity, and are recorded as a separate deduction under shareholders' equity.

        Associated companies are those in which Oy Metsä-Botnia Ab holds, either directly or indirectly, 20-50 per cent of the voting rights, or over which the company has significant influence but not overall control. Interests in associated companies are calculated in the consolidated financial statements using the equity method of accounting and shown in the income statement under "Share of results of associated companies". The Group's interest in associated companies is shown in the balance sheet at an amount that reflects its share of the net assets together with goodwill on acquisition, as amortized up to 31 December 2003, under "Investments in associated companies".

Foreign currency transactions

        Foreign currency transactions are translated into euros using the exchange rate at the date of the transaction. Receivables and liabilities in foreign currencies are translated into euros using the exchange rate prevailing at the balance sheet date. Foreign exchange gains and losses arising from such translations are disclosed in full under "Financial income and expenses".

        The income statements of subsidiaries whose reporting currencies are other than euros are translated into euros using average exchange rates for the reporting period, and their balance sheets at the exchange rates prevailing at the balance sheet date. Translation differences arising on translation and on adoption of the purchase method of accounting are entered in shareholders' equity. In conjunction with the transition to IFRS, translation differences arising before 1 January 2004 are entered in retained earnings and are no longer shown in the income statement when the subsidiary is subsequently sold.

Financial assets

        The Group has complied with standards IAS 32 and IAS 39 since 1 January 2004. Previous to this, financial assets and liabilities were valued in accordance with Finnish accounting practice. From January 2004, financial assets have been categorized according to the standard as follows: 1) Financial assets recognized in the income statement at fair value, 2) Investments to be held to maturity, 3) Loans and other receivables, and 4) Financial assets available for sale. Categorization depends on the purpose for which the assets were acquired and is made at the time of the original entry in the accounts. Financial asset purchases and sales are recorded at the clearance date of the transaction.

        The Group's financial assets are categorized primarily as "Investments to be held to maturity" or as "Loans and other receivables".

        Investments to be held to maturity include those investments which the Group fully intends to retain until the date of their maturity. Loans and other receivables comprises the Group's internal deposits. Financial assets in both categories are valued at amortized cost.

Financial liabilities

        All the Group's financial liabilities are included under "Other liabilities" and loans are not classed as "Financial liabilities to be entered in the income statement at fair value". Financial liabilities entered in the accounts are valued at cost equal to the fair value of the equivalent.

        Transaction costs are included in the original carrying value of all financial liabilities. All financial liabilities are later revalued at amortized cost using the effective interest method.

Derivative financial instruments and hedge accounting

        The Group processes derivative financial instruments according to the IAS 32 and IAS 39 standard. In accordance with standards IAS 32 and IAS 39, derivative financial instruments are initially recognized in the balance sheet at cost and thereafter are revalued at their fair value.

        The Botnia Group has not yet begun to apply IFRS hedge accounting for derivative financial instruments. All derivative financial instruments are therefore stated at their fair value, and changes in fair value are recognized immediately under financial items in the income statement. Derivative instruments are valued according to accepted financial market practice. The fair values of forward foreign exchange contracts are based on forward prices prevailing at the balance sheet date.

        Derivative financial instruments mature within one year and their fair value is therefore disclosed in current non-interest-bearing receivables or liabilities.

        Hedge accounting has been applied to hedges for net investment in a foreign unit, and effectiveness testing required by hedge accounting has been performed to verify that changes in the fair value of the hedging instrument cover effectively enough, with respect to the hedged risk, any changes in the fair value of the hedged item. Changes in the fair value of a derivative hedge proven effective are recognized directly against the translation differences accumulated in shareholders' equity.

Revenue recognition

        Sales are shown net of indirect sales taxes, discounts and other sales adjustment items. Sales are recognized after transfer of the decisive risks and rewards connected with ownership of the goods sold to the buyer, and the seller has neither a continuing right to dispose of the goods nor effective control of the goods. Revenues from services are recorded when the service has been performed.

Delivery and handling costs

        The costs of goods delivery and handling are included in the income statement under operating costs and expenses.

Research and development

        Research and development costs are expensed as they are incurred. There were no development costs capitalisable under IFRS.

Income taxes

        Income taxes shown in the income statement comprise tax on the Group's taxable result for the financial period and deferred tax. Income taxes are entered on an accrual basis based on the taxable result of each reporting unit at the income tax rate applicable in the country in question. Taxes are adjusted by any income taxes for previous periods.

        Deferred tax assets and liabilities are calculated on all temporary differences between the tax bases and their carrying amounts in the financial statements. The main temporary differences are due to differences in the depreciation of fixed assets.

        Deferred tax is calculated using the official tax rates prevailing at the balance sheet date. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Leases

        Leases of property, plant and equipment in which the Group bears a substantial portion of the risks and rewards of ownership are classed as finance leases. Finance leases are capitalized at the time of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. The corresponding leasing obligations are included in other non-current interest-bearing liabilities. Property, plant and equipment acquired under finance leases are depreciated over the shorter of their useful lives or the term of the lease. Lease payments are apportioned between the liability and finance charges.

        Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are not classed as finance leases. Payments made under such leases are charged to the income statement on a straight-line basis over the period of the lease.

Inventories

        Inventories are stated at the lower of cost or net realizable value. The cost of finished goods and work in progress comprises raw materials, direct labour, other direct production costs and a portion of indirect production overheads. Indirect costs of manufacture are allocated to the different product units on the basis of normal operating capacity.

        The cost of inventories is determined using either the first-in, first-out (FIFO) method or the weighted average price. Net realizable value is determined as the estimated selling price less completion costs and selling expenses.

Property, plant and equipment

        Property, plant and equipment acquired by the Group is stated at historical cost. Assets of acquired subsidiaries are stated at the fair values at the date of acquisition. The carrying value of property, plant and equipment in the balance sheet represents the cost less accumulated depreciation and any impairment charges. Interest costs on borrowings to finance the construction of property, plant and equipment are capitalized as fixed assets during the period of time required to complete the asset for its intended use.

        Depreciation of property, plant and equipment is made on a straight-line basis using the following expected useful lives:

Buildings and structures	20–40 years
Heavy machinery	15–20 years
Light machinery and equipment	5–10 years
Other tangible assets	10–20 years

        Land and water areas are not depreciated. If significant portions of any property, plant or equipment have different useful lives, each portion is treated separately.

        Expected useful lives are reviewed at each balance sheet date and, where these differ significantly from previous estimates, the depreciation periods are changed accordingly.

        The cost of major renovations is included in the asset's carrying amount when it is probable that the economic benefits derived from the project will exceed the originally assessed standard of performance of the asset. Other repairs and maintenance costs are charged to the income statement during the financial period in which they are incurred.

        Gains and losses on disposals are determined by comparing the disposal proceeds with the carrying amount and are included in operating profit.

Biological assets

        Biological assets (i.e. living trees) are measured at fair value less estimated point-of-sale costs. The fair value of biological assets other than young seedling stands is based on discounted cash flows. Felling revenues and maintenance costs are calculated on the basis of actual prices and the company's predicted future trend in costs and prices. Forests acquired from third parties are entered at cost. Changes in the fair value of forests are included in operating profit in the income statement.

Intangible assets

Goodwill

        Goodwill represents the excess of the cost of acquisition over the fair value of assets less liabilities of acquired subsidiaries at the date of acquisition. This IFRS 3 treatment of goodwill has been used by Metsä-Botnia for all acquisitions made since 1 January 2004. As provided for under IFRS 1, acquisitions made prior to this date have been accounted for in accordance with the previously adopted accounting principles and no retrospective adjustments have been made.

        Instead of amortization, goodwill is evaluated annually and any impairment is charged to the income statement. Goodwill is stated at acquisition cost less amortization accumulated up to 31 December 2003.

Computer software

        The costs of developing and producing major computer programs are recognized in the balance sheet under intangible assets and amortized on a straight-line basis over the useful lives of the assets concerned up to a maximum of five years. Direct costs include consultation and other fees paid to outside experts, software licences, personnel costs directly attributable to the project, and other direct costs. The costs associated with maintaining and using computer software are expensed during the reporting period in which they are incurred.

Other intangible assets

        Expenditure on patents, licences and trademarks that have limited useful lives is capitalized under intangible assets and amortized on a straight-line basis over their useful lives.

Emission allowances

        Emission rights received from governments at no charge have been recognized as intangible assets and the corresponding government grant as prepayment in the balance sheet under liabilities at fair value at the date of acquisition. Emission rights are measured at initial cost or a lower fair value. Emission rights are not depreciated. Liabilities concerning actual emissions are recognized as expenses and liabilities, and the corresponding government grant as income at the same time as the actual emissions at initial cost. Therefore, the emission rights received in the initial allocation have no impact on profit and loss. Only purchases of additional rights or sale of surplus rights have an impact on profit and loss.

Accounts receivable

        Trade receivables are carried at their anticipated realizable value, which is the original invoice amount less an allowance for doubtful accounts. Such an allowance is made when there is justifiable reason to believe that the Group will not be able to collect the amount due under the original terms of the receivable.

Provisions

        Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount can be made. If the obligation is expected to be met in full or in part by reimbursement from a third party, the reimbursement is recognized as a separate asset, but only in cases where the reimbursement is virtually certain.

Environmental obligations

        Expenditure resulting from remediation of existing conditions and that does not contribute to current or future revenues is expensed. Environmental obligations are recognized based on current environmental laws and regulations when it is likely that liability has arisen and the amount can be reasonably estimated.

Cost of liabilities

        The costs of liabilities are in most cases charged to the accounts during the financial period in which they are incurred. In the case of major long-term investments in tangible fixed assets, the cost of liabilities arising from the acquisition and construction of the asset is included directly in the acquisition cost of the asset in question. The direct transaction costs of loans are deducted from the original cost of the loan and allocated as interest expenditure using the effective interest method.

Employee benefits

Pension obligations

        The Group operates pension schemes in several countries based on the regulations and practices in force in each country. Most of these are defined contribution schemes. In the case of defined benefit schemes, the employer is generally responsible for ensuring that past and present employees covered by such schemes receive the benefits to which they are entitled.

        The liability in respect of defined benefit pension schemes is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for actuarial gains and losses. The defined benefit obligation is calculated by independent actuaries. Pension obligations are shown in the balance sheet under liabilities as retirement benefit obligations.

        In the case of defined contribution schemes, pension contributions are paid to pension insurance companies on the basis of earnings during their period of employment, after which the Group has no further payment obligations. Contributions to such schemes are charged to the income statement during the period to which they relate.

Share-based payments

        A share-based incentive scheme has been established for top management. The potential compensation under the incentive scheme is based on Oy Metsä-Botnia AB's operating profit and return on capital employed and is paid partly in category B shares in M-real Corporation and shares in Oy Metsä-Botnia Ab, and partly in cash. The fair value of the share is its market value at the date of grant.

Dividends

        Dividends are set against shareholders' equity in the period in which they are approved by the company's shareholders.

2.     FINANCIAL RISK MANAGEMENT

        The financial risks associated with business are managed in accordance with the financial policy endorsed by the Board of Directors and the company's senior management. The policy provides detailed instructions on the management of foreign currency exposure and interest rate and counterparty risks, and for employing derivative financial instruments. The purpose is to protect the Group against major financing-related risks, to achieve a balanced cash flow and to allow the business units time to adjust their operations to changing conditions.

Foreign currency exposure

        Foreign currency exposure consists of the risks associated with foreign currency flows and balance sheet items denominated in foreign currencies. Most of the Group's costs are incurred in the euro-zone, but some sales are in dollars, while share sales are based on market prices quoted in dollars. Sales revenues therefore vary along with changes in the exchange rate for the dollar, while production costs remain unchanged. A strengthening of the dollar therefore has a positive impact on the consolidated financial result and a weakening of the dollar a negative impact.

        Translation risk concerning equity denominated in foreign currency arises from the consolidation of the equity of subsidiaries and associated companies outside the euro area in euros in the financial statements. At the end of the period, 15.5% of the USD-denominated equity position was hedged.

Interest rate risks

        Interest rate risks relate mainly to interest-bearing receivables and liabilities in the balance sheet. The main currencies in terms of interest rate risk management are the euro and the US dollar. The Group seeks to hedge selectively the biggest interest rate risks in accordance with the instructions contained in its financial policy. The Group has no interest rate derivative agreements open at the balance sheet date.

Commodity risk

        Commodity risk hedging may be applied selectively in the management of pulp price risks and electricity price risks. Management of pulp price risks is based on compliance with the pulp pricing policies, as contained in the shareholder agreement, in different commercial situations. The Group has no commodity derivative agreements open at the balance sheet date.

Liquidity risk

        Liquidity risk is defined as the risk that funds become insufficient to meet business needs, or that extra costs are incurred in arranging the necessary financing. Liquidity risk is monitored by estimating the need for liquidity 12-24 months ahead and comparing this with the total liquidity available.

Counterparty risk

        Financial instruments carry the risk that the Group may incur losses should the counterparty be unable to meet its commitments. Such risk is managed by entering into financial transactions only with parties with good credit ratings and within pre-determined limits.

        During the period, credit risks did not result in any losses.

New and revised standards and interpretations

        The Group has not applied the standard Financial Instruments: Disclosures (IFRS 7). The standard includes new requirements concerning notes on financial instruments in financial statements and is applicable to periods beginning after 1 January 2007. The Group will apply the new standard to the period beginning on 1 January 2007. The Group estimates that the implementation of the standard will affect primarily the presentation of notes. The Group has not applied the standard Operating Segments (IFRS 8). Application of this standard will be enforced as of 1 January 2009. The Group estimates that the implementation of the standard will affect primarily the presentation of notes.

        The Group has not applied the interpretations Reassessment of Embedded Derivatives (IFRIC 9) and Group and Treasury Share Transactions (IFRIC 11). The non-application has no material impact on the figures presented.

3.     SEGMENT DATA

        The accounting policies used for the segments are the same as those used for the Group. The data is presented in accordance with the geographical distribution of the Group's segments.

        Geographical segment sales are presented in accordance with customers' locations, and assets and investments according to their location.

Geographical segments

	Sales according to customer location			Assets by country			Capital expenditure
	2006	2005 (Unaudited)	2004 (Unaudited)	2006	2005 (Unaudited)	2004 (Unaudited)	2006	2005 (Unaudited)	2004 (Unaudited)
	(€ in thousands)
Finland	754,870	598,444	636,777	1,154,591	1,202,694	1,406,136	46,436	39,798	46,402
Other EU	286,261	230,216	288,977	1,089	662	408	0	0	0
Rest of Europe	107,212	62,775	54,011	77,831	74,952	6,707	9,881	50,454	2,608
Other countries	162,951	55,077	86,201	765,606	370,348	121,827	513,527	198,550	39,099

Total	1,311,294	946,512	1,065,966	1,999,117	1,648,657	1,535,078	569,845	288,802	88,109

Personnel at year-end

        According to location

	2006	2005 (Unaudited)	2004 (Unaudited)
Finland	1,150	1,312	1,371
Uruguay	590	222	209
Other countries	158	120	9

Total	1,898	1,654	1,589

4.     OTHER OPERATING INCOME

	2006	2005 (Unaudited)	2004 (Unaudited)
	(€ in thousands)
Other operating income
Gains on sale of fixed assets	5,477	7,413	1,638
Rents	1,027	950	5,559
Services sold	6,664	5,801	1,498
Government grants	1,991	1,774	5,996
Proceeds from emission allowances	6,235	5,936	0
Others	5,657	5,757	12,199

Total	27,051	27,629	26,889

        Government grants relate to training, healthcare and R&D costs and to energy subsidies.

5.     OTHER OPERATING COSTS AND EXPENSES

	2006	2005 (Unaudited)	2004 (Unaudited)
	(€ in thousands)
Increase/decrease in finished goods	(11,517)	(14,590)	(2,304)
Materials and services
Materials and supplies	663,207	570,643	590,891
Increase/decrease in inventories	6,111	(12,026)	(718)
External services	172,040	84,407	79,460

	841,358	643,024	669,633

Personnel expenses
Salaries and fees
Board members' salaries and fees	219	227	103
Other salaries	59,215	48,305	50,736

	59,434	48,532	50,839
Other personnel expenses
Pensions
Defined contribution plans	10,841	10,376	13,311
Other personnel expenses	26,418	22,650	24,272

	37,259	33,027	37,583
Total personnel expenses	96,693	81,558	88,422
Operating expenses
Rents and lease expenses	3,559	3,121	2,955
Other operating expenses	91,989	69,067	72,196

	95,549	72,187	75,151

Total	1,022,083	782,179	830,902

Directors' salaries and fees
The President and CEO and his deputy	374	482	328
Directors and deputy directors	137	137	103

	511	619	431

Pension arrangements for board members and Managing Director

        The president and CEO of the parent company is entitled to retire on reaching the age of 60.

        Other operating expenses include freight, energy, maintenance and administrative costs.

        Research and development costs were EUR 9.6 million in 2006, EUR 8.2 million and EUR 7.5 million in 2005 and 2004, respectively.

6.     DEPRECIATION, AMORTISATION AND IMPAIRMENT CHARGES

	2006	2005 (Unaudited)	2004 (Unaudited)
	(€ in thousands)
Scheduled depreciation and amortisation
Intangible rights	1,794	1,905	3,687
Other capitalised expenditure	958	706	684
Buildings and structures	15,237	14,404	14,458
Machinery and equipment	79,868	86,402	92,525
Other tangible assets	1,895	3,135	9,125

Total	99,752	106,552	120,480

Impairment charges
Goodwill	4,012	5,655	0

Total	4,012	5,655	0

Depreciation, amortization and impairment changes, total	103,764	112,207	120,480

7.     FINANCIAL INCOME AND EXPENSES

	2006	2005 (Unaudited)	2004 (Unaudited)
	(€ in thousands)
Interest income	3,702	4,268	4,860
Interest expenses	(11,120)	(5,811)	(5,833)
Dividend income	12	5	543
Exchange gains and losses	(250)	3,849	(5,125)
Other financial expenses	(2,544)	(1,659)	(1,302)

Total	(10,199)	652	(6,856)

8.     INCOME TAXES

	2006	2005 (Unaudited)	2004 (Unaudited)
	(€ in thousands)
Tax on taxable income for the financial period	67,600	22,172	37,428
Taxes for previous financial periods	341	246	29
Deferred taxes	(5,922)	(1,709)	(13,151)
Other taxes	463	320	0

Total	62,482	21,029	24,306

Reconciliation of income statement taxes with local tax rates

	2006	2005 (Unaudited)	2004 (Unaudited)
	(€ in thousands)
Result before taxes	202,299	80,407	134,617
Tax computed at Finnish statutory rate	52,598	20,906	39,039
Change in tax rate from 29% to 26%	0	0	(13,429)
Tax-free income and non-deductible expenses	6,435	(1,053)	(422)
Subsidiary losses, with no recognition of deferred tax assets	3,449	1,876	0
Others	0	(699)	(882)
Tax shown in consolidated income statement	62,482	21,029	24,306
Effective tax rate	30.9	26.2	28.0

9.     INTANGIBLE ASSETS AND TANGIBLE FIXED ASSETS

Goodwill and other intangible assets

	Goodwill	Intangible rights	Other capitalised expenditure	Construction in progress	Total
	(€ in thousands)
Acquisition cost at 1 Jan. 2006	21,583	19,008	13,062	65	53,719
Translation differences	(2,335)	(1)	0	0	(2,335)
Increase	1,536	10,235	9	13	11,792
Decrease	0	(9,539)	0	(3)	(9,542)
Transfers between items	0	1,961	91	0	2,052

Acquisition cost at 31 Dec. 2006	20,784	21,665	13,162	76	55,686

Accumulated amortization at 1 Jan. 2006	(17,709)	(13,808)	(6,083)	0	(37,600)
Amortization for the period	0	(1,794)	(958)	0	(2,752)

Accumulated amortization at 31 Dec. 2006	(17,709)	(15,601)	(7,041)	0	(40,351)

Carrying value at 1 Jan. 2006	3,874	5,200	6,980	65	16,118
Carrying value at 31 Dec. 2006	3,075	6,063	6,122	76	15,335
(Unaudited)
Acquisition cost at 1 Jan. 2005	15,940	16,659	10,118	0	42,717
Increase	5,643	3,876	1,331	65	10,916
Decrease	0	(1,559)	0	0	(1,559)
Transfers between items	0	31	1,614	0	1,644

Acquisition cost at 31 Dec. 2005	21,583	19,008	13,062	65	53,719

Accumulated amortization at 1 Jan. 2005	(12,054)	(11,903)	(5,377)	0	(29,334)
Amortization for the period	0	(1,905)	(706)	0	(2,611)
Impairment charges	(5,655)	0	0	0	(5,655)

Accumulated amortization at 31 Dec. 2005	(17,709)	(13,808)	(6,083)	0	(37,600)

Carrying value at 1 Jan. 2005	3,886	4,756	4,741	0	13,383
Carrying value at 31 Dec. 2005	3,874	5,200	6,980	65	16,118

        R&D expenditure is not capitalized in the consoldiated financial statements.

        Emission rights have been recognized in accordance with IFRIC 3, such that emission rights received are measured at cost in the balance sheet as intangible assets and as advances received that are recognized as revenue in accordance with the use of emission rights.

        Intangible rights in 2006 included EUR 2.5 million in emission rights.

Tangible assets

	Land and water	Buildings and structures	Machinery and equipment	Other tangible assets	Construction in progress	Total
	(€ in thousands)
Acquisition cost at 1 Jan. 2006	91,764	372,099	1,505,457	28,739	155,741	2,153,800
Translation differences	(10,778)	(2,066)	(1,335)	(20)	(27,632)	(41,830)
Increase	58,638	45,201	27,919	741	419,792	552,290
Decrease	(6,816)	(171)	(1,858)	(43)	(47,530)	(56,419)
Transfers between items	1,062	14,905	6,379	0	(25,740)	(3,395)

Acquisition cost at 31 Dec. 2006	133,869	429,968	1,536,561	29,417	474,631	2,604,446

Accumulated depreciation and impairment at 1 Jan. 2006	0	(136,085)	(907,451)	(20,678)	0	(1,064,215)
Accumulated depreciation on decrease and transfer	0	(393)	565	106	0	277
Depreciation for the period	0	(15,237)	(79,868)	(1,895)	0	(97,001)
Translation differences	(217)	156	494	4	0	438

Accumulated depreciation and impairment at 31 Dec. 2006	(217)	(151,559)	(986,260)	(22,464)	0	(1,160,500)

Carrying value at 1 Jan. 2006	91,764	236,014	598,006	8,166	155,741	1,089,691
Carrying value at 31 Dec. 2006	133,652	278,409	550,301	6,953	474,631	1,443,947
(Unaudited)
Acquisition cost at 1 Jan. 2005	53,534	356,335	1,490,698	30,733	21,531	1,952,831
Translation differences	9,053	528	821	190	6,994	17,586
Increase	26,832	5,977	24,041	750	155,823	213,422
Decrease	(6)	(269)	(15,029)	(2,933)	(10,157)	(28,395)
Transfers between items	2,351	9,528	4,927	0	(18,451)	(1,644)

Acquisition cost at 31 Dec. 2005	91,764	372,099	1,505,457	28,739	155,741	2,153,800

Accumulated depreciation and impairment at 1 Jan. 2005	0	(121,694)	(835,413)	(17,542)	0	(974,649)
Accumulated depreciation on decrease and transfer	0	60	14,666	106	0	14,832
Depreciation for the period	0	(14,404)	(86,402)	(3,135)	0	(103,941)
Translation differences	0	(47)	(303)	(1)	0	(351)

Accumulated depreciation and impairment at 31 Dec. 2005	0	(136,085)	(907,451)	(20,573)	0	(1,064,109)

Carrying value at 1 Jan. 2005	53,534	234,641	655,285	13,191	21,531	978,182
Carrying value at 31 Dec. 2005	91,764	236,014	598,006	8,166	155,741	1,089,691

        The acquisition cost of tangible fixed assets includes the following assets leased under finance lease arrangements:

Machinery and equipment
Acquisition cost	4,786
Cumulative depreciation	(2,279)
Carrying value	2,507

10.   BIOLOGICAL ASSETS

        Biological assets (living trees) were previously entered in the balance sheet at acquisition cost. Under IFRS accounting practice, they are shown at fair value. Changes in fair value are shown annually in the income statement. The valuation is based on the following assumptions: The Group owns forests in Finland and Uruguay. Forested land is included in land and water areas under fixed assets.

	2006	2005 (Unaudited)
	(€ in thousands)
At 1 Jan.	91,565	63,511
Purchases during the financial	52,821	11,120
Harvested during the period	(97,834)	(24,028)
Gains and losses arising from changes in fair values	96,919	31,376
Translation difference	(9,125)	9,585

At 31 Dec.	134,346	91,565

11.   INVESTMENTS IN ASSOCIATES

	2006	2005 (Unaudited)
	(€ in thousands)
At 1 Jan.	7,310	4,218
Share of result for the period	(440)	515
Dividends received	31	0
Increase	696	2,209
Decrease	(34)	(92)
Transfers between items	(3,780)	0
Translation differences	(307)	460

At 31 Dec.	3,475	7,310

        Investments in associates includes goodwill with a carrying value of EUR 0.1 million at 31 Dec. 2006 (EUR 1.2 million at 31 Dec. 2005).

Principal associated companies

2006	Domicile	Assets	Liabilities	Sales	Result	Group holding (%)	Value in balance sheet
	(€ in thousands)
Oy Botnia Mill Service Ab	Finland	17,127	11,402	62,006	1,413	50.2%	595
Kemi Shipping Oy	Finland	21,314	19,538	15,766	(1,149)	35.0%	194
Mittaportti Oy	Finland	1,830	1,485	11,369	45	33.4%	112
Ontur S.A.	Uruguay	9,445	3,151	0	(180)	40.0%	2,574

Total		49,716	35,577	89,141	130		3,475

Business transactions with associates

	2006	2005 (Unaudited)	2004 (Unaudited)
	(€ in thousands)
Sales	1,708	942	1,039
Purchases	55,668	38,112	33,141
Interest income	13	12	7
Interest expenses	15	0
Receivables
Current	1,408	6,389	1,664
Non-current	0	15,432	0
Liabilities
Current	6,069	7,421	5,360

12.   NON-CURRENT RECEIVABLES

	2006	2005 (Unaudited)
	(€ in thousands)
Interest-bearing non-current receivables
From associated companies	0	15,432
From others	255	434

	255	15,867

Non-interest-bearing non-current receivables
Accrued income and prepayments	77	0
Other receivables	1,000	0

	1,077	0

13.   DEFERRED TAXES

Reconciliation of deferred tax assets and liabilities in the balance sheet in 2006

	1 January 2006	In income- statement	Company acquisitions/ sales	Translation differences	Charged in Shareholders' equity	31 December 2006
	(€ in thousands)
Deferred tax assets in balance sheet
Other temporary differences	(2,833)	408	0	(1,816)	0	(4,292)
Deferred tax assets, total	(2,833)	408	0	(1,816)	0	(4,292)
Offset against deferred tax liabilities	2,833	(408)	0	1,816		4,292

Deferred tax assets in balance sheet	0	0	0	0	0	0
Deferred tax liabilities in balance sheet
Book over tax deprecation	115,244	(4,514)	0	0	0	110,730
Deferred tax liabilities, total	115,244	(4,514)	0	0	0	110,730
Tax losses and other temporary differences	(2,833)	408	0	(1,816)	0	(4,292)

Deferred tax liabilities in balance sheet	112,360	(4,107)	0	(1,816)	0	106,437
Deferred tax liabilities, net	112,360	(4,107)	0	(1,816)	0	106,437

Reconciliation of deferred tax assets and liabilities in the balance sheet in 2005

	1 January 2005	In income- statement	Company acquisitions/ sales	Translation differences	Charged in Shareholders' equity	31 December 2005
	(€ in thousands)
(Unaudited)
Deferred tax assets in balance sheet
Other temporary differences	(3,015)	121	11	0	0	(2,833)
Deferred tax assets, total	(3,015)	121	11	0	0	(2,833)

Offset against deferred tax liabilities	3,015	(121)	(11)	0	0	2,833

Deferred tax assets in balance sheet	0	0	0	0	0	0

Deferred tax liabilities in balance sheet
Book over tax deprecation	117,073	(1,829)	0	0	0	115,244
Deferred tax liabilities, total	117,073	(1,829)	0	0	0	115,244
Tax losses and other temporary differences	(3,015)	121	11	0	0	(2,833)

Deferred tax liabilities in balance sheet	114,058	(1,709)	11	0	0	112,360

Deferred tax liabilities, net	114,058	(1,709)	11	0	0	112,360

14.   INVENTORIES

	2006	2005 (Unaudited)
	(€ in thousands)
Inventories
Materials and consumables	54,971	59,286
Work in progress	4,334	3,315
Finished products	64,418	52,660
Advance payments	22,515	40,568

	146,238	155,829

        The carrying value of inventories does not include entries in net realization value.

15.   CURRENT RECEIVABLES

	2006	2005 (Unaudited)
	(€ in thousands)
Current interest-bearing loan receivables
From group companies	65,652	24,172
From others	159	250

	65,811	24,422

Trade and other non-interest-bearing receivables
From group companies
Accounts receivable	26,415	23,210
Accrued income and prepayments	632	34,824

	27,048	58,034

From associated companies
Accounts receivable	1,408	6,389

	1,408	6,389

From others
Accounts receivable	112,866	86,448
Other receivables	12,058	2,808
Accrued income and prepayments	15,785	15,268

	140,709	104,525

Total	234,976	193,369

        There were no loans receivable from the managing directors of Group companies, their deputies, board members or members of corresponding bodies.

Principal items relating to prepayments and accrued income

	2006	2005 (Unaudited)
	(€ in thousands)
Current
Taxes	6,518	6,622
Insurances	1,606	3,062
Others	7,661	5,585

Total	15,785	15,268

16.   CASH AND CASH EQUIVALENTS

	2006	2005 (Unaudited)
	(€ in thousands)
Investments to be retained until maturity	1,382	12,293
Cash and bank	10,506	58,966

Total	11,888	71,259

17.   SHAREHOLDERS' EQUITY

Changes in share capital

	Number of shares	Share capital	Share premium	Other reserves	Total
	(€ in thousands)
(Unaudited)
At 1 Jan. 2004	89,832	179,664	223,771	223,186	636,622
At 31 Dec. 2004	89,832	179,664	223,771	223,186	636,622
(Unaudited)
At 1 Jan. 2005	89,832	179,664	233,771	223,186	636,622
Issue
Acquisition of own shares
At 31 Dec. 2005	89,832	179,664	233,771	223,186	636,622
Issue
Acquisition of own shares
At 31 Dec. 2006	89,832	179,664	233,771	223,186	636,622
Distributable funds at 31 Dec.	2006	2005 (Unaudited)
Retained earnings	109,340	77,891
Net profit for the period	147,998	58,223
Translation differences	(24,485)	5,823

Distributable funds	232,854	141,936

18.   RETIREMENT BENEFIT OBLIGATIONS

        The principal pension plan in Finland is the statutory pension employment scheme (TEL), under which benefits are directly linked to the employee's earnings. Under the TEL scheme disability benefits are treated entirely on the basis of contributions.

Pensions and other post-employment benefit provisions

	2006	2005 (Unaudited)
	(€ in thousands)
Defined benefit pension plans	897	1,027
Other long-term employee benefits	1,729	2,401

Total liability	2,626	3,428

DEFINED BENEFIT PLANS

Pension commitments in balance sheet

	2006	2005 (Unaudited)
	(€ in thousands)
Present value of funded obligations	815	968
Unrecognized actuarial profits and losses	82	59

Total liability in balance sheet	897	1,027

Pension commitments in income statement

	2006	2005 (Unaudited)
	(€ in thousands)
Current service cost	(100)	(131)
Interest	(30)	49

Total is included in other operating costs	(130)	(82)

Balance sheet reconciliation

	2006	2005 (Unaudited)
	(€ in thousands)
Net obligation at 1 Jan.	1,027	1,108
Net expenses recognized in income statement	(130)	(82)

Net liability at 31 Dec.	897	1,027

Actuarial assumptions used:

	2006	2005 (Unaudited)
	(€ in thousands)
Discount rate, %	4.25	4.5
Future salary increases, %	2.1	2.1

19.   PROVISIONS

	Provisions for environmental liabilities	Provisions for pensions	Provisions in total
	(€ in thousands)
1 January 2006	1,359	3,428	4,787
Additional provisions	367	144	511
Provisions used	0	946	946

31 December 2006	1,726	2,626	4,352

        Environmental obligations includes landfill site costs EUR 1.7 million.

20.   INTEREST-BEARING LIABILITIES

Interest-bearing liabilities

	2006	2005 (Unaudited)
	(€ in thousands)
Non-current interest-bearing liabilities
Loans from financial institutions	278,024	134,431
Finance lease liabilities	1,983	2,673
Other liabilities	5,606	11,240

Total	285,612	148,344

Current interest-bearing liabilities
Current portion of long-term liabilities	21,661	3,881
Other liabilities	39,171	34,129

Total	60,832	38,010

Interest-bearing liabilities, total	346,444	186,354

Net interest-bearing liabilities

	2006	2005 (Unaudited)
	(€ in thousands)
Non-current interest-bearing liabilities	285,612	148,344
Current interest-bearing liabilities	60,832	38,010
Cash, cash equivalents and interest-bearing receivables	77,954	111,547

Interest-bearing net liabilities, total	268,490	74,807

Maturation of long-term interest-bearing liabilities

	Loans from financial institutions	Finance lease liabilities	Other loans	Total
2007	18,167	690	2,803	21,661
2008	166,799	718	2,803	170,320
2009	17,502	747	2,803	21,051
2010	17,502	518	0	18,019
2011–	76,222	0	0	76,222

Total	296,191	2,673	8,409	307,273

Current portion of long-term liabilities				21,661
Non-current interest-bearing liabilities				285,612

Maturation of finance lease liabilities

	2006	2005 (Unaudited)
	(€ in thousands)
Minimum lease payments
Under 1 year	797	797
1–2 years	797	797
2–3 years	797	797
3–4 years	532	797
4–5 years	0	532

	2,924	3,721

Future finance charges	251	384
Finance lease liabilities present value	2,673	3,337
Present value of minimum
Under 1 year	690	664
1–2 years	718	690
2–3 years	747	718
3–4 years	518	747
4–5 years	0	518

	2,673	3,337

Finlance
leasing agreements relate to trucks sold and leased back by Oy Metsä-Botnia Ab. Repayment period originally 7 years.

21.    OTHER NON-CURRENT NON-INTEREST-BEARING LIABILITIES

	2006	2005 (Unaudited)
	(€ in thousands)
Payables to Group companies
Other non-current non-interest-bearing liabilities	1,833	1,833
Other liabilities
Other non-current non-interest-bearing liabilities	327	416
Accrued expenses and deferred income	9,900	11,154

	10,227	11,571

Other non-current non-interest-bearing liabilities, total	12,060	13,404

22.    ACCOUNT PAYABLES AND OTHER NON-INTEREST-BEARING LIABILITIES

	2006	2005 (Unaudited)
	(€ in thousands)
Payables to Group companies
Accounts payable	14,093	19,617
Accrued expenses and deferred income	20,389	51,583

	34,482	71,200

Liabilities to associated companies
Accounts payable	0	6,572
Other liabilities	5,539	226
Accrued expenses and deferred income	512	623

	6,051	7,421

Other liabilities
Advance payments received	1,230	86
Accounts payable	95,781	31,594
Other liabilities	4,715	4,073
Accrued expenses and deferred income	72,237	36,402

	173,963	72,155

Current non-interest-bearing liabilities, total	214,496	150,776

23.    ACCRUED EXPENSES AND DEFERRED INCOME

	2006	2005 (Unaudited)
	(€ in thousands)
Current
Salary and personnel expenses	22,188	15,781
Interest	2,146	273
Purchases	8,820	10,468
Taxes	34,147	1,909
Others	4,936	7,970

Total	72,237	36,402

24.    DERIVATIVE INSTRUMENTS

		Fair value
2006	Nominal value	Total	Fair value hedges	Cash flow hedges	Equity hedges	Derivative instruments hedge accounting not applied
	(€ in thousands)
Forward foreign exchange contracts	37,967	(155)				(155)
Foreign exchange derivatives, total	37,967	(155)	0	0	0	(155)

Derivative instruments, total	37,967	(155)	0	0	0	(155)

Derivative financial instruments assets in balance sheet	0
Derivative financial instruments liabilities in balance sheet	(155)
		Fair value
2005	Nominal value	Total	Fair value hedges	Cash flow hedges	Equity hedges	Derivative instruments hedge accounting not applied
	(€ in thousands)
(Unaudited)
Forward foreign exchange contracts	584,721	50				50
Foreign exchange derivatives, total	584,721	50	0	0	0	50
Forward pulp contracts	9,833	372				372

Commodity derivatives, total	9,833	372	0	0	0	372

Derivative instruments, total	594,554	422	0	0	0	422

Derivative financial instruments assets in balance sheet	422
Derivative financial instruments liabilities in balance sheet	0

25.    SUBSIDIARITIES AND ASSOCIATED COMPANIES

	Country	Group holding, %	Number of shares
Subsidiary company shares
Finnish
Oy Silva Shipping Ab	Finland	100.0	400,000
Metsä-Botnia Metsät Oy	Finland	100.0	100,000
Asunto Oy Puistokatu 15	Finland	100.0	648
Foreign
Botnia Pulps GmbH	Germany	100.0	1,000
Botnia Pulps SA	France	99.9	11,533
Botnia BV	The Netherlands	100.0	19
Forestal Oriental S.A.	Uruguay	82.1	6,054,587
Botnia S.A.	Uruguay	78.0	10,238,855,000
Botnia Fray Bentos S.A.	Uruguay	82.1	660,174,951
Botnia South America S.A.	Uruguay	82.1	14,901,269,300
Tile Forestal S.A.	Uruguay	82.1	172,449,492
Uruwood S.A.	Uruguay	65.7	2,800,526
Premeland S.A.	Uruguay	82.1	459,876,092
Teromill S.A.	Uruguay	82.1	155,044,116
Uninor S.A.	Uruguay	82.1	16,679
Valafir S.A.	Uruguay	82.1	1,237,430
OOO Svir Timber	Russia	100.0	1
Baltic Pulp AS	Latvia	67.0	132,579
Associated companies
Oy Botnia Mill Service Ab	Finland	50.2	3,010
Kemi Shipping Oy	Finland	35.0	98,000
Mittaportti Oy	Finland	33.4	1,000
Ontur S.A.	Uruguay	40.0	52,332,680

        Botnia South America S.A. has a conditional purchase option for all actual shares of Botnia S.A. (Put Optio).

        Oy Metsä-Botnia Ab has proposed to the Latvian government that the jointly owned pulp mill project will be discontinued and the shares of Baltic Pulps AS owned by Oy Metsä-Botnia Ab are for sale.

26.    COMMITMENTS AND CONTINGENCIES

	2006	2005 (Unaudited)
	(€ in thousands)
For own liabilities
Debts secured against property mortgages
Loans from financial institutions	253,179	109,703
Other liabilities	9,909	12,293
Property mortgages	67,275	67,275
On behalf of Group companies
Guarantee commitments	3,528	2,927
On behalf of associated companies
Guarantee commitments	2,995	3,218
Other commitments
Collateral for own commitments	224	126
Collateral for others' commitments	3	4
Leasing commitments
Under 1 year	1,189	1,215
1–5 years	2,533	3,478

Total	3,723	4,693
Mortgages	67,275	67,275
Guarantees	6,523	6,145
Other commitments	227	130
Leasing commitments	3,723	4,693

Total	77,748	78,243

Purchase commitments

	2006	2005 (Unaudited)
	(€ in thousands)
Purchase agreements, fixed assets, payments due in a year	353,172	496,108
Purchase agreements, fixed assets, due later	30,372	54,900
Purchase agreements, others, payments due in a year	5,581	0
Purchase agreements, others, fixed assets, due later	168,299	0

27.    TRANSACTIONS WITH RELATED PARTIES

        Metsä-Botnia is part of the Finnish Metsäliitto Group. Oy Metsä-Botnia Ab's owners are M-real Corporation (39%), Metsäliitto Cooperative (14%) and UPM-Kymmene Corporation (47%). Metsä-Botnia has sold 63% of its pulp to the companies of the M-real and UPM groups. Metsä-Botnia procures its wood raw material from Metsäliitto Cooperative, the Metsäliitto Group's parent company.

Transactions with the owners

	2006	2005 (Unaudited)
	(€ in thousands)
Sales	776,210	663,828
Other operating income	8,411	6,409
Purchases	498,837	462,377
Interest income	1,340	3,158
Interest expenses	409	482
Receivables
Current	108,603	92,269
Liabilities
Non-current	9,090	13,073
Current	38,643	75,034

        Receivables from Botnia's owners do not include doubtful receivables, and no credit losses have been booked in respect of these during the financial period.

        No receivables are outstanding from the company's directors, and no commitments have been made on their behalf. For transactions with associated companies see Note 11.

28.   COMPENSATION WITH SHARES

        Oy Metsä-Botnia Ab has a share-based incentive system where the compensation is based on the value of the share. The system offers a possibility for the target group to receive a compensation which consists of Category B shares of M-real Corporation and shares of UPM-Kymmene Corporation. The period consists of two one calendar year long earning periods, with the compensation coming into effect if pre-defined goals are met for each period. The earning periods are calendar years 2006 and 2007. After the earning period is over, the compensation is paid as a combination of shares and cash.

        The Board of Directors decides annually who in the directors will be included in the target group and what their maximum compensation will be. The maximum compensation is expressed as number of shares. The success in meeting the goals during the earning period defines how large percentage of the maximum compensation is paid to the directors. The goals are set by the Board of Directors at the beginning of each earning period. The compensation is tied to the development of Botnia's operating profit (EBIT) and return on capital employed. The fair value of share compensations awarded during the reporting period was EUR 0.6 million. The effect on Botnia's result during the reporting period was EUR 0.1 million.

Date of issue 28 February 2006 Instrument	Share compensation system 2006
Share price at the start of the compensation system, EUR
M-real Corporation	4.21
UPM-Kymmene Corporation	17.80
Share price at the end of the earning period, EUR
M-real Corporation	4.79
UPM-Kymmene Corporation	19.12
Earning period	1.1.–31.12.06
Criteria
50% weight	EBIT
50% weight	ROCE
Realisation/realisation estimate	50%
Obligation to own shares, years	2
Release date of shares	1.1.2009
Remaining commitment time, years	2

        The amounts of share compensations shown in the table describe the number of shares awarded by the share compensation system. In addition, the company has committed to pay at least 1,5 the value of the shares in cash (tax portion).

29.   ENVIRONMENTAL ISSUES

Income statement

	2006	2005 (Unaudited)	2004 (Unaudited)
	(€ in thousands)
Other operating income	585	610	1,900
Materials and consumables	5,355	4,976	5,370
Personnel expenses
Salaries and fees	773	571	667
Other personnel expenses	440	384	450
Depreciation	5,593	5,586	5,563
Other operating expenses	864	784	867

Total	12,439	11,690	11,016

Balance sheet

	2006	2005 (Unaudited)
	(€ in thousands)
Tangible assets
Acquisition cost at 1 Jan.	83,562	82,551
Increase (+)	1,597	1,010
Decrease (–)	0	0
Accumulated depreciation 31.12.(-)	(40,423)	(34,836)

Carrying value at 31 Dec.	44,736	48,726

	2006	2005 (Unaudited)
	(€ in thousands)
Provisions
Provisions for environmental liabilities	1,726	1,359

Emissions trading

	2006	2005 (Unaudited)
Emission rights (1,000 tons)	76	12
Actual emissions (1,000 tons)	304	281
Sales of emission rights (EUR 1,000)	2,214	3,707

30.   SUMMARY OF DIFFERENCES BETWEEN IFRS AND U.S. GAAP

(a)   Forest Assets

        Under IFRS, biological assets (i.e., living trees) are measured at their fair value, less estimated point-of-sale costs, on the balance sheet. The fair value of biological assets, other than young seedling stands, is based on discounted cash flows from continuous operations. The fair value of young seedling stands is based on the actual reforestation cost of those stands. Changes in the value of biological assets result from growth, felling, prices, discount rate, costs and other assumption changes. The land on which the trees grow is recorded at cost.

        Under U.S. GAAP, forest assets are accounted for as long lived assets under FAS 144, and are carried at cost less depletions. Cost includes all expenditures incurred on acquisition of the forests plus reforestation and forestry development costs. Capitalized costs related to forest assets harvested each year are taken to the profit and loss account as depletions.

(b)   Pensions

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

        U.S. GAAP does not contain a similar provision to IFRS regarding insurance premiums. The costs and benefit are determined without regard to how an employer finances the plan. Therefore, defined benefit accounting is applied under U.S. GAAP.

(c)   Revaluations

        According to IFRS 1, First-time Adoption of International Financial Reporting Standards, an entity may elect to use a previous GAAP revaluation at or before the date of transition to IFRS as deemed cost for an item of property, plant and equipment.

        U.S. GAAP generally does not allow such revaluations except in certain respects involving business combinations.

QuickLinks

TABLE OF CONTENTS
INTRODUCTION
FINANCIAL AND OTHER INFORMATION
U.S. DOLLAR PRESENTATION
FORWARD-LOOKING STATEMENTS
GLOSSARY
PART I
Paper Divisions
Converting Division
Wood Products Division
PART II
PART III
SIGNATURES
UPM-KYMMENE CORPORATION INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
UPM-KYMMENE CORPORATION REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
UPM-KYMMENE CORPORATION CONSOLIDATED INCOME STATEMENT
UPM-KYMMENE CORPORATION CONSOLIDATED BALANCE SHEET
UPM-KYMMENE CORPORATION CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
UPM-KYMMENE CORPORATION CONSOLIDATED CASH FLOW STATEMENT
UPM-KYMMENE CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (In the notes all amounts are shown in millions of euros unless otherwise stated.)
OY METSÄ-BOTNIA AB REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
OY METSÄ-BOTNIA AB CONSOLIDATED INCOME STATEMENT
OY METSÄ-BOTNIA AB CONSOLIDATED CASH FLOW STATEMENT
OY METSÄ-BOTNIA AB CONSOLIDATED BALANCE SHEET
OY METSÄ-BOTNIA AB CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
OY METSÄ-BOTNIA AB NOTES TO CONSOLIDATED FINANCIAL STATEMENTS